As filed with the U.S. Securities and Exchange Commission on January 11, 2023
Registration Statement No. 333-268795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMBIPAR EMERGENCY RESPONSE
(Exact Name of Registrant as Specified in Its Charter)
Cayman Islands (Jurisdiction of incorporation or organization)	4955 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP – Brazil, 01228-200
Tel: +55 (11) 3526-3526
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

c/o Capitol Services, Inc.
1218 Central Ave Ste 100
Albany, NY 12205
Tel: (808) 345-4647
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Grenfel Calheiros, Esq. Simpson Thacher & Barlett LLP Av. Presidente Juscelino Kubitschek 1455, 12th floor São Paulo, SP, Brazil, 04543-011 Tel: +55 11 3546 1000	Mark D. Pflug, Esq. Mark A. Brod, Esq. Simpson Thacher & Barlett LLP 425 Lexington Avenue New York, New York 10017 Tel: +1 (212) 455-2000	J. Mathias von Bernuth, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Avenida Brigadeiro Faria Lima, 3311, 7th Floor São Paulo, SP, Brazil, 04538-133 Tel: +55 11 3708 1820	Maxim O. Mayer-Cesiano, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: +1 (212) 735-3000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the transaction described in the enclosed proxy statement/prospectus.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The Registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JANUARY 11, 2023
PROXY STATEMENT OF HPX CORP.
1000 N. West Street, Suite 1200
Wilmington, DE 19801
PROSPECTUS FOR UP TO 17,559,044 CLASS A ORDINARY SHARES AND 13,462,500 WARRANTS
OF
AMBIPAR EMERGENCY RESPONSE
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF HPX CORP.
TO BE HELD ON           , 2023
To the Shareholders of HPX Corp.:
The Proposals.   NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “extraordinary general meeting”) of HPX Corp., a Cayman Island exempted company (“HPX”), to be held at the offices of           located at           , and online via live webcast, at           , Eastern Time, on           , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of HPX directors, officers, employees and shareholders, HPX shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. To attend and participate in the extraordinary general meeting virtually, you must register at https://www.cstproxy.com/hpxcorp/2023, which is referred to in the accompanying proxy statement/prospectus as the HPX meeting website. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting. You are cordially invited to attend the extraordinary general meeting for the following purposes:

(1)
Proposal No. 1 — The Business Combination Proposal:   to consider and vote upon a proposal to approve and adopt by ordinary resolution the transactions contemplated by the Business Combination Agreement, dated as of July 5, 2022 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement,” and, the transactions contemplated thereby, collectively, the “Business Combination”), by and among HPX, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things, (i) HPX shall be merged with and into New PubCo, with New PubCo as the surviving entity and (ii) Merger Sub shall subsequently be merged with and into New PubCo, with New PubCo as the surviving entity (the “Business Combination Proposal”);

(2)
Proposal No. 2A — The Merger Proposals (First Plan of Merger):   to consider and vote, by way of a special resolution, upon a proposal to (i) authorize HPX to merge with and into New PubCo, with New PubCo as the surviving entity, and that all the undertaking, property and liabilities of HPX vest in New PubCo by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “First Plan of Merger”); (ii) authorize, approve and confirm, in all respects, the First Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B, and authorize HPX entering into the First Plan of Merger; and (iii) upon the Effective Date (as defined in the First Plan of Merger), (a) approve that the memorandum and articles of association of New PubCo in effect as of the date of the accompanying proxy statement/prospectus be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the amended and restated memorandum and articles of association annexed to the First Plan of Merger, (b) approve that the authorized share capital of New PubCo be amended and re-designated as set forth in the First Plan of Merger, (c) approve that the First Plan of Merger be executed by any director on behalf of HPX, and authorize to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands, and (d) confirm, ratify and approve in all respects all actions taken and documents or agreements executed, signed or delivered by any director or officer of HPX in connection with or ancillary to all such contemplated transactions (collectively, the “First Plan of Merger Proposal”);

(3)
Proposal No. 2B — The Merger Proposals (Second Plan of Merger):   to consider and vote, by way of a special resolution, upon a proposal to (i) authorize the merger of Merger Sub with and into New PubCo, with New PubCo as the surviving entity, and that all the undertaking, property and liabilities of Merger Sub vest in New PubCo by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands (the “Second Plan of Merger” and, together with the First Plan of Merger, the “Plans of Merger”); (ii) authorize, approve and confirm, in all respects, the Second Plan of Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C, and authorize New PubCo entering into the Second Plan of Merger; and (iii) upon the Effective Date (as defined in the Second Plan of Merger), (a) approve the authorized share capital of New PubCo as set forth in the Second Plan of Merger, (b) approve that the Second Plan of Merger be executed by any director on behalf of New PubCo, and authorize to submit the Second Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands, and (c) confirm, ratify and approve in all respects all actions taken and documents or agreements executed, signed or delivered by any director or officer of New PubCo in connection with or ancillary to all such contemplated transactions (collectively, the “Second Plan of Merger Proposal” and, together with the First Plan of Merger Proposal, the “Merger Proposals”);

(4)
Proposal No. 3A — The Governing Documents Proposals (Change in Authorized Share Capital):   to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the existing amended and restated memorandum and articles of association of HPX (collectively, the “Existing Governing Documents”) and the amended and restated memorandum and articles of association of New PubCo to be adopted pursuant to the First Plan of Merger (collectively, the “Proposed Governing Documents”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, in particular that the authorized share capital of HPX be changed and amended from (i) 500,000,000 Class A ordinary shares, $0.0001 par value each, 50,000,000 Class B ordinary shares, $0.0001 par value each, and 5,000,000 undesignated preference shares, $0.0001 par value each, to (ii) (a) 250,000,000 New PubCo Class A ordinary shares, par value $0.0001 per Class A ordinary share, (b) 150,000,000 New PubCo Class B ordinary shares, par value $0.0001 per Class B ordinary share, and (c) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents (the “Change in Authorized Share Capital Proposal”);

(5)
Proposal No. 3B — The Governing Documents Proposals (Method to Appoint and Elect Directors):   to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, in particular with respect to the method of appointment and election of directors to the board of directors of New PubCo (the “Method to Appoint and Elect Directors Proposal”);

(6)
Proposal No. 3C — The Governing Documents Proposals (Other Changes in Connection with the Adoption of the Proposed Governing Documents):   to consider and vote, by way of ordinary resolution, upon a proposal to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D, in particular with respect to the changes in connection with the adoption of the Proposed Governing Documents other than those being considered and voted under the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal (the “Other Changes to the Governing Documents Proposal” and, together with the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal, the “Governing Documents Proposals”); and

(7)
Proposal No. 4 — The Adjournment Proposal:   to consider and vote upon a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account (after deducting any amounts to be paid to HPX shareholders that exercise their redemption rights in connection with the Business Combination), together with the net proceeds received by New PubCo in cash or in kind from the issuance and sale of an aggregate of 16,200,000 New PubCo Ordinary Shares pursuant to the subscription agreements with Ambipar and certain investors, equal no less than $168,000,000 (without considering any payment of Business Combination related transaction expenses) would not be satisfied (the “Adjournment Proposal”).

Each of the Business Combination Proposal, the Merger Proposals, the Governing Documents Proposals and the Adjournment Proposal (collectively, the “Transaction Proposals”) is more fully described in the accompanying proxy statement/prospectus, which we urge each HPX shareholder to review carefully.
Only holders of record of HPX’s Class A ordinary shares, par value $0.0001 per share (“HPX Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share (“HPX Class B Ordinary Shares”) at the close of business on                  are entitled to notice of and to vote and have their votes counted at the extraordinary general meeting and any adjournment of the extraordinary general meeting.
The accompanying proxy statement/prospectus and accompanying proxy card is being provided to HPX shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournment of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all HPX shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes thereto and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 105 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of HPX has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers (as defined below), and unanimously recommends that shareholders vote “FOR” each of the Business Combination Proposal, the Merger Proposals, the Governing Documents Proposals and the Adjournment Proposal. When you consider the recommendation of these proposals by the board of directors of HPX, you should keep in mind that HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Redemption Rights.   Pursuant to HPX’s Existing Governing Documents, holders of HPX Class A Ordinary Shares may request that HPX redeem all or a portion of HPX Class A Ordinary Shares (such shares, the “public shares” and such holders the “public shareholders”) for cash if the Business Combination is consummated. As a public shareholder, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares, or (b) if you hold public shares through units, you elect to separate your units into the underlying public shares and HPX Public Warrants prior to exercising your redemption rights with respect to the public shares;

(ii)
submit a written request to Continental Stock Transfer & Trust Company (“Continental”), HPX’s transfer agent, in which you (a) request that HPX redeem all or a portion of your public shares for cash, and (b) identify yourself as the beneficial holder of the public shares and provide your legal name, phone number and address; and

(iii)
deliver your share certificates (if any) and other redemption forms (as applicable) to Continental physically or electronically through The Depository Trust Company.

Redemption Deadline.   Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to           , Eastern Time, on           , 2023 (two business days before the extraordinary general meeting) in order for their shares to be redeemed.
No Redemption Recommendation.   The board of directors of HPX makes no recommendation of any kind regarding the exercise of these redemption rights. While the board of directors has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers (as defined below), and unanimously recommends that shareholders vote “FOR” all of the Transaction Proposals, holders of HPX Class A Ordinary Shares must decide on their own whether it is in their best interest to redeem or not redeem their shares in connection with the Business Combination.
Redemption Procedures.   Holders of units must elect to separate the units into the underlying public shares and HPX Public Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and HPX Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares.

Redemption Rights Independent of Vote.   Public shareholders may elect to redeem public shares regardless of whether or how they vote in respect of any of the Transaction Proposals.
Return of Shares if Business Combination Fails to Close.   If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank.
Calculation of Cash Amount.   If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental, HPX will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of HPX’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 2, 2022, this would have amounted to approximately $10.06 per issued and outstanding public share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “The Extraordinary General Meeting of HPX Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
15% Limit.   Notwithstanding the foregoing redemption rights, HPX’s Existing Governing Documents provide that a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.
Warrants.   There will be no redemption rights with respect to HPX Warrants.
Sponsor Letter Agreement.   In addition, on July 15, 2020, HPX Capital Partners LLC (the “Sponsor”) entered into a letter agreement (the “Sponsor IPO Letter Agreement”) with HPX pursuant to which Sponsor has agreed, in partial consideration of receiving its HPX Class B Ordinary Shares issued to Sponsor (“Founder Shares”) and for the covenants and commitments of HPX therein, to waive its redemption rights with respect to its Founder Shares and any public shares Sponsor may have acquired after HPX’s initial public offering in connection with the completion of the Business Combination. In connection with the Business Combination Agreement, on July 5, 2022, the Sponsor entered into a sponsor letter agreement (the “Sponsor Letter Agreement”) with certain other parties pursuant to which, among other things, the parties thereto amended and restated in its entirety the Sponsor IPO Letter Agreement, and the Sponsor and the other parties thereto agreed not to redeem any outstanding Founder Shares in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX must complete its initial business combination.
Closing Conditions.   The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus, including, among other things, the approval of the Transaction Proposals. There can be no assurance that the closing conditions will be satisfied or that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement. In addition, in no event will HPX redeem public shares in an amount that would cause HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement, including the Mergers and the PIPE Financing.
Voting Procedures.
Your vote is very important.   Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting.
If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the accompanying proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes hereto and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, HPX’s proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing HPX.info@investor.morrowsodali.com.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors of HPX Corp.,
Bernardo Hees and Rodrigo Xavier
Co-Chairmen of the Board of Directors
This proxy statement/prospectus is dated           , 2023 and is first being mailed to shareholders of HPX on or about that date.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

v

HPX CORP.
1000 N. West Street, Suite 1200
Wilmington, DE 19801
Dear HPX Corp. Shareholders:
Extraordinary General Meeting.   You are cordially invited to attend the extraordinary general meeting of shareholders of HPX Corp. (the “extraordinary general meeting”), which we refer to as “we,” “us,” “our” or “HPX,” to be held at the offices of       located at        , and online via live webcast, at          , Eastern Time, on         , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of HPX directors, officers, employees and shareholders, HPX shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. To attend and participate in the extraordinary general meeting virtually, you must register at https://www.cstproxy.com/hpxcorp/2023, which is referred to in the accompanying proxy statement/prospectus as the HPX meeting website. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the extraordinary general meeting and to vote and submit questions during the extraordinary general meeting.
Business Combination Proposal.   At the extraordinary general meeting, our shareholders will be asked to consider and vote upon a proposal, which we refer to as the “Business Combination Proposal,” to approve a business combination (the “Business Combination”) by the approval and adoption of that certain Business Combination Agreement, dated as of July 5, 2022 (as may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”) that HPX has entered into with Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (“Emergencia”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (“Ambipar”), including the transactions contemplated thereby. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.
Business Combination Transactions.   As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the following transactions will occur:
(i)
At least one business day before the Closing (as defined below), Ambipar will contribute all of the issued and outstanding equity of Emergencia into Merger Sub in exchange for the newly issued ordinary shares of Merger Sub (“Merger Sub Ordinary Shares”) (the “Pre-Closing Exchange”), which shall be consummated prior to the First Effective Time (as defined below).

(ii)
On the day of the closing of the Business Combination (the “Closing” and the “Closing Date”), and in any case prior to the Second Merger (as defined below), HPX shall be merged with and into New PubCo (the “First Merger” and the effective time of the First Merger, the “First Effective Time”), with New PubCo as the surviving entity. On the Closing Date, immediately following the First Merger, Merger Sub shall be merged with and into New PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”), with New PubCo as the surviving entity.

(iii)
At the First Effective Time and after giving effect to the Sponsor Recapitalization (as defined below), (i) each issued and outstanding HPX Class A Ordinary Share will be canceled and converted into the right to receive one Class A ordinary share, par value $0.0001 per share, of New PubCo (“New PubCo Class A Ordinary Shares”); provided that the number of New PubCo Class A Ordinary Shares issuable to HPX Capital Partners LLC (the “Sponsor”) will be adjusted downwards in an amount corresponding, at one share for every $10.00, to the transaction expenses incurred by HPX in excess of $8,500,000, if any, not reimbursed by the Sponsor pursuant to the terms of the Business Combination Agreement; (ii) each issued and outstanding whole warrant to purchase HPX Class A Ordinary Shares (an “HPX Warrant”) will be converted into one warrant to purchase one New PubCo Class A Ordinary Share (a “New PubCo Warrant”) at an exercise price of

$11.50 per share, subject to the same terms and conditions existing prior to such conversion; and (iii) each restricted stock unit in respect of HPX Class A Ordinary Shares (“HPX Restricted Stock Unit”) that is outstanding and unvested as of immediately prior to the First Effective Time shall, as of the First Effective Time, be converted into a restricted stock unit that is settled in New PubCo Class A Ordinary Shares, subject to the same terms and conditions as were applicable to such HPX Restricted Stock Unit as of immediately prior to the First Effective Time. At the Second Effective Time, each issued and outstanding Merger Sub Ordinary Share will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New PubCo Class B Ordinary Shares, as determined in accordance with the per share consideration set forth in the Business Combination Agreement (the “Per Share Merger Consideration”).
Earn-Out Shares.   In addition, Ambipar will be issued up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued.
Ambipar Share Ownership.   Ambipar will hold all of the outstanding New PubCo Class B Ordinary Shares (each carrying ten votes per share), which will give Ambipar control of approximately 95.8% of New PubCo’s voting power (excluding the Earn-Out Shares) in the minimum redemption scenario (i.e., assuming that none of HPX’s public shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their public shares, but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension); provided that the number of New PubCo Class B Ordinary Shares issuable to Ambipar will be adjusted downwards in an amount corresponding, at one share for every $10.00, to the transaction expenses incurred by Emergencia in excess of $9,500,000, if any, not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement. This percentage is calculated based on a number of assumptions and is subject to adjustment in accordance with the terms of the Business Combination Agreement. This percentage assumes that none of HPX’s existing shareholders exercise their redemption rights. This percentage does not reflect any transactions that may be entered into after the date hereof or any exercise or conversion of the New PubCo Warrants or the issuance of any Earn-Out Shares. If any of HPX’s public shareholders exercise redemption rights, or any of the other assumptions are not true, this percentage will be different. You should read “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Dual Class Stock.   Each holder of New PubCo Class A Ordinary Shares will be entitled to one vote per share and each holder of New PubCo Class B Ordinary Shares will be entitled to 10 votes per share on all matters submitted to them for a vote on all New PubCo Ordinary Shares voting together as a single class (which is the case for most matters). Each New PubCo Class B Ordinary Share is convertible into one New PubCo Class A Ordinary Share (as adjusted for share split, share combination and similar transactions occurring), whereas New PubCo Class A Ordinary Shares are not convertible into New PubCo Class B Ordinary Shares under any circumstances.
Emergencia and New PubCo.   As a result of the Business Combination, Emergencia will become a wholly-owned direct subsidiary of New PubCo.
Ambipar PIPE Financing.   Concurrently with the execution of the Business Combination Agreement, Ambipar has entered into a share subscription agreement (the “Ambipar Subscription Agreement”), pursuant to which Ambipar has committed (the “Ambipar PIPE Financing”) to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share. Ambipar may pay the $50.5 million subscription price in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to an agreement, dated as of July 5, 2022, between Ambipar and Emergencia (the “Ambipar Intercompany Loan Agreement”). Pursuant to the Investor Rights Agreement (as defined below), New

PubCo has also granted Ambipar certain customary registration rights in connection with the Ambipar PIPE Financing, including “piggy-back” registration rights.
PIPE Financing.   Concurrently with the execution of the Business Combination Agreement, Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity Agro Fund”) has entered into a share subscription agreement (the “Opportunity Subscription Agreement”) pursuant to which Opportunity Agro Fund has committed (the “Opportunity PIPE Financing”) to subscribe for and purchase New PubCo Class A Ordinary Shares. New PubCo has also granted Opportunity Agro Fund certain customary registration rights in connection with the Opportunity PIPE Financing, including “piggy-back” registration rights to include its New PubCo Class A Ordinary Shares in other registration statements filed by New PubCo subsequent to the Closing.
In addition to the Opportunity Subscription Agreement, concurrently with the execution of the Business Combination Agreement, HPX and New PubCo entered into certain other subscription agreements (together with the Opportunity Subscription Agreement, the “Subscription Agreements”) with certain investors (together with Opportunity Agro Fund, the “PIPE Investors”). For the avoidance of doubt, for purposes of this proxy statement/prospectus, the terms “PIPE Investor” and “Subscription Agreement” shall be deemed not to refer to Cygnus Fund Icon or the Cygnus Subscription Agreement (as defined below), respectively, assuming that Cygnus Fund Icon will exercise the Cygnus Option (as defined below) such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement (as defined below).
In addition to the Ambipar PIPE Financing, the PIPE Investors collectively committed to subscribe for and purchase, and New PubCo agreed to issue and sell to the PIPE Investors an aggregate of 11,150,000 New PubCo Class A Ordinary Shares, for aggregate gross proceeds of $111,500,000 (the “PIPE Financing”). The New PubCo Class A Ordinary Shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. New PubCo has also granted to the PIPE Investors certain customary registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination. In consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, New PubCo has agreed to issue to the PIPE Investors, on or promptly following Closing, (i) an aggregate of 2,567,500 New PubCo Warrants (2,280,000 of which being issued to Opportunity Agro Fund) and (ii) an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares (1,810,000 of which being issued to Opportunity Agro Fund). These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively. In addition, the PIPE Investors, together with the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder, are entitled to downside protection pursuant to the Downside Protection Agreements described below, which may provide them with the DPA Guaranteed Return for their respective DPA Protected Shares and which may also provide for downside protection in the form of a transfer of a certain number of New PubCo Class A Ordinary Shares from the Sponsor to the relevant investor, thereby further reducing the effective price paid by such investor for the New PubCo Class A Ordinary Shares.
Non-Redemption Agreements.   Further, certain shareholders of HPX owning, in the aggregate, 600,000 HPX Class A Ordinary Shares (the “Non-Redeeming Shareholders”), have agreed pursuant to certain Shareholder Non-Redemption Agreements, each dated as of July 5, 2022 (as amended from time to time, the “Non-Redemption Agreements”) to, among other things, vote those shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such Non-Redeeming Shareholders hold of record or beneficially. In consideration thereof, New PubCo agreed to issue to the Non-Redeeming Shareholders one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share voted and not redeemed as described in the preceding sentence. In addition, the Non-Redeeming Shareholders are entitled to downside protection pursuant to the Downside

Protection Agreement described below. As of the date of the accompanying proxy statement/prospectus, the Sponsor and its affiliates (consisting of Mr. Marcos Peigo, Mr. Wolney Betiol and Ms. Salete Pinheiro, who are referred to herein collectively as the “Insiders”) and the Non-Redeeming Shareholders, who are subject to the voting obligations under the Sponsor Letter Agreement (as defined below) and the Non-Redemption Agreements, respectively, own approximately 74.3% and 7.1% of the issued and outstanding ordinary shares of HPX.
On December 8, 2022, HPX, New PubCo and Cygnus Fund Icon, one of the Non-Redeeming Shareholders, entered into an amended and restated Non-Redemption Agreement (the “Cygnus Non-Redemption Agreement”) as well as a Subscription Agreement (the “Cygnus Subscription Agreement”) on terms and conditions substantially consistent with those included in the Non-Redemption Agreements and the Subscription Agreements dated July 5, 2022; provided, however, that pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, Cygnus Fund Icon has been granted the option (the “Cygnus Option”), exercisable by Cygnus Fund Icon via written notice to be delivered to HPX and New PubCo no later than 10 calendar days prior to the HPX extraordinary general meeting of shareholders, either (i) to comply with the terms and conditions contained in the Cygnus Non-Redemption Agreement (including, among other things, to vote its 300,000 HPX Class A Ordinary Shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem its 300,000 HPX Class A Ordinary Shares), or (ii) not to be bound by the Cygnus Non-Redemption Agreement and instead to subscribe for 300,000 New PubCo Class A Ordinary Shares to be issued by New PubCo pursuant to the Cygnus Subscription Agreement for aggregate gross proceeds of $3,000,000. The parties agreed to amend and restate such Non-Redemption Agreement as well as to enter into the Cygnus Subscription Agreement at the request of Cygnus Fund Icon in order to provide Cygnus Fund Icon with the option to make its investment in New PubCo either through the non-redemption of its HPX Class A Ordinary Shares or through a subscription of New PubCo Class A Ordinary Shares on terms and conditions substantially consistent with the other PIPE Investors. If Cygnus Fund Icon elects option (ii) above, in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Subscription Agreement, New PubCo has agreed to issue to Cygnus Fund Icon, on or promptly following Closing, (i) 75,000 New PubCo Warrants and (ii)13,200 additional New PubCo Class A Ordinary Shares.These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Cygnus Fund Icon to $9.58 per share. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Cygnus Fund Icon further to $9.49 per share. For all purposes, this proxy statement/prospectus assumes that Cygnus Fund Icon is a Non-Redeeming Shareholder and not a PIPE Investor. For the avoidance of doubt, whether Cygnus Fund Icon chooses to be bound by the Cygnus Non-Redemption Agreement or by the Cygnus Subscription Agreement, (x) at Closing, Cygnus Fund Icon will be issued 300,000 New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants plus (y) in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Non-Redemption Agreement or the Cygnus Subscription Agreements, as the case may be, New PubCo has agreed to issue to Cygnus Fund Icon, at or promptly following the Closing, an additional 13,200 New PubCo Class A Ordinary Shares and 75,000 New PubCo Warrants, to be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization. The New PubCo Class A Ordinary Shares to be issued pursuant to the Cygnus Subscription Agreement have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. New PubCo has also granted to the Cygnus Fund Icon certain customary registration rights in connection with the Cygnus Subscription Agreement. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others.
XP Non-Redemption Agreement.   Similarly, Trend HPX SPAC FIA IE, represented by XP Allocation Asset Management Ltda., owning 1,297,400 HPX Class A Ordinary Shares (the “XP Non-Redeeming Shareholder”), entered into a certain non-redemption agreement with HPX and New PubCo (the “XP Non-Redemption Agreement”), pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any extension sought on or prior to July 15, 2022 and (ii) New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued at or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. In addition, the XP Non-Redeeming Shareholder may be entitled to downside protection rights pursuant to the terms and conditions set forth in the applicable Downside Protection Agreements described below.
Effect on Sponsor Recapitalization.   Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Downside Protection Agreements.   In connection with the Subscription Agreements, the Cygnus Subscription Agreement (as the case may be), the Non-Redemption Agreements and the XP Non-Redemption Agreement, the PIPE Investors, the Non-Redeeming Shareholders, the XP Non-Redeeming Shareholder (collectively, the “DPA Beneficiaries”), New PubCo, Ambipar and the Sponsor entered into certain downside protection agreements (as amended from time to time, the “Downside Protection Agreements”), pursuant to which the DPA Beneficiaries are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective New PubCo Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing, as detailed below:
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Each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of New PubCo Class A Ordinary Shares representing at least 50% of the number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing.

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In case an eligible DPA Beneficiary chooses to exercise its downside protection rights under the Downside Protection Agreements, (i) Ambipar is entitled to purchase from such DPA Beneficiary a number of New PubCo Class A Ordinary Shares equal to the lowest number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period (the “DPA Protected Shares”), and (ii) if Ambipar does not purchase the DPA Protected Shares, then the Sponsor is entitled either (x) to purchase from such DPA Beneficiary the DPA Protected Shares or (y) to facilitate the sale of such DPA Beneficiary’s New PubCo Class A Ordinary Shares and New PubCo Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements (the “DPA Block Trade”).

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The purchase price payable by Ambipar or the Sponsor, as applicable, for the DPA Protected Shares of the relevant DPA Beneficiary is equal to an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement, Non-Redemption Agreement or XP Non-Redemption Agreement (the “DPA Guaranteed Return”).

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If the return generated by the block trade is below the DPA Guaranteed Return, the Sponsor is required to transfer, from the DPA Pro Rata Downside Protection Shares (as defined below) available

x

to the relevant DPA Beneficiary, such number of shares in order for such DPA Beneficiary’s return to be equal to or as close as possible to the relevant DPA Guaranteed Return.
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If neither Ambipar nor the Sponsor acquires the relevant DPA Protected Shares or if a DPA Block Trade is not consummated or available, then, pursuant to the terms and conditions of the relevant Downside Protection Agreement, the Sponsor shall transfer to the relevant DPA Beneficiary the applicable number of DPA Pro Rata Downside Protection Shares.

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Under the terms of the Downside Protection Agreements, the maximum aggregate number of New PubCo Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries is 1,050,000 New PubCo Class A Ordinary Shares (the “DPA Pro Rata Downside Protection Shares”), including: (i) 808,500 to Opportunity Agro Fund, (ii) 24,150 to XP Gestão de Recursos Ltda., (iii) 14,490 to Cygnus Fund Icon, (iv) 4,830 to Gannett Peek Limited, (v) 9,660 to Genome Fund Inc, (vi) 4,830 to Tuchola Investments Inc., (vii) 9,732 to Constellation Master Fundo de Investimento de Ações, (viii) 8,163 to Constellation Qualificado Master Fundo de Investimento de Ações, (ix) 8,670 to Const Brazil US Fund LP and (x) 62,664 to XP Allocation Asset Management Ltda.

For the avoidance of doubt, New PubCo will not issue any New PubCo Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of New PubCo Ordinary Shares.
Post-Closing Ownership by Sponsor and Its Affiliates.   It is anticipated that, upon completion of the Business Combination, (i) our Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) will own approximately 3.4% of the issued and outstanding New PubCo Ordinary Shares (excluding New PubCo Warrants), (ii) our public shareholders (for the avoidance of doubts, excluding the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)) will own approximately 3.9% of the issued and outstanding New PubCo Ordinary Shares, (iii) the PIPE Investors will own approximately 22.9% of the issued and outstanding New PubCo Ordinary Shares, and (iv) Ambipar will own approximately 69.8% (excluding the Earn-Out Shares) of the issued and outstanding New PubCo Ordinary Shares. These percentages are calculated based on a number of assumptions and are subject to adjustment in accordance with the terms of the Business Combination Agreement. These relative percentages assume that none of HPX’s existing shareholders exercise their redemption rights. These percentages do not include any exercise or conversion of the New PubCo Warrants. If any of HPX’s public shareholders exercise redemption rights, or any of the other assumptions are not true, these percentages will be different. You should read “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Other Proposals at the Extraordinary General Meeting.   In addition to the Business Combination Proposal, you will also be asked to consider and vote upon: (a) two separate proposals to approve, by way of special resolutions, the plans of merger, copies of which are attached to the accompanying proxy statement/prospectus as Annex B and Annex C, in relation to the First Merger and the Second Merger, respectively (collectively, the “Merger Proposals”); (b) three separate proposals (collectively, the “Governing Documents Proposals”) to approve, by ordinary resolution, certain material differences between the amended and restated memorandum and articles of association of New PubCo to be in effect following the Business Combination, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (collectively, the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of HPX (collectively, the “Existing Governing Documents”); and (c) a proposal to approve the adjournment of the extraordinary general meeting to a later date or dates, if necessary, for one or more of the Adjournment Purposes (as defined below), which is referred to herein as the “Adjournment Proposal.” Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each shareholder is encouraged to read carefully and in its entirety.
The Adjournment Proposal provides for a vote to adjourn the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the trust account (after deducting any amounts to be paid to HPX shareholders that exercise their redemption rights in connection with the Business Combination), together with the net proceeds received by New PubCo in cash or in kind from the issuance and sale of an aggregate of 16,200,000 New PubCo Ordinary Shares pursuant to the Ambipar Subscription Agreement and the Subscription Agreements, equal to no less than $168,000,000, of which up to $50.5 million could be in the form of the conversion into equity of a portion of the intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement (without considering any payment of Business Combination related transaction expenses) would not be satisfied (such condition, the “Minimum Available Cash Condition”) (clauses (i), (ii), and (iii), collectively the “Adjournment Purposes”). In no event, however, will we redeem HPX Class A Ordinary Shares in an amount that would cause HPX’s net tangible assets to be less than $5,000,001.
Certain Agreements Related to the Business Combination.   In connection with the Business Combination, certain related agreements have been or will be entered into on or prior to the closing of the Business Combination, including the Voting and Support Agreement, the Ambipar Subscription Agreement, the Subscription Agreements, Cygnus Subscription Agreement, the Non-Redemption Agreements, the Cygnus Non-Redemption Agreement, the XP Non-Redemption Agreement, the Sponsor Letter Agreement, the Contribution Agreement, the Investor Rights Agreement, the Articles of New PubCo, the Downside Protection Agreements, the Cost Sharing Agreement and the Trademark Licensing Agreement (each as defined in the accompanying proxy statement/prospectus). See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.
Closing Conditions.   Under the Business Combination Agreement, the closing of the Business Combination is subject to the satisfaction or waiver of a number of customary closing conditions, including, among others, (i) HPX having net tangible assets of at least $5,000,001 following the exercise by the holders of the HPX Class A Ordinary Shares issued in HPX’s initial public offering and outstanding immediately before the First Effective Time of their right to redeem their HPX Class A Ordinary Shares in accordance with the Existing Governing Documents, (ii) the absence of any material adverse effect (as defined in the Business Combination Agreement), (iii) HPX shareholders having approved the Business Combination Proposal and each of the other proposals presented to HPX shareholders in this proxy statement/prospectus and (vi) the Minimum Available Cash Condition.
NYSE American Listing.   The HPX Class A Ordinary Shares and HPX Public Warrants and units are currently listed on NYSE American under the symbols “HPX,” “HPX.WS” and “HPX.U,” respectively.
NYSE Listing.   New PubCo has applied to list its New PubCo Class A Ordinary Shares and New PubCo Warrants on the NYSE under the symbols “AMBI” and “AMBIWS,” respectively, in connection with the closing of the Business Combination. We cannot assure you that the New PubCo Class A Ordinary Shares or the New PubCo Warrants will be approved for listing on the NYSE. Each of HPX and Emergencia is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and, following the Business Combination, New PubCo will be, an “emerging growth company.” As such, New PubCo has elected to comply with certain reduced public company reporting requirements.
Controlled Company.   In addition, upon completion of the Business Combination, New PubCo will be a “controlled company” within the meaning of the NYSE corporate governance standards and eligible to take advantage of exemptions from certain NYSE corporate governance standards. For more information, see “Summary of the Proxy Statement/Prospectus — Controlled Company and Foreign Private Issuer.”
Redemption Rights.   Pursuant to the Existing Governing Documents, an HPX shareholder may request that HPX redeem all or a portion of their public shares for cash if the Business Combination is consummated. Holders of units must elect to separate the units into the underlying public shares and HPX Warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and HPX Warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company (“Continental”), HPX’s transfer agent, directly and instruct it to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. HPX shareholders may elect to redeem their public shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker, or bank. If the Business Combination is consummated, and if an HPX shareholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its share certificates (if any) and other redemption forms to Continental, HPX will redeem such public shares (or portion thereof, as applicable) for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of HPX’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, as of December 2, 2022, based on funds contained in the trust account of approximately $21.9 million, this would have amounted to approximately $10.06 per issued and outstanding public share. If an HPX shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “The Extraordinary General Meeting of HPX Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash. Notwithstanding the foregoing, an HPX shareholder, together with any affiliate of such public shareholder or any other person with whom such HPX shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if an HPX shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess public shares would be converted into the merger consideration in connection with the Business Combination.
Ambipar Board Approval.   Concurrently with the execution of the Business Combination Agreement, Ambipar’s board of directors approved the Business Combination and agreed to perform the Pre-Closing Exchange in a first step, and, subject to completion of all conditions precedent under the Business Combination Agreement, the Closing, including the exchange of Merger Sub Ordinary Shares for New PubCo Class B Ordinary Shares, which will carry voting rights in the form of 10 votes per share.
Sponsor Letter Agreement.   In connection with the entry into the Business Combination Agreement, HPX, New PubCo, Emergencia, the Sponsor and each of the Insiders entered into an agreement, dated as of July 5, 2022 (the “Sponsor Letter Agreement”), attached hereto as Annex E, pursuant to which, among other things, the parties thereto have agreed (i) to amend and restate in its entirety the sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto, (ii) that the Sponsor and Insiders will not redeem any outstanding Founder Shares in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX is required to consummate its initial business combination, (iii) that the Sponsor and Insiders will be present for the relevant meetings and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX must complete its business combination, (iv) that, prior to the Closing, the Sponsor and Insiders will not transfer any Founder Shares or HPX Private Placement Warrants except as permitted thereby, and (v) that, immediately prior to the consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and Insiders shall effect the Sponsor Recapitalization described below. In addition, conditioned upon the consummation of the Mergers, the Sponsor and Insiders waived certain anti-dilution provisions contained in the Existing Governing Documents. See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Agreements Related to the Business Combination — Sponsor Letter Agreement” in the accompanying proxy statement/prospectus for more information related to the Sponsor Letter Agreement.
Sponsor Recapitalization.   Pursuant to the Sponsor Letter Agreement, the initial shareholders have agreed to contribute, transfer, assign, convey and deliver to HPX, and HPX will acquire and accept from the initial shareholders, all of initial shareholders’ right, title and interest in, to and under each of their 6,305,000 outstanding HPX Class B Ordinary Shares (6,245,000 of which are held by the Sponsor) and each of the 7,060,000 HPX Private Placement Warrants to purchase one HPX Class A Ordinary Share (all such HPX Private Placement Warrants are held by the Sponsor), and in exchange therefore, HPX will issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens, such that, immediately prior to the First Effective Time, there shall cease to be outstanding any HPX Class B Ordinary Shares. We refer to this series of transactions as the “Sponsor Recapitalization.”
Investor Rights Agreement.   In addition, concurrently with the execution of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity Agro Fund and certain other shareholders of HPX entered into an Investor Rights Agreement (the “Investor Rights Agreement”), which will become effective as of the Closing and will amend and restate, effective as of Closing, in its entirety HPX’s existing Registration Rights Agreement, dated as of July 15, 2020, by and among HPX, the Sponsor, and each of HPX’s independent directors.
Registration Rights.   Pursuant to the registration rights provisions of the Investor Rights Agreement, the Sponsor and certain holders of registrable securities (as defined in the accompanying proxy statement/prospectus) will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations, so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not review the registration statement or 90 days if the SEC notifies New PubCo that it will review the registration statement.
Lock-Up.   In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of HPX, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such New PubCo shareholder provides written notice to New PubCo or (ii) (A) if such New PubCo shareholder is an individual, by virtue of laws of descent and distribution upon death of the individual, (B) if such New PubCo shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares or other equity securities of New PubCo for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such New PubCo shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined in the Investor Rights Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to New PubCo, agreeing to be bound by the Lock-up Agreement prior and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
Advisory Executive Committee.   Furthermore, pursuant to the Investor Rights Agreement, the board of directors of New PubCo will establish an advisory executive committee comprised of up to four members to advise the board of directors of New PubCo, of which (i) one member will be designated by Opportunity Agro Fund, for as long as Opportunity Agro Fund is entitled under the terms of the Proposed Governing

Documents to appoint a member of the board of directors and effectively appoints such member; (ii) one member will be designated by the Sponsor, for as long as the Sponsor is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member; and (iii) two members will be designated by Ambipar, for as long as Ambipar is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member.
See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Agreements Related to the Business Combination — Investor Rights Agreement” in the accompanying proxy statement/prospectus for more information related to the Investor Rights Agreement.
Proxy Statement/Prospectus.   We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the extraordinary general meeting and at any adjournments or postponements of the extraordinary general meeting. Whether or not you plan to attend the extraordinary general meeting, all HPX shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 105 of the accompanying proxy statement/prospectus.
Board Recommendation.   After careful consideration, the board of directors of HPX has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” each of the Business Combination Proposal, the Merger Proposals, the Governing Documents Proposals and the Adjournment Proposal. When you consider the recommendation of these proposals by the board of directors of HPX, you should keep in mind that HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
The approval of each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Business Combination Proposal, the Governing Documents Proposals and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Your vote is very important.   Whether or not you plan to attend the extraordinary general meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the extraordinary general meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the extraordinary general meeting.
If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting. If you are a shareholder of record and you attend the extraordinary general meeting and wish to vote in person, you may withdraw your proxy and vote in person.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES (OR A SPECIFIED PORTION OF THEM) ARE REDEEMED FOR A PRO

RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO CONTINENTAL, HPX’S TRANSFER AGENT, AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO CONTINENTAL OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
On behalf of HPX’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.
           , 2023
Sincerely,
Bernardo Hees and Rodrigo Xavier
Co-Chairmen of the Board of Directors
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus is dated and is first being mailed to shareholders on or about       , 2023.

ABOUT THIS PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (“SEC”), by Ambipar Emergency Response (“New PubCo”) (File No.333-268795), constitutes a prospectus of New PubCo under Section 5 of the Securities Act of 1933, as amended, with respect to the New PubCo Class A Ordinary Shares (as defined below) to be issued to HPX Corp. (“HPX”) shareholders, as well as the New PubCo Warrants to be issued to HPX warrantholders if the Business Combination described below is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the extraordinary general meeting of HPX shareholders at which HPX shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination, among other matters.
CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS
In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:
•
“$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

•
“R$” and “reais” each refer to the Brazilian real.

FREQUENTLY USED TERMS
Unless otherwise stated or unless the context otherwise requires, the term “Emergencia” refers to Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, the term “HPX” refers to HPX Corp., a Cayman Island exempted company, and the term “New PubCo” refers to Ambipar Emergency Response, a Cayman Islands exempted company.
All references to “we,” “us” or “our” refer to HPX, unless the context otherwise requires or as specified in certain sections or subsections of this proxy statement/prospectus, including, “Risk Factors,” “Business of Emergencia” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia,” as indicated therein, in which case, “we,” “us,” or “our” refer to Emergencia and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New PubCo and its subsidiaries following the consummation of the Business Combination.
In this document:
“Additional Extension” means any extension of the deadline by which HPX must complete its initial business combination other than the Initial Extension or the Second Extension.
“Adjournment Proposal” means a proposal for the HPX extraordinary general meeting of shareholders to approve the adjournment of the extraordinary general meeting of the shareholders of HPX to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, there are not sufficient votes to approve one or more proposals presented to shareholders for vote at such extraordinary general meeting or public shareholders have elected to redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to closing of the Business Combination would not be satisfied.
“Adjournment Purposes” means the following purposes to adjourn the extraordinary general meeting of the shareholders of HPX to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of the public shares such that the condition to consummation of the Business Combination that the aggregate cash in the Trust Account (after deducting any amounts to be paid to HPX shareholders that exercise their redemption rights in connection with the Business Combination), together with the net proceeds received by New PubCo, in cash or in kind, from the issuance and sale of an aggregate of 16,200,000 New PubCo Ordinary Shares pursuant to the Ambipar Subscription Agreement and the Subscription Agreements, equal no less than $168,000,000 (without considering any payment of Business Combination related transaction expenses) would not be satisfied.
“Ambipar” means Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil.
“Ambipar Group” means, collectively, Ambipar and all of its subsidiaries prior to the Business Combination.
“Ambipar Intercompany Loan Agreement” means a loan agreement dated as of July 5, 2022, by and between Ambipar and Emergencia, pursuant to which Ambipar formalized the disbursement to Emergencia of an aggregate amount in Brazilian reais equivalent to $50.5 million as a loan.
“Ambipar PIPE Financing” means Ambipar’s commitment to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share, which may be paid by Ambipar in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement.
“Ambipar Subscription Agreement” means the subscription agreement dated as of July 5, 2022, by and among Ambipar, New PubCo and HPX.
“Ambipar USA” means Ambipar Holding USA, Inc., a Delaware corporation and Emergencia’s wholly owned subsidiary.
“Articles” means the amended and restated memorandum and articles of association of New PubCo that will be in effect upon the Closing of the Business Combination.
“Available Cash” means an amount equal to the sum of, immediately prior to the Closing, (i) the amount of cash and cash equivalents available to be released from the Trust Account (after giving effect to all payments to HPX shareholders that exercise their redemption rights in connection with the Business Combination or any Extension), plus (ii) the net amount of proceeds actually received by New PubCo pursuant to the PIPE Financing, plus (iii) the Ambipar PIPE Financing.
“B3” means B3 S.A. — Brasil, Bolsa, Balcão, the Brazilian stock exchange.
“BDO” means BDO RCS Auditores Independentes SS, an independent registered public accounting firm.
“BofA Securities” means BofA Securities, Inc.
“broker non-vote” means the failure of an HPX shareholder, who holds his or her shares in “street name” through a broker or other nominee, to give voting instructions to such broker or other nominee.
“BRZ” means BRZ Advogados.
“Business Combination” means the Mergers and the other transactions contemplated by the Business Combination Agreement, collectively, including the PIPE Financing.
“Business Combination Agreement” means the Business Combination Agreement, dated as of July 5, 2022, as may be amended, supplemented, or otherwise modified from time to time, by and among HPX, New PubCo, Merger Sub, Emergencia and Ambipar.
“Business Combination Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to approve the adoption of the transactions contemplated by the Business Combination Agreement.
“Carey Olsen” means Carey Olsen Cayman Limited.
“Central Bank” means the Banco Central do Brasil, or Brazilian Central Bank.

“Change in Authorized Share Capital Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, in particular a change in the authorized share capital of New PubCo.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the day of the Closing.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Code of Ethics” means HPX’s code of ethics and business conduct applicable to its directors, officers and employees.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Constellation” means, collectively, Constellation Master Fundo de Investimento de Ações, Constellation Qualificado Master Fundo de Investimento de Ações and Const Brazil US Fund LP.
“Continental” refers to Continental Stock Transfer & Trust Company.
“Contribution Agreement” means the contribution agreement entered into and among Ambipar and Merger Sub, pursuant to which, Ambipar agreed to give effect to the Pre-Closing Exchange, after which Emergencia will become a wholly-owned subsidiary of Merger Sub.
“Cost Sharing Agreement” means a certain cost sharing agreement to be entered into by and among Ambipar, Emergencia and certain of its subsidiaries prior to the First Effective Time, but effective as of Closing, pursuant to which Ambipar will agree to provide certain shared support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein.
“COVID-19” or the “COVID-19 pandemic” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.
“Credit Suisse” means Credit Suisse Securities (USA) LLC.
“Current Taxable Year” means the taxable year ended December 31, 2022.
“Cygnus Non-Redemption Agreement” means the amended and restated Non-Redemption Agreement, dated December 8, 2022, entered into by and among HPX, New PubCo and Cygnus Fund Icon.
“Cygnus Option” means the option granted to Cygnus Fund Icon pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, exercisable by Cygnus Fund Icon via written notice to be delivered to HPX and New PubCo no later than 10 calendar days prior to HPX extraordinary general meeting of shareholders, either (i) to comply with the terms and conditions contained in the Cygnus Non-Redemption Agreement (including, among other things, to vote its 300,000 HPX Class A Ordinary Shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem its 300,000 HPX Class A Ordinary Shares), or (ii) not to be bound by the Cygnus Non-Redemption Agreement and instead to subscribe for 300,000 New PubCo Class A Ordinary Shares to be issued by New PubCo pursuant to the Cygnus Subscription Agreement.
“Cygnus Subscription Agreement” means the Subscription Agreement, dated December 8, 2022, entered into by and among HPX, New PubCo and Cygnus Fund Icon.
“Debentures” means, collectively, the debentures issued under the First Issuance of Debentures and the Second Issuance of Debentures.
“Deeds of Debentures” means, collectively, the First Deed of Debentures and the Second Deed of Debentures.
“Default PFIC Regime” means special rules to which a U.S. Holder will generally be subject if HPX or New PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in such U.S. Holder’s holding period in New PubCo Class A Ordinary Shares.

“Downside Protection Agreements” means certain downside protection agreements, as amended from time to time, entered into by and among Emergencia, the Sponsor, Ambipar and the DPA Beneficiaries in connection with the Subscription Agreements, the Ambipar Subscription Agreement, the Non-Redemption Agreements and the XP Non-Redemption Agreement, as applicable.
“DPA Beneficiaries” means the PIPE Investors, the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder, each of which has executed a Downside Protection Agreement.
“DPA Block Trade” means the sale of a DPA Beneficiary’s New PubCo Class A Ordinary Shares and New PubCo Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements.
“DPA Guaranteed Return” means an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement, Non-Redemption Agreement or XP Non-Redemption Agreement.
“DPA Measurement Period” means the period beginning on the Closing Date and ending on the day of the 30-month anniversary of the Closing Date.
“DPA Pro Rata Downside Protection Shares” means the maximum aggregate number of 1,050,000 New PubCo Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries under the Downside Protection Agreements.
“DPA Protected Shares” means, in relation to each DPA Beneficiary, a number of New PubCo Class A Ordinary Shares equal to the lowest number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period.
“DTC” means the Depository Trust Company.
“EarlyBird” means EarlyBirdCapital, Inc.
“Earn-Out Shares” means up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares to be issued to Ambipar, subject to the terms and conditions of the Business Combination Agreement.
“Emergencia LOI” means the Letter of Intent, dated as of February 8, 2022, by and among Sponsor, HPX and Emergencia.
“Emergencia Ordinary Shares” means the ordinary shares, no par value per share, of Emergencia.
“Engagement Letter” means the placement agency engagement letter by and between HPX, Ambipar and Credit Suisse dated March 24, 2022.
“EU” means the European Union.
“Excess Shares” means the public shares in excess of 15% of the public shares held in the aggregate by a public shareholder, together with his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Existing Governing Documents” means the amended and restated memorandum and articles of association of HPX.
“Extension” means the Initial Extension, the Second Extension or any Additional Extension.
“Extension Amendments” means, collectively, the Initial Extension Amendment and the Second Extension Amendment.
“extraordinary general meeting” means the extraordinary general meeting of HPX to be held at the offices of           located at           , and online via live webcast, at           , Eastern Time, on            , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

“F Reorganization” means a mere change in identity, form, or place of organization of one corporation, however effected, pursuant to Section 368(a)(1)(F) of the Code.
“First Deed of Debentures” means the deed of debentures governing the First Issuance of Debentures, dated as of February 11, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar and Environmental ESG Participações S.A., as guarantors.
“First Effective Time” means the time at which the First Merger becomes effective.
“First Issuance of Debentures” means the issuance by Emergencia, on February 15, 2022, of an aggregate principal amount of R$335.5 million in a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028, pursuant to the First Deed of Debentures.
“First Merger” means the merger of HPX with and into New PubCo pursuant to the Business Combination Agreement, with New PubCo as the surviving entity.
“First Plan of Merger” means the plan of merger pursuant to which HPX will be merged with and into New PubCo, with New PubCo as the surviving entity.
“First Plan of Merger Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to authorize the First Merger and authorize, approve and confirm, in all respects, the First Plan of Merger.
“Founder Shares” means the HPX Class B Ordinary Shares.
“Governing Documents Proposals” means the Change in Authorized Share Capital Proposal (or Governing Documents Proposal A), the Method to Appoint and Elect Directors Proposal (or Governing Documents Proposal B) and the Other Changes to the Governing Documents Proposal (or Governing Documents Proposal C).
“Governmental Entity” means: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
“Group Companies” means Emergencia and all of its direct and indirect subsidiaries.
“GT” means Greenberg Traurig, LLP.
“HPX Board” means the board of directors of HPX.
“HPX Class A Ordinary Shares” means HPX’s Class A ordinary shares, par value $0.0001 per share.
“HPX Class B Ordinary Shares” means HPX’s Class B ordinary shares, par value $0.0001 per share.
“HPX Ordinary Shares” means the HPX Class A Ordinary Shares and the HPX Class B Ordinary Shares, collectively.
“HPX Private Placement Warrants” means the warrants to purchase HPX Class A Ordinary Shares purchased in a private placement in connection with the IPO.
“HPX Public Warrants” means the warrants included in the units sold in HPX’s IPO, each of which is exercisable for one HPX Class A Ordinary Share, in accordance with its terms.
“HPX Restricted Stock Unit” means any restricted stock unit in respect of HPX Class A Ordinary Shares.
“HPX Securities” means HPX’s units, the HPX Class A Ordinary Shares and HPX Public Warrants that are currently listed on the NYSE American under the symbols “HPX.U,” “HPX,” and “HPX.WS,” respectively.

“HPX shareholders” means the holders of HPX Ordinary Shares.
“HPX warrantholders” means holders of HPX Public Warrants and HPX Private Placement Warrants.
“HPX Warrants” means the HPX Public Warrants and the HPX Private Placement Warrants.
“IASB” means the International Accounting Standards Board.
“IFRS” means International Financial Reporting Standards, as issued by the IASB.
“Initial Extension” means the extension of the deadline by which HPX must complete its initial business combination from July 20, 2022 to November 20, 2022.
“Initial Extension Amendment” means an amendment to the Existing Governing Documents to give effect to the Initial Extension.
“initial shareholders” means the Sponsor and the Insiders, holders of HPX Class B Ordinary Shares.
“Insiders” means HPX’s independent directors, Mr. Marcos Peigo, Mr. Wolney Betiol and Ms. Salete Pinheiro.
“Interim Period” means the period starting on the date of the Business Combination Agreement until the earlier of the Second Effective Time or the termination of the Business Combination Agreement.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Investor Rights Agreement” means the Investor Rights Agreement, dated as of July 5, 2022, by and among New PubCo, the Sponsor, Ambipar and certain persons named therein, pursuant to which that certain Registration Rights Agreement, dated as of July 15, 2020, shall be amended and restated in its entirety, as of the Closing.
“IPO” means HPX’s initial public offering of units, consummated on July 20, 2020.
“IPO Underwriting Agreement” means the underwriting agreement in connection with the IPO, entered into by and between HPX and Credit Suisse, dated as of July 15, 2020.
“IRS” means the Internal Revenue Service for the United States federal government.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“KPMG” means KPMG Assessores Ltda.
“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, collective bargaining agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
“management” or our “management team” means the officers of HPX, the officers of Emergencia, or the officers of Ambipar, respectively, as the context requires.
“Maples” means Maples and Calder (Cayman) LLP.
“Marcum” means Marcum LLP.
“Mattos Filho” means Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados.
“Merger Proposals” means the First Plan of Merger Proposal (or Merger Proposal 2A) and the Second Plan of Merger Proposal (or Merger Proposal 2B).
“Mergers” means the First Merger and Second Merger.
“Merger Sub” means Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands.

“Merger Sub Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Merger Sub.
“Method to Appoint and Elect Directors Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, in particular with respect to the method of appointment and election of directors to the board of directors of New PubCo.
“Minimum Available Cash Condition” means the condition that Available Cash shall be greater than or equal to $168,000,000, of which up to $50.5 million could be in the form of the conversion into equity of a portion of the intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement.
“Morrow Sodali” means Morrow Sodali LLC, HPX’s proxy solicitor.
“New PubCo Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of New PubCo.
“New PubCo Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of New PubCo which will carry voting rights in the form of 10 votes per share of New PubCo.
“New PubCo Equity Plan” means the omnibus equity incentive plan to be established by New PubCo pursuant to the terms set forth in the Business Combination Agreement, effective as of (and contingent on) Closing.
“New PubCo Ordinary Shares” means the New PubCo Class A Ordinary Shares and the New PubCo Class B Ordinary Shares, collectively.
“New PubCo Private Placement Warrants” means the HPX Private Placement Warrants, as converted in the First Merger such that they represent the right to acquire the same number of New PubCo Class A Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the First Effective Time.
“New PubCo Public Warrant” means the HPX Public Warrants, as converted in the First Merger such that they represent the right to acquire the same number of New PubCo Class A Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the First Effective Time.
“New PubCo Securities” means the New PubCo Ordinary Shares and New PubCo Warrants.
“New PubCo Warrants” means the warrants, issued by HPX, to acquire HPX Class A Ordinary Shares that are outstanding immediately prior to the First Effective Time, as converted in the First Merger such that they represent the right to acquire the same number of New PubCo Class A Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the First Effective Time.
“Non-Redeeming Shareholders” means Genome Fund Inc., Gannet Peek Ltd. (represented by Baraterre Limited and Tarpumbay Limited) and Cygnus Fund Icon (represented by Deltec Fund Governors Ltd.), shareholders of HPX owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares.
“Non-Redemption Agreements” means certain shareholder non-redemption agreements, dated as of July 5, 2022, as amended from time to time by HPX, New PubCo and the Non-Redeeming Shareholders, (including the Cygnus Non-Redemption Agreement), under which, among other things, such Non-Redeeming Shareholders have agreed to vote in favor of any Extension and the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such shareholder holds of record or beneficially.
“NSIA” means the United Kingdom National Security and Investment Act 2021.
“NYSE” means either the New York Stock Exchange or NYSE American, as applicable. New PubCo is expected to apply to list the New PubCo Class A Ordinary Shares and the New PubCo Warrants on NYSE American if it does not meet the New York Stock Exchange listing standards at Closing.

“NYSE American” means NYSE American LLC.
“Opportunity Agro Fund” means Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior.
“Opportunity PIPE Financing” means Opportunity Agro Fund’s commitment to subscribe for and purchase 10,000,000 New PubCo Class A Ordinary Shares on the terms and conditions set forth in the Opportunity Subscription Agreement otherwise described in this proxy statement/prospectus.
“Opportunity Subscription Agreement” means the subscription agreement entered into by and between Opportunity Agro Fund, New PubCo and HPX, dated as of July 5, 2022.
“Options” means non-qualified stock options that New PubCo may grant pursuant to the New PubCo Equity Plan.
“Other Changes to the Governing Documents Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to approve the principal differences between the Existing Governing Documents and the Proposed Governing Documents, in particular with respect to the changes in connection with the adoption of the Proposed Governing Documents other than those being considered and voted under the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal.
“Parties” means HPX, New PubCo, Merger Sub, Emergencia and Ambipar, as parties to the Business Combination Agreement.
“PCAOB” means the Public Company Accounting Oversight Board.
“Per Share Merger Consideration” means a number of validly issued, fully paid and nonassessable New PubCo Class B Ordinary Shares equal to (i) the quotient equal to (x) $345,419,903 (as adjusted downwards by any transaction expenses incurred by Emergencia in excess of $9,500,000 not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement) divided by (y) the number of Merger Sub Ordinary Shares outstanding immediately prior to the Second Effective Time after giving effect to the Pre-Closing Exchange divided by (ii) $10.00.
“PFIC” means passive foreign investment company as defined in the Code.
“PIPE Financing” means the transactions contemplated by the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for and purchase an aggregate of 11,150,000 New PubCo Class A Ordinary Shares on the terms and conditions otherwise described in this proxy statement/prospectus.
“PIPE Investors” means the investors (including Opportunity Agro Fund) participating in the PIPE Financing, collectively. For the avoidance of doubt, for purposes of this proxy statement/prospectus, the term “PIPE Investor” shall be deemed not to refer to Cygnus Fund Icon, assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement.
“Plans of Merger” means the plans of merger pursuant to which (i) HPX will be merged with and into New PubCo, with New PubCo as the surviving entity, and (ii) Merger Sub will be merged with and into New PubCo, with New PubCo as the surviving entity.
“Pre-Closing Exchange” means the contribution that Ambipar will complete prior to the First Effective Time, pursuant to which Ambipar will contribute its Emergencia Ordinary Shares to Merger Sub in exchange for newly issued Merger Sub Ordinary Shares.
“Projections” means the unaudited projected financial information internally prepared by management of Emergencia and provided to the HPX Board in connection with its consideration of the potential business combination.
“Proposed Governing Documents” means the proposed amended and restated proposed memorandum and articles of association of New PubCo.

“prospectus” means the prospectus included in the Registration Statement on Form F-4, as amended (Registration No. 333-268795) filed with the U.S. Securities and Exchange Commission.
“public shareholders” means the holders of HPX Class A Ordinary Shares.
“public shares” means HPX Class A Ordinary Shares issued as part of the units sold in the IPO.
“PwC” means PricewaterhouseCoopers Corporate Finance & Recovery Ltda. and its affiliates.
“QEF Election” means qualified electing fund election, as defined under U.S. tax law.
“redemption” means the redemption of public shares for cash pursuant to the Existing Governing Documents.
“Reference Value” means the last reported sale price of New PubCo Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which they send the notice of redemption to the warrantholders.
“registrable securities” means collectively (a) any New PubCo Class A Ordinary Shares held by Ambipar, the Sponsor or a permitted transferee who is or becomes a party to the Investor Rights Agreement in accordance with the terms thereof, for so long as such person holds any registrable securities (for purposes of the definition of registrable securities hereof, a “Holder”) as of immediately following the Closing, (b) any New PubCo Class A Ordinary Shares issued or issuable upon the conversion from time to time of the New PubCo Class B Ordinary Shares held by a Holder immediately following the Closing, (c) any New PubCo Warrants held by a Holder immediately following the Closing and any New PubCo Class A Ordinary Shares issued or issuable upon the exercise thereof from time to time, (d) any New PubCo Class A Ordinary Shares or options or warrants to purchase, or other equity securities of New PubCo exercisable or exchangeable for, or convertible into, New PubCo Class A Ordinary Shares (including any New PubCo Class A Ordinary Shares issued or issuable upon the exercise of any such option, warrant or other equity security) of New PubCo otherwise acquired or owned by a Holder following the Closing, and (e) any other equity security of New PubCo issued or issuable with respect to any securities referenced in clause (a), (b), (c), or (d) above by way of a share dividend or share split or in connection with a combination of share, acquisition, recapitalization, consolidation, reorganization, share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided that as to any particular registrable security, such securities shall cease to be registrable securities on the earlier to occur of (A) a Registration Statement (as defined in the Investor Rights Agreement) with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been Transferred (as defined in the Investor Rights Agreement) in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise Transferred (as defined in the Investor Rights Agreement), (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further Transfer (as defined in the Investor Rights Agreement) shall have been delivered by New PubCo and (iii) subsequent public distribution of such securities shall not require Registration (as defined in the Investor Rights Agreement); (C) such securities shall have ceased to be outstanding; (D) such securities are freely saleable without Registration by the Holder thereof pursuant to Rule 144, as promulgated under the Securities Act (without the need for any manner of sale requirement or volume limitation and without the requirement for New PubCo to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)); or (E) such securities are sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration Rights Agreement” means the Registration Rights Agreement, dated as of July 15, 2020, by and among HPX, the Sponsor and each of the HPX’s independent directors.
“Regulation S-X” means Regulation S-X promulgated under the Securities Act.
“Rule 144” means Rule 144 under the Securities Act.
“Seacor” means SEACOR Holdings Inc., a Delaware corporation.
“SEC” means the U.S. Securities and Exchange Commission.

“Second Deed of Debentures” means the deed of debentures governing the Second Issuance of Debentures, dated as of September 16, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar, as guarantor.
“Second Effective Time” means the time at which the Second Merger becomes effective.
“Second Extension” means the extension of the deadline by which HPX must complete its initial business combination from November 20, 2022 to March 31, 2023.
“Second Extension Amendment” means an amendment to the Existing Governing Documents to give effect to the Second Extension.
“Second Issuance of Debentures” means the issuance by Emergencia, on September 20, 2022, of an aggregate principal amount of R$250.0 million in a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028, pursuant to the Second Deed of Debentures.
“Second Merger” means the merger of Merger Sub with and into New PubCo pursuant to the Business Combination Agreement, with New PubCo as the surviving entity.
“Second Plan of Merger” means the plan of merger pursuant to which Merger Sub will be merged with and into New PubCo, with New PubCo as the surviving entity.
“Second Plan of Merger Proposal” means the proposal for the HPX extraordinary general meeting of shareholders to authorize the Second Merger and authorize, approve and confirm, in all respects, the Second Plan of Merger.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Securities Assignment Agreement” means a securities assignment agreement, dated as of July 23, 2021, by and between Marco Kheirallah (a former director of HPX) and Wolney Betiol (a newly appointed director).
“Shearman” means Shearman & Sterling LLP.
“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP.
“SPAC” means a special purpose acquisition company.
“Sponsor” means HPX Capital Partners LLC, a Delaware limited liability company.
“Sponsor IPO Letter Agreement” means a letter agreement, dated July 15, 2020, by and between HPX and Sponsor, pursuant to which the Sponsor has agreed, in partial consideration of receiving the Founder Shares and for the covenants and commitments of HPX therein, to waive its redemption rights with respect to its Founder Shares and any public shares the Sponsor may have acquired after our IPO in connection with the completion of the Business Combination.
“Sponsor Letter Agreement” means the letter agreement, dated as of July 5, 2022, by and among Sponsor, HPX, New PubCo, Ambipar and the Insiders, pursuant to which, among other things, the Sponsor and the Insiders agreed to effectuate the Sponsor Recapitalization, vote all of their Founder Shares in favor of the Business Combination, the related transactions contemplated pursuant thereto and any Extension and to take certain other actions in support of the Business Combination Agreement and related transactions and any Extension.
“Sponsor Recapitalization” means, pursuant to the Sponsor Letter Agreement and immediately prior to the consummation of the First Merger, the exchange and conversion of (i) 6,245,000 Founder Shares held by Sponsor for 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), (ii) 7,060,000 HPX Private Placement Warrants held by Sponsor for 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), and (iii) 60,000 Founder Shares held by the Insiders (20,000 held by each) for an equal number of HPX Class A Ordinary Shares. The number of HPX Class A Ordinary Shares and HPX Private Placement Warrants issued to the Sponsor in connection with the Sponsor Recapitalization reflects negotiations with Ambipar as to the post-Closing ownership of the Sponsor in New PubCo as well as the fact that in consideration of the agreements of the PIPE Investors and the Non-Redeeming Shareholders set forth in the Subscription Agreements and the Non-Redemption Agreements, respectively (or, in the case of Cygnus Fund Icon, the Cygnus Subscription Agreement, as the case may be), New PubCo has agreed to issue to the PIPE Investors and the Non-Redeeming Shareholders, on or promptly following the Closing Date, (i) an aggregate of 2,717,500 New PubCo Warrants and (ii) and aggregate of 1,887,000 additional New PubCo Class A Ordinary Shares.
“STB” means Simpson Thacher & Bartlett LLP.
“Subscription Agreements” mean the subscription agreements, entered into by HPX, New PubCo and each of the PIPE Investors in connection with the PIPE Financing. For the avoidance of doubt, for purposes of this proxy statement/prospectus, the term “Subscription Agreement” shall be deemed not to refer to the Cygnus Subscription Agreement, assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement.
“Transaction Proposals” means the following proposals in favor of which HPX will ask its shareholders to vote at the HPX extraordinary general meeting of shareholders: (i) the Business Combination Proposal, (ii) the Merger Proposals, (iii) the Governing Documents Proposals, and (iv) the Adjournment Proposal.
“transfer agent” means Continental, HPX’s transfer agent.
“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the HPX Private Placement Warrants.
“units” means the units issued in connection with the IPO, each of which consisted of one HPX Class A Ordinary Share and one-half of one HPX Public Warrant.
“U.S. GAAP” means United States generally accepted accounting principles.
“U.S. Holder” means a beneficial owner of HPX Class A Ordinary Shares or New PubCo Class A Ordinary Shares (as the case may be) who or that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person.
“Voting and Support Agreement” means the voting and support agreement, dated as of July 5, 2022, by and between Ambipar and HPX.
“Waiver Letter” means a formal a waiver letter, dated as of August 19, 2022, executed by and between HPX and Credit Suisse.
“Warrant Agreement” means the warrant agreement dated as of July 15, 2020, governing the outstanding HPX Warrants.
“Witt O’Brien’s” means Witt O’Brien’s, LLC, a Delaware limited liability company, and its subsidiaries, taken as a whole.
“WOB Acquisition” means the purchase by Ambipar Holding USA, Inc. from the WOB Sellers of all issued and outstanding membership interests in Witt O’Brien’s, LLC for cash in accordance with the WOB SPA.

“WOB Sellers” means ORM Holdings Inc., a Delaware corporation, and ORM Holdings II LLC, a Delaware limited liability company.
“WOB SPA” means the purchase and sale agreement by and among the WOB Sellers, Seacor and Ambipar Holding USA, Inc., dated as of September 13, 2022, in connection with the WOB Acquisition.
“Working Capital Loans” means loans made available to HPX by the Sponsor or an affiliate of the Sponsor or certain of HPX’s officers and directors to fund working capital deficiencies or finance transaction costs in connection with a business combination, the terms of which have not been determined nor have any written agreements been executed with respect thereto. Up to $1,500,000 of such Working Capital Loans may be convertible into Working Capital Warrants, at a price of $1.00 per warrant, at the option of the lender. The Working Capital Warrants would be identical to the HPX Private Placement Warrants.
“Working Capital Warrants” means the warrants that may be issued by HPX upon conversion of the Working Capital Loans.
“XP Non-Redeeming Shareholder” means Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda.
“XP Non-Redemption Agreement” means a certain non-redemption agreement, dated as of July 5, 2022, by HPX, New PubCo and the XP Non-Redeeming Shareholder, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022 and (ii) New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrant, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.

FINANCIAL STATEMENT PRESENTATION
New PubCo
New PubCo was incorporated by Ambipar under the laws of the Cayman Islands on May 3, 2022 for the purpose of effectuating the Business Combination described herein. As of the date hereof, New PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of New PubCo have been included in this proxy statement/prospectus. The Business Combination will result in (i) the merger of the blank check company, HPX, with and into New PubCo, with a conversion of the shares and warrants issued by HPX into those of New PubCo, and immediately thereafter, (ii) the merger of Merger Sub with and into New PubCo, with a conversion of the shares issued by Merger Sub into those of New PubCo. Upon completion of the Business Combination, Emergencia will become a wholly-owned subsidiary of New PubCo.
HPX does not meet the definition of a “business” pursuant to IFRS 3 as it is an empty listed shell holding only cash raised as part of its original equity issuance. As a result, the Business Combination does not qualify as a “business combination” within the meaning of IFRS 3, Business Combinations; rather, the Business Combination will be accounted for as a capital reorganization in accordance with IFRS 2, Share-Based Payments.
Following the Business Combination, Emergencia will be a wholly owned subsidiary of New PubCo.
Emergencia
As a result of the Business Combination being accounted for as a capital reorganization, Emergencia will be deemed to be the accounting predecessor of New PubCo. The accounting predecessor has a direct voting interest or a variable interest in the Group Companies’ activities and operations that result in revenues, expenses, assets and liabilities.
The unaudited interim condensed consolidated financial statements of Emergencia as of June 30, 2022 and for the six months ended June 30, 2022 and 2021 and the audited combined financial statements of Emergencia as of December 31, 2021, December 31, 2020 and January 1, 2020 and for each of the two years in the period ended December 31, 2021 are included in this proxy statement/prospectus. Emergencia has applied IFRS for the first time for the year December 31, 2021 with a transition date of January 1, 2020. The transition to IFRS is more fully described in Note 3 to the Emergencia’s audited combined financial statements, which are included elsewhere in the proxy statement/prospectus.
HPX
The unaudited condensed financial statements of HPX as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021 and the audited financial statements of HPX as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, are included in this proxy statement/prospectus.
Witt O’Brien’s
On October 24, 2022, Ambipar USA, Emergencia’s wholly owned subsidiary, acquired all of the issued and outstanding membership interests in Witt O’Brien’s. The unaudited consolidated financial statements of Witt O’Brien’s as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, and the audited consolidated financial statements of Witt O’Brien’s for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the year ended December 31, 2020 are included in this proxy statement/prospectus.
On April 15, 2021, Witt O’Brien’s parent company, Seacor, was acquired by funds affiliated with American Industrial Partners in an all cash transaction. As a consequence of the change in ownership, accounting principles generally accepted in the United States require an allocation of the purchase consideration to the fair value of the acquired assets and liabilities as of the merger date, April 15, 2021. References to Predecessor in the consolidated financial statements are in reference to reporting dates through April 14, 2021 (the “Predecessor Period”). References to Successor in the consolidated financial statements are in reference to reporting dates on or after April 15, 2021 (the “Successor Period”). As such, the financial information for the Successor Period is presented on a basis different from, and is therefore not necessarily comparable to, the financial information for the Predecessor Period as of December 31, 2020 and the period January 1, 2021 through April 14, 2021, and the year ended December 31, 2020.

Prior to the WOB Acquisition, Seacor applied the acquisition method of accounting and elected to pushdown purchase accounting adjustments to Witt O’Brien’s, which is allowed under U.S. GAAP. As part of Witt O’Brien’s conversion from U.S. GAAP to IFRS, these purchase accounting adjustments were reversed.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES
To evaluate the performance of its business, Emergencia’s management relies on both its results of operations recorded in accordance with IFRS and certain non-GAAP financial measures, including EBITDA, EBITDA Margin, return on invested capital (“ROIC”), Free Cash Flow and Cash Conversion Rate. Emergencia’s management believes that these measures provide investors with a supplemental measure of the operating performance and financial results of Emergencia’s core operations that facilitates period-to-period comparisons on a consistent basis. These measures are not defined or calculated under principles, standards or rules that comprise IFRS or U.S. GAAP and have important limitations as analytical tools. Accordingly, the non-GAAP financial measures Emergencia uses and refers to should not be viewed as a substitute for Emergencia’s combined financial statements prepared and presented in accordance with IFRS or any other performance measure derived in accordance with IFRS, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations.
Emergencia’s definition of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate are specific to its business and you should not assume that these definitions are comparable to similarly titled financial measures of other companies. These financial measures should be viewed as supplemental to, and not substitutive for, Emergencia’s financial statements included elsewhere in this proxy statement/prospectus. Because this financial information is not prepared in accordance with IFRS, you are cautioned not to place undue reliance on this information.
For a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures, see “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”
EBITDA and EBITDA Margin
Emergencia calculates EBITDA as profit (loss) for the period plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant period. Emergencia’s management believes that EBITDA is a useful indicator of Emergencia’s operating performance because it evidences the results deriving directly from Emergencia’s core activities and improves comparability with Emergencia’s performance over time. Also, Emergencia’s management believes that EBITDA is a useful indicator of Emergencia’s capacity to comply with our obligations and obtain financing for our investments and working capital.
Emergencia calculates EBITDA Margin as EBITDA for the relevant period divided by net revenue for the relevant period. Emergencia’s management believes that EBITDA Margin is a useful indicator of the performance of Emergencia’s core activities, in relative terms.
Although EBITDA and EBITDA Margin are commonly used as a measure of operating performance, definitions of EBITDA and EBITDA Margin differ, and Emergencia’s computation of EBITDA and EBITDA Margin may not be comparable to other similarly titled measures of other companies.
ROIC
Emergencia calculates ROIC as net operating profit after tax for the relevant period divided by invested capital. Emergencia defines net operating profit after tax as operating profit for the relevant period minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant period multiplied by Emergencia’s effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. Emergencia defines invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non-current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Emergencia’s management believes ROIC is a meaningful measure because it measures capital efficiency by quantifying how well Emergencia generates operating profit relative to the capital that has been invested in Emergencia’s business and illustrates the profitability of a business or project taking into account the capital invested. Emergencia’s management uses ROIC to assist them in capital resource allocation decisions and in evaluating business performance. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and Emergencia’s computation of ROIC may not be comparable to other similarly titled measures of other companies.
Free Cash Flow and Cash Conversion Rate
Emergencia calculates Free Cash Flow as EBITDA for the relevant period minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Emergencia’s management believes that Free Cash Flow, which measures the ability to generate additional cash from business operations, is an important financial measure for use in evaluating Emergencia’s financial performance and ability to reduce debt, fund acquisitions and fund growth initiatives.
Emergencia calculates Cash Conversion Rate as Free Cash Flow for the period divided by EBITDA for the period. Emergencia’s management believes that Cash Conversion Rate is a useful indicator of Emergencia’s cash generation and efficiency in converting its operating profit into cash.
Emergencia’s calculation of Free Cash Flow and Cash Conversion Rate may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies.

EXCHANGE RATE PRESENTATION
Certain amounts described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein due to intervening exchange rate fluctuations.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this proxy statement/prospectus concerning Emergencia’s industry and the regions in which it operates, including Emergencia’s general expectations and market position, market opportunity, market share and other management estimates, is based on information obtained from various independent publicly available sources and reports provided to Emergencia. While Emergencia has compiled, extracted, and reproduced industry data from these sources, Emergencia has not independently verified the data. Similarly, internal surveys, industry forecasts and market research, which Emergencia believes to be reliable based upon its management’s knowledge of the industry, have not been independently verified. While Emergencia believes that the market data, industry forecasts and similar information included in this proxy statement/prospectus are generally reliable, such information is inherently imprecise and the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. In addition, assumptions and estimates of Emergencia’s future performance and growth objectives and the future performance of its industry and the markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed under the headings “Summary of the Proxy Statement/Prospectus,” “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements; Market and Other Industry Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia” and “Certain Unaudited Projected Financial Information” in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS
We have proprietary rights to trademarks used in this proxy statement/prospectus that are important to our business, many of which are registered (or pending registration) under applicable intellectual property laws. This proxy statement/prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS; MARKET AND OTHER INDUSTRY DATA
This proxy statement/prospectus contains a number of forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this proxy statement/prospectus, including statements regarding Emergencia’s, HPX’s or New PubCo’s future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
Forward-looking statements include, without limitation, Emergencia’s or HPX’s expectations concerning the outlook for their or New PubCo’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of New PubCo as set forth in this proxy statement/prospectus. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.
The forward-looking statements are based on the current expectations of the management of Emergencia and HPX, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by HPX and the following important factors:
•
the risk that the Business Combination may not be completed in a timely manner or at all;

•
the risk that the proposed Business Combination disrupts current plans for the expansion of Emergencia’s operations through acquisitions as a result of the announcement and/or consummation of the transactions contemplated by the Business Combination Agreement;

•
the failure to satisfy the conditions to the consummation of the Business Combination;

•
the incurrence of significant costs in connection with and following the Business Combination;

•
the inability to complete the transactions contemplated by the Business Combination Agreement;

•
the inability to complete the PIPE Financing or the Ambipar PIPE Financing;

•
the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•
the amount of HPX shareholder redemption requests made by HPX shareholders;

•
the election of the Sponsor, Emergencia, their or HPX’s respective affiliates to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination;

•
the ability to recognize the anticipated benefits of the Business Combination;

•
the ability to implement Emergencia’s inorganic growth strategy, including with respect to the WOB Acquisition, and realize the expected benefits from recent or potential future acquisitions and other expectations after the consummation of the Business Combination;

•
market interest rates, including their impacts on Emergencia’s ability to comply with certain financial and operating covenants in its debentures and its ability to finance acquisitions through indebtedness while managing its liquidity risks;

•
risks associated with macroeconomic uncertainty and geopolitical risk, including the outcome and consequences of the 2022 presidential elections in Brazil and impacts of the ongoing conflict between Russia and Ukraine, which would limit Emergencia’s ability to grow its business and expand to new countries;

•
changes in applicable laws or regulations;

•
the possibility that Emergencia and/or HPX may be adversely affected by other economic factors, particularly in Brazil;

•
business and/or competitive factors, including consolidation in the sector in which Emergencia operates;

•
potential difficulties in retaining Emergencia’s current management team and other key employees and independent contractors, including highly-skilled technical experts;

•
Emergencia’s estimates of its future financial performance and ability to execute its business strategy;

•
the impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for Emergencia’s services;

•
operational and security risks, including as a result of the handling of hazardous substances ;

•
risks related to data security and privacy;

•
changes to accounting principles and guidelines;

•
litigation and regulatory enforcement risks, including as a result of the handling of hazardous substances, which may result in the diversion of management time and attention and the additional costs and demands on Emergencia’s resources, including potential litigation or conflicts regarding the Business Combination;

•
the risk that the price of Emergencia’s securities may be volatile;

•
unexpected costs or expenses; and

•
fluctuations in exchange rates between the Brazilian real and the United States dollar.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Emergencia and HPX prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.
New PubCo, Emergencia and HPX caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this proxy statement/prospectus. Neither New PubCo nor Emergencia nor HPX undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that New PubCo, Emergencia or HPX will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Business Combination, in HPX’s public filings with the SEC or, upon and following the consummation of the Business Combination, in New PubCo’s public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information.”
Market, ranking and industry data used throughout this proxy statement/prospectus, including statements regarding market size and technology/data adoption rates, is based on the good faith estimates of Emergencia’s management, which in turn are based upon Emergencia’s management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information, as indicated. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While Emergencia is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia” of this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the extraordinary general meeting of shareholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to HPX shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein. Unless the context otherwise requires, all references in this subsection to “HPX,” “we,” “us” or “our” refer to the business of HPX Corp. prior to the consummation of the Business Combination.
Q:
Why am I receiving this proxy statement/prospectus?

A:
HPX shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the transactions contemplated thereby, including the Business Combination. In accordance with the terms and subject to the conditions of the Business Combination Agreement, on the Closing Date, (i) HPX shall merge with and into New PubCo, with New PubCo as the surviving entity, and (ii) following the First Merger, Merger Sub shall merge with and into New PubCo, with New PubCo as the surviving entity.

The approval of each of the Business Combination Proposal, the Governing Documents Proposals and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting, and each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the proposals to be acted upon at the extraordinary general meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety. This document also constitutes a prospectus of New PubCo with respect to the New PubCo Class A Ordinary Shares it will issue in the proposed Business Combination and the New PubCo Warrants.
YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES.
Q:
What matters will shareholders consider at the extraordinary general meeting?

A:
At the HPX extraordinary general meeting of shareholders, HPX will ask its shareholders to vote in favor of the following proposals (the “Transaction Proposals”):

•
The Business Combination Proposal — a proposal to approve the transactions contemplated by the Business Combination Agreement, including the Business Combination;

•
The First Plan of Merger Proposal  — a proposal by special resolution to approve the First Plan of Merger and the transactions contemplated thereby;

•
The Second Plan of Merger Proposal — a proposal by special resolution to approve the Second Plan of Merger and the transactions contemplated thereby;

•
The Change in Authorized Share Capital Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular a change in the authorized share capital of New PubCo;

•
The Method to Appoint and Elect Directors Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular with respect to the method of appointment and election of directors to the board of directors of New PubCo;

•
The Other Changes to the Governing Documents Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular the changes in connection with the adoption of the Proposed Governing Documents other than those being considered and voted under the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal; and

•
The Adjournment Proposal — a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or if HPX shareholders have elected to redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to closing of the Business Combination would not be satisfied.

For more information, please see “Business Combination Proposal,” “Merger Proposals,” “Governing Documents Proposals” and “Adjournment Proposal.”
Q:
What differences will there be between the Proposed Governing Documents and the Existing Governing Documents that shareholders will consider at the extraordinary general meeting?

A:
HPX’s Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of New PubCo given that HPX shareholders will, effective as of the consummation of the Business Combination (and assuming such shareholders do not redeem their HPX Class A Ordinary Shares), hold New PubCo Ordinary Shares subject to the Proposed Governing Documents. HPX’s shareholders are asked to consider and vote upon and to approve by ordinary resolution three separate proposals (the Change in Authorized Share Capital Proposal, the Method to Appoint and Elect Directors Proposal and the Other Changes to the Governing Documents Proposal) in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents, which Proposed Governing Documents differ materially from the Existing Governing Documents:

Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo
Authorized Share Capital (Governing Documents Proposal 3A)
HPX authorized share capital is $55,500 divided into (i) 500,000,000 HPX Class A ordinary shares, $0.0001 par value each, (ii) 50,000,000 HPX Class B ordinary shares, $0.0001 par value each, and (iii) 5,000,000 undesignated preference shares, $0.0001 par value each	New PubCo authorized share capital will be US$50,000 divided into (i) 250,000,000 New PubCo Class A Ordinary Shares, par value $0.0001 per New PubCo Class A Ordinary Share, (ii) 150,000,000 New PubCo Class B Ordinary Shares, par value $0.0001 per New PubCo Class B Ordinary Share, and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents. Every holder of New PubCo Class A Ordinary Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each New PubCo Class A Ordinary Share held by them. Each New PubCo Class B Ordinary Share will be entitled to 10 votes per share compared with one vote per share for New PubCo Class A Ordinary Shares.
Method to Appoint and Elect Directors (Governing Documents Proposal 3B)
Prior to the closing of an initial business combination, HPX may appoint or remove any	The Proposed Governing Documents provide that director nominees must be elected by an ordinary

Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo
director by ordinary resolutions of the holders of HPX Class B Ordinary Shares. Prior to the closing of an initial business combination, holders of the HPX Class A Ordinary Shares have no right to vote on the appointment or removal of any director resolution of the holders of New PubCo Ordinary Shares in accordance with the Articles at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each annual general meeting of New PubCo shall be nominated by the directors.
Under the terms of the Business Combination Agreement, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar, (ii) one individual to be designated by the Sponsor, provided that such director so designated shall also qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents.
With respect to the election of the New PubCo board of directors, under the terms of the Articles, Ambipar will have the right to nominate, appoint and remove the members of New PubCo’s board of directors as follows, (i) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least a majority of the directors to the board of directors; provided that at least one out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the audit committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; or (ii) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least twenty five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the board of directors. Ambipar will own all of the outstanding New PubCo Class B Ordinary Shares. For so long as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights

Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo
Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon New PubCo; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the audit committee, provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the Exchange Act. For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon the New PubCo.

Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective directors appointed by it, and appoint replacement directors. Any such directors shall be nominated, appointed and removed only by Ambipar, the Sponsor or Opportunity Agro Fund, as the case may be, by written notice served upon New PubCo. Such appointment or removal by Ambipar, the Sponsor or Opportunity Agro Fund, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.
Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the Proposed Governing Documents notwithstanding any agreement between New PubCo and such director. Directors are eligible for re-election.

Other Changes in Connection with Adoption of the Proposed Governing Documents (Governing Documents Proposal 3C)
The Existing Governing Documents include provisions related to HPX’s status as a blank check company prior to the consummation of a business combination	The Proposed Governing Documents do not include such provisions related to a blank check company, because following the consummation of the Business Combination, New PubCo will not be a blank check company. The Proposed Governing Documents do not contain the requirement to dissolve New PubCo allowing it to continue as a corporate entity with perpetual existence following the Business Combination.

Q:
Are any of the proposals conditioned on one another?

A
Yes. The Closing of the Business Combination is conditioned on the approval of each of the Business Combination Proposal, the Merger Proposals and the Governing Documents Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that any of the Business

Combination Proposal, the Merger Proposals and the Governing Documents Proposals is not approved, then HPX will not consummate the Business Combination. If HPX does not consummate the Business Combination and fails to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX will be required to dissolve and liquidate.
Q:
Why is HPX proposing the Business Combination Proposal?

A:
HPX is a blank check company incorporated on March 20, 2020 as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses. While we may pursue an initial business combination opportunity in any industry, sector or geographic region, we intend to capitalize on the ability of our management team to identify and complete our initial business combination with a target business in Brazil in an industry in which our management team has previous operational and investment experience or in an industry which would benefit from long-term growth in the Brazilian economy. Additionally, we plan to seek a target business in Brazil that has an international expansion plan as part of its overall growth strategy and can leverage our management team’s experience in operating in global markets. HPX is not permitted under the Existing Governing Documents to effect a business combination with a blank check company or a similar type of company with nominal operations. HPX has identified several general criteria and guidelines it believes are important in analyzing prospective target businesses for a business combination. HPX has sought a target that it believes:

•
is a leading player or has high-quality assets within the Brazilian economy;

•
is fundamentally sound with historically consistent operational performance and free cash flow generation but is underperforming its potential;

•
exhibits unrecognized value or other characteristics that we believe have been misvalued by the marketplace;

•
is at an inflection point, such as requiring additional capital or expertise, where we believe we can drive improved financial performance;

•
offers opportunities to enhance financial performance through organic initiatives and/or inorganic growth opportunities that we identify in our analysis and due diligence;

•
has the potential to further improve its performance based on our founders’ knowledge of the target’s industry, proven operational strategies, and past experiences in profitably scaling businesses;

•
has an international expansion plan as part of its overall growth strategy and can leverage our management team’s operational experience in global markets; and

•
offers an attractive potential return for our shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

Based on its due diligence of Emergencia and the industry in which it operates, including the financial and other information provided by Emergencia in the course of negotiations, the HPX Board believes that Emergencia meets the criteria and guidelines listed above. However, there is no assurance that Emergencia will meet such criteria and guidelines following the Business Combination. See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination.”
Although the HPX Board believes that the Business Combination with Emergencia presents an attractive business combination opportunity and is in the best interests of HPX and HPX shareholders, the HPX Board did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination,” “Risk Factors — Risks Relating to Emergencia’s Business and Industry,” “Risk Factors — Risks Relating to New PubCo” and “Risk Factors — Risks Relating to the Business Combination and HPX.” You should also consider that HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination.”
Q:
What will Ambipar receive in return for the Business Combination with HPX?

A:
Prior to the Closing, Ambipar will contribute its shares of Emergencia into Merger Sub in exchange for Merger Sub Ordinary Shares. At the Second Effective Time, each issued and outstanding Merger Sub Ordinary Share will be cancelled and converted into the right to receive the applicable portion of the Per Share Merger Consideration comprised of New PubCo Class B Ordinary Shares, which will carry voting rights in the form of 10 votes per share, as determined in accordance with the Per Share Merger Consideration.

In addition, Ambipar will be issued up to an additional 11,000,000 Earn-Out Shares, as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days (as defined in the Business Combination Agreement) within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued.
Q:
What is Emergencia?

A:
Founded in 2008 as part of the Ambipar Group, Emergencia is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica. Through its international platform, its sophisticated special equipment and its highly qualified personnel, Emergencia provides its customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Emergencia’s portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. Emergencia’s diversified customer base of over 10,000 customers as of December 31, 2021 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking, cement, among others. In 2021, Emergencia executed more than 28,000 service deliveries among three categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.

Q:
What equity stake will current HPX shareholders and Ambipar have in New PubCo after the Closing?

A:
As of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there are (i) 2,176,544 HPX Class A Ordinary Shares outstanding and (ii) 6,305,000 HPX Class B Ordinary Shares outstanding (6,245,000 of which are held by the Sponsor and 60,000 of which are collectively held by certain of our independent directors). As of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there are 7,060,000 HPX Private Placement Warrants outstanding (all of which are currently held by the Sponsor) and 12,650,000 HPX Public Warrants outstanding. Each whole HPX Warrant entitles the holder thereof to purchase one HPX Class A Ordinary Share. Therefore, as of the date of this proxy statement/prospectus: (i) after giving effect to the exercise of all of the HPX Warrants, but without giving effect to the Sponsor Recapitalization and the Business Combination, and assuming that none of HPX’s outstanding public shares are redeemed in connection with the Business Combination other than the redemptions of public shares in connection with the Initial Extension and the Second Extension, HPX’s fully diluted share capital would be 28,191,544 HPX Ordinary Shares and (ii) after giving effect to the exercise of all of the HPX Warrants and the Sponsor Recapitalization, but without giving effect to the Business Combination, and assuming that none of HPX’s outstanding public shares are redeemed in connection with the Business Combination other than the redemptions of public shares in connection with the Initial Extension and the Second Extension, HPX’s fully diluted share capital would be 22,163,544 HPX Ordinary Shares (without considering the 20,000 HPX Restricted Stock Units held by Rafael Grisolia). Prior to consummation of the First Merger, the Sponsor and the Insiders will effectuate the Sponsor Recapitalization, as a result of which, (i) all 6,245,000 HPX Class B Ordinary Shares held by the Sponsor will be exchanged for and converted into 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), (ii) all 7,060,000 HPX Private Placement Warrants held by Sponsor will be exchanged for 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), and (iii) 60,000 HPX Class B Ordinary Shares held by the Insiders (20,000 held by each) will be exchanged for and converted into an equal number of HPX Class A Ordinary Shares.
HPX cannot predict how many of its public shareholders will exercise their right to have their HPX Class A Ordinary Shares redeemed for cash. As a result, HPX has elected to provide information under three different redemption scenarios of HPX shares for cash, each of which produce different allocations of total New PubCo equity to be held by holders of HPX Ordinary Shares following the consummation of the Business Combination. The following table illustrates varying estimated ownership levels in New PubCo immediately following the consummation of the Business Combination, based on the three levels of redemptions by HPX public shareholders and the following additional assumptions:
	Share Ownership in New PubCo(1)(2)
	Minimum Redemptions(3)		Intermediate Redemptions(4)		Maximum Redemptions(5)
	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(6)	3.9%	0.5%	2.5%	0.3%	1.1%	0.2%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(7)(8)(9)	3.4%	0.5%	3.5%	0.5%	3.5%	0.5%
PIPE Investors(6)	22.9%	3.2%	23.2%	3.2%	23.6%	3.2%
Ambipar(10)	69.8%	95.8%	70.8%	96.0%	71.8%	96.2%

(1)
As of immediately following the consummation of the Business Combination. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

(2)
Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.
(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(5)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

(8)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemptions scenario, (ii) 3.8% of New PubCo’s share capital under the intermediate redemptions scenario, and (iii) 3.9% of New PubCo’s share capital under the maximum redemptions scenario.

(9)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.
(10)
Excludes the Earn-Out Shares. For additional information with respect to the dilutive effects of the Earn-Out Shares, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.
Q:
How much net proceeds will New PubCo raise in the Business Combination?

The amount of net proceeds that New PubCo will raise in the Business Combination will vary depending on how many HPX public shareholders will exercise their right to have their HPX Class A Ordinary Shares redeemed for cash. HPX has elected to provide information under three different redemption scenarios, each of which produce different amounts of total net proceeds available to New PubCo following the consummation of the Business Combination. The following table illustrates varying estimated net proceeds available to New PubCo immediately following the consummation of the Business Combination, based on the three levels of redemptions by HPX public shareholders and the following additional assumptions:
	New PubCo Net Proceeds to the Balance Sheet (US$)
	Minimum Redemptions(1)	Intermediate Redemptions(2)	Maximum Redemptions(3)
Funding available from PIPE Financing(4)	111,500,000	111,500,000	111,500,000
Funding available from Non-Redeeming Shareholders(4)	6,000,000	6,000,000	6,000,000
Funding available from Ambipar Debt Conversion(5)	50,500,000	50,500,000	50,500,000
Funding available from HPX public shareholders(6)	15,765,440	7,882,720	0
(=)Total Funding	183,765,440	175,882,720	168,000,000
(-) Deal expenses(7)	18,000,000	18,000,000	18,000,000
(=) Total Net Proceeds	165,765,440	157,882,720	150,000,000

(1)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus

Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of any Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.
(4)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, its funding is considered among “Funding available from Non-Redeeming Shareholders” and not among “Funding available from PIPE Financing” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(5)
On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia of an aggregate amount of R$317,094,454.24. According to the Ambipar Intercompany Loan Agreement, Ambipar may elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement.

(6)
For purposes of this table, HPX public shareholders exclude the Non-Redeeming Shareholders, which are separately presented in this table under “Funding available from Non-Redeeming Shareholders.” In addition, this table assumes that the XP Non-Redeeming Shareholder will redeem all of its HPX Class A Ordinary Shares in connection with the Business Combination.

(7)
Consists of PIPE commissions and expenses with auditors, financial, legal, accounting and other advisors and due diligence.

The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.
Q:
What are the material differences in the rights of shareholders as a result of the dual class structure?

A:
The New PubCo Class B Ordinary Shares will carry voting rights in the form of 10 votes per share, while the New PubCo Class A Ordinary Shares will have one vote per share.

New PubCo Class B Ordinary Shares are expected to be issued to Ambipar subsequent to the Pre-Closing Exchange and in connection with the consummation of the Business Combination, through which Ambipar will exchange its shares of Emergencia for the New PubCo Class B Ordinary Shares and Ambipar will also receive New PubCo Class B Ordinary Shares in connection with the Ambipar Subscription Agreement.
Immediately following the consummation of the Business Combination, Ambipar will, as the sole holder of the New PubCo Class B Ordinary Shares, have 95.8% of the voting power of New PubCo under the minimum redemption scenario (i.e., assuming that none of HPX’s public shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their public shares, but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension) and with such majority, will be able to control matters submitted to New PubCo’s shareholders for approval, including the election of directors, amendments of its organizational documents and any merger, consolidation, sale of all or substantially all of its assets and other major corporate transactions.
Q:
Who will be the executive officers and directors of New PubCo if the Business Combination is consummated?

A:
The Business Combination Agreement provides that, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar (ii) one individual to be designated by the Sponsor, provided, that such director so designated shall qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. The directors of New PubCo will include Tercio Borlenghi Junior and Carlos Piani. See “New PubCo Management Following the Business Combination — Board of Directors.”
New PubCo’s executive team following the Closing is expected to be comprised of Yuri Keiserman as Chief Executive Officer, Rafael Santo as Chief Financial Officer, Guilherme Borlenghi as Chief Operational Officer, Pedro Petersen as Chief Investor Relations Officer, Dennys Spencer as President Brazil, Pablo Pinochet as President Latin America, Shannon Riley as President North America and Martin Lehane as President Europe.
Q:
What conditions must be satisfied to complete the Business Combination?

A:
There are a number of closing conditions in the Business Combination Agreement, including that HPX’s shareholders have approved and adopted the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposals to Be Considered By HPX’s Shareholders — The Business Combination Agreement.”

Q:	What happens if I sell my shares of HPX Ordinary Shares before the extraordinary general meeting of shareholders? A:	The record date for the extraordinary general meeting of shareholders will be earlier than the date that the Business Combination is expected to be completed. If you transfer your shares of HPX Ordinary Shares after the record date, but before the extraordinary general meeting of shareholders, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the extraordinary general meeting of shareholders. However, you will not be entitled to receive any New PubCo Ordinary Shares following the Closing because only HPX’s shareholders on the date of the Closing will be entitled to receive New PubCo Ordinary Shares in connection with the Closing.
Q:
What vote is required to approve the proposals presented at the extraordinary general meeting of shareholders?

A:
The approval of each of the Business Combination Proposal, the Governing Documents Proposals and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Accordingly, an HPX shareholder’s failure to vote by proxy or to vote in person at the extraordinary general meeting of shareholders, an abstention from voting or a broker non-vote will have no effect on any of the Business Combination Proposal, the Merger Proposals and the Governing Documents Proposals. For purposes of approval, an abstention or failure to vote will have no effect on the Adjournment Proposal.

Q:
Does Ambipar need to approve the Business Combination?

A:
Following the execution of the Business Combination Agreement, Emergencia delivered to HPX a copy of the minutes of Ambipar’s resolutions, confirming an irrevocable approval by such shareholder of the Business Combination and the Pre-Closing Exchange. In addition, subsequent to the execution and delivery of the Business Combination Agreement, Ambipar agreed to perform the Pre-Closing Exchange, including voting in favor of the relevant matters and the exchange of its Emergencia Ordinary Shares for the Merger Sub Ordinary Shares. For the avoidance of doubt, the approval by Ambipar, as the sole shareholder of Emergencia, Merger Sub and New PubCo, of the necessary matters required to be approved in connection with the execution, delivery and performance by Emergencia, Merger Sub and New PubCo of the Business Combination Agreement and each ancillary document that each of Emergencia, New PubCo and Merger Sub has executed or delivered or is to execute or deliver pursuant to the Business Combination Agreement, and the consummation of the Business Combination, is a closing condition to the Business Combination and is yet to be provided by Ambipar prior to Closing.
Q:
Will HPX or New PubCo issue additional equity securities in connection with the consummation of the Business Combination?

A:
In connection with the Business Combination, HPX and New PubCo entered into the Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors collectively agreed to subscribe for and purchase, and New PubCo agreed to issue and sell to the PIPE Investors, an aggregate of 11,150,000 New PubCo Class A Ordinary Shares, for an aggregate purchase price of $111,500,000. The New PubCo Class A Ordinary Shares to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. New PubCo will grant the PIPE Investors certain customary registration rights in connection with the PIPE Financing.

Moreover, in consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, New PubCo has agreed to issue an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares and 2,567,500 of New PubCo Warrants to such PIPE Investors on or promptly following Closing, with Opportunity Agro Fund being issued 1,810,000 additional New PubCo Class A Ordinary Shares and 2,280,000 New PubCo Warrants pursuant to the Opportunity Subscription Agreement. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Similarly, in consideration of the commitment by the Non-Redeeming Shareholders to vote in favor of any Extension and the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares pursuant to the Non-Redemption Agreements, New PubCo has agreed to issue an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants, in each case to be issued by New PubCo to such Non-Redeeming Shareholders at or promptly following the Closing. Further, in connection with the Cygnus Option, whether Cygnus Fund Icon chooses to be bound by the Cygnus Non-Redemption Agreement or by the Cygnus Subscription Agreement, (x) at Closing, Cygnus will be issued 300,000 New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants plus (y) in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Non-Redemption Agreement or the Cygnus Subscription Agreements, as the case may be, New PubCo has agreed to issue to Cygnus Fund Icon, at or promptly following the Closing, an additional 13,200 New PubCo Class A Ordinary Shares and 75,000 New PubCo Warrants, to be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Cygnus Fund Icon, as the case may be, to $9.58 per share. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Cygnus Fund Icon, as the case may be, further to $9.49 per share. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”
In addition, pursuant to and subject to the terms and conditions of the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Q:
How many votes do I have at the extraordinary general meeting of shareholders?

A:
HPX’s shareholders are entitled to one vote at the extraordinary general meeting for each share of HPX Ordinary Shares held of record as of the record date. As of the close of business on the record date, there were           outstanding shares of HPX Ordinary Shares.

Q:
How will the Sponsor vote?

A:
The Sponsor, which owns 6,245,000 HPX Class B Ordinary Shares, has agreed pursuant to the Sponsor Letter Agreement to, among other things, vote those shares in favor of the Business Combination Agreement, the transactions and related transaction agreements contemplated pursuant thereto, and the other matters contemplated to be approved in the and the Business Combination Agreement on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. As of the date of the accompanying proxy statement/prospectus, the Sponsor owns approximately 73.6% of the issued and outstanding HPX Ordinary Shares.

Assuming only a majority of all the HPX Ordinary Shares entitled to vote at the meeting are represented at the extraordinary general meeting or by proxy, including the Sponsor, which is subject to the voting obligations under the Sponsor Letter Agreement, none of the HPX Ordinary Shares not held by the Sponsor need to be voted in favor to approve either one of the Business Combination Proposal, the Adjournment Proposal, the Merger Proposals and the Governing Documents Proposals because the Sponsor owns approximately 73.6% of the issued and outstanding HPX Ordinary Shares.
Assuming all the HPX Ordinary Shares entitled to vote at the meeting are represented at the extraordinary general meeting or by proxy, including the Sponsor, which is subject to the voting obligations under the Sponsor Letter Agreement, (i) 4,240,773 HPX Ordinary Shares will need to be voted in favor of the Business Combination Proposal, the Governing Document Proposal and the Adjournment Proposal (which require the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting), and of these 4,240,773 HPX Ordinary Shares, none of the HPX Ordinary Shares not held by the Sponsor need to be voted in favor to approve the Business Combination Proposal, the Governing Document Proposal and the Adjournment Proposal, and (ii) 5,654,363 HPX Ordinary Shares will need to be voted in favor of the Merger Proposals (each of which requires the affirmative vote of holders of a majority of at least a two-thirds (2/3) of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting), and of these 5,654,363 HPX Ordinary Shares, none of the HPX Ordinary Shares not held by the Sponsor need to be voted in favor to approve each of the Merger Proposals.
The Insiders, who own in the aggregate 60,000 HPX Class B Ordinary Shares, are subject to the voting obligations under the Sponsor Letter Agreement, pursuant to which they agreed to vote all of their shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX must complete its business combination.
Likewise, the Non-Redeeming Shareholders, owning in the aggregate 600,000 HPX Class A Ordinary Shares, are subject to the voting obligations of their respective Non-Redemptions Agreements, pursuant to which they agreed to vote all of their shares in favor of the Business Combination Agreement and the transactions contemplated pursuant thereto for which the approval of HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such Non-Redeeming Shareholders hold of record or beneficially; provided, however, that pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, Cygnus Fund Icon has been granted the Cygnus Option. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and/or other investors who vote, or indicate an intention to vote, against any of the Transaction Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Transaction Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of HPX Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the required number of holders of HPX Ordinary Shares necessary to approve each proposal, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Financing actually received prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Transaction Proposals.
Entering into any such arrangements may have a depressive effect on HPX Class A Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. HPX will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of HPX and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.
Q:
What interests do HPX’s current officers and directors have in the Business Combination?

A:
In considering the recommendation of our board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•
the fact that certain of our directors and officers are principals of our Sponsor;

•
the fact that 6,245,000 Founder Shares held by our Sponsor, for which it paid $25,000.00, and 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization as a result of which the Sponsor will hold (i) 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), which will convert on a one-for-one basis, into an equal number of New PubCo Class A Ordinary Shares upon the Closing, and (ii) 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens. Likewise, the 60,000 Founders Shares held by the Insiders will also be subject to the Sponsor Recapitalization as a result of which each Insider will hold 20,000 HPX Class A Ordinary Shares, which will convert on a one-for-one basis, into 20,000 New PubCo Class A Ordinary Shares upon the Closing. In addition, Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. Such shares and units will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, or restricted stock units that are settled in New PubCo Class A Ordinary Shares, as the case may be, as described further below and will be worthless if an initial business combination is not consummated:

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Sponsor(5)	1,860,000	—	$18,600,000	$18,358,200
Bernardo Hees(5)	1,860,000	—	$18,600,000	$18,358,200
Carlos Piani(5)	1,860,000	—	$18,600,000	$18,358,200
Rodrigo Xavier(5)	1,860,000	—	$18,600,000	$18,358,200

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Marcos Peigo	20,000	—	$200,000	$197,400
Wolney Betiol	20,000	—	$200,000	$197,400
Salete Pinheiro	20,000	—	$200,000	$197,400
Rafael Grisolia	—	20,000	$200,000	$197,400

(1)
Interests shown consist solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing. Such shares will automatically convert into New PubCo Class A Ordinary Shares upon the Closing on a one-for-one basis.

(2)
Interests shown consist solely of HPX Restricted Stock Units prior to the First Effective Time. Such HPX Restricted Stock Units will automatically convert into restricted stock units that are settled in New PubCo Class A Ordinary Shares at the First Effective Time and, pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(3)
Assumes a value of $10.00 per Class A Ordinary Share or Restricted Stock Unit, as applicable, the deemed value of the New PubCo Class A Ordinary Shares in the Business Combination. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(4)
Assumes a value of $9.87 per Class A Ordinary Share or Restricted Stock Unit, as applicable, which was the closing price of the HPX Class A Ordinary Shares on the NYSE American on December 2, 2022. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(5)
HPX Capital Partners LLC is the record holder of the shares reported herein. The managers of our Sponsor, Messrs. Hees, Piani and Xavier, by virtue of their shared control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor.

•
the fact that if an initial business combination is not consummated by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor, officers, directors and their respective affiliates will lose their entire investment in us of $7,085,000 in the aggregate, which investment included $25,000 in value of HPX Class A Ordinary Shares (consisting solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing), valued at an assumed price of $10.00 per share, the value implied by the Business Combination (inclusive of the Sponsor’s initial capital contribution of $25,000), the 7,060,000 HPX Private Placement Warrants acquired for a purchase price of $7,060,000 in the aggregate, and $905,000 outstanding as of the date of this proxy statement/prospectus under an unsecured promissory note;

•
the fact that given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the public shares sold in the IPO and the 1,860,000 New PubCo Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) that the Sponsor will receive upon conversion of the Founder Shares and considering the Sponsor Recapitalization in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Class A Ordinary Shares trade below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;
•
the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares held by them if HPX fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•
the fact that in connection with the Business Combination, we entered into the Subscription Agreements with the PIPE Investors, which provide for the purchase by the PIPE Investors of an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000 in a private placement, as well as for the issuance to the PIPE Investors of an aggregate of 2,567,500 New PubCo Warrants and an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares (with Opportunity Agro Fund being issued 2,280,000 New PubCo Warrants and 1,810,000 additional New PubCo Class A Ordinary Shares pursuant to the Opportunity Subscription Agreement), the closing of which will occur substantially concurrently with the Closing. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively;

•
the fact that in connection with the Business Combination, we entered into the Ambipar Subscription Agreement with Ambipar, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share, payable by Ambipar either in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement;

•
the fact that in connection with the Business Combination, we entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights;

•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act;

•
the fact that, as of June 24, 2022 and on November 30, 2022, the Sponsor loaned to HPX an aggregate of $700,000 and $205,000, respectively, for working capital purposes and $905,000 is outstanding as of the date of this proxy statement/prospectus. This loan is evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants;

•
the fact that, unless a business combination is completed, our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating a business combination from funds outside of the Trust Account, which funds are limited. As of the date of this proxy statement/prospectus, no such out-of-pocket expenses related to identifying, investigating and consummating a business combination and for which our directors would be awaiting reimbursement have been incurred;

•
the fact that pursuant to the Investor Rights Agreement (as defined below), certain holders of registrable securities can demand registration of their registrable securities and will also have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing, whereas they do not have such rights today;

•
the potential continuation of certain directors and other persons associated with HPX and Sponsor as directors and in other roles at New PubCo. In particular, Mr. Carlos Piani is nominated to the board of directors of New PubCo, Mr. Bernardo Hees is expected to be nominated to the advisory executive committee of New PubCo, Mr. Rafael Espírito Santo is nominated to be New PubCo’s chief financial officer, and Mr. Pedro Petersen is nominated to be New PubCo’s chief investor relations officer; and

•
the continued indemnification of current directors and officers of HPX and the continuation of directors’ and officers’ liability insurance for a period of six years after the Business Combination.

These interests may influence the HPX Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Other Interests in the Business Combination.”
Q:
Did the HPX Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
The HPX Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. The HPX Board believes that, based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its shareholders. The HPX Board also determined, without seeking a valuation from a financial advisor, that Emergencia’s fair market value was at least 80% of HPX’s net assets (excluding deferred underwriting discounts and commissions), based on Ambipar receiving New PubCo Class B Ordinary Shares (valued at $10.00 per share in accordance with convention for transactions by SPACs) compared to HPX’s net assets (excluding deferred underwriting discounts and commissions). Accordingly, investors will be relying on the judgment of the HPX Board as described above in valuing the Emergencia business and assuming the risk that the board of directors may not have properly valued such business. You should also read the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX’s Board’s Reasons for Approval of the Business Combination.”

Q:
Do I have redemption rights?

A:
If you are a holder of public shares, you may redeem your public shares for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of HPX’s IPO, as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to HPX to pay its franchise and income taxes, upon the consummation of the Business Combination. Holders of the outstanding HPX Public Warrants do not have redemption rights with respect to such HPX Public Warrants in connection with the Business Combination. The Sponsor has agreed, in partial consideration of receiving the Founder Shares, to waive its redemption rights with respect to its Founder Shares and any public shares that it may have acquired during or after HPX’s IPO in connection with the completion of HPX’s initial business combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the Trust Account of approximately $21.9 million on December 2, 2022, the estimated per share redemption price would have been approximately $10.06. This is greater than the $10.00 IPO price of HPX’s units. Additionally, public shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to HPX to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), in connection with the liquidation of the Trust Account. Furthermore, our Existing Governing Documents provide that in no event will we redeem our public shares in an amount that would cause HPX’s net tangible assets to be less than $5,000,001 following such redemptions.
Holders of our outstanding HPX Warrants will not have redemption rights with respect to such warrants. Assuming maximum redemptions of 1,576,544 HPX Class A Ordinary Shares (see “Unaudited Pro Forma Condensed Combined Financial Information” for further information), and using the closing warrant price on NYSE American of $0.38 as of December 2, 2022, the aggregate fair value of HPX Warrants that can be retained by the redeeming shareholders holding such outstanding 1,576,544 HPX Class A Ordinary Shares is $299,543. The actual market price of the HPX Warrants may be higher or lower on the date that an HPX warrantholder seeks to sell such HPX Warrants. Additionally, we cannot assure the HPX warrantholders that they will be able to sell their HPX Warrants in the open market as there may not be sufficient liquidity in such securities when an HPX warrantholder wishes to sell their HPX Warrants. Further, while the level of redemptions of public shares will not directly change the value of the HPX Warrants because the HPX Warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the HPX warrantholder who exercises such HPX Warrants will ultimately own a greater interest in New PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Relating to New PubCo — Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.”
Q:
Has the HPX Board made any recommendation regarding my exercise of redemption rights?

A:
No. The HPX Board makes no recommendation of any kind regarding the exercise of your redemption right. While the HPX Board has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” all of the Transaction Proposals, holders of HPX Class A Ordinary Shares must decide on their own whether it is in their best interest to redeem or not redeem their shares in connection with the Business Combination.

Q:
If I believe that the value of any New PubCo Class A Ordinary Shares I receive in the Business Combination will be less than the cash I will receive if I redeem my HPX Class A Ordinary Shares, should I vote against the Business Combination?

A:
No. You should only vote against the Business Combination and the other Transaction Proposals if you believe that we will be able to identify, negotiate and consummate an alternative initial business combination with a superior target or on superior terms. If we were to fail to obtain the shareholder approvals required to consummate the Business Combination proposed in this proxy statement/prospectus, we will have only until March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension) to identify, negotiate and consummate an alternative initial business combination, unless we are able to receive another extension from our shareholders. Any extension we obtain would give our public shareholders the right to redeem their shares, which would further reduce the funds in the trust account without a corresponding reduction in the number of warrants, making us less attractive as a merger candidate for potential targets.

If you believe that the value of any New PubCo Class A Ordinary Shares you receive in the Business Combination will be less than the cash you will receive if you redeem your HPX Class A Ordinary Shares, you should vote for the Business Combination Proposals and the other Transaction Proposals but elect to redeem your HPX Class A Ordinary Shares for the corresponding cash in the Trust Account.

Q:
Is there a limit on the number of shares I may redeem?

A:
A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights in an amount of shares exceeding 15% of the public shares. Accordingly, all shares owned by a holder in excess of 15% of the public shares will not be redeemed. On the other hand, a public shareholder who holds less than 15% of the public shares may redeem all of the public shares held by him or her for cash. 600,000 public shares held by the Non-Redeeming Shareholders are not subject to redemption pursuant to the Non-Redemption Agreements, assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

Q:
Will how I vote affect my ability to exercise redemption rights?

A:
No. You may exercise your redemption rights whether you vote your public shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by shareholders who will redeem their public shares and no longer remain shareholders, leaving shareholders who choose not to redeem their public shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of NYSE.

It is a condition to closing under the Business Combination Agreement, however, that HPX satisfies the Minimum Available Cash Condition, after giving effect to the HPX shareholder redemptions and, including the net amount of proceeds actually contributed by the PIPE Investors in accordance with the terms and conditions of the Subscription Agreements upon consummation of the PIPE Financing and after giving effect to the Ambipar PIPE Financing. If redemptions by public shareholders cause HPX to be unable to meet the Minimum Available Cash Condition, then Emergencia will not be required to consummate the Business Combination, although it may, in its sole discretion, waive this condition.
Q:
How do I exercise my redemption rights?

A:
In order to exercise your redemption rights, you must, prior to      p.m. Eastern time on           , 2023 (two business days before the extraordinary general meeting), (i) submit a written request to HPX’s transfer agent that HPX redeem your public shares for cash, and (ii) tender or deliver your shares (and share certificates (if any) and other redemption forms) to HPX’s transfer agent physically or electronically through Depository Trust Company, or DTC. The address of Continental Stock Transfer & Trust Company, HPX’s transfer agent, is listed under the question “Who can help answer my questions?” below. HPX requests that any requests for redemption include the identity as to the beneficial owner making such request. Electronic tender of your shares generally will be faster than delivery of physical share certificates.

A physical share certificate will not be needed if your shares are tendered to HPX’s transfer agent electronically. In order to obtain a physical share certificate, a shareholder’s broker and/or clearing broker, DTC and HPX’s transfer agent will need to act to facilitate the request. It is HPX’s understanding that shareholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because HPX does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, shareholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with HPX’s consent, until the vote is taken with respect to the Business Combination. If you tendered your shares for redemption to HPX’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that HPX’s transfer agent return the shares (physically or electronically). You may make such request by contacting

HPX’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?”
Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
It is expected that a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations”) that exercises its redemption rights to receive cash from the trust account in exchange for its ordinary shares will generally be treated as selling such ordinary shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances, however, in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of ordinary shares that such U.S. Holder owns or is deemed to own (including through the ownership of warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see the section entitled “U.S. Federal Income Tax Considerations — Effects to U.S. Holders of Exercising Redemption Rights” for additional information.

All holders considering exercising redemption rights should consult their tax advisors regarding the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws.
Q:
What are the U.S. federal income tax consequences of the First Merger?

A:
As discussed more fully in “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger should qualify as a “reorganization” within the meaning of Section 368(a)(l)(F) of the Code. In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of HPX Class A Ordinary Shares should generally not recognize gain or loss for U.S. federal income tax purposes on the First Merger. Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the First Merger, that treatment is not entirely clear, and it is possible that U.S. Holders of HPX Securities could be required to recognize gain for U.S. federal income tax purposes as a result of the First Merger. Please see the section entitled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders” for additional information.

All holders of HPX Securities should consult their tax advisors regarding the potential tax consequences to them of the Business Combination, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.
Q:
If I hold HPX Warrants, can I exercise redemption rights with respect to my warrants?

A:
No. There are no redemption rights with respect to the HPX Warrants.

Q:
Do I have appraisal rights if I object to the proposed Business Combination?

A:
Under the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a merger. The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares. Dissenters’ rights are not available under the Companies Act if an open market for the shares exists on a recognized stock exchange, such as NYSE, for a specified period after a merger is authorized. Regardless of whether dissenters’ rights are or are not available, shareholders can exercise the rights of redemption as set out herein. The HPX Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. See “The Extraordinary General Meeting of HPX Shareholders — Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Q:
What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:
If the Business Combination is consummated, the funds held in the Trust Account will be released (i) to pay HPX shareholders who properly exercise their redemption rights and (ii) for general corporate purposes of New PubCo following the Business Combination.

Q:
What happens if the Business Combination Proposal is not approved?

A:
If either one of the Business Combination Proposal, the Merger Proposals or the Governing Documents Proposals is not approved, the Business Combination will not be consummated.

Q:
What happens if the Business Combination is not consummated?

A:
There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “Proposals to Be Considered By HPX’s Shareholders — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, HPX is unable to complete a business combination by March 31, 2023 (or such later date as may be approved by HPX shareholders in connection with an Additional Extension), HPX’s Existing Governing Documents provide that HPX will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to HPX to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HPX’s remaining shareholders and board of directors, dissolve and liquidate, subject in each case to HPX’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. See the section entitled “Risk Factors — Risks Relating to the Business Combination and HPX — If HPX is unable to complete a business combination or receive shareholder approval for an extension by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX will cease all operations except for the purpose of winding up and HPX will redeem the public shares and liquidate, in which case HPX’s public shareholders may only receive $ per share, or less than such amount in certain circumstances, and the HPX Warrants will expire worthless.” Holders of Founder Shares have waived any right to any liquidation distribution with respect to those shares.
In the event of liquidation, there will be no distribution with respect to outstanding HPX Warrants. Accordingly, the HPX Warrants will expire worthless.
Q:
What are the potential impacts on the Business Combination and related transactions resulting from the resignation of Credit Suisse?

A:
Credit Suisse, the underwriter and bookrunner in HPX’s IPO, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter and HPX and Credit Suisse executed the Waiver Letter confirming its resignation effective as of July 5, 2022 and waiver of fees. Credit Suisse did not communicate to HPX the reasons leading to its resignation and waiver of its fees. There is no dispute among HPX and Credit Suisse with respect to Credit Suisse’s placement agency services or its resignation. See “Summary of the Proxy Statement/Prospectus — Recent Developments” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.”

As a result of this resignation and the associated waiver of fees, the transaction fees payable by HPX at the consummation of the Business Combination will initially be reduced by $8,855,000. Credit Suisse has not received any fees pursuant to the Engagement Letter or the IPO Underwriting Agreement, other than $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon the consummation of HPX’s

IPO. The services being provided by Credit Suisse prior to such resignation were substantially complete at the time of its resignation (or in the case of the underwriting services provided by Credit Suisse pursuant to the IPO Underwriting Agreement, at the time of HPX’s initial public offering) and Credit Suisse was not expected to play any role at the Closing. Accordingly, HPX does not expect that the resignation of Credit Suisse will affect the timing or completion of the Business Combination, but will initially reduce the aggregate fees payable at the Closing.
HPX considered engaging additional financial advisors, and on June 27, 2022, HPX engaged EarlyBirdCapital, Inc. (“EarlyBird”) to, among other things, (i) assist HPX in the transaction structuring with respect to the Business Combination, (ii) assist HPX with respect to any necessary Extension, (iii) facilitate meetings with potential equity investors in HPX, (iv) provide financial advisory services in connection with the Business Combination, and (v) assist HPX with NYSE or Nasdaq listing requirements, as applicable. EarlyBird did not provide any valuation analyses to HPX Board in connection with the approval of the Business Combination. As a result of the engagement of EarlyBird, the transaction fees payable by HPX at the consummation of the Business Combination will be increased. Other than any fees paid to EarlyBird, HPX does not expect to incur any additional costs resulting from the resignation of Credit Suisse.
Credit Suisse’s resignation did not impact HPX Board’s analysis of or continued support of the Business Combination. The availability of the PIPE Financing, the Ambipar PIPE Financing, the funds in the Trust Account and any contemplated post-transaction financing arrangements are not impacted by the resignation of Credit Suisse. HPX does not have any other current relationship with Credit Suisse.
Shareholders should not associate Credit Suisse with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and shareholders should not place any reliance on the participation of Credit Suisse prior to its resignation in the transactions contemplated by this proxy statement/prospectus. As a result, HPX shareholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New PubCo to achieve its business plan. See “Unaudited Pro Forma Condensed Combined Financial Information.” Credit Suisse’s services were substantially complete at the time of its resignation, and HPX and New PubCo do not expect that the resignation of Credit Suisse will affect the timing or completion of the Business Combination.
Q:
When is the Business Combination expected to be completed?

A:
It is currently anticipated that the Business Combination will be consummated promptly following the extraordinary general meeting of shareholders, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived, including approval by HPX shareholders of the proposals being submitted to them in this proxy statement/prospectus.

For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal.”
Q:
What do I need to do now?

A:
You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and annexes attached hereto, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:
How do I vote?

A:
If you were a holder of record of HPX Ordinary Shares on           , the record date for the extraordinary general meeting of shareholders, you may vote with respect to the applicable proposals in person at the extraordinary general meeting of shareholders or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the extraordinary general meeting of shareholders and vote in person, obtain a proxy from your broker, bank or nominee.
Q:
What will happen if I abstain from voting or fail to vote at the extraordinary general meeting?

A:
At the extraordinary general meeting of shareholders, HPX will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will have no effect on any of the Business Combination Proposal, the Merger Proposals, the Governing Documents Proposals and the Adjournment Proposal.

Q:
What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:
Signed and dated proxies received by HPX without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each proposal presented to the shareholders.

Q:
Do I need to attend the extraordinary general meeting of shareholders to vote my shares?

A:
No. You are invited to attend the extraordinary general meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the extraordinary general meeting of shareholders to vote your shares. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage paid envelope. Your vote is important. HPX encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:
If I am not going to attend the extraordinary general meeting of shareholders in person, should I return my proxy card instead?

A:
Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the extraordinary general meeting of shareholders, but will have no effect on any of the Business Combination Proposal, the Merger Proposals, the Governing Documents Proposals and the Adjournment Proposal. However, in no event will a broker non-vote also have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which a broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. You may change your vote by sending a later-dated, signed proxy card to Morrow Sodali at 333 Ludlow Street, 5th Floor, South Tower, Stamford, Connecticut 06902 prior to the vote at the extraordinary general meeting of shareholders, or attend the extraordinary general meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to Morrow Sodali, provided such revocation is received prior to the vote at the extraordinary general meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.
Q:
What is the quorum requirement for the extraordinary general meeting of shareholders?

A:
Holders of a majority in voting power of HPX Ordinary Shares issued and outstanding and entitled to vote at the extraordinary general meeting, present in person or represented by proxy, constitute a quorum. In the absence of a quorum, a majority of HPX’s shareholders, present in person or represented by proxy, and voting thereon will have the power to adjourn the extraordinary general meeting.

As of the record date for the extraordinary general meeting,         HPX Ordinary Shares would be required to achieve a quorum.
Your shares will be counted towards the quorum if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person at the extraordinary general meeting of shareholders. In addition, abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by shareholders present at the extraordinary general meeting or by proxy, or the presiding officer of the extraordinary general meeting of shareholders, may authorize adjournment of the extraordinary general meeting to another date.
Q:
What happens to HPX Warrants I hold if I vote my HPX Class A Ordinary Shares against approval of the Business Combination Proposal and validly exercise my redemption rights?

A:
Properly exercising your redemption rights as an HPX shareholder does not result in either a vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is completed, all of your HPX Warrants will become New PubCo Warrants as described in this proxy statement/prospectus. If the Business Combination is not completed, you will continue to hold your HPX Warrants, and if HPX does not otherwise consummate an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX will be required to dissolve and liquidate, and your HPX Warrants will expire worthless.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
HPX will pay the cost of soliciting proxies for the extraordinary general meeting. HPX has engaged Morrow Sodali to assist in the solicitation of proxies for the extraordinary general meeting. HPX has agreed to pay Morrow Sodali a fee of $15,000. HPX will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. HPX also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of HPX Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of HPX Ordinary Shares and in obtaining voting instructions from those owners. HPX’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
Who can help answer my questions?

A:
If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the proxy card you should contact HPX’s proxy solicitor:

Morrow Sodali LLC
Telephone: (800) 662-5200
Banks and brokers: (203) 658-9400
Email: HPX.info@investor.morrowsodali.com

You may also contact HPX at:
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Email: ir@hpxcorp.com
To obtain timely delivery, HPX’s shareholders must request the materials no later than five business days prior to the extraordinary general meeting.
You may also obtain additional information about HPX from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”
If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to HPX’s transfer agent prior to           , New York time, on the second business day prior to the extraordinary general meeting of shareholders. If you have questions regarding the certification of your position or delivery of your shares, please contact:
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
Attn: Mark Zimkind
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
The following summary highlights material information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire proxy statement/prospectus (including the financial statements and annexes attached hereto) and other documents which are referred to in this proxy statement/prospectus in order to fully understand the Business Combination. See “Where You Can Find More Information” on page 442. Most items in this summary include a page reference directing you to a more complete description of those items. Unless the context otherwise requires, all references in this subsection to “HPX,” “we,” “us” or “our” refer to the business of HPX Corp. prior to the consummation of the Business Combination.
The Parties to the Business Combination
HPX
HPX is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses, without limitation as to business, industry or sector. The units, HPX Class A Ordinary Shares and HPX Public Warrants are currently listed on NYSE American under the symbols “HPX.U,” “HPX” and “HPX.WS,” respectively.
Executive offices of HPX are located at 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801, and its telephone number is (302) 295-4929.
New PubCo and Merger Sub
Each of New PubCo and Merger Sub is a Cayman Islands exempted company, was incorporated on May 3, 2022 and is a direct wholly-owned subsidiary of Ambipar. Both of New PubCo and Merger Sub will be affiliated with Emergencia prior to the consummation of the Business Combination. Until the consummation of the Business Combination, New PubCo will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.
In connection with the consummation of the Business Combination, (i) HPX will merge with and into New PubCo, with New PubCo as the surviving entity, and (ii) thereafter Merger Sub will merge with and into New PubCo, with New PubCo as the surviving entity. It is anticipated that, upon completion of the Business Combination, Emergencia will become a wholly-owned subsidiary of New PubCo.
New PubCo has applied for listing under the name “AMBI” to be effective at the time of the consummation of the Business Combination, of the New PubCo Class A Ordinary Shares and New PubCo Warrants on NYSE under the proposed symbols “AMBI” and “AMBIWS,” respectively. New PubCo will not have units traded following the consummation of the Business Combination.
Executive offices of New PubCo and Merger Sub are located at Avenida Angélica, n° 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200, and their telephone number is +55 (11) 3526-3526.
Emergencia
This summary highlights selected information about Emergencia appearing elsewhere in this proxy statement/prospectus. To better understand the Business Combination and proposals to be considered at the extraordinary general meeting, you should read this entire proxy statement/prospectus carefully, including the annexes and the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia,” “Business of Emergencia” and Emergencia’s combined financial statements and notes thereto.
The Business Combination (Page 232)
Pursuant to the terms of the Business Combination Agreement, Emergencia will become a wholly-owned direct subsidiary of New PubCo. For more information about the Business Combination see the section entitled “The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.
Pre-Business Combination Structures
The following diagram depicts the organizational structure of Emergencia immediately before the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
The following diagram depicts the organizational structure of New Pubco and Merger Sub immediately before the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.

The following diagram depicts the organizational structure of HPX immediately before the consummation of the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
Post-Business Combination Structure
The following diagram depicts the organizational structure of New PubCo and its subsidiaries immediately after the consummation of the Business Combination.

Opportunity Agro Fundo de Investimentos em Participações Multiestratégia Investimento no Exterior (*Brazil*)
Ambipar Participações e Empreendimentos S.A. (*Brazil*)
HPX Capital Partners (*United States*)
Other Investors
100% - Ambipar Emergency Response ("New PubCo") (*Cayman*)
100% - Emergência Participações S.A. (*Brazil*)
100% - Ambipar Response S.A. (*Brazil*)
70% - Ambipar Response ES S.A. (*Brazil*)
Other operating companies in Brazil
Other operating companies
100% - Ambipar Response Chile S.A. (*Chile*)
Other operating companies in Chile, Colombia, Peru and Uruguay
100% - Ambipar Response Limited (*United Kingdom*)
100% - Ambipar Holdings (UK) Limited (United Kingdom)
Other operating companies in the United Kingdom
100% - Ambipar Holding Ireland Ltd (*Ireland*)
100% - Lehane Environmental & Industrial Services Ltd (*Ireland*)
51% Ambipar Response Dracares Apoio Marítimo e Portuário S/A (*Brazil*)
51% Ambipar FlyOne Serviço Aéreo Especializado, Comércio e Serviços S/A (*Brazil*)
Other operating companies in the U.S.
100% - Ambipar Holding USA, Inc (*United States*)
100% - Witt O'Brien's LLC
Other operating companies
100% - Ambipar Holding Canada, Inc (*Canada*)
Other operating companies in Canada

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
Consideration to Be Received in the Business Combination (Page 235)
At the First Effective Time and after giving effect to the Sponsor Recapitalization, (i) each issued and outstanding HPX Class A Ordinary Share will be cancelled and converted into the right to receive one New PubCo Class A Ordinary Share and (ii) each issued and outstanding whole HPX Warrant will be converted into one New PubCo Warrant. All shares in the capital of New PubCo that are owned by Ambipar immediately prior to the First Effective Time shall automatically be cancelled at the First Effective Time as a result of the First Merger and no new shares or other consideration shall be delivered in exchange therefor at the First Effective Time.
At the Second Effective Time, each issued and outstanding Merger Sub Ordinary Share will be cancelled and converted into the right to receive the applicable portion of the merger consideration comprised of New PubCo Class B Ordinary Shares, which will carry voting rights in the form of 10 votes per share, as determined in accordance with the Per Share Merger Consideration.
Each holder of New PubCo Class A Ordinary Shares will be entitled to one vote per share and each holder of New PubCo Class B Ordinary Shares will be entitled to 10 votes per share on all matters submitted to them for a vote on all New PubCo Ordinary Shares voting together as a single class (which is the case for most matters). Each New PubCo Class B Ordinary Share is convertible into one New PubCo Class A Ordinary Share (as adjusted for share split, share combination and similar transactions occurring), whereas New PubCo Class A Ordinary Shares are not convertible into New PubCo Class B Ordinary Shares under any circumstances.
See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Agreements Related to the Business Combination” for more information.
Conditions to Complete the Business Combination (Page 248)
Unless waived in writing by both HPX and Emergencia, the obligations of the parties to consummate the Business Combination are subject to the satisfaction of the following conditions at or prior to the First Effective Time:

•
at the extraordinary general meeting (including any adjournments thereof), the approval of each of the Business Combination Proposal, the Merger Proposals and the Governing Documents Proposals by HPX shareholders;

•
the approval of Ambipar, as the sole shareholder of Emergencia, Merger Sub and New PubCo, of the necessary matters required to be approved in connection with and such other actions contemplated by the Business Combination Agreement shall have been obtained;

•
receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement;

•
HPX having net tangible assets of at least $5,000,001 remaining after accounting for the HPX shareholder redemptions;

•
the absence of any Legal Requirements enjoining or prohibiting the consummation of the Business Combination and other related transactions;

•
the receipt of approval for the New PubCo Class A Ordinary Shares to be listed on the NYSE (or another public stock market or exchange in the United States as may be mutually agreed upon by HPX and Emergencia);

•
the effectiveness of the Form F-4 and the absence of any issued or pending stop order by the SEC;

•
the delivery to HPX of the Contribution Agreement, duly executed by Ambipar and Merger Sub;

•
Emergencia, certain of Emergencia’s subsidiaries and Ambipar shall have entered into the Cost Sharing Agreement;

•
The U.K. Secretary of State approving the Pre-Closing Exchange and the Second Merger pursuant to section 13(2) of the United Kingdom National Security and Investment Act 2021 (“NSIA”), and, to the extent required, giving a validation notice pursuant Chapter 4 of the NSIA in relation to any acquisition by Emergencia prior to the date hereof of Ambipar Holdings (UK) Limited; and

•
The consent of each holder of a fixed or floating security interest of HPX, New PubCo and Merger Sub, if any, shall have been obtained or the requirement to obtain such consent has been discharged by the Grand Court of the Cayman Islands in accordance with the Companies Act.

Unless waived by Emergencia in writing, the obligations of Emergencia, New PubCo and Merger Sub to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:
•
the representations and warranties of HPX pertaining to corporate organization, capitalization, due authorization, no conflicts, required filings, business activities, HPX Board approval and recommendation, and brokers’ and similar fees being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•
all other representations and warranties of HPX being true and correct as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to HPX;

•
each of the covenants of HPX to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement having been performed or complied with in all material respects;

•
subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to HPX will have occurred that exists as of the Closing;

•
delivery by HPX to Emergencia of a certificate signed by an officer of HPX, dated as of the Closing, certifying that certain conditions have been fulfilled;

•
making of appropriate arrangements by HPX to have the Trust Account (less certain amounts paid and to be paid pursuant to the Business Combination Agreement) available to HPX for payments to be made under the Business Combination Agreement at Closing; and

•
the sum of the cash and cash equivalents contained in the Trust Account immediately before the Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and after deducting the amount required to be paid to our public shareholders who elect to exercise their redemption rights) and the aggregate net proceeds from the PIPE Financing and the Ambipar PIPE Financing be equal to at least $168,000,000 (without considering any payment of Business Combination related transaction expenses).

Unless waived by HPX in writing, the obligations of HPX to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:
•
certain representations and warranties of Emergencia, Ambipar, New PubCo and Merger Sub pertaining to corporate organization, New PubCo and Merger Sub, Emergencia’s subsidiaries, due authorization, no conflicts, required filings and brokers’ and similar fees being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•
the representations and warranties of Emergencia and Ambipar pertaining to ownership of all outstanding Emergencia Ordinary Shares being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, other than deviations reflected on a closing payments schedule to be delivered pursuant to the Business Combination Agreement prior to Closing;

•
all other representations and warranties of Emergencia, New PubCo and Merger Sub being true and correct as of the Closing or, if they expressly relate to an earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Emergencia;

•
each of the covenants of Emergencia, New PubCo and Merger Sub to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement having been performed or complied with in all material respects;

•
subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Emergencia will have occurred that exists as of the Closing; and

•
delivery by Emergencia to HPX of a certificate signed by an officer of Emergencia, dated as of the First Effective Time, certifying that certain conditions have been fulfilled.

Tax Considerations of the Business Combination
As discussed more fully in “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of HPX Class A Ordinary Shares should generally not recognize gain or loss for U.S. federal income tax purposes on the First Merger. Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the First Merger, that treatment is not entirely clear, and it is possible that U.S. Holders of HPX Securities could be required to recognize gain for U.S. federal income tax purposes as a result of the First Merger. See the section titled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders.”
All holders of HPX Securities should consult their tax advisors regarding the potential tax consequences to them of the Business Combination, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.
Certain Agreements Related to the Business Combination (Page 252)
Voting and Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar and HPX have entered into a voting and support agreement (the “Voting and Support Agreement”), pursuant to which Ambipar agreed, among other things, (i) prior to the termination of the Voting and Support Agreement, to approve and consent to the Mergers, the adoption of the transactions and such other actions as contemplated in the Business Combination Agreement for which the approval of Ambipar is required and (ii) to certain transfer restrictions on its equity interests in Emergencia, New PubCo and Merger Sub for the period until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, subject to certain limited exceptions.
Ambipar Subscription Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar has entered into a share subscription agreement (the “Ambipar Subscription Agreement”), pursuant to which Ambipar has committed (the “Ambipar PIPE Financing”) to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share. Ambipar may pay the $50.5 million subscription price in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to an agreement, dated as of July 5, 2022, between Ambipar and Emergencia (the “Ambipar Intercompany Loan Agreement”). Pursuant to the Investor Rights Agreement, New PubCo has also granted Ambipar certain customary registration rights in connection with the Ambipar PIPE Financing.
Opportunity Subscription Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Opportunity Agro Fund has entered into a share subscription agreement (the “Opportunity Subscription Agreement”) pursuant to which Opportunity Agro Fund has committed (the “Opportunity PIPE Financing”) to subscribe for and purchase New PubCo Class A Ordinary Shares. New PubCo has also granted Opportunity Agro Fund certain customary registration rights in connection with the Opportunity PIPE Financing, including “piggy-back” registration rights to include their New PubCo Class A Ordinary Shares in other registration statements filed by New PubCo subsequent to the Closing.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX

Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
PIPE Subscription Agreements
In addition to the Opportunity Subscription Agreement, concurrently with the execution and delivery of the Business Combination Agreement, certain investors entered into certain other subscription agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for and purchase an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000. New PubCo has also granted the PIPE Investors certain customary registration rights in connection with the PIPE Financing. In consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, New PubCo has agreed to issue to such PIPE Investors, on or promptly following Closing, (i) an aggregate of 2,567,500 New PubCo Warrants (2,280,000 of which will be issued to Opportunity Agro Fund) and (ii) an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares (1,810,000 of which will be issued to Opportunity Agro Fund). These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Non-Redemption Agreements
Concurrently with the execution and delivery of the Business Combination Agreement, and as an inducement to HPX’s, Ambipar’s and Emergencia’s willingness to enter into the Business Combination Agreement, certain shareholders of HPX, owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares (the “Non-Redeeming Shareholders”) have entered into certain non-redemption agreements with HPX and New PubCo (as amended from time to time, the “Non-Redemption Agreements”), under which, among other things, such Non-Redeeming Shareholders have agreed, in consideration of (i) an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and (ii) 150,000 New PubCo Warrants, in each case to be issued by New PubCo to such Non-Redeeming Shareholders at or promptly following the Closing, to vote in favor of any Extension and the transactions contemplated in the Business Combination Agreement for which the approval of such HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such HPX shareholders hold of record or beneficially. Emergencia and Sponsor are named third-party beneficiaries under the Non-Redemption Agreements.
On December 8, 2022, HPX, New PubCo and Cygnus Fund Icon, one of the Non-Redeeming Shareholders, entered into an amended and restated Non-Redemption Agreement (the “Cygnus Non-Redemption Agreement”) as well as a Subscription Agreement (the “Cygnus Subscription Agreement”) on terms and conditions substantially consistent with those included in the Non-Redemption Agreements and the Subscription Agreements dated July 5, 2022; provided, however, that pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, Cygnus Fund Icon has been granted the option(the “Cygnus Option”), exercisable by Cygnus Fund Icon via written notice to be delivered to HPX and New PubCo no later than 10 calendar days prior to the HPX extraordinary general meeting of shareholders, either (i) to comply with the terms and conditions contained in the Cygnus Non-Redemption Agreement (including, among other things, to vote its 300,000 HPX Class A Ordinary Shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem its 300,000 HPX Class A Ordinary Shares), or (ii) not to be bound by the Cygnus Non-Redemption Agreement and instead to subscribe for 300,000 New

PubCo Class A Ordinary Shares to be issued by New PubCo pursuant to the Cygnus Subscription Agreement for aggregate gross proceeds of $3,000,000. The parties agreed to amend and restate such Non-Redemption Agreement as well as to enter into the Cygnus Subscription Agreement at the request of Cygnus Fund Icon in order to provide Cygnus Fund Icon with the option to make its investment in New PubCo either through the non-redemption of its HPX Class A Ordinary Shares or through a subscription of New PubCo Class A Ordinary Shares on terms and conditions substantially consistent with the other PIPE Investors. If Cygnus Fund Icon elects option (ii) above, in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Subscription Agreement, New PubCo has agreed to issue to Cygnus Fund Icon, on or promptly following Closing, (i) 75,000 New PubCo Warrants and (ii)13,200 additional New PubCo Class A Ordinary Shares.These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Cygnus Fund Icon to $9.58 per share. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Cygnus Fund Icon further to $9.49 per share. For all purposes, this proxy statement/prospectus assumes that Cygnus Fund Icon is a Non-Redeeming Shareholder and not a PIPE Investor. For the avoidance of doubt, whether Cygnus Fund Icon chooses to be bound by the Cygnus Non-Redemption Agreement or by the Cygnus Subscription Agreement, (x) at Closing, Cygnus Fund Icon will be issued 300,000 New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants plus (y) in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Non-Redemption Agreement or the Cygnus Subscription Agreements, as the case may be, New PubCo has agreed to issue to Cygnus Fund Icon, at or promptly following the Closing, an additional 13,200 New PubCo Class A Ordinary Shares and 75,000 New PubCo Warrants, to be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
XP Non-Redemption Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, and as an inducement to HPX’s, Ambipar’s and Emergencia’s willingness to enter into the Business Combination Agreement, Trend HPX SPAC FIA IE (the “XP Non-Redeeming Shareholder”) has entered into a non-redemption agreement with HPX and New PubCo (the “XP Non-Redemption Agreement”), pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022 and (ii) New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrant, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, HPX, New PubCo, Emergencia, the Sponsor and the Insiders have entered into the Sponsor Letter Agreement pursuant to which the parties thereto have agreed (i) to amend and restate in its entirety the sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto, (ii) that the Sponsor and Insiders will not redeem any outstanding Founder Shares in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX is required to consummate its business combination, (iii) that the Sponsor and Insiders will be present for the relevant meeting and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX must complete its business combination, (iv) that, prior to the Closing, the Sponsor and Insiders will not transfer any Founder Shares or HPX Private Placement Warrants except as permitted thereby, and (v) to give effect to the Sponsor Recapitalization (as detailed below), such that, immediately prior to the First Effective Time, there shall cease to be outstanding any HPX Class B Ordinary Shares. In addition, conditioned upon the consummation of the Mergers, the Sponsor and Insiders waived certain anti-dilution provisions contained in the Existing Governing Documents.
The Sponsor, the Insiders and HPX have agreed that, immediately prior to consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and the Insiders will contribute, transfer, assign, convey and deliver to HPX, and HPX will acquire and accept from the Sponsor and Insiders, all of their right, title and interest in, to and under each of their 6,305,000 outstanding HPX Class B Ordinary Shares (6,245,000 of which are held by the Sponsor) and each of the 7,060,000 HPX Private Placement Warrants (all such HPX Private Placement Warrants are held by the Sponsor), and in exchange therefore, HPX will issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens (the “Sponsor Recapitalization”). Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization. For more information, please see the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Agreements Related to the Business Combination.”
Contribution Agreement
On July 5, 2022, Ambipar and Merger Sub entered into a contribution agreement (the “Contribution Agreement”), pursuant to which, prior to the First Effective Time (and conditioned upon the Closing), Ambipar agreed to, among other things, contribute to Merger Sub all of the issued and outstanding equity of Emergencia for newly issued Merger Sub Ordinary Shares and, after giving effect to the Pre-Closing Exchange, Emergencia will become a wholly-owned subsidiary of Merger Sub.

Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity Agro Fund and certain other shareholders of HPX have entered into an investor rights agreement, pursuant to which that certain Registration Rights Agreement will be amended and restated in its entirety, as of the Closing. As a result, certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not review the registration statement or 90 days if the SEC notifies New PubCo that it will review the registration statement.
In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of HPX, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such New PubCo shareholder provides written notice to New PubCo or (ii) (A) if such New PubCo shareholder is an individual, by virtue of laws of descent and distribution upon death of the individual, (B) if such New PubCo shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares or other equity securities of New PubCo for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such New PubCo shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined in the Investor Rights Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to New PubCo, agreeing to be bound by the Lock-up Agreement prior and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
Furthermore, pursuant to the Investor Rights Agreement, the board of directors of New PubCo will establish an advisory executive committee comprised of up to four members to advise the board of directors of New PubCo, of which (i) one member will be designated by Opportunity Agro Fund, for as long as Opportunity Agro Fund is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member; (ii) one member will be designated by the Sponsor, for as long as the Sponsor is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member; and (iii) two members will be designated by Ambipar, for as long as Ambipar is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member.
Cost Sharing Agreement
Prior to the First Effective Time, Ambipar, Emergencia and certain of its subsidiaries will enter into a cost sharing agreement (the “Cost Sharing Agreement”), to be effective as of Closing, pursuant to which Ambipar will agree to provide certain shared support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein.

Downside Protection Agreements
In connection with the Subscription Agreements, the Cygnus Subscription Agreement (as the case may be), the Non-Redemption Agreements and the XP Non-Redemption Agreement, the PIPE Investors, the Non-Redeeming Shareholders, the XP Non-Redeeming Shareholder (collectively, the “DPA Beneficiaries”), New PubCo, Ambipar and the Sponsor entered into certain downside protection agreements (as amended from time to time, the “Downside Protection Agreements”), pursuant to which the DPA Beneficiaries are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective New PubCo Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing, as detailed below:
•
Each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of New PubCo Class A Ordinary Shares representing at least 50% of the number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing.

•
In case an eligible DPA Beneficiary chooses to exercise its downside protection rights under the Downside Protection Agreements, (i) Ambipar is entitled to purchase from such DPA Beneficiary a number of New PubCo Class A Ordinary Shares equal to the lowest number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period (the “DPA Protected Shares”), and (ii) if Ambipar does not purchase the DPA Protected Shares, then the Sponsor is entitled either (x) to purchase from such DPA Beneficiary the DPA Protected Shares or (y) to facilitate the sale of such DPA Beneficiary’s New PubCo Class A Ordinary Shares and New PubCo Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements (the “DPA Block Trade”).

•
The purchase price payable by Ambipar or the Sponsor, as applicable, for the DPA Protected Shares of the relevant DPA Beneficiary is equal to an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement, Non-Redemption Agreement or XP Non-Redemption Agreement (the “DPA Guaranteed Return”).

•
If the return generated by the block trade is below the DPA Guaranteed Return, the Sponsor is required to transfer, from the DPA Pro Rata Downside Protection Shares (as defined below) available to the relevant DPA Beneficiary, such number of shares in order for such DPA Beneficiary’s return to be equal to or as close as possible to the relevant DPA Guaranteed Return.

•
If neither Ambipar nor the Sponsor acquires the relevant DPA Protected Shares or if a DPA Block Trade is not consummated or available, then, pursuant to the terms and conditions of the relevant Downside Protection Agreement, the Sponsor shall transfer to the relevant DPA Beneficiary the applicable number of DPA Pro Rata Downside Protection Shares.

•
Under the terms of the Downside Protection Agreements, the maximum aggregate number of New PubCo Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries is 1,050,000 New PubCo Class A Ordinary Shares (the “DPA Pro Rata Downside Protection Shares”), including: (i) 808,500 to Opportunity Agro Fund, (ii) 24,150 to XP Gestão de Recursos Ltda., (iii) 14,490 to Cygnus Fund Icon, (iv) 4,830 to Gannett Peek Limited, (v) 9,660 to Genome Fund Inc, (vi) 4,830 to Tuchola Investments Inc., (vii) 9,732 to Constellation Master Fundo de Investimento de Ações, (viii) 8,163 to Constellation Qualificado Master Fundo de Investimento de Ações, (ix) 8,670 to Const Brazil US Fund LP and (x) 62,664 to XP Allocation Asset Management Ltda.

For the avoidance of doubt, New PubCo will not issue any New PubCo Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of New PubCo Ordinary Shares.

Ownership of New PubCo Upon Completion of the Business Combination
As of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there are (i) 2,176,544 HPX Class A Ordinary Shares outstanding and (ii) 6,305,000 HPX Class B Ordinary Shares outstanding (6,245,000 of which are held by the Sponsor and 60,000 of which are collectively held by certain of our independent directors). As of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there are 7,060,000 HPX Private Placement Warrants outstanding (all of which are currently held by the Sponsor) and 12,650,000 HPX Public Warrants outstanding. Each whole HPX Warrant entitles the holder thereof to purchase one HPX Class A Ordinary Share. Therefore, as of the date of this proxy statement/prospectus: (i) after giving effect to the exercise of all of the HPX Warrants, but without giving effect to the Sponsor Recapitalization and the Business Combination, and assuming that none of HPX’s outstanding public shares are redeemed in connection with the Business Combination other than the redemptions of public shares in connection with the Initial Extension and the Second Extension, HPX’s fully diluted share capital would be 28,191,544 HPX Ordinary Shares and (ii) after giving effect to the exercise of all of the HPX Warrants and the Sponsor Recapitalization, but without giving effect to the Business Combination, and assuming that none of HPX’s outstanding public shares are redeemed in connection with the Business Combination other than the redemptions of public shares in connection with the Initial Extension and the Second Extension, HPX’s fully diluted share capital would be 22,163,544 HPX Ordinary Shares (without considering the 20,000 HPX Restricted Stock Units held by Rafael Grisolia). Prior to consummation of the First Merger, the Sponsor and the Insiders will effectuate the Sponsor Recapitalization, as a result of which, (i) all 6,245,000 HPX Class B Ordinary Shares held by the Sponsor will be exchanged for and converted into 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), (ii) all 7,060,000 HPX Private Placement Warrants held by Sponsor will be exchanged for 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), and (iii) 60,000 HPX Class B Ordinary Shares held by the Insiders (20,000 held by each) will be exchanged for and converted into an equal number of HPX Class A Ordinary Shares.
HPX cannot predict how many of its public shareholders will exercise their right to have their HPX Class A Ordinary Shares redeemed for cash. As a result, HPX has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios of HPX shares for cash, each of which produce different allocations of total New PubCo equity to be held by holders of HPX Ordinary Shares following the consummation of the Business Combination. The following table illustrates varying estimated ownership levels in New PubCo immediately following the consummation of the Business Combination, based on the three levels of redemptions by HPX public shareholders and the following additional assumptions:
	Share Ownership in New PubCo(1)(2)
	Minimum Redemptions(3)		Intermediate Redemptions(4)		Maximum Redemptions(5)
	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(6)	3.9%	0.5%	2.5%	0.3%	1.1%	0.2%

	Share Ownership in New PubCo(1)(2)
	Minimum Redemptions(3)		Intermediate Redemptions(4)		Maximum Redemptions(5)
	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(7)(8)(9)	3.4%	0.5%	3.5%	0.5%	3.5%	0.5%
PIPE Investors(6)	22.9%	3.2%	23.2%	3.2%	23.6%	3.2%
Ambipar(10)	69.8%	95.8%	70.8%	96.0%	71.8%	96.2%

(1)
As of immediately following the consummation of the Business Combination. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

(2)
Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements , and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(5)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.
(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

(8)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemptions scenario, (ii) 3.8% of New PubCo’s share capital under the intermediate redemptions scenario, and (iii) 3.9% of New PubCo’s share capital under the maximum redemptions scenario.

(9)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(10)
Excludes the Earn-Out Shares. For additional information with respect to the dilutive effects of the Earn-Out Shares, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

To the extent that any of the outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination, the percentage of New PubCo’s outstanding voting shares held by the current HPX shareholders will decrease relative to the percentage held if none of the HPX Class A Ordinary Shares are redeemed.
In addition to the changes in percentage ownership described above, variations in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination which would not otherwise be present in an underwritten public offering. Without limiting the generality of the assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” the ownership percentages described above do not take into account the dilutive effects of (i) New PubCo Warrants exercise price of $11.50 per share, (ii) the Earn-Out Shares to be issued to Ambipar upon the achievement of certain price targets described in the Business Combination Agreement, and (iii) HPX Warrants to purchase up to 1,500,000 HPX Class A Ordinary Shares if the Sponsor makes a Working Capital Loan prior to the Closing of the Business Combination in an amount up to $1,500,000 (no such loans have been made to date). The exercise, issuance or vesting of any of these shares could have a substantial dilutive effect on those HPX shareholders who do not elect to redeem their HPX Class A Ordinary Shares. Increasing levels of redemptions will increase the dilutive effects of these issuances on non-redeeming HPX shareholders.
The following table shows the dilutive effects on the ownership percentages described above and the effect on the per share value of New PubCo Ordinary Shares as a result of exercise, issuance or vesting of these main dilutive effects under the three different redemption scenarios of HPX Class A Ordinary Shares:

	Share Ownership in New PubCo(1)
	Minimum Redemptions(2)		Intermediate Redemptions(3)		Maximum Redemptions(4)
Base Case Scenario	Shares	%	Shares	%	Shares	%
Total New PubCo Ordinary Shares Outstanding as of Immediately After the Business Combination	56,745,534	66.4%	55,957,262	66.1%	55,168,990	65.8%
New PubCo Warrants(5)	16,180,000	18.9%	16,180,000	19.1%	16,180,000	19.3%
Earn-Out Shares(6)	11,000,000	12.9%	11,000,000	13.0%	11,000,000	13.1%
Working Capital Warrants(7)	1,500,000	1.8%	1,500,000	1.8%	1,500,000	1.8%
Total	85,425,534	100.0%	84,637,262	100.0%	83,848,990	100.0%

(1)
As of immediately following the consummation of the Business Combination. Percentages may not add to 100% due to rounding.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(5)
Assuming the exercise of 16,180,000 New PubCo Warrants (comprised of 3,530,000 New PubCo Private Placement Warrants and 12,650,000 New PubCo Public Warrants) outstanding at an exercise price of $11.50 per share. Also assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(6)
Assuming the issuance of all 11,000,000 New PubCo Class B Ordinary Shares to be issued upon the achievement of certain price targets described in the Business Combination Agreement.

(7)
Assuming the issuance and exercise of HPX Warrants to purchase up to 1,500,000 HPX Class A Ordinary Shares if the Sponsor makes a Working Capital Loan prior to the Closing of the Business Combination in an amount up to $1,500,000 (no such loans have been made to date).

The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.

The following table shows the dilutive effects on the ownership percentages described above as a result of the exercise of the New PubCo Warrants under the three different redemption scenarios of HPX Class A Ordinary Shares:
	Share Ownership in New PubCo(1)
	Minimum Redemptions(2)		Intermediate Redemptions(3)		Maximum Redemptions(4)
	Shares	%	Shares	%	Shares	%
Total New PubCo Ordinary Shares Outstanding as of Immediately After the Business Combination	56,745,534	n.a.	55,957,262	n.a.	55,168,990	n.a.
New PubCo Warrants(5)	16,180,000	n.a.	16,180,000	n.a.	16,180,000	n.a.
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(5)(6)	15,002,944	20.6%	14,214,672	19.7%	13,426,400	18.8%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(5)(7)	2,752,500	3.8%	2,752,500	3.8%	2,752,500	3.9%
PIPE Investors(5)(6)	15,578,100	21.4%	15,578,100	21.6%	15,578,100	21.8%
Ambipar	39,591,990	54.3%	39,591,990	54.9%	39,591,990	55.5%
Total New PubCo Ordinary Shares Outstanding After the Exercise of New PubCo Warrants	72,925,534	100.0%	72,137,262	100.0%	71,348,990	100.0%

(1)
Percentages may not add to 100% due to rounding.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(5)
Assuming the exercise of 16,180,000 New PubCo Warrants (comprised of 3,530,000 New PubCo Private Placement Warrants and 12,650,000 New PubCo Public Warrants) outstanding at an exercise price of $11.50 per share. Also assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.
(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

The following table shows the dilutive effects on the ownership percentages described above as a result of the issuance of all Earn-Out Shares under the three different redemption scenarios of HPX Class A Ordinary Shares:
	Share Ownership in New PubCo(1)
	Minimum Redemptions(2)		Intermediate Redemptions(3)		Maximum Redemptions(4)
	Shares	%	Shares	%	Shares	%
Total New PubCo Ordinary Shares Outstanding as of Immediately After the Business Combination	56,745,534	n.a.	55,957,262	n.a.	55,168,990	n.a.
Earn-Out Shares(5)	11,000,000	n.a.	11,000,000	n.a.	11,000,000	n.a.
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(6)	2,202,944	3.3%	1,414,672	2.1%	626,400	0.9%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(7)	1,940,000	2.9%	1,940,000	2.9%	1,940,000	2.9%
PIPE Investors(6)	13,010,600	19.2%	13,010,600	19.4%	13,010,600	19.7%
Ambipar(5)	50,591,990	74.7%	50,591,990	75.6%	50,591,990	76.5%
Total New PubCo Ordinary Shares Outstanding After the Issuance of Earn-Out Shares	67,745,534	100.0%	66,957,262	100.0%	66,168,990	100.0%

(1)
Percentages may not add to 100% due to rounding.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.
(5)
Assuming the issuance of all 11,000,000 New PubCo Class B Ordinary Shares to be issued upon the achievement of certain price targets described in the Business Combination Agreement.

(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

The following table shows the dilutive effects on the ownership percentages described above as a result of the issuance and exercise of HPX Warrants to purchase up to 1,500,000 HPX Class A Ordinary Shares if the Sponsor makes a Working Capital Loan prior to the Closing of the Business Combination in an amount up to $1,500,000 (no such loans have been made to date) under the three different redemption scenarios of HPX Class A Ordinary Shares:
	Share Ownership in New PubCo(1)
	Minimum Redemptions(2)		Intermediate Redemptions(3)		Maximum Redemptions(4)
	Shares	%	Shares	%	Shares	%
Total New PubCo Ordinary Shares Outstanding as of Immediately After the Business Combination	56,745,534	n.a.	55,957,262	n.a.	55,168,990	n.a.
Working Capital Warrants(5)	1,500,000	n.a.	1,500,000	n.a.	1,500,000	n.a.
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(6)	2,202,944	3.8%	1,414,672	2.5%	626,400	1.1%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(5)(7)	3,440,000	5.9%	3,440,000	6.0%	3,440,000	6.1%
PIPE Investors(6)	13,010,600	22.3%	13,010,600	22.6%	13,010,600	23.0%
Ambipar	39,591,990	68.0%	39,591,990	68.9%	39,591,990	69.9%
Total New PubCo Ordinary Shares Outstanding After the Exercise of Working Capital Warrants	58,245,534	100.0%	57,457,262	100.0%	56,668,990	100.0%

(1)
Percentages may not add to 100% due to rounding.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(5)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Assuming the issuance and exercise of HPX Warrants to purchase up to 1,500,000 HPX Class A Ordinary Shares if the Sponsor makes a Working Capital Loan prior to the closing of the Business Combination in an amount up to $1,500,000 (no such loans have been made to date).

See “Unaudited Pro Forma Condensed Combined Financial Information” for further information.
Redemption Rights (Page 190)
Pursuant to HPX’s Existing Governing Documents, HPX is providing the HPX shareholders with the opportunity to have their public shares redeemed at the Closing of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding HPX Class A Ordinary Shares included as part of the units sold in the IPO, subject to the limitations described in this proxy statement/

prospectus. For illustrative purposes, as of December 2, 2022, based on the fair value of cash held in the Trust Account of approximately $21.9 million, the estimated per share redemption price would have been approximately $10.06. HPX shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal and the other proposals. HPX’s Existing Governing Documents provide that an HPX shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any shares of HPX, will be restricted from exercising this redemption right in an amount of shares exceeding 15% of the public shares in the aggregate without the prior consent of HPX. There will be no redemption rights with respect to the HPX Warrants.
On July 15, 2020, the Sponsor entered into a letter agreement (“Sponsor IPO Letter Agreement”) with HPX pursuant to which the Sponsor has agreed, in partial consideration of receiving the Founder Shares and for the covenants and commitments of HPX therein, to waive its redemption rights with respect to its Founder Shares and any public shares the Sponsor may have acquired after our IPO in connection with the completion of the Business Combination. In connection with the Business Combination Agreement, on July 5, 2022, the Sponsor entered into a sponsor letter agreement (the “Sponsor Letter Agreement”) with certain other parties pursuant to which, among other things, the parties thereto amended and restated in its entirety the Sponsor IPO Letter Agreement, and the Sponsor and the other parties thereto agreed not to redeem any outstanding Founder Shares in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX must complete its initial business combination. Permitted transferees of the Sponsor will be subject to the same obligations. In addition, concurrently with the execution and delivery of the Business Combination Agreement and the Subscription Agreements, and as an inducement to HPX’s and Emergencia’s willingness to enter into the Business Combination Agreement, the Non-Redeeming Shareholders, owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares have entered into the Non-Redemption Agreement with HPX and New PubCo, under which, among other things, such Non-Redeeming Shareholders have agreed, in consideration of an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants to purchase New PubCo Class A Ordinary Shares to be issued by New PubCo to such HPX shareholders at or promptly following the Closing, to vote in favor of the transactions contemplated in the Business Combination Agreement for which the approval of such HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such HPX shareholder holds of record or beneficially. Emergencia and the Sponsor are named third-party beneficiaries under the Non-Redemption Agreements. In addition to the Non-Redemption Agreements, Cygnus Fund Icon has entered into the Cygnus Subscription Agreement and the Cygnus Non-Redemption Agreement with HPX and New PubCo, according to which Cygnus Fund Icon was granted the Cygnus Option. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”
Similarly, the XP Non-Redeeming Shareholder entered into the XP Non-Redemption Agreement, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022 and (ii) New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrant, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account (including interest but net of income taxes payable) in connection with the liquidation of the Trust Account or if we subsequently complete a different initial business combination on or prior to March 31, 2023 (or such later date as may be approved by HPX shareholders in connection with an Additional Extension), and such shares are tendered for redemption in connection with such different initial business combination.
HPX will pay the redemption price to any public shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination.
Each redemption of public shares by HPX’s public shareholders will decrease the amount in our Trust Account, which held $21,905,596.80 as of December 2, 2022. In no event will HPX redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001. See the section entitled “The Extraordinary General Meeting of HPX Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
Holders of outstanding HPX Warrants will not have redemption rights with respect to such warrants. Assuming maximum redemptions of 1,576,544 HPX Class A Ordinary Shares (see “Unaudited Pro Forma Condensed Combined Financial Information” for further information), and using the closing warrant price on NYSE American of $0.38 as of December 2, 2022, the aggregate fair value of HPX Warrants that can be retained by the redeeming shareholders holding such outstanding 1,576,544 HPX Class A Ordinary Shares is $299,543. The actual market price of the HPX Warrants may be higher or lower on the date that an HPX warrantholder seeks to sell such HPX Warrants. Additionally, we cannot assure the HPX warrantholders that they will be able to sell their HPX Warrants in the open market as there may not be sufficient liquidity in such securities when an HPX warrantholder wishes to sell their HPX Warrants. Further, while the level of redemptions of public shares will not directly change the value of the HPX Warrants because the HPX Warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the HPX warrantholder who exercises such HPX Warrants will ultimately own a greater interest in New PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Relating to New PubCo — Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.”
Description of New PubCo Share Capital (Page 398)
New PubCo is an exempted company incorporated with limited liability in the Cayman Islands. Its affairs are governed by its amended and restated memorandum and articles of association and the Companies Act.
Upon the Closing of the Business Combination, the authorized share capital of New PubCo will be US$50,000, consisting of (i) 250,000,000 New PubCo Class A Ordinary Shares, par value US$0.0001 per New PubCo Class A Ordinary Share, (ii) 150,000,000 New PubCo Class B Ordinary Shares, par value US$0.0001 per New PubCo Class B Ordinary Share, and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Document. As of the date of this proxy statement/prospectus, there is one New PubCo Ordinary Share issued and outstanding. See “Description of New PubCo Share Capital.”

New PubCo Management Following the Business Combination (Page 390)
The Business Combination Agreement provides that, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar, (ii) one individual to be designated by the Sponsor, provided, that such director so designated shall qualify as “independent” under Rule 10A-3 of the Exchange Act, and (iii) one individual to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. The directors of New PubCo will include Tercio Borlenghi Junior and Carlos Piani.
Under the Proposed Governing Documents, for so long (i) as the aggregate voting power held by Ambipar continues to be at least 50% of the total voting power of all New PubCo shares, Ambipar will have the right to appoint at least the majority of the directors, provided that at least one of such directors must qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall be appointed as members of the audit committee; (ii) as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director, provided that such director shall qualify as an independent director and be appointed as a member of the audit committee; and (iii) as Opportunity Agro Fund holds at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director. See “New PubCo Management Following the Business Combination — Board of Directors.”
New PubCo’s executive team following the Closing is expected to be comprised of Yuri Keiserman as Chief Executive Officer, Rafael Santo as Chief Financial Officer, Guilherme Borlenghi as Chief Operational Officer, Pedro Petersen as Chief Investor Relations Officer, Dennys Spencer as President Brazil, Pablo Pinochet as President Latin America, Shannon Riley as President North America and Martin Lehane as President Europe.
Anticipated Accounting Treatment (Page 273)
As contemplated by the Business Combination Agreement and the Contribution Agreement, prior to the First Effective Time, Ambipar shall transfer all of the issued and outstanding shares of Emergencia, in the context of the Pre-Closing Exchange, to Merger Sub, in exchange for the issuance of a certain number of Merger Sub shares. As a result, Emergencia shall become a wholly owned subsidiary of Merger Sub. Following such transaction, subject to the receipt of HPX shareholder approval, Ambipar approval and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions set forth in the Business Combination Agreement, at the Closing, HPX shall be merged with and into New PubCo, with New PubCo as the surviving entity. Immediately thereafter, Merger Sub shall be merged with and into New PubCo, with New PubCo as the final surviving entity and a “foreign private issuer.” As a result of the above transactions, Emergencia shall become a wholly owned subsidiary of New PubCo, and New PubCo shall be controlled by Ambipar.
The Business Combination is expected to be considered as a capital reorganization and shall be accounted for as a share-based payment transaction under IFRS 2. As a result, the difference between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired represents a stock exchange listing service of New PubCo. The cost of this service will be recognized as an expense immediately upon the consummation of the Business Combination.
Accordingly, the combined financial statements of Emergencia will become the historical financial statements of New PubCo; the assets, liabilities, and results of operations of HPX will be consolidated with New PubCo beginning on the Closing Date. For accounting purposes, the financial statements of New PubCo will represent a continuation of the financial statements of Emergencia. The net assets of HPX will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the transaction will be presented as those of Emergencia in future reports of New PubCo.
The WOB Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. Under this method, New PubCo recorded the fair value of assets acquired and liabilities assumed from Witt O’Brien’s using preliminary estimates. The

WOB Acquisition has been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information.
For additional information, see “Unaudited Pro Forma Condensed Combined Financial Information Accounting for the Proposed Transactions.”
Appraisal or Dissenters’ Rights (Page 194)
The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the HPX Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. See “The Extraordinary General Meeting of HPX Shareholders — Appraisal or Dissenters’ Rights.” Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Status as Emerging Growth Company
Each of HPX and Emergencia is, and consequently, following the Business Combination, New PubCo will be, an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, New PubCo will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” and may not be required to, among other things, (1) provide an auditor’s attestation report on its system of internal controls over financial reporting pursuant to Section 404; (2) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (4) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. If some investors find New PubCo’s securities less attractive as a result, there may be a less active trading market for New PubCo’s securities and the prices of New PubCo’s securities may be more volatile.
New PubCo will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of HPX’s IPO or (b) in which it has total annual gross revenue of at least $1.235 billion (as adjusted for inflation pursuant to SEC rules from time to time), and (2) the date on which (x) it is deemed to be a large accelerated filer, which means the market value of New PubCo Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, or (y) the date on which it has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Controlled Company and Foreign Private Issuer
For purposes of the rules of the NYSE, New PubCo will be a “controlled company.” Under the NYSE rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Ambipar will hold all of the outstanding New PubCo Class B Ordinary Shares, which will give Ambipar control of the voting power of all outstanding New PubCo Class B Ordinary Shares and approximately 95.8% of New PubCo’s voting power (assuming that none of HPX’s public shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their public shares, but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension). Accordingly, New PubCo will be eligible to take advantage of certain exemptions from certain NYSE corporate governance standards.
Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of its board of directors consist of independent directors;

•
the requirement that the nominating and corporate governance committee is composed entirely of independent directors; and

•
the requirement that the compensation committee is composed entirely of independent directors.

Currently, New PubCo does not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for “foreign private issuers” described below to follow its home country governance practices instead. If New PubCo ceases to be a foreign private issuer or if it cannot rely on the home country governance practice exemption for any reason, New PubCo may decide to invoke the exemptions available for a controlled company as long as it remains a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements. For more information, see the disclosure immediately below under “— Controlled Company and Foreign Private Issuer” and “New Pubco Management Following the Business Combination — Foreign Private Issuer Exemptions.”
In addition, after the closing of the Business Combination, New PubCo will be considered a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the applicable securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled issuers. New PubCo intends to take all necessary measures to comply with the requirements of a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules of which were adopted by the SEC and the NYSE as listing standards and requirements. Under NYSE’s rules, a “foreign private issuer” is subject to less stringent corporate governance and compliance requirements and subject to certain exceptions and the NYSE permits a “foreign private issuer” to follow its home country’s practice in lieu of the listing requirements of the NYSE. Certain corporate governance practices in the Cayman Islands, which is New PubCo’s home country, may differ significantly from the NYSE corporate governance listing standards. Among other things, New PubCo is not required to have:
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a majority of the board of directors consisting of independent directors;

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a compensation committee consisting of independent directors;

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a nominating committee consisting of independent directors; or

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regularly scheduled executive sessions with only independent directors each year.

Accordingly, you may not have the same protections afforded to shareholders/stockholders of companies that are subject to all of the corporate governance requirements of NYSE. See “Risk Factors — Risks Relating to New PubCo — New PubCo is expected to be a “controlled company” within the meaning of the rules of the NYSE. As a result, New PubCo will qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies” and “Risk Factors — Risks Relating to New PubCo — As a foreign private issuer, New PubCo will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of New PubCo’s securities.” See also “New Pubco Management Following the Business Combination — Foreign Private Issuer Exemptions.”
Interests of HPX’s Directors and Executive Officers in the Business Combination (Page 225)
In considering the recommendation of our board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
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the fact that certain of our directors and officers are principals of our Sponsor;

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the fact that 6,245,000 Founder Shares held by our Sponsor, for which it paid $25,000.00, and 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization as a result of which the Sponsor will hold (i) 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), which will convert on a one-for-one basis, into an equal number of New PubCo Class A Ordinary Shares upon the Closing, and (ii) 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens. Likewise, the 60,000 Founders Shares held by the Insiders will also be subject to the Sponsor Recapitalization as a result of which each Insider will hold 20,000 HPX Class A Ordinary Shares, which will convert on a one-for-one basis, into 20,000 New PubCo Class A Ordinary Shares upon the Closing. In addition, Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. Such shares and units will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, or restricted stock units that are settled in New PubCo Class A Ordinary Shares, as the case may be, as described further below and will be worthless if an initial business combination is not consummated:

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Sponsor(5)	1,860,000	—	$18,600,000	$18,358,200
Bernardo Hees(5)	1,860,000	—	$18,600,000	$18,358,200
Carlos Piani(5)	1,860,000	—	$18,600,000	$18,358,200
Rodrigo Xavier(5)	1,860,000	—	$18,600,000	$18,358,200
Marcos Peigo	20,000	—	$200,000	$197,400
Wolney Betiol	20,000	—	$200,000	$197,400
Salete Pinheiro	20,000	—	$200,000	$197,400

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Rafael Grisolia	—	20,000	$200,000	$197,400

(1)
Interests shown consist solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing. Such shares will automatically convert into New PubCo Class A Ordinary Shares upon the Closing on a one-for-one basis.

(2)
Interests shown consist solely of HPX Restricted Stock Units prior to the First Effective Time. Such HPX Restricted Stock Units will automatically convert into restricted stock units that are settled in New PubCo Class A Ordinary Shares at the First Effective Time and, pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(3)
Assumes a value of $10.00 per Class A Ordinary Share or Restricted Stock Unit, as applicable, the deemed value of the New PubCo Class A Ordinary Shares in the Business Combination. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(4)
Assumes a value of $9.87 per Class A Ordinary Share or Restricted Stock Unit, as applicable, which was the closing price of the HPX Class A Ordinary Shares on the NYSE American on December 2, 2022. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(5)
HPX Capital Partners LLC is the record holder of the shares reported herein. The managers of our Sponsor, Messrs. Hees, Piani and Xavier, by virtue of their shared control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor.

•
the fact that if an initial business combination is not consummated by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor, officers, directors and their respective affiliates will lose their entire investment in us of $7,085,000 in the aggregate, which investment included $25,000 in value of HPX Class A Ordinary Shares (consisting solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing), valued at an assumed price of $10.00 per share, the value implied by the Business Combination (inclusive of the Sponsor’s initial capital contribution of $25,000), the 7,060,000 HPX Private Placement Warrants acquired for a purchase price of $7,060,000 in the aggregate, and $905,000 outstanding as of the date of this proxy statement/prospectus under an unsecured promissory note;

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the fact that given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the public shares sold in the IPO and the 1,860,000 New PubCo Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) that the Sponsor will receive upon conversion of the Founder Shares and considering the Sponsor Recapitalization in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Class A

Ordinary Shares trade below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;
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the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares held by them if HPX fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that in connection with the Business Combination, we entered into the Subscription Agreements with the PIPE Investors, which provide for the purchase by the PIPE Investors of an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000, in a private placement, as well as for the issuance of an aggregate of 2,567,500 New PubCo Warrants and an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares to the PIPE Investors (with Opportunity Agro Fund being issued 2,280,000 New PubCo Warrants and 1,810,000 additional New PubCo Class A Ordinary Shares pursuant to the Opportunity Subscription Agreement), the closing of which will occur substantially concurrently with the Closing. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively;

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the fact that in connection with the Business Combination, we entered into the Ambipar Subscription Agreement with Ambipar, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share, payable by Ambipar either in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement;

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the fact that in connection with the Business Combination, we entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights;

•
the fact that if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that, as of June 24, 2022 and on November 30, 2022, the Sponsor loaned to HPX an aggregate of $700,000 and $205,000, respectively, for working capital purposes and $905,000 is outstanding as of the date of this proxy statement/prospectus. This loan is evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants;

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the fact that, unless a business combination is completed, our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating a business combination from funds outside of the Trust Account, which funds are limited. As of the date of this proxy statement/prospectus, no such out-of-pocket expenses related to identifying, investigating and consummating a business combination and for which our directors would be awaiting reimbursement have been incurred;
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the fact that pursuant to the Investor Rights Agreement (as defined below), certain holders of registrable securities can demand registration of their registrable securities and will also have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing, whereas they do not have such rights today;

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the potential continuation of certain directors and other persons associated with HPX and Sponsor as directors and in other roles at New PubCo. In particular, Mr. Carlos Piani is nominated to the board of directors of New PubCo, Mr. Bernardo Hees is expected to be nominated to the advisory executive committee of New PubCo, Mr. Rafael Espírito Santo is nominated to be New PubCo’s chief financial officer, and Mr. Pedro Petersen is nominated to be New PubCo’s chief investor relations officer; and

•
the continued indemnification of current directors and officers of HPX and the continuation of directors’ and officers’ liability insurance for a period of six years after the Business Combination.

Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares or public shares held by them in favor of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Insiders own approximately 74.3% of the issued and outstanding HPX Ordinary Shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and/or other investors who vote, or indicate an intention to vote, against any of the Transaction Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Transaction Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of HPX Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the required number of holders of HPX Ordinary Shares necessary to approve each proposal, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Financing actually received prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Transaction Proposals.
Entering into any such arrangements may have a depressive effect on HPX Class A Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. HPX will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
These interests may influence the HPX Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Other Interests in the Business Combination.”
Recent Developments
HPX Extension Amendments
On July 14, 2022, HPX shareholders approved an amendment to HPX’s then existing amended and restated memorandum and articles of association to give effect to the Initial Extension (the “Initial Extension Amendment”). The Initial Extension Amendment extended the date by which HPX must consummate its initial business combination from July 20, 2022 to November 20, 2022. At the meeting related to the Initial Extension Amendment, the holders of 19,472,483 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, leaving approximately $58.4 million in the Trust Account as of that date. On November 3, 2022, HPX shareholders approved another amendment to HPX’s amended and restated memorandum and articles of association to give effect to the Second Extension (the “Second Extension Amendment”). The Second Extension Amendment further extends the date by which HPX must consummate its initial business combination from November 20, 2022 to March 31, 2023. If HPX’s initial business combination is not consummated by March 31, 2023, then HPX’s existence will terminate, and HPX will distribute amounts in the Trust Account as provided in HPX’s amended and restated memorandum and articles of association. At the meeting related to the Second Extension Amendment, the holders of 3,650,973 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of approximately $36.7 million, leaving approximately $21.9 million in the Trust Account as of that date.
Transfer of Listing to NYSE American
On October 24, 2022, HPX issued a press release and filed a current report on Form 8-K announcing the voluntary transfer of the listing of the HPX Securities from the New York Stock Exchange to NYSE American. On October 27, 2022, the HPX Securities began trading on NYSE American.
Additional Loan Under the Unsecured Promissory Note
On November 30, 2022, under the terms of the promissory note entered into between HPX and the Sponsor on June 24, 2022, pursuant to which the Sponsor agreed to loan HPX up to an aggregate principal amount of $905,000, the Sponsor loaned to HPX an additional $205,000 for working capital purposes, bringing the total aggregate principal amount loaned under the terms of such promissory note to $905,000 as of the date of this proxy statement/prospectus.
These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. If HPX does not consummate a business combination, all amounts loaned to it in connection with these loans will be forgiven except to the extent that HPX has funds available to it outside of the Trust Account.
Resignation of Credit Suisse
Credit Suisse, the underwriter and bookrunner in HPX’s IPO, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter and HPX and Credit Suisse executed the Waiver Letter confirming its resignation effective as of July 5, 2022 and waiver of fees. Credit Suisse did not communicate to HPX the reasons leading to its resignation and waiver of its fees. There is no dispute among HPX and Credit Suisse with respect to Credit Suisse’s placement agency services or its resignation.
As a result of this resignation and the associated waiver of fees, the transactions fees payable by HPX at the consummation of the Business Combination will initially be reduced by $8,855,000. Credit Suisse has not received any fees pursuant to the Engagement Letter or the IPO Underwriting Agreement, other than $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon the consummation of HPX’s IPO. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination.
At no time prior to or after its resignation did Credit Suisse indicate that it had any specific concerns with the Business Combination and Credit Suisse did not advise HPX that it was in disagreement with the contents of this prospectus/proxy statement or the registration statement of which it forms a part. Credit Suisse did not prepare or provide any of the disclosure in this prospectus/proxy statement or any other materials or work product that have been provided to HPX’s shareholders, the HPX Board or the PIPE Investors, or any analysis underlying such materials and has disclaimed any responsibility for the contents of this proxy statement/prospectus.
In addition, Credit Suisse did receive drafts of this prospectus/proxy statement prepared by HPX and Emergencia. HPX has been advised by Credit Suisse that, given that they are no longer engaged in any capacity by HPX, Credit Suisse does not intend to review any disclosure in this proxy statement/prospectus, other than disclosure pertaining to its roles and resignation. At the request of the SEC, HPX asked Credit Suisse to provide a letter stating whether it agrees with the statements made in this proxy statement/prospectus related to its resignation, but HPX has not received a response from Credit Suisse as of the date of this proxy statement/prospectus. Accordingly, Credit Suisse’s failure to respond should not be interpreted to mean that Credit Suisse agrees or disagrees with the current disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that Credit Suisse was previously involved with any aspect of the transactions described in this prospectus/proxy statement.
HPX did not rely on Credit Suisse for the preparation or analysis of any materials provided to the HPX Board for use as a component of its overall evaluation of Emergencia. The HPX Board did not receive or rely upon any financial or valuation analyses conducted or prepared by Credit Suisse in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, HPX and its shareholders.
In its past role as placement agent, Credit Suisse performed the following services: (i) facilitated outreach to potential PIPE investors, (ii) provided assistance in connection with the preparation of documentation related to the PIPE Financing, including by organizing and processing publicly available market data with respect to sector-specific comparable companies, and (iii) generally participated in the PIPE Financing efforts. In each case, HPX’s management considered Credit Suisse’s input based on its expertise and experience as an investment bank with coverage in the industries and geographies that HPX operates, but HPX’s management conducted its own independent analysis and made its own conclusions, and HPX’s management prepared the disclosure about HPX in this proxy statement/prospectus and is fully responsible for this disclosure and any other related work product, including the Projections. Furthermore, in Credit Suisse’s termination letter, it has, pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended, disclaimed responsibility for any portion of this proxy statement/prospectus.
The services being provided by Credit Suisse prior to such resignations were substantially complete at the time of its resignation (including the underwriting services provided by Credit Suisse pursuant to the IPO Underwriting Agreement, at the time of HPX’s initial public offering) and Credit Suisse is not expected to play any role at the Closing. Accordingly, HPX and New PubCo do not expect that the resignation of Credit Suisse will affect the timing or completion of the Business Combination, but will reduce the aggregate fees payable at the Closing.

HPX considered engaging additional financial advisors, and on June 27, 2022, HPX engaged EarlyBird to, among other things, (i) assist HPX in the transaction structuring with respect to the Business Combination, (ii) assist HPX with respect to any necessary Extension, (iii) facilitate meetings with potential equity investors in HPX, (iv) provide financial advisory services in connection with the Business Combination, and (v) assist HPX with NYSE or Nasdaq listing requirements, as applicable. EarlyBird did not provide any valuation analyses to the HPX Board in connection with the approval of the Business Combination. As a result of the engagement of EarlyBird, the transaction fees payable by HPX at the consummation of the Business Combination will be increased. Other than any fees payable to EarlyBird, HPX does not expect to incur any additional costs resulting from the resignation of Credit Suisse.
Credit Suisse’s resignation did not impact HPX Board’s analysis of or continued support of the Business Combination. The availability of the PIPE Financing, the Ambipar PIPE Financing, the funds in the Trust Account and any contemplated post-transaction financing arrangements are not impacted by the resignation of Credit Suisse. HPX does not have any other current relationship with Credit Suisse.
Shareholders should not associate Credit Suisse with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and shareholders should not place any reliance on the participation of Credit Suisse prior to its resignation in the transactions contemplated by this proxy statement/prospectus. As a result, HPX shareholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New PubCo to achieve its business plan. See “Unaudited Pro Forma Condensed Combined Financial Information.” Credit Suisse’s services were substantially complete at the time of its resignation, and HPX and New PubCo do not expect that the resignation of Credit Suisse will affect the timing or completion of the Business Combination. See “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.”
The resignation letter of Credit Suisse with respect to its engagement with HPX stated that Credit Suisse is not responsible for any part of this proxy statement/prospectus. While Credit Suisse did not provide any additional detail in their resignation letter either to HPX or to the Securities and Exchange Commission, such resignation may be an indication by Credit Suisse that it does not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. Accordingly, shareholders should not place any reliance on the fact that Credit Suisse has been previously involved with this transaction.
In addition, we note that unaffiliated investors are subject to certain material risks as a result of New PubCo going public through a merger rather than through a traditional underwritten offering. See “Risk Factors — Risks Relating to New PubCo — As a private investor in New PubCo, you will not have the same protections as an investor in an underwritten public offering of securities of New PubCo.”
HPX continues to have customary obligations with respect to the use of information, expense reimbursement and indemnification under the Engagement Letter, the IPO Underwriting Agreement and the Waiver Letter with Credit Suisse. In particular, as is customary, certain provisions of the IPO Underwriting Agreement and the Engagement Letter shall survive Credit Suisse’s resignation or, in case of the Waiver Letter, became effective upon the execution of the Waiver Letter, including HPX’s obligation to indemnify Credit Suisse against certain liabilities under the U.S. federal securities laws or otherwise. However, HPX is not party to any agreements that would require the payment of fees (other than expense reimbursement) or underwriting commissions (other than the underwriting commissions that have already been paid to Credit Suisse in connection with HPX’s IPO) to Credit Suisse with respect to the Business Combination or any other transactions described herein.
Recent Acquisitions
On July 7, 2022, Emergencia’s subsidiary Ambipar Response ES S.A. acquired CTA Serviços em Meio Ambiente Ltda., a Brazilian specialist in environmental emergency response services, in particular with respect to preserving, protecting and rehabilitating fauna and flora, with 20 service centers in the states of Rio de Janeiro, Espírito Santo and Bahia and a multidisciplinary team of more than 140 employees.
On July 11, 2022, Emergencia’s subsidiary Ambipar Holding Canadá Inc. acquired Graham Utility Hydrovac Services, a Canadian specialist in industrial services and emergency response for the road transport industry, with a strategically located service center in Belleville, Canada.
On July 26, 2022, Emergencia acquired Ck7 Servicos de Manutencao Industrial e Reparos Em Geral Ltda (known as C-Tank), a Brazilian based specialist on vessel tank cleaning, with headquarters in Niteroi, Rio de Janeiro, which further expanded our portfolio and strengthened our position on the oil and gas market.
On August 2, 2022, Emergencia’s subsidiary Ambipar Holding Canadá Inc. acquired Ridgeline Canada Inc., a Canadian emergency response company with 16 operation centers in Canada and focused on level 1 (24-hour remote emergency response by telephone) and level 2 (consulting and subcontracting of responders) services.
On September 13, 2022, Ambipar USA entered into a purchase and sale agreement with the WOB Sellers and Seacor to acquire all of the issued and outstanding membership interests in Witt O’Brien’s, LLC for cash (the “WOB Acquisition”), which closed on October 24, 2022. Based in the United States and supporting clients in several countries across the world, Witt O’Brien’s provides crisis and emergency management services for both the public and private sectors that ensure the continuity, stability, and resilience of its clients’ mission-critical operations. After the consummation of the WOB Acquisition, Witt O’Brien’s, LLC became an indirect wholly owned subsidiary of Emergencia. For further information on the WOB Acquisition and the risks related thereto, see “Risk Factors — Risks relating to the WOB Acquisition” and “Business of Emergencia — The WOB Acquisition.”
New Loan Agreement with Itau BBA International PLC
In August 2022, in order to finance the WOB Acquisition, Ambipar USA, as borrower, and Emergencia, as guarantor, entered into a loan agreement with Itau BBA International PLC, as lender, pursuant to which Itau BBA International PLC granted a loan to Ambipar USA in the principal amount of $90.0 million, bearing interest of 6.36% p.a., to be paid in nine half-yearly installments from March 2023 to March 2027, with payment of principal due on September 13, 2027.
Ambipar Intercompany Loan Agreement
On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia of an aggregate amount of R$317,094,454.24. According to the Ambipar Intercompany Loan Agreement, Ambipar may elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement. See “Certain Emergencia Relationships and Related Party Transactions.”
Second Issuance of Debentures
On September 20, 2022, Emergencia issued R$250.0 million in principal amount of a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028 (the “Second Issuance of Debentures”), pursuant to the deed of debentures dated as of September 16, 2022, entered into by and among Emergencia, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários, as trustee, and Ambipar, as guarantor. The debentures issued under the Second Issuance of Debentures bear interest corresponding to 100% of the accumulated rate of interbank deposits in Brazil (“CDI”) plus 2.65% per year, and will be amortized in four annual and consecutive installments, with the first installment due on September 20, 2025.

Emergencia’s Preliminary Results for the Nine Months Ended September 30, 2022
Emergencia’s financial results for the nine months ended September 30, 2022 are not yet finalized. The following table reflects selected preliminary unaudited interim financial information relating to Emergencia for the periods indicated:
	For the nine months ended September 30,
	2022	2022	2021	Variation
	(Unaudited)
	(in US$ millions)(1)	(in R$ millions)%
Net revenue	194.7	1,052.6	567.5	85.5%
Cost of services rendered	(153.5)	(830.2)	(439.7)	88.8%
Gross profit	41.1	222.4	127.8	74.0%
Operating profit	37.8	204.2	120.8	69.0%
Net finance cost/revenue	(10.8)	(58.2)	2.2	(2,717.3)%
Income tax and social contribution	(5.0)	(27.0)	(32.6)	(17.3)%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.407 to US$1.00, the commercial selling rate for U.S. dollars as of September 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

Net revenue
Net revenue for the nine months ended September 30, 2022 amounted to R$1,052.6 million, compared to R$567.5 million in the nine months ended September 30, 2021, which represents an increase of R$485.1 million, or 85.5%.
The increase in net revenue was primarily due to increased operations in Emergencia’s North America and Brazil segments, which experienced the largest growths in the period, reaching net revenue of R$439.5 million and R$352.4 million in the nine months ended September 30, 2022, respectively, from R$191.2 million and R$181.8 million in the nine months ended September 30, 2021, respectively, as a result of a wider regional reach and, consequently, an increase in the overall number of subscription contracts and spot contracts. These increases were partially offset by a negative effect of 6.2 percentage points on Emergencia’s net revenue as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real.
Acquisitions that occurred during the nine months ended September 30, 2022 contributed R$223.6 million to the increase in net revenue in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. Excluding the effect of those acquisitions, Emergencia’s net revenue would have increased 46.1% or R$261.5 million in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, due to (1) an increase of R$138.9 million in net revenue in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, derived from the net revenue generated from the companies Emergencia acquired during 2021 and that were gradually and fully integrated into its ecosystem during the nine months ended September 30, 2022 and (2) an increase of R$122.6 million or 37.0% in net revenue in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, excluding all acquisitions made in the nine months ended September 30, 2022 and 2021, primarily due to an increase of cross-selling and growth in North America and Latin America in connection with an increase of the capacity of Emergencia’s service centers and operating capabilities.
Cost of services rendered
Cost of services rendered for the nine months ended September 30, 2022 amounted to R$830.2 million, compared to R$439.7 million for the nine months ended September 30, 2021, which represents an increase of R$390.5 million, or 88.8%. This increase was primarily due to the acquisitions we completed in the period and the increase in operations, consistent with the increase in net revenue described above. These increases were partially offset by a positive effect of 6.1 percentage points on Emergencia’s cost of services as a result of the depreciation of the U.S. dollar, Canadian dollar and British pound against the real.
Acquisitions that occurred during the nine months ended September 30, 2022 contributed R$132.0 million to the increase in cost of services rendered in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021. Excluding the effect of those acquisitions, Emergencia’s cost of services rendered would have increased by 58.5% or R$258.5 million in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, due to (1) an increase of R$181.0 million in cost of services rendered in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, derived from the growth of the operations of the companies Emergencia acquired in 2021 and integrated into its ecosystem during the nine months ended September 30, 2022; and (2) an increase of cost of services rendered of R$77.5 million or 25.6% in the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021, excluding all acquisitions made in the nine months ended September 30, 2022 and 2021, as a result of the organic growth of Emergencia’s operations in this period and inflationary costs pressure on Emergencia’s cost of services rendered.
Gross profit
Gross profit for the nine months ended September 30, 2022 amounted to R$222.4 million, compared to R$127.8 million in the same period ended September 30, 2021. Gross profit represented 21.1% and 22.5% of Emergencia’s net revenue, respectively, for the nine months ended September 30, 2022 and 2021. The decrease in gross profit margin was primarily due to the increase in cost of services rendered in the nine months ended September 30, 2022 as a percentage of net revenue, as a result of increased costs related to third-party providers and fuel caused by inflationary cost pressure, supply chain disruptions, and increases in oil prices in the period, which negatively impacted gross profit margin by 4.6 percentage points in the aggregate, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into Emergencia’s ecosystem, and (2) organic growth in markets which Emergencia had recently entered and had smaller operations. The increasing adoption of controls over Emergencia’s costs and expenditures following recent acquisitions helped to mitigate inflationary pressures, including by means of centralizing negotiations with suppliers at the corporate level and the renegotiation of pricing terms with suppliers, and we have been able to gradually increase prices as a way to pass on costs and improve gross profit margins. Supply chain disruptions have been mitigated through the earlier ordering of vehicles and equipment, and increasing the utilization of suppliers who have more favorable delivery terms. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.
Operating Profit
Operating profit for the nine months ended September 30, 2022 amounted to R$204.2 million, compared to R$120.8 million in the nine months ended September 30, 2021, which represented an increase of R$83.4 million, or 69.0%, due to the factors described above, as well as a decrease of six percentage points of selling and administrative expenses as a percentage of net revenues.
Net finance cost/revenue
Our net finance costs increased by R$60.5 million, to R$58.2 million for the nine months ended September 30, 2022 from a net finance income of R$2.2 million for the nine months ended September 30, 2021. Finance income decreased by R$3.7 million, or 36.6%, to R$6.4 million in the nine months ended September 30, 2022 from R$10.0 million in the nine months ended September 30, 2021, primarily due to a decrease in foreign-exchange rate income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest-earning bank deposits. Our finance costs increased by R$56.8 million, or 728.1%, to R$64.6 million in the nine months ended September 30, 2022 from R$7.8 million in the nine months ended September 30, 2021, primarily due to an increase of R$30.1 million and R$11.4 million in the nine months ended September 30, 2022 in debenture interest and interest on loans, respectively, primarily as a result of the First Issuance of Debentures, the Second Issuance of Debentures and the borrowing under the loan agreement with Itau BBA International PLC to finance the WOB Acquisition in 2022.
Income tax and social contribution
Income tax and social contribution expense for the nine months ended September 30, 2022 was R$27.0 million, compared R$32.6 million in the nine months ended September 30, 2021, which represents a decrease of R$5.6 million, or 17.3%. This decrease was primarily due to the decrease in the provision for deferred taxes.
Cautionary Statement Regarding Preliminary Results
Emergencia’s preliminary results for the nine months ended September 30, 2022 and 2021 provided herein are derived from segment data included in the unaudited financial statements of Ambipar and made public by Ambipar in Brazil in connection with its release of its results for the nine months ended September 30, 2022 and 2021. The preliminary results have not been prepared on a standalone basis and reviewed in accordance with applicable PCAOB standards. While the preliminary results have been prepared in good faith and based on information available at the time of preparation, no assurance can be made that actual results will not change as a result of Emergencia’s management’s review of results and other factors. The preliminary results presented above are subject to finalization and closing of Emergencia’s accounting books and records (which have yet to be performed) and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with IFRS. The preliminary results depend on several factors, including weaknesses in Emergencia’s internal controls and financial reporting process (as described under “Risk Factors”). Accordingly, you should not place undue reliance upon these preliminary results. While we do not expect that Emergencia’s preliminary results will differ materially from its actual results for the nine months ended September 30, 2022, we cannot assure you that Emergencia’s preliminary results for the nine months ended September 30, 2022 will be indicative of its financial results for future interim periods or for the full year ending December 31, 2022. As a result, the preliminary results cannot necessarily be considered predictive of actual operating results for the periods described above, and this information should not be relied on as such. You should read this information together with the sections of this proxy statement / prospectus entitled “Selected Historical Financial Data of Emergencia,” “Unaudited Pro Forma Condensed Combined Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia,” and Emergencia’s audited combined financial statements, unaudited interim condensed consolidated financial statements and unaudited pro forma condensed financial information and the historical audited financial statements of Witt O’Brien’s and the respective notes thereto included elsewhere in this proxy statement / prospectus.
The preliminary results presented above were prepared by and are the responsibility of Emergencia’s management. No independent registered public accounting firm or independent accountant has examined, reviewed or compiled any information with respect to the financial information contained in these preliminary results. Accordingly, no independent registered public accounting firm or independent accountant has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm or independent accountant assumes any responsibility for the preliminary results. The report of the independent registered public accounting firm included elsewhere in this proxy statement/prospectus relates to the historical financial information of Emergencia. Such report does not extend to the preliminary results and should not be read to do so.
By including in this proxy statement / prospectus a summary of certain preliminary results regarding Emergencia’s financial and operating results, neither we nor any of our respective advisors or other representatives has made or makes any representation to any person regarding Emergencia’s ultimate performance compared to the information contained in the preliminary results and actual results may materially differ from those described above and we do not undertake any obligation unless required by applicable law to update or otherwise revise the preliminary results set forth herein to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events or to reflect changes in general economic or industry conditions, even in the event that any or all of the underlying assumptions are shown to be in error.

The HPX Board’s Reasons for Approval of the Business Combination (Page 213)
The HPX Board, in evaluating the Business Combination, consulted with HPX’s management and legal and other advisors, in reaching its decision at its meeting on July 5, 2022 to approve and adopt the Business Combination Agreement and the Business Combination contemplated thereby. As described in “Summary of the Proxy Statement/Prospectus — Recent Developments,” Credit Suisse subsequently resigned and withdrew from its role as placement agent with respect to the Business Combination and shareholders should not place any reliance on the participation of Credit Suisse in the transactions contemplated by this proxy statement/prospectus. At this and at prior meetings, the HPX Board considered a variety of factors weighing positively and negatively with respect to the Business Combination. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the HPX Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The HPX Board viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of HPX’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Before reaching its decision, the HPX Board reviewed the results of due diligence conducted by HPX’s management, together with its advisors, which included, among other things:
•
extensive meetings with HPX’s management team, as well as with its legal and financial advisors, regarding Emergencia’s operations, business model, and projections;

•
review of various industry and financial data, including Emergencia’s existing business model, historical and projected financial information, and various valuation analyses;

•
research on the environmental, emergency response and industrial field service industries, including historical growth trends and market share information as well as end-market size and growth projections;

•
review of Emergencia’s commercial strategy;

•
analysis of Emergencia’s historical and projected financial information to understand and validate the key assumptions underpinning the financial projections prepared by Emergencia’s management;

•
review of Emergencia’s material contracts regarding financials, tax, legal, accounting, information technology, insurance, employment and intellectual property;

•
financial and valuation analysis of Emergencia and the Business Combination;

•
Emergencia’s combined financial statements prepared in accordance with IFRS that are included in this proxy statement/prospectus;

•
tax, legal and other diligence findings of external advisors; and

•
assessment of Emergencia’s public company readiness.

As described in the prospectus for its IPO, HPX identified general, non-exclusive criteria and guidelines that HPX believed would be important in analyzing prospective target businesses for a business combination. HPX indicated its intention to acquire a company that it believes possesses attractive long-term growth potential, was well-positioned within its industry and would benefit from the broad network and substantial strategic, financial, and operational experience of HPX’s leadership team, in addition to the following characteristics:
•
Solid competitive advantages.   Businesses that are leading players or have high-quality assets within the Brazilian economy;

•
Consistent track record.   Target businesses that are fundamentally sound with historically consistent operational performance and free cash flow generation but are underperforming their potential;

•
Upsize potential.   Businesses that exhibit unrecognized value or other characteristics that we believe have been misevaluated by the marketplace;

•
Attractive moment for further investment.   Companies that are at an inflection point, such as requiring additional capital or expertise, where we believe we can drive improved financial performance;

•
Multiple avenues for growth.   Target businesses that offer opportunities to enhance financial performance through organic initiatives and/or inorganic growth opportunities that we identify in our analysis and due diligence;

•
Compatibility with experienced management team.   Businesses that have the potential to further improve their performance from our founders’ knowledge of the target’s industry, proven operational strategies, and past experiences in profitably and scaling businesses;

•
Capacity for international expansion.   Targets that have an international expansion plan as part of their overall growth strategy and can leverage our management team’s operational experience in global markets; and

•
Attractive Valuation.   A strong return profile that offers an attractive potential return for our shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

Based on its due diligence of Emergencia and the industry in which it operates, including the financial and other information provided by Emergencia in the course of negotiations, the HPX Board believes that Emergencia meets the criteria and guidelines listed above. However, there is no assurance of this. See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination.”
In particular, the HPX Board considered the following positive factors, although not weighted or in any order of significance:
•
Strong presence in the Brazilian market.   The HPX Board observed that sources that include competitors and clients, contacted through a specialized background check and market research firm in the Brazilian market, indicate that Emergencia has a strong presence in terms of market share and services breadth in its original market of Brazil.

•
Successful track record in international expansion.   Emergencia already has established operations in Chile, Colombia, Peru, Uruguay, United States, Canada, and the United Kingdom. The HPX board believes there is still significant room for Emergencia to grow in these countries and that it has already taken the first steps in establishing a business presence in these countries.

•
Higher industry growth due to Environmental, Social and Governance (ESG) standards adherence.   The HPX Board noticed that increasing ESG awareness and compliance by corporations as well as more rigorous environmental regulations worldwide are favorable tailwinds that will accelerate Emergencia’s global industry growth.

•
Fragmented industry in the United States.   The HPX Board understands that the two leading players in the environmental, industrial and emergency response segment possess less than 5% of market share, which leaves substantial room for Emergencia to grow without the threat of a big and dominant competitor.

•
Opportunities for accretive tuck-in acquisitions.   The HPX Board believes that, based in part on the views of Emergencia’s management, there are abundant opportunities for Emergencia to grow through potential acquisitions of smaller businesses, many of which are family owned, are financially and operationally constrained due to their smaller size, and thus present potential to grow revenues by being part of a larger group and strong franchise such as Emergencia. Considering the shares subject to the Non-Redemption Agreements, the PIPE Financing and the Ambipar PIPE Financing, the HPX Board believes that Emergencia will emerge from the Business Combination with a comfortable balance sheet position to increase financial leverage for acquisitions. The HPX Board believes that, also based in part on the views of Emergencia’s management, Emergencia’s leading position in the highly fragmented environmental, emergency response and industrial field service industries in Brazil and other countries, combined with the liquidity and financial flexibility that will be provided by the minimum amount of cash expected to be available following by the Business Combination, will provide it with significant advantages as a potential acquirer of smaller businesses in Brazil and abroad and further believes that these acquisitions can be made on a basis that would be immediately accretive to Emergencia, even before giving effect to any synergies.
•
Size and service quality.   Emergencia has sufficient size and assets to supply corporations with high quality and quantity equipment, personnel and services. It has a number of credentials, such as ISO 9001, 14001, 45001 and 22320 certifications. Emergencia has held since 2019 the Nova Odessa (State of São Paulo, Brazil) training field, and has been selected by ENSCO Inc. to lead the emergency response and hazardous materials training of the Security and Emergency Emergencia Training Center (SERTC) in Pueblo, Colorado, United States, which validates the quality of its service.

•
Experienced controlling shareholder and management team and results-driven culture.   HPX’s management believes that Emergencia’s management team has extensive industry experience, and employs a highly disciplined approach to operations, with a focus on constant improvement, quality and safety of service.

•
Strong business fundamentals, underpinned by attractive key metrics.   Emergencia has presented strong and consistent EBITDA Margins and ROIC since 2020.

•
Opportunity for liability management and consequent reduction of the debt cost.   HPX’s management believes that Emergencia’s debt can be refinanced following the Business Combination, with attractive terms that are well tailored for Emergencia’s growth strategy in global markets and are more favorable relative to commercial credit facilities typically available to companies listed in OECD, including issuing lower interest bearing debt in currencies such as U.S. Dollar and Euro, countries perceived as lower risk by the credit markets as measured by credit default swaps.

•
Strong sponsorship and financial support.   Following the Closing, New PubCo is expected to have leading shareholders and a permanent capital and public platform suitable for its long-term success, which can reinforce its growth strategy on the long-term, providing stability to all stakeholders. Subject to the terms and conditions of the Subscription Agreements, approximately $111,500,000 of private capital has been committed by the PIPE Investors.

•
Commercial rationale.   The HPX Board noted that Emergencia has over 10,000 clients worldwide, including many first tier corporations, and judged that it possesses several compelling qualities that enable value creation, especially growing organically and inorganically in the North American market, and increasing its presence and operations in Latin America, Europe and Brazil.

•
Attractive valuation.   The HPX Board also considered Emergencia’s financial plan and outlook, as well as valuations and trading of publicly traded companies, valuations of precedent merger and acquisition targets in similar and adjacent sectors, and Emergencia’s implicit valuation in Ambipar’s stock price using a Sum of the Parts method. The HPX Board determined that if Emergencia is able to meet its financial projections, then HPX’s shareholders will have acquired their shares in New PubCo at an attractive valuation, which would compound for a long period of time and increase shareholder value.

•
Continued ownership of Ambipar.   The HPX Board considered that Ambipar would continue to be a controlling shareholder of New PubCo after Closing, with Ambipar entering into the Investor Rights Agreement, containing certain restrictions on the transfer of its New PubCo Class B Ordinary Shares following the Closing, which will carry voting rights in the form of 10 votes per share.

•
Other terms of the Business Combination Agreement.   The HPX Board reviewed the financial and other terms and conditions of the Business Combination Agreement, including with respect to the Business Combination, and determined that they were reasonable and were the product of arm’s-length negotiations among the parties.

•
Other alternatives.   Our board of directors’ belief that the Business Combination represents the best potential business combination for HPX resulting from the process utilized to evaluate and assess other potential acquisition targets, and our board of directors’ and management’s belief that such process had not presented a better alternative for a business combination.

In the course of its deliberations, the HPX Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the transaction, including, among others, the following:

•
Risks Relating to Emergencia’s Business and Industry.

•
the risk that Emergencia’s inorganic growth strategy may subject Emergencia to a variety of risks that could adversely affect its operations and revenues;

•
the risk that Emergencia may face successor liability for contingencies and damages arising from its acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement;

•
the risk that competition for acquisition targets and consolidation in its sector may limit Emergencia’s ability to grow through acquisitions;

•
the risk that Emergencia may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect its results of operations and financial condition;

•
the risk that the use of cash and significant indebtedness in connection with financing acquisitions could adversely impact Emergencia’s liquidity, limit its flexibility to respond to other business opportunities and increase its vulnerability to adverse economic and operating conditions;

•
risks associated with Emergencia’s inability to comply with certain financial and operating covenants in its Debentures, to manage its liquidity risks or to raise sufficient funds to implement its business plan, renew its existing lines of credit or access new financing facilities on attractive terms or at all;

•
the risk that Emergencia’s emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of these services may expose Emergencia to significant civil, labor, environmental and criminal liabilities and adversely affect its business, results of operations, financial condition and reputation;

•
risks associated with Emergencia’s failure to compete successfully;

•
risks associated with unfavorable conditions in Emergencia’s industry or in the global economy could limit Emergencia’s ability to grow its business and negatively affect its results of operations;

•
risk associated with macroeconomic uncertainty, including as it relates to COVID-19 and the 2022 presidential elections in Brazil, and the effects it could have on revenues;

•
the risk that the loss of members of its management may have a material adverse effect on Emergencia’s business, financial condition and results of operations;

•
the risk that, as a holding company Emergencia depends on the operational results of its subsidiaries.

•
Risks Relating to the Business Combination and HPX.

•
the risk if the conditions to the Business Combination Agreement are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not occur;

•
the risk that the Business Combination may be required to close if the requisite HPX shareholder approval is obtained, even if the HPX Board determines it is no longer in the best interest of the HPX shareholders;

•
the risk that, given that HPX may waive one or more of the conditions to the Business Combination, the exercise of discretion by HPX’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests HPX shareholders;

•
the risk that the Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination;

•
the risk that NYSE may not list New PubCo’s securities on its exchange and that, if they are listed, New PubCo may not be able to maintain the listing of its securities on NYSE following the Business Combination;

•
the risks to HPX shareholders related to becoming shareholders of New PubCo through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter;

•
the risk that in evaluating Emergencia for the Business Combination, the management of HPX is relying on the availability of all of the funds from the sale of the securities to the PIPE Investors and the Ambipar PIPE Financing in connection with the Business Combination and on the compliance by the Non-Redeeming Shareholders with the Non-Redemption Agreements. If the sale of some or all of the securities to PIPE Investors or the Ambipar PIPE Financing fails to close, or if the Non-Redeeming Shareholders redeem their securities, HPX may lack sufficient funds to consummate the Business Combination;

•
the significant fees and expenses associated with completing the Business Combination and related transactions and the substantial time and effort of management required to complete the Business Combination; and

•
the possibility of litigation challenging, delaying or preventing the completion of the Business Combination.

•
Risks Related to Limitations of Review.

•
the fact that HPX is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, there is no assurance from an independent source that the price HPX is paying for the Business Combination is fair to HPX and the HPX shareholders from a financial point of view.

•
The other risks described in the section entitled “Risk Factors.”

For more information about the HPX Board’s decision-making process concerning the Business Combination, please see the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination.”
Quorum and Vote Required for Shareholder Proposals (Page 190)
A quorum of HPX’s shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting of shareholders if a majority of the HPX Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting of shareholders is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Business Combination Proposal, the Governing Document Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Recommendation of the HPX Board (Page 261)
The HPX Board believes that the Business Combination Proposal and the other proposals be presented at the extraordinary general meeting of shareholders are in the best interests of HPX and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the First Plan of Merger Proposal, “FOR” the Second Plan of Merger Proposal, “FOR” the Change in Authorized Share Capital Proposal, “FOR” the Method to Appoint and Elect Directors Proposal, “FOR” the Other Changes to the Governing Documents Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.

The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and HPX shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the HPX Board in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.
Sources and Uses of Funds for the Business Combination
The following tables summarize the sources and uses for funding the Business Combination. Where actual amounts are not known or knowable, the figures below represent HPX’s good faith estimate of such amounts.
(in millions)
Sources(1)
Existing cash held in Trust Account(2)	$21.9
PIPE Financing and Ambipar PIPE Financing(3)	162.0
Equity Consideration to Ambipar(3)	345.4
Existing Sponsor Equity at Closing(4)	18.6
Total Sources	$547.9
Uses
Equity Consideration to Ambipar(3)	$345.4
Existing Sponsor Equity at Closing	18.6
Estimated Transaction Expenses(5)	18.0
Remaining Cash to Balance Sheet	165.9
Total Uses	$547.9

(1)
Totals might be affected by rounding.

(2)
Assuming that none of HPX’s outstanding public shares are redeemed in connection with the Business Combination (but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension).

(3)
16,200,000 New PubCo Ordinary Shares issued and sold to the PIPE Investors and Ambipar at an aggregate deemed value of $162,000,000.

(4)
Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. As such, as of the Closing Date, the XP Non-Redeeming Shareholder will not have received any additional securities pursuant to the terms of such agreement.

(5)
Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time.

Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions (Page 193)
	Minimum Redemptions(1)	Intermediate Redemptions(2)	Maximum Redemptions(3)
IPO underwriting fees(4)	$5,060,000	$5,060,000	$5,060,000
IPO proceeds net of redemptions(5)	$58,275,170	$13,882,720	$6,000,000
Underwriting fees as a % of IPO proceeds net of redemptions	8.7%	36.4%	84.3%

(1)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(4)
IPO underwriting fees consider $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon consummation of HPX’s IPO. Pursuant to the IPO Underwriting Agreement, upon the consummation of the Business Combination, Credit Suisse was entitled to $8,855,000 of deferred underwriting commission. However, Credit Suisse has agreed to waive its rights to the deferred underwriting commission in the aggregate amount of $8,855,000 in connection with its decision not to provide further services as a placement agent, or in any other capacity in connection with closing of the Business Combination, such that we now do not expect to pay to Credit Suisse any deferred underwriting fees in connection with the closing of our initial business combination. We expect to pay fees in connection with the closing of our initial business combination to BofA Securities and EarlyBird in the aggregate amount of $10.0 million, which fees are not considered in this table as BofA Securities and EarlyBird were not underwriters in HPX’s IPO. For more information, see “Summary of the Proxy Statement/Prospectus — Recent Developments —  Resignation of Credit Suisse.” See also “Business of HPX — HPX History” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus” for additional information.

(5)
IPO proceeds net of redemptions reflect the deduction of $5,060,000 in underwriting fees paid by HPX upon consummation of HPX’s IPO. This table does not consider $10.0 million in aggregate fees payable to BofA Securities and EarlyBird in connection with the Business Combination, as BofA Securities and EarlyBird were not underwriters in HPX’s IPO.
Risk Factors (Page 105)
Emergencia’s business and an investment in New PubCo Ordinary Shares are subject to numerous risks and uncertainties. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the financial statements and annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include:
•
Emergencia’s inorganic growth strategy, including through international expansion, subject it to a variety of risks that could adversely affect its operations and revenues.

•
Emergencia may face successor liability for contingencies and damages arising from its acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.

•
Competition in the acquisition targets and consolidation in Emergencia’s sector may limit its ability to grow through acquisitions.

•
Emergencia’s growth depends largely on its ability to successfully execute its M&A strategy. Emergencia may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect its results of operations and financial condition.

•
The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact Emergencia’s liquidity, limit its flexibility to respond to other business opportunities and increase its vulnerability to adverse economic and operating conditions.

•
Emergencia may be unable to comply with the financial and operating covenants set forth in the deed governing its Debentures.

•
Emergencia’s difficulties in managing its liquidity risk may adversely affect its financial and operating performance and limit its growth.

•
Emergencia may not be able to raise sufficient funds to implement its business plan, renew its existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on Emergencia.

•
Emergencia’s emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of its services may expose it to significant civil, labor, environmental and criminal liabilities and adversely affect its business, results of operations, financial condition and reputation.

•
In preparing its combined financial statements, Emergencia has identified material weaknesses in its internal control over financial reporting and, if Emergencia fails to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, Emergencia may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud.

•
Emergencia’s market is highly competitive. Failure to compete successfully could have a material adverse effect on its business, financial condition and results of operations.

•
Unfavorable conditions in Emergencia’s industry or the global economy could limit its ability to grow its business and negatively affect its results of operations.

•
The loss of members of Emergencia’s management may have a material adverse effect on its business, financial condition and results of operations.

•
Emergencia may not be able to manage its growth effectively, which could have a material adverse effect on its business, results of operations, financial condition and reputation.

•
Failures in Emergencia’s risk management, compliance and internal control systems, policies and procedures may adversely affect its business, financial condition and reputation.

•
Emergencia is a holding company and depend on the operational results of its subsidiaries.

•
Emergencia’s inability to maintain long-term business relationships with its customers at the same or higher volumes or prices and/or to renegotiate such relationships on other favorable terms could negatively affect its ability to grow and adversely affect its competitiveness and its results of operations.

•
Emergencia’s international presence subjects it to a variety of risks arising from doing business internationally.

•
Emergencia may be unable to successfully integrate Witt O’Brien’s’ operations or to fully realize targeted synergies, revenues and other expected benefits of the WOB Acquisition.

•
The WOB Acquisition may expose Emergencia to liabilities and contingencies, including as a result of the Deepwater Horizon/BP Macondo Incident, which became potential liabilities for Emergencia as a result of the completion of the WOB Acquisition.

•
Emergencia may incur additional costs in relation to Witt O’Brien’s internal controls and information systems.

•
Witt O’Brien’s relies on several customers and marketing agreements for a significant share of its revenues, the loss of any of which could adversely affect its businesses and operating results.

SELECTED HISTORICAL FINANCIAL DATA OF EMERGENCIA
The following tables present Emergencia’s selected financial and other data as of and for the six months ended June 30, 2022 and 2021, and as of and for the years ended December 31, 2021 and 2020. The selected financial information related to Emergencia’s statement of income, financial position and cash flows presented in the tables below has been derived from Emergencia’s historical unaudited interim condensed consolidated financial statements as of June 30, 2022 and for each of the six months ended June 30, 2022 and 2021 and related notes thereto included elsewhere in this proxy statement/prospectus, and from Emergencia’s audited historical combined financial statements as of December 31, 2021, December 31, 2020 and January 1, 2020 and for each of the two years in the period ended December 31, 2021 and related notes thereto included elsewhere in this proxy statement/prospectus. Emergencia has applied IFRS for the first time for the year December 31, 2021 with a transition date of January 1, 2020. The transition to IFRS is more fully described in Note 3 to Emergencia’s audited combined financial statements, which are included elsewhere in the proxy statement/prospectus.
You should read the selected financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia” and Emergencia’s combined financial statements and related notes thereto included elsewhere in this proxy statement/prospectus.
Emergencia’s historical results are not necessarily indicative of the results to be expected for any other period in the future.
Emergencia’s financial information has been prepared in accordance with IFRS.
Statement of Income Data
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Audited Combined)
	(in US$ millions)(1)	(in R$ millions)		(in US$ millions)(1)	(in R$ millions)
Net revenue	125.0	654.5	334.6	157.0	822.2	364.3
Cost of services rendered	(99.3)	(520.0)	(251.1)	(118.1)	(618.7)	(256.1)
Gross profit	25.7	134.5	83.5	38.9	203.5	108.1
Operating expenses
Selling, general and administrative expenses	(2.7)	(14.0)	(13.9)	(5.1)	(26.8)	(19.0)
Other income, net expenses	1.0	5.1	(0.1)	0.3	1.4	0.7
Operating profit	24.0	125.6	69.5	34.0	178.0	89.9
Net finance cost/revenue	(4.5)	(23.3)	5.9	(0.4)	(2.0)	(7.1)
Profit before tax	19.5	102.3	75.4	33.6	176.0	82.8
Income tax and social contribution	(3.8)	(19.9)	(22.8)	(7.2)	(37.9)	(16.7)
Profit for the period	15.7	82.4	52.6	26.4	138.1	66.0

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

Statement of Financial Position Data
	As of June 30,		As of December 31,
	2022	2022	2021	2020
	(Unaudited Consolidated)		(Audited Combined)
	(in US$ millions)(1)	(in R$ millions)	(in R$ millions)
ASSETS
Current assets
Cash and cash equivalents	30.0	157.2	118.9	61.7
Trade and other receivables	62.2	326.1	234.3	113.3
Current tax assets	1.3	6.7	4.9	2.3
Other tax assets	2.2	11.7	13.3	8.5
Prepaid expenses	3.4	18.1	1.5	0.5
Advances to suppliers	5.1	26.6	47.3	18.0
Inventories	2.6	13.4	8.8	5.2
Other accounts equivalents	4.9	25.5	24.4	24.1
Total current assets	111.7	585.3	453.4	233.8
Non-current assets
Related party loans	7.8	41.0	34.7	28.3
Deferred taxes	1.2	6.3	9.0	5.8
Judicial deposits	0.0	0.1	0.1	0.4
Other accounts receivables	4.1	21.5	6.8	5.1
Property, plant and equipment	80.5	421.5	331.6	102.8
Goodwill	137.5	720.3	584.9	221.5
Intangible assets	1.9	9.9	10.5	3.1
Total non-current assets	233.0	1,220.7	977.7	367.0
Total assets	344.8	1,806.1	1,431.1	600.7
LIABILITIES
Current liabilities
Loans and financing	7.3	38.5	60.8	15.2
Debentures	2.6	13.4	—	—
Trade and other payables	9.9	51.7	39.6	20.2
Labor obligations	6.1	32.2	21.5	14.4
Dividend payable	6.0	31.5	31.5	—
Current income tax and social contribution payable	1.4	7.4	6.9	1.6
Other tax payable	4.3	22.3	17.7	11.4
Obligations from acquisition of investment	24.7	129.5	128.1	28.2
Lease liabilities	2.1	11.2	9.6	3.1
Other bills to pay	6.8	35.8	30.5	8.8
Total current liabilities	71.3	373.4	346.1	102.9
Non-current liabilities
Loans and financing	25.0	131.0	94.5	58.5
Debentures	63.0	330.2	—	—
Other tax expenses	1.5	7.6	4.1	—

	As of June 30,		As of December 31,
	2022	2022	2021	2020
	(Unaudited Consolidated)		(Audited Combined)
	(in US$ millions)(1)	(in R$ millions)	(in R$ millions)
Related party loans	69.7	365.1	482.2	54.2
Deferred income tax and social contribution	6.8	35.8	33.4	12.9
Obligations from acquisition of investment	25.7	134.5	101.3	29.3
Provision for contingencies	0.0	0.1	0.2	0.5
Lease liabilities	4.2	22.1	22.0	5.8
Other bills to pay	3.7	19.2	9.3	9.4
Total non-current liabilities	199.6	1,045.6	747.0	170.6
Total liabilities	270.9	1,419.0	1,093.2	273.5
SHAREHOLDERS’ EQUITY
Capital	50.0	261.9	261.9	36.9
Advance for future capital increase	—	—	—	176.0
Profit reserves	34.3	179.7	176.1	76.4
Capital transactions	(19.5)	(102.0)	(116.5)	(3.5)
Equity valuation adjustment	0.2	1.0	1.0	1.0
Accumulated translation adjustment	(13.7)	(72.0)	3.4	16.8
Retained earnings	15.0	78.3	—	—
Equity attributable to owners of the group	66.2	346.9	326.0	303.7
Non-controlling interest	7.7	40.2	11.9	23.5
Total equity	73.9	387.0	337.9	327.2
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	344.8	1,806.1	1,431.1	600.7

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

Statements of Cash Flow Data
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Audited Combined)
	(in US$ millions)(1)	(in R$ millions)		(in US$ millions)(1)	(in R$ millions)
Net cash generated from operating activities	16.8	87.8	31.0	12.3	64.3	32.5
Net cash used in investment activities	(49.5)	(259.2)	(256.6)	(85.6)	(448.4)	(117.7)
Net cash generated from financing activities	37.2	195.1	217.6	82.7	433.2	108.9

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
Unaudited Non-GAAP Financial Measures
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)		(in US$ millions, except %)(1)	(in R$ millions, except %)
EBITDA(2)	32.0	167.9	93.2	45.5	238.2	112.4
EBITDA Margin(3)	25.6%	25.6%	27.9%	29.0%	29.0%	30.9%
ROIC(4)	16.0%	16.0%	N/A(5)	28.7%	28.7%	36.2%
Free Cash Flow(6)	9.9	51.7	0.4	(4.0)	(20.8)	28.0
Cash Conversion Rate(7)	30.8%	30.8%	0.4%	(8.7)%	(8.7)%	24.9%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

(2)
Emergencia calculates EBITDA as profit (loss) for the period plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant period. Emergencia’s calculation of EBITDA may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “— Reconciliation of Non-GAAP Financial Measures.”

(3)
Emergencia calculates EBITDA Margin as EBITDA for the relevant period divided by net revenue for the relevant period. Emergencia’s calculation of EBITDA Margin may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “— Reconciliation of Non-GAAP Financial Measures.”

(4)
Emergencia calculates ROIC as net operating profit after tax for the relevant period divided by invested capital. Emergencia defines net operating profit after tax as operating profit for the relevant period minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant period multiplied by Emergencia’s effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. Emergencia defines invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non-current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and Emergencia’s computation of ROIC may not be comparable to other similarly titled measures of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “— Reconciliation of Non-GAAP Financial Measures.”

(5)
The calculation of ROIC includes certain line items derived from the statement of financial position as of the applicable dates. Considering that Emergencia is not presenting statement of financial position data as of June 30, 2021 herein and in the financial statements included elsewhere in this proxy statement/prospectus, the calculation of ROIC for such date has not been made available.
(6)
Emergencia calculates Free Cash Flow as EBITDA for the relevant period minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Emergencia’s calculation of Free Cash Flow may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information see “Important Information about GAAP and Non-GAAP Financial Measures” and “— Reconciliation of Non-GAAP Financial Measures.”

(7)
Emergencia calculates Cash Conversion Rate as Free Cash Flow for the relevant period divided by EBITDA for the relevant period. Emergencia’s calculation of Cash Conversion Rate may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information see “Important Information about GAAP and Non-GAAP Financial Measures” and “— Reconciliation of Non-GAAP Financial Measures.”

Reconciliation of Non-GAAP Financial Measures
The following table below sets forth a reconciliation of Emergencia’s profit for the period to EBITDA and EBITDA Margin for each of the periods indicated:
	As of and for the six months ended June 30,			As of and for the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)		(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the period	15.7	82.4	52.6	26.4	138.1	66.0
(+) Income tax and social contribution	3.8	19.9	22.8	7.2	37.9	16.7
(+) Net finance cost/revenue	4.4	23.3	(5.9)	0.4	2.0	7.1
(+) Depreciation and amortization expenses	8.1	42.3	23.7	11.5	60.2	22.5
EBITDA (a)	32.0	167.9	93.2	45.5	238.2	112.4
Net revenue (b)	125.0	654.5	334.6	157.0	822.2	364.3
EBITDA Margin (a)/(b)	25.6%	25.6%	27.9%	29.0%	29.0%	30.9%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

The following table below sets forth a reconciliation of Emergencia’s profit for the period to Free Cash Flow and Cash Conversion Rate for each of the periods indicated:

	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)		(in US$ millions, except %)(1)	(in R$ millions, except %)
Profit for the period	15.7	82.4	52.6	26.4	138.1	66.0
(+) Income tax and social contribution	3.8	19.9	22.8	7.2	37.9	16.7
(+) Net finance cost/revenue	4.4	23.3	(5.9)	0.4	2.0	7.1
(+) Depreciation and amortization expenses	8.1	42.3	23.7	11.5	60.2	22.5
EBITDA (b)	32.0	167.9	93.2	45.5	238.2	112.4
(-) Change in working capital(2)	7.2	37.5	49.3	25.8	135.2	62.4
(-) Acquisition of property, plant and equipment and intangible assets	15.0	78.7	43.5	23.6	123.8	22.0
Free Cash Flow (a)	9.9	51.7	0.4	(4.0)	(20.8)	28.0
Cash Conversion Rate (a)/(b)	30.8%	30.8%	0.4%	(8.7)%	(8.7)%	24.9%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

(2)
Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow.

The following table below sets forth a reconciliation of Emergencia’s operating profit for the period to ROIC for each of the periods indicated:
	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2022	2022	2021	2021	2020
	(Unaudited Consolidated)		(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)	(in US$ millions, except %)(1)	(in R$ millions, except %)
Operating profit	24.0	125.6	34.0	178.0	90.0
Income tax adjustment(2)	(4.7)	(24.5)	(7.3)	(38.3)	(18.2)
Net operating profit after tax (a)	19.3	101.1	26.7	139.7	71.7
Total shareholders’ equity	73.9	387.0	64.5	337.9	327.2
(-) Goodwill	137.5	720.3	111.7	584.9	221.5
(-) Intangibles assets	1.9	9.9	2.0	10.5	3.1
(+) Loans and financing (current and non-current)	32.3	169.5	29.6	155.3	73.7
(+) Debentures	65.6	343.6	—	—	—
(+) Related party loans liabilities (non-current)	69.7	365.1	92.1	482.2	54.2
(+) Obligations from acquisition of investment (current and non-current)	50.4	264.0	43.8	229.4	57.4
(+) Dividend payable	6.0	31.5	6.0	31.5	—

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2022	2022	2021	2021	2020
	(Unaudited Consolidated)		(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)	(in US$ millions, except %)(1)	(in R$ millions, except %)
(-) Cash and cash equivalents	30.0	157.2	22.7	118.9	61.8
(-) Related party loans assets (current and non-current)	7.8	41.0	6.6	34.7	28.3
Invested capital (b)	120.7	632.3	93.0	487.2	197.8
ROIC (a)/(b)	16.0%	16.0%	28.7%	28.7%	36.2%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”

(2)
Income tax adjustment is defined as operating profit for the relevant period multiplied by Emergencia’s effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax.

SELECTED HISTORICAL FINANCIAL DATA OF HPX
The following table sets forth selected historical financial information derived from HPX’s unaudited condensed financial statements as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021, and from HPX’s audited financial statements as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from March 20, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus. You should read the following selected financial information in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HPX” and HPX’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.
The HPX financial statements have been prepared in accordance with U.S. GAAP and pursuant to the accounting and disclosure rules and regulations of the SEC.
As of September 30, 2022, HPX had neither engaged in any operations nor generated any revenues. All activity for the period from inception through September 30, 2022 related to organizational activities, execution of the IPO, identifying a target for a business combination and activities pursuant to the Business Combination Agreement. HPX does not expect to generate any operating revenues until after the completion of a business combination, at the earliest.
Statement of Income Data:
	For the Period from March 20, 2020 (inception) through December 31, 2020	For the Year Ended December 31, 2021	For the nine- month period ended September 30, 2021	For the nine- month period ended September 30, 2022
Operating and formation costs	$314,723	$1,163,690	$720,129	$5,327,876
Loss from operations	(314,723)	(1,163,690)	(720,129)	(5,327,876)
Other income (expense):
Change in fair value of warrant liabilities	(7,884,000)	10,533,024	8,278,200	5,826,276
Change in fair value of PIPE derivative liability	—	—	—	89,022
Transaction costs allocable to warrants	(497,297)	—	—	—
Interest income from operating bank account	71	89	72	—
Interest income on cash and marketable securities held in Trust Account	12,211	25,305	18,927	694,351
Other income	—	—	—	296,643
Total other income (expense), net	(8,369,015)	10,558,418	8,297,199	6,906,292
Net income (loss)	$(8,683,738)	$9,394,728	$7,577,070	$1,578,416
Basic and diluted weighted average shares outstanding, Class A ordinary shares	14,507,692	25,300,000	25,300,000	19,736,433
Basic and diluted net income (loss) per ordinary share, Class A ordinary shares	$(0.43)	$0.30	$0.24	$0.06
Basic and diluted weighted average shares outstanding, Class B ordinary shares	5,634,703	6,305,055	6,305,055	6,305,000
Basic and diluted net income (loss) per share, Class B ordinary shares	$(0.43)	$0.30	$0.24	$0.06

Balance Sheet Data:
	December 31, 2020	December 31, 2021	September 30, 2022
ASSETS
Current assets
Cash	$1,132,050	$549,792	$218,475
Prepaid expenses	259,147	99,402	140,767
Total current assets	1,391,197	649,194	359,242
Cash held in Trust Account	—	—	58,650,422
Marketable securities held in Trust Account	253,012,211	253,037,516	—
Total assets	$254,403,408	$253,686,710	$59,009,664
	December 31, 2020	December 31, 2021	September 30, 2022
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$134,297	$555,895	$588,986
Accrued offering costs	159,880	159,880	159,880
Promissory note – related party	—	—	700,000
Total current liabilities	294,177	715,775	1,448,866
Deferred legal fees	—	—	4,304,833
Warrant liability	21,089,700	10,556,676	4,730,400
PIPE derivative liability	—	—	3,109,245
Deferred underwriting fee payable	8,855,000	8,855,000	—
Total liabilities	30,238,877	20,127,451	13,593,344
Commitments and contingencies
Class A ordinary shares subject to possible redemption; 5,827,517 at redemption value as of September 30, 2022 and 25,300,000 shares at redemption value as of December 31, 2021 and December 31, 2020	253,012,211	253,037,516	58,650,422
Shareholders’ deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 5,827,517 shares subject to possible redemption as of September 30, 2022 and 25,300,000 shares subject to possible redemption as of December 31, 2021 and December 31, 2020)	—	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,305,000 issued and outstanding as of September 30, 2022 and December 31, 2021 and 6,325,000 issued and outstanding as of December 31, 2020	633	631	631
Additional paid-in capital	—	—	5,009,691
Accumulated deficit	(28,848,313)	(19,478,888)	(18,244,424)
Total shareholders’ deficit	(28,847,680)	(19,478,257)	(13,234,102)
Total liabilities and shareholders’ deficit	$254,403,408	$253,686,710	$59,009,664

UNAUDITED HISTORICAL COMPARATIVE AND PRO FORMA COMBINED PER SHARE DATA OF HPX AND EMERGENCIA
Comparative Per Share Data of HPX
The following table sets forth the closing market prices per share of the HPX Units, HPX Class A Ordinary Shares and HPX Public Warrants as reported by the New York Stock Exchange on July 5, 2022, the last trading day before the Business Combination was publicly announced, and the closing market prices per share of the HPX Units, HPX Class A Ordinary Shares and HPX Public Warrants as reported by NYSE American on December 13, 2022, the last practicable trading day before the date of this proxy statement/prospectus.
Trading Date	HPX Units (HPX.U)	HPX Class A Ordinary Shares (HPX)	HPX Public Warrants (HPX.WS)
July 5, 2022	$10.00	$9.98	$0.0705
December 13, 2022	$10.00	$9.86	$0.3549
The market prices of the HPX Securities could change significantly. Because the consideration payable in the Business Combination pursuant to the Business Combination Agreement will not be adjusted for changes in the market prices of the HPX Securities, the value of the consideration may vary significantly from the value implied by the market prices of the HPX Securities on the date of the Business Combination Agreement, the date of this proxy statement/prospectus, and the date on which HPX shareholders vote on the approval of the Business Combination. HPX shareholders are urged to obtain current market quotations for the HPX Securities before making their decision with respect to the approval of the Business Combination.
Comparative Per Share Data of Emergencia
Historical market price information regarding Emergencia is not provided because there is no public market for Emergencia’s ordinary shares.
Comparative Historical and Pro Forma Combined Per Share Data
The following table sets forth summary historical comparative share information for HPX, Emergencia and Witt O’Brien’s and unaudited pro forma condensed combined per share information after giving effect to the Business Combination and the WOB Acquisition, assuming two redemption scenarios as follows:
•
Minimum redemptions:   this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that no other HPX shareholders exercise their rights to redeem any of their HPX Class A Ordinary Shares in connection with the Business Combination for a pro rata portion of the funds in the Trust Account. Thus, this scenario assumes that the approximately $21.6 million (R$112.9 million) held in the Trust Account in the Pro Forma Statement of Financial Position as of June 30, 2022, after the redemptions in connection with the Initial Extension and the Second Extension, were available for the Business Combination at Closing; and

•
Maximum redemptions considering the Non-Redemption Agreements:   this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares (being our estimate of the maximum number of HPX Class A Ordinary Shares that could be redeemed considering that 600,000 HPX Class A Ordinary Shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement) are redeemed in connection with the Business Combination for their pro rata share of the funds in the Trust Account. For more information about the Cygnus Option, see

“Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$880.0 million) would be available, in satisfaction of the Minimum Available Cash Condition.
In accordance with IFRS, the pro forma book value information reflects the Business Combination as if it had occurred on June 30, 2022. The weighted-average shares outstanding and net income (loss) per share information for the six months ended June 30, 2022 and the year ended December 31, 2021 reflect the Business Combination as if it had occurred on January 1, 2021.
This information is only a summary and should be read in conjunction with the historical financial statements of HPX, Emergencia and Witt O’Brien’s and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of HPX, Emergencia and Witt O’Brien’s is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined profit (loss) per share information below does not purport to represent the profit (loss) per share which would have occurred had the companies been combined during the period presented, nor the profit (loss) per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of the Emergencia’s shares and HPX’s shares in Brazilian reais would have been had the companies been combined during the periods presented.
As of and for the year ended December 31, 2021	Emergencia (Historical)		HPX (Historical)		Witt O’Brien’s (Historical)(2)	Pro Forma Combined Assuming Minimum Redemptions		Pro Forma Combined Assuming Maximum Redemptions (ex. Non- Redemption Agreements)
Book value per share – basic and diluted(1)	R$	6.95	R$	(3.44)	—	R$	23.94	R$	19.34
Weighted average shares outstanding – basic and diluted		48,615,599		31,605,055	—		56,745,534		55,168,990
Profit (loss) per share – basic and diluted	R$	2.84	R$	1.62	—	R$	1.04	R$	1.07

(1)
Book value per share equals total equity divided by total weighted shares outstanding.

(2)
Witt O’Brien’s is a privately owned limited liability company. As a result, book value per share, weighted average shares outstanding and profit (loss) per share information are not applicable to Witt O’Brien’s.

As of and for the six months ended June 30, 2022	Emergencia (Historical)		HPX (Historical)		Witt O’Brien’s (Historical)(2)	Pro Forma Combined Assuming Minimum Redemptions		Pro Forma Combined Assuming Maximum Redemptions (ex. Non- Redemption Agreements)
Book value per share – basic and diluted(1)	R$	1.48	R$	(2.36)	—	R$	20.62	R$	19.72
Weighted average shares outstanding – basic and diluted		261,920,439		31,605,000	—		56,745,534		55,168,990
Profit (loss) per share – basic and diluted	R$	0.31	R$	0.91	—	R$	(1.13)	R$	(1.16)

(1)
Book value per share equals total equity divided by total weighted average shares outstanding.

(2)
Witt O’Brien’s is a privately owned limited liability company. As a result, book value per share, weighted average shares outstanding and profit (loss) per share information are not applicable to Witt O’Brien’s.

RISK FACTORS
Investing in New PubCo Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this proxy statement/prospectus, including the sections titled “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia” and our combined financial statements and accompanying notes, before making a decision on how to vote on the proposals presented in this proxy statement/prospectus. If any of the risks actually occur, our business, financial condition, results of operations, and prospects could be adversely affected. In that event, the trading price of New PubCo’s securities could decline, and you could lose part or all of your investment. Risks relating to the business of New PubCo will be disclosed in future documents filed or furnished by it and/or HPX with the SEC, including the documents filed or furnished in connection with the proposed transactions between Emergencia and HPX. The risks presented in such filings will be consistent with those that would be required for a public company in their SEC filings, including with respect to the business and securities of New PubCo and HPX and the proposed transactions between Emergencia and HPX, and may differ significantly from, and be more extensive than, those presented below.
The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, or which are not identified because they are generally common to businesses, may also become important factors that adversely affect our business. If any of these risks actually occurs, alone or in combination with other events or circumstances, our business, financial condition, results of operations, future prospects and reputation, as well as our ability to realize the anticipated benefits of the proposed transactions between Emergencia and HPX, could be materially and adversely affected.
Unless the context otherwise requires, all references in this subsection to “Emergencia,” “we,” “us” or “our” refer to the business of Emergencia and its subsidiaries prior to the consummation of the Business Combination, which will be the business of New PubCo and its subsidiaries following the consummation of the Business Combination. Therefore, such references to “we,” “us” or “our” refer to the business of New PubCo and its subsidiaries when describing events or circumstances that will or could occur following the Business Combination.
Risks Relating to Emergencia’s Business and Industry
Our inorganic growth strategy, including through international expansion, subjects us to a variety of risks that could adversely affect our operations and revenues.
As part of our strategy to expand our operations in Brazil, North America and other jurisdictions, we acquire and invest in businesses that are complementary to ours, including through strategic mergers and acquisitions or investments. In 2020, we acquired the U.S. companies Allied International Emergency, LLC, One Stop Environmental LLC, Intracoastal Environmental LLC and Custom Environmental Services, Inc. In 2021, we acquired Orion Environmental Services Ltd., in Canada, Enviroclear Site Services Limited, in the United Kingdom, Controlpar Participações S.A., in Brazil, and Lehane Environmental and Industrial Services Limited, in Ireland, among other acquisitions. In 2022, we acquired First Response Inc., Graham Utility Hydrovac Services and Ridgeline Canada Inc., in Canada; Dracares Apoio Marítimo e Portuário Ltda., Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. and CTA Serviços em Meio Ambiente Ltda., in Brazil; and Witt O’Brien’s in the United States, among other acquisitions.
The successful execution of mergers and acquisitions is a critical element of our global expansion strategy. We may incur significant transaction costs for the acquisition or incorporation of companies or assets and, even so, we may not be able to complete such transactions or, if we manage to complete them, they may not generate the expected benefits. In addition, we may be unable to identify suitable acquisition or strategic investment opportunities or may be unable to obtain any required financing or governmental licenses, findings of suitability, registrations, permits and approvals, and therefore may be unable to complete such acquisitions or strategic investments on favorable terms, if at all, and in accordance with regulatory requirements. We may decide to pursue acquisitions with which our investors may not agree and we cannot assure investors that any acquisition or investment will be successful or otherwise provide a favorable return on investment. We also cannot guarantee that we will be able to identify successful acquisition candidates or that we will be successful in consummating of any acquisitions. See “— Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.”
Any acquisition or investment involves a series of risks and challenges that could adversely affect our business, including due to the failure of such acquisition to contribute to our business strategy or improve our image. As a result, we may not be able to generate the expected returns and synergies from our investments. In addition, the amortization of acquired intangible assets may decrease our net income and the distribution of dividends to our shareholders.
We may also face challenges in integrating acquired companies, which could result in the diversion of our capital and our management’s attention to other business problems and opportunities. In this regard, we may not be able to create and implement uniform and effective controls, procedures and policies, and we may incur in additional costs for the integration of systems, people, distribution methods or operating procedures. In addition, we may not be able to integrate technologies from acquired businesses or retain customers, executives and key employees of the acquired businesses.
We may acquire the control of companies that have significant minority investors, or become minority investors in certain transactions. In such cases, our ability to effectively control and manage the business may be limited.
We may face successor liability for contingencies and damages arising from our acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement.
Our strategy of growing through acquisitions subjects us to potential successor liability risk with respect to legal claims incurred by target companies prior to our acquisition of their businesses. We may face liabilities for contingencies and the obligation to indemnify relating to, among other matters, (1) legal and/or administrative proceedings of the acquired company, including civil, regulatory, labor, tax, social security, environmental and intellectual property proceedings and (2) financial, reputational and technical issues, including those related to accounting practices, financial statement disclosures and internal controls, as well as other regulatory matters. These contingencies may not have been identified prior to the acquisition and may not be sufficiently indemnified under the terms of the acquisition agreement, which could have an adverse effect on our business and financial condition. Generally, in connection with acquisitions we often only conduct a limited due diligence prior to the closing of the acquisition. This practice increases the risk that after closing of the respective transaction certain risks or contingencies materialize that were not previously identified and which may adversely affect the acquired entity, the integration of the asset and us. Furthermore, although we endeavor to accurately estimate and limit environmental liabilities presented by the businesses or facilities to be acquired, some liabilities, including ones that may exist only because of the past operations of an acquired business or facility, may prove to be more difficult or costly to address than we then estimate. It is also possible that government officials responsible for enforcing environmental laws may believe that an environmental liability is more significant than we then estimate, or that we will fail to identify or fully appreciate an existing liability before we become legally responsible to address it. See “— Failure to comply with socio-environmental laws and regulations, including with respect to the handling of hazardous waste, may adversely affect our business.”
Some purchase and sale agreements provide for caps and other restrictions on the liability of sellers for any contingencies and liabilities arising from the sale, which may, for example, be limited to representations and warranties made by the seller in the purchase and sale agreement, among others. Any indemnities that we receive or may receive from sellers of acquired companies may not be sufficient to protect or offset legal claims and liabilities or may not be fulfilled.
Unidentified pre-closing contingencies may lead us to negotiate a security package that does not cover the entire risk exposure of the business. In addition, we cannot ensure that any negotiated guarantees will be sufficient to cover future materialized contingencies, as these guarantees may have been used to pay other contingencies. Any collateral granted in our favor in the context of business acquisition may perish, depreciate or be affected in the event of insolvency or the existence of creditors who have preference over our right to indemnity and there may be no obligations of reinforcement or replacement of such guarantees.

We may be involved in legal disputes against the sellers regarding the risk allocation for these contingencies, which could increase our costs and turn into losses if we are not successful. We are also subject to tax authorities questioning corporate reorganizations. The tax authorities have already questioned and may question in the future tax benefits achieved as a result of corporate reorganizations and may disallow the tax benefits we claimed in a given year, charging the total amount due plus late payment interest and fines according to applicable legislation.
Some companies we acquire may not deliver the expected result according to our financial and business expectations and, as a result, we may decide to dispose of some of our assets. However, we cannot guarantee that, in the event of disposals of assets, they will be adequately priced by the market and potential buyer, which could lead to accounting and financial losses on the sale. We may also be subject to having to respond for contingencies due to the divested asset, negatively affecting our provisions, results, cash and reputation.
Any of the above factors could adversely affect us, including our reputation, which would reduce acquisition-related benefits and cause material harm to our financial condition and future business.
Competition in the acquisition targets and consolidation in our sector may limit our ability to grow through acquisitions.
Competition for targets and consolidation in the emergency response services sector may lead to a reduction in the number of strategic companies available for acquisition and reduce the likelihood of our success in implementing our M&A strategy. Other companies have adopted or may adopt a similar strategy for the acquisition and consolidation of regional and local businesses, and may accept terms and conditions or assessments that we consider inappropriate. As competition increases, it may become impracticable to make new acquisitions or we may not be able to locate or acquire companies at suitable price levels or on other terms and conditions that we consider appropriate, particularly in markets that we do not yet serve. Furthermore, our acquisition strategy may not succeed if we are unable to remain attractive to target companies or expeditiously close transactions. If we develop a reputation for being a difficult acquirer or having an unfavorable work environment, or target companies view our equity unfavorably, we may be unable to consummate key acquisition transactions essential to our corporate strategy. Fewer or less attractive acquisition opportunities could impact our inorganic growth and have an adverse effect on our business, financial condition and results of operations.
Our growth depends largely on our ability to successfully execute our M&A strategy. We may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect our results of operations and financial condition.
The success of an acquisition or investment will depend on our ability to make accurate assessments with respect to operations, growth potential, integration and other factors related to that business. Accordingly, we cannot guarantee that our acquisitions or investments will produce the results we expect when we enter into or complete a particular transaction. Our ability to continue to expand our business through acquisitions depends on several factors, including (i) our ability to identify and assess opportunities, negotiate favorable terms and close potential target acquisitions; (ii) our ability to obtain funds to finance such transactions on favorable terms; and (iii) our ability to successfully integrate acquired businesses.
Expected benefits from recent acquisitions are necessarily based on projections and assumptions, which may not materialize as expected or which may prove to be inaccurate. Our ability to achieve the expected benefits and synergies will depend on successfully and efficiently integrating the businesses and operations of the newly acquired companies. We may encounter the following significant risks and challenges in integrating and recognizing expected benefits from recent acquisitions:
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potential interruption or reduction in the growth of our business, due to the diversion of management’s attention to tasks related to the integration of the acquired companies and uncertainty about our management’s relationship with the management of the acquired companies;

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disputes with the former owners of the acquired companies, including owners who remain as minority shareholders of the acquired companies, which can result in increased legal expenses, management distraction and the risk that we suffer an adverse judgment if we are not the prevailing party in the dispute;

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difficulties in coordinating and integrating research and development teams on technologies and products to improve product development while reducing costs;

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difficulties in consolidating and integrating enterprise information technology, financial and administrative infrastructures, and integrating and harmonizing business and other back-office systems, which may be more difficult than anticipated;

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difficulties related to entry into jurisdictions with which we have limited or no prior experience, including due to having to operate in other languages, manage different types of currency, billing, and contracting needs, and comply with new laws and regulations, including labor laws and privacy laws that in some cases may be more restrictive on our operations than laws presently applicable to our business, and the potential of increased competition with new or existing competitors as a result of such acquisitions;

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complications in our financial statements as a result of acquiring businesses whose operations require the application of revenue recognition or other accounting methodologies, assumptions, and estimates that are different from those we use in our current business, which could expose us to additional accounting and audit costs, and increase the risk of accounting errors;

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significant cash expenses and accounting charges and significant amount of goodwill and other intangible assets, which may be subject to impairment based on future adverse changes in our business or prospects, including our inability to recognize the anticipated benefits of the transaction;

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insufficient internal controls from acquired businesses that we must remediate, and the need to modify or enhance our own internal controls, in each case resulting in increased administrative expense and risk that we fail to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 going forward, resulting in late filing of Exchange Act reports, loss of investor confidence, regulatory investigations and litigation;

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difficulties in coordinating sales and marketing efforts to effectively position our capabilities and drive product development;

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difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the businesses of the newly acquired companies with ours;

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retention of employees, suppliers and other key partners of newly acquired companies;

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difficulties in anticipating and responding to actions that may be taken by competitors in response to our acquisitions; and

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the assumption of successor liability and exposure to unknown or contingent liabilities of newly acquired companies, in particular companies we acquire without conducting a comprehensive due diligence process.

If we do not successfully manage these issues and other challenges that may inherently arise in the integration of the acquired businesses, we may not achieve the expected benefits of the acquisitions made and incur in unforeseen expenses, contingencies and succession responsibilities. As a result, our results of operations may be materially and adversely affected.
Emergencia has complete discretion to waive the Minimum Available Cash Condition, which means that the Business Combination may close even if New PubCo will have substantially less cash than assumed for purposes of executing on the growth strategy described elsewhere in this proxy statement/prospectus.
Emergencia’s obligation to consummate the Business Combination is conditioned, among other things, on the Minimum Available Cash Condition which requires the receipt of minimum available cash equal to at least $168,000,000 (without considering any payment of Business Combination related transaction expenses) as discussed elsewhere in this proxy statement/prospectus. Emergencia will have complete discretion to waive the Minimum Available Cash Condition. Neither HPX nor you will have any control over Emergencia’s decision in this regard, and you may therefore want to assume that the Business Combination will close even if New PubCo will have substantially less cash than assumed for purposes of executing on the growth strategy described elsewhere in this proxy statement/prospectus.

The use of cash and significant indebtedness in connection with financing acquisitions could adversely impact our liquidity, limit our flexibility to respond to other business opportunities and increase our vulnerability to adverse economic and operating conditions.
Our recent acquisitions were financed by cash and cash equivalents, in addition to indebtedness through the issuance of Debentures, and we expect to fund future acquisitions in a similar manner. The use of available cash to finance recent acquisitions may reduce our liquidity, which may reduce the availability of our cash flow for working capital needs, dividends and capital expenditures or to pursue other potential strategic plans, which may affect our growth strategy and adversely affect our business and operating results. Borrowing to fund any cash purchase price would result in increased fixed obligations and could also include covenants or other restrictions that would impair our ability to manage our operations. See “—We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.”
We may be unable to comply with the financial and operating covenants set forth in the deeds governing our Debentures and certain financing agreement.
On February 15, 2022, we issued R$335.5 million in principal amount of a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028 (the ‘‘First Issuance of Debentures’’), pursuant to the deed of debentures dated as of February 11, 2022, entered into by and among us, Oliveira Trust Distribuidora de Títulos e Valores Mobiliários (“Oliveira Trust”), as trustee, and Ambipar and Environmental ESG Participações S.A., as guarantors (the “First Deed of Debentures”). On September 20, 2022, we issued R$250.0 million in principal amount of a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028 (the “Second Issuance of Debentures”), pursuant to the deed of debentures dated as of September 16, 2022, entered into by and among us, Oliveira Trust, as trustee, and Ambipar, as guarantor (the “Second Deed of Debentures,’’ and together with the First Deed of Debentures, the “Deeds of Debentures”). In addition, on August 26, 2022, our subsidiary Ambipar Holding USA, Inc., as borrower, and we, as guarantor, entered into a $90.0 million loan agreement with Itau BBA International PLC, as lender (the “IBBA Loan Agreement”). See “Summary of the Proxy Statement/Prospectus — Recent Developments — New Loan Agreement with Itau BBA International PLC.” The Deeds of Debentures and the IBBA Loan Agreement limit in certain circumstances, among other things, the extent to which we can:
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pay dividends and interest on equity or make other distributions to Emergencia’s stockholders;

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purchase or redeem capital stock;

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sell assets;

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consolidate or merge with or into other companies or transfer all or substantially all of its assets; and

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carry out corporate restructurings; and

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undertake a change of control.

As a result of these covenants, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us.
The Deeds of Debentures and the IBBA Loan Agreement require, and our future debt instruments may require, us to maintain under certain circumstances certain financial ratios and satisfy certain other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our outstanding or future debt. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such debts, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such debts were accelerated, our assets might not be sufficient to repay in full those debts.
The Deeds of Debentures and the IBBA Loan Agreement also contain cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets or curtailment of operations might not enable us to pay all of our liabilities.
Difficulties in managing our liquidity risk may adversely affect our financial and operating performance and limit our growth.
Liquidity, i.e., ready access to funds, is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they come due because of an inability to generate sufficient cash flows from operations, to liquidate assets or obtain adequate funding. Our liquidity may be impaired by an inability to collect accounts receivable or any recoverable balances in a timely manner, an inability to sell assets or redeem investments, unforeseen outflows of cash or large claim payments, or an inability to access credit from banks or debt investors.
Our access to funding sources in amounts adequate to finance our activities or on acceptable terms could be impaired by factors that affect us specifically or the emergency response industry or economy in general. Factors that could detrimentally impact access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which we offer our products and services, operational problems that affects us, our customers, suppliers or third parties, or even the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.
Market conditions or other events could also negatively affect the level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations and fund asset growth and new business transactions at a reasonable cost, in a timely manner and without adverse consequences.
Any substantial, unexpected or prolonged change in the level or cost of liquidity could have a material adverse effect on our financial condition and results of operations, and could impair our ability to fund operations and meet our obligations as they become due and could jeopardize our financial condition.
We may not be able to raise sufficient funds to implement our business plan, renew our existing lines of credit or access new financing facilities on attractive terms or at all, which could have a material adverse effect on us.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new products and services, enhance our technology, scale and improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity, debt or convertible debt financings to secure additional funds.
Our ability to obtain additional capital, if and when required, will depend on our business plans, investor demand, our operating performance, markets conditions, our credit rating, and other factors.
If we raise additional funds by issuing equity securities or securities convertible into equity securities, our shareholders may experience significant dilution of their ownership interests and the per share value of the New PubCo Ordinary Shares may decline. Debt financing, such as credit facilities or corporate bonds, may require us to agree to covenants restricting our operations or our ability to incur additional debt. Debt financing may also require security arrangements including cash collateral agreements that restrict the availability of cash held as collateral. Any of those securities may have rights, preferences or privileges senior to the rights of our currently issued and outstanding equity or debt. In addition, future equity financing or replacement or refinancing of any debt financings may not be available on terms favorable to us or our shareholders, or at all.
If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may be unable to pursue certain business opportunities and our ability to continue to support our business growth and to respond to business challenges or unforeseen circumstances could be impaired and our business may be harmed.

Our emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of our services may expose us to significant civil, labor, environmental and criminal liabilities and adversely affect our business, results of operations, financial condition and reputation.
The provision of emergency response services to our customers involves operational risks such as equipment defects or malfunctions, problems in training professionals, failures and natural disasters, which can result in the release of hazardous materials, accidents involving our employees, or the need to shut down or reduce the operation of our facilities while corrective actions are taken. Our employees generally work in potentially dangerous conditions, which exposes us to possible liability, in line with applicable occupational safety standards, for personal injury and other accidents, business interruptions and the damage or destruction of property. Our equipment and vehicle training and maintenance programs may not be adequate to cover all of our potential liability, as well as to prepare our professionals to perform the necessary activities during the provision of customer service without causing damage or accidents. For example, we operate in the handling of hazardous waste and other dangerous substances from different sources. Although we seek to minimize our exposure to operational risks through comprehensive training, compliance and response and recovery programs, including internal safety protocols in accordance with the applicable legal and regulatory requirements, we cannot guarantee that irregularities will not arise or that external factors will not cause accidents. Fires or other incidents involving our team in the provision of emergency response services can cause our reputation to be questioned and subject us to the filing of lawsuits and administrative proceedings and launch of regulatory investigations against us, with possible imposition of fines or other penalties. Further, a major operational failure, even if suffered by a competitor, may bring enhanced scrutiny and regulation of our industry, with a corresponding increase in operating expense.
In addition, some contracts entered into with customers allocate the responsibility for damages caused by irregularities committed during the execution of activities to us, thus increasing our liability exposure.
Any accidents that occur during the performance of our services may damage our reputation and result in significant costs and, consequently, adversely affect our business, financial condition and results of operations.
Our market is highly competitive. Failure to compete successfully could have a material adverse effect on our business, financial condition and results of operations.
The environmental and industrial field services industry is highly competitive. Competition is primarily based on geographic location, breadth of services, quality and reliability of operations, brand recognition and reputation, customer support, and price. We face direct competition from large multinational companies as well as numerous regional and local companies across our geographic markets. Competition is likely to exist in new locations to which we may expand in the future. Some of these competitors may have greater financial and operational resources, strategic geographic locations, advanced technology, may provide service offerings that we do not provide, and may have flexibility to reduce prices or other competitive advantages that could make it difficult for us to compete effectively. We may also face competition from new entrants, including competitors employing new or alternative technologies.
Our revenue derives mainly from contract renewals and new contract signings. We may be unable to renew contracts at historical price levels or at all or to obtain additional contracts at historical rates or at all as a result of competition. We may also elect to exit or not participate in low margin customer relationships. Price reductions or our inability to increase prices could significantly and adversely affect our results of operations.
If we were to lose market share or if we were to lower prices to address competitive issues, it could negatively impact our financial condition, results of operations and cash flows.
Unfavorable conditions in our industry or the global economy could limit our ability to grow our business and negatively affect our results of operations.
Uncertainty and negative trends in general economic conditions, including recessions or fear of recessions and significant tightening of credit markets, may create a difficult operating environment for our industry and the industry of our customers. Our business is dependent upon activity levels in cyclical industries, such as chemical and petrochemical. Challenges our customers may face, such as low demand for their products and services, willingness or capacity of their customers to make payment on obligations, or the returns on other assets, may affect us. If these cyclical industries slow significantly as a result of recessionary conditions, the business we receive from them would likely decrease. A weak economy generally results in lower activity levels and a decline in infrastructure, construction and demolition projects, which could negatively affect demand for our services. Consumer uncertainty and the loss of consumer confidence may also decrease overall economic activity and thereby reduce demand for the services we provide. Further, a challenging economic environment may cause some of our customers to suffer financial difficulties and ultimately to be unable or unwilling to pay amounts owed to us. A decline in industrial projects may also result in increased competitive pricing pressure and increased customer turnover, resulting in lower revenue and increased operating costs.
In addition, many factors, including factors that are beyond our control, may impact our results of operations or financial condition and our overall success by affecting our access to capital. These factors include recessions or fear of recessions, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars and delays in tax refunds, as well as events such as natural disasters, acts of war, terrorism, catastrophes and pandemics. In addition, the increased pace of consolidation in certain industries may result in reduced overall spending on our offering.
General worldwide economic conditions have experienced significant instability in recent years including the recent global economic uncertainty and financial market conditions caused by the COVID-19 pandemic and the current war between Russia and Ukraine. See “— The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict” and “— We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.”
We cannot predict the timing, strength or duration of any economic slowdown or recovery. In addition, even if the overall economy is robust, we cannot assure you that the market for services such as ours will experience growth or that we will experience growth.
If there is an economic downturn that affects our current and prospective customers, or if we are unable to address and mitigate the risks associated with any of the foregoing, our business, financial condition and results of operations could be adversely affected.
We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine, and continued sustained conflict and disruption in the region is likely. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices (in particular oil and gas), credit and capital markets, increase in our energy and other input costs, and supply chain interruptions for some of our and our customers’ equipment and vehicles’ components, including as a result of uncertainties with regard to Russia’s production and export of oil and gas, aluminum and other materials. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.
In response to Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine, the United

States, the United Kingdom, the European Union and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals, including an agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions and embargoes could lead to further regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and the global financial markets generally and reduce levels of economic activity as well as increase financial markets volatility, potentially making it more difficult for us to obtain additional funds.
While we do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of our customers and suppliers may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us. Likewise, in recent years, diplomatic and trade relationships between the U.S. government and China have become increasingly frayed and the threat of a takeover of Taiwan by China has increased, which may also adversely affect our business or the services we provide for the same reasons.
Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine or the political tensions between China and Taiwan, may increase the likelihood of cybersecurity attacks. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures. See “— Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our reputation and financial condition.”
Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this prospectus.
We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management and that of HPX, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. This includes a past SEC investigation relating to accounting practices at Kraft Heinz which has been finally settled without charging any executives involved with us or HPX. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.
We, our subsidiaries, our direct and indirect controlling shareholders and members of our management are and may in the future become subject to legal, administrative or arbitration proceedings, investigations and claims regarding civil, commercial, tax, labor, socio-environmental, criminal, tort and other matters, brought against us by customers, suppliers, regulators, governmental authorities or other third-parties. For more information see “Business of Emergencia — Legal and Administrative Proceedings.”
For example, in October 2018, the SEC started a regulatory investigation against The Kraft Heinz Company (“Kraft Heinz”) relating to activities in its procurement area, which led to formal charges against Kraft Heinz and two former executives for allegedly engaging improper expense-management practices between 2015 and 2018. Although he was not charged by the SEC, Bernardo Hees, who is a co-chairman and partner at HPX, served as the CEO of Kraft Heinz from 2015 to June 2019. On September 3, 2021, Kraft Heinz reached a $62 million settlement with the SEC, and the case was closed without charges against any executives involved with us or HPX. According to SEC filings by Kraft Heinz, the internal control weaknesses identified and disclosed in 2019 were fully remediated in 2020.
In addition, certain of Emergencia’s affiliates within the environmental segment of the Ambipar Group, including Ambitec S.A., as well as certain directors and executive officers of the Ambipar Group, including Mr. Tércio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo (who are expected to be appointed as chairman and member of New PubCo’s board of directors, respectively), are defendants in one or more criminal (Brazilian proceeding no. 0003361-86.2015.8.08.0006) and civil (Brazilian proceedings no. 0003132-6.2010.4.02.5001, 0006131-88.2009.8.26.0288, 000259278.2015.8.08.0006, 0015593-38.2012.8.08.0006) lawsuits in Brazil relating to alleged wrongdoing and improper conduct with public agents related to public bidding laws, including corruption charges, which may lead to the imposition of fines, temporary disqualifications and other criminal sanctions. Although we are not directly involved in any such proceedings, an adverse outcome could result in negative media coverage and public awareness and adversely impact our reputation and the price of our securities.
We cannot guarantee that the results of any such proceedings, investigations and claims will be favorable to us or any such other defendants, as applicable, or that the liabilities arising from them will be adequately provisioned. Any litigation, investigation or claim, whether meritorious or not, could harm our reputation and restrict the conduct of our business, will increase our costs and may divert management’s attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us for which we are uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.
Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.
Our operations involve high-risk services and may subject us to liability claims by employees, contractors or other third parties, including as a result of accidents that may occur at our units or at customers’ sites. While we currently maintain insurance in connection with our business, including, among other coverages, employment practices liability insurance, civil liability insurance, property damage insurance, and machinery and equipment insurance, these insurance policies are subject to deductibles and coverage limitations. Although we endeavor to purchase insurance coverage appropriate to our risk assessment, we are unable to predict with certainty the frequency, nature or magnitude of claims for direct or consequential damages, and as a result, we cannot guarantee that our insurance policies will be available or sufficient to cover eventual damages arising from any type of claim.
The scope and limits of such insurance may not be sufficient to cover the types or extent of claims or loss that may be incurred or received, such as cyber-attacks, wars, acts of God, force majeure or the interruption of certain activities. Even in the event of a claim covered by our policies, we cannot guarantee that payment will be made in a timely manner, or in a sufficient amount to fully offset the losses arising from such claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our financial condition, operating results and reputation. In addition, there may be risks for which we do not maintain or procure insurance coverage or for which the insurance coverage may not respond. For example, we do not maintain separate cyber liability insurance. A partially or completely uninsured claim against us, if successful and of sufficient magnitude, could have a material adverse effect on our business financial condition and results of operations. Further, if we fail to pay an insurance premium, the insurance companies may deny reimbursements.
As we grow, our insurance coverage may not be sufficient to protect us from any loss now or in the future and we may not be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. Moreover, we cannot guarantee that we will be able to maintain insurance policies at reasonable commercial rates or on acceptable terms, or contracted with the same or similar insurance companies. Due to the variable condition of the insurance market, we may experience in the future, increased insurance retention levels and increased premiums or unavailability of insurance. Higher deductibles could result in more volatility in our results of operations as well. Any future difficulty in obtaining insurance could also impair our ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage. Our inability to obtain and maintain appropriate insurance coverage could cause a substantial business disruption, adverse reputational impact, and regulatory scrutiny and, as a result, could have a material adverse effect on our business financial condition and results of operations.

The extent to which the COVID-19 pandemic and measures taken in response thereto impact our business, financial condition, results of operations and prospects will depend on future developments, which are highly uncertain and are difficult to predict.
The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and have significantly increased economic uncertainty and reduced economic activity. Governmental authorities around the world, including in Brazil, have taken measures to try to contain the spread of COVID-19, including by implementing travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns, but there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion or at all. These measures influenced the behavior of the population in general and our customers, in particular, resulting in a sharp drop or halt in the activities of companies in various sectors, including the sectors in which our principal customers operate, as well as in a drastic reduction in consumption. The revenues from our operations may be negatively impacted for as long as the restrictions imposed in the jurisdictions in which we operate remain in effect.
Throughout 2020, 2021 and 2022, new variants of the new coronavirus, such as delta and omicron, spread globally, causing governmental authorities to put back in place certain of the restrictive measures that were previously lifted. It is expected that new variants will continue to emerge. If the contagion does not subside or is not effectively addressed through vaccination efforts, restrictions will likely remain in place, which may further suppress social and economic activity. It is uncertain how long it will take to vaccinate a substantial portion of the world’s population, as well as the Brazilian population. Delays in vaccination efforts or the ineffectiveness of the current vaccines to protect against future variants may further increase risks relating to the COVID-19 pandemic.
As a result, the extent to which the COVID-19 outbreak impacts our business, financial condition, results of operations and prospects in the longer term will depend on future developments, which are highly uncertain and are difficult to predict.
We cannot predict the full impact that the pandemic will still have on our customers, suppliers and other business partners and their financial condition and results of operations. The pandemic and related restrictions could limit our customers’ ability to continue to operate. As a result, our customers could seek to renegotiate existing agreements, with possible increases in defaults, which would force us to idle certain of our assets and therefore adversely affect our results of operations and financial condition. It could also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. It could cause delays or disruptions in products and services provided by key suppliers and vendors, including suppliers of personal protective equipment for our employees and contractors, make us and our service providers more vulnerable to security breaches, denial of service attacks or other hacking or phishing attacks, or have other unpredictable effects. Any material adverse effect on these companies may increase our costs, including costs to address the health and safety of our employees, and our ability to obtain certain supplies or services may be limited, and therefore have a material adverse effect on us.
We may also face difficulties in obtaining new financing from financial institutions under favorable terms or renegotiating existing agreements, which may lead to cash flow restrictions that may affect our ability to comply with certain financial covenants set forth in our existing financing agreements. Any cash flow restriction or the acceleration of any of our existing financing agreements may materially affect our business, financial condition and results of operations and may also lead to the execution of guarantees under certain financing agreements, which include the fiduciary assignment of securities issued by certain of our subsidiaries.
There are no comparable recent events that can provide guidance on the future effects of the spread of the COVID-19 pandemic. The effects of a pandemic are highly uncertain, difficult to predict and subject to change. Accordingly, the extent to which the COVID-19 pandemic affects our business, financial condition, results of operations or cash flows will depend on future developments, which are highly unpredictable, including the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or treat its impact and how quickly and to what extent normal economic and operational conditions may be resumed.

We may not be successful in renewing strategic lease agreements or at terms and conditions favorable to us.
In order to improve our customer experience with efficient and expeditious services, our facilities are located at strategic locations, which we lease from third parties, including one of our affiliates. See “Certain Emergencia Relationships and Related Party Transactions.” If we are unable to renew the lease agreements for our facilities, which have varying terms and conditions, at reasonable prices, terms and conditions, or if we are required to relocate to areas that are not as functional, we could be subject to an interruption or delay in the provision of our services, which would adversely affect our financial condition and results of operation. In addition, the renewal of lease agreements on less favorable terms may reduce the profitability of our facilities and adversely affect our results of operations.
We have entered into lease agreements that are not registered or endorsed before a notary public, or that are not properly registered with the property registry, which may result in an obligation for us to vacate the property during the term of the lease agreement if the landlord sells the leased property and the acquirer has no interest in continuing the lease. In Brazil, where a significant number of our facilities is located, tenancy laws and regulations set forth that, if the leased property is sold to a third party during the contractual term, the acquirer is not required to respect the terms and conditions of the lease, unless (a) the lease is in for a specified length; (b) a covenant allowing the tenant to enforce the lease in the event of a sale is included in the lease agreement; and (c) the contract has been registered with the competent real estate registry office. Considering that some of our lease agreements do not meet these requirements, if our landlords decide to sell the leased properties under these agreements, the acquirers may request that we vacate the property within 90 days from the receipt of a notice to vacate.
Any failure to extend, renew or replace on acceptable terms a significant portion of our lease agreements could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Breaches of, or significant interruptions to, our information technology systems and those of our third-party service providers or breaches of data security could adversely affect our business, reputation and financial condition.
We rely upon information technology networks and systems, including the information technology systems of our third-party service providers, to operate our business. Our systems include, but are not limited to, (i) the Integrated Environmental Management System (SIGA — Sistema Integrado de Gerenciamento Ambiental), a tool for operations, administrative and financial management control of environmental processes, (ii) the Environmental Management System (SGA — Sistema de Gerenciamento Ambiental), which, among other things, controls environmental licenses, conditions, deadlines and cost of licensing and presents environmental projects’ and programs’ metrics and panels, (iii) the Territory Management System (SGT — Sistema de Gerenciamento Territorial), which is used to register real estate property and landlords and control topography, reports, contracts and royalty payments; (iv) the Operating Management System (SGO — Sistema de Gerenciamento Operacional), which provides on-demand management of key performance indicators and (v) SAP Business One, an enterprise resource planning software.
In the ordinary course of our business, we collect, process, transmit and store sensitive information, including personal information, credit information and other sensitive data of our customers, suppliers and employees. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party service providers who may receive access to our confidential information or information technology systems. Our internal computer systems, and those of third-party service providers or business partners on which we rely, and the large amounts of confidential information stored on those systems, are vulnerable to damage from physical, electronic or technical break-ins, accidental or intentional exposure of our data by employees, independent contractors, third-party service providers, customers or others with authorized access to our networks, computer viruses, malware, ransomware, unauthorized access, denial of service, “phishing attacks” and other cyberattacks, natural disasters, fire, terrorism, war, telecommunication, electrical failures or disruptive incidents that could result in actual or attempted data breaches, unauthorized access to, mishandling, misuse or disclosure of our confidential information, corruption or encryption of, or loss of sensitive or proprietary data, including personal information, or network failures or interruptions that may result in disruption of service or damaged systems.

Although we have security measures and procedures in place to mitigate risks associated with cybersecurity incidents and attacks, these security measures and procedures may not be adequate or sufficient to mitigate such risks and avoid security breaches, incidents, attacks and exposures. Cyberattacks by malicious third parties are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including, but not limited to, industrial espionage) and expertise, including organized criminal groups, “hacktivists,” nation states and others. Because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If our systems are damaged or cease to function properly due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively compensate, we may suffer interruptions in our ability to manage operations, and would also be exposed to a risk of loss, including financial assets or litigation and potential liability, which could materially adversely affect our business, financial condition, results of operation and reputation. Further, our reliance on internet technology and the number of our employees who are working remotely may create additional opportunities for cybercriminals to exploit vulnerabilities. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from “hackers” hoping to use the recent COVID-19 pandemic to their advantage.
We exercise little or no control over third party systems, which increases our vulnerability to problems with their systems. Our operations and results may be adversely affected if there is any interruption in the provision of information technology services to us, whether due to omissions, including those related to obtaining third party consent or licenses for intellectual property used in the equipment or software they manufacture or use, or failure by these service providers to fulfill their obligations to us. If we are unable to maintain or renew contracts with current service providers, we may have trouble integrating our systems with new providers, which may cause operational problems. In addition, the replacement of these service providers may not occur in a timely manner or cause failures in the transition period, which may also affect our operations. Finally, if the suppliers discontinue the services provided to us, we may suffer a material adverse effect on our operations.
Any interruption, disruption or breach of our systems or the systems of third party service providers which we rely upon could adversely affect our business operations and/or result in the loss or unauthorized access, use or disclosure of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to us. For example, interruptions or failures in our information technology systems caused by accidents, malfunctions or malicious acts could hinder our timely response to emergency calls, which would damage our reputation with customers. We could incur liability, the further development of our current and future products and services could be delayed and our business could be otherwise adversely affected. In addition, investigating, responding to and remediating cybersecurity incidents or theft of our intellectual property or proprietary business information may be costly and time-consuming. We do not maintain separate cyber liability insurance, and we cannot assure that any limitations of liability provisions in our contracts would protect us from potential losses for any liabilities or damages with respect to any particular claim relating to a security lapse or breach. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all. See “— Losses not covered by insurance policies or that exceed the respective indemnity limits, as well as failure to renew insurance policies under conditions favorable to us, may have an adverse effect on our business.”
We are subject to risks associated with non-compliance with the Brazilian Data Protection Law and similar legislation of other countries that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data.
We and our customers are subject to Brazilian and foreign privacy and data protection-related laws and regulations that impose obligations in connection with the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated and confidential data. Laws and regulations governing data privacy, data protection and information security are constantly evolving and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Compliance with any additional and evolving privacy laws or regulations in Brazil or in other jurisdictions applicable to us may be costly and time-consuming.
Any perceived or actual unauthorized disclosure of personal data, whether through breach of our network by an unauthorized party, employee theft, misuse or error or otherwise, including the personally identifiable information of our customers, suppliers, employees or third parties, could harm our reputation, impair our ability to attract and retain our clients, and subject us to claims or litigation arising from damages suffered by individuals.
The Brazilian Data Protection Law No. 13,709/2018, as amended by Law No. 13,853/2019 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) came into force on September 18, 2020 to regulate the processing of personal data and the right to privacy and data protection in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at either offering or supplying goods or services to data subjects located in Brazil or processing data of individuals located in Brazil, regardless of the individuals’ or legal entities’ country of domicile or where the data is located. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.
Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from us to remain fully compliant.
The penalties for violations of the LGPD include (i) warnings imposing a deadline for the adoption of corrective measure; mandatory disclosure of investigated and confirmed violations; (ii) restriction, temporary block and/or deletion of personal data; (iii) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (iv) daily fines, subject to the aforementioned global limit; (v) partial or total prohibition of activities related to data processing, either temporarily or permanently and (vi) publication of the violation. Under the LGPD, security breaches that may result in significant risk or damage to data subjects must be reported to the ANPD within a reasonable time period. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to the administrative sanctions, due to the noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages and moral damages caused to data subjects, including when caused by third parties that serve as data processors on our behalf.
The imposition of the administrative sanctions by the ANPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection in Brazil, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Internet Act, as applicable. Public prosecutors and consumer protection authorities (such as the National Consumer Secretariat — Senacon, and State or municipal consumer protection bodies, known as Procons) and class associations may file collective lawsuits for breach of privacy laws.
Similarly, many foreign countries and governmental bodies, including in countries in which we currently operate, have laws and regulations concerning the collection, storage, use, processing, disclosure, protection, transmission, retention and disposal of personal, sensitive, regulated or confidential data. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners.
In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as ours by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information, and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”), which will amend and expand the CCPA. Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA and CPRA. The effects of the CCPA and CPRA are potentially far-reaching, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Further, it remains unclear how various provisions will be interpreted and enforced. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Certain other states in the United States (including Virginia, Colorado, Utah and Connecticut) have passed comprehensive privacy statutes that become effective beginning in 2023, and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.
In Europe, the European Union’s (“EU”) General Data Protection Regulation (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and EEA by imposing stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, requirements on the cross-border transfer of data, limitations on retention of information, and rights for individuals over their personal data. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, data protection authorities or others (including individual consumers) may assert that our business practices fail to comply with its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines and other penalties, including bans on processing and transferring personal data, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, clients and data subjects.
In addition, recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from Europe to the United States. In July 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances. Authorities in Switzerland have also issued guidance calling the Swiss-U.S. Privacy Shield Framework inadequate and raising similar questions about the Standard Contractual Clauses. At present, there are few, if any, viable alternatives to the Standard Contractual Clauses. If we are unable to implement sufficient safeguards to ensure that our transfers of personal information from the EU are lawful, we may face increased exposure to regulatory actions, substantial fines and injunctions against processing personal information from the EU. Loss of our ability to lawfully transfer personal data out of the EU to these or any other jurisdictions may cause reluctance or refusal by current or prospective European customers to use our products or services, and we may be required to increase our data processing capabilities in the EU at significant expense. Additionally, other countries outside of the EU have passed or are considering passing laws requiring local data residency, which could increase the cost and complexity of delivering our services.
Further, the UK’s withdrawal from the EU and ongoing developments in the United Kingdom have created uncertainty regarding data protection regulation in the United Kingdom. As of January 1, 2021, we are required to comply with the GDPR as well as the UK equivalent, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which potentially authorizes similar fines and other enforcement actions for certain violations. However, going forward, there may be increasing scope for divergence in application, interpretation and enforcement of the data protection law as between the United Kingdom and the EEA, and the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains uncertain. In addition, while the UK data protection regime currently permits data transfers from the UK to the EU and other third countries covered by a European Commission adequacy decision, this will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision. Any such changes could have implications for our transfer of personal data from the UK to the EU and other countries.
We also may be bound by contractual obligations relating to our collection, use and disclosure of personal, confidential and other data.
While we strive to comply with all applicable privacy, data protection and information security laws and regulations, as well as our contractual obligations, posted privacy policies and applicable industry standards, such laws, regulations, obligations and standards continue to evolve and are becoming increasingly complex, and sometimes conflict among the various jurisdictions and countries in which we operate, which makes compliance challenging and expensive. In addition, any failure or perceived failure by us, or any third parties with whom we do business, to comply with laws, regulations, policies, industry standards or contractual or other legal obligations relating to privacy, data protection or information security may result in governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties, adverse publicity or potential loss of business.
We expect that there will continue to be new proposed laws, rules of self-regulatory bodies, regulations and industry standards concerning privacy, data protection and information security in Brazil and other jurisdictions, and we cannot yet determine the impact such future laws, rules, regulations and standards may have on our business. Moreover, existing Brazilian and foreign privacy and data protection-related laws and regulations are evolving and subject to potentially differing interpretations, and various legislative and regulatory bodies may expand current or enact new laws and regulations regarding privacy and data protection-related matters. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements application to certain other jurisdictions. Because global laws, regulations and industry standards concerning privacy and data security have continued to develop and evolve rapidly, compliance with such new laws or to changes to existing laws may impact our business and practices, require us to expend significant resources to adapt to these changes, or to stop offering our solutions in certain countries. These developments could adversely affect our business, results of operations and financial condition.
The loss of members of our management may have a material adverse effect on our business, financial condition and results of operations.
We have an experienced management team including local managers at our operating facilities and rely on the continued service of these senior managers to achieve our objectives, nurture our corporate culture and maintain a competitive position. We strive to retain our present management and identify, hire, train, motivate and retain other highly skilled personnel. However, senior managers may leave their positions for a variety of reasons, some of which we cannot control. In the event one or more senior managers depart, we may be unable to replace them with individuals with the same level of experience and qualifications and we may face challenges to maintain our culture. The loss of members of our management for any reason could limit our ability to implement our strategic plans and adversely affect our business, financial condition and results of operations.
The estimates of market opportunity and forecasts of market growth included in this proxy statement/prospectus may prove to be inaccurate. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.
This proxy statement/prospectus contains market and industry data, estimates and statistics obtained from third-party sources. While we believe such information to be reliable in general, we have not independently verified the accuracy or completeness of any such third-party information. Such information may not have been prepared on a comparable basis or may not be consistent with other sources. Similarly, this proxy statement/prospectus contains information based on or derived from internal company surveys, studies and research that have not been independently verified by third-party sources. Industry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments.

In addition, the market for environmental and industrial services is relatively new, fragmented and will experience changes over time. Data market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions. Accordingly, our use of the terms referring to our geographic markets and industries may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the economic uncertainty associated with the COVID-19 pandemic, as well as with other macroeconomic factors to which we are subject (see “— Risks Relating to the Markets where we Operate”). Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all. For these reasons, you should not place undue reliance on such information.
The projected financial and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by us and third-party sources and are based on our ability to achieve, among other factors, certain growth milestones in accordance with our business plans. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.
This proxy statement/prospectus contains projections and forecasts prepared by us. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Business Combination or toward complying with SEC guidelines or IFRS. The projections and forecasts were prepared based on numerous variables and assumptions which are inherently uncertain and may be beyond the control of New PubCo, Emergencia and HPX. Important factors that may affect actual results and results of New PubCo’s operations following the Business Combination, or could lead to such projections and forecasts not being achieved include, but are not limited to: inability to execute our M&A growth strategy, customer demand for New PubCo’s products, an evolving competitive landscape, rapid technological change, reductions in trading activity, regulation changes, successful management and retention of key personnel, unexpected expenses, and other risks and uncertainties relating to our business, industry performance, and general business and economic conditions as described in this “Risk Factors” section, such as recently experienced extreme volatility and market disruptions and deterioration in credit and financial markets, the ongoing impacts of the COVID-19 pandemic, the conflict between Russia and Ukraine and other political and macroeconomic factors, especially considering the 2022 presidential elections in Brazil.
This may result in decreased revenue levels, and we may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our operating results in a given quarter to be higher or lower than expected. These factors make creating accurate forecasts and budgets challenging and, as a result, we may fall materially short of our forecasts and expectations, which could cause our share price to decline and investors to lose confidence in us.
There can be no assurance that the projections and forecasts appearing elsewhere in this proxy statement/prospectus will be realized, and actual results may differ, and may differ materially, from those shown. The inclusion of the projections and forecasts in this proxy statement/prospectus should not be regarded as an indication that we, HPX, or any of our or their respective affiliates, officers, directors, advisors or other representatives considered or consider the projections or forecasts necessarily predictive of actual future events, and the projections and forecasts should not be relied upon as such. None of us, HPX, or any of our or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from such projections or forecasts. None of us, HPX, or any of our or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of New PubCo compared to the information contained in the projections or forecasts or that forecasted results will be achieved. Accordingly, there can be no assurance that our financial condition or results of operations will be consistent with those set forth in these projections and forecasts, which could have an adverse impact on the market price of New PubCo Ordinary Shares or our financial position following the closing of the Business Combination.
For additional information regarding the limitations and shortcomings of our projections and forecasts, see “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Unaudited Projected Financial Information.”
In addition, the projections and forecasts herein have not been independently verified or confirmed by any third party. In particular, neither KPMG nor BDO has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to projections or forecasts, and neither of them has expressed an opinion or any other form of assurance with respect to such data.
Our inability or failure to protect our intellectual property or our infringement of the intellectual property of third parties may negatively impact our operating results, divert management and key personnel from the business operations and could harm our financial condition and reputation.
We rely on a combination of trade secret, trademark, copyright laws and other rights, as well as confidentiality procedures, contractual provisions and our information security infrastructure to protect our proprietary brands, technology, processes and other intellectual property as well as those we license from other entities within the Ambipar Group. See “Certain Emergencia Relationships and Related Party Transactions.” The steps we take to protect our intellectual property rights may not be adequate, or may not effectively prevent unauthorized use or disclosure of our intellectual property or confidential information. In addition, the pursuit of a claim against a third party for infringement or misappropriation of our intellectual property rights or confidential information could be costly, and any such efforts may not be successful or could be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Many companies have encountered significant problems in enforcing and defending intellectual property rights in various jurisdictions globally. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of intellectual property, which could make it difficult for us to stop the infringement of our intellectual property or marketing of competing services in violation of our intellectual property rights generally. Our failure to obtain pending trademark applications and generally secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business.
We cannot guarantee that our current and future services, or the use of our brands or technology will not infringe third-party intellectual property. There may be third-party intellectual property of which we are currently unaware that covers our services, brands or technology. Third parties may engage in legal proceedings against us or our customers, who in turn may seek indemnification from us. Any such claims of intellectual property infringement or claims for indemnification, even those without merit, could be expensive and time-consuming to defend, result in us being required to pay possibly significant damages, causing us to cease providing services that allegedly incorporate a third party’s intellectual property, require us to enter into potentially costly royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, although royalty or licensing agreements may not be available to us on acceptable terms or at all. If we are unable to obtain the necessary licenses or other rights, we may be forced to acquire or develop alternate technology, which could be costly, time-consuming, or impossible. Any of the preceding could have a negative impact on our operating results, divert management and key personnel from the business operations and could harm our financial condition and reputation.
For example, we use proprietary software in our activities, which are developed internally by our employees. Although any software developed in-house legally belongs to us, we may be subject to lawsuits filed by ex-employees claiming ownership of such software. In both cases, we may be ordered to abstain from using the software and to indemnify any such third-party. Although it is our policy to require our employees and consultants who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who conceives or develops intellectual property that we regard as our own or such party may breach the assignment agreement. Litigation may be necessary to obtain ownership or to defend against claims challenging inventorship. If we or our licensors fail in any such litigation, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property or other proprietary information. Such an outcome could have a material adverse effect on our business. Even if we or our licensors are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees, and such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If we cannot protect our proprietary technology from intellectual property challenges, our ability to maintain our model and systems or facilitate products could be adversely affected.
Intellectual property rights do not necessarily address all potential competitive threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to use brands and offer services that are similar to ours without infringing our intellectual property rights;

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others may independently develop similar or alternative proprietary software or technology without infringing our intellectual property rights;

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we may not develop additional proprietary technologies; and

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our technology may become obsolete or inadequate, and we may not be able to successfully develop, obtain or use new technologies to adapt our models and systems to compete with other technologies as they develop.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
If our trademarks are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected. Our trademarks may be challenged, infringed, circumvented, declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors may adopt trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our trademarks. Over the long term, if we are unable to successfully register our trademarks and establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, domain names, copyrights, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely impact our business, financial condition, results of operations, and prospects.
If we are unable to attract, develop and retain employees committed to our culture and brand, our operations may be adversely affected.
Our success and future growth depend upon the continued services of our key employees, including highly-skilled technical experts, engineers, biologists and oceanographers, and, as a result, upon our ability to attract, develop and retain employees committed to our culture and brand. From time to time, there may be changes in our management team resulting from the hiring or departure of key employees, which could disrupt our business. The loss of one or more members of our key employees could harm our business, and we may not be able to find adequate replacements.
Competition for highly-skilled personnel is intense and we may not be able to attract, hire, train, retain, motivate and manage sufficiently qualified employees. Many of the companies with which we compete for experienced personnel have greater resources than we have.

As we expand our business in Brazil and abroad, we may be unable to identify, hire, develop and retain a sufficient number of employees with specific knowledge and skills in those geographies who are committed to our corporate culture. Such a failure could result in a reduction in the quality of customer service, and consequently compromise our brand and reputation.
If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed. We generally enter into non-competition agreements with our key employees, which prohibit these employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.
We may not be able to manage our growth effectively, which could have a material adverse effect on our business, results of operations, financial condition and reputation.
Over the last several years, we have experienced rapid growth in our business and number of employees, and we expect to continue to experience growth in the future. This rapid growth has placed, and may continue to place, significant demands on our management, processes, systems and operational, technological and financial resources.
Our ability to manage our growth effectively, integrate new employees and technologies into our existing business and attract new customers and maintain relationships with existing customers will require us to continue to retain, attract, train, motivate and manage employees and expand our operational, technological and financial infrastructure. Continued growth could strain our ability to develop and improve our operational, technological, financial and management controls, reporting systems and procedures, recruit, train and retain highly skilled personnel and maintain customers’ satisfaction.
We cannot assure you that we estimate correctly the costs and risks associated with our expansion, either qualitatively or quantitatively, or that our current systems, procedures, business processes and management controls will be sufficient to support the expansion of our operations going forward, including expansion into new countries and new market segments.
Our failure to successfully manage our expansion process, or to maintain or increase our historical growth levels, could negatively affect our business, financial condition and results of operations.
Failures in our risk management, compliance and internal control systems, policies and procedures may adversely affect our business, financial condition and reputation.
We have developed risk management policies and procedures and we continue to refine them as we conduct our business. Our policies and procedures to identify, analyze, quantify, assess, monitor and manage risks may not be fully effective in mitigating our risk exposure. Our risk management methods may not predict future exposures or be sufficient to protect us against unknown and/or unmapped risks, which may be significantly greater than those indicated by the historical measures we use.
The information on which we rely or based on which we develop and maintain historical and statistical models may be incomplete or incorrect. Certain risk management methods adopted by us depend on the evaluation of publicly available industry data, which may not be entirely accurate, complete, updated or properly evaluated. As we expand into new lines of business, our risk management policies and procedures may not be able to adequately keep up with our current rapid rate of expansion, and may not be adequate or sufficient to mitigate risks.
In addition, our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to our effectiveness, which could have a significant and adverse effect on our business and reputation. Our current controls and any new controls that we develop may be inadequate because of changes in conditions in our business. We are in the process of upgrading our finance and accounting systems and related controls to an enterprise system suitable for a public company in the United States, and we may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of public companies. See “— Following the Business Combination, we will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.”
Further, weaknesses in our internal controls may be discovered in the future. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended and anticipate that we will continue to expend significant resources, including accounting-related costs, and to provide significant management oversight. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could adversely affect our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information.
Moreover, we are subject to the risks of errors and misconduct by our management, employees and independent contractors, which are often difficult to detect in advance and deter. Our compliance procedures and internal controls may not be sufficient to prevent, mitigate or detect all errors, misconduct, fraud, acts of corruption or violations of applicable laws and of our policies by our management, employees and other third parties with which we engage in the ordinary course of business. We could be held liable for any of such acts, which could result in penalties, fines, loss of permits or licenses, prohibition to bid or contract with the government.
Although we maintain insurance and use other traditional risk-shifting tools, such as third-party indemnification, to manage certain exposures, they are subject to terms such as deductibles, coinsurance, limits and policy exclusions, as well as risk of counterparty denial of coverage, default or insolvency. If our policies, procedures and internal controls do not adequately protect us from exposure, and our exposure is not adequately covered by insurance or other risk-shifting tools, we may incur losses that would adversely affect our business, financial condition, results of operations and reputation.
In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources and processes necessary to address our internal control over financial reporting and procedures. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with the IFRS and interpretations issued by the IFRS Interpretations Committee. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the preparation of our combined financial statements as of and for the years ended December 31, 2021 and 2020 and our unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2022 and 2021, material weaknesses were identified in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to: (i) the consolidation process of recent acquisitions we made, due to the lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS and International Accounting Standards and Interpretations issued by the IASB, consistent with our financial reporting requirements; and (ii) the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our combined financial statements during the course of the audit.

Each of the material weaknesses described above may result in a misstatement of one or more account balances or disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies constitute material weaknesses.
We intend to take necessary actions to design and implement formal accounting policies, procedures and controls required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge. It also includes designing and implementing new processes, policies and procedures, improving the internal controls to provide additional levels of review and approval, enhancing internal documentation, implementing new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework. However, we cannot assure you that our efforts will be effective or sufficient to prevent any future material weakness in our internal control over financial reporting.
As of the date of this proxy statement/prospectus, we have not yet incurred material expenses to address those matters giving rise to the material weaknesses we identified and intend to focus efforts following the closing of the Business Combination. We are currently unable to predict how long it will take and how much it will ultimately cost for us to implement the remediation measures required to address those matters giving rise to the material weaknesses we identified. However, these remediation measures may be time consuming, costly, and might place significant demands on our financial and operational resources.
Our management may be unable to conclude in future periods that our disclosure controls and procedures are effective due to the effects of various factors, which may, in part, include unremedied material weaknesses in internal controls over financial reporting. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in those reports is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.
Following the Business Combination, New PubCo will be a public company in the United States subject to the Sarbanes-Oxley Act. If we are unable to successfully remediate our existing or any future material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may lose our status as an emerging growth company, investors may lose confidence in our financial reporting, and we could become subject to litigation or investigations by the NYSE, the SEC and other regulatory authorities.
Under Section 404 of the Sarbanes-Oxley Act of 2002, the management of New PubCo will not be required to assess or report on the effectiveness of our internal control over financial reporting until our second annual report on Form 20-F following consummation of the Business Combination, which we currently expect to be only in 2024 for the fiscal year ending December 31, 2023. In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act (see “Risk Factors — Risks Related to New PubCo — We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies”), which may not be until after five full fiscal years following the consummation of the Business Combination, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us.
During documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of New PubCo Securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions. We may be unable to timely complete our evaluation testing and any required remediation.
In addition, after we become a public company, our reporting obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business and place a significant strain on our management, operational and financial resources and systems for the foreseeable future. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and operating results.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia — Material Weakness in Internal Controls and Remediation.”
Our governance, risk management and compliance processes may fail to detect violations of anti-corruption and anti-money laundering laws and our standards of ethics, including as a result of the conduct of our managers, employees, suppliers, business partners and third parties who act in our name, interest or benefit, which may have a material and adverse impact on our business, financial condition, results of operations, reputation and market price of our securities.
We operate in jurisdictions that have a high risk of corruption. Mechanisms for preventing and combating corruption, money laundering and bribery, governance procedures, as well as our current internal procedures, may not be sufficient to ensure that all of our managers, employees, suppliers, business partners and third parties who act on our behalf, interest or benefit always act in strict compliance with our internal policies and laws and regulations aimed at preventing and combating corruption that we are subject to. These laws and regulations include the Brazilian Decree-Law No. 2,848/1940, Brazilian Law No. 8137/1990, Brazilian Law No. 8.429/1992 (the Administrative Misconduct Law), Brazilian Law No. 8.666/1993 (the Public Bidding Law), Brazilian Law No. 9,613/1998, Brazilian Law No. 14.133/2021, Brazilian Law No. 12,846/2013, as amended and its regulation, Decree No. 11,129/2022 (the Brazilian Anti-Corruption Law), the United States Foreign Corrupt Practices Act of 1977, as amended, and the Bribery Act 2010 of the United Kingdom, as well as other standards related to the Convention on Combating Corruption of Foreign Public Officials in International Business Transactions of the Organization for Economic Cooperation and Development — OECD, including the guidelines issued by the Brazilian comptroller general (collectively, “Anti-Corruption Laws”).
In general, the Anti-Corruption Laws prohibit companies and their employees, shareholders or managers from making improper payments to government officials, directly or indirectly, for the purpose of obtaining or retaining business and/or other benefits. We cannot guarantee that our direct and indirect shareholders, directors, officers, employees and other third parties (including agents, suppliers and service providers) and the companies to which some business operations are outsourced will fully comply with the Anti-Corruption Laws and related policies. Our governance, policies, risk management and compliance processes may not be able to, for example: (i) detect, prevent or mitigate violations of the Anti-Corruption Laws or similar legislation, as well as violations of our internal compliance policies; (ii) detect, prevent or mitigate occurrences of fraudulent and dishonest behavior by our managers, employees, suppliers, customers, business partners or third parties acting on our behalf, interest or benefit; (iii) manage all risks identified in our risk management policy and/or predict, identify or mitigate new risks; and (iv) detect, prevent or mitigate other occurrences of behavior inconsistent with ethical and moral principles, which may materially and adversely affect our reputation, our business, financial conditions and operating results, as well as impact the market price of our securities negatively. Public authorities are empowered to impose penalties on us if acts of corruption are inadvertently or intentionally committed by members of our management, employees and/or third parties acting on our behalf or in our interest. Under the terms of certain Anti-Corruption Laws, companies may be jointly and severally liable for the payment of a fine and full compensation for damage for unethical practices attributed to their affiliates and consortia members. As a result, we may be held liable for any such violations.

As we increase and scale our business, we may engage with new business partners and third-party intermediaries to market our products and services and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, customers and agents, even if we do not authorize such activities.
We are also subject to Brazilian Law No. 9,613 of March 3, 1998, as amended (“Money Laundering Prevention Law”), by which legal entities engaged in the sale of high value goods are subject to obligations related to identification of customers and operations, maintenance of records and submission of reports on financial operations to the competent authorities, among others. We currently do not have a structured program to combat money laundering and are subject to the following sanctions, in the event of non-compliance with the Money Laundering Prevention Law: (i) warnings; (ii) variable monetary fine (a) not more than twice the value of the operation in question or twice the profit earned or that would presumably be earned from carrying out the operation or (b) in the total amount of R$20,000,000; (iii) the revocation or suspension of our business licenses and (iv) the cancellation or suspension of the authorization to carry out the activity, operation or functioning. The application of any of these sanctions to us could adversely affect our reputation, business, financial condition, results of operations and the trading price of our securities.
The existence of any current or past investigations, inquiries or proceedings of an administrative or judicial nature related to the violation of the Anti-Corruption Laws, against us, our managers, employees, suppliers, business partners or third parties acting on our behalf, interest or benefit may result in: (i) fines and indemnities in the administrative, civil and criminal spheres (the latter, to the administrators who contributed to the infraction); (ii) loss of unlawfully obtained benefits, including operating licenses; (iii) prohibition or suspension of our activities; and/or (iv) loss of rights to contract with the public administration, to receive incentives or tax benefits from any financing and resources from the public administration, among other applicable penalties. We may also be jointly and severally liable for the payment of a fine and full compensation for the damage due to practices contrary to the Anti-Corruption Laws caused by our controlling, controlled, affiliated or, under the respective contract, consortium companies, which could materially and adversely affect our reputation, business, financial condition and operating results, as well as impact the market price of our securities negatively.
All of these circumstances could have a material adverse effect on us. Therefore, if we are not able to keep the governance, risk management and compliance processes operating effectively, we may not be able to prevent the occurrence of fraud and/or the occurrence of other deviations, including in relation to the preparation of statements and accounting information.
The existence of lawsuits, procedures, investigations, convictions, publications or negative comments in any media vehicle or social network involving us, our direct or indirect shareholders and subsidiaries, our business, our operations, executive officers, members of our board of directors, or any third party acting on our behalf, interest or benefit, could seriously damage our reputation. The reputational risk arising from the negative perception of our brand by customers, counterparties, shareholders, subsidiaries, investors, regulators and society in general for involvement in any of the above cases can originate from several factors, including those related to non-compliance with legal obligations, inappropriate business practices related to our customers, products and services, relationships with partners with questionable ethical posture, employee misconduct, information leakage, anti-competitive practices, failures in the risk management process, among others.
Any such damages to our reputation and imposition of sanctions or other penalties may adversely affect our business, financial condition and results of operations, as well as the market price of our securities.
Our results may be adversely impacted by incorrect estimates, judgments or assumptions relating to our critical accounting policies and changes in international financial reporting standards.
The preparation of financial statements in conformity with IFRS requires our management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in our combined financial statements and accompanying notes. We base our estimates and assumptions on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of certain assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our combined financial statements and accompanying notes include those related to revenue recognition, fair value of certain assets and liabilities, share-based compensation, and income taxes, including any valuation allowance for deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts, which may result in a decline in the trading price of our securities.
Additionally, the International Accounting Standard Board, or IASB, has a calendar for approving accounting pronouncements and IFRS, which may change at any time and over which we have no interference. Therefore, we are unable to predict which and when new accounting pronouncements or new IFRS rules will be approved that may in any way impact the future financial statements prepared by us.
We regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, or changes and challenges to existing standards or their interpretation, we might be required to change our accounting policies, alter our operational policies or implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes or challenges to existing standards or in their interpretation may have an adverse effect on our business, financial condition, and results of operations, or cause an adverse deviation from our revenue and operating profit and loss target, which may negatively impact our results of operations.
Any increase in operational costs and any difficulties we encounter in recovering costs incurred by us for the performance of our activities may adversely affect us.
The profitability of our services may be adversely affected by increases in the cost of food, wages and labor, insurance, fuel, acquisition and maintenance of equipment and machines, operating inputs, waste disposal, uniforms, PPE, medical assistance, transportation, tires, tolls, change in labor, social security and tax rates, public services and other essential items for the provision of services, particularly to the extent that we cannot recover this increase in costs through increases in the prices of our services due to general economic conditions, competitive conditions or contractual provisions with customers.
Operational costs for the performance of our activities have fluctuated significantly in recent years, and substantial increases in the cost of fuels and utilities have historically resulted in cost increases for our units. We may not be able to fully recover the increases in these costs, which could adversely affect our profitability.
In addition, contractual, economic, competitive or market-specific conditions may limit our ability to increase the prices of our services. As a result of these factors, we may not be able to pass through any increases in costs to provide our services, improve operating margins and obtain adequate investment returns through price increases. We may also lose customers to lower-priced competitors and new competitors may enter our markets as we increase prices, directly impacting our financial balance.
We may face potential conflicts of interest in negotiations with related parties.
We generate revenues and incur costs and expenses in relation to related-party transactions, including under the Cost Sharing Agreement, as well as certain lease and loan agreements. These transactions can give rise to potential conflicts of interest. Conflicts of interest continue to be a significant area of focus for regulators, investors and the media. A failure to appropriately deal with these potential conflicts could negatively impact our reputation and result in potential litigation or regulatory action against us.
We cannot guarantee that our related-party transaction policy is or will be effective to avoid potential conflicts of interest between us, our shareholders, members of our management and any related-parties, or that any such party has complied or will strictly comply with good governance practices and rules to deal with conflicts of interest. The perception of non-compliance with such requirements or policies could harm our reputation and adversely affect our business, financial condition and results of operations.

For additional information regarding transactions between related parties and our related party transactions policy, see “Certain Emergencia Relationships and Related Party Transactions.”
We are a holding company and depend on the operational results of our subsidiaries.
We are a holding company and therefore depend on the results of operations of our subsidiaries and controlled companies. Our ability to meet our debt service and other obligations depends not only on our cash flow generation, but also on the cash flow generation of our subsidiaries, controlled companies and their subsidiaries, and their ability to make cash available to us in the form of interest payments, equity, debt repayment and dividend distributions, among others.
Legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries and controlled companies. If this limitation occurs, we may be unable to make the required payments of principal and interest on our debt instruments, or to honor our obligations. In addition, with respect to our Brazilian subsidiaries, the income tax exemption on the distribution of dividends provided for in the current Brazilian legislation may be amended, and dividends may be taxed in the future, adversely affecting us, given that taxes may be due on the distribution of dividends by our Brazilian subsidiaries.
Any adverse change in the business, financial condition or results of operations of our subsidiaries and controlled companies could adversely and materially affect our business, financial condition and results of operations.
We may be liable for environmental, tax, labor and social security obligations of suppliers or service providers.
We work with suppliers in various fields of activity and we cannot guarantee that such suppliers will be in full compliance with laws and regulations governing working conditions, environmental practices and sustainability, quarantine of the production chain and safety conditions, or that they will not use improper practices to reduce their costs, including corruption, money laundering or bribery. If any of our suppliers becomes involved in these practices, our reputation may be harmed and, as a result, our customers’ perception of us may be adversely affected.
In some situations, we may be jointly liable for acts of our suppliers. For example, we may be held jointly liable for environmental damages caused by our suppliers during the provision of services hired by us. In addition, under the Anti-Corruption Laws, we may be held strictly liable for acts of corruption committed by suppliers or other third parties acting on our behalf or interest, subject to applicable sanctions.
We may also be jointly and severally liable if our suppliers or third-party service providers do not comply with their obligations under the tax, labor, administrative, and social security laws and the regulations applicable to our industry, resulting in fines and other penalties that may affect us material and adversely. Further, we may be held liable for accidents within our or our customers’ facilities involving third-party employees, which could adversely affect our reputation and our business. Any labor violations, environmental damage and/or damage to third parties caused by certain service providers in the exercise of activities contracted by us, mainly within our premises, may expose us to joint liability for the repair and/or indemnification of the damage caused, including the possibility of being included as a defendant in lawsuits aiming at repairing and/or indemnifying damages caused to workers, the environment and/or third parties. Depending on the involvement in the harmful event, we will also be exposed to administrative and criminal liability and to reputational risk, which could even prevent us from taking advantage of certain incentives and/or tax benefits, contracting with the government and/or causing the removal of our directors.
Any of such factors could adversely and materially affect our business, financial condition, results of operations and reputation, in addition to impacting the price of our securities.
The use and supply of outsourced labor may subject us to joint and several liability for labor and social security liabilities.
We and our subsidiaries outsource certain ancillary activities that support our business, in addition to providing outsourced work to our customers. We do not provide benefits to these outsourced workers, who are paid directly by their employers. The use of outsourced labor subjects us to the risk that our relationship with these workers be considered an employment relationship by labor administrative and judicial authorities. In addition, according to Brazilian legislation, if our outsourced service providers fail to comply with their obligations under labor, social security, tax and/or environmental laws, we may be held jointly and severally or secondarily liable for their debts, including fines and/or other penalties, which may adversely affect us. We may also be liable for breaches of occupational health standards at our and our customers’ facilities by the employees of third parties resulting from accidents or occupational diseases, which may adversely affect our reputation as well as our business. Further, any environmental damage and/or damage to third parties caused by service providers when undergoing work engaged by us expose us to joint and several liability for redress and/or damages for harm caused.
Our operations may be affected by seasonal fluctuations and other demand factors over which we have no control.
Demand for our services can be affected by the commencement and completion of cleanup of major spills and other events, customers’ decisions to undertake remedial projects, seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers’ spending for remedial activities, the timing of regulatory decisions relating to hazardous waste management projects, changes in regulations governing the management of hazardous waste, changes in the waste processing industry towards waste minimization and the propensity for delays in the demand for remedial services, and changes in governmental regulations relevant to our diverse operations. Such impacts related to weather conditions could become more significant if climate change results in an increase in the frequency or severity of adverse weather events. We do not control such factors and, as a result, our revenue and income can vary from quarter to quarter or year to year, and past financial performance may not be a reliable indicator of future performance.
Our inability to maintain long-term business relationships with our customers at the same or higher volumes or prices and/or to renegotiate such relationships on other favorable terms could negatively affect our ability to grow and adversely affect our competitiveness and our results of operations.
We have developed long-term relationships with several customers and invest substantial amounts in machinery, equipment and specialized labor to comply with service agreements, with an average depreciation of 60 months of such machinery and equipment. If early termination occurs, for any reason, we could incur considerable losses.
Under the terms of these agreements, customers can, at any time, unilaterally terminate the contracts they have entered into with us, materially reducing the amount of business that drives our revenue. There is no guarantee that we will be able to maintain or renew existing contracts, maintain relationships with our current customers or business partners or recover amounts owed by defaulting customers or business partners. In addition, we cannot guarantee that it will be possible to replace the revenue from these contracts, as they depend on various factors outside our control, including, among others, economic conditions in the industry, credit availability, general level of government financing for environmental activities, real estate development and other industrial investment opportunities. Increased competition could also require us to alter the pricing and terms we offer to our customer.
Accordingly, the loss of one or more of our customers or long-term business partners may adversely affect our business, financial condition and results of operations.
Our business, financial condition and results of operations may be adversely affected by the various conflicting and/or onerous legal and regulatory requirements imposed on us by the countries where we operate.
Our operations are subject to extensive federal, state and municipal environmental requirements, including those related to the transportation and disposal of regulated materials and cleaning up soil and groundwater contamination. In particular, in Brazil, we are subject to the provisions of the following environmental regulations: Federal Law No. 12,305/2010; CONAMA Resolution No. 358/2005; ABNT — NBR 13.221; ANTT nº 5232/2016, NBRs 7500, 7501, 7503, 9735, 14619, Decree No. 96044 and Statute No. 204 both issued by the Transportations Ministry NBR 10.004:2004; and IBAMA Normative Instruction No. 13/2012. We are also subject to extensive environmental requirements in other jurisdictions in which we operate, including in the United States under the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act and the Oil Pollution Act.

We may not be able to fully comply with the legal and regulatory requirements to which we are subject. These legal and regulatory requirements may become more stringent in the future as a result of legislative and regulatory changes, which may cause us to incur unforeseen regulatory expenses. For example, we may need to incur additional costs to train employees and customers, purchase health and safety equipment and, in some cases, hire employees, external advisors and lawyers as a result of these changes.
The interpretation or application of existing laws and regulations, or the adoption of new laws and regulations, may require modifying or reducing our operations or replacing our facilities or equipment at a substantial cost, which we may not be able to pass onto our customers, which may negatively impact our results or may imply additional expenses in order to adapt our activities to these rules.
In addition, our industry is subject to extensive socio-environmental regulation. If the requirements imposed on our customers under federal or state laws and regulations for the handling of hazardous or radioactive waste are relaxed or applied less vigorously, the demand for our services may decrease significantly and our results of operations may be adversely affected. Conversely, if such requirements are made more stringent, certain of our customers’ operations may be constrained or become subject to greater costs, and the demand for our services may consequently decrease significantly and our results of operations may be adversely affected.
Failure to comply with socio-environmental laws and regulations, including with respect to the handling of hazardous waste, may adversely affect our business.
We are subject to extensive foreign, Brazilian federal, state and municipal laws and regulations related to the adequate handling, transportation and disposal of hazardous or radioactive waste, the preservation and protection of the environment, the handling of dangerous products, as well as those related to occupational health and safety, the prohibition of labor analogous to slavery, to the use of child labor, to not encouraging prostitution and not employing foresters. Among other obligations, laws and regulations establish standards for the disposal of effluents, atmospheric emissions, solid waste management, minimum requirements for transporting waste, noise emission parameters, as well as requirements related to specially protected areas or species of organism.
Any violations of socio-environmental laws and regulations may expose us to administrative and criminal penalties, in addition to the obligation to repair or indemnify damages caused to the environment and to third parties. In particular, the handling and transportation of hazardous waste services involve relevant environmental regulations, and any failure to comply with such regulations may adversely affect our ability to collect, process and finally dispose of hazardous waste generated by our customers. In case we are held liable for any losses or damages caused by the handling and transportation of hazardous waste, changes in environmental laws and regulations or in their interpretation could result in unforeseen changes to estimated timing and amounts for payment of such damages.
Some of these laws impose strict and, under certain circumstances, joint and several liability on current and former owners and operators of facilities that release regulated materials or that generate them and provide for their improper disposal or treatment. Such liability can also be imposed on certain other persons who release, transport, dispose of, or arrange for the disposal of hazardous substances. Such responsibilities may relate to the necessary cleaning of releases of regulated materials and the repair of environmental damage.
We are routinely inspected by government agencies, which may impose fines or other sanctions or require expenditures for remedial work. In addition, regulators have the power to suspend or revoke the permits for the operation of our facilities, equipment and vehicles based on, among other factors, our compliance record, and customers may decide not to use a specific installation of disposal or negotiate due to concerns about our compliance record. The suspension or revocation of permits would affect our operations and could have a material impact on our financial results.
Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination.
Any non-compliance and/or penalties applied within the scope of compliance with social and environmental legislation or any substantial capital expenditures made as a result of government proceedings may adversely impact our business, results, and our financial situation and reputation.

For more information about the environmental regulations to which we are subject, see “Business of Emergencia — Regulatory Overview.”
We may incur increased costs arising from compliance with new or more restrictive social and environmental laws and regulations.
Government agencies or other authorities, including environmental inspectors and control agents, may enact new stricter rules or seek more restrictive interpretations of existing socio-environmental laws and regulations. Environmental obligations, liabilities and conditions may also change depending on changes in the staff of the competent authorities, as well as in jurisprudence. As a result of any such changes, our investments and expenses necessary to comply with environmental legislation may increase substantially, which may require us to employ additional resources to adapt to the eventual new requirements of these agencies and environmental authorities. Any action in this regard by government agencies could adversely affect our business and have a material adverse effect on us.
For more information about the environmental regulations to which we are subject, see “Business of Emergencia — Regulatory Overview.”
Risks Relating to the Markets Where We Operate
Our international presence subjects us to a variety of risks arising from doing business internationally.
We operate in 16 countries, having generated 40.7%, 25.6%, 17.6% and 16.1% of our net revenues in North America, Brazil, Latin America (excluding Brazil) and Europe, respectively, for the year ended December 31, 2021. In addition, as of December 31, 2021, 69% of our non-current assets other than financial instruments and deferred tax assets are located outside of Brazil. Our international footprint exposes us to a variety of risks that may adversely affect our results of operations, financial condition, liquidity and cash flows. These include, but may not be limited to, the following:
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periodic economic downturns in the countries in which we do business, measured by gross domestic product, including as a result of the COVID-19 pandemic;

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foreign exchange fluctuation and imposition of or increases in currency exchange controls and hard currency shortages;

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customs matters and changes in trade policy or tariff regulations;

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changes in regulatory requirements in the countries in which we do business;

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changes in tax regulations, higher tax rates in certain jurisdictions and potentially adverse tax consequences including restrictions on repatriating earnings, adverse tax withholding requirements and “double taxation”;

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complexities around changes in the still developing relationship between the U.K. and the EU arising out of the U.K.’s withdrawal from the EU;

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longer payment cycles and difficulty in collecting accounts receivable;

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complexities in complying with a variety of Brazilian, U.S. and foreign government laws, controls and regulations;

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political, economic and social instability, including general strikes and mass demonstrations, civil and political unrest, terrorist actions and armed hostilities in the regions or countries in which, or adjacent to which, we do business;

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increasingly complex laws and regulations concerning privacy and data security, including the Brazilian LGPD and EU’s GDPR;

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inflation rates in the countries in which we do business;

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complying with complex labor laws in foreign jurisdictions;

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laws in various international jurisdictions that limit the right and ability of subsidiaries to pay dividends and remit earnings to affiliated companies unless specified conditions are met;

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sovereign risk related to international governments, including, but not limited to, governments stopping interest payments or repudiating their debt, nationalizing private businesses or altering foreign exchange regulations;

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uncertainties arising from local business practices, cultural considerations and international political and trade tensions;

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public health issues or other calamities impacting regions or countries in which we operate, including travel to and/or imports or exports to or from such regions or countries; and

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other political, diplomatic, social and economic events that may occur in the country or affecting the country where each business is headquartered.

These risks may further increase as we continue to adopt our international expansion strategy. If we are unable to successfully manage the risks associated with our international business, our results of operations, financial condition, liquidity and cash flows may be negatively impacted.
Governments have a high degree of influence in the economies of emerging markets where we operate, which could adversely affect our results of operations.
Our operations in Brazil and Latin America (excluding Brazil) accounted, respectively, for 25.6% and 17.6% of our net revenues for the year ended December 31, 2021 (42.9% and 28.8% for the year ended December 31, 2020). Governments in Latin American have exerted and continue to exert significant influence on the economy, occasionally making significant changes in monetary, credit, industry regulations and others. Government actions to control inflation and other policies and regulations often involve, among other measures, price controls, currency devaluations, capital controls and limits on imports.
In particular, the Brazilian economy has suffered frequent interventions by the Brazilian federal government, which sometimes makes significant changes in its monetary, credit, tariff, tax and other policies and rules, in order to influence the Brazilian economy. Measures taken by the Brazilian federal government to control inflation, in addition to other policies and regulations, often involve raising interest rates, changing fiscal policies, controlling wages and prices, intervening in the foreign exchange market, currency devaluations, blocking access to bank accounts, controlling capital and limiting imports, among other measures.
In Chile, the government has changed in the past and has the ability to change monetary, fiscal, tax and other policies to influence the Chilean economy.
We have no control over, and cannot predict, what government measures or policies the Brazilian federal or other Latin American governments will take in the future, and how these measures and policies will affect the national and regional economy of Latin American countries. We may be materially and adversely affected by changes in policies or regulations that involve or affect certain factors, such as:
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interest rates;

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foreign exchange controls and restrictions on abroad remittances and payments of dividends;

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monetary policy;

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labor laws or jurisprudence positions;

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changing labor, legal and regulatory standards;

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data protection laws or regulations;

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intellectual property;

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inflation;

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liquidity and solvency of the financial system;

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liquidity of domestic financial and capital markets and availability of domestic loans;

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water and energy rationing;

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commodity prices;

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health policies, including due to epidemics and pandemics, such as the current COVID-19 pandemic;

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fiscal policy, tax policy and changes in tax legislation, including royalties and the effect of tax laws on distributions from our subsidiaries;

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import/export restrictions or other laws and policies that affect foreign trade and investments;

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price controls or pricing regulations; and

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takings or nationalization.

Uncertainty over the implementation of policy or regulatory changes by the Brazilian or other Latin American governments creates instability in the region’s economy, increasing the volatility of its securities market. This scenario is further aggravated when analyzed together with the impacts of the COVID-19 pandemic. These uncertainties, the recession with a period of slow recovery and other future developments in the Brazilian and Latin American economy could adversely affect our business and, consequently, our financial condition and operating results, and could adversely affect the trading price of our securities.
Economic uncertainties and political instability in the Latin American countries in which we operate, in particular Brazil and Chile, may adversely affect our business, operations and financial condition and that of our subsidiaries.
Countries in Latin America have experienced periods of economic and political instability in recent years. Unfavorable general economic conditions in the past, including the 2008 financial crisis that affected the global banking system and financial markets, have caused economic slowdown and a decrease in the amount of foreign capital invested in emerging markets, including Latin America. This in turn has caused many emerging markets, including Latin America, to decline in value and has led to the depreciation of emerging market currencies against the U.S. dollar. As international investors’ reactions to events that occur in one market sometimes affect other regions or disadvantage certain investments, the Latin American economy could be adversely affected by negative economic or financial developments in other countries, such as those related to the current outbreak of COVID-19. Negative developments in Latin America or other emerging markets or developed economies could affect the decisions to hire service providers and the demand for the services offered by us, with a potential reduction in the number of customers.
Brazilian markets have been experiencing increased volatility due to uncertainties arising from investigations conducted by the Brazilian Federal Police and the Brazilian Federal Public Ministry, including “Operação Lava Jato.” Such investigations have impacted the Brazilian economy and political environment. Members of the Brazilian federal government and the legislative power, as well as executives of large public and private companies, were convicted of corruption for accepting bribes through kickbacks in contracts awarded by the government to infrastructure, oil and gas, construction companies, among others. The amounts of these bribes allegedly financed political party campaigns and were not accounted for or publicly disclosed, serving to promote the personal enrichment of beneficiaries of the corruption scheme. As a result, several politicians, including members of the Brazilian National Congress and executives of large Brazilian public and private companies, have resigned from their positions and/or been arrested, and others are still being investigated for allegations of unethical and illegal conduct identified during such investigations.
The potential outcome of this and other investigations is uncertain, but they have already adversely affected the image and reputation of the companies involved, as well as the market’s general perception of the Brazilian economy. The development of these cases of unethical conduct has affected and may continue to adversely affect our business, financial condition and results of operations, as well as the trading price of our securities. We cannot predict whether the ongoing investigations will lead to further political and economic instability, nor whether new allegations against government officials and executives or private companies will emerge in the future. We also cannot predict the results of these investigations, nor the impact on the Brazilian economy or the Brazilian stock market.
Any consequences of these investigations could materially and adversely affect the business environment in Brazil and our activities. Further political instability has been exacerbated by the Brazilian polarized presidential election held in October 2022. After having his criminal convictions related to Operação Lava Jato overturned and his political rights restored by the Brazilian Supreme Court, former Brazilian president Luiz Inácio Lula da Silva ran for office in the presidential election and narrowly defeated President Bolsonaro. Luiz Inácio Lula da Silva took office on January 1, 2023. In the aftermath of the November 2022 presidential election, there have been countrywide roadblocks and protests by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2022, in riots in the country’s federal capital Brasilia where protesters stormed government buildings, including the Congress, the Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months and what resulting impacts may occur to adversely affect our business operations or the safety of our employees, our customers, and the communities in which we operate.
We cannot predict which policies the incoming president may adopt or change during his term in office, or the effect that any such policies might have on our business and on the Brazilian economy. Moreover, any difficulty experienced by the Brazilian federal government in obtaining a majority in the national congress could result in congressional deadlock, political unrest and massive demonstrations or strikes that could adversely affect our operations. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic instability and increase the volatility of the Brazilian securities market.
We are also exposed to economic and political volatility in Chile. The Chilean economy has recently experienced a slowdown, and we cannot assure you that the Chilean economy will grow in the future or that future developments that affect the Chilean economy, including economic difficulties in Brazil, Argentina and other emerging markets or financial markets from developed economies, will not impair our ability to proceed with our Chilean operations.
Further, starting in October 2019, Chile began to experience social turmoil, initially because of a fare hike in Santiago’s metro system. Student and civil protestors damaged public property and the private sector and disrupted institutions and commerce. The government initially declared a 90-day state of emergency, extendable as needed, and at the same time launched several political, social and economic reforms, and approved the calling of a national referendum. However, the state of emergency lasted less than ten days. On October 25, 2020, a constitutional referendum was held, in which about 80% of voters elected to replace the Chilean Constitution. The 2019 civil unrest led to the victory of left-wing Gabriel Boric in the December 2021 presidential elections. Mr. Boric was sworn in as president in March 2022. In September 2022, almost 62% of Chileans voted to reject the left-leaning draft of a new constitution proposed by the constituent assembly and backed by President Boric, which was perceived to be less market-friendly and to create legal uncertainty. There can be no assurance that the recent changes in the Chilean administration, its Constitution or any future civil unrest will not adversely affect our business, operating results and financial condition in Chile.
In general, emerging markets such as Brazil, Chile or other Latin American countries are also exposed to relatively higher risks of liquidity constraints, inflation, devaluation, price volatility, corruption, crime, asset expropriation and sovereign default, as well as additional legal and regulatory risks and uncertainties.
Economic uncertainty and political uncertainty in Brazil, Chile or other Latin American countries could materially and adversely affect the business environment in these countries and affect us disproportionately or differently than our competitors, depending on our specific exposure to any particular emerging market, which could have a material adverse effect on our business, operating income, financial condition and prospects.
Political, economic and social events and the perception of risks in other countries, especially in emerging economy countries and in the United States, China and the European Union, may adversely affect the economy of the countries in which we operate and the market price of our securities.
Our Latin American operations may be affected, to varying degrees, by economic and market conditions in other countries, including the United States, European Union countries and other emerging economies. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Latin American countries may be harmed. For example, we are subject to impacts resulting from the current war between Ukraine and Russia. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, an escalation in political tensions between the United States, Iran and Iraq, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Iran, Iraq, and European countries could cause the price of oil to increase even further. Finally, these tensions can generate political and economic instability around the world, directly impacting the stock markets.
The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty result from the current COVID-19 pandemic. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.
Further, trade disputes between countries, in particular the current dispute between the United States and China, global outbreaks of communicable diseases such as COVID-19, crises in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have affected and may affect the global economy, producing several effects that, directly or indirectly, negatively impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.
Given our exposure to Latin American economies, any such factors can reduce investor interest in our securities. Crises, political instability or economic conditions in other countries could make it more difficult for us to access the capital markets and finance our operations in the future, on favorable terms or at all, may significantly affect the perceptions of risks inherent in Brazil and may result in considerable outflows of funds from Brazil, decreasing the amount of investments in Brazil.
Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.
The Latin American currencies have experienced in the past and are currently experiencing strong fluctuations against the dollar and other strong currencies.
In Brazil, over the past four decades, the federal government implemented various economic plans and used various foreign exchange policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), floating exchange market systems, foreign exchange controls and the dual exchange market. Since 1999, Brazil has adopted a floating foreign exchange system with Central Bank interventions in the purchase or sale of foreign currency. From time to time, there have been significant foreign exchange rate fluctuations between the real and the dollar and other currencies.
Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The real depreciated against the U.S. dollar by 47.0% at year-end 2015 as compared to year-end 2014. The real/ U.S. dollar exchange rate reported by the Central Bank was R$3.904 per U.S. dollar on December 31, 2015 and R$3.259 per U.S. dollar on December 31, 2016, which reflected a 16.5% appreciation in the real against the U.S. dollar during 2016. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.308 per U.S. dollar on December 31, 2017, which reflected a 1.5% depreciation in the real against the U.S. dollar during 2017. The real/U.S. dollar exchange rate reported by the Central Bank was R$3.875 per US$1.00 on December 31, 2018, which reflected a 17.1% depreciation in the real against the U.S. dollar during 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation in the real against the U.S. dollar during 2019. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 28.9% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.580 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation in the real against the U.S. dollar during 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.238 per US$1.00 on June 30, 2022, which reflected a 13.5% appreciation in the real against the U.S. dollar as compared to December 31, 2021. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.
The devaluation of the real and other Latin American currencies relative to the U.S. dollar could create additional inflationary pressures in Brazil and Latin America and lead to increases in interest rates. Any depreciation of these currencies may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the Brazilian and Latin American economy and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on the Brazilian and Latin American economy. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of Latin American currencies relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth, which could negatively affect the economy of Latin American countries as a whole and our results, due to the contraction in consumption and the increase in its costs.
On the other hand, the appreciation of the Latin American currencies relative to the U.S. dollar and other foreign currencies could lead to the deterioration of the region’s current accounts and balance of payments, as well as a weakening in the growth of the gross domestic product generated by exports. It could also have an adverse impact in our financial condition and results of operations due to translation risk.
We do not exercise any influence on the exchange policy adopted in Brazil or other Latin American countries, nor do we have the capacity to predict it. Our business, financial condition, results of operations and prospects could be negatively affected by changes in such foreign exchange rate policies.
Inflation and government efforts to curb it may contribute to an uncertain economic scenario, adversely affecting us and the market price of our securities.
General inflation, including rising prices for energy and other inputs as well as rising wages may negatively impact our business by increasing our operating costs. The cost of materials, fuel, labor and other components of our operating costs used in our services are affected by inflation and global commodity prices. We may mitigate this risk through passing along price increases to our customers. However, we may not always be able to raise prices in response to increased costs or may experience delays in passing through such costs, as our ability to do so is largely dependent upon market conditions and competitive market pressures. These inflationary cost pressures have resulted and may result in reductions in our operating margins and cash flows in the future.
General inflation in the United States, Europe and other geographies has risen to levels not experienced in recent decades. These concerns have resulted in an increase of interest rates and the respective governments and institutions taking and contemplating other measures to curb inflation, which in turn has negatively impacted the capital markets generally.
Latin American countries have historically experienced high rates of inflation from time to time, which have, together with certain actions taken by the Latin American government in an attempt to curb inflation and speculation about what measures would be adopted, negative effects on the Latin American countries economy and contributed to economic uncertainty, increasing the volatility of the Latin American capital markets.
In Brazil, according to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), Brazilian inflation rates were 10.42%, 4.52% and 4.31% as of December 31, 2021, 2020 and 2019, respectively, and the annual inflation rate as of June 30, 2022 was 11.89%. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our securities. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. The Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the official interest rate in Brazil oscillated from 14.25% as of December 31, 2015 to 2.00% as of December 31, 2020, as established by the COPOM. On March 17, 2021, the SELIC rate target was raised to 2.75% p.a. with further increases throughout the year, reaching 9.25% p.a. by the end of 2021. In 2022, the COPOM kept raising the SELIC rate target, which reached 13.25% by June 2022. The increase in interest rates will affect not only the cost of our new loans and financing, but also the cost of our current debt, as well as our cash and cash equivalents, securities and payable leases, which are subject to interest rates.
In Chile, the annual rates of inflation, measured by changes in the CPI, in 2017, 2018, 2019, 2020 and 2021 were 2.3%, 2.6%, 2.2%, 3.1% and 7.2%, respectively. Higher levels of inflation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations if high inflation is not accompanied by a corresponding devaluation of the local currency. It is not possible to guarantee or predict that Chilean inflation will not revert to previous levels in the future. In addition, measures taken by the Central Bank of Chile to control inflation often included maintaining a tight monetary policy with high interest rates, thus restricting the availability of credit and economic growth. A significant portion of our operating costs are denominated in U.S. dollars and could, therefore, be significantly affected by a decrease in economic activity levels in Chile. If inflation in Chile increased without a corresponding depreciation of the peso, or if the amount of the peso appreciated against the dollar without the peso experiencing a corresponding deflation in Chile, our financial position and operating results, as well as the value of our securities, could be materially and adversely affected.
Any fluctuations in interest rates and measures taken by the U.S., EU, Latin American and other governments in the future, including reducing interest rates, intervening in the foreign exchange market and implementing mechanisms to adjust or determine currency amount, could trigger inflation, adversely affecting the overall performance of global and national economies. If the countries where we operate experience higher inflation in the future, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on their cost structure, which will increase our costs and reduce our operating and net margins.
Our operating results may be impacted by changes in tax legislation, unfavorable results from tax contingencies or by the modification, suspension or cancellation of tax benefits or special regimes.
Latin American tax authorities regularly implement changes in the tax regime that could affect us. These measures include changes in current rates and, occasionally, the creation of temporary and permanent taxes. Some of these changes may increase, directly or indirectly, our tax burden, which may increase the prices we charge for our services, restrict our ability to do business and, therefore, materially and adversely impact our business and results of operations. In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If tax authorities interpret tax laws in a manner inconsistent with our interpretations, we may be adversely affected, including by the full payment of taxes due, plus charges and penalties.
Currently, there are proposals in the Brazilian Congress for the implementation of a Brazilian tax reform. Among the proposals under discussion, there is the possibility of a complete change in the consumption tax system, which would extinguish three federal taxes — IPI, PIS and COFINS, the ICMS, which is a state tax, and the ISS, which is a municipal tax, to create a new Tax on Transactions with Goods and Services, or the IBS, that would be levied on consumption. Furthermore, the Brazilian federal government presented, through Bill No. 3887/2020, a new proposal for the Brazilian tax reform for the creation of the Social Contribution on Transactions with Goods and Services, or the CBS, replacing the contributions of the PIS and the COFINS, providing for a 12% rate, with ample right to credit. More recently, the Brazilian federal government introduced Bill No. 2337/2021, also called the “second phase” of the Brazilian tax reform, which relates to income taxation, including dividend taxation, adjustments in calculation basis and corporate tax rates, changes in taxation of income and gains related to investments in the Brazilian capital markets (i.e., taxation of financial assets and investment funds, etc.), among others. The implementation of the Brazilian tax reform is subject to the legislative process, which includes evaluation, voting, veto and amendments, all carried out by the legislative branch, the Brazilian national congress and the Brazilian president. Therefore, it is not possible to determine, at the outset, which proposed changes will be effectively implemented and how they may directly or indirectly affect our business and results, which would come into effect in the year following the conversion of such projects into law. If the Brazilian tax reform takes effect or if there are any changes in the applicable tax laws and regulations that alter the applicable taxes or special regimes during or after their effective periods, our business and results may be adversely affected.
In Chile, over the past decade, several substantial changes have been made to the income tax system, including increases in corporate and personal income tax rates. In February 2020, the Chilean Congress passed Law No. 21,210 (the “2020 Chilean Tax Reform”), including several amendments to the Chilean tax system. Among these amendments, the 2020 Chilean Tax Reform provides for (i) the elimination, effective from January 1, 2020, of the coexistence of the attributed income tax system and the consolidation of a partially integrated single tax system for large companies, which was created in 2014, with an income tax rate of 27%, (ii) the creation of a new special tax regime for small and medium-sized companies, with an income tax rate of 25% that can be fully integrated into final taxes, (iii) phasing out the tax refunds that Chilean holding companies could claim for corporate taxes paid by their Chilean subsidiaries as a result of absorbing the holding companies’ tax losses with dividends received from such subsidiaries, (iv) increasing the maximum rate of taxes to 40% for personal income tax applicable to resident individuals, (v) application of VAT to foreign digital services used in Chile and (vi) stricter requirements for private investment funds to benefit from preferential tax treatment. Based on Chile’s current social and political environment following the civil unrest that began in October 2019, the Chilean government may introduce further tax reforms aimed at limiting tax exemptions and/or preferential tax treatments. The 2020 Chilean Tax Reform and the interpretation of the RSI (the Chilean tax authority), or the potential approval of future tax reforms, may have other consequences for us, and there can be no guarantee that the current tax burden will not be adjusted in the future to finance future social reforms promoted by the Chilean government or to achieve other purposes.
Further changes in the tax laws of the jurisdictions in which we operate could arise as a result of the base erosion and profit shifting project being undertaken by the OECD. The OECD, which represents a coalition of member countries that includes Chile, Colombia and the United States, has undertaken studies and is publishing action plans that include recommendations aimed at addressing what they believe are issues within tax systems that may lead to tax avoidance by companies. The OECD has extended inclusion to non-OECD countries under their Inclusive Framework on Base Erosion and Profit Shifting, or BEPS, bringing together over 100 countries to collaborate on the implementation of the OECD BEPS Package. This framework allows interested countries and jurisdictions to work with the OECD and G20 members on developing standards on BEPS-related issues and reviewing and monitoring the implementation of the whole BEPS Package. Included within this expanded group of countries are several additional jurisdictions in which we do business. It is possible that the additional jurisdictions in which we do business could react to these initiatives or their own concerns by enacting tax legislation that could adversely affect us or our shareholders through increasing our tax liabilities.
Besides changes in tax legislation, we are subject to inspections by tax authorities at the various jurisdictions in which we operate. As a result of such inspections, our tax positions may be questioned by the tax authorities, which can result in legal and administrative proceedings. For example, Brazilian tax authorities regularly inspect companies and have recently intensified the number of inspections they conduct, showing particular concern for certain matters such as inventory control, goodwill amortization expenses, corporate restructuring and tax planning, among others. Any legal and administrative proceedings relating to tax matters may adversely affect us. We cannot guarantee that the provisions for any tax proceedings will be correct, that there will be no identification of additional tax exposure, and that it will not be necessary to establish additional tax reserves for any tax exposure. Any increase in the amount of taxation as a result of challenges to tax positions could adversely affect our business, results of operations and financial condition.

Outbreaks of communicable diseases worldwide, such as COVID-19, could lead to greater volatility in the global capital markets and result in negative pressure on the global and local economy of the markets where we operate, which could have an adverse effect on our results of operations and financial condition and affect the trading price of our securities.
On March 11, 2020, the WHO declared the pandemic arising from COVID-19, leaving it up to member-countries to establish the best practices for preventive actions and treatment of those infected. Consequently, the COVID-19 outbreak resulted in restrictive measures involving the movement of people imposed by governments of several countries in the face of the extensive and rapid spread of the virus, including quarantine and lockdowns around the world. Among the consequences of these measures, there were restrictions on travel and public transportation, extended closures of workplaces, interruptions to supply chains, closures of businesses and an overall reduction in consumption by the population. The adoption of the measures described above, together with the uncertainty brought about by the COVID-19 outbreak, have had an adverse impact on the global economy and on the global capital markets, including in Brazil and Latin America. Similar impacts to those described above could arise again, generating fluctuations in the trading price of securities around the world, including the trading price of New Pubco’s securities.
The COVID-19 outbreak has and a significant outbreak of other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, could be materially and adversely affected. Any material change in the global financial markets or in the Latin American or Brazilian economy as a result of any such outbreak could reduce the interest of Brazilian and foreign investors in New PubCo’s securities, which could reduce their market price and make it difficult for us to access the capital markets and finance our operations in the future on acceptable terms.
The extent to which COVID-19 will still impact the global and local economy of the markets where we operate will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning new strains of COVID-19 and the severity of the actions to contain COVID-19 or treat its impact, particularly the effectiveness and distribution of one or more vaccines, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, our financial condition and results of operations may be materially adversely affected.
Any further decline in Brazil’s credit rating could adversely affect the trading price of our securities.
We may be adversely affected by investors’ perception of risks related to the credit rating of Brazil’s sovereign debt. Risk rating agencies regularly assess Brazil and its sovereign risk scores, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, debt metrics and the prospect of changes in any of these factors.
In September 2015, Standard & Poor’s initiated a review of Brazil’s sovereign credit risk rating, downgrading it to a grade below “investment grade.” Since then, Brazil has suffered successive downgrades in its rating by the three major risk rating agencies in the world. As of the date of this prospectus/proxy statement, Standard & Poor’s, Moody’s and Fitch rated Brazil’s sovereign credit rating as BB-stable, Ba2 stable and BB-stable, respectively.
Continuing or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further downgrades. We cannot guarantee that credit bureaus will maintain these ratings on Brazilian credit. Any further downgrade of Brazil’s sovereign credit ratings could increase investors’ perception of risk and, as a result, negatively affect the price of our securities.
Changes in legislation and regulations in Chile may have an adverse effect on our business.
Our Chilean subsidiaries are subject to a certain set of Chilean laws and regulations, and there can be no assurance that such laws and regulations will remain unchanged. Changes in legislation, whether due to the repeal of existing legislation, the imposition of additional regulation, the enactment of new applicable legislation or changes in official interpretations of existing rules by the competent authorities, may affect our Chilean subsidiaries’ way of conducting their business and may have an adverse effect on our business.

In the past, the Chilean government has modified, and has the ability to modify laws, monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over government policies and cannot predict how government intervention will affect the Chilean economy or, directly and indirectly, our business, results of operations and financial condition. For example, as part of the COVID-19 economic and financial aid package promulgated by the Chilean Congress, since July 30, 2020, three laws (Law No. 21,248; Law No. 21,295; and Law No. 21, 330) have been passed to allow affiliates of the private pension system governed by Decree Law No. 3,500, to withdraw funds (up to 10% each time, subject to certain limitations) from their personal pension funds accounts. Currently, the Chilean Congress is discussing a new withdraw of pension funds.
Industry laws and regulations change at the national, regional and local levels, and these changes can impose costs and other difficulties that can prevent our Chilean subsidiaries from properly developing their business and achieving expected results. In addition, any change in regulation, the interpretation of existing regulations, the imposition of additional regulations or the enactment of new legislation that affects any of the companies could have an adverse impact, directly or indirectly, on the financial condition and results of operations.
For example, there have been some legislative efforts in labor matters that could affect the operational costs of our Chilean subsidiaries. For instance, there are several bills under discussion to shorten the work week from 5-6 days to 4 days a week, and from 45 hours to 40-38 weekly hours, with no salary decrease. There is also discussion to force companies to distribute among eligible employees, between 8% to 15% of a company’s profits (depending on the company’s size), subject to certain limits. Likewise, the minimum wage was recently increased to Ch$350,000/month under a government plan that intends to gradually increase it to up to Ch$500,000/month. Furthermore, the proposed Constitution, which is reportedly less market friendly, will be voted on in September 2022. These changes, and other that may arise in the future, could impact labor costs associated with our operations and affect our income.
A severe earthquake or tsunami in Chile could negatively affect the Chilean economy and our facilities and, as a result, negatively impact our business, financial condition and consolidated operating results.
Chile is on the Nazca tectonic plate, one of the most seismically active regions in the world. Chile has been adversely affected by powerful earthquakes in the past, including a magnitude 8.8 Richter scale earthquake in south-central regions in 2010, and a magnitude 8.3 Richter Scale earthquake in northern Chile in 2014 that caused several blackouts due to damage to the local electricity distribution network, and a magnitude 8.4 Richter Scale earthquake in northern Chile in 2015. An earthquake of magnitude 9.5 Richter Scale occurred in Valdivia, Chile, in 1960, which remains the largest recorded earthquake in modern history.
A severe earthquake or tsunami in Chile could damage our facilities and have an adverse impact on the Chilean economy and us, including our business, financial condition and consolidated operating results. Our facilities are also susceptible to damage from fire and other catastrophic disasters arising from natural or man-made accidental causes, as well as acts of terrorism and health pandemics or other contagious outbreaks. A catastrophic event could cause disruption to our business, significant reductions in our revenues or significant additional costs.
Under a constitutional provision, the Chilean government has the power to seize or expropriate our assets under certain circumstances.
Pursuant to Article 19 No. 24 of the Chilean Constitution, the Chilean government may exercise its eminent domain powers over our assets, if the government considers the action required in order to protect public interests. According to Decree-Law (Decreto con Fuerza de Ley) No. 2186 of 1978, eminent domain powers can be exercised through a process of administrative expropriation, the result of which can be appealed to a civil court. In the event of expropriation, we would be entitled to compensation for the expropriated assets. However, the offset may be less than the price at which the expropriated asset could be sold in an open market sale or the asset’s value as part of an ongoing deal.

Risks Relating to the WOB Acquisition
We may be unable to successfully integrate Witt O’Brien’s operations or to fully realize targeted synergies, revenues and other expected benefits of the WOB Acquisition.
Through the WOB Acquisition, we aim to expand our business into new markets, in particular in North America. Achieving the expected benefits of the proposed WOB Acquisition will depend on the timely and efficient integration of Witt O’Brien’s operations, business cultures, marketing practices, branding and personnel. This integration may not be completed as quickly and smoothly as expected. The challenges involved in the integration include, among others, the following:
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increasing the scope, geographic diversity and complexity of our operations;

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integrating Witt O’Brien’s’ command center and offices to our existing operations;

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rebranding Witt O’Brien’s and devising a coherent marketing strategy in the U.S. market and Witt O’Brien’s’ other markets;

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managing employee attrition and potential disruptions in our business;

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retaining our or Witt O’Brien’s’ key customers, or both;

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retaining our or Witt O’Brien’s’ key executives and employees;

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the potential impact on the relationships between us, industry partners, service providers and other third parties;

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distracting both companies’ managements from our ongoing operations;

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aligning Witt O’Brien’s’ standards, processes, procedures and controls with ours;

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integrating our various systems, including those involving management information, accounting and finance, information technology, sales, billing, employee benefits, payroll and regulatory compliance; and

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facing other material risks not detected in the due diligence process.

If any of the risks discussed were to materialize, this could disrupt our operations and cause the integration of Witt O’Brien’s to become more onerous, time-consuming and costly than anticipated. In addition, the potential benefits of the acquisition of Witt O’Brien’s may not be realized to the full extent, in a timely fashion or at all. In particular, we may not be able to capitalize on the expected opportunities for cost and sales synergies.
Representations and warranties, covenants and claims for damages under the WOB SPA are limited in scope and amount and are subject to time limits.
All representations and warranties claims and claims for damages that we may have against the WOB Sellers under the WOB SPA are subject to customary scope, amount and time limitations and qualifications. There is no certainty that our contractual protections under the WOB SPA will be sufficient to ensure we will be able to recover all claims we may have against the WOB Sellers.
The WOB Acquisition may expose us to liabilities and contingencies, including as a result of the Deepwater Horizon/BP Macondo Incident, which became potential liabilities for us as a result of the completion of the WOB Acquisition.
Witt O’Brien’s is party to certain lawsuits and other proceedings involving a significant amount. On April 22, 2010, the Deepwater Horizon, a semi-submersible deep-water drilling rig operating in the U.S. Gulf of Mexico, sank after an apparent blowout and fire resulting in a significant flow of hydrocarbons from the BP Macondo well (the “Deepwater Horizon/BP Macondo Well Incident”). Seacor provided spill and emergency response services in connection with the Deepwater Horizon/BP Macondo Well Incident. In December 2010, O’Brien’s Response Management, L.L.C. (former Witt O’Brien’s) was named as defendant among multiple parties in several claims arising from the Deepwater Horizon/BP Macondo Well Incident, including a putative class “B3” master complaint concerning the clean-up activities generally and the use of dispersants specifically as well as individual civil actions alleging “B3” exposure-based injuries and/or damages. Although all claims against Witt O’Brien’s have been dismissed by the U.S. District Court of the Eastern District of Louisiana (the “Court”), the “B3” master complaint is still pending and there is no certainty that current defendants will not try to tender any of the ongoing plaintiff’s claims to Witt O’Brien’s.
In addition, in connection with claims relating to clean-up operations following the Deepwater Horizon/BP Macondo Well Incident, BP Exploration & Production, Inc. and BP America Production Company (together, “BP”) acknowledged and agreed to indemnify and defend Witt O’Brien’s pursuant and subject to certain contractual agreements and potential limitations. No assurance can be given that the BP will honor its obligation to indemnify Witt O’Brien’s under these arrangements.
On February 12, 2014, BP entered into a class action settlement that would resolve, among other things, clean-up related personal injury claims against BP. Although Witt O’Brien’s was not a party thereto, such settlement set forth a back-end litigation option for class members to pursue individual claims against BP for “later-manifested physical conditions” as well as BP’s right to seek indemnity from any third party, to the extent BP has a valid indemnity right. BP has tendered several claims for indemnity pursuant to the settlement to Witt O’Brien’s, most of which have been dismissed with prejudice, as well as personal injury claims being pursued by plaintiffs who opted out of the settlement. Witt O’Brien’s plans to continue disputing BP’s right to any indemnification for the remaining claims.
If BP were to fail to honor its contractual obligations or if the courts were to decide in favor of BP with respect to the disputed claims, Witt O’Brien’s may be faced with significant monetary payments that could materially and adversely affect its financial position, results of operations and cash flows.
In addition, Witt O’Brien’s may have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Witt O’Brien’s. We may learn additional information about Witt O’Brien’s that materially adversely affects us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.
The indemnities that we may receive from the WOB Sellers under the WOB SPA may be insufficient to protect or indemnify us for any liabilities and contingencies that we did not identify during the due diligence process or that were identified but were estimated to be lower than the actual amounts. If we incur significant costs as a result of such liabilities or contingencies, our business, financial condition and results of operations may be adversely affected.
Witt O’Brien’s could incur liabilities in connection with its provision of spill response services.
Although companies are generally exempt in the United States from liability under the Clean Water Act (“CWA”) for their own actions and omissions in providing spill response services for oil spills, this exemption would not apply if a company were found to have been grossly negligent or to have engaged in willful misconduct, or if it were to have failed to provide these services consistent with the National Contingency Plan or as otherwise directed under the CWA. In addition, the exemption under the CWA would not protect a company against liability for personal injury or wrongful death claims, or against prosecution under other federal or state laws. All of the coastal states of the United States in which Witt O’Brien’s provides services have adopted similar exemptions, but, several inland states have not. If a court or other applicable authority were to determine that Witt O’Brien’s does not benefit from federal or state exemptions from liability in providing emergency response services, or if the other defenses asserted by Witt O’Brien’s and its business segments are rejected, Witt O’Brien’s could be liable together with the local contractor and the responsible party for any resulting damages, including damages caused by others, subject to the indemnification provisions and other liability terms and conditions negotiated with its domestic customers. In the international market, Witt O’Brien’s does not benefit from the spill response liability protection provided by the CWA and, therefore, is subject to any protections available under the liability terms and conditions negotiated with its international clients, in addition to any other defenses available to Witt O’Brien’s and its business segments. If Congress repeals the current US$137.6595 million cap for non-reclamation liabilities under the Oil Pollution Act of 1990 for offshore facilities or otherwise scales back the protections afforded to contractors thereunder, there may be increased exposure for remediation work and the cost for securing insurance for such work may become prohibitively expensive. Without affordable insurance and appropriate legislative regulation limiting liability, drilling, exploration, remediation and further investment in oil and gas exploration in the U.S. Gulf of Mexico may be discouraged and thus reduce the demand for Witt O’Brien’s’ services.
Emergencia may incur additional costs in relation to Witt O’Brien’s internal controls and information systems.
Emergencia’s management’s report on internal controls for the year ended December 31, 2021 do not address Witt O’Brien’s internal controls over financial reporting. Emergencia may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. Should Witt O’Brien’s not maintain internal controls and policies and procedures over financial reporting that are comparable or compatible to those required of a public company, this may amplify Emergencia’s risks and liabilities with respect to its ability to maintain appropriate internal controls and procedure. If these deficiencies are serious, and if Emergencia cannot remedy them before the filing of its second annual report on Form 20-F following the Business Combination, Emergencia may not be able to conclude that its internal controls are effective under Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting. See “— In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.” If this were to occur, investors might lose confidence in Emergencia’s financial statements and the price of its stock could fall.
Witt O’Brien’s relies on several customers and marketing agreements for a significant share of its revenues, the loss of any of which could adversely affect its businesses and operating results.
In the six months ended June 30, 2022, the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, Witt O’Brien’s’ top 10 customers accounted for more than 70% of total revenue. The portion of Witt O’Brien’s revenues attributable to any single customer may change over time, depending on the level of relevant activity by any such customer, the segment’s ability to meet the customer’s needs and other factors, many of which are beyond its control. The loss of business from a significant customer could have a material adverse effect on Witt O’Brien’s business, financial condition, results of operations and cash flows. Further, to the extent any of Witt O’Brien’s customers experience an extended period of operating difficulty, including as a result of the integration of Witt O’Brien’s to our existing operations, Witt O’Brien’s revenues, results of operations and cash flows could be materially adversely affected.
The pro forma consolidated financial information of New PubCo describes only a hypothetical situation and thus, due to its nature, the presentation does not reflect the actual combined assets, financial position and results of operations of New PubCo upon the closing of the WOB Acquisition.
Since the WOB Acquisition is expected to have a material impact on the assets, financial position and results of operations of New PubCo, pro forma consolidated financial information, consisting of an unaudited pro forma interim condensed combined statement of income for the six months ended June 30, 2022, an unaudited pro forma condensed combined statement of income for the year ended December 31, 2021 and an unaudited pro forma condensed combined statement of financial position as of June 30, 2022 and pro forma notes (the “Unaudited Pro Forma Condensed Combined Financial Information”), was prepared for purposes of this proxy statement/prospectus. The purpose of the Unaudited Pro Forma Condensed Combined Financial Information, among others, is to present the pro forma effects of the WOB Acquisition on New PubCo after giving pro forma effect to the Business Combination. The unaudited pro forma condensed combined statement of financial position as of June 30, 2022 assumes that the Business Combination was consummated on June 30, 2022. The unaudited pro forma interim condensed combined statement of income for the six months ended June 30, 2022 and the unaudited pro forma condensed combined statement of income for the year ended December 31, 2021 assume that the Business Combination was consummated on January 1, 2021. Therefore, the Unaudited Pro Forma Condensed Combined Financial Information describes only a hypothetical situation and thus, due to its nature, the presentation does not reflect the actual net assets, financial position and results of operations of New PubCo upon the Closing of the Business Combination. The presentation of the Unaudited Pro Forma Condensed Combined Financial

Information of New PubCo is based on information available, preliminary estimates and certain pro forma assumptions and is intended for illustrative purposes only. In addition, the Unaudited Pro Forma Condensed Combined Financial Information does not represent a forecast of the net assets, financial position and results of operations of New PubCo at any future date or for any future period. The Unaudited Pro Forma Condensed Combined Financial Information neither contains potential synergies or cost savings, nor a normalization of any restructuring or any additional future expenses that could result from the WOB Acquisition. Furthermore, the Unaudited Pro Forma Condensed Combined Financial Information is only meaningful in conjunction with the historical consolidated financial statements of Emergencia, HPX and Witt O’Brien’s included elsewhere in this proxy statement/prospectus.
The historical consolidated financial information of Witt O’Brien’s contained in this proxy statement/prospectus may not be considered indicative of Witt O’Brien’s’ future performance as part of New PubCo.
The audited consolidated financial statements of Witt O’Brien’s for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the year ended December 31, 2020 and the unaudited condensed consolidated financial statements of Witt O’Brien’s for the six months ended June 30, 2022 (together, the “WOB Consolidated Financial Statements”) have been prepared in accordance with U.S. GAAP with U.S. dollars as its reporting currency. We were not involved in the preparation of the WOB Consolidated Financial Statements and therefore did not have the possibility to independently confirm and verify that these financial statements are complete and correct in all material respects as was the case for our own historical financial statements contained herein. The Unaudited Pro Forma Condensed Combined Financial Information gives effect to adjustments required to convert Witt O’Brien’s’ financial statement presentation to IFRS and its reporting currency to reais.
The WOB Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. Under this method, New PubCo recorded the fair value of assets acquired and liabilities assumed from Witt O’Brien’s using preliminary estimates. The WOB Acquisition has been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information. The accounting of the WOB Acquisition will have a significant impact on New PubCo’s future consolidated financial statements.
Therefore, the historical consolidated financial information of Witt O’Brien’s contained in this proxy statement/prospectus may not be considered indicative of the future performance of Witt O’Brien’s as part of New PubCo.
Risks Relating to the Business Combination and HPX
For purposes of this subsection only, “we,” “us” or “our” refer to HPX, unless the context otherwise requires.
The effective price per share paid by Opportunity Agro Fund and each of the other PIPE Investors (and Cygnus Fund Icon, as the case may be) is only $8.41 and $9.49, respectively, compared to the $10.00 effectively invested by HPX shareholders that do not redeem their public shares.
Opportunity Agro Fund and each of the other PIPE Investors (and Cygnus Fund Icon, as the case may be), who are sophisticated investors that conducted due diligence on Emergencia prior to committing to invest, are investing effectively only $8.41 per New PubCo Class A Ordinary Share and $9.49 per New PubCo Class A Ordinary Share, respectively, after factoring in (i) the additional New PubCo Class A Ordinary Shares to be issued to them at or promptly after Closing pursuant to the Subscription Agreements (and the Cygnus Subscription Agreement, as the case may be) and (ii) the value of the New PubCo Warrants that each of the PIPE Investors (and Cygnus Fund Icon, as the case may be) will receive pursuant to the Subscription Agreements (and the Cygnus Subscription Agreement, as the case may be) based on the closing price on December 2, 2022 of HPX Public Warrants with substantially the same terms. In contrast, HPX shareholders that do not redeem their public shares will effectively be investing approximately $10.00 per New PubCo Class A Ordinary Share.

The Sponsor, and our officers and directors have agreed to vote in favor of the Business Combination, which will increase the likelihood that HPX will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby regardless of how HPX’s public shareholders vote.
Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares or public shares held by them, in favor of the Business Combination. Considering the redemptions of public shares in connection with the Initial Extension and the Second Extension, our Sponsor owns approximately 73.6% of the issued and outstanding HPX Ordinary Shares as of the date of this proxy statement/prospectus. As a result, in addition to our initial shareholders’ HPX Ordinary Shares, we would need none of the remaining 2,176,544 HPX Ordinary Shares outstanding as of the record date to be voted in favor of the Business Combination Proposal (assuming all outstanding shares are voted) in order to have the Business Combination approved. Accordingly, it is more likely that the necessary shareholder approval will be received than would be the case if such persons agreed to vote their ordinary shares in accordance with the majority of the votes cast by the HPX shareholders.
If the conditions to the Business Combination Agreement are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not occur.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by HPX shareholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Complete the Business Combination”), or that other Closing conditions are not satisfied.
Among other conditions, the consummation of the Business Combination is subject to the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the absence of any law or order restraining, enjoining, or otherwise prohibiting the consummation of the Business Combination. The waiting periods applicable to the consummation of the transactions contemplated by the Business Combination Agreement under the HSR Act will expire on December 22, 2022. Nevertheless, at any time before or after the effective time, the United States Department of Justice, Antitrust Division (“DOJ”), the United States Federal Trade Commission (“FTC”), the U.S. state attorneys general, or any other governmental entity could take action under applicable antitrust laws, including seeking to enjoin the completion of the Business Combination, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.
If we do not complete the Business Combination, we could be subject to several risks, including:
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the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of HPX Securities due to the fact that current prices may reflect a market assumption that the Business Combination will be completed;

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efforts will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination; and

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we will have a limited period of time, if any, to complete an alternative initial business combination and we may not be as attractive to potential alternative partners to an initial business combination if we are unable to complete the Business Combination.

The Business Combination may be required to close if the requisite HPX shareholder approval is obtained, even if the HPX Board determines it is no longer in the best interest of the HPX shareholders.
In general, either HPX or Emergencia may refuse to complete the Business Combination if certain types of changes or conditions that constitute a failure of a representation to be true and correct exert a material adverse effect upon the other party between the signing date of the Business Combination Agreement and the planned closing. However, other types of changes do not permit either party to refuse to consummate the Business Combination, even if such change could be said to have a material adverse effect on HPX or Emergencia, including the following events (except, in certain cases where the change has a disproportionate effect on a party):
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acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions;

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earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters;

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changes attributable to the public announcement, performance or pendency of the Business Combination and the transactions related thereto (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that these changes shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Business Combination and the transactions related thereto;

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changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other governmental entity after the date of the Business Combination Agreement;

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changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement;

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changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates);

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events or conditions generally affecting the industries and markets in which the party operates;

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any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material adverse effect;

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action or omission by the party to the extent such action or omission is expressly required or expressly permitted by the Business Combination Agreement;

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in the case of HPX, any change, event, effect or occurrence to the extent relating to any of the Group Companies or Ambipar;

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in the case of HPX, any redemption by HPX shareholders, in and of itself; or

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in the case of HPX, any breach of any covenants, agreements or obligations of a PIPE Investor under a Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required) or of New PubCo or Ambipar under the terms of the Ambipar Subscription Agreement.

Furthermore, HPX or Emergencia may waive the occurrence of a failure of a representation to be true and correct that constitutes a material adverse effect affecting the other party. If a failure of a representation to be true and correct that constitutes a material adverse effect occurs and the parties still consummate the Business Combination, the market trading price of New PubCo Class A Ordinary Shares may suffer.
The announcement and pendency of the Business Combination could adversely affect Emergencia’s business, prospects, financial condition or operating results.
The announcement and pendency of the Business Combination could cause disruptions to and create uncertainty surrounding Emergencia’s business, including with respect to Emergencia’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on Emergencia’s business, prospects, financial condition or operating results, irrespective of whether the Business

Combination is completed. The business relationships of Emergencia may be subject to disruption as customers, suppliers and other persons with whom Emergencia has a business relationship may delay or defer certain business decisions or decide to seek to terminate, change or renegotiate their relationships or consider entering into business relationships with other parties. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in the consummation of the Business Combination.
Litigation or legal proceedings in connection with the Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination, and following the consummation of the Business Combination, subject Emergencia and New PubCo to significant liabilities and have a negative impact on Emergencia’s or New PubCo’s respective reputations or business, as applicable.
We may incur additional costs in connection with the defense or settlement of any shareholder litigation in connection with the proposed Business Combination. Litigation may adversely affect our ability to complete the proposed Business Combination. We could incur significant costs in connection with any such litigation lawsuits, including costs associated with the indemnification of obligations to our directors. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting our ability to complete the proposed Business Combination, then such injunctive or other relief may prevent the proposed Business Combination from becoming effective within the expected time frame or at all.
Each of HPX, Emergencia and, following the consummation of the Business Combination, New PubCo, may become subject to claims, litigation, disputes and other legal proceedings from time to time. HPX, Emergencia and New PubCo, as the case may be, shall evaluate these claims, litigation, disputes and other legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, HPX, Emergencia and, following the consummation of the Business Combination, New PubCo may establish reserves, as appropriate. These assessments and estimates are based on the information available to each management team at the time of its respective assessment and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from the respective assessments and estimates.
HPX continues to have customary obligations with respect to the use of information, expense reimbursement and indemnification under the Engagement Letter, the IPO Underwriting Agreement and the Waiver Letter with Credit Suisse. For more information, see “Summary of the Proxy Statement/Prospectus — Recent Developments — Resignation of Credit Suisse.”
If such losses and claims are brought following the consummation of the Business Combination, then New PubCo may be exposed to similar liabilities and negative impact. Even when not merited or whether or not HPX, Emergencia or New PubCo, as applicable, ultimately prevails, the defense of these lawsuits may divert management’s attention, and HPX, Emergencia or New PubCo, as applicable, may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against any of HPX, Emergencia, and, following the consummation of the Business Combination, New PubCo, which could negatively impact their respective financial positions, cash flows or results of operations. An unfavorable outcome of any legal dispute following the consummation of the Business Combination could imply that New PubCo becomes liable for damages or may have to modify its business model. Further, any liability or negligence claim against New PubCo in U.S. courts may, if successful, result in damages being awarded that contain punitive elements and therefore may significantly exceed the loss or damage suffered by the successful claimant. Any claims or litigation, even if fully indemnified or insured, could damage the reputation of HPX, Emergencia or New PubCo, as applicable, and make it more difficult to compete effectively or to obtain adequate insurance in the future. A settlement or an unfavorable outcome in a legal dispute could have an adverse effect on New PubCo’s business, financial condition, results of operations, cash flows and/or prospects.
Furthermore, while HPX and Emergencia maintain and, following the consummation of the Business Combination, New PubCo will maintain, insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if HPX, Emergencia or New PubCo, as applicable, believe a claim is covered by insurance, insurers may dispute its entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of recovery.
HPX may waive one or more of the conditions to the Business Combination. The exercise of discretion by HPX’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests HPX shareholders.
In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require HPX to agree to amend the Business Combination Agreement, to consent to certain actions taken by Emergencia or New PubCo, or to waive rights that HPX is entitled to under the Business Combination Agreement. Waivers may arise because of changes in the course of Emergencia’s business, a request by Emergencia or New PubCo to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Emergencia’s business and would entitle HPX to terminate the Business Combination Agreement in accordance with its terms. In any of such circumstances, it would be at HPX’s discretion, acting through the HPX Board, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors and officers described in the following risk factors may result in a conflict of interest on the part of one or more of the directors or officers between what he, she or they may believe is best for HPX and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, HPX does not believe there will be any changes or waivers that HPX’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, HPX will circulate a new or amended proxy statement/prospectus and resolicit HPX shareholders if there are changes to the terms of the Business Combination that would have a material impact on HPX shareholders or that represent a fundamental change in the proposals being voted upon.
The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination.
When considering the HPX Board’s recommendation that HPX shareholders vote in favor of the approval of the Business Combination, HPX shareholders should be aware that the Sponsor and certain of HPX’s directors and officers have interests in the Business Combination that may conflict with the interests of other HPX shareholders generally.
Our Sponsor owns 6,245,000 Founder Shares as of the date of this proxy statement/prospectus. The Founder Shares will be worthless if we do not consummate our initial business combination prior to March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). Our Sponsor has also purchased 7,060,000 HPX Private Placement Warrants for an aggregate purchase price of $7,060,000. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the HPX Private Placement Warrants, which will expire worthless if we do not consummate a business combination prior to March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). In addition, our Sponsor has agreed to, pursuant to the Sponsor Letter Agreement and immediately prior to the consummation of the First Merger, the exchange and conversion of (i) 6,245,000 Founder Shares held by Sponsor for 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and (ii) 7,060,000 HPX Private Placement Warrants held by Sponsor for 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement).
If we do not consummate the Business Combination, the Sponsor will realize a loss on the HPX Private Placement Warrants it purchased and the Founder Shares will expire worthless. Accordingly, the

Sponsor may be incentivized to complete the Business Combination, or an alternative initial business combination with a less favorable company or on terms less favorable to HPX shareholders, rather than to liquidate.
As a result, the personal and financial interests of certain of our officers and directors, directly or as members of the Sponsor, in consummating the Business Combination may have influenced their motivation in identifying and selecting Emergencia as the target for the Business Combination. Consequently, the discretion of our officers and directors, in identifying and selecting Emergencia may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the best interest of our public shareholders. See the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” for more information.
The HPX Board was aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to HPX shareholders that they approve the Business Combination. HPX shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include:
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the fact that certain of our directors and officers are principals of our Sponsor;

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the fact that 6,245,000 Founder Shares held by our Sponsor, for which it paid $25,000.00, and 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization as a result of which the Sponsor will hold (i) 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), which will convert on a one-for-one basis into an equal number of New PubCo Class A Ordinary Shares upon the Closing, and (ii) 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder (pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens. Likewise, the 60,000 Founders Shares held by the Insiders will also be subject to the Sponsor Recapitalization as a result of which each Insider will hold 20,000 HPX Class A Ordinary Shares, which will convert on a one-for-one basis into 20,000 New PubCo Class A Ordinary Shares upon the Closing. In addition, Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. Such shares and units will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, or restricted stock units that are settled in New PubCo Class A Ordinary Shares, as the case may be, as described further in the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and will be worthless if an initial business combination is not consummated;

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the fact that if an initial business combination is not consummated by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor, officers, directors and their respective affiliates will lose their entire investment in us of $7,085,000 in the aggregate, which investment included $25,000 in value of HPX Class A Ordinary Shares (consisting solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing), valued at an assumed price of $10.00 per share, the value implied by the Business Combination (inclusive of the Sponsor’s initial capital contribution of $25,000), the 7,060,000 HPX Private Placement Warrants acquired for a purchase price of $7,060,000 in the aggregate, and $905,000 outstanding as of the date of this proxy statement/prospectus under an unsecured promissory note;

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the fact that given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the public shares sold in the IPO and the 1,860,000 New PubCo Class A Ordinary Shares up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) that the Sponsor will receive upon conversion of the Founder Shares and considering the Sponsor Recapitalization in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Class A Ordinary Shares trade below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

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the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares held by them if HPX fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that in connection with the Business Combination, we entered into the Subscription Agreements with the PIPE Investors, which provide for the purchase by the PIPE Investors of an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000 in a private placement, as well as for the issuance of an aggregate of 2,567,500 New PubCo Warrants and an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares to the PIPE Investors (with Opportunity Agro Fund being issued 2,280,000 New PubCo Warrants and 1,810,000 additional New PubCo Class A Ordinary Shares pursuant to the Opportunity Subscription Agreement), the closing of which will occur substantially concurrently with the Closing. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively;

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the fact that in connection with the Business Combination, we entered into the Ambipar Subscription Agreement with Ambipar, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares (at $10.00 per share), payable by Ambipar either in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement;

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the fact that in connection with the Business Combination, we entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights;

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the fact that if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that, as of June 24, 2022 and on November 30, 2022, the Sponsor loaned to HPX an aggregate of $700,000 and $205,000, respectively, for working capital purposes and $905,000 is outstanding as of the date of this proxy statement/prospectus. This loan is evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants;
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the fact that, unless a business combination is completed, our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating a business combination from funds outside of the Trust Account, which funds are limited. As of the date of this proxy statement/prospectus, no such out-of-pocket expenses related to identifying, investigating and consummating a business combination and for which our directors would be awaiting reimbursement have been incurred;

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the fact that pursuant to the Investor Rights Agreement (as defined below), certain holders of registrable securities can demand registration of their registrable securities and will also have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing, whereas they do not have such rights today;

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the potential continuation of certain directors and other persons associated with HPX and Sponsor as directors and in other roles at New PubCo. In particular, Mr. Carlos Piani is nominated to the board of directors of New PubCo, Mr. Bernardo Hees is expected to be nominated to the advisory executive committee of New PubCo, Mr. Rafael Espírito Santo is nominated to be New PubCo’s chief financial officer, and Mr. Pedro Petersen is nominated to be New PubCo’s chief investor relations officer; and

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the continued indemnification of current directors and officers of HPX and the continuation of directors’ and officers’ liability insurance for a period of six years after the Business Combination.

These interests may influence the HPX Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination. You should also read the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Certain Other Interests in the Business Combination.”
The Sponsor may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Emergencia or their or our respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and/or other investors who vote, or indicate an intention to vote, against any of the Transaction Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Transaction Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of HPX Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Emergencia or their or our respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the required number of holders of HPX Ordinary Shares necessary to approve each proposal, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Financing actually received prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Transaction Proposals.

Entering into any such arrangements may have a depressive effect on HPX Class A Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved.
Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.
Credit Suisse, the underwriter and bookrunner in HPX’s IPO, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter dated March 24, 2022 with HPX and Ambipar. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter and HPX and Credit Suisse executed the Waiver Letter confirming its resignation effective as of July 5, 2022 and waiver of fees. Credit Suisse did not communicate to HPX the reasons leading to its resignation and waiver of its fees. There is no dispute among HPX and Credit Suisse with respect to Credit Suisse’s placement agency services or its resignation. See “Summary of the Proxy Statement/Prospectus — Recent Developments.”
The deferred underwriting fee was agreed between HPX and Credit Suisse in the IPO Underwriting Agreement and was earned in full upon completion of the IPO but the payment of deferred underwriting fee was conditioned upon closing of HPX’s business combination such that the waiver was given by Credit Suisse on a gratuitous basis without any consideration to Credit Suisse from HPX. Credit Suisse was not involved in the preparation or review of this proxy statement / prospectus or any of its underlying disclosure, and its Engagement Letter did not provide for any fees to be paid by HPX to Credit Suisse in connection with such services. Accordingly, Credit Suisse informed HPX that, since they were not mandated in any other capacity in connection with the proposed Business Combination beyond their unremunerated engagement, they were waiving their entitlement to the payment of any fees, including its deferred underwriting fee from its participation in HPX’s IPO.
Prior to its withdrawal, Credit Suisse performed the following services: (i) facilitated outreach to potential PIPE investors, (ii) provided assistance in connection with the preparation of documentation related to the PIPE Financing, including by organizing and processing publicly available market data with respect to sector-specific comparable companies, and (iii) generally participated in the PIPE Financing efforts. In each case, HPX’s management considered Credit Suisse’s input based on its expertise and experience as an investment bank with coverage in the industries and geographies in which HPX operates, but HPX’s management conducted its own independent analysis and made its own conclusions, and HPX’s management prepared the disclosure about HPX in this proxy statement/prospectus and is fully responsible for this disclosure and any other related work product, including the Projections.
Credit Suisse has not received any fees pursuant to the Engagement Letter or the IPO Underwriting Agreement, other than $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon the consummation of HPX’s IPO. Some investors may find the Business Combination less attractive as a result of the resignation of Credit Suisse. This may make it more difficult for HPX to complete the Business Combination. For additional information, see “Summary of the Proxy Statement/Prospectus — Recent Developments.”
Credit Suisse did not prepare or provide any of the disclosure in the prospectus/proxy statement or any analysis underlying such disclosure or any other materials that have been provided to HPX’s shareholders or the PIPE Investors and has disclaimed any responsibility for the contents of this proxy statement/prospectus. Credit Suisse did receive drafts of this prospectus/proxy statement prepared by HPX and Emergencia, but we have been advised by Credit Suisse that, given that Credit Suisse is no longer engaged in any capacity by HPX or Emergencia, they do not intend to review any disclosures in this proxy statement/prospectus, other than disclosure pertaining to its role and resignation. At the request of the SEC, HPX asked

Credit Suisse to provide a letter stating whether it agrees with the statements made in this proxy statement/prospectus related to its resignation, but HPX has not received a response from Credit Suisse as of the date of this proxy statement/prospectus. Accordingly, Credit Suisse’s failure to respond should not be interpreted to mean that Credit Suisse agrees or disagrees with the current disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that Credit Suisse was previously involved with any aspect of the transactions described in this prospectus/proxy statement.
HPX is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, you have no assurance from an independent source that the price HPX is paying for the Business Combination is fair to HPX and the HPX shareholders from a financial point of view.
Since the Business Combination is not with an affiliated entity, HPX is not required to obtain an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for similar companies to Emergencia or from any other independent third party that the price HPX is paying for the Business Combination is fair to HPX shareholders from a financial point of view, unless the HPX Board cannot independently determine the fair market value of the target business or businesses. Since no opinion has been obtained, the HPX shareholders are relying on the judgment of the HPX Board, who determined fair market value based on standards generally accepted by the financial community and may not have properly valued Emergencia’s business. The lack of an opinion from an independent investment banking firm or another independent firm that commonly renders valuation opinions for similar companies may also lead an increased number of shareholders to vote against the Business Combination or demand redemption of their shares, which could potentially adversely impact HPX’s ability to consummate the Business Combination.
We note that Credit Suisse, in its capacity as the underwriter in HPX’s IPO and a placement agent in the PIPE Financing, has resigned from its engagement in connection with the Business Combination. Prior to their resignation, Credit Suisse did not provide any valuation analysis of Emergencia or an opinion in connection with the Business Combination. Shareholders should not place any reliance on the fact that HPX’s advisor was previously involved with the transaction. Shareholders should be aware that the resignation of Credit Suisse indicates that Credit Suisse does not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and shareholders should not place any reliance on the participation of Credit Suisse prior to such resignation in the transactions contemplated by this proxy statement/prospectus. See “Summary of the Proxy Statement/Prospectus — Recent Developments.”
If HPX is unable to complete a business combination or receive shareholder approval for an extension by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX will cease all operations except for the purpose of winding up and HPX will redeem the public shares and liquidate, in which case HPX’s public shareholders may only receive $     per share, or less than such amount in certain circumstances, and the HPX Warrants will expire worthless.
HPX must complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). HPX may not be able to consummate the Business Combination or any other business combination by such date. If HPX has not completed any initial business combination by such date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HPX’s remaining shareholders and board of directors, liquidate and dissolve, subject in each case to HPX’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidation distribution to HPX Warrants, which will expire worthless if HPX fails to complete the initial business combination before such periods as aforementioned.
Any redemption of HPX shareholders from the Trust Account shall be effected automatically by function of HPX’s Existing Governing Documents prior to any voluntary winding up. If HPX is required to windup, liquidate the Trust Account and distribute such amount therein, pro rata, to the HPX shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, investors may be forced to wait beyond March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension) before the redemption proceeds of the Trust Account become available to them and they receive the return of their pro rata portion of the proceeds from the Trust Account. HPX has no obligation to return funds to investors prior to the date of redemption or liquidation unless HPX consummates the initial business combination prior thereto and only then in cases where investors have sought to redeem their ordinary shares. Only upon redemption or any liquidation will HPX shareholders be entitled to distributions if HPX is unable to complete the initial business combination.
The proximity of HPX’s investment period deadline adds additional pressure for HPX to close the Business Combination, which may impair HPX’s negotiating leverage.
Any potential target business with which HPX enters into negotiations concerning an initial business combination will be aware that, unless HPX amends its Existing Governing Documents to extend its life and amend certain other agreements it has entered into, then HPX must complete its initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). Consequently, if HPX is unable to complete this Business Combination, a potential target business may obtain leverage over it in negotiating an initial business combination, knowing that if HPX does not complete its initial business combination with that particular target business, it may be unable to complete its initial business combination with any target business. This risk will increase as HPX gets even closer to the timeframe described above. In addition, HPX may have limited time to conduct due diligence and may enter into its initial business combination on terms that it would have rejected upon a more comprehensive investigation. Additionally, HPX may have insufficient working capital to continue efforts to pursue a business combination.
Because HPX and New PubCo are incorporated under the laws of the Cayman Islands, in the event the Business Combination is not completed, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited.
Both HPX and New PubCo are exempted companies incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon HPX’s and/or New PubCo’s directors or officers, or to enforce judgments obtained in the United States courts against HPX’s and/or New PubCo’s directors or officers.
The corporate affairs of both HPX and New PubCo are governed by the Existing Governing Documents and the Proposed Governing Documents, respectively, the Cayman Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. HPX is, and New PubCo will be, also subject to the federal securities laws of the United States. The rights of the HPX shareholders and New PubCo shareholders to take action against HPX’s and New PubCo’s directors, respectively, actions by minority HPX shareholders and New PubCo shareholders and the fiduciary responsibilities of HPX’s and New Pubco’s directors to HPX shareholders and New PubCo shareholders respectively, under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of the HPX shareholders and New PubCo shareholders and the fiduciary duties of HPX’s and New Pubco’s directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
HPX has been advised by Maples, HPX’s Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against it judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against it predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
As a result of all of the above, HPX shareholders and New PubCo shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a corporation incorporated in the United States.
During the pendency of the Business Combination, we will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries relating to or the making, submission or announcement of, or enter into, a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
During the pendency of the Business Combination, we will not be able to enter into a business combination with another party because of restrictions in the Business Combination. Furthermore, certain provisions of the Business Combination will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement, in part because of the inability of our board of directors to change its recommendation in connection with the Business Combination other than in the circumstances described in the Business Combination Agreement. The Business Combination Agreement does not permit our board of directors to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the transaction proposals, unless our board of directors determines in good faith, and after consultation with its outside counsel, that the failure to make such a change in recommendation would breach its fiduciary duties under applicable law. In the event that our board changes it recommendation, we will continue to submit the Business Combination Agreement to our shareholders for approval and thus our board would not be allowed to terminate the Business Combination Agreement.
Certain covenants in the Business Combination Agreement impede our ability to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, we may be at a disadvantage to competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.
Emergencia and HPX have incurred and will incur significant, non-recurring transaction costs in connection with the Business Combination, private placement and related transactions, such as legal, accounting, consulting, and financial advisory fees, which may be paid out of the proceeds of the Business Combination and the private placement.
Emergencia and HPX have incurred and expect that they will incur significant, non-recurring costs in connection with consummating the Business Combination. Emergencia and HPX will also incur significant legal, financial advisor, accounting, banking and consulting fees, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination. Emergencia and HPX estimate that they will incur approximately $18.0 million in aggregate transaction costs; however, the total actual costs may exceed this estimate. Some of these costs are payable regardless of whether the Business Combination is completed. Accordingly, HPX and Emergencia cannot provide assurance that the benefits of the Business Combination will offset the incremental transaction costs in the near term, if at all.
HPX is attempting to complete the Business Combination with a private company about which little information is available, which may result in an inadequate due diligence of Emergencia’s business and a Business Combination that is not as profitable as HPX suspects, if at all.
We are seeking to complete the Business Combination with a privately held company. Very little public information generally exists about private companies, including Emergencia. The HPX Board was required, and the HPX shareholders will be required to make decisions on whether to pursue the Business Combination on the basis of limited information and certain information relating to projections and forecasts, which are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them, which may result in the Business Combination being less profitable than HPX expected, if at all.
There are risks to HPX shareholders related to becoming shareholders of New PubCo through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter.
Section 11 of the Securities Act imposes liability on parties, including underwriters, involved in a securities offering if the registration statement contains a materially false statement or material omission. To effectively establish a due diligence defense against a cause of action brought pursuant to Section 11, a defendant, including an underwriter, carries the burden of proof to demonstrate that such defendant, after reasonable investigation, believed that the statements in the registration statement were true and free of material omissions. In order to meet this burden of proof, underwriters in a registered offering typically conduct extensive due diligence of the registrant and vet the registrant’s disclosure. Such due diligence may include calls with the issuer’s management, review of material agreements, and background checks on key personnel, among other investigations. Because New PubCo intends to become publicly traded through a business combination with a special purpose acquisition company rather through an underwritten offering of New PubCo Ordinary Shares, no underwriter is involved in the Business Combination. As a result, no underwriter has conducted due diligence on New PubCo in order to establish a due diligence defense with respect to the disclosure presented in this proxy statement/prospectus. If such investigation had occurred, certain information in this proxy statement/prospectus may have been presented in a different manner or additional information may have been presented at the request of such underwriter. See “— As a private investor in New PubCo, you will not have the same protections as an investor in an underwritten public offering of securities of New PubCo.”
In evaluating Emergencia for the Business Combination, the management of HPX is relying on the availability of all of the funds from the commitments of the Non-Redeeming Shareholders and the sale of the securities to the PIPE Investors and the Ambipar PIPE Financing in connection with the Business Combination. If the sale of some or all of the securities to PIPE Investors or the Ambipar PIPE Financing fails to close or the Non-Redeeming Shareholders fail to honor their commitments, we may lack sufficient funds to consummate the Business Combination.
In connection with the entry into the Business Combination, HPX entered into (i) the Non-Redemption Agreements, pursuant to which the Non-Redeeming Shareholders, owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares, have agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such shareholder holds of record or beneficially, (ii) the Subscription Agreements pursuant to which the PIPE Investors collectively agreed to make cash investments in an aggregate of $111,500,000, in a private placement to close immediately prior to the Business Combination, (iii) the Ambipar Subscription Agreement, pursuant to which Ambipar agreed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares for a purchase price of $10.00 per share, or $50,500,000 in the aggregate to be paid in cash or in kind, and (iv) the Cygnus Subscription Agreement and the Cygnus Non-Redemption Agreement, according to which Cygnus Fund Icon was granted the Cygnus Option. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” The funds from the PIPE Financing, the Ambipar PIPE Financing and the Non-Redeeming Shareholders may be used as part of the expenses in connection with the Business Combination or for working capital in New PubCo post-closing. The obligations under the Non-Redemption Agreements, the Subscription Agreements, the Ambipar Subscription Agreement,the Cygnus Subscription Agreement and the Cygnus Non-Redemption Agreement do not depend on whether any other HPX shareholders elect to redeem their shares and provide us with a minimum funding level for the Business Combination. However, if the sales of the shares to the PIPE Investors or to Ambipar (or, if applicable, to Cygnus Fund Icon) do not close for any reason, including by reason of the failure by some or all of the PIPE Investors or Ambipar, as applicable (or, if applicable, Cygnus Fund Icon), to fund the subscription price for their respective subscription shares, for example, or if the Non-Redeeming Shareholders do not honor their commitments under the Non-Redemption Agreement and the Cygnus Non-Redemption Agreement, as applicable, for any reason, we may lack sufficient funds to consummate the Business Combination. The PIPE Investors’ and Ambipar’s obligations to purchase the subscription shares are subject to fulfillment of customary closing conditions. The PIPE Investors’ and Ambipar’s obligations to purchase the shares pursuant to the Subscription Agreements and the Ambipar Subscription Agreement, respectively, and, if applicable, the obligations under the Cygnus Subscription Agreement are subject to termination prior to the closing of the sale of such subscription shares automatically upon termination of the Business Combination Agreement. In the event of any such failure to fund and/or honor their commitments by a Non-Redeeming Shareholder, a PIPE Investor or Ambipar, any obligation is so terminated or any such condition is not satisfied and not waived by such Non-Redeeming Shareholder, PIPE Investor or Ambipar, as the case may be, we may not be able to obtain additional funds to account for such shortfall on terms favorable to us or at all. Any such shortfall may also reduce the amount of funds that we have available for working capital of New PubCo post-Business Combination.
You should not rely on any commitments of the PIPE Investors as validation of your investment decision because PIPE Investors will effectively pay less than $10.00 per New PubCo Class A Ordinary Share.
The PIPE Investors agreed to subscribe for and purchase, and New PubCo agreed to issue and sell to the PIPE Investors, an aggregate of 11,150,000 New PubCo Class A Ordinary Shares, for aggregate gross proceeds of $111,500,000. In consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, New PubCo has agreed to issue to the PIPE Investors, at or promptly following the Closing, (i) an aggregate of 2,567,500 New PubCo Warrants and (ii) an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares. The PIPE Investors are also entitled to downside protection pursuant to the Downside Protection Agreements described in this proxy statement/prospectus. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively. These additional New PubCo Class A Ordinary Shares and New PubCo Warrants incentivized the PIPE Investors to enter into the Subscription Agreements in connection with the PIPE Financing and effectively reduced the amount of the aggregate investment per New PubCo Class A Ordinary Share of the PIPE Investors which will be paid in connection with the Business Combination. For this reason, you should not rely on the commitments of the PIPE Investors as validation or support of your own investment decision because the PIPE Investors will effectively pay a lower price per New PubCo Class A Ordinary Share than $10.00 per share.
The investors of HPX will experience immediate dilution due to the issuance of securities to Ambipar as consideration for the Business Combination. Having a minority share position likely reduces the influence that HPX’s investors have on the management of the Company.
Based on Emergencia’s current capitalization, we anticipate New PubCo issuing (or reserving for issuance) an aggregate of 34,541,990 New PubCo Class B Ordinary Shares, subject to adjustment, to Ambipar as consideration for the Business Combination. It is anticipated that, upon completion of the Business Combination, assuming no additional redemptions other than the redemptions of public shares in connection with the Initial Extension and the Second Extension: (1) HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)) will own approximately 3.9% of the outstanding New PubCo Ordinary Shares; (2) the PIPE Investors will own approximately 22.9% of the outstanding New PubCo Ordinary Shares; (3) the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) will own approximately 3.4% of the outstanding New PubCo Ordinary Shares; and (4) Ambipar will own approximately 69.8% of the outstanding New PubCo Ordinary Shares. These ownership percentages assume that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors.” These ownership percentages do not take into account New PubCo Warrants to purchase New PubCo Class A Ordinary Shares that will remain outstanding immediately following the Business Combination or the Earn-Out Shares to be issued to Ambipar upon the achievement of certain price targets described in the Business Combination Agreement but they take into account the New PubCo Class B Ordinary Shares issued to Ambipar in connection with the Ambipar PIPE Financing. Upon completion of the Business Combination, Ambipar will hold all of the outstanding New PubCo Class B Ordinary Shares, which will give Ambipar control of the voting power of all outstanding New PubCo Class B Ordinary Shares and approximately 95.8% of New PubCo’s voting power in the minimum redemption scenario (i.e., assuming that none of HPX’s public shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their public shares, but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension).
If any of the HPX Ordinary Shares are redeemed in connection with the Business Combination, the percentage of outstanding New PubCo Ordinary Shares held by HPX shareholders will decrease and the percentages of outstanding New PubCo Ordinary Shares held immediately following the Closing of the Business Combination by each of the Sponsor and Ambipar will increase. To the extent that any of the outstanding New PubCo Warrants are exercised for New PubCo Class A Ordinary Shares, the existing HPX shareholders may experience further dilution.
Changes to the proposed structure of the Business Combination may be required as a result of applicable laws or regulations. Furthermore, changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete our initial business combination and results of operations.
We are subject to laws and regulations enacted by national, regional and local governments. Completion of the Business Combination is conditioned upon the receipt of certain legal and regulatory approvals, and neither we nor Emergencia can provide assurance that these approvals will be obtained. If any conditions or changes to the proposed structure of the Business Combination are required to obtain these legal and regulatory approvals, they may have the effect of jeopardizing or delaying completion of the Business Combination or reducing the anticipated benefits of the Business Combination. If we or Emergencia agree to any material conditions in order to obtain any approvals required to complete the Business Combination, the business and results of operations of the combined company may be adversely affected.
Furthermore, following the conclusion of the Business Combination, we will be required to comply with certain SEC and other Legal Requirements as a public company. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete our initial business combination and results of operations.
On March 30, 2022, the SEC issued proposed rules relating to, among other items, enhancing disclosure in business combination transactions involving SPACs and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940. These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect our ability to complete our initial business combination and may increase the costs and time related thereto.

HPX may be deemed a “foreign person” under the regulations relating to CFIUS, which may impose conditions on or limit certain investors’ ability to purchase securities of New PubCo or otherwise participate in the Business Combination, potentially making the securities less attractive to investors. New PubCo’s existing and future investments in U.S. companies may also be subject to U.S. foreign investment regulations.
CFIUS has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of certain foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to U.S. national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s jurisdiction further includes investments that do not result in control of a U.S. business by a foreign person but afford a foreign investor certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
The Sponsor owns 6,245,000 HPX Class B Ordinary Shares as of the date of this proxy statement/prospectus, and is indirectly owned by Piani 2020 3 Year GRAT, a limited liability company formed in Switzerland and controlled by Mr. Carlos Piani, BHJH Master Trust LLC, a limited liability company formed in Delaware and controlled by Mr. Bernardo Hees, and Olivace Fund, a company limited by shares formed in the Cayman Islands and controlled by Mr. Rodrigo Xavier. The managers of the Sponsor, Messrs. Bernardo Hees, Carlos Piani and Rodrigo Xavier, by virtue of their shared control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor. Mr. Hees and Mr. Piani are citizens of the United States. Mr. Rodrigo Xavier is a citizen of Brazil and a director of HPX. As a result of the above detailed ownership of the Sponsor, and its substantial ties to non-U.S. persons, the Sponsor may be deemed a “foreign person” under CFIUS regulations. In addition, certain other entities involved in the transaction, including New PubCo, Emergencia, Merger Sub, Ambipar, the PIPE Investors and certain existing shareholders of HPX, are, or may be deemed to be, “foreign persons” under CFIUS rules and regulations. As such, the Business Combination may be subject to CFIUS jurisdiction. Although we do not believe that the Business Combination or the other proposed transactions would be a threat to U.S. national security, or that a mandatory filing with CFIUS is required, if CFIUS takes a different view, we may be asked to submit a notice to CFIUS and CFIUS could decide to block or delay the Business Combination and the other proposed transactions, impose conditions with respect to the Business Combination and the other proposed transactions or request the President of the United States to order HPX and Ambipar to divest all or a portion of any U.S. business of New PubCo. The time required for CFIUS to conduct its review and any remedy imposed by CFIUS could prevent HPX and Emergencia from completing the Business Combination.
The process of government review, whether by CFIUS or otherwise, could be lengthy. Because HPX has only a limited time to complete its initial business combination, its failure to obtain any required CFIUS or other approvals within the requisite time period may require HPX to liquidate. If HPX is unable to consummate the Business Combination by March 31, 2023 (or such later date as may be agreed by the HPX shareholders in connection with an Additional Extension), including as a result of extended regulatory review of a potential initial business combination, HPX will, as promptly as reasonably possible but not more than ten business days thereafter, (i) redeem the public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to HPX to pay its income taxes (less up to $100,000 of interest to pay dissolution expenses) by (B) the number of then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (ii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining HPX shareholders and the HPX’s board of directors, liquidate and dissolve, subject in each case to HPX’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the HPX shareholders will miss the opportunity to benefit from an investment in Emergencia and the appreciation in value of such investment. Additionally, the HPX Warrants will be worthless.

In addition, CFIUS could choose to review past or proposed transactions involving new or existing foreign investors in New PubCo, Emergencia, HPX or the Sponsor, if a filing with CFIUS was or is not made at the time of the relevant transaction. Any review of an investment or transaction by CFIUS may have outsized impacts on transaction certainty, timing, feasibility, and cost, among other things. CFIUS policies and practices are rapidly evolving, and in the event that CFIUS reviews one or more proposed or existing investment by investors, there can be no assurances that such investors will be able to maintain, or proceed with, such investments on terms acceptable to such investors. CFIUS could seek to impose limitations or restrictions on, or prohibit, investments by such investors (including, but not limited to, limits on purchasing New PubCo’s securities, limits on information sharing with such investors, requiring a voting trust, governance modifications, or forced divestiture, among other things).
Any restrictions on the ability of foreign persons to invest in New PubCo or of New PubCo’s ability to invest in U.S. businesses could limit New PubCo’s ability to engage in strategic transactions that could benefit New PubCo’s shareholders, including a change of control of New PubCo and strategic acquisitions and investments of New PubCo, and could also affect the price that an investor may be willing to pay for New PubCo’s securities after the Business Combination.
HPX and Emergencia will be subject to business uncertainties and contractual restrictions while the Business Combination is pending, and such uncertainty could have a material adverse effect on HPX’s and Emergencia’s business, financial condition, and results of operations.
Uncertainty about the closing or effect of the Business Combination may affect the relationship between HPX and Emergencia and their respective suppliers, customers, bondholders, distributors, landlords, licensors and licensees and other business partners during the pendency of the Business Combination. These uncertainties may cause parties that deal with HPX or Emergencia to seek to change existing business relationships with them and to delay or defer decisions concerning HPX or Emergencia. The pursuit of such changes may result in HPX or Emergencia suffering a loss of potential future revenue or incurring liabilities and losing rights that are material to its business. Changes to existing business relationships, including termination or modification, could negatively affect each of HPX’s and Emergencia’s revenue, earnings and cash flow, and consequently New PubCo’s revenue, earnings and cash flow as well as the market price of the New PubCo Securities following the Business Combination.
Additionally, the attention of HPX’s and Emergencia’s management may be directed towards the completion of the Business Combination, including obtaining regulatory approvals and other transaction-related considerations, and may be diverted from the day-to-day business operations of HPX and Emergencia, as applicable, and matters related to the Business Combination may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to HPX and Emergencia, as applicable. Further, the Business Combination may give rise to potential liabilities, including as a result of future stockholder lawsuits relating to the Business Combination. Any of these matters could adversely affect the businesses, financial condition or results of operations of HPX and Emergencia.
Any such disruptions could limit New PubCo’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the closing of the Business Combination or the termination of the Business Combination Agreement.
The ability of HPX, Emergencia and the other parties to the Business Combination Agreement to consummate the Business Combination may be adversely affected by the COVID-19 pandemic and the status of equity and debt markets.
The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement/prospectus.
HPX and Emergencia may be unable to complete the Mergers if concerns relating to COVID-19 continue to restrict the movement of people and cause further shutdowns or closures of businesses and other limitations. The extent to which COVID-19 impacts HPX’s and Emergencia’s ability to consummate the Mergers will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, HPX’s and Emergencia’s ability to consummate the Business Combination may be materially and adversely affected.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”
As of September 30, 2022, we had $218,475 in cash in our operating bank accounts and working capital deficit of $1,089,624 (which includes a liability for the $700,000 borrowing as described elsewhere in this proxy statement/prospectus). Further, we have incurred, and expect to continue to incur, significant costs in pursuit of our acquisition plans. If we are unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a Business Combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), then the we will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the our ability to continue as a going concern. We intend to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension, however, it is uncertain whether we will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate after March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension).
Past performance by entities affiliated with HPX or its Sponsor, including HPX management team, may not be indicative of the future performance of HPX’s Business Combination with Emergencia.
Information regarding performance by, or businesses associated with, the Sponsor, the HPX management team and their affiliates is presented for informational purposes only. Past performance by the Sponsor, HPX and their management team, including their affiliates’ past performance, is not a guarantee of success with respect to the Business Combination. Additionally, in the course of their respective careers, members of the Sponsor and HPX management teams may have been involved in businesses and deals that were unsuccessful. You should not rely on the historical record of the Sponsor or HPX management team or their affiliates as indicative of the future performance of an investment in New PubCo or the returns that New PubCo will, or is likely to, generate going forward.
We are dependent upon our officers and directors and their departure could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals. We believe that our success depends on the continued service of our officers and directors, at least until we have completed the Business Combination or another initial business combination. In addition, our officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including completion of the Business Combination or identifying an alternative business combinations and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or officers. The unexpected loss of the services of one or more of our directors or officers could have a detrimental effect on us.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public shareholders.
In the event that the proceeds in the Trust Account are reduced below the lesser of (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.00 per share.
Risks Relating to New PubCo
The market price and trading volume of New PubCo Securities following the consummation of the Business Combination may be volatile and could decline significantly following the Business Combination, particularly if New PubCo’s performance following the Business Combination or the valuation of the New PubCo Ordinary Shares in the Business Combination do not meet market expectations.
If New PubCo’s performance following the Business Combination does not meet market expectations, the price of New PubCo Ordinary Shares may decline from the price of our ordinary shares prior to the Closing of the Business Combination. The market value of the HPX Ordinary Shares at the time of the Business Combination may vary significantly from the price on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which our shareholders vote on the Business Combination. Because the number of ordinary shares of New PubCo issued as consideration to Ambipar in the Business Combination will not be adjusted to reflect any changes in the market price of the HPX Ordinary Shares, the value of New PubCo’s ordinary shares issued in the Business Combination may be higher or lower than the value of the same number of shares of the HPX Ordinary Shares on earlier dates.
Following the Business Combination, fluctuations in the price of New PubCo Securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for New PubCo Securities. Accordingly, the valuation ascribed to New PubCo may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New PubCo Securities develops and continues, the trading price of New PubCo Securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New PubCo’s control. Any of the factors listed below could have a material adverse effect on your investment in New PubCo Securities, and New PubCo Securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New PubCo Securities may not recover and may experience a further decline.
Factors affecting the trading price of New PubCo Securities may include:
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actual or anticipated fluctuations in New Pubco’s consolidated quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the industries in which New PubCo and its customers operate;

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material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy;

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developments involving New PubCo’s competitors;

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variations in New PubCo’s operating performance and the performance of New PubCo’s competitors in general;

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changes in the market’s expectations about New PubCo’s operating results;

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New PubCo’s operating results failing to meet market expectations in a particular period;

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operating and stock price performance of other companies that investors deem comparable to New PubCo;

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publication of research reports by securities analysts about New PubCo or its competitors or its industry;

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the public’s reaction to New PubCo’s press releases, its other public announcements and its filings with the SEC;

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actions by shareholders, including the sale by investors in the PIPE Financing of any of their New PubCo Ordinary Shares or sales of substantial amounts of New PubCo Ordinary Shares by its directors, executive officers or significant shareholders or the perception that such sales could occur;

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our ability to integrate and retain key personnel, identify and recruit additional key individuals, and manage additions and departures of key personnel;

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commencement of, or involvement in, litigation involving New PubCo;

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our ability to enhance New PubCo’s acquisition strategies;

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changes in laws and regulations affecting New PubCo’s business;

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our ability to meet compliance requirements;

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changes in New PubCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of New PubCo Class A Ordinary Shares available for public sale;

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any significant change in the New PubCo board of directors or management following the Business Combination; and

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general economic and political conditions such as recessions or fear of recessions, interest rates, unemployment levels, conditions in the housing market, immigration policies, government shutdowns, trade wars, fuel prices, international currency fluctuations, delays in tax refunds, as well as events such as natural disasters, acts of war (including the recent conflict in Ukraine), terrorism, catastrophes and pandemics.

Broad market and industry factors may materially harm the market price of New PubCo Securities irrespective of its operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New PubCo Securities, may not be predictable. A loss of investor confidence in the market for emergency response or the stocks of other companies which investors perceive to be similar to New PubCo could depress the trading price of New PubCo Securities and New PubCo’s business, prospects, financial conditions or results of operations. A decline in the market price of New PubCo Securities also could adversely affect its ability to issue additional securities and to obtain additional financing in the future.
Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.
New Pubco Warrants to purchase up to 16,180,000 New PubCo Class A Ordinary Shares will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. Assuming the Business Combination closes, the New PubCo Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of the New PubCo Warrants will be $11.50 per share. To the extent such New PubCo Warrants are exercised, additional New PubCo Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of New PubCo Class A Ordinary Shares and increase the number of New PubCo shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such New PubCo Warrants may be exercised could adversely affect the market price of New PubCo Class A Ordinary Shares. However, there is no guarantee that the New PubCo Warrants will ever be in the money prior to their expiration, and as such, the New PubCo Warrants may expire worthless.
As a private investor in New PubCo, you will not have the same protections as an investor in an underwritten public offering of securities of New PubCo.
New PubCo will become a publicly-listed company upon the completion of the Business Combination. The Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of New PubCo’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following.

Like other business combinations and spin-offs, in connection with the Business Combination, you will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct due diligence of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. In contrast, HPX and Emergencia have each engaged financial advisors (rather than underwriters) in connection with the Business Combination. While such financial advisors or their respective affiliates may act as underwriters in underwritten public offerings, the role of a financial advisor differs from that of an underwriter. For example, financial advisors do not act as intermediaries in the sale of securities and, therefore, do not face the same potential liability under the U.S. securities laws as underwriters. As a result, financial advisors typically do not undertake the same level of, or any, due diligence of the issuer as is typically undertaken by underwriters.
In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. The process of establishing the value of a company in a SPAC business combination may be less effective than the bookbuilding process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters, which helps inform efficient and sufficient price discovery with respect to the initial post-closing trades. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, PIPE investors who agree to purchase shares at the time of the business combination. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of the New PubCo Class A Ordinary Shares on the NYSE will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There will be no underwriters assuming risk in connection with an initial resale of shares of the New PubCo Class A Ordinary Shares or helping to stabilize, maintain or affect the public price of the New PubCo Class A Ordinary Shares following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request the financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with the New PubCo Class A Ordinary Shares that will be outstanding immediately following the Closing. All of these differences from an underwritten public offering of New PubCo Securities could result in a more volatile price for the New PubCo Class A Ordinary Shares.
Further, we will not conduct a traditional “roadshow” with underwriters prior to the opening of initial post-closing trading of the New PubCo Class A Ordinary Shares on the NYSE. There can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the New PubCo Ordinary Shares Class A or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for New PubCo Ordinary Shares.
Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if New PubCo became a publicly-listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

Following the consummation of the Business Combination, New PubCo may invest or spend the proceeds of the Business Combination and private placement in ways with which the investors may not agree or in ways which may not yield a return.
Our management will have considerable discretion in the application of the net proceeds of the Business Combination and the private placement, and New Pubco shareholders will not have the opportunity to approve how the proceeds are being used. If the net proceeds are used for corporate purposes that do not result in an increase to the value of New Pubco’s business, the trading price of the New PubCo Securities could decline.
Following the Business Combination, we will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company in the United States.
As a public company in the United States that qualifies as a foreign private issuer, we will become subject to certain of the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act and other requirements by NYSE. The Exchange Act requires the filing of annual reports on Form 20-F and current reports on Form 6-K with respect to a public company’s business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting.
As a result of these rules and regulations, we will incur substantial legal, accounting and financial compliance costs that we did not previously incur and some activities will become more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.
In addition to the above, we expect that compliance with these requirements will increase our legal and financial compliance costs. Our management team and many of our other employees and independent contractors will need to devote substantial time to compliance and may not effectively or efficiently manage its transition into a public company.
We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company in the United States, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. Implementation of such changes is costly, time-consuming and, even if implemented, may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis. Any delay could impact our ability or prevent us from timely reporting our operating results or timely filing reports with the SEC. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. We may need to significantly expand our employee and independent contractor base in order to support our operations as a public company, increasing our operating costs.
Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could negatively affect the trading price of our securities.
We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies.
We are an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we will be eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New PubCo’s securities that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of HPX Ordinary Shares in the IPO. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as it is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, New PubCo may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find New PubCo Ordinary Shares less attractive because New PubCo will rely on these exemptions, which may result in a less active trading market for New PubCo Ordinary Shares and its price may be more volatile.
We may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to us after the Business Combination is consummated.
As a listed company on NYSE, New PubCo will be subject to Section 404 of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things that, as a listed company, New PubCo’s principal executive officer and principal financial officer certify the effectiveness of its disclosure controls and procedures and its internal controls over financial reporting. New PubCo continues to develop and refine its disclosure controls and procedures and its internal control over financial reporting. However, New PubCo has not yet assessed its internal control over financial reporting for the purposes of complying with item 404 of the Sarbanes-Oxley Act and will only be required to do so in connection with its second annual report on Form 20-F following consummation of the Business Combination. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Emergencia as a privately-held company.
Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New PubCo is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of New PubCo Ordinary Shares. Failure to timely implement or maintain effective internal control over financial reporting could also restrict our future access to the capital markets and subject each of us, our directors and our officers to both significant monetary and criminal liability.
New PubCo is expected to be a “controlled company” within the meaning of the rules of the NYSE. As a result, New PubCo will qualify for exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.
After completion of this offering, Ambipar will control a majority of the voting power of New PubCo Ordinary Shares. As a result, New PubCo will be a “controlled company” within the meaning of the corporate governance standards of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of its board of directors consist of independent directors;

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the requirement that the nominating and corporate governance committee is composed entirely of independent directors; and

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the requirement that the compensation committee is composed entirely of independent directors.

Currently, New PubCo does not plan to utilize the exemptions available for controlled companies, but will rely on the exemption available for foreign private issuers to follow its home country governance practices instead. If New PubCo ceases to be a foreign private issuer or if it cannot rely on the home country governance practice exemption for any reason, New PubCo may decide to invoke the exemptions available for a controlled company as long as it remains a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.
For more information, see “New Pubco Management Following the Business Combination — Foreign Private Issuer Exemptions.”
New PubCo’s controlling shareholder may take actions which are not necessarily in New Pubco’s interest or in the interest of other New Pubco shareholders.
New PubCo Class A Ordinary Shares, which are the shares that are being listed, have one vote per share, and New PubCo Class B Ordinary Shares have 10 votes per share. At the Closing, Ambipar is expected to receive all of the New PubCo Class B Ordinary Shares that will be issued and outstanding. By virtue of their holdings of New PubCo Class B Ordinary Shares, Ambipar is expected to hold approximately 95.8% of New PubCo’s voting power immediately following the Closing in the minimum redemption scenario (i.e., assuming that none of HPX’s public shareholders exercise their redemption rights in connection with the approval of the Business Combination with respect to their public shares, but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension). See the section titled “Description of New PubCo Share Capital” for further discussion of the terms of the Proposed Governing Documents that will be in effect immediately prior to the Closing. Accordingly, except with respect to the limited matters as to which Cayman Islands corporate law requires approval by a majority of votes cast by shareholders other than the controlling shareholder, Ambipar will control all matters submitted to the New PubCo shareholders for the foreseeable future, including the election of directors, certain amendments of New PubCo’s organizational documents, compensation matters, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring shareholder approval.
Ambipar may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control is likely to have the effect of limiting the likelihood of an unsolicited merger proposal, unsolicited tender offer, or proxy contest for the removal of directors. As a result, our governance structure and the adoption of the Proposed Governing Documents may have the effect of depriving New PubCo shareholders of an opportunity to sell their shares at a premium over prevailing market prices and make it more difficult to replace New PubCo’s directors and management.
Additionally, being a controlled company, relevant risks materializing at the ultimate parent level could have a negative impact on the trading price of New PubCo Securities and its financial condition, credit ratings or reputation.
As a foreign private issuer, New PubCo will be exempt from a number of rules under the U.S. securities laws and will be permitted to file less information with the SEC than a U.S. company. This may limit the information available to holders of New PubCo’s securities.
We are, and will after the consummation of the Business Combination be, considered a “foreign private issuer” under the Exchange Act and are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we have four months after the end of each fiscal year to file our annual report with the SEC, are not required to file certain periodic reports at all, and are not required to file other periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. issuers with securities registered under the Exchange Act. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our securities. Accordingly, after the Business Combination, if you continue to hold our securities, you may receive less or different information about us than you currently receive with regard to HPX or that you would receive about a U.S. issuer.
In addition, as a “foreign private issuer,” we are permitted to follow certain home-country corporate governance practices in lieu of certain NYSE requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NYSE requirement with which it does not comply followed by a description of its applicable home country practice. We currently intend to follow some, but not all of the corporate governance requirements of NYSE. With respect to the corporate governance requirements that we do follow, we cannot make any assurances that we will continue to follow such corporate governance requirements in the future, and may therefore in the future, rely on available NYSE exemptions that would allow New PubCo to follow its home country practice. Unlike the requirements of NYSE, New PubCo is not required to, under the corporate governance practice and requirements in the Cayman Islands, have its board consisting of a majority of independent directors, nor is New PubCo required to have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors, or have regularly executive sessions with only independent directors each year. Such Cayman Islands home country practices may afford less protection to holders of New PubCo Ordinary Shares. For additional information regarding the home country practices New PubCo intends to follow in lieu of NYSE requirements, see “New PubCo Management Following the Business Combination — Foreign Private Issuer Exemptions.”
In the future, we may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States, or if we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Following the consummation of the Business Combination, the determination of foreign private issuer status will be made annually on the last business day of our second fiscal quarter. Accordingly, we will next make a determination with respect to our foreign private issuer status on June 30, 2023.
If we lose our status as a “foreign private issuer” in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file with the SEC periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States and modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers, which could also increase our costs. Further, our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, including significant additional legal, accounting and other expenses, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.
We do not expect to pay dividends for the foreseeable future after the Business Combination.
Following the Business Combination, we currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay dividends to shareholders in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in the Cayman Islands Companies Act and in future agreements and financing instruments, business prospects and such other factors as our board of directors deems relevant. As a result, you may not receive any return on an investment in New PubCo Class A Ordinary Shares unless you sell New PubCo Class A Ordinary Shares for a price greater than that which you paid for them. See “Price Range of Securities and Dividends.”

The only principal asset of New PubCo following the Business Combination will be its interest in Emergencia and accordingly, New PubCo will depend on distributions from Emergencia to pay its debts and other obligations.
Upon consummation of the Business Combination, New PubCo will be a holding company and will have no material assets other than its interests in Emergencia. New PubCo is not expected to have independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses, as well as dividends in the future, if any, will be dependent upon the financial results and cash flows of Emergencia. There can be no assurance that Emergencia will generate sufficient cash flow to distribute funds to New PubCo, or that applicable law and contractual restrictions, including negative covenants under any debt instruments, if applicable, will permit such distributions. In addition, according to the Deeds of Debentures, Emergencia must maintain a minimum net debt to EBITDA ratio and shall not pay dividends or interest on equity or make other distributions to its shareholders if an event of acceleration or an event of default has occurred and has not been cured within the applicable grace period set forth in the Deeds of Debentures. Emergencia may enter into additional financing or other agreements in the future that may restrict the distribution of dividends or other payments to shareholders. If Emergencia does not distribute sufficient funds to New PubCo to pay its taxes or other liabilities, New PubCo may default on contractual obligations or have to borrow additional funds. In the event that New PubCo is required to borrow additional funds, it could adversely affect New PubCo’s liquidity and subject it to additional restrictions imposed by lenders.
Anti-takeover provisions in New PubCo’s governing documents might discourage, delay or prevent a change in control of New PubCo or changes in its management and, therefore, depress the trading price of New PubCo Securities.
New PubCo’s Proposed Governing Documents contain provisions that may make the acquisition of New PubCo more difficult, including the following:
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Notice Requirements for Shareholder Proposals.   Cayman Islands law and New PubCo’s Articles provide that one or more shareholders together holding at least one-third of the votes entitled to be cast at general meetings of New PubCo may request the convening of an extraordinary general meeting of New PubCo or the addition of one or more items to the agenda of any general meeting. The request must be deposited at the registered office and must be signed by the relevant requisitionists. New PubCo’s Proposed Governing Documents also specify certain requirements regarding the form and content of a shareholder’s requisition, including stating the purposes of the requested meeting. These requirements may make it difficult for New PubCo shareholders to bring matters before a general meeting.

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Special Resolutions.   New PubCo’s Proposed Governing Documents require special resolutions adopted at an extraordinary general meeting for any of the following matters, among other things: (a) a decrease of the share capital and of any capital redemption reserves, (b) an amendment to the Proposed Governing Documents or change of its name, (c) changing its registration to a different jurisdiction, (d) merge or consolidate with one or more constituent companies, upon such terms as the directors may determine, (e) change the number of directors of the board of directors and (f) in a winding up, direct the liquidator to divide amongst the shareholders the assets of New PubCo, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders. Pursuant to New PubCo’s Proposed Governing Documents any special resolution may be adopted at a general meeting at which a quorum is present (except as otherwise provided by mandatory law) by the affirmative votes of at least two-thirds (2∕3) of the votes validly cast on such resolution by shareholders entitled to vote.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of New PubCo or changes in its management, even if such transaction would benefit its shareholders, and therefore, adversely affect the trading price of New PubCo Securities.
The trading market for our securities will be influenced by the research and reports that analysts may publish about us, our business, our market and our competitors, or by the lack of any such research and reports. If the Business Combination’s benefits do not meet the expectations of these analysts, the market price of our securities may decline.
The trading market for New PubCo Class A Ordinary Shares will depend in part on the research and reports that analysts publish about our business. We do not have any control over these analysts. If the perceived benefits of the Business Combination do not meet the expectations of these analysts, the market price of HPX’s securities prior to the Closing may decline. Moreover, if one or more of the analysts who cover us downgrade New PubCo Class A Ordinary Shares or publish inaccurate or unfavorable research about our business, the price of New PubCo Class A Ordinary Shares may decline. If few analysts cover us, demand for New PubCo Class A Ordinary Shares could decrease, and New PubCo Class A Ordinary Shares and trading volume may decline. Similar results may occur if one or more of these analysts stop covering us in the future or fail to publish reports on us regularly.
The share price of $10.00 per share used in the Business Combination is based on a convention for transactions involving special purpose acquisition companies and not on any intrinsic value. The pre-Closing market price of HPX shares is backstopped by the funds in the Trust Account and should therefore not be taken as reflecting the market’s view of the per share value of the post-Closing company. Following the Closing, when that backstop disappears, the New PubCo Class A Ordinary Shares may trade materially lower than $10.00 per share.
In certain places in this proxy statement/prospectus, there are references to a New PubCo Class A Ordinary Shares price of $10.00 per share. That price was used by HPX and Emergencia for various purposes in connection with the Business Combination, but it was based on a convention for transactions involving special purpose acquisition companies and not on any intrinsic value.
The pre-Closing market price of HPX shares is backstopped by the funds in the Trust Account, which prevent that price from falling materially below $10.00 per share. It should therefore not be taken as reflecting the market’s view of the per share value of the post-Closing company, or in any way a prediction or any sort of assurance as to the market price of the New PubCo Class A Ordinary Shares. HPX can give no assurance that the market price of New PubCo Class A Ordinary Shares will trade at or above the $10.00 price referenced and indeed the trading price may be materially lower than $10.00 per share.
We expect fluctuations in our results of operations, making it difficult to project future results, and if we fail to meet the expectations of analysts or investors with respect to our results of operations, our stock price could decline.
Our results of operations have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance. In addition to the other risks described herein, factors that may affect our results of operations include the following:
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fluctuations in demand for or pricing of our service;

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our ability to attract new customers or retain existing customers;

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customer expansion rates;

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seasonality;

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investments in new features and functionality;

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the speed with which we are able to provide our services to customers;

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changes in customers’ budgets, the timing of their budget cycles and purchasing decisions;

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our ability to control costs, including our operating expenses;

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the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses;

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the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

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the amount and timing of costs associated with recruiting, training and integrating new employees and retaining and motivating existing employees;

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the effects and timing of acquisitions and their integration;

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general economic conditions, both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers participate;

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fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

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health epidemics or pandemics, such as the COVID-19 outbreak;

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the impact, or timing of our adoption, of new accounting pronouncements;

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changes in regulatory or legal environments that may cause us to incur, among other things, expenses associated with compliance;

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the overall tax rate for our business, which may be affected by the mix of income we earn in Brazil and in jurisdictions with different tax rates, the effects of stock-based compensation and the effects of changes in our business;

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the impact of changes in tax laws or judicial or regulatory interpretations of tax laws, which are recorded in the period such laws are enacted or interpretations are issued and may significantly affect the effective tax rate of that period;

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changes in the competitive dynamics of our market, including consolidation among competitors or customers; and

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significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our services.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our results of operations to vary significantly. If our quarterly results of operations fall below the expectations of investors or analysts who follow our stock, the price of New PubCo Ordinary Shares could decline substantially, and we could face costly lawsuits, including securities class actions.
Substantial future sales, or the perception of future sales, of New PubCo Securities could cause the market price of New PubCo Securities to decline, even if our business is doing well.
Pursuant to the Investor Rights Agreement, Ambipar, the Sponsor and certain other persons listed thereto have agreed that, during the applicable lock-up period and subject to certain exceptions, they will not sell or assign, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidation with respect to or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any New PubCo Security, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any New PubCo Security, whether any such transaction is to be settled by delivery of such New PubCo Security, in cash or otherwise, or publicly announce any intention to effect any such transaction. See the section of this proxy statement/prospectus titled “Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Further, the Investor Rights Agreement provides the Sponsor and certain other parties thereto with customary demand registration rights and piggy-back registration rights with respect to registration statements filed by New PubCo after the Closing. See the section of this proxy statement/prospectus titled “Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Upon expiration of the applicable lock-up period and upon the effectiveness of any registration statement that New PubCo files pursuant to the above-referenced Investor Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, the New PubCo shareholders may sell large amounts of New PubCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the New PubCo Ordinary Shares or putting significant downward pressure on the trading price of the New PubCo Ordinary Shares. Further, sales of New PubCo Ordinary Shares upon expiration of the applicable lockup period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of New PubCo Ordinary Shares could have a tendency to depress the price of the New PubCo Ordinary Shares, which could increase the potential for short sales.
Additionally, through the Subscription Agreements and, as the case may be, the Cygnus Subscription Agreement, New PubCo has agreed with the PIPE Investors and Cygnus Fund Icon, respectively, to register the New PubCo Class A Ordinary Shares purchased by the PIPE Investors and Cygnus Fund Icon pursuant to the Subscription Agreements and the Cygnus Subscription Agreement, respectively, on a resale registration statement following the Closing. These shares will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by Ambipar or any of Ambipar’s “affiliates” (as such term is defined in Rule 144 under the Securities Act). As such, this additional liquidity in the market for New PubCo Ordinary Shares may lead to downward pressure on the market price of the New PubCo Class A Ordinary Shares.
We cannot predict the size of future issuances of New PubCo Ordinary Shares or the effect, if any, that future issuances and sales of shares of New PubCo Ordinary Shares will have on the market price of the New PubCo Ordinary Shares. Sales of substantial amounts of New PubCo Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of New PubCo Class A Ordinary Shares.
A market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
Following the Business Combination, the price of New Pubco Securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for the New Pubco Securities following the Business Combination may never develop or, if it develops, it may not be sustained.
If the New PubCo Securities are not eligible for deposit and clearing within the facilities of the Depository Trust Company, then transactions in our securities may be disrupted.
The facilities of the Depository Trust Company (“DTC”) are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. New PubCo expects that the New PubCo Class A Ordinary Shares and the New PubCo Warrants will be eligible for deposit and clearing within the DTC system. New PubCo expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the New PubCo Class A Ordinary Shares and the New PubCo Warrants. New PubCo expects these actions, among others, will result in DTC agreeing to accept the New PubCo Class A Ordinary Shares and the New PubCo Warrants for deposit and clearing within its facilities.
DTC is not obligated to accept the New PubCo Class A Ordinary Shares or the New PubCo Warrants for deposit and clearing within its facilities in connection with the listing, and even if DTC does initially accept the New PubCo Class A Ordinary Shares or the New PubCo Warrants, it will generally have discretion to cease to act as a depository and clearing agency for the New PubCo Class A Ordinary Shares or the New PubCo Warrants.
If DTC determines prior to the consummation of the Business Combination that the New PubCo Class A Ordinary Shares or the New PubCo Warrants are not eligible for clearance within the DTC system, then New PubCo would not expect to consummate the Business Combination and the listing contemplated by this proxy statement/prospectus in its current form. However, if DTC determines at any time after the completion of the Transactions and the listing that the New PubCo Class A Ordinary Shares or the New PubCo Warrants were not eligible for continued deposit and clearance within its facilities, then New PubCo believes that the New PubCo Class A Ordinary Shares or the New PubCo Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in the New PubCo Securities would be disrupted. While New PubCo would pursue alternative arrangements to preserve its listing and maintain trading of the New PubCo Securities, any such disruption could have a material adverse effect on the market price of the New PubCo Securities.

The NYSE may not list our securities on its exchange, and if they are listed we may be unable to satisfy listing requirements in the future, which could limit investors’ ability to effect transactions in our securities and subject us to additional trading restrictions.
In connection with the closing of the Business Combination, we intend to apply to have New PubCo Class A Ordinary Shares and New PubCo Warrants listed on the NYSE Capital Market under the symbol “AMBI” and “AMBIWS,” respectively. New PubCo will be required to meet the initial listing requirements of the NYSE in order to list New PubCo Class A Ordinary Shares and New PubCo Warrants. There can be no assurance that New PubCo will be able to meet those initial listing requirements. In particular, the New York Stock Exchange requires listed companies to have at least 400 round lot holders. Even if New PubCo’s securities are so listed, New PubCo may be unable to maintain the listing of its securities in the future.
New PubCo’s continued eligibility for listing may depend on the number of HPX public shares that are redeemed. If, after the Business Combination, the NYSE delists New PubCo’s shares from trading on its exchange for failure to meet the listing standards, New PubCo and its shareholders could face significant material adverse consequences including:
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a limited availability of market quotations for New PubCo’s securities;

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reduced liquidity for New PubCo’s securities;

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a determination that New PubCo’s shares is a “penny stock” which will require brokers trading in New PubCo’s shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New PubCo Class A Ordinary Shares;

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a limited amount of news and analyst coverage; and

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a decreased ability to obtain capital, pursue acquisitions, issue additional securities or obtain additional financing in the future.

An active trading market for New PubCo Class A Ordinary Shares may never develop or, if developed, it may not be sustained. You may be unable to sell your New PubCo Class A Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of HPX’s public shares in connection with the Closing of the Business Combination.
Subsequent to the completion of the Business Combination, New PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New PubCo’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Even though HPX has conducted due diligence on Emergencia that it believes to be reasonable, it cannot assure you that this diligence will surface all material issues that may be present inside Emergencia, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Emergencia’s business and outside of HPX’s or New PubCo’s control will not later arise.
As a result of these factors, New PubCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in reporting losses. Even if HPX’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with HPX’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New PubCo’s liquidity, the fact that charges of this nature are reported, could contribute to negative market perceptions about New PubCo or New PubCo’s securities. In addition, charges of this nature may cause New PubCo to violate net worth or other covenants to which it may be subject as a result of assuming pre-existing debt held by Emergencia or by virtue of post-combination debt financing.
Accordingly, any HPX shareholders who choose to become holders of New PubCo Class A Ordinary Shares following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to claim successfully that the reduction was due to the breach by HPX officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this proxy statement/prospectus contained an actionable material misstatement or material omission.

Being a public company requires significant resources and management attention and may affect our ability to attract and retain executive management and qualified board members.
New Pubco will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing requirements and other applicable securities law, rules and regulations. As such, New PubCo will incur additional legal, accounting and other expenses following completion of the Business Combination. These expenses may increase even more if New PubCo no longer qualifies as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. See “— We are and will continue to be an “emerging growth company” and are subject to reduced SEC reporting requirements applicable to emerging growth companies.” The Exchange Act requires, among other things, that New PubCo file annual and current reports with respect to its business and operating results. The Sarbanes-Oxley Act requires, among other things, that New PubCo maintains effective disclosure controls and procedures and internal control over financial reporting. New PubCo may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses.
Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters, higher costs necessitated by ongoing revisions to disclosure and governance practices and a diversion of management’s time and attention from revenue generating activities to compliance activities. New PubCo expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although New PubCo is currently unable to estimate these costs with any degree of certainty. New Pubco may need to hire more employees in the future or engage outside consultants to comply with these requirements, which would further increase expenses.
Many members of New PubCo’s management team will have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. New PubCo’s management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing its growth strategy, which could prevent New PubCo from improving its business, financial condition and results of operations. Furthermore, New PubCo expects these rules and regulations to make it more difficult and more expensive for New PubCo to obtain director and officer liability insurance, and consequently New PubCo may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on its business, financial condition, results of operations and prospects. These factors could also make it more difficult for New PubCo to attract and retain qualified members of its board of directors, particularly to serve on New PubCo’s audit committee, and qualified executive officers.
As a result of disclosure of information in this proxy statement/prospectus and in filings required of a public company, New PubCo’s business and financial condition will become more visible, which New PubCo believes may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, New PubCo’s business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in New PubCo’s favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on its business, financial condition, results of operations, prospects and reputation.
After completion of the Business Combination, we will depend on our shareholder Ambipar for many support services, certain of which will be provided only on a transitional basis while others may be provided for the foreseeable future on arms-length terms.
Emergencia relies on certain administrative and other resources of Ambipar, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, to operate its business. Prior to the First Effective Time, but effective as of Closing, Emergencia will enter into a Cost Sharing Agreement with Ambipar to retain the ability to use these resources. The Cost Sharing Agreement will allow Ambipar to terminate the agreement, at its sole discretion, for as long as it controls New PubCo, with sixty days’ prior written notice to Emergencia, and Emergencia to terminate the agreement with one hundred-eighty days’ prior written notice to Ambipar, with the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of the written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the Cost Sharing Agreement. The services provided under the Cost Sharing Agreement may not be sufficient to meet Emergencia’s needs and may not be provided at the same level as when the entities comprising Emergencia were direct and indirect wholly-owned subsidiaries of Ambipar. Emergencia and Ambipar will rely on each other to perform their obligations under the Cost Sharing Agreement. If Ambipar is unable to satisfy its material obligations under the agreement, or if the agreement is terminated, Emergencia may not be able to obtain such services at all or obtain the services on terms as favorable as those in the Cost Sharing Agreement, and could as a result suffer operational difficulties or significant losses. See also the risk factor entitled “We may face potential conflicts of interest in negotiations with related parties.”
In addition, prior to Closing and before entering into the Cost Sharing Agreement, Emergencia and its subsidiaries will receive informal support from Ambipar as wholly owned subsidiaries of Ambipar, and the level of this informal support may diminish as Emergencia becomes a more independent company. Any failure or significant interruption of Emergencia’s own administrative systems or in the Ambipar’s administrative systems during the term of the Cost Sharing Agreement could result in unexpected costs, impact Emergencia’s results or prevent it from paying its suppliers or employees and performing other administrative services on a timely basis.
Our business and operations could be negatively affected if we become subject to any securities litigation, shareholder activism, regulatory actions or compliance issues which could cause us to incur significant expenses, hinder execution of business and growth strategies, including by distracting our management and impacting the price of our securities.
In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, as well as the frequency of lawsuits against special purpose acquisition company (“SPAC”) sponsors, has been increasing recently, especially in the context of SPAC business combinations. Volatility in the share price of our securities or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert our management attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with customers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, the price of our securities could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual financial condition and results of operations after the Business Combination may differ materially.
The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New PubCo’s actual financial position or results of operations would have been had the Business Combination been completed on the date(s) indicated. The preparation of the pro forma financial information is based upon available information and certain assumptions and estimates that HPX, Emergencia and New PubCo currently believe are reasonable, but the actual financial condition and results of operations after the Business Combination may differ materially. See the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The dual class structure of New PubCo Ordinary Shares may adversely affect the trading market for New PubCo Class A Ordinary Shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of New PubCo Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indices. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P Mid Cap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI Inc. (“MSCI”), a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in indices that exclude companies with multi-class share structures, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in New PubCo Class A Ordinary Shares. We cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make New PubCo Class A Ordinary Shares less attractive to investors and, as a result, the market price of New PubCo Class A Ordinary Shares could be adversely affected.
Risks Relating to the Redemption
Any failure by the signatories to the Subscription Agreements, the Cygnus Subscription Agreement (as the case may be), the Non-Redemption Agreements and the Ambipar Subscription Agreement in complying with the covenants in such agreements may deplete HPX’s Trust Account prior to the Business Combination and thereby diminish the amount of working capital of New PubCo following the consummation of the Business Combination.
On July 14, 2022, HPX shareholders approved an amendment to its then existing amended and restated memorandum and articles of association to give effect to the Initial Extension. At the meeting related to the Initial Extension Amendment, the holders of 19,472,483 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, leaving approximately $58.4 million in the Trust Account as of that date. On November 3, 2022, HPX shareholders approved another amendment to its then existing amended and restated memorandum and articles of association to give effect to the Second Extension. At the meeting related to the Second Extension Amendment, the holders of 3,650,973 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of approximately $36.7 million, leaving approximately $21.9 million in the Trust Account as of that date.
Even assuming that all the outstanding public shares not subject to the Non-Redemption Agreements are redeemed in connection with the Business Combination, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 of Available Cash, including the cash held in the Trust Account and the net proceeds actually paid to New PubCo upon consummation of the PIPE Financing and the Ambipar PIPE Financing, must be available to satisfy the Minimum Available Cash Condition.
If, for any reason, such as any failure by the signatories to the Subscription Agreements, the Cygnus Subscription Agreement (as the case may be), the Non-Redemption Agreements and the Ambipar Subscription Agreement in complying with the covenants in such agreements, the net amount of proceeds actually received by New PubCo upon consummation of the PIPE Financing and the Ambipar PIPE Financing, is lower than $168,000,000 (without considering any payment of Business Combination related transaction expenses), and HPX may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for third party financing. Raising additional third party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit HPX’s ability to optimize its capital structure.
If HPX shareholders fail to receive notice of our offer to redeem the HPX Ordinary Shares in connection with the Business Combination, or fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their HPX Ordinary Shares for a pro rata portion of the funds held in the Trust Account.
We will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite our compliance with these rules, if a shareholder fails to receive our proxy solicitation materials, such shareholder may not become aware of the opportunity to redeem its shares. In order to exercise their redemption rights, HPX public shareholders are required to submit a request in writing and deliver their shares (either physically or electronically) to HPX’s transfer agent at least two business days prior to the vote at the extraordinary general meeting. Shareholders electing to redeem their shares will receive their pro rata portion of the Trust Account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the Business Combination. Any HPX shareholder who fails to properly exercise redemption rights will not be entitled to redeem their shares for a pro rata portion of the Trust Account. See “The Extraordinary General Meeting of HPX Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.
There is no guarantee that a public shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the public shareholder in a better future economic position.
HPX can give no assurance as to the price at which a public shareholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in HPX share price, and may result in a lower value realized now than a public shareholder might realize in the future had the public shareholder not redeemed its shares. Similarly, if a public shareholder does not redeem its shares, the public shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a public shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public shareholder should consult the public shareholder’s own financial advisor for assistance on how this may affect his, her, or its individual situation.
New PubCo may redeem your unexpired New PubCo Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your New PubCo Warrants worthless.
Following the Business Combination, New PubCo will have the ability to redeem outstanding New PubCo Warrants, as they will be subject to the same terms and conditions as the current HPX Public Warrants (subject to adjustment as set forth in the Business Combination Agreement), which currently provide for redemptions at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New PubCo Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which they send the notice of redemption to the warrantholders (“Reference Value”) equals or exceeds $18.00 per share (as adjusted). If and when the New PubCo Warrants become redeemable, New PubCo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New PubCo may redeem the New PubCo Warrants as set forth above even if the holders are otherwise unable to exercise the New PubCo Warrants. Redemption of the outstanding New PubCo Warrants as described above could force you to: (1) exercise your New PubCo Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (2) sell your New PubCo Warrants at the then-current market price when you might otherwise wish to hold your New PubCo Warrants; or (3) accept the nominal redemption price which, at the time the outstanding New PubCo Warrants are called for redemption, we expect would be substantially less than the market value of your New PubCo Warrants.
In addition, New PubCo will have the ability to redeem the outstanding New PubCo Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per New PubCo Warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted). In such a case, the holders will be able to exercise their New PubCo Warrants prior to redemption for a number of New PubCo Class A Ordinary Shares determined based on the redemption date and the fair market value of the New PubCo Class A Ordinary Shares. The value received upon exercise of the New PubCo Warrants (1) may be less than the value the holders would have received if they had exercised their New PubCo Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the New PubCo Warrants, including because the number of ordinary shares received is capped at 0.361 Class A ordinary shares per New PubCo Warrant (subject to adjustment) irrespective of the remaining life of the New PubCo Warrants.
In the event that New PubCo elects to redeem all of the outstanding New PubCo Warrants, New PubCo would only be required to have the notice of redemption mailed by first class mail, postage prepaid by New PubCo not less than 30 days prior to the redemption date to registered holders of the outstanding New PubCo Warrants to be redeemed at their last address as they shall appear on the registration books.
Prior to the Business Combination, the HPX Public Warrants will have substantially the same risk described above. The HPX Private Placement Warrants, which are not redeemable by HPX so long as they are held by the Sponsor or its permitted transferees, will, in connection with the Business Combination, be converted into and become New PubCo Private Placement Warrants.
We have a minimum available cash condition, which may make it more difficult for us to complete the Business Combination as currently contemplated.
The Business Combination Agreement provides that Emergencia’s obligation to consummate the Business Combination is conditioned on, among other things, that as of the First Effective Time, the cash in the Trust Account into which substantially all of the proceeds of our IPO and private placements of our HPX Private Placement Warrants have been deposited, after deducting the amount required to be paid to our shareholders who elect to exercise their redemption rights, together with the aggregate net proceeds from the PIPE Financing and the Ambipar PIPE Financing, be equal to at least $168,000,000 (without considering any payment of Business Combination related transaction expenses).
There can be no assurance that Emergencia would waive the Minimum Available Cash Condition. If such condition is neither met nor waived pursuant to the terms of the Business Combination Agreement, then the proposed Business Combination Agreement would not be consummated.
We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete our Business Combination even if a significant number of our shareholders elect to redeem their Class A Ordinary Shares.
The Existing Governing Documents do not provide a specified maximum redemption threshold, except that in no event will we redeem the public shares in an amount that would cause our net tangible assets to be less than $5,000,001. As a result, we may be able to complete the Business Combination even though a substantial majority of the public shareholders have redeemed their shares. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any persons that would affect the vote on the proposals to be put to the extraordinary general meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Following the Business Combination, New PubCo’s management will have the ability to require holders of New PubCo Warrants to exercise such warrants on a cashless basis which would cause holders to receive fewer ordinary shares upon their exercise of the New PubCo Warrants than they would have received had they been able to exercise their New PubCo Warrants for cash.
If New PubCo calls the New PubCo Warrants for redemption after the redemption criteria described elsewhere in this proxy statement/prospectus have been satisfied, New PubCo’s management will have the option to require any holder that wishes to exercise their New PubCo Warrant (including any New PubCo Warrants held by our Sponsor, our former officers or directors or their permitted transferees) to do so on a “cashless basis.” If New PubCo’s management chooses to require holders to exercise their New PubCo

Warrants on a cashless basis, the number of ordinary shares received by a holder upon exercise will be fewer than it would have been had such holder exercised his New PubCo Warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in New PubCo.
The ability of our public shareholders to exercise redemption rights with respect to a large number of our shares may not allow us to optimize our capital structure.
We have entered into the Business Combination Agreement and do not know how many shareholders may exercise their redemption rights, and therefore have structured the transaction based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have a minimum amount of cash at the First Effective Time and we may need to reserve a portion of the cash in the Trust Account to meet such requirements. In addition, if a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account.
If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.
A public shareholder, together with his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares (the “Excess Shares”). Your inability to redeem any such Excess Shares will reduce your influence over HPX’s ability to consummate the Business Combination and you could suffer a material loss on your investment in HPX if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if HPX consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such Excess Shares, would be required to sell your shares in open market transactions, potentially at a loss. HPX cannot assure you that the value of such Excess Shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price.
However, HPX’s shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination is not restricted by this limitation on redemption.
You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or HPX Public Warrants, potentially at a loss.
HPX’s public shareholders will be entitled to receive funds from the Trust Account only upon the earlier to occur of: (i) the completion of the Business Combination, and then only in connection with those HPX Ordinary Shares that such shareholder properly elected to redeem, subject to the limitations described herein, and (ii) the redemption of HPX public shares if HPX is unable to complete its business combination by March 31, 2023 (or such later date as may be agreed by HPX shareholders in connection with an Additional Extension), subject to applicable law and as further described herein. In no other circumstances will a public shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your public shares or HPX Public Warrants, potentially at a loss.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share.
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where we are unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we have not completed our initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of HPX’s initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and believe that our Sponsor’s only assets are securities of HPX. Our Sponsor may not have sufficient funds available to satisfy those obligations. We have not asked our Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial Business Combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our directors or officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of our board of directors may be viewed as having breached their fiduciary duties, thereby exposing the members of our board of directors and us to claims of damages.
If, after we distribute the proceeds in the Trust Account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. In addition, our board of directors may be viewed as having breached its fiduciary duty or having acted in bad faith, thereby exposing it and us to claims of damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

If, before distributing the proceeds in the Trust Account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public shareholders, we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our liquidation estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any liquidation claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation would be reduced.
The amount of cash raised in the PIPE private placement may not be sufficient to offset the amount of cash need to fund any redemptions of shares by HPX’s public shareholders, either in connection with the extension vote (if required) or in connection with the Business Combination, which could impair the completion of the Business Combination, or force it to be completed at different terms and with a different pro-forma ownership structure than currently envisioned.
If a larger number of shares are submitted for redemption by HPX’s public shareholders than HPX initially expected, either in connection with the extension vote (if required) or in connection with the Business Combination, the funding of such redemptions of shares may deplete HPX’s Trust Account prior to the Business Combination and, if the amount of cash raised in the PIPE private placement is not sufficient to offset the amount of cash need to fund any such redemptions, HPX may not have sufficient funds to complete the Business Combination, or may be forced to complete the Business Combination at different terms and with a different pro-forma ownership structure than currently envisioned.
Risks Relating to U.S. Tax
New PubCo may be or may become a Passive Foreign Investment Company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of HPX Class A Ordinary Shares or HPX Warrants.
If New PubCo (or its predecessor HPX) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements. Following the First Merger, provided that the First Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, New PubCo will be treated as the successor to HPX for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC asset and income tests will be applied based on the assets and activities of the combined business. Based on the anticipated timing of the Business Combination and the anticipated assets and income of the combined company, New PubCo is not expected to be a PFIC for its taxable year ending December 31, 2023 or subsequent taxable years.
However, New PubCo’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which is generally determined in large part by reference to the market price of the New PubCo Class A Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurance regarding New PubCo’s PFIC status for its current taxable year or any future taxable year.
Additionally, even if New PubCo is not a PFIC following the Business Combination, New PubCo Class A Ordinary Shares will generally be treated as stock of a PFIC with respect to a U.S. Holder that held HPX Class A Ordinary Shares in a prior taxable year in which HPX was treated as a PFIC, provided the First Merger qualifies as an “F” reorganization. Because it is a blank check company with no active business, it is anticipated that HPX was a PFIC for its taxable years ended December 31, 2020, December 31, 2021 and December 31, 2022. Absent certain elections, a determination that New PubCo is a PFIC (or, in the circumstances described above, that HPX was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.
For a more detailed discussion of the PFIC rules and the risks and tax consequences of PFIC classification to U.S. Holders of New PubCo Class A Ordinary Shares, please see the section entitled “U.S. Federal Income Tax Considerations — PFIC Considerations.” U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to holders of New PubCo Class A Ordinary Shares.
The First Merger may be a taxable event for U.S. Holders of HPX Class A Ordinary Shares or HPX Warrants.
As discussed more fully in “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders,” Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of HPX Class A Ordinary Shares should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the First Merger.
Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the First Merger, that treatment is not entirely clear. No assurance can be given that the IRS will not assert an alternative characterization of the First Merger and the transactions comprising the Business Combination, which could cause U.S. Holders of HPX Securities to recognize gain for U.S. federal income tax purposes as a result of the First Merger.
For a more detailed discussion of the U.S. federal income tax consequences to U.S. Holders of HPX Class A Ordinary Shares, see the section titled “U.S. Federal Income Tax Considerations — Effects of the Business Combination to U.S. Holders.” All holders of HPX Securities should consult their tax advisors regarding the potential tax consequences to them of the First Merger, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

THE EXTRAORDINARY GENERAL MEETING OF HPX SHAREHOLDERS
For purposes of this section, “we,” “us” or “our” refer to HPX, unless the context otherwise requires.
The HPX Extraordinary General Meeting
We are furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the HPX Board for use at the extraordinary general meeting of shareholders to be held on, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about       . This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the extraordinary general meeting of shareholders.
Date, Time and Place of Extraordinary General Meeting
The extraordinary general meeting will be held at the offices of located at       , and online via live webcast, at       , Eastern Time, on       , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned. Due to public health concerns regarding the COVID-19 pandemic, and the importance of ensuring the health and safety of our directors, officers, employees and shareholders, our shareholders are encouraged to attend the extraordinary general meeting virtually via live webcast. The HPX extraordinary general meeting can be accessed virtually by visiting our meeting website https://www.cstproxy.com/hpxcorp/2023, where our shareholders will be able to listen to the meeting, submit questions and vote online.
Purpose of the Extraordinary General Meeting
At the HPX extraordinary general meeting, we will ask our shareholders to vote in favor of the following proposals:

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The Business Combination Proposal — a proposal to approve the transactions contemplated by the Business Combination Agreement, including the Business Combination;

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The First Plan of Merger Proposal — a proposal by special resolution to approve the First Plan of Merger and the transactions contemplated thereby;

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The Second Plan of Merger Proposal — a proposal by special resolution to approve the Second Plan of Merger and the transactions contemplated thereby;

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The Change in Authorized Share Capital Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular a change in the authorized share capital of New PubCo;

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The Method to Appoint and Elect Directors Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular with respect to the method of appointment and election of directors to the board of directors of New PubCo;

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The Other Changes to the Governing Documents Proposal — a proposal by ordinary resolution to approve material differences between the Proposed Governing Documents and the Existing Governing Documents, in particular the changes in connection with the adoption of the Proposed Governing Documents other than those being considered and voted under the Change in Authorized Share Capital Proposal and the Method to Appoint and Elect Directors Proposal; and

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The Adjournment Proposal — a proposal to approve by ordinary resolution the adjournment of the extraordinary general meeting to a later date or dates, if necessary, to, among other things, permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the extraordinary general meeting or if our shareholders have elected to redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to closing of the Business Combination would not be satisfied.

Recommendation of the HPX Board
The HPX Board believes that the Business Combination Proposal and the other proposals be presented at the extraordinary general meeting of shareholders are in the best interests of HPX and its shareholders and unanimously recommends that its shareholders vote “FOR” the Business Combination Proposal, “FOR” the First Plan of Merger Proposal, “FOR” the Second Plan of Merger Proposal, “FOR” the Change in Authorized Share Capital Proposal, “FOR” the Method to Appoint and Elect Directors Proposal, “FOR” the Other Changes to the Governing Documents Proposal and “FOR” the Adjournment Proposal, in each case, if presented at the extraordinary general meeting.
The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of our and HPX shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the HPX Board in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. These interests include, among other things:
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the fact that certain of our directors and officers are principals of our Sponsor;

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the fact that 6,245,000 Founder Shares held by our Sponsor, for which it paid $25,000.00, and 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization as a result of which the Sponsor will hold (i) 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), which will convert on a one-for-one basis, into an equal number of New PubCo Class A Ordinary Shares upon the Closing, and (ii) 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens. Likewise, the 60,000 Founders Shares held by the Insiders will also be subject to the Sponsor Recapitalization as a result of which each Insider will hold 20,000 HPX Class A Ordinary Shares, which will convert on a one-for-one basis, into 20,000 New PubCo Class A Ordinary Shares upon the Closing. In addition, Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. Such shares and units will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, or restricted stock units that are settled in New PubCo Class A Ordinary Shares, as the case may be, as described further below and will be worthless if an initial business combination is not consummated:

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/ unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Sponsor(5)	1,860,000	—	$18,600,000	$18,358,200
Bernardo Hees(5)	1,860,000	—	$18,600,000	$18,358,200
Carlos Piani(5)	1,860,000	—	$18,600,000	$18,358,200
Rodrigo Xavier(5)	1,860,000	—	$18,600,000	$18,358,200
Marcos Peigo	20,000	—	$200,000	$197,400
Wolney Betiol	20,000	—	$200,000	$197,400

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/ unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Salete Pinheiro	20,000	—	$200,000	$197,400
Rafael Grisolia	—	20,000	$200,000	$197,400

(1)
Interests shown consist solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing. Such shares will automatically convert into New PubCo Class A Ordinary Shares upon the Closing on a one-for-one basis.

(2)
Interests shown consist solely of HPX Restricted Stock Units prior to the First Effective Time. Such HPX Restricted Stock Units will automatically convert into restricted stock units that are settled in New PubCo Class A Ordinary Shares at the First Effective Time and, pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(3)
Assumes a value of $10.00 per Class A Ordinary Share or Restricted Stock Unit, as applicable, the deemed value of the New PubCo Class A Ordinary Shares in the Business Combination. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(4)
Assumes a value of $9.87 per Class A Ordinary Share or Restricted Stock Unit, as applicable, which was the closing price of the HPX Class A Ordinary Shares on the NYSE American on December 2, 2022. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(5)
HPX Capital Partners LLC is the record holder of the shares reported herein. The managers of our Sponsor, Messrs. Hees, Piani and Xavier, by virtue of their shared control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor.

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the fact that if an initial business combination is not consummated by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor, officers, directors and their respective affiliates will lose their entire investment in us of $7,085,000 in the aggregate, which investment included $25,000 in value of HPX Class A Ordinary Shares (consisting solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing), valued at an assumed price of $10.00 per share, the value implied by the Business Combination (inclusive of the Sponsor’s initial capital contribution of $25,000), the 7,060,000 HPX Private Placement Warrants acquired for a purchase price of $7,060,000 in the aggregate, and $905,000 outstanding as of the date of this proxy statement/prospectus under an unsecured promissory note;

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the fact that given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the public shares sold in the IPO and the 1,860,000 New PubCo Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) that the Sponsor will receive upon conversion of the Founder Shares and considering the Sponsor Recapitalization in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Class A Ordinary Shares trade below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;
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the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares held by them if HPX fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that in connection with the Business Combination, we entered into the Subscription Agreements with the PIPE Investors, which provide for the purchase by the PIPE Investors of an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000, in a private placement, as well as for the issuance of an aggregate of 2,567,500 New PubCo Warrants and an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares to the PIPE Investors (with Opportunity Agro Fund being issued 2,280,000 New PubCo Warrants and 1,810,000 additional New PubCo Class A Ordinary Shares pursuant to the Opportunity Subscription Agreement), the closing of which will occur substantially concurrently with the Closing. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively;

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the fact that in connection with the Business Combination, we entered into the Ambipar Subscription Agreement with Ambipar, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares (at $10.00 per share), payable by Ambipar either in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement;

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the fact that in connection with the Business Combination, we entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights;

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the fact that if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that, as of June 24, 2022 and on November 30, 2022, the Sponsor loaned to HPX an aggregate of $700,000 and $205,000, respectively, for working capital purposes and $905,000 is outstanding as of the date of this proxy statement/prospectus. This loan is evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants;

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the fact that, unless a business combination is completed, our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating a business combination from funds outside of the Trust Account, which funds are limited. As of the date of this proxy statement/prospectus, no such out-of-pocket expenses related to identifying, investigating and consummating a business combination and for which our directors would be awaiting reimbursement have been incurred;
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the fact that pursuant to the Investor Rights Agreement (as defined below), certain holders of registrable securities can demand registration of their registrable securities and will also have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing, whereas they do not have such rights today;

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the potential continuation of certain directors and other persons associated with HPX and Sponsor as directors and in other roles at New PubCo. In particular, Mr. Carlos Piani is nominated to the board of directors of New PubCo, Mr. Bernardo Hees is expected to be nominated to the advisory executive committee of New PubCo, Mr. Rafael Espírito Santo is nominated to be New PubCo’s chief financial officer, and Mr. Pedro Petersen is nominated to be New PubCo’s chief investor relations officer; and

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the continued indemnification of current directors and officers of HPX and the continuation of directors’ and officers’ liability insurance for a period of six years after the Business Combination.

See the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
Record Date and Voting
You will be entitled to vote or direct votes to be cast at the extraordinary general meeting if you owned shares of HPX Ordinary Shares at the close of business on       , which is the record date for the extraordinary general meeting of shareholders. You are entitled to one vote for each share of HPX Ordinary Shares that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the date of this proxy statement/prospectus, there are 8,481,544 shares of HPX Ordinary Shares outstanding, of which 2,176,544 are HPX Class A Ordinary Shares and 6,305,000 are HPX Class B Ordinary Shares.
Our Sponsor has agreed to vote all of its Founder Shares and any public shares acquired by it in favor of the Business Combination Proposal. The issued and outstanding HPX Warrants do not have voting rights at the extraordinary general meeting of shareholders.
Voting Your Shares
Each HPX Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the extraordinary general meeting of shareholders. Your one or more proxy cards show the number of shares of HPX Ordinary Shares that you own.
If you are a holder of record, there are two ways to vote your shares of HPX Ordinary Shares at the extraordinary general meeting of shareholders:
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You can vote by completing, signing and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable extraordinary general meeting(s). If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of HPX Ordinary Shares will be voted, as recommended by the HPX Board. With respect to each proposal for the extraordinary general meeting of shareholders, that means voting “FOR” for each.

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You can attend the extraordinary general meeting and vote in person. You will be given a ballot when you arrive. However, if your shares of HPX Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares of HPX Ordinary Shares.
Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your HPX Ordinary Shares, you may contact our proxy solicitor:
Morrow Sodali LLC
Telephone: (800) 662-5200
Banks and brokers: (203) 658-9400
Email: HPX.info@investor.morrowsodali.com
Quorum and Vote Required for Shareholder Proposals
A quorum of our shareholders is necessary to hold a valid meeting. A quorum will be present at the extraordinary general meeting of shareholders if a majority of the HPX Ordinary Shares outstanding and entitled to vote at the extraordinary general meeting of shareholders is represented in person or by proxy. Abstentions will count as present for the purposes of establishing a quorum.
The approval of each of the Business Combination Proposal, the Governing Documents Proposals and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. The approval of each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of holders of a majority of at least two-thirds (2/3) of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Abstentions and Broker Non-Votes
Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the extraordinary general meeting are “non-routine” matters.
Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.
Revocability of Proxies
If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to Morrow Sodali, our proxy solicitor, prior to the date of the extraordinary general meeting or by voting in person at the extraordinary general meeting. Attendance at the extraordinary general meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Morrow Sodali.
Redemption Rights
Pursuant to our Existing Governing Documents, we are providing our shareholders with the opportunity to have their public shares redeemed at the Closing of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding HPX Class A Ordinary Shares included as part of the units sold in the IPO, subject to the limitations described in this proxy statement/prospectus. For illustrative purposes, as of December 2, 2022, based on the fair value of cash held in the Trust Account of approximately $21.9 million, the estimated per share redemption price would have been approximately $10.06. Our shareholders may elect to redeem their public shares even if they vote for the Business Combination Proposal and the other proposals. Our Existing Governing Documents provide that an HPX shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any shares of HPX, will be restricted from exercising this redemption right in an amount of shares exceeding 15% of the public shares in the aggregate without our prior consent. There will be no redemption rights with respect to the HPX Warrants.
Our Sponsor, the holder of our HPX Class B Ordinary Shares issued in a private placement prior to the IPO, has entered into the Sponsor IPO Letter Agreement with us pursuant to which our Sponsor has agreed to waive, in partial consideration of receiving the Founder Shares and for our covenants and commitments therein, its redemption rights with respect to its Founder Shares and any public shares our Sponsor may have acquired after our IPO in connection with the completion of the Business Combination. In connection with the Business Combination Agreement, the Sponsor has entered into a sponsor letter agreement with certain other parties pursuant to which, among other things, the parties thereto amended and restated in its entirety the Sponsor IPO Letter Agreement, and the Sponsor and the other parties thereto agreed not to redeem any outstanding Founder Shares in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX must complete its initial business combination. Permitted transferees of our Sponsor will be subject to the same obligations. In addition, concurrently with the execution and delivery of the Business Combination Agreement and the Subscription Agreements, and as an inducement to HPX’s and Emergencia’s willingness to enter into the Business Combination Agreement, the Non-Redeeming Shareholders, owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares have entered into the Non-Redemption Agreements with HPX and New PubCo, under which, among other things, such HPX shareholders have agreed, in consideration of (i) an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and (ii) 150,000 New PubCo Warrants, in each case to be issued by New PubCo to such Non-Redeeming Shareholders at or promptly following the Closing, to vote in favor of the transactions contemplated in the Business Combination Agreement for which the approval of such HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such HPX shareholders hold of record or beneficially. Emergencia and our Sponsor are named third-party beneficiaries under the Non-Redemption Agreements. In addition to the Non-Redemption Agreements, Cygnus Fund Icon has entered into the Cygnus Subscription Agreement and the Cygnus Non-Redemption Agreement with HPX and New PubCo, according to which Cygnus Fund Icon was granted the Cygnus Option. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Holders of the outstanding HPX Warrants will not have redemption rights with respect to such warrants. Assuming maximum redemptions of 1,576,544 HPX Class A Ordinary Shares (see “Unaudited Pro Forma Condensed Combined Financial Information” for further information), and using the closing warrant price on NYSE American of $0.38 as of December 2, 2022, the aggregate fair value of HPX Warrants that can be retained by the redeeming shareholders holding such outstanding 1,576,544 HPX Class A Ordinary Shares is $299,543. The actual market price of the HPX Warrants may be higher or lower on the date that an HPX warrantholder seeks to sell such HPX Warrants. Additionally, we cannot assure the HPX warrantholders that they will be able to sell their HPX Warrants in the open market as there may not be sufficient liquidity in such securities when an HPX warrantholder wishes to sell their HPX Warrants. Further, while the level of redemptions of public shares will not directly change the value of the HPX Warrants because the HPX Warrants will remain outstanding regardless of the level of redemptions, as redemptions of public shares increase, the HPX warrantholders who exercises such HPX Warrants will ultimately own a greater interest in New PubCo because there would be fewer shares outstanding overall. See “Risk Factors — Risks Relating to New PubCo — Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.”
In order to exercise your redemption rights, you must:
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if you hold your public shares through units, elect to separate your units into the underlying HPX Class A Ordinary Shares and HPX Public Warrants prior to exercising your redemption rights with respect to the public shares;

•
prior to     , local time, on two (2) business days before the extraordinary general meeting, tender your shares electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our transfer agent, to the attention of Mark Zimkind or by email at mzimkind@continentalstock; and

•
deliver your public shares electronically through DTCC to the transfer agent at least two (2) business days before the general meeting. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

We will pay the redemption price to our shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the extraordinary general meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that the transfer agent return the shares. You may make such request by contacting the transfer agent at the email or address listed above.
Holders of our outstanding units must separate the underlying HPX Class A Ordinary Shares and HPX Public Warrants prior to exercising redemption rights with respect to the public shares.
If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company. Such written instructions must include the number of units to be split and the nominee holding such units. Your nominee must also initiate electronically, using DTCC’s DWAC (deposit withdrawal at custodian) system, a withdrawal of the relevant units and a deposit of an equal number of HPX Class A Ordinary Shares and HPX Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the public shares from the units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.
Prior to exercising redemption rights, shareholders should review the market price of our HPX Class A Ordinary Shares as they may receive higher proceeds from the sale of their HPX Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your HPX Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the HPX Class A Ordinary Shares when you wish to sell your shares.
If you exercise your redemption rights, your public shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of HPX or Emergencia following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.
If the Business Combination is not approved and we do not consummate an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), we will be required to liquidate and dissolve our Trust Account by returning the then-remaining funds in such account to the public shareholders and our HPX Warrants will expire worthless.
Underwriting Fees as a Percentage of IPO Proceeds Net of Redemptions
	Minimum Redemptions(1)	Intermediate Redemptions(2)	Maximum Redemptions(3)
IPO underwriting fees(4)	$5,060,000	$5,060,000	$5,060,000
IPO proceeds net of redemptions(5)	$58,275,170	$13,882,720	$6,000,000
Underwriting fees as a % of IPO proceeds net of redemptions	8.7%	36.4%	84.3%

(1)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(2)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(4)
IPO underwriting fees consider $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon consummation of HPX’s IPO. Pursuant to the IPO Underwriting Agreement, upon the consummation of the Business Combination, Credit Suisse was entitled to $8,855,000 of deferred underwriting commission. However, Credit Suisse has agreed to waive its rights to the deferred underwriting commission in the aggregate amount of $8,855,000 in connection with its decision not to provide further services as a placement agent, or in any other capacity in connection with closing of the Business Combination, such that we now do not expect to pay to Credit Suisse any deferred underwriting fees in connection with the closing of our initial business combination. We expect to pay fees in connection with the closing of our initial business combination to BofA Securities and EarlyBird in the aggregate amount of $10.0 million, which fees are not considered in this table as BofA Securities and EarlyBird were not underwriters in HPX’s IPO. For more information, see “Summary of the Proxy Statement/Prospectus — Recent Developments — Resignation of Credit Suisse.” See also “Business of HPX — HPX

History” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus” for additional information.
(5)
IPO proceeds net of redemptions reflect the deduction of $5,060,000 in underwriting fees paid by HPX upon consummation of HPX’s IPO. This table does not consider $10.0 million in aggregate fees payable to BofA Securities and EarlyBird in connection with the Business Combination, as BofA Securities and EarlyBird were not underwriters in HPX’s IPO.

Appraisal or Dissenters’ Rights
The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the HPX Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Solicitation of Proxies
We will pay the cost of soliciting proxies for the extraordinary general meeting. We have engaged Morrow Sodali to assist in the solicitation of proxies for the extraordinary general meeting. We have agreed to pay Morrow Sodali a fee of $15,000. We will reimburse Morrow Sodali for reasonable out-of-pocket expenses and will indemnify Morrow Sodali and its affiliates against certain claims, liabilities, losses, damages and expenses. We also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of HPX Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of HPX Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Share Ownership
As of the record date, our Sponsor and the Insiders beneficially owned an aggregate of    % of the outstanding shares of HPX Ordinary Shares. Our Sponsor and each of the Insiders have agreed to vote all of their Founder Shares and any HPX Class A Ordinary Shares acquired by them in favor of the Business Combination Proposal. As of the date of this proxy statement / prospectus, our Sponsor and the Insiders own approximately 74.3% of the issued and outstanding HPX Ordinary Shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and/or other investors who vote, or indicate an intention to vote, against any of the Transaction Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Transaction Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of HPX Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the required number of holders of HPX Ordinary Shares necessary to approve each proposal, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Financing actually received prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Transaction Proposals.
Entering into any such arrangements may have a depressive effect on HPX Class A Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. HPX will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSALS TO BE CONSIDERED BY HPX’S SHAREHOLDERS
BUSINESS COMBINATION PROPOSAL
Background of the Business Combination
HPX is a blank check company incorporated in the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. The transactions contemplated by the Business Combination Agreement and related agreements, including the Business Combination and the PIPE Financing, are a result of an extensive search for a potential transaction using the network of HPX’s management team, including the HPX Board, as well as its advisors. The terms of the Business Combination were the result of extensive negotiations between HPX and Emergencia. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.
On April 8, 2020, the Sponsor purchased 5,750,000 Founder Shares for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each of our independent director nominees at the time at their original per-share purchase price. On July 15, 2020, HPX effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to HPX for no consideration. On July 23, 2021, Marco Kheirallah (a former director of HPX) and Wolney Betiol (a newly appointed director) entered into a Securities Assignment Agreement (the “Securities Assignment Agreement”). Pursuant to the terms of the Securities Assignment Agreement, Mr. Kheirallah transferred the 20,000 Founder Shares granted to him on June 25, 2020 to Mr. Betiol, which HPX has treated as the cancellation of an existing award and the issuance of a new award. On July 23, 2021, Rafael Grisolia entered into a director restricted stock unit award agreement with HPX providing for the grant of 20,000 restricted stock units to Mr. Grisolia, which will vest upon the consummation of a business combination and represent 20,000 non-redeemable HPX Class A Ordinary Shares. On July 5, 2022, Mr. Grisolia and HPX entered into an amendment to the restricted stock unit agreement, pursuant to which, as of the Closing of the Business Combination, the restricted stock units granted thereunder will represent the right to receive 20,000 New PubCo Class A Ordinary Shares, and the vested restricted stock units will be settled in New PubCo Class A Ordinary Shares on a date as soon as practicable following vesting but in no event more than 30 days after vesting. As a result, as of the date hereof the initial shareholders hold an aggregate of 6,305,000 Founder Shares (60,000 of which are held by the Insiders) and Rafael Grisolia holds 20,000 HPX Restricted Stock Units. All share and per-share amounts have been restated to reflect the share capitalization.
On July 20, 2020, HPX consummated its IPO of 25,300,000 units, including the issuance of 3,300,000 units as a result of the underwriter’s full exercise of the over-allotment option. Each unit consists of one HPX Class A Ordinary Share and one-half of one HPX Public Warrant. Each whole HPX Public Warrant entitles the holder to purchase one HPX Class A Ordinary Share at an exercise price of $11.50 per share. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $253,000,000. Substantially concurrent with the closing of the IPO and the sale of the units, HPX completed a private placement of 7,060,000 HPX Private Placement Warrants at a price of $1.00 per warrant, issued to the Sponsor, generating gross proceeds of $7,060,000. Each HPX Private Placement Warrant is exercisable for one HPX Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Proceeds from the sale of the HPX Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account.
Prior to the completion of the IPO, neither HPX, nor anyone on its behalf, had any substantive discussions, formal or otherwise, with any business combination target with respect to a potential business combination with HPX.
As described in the prospectus for the IPO, while we may pursue an initial business combination opportunity in any industry, sector or geographic region, we intend to capitalize on the ability of our management team to identify and complete our initial business combination with a target business in Brazil in an industry in which our management team has previous operational and investment experience or in an industry which would benefit from long-term growth in the Brazilian economy. Additionally, we plan to seek a target business in Brazil that has an international expansion plan as part of its overall growth strategy and can leverage our management team’s experience in operating in global markets.
As described in the prospectus for the IPO, the Sponsor, HPX management and their respective affiliates may from time to time be engaged in other business endeavors, including other blank check companies. Prior to the entry into the Business Combination Agreement and the related agreements, neither the Sponsor, HPX management or their respective affiliates has participated in the management or operation of any other blank check company and neither the Sponsor, HPX management or their respective affiliates is participating in the management or operation of any other blank check company that is in the process of searching for a target company. Mr. Bernardo Hees, Co-Chairman of our Board of Directors, was previously the Chief Executive Officer of Burger King Worldwide, Inc. when such entity consummated a business combination in 2012 with a subsidiary of Justice Holdings Limited, a special purpose acquisition company, to list the shares of Burger King Worldwide on the New York Stock Exchange.
HPX’s executive management identified certain general, non-exclusive criteria and guidelines that it believed were important in analyzing prospective target businesses for a business combination. HPX’s executive management has sought a target that it believes:
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is a leading player or has high-quality assets within the Brazilian economy;

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is fundamentally sound with historically consistent operational performance and free cash flow generation but is underperforming its potential;

•
exhibits unrecognized value or other characteristics that we believe have been misvalued by the marketplace;

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is at an inflection point, such as requiring additional capital or expertise, where we believe we can drive improved financial performance;

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offers opportunities to enhance financial performance through organic initiatives and/or inorganic growth opportunities that we identify in our analysis and due diligence;

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has the potential to further improve its performance based on our founders’ knowledge of the target’s industry, proven operational strategies, and past experiences in profitably scaling businesses;

•
has an international expansion plan as part of its overall growth strategy and can leverage our management team’s operational experience in global markets; and

•
offers an attractive potential return for our shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

Beginning in late July 2020, weekly meetings via video teleconference were held among members of HPX’s management team in order to discuss matters relating to HPX’s initial business combination. Such meetings were intended to allow HPX’s executive management team to discuss updates regarding the status of the evaluation of, and outreach to, potential business combination targets. As described below, HPX’s executive management team actively pursued several potential business combination targets, conducting preliminary due diligence on, having management meetings with and negotiating terms of potential transactions with such potential business combination targets.
Since the completion of its IPO, HPX’s executive management team considered numerous potential target businesses with the objective of consummating its initial business combination. HPX contacted, and was contacted by, numerous individuals and entities with respect to business combination opportunities, including financial advisors and companies in diverse sectors.
In the process that led to identifying Emergencia as an attractive investment opportunity, HPX’s executive management team considered 133 potential business combination targets and made contact with representatives of approximately 40 potential business combination candidates to discuss a potential business combination transaction, having entered into non-disclosure agreements with 31 potential business combination candidates. Further, HPX delivered letters of intent to 13 potential business combination targets, including Emergencia. Ultimately, without foreclosing the possibility of a future business combination with any of these potential targets, HPX did not pursue further a potential transaction with the other potential business combination targets to which it delivered a letter of intent, other than Emergencia, given that (i) the potential targets pursued an alternative transaction or strategy, (ii) HPX did not meet the valuation expectations of the potential targets, (iii) HPX determined that the potential target’s business would not be a suitable business combination for HPX based on, among other factors, further due diligence indicating that the potential target’s business did not meet the investment criteria HPX had established and the terms on which the potential targets would be willing to consider a potential transaction or (iv) HPX concluded that, although the potential target’s business may be an attractive business combination opportunity for HPX, a business combination transaction with Emergencia aligned more closely with HPX’s investment criteria as further described elsewhere in this proxy statement/prospectus.
On October 26, 2021, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, representing HPX, were introduced by a representative of Bank of America Merrill Lynch to the opportunity of doing business with Ambipar and its subsidiaries.
Following this conversation, on October 29, 2021, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, representing HPX, requested and held a meeting with the investment banking group at BofA Securities, who covered Ambipar and acted as financial advisor to Ambipar in connection with the Business Combination. In the meeting, the BofA Securities investment banking team provided a detailed overview of Ambipar’s business model and history.
After such initial discussion, representatives of BofA Securities arranged for Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, to meet in person with Tercio Borlenghi Junior, Ambipar’s controlling shareholder and chairman of the board of directors, Thiago da Costa Silva, Ambipar’s chief financial officer, and Alessandra Bessa Alves de Melo, Ambipar’s chief legal officer, and a representative of BofA Securities on November 3, 2021. The meeting was held at Ambipar’s office at Av. Angelica, 2346, 5th floor, City of São Paulo, Brazil. On that occasion, such HPX representatives explained how special purpose acquisition companies work and how the Sponsor’s experience could add value to Ambipar. Ambipar’s representatives presented a detailed company overview, and suggested that there may be a partnership opportunity with HPX in respect of the Emergencia business unit.
On November 24, 2021, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, and a representative of BofA Securities, had a telephone meeting to discuss a possible business combination involving Emergencia and HPX.
On November 29, 2021, Ambipar obtained the necessary approvals to engage in more detailed discussions about a potential business combination between Emergencia and HPX, following which Ambipar sent a draft non-disclosure agreement to HPX on behalf of its subsidiary Emergencia.
After the review of such agreement and incorporation of comments provided by Skadden, HPX’s legal advisors on U.S. legal matters, who advised HPX in connection with its initial public offering in 2020 and throughout the Business Combination process, the non-disclosure agreement was agreed between HPX and Emergencia and executed by the relevant parties on December 7, 2021.
On December 10, 2021, at the direction of Ambipar, representatives of BofA Securities shared a management information package with HPX, including a company and industry presentation and a business model, in each case related to Emergencia. Upon receipt of this material, HPX’s executive team conducted a thorough analysis of Emergencia’s combined financial statements and business model, concluding that Emergencia had a suitable business model and attractive financial performance.
On December 14, 2021, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, and representatives of BofA Securities, held a phone call to discuss the business combination process and the information package. The representatives of BofA Securities reiterated Ambipar’s interest to pursue a business combination. Following this conversation, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, and Mr. Thiago Silva, from Emergencia, held a phone call on December 17, 2021 to schedule for January 13 (i) a site visit of Emergencia’s largest services center located in the city of Nova Odessa, State of São Paulo, Brazil, and (ii) a C-level meeting between HPX and Ambipar.
On December 21, 2021, Mr. Petersen and Mr. Espírito Santo, as representatives of HPX, held a virtual meeting with Ambipar’s CEO Leon Tondowski, its CFO Mr. Silva, its COO Dennys Spencer and a member of Ambipar’s board of directors, Yuri Keiserman, to understand Emergencia’s business in more depth and get their perspectives on Emergencia’s services portfolio, quality of operations, international expansion and M&A transactions.
On January 6, 2022, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, held a meeting with Mr. Silva, Ambipar’s CFO, to discuss the financial model of Emergencia.
On January 10, 2022, HPX held an internal investment committee meeting with the presence of the co-Chairmen Mr. Xavier and Mr. Hees and CEO Mr. Piani, during which the participants agreed, in consideration of the work done up to such point, to pursue further negotiations in respect of the investment in Emergencia.
On January 13, 2022, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, visited Emergencia’s services center located in the city of Nova Odessa, in the State of São Paulo, together with Ambipar’s CFO, Mr. Silva, and its COO, Mr. Spencer. The representatives of HPX concluded the site visit having been able to confirm that Emergencia’s operating knowledge and assets made it a well-positioned company in the emergency, environmental and industrial services sector.
On January 14, 2022, HPX sent BofA Securities a draft non-binding letter of intent (“Emergencia LOI”) with respect to a business combination of HPX with Emergencia. The Emergencia LOI included the following core terms:
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a pre-money enterprise value of Emergencia of R$2,800 million;

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Ambipar to receive New PubCo Class B Ordinary Shares as consideration, which would be entitled to 10 votes per share and in all other respects equal to New PubCo Class A Ordinary Shares;

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Ambipar to be entitled to additional New PubCo earn-out shares, should the income goals set forth in the business plan of Emergencia be met;

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a PIPE financing to be conducted in parallel with the Business Combination raising at least $47 million, which amount would remain subject to further discussion;

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a lock-up of all shares issued as consideration in connection with the proposed business combination to Ambipar and the Sponsor for 12 months, according to the terms described in HPX’s IPO prospectus;

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certain post Business Combination governance provisions;

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offer conditioned upon negotiation of agreements reflecting the terms of the Emergencia LOI, satisfactory conclusion of the due diligence and receipt of all applicable regulatory and stock exchange clearances; and

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Emergencia to prepare its combined financial statements relating to the 2021 fiscal year in accordance with IFRS to be audited in compliance with PCAOB standards.

On the same day, a representative of BofA Securities and Mr. Piani held a conference call to discuss the main terms of the business combination and to clarify and align certain terms of the Emergencia LOI.
On January 25, 2022, HPX received comments on the Emergencia LOI from Ambipar and its advisor in U.S. legal matters, STB, agreeing with the proposed valuation, but proposing, among other things, that (i) a board of directors of up to nine members with two HPX nominees be established in case of a successful business combination, (ii) transaction expenses be subtracted from the defined available cash of the transaction and (iii) an exclusivity period to be agreed applicable to both parties.
On January 26, 2022, Mr. Piani updated Skadden and Credit Suisse on the latest developments concerning the Emergencia LOI and discussed the Ambipar comments to the Emergencia LOI with Skadden.
On January 27, 2022, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, from HPX, held a call with representatives of BofA Securities, to discuss certain provisions of the proposed Emergencia LOI.

On January 27, 2022, Emergencia retained Mattos Filho as its Brazilian law counsel in connection with the Business Combination.
On January 28, 2022, another call between Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, Mr. Grenfel Calheiros and Mr. Borja Marcos from STB and representatives of BofA Securities, was held to discuss certain terms of the proposed Emergencia LOI, including transaction structure, tax implications, a potential forfeiture of HPX Class B Ordinary Shares in connection with the business combination, the proposed valuation of Emergencia, a minimum cash condition, the contemplated PIPE Financing, the proposed use of proceeds and the post-transaction corporate governance.
On February 2, 2022, Mr. Borlenghi, Ambipar’s controlling shareholder and chairman of its board of directors, Mr. Keiserman, Ambipar’s Head of M&A, and Mr. Hees, Co-Chairman of the HPX Board, met in New York to agree on the final terms of the Emergencia LOI and discuss in depth how HPX and Ambipar could structure their partnership, including, among other things, how HPX and Ambipar through a joint entity could achieve success in the international environmental services market following the business combination. Mr. Borlenghi argued that he saw an opportunity to consolidate the North American emergency response and industrial services market, and Mr. Hees proposed that HPX could contribute by bringing relevant expertise with respect to capital allocation, acquisition integration, human resources best practices, and the internationalization process.
On February 4, 2022, HPX held an extraordinary HPX Board meeting to present the business case in detail to the HPX Board, and resolve on the Emergencia LOI, including the following key terms:
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a pre-money enterprise value of Emergencia equal to R$2.8 billion, equivalent to approximately $509 million, based upon an exchange rate of R$5.50 to US$1.00;

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Ambipar to receive New PubCo Class B Ordinary Shares as consideration in connection with the business combination, which shares entitle the holder to 10 votes per share but are otherwise equal to New PubCo Class A Ordinary Shares to be issued to all other shareholders;

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Ambipar to be entitled to additional New PubCo Class B Ordinary Shares in the form of earn-out shares, equivalent to $110 million as of the date of the Business Combination, based on an exchange rate of R$5.50 to US$1.00, should New PubCo achieve certain adjusted EBITDA goals during a certain period of time following the Business Combination;

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an amount of $300 million in cash to be available on the combined company’s balance sheet as a result of the proposed business combination;

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a minimum cash condition of $150 million;

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a PIPE financing in the amount of $47 million;

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the Sponsor agreeing to vote in favor of the proposed business combination and not to redeem its shares in HPX in advance of or in connection with the closing of the business combination;

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a 12-month lock-up of all New PubCo shares issued as consideration in the proposed business combination to Ambipar and the Sponsor;

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mutual exclusivity provisions for a period ending on the 30th day following the execution of the Emergencia LOI, renewable for 30 additional days;

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offer conditioned upon negotiation of definitive agreements to reflect terms of the Emergencia LOI, and the satisfactory conclusion of the due diligence process;

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Emergencia to prepare its combined financial statements relating to the 2021 fiscal year in accordance with IFRS to be audited in compliance with PCAOB standards;

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a post-Business Combination board of directors consisting of up to nine directors, subject to the terms and conditions of the Proposed Governing Documents; and

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certain conditions to the consummation of the business combination, including shareholder approvals and other customary matters, such as the receipt of applicable regulatory and stock exchange clearances, and the satisfactory conclusion of the due diligence process.

On February 8, 2022, the Emergencia LOI was signed. HPX discontinued the pursuit of other potential acquisition targets. The potential business combination with Emergencia met the primary investment criteria that had been identified by HPX’s management, as more fully described elsewhere in this proxy statement/prospectus. For additional information, see “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination.”
On February 9, 2022, following the execution of the Emergencia LOI, Mr. Piani, Mr. Espírito Santo and Mr. Petersen of HPX, representatives of BofA Securities, and Mr. Silva, Ambipar’s CFO, discussed the next steps to pursue the transaction, including a timetable and an initial working group for the project.
On February 13, 2022, HPX shared a customary and extensive due diligence request list with Emergencia. The due diligence list requested the provision of relevant information relating to Emergencia and its subsidiaries, including, among other things, charter documents, information regarding real estate and leasehold properties owned or leased, documentation related to business and operational matters, material agreements with and commitments to customers, suppliers and service providers, information regarding employment matters, information with respect to loans, borrowings and other relevant financial transactions and instruments, information regarding legal proceedings, disputes and investigations, information with respect to intellectual property, information regarding insurance policies, information on regulatory concessions, licenses, permits and approvals, including documentation related to environmental matters, information regarding the information technology systems, information on anti-money laundering, anti-bribery and compliance policies.
On February 14, 2022, PwC was engaged by HPX to assist in connection with the financial due diligence of Emergencia, with a specific focus on analyzing Emergencia’s earnings and potential tax and labor liabilities, based on PwC’s expertise and its review of materials provided by Emergencia throughout the due diligence process. PwC was not asked or engaged and did not prepare any report, opinion or appraisal materially related to the Business Combination, including with respect to the consideration or the fairness of the consideration to be offered in the Business Combination or the fairness of the transaction, and was not asked to and did not take any conclusions resulting from its efforts in assisting HPX in connection with the financial due diligence of Emergencia.
On February 15, 2022, Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, Ambipar’s CFO, Mr. Silva, its COO, Mr. Spencer and representatives of BofA Securities met for another round of questions and answers in respect of Emergencia’s business.
On February 16, 2022, the parties established a weekly steering call, with the presence of Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, Mr. Thiago Silva, Ms. Alessandra Bessa and Ms. Ana Paula Gomes of Ambipar and their respective advisors to discuss the proposed business combination and related documentation contemplated in the Emergencia LOI.
On February 16, 2022, HPX engaged BRZ to advise on Brazilian law related matters in connection with the Business Combination, including to conduct a customary documentary legal due diligence in respect of Emergencia and its Brazilian subsidiaries. BRZ was not asked or engaged and did not prepare any report, opinion or appraisal materially related to the Business Combination, including with respect to the consideration or the fairness of the consideration to be offered in the Business Combination or the fairness of the transaction, and was not asked to and did not take any conclusions resulting from its efforts in assisting HPX in connection with the legal due diligence of Emergencia. Between February 16, 2022 and May 11, 2022, BRZ conducted its legal due diligence, reviewing the documents and information made available by Emergencia and its advisors in a virtual data room in response to the diligence request list as well as to written and oral follow-up requests. BRZ’s due diligence comprised the review and analysis of Emergencia’s material corporate documents, material contracts, relevant civil, labor and tax litigation matters, and relevant real estate, intellectual property, data protection, compliance and insurance matters, as well as the discussion and clarification of questions relating to the documentation with representatives of and by Emergencia in numerous telephone calls and emails between February 16, 2022 and April 27, 2022.
On February 18, 2022, KPMG, acting as structure and tax advisor to Ambipar, hosted a call to discuss and define the main structure and steps to be taken in connection with the business combination.

On February 22, 2022, Messrs. Hees, Piani and Xavier of HPX, and Ambipar’s controlling shareholder, Mr. Borlenghi, its Head of M&A, Mr. Keiserman, and its CFO, Mr. Silva, held a meeting to discuss the governance structure of New PubCo after the conclusion of the business combination. On the same day, another meeting between Mr. Piani, Mr. Espírito Santo and Mr. Petersen, as representatives of HPX, Ambipar’s COO, Mr. Spencer, its CFO, Mr. Silva, and its Head of M&A, Mr. Keiserman, was held to discuss specifically Emergencia’s acquisition pipeline, historical performance and integration status of companies Emergencia acquired in the past.
On February 23, 2022, a meeting among Messrs. Xavier and Piani of HPX, and Ambipar’s controlling shareholder, Mr. Borlenghi, was held to discuss the proposed valuation of Emergencia and the timeline of the transaction, among other key points related to the Business Combination.
On February 23, 2022, a call was held among Mr. Piani, Mr. Espirito Santo, and Mr. Petersen, of HPX, Mr. Silva and Ms. Bessa, of Emergencia, representatives of BofA Securities, Mr. Eduardo La Pena, of Credit Suisse, Ambipar’s and HPX’s respective tax and legal advisors, as well as BDO, Ambipar’s independent auditor, PwC, and KPMG, to discuss the transaction structure, considering tax matters, U.S. and Brazilian legal matters as well as other matters related to the Business Combination. In addition, the group addressed the due diligence status and process, including the progress to populate the virtual data room, and the status and process of the preparation of marketing materials and Emergencia’s combined financial statements. As described in “Summary of the Proxy Statement/Prospectus — Recent Developments,” Credit Suisse subsequently resigned and withdrew from its role as placement agent with respect to the PIPE Financing and shareholders should not place any reliance on the participation of Credit Suisse in the transactions contemplated by this proxy statement/prospectus.
On February 25, 2022, representatives of BofA Securities shared with Emergencia, HPX and their respective advisors a revised draft transaction structure prepared by KPMG, reflecting the February 23, 2022 discussions.
On February 26, 2022, HPX engaged GT to conduct a customary documentary legal due diligence in respect of Emergencia’s subsidiaries located outside of Brazil, in particular the subsidiaries incorporated in Chile, the United States, the United Kingdom and Canada. GT was not asked or engaged and did not prepare any report, opinion or appraisal materially related to the Business Combination, including with respect to the consideration or the fairness of the consideration to be offered in the Business Combination or the fairness of the transaction, and was not asked to and did not take any conclusions resulting from its efforts in assisting HPX in connection with the legal due diligence of Emergencia.
On March 2, 2022, Mr. Piani, Mr. Espirito Santo and Mr. Petersen of HPX, Mr. Silva of Emergencia and their respective legal and financial advisors held a call to further discuss the transaction structure and tax impacts.
HPX’s and Emergencia’s executive teams as well as their respective financial and legal advisors agreed to regular calls to continue and advance the discussions of the Business Combination, including drafts of the Business Combination Agreement and ancillary documents, this proxy statement/prospectus and due diligence and related matters, and between March 4, 2022 and May 11, 2022, at least 10 meetings were held between such parties.
On March 4, 2022, GT shared with Emergencia a customary and extensive due diligence request list relating to the international legal due diligence. The due diligence list requested the provision of relevant information relating to Emergencia’s subsidiaries located outside of Brazil, including, among other things, the relevant charter documents, information on equity ownership, material contracts and governing documents. GT conducted its legal due diligence, reviewing the documents and information made available by Emergencia and its advisors in a virtual data room in response to the diligence request list as well as to written and oral follow-up requests. GT’s due diligence comprised the review and analysis of the relevant documentation, as well as the discussion and clarification of questions relating to the documentation with representatives of and by Emergencia in telephone calls and emails.
Between March 5, 2022 and March 17, 2022, STB and Skadden discussed the list of risk factors to be disclosed in the PIPE Financing marketing materials and in this proxy statement/prospectus.

On March 11, 2022, representatives of BofA Securities shared a revised transaction structure prepared by KPMG, with which all working group participants agreed.
On March 16, 2022, representatives of BofA Securities sent a first draft of the marketing materials to Emergencia’s and HPX’s executive management teams and their respective legal and tax advisors. Subsequently, representatives of BofA Securities, Skadden, BRZ, STB and Mattos Filho exchanged numerous drafts of the marketing presentations, agreeing on a final form of the teaser on March 25, 2022.
Between March 16, 2022 and March 18, 2022, STB and Skadden discussed and agreed on a list of the documents that would need to be prepared in connection with the Business Combination and also a responsibility chart allocating which firm would prepare the first draft of each document.
Between and around March 16, 2022 and March 24, 2022, representatives of BofA Securities, Credit Suisse, HPX, Emergencia, Skadden, STB, BRZ, Mattos Filho and Shearman, Credit Suisse’s and BofA Securities’ legal advisor, discussed and exchanged various drafts of wall-cross scripts to be used by BofA Securities and Credit Suisse as placement agents in connection with the PIPE Financing. As described in “Summary of the Proxy Statement/Prospectus — Recent Developments,” Credit Suisse subsequently resigned and withdrew from its role as placement agent with respect to the PIPE Financing and shareholders should not place any reliance on the participation of Credit Suisse in the transactions contemplated by this proxy statement/prospectus.
On March 27, 2022, Skadden sent STB an initial draft of the Subscription Agreement.
On March 28, 2022, Skadden and STB agreed on a final form of the Non-Disclosure and Standstill Agreement to be entered into with the potential PIPE Investors that agreed to receive certain information relating to Emergencia, which might be considered material non-public information.
Beginning on March 25, 2022, BofA Securities and Credit Suisse, as placement agents in connection with the PIPE Financing, began contacting a limited number of prospective PIPE Investors, each of which agreed to maintain the confidentiality of the information received pursuant to customary over-the-wall procedures, to discuss Emergencia, the proposed Business Combination and the PIPE Financing and to determine such investors’ potential interest in participating in the PIPE Financing. The prospective PIPE Investors were selected by HPX and Emergencia, taking into account eventual previous interactions in connection with Emergencia’s investor engagements, as well as inputs from the placement agents, who had pre-existing relationships with certain of the potential PIPE investors. Certain of the prospective PIPE Investors or their affiliates were existing shareholders of HPX pursuant to prevailing Form 13G filings. No prospective investors in the PIPE Financing were affiliated with the underwriter of HPX’s IPO. Certain of the prospective PIPE Investors also were existing holders of equity or debt securities, as applicable, of Ambipar and/or Emergencia.
Beginning on March 28, 2022, and throughout the week of July 5, 2022, HPX’s executive management team and representatives of BofA Securities and Credit Suisse participated in various video-conference meetings with prospective PIPE investors. On March 30, 2022, Skadden sent Emergencia and its legal and financial advisors an initial draft of the Business Combination Agreement, reflecting the terms of the Emergencia LOI.
On April 5, 2022, the executive management teams of both HPX and Emergencia agreed that the New PubCo board of directors would consist of nine directors (which agreement was later changed as further described below). At that point in time, the parties had agreed that the initial composition of New PubCo’s board of directors would be comprised of (i) seven individuals to be designated by Ambipar and (ii) two individuals to be designated by the Sponsor, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. At this point in time, New PubCo’s executive team following the Closing was expected to be comprised of Mr. Keiserman, as Chief Executive Officer, and Mr. Espírito Santo, as Chief Financial Officer.
On April 5, 2022, STB sent Skadden initial drafts of the Voting and Supporting Agreement, the Investor Rights Agreement and the Contribution Agreement.
On April 6, 2022, Skadden sent STB a first draft of the Non-Redemption Agreement. On the same day, an updated and revised version of the road show investor presentation was agreed.

On April 12, 2022, a call was held among representatives of HPX and Genome Fund Inc. to discuss the deal terms and structure and de-SPAC transactions generally, as well as closing mechanics of the PIPE investment.
On April 13, 2022, a call was held among representatives of HPX and Turim Multi-Family office, representing Tuchola Investments Inc. and Gannett Peek Limited. The discussion addressed topics such as the business case for Emergencia, the deal terms and structure of the Non-Redemption Agreement, Subscription Agreement, and the Business Combination as well as the additional securities that would be granted to the Non-Redeeming Shareholders as an incentive not to redeem their HPX Class A Ordinary Shares.
On April 13, 2022, STB sent Skadden a revised draft of the Business Combination Agreement that proposed revisions to the covenants and representations and warranties of each party under the Business Combination Agreement, among others.
From April 12 to April 14, 2022, Mr. Piani, Mr. Espirito Santo, and Mr. Petersen, as representatives of HPX, and certain representatives of Ambipar, including Mr. Silva, Mr. Spencer and Mr. Keiserman, led investors on site visits to the training ground and services center of Emergencia in Nova Odessa, in the State of São Paulo state, Brazil.
On April 19, 2022, Emergencia held meetings with PIPE Investors during which Mr. Jorge Carrasco, Ms. Shannon Riley and Mr. Martin Lehane were introduced to PIPE Investors and presented business perspectives for their respective regions of North America and Europe, as well as held a Q&A session with these investors.
On April 20, 2022, Skadden sent a draft of the Investor Rights Agreement to STB proposing changes to the deadlines by which New PubCo would need to file shelf registration statements following the Business Combination.
On April 21, 2022, Skadden and STB discussed the parties to the Investor Rights Agreement. On the same day, Skadden reviewed the Business Combination Agreement and proposed adjustments to the concepts of net debt and equity value included therein.
On April 22, 2022, Skadden and STB exchanged drafts of the Sponsor Letter Agreement, confirming the number of HPX shares and warrants to be forfeited by the Sponsor in connection with the closing of the business combination.
During the week of April 25, 2022, Ambipar and HPX reviewed the budget of Emergencia and its subsidiaries for 2022 and discussed the sales and cost prospects for the year.
On April 28, 2022, STB sent a draft of the Proposed Governing Documents to Skadden, which included the proposed post-Business Combination governance structure of New PubCo.
On March 30, 2022, a call was held among Mr. Piani, Mr. Espirito Santo, Mr. Petersen of HPX and Mr. Marcos Peixoto, Mr. Raul Cavendish, Mr. Rodrigo Dias of XP where the participants discussed the business and investment case for Emergencia, and how XP could support the deal through a PIPE investment. On April 13, 2022 another virtual meeting was held between Mr. Piani, Mr. Espirito Santo, Mr. Petersen of HPX, Mr. Marcos Peixoto, Mr. Raul Cavendish, Mr. Rodrigo Dias of XP, and Mr. Keiserman, Mr. Spencer and Mr. Silva from Ambipar, where HPX and Ambipar described in further detail the transaction, including financials, valuation and the North American market case for Emergencia. On April 29, 2022, XP sent Skadden comments to the Subscription Agreement and the Non-Redemption Agreement, which related to the representations and warranties, closing conditions, terms of termination and tax provisions included therein.
On April 4, 2022, an in-person meeting was held among Mr. Piani and Mr. Petersen of HPX and Mr. Alexandre Coelho of Opportunity Agro Fund where the participants discussed the business and investment case for Emergencia, and how Opportunity Agro Fund could support the deal through a PIPE investment. On April 7, 2022, Mr. Piani from HPX, Mr. Keiserman, Mr. Spencer and Mr. Silva from Ambipar, and Mr. Coelho and Mr. Guilherme Laport from Opportunity Agro Fund held another meeting during which representatives of HPX and Ambipar described in further detail the transaction, including financials, valuation and the North American market case for Emergencia. On April 19, 2022, Mr. Petersen from HPX, along with Mr. Coelho and Mr. Laport, from Opportunity Agro Fund, visited the Nova Odessa site from Ambipar guided by Mr. Keiserman, Mr. Silva and Mr. Spencer. On the same day, Opportunity Agro Fund representatives held a meeting with Ms. Riley and Mr. Carrasco to discuss the North America business, and with Mr. Lehane to discuss the Europe business. On April 26, 2022, Mr. Hees and Mr. Petersen from HPX had a call with Mr. Azevedo, Mr. Laport, and Mr. Coelho, to discuss Mr. Hees’s involvement with Emergencia and view of the business. On the same day, Mr. Laport, Mr. Coelho, and Mr. Victor Almeida from Opportunity Agro Fund held a virtual meeting with Mr. Borlenghi from Ambipar, to discuss Emergencia’s growth, acquisition strategy, venture into the North American market, and partnership with HPX. On May 3, 2022, Mr. Piani, Mr. Petersen and Mr. Espirito Santo had a meeting in person with Mr. Almeida, Mr. Coelho and Mr. Laport to discuss Emergencia’s budget by region, and the SPAC instrument and particularities versus a traditional IPO. On May 19, 2022, Mr. Piani, Mr. Espirito Santo, Mr. Petersen from HPX, and Mr. Coelho, Mr. Almeida and Mr. Laport from Opportunity Agro Fund held a meeting where Opportunity Agro Fund asked for an adjustment in equity value considering the current net debt at that moment, and an increased subscription by Ambipar in connection with the PIPE Financing as the two conditions to pursue the deal. On June 11, 2022, Mr. Piani from HPX and Mr. Azevedo, from Opportunity Agro Fund, had a call where Opportunity Agro Fund confirmed its interest in anchoring the transaction through a PIPE investment, subject to negotiations. On June 15, 2022, Skadden, STB, HPX and Opportunity Agro Fund representatives held a conference call to discuss the main transaction documents and a working schedule to analyze and sign the documents during the following weeks. During the following weeks, until July 5, 2022, various meetings were held between Opportunity Agro Fund, Ambipar and HPX, as well as the legal advisors Skadden and STB, to discuss documents. A final agreement was reached on July 5, 2022.
On March 29, 2022, a representative of BofA Securities, at the direction of Ambipar, contacted Mr. André Lima from Constellation to schedule a meeting between Constellation and HPX. On March 30, 2022 a meeting was held among Mr. Xavier , Mr. Piani, Mr. Espirito Santo, Mr. Petersen of HPX and Mr. Florian Bartunek and Mr. Lima of Constellation, where the participants discussed the business and investment case for Emergencia, and how Constellation could support the deal through a PIPE investment. On April 8, 2022, another meeting was held between Mr. Piani, Mr. Espirito Santo of HPX, Mr. Bartunek, Mr. Lima, Mr. Sergio Pinheiro, Mr. Boris Spocznik of Constellation, and Mr. Keiserman, Mr. Spencer and Mr. Silva from Ambipar, where HPX and Ambipar described in further detail the transaction, including financials, valuation and the North American market case for Emergencia. On April 14, 2022, Mr. Petersen from HPX, Mr. Lima from Constellation, visited the Nova Odessa site from Ambipar guided by Mr. Keiserman, Mr. Silva and Mr. Spencer. On April 18, 2022, Mr. Petersen and Mr. Espirito Santo held a virtual meeting with Mr. Lima, Mr. Pinheiro and Mr. Spocznik to explain the SPAC vehicle and the typical de-SPAC process. On April 18, 2022, Skadden, HPX and Constellation held an introductory call to discuss the deal structure and main terms of the Business Combination Agreement which was being drafted at that point. On April 19, 2022, Ms. Riley, Mr. Carrasco, and Mr. Lehane, from Ambipar, and Mr. Lima, Mr. Pinheiro, and Mr. Spocznik held a videoconference to discuss the prospects for Emergencia’s business in North America and Europe. On April 28, 2022 Constellation confirmed the interest in subscribing to the PIPE, subject to the evaluation of the contracts and deal structure. On April 28, 2022, another call was held among, HPX, Constellation and Skadden to discuss the deal terms and structure and de-SPAC transaction generally, as well as closing mechanics of the PIPE investment. On June 24, 2022, considering that the structure of the Business Combination and the draft Business Combination Agreement were substantially complete, Constellation and HPX held a meeting to confirm the investment commitment of Constellation considering the final most probable structure.
Between March 30, 2022 and June 24, 2022, a number of calls were held between HPX and each of the Non-Redeeming Shareholders, including among others Cygnus Fund Icon, to discuss the deal terms and structure of the Non-Redemption Agreements and the Business Combination. These shareholders were part of the HPX shareholders base already.
On May 3, 2022, Skadden prepared a first version of the HPX disclosure letter pursuant to the Business Combination Agreement, in which HPX discloses certain information related to the Business Combination Agreement, in particular for disclosure carve-outs related to the representations included in the Business Combination Agreement.

On May 3, 2022, Skadden and STB also discussed the outstanding Restricted Stock Units granted to Mr. Grisolia and which amendments would be required to the Restricted Stock Unit Award Agreement in view of the Business Combination. On May 4, 2022, Skadden sent STB a draft of the amendment to the Restricted Stock Unit Award Agreement and a related draft provision to be included in the draft Business Combination.
On May 3, 2022, Maples shared first drafts of the First Plan of Merger and the Second Plan of Merger, following which, on May 4, 2022, Skadden sent comments to STB, Maples and Carey Olsen.
On May 6, 2022, STB and Skadden discussed transaction documentation status, including initiating the drafting of a Cost Sharing Agreement, pursuant to which Ambipar would agree to provide certain shared administrative services to Emergencia and certain subsidiaries of Emergencia following the closing of the business combination. On the same day, STB and Skadden exchanged comments to the draft Proposed Governing Documents. STB also sent Skadden a revised draft of the Investor Rights Agreement, which revised draft reflected, among other things, necessary changes as a result of the amendment to the Restricted Stock Unit Award Agreement entered into with Mr. Grisolia.
On May 7, 2022, STB sent HPX and Skadden comments to the draft Business Combination Agreement, which, among other things, proposed amendments to the representations and warranties, information related to New PubCo and Merger Sub as well as amendments to the merger timing and mechanics.
On May 9, 2022, Skadden and Maples discussed matters related to Cayman Islands rules and regulations and how such considerations would impact the Business Combination and the provisions included in the Business Combination Agreement, including whether time stamps could be obtained from the Cayman Islands Registry of Commerce in connection with the closing of the business combination as well as the composition of the New PubCo board of directors. On the same day, STB sent Skadden a term sheet of a shared services agreement, which would later serve as a basis for the Cost Sharing Agreement.
On May 10, 2022, Mattos Filho sent a first draft of the Emergencia disclosure letter pursuant to the Business Combination Agreement.
On May 11, 2022, certain PIPE Investors requested that HPX and Emergencia make certain adjustments to the terms of the transaction, including adjustments to the valuation of Emergencia, which such PIPE Investors understood to be too high, and certain governance terms. Such requests were discussed between Mr. Carlos Piani, Mr. Rafael Santo, Mr. Pedro Petersen, as representatives of HPX, certain representatives of Ambipar, including Mr. Tercio Borlenghi Junior and Mr. Thiago da Costa Silva, and certain representatives of BofA Securities. Such participants analyzed the possibility of adjusting Emergencia’s valuation and accommodating such PIPE Investors’ demands in order to attract a higher PIPE investment amount.
On May 11, 2022, STB also provided comments on the draft Sponsor Letter Agreement, suggesting comments to the tax provisions and proposing that a number of HPX Private Placement Warrants held by Sponsor be forfeited and cancelled.
On May 13, 2022, Maples and Skadden discussed comments to the Proposed Governing Documents, including, among other things, the Sponsor’s and Ambipar’s rights to appoint members to the New PubCo board of directors.
On May 14, 2022, BRZ and GT sent Mattos Filho and STB initial comments to the Emergencia disclosure letter in view of their diligence findings. Between May 14, 2022 and July 5, 2022, BRZ and GT continued to conduct legal due diligence based on the documents and information made available by Emergencia and its advisors in the virtual data room and through numerous email exchanges and phone calls. The scope of the due diligence included, among others, the review and analysis of Emergencia’s corporate documents, relevant contracts, civil litigation, labor and tax litigation, real estate, intellectual property, data protection, compliance and insurance in Brazil, the UK, US, Ireland, Peru, Colombia and Chile and the other countries in which Emergencia and its subsidiaries operate.
During the week of May 16, 2022, HPX continued to have discussions with Opportunity Agro Fund and the other PIPE Investors about the terms of their investment and the business combination, including the possibility of granting certain downside protection rights in case the PIPE Investors’ investment would underperform a certain benchmark return over a certain period of time following the closing of the business combination. For more information see, “Certain Agreements Related to the Business Combination — Downside Protection Agreements.” HPX and Opportunity Agro Fund then agreed on the general terms of such protection mechanism to be offered to all PIPE Investors and non-redeeming shareholders. HPX and Skadden started preparing a first draft of the downside protection agreement.
In addition, on May 17, 2022, BRZ summarized its key findings to HPX. Pursuant to the summary, prepared in connection with the legal due diligence review, HPX was able to satisfactorily confirm the ownership of Emergencia and its Brazilian subsidiaries. Furthermore, HPX evaluated these findings and concluded that no relevant legal risks or undisclosed legal contingencies of such entities were revealed in the documentary legal due diligence.
Furthermore, on May 17, 2022, Carey Olsen confirmed the incorporation of each of New PubCo and Merger Sub, effective as of May 3, 2022, and sent the relevant incorporation documentation.
On May 19, 2022, GT summarized its key findings to HPX. Pursuant to the summary, prepared in connection with the documentary legal due diligence, HPX was able to satisfactorily confirm the ownership of Emergencia’s non-Brazilian subsidiaries. Furthermore, HPX evaluated these findings and concluded that no relevant legal risks or undisclosed legal contingencies relating to the non-Brazilian subsidiaries of Emergencia were revealed in the documentary legal due diligence.
On June 8, 2022, following negotiations between representatives of Ambipar, the Sponsor and Opportunity Agro Fund, the relevant parties agreed to certain changes to the terms of the Business Combination, including:
•
Ambipar would retain its right to an earn-out consideration of an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares, according to the following terms: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days (as defined in the Business Combination Agreement) within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued;

•
A lock-up period of three years for Ambipar and the Sponsor;

•
Certain downside protection rights granted to PIPE Investors and non-redeeming shareholders pursuant to certain downside protection agreements;

•
Revised terms to be reflected in the subscription agreements and non-redemption agreements pursuant to which certain PIPE Investors and non-redeeming shareholders would also be entitled to 0.044 additional New PubCo Class A Ordinary Shares for each New PubCo Class A Ordinary Share subscribed or HPX Class A Ordinary Share not redeemed, as the case may be;

•
Opportunity Agro Fund subscribing to and purchasing 10 million New PubCo Class A Ordinary Shares for $100 million, while receiving for no additional consideration an additional 2.28 million New PubCo Warrants and 1.8 million New PubCo Class A Ordinary Shares from the Sponsor;

•
Ambipar agreeing to convert the amount equivalent to $32 million in Brazilian reais of its intercompany loan granted to Emergencia under the Ambipar Intercompany Loan Agreement into new shares of New PubCo at the closing of the business combination, as well as to enter into a formal agreement for the remaining amount loaned under the Ambipar Intercompany Loan Agreement.

Following these negotiations, on June 9, 2022, the executive management teams of both HPX and Emergencia agreed that the New PubCo board of directors would consist of seven directors. The initial composition of New PubCo’s Board of Directors would be comprised of (i) five individuals to be designated by Ambipar, one of whom shall qualify as “independent” under Rule 10A-3 of the Exchange Act, (ii) one individual to be designated by the Sponsor who shall also qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual to be designated by Opportunity Agro Fund. It was also agreed that New PubCo’s executive team following the Closing would be expected to be comprised of Yuri Keiserman as

Chief Executive Officer, Rafael Santo as Chief Financial Officer, Guilherme Borlenghi as Chief Operational Officer, Pedro Petersen as Chief Investor Relations Officer, Dennys Spencer as President Brazil, Pablo Pinochet as President Latin America, Shannon Riley as President North America, and Martin Lehane as President Europe. Other than these discussions regarding the directors and the members of the executive management team of New PubCo, prior to the entry into the Business Combination Agreement and the related agreements, neither HPX’s management nor any persons affiliated with HPX have engaged in any discussions involving continuing employment or involvement for any persons affiliated with HPX in the management of New PubCo following the Closing.
On June 10, 2022, Skadden and HPX revised the terms of the Proposed Governing Documents to reflect the above-described terms relating to the appointment of directors and the size of the board of directors of New PubCo.
On June 13, 2022, Skadden sent STB a revised draft of the Business Combination Agreement that reflected the discussions between the parties in relation to the Ambipar Intercompany Loan Agreement and the related debt-to-equity conversion, the earn-out shares granted to Ambipar and the downside protection rights granted to PIPE Investors and non-redeeming shareholders. That same day, Skadden and STB held a meeting in which they discussed such updates and the terms of the downside protection agreements. Following such meeting, Skadden sent STB the revised Proposed Governing Documents, contemplating the discussed amendments to New PubCo’s governance.
Between June 13, 2022 and July 5, 2022, representatives of HPX, Ambipar and the other parties to the Business Combination Agreement, along with their respective counsels, continued to revise the Business Combination Agreement and the ancillary agreements in order to further reflect and refine the commercial positions agreed on between HPX, Ambipar and Opportunity Agro Fund.
Between June 13, 2022 and July 5, 2022, the parties finalized the following agreements (i) the Cost Sharing Agreement, including the list of subsidiaries of Emergencia that would benefit from the administrative services to be provided by Ambipar thereunder; (ii) the Ambipar Intercompany Loan Agreement, through which Ambipar agreed to the partial conversion of $50.5 million debt owed to it by Emergencia into equity of New PubCo, (iii) a term sheet for the New PubCo post-Closing equity incentive plan to be attached to the Business Combination Agreement; (iv) the Contribution Agreement; (v) the Voting and Support Agreement; and (vi) the Sponsor Letter Agreement.
On June 14, 2022, Skadden and STB finalized the amendment to the Restricted Stock Unit Award Agreement and the amendment was sent to HPX and Mr. Grisolia.
On May 17, 2022 and June 15, 2022, PwC summarized and updated the findings of its financial due diligence of Emergencia to HPX. HPX and Ambipar discussed certain matters addressed in such summary, including how to account for certain transactions and the potential effects of such accounting on Emergencia’s results. Furthermore, HPX evaluated these findings and concluded that no relevant undisclosed financial liabilities, including tax or labor liabilities were discovered in the financial due diligence. Furthermore, in connection with its financial due diligence, PwC reviewed Emergencia’s quality of earnings and was able to satisfactorily confirm and substantiate virtually all of Emergencia’s reported EBITDA, net debt position and working capital. HPX evaluated and discussed some limitations in PwC’s review as well as certain potential adjustments to such figures reviewed by PwC, which adjustments would not materially impact Emergencia’s cash flow, and HPX concluded that there were no material reasons that would require an adjustment by HPX of Emergencia’s valuation.
Between June 16, 2022 and July 5, 2022, HPX, Ambipar and their respective advisors negotiated the terms of the Subscription Agreements with the PIPE Investors, including two agreements with Ambipar and with Opportunity Agro Fund, which would contain different terms (as described elsewhere in this prospectus/proxy statement). On June 20, 2022, STB provided a first draft of the Ambipar Subscription Agreement, pursuant to which Ambipar would commit to subscribe for and purchase a certain number of New PubCo Class B Ordinary Shares against payment, in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement, and Skadden provided a first draft of the Opportunity Subscription Agreement pursuant to which Opportunity Agro Fund would commit to subscribe for and purchase a certain number of New PubCo Class A Ordinary Shares.

On June 17, 2022, Maples provided comments to the Business Combination Agreement regarding the timing of the First and Second Mergers, confirming that the Cayman Islands Registrar of Companies could provide effective time stamps to the merger certificates, thereby allowing both mergers in connection with the Business Combination to occur on the Closing Date.
On June 17, 2022 and June 18, 2022, Skadden sent updated drafts of the Sponsor Letter Agreement to Maples and to STB, respectively, contemplating certain comments to the tax provisions included therein.
On June 18, 2022, Skadden sent a first draft of the downside protection agreement to STB.
On June 18, 2022, GT provided comments to the Business Combination Agreement related to Canada, US and UK legal considerations and diligence-related findings.
On June 19, 2022, Skadden sent to STB a revised draft of the Subscription Agreement and the Non-Redemption Agreement, which reflected, among others, the existence and certain terms of the downside protection agreement and the additional securities to be issued to each signatory of such agreements upon Closing. Simultaneously, Skadden sent a first draft of the XP Non-Redemption Agreement to STB, reflecting the specific terms agreed on with XP.
On June 19, 2022, Ambipar and HPX had a call in which they re-confirmed that the benefits of the downside protection agreement would be available to all non-redeeming holders as well and that the agreement would include an option of Ambipar to purchase the relevant shareholders New PubCo Class A Ordinary Shares, among other matters. Skadden reflected these changes to the downside protection agreement in the draft circulated the following day.
On June 20, 2022, STB sent a revised draft of the Investor Rights Agreement that reflected the existence and certain terms of the Ambipar Subscription Agreement. STB also provided revised drafts of the Non-Redemption Agreement, the XP Non-Redemption Agreement and the Subscription Agreements, including the Ambipar Subscription Agreement, reflecting further discussions in relation to the downside protection agreement, the Ambipar Intercompany Loan Agreement between Ambipar and Emergencia, among other changes.
On June 21, 2022, in anticipation of a potential signing of the Business Combination Agreement, Skadden and STB exchanged drafts of HPX’s 8-K and press release to be filed and/or published, as applicable, upon the signing of the Business Combination Agreement and ancillary documentation.
On June 23, 2022, following an online meeting with representatives of the XP Non-Redeeming Shareholder, and Carlos Piani, Rafael Santo and Pedro Petersen, as representatives of HPX, the XP Non-Redeeming Shareholder and HPX agreed, among other things, to amend the terms of the XP Non-Redemption Agreement so that the XP Non-Redeeming Shareholder would only receive a certain number of additional New PubCo Warrants and New PubCo Class A Ordinary Shares if they vote a certain number of its HPX Class A Ordinary Shares in favor of the Business Combination and did not redeem such shares at such meeting, but had no obligation to do so. On the following day, Skadden prepared a first draft of the downside protection agreement for the XP Non-Redeeming Shareholder.
On June 23, 2022, Skadden sent STB a revised draft of the Investor Rights Agreement, contemplating Opportunity Agro Fund’s request to amend the lock-up provisions, namely that any waiver of the lock-up restrictions relating to the Sponsor’s shares in New PubCo would also require the consent of Opportunity Agro Fund.
On June 24, 2022, Opportunity Agro Fund confirmed that it had reviewed the revised drafts of the Subscription Agreement, the Business Combination Agreement, the Proposed Governing Documents, the Investor Rights Agreement and the downside protection agreement, provided comments to such documents and raised other questions relating to the Business Combination in general. Between June 24, 2022 and June 27, 2022, Emergencia, HPX and their respective advisors discussed and prepared responses to Opportunity Agro Fund’s comments to the Business Combination documents. Over the weekend of June 26 and 27, 2022, HPX and Emergencia discussed the commercial points raised by Opportunity Agro Fund.
On June 25, 2022, STB provided comments to the draft Proposed Governing Documents and Business Combination Agreement to reflect the above-described discussions with Opportunity Agro Fund.

Between June 27, 2022 and June 28, 2022, STB and Skadden exchanged comments to drafts of the downside protection agreement relating to the ability to broker multiple block trades and host investor meetings, among other things, the Investor Rights Agreement relating to the creation of a New PubCo executive committee, the Proposed Governing Documents and the Opportunity Subscription Agreement.
On June 28, 2022, HPX, Skadden, STB and the legal team of Opportunity Agro Fund also held a call to discuss the remaining questions that Opportunity Agro Fund had in respect of the draft Business Combination Agreement and ancillary agreements.
On June 29, 2022, Skadden and STB discussed amendments to the draft Investor Rights Agreement, Proposed Governing Documents and Opportunity Subscription Agreement, and sent the relevant revised drafts to Opportunity Agro Fund for their review. On June 30, 2022, Skadden sent Opportunity Agro Fund the draft Business Combination Agreement and downside protection agreement, as reviewed and revised by Skadden and STB.
On June 29, 2022, PwC summarized additional results of its tax and labor due diligence on Emergencia’s operations in Chile to HPX. No relevant undisclosed financial liabilities, including tax or labor liabilities, of Emergencia’s operations in Chile were discovered in the tax and labor due diligence.
In anticipation of signing, between July 1, 2022 to July 5, 2022, Skadden, STB, HPX, Emergencia and Opportunity Agro Fund exchanged in further discussions and revisions of the Business Combination Agreement, Non-Redemption Agreements, Downside Protection Agreements, Sponsor Letter Agreement, Opportunity Subscription Agreement and the Proposed Governing Documents. Skadden, STB, HPX, Emergencia and Opportunity Agro Fund had several calls on July 4, 2022 and July 5, 2022 to discuss any outstanding items and prepare all relevant documents for execution.
On July 5, 2022, Emergencia, Ambipar, HPX, the non-redeeming HPX shareholders and the PIPE Investors agreed on certain matters, including:
•
Ambipar agreed to maintain the enterprise value of Emergencia at R$2,800 million, but to make adjustments for the new net debt of approximately R$959 million, thereby agreeing on an equity value of Emergencia of R$1,841 million. This equity value was converted from Brazilian reais to U.S. dollars at an exchange rate of US$1 to R$5.3298, implying a pre-money equity value for Emergencia of $345 million;

•
the Sponsor agreed to use up to 1,050,000 of its New PubCo Class A Ordinary Shares to protect PIPE Investors and non-redeeming HPX shareholders from a downside in their investment pursuant to the Downside Protection Agreements;

•
Ambipar agreed to increase its investment pursuant to the Ambipar Subscription Agreement from the previously agreed exchange for the partial conversion of debt into equity in the amount of $32 million to $50.5 million;

•
Ambipar and HPX agreed that Opportunity Agro Fund would have the right to designate one member of the New PubCo board of directors and one member of the New PubCo executive committee as well as would be entitled to certain approval rights in respect of related-party transactions of New PubCo.

On July 5, 2022, HPX’s board of directors considered the terms of the Business Combination Agreement, the PIPE Financing and the related and ancillary agreements. HPX’s board of directors consulted with its management team, as well as its financial and legal advisors, and considered a number of factors, including, but not limited to, other strategic opportunities and other sources of capital. The board of directors passed written resolutions under Cayman Islands law approving the Business Combination Agreement and other transaction documents, based on its ability to fund and accelerate Emergencia’s business plan and the alignment in strategy with HPX and HPX’s executive management team. On the same day, Ambipar passed written resolutions approving Ambipar’s, New PubCo’s, Merger Sub’s and Emergencia’s entering into the Business Combination Agreement and other transaction documents.
On July 5, 2022, after market close, the parties to each of the Business Combination Agreement, the Subscription Agreements and the ancillary agreements executed such agreements. In the morning of July 6,

2022, before market opening, Ambipar and HPX issued press releases announcing the execution of the Business Combination Agreement and the ancillary agreements.
Since July 5, 2022, HPX and Emergencia, along with their respective legal advisors, have worked jointly on the preparation of this proxy statement/prospectus. The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the closing of the Business Combination.
Resignation of Credit Suisse
Credit Suisse, the underwriter and bookrunner in HPX’s IPO and placement agent in connection with the PIPE Financing, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter dated March 24, 2022 with HPX and Ambipar. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter effective as of July 5, 2022 and HPX and Credit Suisse executed the Waiver Letter confirming its resignation and waiver of fees. Credit Suisse did not communicate to HPX the reasons leading to its resignation and waiver of its fees. There is no dispute among HPX and Credit Suisse with respect to Credit Suisse’s placement agency services or its resignation. See “Summary of the Proxy Statement/Prospectus — Recent Developments” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.”
As a result of this resignation and the associated waiver of fees, the transactions fees payable by HPX at the consummation of the Business Combination will initially be reduced by $8,855,000. Credit Suisse has not received any fees pursuant to its Engagement Letter or the IPO Underwriting Agreement, other than $5,060,000 in underwriting fees paid by HPX to Credit Suisse upon the consummation of HPX’s IPO. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination.
At no time prior to or after its resignation did Credit Suisse indicate that it had any specific concerns with the Business Combination and Credit Suisse did not advise HPX that it was in disagreement with the contents of this prospectus/proxy statement or the registration statement of which it forms a part. Credit Suisse did not prepare or provide any of the disclosure in this prospectus/proxy statement or any other materials or work product that have been provided to HPX’s shareholders, the HPX Board or the PIPE Investors, or any analysis underlying such materials and has disclaimed any responsibility for the contents of this proxy statement/prospectus.
In addition, Credit Suisse did receive drafts of this prospectus/proxy statement prepared by HPX and Emergencia. HPX has been advised by Credit Suisse that, given that they are no longer engaged in any capacity by HPX, Credit Suisse does not intend to review any disclosure in this proxy statement/prospectus, other than disclosure pertaining to its roles and resignation. At the request of the SEC, HPX asked Credit Suisse to provide a letter stating whether it agrees with the statements made in this proxy statement/prospectus related to its resignation, but HPX has not received a response from Credit Suisse as of the date of this proxy statement/prospectus. Accordingly, Credit Suisse’s failure to respond should not be interpreted to mean that Credit Suisse agrees or disagrees with the current disclosure and no inference can be drawn to this effect. Shareholders should not put any reliance on the fact that Credit Suisse was previously involved with any aspect of the transactions described in this prospectus/proxy statement.
HPX did not rely on Credit Suisse for the preparation or analysis of any materials provided to the HPX Board for use as a component of its overall evaluation of Emergencia. The HPX Board did not receive or rely upon any financial or valuation analyses conducted or prepared by any of Credit Suisse in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, HPX and its shareholders.
In its past role as placement agent, Credit Suisse performed the following services: (i) facilitated outreach to potential PIPE investors, (ii) provided assistance in connection with the preparation of documentation related to the PIPE Financing, including by organizing and processing publicly available market data with respect to sector-specific comparable companies, and (iii) generally participated in the PIPE Financing efforts. In each case, HPX’s management considered Credit Suisse’s input based on its expertise and experience as an investment bank with coverage in the industries and geographies that HPX operates, but HPX’s management conducted its own independent analysis and made its own conclusions, and HPX’s management prepared the disclosure about HPX in this proxy statement/prospectus and is fully responsible for this disclosure and any other related work product, including the Projections. Furthermore, in Credit Suisse’s termination letter, it has, pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended, disclaimed responsibility for any portion of this proxy statement/prospectus.
The services being provided by Credit Suisse prior to such resignations were substantially complete at the time of its resignation (including the underwriting services provided by Credit Suisse pursuant to the IPO Underwriting Agreement, at the time of HPX’s initial public offering) and Credit Suisse is not expected to play any role at the Closing. Accordingly, HPX and New PubCo do not expect that the resignations of Credit Suisse will affect the timing or completion of the Business Combination, but will reduce the aggregate advisory fees payable at the Closing.
HPX has considered engaging additional financial advisors, and on June 27, 2022, HPX engaged EarlyBird to, among other things, (i) assist HPX in the transaction structuring with respect to the Business Combination, (ii) assist HPX with respect to any necessary Extension, (iii) facilitate meetings with potential equity investors in HPX, (iv) provide financial advisory services in connection with the Business Combination, and (v) assist HPX with NYSE or Nasdaq listing requirements, as applicable. EarlyBird did not provide any valuation analyses to HPX Board in connection with the approval of the Business Combination. As a result of the engagement of EarlyBird, the transaction fees payable by HPX at the consummation of the Business Combination will be increased. Other than any fees payable to EarlyBird, HPX does not expect to incur any additional costs resulting from the resignation of Credit Suisse.
Credit Suisse’s resignation did not impact HPX Board’s analysis of or continued support of the Business Combination. The availability of the PIPE Financing, the Ambipar PIPE Financing, the funds in the Trust Account and any contemplated post-transaction financing arrangements are not impacted by the resignation of Credit Suisse. HPX does not have any other current relationship with Credit Suisse.
Shareholders should not associate Credit Suisse with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and shareholders should not place any reliance on the participation of Credit Suisse prior to its resignation in the transactions contemplated by this proxy statement/prospectus. As a result, HPX shareholders may be more likely to elect to redeem their shares, which may have the effect of reducing the proceeds available to New PubCo to achieve its business plan. See “Unaudited Pro Forma Condensed Combined Financial Information.” Credit Suisse’s services were substantially complete at the time of its resignation, and HPX and New PubCo do not expect that the resignation of Credit Suisse will affect the timing or completion of the Business Combination.
The resignation letter of Credit Suisse with respect to its engagement with HPX stated that Credit Suisse is not responsible for any part of this proxy statement/prospectus. While Credit Suisse did not provide any additional detail in their resignation letter either to HPX or to the Securities and Exchange Commission, such resignation may be an indication by Credit Suisse that it does not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. Accordingly, shareholders should not place any reliance on the fact that Credit Suisse has been previously involved with this transaction.
In addition, we note that unaffiliated investors are subject to certain material risks as a result of New PubCo going public through a merger rather than through a traditional underwritten offering. See “Risk Factors — As a private investor in New PubCo, you will not have the same protections as an investor in an underwritten public offering of securities of New PubCo.”
HPX continues to have customary obligations with respect to the use of information, expense reimbursement and indemnification under the Engagement Letter, the IPO Underwriting Agreement and the Waiver Letter with Credit Suisse. In particular, as is customary, certain provisions of the IPO Underwriting Agreement and the Engagement Letter survive Credit Suisse’s resignation or, in the case of the Waiver

Letter, became effective upon the execution of the Waiver Letter, including HPX’s obligation to indemnify Credit Suisse against certain liabilities under the U.S. federal securities laws or otherwise. However, HPX is not party to any agreements that would require the payment of fees (other than expense reimbursement) or underwriting commissions (other than the underwriting commissions that have already been paid to Credit Suisse in connection with HPX’s IPO) to Credit Suisse with respect to the Business Combination or any other transactions described herein.
The HPX Board’s Reasons for Approval of the Business Combination
In reaching its resolution under Cayman Islands law by a unanimous vote of the directors then present as described above:
(a)
that it was in the best interests of HPX to enter into the Business Combination Agreement and the ancillary documents to which HPX is or will be a party and to consummate the transactions contemplated thereby;

(b)
to adopt and approve the Business Combination Agreement, the ancillary documents to which HPX is or will be a party and the transactions contemplated thereby;

(c)
to recommend that the HPX shareholders vote in favor of the Business Combination Proposal and the other proposals contemplated thereby, including the New PubCo Equity Plan, or in connection with the Business Combination Agreement and the other ancillary documents to which HPX is or will be a party and the transactions contemplated thereby; and

(d)
to direct that such proposals be submitted to the HPX shareholders for approval, the HPX Board considered a wide variety of factors in connection with its evaluation of the business combination, including the fact that that the Business Combination does not permit the HPX Board to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Transaction Proposals, unless the HPX Board determines in good faith, and after consultation with its outside counsel, that the failure to make such a change in recommendation would reasonably be expected to breach its fiduciary duties under applicable law.

In light of the complexity of those factors, the HPX Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the HPX Board may have given different weight to different factors. HPX’s reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”
Before reaching its decision, the HPX Board reviewed the results of due diligence conducted by HPX’s management, together with its advisors, which included, among other things:
•
extensive meetings with HPX’s management team, as well as with its legal and financial advisors, regarding Emergencia’s operations and business model;

•
review of various industry and financial data, including Emergencia’s existing business model, historical and projected financial information, and various valuation analyses;

•
research on the emergency, environmental and industrial services industries, including historical growth trends and market share information as well as end-market size and growth expectations;

•
review of Emergencia’s commercial strategy;

•
analysis of Emergencia’s historical and projected financial information to understand and validate the key assumptions underpinning the financial projections prepared by Emergencia’s management;

•
review of Emergencia’s material contracts regarding financials, tax, legal, accounting, information technology, insurance, employment and intellectual property;

•
financial and valuation analysis of Emergencia and the pro-forma Business Combination;

•
tax, legal and other diligence findings of external advisors; and

•
assessment of Emergencia’s public company readiness.

As described in the prospectus for its IPO, HPX identified general, non-exclusive criteria and guidelines that HPX believed would be important in analyzing prospective target businesses for a business combination.
HPX indicated its intention to acquire a company that it believes possesses attractive long-term growth potential, was well-positioned within its industry and would benefit from the broad network and substantial strategic, financial and operational experience of HPX’s leadership team, in addition to the following characteristics:
•
Solid competitive advantages.   Businesses that are leading players or have high-quality assets within the Brazilian economy;

•
Consistent track record.   Target businesses that are fundamentally sound with historically consistent operational performance and free cash flow generation but is underperforming their potential;

•
Upsize potential.   Businesses that exhibits unrecognized value or other characteristics that we believe have been misevaluated by the marketplace;

•
Attractive moment for further investment.   Companies that are at an inflection point, such as requiring additional capital or expertise, where we believe we can drive improved financial performance;

•
Multiple avenues for growth.   Target businesses that offer opportunities to enhance financial performance through organic initiatives and/or inorganic growth opportunities that we identify in our analysis and due diligence;

•
Compatibility with experienced management team.   Businesses that have the potential to further improve their performance from our founders’ knowledge of the target’s industry, proven operational strategies and past experiences in profitably and scaling businesses;

•
Capacity for international expansion.   Targets that have an international expansion plan as part of their overall growth strategy and can leverage our management team’s operational experience in global markets; and

•
Attractive Valuation.   A strong return profile that offers an attractive potential return for our shareholders, weighing potential growth opportunities and operational improvements in the target business against any identified downside risks.

Based on its due diligence of Emergencia and the industry in which it operates, including the financial and other information provided by Emergencia in the course of negotiations, the HPX Board believes that Emergencia meets the criteria and guidelines listed above. However, there is no assurance of this. See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The HPX Board’s Reasons for Approval of the Business Combination.”
In particular, the HPX Board considered the following positive factors, although not weighted or in any order of significance:
•
Strong presence in the Brazilian market.   The HPX Board observed that sources that include competitors and clients, contacted through a specialized background check and market research firm in the Brazilian market, indicate that Emergencia has a strong presence in terms of market share and services breadth in its original market of Brazil.

•
Successful track record in international expansion.   Emergencia already has established operations in Chile, Colombia, Peru, Uruguay, United States, Canada, and the United Kingdom. The HPX board believes there is still significant room for Emergencia to grow in these countries and that it has already taken the first steps in establishing a business presence in these countries.

•
Higher industry growth due to Environmental, Social and Governance (ESG) standards adherence.   The HPX Board noticed that increasing ESG awareness and compliance by corporations as well as more rigorous environmental regulations worldwide are favorable tailwinds that will accelerate Emergencia’s global industry growth.

•
Fragmented industry in the United States.   The HPX Board understands that the two leading players in the environmental, industrial and emergency response segment possess less than 4% of market share, which leaves substantial room for Emergencia to grow without the threat of a big and dominant competitor.

•
Opportunities for accretive tuck-in acquisitions.   The HPX Board believes that, based in part on the views of Emergencia’s management, there are abundant opportunities for Emergencia to grow through potential acquisitions of smaller businesses, many of which are family owned, are financially and operationally constrained due to their smaller size, and thus present potential to grow revenues by being part of a larger group and strong franchise such as Emergencia. Considering the shares subject to the Non-Redemption Agreements, the PIPE Financing and the Ambipar PIPE Financing, the HPX Board believes that Emergencia will emerge from the Business Combination with a comfortable balance sheet position to increase financial leverage for acquisitions. The HPX Board believes that, also based in part on the views of Emergencia’s management, Emergencia’s leading position in the highly fragmented environmental, emergency response and industrial field service industries in Brazil and other countries, combined with the liquidity and financial flexibility that will be provided by the minimum amount of cash expected to be available following by the Business Combination, will provide it with significant advantages as a potential acquirer of smaller businesses in Brazil and abroad and further believes that these acquisitions can be made on a basis that would be immediately accretive to Emergencia, even before giving effect to any synergies.

•
Size and service quality.   Emergencia has sufficient size and assets to supply corporations with high quality and quantity equipment, personnel and services. It has a number of credentials, such as ISO 9001, 14001, 45001 and 22320 certifications. Emergencia has held since 2019 the Nova Odessa (State of São Paulo, Brazil) training field, and has been selected by ENSCO Inc. to lead the emergency response and hazardous materials training of the Security and Emergency Emergencia Training Center (SERTC) in Pueblo, Colorado, United States, which validates the quality of its service.

•
Experienced controlling shareholder and management team and results-driven culture.   HPX’s management believes that Emergencia’s management team has extensive industry experience, and employs a highly disciplined approach to operations, with a focus on constant improvement, quality and safety of service.

•
Strong business fundamentals, underpinned by attractive key metrics.   Emergencia has presented strong and consistent EBITDA Margins and ROIC since 2020.

•
Opportunity for liability management and consequent reduction of the debt cost.   HPX’s management believes that Emergencia’s debt can be refinanced following the Business Combination, with attractive terms that are well tailored for Emergencia’s growth strategy in global markets and are more favorable relative to commercial credit facilities typically available to companies listed in OECD, including issuing lower interest bearing debt in currencies such as U.S. Dollar and Euro, countries perceived as lower risk by the credit markets as measured by credit default swaps.

•
Strong sponsorship and financial support.   Following the Closing, New PubCo is expected to have leading shareholders and a permanent capital and public platform suitable for its long-term success, which can reinforce its growth strategy on the long-term, providing stability to all stakeholders. Subject to the terms and conditions of the Subscription Agreements, approximately $111,500,000 of private capital has been committed by the PIPE Investors.

•
Commercial rationale.   The HPX Board noted that Emergencia has over 10,000 clients worldwide, including many first tier corporations, and judged that it possesses several compelling qualities that enable value creation, especially growing organically and inorganically in the North American market, and increasing its presence and operations in Latin America, Europe and Brazil.

•
Attractive valuation.   The HPX Board also considered Emergencia’s financial plan and outlook, as well as valuations and trading of publicly traded companies, valuations of precedent merger and acquisition targets in similar and adjacent sectors, and Emergencia’s implicit valuation in Ambipar’s stock price using a Sum of the Parts method. The HPX Board determined that if Emergencia is able to meet its financial projections, then HPX’s shareholders will have acquired their shares in New PubCo at an attractive valuation, which would compound for a long period of time and increase shareholder value.
•
Continued ownership of Ambipar.   The HPX Board considered that Ambipar would continue to be a controlling shareholder of New PubCo after Closing, with Ambipar entering into the Investor Rights Agreement, containing certain restrictions on the transfer of its New PubCo Class B Ordinary Shares following the Closing, which will carry voting rights in the form of 10 votes per share.

•
Other terms of the Business Combination Agreement.   The HPX Board reviewed the financial and other terms and conditions of the Business Combination Agreement, including with respect to the Business Combination, and determined that they were reasonable and were the product of arm’s-length negotiations among the parties.

•
Other alternatives.   Our board of directors’ belief that the Business Combination represents the best potential business combination for HPX resulting from the process utilized to evaluate and assess other potential acquisition targets, and our board of directors’ and management’s belief that such process had not presented a better alternative for a business combination.

The HPX Board also reviewed a comparable companies analysis prepared by HPX’s management team. The analysis focused on certain publicly listed companies, which were deemed comparable to Emergencia by being participants and frequently competitors of Emergencia in the environmental services value chain. As presented to the HPX Board on July 5, 2022, the analysis mainly provided for the following peers, insights and metrics:
•
Environmental services peers (Clean Harbors, Republic Services, Waste Management, HARSCO, GFL, Waste Connections, Stericycle):

•
Expected revenue growth 2020A-2022E ranging from 1% to 20%;

•
Expected EBITDA growth 2020A-2022E ranging from 2% to 26%;

•
2021 EBIT to total assets ratio ranging from 5% to 8%; and

•
Enterprise value to 2022E EBITDA median of 12.6x.

The analysis also provided certain comparable companies information about outsourcing companies, deemed less material than the information about environmental services companies.
Based on the comparable companies analysis and other due diligence, the HPX Board determined that Emergencia presented an investment case in line with companies that may be deemed comparable to Emergencia in certain respects based on the following metrics:
•
Emergencias’s 2020A-2022E estimated net revenue growth was expected to be 118% per year (net revenue growth from 2020 to 2021 as presented to the HPX Board in connection with the investment case was 125%);

•
Emergencias’s 2020A-2022E estimated EBITDA growth was expected to be 103% per year (EBITDA growth from 2020 to 2021 as presented to the HPX Board in connection with the investment case was 119%);

•
Emergencias’s 2022E EBITDA Margin was expected to be 25.1% (EBITDA margin in 2021 as presented to the HPX Board in connection with the investment case was 28.2%);

•
Emergencias’s 2021 EBIT to assets ratio of 13%; and

•
Emergencias’s enterprise value to 2022E EBITDA was expected to be 7.1x.

Additionally, the HPX Board determined that the agreed pre-Business Combination firm value of Emergencia of approximately R$2.8 billion for purposes of the transaction was at an appropriate level when compared with public peers’ metrics. For certain risk associated with these projections and estimates, see “Risk Factors — Risk Relating to Emergencias’s Business and Industry — The projected financial and operating information in this proxy statement/prospectus relies in large part upon assumptions and analyses developed by us and third-party sources and are based on our ability to achieve, among other factors, certain growth milestones in accordance with our business plans. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.”
In the course of its deliberations, the HPX Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the transaction, including, among others, the following:
•
Risks Relating to Emergencia’s Business and Industry.

•
the risk that Emergencia’s inorganic growth strategy may subject Emergencia to a variety of risks that could adversely affect its operations and revenues;

•
the risk that Emergencia may face successor liability for contingencies and damages arising from its acquisitions that have not been identified prior to the relevant acquisition and may not be sufficiently indemnified under the terms of the applicable acquisition agreement;

•
the risk that competition for acquisition targets and consolidation in its sector may limit Emergencia’s ability to grow through acquisitions;

•
the risk that Emergencia may not realize the expected benefits from recent or potential future acquisitions or may incur significant expenses in connection therewith, which could adversely affect its results of operations and financial condition;

•
the risk that the use of cash and significant indebtedness in connection with financing acquisitions could adversely impact Emergencia’s liquidity, limit its flexibility to respond to other business opportunities and increase its vulnerability to adverse economic and operating conditions;

•
risks associated with Emergencia’s inability to comply with certain financial and operating covenants in its Debentures, to manage its liquidity risks or to raise sufficient funds to implement its business plan, renew its existing lines of credit or access new financing facilities on attractive terms or at all;

•
the risk that Emergencia’s emergency response services are subject to operational and security risks, including as a result of the handling of hazardous substances, and any accidents that occur during the performance of these services may expose Emergencia to significant civil, labor, environmental and criminal liabilities and adversely affect its business, results of operations, financial condition and reputation;

•
risks associated with Emergencia’s failure to compete successfully;

•
risks associated with unfavorable conditions in Emergencia’s industry or in the global economy could limit Emergencia’s ability to grow its business and negatively affect its results of operations;

•
risk associated with macroeconomic uncertainty, including as it relates to COVID-19 and the 2022 presidential elections in Brazil, and the effects it could have on revenues;

•
the risk that the loss of members of its management may have a material adverse effect on Emergencia’s business, financial condition and results of operations;

•
the risk that, as a holding company Emergencia depends on the operational results of its subsidiaries.

•
Risks Relating to the Business Combination and HPX.

•
the risk if the conditions to the Business Combination Agreement are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not occur;

•
the risk that the Business Combination may be required to close if the requisite HPX shareholder approval is obtained, even if the HPX Board determines it is no longer in the best interest of the HPX shareholders;

•
the risk that, given that HPX may waive one or more of the conditions to the Business Combination, the exercise of discretion by HPX’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests HPX shareholders;
•
the risk that the Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination;

•
the risk that NYSE may not list New PubCo’s securities on its exchange and that, if they are listed, New PubCo may not be able to maintain the listing of its securities on NYSE following the Business Combination;

•
the risks to HPX shareholders related to becoming shareholders of New PubCo through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter;

•
the risk that in evaluating Emergencia for the Business Combination, the management of HPX is relying on the availability of all of the funds from the sale of the securities to the PIPE Investors and the Ambipar PIPE Financing in connection with the Business Combination and on the compliance by the Non-Redeeming Shareholders with the Non-Redemption Agreements. If the sale of some or all of the securities to PIPE Investors or the Ambipar PIPE Financing fails to close, or if the Non-Redeeming Shareholders redeem their securities, HPX may lack sufficient funds to consummate the Business Combination;

•
the significant fees and expenses associated with completing the Business Combination and related transactions and the substantial time and effort of management required to complete the Business Combination; and

•
the possibility of litigation challenging, delaying or preventing the completion of the Business Combination.

•
Risks Related to Limitations of Review.

•
the fact that HPX is not required to obtain an opinion from an independent investment banking firm or from an independent accounting firm, and consequently, there is no assurance from an independent source that the price HPX is paying for the Business Combination is fair to HPX and the HPX shareholders from a financial point of view.

•
The other risks described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the HPX Board also considered that certain of the officers and directors of HPX may have interests in the Business Combination as individuals that may conflict with the interests of HPX’s shareholders. HPX’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the HPX Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. See the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.
After considering the foregoing potentially negative and potentially positive reasons, the HPX Board concluded, in its business judgment, that the potentially positive reasons relating to the Business Combination outweighed the potentially negative reasons. In connection with its deliberations, the HPX Board did not consider the fairness of the consideration to be paid by HPX in the Business Combination to any person other than HPX. The HPX Board did not receive or rely upon any financial or valuation analyses conducted or prepared by Credit Suisse in making this determination.
Certain Unaudited Projected Financial Information
In connection with its consideration of the potential business combination, the HPX Board was provided with unaudited projected financial information internally prepared by management of Emergencia (the “Projections”). The HPX Board has reviewed and discussed the Projections. Emergencia does not, and New PubCo will not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition or other results. The Projections are included in this proxy statement/prospectus solely to provide HPX’s shareholders access to information made available in connection with HPX Board’s consideration of the proposed Business Combination. The Projections should not be viewed as public guidance.
The Emergencia forecasts were prepared in connection with the Business Combination and not with a view toward public disclosure, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Projections were prepared in good faith by Emergencia’s management, based on their reasonable estimates, beliefs and assumptions with respect to the expected future financial performance of Emergencia based on available information and Emergencia’s growth strategy at the time the Projections were prepared and speak only as of that time.
The Projections have not been audited, reviewed or compiled by any independent registered public accountant. The Projections have not been prepared in accordance with IFRS and, therefore, their presentation differs from the presentation of historical combined financial information of Emergencia, including historical Non-GAAP measures, included elsewhere in this proxy statement/prospectus, and may not be not be fully comparable to similar financial measures for subsequent periods. The inclusion of Projections in this proxy statement/prospectus should not be regarded as an indication that Emergencia, New PubCo, HPX, their board of directors, or their respective affiliates, advisors or other representatives considered, or now consider, such Projections necessarily to be predictive of actual future results. The Projections are not included in this proxy statement/prospectus in order to induce any HPX shareholders to vote in favor of or against the Business Combination.
New PubCo will not refer back to the Projections in its future periodic reports filed under the Exchange Act. The Projections are forward looking and reflect numerous estimates, beliefs and assumptions, including, but not limited to, general business, economic, regulatory, market and financial conditions, as well as assumptions about competition, future performance, and matters specific to Emergencia’s business, all of which are difficult to predict and many of which are beyond Emergencia’s and HPX’s control. In particular, the Projections reflect Emergencia’s beliefs and expectations regarding customer demand for environmental and industrial field services, which Emergencia assumes will drive future revenue growth, as well as Emergencia’s ability to expand its business geographically, organically and inorganically and otherwise, and such beliefs may not correspond with actual future results.
The projected financial information included in this document was prepared by, and is the responsibility of, Emergencia’s management. Neither Emergencia’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the Projections contained herein, and, accordingly, neither Emergencia’s independent registered public accounting firm, nor any other independent accountants have expressed an opinion or any other form of assurance with respect thereto. The report of Emergencia’s independent registered public accounting firm included in this document relates to Emergencia’s previously issued combined financial statements. It does not extend to the Projections and should not be read to do so.
Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because they were made available to HPX and its board of directors in connection with their review of the proposed business combination.
Emergencia believes the assumptions described above built into the Projections were reasonable at the time the Projections were prepared, given the information Emergencia had at that time and its business strategy at such time. However, there are important factors that may affect actual results and cause the results reflected in the Projections not to be achieved including, among other things, risks and uncertainties relating to Emergencia’s business, industry performance, and general business and economic conditions, including the ongoing impacts of the COVID-19 pandemic and political and macroeconomic factors, especially considering the 2022 presidential elections in Brazil. In addition, actual customer demand for services that Emergencia provides will strongly impact actual results in a way that could be materially different from the Projections. The Projections also reflect assumptions as to certain business decisions and strategy that are subject to change.

In addition, the Projections were based on the assumption and considered the consummation of the Business Combination or any other similar capital raising activity of Emergencia, including the impact of negotiating and executing such transactions, the expenses that may be incurred in connection with consummating such transactions and ongoing expenses as a standalone public company, the effect of any business or strategic decision or action that has been or will be taken as a result of the Business Combination Agreement or such other capital raising agreements being executed, and the effect of any business or strategic decisions or actions that would likely have been taken if the Business Combination Agreement or such other capital raising agreements had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of such transactions.
EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, NONE OF EMERGENCIA, NEW PUBCO NOR HPX INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTIONS. BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROJECTIONS FOR EMERGENCIA, NONE OF HPX, EMERGENCIA OR NEW PUBCO UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.
THE PROJECTIONS DO NOT NECESSARILY REPRESENT THE CURRENT VIEW OF THE BUSINESS BY EMERGENCIA’S MANAGEMENT AND SHOULD NOT BE VIEWED AS AN INDICATOR OF NEW PUBCO’S FUTURE PERFORMANCE. THE PROJECTIONS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE PROJECTIONS SET FORTH BELOW IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION, AS THE PROJECTIONS MAY BE MATERIALLY DIFFERENT THAN ACTUAL RESULTS. NONE OF EMERGENCIA, NEW PUBCO, HPX, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO AMBIPAR, ANY HPX SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
The HPX Board considered the Projections in reais. The key assumptions of the Projections provided by the management of Emergencia to HPX are summarized in the table below.
Assumption	Description
• Functional currency	• The functional currency of markets outside Brazil to be U.S. dollars
• Operating growth levers
•
The capacity to open new service centers in North America, Latin America, Brazil and Europe

•
The capacity to grow service centers’ productivity in North America, estimating that that operating metrics, asset utilization and asset base growth can be improved, in particular considering the implementation of the four-pillar business model

•
The capacity to increase prices in line with inflation

•
The capacity to grow service centers and productivity of the current operations, as measured by services performed by each service center

Assumption	Description

•
The capacity to generate recurring revenue by offering contracts through a subscription model across all markets where Emergencia holds activities

•
The capacity to hire, train and retain key people and a specialized field workforce

• Costs and expenditures
•
An increased cost structure, as measured by selling, general and administrative expenses as well as cost of goods sold, during the years of M&A activity, comprised mainly of 2022, 2023, 2024 and 2025. During such period, Emergencia would expect (i) to acquire businesses with lower margins, considering that competitors of Emergencia typically present margins that are lower or equal to the margins presented by Emergencia in 2021, and (ii) to spend resources on integration, personnel, equipment and backoffice

•
The capacity to dilute fixed costs, considering that as New PubCo grows, costs categorized as fixed costs would grow at a lower rate than net revenues, which would contribute to a gradual recovery in EBITDA margins from 2023 onwards

•
A projected cost of debt similar to the current cost of debt of Emergencia

•
Working capital consistent with current business dynamics, with the main account being receivables

•
Capital expenditures driven mostly to M&A activity, but also by investments in the growth of existing operations as well as maintenance. Maintenance related capital expenditures to be consistent with an expected property, plant & equipment life of five to six years

• Funding

•
Incremental funding for growth assuming additional funds of $353 million to be made available to Emergencia as a result of the Business Combination, which amount considered a PIPE financing of $100 million and $253 million in cash available in the Trust Account (assuming no redemptions of public shares in connection with the Business Combination). While the Projections assumed such $353 million incremental funding for growth to be made available to Emergencia as a result of the Business Combination, the HPX Board reviewed the Projections and made its determination to approve and recommend the Business Combination on the basis of a minimum funding at closing of the Business Combination of $168 million (without considering any payment of Business Combination related transaction expenses) in satisfaction of the Minimum Available Cash Condition. Emergencia’s management has concluded that the performance described in the Projections can be achieved in all material respects with minimum cash of $168 million and that, therefore, the Projections do not need to be updated. Accordingly, Emergencia’s management and the HPX Board have determined that the redemptions of HPX Class A Ordinary Shares at the HPX extraordinary general meetings held on July 14, 2022 and November 3, 2022 do not have a material effect on the Projections, and the HPX Board has determined that the

Assumption	Description

redemptions would not require the HPX Board obtaining updated projections. We expect that the Minimum Available Cash Condition will be satisfied even in a maximum redemption scenario (i.e., assuming that all 1,576,544 outstanding HPX Class A Ordinary Shares not subject to the Non-Redemption Agreements are redeemed in connection with the Business Combination), as a result of the proceeds of $162 million to be contributed by Ambipar and the PIPE Investors upon consummation of the Ambipar PIPE Financing and the PIPE Financing, in accordance with the terms and conditions of the Ambipar Subscription Agreement and the Subscription Agreements, respectively, of which up to $50.5 million could be in the form of the conversion into equity of a portion of the intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement, and funding available from Non-Redeeming Shareholders of $6 million

• Acquisitions projections and pipeline
•
The capacity to acquire and scale profitable companies, representing $90 million in additional EBITDA during the first 4 years after the Business Combination, which EBITDA should increase following such acquisitions as a result of the increased profitability resulting from the integration of the acquired companies into the Group Companies

•
Emergencia has identified potential acquisition targets contemplating over 2x the $90 million EBITDA

The WOB Acquisition is an acquisition of the type that management of Emergencia contemplated as part of its acquisition pipeline described above when it prepared the Projections.
Projections for the Years Ending December 31, 2022, 2023, 2024, 2025 and 2026
	Emergencia Unaudited Projected Financial Information for the Year Ending December 31,
Financial data – consolidated(1)	2022E	2023E	2024E	2025E	2026E
	(in millions of reais, except as otherwise indicated)
Current year M&A net revenue(2)	604	348	284	273	—
% of total net revenue	34.8%	11.7%	7.2%	5.7%	—
% growth year-over-year	—	(42.4)%	(18.3)%	(3.8)%	(100.0)%
Non-current year M&A net revenue(3)	—	1,202	1,964	2,608	3,250
% of total net revenue	—	40.6%	50.0%	54.1%	59.6%
% growth year-over-year	—	—	63.4%	32.8%	24.6%
Organic net revenue(4)	1,131	1,411	1,678	1,939	2,200
% of total net revenue	65.2%	47.7%	42.7%	40.2%	40.4%
% growth year-over-year	37.3%	24.8%	18.9%	15.6%	13.5%
Total net revenue	1,735	2,961	3,926	4,820	5,450
% growth year-over-year	110.6%	70.7%	32.6%	22.8%	13.1%
Current year M&A EBITDA(5)	92	55	46	45	—
% growth year-over-year	—	(40.1)%	(16.2)%	(2.1)%	(100.0)%
Non-current year M&A EBITDA(6)	—	209	370	528	643
% growth year-over-year	—	—	77.2%	42.6%	21.7%
Organic EBITDA(7)	344	446	544	640	736
% growth year-over-year	48.0%	29.7%	21.9%	17.7%	15.0%
Total EBITDA(8)	436	711	961	1,213	1,379

	Emergencia Unaudited Projected Financial Information for the Year Ending December 31,
Financial data – consolidated(1)	2022E	2023E	2024E	2025E	2026E
	(in millions of reais, except as otherwise indicated)
% growth year-over-year	87.5%	63.0%	35.2%	26.3%	13.6%
EBITDA margin(9)	25.1%	24.0%	24.5%	25.2%	25.3%
Variation year-over-year (in bps)	(310.0 bps)	(113.4 bps)	47.5 bps	70.2 bps	12.9 bps
ROIC(10)	17.2%	20.0%	22.5%	24.5%	26.8%
% growth year-over-year	(44.6)%	16.6%	12.2%	9.0%	9.5%
Free cash flow(11)	142	301	486	698	673
% growth year-over-year	—	112.1%	61.6%	43.5%	(3.6)%
Cash conversion rate(12)	32.5%	42.4%	50.6%	57.5%	48.8%
% growth year-over-year	—	30.2%	19.5%	13.6%	(15.2)%

(1)
The Projections for the years ending December 31, 2022, 2023, 2024, 2025 and 2026 set forth herein have been prepared by, and are the responsibility of, Emergencia’s management and are based on a number of assumptions.You should not place undue reliance on these Projections. The Projections were based on unaudited financial information for Emergencia. No audited financial information for such company was available at the time of the preparation of the Projections, and the Projections have not been updated in connection with any audit adjustment. BDO, Emergencia’s independent registered accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial results. Accordingly, BDO does not express an opinion or any other form of assurance with respect thereto.

(2)
Emergencia calculated projected current year M&A revenue as the net revenue from companies expected to be acquired during each fiscal year presented. Considering that companies will be acquired at different points in time throughout the year, current year M&A revenue considers only 50% of the respective acquired company projected revenue in the year of the acquisition.

(3)
Emergencia calculated projected non-current year M&A revenue as the sum of all the net revenue from companies acquired in the years prior to each relevant fiscal year presented.

(4)
Emergencia calculated projected organic net revenue based on net revenue expected to be generated by its portfolio of assets and service centers as of December 31, 2021.

(5)
Emergencia calculated projected current year M&A EBITDA as the EBITDA generated by companies expected to be acquired during each fiscal year presented. Considering that companies will be acquired at different points in time throughout the year, current year M&A EBITDA considers only 50% of the respective acquired company projected EBITDA in the year of the acquisition.

(6)
Emergencia calculated projected non-current year M&A EBITDA as the sum of all the EBITDA generated by companies acquired in the years prior to each applicable fiscal year.

(7)
Emergencia calculated projected organic EBITDA based on EBITDA expected to be generated by its portfolio of assets and service centers as of December 31, 2021.

(8)
Emergencia calculated projected EBITDA (earnings before interest, tax, depreciation and amortization) as projected net income for the year as adjusted for the projected effects of net interest income/expense, income tax expenses or benefits and depreciation and amortization, in each case for the applicable year.

(9)
Emergencia calculated projected EBITDA margin as projected EBITDA for the year divided by projected net revenue for the year.

(10)
Emergencia calculated projected ROIC as projected NOPAT (net operating profit after tax) for the year divided by projected invested capital. Emergencia calculated projected NOPAT (net operating profit after tax) as projected EBIT (earnings before interest and tax) as adjusted to exclude the projected effective tax rate. Emergencia calculated projected invested capital as projected net debt plus projected equity minus projected intangible assets minus projected dividend payables. Emergencia calculated projected net debt as projected financial debt plus projected related party liabilities plus projected acquisition investment obligations plus projected dividend payables minus projected cash and equivalents minus projected related parties assets.
(11)
Emergencia calculated projected free cash flow as projected EBITDA minus projected change in working capital minus projected income taxes minus projected capital expenditures, in each case for the year.

(12)
Emergencia calculated projected cash conversion rate as projected free cash flow for the year divided by projected EBITDA for the year.

While presented in this proxy statement/prospectus with numeric specificity, the Projections are forward looking statements that are inherently subject to significant uncertainties and contingencies and numerous variables, many of which are beyond Emergencia’s control. The various risks and uncertainties include those set forth in the sections entitled “Risk Factors” beginning on page 105 of this proxy statement/ prospectus and “Cautionary Statement Regarding Forward-Looking Statements; Market and Other Industry Data” beginning on page 20 of this proxy statement/prospectus. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. Since the Projections cover multiple years, such information by its nature becomes less reliable with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.
We encourage you to review the combined financial statements of Emergencia included elsewhere in this proxy statement/prospectus, as well as the financial information in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
In addition, Credit Suisse did not play any role in preparing the Projections shared with HPX. In Credit Suisse’s termination letter, it has, pursuant to Section 11(b)(1) of the Securities Act of 1933, as amended, disclaimed responsibility for any portion of this proxy statement/prospectus. While Credit Suisse did not provide any additional detail in their resignation letter either to HPX or to the Securities and Exchange Commission, such resignation may be an indication by Credit Suisse that it does not want to be associated with the disclosure in this proxy statement/prospectus or the underlying business analysis related to the transaction. Accordingly, shareholders should not place any reliance on the fact that Credit Suisse has been previously involved with this transaction.
Satisfaction of 80% Test
It is a requirement under our Existing Governing Documents and NYSE listing requirements that the Business Combination be with one or more operating businesses or assets with a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our execution of a definitive agreement for our initial business combination in connection with our initial business combination.
As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $253.4 million (excluding the deferred underwriting amount) and 80% thereof represents approximately $202.7 million. In reaching its conclusion that the Business Combination meets the 80% asset test, the HPX Board looked at the pre-money enterprise value of Emergencia of approximately $525.3 million (calculated on a cash-free basis). In determining whether the enterprise value described above represents the fair market value of Emergencia, our board of directors considered all of the factors described above in this section and the fact that the purchase price for Emergencia was the result of an arm’s-length negotiation. As a result, the HPX Board concluded that the fair market value of the business acquired was significantly in excess of 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account). In light of the financial background and experience of the members of our management team and board of directors, the HPX Board believes that the members of our management team and board of directors are qualified to determine whether the Business Combination meets the 80% asset test. The HPX Board did not seek or obtain an opinion of an outside financial advisor as to whether the 80% asset test has been met.

Interests of HPX’s Directors and Executive Officers in the Business Combination
In considering the recommendation of our board of directors to vote in favor of the Business Combination, shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
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the fact that certain of our directors and officers are principals of our Sponsor;

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the fact that 6,245,000 Founder Shares held by our Sponsor, for which it paid $25,000.00, and 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization as a result of which the Sponsor will hold (i) 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), which will convert on a one-for-one basis, into an equal number of New PubCo Class A Ordinary Shares upon the Closing, and (ii) 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens. Likewise, the 60,000 Founders Shares held by the Insiders will also be subject to the Sponsor Recapitalization as a result of which each Insider will hold 20,000 HPX Class A Ordinary Shares, which will convert on a one-for-one basis, into 20,000 New PubCo Class A Ordinary Shares upon the Closing. In addition, Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. Such shares and units will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, or restricted stock units that are settled in New PubCo Class A Ordinary Shares, as the case may be, as described further below and will be worthless if an initial business combination is not consummated:

	HPX Class A Ordinary Shares(1)	HPX Restricted Stock Units(2)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, assuming a value of $10.00 per share/unit(3)	Value of HPX Class A Ordinary Shares or HPX Restricted Stock Units, as applicable, based on recent trading price(4)
Sponsor(5)	1,860,000	—	$18,600,000	$18,358,200
Bernardo Hees(5)	1,860,000	—	$18,600,000	$18,358,200
Carlos Piani(5)	1,860,000	—	$18,600,000	$18,358,200
Rodrigo Xavier(5)	1,860,000	—	$18,600,000	$18,358,200
Marcos Peigo	20,000	—	$200,000	$197,400
Wolney Betiol	20,000	—	$200,000	$197,400
Salete Pinheiro	20,000	—	$200,000	$197,400
Rafael Grisolia	—	20,000	$200,000	$197,400

(1)
Interests shown consist solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing. Such shares will automatically convert into New PubCo Class A Ordinary Shares upon the Closing on a one-for-one basis.
(2)
Interests shown consist solely of HPX Restricted Stock Units prior to the First Effective Time. Such HPX Restricted Stock Units will automatically convert into restricted stock units that are settled in New PubCo Class A Ordinary Shares at the First Effective Time and, pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(3)
Assumes a value of $10.00 per Class A Ordinary Share or Restricted Stock Unit, as applicable, the deemed value of the New PubCo Class A Ordinary Shares in the Business Combination. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(4)
Assumes a value of $9.87 per Class A Ordinary Share or Restricted Stock Unit, as applicable, which was the closing price of the HPX Class A Ordinary Shares on the NYSE American on December 2, 2022. Also assumes the completion of the Business Combination and that the New PubCo Class A Ordinary Shares are unrestricted and freely tradable.

(5)
HPX Capital Partners LLC is the record holder of the shares reported herein. The managers of our Sponsor, Messrs. Hees, Piani and Xavier, by virtue of their shared control over our Sponsor, may be deemed to beneficially own shares held by our Sponsor.

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the fact that if an initial business combination is not consummated by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor, officers, directors and their respective affiliates will lose their entire investment in us of $7,085,000 in the aggregate, which investment included $25,000 in value of HPX Class A Ordinary Shares (consisting solely of Founder Shares immediately following the Sponsor Recapitalization, assuming that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing), valued at an assumed price of $10.00 per share, the value implied by the Business Combination (inclusive of the Sponsor’s initial capital contribution of $25,000), the 7,060,000 HPX Private Placement Warrants acquired for a purchase price of $7,060,000 in the aggregate, and $905,000 outstanding as of the date of this proxy statement/prospectus under an unsecured promissory note;

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the fact that given the differential in the purchase price that our Sponsor paid for the Founder Shares as compared to the price of the public shares sold in the IPO and the 1,860,000 New PubCo Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) that the Sponsor will receive upon conversion of the Founder Shares and considering the Sponsor Recapitalization in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Class A Ordinary Shares trade below the price initially paid for the public shares in the IPO and the public shareholders experience a negative rate of return following the completion of the Business Combination;

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the fact that our Sponsor, officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any shares held by them if HPX fails to complete an initial business combination and, accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

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the fact that in connection with the Business Combination, we entered into the Subscription Agreements with the PIPE Investors, which provide for the purchase by the PIPE Investors of an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000 in a private placement, as well as for the issuance of an aggregate of 2,567,500 New

PubCo Warrants and an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares to the PIPE Investors (with Opportunity Agro Fund being issued 2,280,000 New PubCo Warrants and 1,810,000 additional New PubCo Class A Ordinary Shares pursuant to the Opportunity Subscription Agreement), the closing of which will occur substantially concurrently with the Closing. These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively;
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the fact that in connection with the Business Combination, we entered into the Ambipar Subscription Agreement with Ambipar, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share, payable by Ambipar either in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement;

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the fact that in connection with the Business Combination, we entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights;

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the fact that if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.00 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act;

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the fact that, as of June 24, 2022 and on November 30, 2022, the Sponsor loaned to HPX an aggregate of $700,000 and $205,000, respectively, for working capital purposes and $905,000 is outstanding as of the date of this proxy statement/prospectus. This loan is evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants;

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the fact that, unless a business combination is completed, our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating a business combination from funds outside of the Trust Account, which funds are limited. As of the date of this proxy statement/prospectus, no such out-of-pocket expenses related to identifying, investigating and consummating a business combination and for which our directors would be awaiting reimbursement have been incurred;

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the fact that, pursuant to the Investor Rights Agreement (as defined below), certain holders of registrable securities can demand registration of their registrable securities and will also have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing, whereas they do not have such rights today;

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the potential continuation of certain directors and other persons associated with HPX and Sponsor as directors and in other roles at New PubCo. In particular, Mr. Carlos Piani is nominated to the board of directors of New PubCo, Mr. Bernardo Hees is expected to be nominated to the advisory executive committee of New PubCo, Mr. Rafael Espírito Santo is nominated to be New PubCo’s chief financial officer, and Mr. Pedro Petersen is nominated to be New PubCo’s chief investor relations officer; and

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the continued indemnification of current directors and officers of HPX and the continuation of directors’ and officers’ liability insurance for a period of six years after the Business Combination.

Unlike other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, our Sponsor, officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of a letter agreement entered into with us, to vote any Founder Shares or public shares held by them in favor of the Business Combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the Sponsor and the Insiders own approximately 74.3% of the issued and outstanding HPX Ordinary Shares.
At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors or respective affiliates may (i) purchase public shares from institutional and/or other investors who vote, or indicate an intention to vote, against any of the Transaction Proposals, or elect to redeem, or indicate an intention to redeem, public shares, (ii) execute agreements to purchase such shares from such investors in the future or (iii) enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Transaction Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of HPX Class A Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, Emergencia or their or HPX’s respective directors, officers, advisors, or respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (1) satisfaction of the requirement that the required number of holders of HPX Ordinary Shares necessary to approve each proposal, represented in person or by proxy and entitled to vote at the extraordinary general meeting, vote in favor of the Transaction Proposals, (2) satisfaction of the Minimum Available Cash Condition, (3) otherwise limiting the number of public shares electing to redeem and (4) HPX’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act and inclusive of the PIPE Financing actually received prior to or substantially concurrently with the Closing) being at least $5,000,001. However, any public shares purchased by the Sponsor or any of its affiliates pursuant to such share purchases or other transactions will not be voted in favor of any of the Transaction Proposals.
Entering into any such arrangements may have a depressive effect on HPX Class A Ordinary Shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination). If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the extraordinary general meeting and would likely increase the chances that such proposals would be approved. HPX will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the extraordinary general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
These interests may influence the HPX Board in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination.
Certain Other Interests in the Business Combination
In addition to the interests of HPX’s directors and officers in the Business Combination, you should be aware that each of EarlyBird and BofA Securities has financial interests that may conflict with the interests of HPX shareholders and HPX warrantholders generally.

HPX consummated its IPO on July 20, 2020. Credit Suisse acted as sole book-running manager of the IPO and HPX paid to Credit Suisse underwriting discounts and commissions equal to approximately $5,060,000 upon consummation of the offering. Pursuant to the IPO Underwriting Agreement, Credit Suisse, as sole book-running manager of our IPO, was entitled to a deferred fee of $0.35 per unit, or $8,855,000 in the aggregate. Credit Suisse was also engaged by HPX to act as placement agent to assist with the PIPE Financing. HPX had decided to retain Credit Suisse as HPX’s placement agent based primarily on (i) Credit Suisse’s extensive knowledge, strong market position and positive reputation in equity capital markets (and particularly with respect to special purpose acquisition company vehicles) and (ii) Credit Suisse’s long-standing relationship with HPX, including Credit Suisse’s previous role acting as a global coordinator and underwriter of the IPO. Credit Suisse was entitled to receive additional fees for serving as HPX’s placement agent to assist with the PIPE Financing; however, Credit Suisse has resigned as placement agent and agreed to waive its right to the deferred underwriting commission or any other fees, including all right to fees under its Engagement Letter dated March 24, 2022 with HPX and Ambipar. See “Business of HPX — HPX History” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus” for additional information. Please see “Unaudited Pro Forma Condensed Combined Financial Information” for further information and the estimated transaction fees and expenses required to be paid in connection with the Business Combination.
Pursuant to the Engagement Letter entered into in connection with the PIPE Financing on March 24, 2022, BofA Securities was engaged to act as placement agent in connection with the PIPE Financing. As consideration for providing these services, upon consummation of the Business Combination, BofA Securities is entitled to a fee of $1.25 million. In addition to such fee, BofA Securities will also be entitled to an additional fee in an amount equal to up to 2% of the gross proceeds of the New PubCo Class A Ordinary Shares sold to PIPE investors other than the Sponsor and its affiliates in connection with the PIPE Financing and the Ambipar PIPE Financing, subject to HPX Board’s sole discretion, with the exact amount and allocation to be determined on the date of the closing of the Business Combination based on HPX Board’s good faith evaluation of the services provided by BofA Securities.
In addition, pursuant to the Engagement Letter entered on March 11, 2022, as amended on August 26, 2022, BofA Securities was engaged to act as a financial advisor to Ambipar in connection with the Business Combination. As consideration for providing these services, upon consummation of the Business Combination, BofA Securities is entitled to a fee of $8 million. For the avoidance of doubt, if BofA Securities is entitled to a placement agent fee pursuant to the engagement letter dated March 24, 2022, such fee shall be deducted from the fee payable to BofA Securities pursuant to the engagement letter dated March 11, 2022, as amended on August 26, 2022 (the “Success Fee”); provided, however, that such reduction shall not result in the Success Fee being less than zero. Under certain circumstances, BofA Securities is also entitled to a termination fee if the Business Combination is terminated or otherwise is not consummated, provided that such termination fee will not exceed the fee that would have been payable to BofA Securities had the Business Combination been consummated.
BofA Securities has agreed in connection with the PIPE to waive any rights to any assets held in the Trust Account in the event HPX does not complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). However, nothing shall preclude any claims that BofA Securities may have against HPX or prevent BofA Securities from seeking recourse against any assets of HPX other than the Trust Account.
In addition, following the resignation of Credit Suisse as placement agent, EarlyBird has been engaged by HPX as financial advisor to HPX in connection with the proposed Business Combination. As a result of the engagement of EarlyBird, the transaction fees payable by HPX at the consummation of the Business Combination will be increased. If the Business Combination is not consummated, EarlyBird will not receive any transaction fees.
HPX agreed to indemnify each of Credit Suisse, EarlyBird and BofA Securities and their respective related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, their respective engagements.

HPX did not rely on Credit Suisse for the preparation or analysis of any materials provided to the HPX Board for use as a component of its overall evaluation of Emergencia The HPX Board did not receive or rely upon any financial or valuation analyses conducted or prepared by Credit Suisse in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of HPX and its shareholders.
Each of BofA Securities and EarlyBird therefore has a financial interest in HPX completing a business combination that will result in the payment of fees as described above under their respective engagements. In considering the approval of the Business Combination, the shareholders of HPX should consider the roles of BofA Securities and EarlyBird in light of their financial interests in the Business Combination being consummated.
Neither Credit Suisse, BofA Securities or EarlyBird nor any other advisor is entitled, formally or informally, to be retained or engaged in any future matter after the consummation of the Business Combination.
Appraisal or Dissenters’ Rights
The Companies Act prescribes when shareholder dissenters’ rights will be available and sets the limitations on such rights. Where such rights are available, shareholders are entitled to receive fair value for their shares. However, regardless of whether such rights are or are not available, shareholders are still entitled to exercise the rights of redemption as set out herein, and the HPX Board has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represents the fair value of those shares. Extracts of relevant sections of the Companies Act follow:
238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.
239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except — (a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).
Regulatory Approvals Required for the Business Combination
HPX and Emergencia are not aware of any regulatory approvals in either the United States or Brazil required for the consummation of the Business Combination.
On September 2022, Ambipar received notices from the U.K. Secretary of State for Business, Energy and Industrial Strategy (a) providing a retrospective clearance for Ambipar’s internal reorganization in relation to the acquisition by Emergencia of Ambipar Holdings (UK) Limited and clearance for the Pre-Closing Exchange and the Second Merger pursuant to section 13(2) of the NSIA, (b) confirming that no penalty will be issued as a result of the late notification of the internal reorganization, and (c) validating Ambipar’s internal reorganization pursuant to Chapter 4 of the NSIA in relation to the acquisition by Emergencia of Ambipar Response Limited.
Listing of New PubCo Class A Ordinary Shares
Approval of the listing on the NYSE of New PubCo Class A Ordinary Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Required Vote
The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the transactions contemplated by the Business Combination Agreement, dated as of July 5, 2022 (as may be amended, supplemented, or otherwise modified from time to time), by and among HPX Corp., Ambipar Emergency Response, Ambipar Merger Sub, Emergência Participações S.A., and Ambipar Participações e Empreendimentos S.A., pursuant to which, among other things, HPX Corp. will merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving entity, and, immediately thereafter, Ambipar Merger Sub will merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving entity, on the terms and conditions set forth therein (including, without limitation, the applicable plans of merger), be authorised, approved and confirmed in all respects.”
Recommendation with Respect to the Business Combination
The HPX Board has unanimously determined that the Business Combination Agreement is in the best interests of HPX , has unanimously approved the Business Combination Agreement, and unanimously recommends that the shareholders vote or instruct that their vote be cast “FOR” the approval of the Business Combination Proposal.
THE HPX BOARD RECOMMENDS THAT HPX’S SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL. WHEN YOU CONSIDER THE RECOMMENDATION OF THE HPX BOARD, YOU SHOULD KEEP IN MIND THAT HPX’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE TRANSACTION THAT MAY CONFLICT WITH YOUR INTERESTS AS A SHAREHOLDER, WHICH ARE DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

THE BUSINESS COMBINATION AGREEMENT
The following summary describes certain material provisions of the Business Combination Agreement. This summary is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. You are encouraged to carefully read the Business Combination Agreement in its entirety for a more complete understanding of the Business Combination. The Business Combination Agreement is included to provide investors and security holders with information regarding the terms of the Business Combination Agreement. In particular, the assertions embodied in representations and warranties by the parties contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also qualified, modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. HPX and New PubCo do not believe that these schedules contain information that is material to an investment decision.
The Pre-Closing Exchange
The Business Combination Agreement provides that, in connection with, and prior to the First Effective Time, Ambipar will have consummated the contribution of its shares of Emergencia into Merger Sub in exchange for Merger Sub Ordinary Shares, and Emergencia will, as a result, have become a wholly-owned subsidiary of Merger Sub. Subsequent to the execution of the Business Combination Agreement, Ambipar approved the Business Combination and agreed to perform such Pre-Closing Exchange, including voting in favor of the relevant matters and the exchange of its Emergencia shares for the Merger Sub Ordinary Shares.
The Mergers
In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties have agreed that, on the terms and subject to the conditions set forth therein, at the Closing, (i) HPX will merge with and into New PubCo, with New PubCo as the surviving entity, (ii) immediately thereafter, Merger Sub will merge with and into New PubCo with New PubCo as the surviving entity.

Structure
Pre-Business Combination Structure
The following diagram depicts the organizational structure of Emergencia immediately before the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
The following diagram depicts the organizational structure of New Pubco and Merger Sub immediately before the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.

The following diagram depicts the organizational structure of HPX immediately before the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
Post-Business Combination Structure
The following diagram depicts the organizational structure of New PubCo and its subsidiaries immediately after the consummation of the Business Combination.

Note: Jurisdiction of incorporation, organization, formation, as applicable, are in parentheses and italics.
Effective Times of the Mergers and Closing of the Business Combination
The Mergers are to become effective by the registration of plans of merger by the Cayman Islands Registrar of Companies and each will be effective immediately upon such registration.

Subject to the terms and conditions of the Business Combination Agreement, the Closing will take place at a time and place to be specified by HPX and Emergencia, on the date which is no later than five (5) business days after the date on which all of the conditions described below under the subsection entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — The Business Combination Agreement — Conditions to Complete the Business Combination,” have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) or such other time and place as HPX and Emergencia may mutually and reasonably agree.
HPX, Emergencia and New PubCo currently expect to complete the Business Combination in the second half of 2022. However, any delay in satisfying any conditions to the Business Combination could delay completion of the Business Combination. If the Closing has not occurred by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), subject to certain conditions, either HPX or Emergencia may terminate the Business Combination Agreement.
Consideration to be Received in the Business Combination
HPX Shareholders Merger Consideration
Pursuant to the First Merger and after giving effect to the Sponsor Recapitalization, each share of HPX Class A Ordinary Shares issued and outstanding immediately prior to the First Effective Time (other than shares owned by HPX), will be cancelled and automatically converted into the right to receive one New PubCo Class A Ordinary Share, provided that the number of New PubCo Class A Ordinary Shares issuable to the Sponsor will be adjusted downwards in amount corresponding, at one share for every $10.00, to the transaction expenses incurred by HPX in excess of $8,500,000, if any, not reimbursed by HPX pursuant to the terms of the Business Combination Agreement. Each HPX Class A Ordinary Share validly submitted for redemption in the manner set forth in this prospectus/proxy statement will, in accordance with the Existing Governing Documents, be cancelled and redeemed prior to the First Effective Time and for the avoidance of doubt will not be entitled to any merger consideration.
At the First Effective Time and after giving effect to the Sponsor Recapitalization, each of the outstanding and unexercised HPX Warrants immediately prior to the First Effective Time will cease to represent a right to acquire HPX Class A Ordinary Shares and will instead represent the right to acquire the same number of New PubCo Class A Ordinary Shares, at the same exercise price and on the same other terms as in effect immediately prior to the Closing of the Business Combination, such warrants as of the Closing of the Business Combination being referred to herein as New PubCo Warrants.
At the First Effective Time and after giving effect to the Sponsor Recapitalization, each HPX Restricted Stock Unit that is outstanding and unvested as of immediately prior to the First Effective Time shall, as of the First Effective Time, be converted into a restricted stock unit that is settled in New PubCo Class A Ordinary Shares, subject to the same terms and conditions as were applicable to such HPX Restricted Stock Unit as of immediately prior to the First Effective Time.
All shares in the capital of New PubCo that are owned by Ambipar immediately prior to the First Effective Time shall automatically be cancelled at the First Effective Time as a result of the First Merger and no new shares or other consideration shall be delivered in exchange therefor at the First Effective Time.
Ambipar Merger Consideration
Subsequent to the Pre-Closing Exchange and at the Second Effective Time, the total consideration payable to Ambipar will be an amount of New PubCo Class B Ordinary Shares equal to (a) the quotient equal to (x) $345,419,903 in enterprise value (as adjusted downwards by any transaction expenses incurred by Emergencia in excess of $9,500,000 not reimbursed by Ambipar pursuant to the terms of the Business Combination Agreement) divided by (y) outstanding Merger Sub Ordinary Shares held by Ambipar divided by (b) $10.00. In addition, Ambipar will be issued the Earn-Out Shares, as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days (as defined in the Business Combination Agreement) within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued.
In connection with the foregoing and concurrently with the execution of the Business Combination Agreement, Ambipar has entered into a share subscription agreement (the “Ambipar Subscription Agreement”), pursuant to which Ambipar has committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares (at $10.00 per share). For more information, see “Certain Agreements Related to the Business Combination.”
Ownership of New PubCo Following the Business Combination
The following table illustrates varying estimated ownership levels in New PubCo immediately following the consummation of the Business Combination, based on the three levels of redemptions by HPX public shareholders and the following additional assumptions:
	Share Ownership in New PubCo(1)(2)
	Minimum Redemptions(3)		Intermediate Redemptions(4)		Maximum Redemptions(5)
	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Outstanding Shares (Class A Ordinary Shares and Class B Ordinary Shares)	Percentage of total Voting Power (Class A Ordinary Shares and Class B Ordinary Shares)
HPX shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(6)	3.9%	0.5%	2.5%	0.3%	1.1%	0.2%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(7)(8)(9)	3.4%	0.5%	3.5%	0.5%	3.5%	0.5%
PIPE Investors(6)	22.9%	3.2%	23.2%	3.2%	23.6%	3.2%
Ambipar(10)	69.8%	95.8%	70.8%	96.0%	71.8%	96.2%

(1)
As of immediately following the consummation of the Business Combination. Percentages may not add to 100% due to rounding. For a more detailed description of share ownership upon consummation of the Business Combination, see “Security Ownership of Certain Beneficial Owners and Management.”

(2)
Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(3)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that no additional public shares are redeemed in connection with the Business Combination.

(4)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 788,272 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of 50% of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(5)
This scenario gives effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares are redeemed in connection with the Business Combination at a per share redemption price of $10.00 per share (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168,000,000 would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(6)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(7)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

(8)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemptions scenario, (ii) 3.8% of New PubCo’s share capital under the intermediate redemptions scenario, and (iii) 3.9% of New PubCo’s share capital under the maximum redemptions scenario.

(9)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(10)
Excludes the Earn-Out Shares. For additional information with respect to the dilutive effects of the Earn-Out Shares, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

HPX cannot predict how many of its public shareholders will exercise their right to have their HPX Class A Ordinary Shares redeemed for cash. As a result, HPX has elected to provide the unaudited pro forma condensed combined financial information under the above three different redemption scenarios of HPX shares for cash, each of which produce different allocations of total HPX equity between holders of HPX

Ordinary Shares. The actual results will likely be within the parameters described by the three redemption scenarios; however, there can be no assurance regarding which scenario will be closest to the actual results.
Representations and Warranties
In the Business Combination Agreement, except as set forth in the HPX disclosure letter, HPX made certain customary representations and warranties to Emergencia, including, among others, representations and warranties related to the following: corporate matters, including organization, existence and standing; capitalization; authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements; no conflict; compliance and governmental approvals; SEC filings and financial statements; absence of certain changes; litigation and proceedings; certain business activities; material contracts; NYSE stock market quotation; PIPE Financing; Trust Account; taxes; information supplied; employees and employee benefit plans; board approval and required shareholder vote; affiliate transactions; brokers’ and similar fees; status as an “emerging growth company” under applicable securities laws; and disclaimer of other warranties.
In the Business Combination Agreement, except as set forth in the Emergencia disclosure letter, Ambipar made certain customary representations and warranties to HPX, severally but not jointly, including, among others, representations and warranties related to the following, to the extent applicable to Ambipar: corporate matters, including organization, existence and standing of Ambipar, New PubCo and Merger Sub; capitalization of Emergencia and all of its direct and indirect subsidiaries (collectively, the “Group Companies”); authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements in regards to Emergencia; no conflict; financial statements; brokers and third-party expenses of Ambipar; board approval; and the Ambipar PIPE Financing.
In the Business Combination Agreement, except as set forth in the Emergencia disclosure letter, Emergencia made certain customary representations and warranties to HPX, including, among others, representations and warranties related to the following: corporate matters, including organization, existence and standing of Emergencia and Ambipar; New PubCo and Merger Sub; subsidiaries; capitalization of the Group Companies; authority and binding effect relative to execution and delivery of the Business Combination Agreement and other ancillary agreements; no conflict; compliance; financial statements, no undisclosed liabilities; absence of certain changes or events; litigation; employee benefits plans; labor matters; real and tangible property; taxes; environmental matters; brokers and third-party expenses; intellectual property; privacy; contracts and commitments; insurance; interested party transactions; information supplied; anti-bribery, anti-corruption; international trade, sanctions and anti-money laundering laws; customers and suppliers; board approval; certain business activities; PIPE Financing; and disclaimer of other warranties.
In the Business Combination Agreement, except as set forth in the Emergencia disclosure letter, each of New PubCo and Merger Sub made certain customary representations and warranties to HPX, severally but not jointly, including, among others, representations and warranties related to the following, to the extent applicable to New PubCo or Merger Sub, respectively: corporate matters, including organization, existence and standing of New PubCo and Merger Sub; capitalization of the Group Companies; compliance; litigation; taxes; contracts and commitments; information supplied; board approval and required shareholder vote. New PubCo has also made representations and warranties related to the PIPE Financing amount.
HPX, Emergencia, Ambipar, New PubCo and Merger Sub have qualified certain of the representations and warranties by a materiality or a material adverse effect standard. The Business Combination Agreement defines “material adverse effect” as:
•
With respect to HPX, any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of HPX; or (b) the ability of HPX to consummate the transactions contemplated by the Business Combination Agreement by the date that is nine months following the date of the Business Combination Agreement; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to the HPX pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 measures (as defined in the Business Combination Agreement)) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions contemplated by the Business Combination Agreement (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the transactions contemplated by the Business Combination Agreement; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of the Business Combination Agreement; (v) changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which HPX operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a material adverse effect with respect to HPX; (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of New PubCo, Merger Sub or Emergencia; (x) any change, event, effect or occurrence to the extent relating to any of the Group Companies or Ambipar; (xi) any HPX shareholder redemption (as defined in the Business Combination Agreement), in and of itself; (xii) any breach of any covenants, agreements or obligations of a PIPE Investor under a Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required); (xiii) any breach of any covenants, agreements or obligations of New PubCo or of Ambipar under the Ambipar Subscription Agreement; or (xiv) any change, event, effect or occurrence that is generally applicable to “SPACs”; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of HPX, taken as a whole, relative to similarly situated companies in the industries in which HPX conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a material adverse effect with respect to HPX has occurred, but solely to the extent of such disproportionate and adverse effect. Notwithstanding the foregoing, the amount of any HPX shareholder redemptions (or any redemption in connection with the Initial Extension, the Second Extension and any Additional Extension), or the failure to obtain HPX shareholder approval (as defined in the Business Combination Agreement) or, if sought, the approval of HPX shareholders for the Initial Extension, the Second Extension or any Additional Extension, shall not be deemed a material adverse effect with respect to HPX.
•
With respect to the Group Companies, any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the New PubCo, Merger Sub or the Group Companies, taken as a whole; or (b) the ability of any of Ambipar, New PubCo, Merger Sub and Emergencia to consummate the transactions contemplated by the Business Combination Agreement by the date that is nine months following the date of the Business Combination Agreement; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a material adverse effect with respect to Emergencia pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the transactions contemplated by the Business Combination Agreement (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the transactions contemplated by the Business Combination Agreement; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement; (v) changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which New PubCo, Merger Sub or any Group Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in an Emergencia material adverse effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of HPX; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of New PubCo, Merger Sub or the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which New PubCo, Merger Sub or the Group Companies conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a material adverse effect with respect to Emergencia has occurred, but solely to the extent of such disproportionate and adverse effect.
In addition, the representations and warranties made by HPX, Ambipar, Emergencia, New PubCo and Merger Sub:
•
have been qualified by information that HPX and Emergencia each set forth in disclosure schedules that the parties exchanged in connection with signing the Business Combination Agreement; the information contained in such disclosure schedules modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;

•
in the case of HPX, have been qualified by information that HPX set forth in the reports that it has filed or furnished with the SEC since the date of the Business Combination Agreement (subject to certain exceptions); and

•
are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

The accuracy of each party’s representations and warranties, subject in each appropriate case to a materiality or a material adverse effect standard, is a condition to completing the Business Combination. See “— Conditions to Complete the Business Combination.”
Conduct of Business Pending Consummation of the Business Combination and Covenants
Covenants of Emergencia, New PubCo and Merger Sub
Emergencia, New PubCo and Merger Sub made certain covenants under the Business Combination Agreement, including, among others, the following:
•
from the date of the Business Combination Agreement until the earlier of the Second Effective Time or the termination of the Business Combination Agreement (the “Interim Period”), Emergencia, New PubCo and Merger Sub will, and will cause its subsidiaries to:

•
except as otherwise consented to by HPX in advance and in writing, as expressly contemplated by the Business Combination Agreement and the other ancillary documents, as required by applicable Legal Requirements, as set forth in the disclosure schedules, or as a result of or in connection with COVID-19, use its commercially reasonable efforts to carry on its business in the ordinary course of business;

•
except as consented to by HPX in advance and in writing, or as expressly contemplated by the Business Combination Agreement and the other ancillary documents, or as required by applicable Legal Requirements, or as a result of or in connection with COVID-19, Emergencia, New PubCo and Merger Sub will, and will cause each of Emergencia’s subsidiaries not to:

•
other than in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan (as defined in the Business Combination Agreement) or applicable Legal Requirements (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of more than $175,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of the Business Combination Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business; or (vi) hire or terminate any employee whose annual base compensation is $150,000 (or its equivalent in another currency) or more, other than terminations for cause;

•
(i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property (as defined in the Business Combination Agreement) that is material to any of the Group Companies, New PubCo or Merger Sub (or any of their respective businesses); or (ii) voluntarily extend, amend, waive, cancel or modify any rights in or to any owned intellectual property that is material to any of the Group Companies, New PubCo or Merger Sub (or any of their respective businesses), other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or expirations of Intellectual Property (as defined in the Business Combination Agreement) in accordance with the applicable statutory term (if such term is non-renewable);

•
except for transactions solely among the Group Companies, (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in any Group Company, New PubCo or Merger Sub; or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other Contracts (as defined in the Business Combination Agreement) for the purchase or acquisition of such shares or capital stock), as applicable, in any Group Company, New PubCo or Merger Sub (other than as expressly required by the Subscription Agreements);
•
amend its Governing Documents (as defined in the Business Combination Agreement);

•
except in the ordinary course of business or except as set forth in the Emergencia disclosure letter (i) merge, consolidate or combine with a third party, other than with HPX or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, unless such transactions under (i) and (ii) individually or in the aggregate, would not require the presentation of any financial statements of a business acquired or to be acquired pursuant to Rule 3-05 of Regulation S-X and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Business Combination Agreement;

•
voluntarily dispose of or amend any real property leases other than in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, New PubCo or Merger Sub, individually or in the aggregate;

•
other than with respect to its real property leases and intellectual property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, or otherwise dispose of, material assets or properties, other than in the ordinary course of business or pursuant to contracts (as defined in the Business Combination Agreement) existing on the date hereof;

•
(i) make, create any loans, advances or capital contributions to, or investments in, any person other than any of the Group Companies, New PubCo or Merger Sub and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness (as defined in the Business Combination Agreement) incurred after the date hereof in excess of $20,000,000 (or its equivalent in another currency) in the aggregate other than (w) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other Indebtedness existing as of the date of the Business Combination Agreement, (x) guarantees of any Indebtedness of any subsidiaries of Emergencia or guarantees by the subsidiaries of Emergencia of the indebtedness of Emergencia, New PubCo or Merger Sub, (y) Indebtedness that qualifies as Company Transaction Expenses (as defined in the Business Combination Agreement), or (z) Indebtedness incurred in connection with any transaction set forth in the section 6.11(e) of the Emergencia disclosure letter; (iii) except in the ordinary course of business, create any Liens (as defined in the Business Combination Agreement) on any material property or material assets of any of the Group Companies, New PubCo or Merger Sub in connection with any indebtedness thereof (other than Permitted Liens (as defined in the Business Combination Agreement)); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies, New PubCo or Merger Sub other than ordinary course compromises of amounts owed to the Group Companies, New PubCo or Merger Sub by their respective customers;

•
compromise, settle or agree to settle any Legal Proceeding (as defined in the Business Combination Agreement) involving payments by any Group Company, New PubCo or Merger Sub of $100,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on a Group Company, New PubCo or Merger Sub (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);

•
(i) except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, New PubCo or Merger Sub, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Group Company,

New PubCo or Merger Sub or terminate any Company Material Contract (as defined in the Business Combination Agreement); (B) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of the Business Combination Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract (other than assignments by the applicable Group Company, New PubCo or Merger Sub to any other Group Company, New PubCo or Merger Sub); or (ii) modify or amend any material term under the Existing Credit Agreements (as defined in the Business Combination Agreement) or terminate the Existing Credit Agreements or any commitments thereunder;
•
except as required by IFRS (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•
(i) make, change or revoke any material Tax (as defined in Business Combination Agreement) election, (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (iii) file any amended material Tax Return (as defined in the Business Combination Agreement) other than any such amendments that would be consistent with the past practice of Emergencia, (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of Emergencia, (v) settle or consent to any claim or assessment relating to any material amount of Taxes or (vi) surrender or allow to expire any right to claim a refund of material Taxes;

•
take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment (as defined in the Business Combination Agreement);

•
authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of Emergencia, New PubCo or Merger Sub;

•
subject to the terms of the Business Combination Agreement, enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (as defined in the Business Combination Agreement) (including any direct or indirect controlling equity holder of Ambipar, but other than the Group Companies, New PubCo or Merger Sub), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, New PubCo or Merger Sub, (iii) Employee Benefit Plans and (iv) employment arrangements entered into in the ordinary course;

•
engage in any material new line of business (it being understood that this shall not restrict the Group Companies from extending its business into new geographies);

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(i) modify or amend any of the Subscription Agreements or enter into or amend any other agreement related to the PIPE Financing, or (ii) modify or amend the Ambipar Subscription Agreement or enter into, modify, amend or terminate any other agreement related to the Ambipar PIPE Financing;

•
amend or enter into any material contract as listed in the Emergencia disclosure schedule (or that would have been required to be set forth therein if such contract existed on the date of the Business Combination Agreement) or any contract of the type described in Emergencia’s representation on interested party transactions; or

•
agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions;

•
to deliver to HPX (i) unaudited combined balance sheets of Emergencia, and statements of income and cash flows of Emergencia, for each quarterly period after the date of the Business Combination

Agreement no later than 45 days following the end of each such quarterly period, which interim financial statements will be suitable for inclusion in this proxy statement/prospectus and prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and for the absence of footnotes), and reviewed in accordance with PCAOB Accounting Standard 4105, and on that basis will present fairly, in all material respects, the financial position of Emergencia as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended, and (ii) audited combined balance sheets of Emergencia, and statements of income and cash flows of Emergencia, for each fiscal year completed after the date hereof no later than 60 days following the end of each such fiscal year, together with their respective auditor’s reports thereon and consent to use such financial statements and reports, which financial statements will be suitable for inclusion in this proxy statement/prospectus, prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except as described in the notes thereto), and audited in accordance with applicable PCAOB auditing standards, and on that basis will present fairly, in all material respects, the financial position of Emergencia as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended;
•
to deliver to HPX, for inclusion in this proxy statement/prospectus the Emergencia audited combined financial statements as of and for the years ended December 31, 2021 and 2020 audited by the Independent Auditors (as defined in the Business Combination Agreement) in accordance with PCAOB auditing standards, as well as Emergencia’s unaudited interim condensed combined financial statement required and suitable for inclusion in this proxy statement/prospectus, as applicable, and the consent of the independent auditors to use such financial statements in this proxy statement/prospectus, and (ii) from time to time, as promptly as practicable, Emergencia shall deliver to HPX, to the extent required for inclusion in this proxy statement/prospectus, any other audited and unaudited combined balance sheets and the related audited or unaudited combined statement of income and statements of income, changes in shareholders’ equity and cash flows of any of the Group Companies, in each case in compliance with the standards of the PCAOB, and in compliance in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to the registrant at such time.

Covenants of HPX
HPX made certain covenants under the Business Combination Agreement, including, among others, the following:
•
during the Interim Period, HPX will:

•
except as otherwise consented to by Emergencia in advance and in writing, as expressly contemplated by the Business Combination Agreement (including as contemplated by the PIPE Financing) and in the disclosure schedules, carry on its business in the ordinary course of business, provided that nothing in the Business Combination Agreement will prohibit or restrict HPX from extending the deadline by which it must complete its Business Combination and no consent of any other party to the Business Combination Agreement will be required in connection therewith;

•
except as consented to by Emergencia in advance and in writing, as expressly contemplated by the Business Combination Agreement and the other ancillary documents, as required by applicable Legal Requirements, as set forth in the disclosure schedules HPX and New PubCo will, and New PubCo will cause each of its subsidiaries not to:

•
declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;

•
purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of HPX;

•
except as expressly required by the Subscription Agreements, grant, issue, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

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amend its Governing Documents or the terms of any of HPX Warrants;

•
(i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•
except in the ordinary course of business (i) incur any Indebtedness or guarantee any Indebtedness of another person; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that HPX will be permitted to incur Indebtedness from its Affiliates and shareholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of HPX in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at the Closing;

•
make any loan, advance or capital contribution to any other person;

•
except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

•
(i) make, change or revoke any material Tax election (in each case other than actions in respect of such tax elections that would be consistent with the past practice of HPX); (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax return other than any such amendments that would be consistent with the past practice of HPX; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of HPX; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;

•
take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

•
create any Liens on any material property or material assets of HPX;

•
liquidate, dissolve, reorganize or otherwise wind up the business or operations of HPX;

•
commence, settle or compromise any Legal Proceeding material to HPX or its properties or assets;

•
engage in any material new line of business;

•
modify, amend or terminate the Trust Agreement (as defined in the Business Combination Agreement) or any Subscription Agreement or enter into, amend any other agreement related to the Trust Account or the PIPE Financing;

•
amend or enter into any material contract as listed in HPX disclosure schedule (or that would have been required to be set forth therein if such contract existed on the date of the

Business Combination Agreement) or any contract of a type described in HPX’s representation on affiliate transactions; or
•
agree in writing or otherwise agree, commit or resolve to take any of the foregoing actions;

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at the Closing, in accordance with the Trust Agreement, to use commercially reasonable efforts to cause the funds in the Trust Account to be disbursed as directed in the Trust Termination Letter (as defined in the Business Combination Agreement); and

•
to take all actions necessary to ensure that HPX continues to qualify as an “emerging growth company” under applicable securities laws from the date of the Business Combination Agreement through the Closing.

Joint and Other Covenants
The Business Combination Agreement also contains additional covenants and agreements among the various parties pertaining to, among other matters:
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Emergencia, HPX, New PubCo and Merger Sub agreed to use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in this proxy statement/prospectus and any other filings to be made by HPX or New PubCo with the SEC in connection with the Transactions;

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Each of Ambipar and Emergencia has agreed not to, and will cause Emergencia’s subsidiaries not to, and direct their respective Representatives (as defined in the Business Combination Agreement) not to, directly or indirectly, solicit, initiate, enter into or continue discussions, negotiations, transactions, agreements with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than HPX and its Representatives), concerning any Company Business Combination (as defined in the Business Combination Agreement);

•
HPX has agreed not to, and will cause Sponsor not to, and direct its Representatives not to, directly or indirectly, solicit, initiate, enter into or continue discussions, negotiations, transactions, agreements with, or encourage or respond to any inquiries or proposals by, or provide any information to, any person (other than Emergencia, New PubCo and Merger Sub), concerning any SPAC Business Combination (as defined in the Business Combination Agreement);

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Ambipar has agreed to cause New PubCo to prepare and file, and Emergencia agreed to assist and cooperate with the preparation and filing of, this Form F-4 and the proxy statement/prospectus included herein (and any amendments and supplements);

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New PubCo will make available to Emergencia and HPX drafts of the proxy statement/prospectus of which this proxy statement/prospectus is a part and any other documents to be filed with the SEC that relate to the transactions contemplated by the Business Combination Agreement, both preliminary and final, and any amendment or supplement to this proxy statement/prospectus or such other document and will provide Emergencia and HPX with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith;

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HPX will duly convene a meeting of HPX shareholders and solicit proxies from its shareholders in favor of the approval of the Business Combination Agreement and other related shareholder proposals;

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each party must use commercially reasonable best efforts to make effective the Mergers and other transactions contemplated in the Business Combination Agreement, including to cause the conditions precedent to be satisfied;

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HPX will use commercially reasonable efforts to ensure that HPX remains listed as a public company on, and for shares of HPX Class A Ordinary Shares to be listed on, the NYSE;

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each of HPX, Emergencia and New PubCo agreed to cooperate to, and use commercially reasonable best efforts to, cause New PubCo Class A Ordinary Shares to be approved for listing on the NYSE (or other public stock exchange market in the United States as agreed by the parties) at the Closing;

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each party will make any required filings or required notifications pursuant to any applicable antitrust laws or other applicable Legal Requirements, including pursuant to the United Kingdom National Security and Investment Act 2021 (“NSIA”);

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each party agrees to confidentiality measures and each party will cooperate to make public announcements and other communications regarding the Business Combination Agreement and the transactions;

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HPX must make appropriate arrangements to have the Transfer Agent (as defined in the Business Combination Agreement) distribute the proceeds of the Trust Account at the closing of the Business Combination in accordance with the Business Combination Agreement;

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New PubCo agrees to maintain all director and officer indemnification provisions in HPX’s and Emergencia’s respective governing documents for a period of six years following the Closing;

•
prior to the Closing, New PubCo will, and will cause Emergencia to, purchase a “tail” directors’ and officers’ liability insurance policy for a period of six years covering the actions or omissions of directors and officers of New PubCo, Merger Sub or Emergencia occurring prior to the Closing;

•
prior to the Closing, HPX will purchase a “tail” directors’ and officers’ liability insurance policy for a period of six years covering the actions or omissions of directors and officers of HPX occurring prior to the Closing;

•
each party agrees to reasonably cooperate and take certain actions to have the Business Combination qualify for the tax treatment intended by the parties as provided for in the Business Combination Agreement;

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each of HPX and New PubCo agrees to not amend, modify or waive the terms of the Subscription Agreements or the Ambipar Subscription Agreement without Emergencia’s prior written consent and to use its commercially reasonable efforts to consummate the transactions contemplated in the Subscription Agreements and the Ambipar Subscription Agreement;

•
as promptly as reasonably practicable following the date of the Business Combination Agreement, Emergencia and Ambipar agreed to enter into the Cost Sharing Agreement which is to be effective as of the Closing;

•
for so long as Ambipar and its Affiliates (excluding Emergencia and New PubCo) collectively own or control 30% or more of total combined voting power in New PubCo, New PubCo agreed not to, and to cause its Subsidiaries (as defined in the Business Combination Agreement) not to, materially amend or terminate the Cost Sharing Agreement;

•
the parties agree to take all actions necessary for New PubCo to qualify as a “foreign private issuer” under applicable securities laws;

•
the parties agreed to give each other the opportunity to participate in the defense, settlement or prosecution of any legal proceedings commenced after the date of the Business Combination Agreement related to the matters therein;

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the parties agree to take all necessary actions to cause the post-Closing New PubCo board of directors to be composed as provided in the Investor Rights Agreement and Registration Rights Agreement; and

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the parties agree to cooperate to establish an equity incentive plan for service providers of New PubCo.

Board of Directors
The Business Combination Agreement provides that, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar, (ii) one individual to be designated by the Sponsor, provided that such director so designated shall qualify as “independent” under Rule 10A-3 of the Exchange Act, and (iii) one individual to be designated by Opportunity Agro Fund. Any subsequent

New PubCo board of directors shall be composed in accordance with and subject to the terms and conditions of the Proposed Governing Documents. The directors of New PubCo will include Tercio Borlenghi Junior and Carlos Piani. See “New PubCo Management Following the Business Combination — Board of Directors.”
Conditions to Complete the Business Combination
Unless waived in writing by both HPX and Emergencia, the obligations of the parties to consummate the Business Combination are subject to the satisfaction of the following conditions at or prior to the First Effective Time:

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at the extraordinary general meeting (including any adjournments thereof), the approval of each of the Business Combination Proposal, the First Plan of Merger Proposal, the Second Plan of Merger Proposal, the Change in Authorized Share Capital Proposal, the Method to Appoint and Elect Directors Proposal and the Other Changes to the Governing Documents Proposal by HPX shareholders;

•
the approval of Ambipar, as the sole shareholder of Emergencia, Merger Sub and New PubCo, of the necessary matters required to be approved in connection with and such other actions contemplated by the Business Combination Agreement shall have been obtained;

•
receipt of all necessary pre-Closing governmental authorizations as contemplated by the Business Combination Agreement;

•
HPX having net tangible assets of at least $5,000,001 remaining after accounting for the HPX shareholder redemptions;

•
the absence of any Legal Requirement enjoining or prohibiting the consummation of the Business Combination and other related transactions;

•
the receipt of approval for the New PubCo Class A Ordinary Shares to be listed on the NYSE (or another public stock market or exchange in the United States as may be mutually agreed upon by HPX and Emergencia);

•
the effectiveness of the Form F-4 and the absence of any issued or pending stop order by the SEC;

•
the delivery to HPX of the Contribution Agreement, duly executed by Ambipar and Merger Sub;

•
Emergencia, certain of Emergencia’s subsidiaries and Ambipar shall have entered into the Cost Sharing Agreement;

•
the U.K. Secretary of State approving the Pre-Closing Exchange and the Second Merger pursuant to section 13(2) of the NSIA, and, to the extent required, giving a validation notice pursuant to Chapter 4 of the NSIA in relation to any acquisition by Emergencia prior to the date hereof of Ambipar Holdings (UK) Limited; and

•
the consent of each holder of a fixed or floating security interest of HPX, New PubCo and Merger Sub, if any, shall have been obtained or the requirement to obtain such consent has been discharged by the Grand Court of the Cayman Islands in accordance with the Companies Act.

Unless waived by Emergencia in writing, the obligations of Emergencia, New PubCo and Merger Sub to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each of the following conditions:
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the representations and warranties of HPX (pertaining to corporate organization, capitalization, due authorization, no conflicts, required filings, business activities, HPX Board approval and recommendation, and brokers’ and similar fees) being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•
all other representations and warranties of HPX being true and correct as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to HPX;

•
each of the covenants of HPX to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement having been performed or complied with in all material respects;

•
subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to HPX will have occurred that exists as of the Closing;

•
delivery by HPX to Emergencia of a certificate signed by an officer of HPX, dated as of the Closing, certifying that certain conditions have been fulfilled;

•
making of appropriate arrangements by HPX to have the Trust Account (less certain amounts paid and to be paid pursuant to the Business Combination Agreement) available to HPX for payments to be made under the Business Combination Agreement at Closing; and

•
the sum of the cash and cash equivalents contained in the Trust Account immediately before the Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon and after deducting the amount required to be paid to our public shareholders who elect to exercise their redemption rights) and the aggregate net proceeds from the PIPE Financing and the Ambipar PIPE Financing be equal to at least $168,000,000 (without considering any payment of Business Combination related transaction expenses).

Unless waived by HPX in writing, the obligations of HPX to consummate, or cause to be consummated, the Business Combination are also subject to the satisfaction of each the following conditions:
•
certain representations and warranties of Emergencia, Ambipar, New PubCo and Merger Sub pertaining to corporate organization, New PubCo and Merger Sub, Emergencia’s subsidiaries, due authorization, no conflicts, required filings and brokers’ and similar fees being true and correct in all but de minimis respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date;

•
the representations and warranties of Emergencia pertaining to ownership of all outstanding Emergencia Ordinary Shares being true and correct in all material respects as of the Closing or, if they expressly relate to an earlier date, as of such earlier date, other than deviations reflected on a closing payments schedule to be delivered pursuant to the Business Combination Agreement prior to Closing;

•
all other representations and warranties of Emergencia, New PubCo and Merger Sub being true and correct as the Closing or, if they expressly relate to an earlier date, except to the extent that the failure of any such representations and warranties to be true and correct, individually or in the aggregate, has not had and is not reasonably likely to have a material adverse effect in relation to Emergencia;

•
each of the covenants of Emergencia, New PubCo and Merger Sub to be performed or complied with as of or prior to the Closing pursuant to the Business Combination Agreement having been performed or complied with in all material respects;

•
subsequent to the execution of the Business Combination Agreement and prior to the Closing, no material adverse effect in relation to Emergencia will have occurred that exists as of the Closing; and

•
delivery by Emergencia to HPX of a certificate signed by an officer of Emergencia, dated as of the First Effective Time, certifying that certain conditions have been fulfilled.

Termination of the Business Combination Agreement
The Business Combination Agreement may be terminated and the Business Combination contemplated thereby abandoned under certain customary and limited circumstances:
•
by mutual written consent of HPX and Emergencia or Merger Sub;

•
by written notice by either HPX or Emergencia if the Closing has not occurred on or prior to March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension, provided, further, that notwithstanding any such Additional Extension, such date shall not be later than March 31, 2023, without the prior written consent of Emergencia); provided that such party shall not be entitled to terminate if such party’s action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure constitutes a breach of the Business Combination Agreement;
•
by written notice from either HPX or Emergencia to the other if a governmental entity shall have issued an order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable;

•
prior to the Closing, by written notice to HPX from Emergencia or Merger Sub if there is any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of HPX, or if any representation or warranty of HPX shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue and if such breach cannot be or has not been cured within 30 days following delivery by Emergencia of written notice to HPX of such breach (or by the Outside Date (as defined in the Business Combination Agreement, whichever is earlier)); provided that if HPX continues to exercise commercially reasonably efforts to cure such breach, Emergencia cannot terminate if (a) it has materially breached the Business Combination Agreement and has not cured such breach, or (b) such breach by HPX is cured during such 30-day period;

•
prior to the Closing, by written notice to Emergencia from HPX if there is any breach of any representation, warranty, covenant or agreement set forth in the Business Combination Agreement on the part of Emergencia, New PubCo or Merger Sub, or if any representation or warranty of Emergencia, New PubCo or Merger Sub shall have become untrue, in either case, such that the conditions to the Business Combination would not be satisfied as of the time of such breach or as of the time such representation or warranty will have become untrue and if such breach cannot be or has not been cured within 30 days following delivery by HPX of written notice to Emergencia of such breach (or by the Outside Date, whichever is earlier); provided that if Emergencia, New PubCo or Merger Sub continues to exercise commercially reasonably efforts to cure such breach, HPX cannot terminate if (a) it has materially breached the Business Combination Agreement and has not cured such breach or (b) such breach by Emergencia, New PubCo or Merger Sub is cured during such 30-day period; and

•
by written notice from either HPX or Emergencia to the other if, at the extraordinary general meeting (including any adjournments thereof), the HPX Shareholder Approval is not obtained.

In the event of termination of the Business Combination Agreement, the Business Combination Agreement will be of no further force and effect and the Transactions will be abandoned, without any liability on the part of any party thereto or its respective affiliates, officers, directors, employees or shareholders, other than liability of any party thereto for Willful Breach (as defined in the Business Combination Agreement) of the Business Combination Agreement by such party or its own Intentional Fraud (as defined in the Business Combination Agreement); provided that obligations under the Confidentiality Agreement (as defined in the Business Combination Agreement) and certain obligations related to the Trust Account, and certain other provisions required under the Business Combination Agreement shall, in each case, survive any termination of the Business Combination Agreement. There are no termination fees in connection with the termination of the Business Combination Agreement.
Non-survival of Representations, Warranties and Covenants
None of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement, or in any related document or instrument delivered pursuant to the Business Combination Agreement, will survive the Closing except for (i) any covenants and agreements contained therein that expressly by their terms apply either in part or in whole after the Closing, or (ii) any party’s liability for such party’s own Intentional Fraud.

Governing Law
The Business Combination Agreement is governed and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable conflicts of law thereof. Each party has waived its rights to trial by jury in any action based upon, arising out of or related to the ancillary agreements or the transactions contemplated thereby.
Expenses
In general, and if the Business Combination is not consummated, all costs and expenses incurred in connection with the Business Combination will be paid by the party incurring such expenses. If the Business Combination is consummated, all costs and expenses incurred by either Emergencia (including the Group Companies, New PubCo and Merger Sub) or HPX in connection with the Business Combination will be paid by New PubCo upon Closing, in each case up a total aggregate amount of $18,000,000; provided that, (i) if Emergencia’s transaction expenses (including expenses paid or payable by the Group Companies, New PubCo and Merger Sub) exceed $9,500,000, (a) Ambipar will be responsible for paying directly any costs and expenses in excess of this amount, provided that in case New PubCo pays or causes to be paid any excess of this amount, then Ambipar shall promptly reimburse New PubCo for such excess, or (b) the equity value determined pursuant to the Business Combination Agreement shall be adjusted downwards by any transaction expenses in excess of this amount; and (ii) if HPX’s transaction expenses exceed $8,500,000, (a) the Sponsor will be responsible for directly paying any costs and expenses in excess of this amount, provided that in case New PubCo pays or causes to be paid any excess of this amount, then Sponsor shall promptly reimburse New PubCo for such excess, or (b) the number of New PubCo Class A Ordinary Shares otherwise issuable to the Sponsor will be decreased by the amount of transaction expenses in excess of this amount. Each of Emergencia and HPX has agreed to use commercially reasonable efforts to keep their respective costs (in the case of Emergencia, those expenses paid or payable by the Group Companies, New PubCo and Merger Sub) under $9,500,000 and $8,500,000, respectively.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements themselves, and you are urged to read such related agreements in their entirety. The Sponsor Letter Agreement, the Voting and Support Agreement, the Ambipar Subscription Agreement, the Opportunity Subscription Agreement, the form of Subscription Agreement, the form of Non-Redemption Agreement, the XP Non-Redemption Agreement, the Contribution Agreement, the Investor Rights Agreement, the Cost Sharing Agreement, the Main Downside Protection Agreement, the XP Downside Protection Agreement, the Constellation Downside Protection Agreement, the Form of Trademark Licensing Agreement, the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement are attached hereto as Annex E, Annex F, Annex G, Annex H, Annex I, Annex J, Annex K, Annex L, Annex M, Annex N, Annex O, Annex P, Annex Q, Annex R, Annex S and Annex T, respectively.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, HPX, New PubCo, Emergencia, the Sponsor and the Insiders have entered into the Sponsor Letter Agreement pursuant to which the parties thereto have agreed (i) to amend and restate in its entirety the current sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto, (ii) that the Sponsor and Insiders will not redeem any outstanding Founder Shares, in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX is required to consummate its business combination, (iii) that the Sponsor and Insiders will be present for the relevant meeting and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX must complete its business combination, (iv) that, prior to the Closing, the Sponsor and Insiders will not transfer any Founder Shares or HPX Private Placement Warrants except as permitted thereby, and (iv) to give effect to the Sponsor Recapitalization (as detailed below), such that, immediately prior to the First Effective Time, there shall cease to be outstanding any HPX Class B Ordinary Shares. In addition, conditioned upon the consummation of the Merger, the Sponsor and Insiders waived certain anti-dilution protection provisions contained in the Existing Governing Documents.
The Sponsor, the Insiders and HPX have agreed that, immediately prior to consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and the Insiders will contribute, transfer, assign, convey and deliver to HPX, and HPX will acquire and accept from the Sponsor and Insiders, all of their right, title and interest in, to and under each of their 6,305,000 outstanding HPX Class B Ordinary Shares (6,245,000 of which are held by the Sponsor) and each of the 7,060,000 HPX Private Placement Warrants (all such HPX Private Placement Warrants are held by the Sponsor), and in exchange therefore, HPX will issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens. Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.

Voting and Support Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar and HPX have entered into the Voting and Support Agreement, pursuant to which Ambipar agreed, among other things, (i) prior to the termination of the Voting and Support Agreement, to vote to approve the Mergers, the adoption of the transactions and such other actions as contemplated in the Business Combination Agreement for which the approval of Ambipar is required and (ii) to certain transfer restrictions on its equity interests in Emergencia, New PubCo and Merger Sub for the period prior until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, subject to certain limited exceptions.
Ambipar Subscription Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Ambipar has entered into the Ambipar Subscription Agreement, pursuant to which Ambipar has committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share. Ambipar may pay the $50.5 million subscription price in cash or through the conversion of a $50.5 million equivalent intercompany loan provided by Ambipar pursuant to the Ambipar Intercompany Loan Agreement. Pursuant to the Investor Rights Agreement, New PubCo has also granted Ambipar certain customary registration rights in connection with the Ambipar PIPE Financing, including “piggy-back” registration rights.
Opportunity Subscription Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, Opportunity Agro Fund has entered into the Opportunity Subscription Agreement pursuant to which the Opportunity Agro Fund has committed to subscribe for and purchase New PubCo Class A Ordinary Shares. New PubCo has also granted Opportunity Agro Fund certain customary registration rights in connection with the Opportunity PIPE Financing, including “piggy-back” registration rights to include their New PubCo Class A Ordinary Shares in other registration statements filed by New PubCo subsequent to the Closing.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
PIPE Subscription Agreements
In addition to the Opportunity Subscription Agreement, concurrently with the execution and delivery of the Business Combination Agreement, the PIPE Investors entered into the Subscription Agreements, pursuant to which the PIPE Investors have collectively committed to subscribe for and purchase an aggregate of 11,150,000 New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000. New PubCo has also granted the PIPE Investors certain customary registration rights in connection with the PIPE Financing. In consideration of the agreements of such PIPE Investors set forth in the Subscription Agreements, New PubCo has agreed to issue to such PIPE Investors, on or promptly following Closing, (i) an aggregate of 2,567,500 New PubCo Warrants (2,280,000 of which to be issued to Opportunity Agro Fund) and (ii) an aggregate of 1,860,600 additional New PubCo Class A Ordinary Shares (1,810,000 of which to be issued to Opportunity Agro Fund). These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors to $8.47 per share and $9.58 per share, respectively. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Opportunity Agro Fund and each of the other PIPE Investors further to $8.41 per share and $9.49 per share, respectively.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements

or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Non-Redemption Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, and as an inducement to HPX’s, Ambipar’s and Emergencia’s willingness to enter into the Business Combination Agreement, certain shareholders of HPX, owning, in the aggregate, 600,000 of the outstanding HPX Class A Ordinary Shares have entered into certain non-redemption agreements with HPX and New PubCo (as amended from time to time, the “Non-Redemption Agreements”), under which, among other things, such Non-Redeeming Shareholders have agreed, in consideration of (i) an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and (ii) 150,000 New PubCo Warrants, in each case to be issued by New PubCo to such Non-Redeeming Shareholders at or promptly following the Closing, to vote in favor of any Extension and the transactions contemplated in the Business Combination Agreement for which the approval of such HPX shareholders is required and agreed not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares that such HPX shareholders hold of record or beneficially. Emergencia and Sponsor are named third-party beneficiaries under the Non-Redemption Agreements.
On December 8, 2022, HPX, New PubCo and Cygnus Fund Icon, one of the Non-Redeeming Shareholders, entered into an amended and restated Non-Redemption Agreement (the “Cygnus Non-Redemption Agreement”) as well as a Subscription Agreement (the “Cygnus Subscription Agreement”) on terms and conditions substantially consistent with those included in the Non-Redemption Agreements and the Subscription Agreements dated July 5, 2022; provided, however, that pursuant to the Cygnus Non-Redemption Agreement and the Cygnus Subscription Agreement, Cygnus Fund Icon has been granted the Cygnus Option, exercisable by Cygnus Fund Icon via written notice to be delivered to HPX and New PubCo no later than 10 calendar days prior to the HPX extraordinary general meeting of shareholders, either (i) to comply with the terms and conditions contained in the Cygnus Non-Redemption Agreement (including, among other things, to vote its 300,000 HPX Class A Ordinary Shares in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and not to redeem or exercise any right to redeem its 300,000 HPX Class A Ordinary Shares), or (ii) not to be bound by the Cygnus Non-Redemption Agreement and instead to subscribe for 300,000 New PubCo Class A Ordinary Shares to be issued by New PubCo pursuant to the Cygnus Subscription Agreement for aggregate gross proceeds of $3,000,000. The parties agreed to amend and restate such Non-Redemption Agreement as well as to enter into the Cygnus Subscription Agreement at the request of Cygnus Fund Icon in order to provide Cygnus Fund Icon with the option to make its investment in New PubCo either through the non-redemption of its HPX Class A Ordinary Shares or through a subscription of New PubCo Class A Ordinary Shares on terms and conditions substantially consistent with the other PIPE Investors. If Cygnus Fund Icon elects option (ii) above, in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Subscription Agreement, New PubCo has agreed to issue to Cygnus Fund Icon, on or promptly following Closing, (i) 75,000 New PubCo Warrants and (ii)13,200 additional New PubCo Class A Ordinary Shares.These additional New PubCo Class A Ordinary Shares lower the effective subscription price paid by Cygnus Fund Icon to $9.58 per share. Valuing each New PubCo Warrant at $0.38 (the closing price of the HPX Public Warrants on December 2, 2022), these warrants lower the effective subscription price paid by Cygnus Fund Icon further to $9.49 per share. For all purposes, this proxy statement/prospectus assumes that Cygnus Fund Icon is a Non-Redeeming Shareholder and not a PIPE Investor. For the avoidance of doubt, whether Cygnus Fund Icon chooses to be bound by the Cygnus Non-Redemption Agreement or by the Cygnus Subscription Agreement, (x) at Closing, Cygnus Fund Icon will be issued 300,000 New PubCo Class A Ordinary Shares and 150,000 New PubCo Warrants plus (y) in consideration of the agreements of Cygnus Fund Icon set forth in the Cygnus Non-Redemption Agreement or the Cygnus Subscription Agreements, as the case may be, New PubCo has agreed to issue to Cygnus Fund Icon, at or promptly following the Closing, an additional 13,200 New PubCo Class A Ordinary Shares and 75,000 New PubCo Warrants, to be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others.

Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
XP Non-Redemption Agreement
Concurrently with the execution of the Non-Redemption Agreements, the XP Non-Redeeming Shareholder entered into the XP Non-Redemption Agreement, pursuant to which, among other things, (i) the XP Non-Redeeming Shareholder agreed to vote in favor and not to redeem or exercise any right to redeem any HPX Class A Ordinary Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022 and (ii) New PubCo agreed to issue to the XP Non-Redeeming Shareholder one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Share, in each case to be issued on or promptly following the Closing, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option.
Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement, as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Contribution Agreement
On July 5, 2022, Ambipar and Merger Sub entered into a contribution agreement, pursuant to which, prior to the First Effective Time (and conditioned upon the Closing), Ambipar agreed to, among other things, contribute to Merger Sub all of the issued and outstanding equity of Emergencia for newly issued Merger Sub Ordinary Shares and, after giving effect to the Pre-Closing Exchange, Emergencia will become a wholly-owned subsidiary of Merger Sub.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity Agro Fund and certain other shareholders of HPX have entered into an investor rights agreement, pursuant to which the Registration Rights Agreement will be amended and restated in its entirety, as of the Closing. As a result, certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within

30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not “review” the registration statement or 90 days if the SEC notifies New PubCo that it will “review” the registration statement.
In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of HPX, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such New PubCo shareholder provides written notice to New PubCo or (ii) (A) if such New PubCo shareholder is an individual, by virtue of laws of descent and distribution upon the death of the individual, (B) if such New PubCo shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares or other equity securities of New PubCo for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such New PubCo shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined in the Investor Rights Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to New PubCo, agreeing to be bound by the Lock-up Agreement prior to and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
Furthermore, pursuant to the Investor Rights Agreement, the board of directors of New PubCo will establish an advisory executive committee comprised of up to four members to advise the board of directors of New PubCo, of which (i) one member will be designated by Opportunity Agro Fund, for as long as Opportunity Agro Fund is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member; (ii) one member will be designated by the Sponsor, for as long as the Sponsor is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member; and (iii) two members will be designated by Ambipar, for as long as Ambipar is entitled under the terms of the Proposed Governing Documents to appoint a member of the board of directors and effectively appoints such member.
Cost Sharing Agreement
Prior to the First Effective Time, but effective as of Closing, Ambipar, Emergencia and certain of its subsidiaries will enter into a cost sharing agreement, pursuant to which Ambipar agreed to provide certain support services to Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein.
Downside Protection Agreements
In connection with the execution of the Subscription Agreements, the Cygnus Subscription Agreement (as the case may be), the Non-Redemption Agreements and the XP Non-Redemption Agreement, the DPA Beneficiaries, New PubCo, Ambipar and the Sponsor entered into the Downside Protection Agreements, pursuant to which the DPA Beneficiaries are provided with certain downside protection rights. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares from the Sponsor or may sell a certain number of their respective New PubCo Class A Ordinary Shares to Ambipar, the Sponsor or to a third party in a block trade, in each case to occur no earlier than 30 months following the Closing, as detailed below:
•
Each DPA Beneficiary is only eligible to receive such downside protection if it holds, on each day beginning on the Closing Date and until the 30-month anniversary of the Closing Date (the “DPA Measurement Period”), a number of New PubCo Class A Ordinary Shares representing at least 50% of the number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary immediately after Closing.

•
In case an eligible DPA Beneficiary chooses to exercise its downside protection rights under the Downside Protection Agreements, (i) Ambipar is entitled to purchase from such DPA Beneficiary a number of New PubCo Class A Ordinary Shares equal to the lowest number of New PubCo Class A Ordinary Shares held by such DPA Beneficiary during the DPA Measurement Period (the “DPA Protected Shares”), and (ii) if Ambipar does not purchase the DPA Protected Shares, then the Sponsor is entitled either (x) to purchase from such DPA Beneficiary the DPA Protected Shares or (y) to facilitate the sale of such DPA Beneficiary’s New PubCo Class A Ordinary Shares and New PubCo Warrants held as of the 30-month anniversary of the Closing Date in a block trade or on an underwritten basis to a third party pursuant to the terms of the Downside Protection Agreements (the “DPA Block Trade”).

•
The purchase price payable by Ambipar or the Sponsor, as applicable, for the DPA Protected Shares of the relevant DPA Beneficiary is equal to an inflation-adjusted return (measured by the consumer price index) generated over the 30-month period following Closing and relative to the initial investment made by the relevant DPA Beneficiary pursuant to the relevant Subscription Agreement, Cygnus Subscription Agreement, Non-Redemption Agreement or XP Non-Redemption Agreement (the “DPA Guaranteed Return”).

•
If the return generated by the block trade is below the DPA Guaranteed Return, the Sponsor is required to transfer, from the DPA Pro Rata Downside Protection Shares (as defined below) available to the relevant DPA Beneficiary, such number of shares in order for such DPA Beneficiary’s return to be equal to or as close as possible to the relevant DPA Guaranteed Return.

•
If neither Ambipar nor the Sponsor acquires the relevant DPA Protected Shares or if a DPA Block Trade is not consummated or available, then, pursuant to the terms and conditions of the relevant Downside Protection Agreement, the Sponsor shall transfer to the relevant DPA Beneficiary the applicable number of DPA Pro Rata Downside Protection Shares.

•
Under the terms of the Downside Protection Agreements, the maximum aggregate number of New PubCo Class A Ordinary Shares that may be transferred by the Sponsor to the DPA Beneficiaries is 1,050,000 New PubCo Class A Ordinary Shares (the “DPA Pro Rata Downside Protection Shares”), including: (i) 808,500 to Opportunity Agro Fund, (ii) 24,150 to XP Gestão de Recursos Ltda., (iii) 14,490 to Cygnus Fund Icon, (iv) 4,830 to Gannett Peek Limited, (v) 9,660 to Genome Fund Inc, (vi) 4,830 to Tuchola Investments Inc., (vii) 9,732 to Constellation Master Fundo de Investimento de Ações, (viii) 8,163 to Constellation Qualificado Master Fundo de Investimento de Ações, (ix) 8,670 to Const Brazil US Fund LP and (x) 62,664 to XP Allocation Asset Management Ltda.

For the avoidance of doubt, New PubCo will not issue any New PubCo Ordinary Shares in connection with the Downside Protection Agreements and the transactions contemplated in the Downside Protection Agreements will not have any dilutive effect on holders of New PubCo Ordinary Shares.
Trademark Licensing Agreement
Prior to the First Effective Time, Emergencia will enter into a trademark licensing agreement with Ambipar (the “Trademark Licensing Agreement”) under which Ambipar will formally grant Emergencia, its subsidiaries and controlling shareholder with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where Emergencia and its affiliates operate and do business, for an indefinite period of time. As compensation for the right to use Ambipar’s trademarks, Emergencia will pay royalties in the total amount of US$30,000 per year to Ambipar.
Under the Trademark Licensing Agreement, Emergencia will be required to use the licenses in accordance with the specific instructions provided by Ambipar, and only in connection with the emergency response services provided by Ambipar’s affiliates, in Brazil or abroad. The Trademark Licensing Agreement may be terminated (i) by mutual agreement of the parties, (ii) by any of the parties through written notice delivered at least 90 days in advance, (iii) by any party (a) in the event of a breach of the Trademark Licensing Agreement by the other party which is not remedied within 30 days from delivery of notice of such breach, or (b) in the event of insolvency, voluntary or involuntary liquidation or bankruptcy of the other party, or (iv) by Emergencia if Ambipar ceases, for any reason, to be the owner of all possible rights, titles and interests in and to the licensed trademarks or uses the licensed trademarks in any way that may harm and impair Emergencia’s image and reputation.

MERGER PROPOSALS
Overview
HPX’s shareholders are being asked to approve (i) the First Plan of Merger, pursuant to which HPX will be merged with and into New PubCo, with New PubCo as the surviving entity and (ii) the Second Plan of Merger, pursuant to which Merger Sub will be merged with and into New PubCo, with New PubCo as the surviving entity. The Merger Proposals, if approved, will authorize the Plans of Merger.
Copies of the First Plan of Merger and Second Plan of Merger are attached to this proxy statement/prospectus as Annex B and Annex C, respectively.
For a summary of the Mergers and the Business Combination Proposal, including the background of the Business Combination, the factors considered by the HPX Board, HPX’s reasons for recommending the Business Combination Proposal, including the Merger Proposals and related matters, see the section entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal.”
Vote Required for Approval
The approval of each of the Merger Proposals requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on a particular proposal.

MERGER PROPOSAL 2A — APPROVAL OF THE FIRST PLAN OF MERGER
Overview
HPX’s shareholders are being asked to approve and authorize the First Plan of Merger, pursuant to which HPX will be merged with and into New PubCo, with New PubCo as the surviving entity.
A copy of the First Plan of Merger is attached to this proxy statement/prospectus as Annex B.
Reasons for the Merger Proposal 2A
The Companies Act requires that the entry into the First Plan of Merger be authorized by a special resolution of the members of HPX.
Vote Required for Approval
The approval of the Merger Proposal 2A requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed for the First Plan of Merger is as follows:
“RESOLVED, as a special resolution, that:

(a)
HPX Corp. be authorised to merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving company and all the undertaking, property and liabilities of HPX Corp. vest in Ambipar Emergency Response by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;

(b)
the First Plan of Merger, a copy of which is attached to the notice of this Extraordinary General Meeting of HPX Corp. as Exhibit 2.2, be authorised, approved and confirmed in all respects and HPX Corp. be authorised to enter into the First Plan of Merger;

(c)
upon the Effective Date (as defined in the First Plan of Merger):

a.
the Memorandum and Articles of Association of Ambipar Emergency Response currently in effect be amended and restated by their deletion in their entirety and replacement with, and the adoption of, the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger;

b.
the authorised share capital of Ambipar Emergency Response be amended and re-designated as follows:

From:   US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 each
To:   US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, 250,000,000 of which being designated as Class A Ordinary Shares, 150,000,000 of which being designated as Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger), and 100,000,000 of which being designated as such class or classes (howsoever designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger;

By:   (i) the cancellation of the 1 issued ordinary share in the capital of Ambipar Emergency Response in accordance with the Business Combination Agreement annexed to the First Plan of Merger; (ii) the redesignation of 250,000,000 authorised ordinary shares of a nominal or par value of US$0.0001 each to 250,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger; (iii) the redesignation of 150,000,000 authorised ordinary shares of a nominal or par value US$0.0001 each to 150,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger; and (iv) the redesignation of the remaining 100,000,000 ordinary shares of a nominal or par value each to 100,000,000 shares of a nominal or par value of US$0.0001 each to be designated as such class or classes (howsoever designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger.

c.
the First Plan of Merger be executed by any director on behalf of HPX Corp., and be authorised to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

d.
all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of HPX Corp. in connection with or ancillary to all such transactions contemplated be confirmed, ratified and approved in all respects.

Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL 2A.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Merger Proposal 2A, you should keep in mind that certain of HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders —  Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

MERGER PROPOSAL 2B — APPROVAL OF THE SECOND PLAN OF MERGER
Overview
HPX’s shareholders are being asked to approve and authorize the Second Plan of Merger, pursuant to which, immediately following the First Merger, Merger Sub will be merged with and into New PubCo, with New PubCo as the surviving entity.
A copy of the Second Plan of Merger is attached to this proxy statement/prospectus as Annex C.
Reasons for the Merger Proposal 2B
The Companies Act requires that the entry into the Second Plan of Merger be authorized by a special resolution of the members of HPX (which following the First Merger shall be the shareholders of New PubCo).
Vote Required for Approval
The approval of the Merger Proposal 2B requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of not less than two-thirds of the issued shares entitled to vote at a general meeting of HPX who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed for the Second Plan of Merger is as follows:
“RESOLVED, as a special resolution, that:

(a)
Ambipar Merger Sub be merged with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving company and all the undertaking, property and liabilities of Ambipar Merger Sub vest in Ambipar Emergency Response by virtue of such merger pursuant to the Companies Act (As Revised) in the Cayman Islands;

(b)
the Second Plan of Merger, a copy of which is attached to the notice of this Extraordinary General Meeting of HPX Corp. as Exhibit 2.3, be authorised, approved and confirmed in all respects and Ambipar Emergency Response be authorised to enter into the Second Plan of Merger;

(c)
upon the Effective Date (as defined in the Second Plan of Merger):

a.
the authorised share capital of Ambipar Emergency Response shall be US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, 250,000,000 of which being designated as Class A Ordinary Shares, 150,000,000 of which being designated as Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response), and 100,000,000 of which being designated as such class or classes (howsoever designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response;

b.
the Second Plan of Merger be executed by any director on behalf of Ambipar Emergency Response, and be authorised to submit the Second Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

c.
all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of Ambipar Emergency Response in connection with or ancillary to all such transactions contemplated be confirmed, ratified and approved in all respects.

Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL 2B.

The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Merger Proposal 2B, you should keep in mind that certain of HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders —Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSALS
Overview
If the Business Combination is consummated, HPX’s Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of New PubCo given that HPX shareholders will, effective as of the consummation of the Business Combination (and assuming such shareholders do not redeem their HPX Class A Ordinary Shares), hold New PubCo Class A Ordinary Shares subject to the Proposed Governing Documents. HPX’s shareholders are asked to consider and vote upon and to approve by ordinary resolution three separate proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents.
The Proposed Governing Documents differ materially from the Existing Governing Documents. The below table sets forth a summary of the principal changes proposed between the Existing Governing Documents and the Proposed Governing Documents. This summary is qualified by reference to the complete text of the Existing Governing Documents and the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. HPX shareholders are urged to carefully read the relevant provisions of New PubCo’s Articles that will be in effect as of the consummation of the Business Combination.
Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo
Authorized Share Capital (Governing Documents Proposal 3A)
HPX authorized share capital is $55,500 divided into (i) 500,000,000 HPX Class A ordinary shares, $0.0001 par value each, (ii) 50,000,000 HPX Class B ordinary shares, $0.0001 par value each, and (iii) 5,000,000 undesignated preference shares, $0.0001 par value each.	New PubCo authorized share capital will be US$50,000 divided into (i) 250,000,000 New PubCo Class A Ordinary Shares, par value $0.0001 per New PubCo Class A Ordinary Share, (ii) 150,000,000 New PubCo Class B Ordinary Shares, par value $0.0001 per New PubCo Class B Ordinary Share, and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents. Every holder of New PubCo Class A Ordinary Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each New PubCo Class A Ordinary Share held by them. Each New PubCo Class B Ordinary Share will be entitled to 10 votes per share compared with one vote per share for New PubCo Class A Ordinary Shares.
Method to Appoint and Elect Directors (Governing Documents Proposal 3B)
Prior to the closing of an initial business combination, HPX may appoint or remove any director by ordinary resolutions of the holders of HPX Class B Ordinary Shares. Prior to the closing of an initial business combination, holders of the HPX Class A Ordinary Shares have no right to vote on the appointment or removal of any director.	The Proposed Governing Documents provide that director nominees must be elected by an ordinary resolution of the holders of New PubCo Ordinary Shares in accordance with the Articles at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each annual general meeting of New PubCo shall be nominated by the directors.

Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo

Under the terms of the Business Combination Agreement, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar, (ii) one individual to be designated by the Sponsor, provided that such director so designated shall also qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents.
With respect to the election of the New PubCo board of directors, under the terms of the Articles, Ambipar will have the right to nominate, appoint and remove the members of New PubCo’s board of directors as follows, (i) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least a majority of the directors to the board of directors; provided that at least one out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the audit committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; or (ii) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the board of directors. Ambipar will own all of the outstanding New PubCo Class B Ordinary Shares. For so long as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon New PubCo; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the audit committee, provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the

Existing Governing Documents of HPX	Proposed Governing Documents of New PubCo

Exchange Act. For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon the New PubCo.
Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective directors appointed by it, and appoint replacement directors. Any such directors shall be nominated, appointed and removed only by Ambipar, the Sponsor or Opportunity Agro Fund, as the case may be, by written notice served upon New PubCo. Such appointment or removal by Ambipar, the Sponsor or Opportunity Agro Fund, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.
Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the Proposed Governing Documents notwithstanding any agreement between New PubCo and such director. Directors are eligible for re-election.

Other Changes in Connection with Adoption of the Proposed Governing Documents (Governing Documents Proposal 3C)
The Existing Governing Documents include provisions related to HPX’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to a blank check company, because following the consummation of the Business Combination, New PubCo will not be a blank check company. The Proposed Governing Documents do not contain the requirement to dissolve New PubCo allowing it to continue as a corporate entity with perpetual existence following the Business Combination.

GOVERNING DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS
Overview
HPX’s shareholders are being asked to approve the change in the authorized share capital of HPX from (i) 500,000,000 HPX Class A ordinary shares, $0.0001 par value each, 50,000,000 HPX Class B ordinary shares, $0.0001 par value each, and 5,000,000 undesignated preference shares, $0.0001 par value each, to (ii) (a) 250,000,000 New PubCo Class A Ordinary Shares, par value $0.0001 per New PubCo Class A Ordinary Share, (b) 150,000,000 New PubCo Class B Ordinary Shares, par value $0.0001 per New PubCo Class B Ordinary Share, and (c) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents.
As of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there are (i) 2,176,544 HPX Class A Ordinary Shares issued and outstanding, (ii) 6,305,000 HPX Class B Ordinary Shares issued and outstanding and (iii) no HPX preference shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus (without giving effect to the Sponsor Recapitalization), there is an aggregate of (x) 12,650,000 HPX Public Warrants and 7,060,000 HPX Private Placement Warrants, in each case, issued and outstanding.
Pursuant to the Business Combination, at the First Effective Time and after giving effect to the Sponsor Recapitalization, (i) each issued and outstanding HPX Class A Ordinary Share will be canceled and converted into the right to receive one New PubCo Class A Ordinary Share and (ii) each issued and outstanding whole HPX Warrant will be converted into one New PubCo Warrant at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion. See the section titled “Proposals to be Considered by HPX Shareholders — Business Combination Proposal” for a further discussion of these considerations.
This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.
Reasons for Governing Documents Proposal 3A
The approval of the authorized share capital of New PubCo is necessary for New PubCo to issue the New PubCo Ordinary Shares in connection with the consummation of the Business Combination. Further, our board of directors believes that it is important for New PubCo to have available for issuance a number of authorized shares of share capital sufficient to support the growth and to provide flexibility for future corporate needs of New PubCo.
Vote Required for Approval
The approval of Governing Documents Proposal 3A requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued shares entitled to vote at a general meeting of HPX represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restated memorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response, to be adopted pursuant to the First Plan of Merger, as attached to the accompanying proxy statement/prospectus as Annex D and as described in the Governing Documents Proposal 3A be approved, in particular that the authorised share capital of HPX Corp. be changed and amended from (i) 500,000,000 Class A ordinary shares, $0.0001 par value each, 50,000,000 Class B ordinary shares, $0.0001 par value each, and 5,000,000 undesignated preference shares, $0.0001 par value each, to (ii) (a) 250,000,000 Class A Ordinary Shares, par value $0.0001 per Class A Ordinary Share, (b) 150,000,000 Class B Ordinary Shares, par value $0.0001 per Class B Ordinary Share, and (c) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response.”
Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3A.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Governing Documents Proposal 3A, you should keep in mind that certain of HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal —  Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL 3B — APPROVAL OF METHOD TO APPOINT AND ELECT DIRECTORS
Overview
HPX’s shareholders are being asked to approve Governing Documents Proposal 3B, pursuant to which, upon the Closing of the Business Combination, our director nominees are to be elected by an ordinary resolution of the holders of New PubCo Ordinary Shares in accordance with the Articles at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting.
The Existing Governing Documents provide that prior to the closing of an initial business combination, HPX may appoint or remove any director by ordinary resolutions of the holders of HPX Class B Ordinary Shares. Prior to the closing of an initial business combination, holders of the HPX Class A Ordinary Shares have no right to vote on the appointment or removal of any director.
The Proposed Governing Documents provide that director nominees must be elected by an ordinary resolution of the holders of New PubCo Ordinary Shares in accordance with the Articles at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each annual general meeting of New PubCo shall be nominated by the directors.
Since each New PubCo Class B Ordinary Share will be entitled to 10 votes per share compared with one vote per share for New PubCo Class A Ordinary Shares, Ambipar will hold all of the outstanding New PubCo Class B Ordinary Shares, it is expected that Ambipar will hold approximately 95.8% of the total voting power of all issued and outstanding New PubCo Ordinary Shares voting together as a single class immediately following the consummation of the Business Combination, assuming no redemption rights are exercised by HPX’s shareholders (but giving effect to the redemptions of public shares in connection with the Initial Extension and the Second Extension).
Under the terms of the Business Combination Agreement, immediately following the Closing, New PubCo’s board of directors will consist of seven directors. The initial composition of New PubCo’s board of directors will be comprised of (i) five individuals to be designated by Ambipar, (ii) one individual to be designated by the Sponsor, provided that such director so designated shall also qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents.
With respect to the election of the New PubCo board of directors, under the terms of the Articles, Ambipar will have the right to nominate, appoint and remove a majority of the members of New PubCo’s board of directors, (i) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least a majority of the directors to the board of directors; provided that at least one out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the Audit Committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the Audit Committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; or (ii) so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the Board of Directors. Ambipar will own all of the outstanding New PubCo Class B Ordinary Shares. For so long as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon New PubCo; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the Audit Committee, provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the Exchange Act. For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon the New PubCo. Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the Proposed Governing Documents notwithstanding any agreement between New PubCo and such director. Directors are eligible for re-election. See the section entitled “New PubCo Management Following the Business Combination — Board of Directors” for further discussion of these considerations.
In addition, under the terms of the Business Combination Agreement, New PubCo shall adopt the New PubCo Equity Plan for its employees in connection with the consummation of the Business Combination.
This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.
Reasons for Governing Documents Proposal 3B
The purpose of this proposal is to effect the method of appointment and election of directors to the New PubCo board of directors as negotiated between the parties in connection with the Business Combination Agreement.
Vote Required for Approval
The approval of Governing Documents Proposal 3B requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued shares entitled to vote at a general meeting of HPX represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restated memorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response as attached to the accompanying proxy statement/prospectus as Annex D, in particular with respect to the method of appointment and election of directors to the board of Ambipar Emergency Response, and as described in the Governing Documents Proposal 3B be approved.”
Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3B.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Governing Documents Proposal 3B, you should keep in mind that certain of our directors and HPX’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL 3C — APPROVAL OF OTHER CHANGES IN CONNECTION WITH THE ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS
Overview
HPX’s shareholders are being asked to approve Governing Documents Proposal 3C, pursuant to which the Proposed Governing Documents of New PubCo will not include the various provisions of HPX’s Existing Governing Documents that are applicable only to blank check companies, which will no longer be applicable to us upon the consummation of the Business Combination.
The Proposed Governing Documents do not include provisions related to a blank check company (including those related to operation of the Trust Account, winding up our operations should we not complete an initial business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New PubCo will not be a blank check company. The Proposed Governing Documents do not contain the requirement to dissolve New PubCo allowing it to continue as a corporate entity with perpetual existence following the Business Combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for New PubCo following the Business Combination.
Reasons for Governing Documents Proposal 3C
Our board of directors believes that the provisions that relate to the operation of HPX as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).
Vote Required for Approval
The approval of Governing Documents Proposal 3C requires an ordinary resolution, being the affirmative vote of holders of a majority of the issued shares entitled to vote at a general meeting of HPX represented in person or by proxy and entitled to vote thereon and who vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restated memorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response as attached to the accompanying proxy statement/prospectus as Annex D and as described in the Governing Documents Proposal 3C be approved.”
Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3C.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and its shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Governing Documents Proposal 3C, you should keep in mind that certain of our directors and HPX’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL
The Adjournment Proposal allows the HPX Board to submit a proposal to approve, by ordinary resolution, the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favor of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to Closing the Business Combination would not be satisfied.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by HPX’s shareholders, the HPX Board may not be able to adjourn the extraordinary general meeting of shareholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the extraordinary general meeting of shareholders to approve the Transaction Proposals or HPX shareholders have elected to redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to closing of the Business Combination would not be satisfied.
Vote Required For Approval
The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person or represented by proxy and entitled to vote at the extraordinary general meeting, vote at the extraordinary general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the proposal.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favour of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to Closing the Business Combination would not be satisfied be authorised, approved and confirmed in all respects.”
Recommendation of the HPX Board
THE HPX BOARD UNANIMOUSLY RECOMMENDS THAT HPX SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of HPX’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of HPX and HPX shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposal. When you consider the recommendation of the HPX Board in favor of the Adjournment Proposal, you should keep in mind that certain of HPX’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Proposals to be Considered by HPX’s Shareholders —  Business Combination Proposal — Interests of HPX’s Directors and Executive Officers in the Business Combination” and “Risk Factors — Risks Relating to the Business Combination and HPX — The Sponsor, certain members of the HPX Board and its officers have interests in the Business Combination that may conflict with those of other HPX shareholders in recommending that HPX shareholders vote in favor of the approval of the Business Combination” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
The following unaudited pro forma condensed combined financial information provides additional information regarding the financial aspects of the Business Combination of Emergencia and HPX including the related transactions that fall within the scope of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The unaudited pro forma condensed combined financial information presents the pro forma effects of:
•
the Business Combination; and

•
the WOB Acquisition.

Description of the Business Combination
On July 5, 2022, Emergencia, Ambipar, New PubCo, Merger Sub and HPX entered into the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the transactions contemplated thereby.
As contemplated by the Business Combination Agreement and the Contribution Agreement, immediately prior to the First Effective Time, Ambipar shall transfer all the issued and outstanding shares of Emergencia, in the context of the Pre-Closing Exchange, to Merger Sub, in exchange for the issuance of a certain number of Merger Sub shares. As a result, Emergencia will become a wholly owned subsidiary of Merger Sub.
Following such transaction, subject to the receipt of HPX shareholder approval and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions set forth in the Business Combination Agreement, at the Closing, HPX shall be merged with and into New PubCo, with New PubCo as the surviving entity. Immediately thereafter, Merger Sub shall be merged with and into New PubCo, with New PubCo as the final surviving entity and a “foreign private issuer.”
As a result of the above transactions, Emergencia shall become a wholly owned subsidiary of New PubCo, and New PubCo shall be controlled by Ambipar.
For more information about the Business Combination, please see the section entitled “Merger Proposals.”
Description of the WOB Acquisition
On September 13, 2022, Ambipar USA, Emergencia’s wholly owned subsidiary, entered into a purchase and sale agreement with the WOB Sellers and Seacor to acquire all of the issued and outstanding membership interests in Witt O’Brien’s, LLC for cash, which closed on October 24, 2022. After the consummation of the WOB Acquisition, Witt O’Brien’s, LLC became an indirect wholly owned subsidiary of Emergencia. For further information on the WOB Acquisition and the risks related thereto, see “Risk Factors — Risks relating to the WOB Acquisition” and “Business of Emergencia — The WOB Acquisition.”
Accounting Treatment of the Business Combination
HPX does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, and therefore the Business Combination is expected to be considered as a capital reorganization and shall be accounted for as a share-based payment transaction under IFRS 2 Share-Based Payments. As a result, the difference between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired represents a stock exchange listing service of New PubCo, as further discussed in note 1 to the unaudited pro forma condensed combined financial information. The cost of this service will be recognized as an expense immediately upon the consummation of the Business Combination.

Accordingly, the combined financial statements of Emergencia will become the historical financial statements of New PubCo; the assets, liabilities, and results of operations of HPX will be consolidated with New PubCo beginning on the Closing Date. For accounting purposes, the financial statements of New PubCo will represent a continuation of the financial statements of Emergencia. The net assets of HPX will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the transaction will be presented as those of Emergencia in future reports of New PubCo.
Accounting Treatment of the WOB Acquisition
The WOB Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. Under this method, New PubCo recorded the fair value of assets acquired and liabilities assumed from Witt O’Brien’s using preliminary estimates. The WOB Acquisition has been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information.
Prior to the WOB Acquisition, Seacor applied the acquisition method of accounting and elected to pushdown purchase accounting adjustments to Witt O’Brien’s, which is allowed under U.S. GAAP. As part of Witt O’Brien’s conversion from U.S. GAAP to IFRS, these purchase accounting adjustments were reversed. See Note 5 in “— Notes to Unaudited Pro Forma Condensed Combined Financial Information” below for additional information on pro forma adjustments.
Basis of Pro Forma Presentation
The unaudited pro forma condensed combined statement of financial position as of June 30, 2022 gives pro forma effect to the Business Combination and the WOB Acquisition as if they had been consummated as of June 30, 2022. The unaudited pro forma interim condensed combined statements of income for the six months ended June 30, 2022 and unaudited pro forma condensed combined statements of income for the year ended December 31, 2021 give pro forma effect to the Business Combination and the WOB Acquisition as if they had been consummated as of January 1, 2021, the first day of New PubCo’s 2021 fiscal year. This information should be read together with the audited and unaudited historical financial statements of each of Emergencia, HPX, and Witt O’Brien’s, including the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HPX,” “Merger Proposals,” and other financial information included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effects of the Business Combination, the WOB Acquisition and the related transactions. It sets forth and is derived from the following:
•
Emergencia’s historical unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, included elsewhere in this proxy statement/prospectus;

•
Emergencia’s historical audited combined financial statements as of December 31, 2021, December 31, 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020, included elsewhere in this proxy statement/prospectus;

•
HPX’s historical unaudited interim condensed financial statements as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021, included elsewhere in this proxy statement/ prospectus;

•
HPX’s historical financial statements as of December 31, 2021 and 2020 and for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
Witt O’Brien’s historical unaudited interim condensed consolidated financial statements as of June 30, 2022 and for the six months ended June 30, 2022 and 2021, included elsewhere in this proxy statement/prospectus;

•
Witt O’Brien’s historical consolidated financial statements as of December 31, 2021 and 2020, and for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus;

•
Pro forma transaction accounting and financing adjustments to give effect to the Business Combination, the WOB Acquisition and the issuance of New PubCo’s shares contemplated at Closing on New PubCo’s combined statement of financial position as of June 30, 2022, as if the Business Combination and the WOB Acquisition had closed on June 30, 2022; and

•
Pro forma adjustments to give effect to the Business Combination, the WOB Acquisition and the issuance of shares contemplated at Closing on New PubCo’s combined statement of income for the six months ended June 30, 2022 and for the year ended December 31, 2021 as if the Business Combination and the WOB Acquisition had closed on January 1, 2021, the first day of New PubCo’s 2021 fiscal year.

Transaction costs related to the Business Combination will include all fees, costs, and expenses, paid or payable, by (a) any of the Group Companies, New PubCo or Merger Sub and (b) HPX or any of its affiliates, prior to and through the Closing Date. New PubCo will pay or cause to be paid all transaction costs that remain unpaid as of the Closing Date, up to the amount of the expenses cap of R$53.0 million (US$9.5 million) for the Group Companies, New PubCo and Merger Sub and R$47.4 million (US$8.5 million) for HPX and its affiliates. If transaction expenses paid or payable by the Group Companies, New PubCo or Merger Sub are greater than their expenses cap, then Ambipar will pay the excess to New PubCo, and if transaction expenses paid or payable by HPX or any of its affiliates are greater than their expenses cap, then the Sponsor will pay the excess to New PubCo. Transaction costs of an equity transaction will be accounted for as a deduction from equity. Further, any transaction costs that may be incurred jointly in relation to a concurrent offering of shares and a stock exchange listing will be allocated to these transactions using a rational basis of allocation, which is consistent with similar transactions. For pro forma purposes, such costs are recorded as a reduction in cash with a corresponding reduction from equity.
This unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is based on assumptions and estimates made and considered appropriate by Emergencia’s and HPX’s management; however, it is not necessarily indicative of what Emergencia’s consolidated financial condition or results of operations would have been assuming the Business Combination and the WOB Acquisition had been consummated as of the dates indicated, nor does it purport to represent the consolidated financial position or results of operations of the combined company for future periods. The audited and unaudited combined financial statements of Emergencia have been derived from Ambipar’s historical accounting records and reflect certain allocation of expenses. All the allocations and estimates in such financial statements are based on assumptions that Emergencia’s management believes are reasonable.
The unaudited pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New PubCo following the Closing. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and are subject to change. This unaudited pro forma condensed combined financial information does not contemplate any impacts of any synergies for New PubCo following the Business Combination and the closing of the WOB Acquisition. Future results may vary significantly from the results reflected due to various factors, including those discussed in the section entitled “Risk Factors,” beginning on page 105.
The historical financial statements of Emergencia have been prepared in accordance with IFRS and in its presentation currency of the Brazilian reais (R$). The historical financial statements of HPX have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar (US$). The condensed combined pro forma financial information reflects IFRS, the basis of accounting to be used by New PubCo, and no material accounting policy difference is identified in converting HPX’s historical financial statements to IFRS. The historical financial statements of Witt O’Brien’s have been prepared in accordance with U.S. GAAP and in its presentation currency of the U.S. dollar (US$). The condensed combined pro forma financial information reflects IFRS, the basis of accounting to be used by New PubCo, and accounting policy differences identified in converting Witt O’Brien’s historical financial statements to IFRS are included at note 4 to the unaudited pro forma condensed combined financial information. The adjustments presented in the pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the combined company after giving effect to the Business Combination and the WOB Acquisition. HPX, Emergencia and Witt O’Brien’s did not have any historical relationship prior to the Business Combination and the WOB Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between the entities.
The unaudited pro forma condensed combined financial information has been prepared assuming two redemption scenarios, as follows:
•
Minimum redemptions: this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that no other HPX shareholders exercise their rights to redeem any of their HPX Class A Ordinary Shares in connection with the Business Combination for a pro rata portion of the funds in the Trust Account. Thus, this scenario assumes that the approximately $21.6 million (R$112.9 million) held in the Trust Account in the Pro Forma Statement of Financial Position as of June 30, 2022, after the redemptions in connection with the Initial Extension and the Second Extension, were available for the Business Combination at Closing; and

•
Maximum redemptions considering the Non-Redemption Agreements: this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares (being our estimate of the maximum number of HPX Class A Ordinary Shares that could be redeemed considering that 600,000 HPX Class A Ordinary Shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement) are redeemed in connection with the Business Combination for their pro rata share of the funds in the Trust Account. For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$880.0 million) would be available, in satisfaction of the Minimum Available Cash Condition.

The following table summarizes the pro forma New PubCo Ordinary Shares issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above. Further, we anticipate that, upon completion of the Business Combination, the approximate ownership interests of New PubCo, exclusive of the exercise of any New PubCo Warrants that will become exercisable at Closing, will be as set forth in the table below:
	Minimum Redemptions(1)		Maximum Redemptions(2)
Equity Capitalization at Closing	Class A Ordinary Shares	%	Class A Ordinary Shares	%
	(in millions)		(in millions)
Ambipar(3)	39.59	69.8%	39.59	71.8%
HPX public shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(4)	2.20	3.9%	0.63	1.1%
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(5)(6)(7)(8)	1.94	3.4%	1.94	3.5%
PIPE Investors(9)	13.01	22.9%	13.01	23.6%
Total shares of HPX Corp common stock outstanding at closing of the Transaction	56.74	100%	55.17	100%

(1)
While 25,300,000 HPX Class A Ordinary Shares were subject to possible redemption by HPX’s public shareholders as of June 30, 2022, 19,472,483 HPX Class A Ordinary Shares were redeemed in connection with the Initial Extension, and 3,650,973 HPX Class A Ordinary Shares were redeemed in connection with the Second Extension, which resulted in 2,176,544 outstanding HPX Class A Ordinary Shares. This scenario assumes that no additional public shares are redeemed in connection with the Business Combination. This scenario also considers that the Non-Redeeming Shareholders hold 600,000 HPX Class A Ordinary Shares prior to Closing and 626,400 New PubCo Class A Ordinary Shares post-Closing as a result of the additional 26,400 New PubCo Class A Ordinary Shares to be issued to the Non-Redeeming Shareholders in consideration of their commitment not to redeem any HPX Class A Ordinary Shares in connection with the Business Combination pursuant to the Non-Redemption Agreements.

(2)
Assumes additional redemptions of 1,576,544 HPX Class A Ordinary Shares in connection with the Business Combination at approximately $10.00 (R$52.38) per share based on the Trust Account figures as of June 30, 2022 (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$880.0 million) would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(3)
Includes the New PubCo Class B Ordinary Shares issued to Ambipar at Closing pursuant to the Business Combination Agreement as well as 5,050,000 New PubCo Class B Ordinary Shares to be subscribed for and purchased by Ambipar as part of the Ambipar PIPE Financing at a purchase price of $10.00 (R$52.38) per share, pursuant to the Ambipar Subscription Agreement. Excludes the Earn-Out Shares.

(4)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of equity capitalization at Closing. For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(5)
Includes 1,860,000 New PubCo Class A Ordinary Shares to be held by the Sponsor and 20,000 New PubCo Class A Ordinary Shares to be held by each of the three Insiders, in each case immediately following the consummating of the Business Combination. Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(6)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the

New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”
(7)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemption scenario, and (ii) 3.9% of New PubCo’s share capital under the maximum redemption scenario.

(8)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(9)
Includes PIPE Investors who entered into Subscription Agreements to purchase 11,150,000 New PubCo Class A Ordinary Shares, and an additional 1,860,600 New PubCo Class A Ordinary Shares issued to PIPE Investors pursuant to the Subscription Agreements, which will occur substantially concurrently with the Closing.

The unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of New PubCo following the Business Combination and the WOB Acquisition. The unaudited pro forma adjustments represent management’s estimates based on information currently available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used, including in respect of the matters further described in Notes 1, 2, 3 and 4, to present the unaudited pro forma condensed combined financial information.
Actual amounts as of the date of the consummation of the Business Combination and the WOB Acquisition might differ from the pro forma amounts presented in the unaudited pro forma condensed statement of financial position below as of June 30, 2022, primarily as a result of the timing and amount of expenditure related to development activities and capital expenditures as discussed elsewhere in this proxy statement/prospectus. Emergencia, HPX and Witt O’Brien’s have not had any historical relationship prior to the Business Combination and the WOB Acquisition. Accordingly, no pro forma adjustments were required to eliminate activities between them.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION(1)
AS OF JUNE 30, 2022
(In thousands of Brazilian reais, except when indicated otherwise)
	Emergencia Historical (IFRS)		HPX Historical (IFRS, See Note 2 for U.S. GAAP to IFRS Conversion)		Witt O’Brien’s Historical (IFRS, See Note 4 for U.S. GAAP to IFRS Conversion)		Transaction Accounting Adjustments (Assuming Minimum Redemptions)			Financing Adjustments(2)			Witt O’Brien’s Transaction Accounting Adjustments (See Note 5)			Witt O’Brien’s Financing Adjustments			Pro Forma Combined (Assuming Minimum Redemptions)		Incremental Transaction Accounting Adjustments (Assuming Maximum Redemptions)			Proforma Combined (Assuming Maximum Redemptions)		Proforma Combined (Assuming Minimum Redemptions) In US$ Thousands(3)	Proforma Combined (Assuming Maximum Redemptions) In US$ Thousands(3)
ASSETS
Current:
Cash and cash equivalents	R$	157,230	R$	4,078	R$	9,046	R$	15,973	a, b, c (i), c (ii), d	R$	848,556	n	R$	(877,831)	A	R$	471,420	o	R$	628,472	R$	(82,496)	p	R$	545,976	$119,983	$104,234
Trade and other receivables		326,072		—		604,900		—			—			(273,199)	D		—			657,774		—			657,774	125,577	125,577
Advances to suppliers		26,561		—		—		—			—			—			—			26,561		—			26,561	5,071	5,071
Prepaid expenses		18,086		302		5,458		—			—			—			—			23,846		—			23,846	4,552	4,552
Inventories		13,408		—		—		—			—			—			—			13,408		—			13,408	2,560	2,560
Other accounts equivalents		25,539		—		1,031		—			—			—			—			26,570		—			26,570	5,073	5,073
Other tax assets		11,685		—		—		—			—			—			—			11,685		—			11,685	2,231	2,231
Current tax assets		6,747		—		—		—			—			—			—			6,747		—			6,747	1,288	1,288
Total current assets		585,328		4,380		620,436		15,973			848,556			(1,151,030)			471,420			1,395,063		(82,496)			1,312,567	266,335	250,586
Noncurrent:
Marketable securities held in Trust Account		—		1,327,212		—		(1,327,212)	a		—			—			—			—		—			—	—	—
Related party loans		41,041		—		—		—			—			—			—			41,041		—			41,041	7,835	7,835
Deferred taxes		6,308		—		8,826		—			—			—			—			15,134		—			15,134	2,889	2,889
Judicial deposits		116		—		—		—			—			—			—			116		—			116	22	22
Other accounts receivable		21,521		—		—		—			—			—			—			21,521		—			21,521	4,109	4,109
Other long term assets		—		—		10,282		—			—			—			—			10,282		—			10,282	1,963	1,963
Property, plant and equipment		421,510		—		19,637		—			—			—			—			441,147		—			441,147	84,221	84,221
Goodwill		720,300		—		149,314		—			—			240,917	C		—			1,110,531		—			1,110,531	212,014	212,014
Intangible assets		9,945		—		30,338		—			—			332,132	C		—			372,415		—			372,415	71,099	71,099
Total noncurrent assets		1,220,741		1,327,212		218,397		(1,327,212)			—			573,049			—			2,012,187		—			2,012,187	384,152	384,152
Total assets	R$	1,806,069	R$	1,331,592	R$	838,833	R$	(1,311,239)		R$	848,556		R$	(577,981)		R$	471,420		R$	3,407,250	R$	(82,496)		R$	3,324,754	$650,487	$634,738
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Loans and financing	R$	38,475	R$	—	R$	—	R$	—		R$	—		R$	—		R$	—		R$	38,475	R$	—		R$	38,475	$7,345	$7,345
Debentures		13,409		—		—		—			—			—			—			13,409		—			13,409	2,560	2,560
Promissory note – related party		—		3,667		—		(3,667)	b		—			—			—			—		—			—	—	—
Accounts payable and accrued expenses		51,701		3,576		120,532		—			—			—			—			175,809		—			175,809	33,564	33,564
Accrued offering costs		—		837		—		(837)	c (i)		—			—			—			—		—			—	—	—
Labor obligations		32,198		—		23,309		—			—			—			—			55,507		—			55,507	10,597	10,597
Dividends payable		31,469		—		—		—			—			—			—			31,469		—			31,469	6,008	6,008
Current income tax and social contribution payable		7,369		—		4,054		—			—			—			—			11,423		—			11,423	2,181	2,181
See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION(1) (continued)
AS OF JUNE 30, 2022
(In thousands of Brazilian reais, except when indicated otherwise)
	Emergencia Historical (IFRS)		HPX Historical (IFRS, See Note 2 for U.S. GAAP to IFRS Conversion)		Witt O’Brien’s Historical (IFRS, See Note 4 for U.S. GAAP to IFRS Conversion)		Transaction Accounting Adjustments (Assuming Minimum Redemptions)			Financing Adjustments(2)			Witt O’Brien’s Transaction Accounting Adjustments (See Note 5)			Witt O’Brien’s Financing Adjustments			Pro Forma Combined (Assuming Minimum Redemptions)		Incremental Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Proforma Combined (Assuming Maximum Redemptions)		Proforma Combined (Assuming Minimum Redemptions) In US$ Thousands(3)	Proforma Combined (Assuming Maximum Redemptions) In US$ Thousands(3)
Other tax payable		22,273		—		—		—			—			—			—			22,273		—		22,273	4,252	4,252
Obligations from acquisition of investment		129,481		—		—		—			—			—			—			129,481		—		129,481	24,720	24,720
Other bills to pay		35,765		—		32,062		—			—			—			—			67,827		—		67,827	12,949	12,949
Lease liabilities		11,244		—		2,598		—			—			—			—			13,842		—		13,842	2,643	2,643
Total current liabilities		373,384		8,080		182,555		(4,504)			—			—			—			559,515		—		559,515	106,819	106,819
Noncurrent Liabilities:
Warrant liability		—		8,249		—		—			—			—			—			8,249		—		8,249	1,575	1,575
Deferred underwriting fee payable		—		46,382		—		(46,382)	e		—			—			—			—		—		—	—	—
Loans and financing		130,997		1,327,212		70,990		(1,327,212)	d, f		—			—			471,420	o		673,407		—		673,407	128,562	128,562
Debentures		330,201		—		—		—			—			—			—			330,201		—		330,201	63,040	63,040
Deferred legal fees		—		16,198		—		—			—			—			—			16,198		—		16,198	3,092	3,092
Other tax expenses		7,626		—		—		—			—			—			—			7,626		—		7,626	1,456	1,456
Related party loans		365,111		—		—		—			—			—			—			365,111		—		365,111	69,704	69,704
Deferred income tax and social contribution		35,832		—		—		—			—			—			—			35,832		—		35,832	6,841	6,841
Obligations from acquisition of investment		134,482		—		—		—			—			—			—			134,482		—		134,482	25,674	25,674
Provisions for contingencies		129		—		—		44,654	g, h		—			—			—			44,783		—		44,783	8,550	8,550
Other bills to pay		19,157		—		8,533		—			—			—			—			27,690		—		27,690	5,286	5,286
Lease liabilities		22,100		—		11,869		—			—			—			—			33,969		—		33,969	6,485	6,485
Total noncurrent liabilities		1,045,635		1,398,041		91,392		(1,328,940)			—			—			471,420			1,677,548		—		1,677,548	320,265	320,265
Total liabilities	R$	1,419,019	R$	1,406,121	R$	273,947	R$	(1,333,444)		R$	—		R$	—		R$	471,420		R$	2,237,063	R$	—	R$	2,237,063	$427,084	$427,084
Shareholders’ Deficit
Share Capital (historical)		261,920		—		5		(261,920)	i		—			(5)	B		—			—		—		—	—	—
Preference shares, $0.0001 par value (converted equivalent par value being R$0.0005); 5,000,000 shares authorized; none issued and outstanding		—		—		—		—			—			—			—			—		—		—	—	—
Class A ordinary shares, $0.0001 par value (converted equivalent par value being R$0.0005); 500,000,000 shares authorized; none issued and outstanding (excluding 25,300,000 shares subject to possible redemption) as of June 30, 2022(4)		—		—		—		61	f, j, k		306	n		—			—			367		—		367	70	70
See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION(1) (continued)
AS OF JUNE 30, 2022
(In thousands of Brazilian reais, except when indicated otherwise)
	Emergencia Historical (IFRS)		HPX Historical (IFRS, See Note 2 for U.S. GAAP to IFRS Conversion)		Witt O’Brien’s Historical (IFRS, See Note 4 for U.S. GAAP to IFRS Conversion)		Transaction Accounting Adjustments (Assuming Minimum Redemptions)			Financing Adjustments(2)			Witt O’Brien’s Transaction Accounting Adjustments (See Note 5)			Witt O’Brien’s Financing Adjustments		Pro Forma Combined (Assuming Minimum Redemptions)		Incremental Transaction Accounting Adjustments (Assuming Maximum Redemptions)			Proforma Combined (Assuming Maximum Redemptions)		Proforma Combined (Assuming Minimum Redemptions) In US$ Thousands(3)	Proforma Combined (Assuming Maximum Redemptions) In US$ Thousands(3)
Class B ordinary shares, $0.0001 par value (converted equivalent par value being R$0.0005); 50,000,000 shares authorized; 6,305,000 shares issued and outstanding as of June 30, 2022		—		3		—		261,920	i, j		139	n		—			—		262,062		—			262,062	50,031	50,031
Additional paid-in capital		—		—		256,416		174,823	c (i), c(ii), e, f, g, k, l, m		848,111	n		(269,511)	B		—		1,009,839		(82,496)	p		927,343	192,791	177,042
Advance for future capital increase		—		—		—		—			—			—			—		—		—			—	—	—
Profit reserves		179,679		—		—		—			—			—			—		179,679		—			179,679	34,303	34,303
Capital transactions		(101,997)		—		—		—			—			—			—		(101,997)		—			(101,997)	(19,473)	(19,473)
Equity valuation adjustment		984		—		—		—			—			—			—		984		—			984	188	188
Accumulated translation adjustment		(71,994)		—		(3,222)		—			—			3,222	B		—		(71,994)		—			(71,994)	(13,745)	(13,745)
Retained earnings (losses)		78,285		(74,532)		311,687		(152,679)	k, l, m		—			(311,687)			—		(148,926)		—			(148,926)	(28,432)	(28,432)
Non-controlling interest		40,173		—		—		—			—			—	B		—		40,173		—			40,173	7,670	7,670
Total Shareholder’s Deficit		387,050		(74,529)		564,886		22,205			848,556			(577,981)			—		1,170,187		(82,496)			1,087,691	223,403	207,654
Total liabilities, Redeemable Common Stock and Shareholder’s Deficit	R$	1,806,069	R$	1,331,592	R$	838,833	R$	(1,311,239)		R$	848,556		R$	(577,981)		R$	471,420	R$	3,407,250	R$	(82,496)		R$	3,324,754	$650,487	$634,738

(1)
For every 100,000 shares redeemed, pro forma cash of the combined entity would be reduced by approximately R$5.2 million with a negligible impact on basic and diluted loss per share.

(2)
This column represents additional transaction accounting adjustments related to financing adjustments.

(3)
Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/ prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of June 30, 2022, for reais into U.S. dollars of R$5.238 per US$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

(4)
See Capitalization Table for share information subsequent to the Initial Extension and Second Extension.

See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2022(1)
(In thousands of Brazilian reais, except when indicated otherwise, and except share and per share amounts)
	Emergencia Historical (IFRS)		HPX Historical (IFRS, See Note 2 for U.S. GAAP to IFRS Conversion)		Witt O’Brien’s Historical (IFRS, See Note 4 for U.S. GAAP to IFRS Conversion)		Transaction Accounting Adjustments			Financing Adjustments(2)		Witt O’Brien’s Transaction Accounting Adjustments (See Note 5)			Witt O’Brien’s Financing Adjustments			Pro Forma Combined (Assuming Minimum Redemptions)		Incremental Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Proforma Combined (Assuming Maximum Redemptions)		Proforma Combined (Assuming Minimum Redemptions) In US$ Thousands(3)		Proforma Combined (Assuming Maximum Redemptions) In US$ Thousands(3)
Revenue	R$	654,526	R$	—	R$	455,646	R$	—		R$	—	R$	—		R$	—		R$	1,110,172	R$	—	R$	1,110,172		$218,613		$218,613
Cost of services rendered		(520,041)		—		(305,512)		—			—		—			—			(825,553)		—		(825,553)		162,567		162,567
Gross profit		134,485		—		150,134		—			—		—			—			284,619		—		284,619		56,046		56,046
Operating expenses
Selling, general and administrative expenses		(14,043)		(18,952)		(68,059)		—	aa		—		(7,059)	C		—			(108,113)		—		(108,113)		(21,289)		(21,289)
Other income, net of expenses		5,163		—		(4,982)		(226,195)	bb		—		—			—			(226,014)		—		(226,014)		(44,506)		(44,506)
Operating profit		125,605		(18,952)		77,093		(226,195)			—		(7,059)			—			(49,508)		—		(49,508)		(9,750)		(9,750)
Finance costs		(28,847)		47,359		(3,880)		(1,747)	cc		—		—			(14,534)	ee		(1,649)		—		(1,649)		(325)		(325)
Interest income from operating bank account		5,535		—		—		—			—		—			—			5,535		—		5,535		1,090		1,090
Profit (loss) before tax		102,293		28,407		73,213		(227,942)			—		(7,059)			(14,534)			(45,622)		—		(45,622)		(8,985)		(8,985)
Current income tax and social contribution		(14,685)		—		(6,333)		—			—		1,482	C		4,942	ee		(14,594)		—		(14,594)		(2,874)		(2,874)
Deferred income tax and social contribution		(5,227)		—		1,183		—			—		—			—			(4,044)		—		(4,044)		(796)		(796)
Profit (loss) for the period	R$	82,381	R$	28,407	R$	68,063	R$	(227,942)		R$	—	R$	(5,577)		R$	(9,592)		R$	(64,260)	R$	—	R$	(64,260)		$(12,655)		$(12,655)
Profit (loss) attributable to:
Owners of the group	R$	78,285	R$	28,407	R$	68,063	R$	(227,942)	dd	R$	—	R$	(5,577)		R$	(9,592)		R$	(68,356)	R$	—	R$	(68,356)	R$	(13,461)	R$	(13,461)
Non-controlling interests	R$	4,096	R$	—	R$	—	R$	—	dd	R$	—	R$	—		R$	—		R$	4,096	R$	—	R$	4,096	R$	806	R$	806
Basic and diluted weighted average shares outstanding, Class A ordinary shares		261,920,439		25,300,000		—		18,434,934			13,010,600		—			—			56,745,534		(1,576,544)		55,168,990		56,745,534		55,168,990
Basic and diluted profit (loss) per ordinary share, Class A ordinary shares	R$	0.31	R$	0.91	R$	—	R$	—		R$	—	R$	—		R$	—		R$	(1.13)		—	R$	(1.16)		$(0.22)		$(0.23)
Basic and diluted weighted average shares outstanding, Class B ordinary shares				6,305,000		—		6,305,000																	—		—
Basic and diluted profit (loss) per ordinary share, Class B ordinary shares			R$	0.91	R$	—	R$	—				R$	—		R$	—		R$	0.00			R$	0.00		$0.00		$0.00
See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

(1)
For every 100,000 shares redeemed, pro forma cash of the combined entity would be reduced by approximately R$5.2 million with a negligible impact on basic and diluted loss per share.

(2)
This column represents additional transaction accounting adjustments related to financing adjustments.

(3)
Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank using the average exchange rate for the six months ended June 30, 2022, for reais into U.S. dollars of R$5.0782 per US$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021(1)
(In thousands of Brazilian reais, except when indicated otherwise, and except share and per share amounts)
	Emergencia Historical (IFRS)		HPX Historical (IFRS, See Note 2 for U.S. GAAP to IFRS Conversion)		Witt O’Brien’s Historical (IFRS, See Note 4 for U.S. GAAP to IFRS Conversion)		Transaction Accounting Adjustments			Financing Adjustments(2)		Witt O’Brien’s Transaction Accounting Adjustments (See Note 5)			Witt O’Brien’s Financing Adjustments			Pro Forma Combined (Assuming Minimum Redemptions)		Incremental Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Proforma Combined (Assuming Maximum Redemptions)		Proforma Combined (Assuming Minimum Redemptions) In US$ Thousands(3)	Proforma Combined (Assuming Maximum Redemptions) In US$ Thousands(3)
Revenue	R$	822,203	R$	—	R$	1,046,658	R$	—		R$	—	R$	—		R$	—		R$	1,868,861	R$	—	R$	1,868,861	$346,370	$346,370
Cost of services rendered		(618,691)		—		(632,295)		—			—		—			—			(1,250,986)		—		(1,250,986)	(231,855)	(231,855)
Gross profit		203,512		—		414,363		—			—		—			—			617,875		—		617,875	114,515	114,515
Operating expenses
Selling, general and administrative expenses		(26,837)		(6,279)		(154,081)		(1,079)	aa		—		(14,929)	C		—			(203,205)		—		(203,205)	(37,662)	(37,662)
Other income, net of expenses		1,355		—		(55,364)		(270,048)	bb		—		—			—			(324,057)		—		(324,057)	(60,060)	(60,060)
Operating profit		178,030		(6,279)		204,918		(271,127)			—		(14,929)			—			90,613		—		90,613	16,793	16,793
Finance costs		(12,804)		56,969		(19,581)		(137)	cc		—		—			(30,884)	ee		(6,437)		—		(6,437)	(1,193)	(1,193)
Interest income from operating bank account		10,776		—		—		—			—		—			—			10,776		—		10,776	1,997	1,997
Profit before tax		176,002		50,690		185,337		(271,264)			—		(14,929)			(30,884)			94,952		—		94,952	17,597	17,597
Income tax and social contribution		(37,860)		—		(11,843)		—			—		3,135	C		10,501	ee		(36,067)		—		(36,067)	(6,685)	(6,685)
Deferred income tax and social contribution		—		—		1,937		—			—		—			—			1,937		—		1,937	359	359
Profit for the year	R$	138,142	R$	50,690	R$	173,494	R$	(271,264)		R$	—	R$	(11,794)		R$	(20,383)		R$	58,885	R$	—	R$	58,885	$10,912	$10,912
Profit Attributable to:
Owners of the group	R$	131,117	R$	50,690	R$	173,494	R$	(267,626)	dd		$—	R$	(11,794)		R$	(20,383)			$55,498		$—		$54,498	$10,286	$10,286
Non-controlling interests	R$	7,025	R$	—	R$	—	R$	(3,638)	dd		$—	R$	—		R$	—			$3,387		$—		$3,387	$626	$626
Basic and diluted weighted average shares outstanding, Class A ordinary shares		48,615,599		25,300,000		—		18,434,934			13,010,600		—			—			56,745,534		(1,576,544)		55,168,990	56,745,534	55,168,990
Basic and diluted profit (loss) per ordinary share, Class A ordinary shares	R$	2.84	R$	1.62	R$	—	R$	—		R$	—	R$	—		R$	—		R$	1.04		—	R$	1.07	$0.19	$0.20
Basic and diluted weighted average shares outstanding, Class B ordinary shares				6,305,055		—		6,305,055			—		—			—			—		—		—	—	—
Basic and diluted profit (loss) per ordinary share, Class B ordinary shares			R$	1.62	R$	—	R$	—				R$	—		R$	—		R$	0.00			R$	0.00	$0.00	$0.00
See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

(1)
For every 100,000 shares redeemed, pro forma cash of the combined entity would be reduced by approximately R$5.2 million with a negligible impact on basic and diluted loss per share.

(2)
This column represents additional transaction accounting adjustments related to financing adjustments.

(3)
Solely for the convenience of the reader, we have translated certain amounts included in this proxy statement/ prospectus from reais into U.S. dollars using the exchange rate as reported by the Central Bank using the average exchange rate for the year ended December 31, 2021, for reais into U.S. dollars of R$5.396 per US$1.00. The U.S. dollar equivalent information presented in this proxy statement/prospectus is provided solely for the convenience of investors and should not be construed as implying that the amounts in reais represent, or could have been or could be converted into, U.S. dollars at such rates or any other rate.

See Accompanying NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.
Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination and the WOB Acquisition occurred on the dates indicated.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Emergencia has elected not to present autonomous entity adjustments and will only be presenting transaction accounting adjustments and financing adjustments in the unaudited pro forma condensed combined financial information.
Management has concluded that no autonomous entity adjustments are required in accordance with Regulation S-X, as the historical financial statements of Emergencia, HPX and Witt O’Brien’s include all activity for the New PubCo to operate an autonomous, or standalone entity, and hence, no such adjustments have been made in the pro forma financials. This includes all Emergencia attributable shared service costs from Ambipar recorded in Emergencia’s historical financial statements that reflect an arm’s length transaction for an autonomous, or standalone entity.
The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New PubCo filed consolidated income tax returns during the periods presented. The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of income are based upon the weighted average number of Emergencia’s shares outstanding for the six months ended June 30, 2022 and the year ended December 31, 2021, assuming the Business Combination and the WOB Acquisition occurred on January 1, 2021.
Assuming that the Business Combination is executed in accordance with the Business Combination Agreement, the New PubCo Warrants will remain classified as a liability, and will continue to be recognized at fair value, with subsequent changes in fair value recognized in the statement of income. As such, no pro forma adjustment will be needed.
In connection with the Business Combination, New PubCo will implement the New PubCo Equity Plan which will be effective as of (and contingent on) Closing. The financial statement impact of the New PubCo Equity Plan is not yet known and cannot be readily estimated at this stage, therefore its impact has not been included in the unaudited pro forma condensed combined financial statements.
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position
The adjustments included in the unaudited pro forma condensed combined statement of financial position as of June 30, 2022 are as follows (using the June 30, 2022 translation rate of R$5.238 into US$1.00):
Transaction Accounting Adjustments:
(a)
Reflects the reclassification of R$1,327.2 million of cash and cash equivalents held in the Trust Account that becomes available following the Business Combination, assuming no redemptions.

(b)
Reflects the repayment of the working capital loan taken out by HPX of R$3.7 million that is payable upon a business combination. Subsequent to June 30, 2022, HPX took an additional working capital draw of R$1.0 million ($205,000) under the promissory note dated June 24, 2022, and the aggregate amount outstanding under such promissory note will be repaid upon the consummation of a business combination. Such borrowing and repayment, net will have an immaterial effect on the pro forma statement of financial position. For more information, see “Summary of the Proxy Statement/Prospectus — Recent Developments — Additional Loan Under the Unsecured Promissory Note.”

(c)
Transaction costs:

(i)
Reflects the additional HPX non-recurring transaction costs in the amount of R$44.5 million including the payment of accrued transaction costs in the amount of R$0.8 million (R$43.7 million, net), that are all paid upon Closing.
(ii)
Reflects the additional Ambipar and New PubCo non-recurring transaction costs in the amount of R$49.8 million, that are all paid upon Closing.

(d)
Reflects the payment in cash of R$1,021.7 million due to the redemption of 19,472,483 HPX Shares in connection with the Initial Extension and R$191.6 million due to the redemption of 3,650,973 HPX Shares in connection with the Second Extension, pursuant to the respective Extension Amendments after the announcement of the Business Combination.

(e)
Reflects the termination of the agreement with Credit Suisse to pay R$46.4 million of deferred underwriters’ fees incurred in connection with HPX’s IPO that were due upon completion of the Business Combination.

(f)
Reflects the reclassification of non-redeemed shares from liability to permanent equity of R$113.9 million upon the Closing of the Business Combination. The reclassification of non-redeemed shares from liability to permanent equity is calculated as R$1,327.2 million of HPX loans and financing (before extension votes) less R$1,021.7 million of shares redeemed in connection with the Initial Extension at a redemption price of approximately $10.018 per share and R$191.6 million of shares redeemed in connection with the Second Extension at a redemption price of approximately $10.064 per share as of June 30, 2022 and foreign exchange rate of $1.00 to R$5.238 as of June 30, 2022.

(g)
Reflects the issuance of 11,000,000 Earn-Out Shares in accordance with the Business Combination Agreement in the amount of R$44.7 million. The Earn-Out Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the unaudited pro forma condensed combined statement of financial position. The fair value of the Earn-Out Shares is measured using a Monte Carlo simulation model at each measurement date. The key assumptions used were initial stock price of $10.00/share and a volatility rate of 21.29%.

(h)
Subsequent to June 30, 2022, the Sponsor entered into the Downside Protection Agreements with the PIPE Investors, the Non-Redeeming Shareholders and the XP Non-Redeeming Shareholder, pursuant to which such DPA Beneficiaries are provided with certain downside protection rights subsequent to the Closing Date. Subject to the terms and conditions of the Downside Protection Agreements, the DPA Beneficiaries may receive, on a pro-rata basis, an aggregate of up to 1,050,000 New PubCo Class A Ordinary Shares directly from the Sponsor. While such liability to transfer the DPA Pro Rata Downside Protection Shares is the Sponsor’s responsibility, HPX, as an entity being controlled by the Sponsor, recognized a liability of $3.1 million (R$16.2 million) in its unaudited condensed financial statements as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021. Upon completion of the Business Combination, HPX will cease to be controlled by the Sponsor, as the Sponsor will be a minority shareholder in New PubCo, and HPX will merge with and into New PubCo. The net effect of recording and reversing the liability will have an immaterial effect on the pro forma statement of financial position. For more information, see “Certain Agreements Related to the Business Combination — Downside Protection Agreements.”

(i)
Reflects the issuance of New PubCo Class B Ordinary Shares in the amount of R$261.9 million to Ambipar.

(j)
Reflects the recapitalization of HPX under the Sponsor Recapitalization, whereby HPX Class B Ordinary Shares were exchanged for and converted into HPX Class A Ordinary Shares. The effect of this reclassification is an immaterial adjustment on the pro forma statement of financial position.

(k)
Reflects the compensation expense of R$1.0 million for HPX restricted stock units (the “RSUs”) converted to New PubCo Class A Ordinary Shares upon vesting using par value R$0.0005 per share at a redemption price of R$52.38 per share as of June 30, 2022.

(l)
Reflects the reclassification of R$74.5 million of HPX’s historical accumulated deficit to additional paid-in capital upon consummation of the Business Combination.

(m)
Reflects the difference in the amount of R$226.2 million between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired. This represents a stock exchange listing service of New PubCo under IFRS 2 Share-Based Payments. The listing expense is calculated as follows, in thousands of reais:

	Scenario 1: Assuming Minimum redemptions		Scenario 2: Assuming Maximum redemptions
Fair value of public and sponsor equity instruments to acquire HPX(1)	R$	215,960	R$	133,381
Less: Fair value of Earn-Out Shares		44,654		44,654
Fair value of equity instruments issued to acquire HPX(2)		171,306		88,727
Net Assets of HPX as of June 30, 2022(3)(4)(5)		39,395		39,395
Effect of redemption of HPX ordinary shares		—		(82,579)
Less: HPX’s transaction costs		94,284		94,284
Adjusted net assets/(liabilities) of HPX as of June 30, 2022		(54,889)		(137,468)
IFRS 2 charge for listing services	R$	226,195	R$	226,195

(1)
Estimated fair value determined based on reference price denoted in the Business Combination Agreement of $10.00/share as of June 30, 2022 and foreign exchange rate of $1.00 to R$5.238.

(2)
The deemed fair value of equity instruments issued to acquire HPX was estimated based on the fair value of public and sponsor shares to acquire HPX, less the adjustment in respect of Earn-Out Shares (see note (f) above).

(3)
Calculated based on exchange rate as of June 30, 2022 of $1.00 to R$5.238. Based on this exchange rate, the net assets of HPX as of June 30, 2022 were approximately R$39.4 million under the minimum redemption and the maximum redemption scenarios.

(4)
Net assets of HPX have been adjusted to reflect the redemption of 19,472,483 shares for R$1,021.7 million, in connection with the Initial Extension and 3,650,973 shares for R$191.6 million in connection with the Second Extension.

(5)
Adjusted net assets (liabilities) of HPX as of June 30, 2022 is calculated as follows:

Total Assets of HPX	R$	1,331,592
Less: Redeemed Shares		1,213,288
Adjusted Total Assets		118,304
Total Liabilities of HPX		78,909
Net assets of HPX	R$	39,395

Summary of Transacting Accounting Adjustments impacting Additional paid in capital:
Description	Reference	Amount (in thousands of reais)
Non-recurring transaction costs	(c)(i)	R$	(43,686)
Non-recurring transaction costs	(c)(ii)		(49,761)
Settlement of deferred underwriting fee	(e)		46,382
Liability to permanent equity	(f)		113,864
Earnout Shares	(g)		(44,654)
RSU compensation	(k)		1,015
Removal of historical accumulated deficit	(l)		(74,532)
IFRS 2 listing expense	(m)		226,195
Additional paid-in capital adjustments		R$	174,823
Financing Adjustments:
(n)
Reflects gross proceeds of R$848.6 million from the issuance and sale of 16,200,000 New PubCo Ordinary Shares and additional paid-in capital using par value of R$0.0005 per share at a redemption price of R$52.38 per share, including 11,150,000 New PubCo Class A Ordinary Shares issued to PIPE Investors and 5,050,000 New PubCo Class B Ordinary Shares issued in connection with the Ambipar PIPE Financing.

Witt O’Brien’s Financing Adjustments:
(o)
Represents cash proceeds of R$471.4 million borrowed by Emergencia pursuant to the WOB Acquisition. There were minimal direct issuance costs incurred to execute the loan agreement. Interest on the credit facility accrues at 6.36% per annum for purposes of this pro forma financial information.

Redemption Adjustments:
(p)
Reflects the redemption of the maximum number of 1,576,544 HPX Class A Ordinary Shares for R$82.6 million allocated to HPX Class A Ordinary Shares and additional paid-in capital using par value of R$0.0005 per share at a redemption price of R$52.38 per share. This redemption excludes the 600,000 HPX Class A Ordinary Shares subject to Non-Redemption Agreements for R$31.4 million.

Reconciliation of Class A and Class B pro forma shares:
Minimum Redemption	Reference	Shares	Class A Par Value	Class B Par Value
Historical Balance		—	—	3
Liability to permanent equity	(f)	2,176,544	60	—
Issuance of New PubCo Class B Ordinary Shares	(i)	34,541,990	—	261,920
Conversion of Class B shares to Class A Shares	(j)	—	—	—
RSU compensation	(k)	20,000	1	—
Financing adjustments	(n)	16,200,000	306	139
Non-redeeming shares		3,807,000	—	—
Totals		56,745,534	367	262,062

Maximum Redemption	Reference	Shares	Class A Par Value	Class B Par Value
Historical Balance		—	—	3
Liability to permanent equity	(f)	2,176,544	60	—
Issuance of New PubCo Class B Ordinary Shares	(i)	34,541,990	—	261,920
Conversion of Class B shares to Class A Shares	(j)	—	—	—
RSU compensation	(k)	20,000	1	—
Financing adjustments	(n)	16,200,000	306	139
Redemption adjustments	(p)	(1,576,544)	—	—
Non-redeeming shares		3,807,000	—	—
Totals		55,168,990	367	262,062
Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income for the Six Months Ended June 30, 2022 and Unaudited Pro Forma Condensed Combined Statement of Income for the Year Ended December 31, 2021
The adjustments included in the unaudited pro forma condensed combined statements of income for the six-month period ended June 30, 2022 and the year ended December 31, 2021 are as follows (using the average annual translation rate of R$5.0782 into US$1.00 for the six-month period ended June 30, 2022, and of R$5.396 into US$1.00 for the year ended December 31, 2021):
Transaction Accounting Adjustments:
(aa)
Reflects the compensation expense for HPX Restricted Stock Units converted to New PubCo Class A Ordinary Shares upon vesting for the period ended.

RSUs		20,000
Reference Price		$10.00
2021 Average Spot Rate		5.3956
RSU Compensation Expense	R$	1,079,112

(bb)
Reflects the IFRS 2 stock-based compensation expenses for the deemed stock exchange listing of New PubCo, which is the difference between the fair value of the equity instruments issued to acquire HPX and the fair value of the identifiable net assets acquired.

	For six months ended June 30, 2022				For year ended December 31, 2021
	Scenario 1: Assuming Minimum redemptions		Scenario 2: Assuming Maximum redemptions		Scenario 1: Assuming Minimum redemptions		Scenario 2: Assuming Maximum redemptions
Net Assets of HPX	R$	39,395	R$	39,395	R$	10,546	R$	10,546
Effect of redemption of HPX ordinary shares		—		(82,579)		—		(87,979)
Less: HPX’s transaction costs		94,284		94,284		100,449		100,449
Adjusted net assets of HPX		(54,889)		(137,468)		(89,903)		(177,882)
IFRS 2 charge for listing services	R$	226,195	R$	226,195	R$	270,048	R$	270,048

(cc)
Reflects the elimination of the interest earned on investments held in the Trust Account. Please note that in order to align with the historical Emergencia statement of income, the HPX interest earned on marketable securities held in the Trust Account was moved to the finance costs caption of the pro forma statement of income. This amount represents Interest income of R$1.7 million for the six months ended June 30, 2022 and R$0.1 million for the year ended December 31, 2021.

(dd)
Reflects the adjustment of income attributable to non-controlling interest in Inversiones Disal

Emergencia S.A. to income attributable to controlling interest for the year ended December 31, 2021 as if the acquisition had occurred as of January 1, 2021. Refer to pages F-102 and F-103 for the calculation of the Income attributable to non-controlling interests.
(ee)
Represents the recognition of interest expense on the anticipated loan agreement to fund the WOB Acquisition (refer to adjustment (o) above), as if the draw was executed on January 1, 2021, consisting of R$14.5 million of interest expense for the six months ended June 30, 2022 and R$30.9 million for the year ended December 31, 2021, calculated using the anticipated 6.36% rate of interest and the associated recognition of a tax benefit of R$4.9 million for the six months ended June 30, 2022 and R$10.5 million for the year ended December 31, 2021.

Earnings (loss) per share
Net earnings (loss) per share is calculated using the weighted average shares outstanding and the issuance of additional shares of New PubCo in connection with the Business Combination and other related events, assuming the shares were outstanding since January 1, 2021. As the Business Combination is being reflected as if it had occurred as of January 1, 2021, the calculation of weighted average shares outstanding for basic and diluted net earnings (loss) per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire period presented. Under the maximum redemption scenario, 1,576,544 HPX Class A Ordinary Shares assumed to be redeemed by HPX public shareholders are eliminated as of January 1, 2021. This also reflects the redemption of 19,472,483 shares in connection with the Initial Extension and 3,650,973 shares in connection with the Second Extension. Management notes that the below pro forma earnings (loss) per share calculation excludes earn-out shares as they are not considered to be outstanding as of the Business Combination date.
The unaudited pro forma condensed combined financial information has been prepared assuming the minimum redemptions and maximum redemptions scenarios:
	Six Months ended June 30, 2022
(in thousands of reais, except share data)	Minimum Redemptions(1)		Maximum Redemptions(2)
Pro forma net loss	R$	(64,260)	R$	(64,260)
Basic and diluted weighted average shares outstanding		56,745,534		55,168,990
Pro forma net loss per share – basic and diluted	R$	(1.13)	R$	(1.16)
Weighted average shares outstanding – basic and diluted(3)
Ambipar(4)		39,591,990		39,591,990
HPX public shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(5)		2,202,944		626,400
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(6)(7)(8)(9)		1,940,000		1,940,000
PIPE Investors(5)(10)		13,010,600		13,010,600
Total		56,745,534		55,168,990

(1)
While 25,300,000 HPX Class A Ordinary Shares were subject to possible redemption by HPX’s public shareholders, 19,472,483 HPX Class A Ordinary Shares were redeemed in connection with the Initial Extension and 3,650,973 HPX Class A Ordinary Shares were redeemed in connection with the Second Extension, which resulted in 2,176,544 outstanding HPX Class A Ordinary Shares. This scenario assumes that no additional public shares are redeemed in connection with the Business Combination. This scenario also considers that the Non-Redeeming Shareholders hold 600,000 HPX Class A Ordinary Shares prior to Closing and 626,400 New PubCo Class A Ordinary Shares post-Closing as a result of the additional 26,400 New PubCo Class A Ordinary Shares to be issued to the Non-Redeeming Shareholders in consideration of their commitment not to redeem any HPX Class A Ordinary Shares in connection with the Business Combination pursuant to the Non-Redemption Agreements.

(2)
Assumes additional redemptions of 1,576,544 HPX Class A Ordinary Shares in connection with the Business Combination at approximately $10.00 (R$52.38) per share based on the Trust Account figures as of June 30, 2022 (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$880.0 million) would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(3)
Outstanding public warrants and private placement warrants are anti-dilutive and are not included in the calculation of diluted net loss per share. HPX currently has 12,650,000 public warrants. Factoring in the Sponsor Recapitalization, there are currently 3,530,000 private placement warrants outstanding. Each New PubCo Warrant entitles the holder to purchase New PubCo Class A Ordinary Share at R$64.18 per share. Subject to the terms of the warrant agreement, these warrants are not exercisable until 30 days after the consummation of a business combination.

(4)
Includes the New PubCo Class B Ordinary Shares issued to Ambipar at Closing pursuant to the Business Combination Agreement as well as 5,050,000 New PubCo Class B Ordinary Shares to be subscribed for and purchased by Ambipar as part of the Ambipar PIPE Financing at a purchase price of $10.00 (R$52.38) per share, pursuant to the Ambipar Subscription Agreement. Excludes the Earn-Out Shares.

(5)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on the unaudited pro forma condensed combined financial information. For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(6)
Includes 1,860,000 New PubCo Class A Ordinary Shares to be held by the Sponsor and 20,000 New PubCo Class A Ordinary Shares to be held by each of the three Insiders, in each case immediately following the consummation of the Business Combination. Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(7)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

(8)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemption scenario, and (ii) 3.9% of New PubCo’s share capital under the maximum redemption scenario.

(9)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(10)
Includes PIPE Investors who entered into Subscription Agreements to purchase 11,150,000 New PubCo Class A Ordinary Shares, and an additional 1,860,600 New PubCo Class A Ordinary Shares issued to PIPE Investors pursuant to the Subscription Agreements, which will occur substantially concurrently with the Closing.

	Year ended December 31, 2021
(in thousands of reais, except share data)	Minimum Redemptions(1)		Maximum Redemptions(2)
Pro forma net profit	R$	58,885	R$	58,885
Basic and diluted weighted average shares outstanding		56,745,534		55,168,990
Pro forma net profit per share – basic and diluted	R$	1.04	R$	1.07
Weighted average shares outstanding – basic and diluted(3)
Ambipar(4)		39,591,990		39,591,990
HPX public shareholders (other than the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia))(5)		2,202,944		626,400
Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia)(6)(7)(8)(9)		1,940,000		1,940,000
PIPE Investors(5)(10)		13,010,600		13,010,600
Total		56,745,534		55,168,990

(1)
While 25,300,000 HPX Class A Ordinary Shares were subject to possible redemption by HPX’s public shareholders, 19,472,483 HPX Class A Ordinary Shares were redeemed in connection with the Initial Extension and 3,650,973 HPX Class A Ordinary Shares were redeemed in connection with the Second Extension, which resulted in 2,176,544 outstanding HPX Class A Ordinary Shares. This scenario assumes that no additional public shares are redeemed in connection with the Business Combination. This scenario also considers that the Non-Redeeming Shareholders hold 600,000 HPX Class A Ordinary Shares prior to Closing and 626,400 New PubCo Class A Ordinary Shares post-Closing as a result of the additional 26,400 New PubCo Class A Ordinary Shares to be issued to the Non-Redeeming Shareholders in consideration of their commitment not to redeem any HPX Class A Ordinary Shares in connection with the Business Combination pursuant to the Non-Redemption Agreements.

(2)
Assumes additional redemptions of 1,576,544 HPX Class A Ordinary Shares in connection with the Business Combination at approximately $10.00 (R$55.81) per share based on the Trust Account figures as of December 31, 2021 (being our estimate of the maximum number of public shares that could be redeemed considering that 600,000 public shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement). For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$937.5 million) would be received by New PubCo, in cash or in kind, in satisfaction of the Minimum Available Cash Condition.

(3)
Outstanding public warrants and private placement warrants are anti-dilutive and are not included in the calculation of diluted net loss per share. HPX currently has 12,650,000 public warrants. Factoring in the Sponsor Recapitalization, there are currently 3,530,000 private placement warrants outstanding. Each New PubCo Warrant entitles the holder to purchase New PubCo Class A Ordinary Share at

R$64.18 per share. Subject to the terms of the warrant agreement, these warrants are not exercisable until 30 days after the consummation of a business combination.
(4)
Includes the New PubCo Class B Ordinary Shares issued to Ambipar at Closing pursuant to the Business Combination Agreement as well as 5,050,000 New PubCo Class B Ordinary Shares to be subscribed for and purchased by Ambipar as part of the Ambipar PIPE Financing at a purchase price of $10.00 (R$55.81) per share, pursuant to the Ambipar Subscription Agreement. Excludes the Earn-Out Shares.

(5)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “HPX shareholders” and not among “PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on the unaudited pro forma condensed combined financial information. For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(6)
Includes 1,860,000 New PubCo Class A Ordinary Shares to be held by the Sponsor and 20,000 New PubCo Class A Ordinary Shares to be held by each of the three Insiders, in each case immediately following the consummation of the Business Combination. Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

(7)
Excludes New PubCo Warrants. For additional information with respect to the dilutive effects of the New PubCo Warrants, see “Summary of the Proxy Statement/Prospectus — Ownership of New PubCo Upon Completion of the Business Combination.”

(8)
Considering the exercise of all New PubCo Warrants, the Sponsor and its affiliates (consisting of the Insiders and Rafael Grisolia) would own (i) 3.8% of New PubCo’s share capital under the minimum redemption scenario, and (ii) 3.9% of New PubCo’s share capital under the maximum redemption scenario.

(9)
Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(10)
Includes PIPE Investors who entered into Subscription Agreements to purchase 11,150,000 New PubCo Class A Ordinary Shares, and an additional 1,860,600 New PubCo Class A Ordinary Shares issued to PIPE Investors pursuant to the Subscription Agreements, which will occur substantially concurrently with the Closing.

2.
U.S. GAAP to IFRS conversion of HPX’s Statement of Financial Position as of June 30, 2022 and Statements of Income for the six months ended June 30, 2022 and the year ended December 31, 2021

HPX’s financial statements have been presented in accordance with U.S. GAAP and are converted to IFRS as follows.

HPX’s management notes there were no U.S. GAAP to IFRS differences after analysis of the HPX statement of income, however presentation adjustments were made to reclassify the captions of change in fair value of warrants, and interest earned on marketable securities held in trust account in the historical HPX statement of income to the finance costs caption of the pro forma statement of income. Thus, to align with the historical Emergencia statement of income, an IFRS to U.S. GAAP conversion footnote is not needed.
A conversion of HPX statement of financial position from U.S. dollars to Brazilian reais, and from U.S. GAAP to IFRS is as follows:
As of June 30, 2022	Before conversion (In ‘000 of US$)	Before conversion (In ‘000 of reais)(a)		IFRS conversion		Footnote reference	After conversion (In ‘000 of reais)
ASSETS
Non-Current Assets
Marketable securities held in Trust Account	$253,381	R$	1,327,212	R$	—		R$	1,327,212
Total Non-Current Assets	253,381		1,327,212		—			1,327,212
Current Assets
Prepaid expenses	58		302		—			302
Cash and cash equivalents	779		4,078		—			4,078
Total Current Assets	836		4,380		—			4,380
Total Assets	$254,218	R$	1,331,592	R$	—		R$	1,331,592
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Shareholders’ Deficit
Class B ordinary shares, $0.0001 par value (converted equivalent par value being R$0.0005); 50,000,000 shares authorized; 6,305,000 shares issued and outstanding as of June 30, 2022	1		3		—			3
Accumulated deficit	(14,229)		(74,532)		—			(74,532)
Total Shareholders’ Deficit	(14,229)		(74,529)		—			(74,529)
Commitments and Contingencies
Class A ordinary shares subject to possible redemption, 25,300,000 shares at redemption value as of June 30, 2022	253,381		1,327,212		(1,327,212)	b		—
Non-Current liabilities
Loans and borrowings	—		—		1,327,212	b		1,327,212
Deferred legal fees	3,092		16,198		—			16,198
Warrant liabilities	1,575		8,249		—			8,249
Deferred underwriting fee payable	8,855		46,382		—			46,382
Total Non-Current Liabilities	13,522		70,829		1,327,212			1,398,041
Current liabilities
Promissory note – related party	700		3,667		—			3,667
Accounts payable and accrued expenses	682		3,576		—			3,576
Accrued offering costs	160		837		—			837
Total Current liabilities	1,542		8,080		—			8,080
Total Liabilities	15,065		78,909		1,327,212			1,406,121

As of June 30, 2022	Before conversion (In ‘000 of US$)	Before conversion (In ‘000 of reais)(a)		IFRS conversion		Footnote reference	After conversion (In ‘000 of reais)
Total Liabilities and Shareholders’ Deficit	$254,218	R$	1,331,592	R$	—		R$	1,331,592

For the six months ended of June 30, 2022	Before conversion (In ‘000 of US$)	Before conversion (In ‘000 of reais)(aa)		IFRS conversion		Footnote reference	After conversion (In ‘000 of reais)
Operating and formation costs	$3,732	R$	18,952	R$	—		R$	18,952
Loss from operations	(3,732)		(18,952)		—			(18,952)
Other income (expense):
Finance income	—		—		47,359	bb		47,359
Change in fair value of warrant liabilities	8,982		45,612		(45,612)	bb		—
Interest earned on marketable securities held in Trust Account	344		1,747		(1,747)	bb		—
Net income (loss)	$5,594	R$	28,407	R$	—		R$	28,407
For the twelve months ended of December 31, 2021	Before conversion (In ‘000 of US$)	Before conversion (In ‘000 of reais)(aa)		IFRS conversion		Footnote reference	After conversion (In ‘000 of reais)
Operating and formation costs	$1,164	R$	6,279	R$	—		R$	6,279
Gross profit	(1,164)		(6,279)		—			(6,279)
Other income (expense):
Finance income	—		—		56,969	bb		56,969
Change in fair value of warrant liabilities	10,533		56,832		(56,832)	bb		—
Interest earned on marketable securities held in Trust Account	25		137		(137)	bb		—
Net income (loss)	$9,395	R$	50,690	R$	—		R$	50,690
References — IFRS Adjustments and Reclassifications
The historical financial information of HPX has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information.

(a)
The historical financial information of HPX was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Brazilian reais using the historical closing exchange rate, as of June 30, 2022, of $1.00 to R$5.238.

(b)
Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of HPX’s historical mezzanine equity (HPX Class A Ordinary Shares subject to possible redemption) into Non-Current Liabilities (Loans and borrowings).

The historical statements of income of HPX have been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information.
(aa)
The historical financial information of HPX was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to reais using the average exchange rate of $1.00 to R$5.078 for the six months ended June 30, 2022 and $1.00 to R$5.396 for the twelve months ended December 31, 2021.
(bb)
Reflects the U.S. GAAP to IFRS conversion adjustment for reclassification of the change in fair value of warrant liabilities and Interest earned on marketable securities held in Trust Account to Finance income.

3.
Acquisition of non-controlling interest

On June 28, 2021, Emergencia acquired Inversiones Disal Emergencias S.A (“Inversiones”) wherein the non-controlling interest component of the business was acquired by Emergencia. Inversiones is the holding company that owns 50% of Suatrans Chile. Until June 2021, Suatrans Chile was 100% consolidated with Inversiones and 50% was being disclosed as non-controlling interest by Inversiones. As Inversiones got acquired by Emergencia, Emergencia formally owned, directly and indirectly, 100% of Suatrans Chile from June 28, 2021. As a result, the non-controlling interest held by Inversiones in Suatrans Chile for the period from January 2021 to June 2021 of R$3.6 million will require an adjustment to be made to the pro forma statement of income as per Regulation S-X. Refer to adjustment (dd) for this adjustment. As the pro forma statement of financial position assumes the transaction occurred as of June 30, 2022, this acquisition is already included in the statement of financial position of Emergencia, and, therefore, no pro forma adjustment is required.
4.
U.S. GAAP to IFRS conversion of Witt O’Brien’s Statement of Financial Position as of June 30, 2022 and Statements of Income for the six months ended June 30, 2022 and the year ended December 31, 2021

Witt O’Brien’s financial statements have been presented in accordance with U.S. GAAP and are converted to IFRS as follows.
A conversion of Witt O’Brien’s statement of financial position and statements of income from U.S. GAAP to IFRS is as follows:
	Successor
	June 30, 2022
Assets	Total before presentation alignment & conversion (In ‘000 of US$)	Total before presentation alignment & conversion (In ‘000 of reais)		Presentation Alignment		Total before conversion (In ‘000 of reais)		IFRS conversion			After conversion (In ‘000 of reais)
Current Assets
Cash	$1,727	R$	9,046	R$	—	R$	9,046	R$	—		R$	9,046
Receivables	—		—		—		—		—			—
Trade, net of allowance for doubtful accounts of $5,515 and $5,641 in 2022 and 2021, respectively	115,483		604,900		(604,900)		—		—			—
Other	466		2,441		(2,441)		—		—			—
Trade and other receivables	—		—		607,341		607,341		(2,441)	(b)		604,901
Prepaid expenses	443		2,320		—		2,320		(1,289)	(b)		1,031
Other accounts receivable	—		—		1,729		1,729		3,729	(b)		5,458
Other Assets	330		1,729		(1,729)		—		—			—
Total current assets	118,449		620,436		—		620,436		—			620,436
	—		—		—		—		—			—
Property and Equipment	—		—		—		—		—			—
Historical Cost	1,619		8,480		(8,480)		—		—			—
Accumulated depreciation	(643)		(3,368)		3,368		—		—			—

	Successor
	June 30, 2022
Assets	Total before presentation alignment & conversion (In ‘000 of US$)	Total before presentation alignment & conversion (In ‘000 of reais)		Presentation Alignment		Total before conversion (In ‘000 of reais)		IFRS conversion			After conversion (In ‘000 of reais)
Net property and equipment	976		5,112		(5,112)		—		—			—
Property, plant and equipment	—		—		5,112		5,112		14,525	(b), (c)		19,637
Operating Lease Right-of-Use Assets	2,749		14,399		—		14,399		(14,399)	(b)		—
Investments, at Equity, in 50% or Less Owned Companies	1,736		9,093		(9,093)		—		—			—
Intangible Assets, net of accumulated amortization of $1,438 and $843 in 2022 and 2021, respectively	9,762		51,133		—		51,133		(20,795)	(e)		30,338
Deferred Income Taxes	1,685		8,826		—		8,826		—			8,826
Other Assets	227		1,189		(1,189)		—		—			—
Other long term assets	—		—		—		—		10,282	(b)		10,282
Goodwill	—		—		—		—		149,314	(d)		149,314
Other Accounts Receivable	—		—		10,282		10,282		(10,282)	(b)		—
	$135,584	R$	710,188	R$	—	R$	710,188	R$	128,645		R$	838,833
Liabilities and Members Equity
Current Liabilities
Current portion of long-term operating lease liabilities	$496	R$	2,598	R$	—	R$	2,598	R$	—		R$	2,598
Accounts payable and accrued expenses	23,011		120,532		—		120,532		—			120,532
Contract liabilities	5,650		29,595		(29,595)		—		—			—
Other current liabilities	5,695		29,830		(29,830)		—		—			—
Employee benefits	—		—		23,309		23,309		—			23,309
Current income tax and social contribution payable	—		—		4,054		4,054		—			4,054
Other bills to pay	—		—		32,062		32,062		—			32,062
Total current liabilities	34,852		182,555		—		182,555		—			182,555
Long-Term Operating Lease Liabilities	2,266		11,869		—		11,869		—			11,869
Advances from SEACOR	19,397		101,601		(101,601)		—		—			—
Loans and borrowings	—		—		101,601		101,601		(30,611)	(f)		70,990
Other bills to pay	—		—		8,533		8,533		—			8,533
Other Liabilities	1,629		8,533		(8,533)		—		—			—
Total liabilities	58,144		304,558		—		304,558		(30,611)			273,947
Members’ Equity:
Common stock	1		5		(5)		—		—			—
Share Capital	—		—		5		5		—			5
Additional paid-in capital	32,601		170,764		—		170,764		85,652	(g)		256,416

	Successor
	June 30, 2022
Assets	Total before presentation alignment & conversion (In ‘000 of US$)	Total before presentation alignment & conversion (In ‘000 of reais)		Presentation Alignment		Total before conversion (In ‘000 of reais)		IFRS conversion			After conversion (In ‘000 of reais)
Retained earnings	44,883		235,097		—		235,097		76,590	(i)		311,687
Other comprehensive loss	(45)		(236)		—		(236)		(2,986)	(h)		(3,222)
Total members’ equity	77,440		405,630		—		405,630		159,256			564,886
Total Liabilities and Members Equity	$135,584	R$	710,188	R$	—	R$	710,188	R$	128,645		R$	838,833

	Successor	Total before presentation alignment & conversion (In ‘000 of US$)	Total before presentation alignment & conversion (In ‘000 of reais)		Presentation Alignment		Total before conversion (In ‘000 of reais)		IFRS conversion			After conversion (In ‘000 of reais)
	January 1, 2022 through June 30, 2022
Operating Revenues	$89,725	$89,725	R$	55,646	R$	—	R$	455,646	R$	—		R$	455,646
Cost of services rendered	—	—		—		305,512		305,512		—			305,512
Gross Profit	89,725	89,725		455,646		(305,512)		150,134		—			150,134
Costs and Expenses
Operating	60,161	60,161		305,512		(305,512)		—		—			—
Administrative and general	12,484	12,484		63,397		(63,397)		—		—			—
Depreciation and amortization	892	892		4,530		(4,530)		—		—			—
Selling, general and administrative expenses	—	—		—		67,927		67,927		132	bb		68,059
Other income, net expenses	—	—		—		4,982		4,982		—			4,982
Operating Income	16,188	16,188		82,207		(4,982)		77,225		(132)			77,093
Other Income (Expense):
Interest expense on advances from SEACOR	(711)	(711)		(3,611)		3,611		—		—			—
Finance costs	—	—		—		(3,611)		(3,611)		(269)	bb		(3,880)
SEACOR management fees	(1,465)	(1,465)		(7,440)		7,440		—		—			—
Foreign currency losses, net	89	89		452		(452)		—		—			—
Other, net	15	15		76		(76)		—		—			—
Income before Income Tax Expense and Equity in Earnings of 50% or Less Owned Companies	14,116	14,116		71,684		1,930		73,614		(401)			73,213
Income Tax Expense (Benefit):
Current	1,014	1,014		5,150		(5,150)		—		—			—
Current income tax and social contribution	—	—		—		6,333		6,333		—			6,333
Deferred	—	—		—		(1,183)		(1,183)		—			(1,183)
Deferred income tax and social contribution	—	—		—		—		—		—			—
Income Before Equity in Earnings of 50% or Less Owned Companies	13,102	13,102		66,534		1,930		68,464		(401)			68,063
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	380	380		1,930		(1,930)		—		—			—
Net Income	13,482	13,482		68,464		—		68,464		(401)			68,063
Foreign currency translation losses, net of tax	(19)	(19)		(96)		—		(96)		—			(96)
Comprehensive Income	$13,463	$13,463	R$	68,368	R$	—	R$	68,368	R$	(401)		R$	67,967

	Successor	Predecessor	Total before presentation alignment & conversion (In ‘000 of US$)	Total before presentation alignment & conversion (In ‘000 of reais)		Presentation Alignment		Total before conversion (In ‘000 of reais)		IFRS conversion			After conversion (In ‘000 of reais)
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021
Operating Revenues	$165,696	$28,289	$193,985	R$	1,046,658	R$	—	R$	1,046,658	R$	—		R$	1,046,658
Cost of services rendered	—	—	—		—		632,295		632,295		—			632,295
Gross Profit	165,696	28,289	193,985		1,046,658		(632,295)		414,363		—			414,363
Costs and Expenses
Operating	98,641	18,547	117,188		632,295		(632,295)		—		—			—
Administrative and general	20,408	6,487	26,895		145,114		(145,114)		—		—			—
Depreciation and amortization	1,170	426	1,596		8,611		(8,611)		—		—			—
Selling, general and administrative expenses	—	—	—		—		153,725		153,725		356	bb		154,081
Other income, net expenses	—	—	—		—		55,364		55,364		—			55,364
Operating Income	45,477	2,829	48,306		260,638		(55,364)		205,274		(356)			204,918
Other Income (Expense):
Interest expense on advances from SEACOR	(2,815)	(767)	(3,582)		(19,327)		19,327		—		—			—
Finance costs	—	—	—		—		(19,327)		(19,327)		(254)	bb		(19,581)
SEACOR management fees	(10,501)	(707)	(11,208)		(60,473)		60,473		—		—			—
Foreign currency losses, net	(17)	(1)	(18)		(97)		97		—		—			—
Other, net	13	13	26		140		(140)		—		—			—
Income before Income Tax Expense and Equity in Earnings of 50% or Less Owned Companies	32,157	1,367	33,524		180,881		5,066		185,947		(610)			185,337
Income Tax Expense (Benefit):
Current	1,856	339	2,195		11,843		(11,843)		—		—			—
Current income tax and social contribution	—	—	—		—		11,843		11,843		—			11,843
Deferred	(292)	(67)	(359)		(1,937)		1,937		—		—			—
Deferred income tax and social contribution	—	—	—		—		(1,937)		(1,937)		—			(1,937)
Income Before Equity in Earnings of 50% or Less Owned Companies	30,593	1,095	31,688		170,975		5,066		176,041		(610)			175,431
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	962	57	1,019		5,498		(5,498)		—		—			—
Net Income	31,555	1,152	32,707		176,473		(432)		176,041		(610)			175,431
Foreign currency translation losses, net of tax	(26)	(54)	(80)		(432)		432		—		—			—
Comprehensive Income	$31,529	$1,098	$32,627	R$	176,041	R$	—	R$	176,041	R$	(610)		R$	175,431
References — IFRS Adjustments and Reclassifications
The historical statement of financial position of Witt O’Brien’s has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information.

(a)
The historical financial information of Witt O’Brien’s was prepared in accordance with U.S.

GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Brazilian reais using the historical closing exchange rate, as of June 30, 2022, of $1.00 to R$5.238.
(b)
This adjustment was made to reclassify right of use assets as property, plant and equipment (“PP&E”), trade and other receivables and other accounts equivalents to prepaid expenses, and other accounts receivable to other long-term assets to be consistent with presentation of lease assets within the Emergencia historical financial statements.

(c)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. PP&E was increased to unwind the acquisition fair value adjustment and restore the PP&E to its prior carrying amount.

(d)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. Goodwill was added back to unwind the effect of pushdown accounting and reflect goodwill from Witt O’Brien’s prior acquisitions.

(e)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. Intangible assets were decreased to remove intangible assets acquired in the 2021 business combination and to reflect Witt O’Brien’s intangible assets from its prior acquisitions. Amortization of intangible assets was recalculated to reflect the change on the balance sheet.

(f)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. RLP Loans (advances from Seacor) was decreased to reflect unwinding of pushdown accounting and such amount was reclassed to loans and borrowings as Seacor is no longer a related party for the unaudited condensed combined pro forma financial information.

(g)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. The additional paid-in capital account was adjusted to reflect the unwinding of pushdown accounting.

(h)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. The accumulated translation adjustment account was adjusted to reflect the unwinding of pushdown accounting.

(i)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. The retained earnings account was adjusted to reflect the unwinding of pushdown accounting.

The historical statements of income of Witt O’Brien’s has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information.

(aa)
The historical financial information of Witt O’Brien’s was prepared in accordance with U.S. GAAP and presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Brazilian reais using the average exchange rate of $1.00 to R$5.078 for the six months ended June 30, 2022 and $1.00 to R$5.396 for the twelve months ended December 31, 2021.

(bb)
Reflects the U.S. GAAP to IFRS conversion adjustment for the unwinding of historical pushdown accounting. Selling, general and administrative expenses was increased to reflect the additional amortization charge of Witt O’Brien’s’ intangible assets recognized from prior acquisitions. Selling, general and administrative expenses was also reduced to reclassify the interest expense on lease liabilities to Finance costs.

5.
Preliminary Allocation of Purchase Price

On October 24, 2022, Emergencia acquired all of the issued and outstanding membership interests in Witt O’Brien’s, a provider of crisis and emergency management services for both the public and private sectors located in the United States. As such, the historical financial information has been adjusted to provide the pro forma effect to the WOB Acquisition. The pro forma statement of financial position assumes that the WOB Acquisition occurred as of June 30, 2022 and the pro forma statement of income assumes that the WOB Acquisition occurred on January 1, 2021.
The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. The following table summarizes the preliminary fair value of the consideration transferred and the preliminary estimated fair values of the major classes of assets acquired and liabilities assumed at the acquisition date. The preliminary fair value of the intangible assets acquired has been determined using prior acquisitions as a benchmark for the purposes of a preliminary purchase price allocation.
Preliminary Purchase Price Allocation (in 000s in reais)
Cash consideration transferred	R$	855,690
Trade and other receivables		331,702
Prepaid expenses		5,458
Other accounts receivable, current and noncurrent		1,031
Property, plant, and equipment		19,637
Deferrred taxes		8,826
Other long-term assets		10,282
Intangible assets		362,470
Accounts payable and accrued expenses		(120,532)
Income taxes payable		(4,054)
Other liabilities		(78,371)
Loans and financing		(70,990)
Net Assets Acquired		465,459
Amount Allocated to Goodwill	R$	390,231
The goodwill allocation of R$390.2 million reflects expectations of favorable future growth opportunities and the assembled workforce.
The preliminary purchase price allocation has been translated from U.S. dollars to Brazilian reais using the historical closing exchange rate, as of June 30, 2022, of $1.00 to R$5.238, as reported by the Central Bank.
Pro Forma Adjustments
The following pro forma adjustments were added to give effect to the WOB Acquisition as if it occurred on June 30, 2022 for adjustments to the unaudited condensed combined pro forma statement of financial position, and as of January 1, 2021 for adjustments to the unaudited condensed combined pro forma statement of income.
A.
To reflect the consideration payment in the form of R$855.7 million in cash. This cash consideration is reflective of the price adjustment for net cash received of R$9.0 million and transaction expenses of R$13.1 million for total cash outflow of R$877.8 million.

B.
To reflect the elimination of Witt O’Brien’s historical equity.

C.
To reflect the elimination of historical intangible assets of R$30.3 million along with the fair value of the intangible assets acquired of R$362.5 million. This results in a reduction of the addition to goodwill by R$332.2 million. Our preliminary estimate of the weighted average useful lives of the acquired intangible assets was determined to be 13.0 years for customer relationships and 6 years for trademarks. The difference between the amortization of the historical intangible assets and intangible assets acquired resulted in an increased expense of R$14.9 million and R$7.1 million for the year ended December 31, 2021 and the six months ended June 30, 2022, respectively. The adjustment also reflects the income tax benefit of R$1.5 million for the six months ended June 30, 2022 and R$3.1 million for the year ended December 31, 2021.

D.
To reflect the removal of certain receivables of Witt O’Brien’s not acquired by Ambipar USA in accordance with the WOB SPA.

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of HPX Class A Ordinary Shares and HPX Warrants (collectively, ‘‘HPX Securities’’) that either (i) participate in the Business Combination, including owning and disposing of New PubCo Class A Ordinary Shares or New PubCo Warrants (collectively, ‘‘New PubCo Securities’’), or (ii) elect to have their HPX Class A Ordinary Shares redeemed for cash. This discussion addresses only those holders of HPX Securities that hold such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
•
the Sponsor or HPX’s officers or directors;

•
financial institutions or financial services entities;

•
broker-dealers;

•
taxpayers that are subject to the mark-to-market accounting rules;

•
tax-exempt entities;

•
governments or agencies or instrumentalities thereof;

•
insurance companies;

•
regulated investment companies or real estate investment trusts;

•
expatriates or former long-term residents of the United States;

•
persons that actually or constructively own five percent or more of our voting shares or five percent or more of the total value of any class of our shares;

•
persons that acquired our ordinary shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•
persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•
persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.
HPX has not and does not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.
This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any of our securities and partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.
EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

As used herein, a “U.S. Holder” is a beneficial owner of HPX Securities or New PubCo Securities (as the case may be) who or that is, for U.S. federal income tax purposes:
1.
a citizen or individual resident of the United States,

2.
a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia,

3.
an estate whose income is subject to U.S. federal income tax regardless of its source, or

4.
a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

Effects of the Business Combination to U.S. Holders
Effects of the First Merger to U.S. Holders
The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the First Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.
Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the First Merger, HPX will merge with and into New PubCo and its separate corporate existence shall cease. Immediately after the First Merger, New PubCo will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as HPX immediately prior to the First Merger and will have the same shareholders as HPX immediately prior to the First Merger.
Skadden, Arps, Slate, Meagher & Flom LLP has delivered an opinion that the First Merger should qualify as an F Reorganization. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the First Merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.
In accordance with such opinion, subject to the limitations and qualifications therein, U.S. Holders of HPX Securities should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the First Merger. Nevertheless, because there is no authority directly addressing the treatment for U.S. federal income tax purposes of the particular facts of the First Merger, that treatment is not entirely clear. No assurance can be given that the IRS will not assert an alternative characterization of the First Merger and the transactions comprising the Business Combination, which could cause U.S. Holders of HPX Securities to recognize gain for U.S. federal income tax purposes as a result of the First Merger.
All U.S. Holders considering exercising redemption rights with respect to their HPX Class A Ordinary Shares should consult with tax advisors with respect to the potential tax consequences to them of the First Merger and an exercise of redemption rights.
Basis and Holding Period Considerations
Provided that the First Merger qualifies as an F Reorganization: (i) the adjusted tax basis of a New PubCo Class A Ordinary Share received by a U.S. Holder in the First Merger will equal the U.S. Holder’s tax basis in the HPX Class A Ordinary Share surrendered in exchange therefor, (ii) the adjusted tax basis of a New PubCo Warrant received by a U.S. Holder in the First Merger will equal the U.S. Holder’s tax basis in the HPX Warrant surrendered in exchange therefor, and (iii) the holding period for a New PubCo Security received by a U.S. Holder will include such U.S. Holder’s holding period for the HPX Security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the HPX Class A Ordinary Shares may prevent the holding period of the New PubCo Class A Ordinary Shares from commencing prior to the termination of such rights.
U.S. Federal Income Tax Considerations of Owning New PubCo Class A Ordinary Shares and New PubCo Warrants
Taxation of Dividends and Other Distributions on New PubCo Class A Ordinary Shares
Subject to the PFIC rules discussed below, if New PubCo makes a distribution of cash or other property to a U.S. Holder of New PubCo Class A Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.
Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its New PubCo Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such New PubCo Class A Ordinary Shares. New PubCo may not determine its earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by New PubCo will be reported as a dividend.
With respect to non-corporate U.S. Holders, dividends will generally be taxed at preferential long-term capital gains rates only if (i) the New PubCo Class A Ordinary Shares are readily tradable on an established securities market in the United States or (ii) New PubCo is eligible for the benefits of an applicable income tax treaty, in each case provided that New PubCo is not treated as a PFIC in the taxable year in which the dividend was paid or in any previous year and certain holding period and other requirements are met. However, it is unclear whether the redemption rights with respect to the HPX Class A Ordinary Shares may prevent the holding period of the New PubCo Class A Ordinary Shares from commencing prior to the termination of such rights. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to New PubCo Class A Ordinary Shares.
Taxation on the Disposition of New PubCo Securities
Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of New PubCo Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such securities.
Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. However, it is unclear whether the redemption rights with respect to the HPX Class A Ordinary Shares may prevent the holding period of the New PubCo Class A Ordinary Shares from commencing prior to the termination of such rights. The deductibility of capital losses is subject to limitations.
Exercise, Lapse or Redemption of a New PubCo Warrant
Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a New PubCo Warrant. A New PubCo Class A Ordinary Share acquired pursuant to the exercise of a New PubCo Warrant for cash will generally have a tax basis equal to the U.S. Holder’s tax basis in the New PubCo Warrant, increased by the amount paid to exercise the New PubCo Warrant. It is unclear whether a U.S. Holder’s holding period for the New PubCo Class A Ordinary Share will commence on the date of exercise of the New PubCo Warrant or the day following the date of exercise of the New PubCo Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New PubCo Warrant. If a New PubCo Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the New PubCo Warrant.
Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.
In either tax-free situation, a U.S. Holder’s tax basis in the New PubCo Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the New PubCo Warrants. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the New PubCo Class A Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the New PubCo Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the New PubCo Class A Ordinary Share received will include the holding period of the New PubCo Warrant.
If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered New PubCo Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the New PubCo Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. A U.S. Holder’s tax basis in the New PubCo Class A Ordinary Shares received would equal the sum of the U.S. Holder’s initial investment in the New PubCo Warrants exercised (i.e., the U.S. Holder’s purchase price for the New PubCo Warrants (or the portion of such U.S. Holder’s purchase price for units that is allocated to the New PubCo Warrants)) and the exercise price of such New PubCo Warrants. It is unclear whether a U.S. Holder’s holding period for the New PubCo Class A Ordinary Shares would commence on the date of exercise of the New PubCo Warrants or the day following the date of exercise of the New PubCo Warrants.
We expect a cashless exercise of New PubCo Warrants (including after New PubCo provides notice of its intent to redeem New PubCo Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New PubCo Warrants.
Subject to the PFIC rules described below, if New PubCo redeems New PubCo Warrants for cash pursuant to the redemption provisions of the New PubCo Warrants or if New PubCo purchases New PubCo Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such New PubCo Warrants by the U.S. Holder, taxed as described above under “— Taxation on the Disposition of New PubCo Securities.”
Possible Constructive Distributions
The terms of each New PubCo Warrant provide for an adjustment to the number of New PubCo Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of New PubCo Warrants. However, the U.S. Holders of New PubCo Warrants would be treated as receiving a constructive distribution from New PubCo if, for example, the adjustment increases the warrantholder’s proportionate interest in New PubCo’s assets or earnings and profits (e.g., through an increase in the number of New PubCo Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price) as a result of a distribution of cash to the holders of New PubCo Class A Ordinary Shares that is taxable to the U.S. Holders of such New PubCo Class A Ordinary Shares as a distribution as described above under “— Taxation of Dividends and Other Distributions on New PubCo Class A Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from New PubCo equal to the fair market value of the increase in the interest.

PFIC Considerations
Definition of a PFIC
A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends (excluding any dividends received from a Look-Through Subsidiary), interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and net gains from the disposition of passive assets.
PFIC Status of New PubCo
Following the First Merger, New PubCo will be treated as the successor to HPX for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC income and asset tests will be applied based on the assets and activities of the combined company. Based on the expected timing of the Business Combination and the anticipated assets and income of the combined company, New PubCo is not expected to be a PFIC for its taxable year ending December 31, 2023 or subsequent taxable years.
However, New PubCo’s PFIC status for any taxable year is an annual factual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which is generally determined in large part by reference to the market price of the New PubCo Class A Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurances regarding New PubCo’s PFIC status for its current taxable year or any future taxable year.
Additionally, because New PubCo will be treated as the successor to HPX for U.S. federal income tax purposes following the First Merger, if HPX was a PFIC during the holding period of a U.S. Holder, any New PubCo Class A Ordinary Shares received in exchange for HPX Class A Ordinary Shares in the Business Combination (or on the exercise of New PubCo Warrants exchanged for HPX Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if New PubCo is not a PFIC for its current taxable year or future taxable years. Because it is a blank check company with no active business, it is anticipated that HPX was a PFIC for the taxable years ended on December 31, 2020, December 31, 2021, and December 31, 2022. Absent certain elections described below, a determination that New PubCo is a PFIC (or, in the circumstances described above, that HPX was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.
Application of PFIC Rules
If HPX or New PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period in New PubCo Securities (or, for purposes of any redemption of HPX Class A Ordinary Shares, in a redeeming U.S. Holder’s holding period in such shares), then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of ordinary shares, the U.S. Holder made (i) a timely and effective QEF election in respect of HPX’s or New PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held ordinary shares (whether HPX Class A Ordinary Shares or New PubCo Class A Ordinary Shares) (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF election along with a purging election, or (iii) a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

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any gain recognized by the U.S. Holder on the sale or other disposition of its HPX or New PubCo Securities; and

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any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:
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the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its New PubCo Securities;

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the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

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the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

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an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF HPX CLASS A ORDINARY SHARES AND ON THE OWNERSHIP OR DISPOSITION OF NEW PUBCO SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.
QEF Election, Mark-to-Market Election and Purging Election
In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its New PubCo Class A Ordinary Shares (but not New PubCo Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of New PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which New PubCo’s taxable year ends if New PubCo is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.
A U.S. Holder may not make a QEF Election with respect to its New PubCo Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and HPX or New PubCo was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the newly acquired New PubCo Class A Ordinary Shares, the QEF Election will apply to the newly acquired New PubCo Class A Ordinary Shares (it is not clear how a previously made QEF Election that is in effect with respect to New PubCo would apply to New PubCo Class A Ordinary Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired New PubCo Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election (discussed below).
The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund),

including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.
In order to comply with the requirements of a QEF Election with respect to New PubCo Class A Ordinary Shares, a U.S. Holder must receive a PFIC Annual Information Statement from New PubCo. If New PubCo determines that it is a PFIC for the Current Taxable Year, New PubCo will endeavor to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to the Current Taxable Year. However, there is no assurance that New PubCo will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders should consult their tax advisors with respect to any QEF Election previously made with respect to HPX Class A Ordinary Shares.
If a U.S. Holder has made a QEF Election with respect to New PubCo Class A Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of New PubCo Class A Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.
As noted above, a determination that HPX or New PubCo is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which the holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of New PubCo that ends within or with a taxable year of the U.S. Holder and in which New PubCo is not a PFIC. However, if the QEF Election is not effective for each of New PubCo’s taxable years in which New PubCo is a PFIC (and, if applicable, was not effective for each of HPX’s taxable years in which HPX was a PFIC) and the U.S. Holder holds (or is deemed to hold) New PubCo Class A Ordinary Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless the holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark-to-market election with respect to New PubCo Class A Ordinary Shares (or, if applicable, HPX Class A Ordinary Shares) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its New PubCo Class A Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that New PubCo is treated as a PFIC the excess, if any, of the fair market value of its New PubCo Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its New PubCo Class A Ordinary Shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its New PubCo Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which New PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.
The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of HPX Class A Ordinary Shares or New PubCo Class A Ordinary Shares under their particular circumstances.
New PubCo Class A Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime (including New PubCo Class A Ordinary Shares received in exchange for HPX Class A Ordinary Shares that were so treated at the time of the Business Combination) will continue to be treated as stock of a PFIC, including in taxable years in which New PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which HPX or New PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s New PubCo Class A Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.
If New PubCo is a PFIC and, at any time, has an equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if New PubCo receives a distribution from, or disposes of all or part of New PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621(whether or not a QEF or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of New PubCo Securities should consult their own tax advisors concerning the application of the PFIC rules to New PubCo Securities under their particular circumstances.
THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.
Effects to U.S. Holders of Exercising Redemption Rights
Subject to the PFIC rules discussed above, the U.S. federal income tax consequences to a U.S. Holder of ordinary shares that exercises its redemption rights to receive cash in exchange for all or a portion of its ordinary shares will depend on whether the redemption qualifies as a sale of such shares redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code, as well as on whether such holder has made a timely QEF Election or mark-to-market election (each as discussed above).
The redemption of ordinary shares will generally qualify as a sale of the ordinary shares that are redeemed if such redemption (i) is “substantially disproportionate” with respect to the redeeming U.S.

Holder, (ii) results in a “complete termination” of such U.S. Holder’s interest or (iii) is “not essentially equivalent to a dividend” with respect to such U.S. Holder. Under these tests, which are explained more fully below, it is expected that a redeeming U.S. Holder will generally be treated as selling its ordinary shares with the U.S. federal income tax consequences generally described above under “— Taxation on the Disposition of New PubCo Securities.”
For purposes of such tests, a U.S. Holder takes into account not only ordinary shares actually owned by such U.S. Holder, but also ordinary shares that are constructively owned by such U.S. Holder. A redeeming U.S. Holder may constructively own, in addition to ordinary shares owned directly, ordinary shares owned by certain related individuals and entities in which such U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any ordinary shares such U.S. Holder has a right to acquire by exercise of an option, which would generally include shares which could be acquired pursuant to the exercise of the warrants.
The redemption of ordinary shares will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the HPX Class A Ordinary Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the ordinary shares actually or constructively owned by such U.S. Holder are redeemed or (ii) all of the ordinary shares actually owned by such U.S. Holder are redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of ordinary shares owned by certain family members and such U.S. Holder does not constructively own any other ordinary shares. The redemption of ordinary shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in the respective entity. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest will depend on the particular facts and circumstances applicable to it. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the above tests is satisfied, a redemption will be treated as a distribution under Section 301 of the Code with respect to ordinary shares, and the tax effects will be as described for distributions on New PubCo Class A Ordinary Shares under “— Taxation of Dividends and Other Distributions on New PubCo Class A Ordinary Shares” above. After the application of those rules, any remaining tax basis a U.S. Holder has in the redeemed ordinary shares will be added to the adjusted tax basis in such holder’s remaining ordinary shares. If there are no remaining ordinary shares, a U.S. Holder should consult its tax advisors as to the allocation of any remaining basis.
Certain U.S. Holders may be subject to special reporting requirements with respect to a redemption of ordinary shares, and such holders should consult their tax advisors with respect to their reporting requirements.
ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION.

CAYMAN ISLANDS TAX CONSIDERATIONS
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the securities of New PubCo. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of New PubCo’s securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.
No stamp duty is payable in respect of the issue of the warrants. An instrument of transfer in respect of a warrant is stampable if executed in or brought into the Cayman Islands.
No stamp duty is payable in respect of the issue of New PubCo’s Ordinary Shares or on an instrument of transfer in respect of such shares.
New PubCo has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Financial Secretary of the Cayman Islands substantially in the following form:
The Tax Concessions Act
Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (As Revised), the following undertaking is hereby given to New PubCo:
1.
That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to New PubCo or its operations; and

2.
In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1
on or in respect of the shares, debentures or other obligations of New PubCo; or

2.2
by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (As Revised).

These concessions shall be for a period of twenty years from January 7, 2022.

BUSINESS OF HPX
Unless the context otherwise requires, all references in this subsection to the “Company,” “HPX,” “we,” “us” or “our” refer to the business of HPX Corp. prior to the consummation of the Business Combination.
HPX is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.
HPX was established by our founders — Bernardo Hees, Carlos Piani and Rodrigo Xavier — with the goal of capitalizing on their more than 65 years of combined experience to identify, source, negotiate and execute an initial business combination in Brazil in an industry in which our management team has previous experience, or in an industry which would benefit from long-term growth in the Brazilian economy. We believe that the combination of our founders’ operating experience, deal-making track record, professional relationships and capital markets expertise can be catalysts to enhance the growth potential and value of a target business and provide opportunities for an attractive return to our shareholders.
HPX History
On April 8, 2020, our Sponsor purchased 5,750,000 Founder Shares for an aggregate consideration of $25,000. On June 25, 2020, our Sponsor transferred 20,000 Founder Shares to each of its independent director nominees at the time at their original per-share purchase price. On July 15, 2020, we effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to HPX for no consideration and, as a result, since then the initial shareholders hold an aggregate of 6,305,000 Founder Shares. All share and per-share amounts have been restated to reflect the share capitalization.
On July 20, 2020, we consummated the IPO of 25,300,000 units, which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,300,000 units, at $10.00 per unit, generating gross proceeds of $253,000,000.
Simultaneously with the closing of the IPO, our Sponsor purchased an aggregate of 7,060,000 HPX Private Placement Warrants at a price of $1.00 per private placement warrant from us in a private placement, for an aggregate purchase price of $7,060,000. Each HPX Private Placement Warrant is exercisable for one HPX Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Proceeds from the sale of the HPX Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account. On September 4, 2020, we announced that, commencing September 8, 2020, holders of the 25,300,000 units sold in the IPO may elect to separately trade the HPX Class A Ordinary Shares and the HPX Public Warrants included in the units. Those units not separated continued to trade on the New York Stock Exchange under the symbol “HPX.U” and the HPX Class A Ordinary Shares and HPX Public Warrants that were separated trade under the symbols “HPX” and “HPX.WS,” respectively.
Credit Suisse, the underwriter and bookrunner in its IPO and placement agent in connection with the PIPE Financing, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter dated March 24, 2022 with HPX and Ambipar. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter effective as of July 5, 2022 and HPX and Credit Suisse executed the Waiver Letter confirming its resignation and waiver of fees. The deferred underwriting fee was agreed between HPX and Credit Suisse in the IPO Underwriting Agreement and was earned in full upon completion of the IPO but the payment of deferred underwriting fees was conditioned upon closing of HPX’s business combination such that the waiver was given by Credit Suisse on a gratuitous basis without any consideration to Credit Suisse from HPX. In its past role as placement agent, Credit Suisse performed the following services: (i) facilitated outreach to potential PIPE investors, (ii) provided assistance in connection with the preparation of documentation related to the PIPE Financing, including by organizing and processing publicly available market data with respect to sector-specific comparable companies, and (iii) generally participated in the PIPE Financing efforts. Credit Suisse was not involved in the preparation or review of this proxy statement / prospectus or any of its underlying disclosure, and its Engagement Letter did not provide for any fees to be paid by HPX to Credit Suisse in connection with such services. Accordingly, Credit Suisse informed HPX that, since they were not mandated in any other capacity in connection with the proposed Business Combination beyond their unremunerated engagement, they were waiving their entitlement to the payment of any fees, including its deferred underwriting fee from its participation in HPX’s IPO.
On October 24, 2022, HPX issued a press release and filed a current report on Form 8-K announcing the voluntary transfer of the listing of the HPX Securities from the New York Stock Exchange to NYSE American. On October 27, 2022, the HPX Securities began trading on NYSE American.
Initial Business Combination
The rules of the NYSE require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust). We refer to this as the 80% of net assets test. If our board of directors is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria. We do not currently intend to purchase multiple businesses in unrelated industries in conjunction with our initial business combination, although there is no assurance that will be the case.
We will only complete a business combination if the post-business combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to our initial business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the issued and outstanding share capital, shares or other equity securities of a target business or issue a substantial number of new shares to third-parties in connection with financing our initial business combination. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be valued for purposes of the 80% of net assets test. If our initial business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses. Notwithstanding the foregoing, if we are not then listed on the NYSE for whatever reason, we would no longer be required to meet the foregoing 80% of net assets test.
HPX Extension Amendments
On July 14, 2022, HPX shareholders approved an amendment to its then existing amended and restated memorandum and articles of association to give effect to the Initial Extension (the “Initial Extension Amendment”). The Initial Extension Amendment extends the date by which HPX must consummate its initial business combination from July 20, 2022 to November 20, 2022. At the meeting related to the Initial Extension Amendment, the holders of 19,472,483 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, leaving approximately $58.4 million in the Trust Account as of that date. On November 3, 2022, HPX shareholders approved another amendment to HPX’s amended and restated memorandum and articles of association to give effect to the Second Extension (the “Second Extension Amendment”). The Second Extension Amendment further extends the date by which HPX must consummate its initial business combination from November 20, 2022 to March 31, 2023. If HPX’s initial business combination is not consummated by March 31, 2023, then HPX’s existence will terminate, and HPX will distribute amounts in the Trust Account as provided in

HPX’s amended and restated memorandum and articles of association. At the meeting related to the Second Extension Amendment, the holders of 3,650,973 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of approximately $36.7 million, leaving approximately $21.9 million in the Trust Account as of that date.
Corporate Information
Our executive offices are located at 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801, and our telephone number is (302) 295-4929. Our website is https://www.hpxcorp.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus or the registration statement of which this proxy statement/prospectus is a part.
We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding, in whole or in part, of a payment of dividend or other distribution of income or capital by us to our shareholders or, a payment of principal or interest or other sums due under a debenture or other obligation of us.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of the New PubCo Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” will have the meaning associated with it in the JOBS Act.
Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of any fiscal year for so long as either (1) the market value of our ordinary shares held by non-affiliates did not exceed $250 million as of the prior June 30, or (2) our annual revenues did not exceed $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates did not exceed $700 million as of the prior June 30.
Furthermore, we are a “controlled company” within the meaning of the NYSE listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating and corporate governance committee is composed entirely of independent directors, and the requirement that the compensation committee is composed entirely of independent directors.
Limitation on Liability and Indemnification of Officers and Directors
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. We have also entered into indemnity agreements with them.
Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.
Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.
Redemption of Public Shares and Liquidation if No Initial Business Combination
Our amended and restated memorandum and articles of association provide that we will have only until March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension) to complete our initial business combination. If we have not completed our initial business combination within such period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest income to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our HPX Warrants, which will expire worthless if we fail to complete our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension).
Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension). However, if our Sponsor or management team acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our initial business combination within the allotted time period.
Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension) or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of public shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our public shares at such time.
We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $218,475 of proceeds held outside the Trust Account as of September 30, 2022, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If we were to expend all of the net proceeds of our IPO and the sale of the HPX Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.00. The funds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.
Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum, our independent registered public accounting firm, and the underwriter of our IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than Marcum, our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are the directors of our company. Therefore, we cannot assure you that our Sponsor will be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the funds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.
We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to $1,000,000 from the proceeds of our IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.
If we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy or winding-up petition or an involuntary bankruptcy or winding-up petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.
Our public shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension) (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.
Facilities
We currently maintain our executive offices at 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801. The cost for this space is included in the $10,000 per month fee that we pay our Sponsor for office space, administrative and support services. We consider our current office space adequate for our current operations.
Employees
We currently have one officer and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.
Legal Proceedings
We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us or any of our officers or directors in their corporate capacity.
Periodic Reporting and Audited Financial Statements
HPX has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission.

Directors and Executive Officers
Name	Age	Position
Carlos Piani	49	Chief Executive Officer and Chief Financial Officer and Director
Bernardo Hees	52	Co-Chairman of the Board of Directors
Rodrigo Xavier	53	Co-Chairman of the Board of Directors
Marcos Peigo	42	Director
Wolney Edirley Goncalvez Betiol	57	Director
Rafael Salvador Grisolia	56	Director
Salete Pinheiro	67	Director
Our directors and executive officers are as follows:
Carlos Piani, Chief Executive Officer and Chief Financial Officer and Director
Carlos Piani has been our Chief Executive Officer and Chief Financial Officer and a director since our inception. Mr. Piani has over 20 years of investment and operational experience and a depth of investment and mergers and acquisitions experience in a wide range of industries. Mr. Piani is currently the Chairman of Equatorial Energia S.A. (SAO: EQTL3), a Brazilian utilities company, Chairman of Brasil Brokers Participacoes S.A. (SAO: BBRK3), a Brazilian real estate company, and serves on the board of directors of Vibra S.A., previously known as Petrobras Distribuidora S.A. (SAO: VBBR3), Brazil’s largest fuel distribution company. Mr. Piani served as Head of Strategic Initiatives and Mergers & Acquisitions in 2019 at Kraft Heinz and Zone President of Kraft Heinz Canada from 2015 to 2018. Prior to joining Kraft Heinz, Mr. Piani served as Chief Executive Officer of PDG Realty S.A. Empreendimentos e Participacoes (SAO: PDGR3), a real estate company, from August 2012 to August 2015. Previously, he served as Co-Head of Private Equity of Vinci Partners, an independent asset management firm, from April 2010 to August 2012, as Chief Executive Officer of CEMAR, an electricity distribution company in Brazil, from March 2006 to April 2010, and as Chief Executive Officer of Equatorial Energia S.A., CEMAR’s controlling shareholder, from March 2007 to April 2010. From 1998 to 2004, Mr. Piani served at Banco Pactual S.A. (now known as BTG Pactual S.A.), initially as an investment banking analyst and later as an Associate Partner of the Principal Investment Group, where he managed a multi-million dollar venture capital fund focused on Brazilian technology companies. Mr. Piani has a degree in computer science from PUC/RJ and a bachelor’s degree in business from IBMEC/ RJ. He has also completed the Owner and President Management Program at Harvard Business School and is a Chartered Financial Analyst by CFA Institute.
Mr. Piani’s extensive experience in managing and operating public and private companies of varying size and complexity across many industries in Brazil, and his extensive experience in the areas of finance, strategy and mergers and acquisitions enable him to provide valuable expertise to us.
Bernardo Hees, Co-Chairman of the Board of Directors
Bernardo Hees has served as Co-Chairman of our board of directors since July 2020. Mr. Hees served as a partner of 3G, a private equity firm, from 2010 to 2019 and was responsible for leading some of 3G’s most iconic investments. Until stepping down in June 2019, Mr. Hees served as the Chief Executive Officer of Kraft Heinz (NYSE: KHC), one of the largest manufacturers and marketers of consumer branded food products in the world. Mr. Hees became Chief Executive Officer of Kraft Heinz upon the closing of the merger of Kraft with Heinz in 2015, where he served as Chief Executive Officer since June 2013. Prior to this, Mr. Hees served as Chief Executive Officer of Burger King, a global fast food restaurant chain, from November 2010 to June 2013, upon 3G’s approximately $4.0 billion acquisition of Burger King Holdings (formerly NYSE: BKC). Mr. Hees also served as the Chief Executive Officer of America Latina Logistics (SAO: RAIL3), a Brazilian logistics company, from January 2005 to September 2010 (now known as Rumo S.A.). Mr. Hees is currently the Chairman of the Board and Chair of the Board’s Executive Committee of Avis Budget Group, Inc. (Nasdaq: CAR), a leading global provider of mobility and car rental solutions through its Avis and Budget brands. Mr. Hees has served on the board of directors of Bunge Ltd. (NYSE: BG), an agribusiness and food company, since December 2019. Mr. Hees received his bachelor’s degree from

Pontifícia Universidade Católica do Rio de Janeiro and his MBA from the University of Warwick and he completed the Owner and President Management Program at Harvard Business School.
Additionally, among the reasons for his appointment as a director, Mr. Hees’s financial, business and operational experience, as well as the experience that he has accumulated through his activities as an executive and investor, add strategic vision to the board of directors to assist with our ultimate business combination transaction.
Rodrigo Xavier, Co-Chairman of the Board of Directors
Rodrigo Xavier has served as Co-Chairman of our board of directors since July 2020. From 2014 to 2017, Mr. Xavier served as Chief Executive Officer and Chairman of the board of directors of Bank of America Merrill Lynch Brazil. Prior to this, from 2009 to 2013, he was a Founding Partner and member of the Executive Committee of Vinci Partners. Mr. Xavier joined Banco Pactual in 1993, where he became a senior partner and executive committee member. He later served as Chief Executive Officer of UBS Pactual from 2008 to 2009. In 2018, Mr. Xavier became a fellow at Stanford’s Distinguished Career Institute (“DCI”) and has since become an investor board member and adviser at DCI in the topics of digital transformation, innovation, technology and social entrepreneurship. Mr. Xavier received his bachelor’s degree in Economics from Universidade de Brasilia and completed his post-graduate studies in International Economics from Tohoku and Fukushima Universities in Japan. He also has a master’s degree in International Management from the American Graduate School of International Management (Thunderbird), USA.
Mr. Xavier’s significant financial experience, particularly in management and senior executive roles at large financial institutions make him a valuable member of our board of directors.
Marcos Peigo, Director
Marcos Peigo has served as a director since July 2020. Mr. Peigo has served as an Operating Partner of Digital Colony, a global investment firm, and Chief Executive Officer and Board Member of Scala, the Latin American hyperscale data center platform of Digital Colony, since April 2020. Prior to this, Mr. Peigo was Vice President of Value Creation at IBM Latin America from 2018 to April 2020, and before that was the Chief Operating Officer at UOL Diveo Tecnologia Ltda. From 2012 to 2017. From 2004 to 2013, Mr. Peigo served as the Chief Executive Officer of Solvo Serviços de Informática S.A and from 2002 to 2007, he served as a Board Member of Automatos International Ltd. In 2014, Mr. Peigo founded Lemniscata Ventures, a privately held advisory and investment firm. Mr. Peigo studied Electrical Engineering and Economics at Pontificia Universidade Catolica de São Paulo.
Mr. Peigo’s significant experience in the technology and infrastructure-focused sector in Brazil will give our board of directors increased insight into broader industries when considering target business for our initial business combination.
Wolney Edirley Goncalves Betiol, Director
Wolney Edirley Goncalves Betiol has served as a director since July 2021. Mr. Betiol is an entrepreneur, an investor, and a business leader with more than 30 years in technology industry. In 1990, he co-founded Bematech, which became one of the largest Brazilian companies focused on retail automation solutions, took the company public in 2007 and led the process of merging the company with Totvs, one of the largest IT companies in Latin America in 2015. Also in 2015, Mr. Betiol founded Synapse Venture Capital, a global investment firm focused on investing in innovative companies and venture capital funds, strengthening the ties between Silicon Valley and Brazil. Mr. Betiol holds an Electrical and Electronic Engineering degree from Cefet/PR. Mr. Betiol also has a master’s degree in Computer Science from UTFPr and an MBA from Fundação Getulio Vargas.
Mr. Betiol’s significant experience in the business technology industry of Brazil will make him a valuable member of our board of directors.

Rafael Salvador Grisolia, Director
Rafael Salvador Grisolia has served as a director since July 2021. Mr. Grisolia is a senior executive with over 20 years of experience in high leadership positions or as an executive officer in large Brazilian companies. He was most recently the Chief Executive Officer of BR Distribuidora S.A., from 2019 to January 2021, and prior to that served as CFO and IRO of Petroleo Brasileiro S.A. since 2018. He was CFO and IRO of Petrobras Distribuidora S.A. from 2017 to 2018 and CFO and IRO of InBrands S.A. from 2013 to 2017. Prior to this, he was an executive officer of many large Brazilian companies, including Cosan, Cremer Group, Trigo Group and Esso (ExxonMobil). Mr. Grisolia has extensive experience in successfully coordinating privatization processes, turnarounds, M&A’s and IPO’s for large and well-known Brazilian companies. He was certified by IBGC (Brazilian Institute of Corporate Governance), having participated in the Board of Directors of PDG Realty, a Brazilian real estate developer and IBP, the Brazilian Institute of Oil & Gas.
Mr. Grisolia’s extensive experience as an executive officer coordinating Brazilian M&A transactions will make him a valuable member of our board of directors.
Salete Pinheiro, Director
Salete Pinheiro has served as a director since July 2020. Ms. Pinheiro has been a member of the Fiscal Board of BR Distribuidora S.A. and Jereissati Participações S.A. (each a public company) from September 2019 and August 2020, respectively, to the present. Ms. Pinheiro has also been the Coordinator of the Audit Committee of HDI Seguros S.A. and Icatu Seguros S.A. (each an insurance company) and member of Banco Nacional de Desenvolvimento Econômico e Social — BNDES from 2020 to the present. Ms. Pinheiro also worked for PricewaterhouseCoopers from 1979 to 2018, including 23 years as an Audit Partner. Ms. Pinheiro holds a bachelor’s degree in Accounting and obtained her MBA from IBMEC.
Ms. Pinheiro’s significant experience serving as an auditor for companies across many decades in a diverse array of industries in Brazil will make her a valuable member of our board of directors.
Director Independence
The rules of the NYSE require that a majority of our board of directors be independent within one year of our Initial Public Offering. An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have four “independent directors” as defined in the NYSE rules and applicable SEC rules. Our board has determined that each of Marcos Peigo, Rafael Salvador Gisolia, Wolney Betiol and Salete Pinheiro is an independent director under applicable SEC and NYSE rules.
Number and Terms of Office of Officers and Directors
Our board of directors consists of seven members. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors or by a majority of the holders of HPX Ordinary Shares.
Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman (or Co-Chairmen, if applicable), a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.
Officer and Director Compensation
None of our directors or officers have received any cash compensation for services rendered to us. Commencing on the date that our securities were listed on the New York Stock Exchange through the earlier of consummation of our initial business combination and our liquidation, we will pay our Sponsor a total of $10,000 per month for office space, administrative and support services. Our Sponsor, directors and officers, or any of their respective affiliates, are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee review on a quarterly basis all payments that are made by us to our Sponsor, directors, officers or our or any of their respective affiliates. On June 25, 2020, our Sponsor transferred 20,000 founder shares to each of our independent directors at the time at their original per-share purchase price.
After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed initial business combination. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors.
We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.
Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our audit committee, compensation committee and the nominating and corporate governance committee are composed solely of independent directors. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. The charter of each committee is available on our website at https://www.hpxcorp.com.
Audit Committee
The members of our audit committee are Salete Pinheiro, Rafael Salvador Grisolia and Marcos Peigo. Salete Pinheiro serves as chairman of the audit committee.
Each member of the audit committee is financially literate and our board of directors has determined that Salete Pinheiro qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.
We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:
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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The members of our compensation committee are Wolney Betiol, Marcos Peigo and Salete Pinheiro. Wolney Betiol serves as chairman of the compensation committee.
We have adopted a compensation committee charter, which details the principal purpose and responsibility of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

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reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NYSE and the SEC.

Nominating and Corporate Governance Committee
The members of our nominating and corporate governance committee are Marcos Peigo, Rafael Salvador Grisolia and Wolney Betiol. Marcos Peigo serves as chairman of the nominating and corporate governance committee.
We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:
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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board of directors, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

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developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

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coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

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reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.
Compensation Committee Interlocks and Insider Participation
None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Exchange Act requires our officers, directors and persons who beneficially own more than ten percent of our ordinary shares to file reports of ownership and changes in ownership with the SEC. These reporting persons are also required to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of such forms, we believe that during the year ended December 31, 2021 there were no delinquent filers.
Code of Ethics
We have adopted a code of ethics and business conduct (our “Code of Ethics”) applicable to our directors, officers and employees. Our Code of Ethics is available on our website. Our Code of Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.
Conflicts of Interest
Under Cayman Islands law, directors and officers owe the following fiduciary duties:
(i)
duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)
duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)
duty to not improperly fetter the exercise of future discretion;

(iv)
duty to exercise powers fairly as between different sections of shareholders;

(v)
duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(vi)
duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience which that director has.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances, what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.
Our management team, in their capacities as members, officers or employees of our Sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by our Sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties.
Each of our directors and officers presently has, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence.
We do not believe, however, that the fiduciary duties or contractual obligations of our directors or officers will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination. Additionally, we do not believe, however, these duties have materially affected our search for an acquisition target or will materially affect our ability to complete our business combination.
Below is a table summarizing the other entities to which our officers and directors currently have fiduciary duties or contractual obligations:
Individual	Entity/Organization	Entity’s Business	Affiliation
Bernardo Hees	Avis Budget Group, Inc.	Mobility and Car Rental	Chairman of the Board
	Bunge Ltd.	Agribusiness and Food	Director
Carlos Piani	Equatorial Energia S.A.	Utilities	Chairman of the Board
	Vibra S.A.	Fuel Distribution	Director

Individual	Entity/Organization	Entity’s Business	Affiliation
Rodrigo Xavier	N/A	N/A	N/A
Marcos Peigo	Scala Data Centers S.A.	Data Center Platform	Chief Executive Officer and Board Member
	Dyn DC Data Centers e Participações S.A.	Data Center Platform	Chief Executive Officer
	Lemniscata Ventures	Investment Advisory	Founder
Rafael Grisolia	N/A	N/A	N/A
Wolney Betiol	Synapse Venture Capital	Investment Firm Payments	Founder
	EBANX S.A.	Payments	Consulting Board Member
Salete Pinheiro	Vibra S.A.	Petroleum Derivatives and Biofuels	Fiscal Board Member
	Jereissati Participações S.A.	Holding Company; Primarily Telecommunication	Audit Committee Member
	HDI Seguros S.A.	Insurance	Audit Committee Member
	Icatu Seguros S.A.	Insurance	Audit Committee Member
There are also other potential conflicts of interest:
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none of our directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities;

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in the course of their other business activities, our directors and officers may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see “— Directors and Executive Officers;”

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our initial shareholders, directors and officers have agreed to waive their redemption rights with respect to any Founder Shares and public shares held by them in connection with the consummation of our initial business combination. Additionally, our initial shareholders have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension. However, if our initial shareholders (or any of our directors, officers or affiliates)) acquire public shares, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to consummate our initial business combination within the prescribed time frame. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the HPX Private Placement Warrants held in the Trust Account will be used to fund the redemption of our public shares, and the HPX Private Placement Warrants will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by our initial shareholders until the earlier of: (1) one year after the completion of our initial business combination; and (2) subsequent to our initial business combination (x) if the last reported sale price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (y) the date on which we complete a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. With certain limited exceptions, the HPX Private Placement Warrants and the HPX Class A Ordinary Shares underlying such warrants will not be transferable, assignable or salable by our Sponsor until 30 days after the completion of our initial business combination. Since our Sponsor and directors and officers may directly or indirectly own ordinary shares and warrants, our directors and officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination;

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our directors and officers may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination;

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our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers was included by a target business as a condition to any agreement with respect to our initial business combination; and

•
the conflicts described above may not be resolved in our favor.

Accordingly, if any of the above directors or officers become aware of a business combination opportunity which is suitable for any of the above entities to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, directors or officers. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from an independent accounting firm that such an initial business combination is fair to our company from a financial point of view.
In addition, our Sponsor or any of its affiliates may make additional investments in the company in connection with the initial business combination, although our Sponsor and its affiliates have no obligation or current intention to do so. If our Sponsor or any of its affiliates elects to make additional investments, such proposed investments could influence our Sponsor’s motivation to complete an initial business combination.
In the event that we submit our initial business combination to our public shareholders for a vote, our initial shareholders, directors and officers have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any founder shares (and their permitted transferees will agree) and public shares held by them in favor of our initial business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HPX
The following discussion and analysis should be read in conjunction with the financial statements and related notes of HPX, included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting HPX’s current expectations, estimates and assumptions concerning events and financial trends that may affect HPX’s future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Overview
HPX is a blank check company incorporated in the Cayman Islands on March 20, 2020, incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. HPX intends to effectuate a business combination using cash derived from the proceeds of the IPO and the sale of the HPX Private Placement Warrants, HPX Ordinary Shares, debt or a combination of cash, shares and debt.
HPX expects to incur significant costs in the pursuit of its acquisition plans. HPX cannot assure you that its plans to complete a business combination (including the Business Combination) will be successful.
Recent Developments
Entry Into Business Combination Agreement
On July 5, 2022, the Business Combination Agreement was entered into by and among HPX, New PubCo, Merger Sub, Emergencia and Ambipar (collectively, the “Parties”). Pursuant to the Business Combination Agreement, the Parties have agreed that, on the terms and subject to the conditions set forth therein, at the Closing, among other things, (i) HPX shall be merged with and into New PubCo, with New PubCo as the surviving entity and (ii) Merger Sub shall be merged with and into New PubCo, with New PubCo as the surviving entity.
HPX Extension Amendments
On July 14, 2022, HPX shareholders approved an amendment to its then existing amended and restated memorandum and articles of association to give effect to the Initial Extension. The Initial Extension Amendment extends the date by which HPX must consummate its initial business combination from July 20, 2022 to November 20, 2022. At the meeting related to the Initial Extension Amendment, the holders of 19,472,483 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, leaving approximately $58.4 million in the Trust Account. as of that date. On November 3, 2022, HPX shareholders approved another amendment to HPX’s amended and restated memorandum and articles of association to give effect to the Second Extension. The Second Extension Amendment further extends the date by which HPX must consummate its initial business combination from November 20, 2022 to March 31, 2023. If HPX’s initial business combination is not consummated by March 31, 2023, then HPX’s existence will terminate, and HPX will distribute amounts in the Trust Account as provided in HPX’s amended and restated memorandum and articles of association. At the meeting related to the Second Extension Amendment, the holders of 3,650,973 HPX Class A Ordinary Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of approximately $36.7 million, leaving approximately $21.9 million in the Trust Account as of that date.
Transfer of Listing to NYSE American
On October 24, 2022, HPX issued a press release and filed a current report on Form 8-K announcing the voluntary transfer of the listing of the HPX Securities from the New York Stock Exchange to NYSE American. On October 27, 2022, the HPX Securities began trading on NYSE American.

Additional Loan Under the Unsecured Promissory Note
On November 30, 2022, under the terms of the promissory note entered into between HPX and the Sponsor on June 24, 2022, pursuant to which the Sponsor agreed to loan HPX up to an aggregate principal amount of $905,000, the Sponsor loaned to HPX an additional $205,000 for working capital purposes, bringing the total aggregate principal amount loaned under the terms of such promissory note to $905,000 as of the date of this proxy statement/prospectus.
These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. If HPX does not consummate a business combination, all amounts loaned to it in connection with these loans will be forgiven except to the extent that HPX has funds available to it outside of the Trust Account.
Results of Operations
HPX has neither engaged in any operations nor generated any operating revenues to date. HPX’s only activities through September 30, 2022 were organizational activities, those necessary to prepare for the IPO, described below, and subsequent to the IPO, the search for a target company for a business combination. On July 5, 2022, HPX entered into the Business Combination Agreement. HPX does not expect to generate any operating revenues until after the completion of its initial business combination, at the earliest. Since the signing of the Business Combination Agreement, HPX has been focused on ensuring that the transaction is consummated.
HPX has in the past generated non-operating income in the form of interest income on marketable securities held in the Trust Account. On June 24, 2022, HPX instructed Continental, the trustee managing the Trust Account, to hold all funds in the Trust Account in cash until the earlier of the consummation of an initial business combination and the liquidation of HPX to mitigate any risk of being viewed as operating an unregistered investment company. As a result, HPX no longer generates non-operating income in the form of interest income on marketable securities held in the Trust Account. HPX incurs expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.
For the nine months ended September 30, 2022, HPX had a net income of $1,578,416, which consisted of change in fair value of warrant liabilities of $5,826,276, change in fair value of PIPE derivative liability of $89,022, interest income on cash and marketable securities held in the Trust Account of $694,351, and other income of $296,643, partially offset by operating and formation costs of $5,327,876.
For the nine months ended September 30, 2021, HPX had a net income of $7,577,070, which consisted of a change in fair value of warrant liabilities of $8,278,200, interest income from the operating bank account of $72, and interest income on marketable securities held in the Trust Account of $18,927, partially offset by operating and formation costs of $720,129.
For the year ended December 31, 2021, HPX had a net income of $9,394,728, which consisted of a change in fair value of warrant liabilities of $10,533,024, interest income from the operating bank account of $89, and interest income on marketable securities held in the Trust Account of $25,305, partially offset by operating costs of $1,163,690.
For the period from March 20, 2020 (inception) through December 31, 2020, HPX had net loss of $8,683,738, which consisted of operating costs of $314,723, transaction costs allocable to warrants of $497,297 and change in fair value of warrant liabilities of $7,884,000, partially offset by interest income on marketable securities held in the Trust Account of $12,211 and interest income from the operating bank account of $71.
Liquidity and Capital Resources
On July 20, 2020, HPX consummated the IPO of 25,300,000 units, inclusive of the underwriter’s election to fully exercise its option to purchase an additional 3,300,000 units, at a price of $10.00 per unit, generating gross proceeds of $253,000,000. Simultaneously with the closing of the IPO, HPX consummated the sale of 7,060,000 HPX Private Placement Warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $7,060,000.
Following the IPO, the exercise of the over-allotment option in full and the sale of the HPX Private Placement Warrants, a total of $253,000,000 was placed in the Trust Account. HPX incurred $14,528,328 in transaction costs, including $5,060,000 of underwriting fees, $8,855,000 of deferred underwriting fees and $613,328 of other costs.
Credit Suisse, the underwriter and bookrunner in its IPO and placement agent in connection with the PIPE Financing, resigned as a placement agent, ceased to act in any capacity, role or relationship in connection with the PIPE Financing and waived any entitlement to its deferred underwriting fee that accrued from its participation in HPX’s IPO in the amount of $8,855,000 and all right to fees under its Engagement Letter dated March 24, 2022 with HPX and Ambipar. On August 19, 2022, HPX, Ambipar and Credit Suisse executed a formal termination letter and HPX and Credit Suisse executed the Waiver Letter confirming its resignation effective as of July 5, 2022 and waiver of fees. The deferred underwriting fee was agreed between HPX and Credit Suisse in the IPO Underwriting Agreement and was earned in full upon completion of the IPO but the payment of deferred underwriting fees was conditioned upon closing of HPX’s initial business combination such that the waiver was given by Credit Suisse on a gratuitous basis without any consideration to Credit Suisse from HPX. In its past role as placement agent, Credit Suisse performed the following services: (i) facilitated outreach to potential PIPE investors, (ii) provided assistance in connection with the preparation of documentation related to the PIPE Financing, including by organizing and processing publicly available market data with respect to sector-specific comparable companies, and (iii) generally participated in the PIPE Financing efforts. Credit Suisse was not involved in the preparation or review of this proxy statement/prospectus or any of its underlying disclosure, and its Engagement Letter did not provide for any fees to be paid by HPX to Credit Suisse in connection with such services. Accordingly, Credit Suisse informed HPX that, since they were not mandated in any other capacity in connection with the proposed Business Combination beyond their unremunerated engagement, they were waiving their entitlement to the payment of any fees, including its deferred underwriting fee from its participation in HPX’s IPO.
For the nine months ended September 30, 2022, net cash used in operating activities was $1,031,317. Net income of $1,578,416 was affected by interest income on cash and marketable securities of $694,351 change in fair value of warrant liabilities of $5,826,276, change in fair value of PIPE derivative liability of $89,022, and other income generated from the waived deferred underwriting fee payable of $296,643. Changes in operating assets and liabilities provided $4,296,559 of cash from operating activities, primarily due to the deferred legal fees of $4,304,833.
For the nine months ended September 30, 2022, net cash used in financing activities was $194,381,445. As discussed in note 5 to the unaudited condensed financial statements of HPX, HPX drew down $700,000 on an unsecured promissory note. HPX also withdrew $195,081,445 from the Trust Account in connection with the redemptions following the Initial Extension on July 14, 2022. For the nine months ended September 30, 2021, net cash from financing activities was nil, as no cash was provided by or used in financing activities.
For the nine months ended September 30, 2021, net cash used in operating activities was $398,507. Net income of $7,577,070 was affected by interest income on marketable securities of $18,927 and a change in fair value of warrant liabilities of $8,278,200. Changes in operating assets and liabilities provided $321,550 of cash from operating activities.
For the year ended December 31, 2021, net cash used in operating activities was $582,258. Net income of $9,394,728 was affected by interest income on marketable securities of $25,305 and a change in fair value of warrant liabilities of $10,533,024. Changes in operating assets and liabilities provided $581,343 of cash from operating activities.
For the period from March 20, 2020 (inception) through December 31, 2020, cash used in operating activities was $439,502. Net loss of $8,683,738 was impacted by interest earned on marketable securities held in the Trust Account of $12,211, change in fair value of warrant liabilities of $7,884,000, and transaction costs allocable to warrants of $497,297. Changes in operating assets and liabilities used $124,850 of cash from operating activities.

As of September 30, 2022, HPX had cash held in the Trust Account of $58,650,422. HPX intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, which interest shall be net of taxes payable and excluding deferred underwriting commissions if any, to complete its business combination. HPX may withdraw interest from the Trust Account to pay taxes, if any. Through September 30, 2022, HPX had not withdrawn any interest from the Trust Account and had withdrawn $195,081,445 from the Trust Account in connection with the redemptions following the Initial Extension in July 2022. To the extent that HPX’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account after any redemptions will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue its growth strategies.
As of September 30, 2022, HPX had cash of $218,475 held outside of the Trust Account. HPX intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, structure, negotiate and complete a business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of HPX’s officers and directors may, but are not obligated to, loan funds to HPX as may be required. If HPX completes a business combination, HPX may repay such loaned amounts out of the proceeds of the Trust Account released to it. In the event that a business combination does not close, HPX may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into Working Capital Warrants, at a price of $1.00 per warrant, at the option of the lender. The Working Capital Warrants would be identical to the HPX Private Placement Warrants. As of September 30, 2022 and December 31, 2021 and 2020, there were no amounts outstanding under the Working Capital Loans.
On August 11, 2021, the Sponsor committed to provide us an aggregate of $150,000 in loans. On February 21, 2022, the Sponsor committed to provide us with an additional $755,000 in loans, bringing the total commitment amount to $905,000. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. If we do not consummate a business combination, all amounts loaned to us in connection with these loans will be forgiven except to the extent that we have funds available to it outside of the Trust Account.
On June 24, 2022, the Sponsor loaned to HPX an aggregate of $700,000 for working capital purposes. On November 30, 2022, the Sponsor loaned to HPX an additional aggregate of $205,000 for working capital purposes. These loans are evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants.
As of September 30, 2022, $700,000 were outstanding under such loan.
If HPX’s estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, HPX may have insufficient funds available to operate its business prior to its initial business combination. Moreover, HPX may need to obtain additional financing either to complete its business combination or because it becomes obligated to redeem a significant number of public shares upon completion of a business combination, in which case HPX may issue additional securities or incur debt in connection with such business combination.
Going Concern
HPX may need to raise additional capital through loans or additional investments from the Sponsor, shareholders, officers, directors or third parties. HPX’s officers, directors and Sponsor may, but are not obligated to, loan HPX funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet HPX’s working capital needs. Accordingly, HPX may not be able to obtain additional financing. If HPX is unable to raise additional capital, HPX may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. HPX cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In connection with HPX’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that if HPX is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), then HPX will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about HPX’s ability to continue as a going concern. HPX intends to complete a business combination before the mandatory liquidation date or obtain approval for an extension, however, it is uncertain whether HPX will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should HPX be required to liquidate after March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension).
Off-Balance Sheet Arrangements
HPX had no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2022. HPX does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. HPX has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.
Contractual Obligations
HPX does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, administrative and support services, provided to HPX. HPX began incurring these fees on July 16, 2020 and will continue to incur these fees monthly until the earlier of the completion of a business combination and HPX’s liquidation.
The underwriter of the IPO is entitled to a deferred fee of $0.35 per unit, or $8,855,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that HPX completes a business combination, subject to the terms of the IPO Underwriting Agreement. Of such deferred fee amount, up to $0.175 per unit, or up to $4,427,500, may be paid to third parties who did not participate in the IPO (but who are members of FINRA or regulated broker-dealers) that assist HPX in consummating a business combination. The election to make such payments to third parties will be solely at the discretion of HPX’s management team, and such third parties will be selected by HPX’s management team in its sole and absolute discretion. HPX’s shareholders should be aware that Credit Suisse has resigned from its role as placement agent in connection with the PIPE Financing. Credit Suisse has disclaimed any responsibility for any portion of this proxy statement/prospectus, has waived its deferred underwriting fees and any fees in connection with the Business Combination. Shareholders should be aware that the resignation of Credit Suisse indicates that Credit Suisse does not want to be associated with the disclosure in this proxy statement/prospectus or the transactions contemplated hereby, and shareholders should not place any reliance on the participation of Credit Suisse prior to such resignation in the transactions contemplated by this proxy statement/prospectus. See “Summary of the Proxy Statement/Prospectus — Recent Developments” and “Risk Factors — Risks Relating to the Business Combination and HPX — Credit Suisse was to be compensated in part on a deferred basis for already-rendered services in connection with HPX’s IPO in part for advisory services provided to HPX in connection with the Business Combination. However, Credit Suisse gratuitously and without any consideration from HPX or Emergencia waived such compensation and disclaimed any responsibility for this proxy statement / prospectus.”
HPX has arrangements with a consultant to provide services to HPX relating to market and industry analyses, assistance with due diligence, and financial modeling and valuation of potential targets. HPX agreed to pay the service provider a fee of R$6,600 per month (approximately $1,200 per month). The agreement was initially entered into for a fixed term of 24 months terminating on September 15, 2022, but was renewed and will terminate upon closing of the initial business combination.
Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires HPX’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. HPX has identified the following critical accounting policies:
Warrant Liabilities
HPX accounts for the HPX Warrants in accordance with the guidance contained in ASC 815-40 under which the HPX Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, HPX classifies the HPX Warrants as liabilities at their fair value and adjust the HPX Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in HPX’s statement of income. The HPX Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation. For periods subsequent to the detachment of the HPX Public Warrants from the units, which occurred on September 8, 2020, the HPX Public Warrant quoted market price was used as the fair value as of each relevant date.
Class A Ordinary Shares Subject to Redemption
HPX accounts for the HPX Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” HPX Class A Ordinary Shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within HPX’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. HPX Class A Ordinary Shares feature certain redemption rights that are considered to be outside of HPX’s control and subject to occurrence of uncertain future events. Accordingly, HPX Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of HPX’s balance sheets.
Net Income (Loss) Per Ordinary Share
HPX complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” HPX has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable HPX Class A Ordinary Shares is excluded from income (loss) per ordinary share as the redemption value approximates fair value.
Recent Accounting Standards
In August 2020, the FASB issued ASU No. 2020-06, “Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. HPX is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

HPX’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the financial statements included in this proxy statement/prospectus.
Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in HPX’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in HPX’s reports filed or submitted under the Exchange Act is accumulated and communicated to HPX’s management, including HPX’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a-15 and 15d-15 under the Exchange Act, HPX’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of HPX’s disclosure controls and procedures as of September 30, 2022. Based upon their evaluation, HPX’s Chief Executive Officer and Chief Financial Officer concluded that HPX’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective, due solely to the material weakness in HPX’s internal control over financial reporting related to HPX’s accounting for complex financial instruments.
HPX’s management has identified a material weakness in internal controls related to the accounting for complex financial instruments. HPX’s management has implemented remediation steps to improve HPX’s internal control over financial reporting. Specifically, HPX expanded and improved its review process for complex securities and related accounting standards. HPX plans to further improve this process by enhancing access to accounting literature, identification of third-party professionals with whom to consult regarding complex accounting applications and consideration of additional staff with the requisite experience and training to supplement existing accounting professionals. The elements of HPX’s remediation plan can only be accomplished over time, and HPX can offer no assurance that these initiatives will ultimately have the intended effects.
Changes in Internal Control over Financial Reporting
Except as disclosed above, there were no changes in HPX’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, HPX’s internal control over financial reporting.

BUSINESS OF EMERGENCIA
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to the business of Emergencia and its subsidiaries prior to the consummation of the Business Combination and of New PubCo and its subsidiaries following the consummation of the Business Combination.
Our Purpose and Vision
Our purpose is to help our customers address environmental and sustainability challenges to contribute to a sustainable world and protect the environment for the generations to come.
Our vision is to become a global reference in client-focused, integrated environmental solutions.
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.
Our diversified customer base of over 10,000 customers as of June 30, 2022 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.
We started our environmental emergencies operations in 2008 as part of the broader Ambipar Group founded in 1995 by Mr. Tercio Borlenghi Junior, who is expected to be the chairman of New PubCo’s board of directors following the Closing and our indirect controlling shareholder. Over the years, we have focused on building a fully integrated platform in Latin America by applying a strategy of increasing our reach, market share and complementary services through strategic acquisitions, including the acquisitions of SOS COTEC — Consultoria e Tecnologia e Ecológica S.A. (“SOS COTEC”) in 2011, Suatrans Emergência S.A. (“Suatrans Brazil”) and a stake in Suatrans Chile S.A. (“Suatrans Chile”) in 2012, and WGRA — Gerenciamento de Riscos Ambientais Ltda. (“WGRA”) in 2018. In 2021, we acquired Ambipar Response ES S.A. (formerly known as Controlpar Participações S.A.), thereby improving our portfolio of accident prevention services. In 2022, we have completed six acquisitions in Brazil that expanded the breadth of our services offering, including Dracares Apoio Marítimo e Portuário Ltda, which strengthened our oil spill operations; Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda., through which we began our activities of fighting wildfires through aircrafts; and CTA Serviços em Meio Ambiente Ltda., through which we act in the rescue of animals and recovery of flora impacted by oil spills.
In 2018, we started our international expansion with the acquisition of Braemar Response Ltd. (“Braemar Response”), a British company founded in 1948 with extensive experience in responding to environmental emergencies, responding to our customers’ demand in Europe. In 2020, we acquired Allied International Emergency, LLC in the United States, which provides emergency response, environmental remediation and industrial services. In addition to that acquisition, since 2020, we have completed seven other acquisitions in the United States, including the WOB Acquisition, six in Canada (including our recent acquisition of Ridgeline Canada Inc. in August 2022), two in Europe and two in Latin America (including the consolidation of our control of Suatrans Chile). We believe that the WOB Acquisition will be transformational for us as it strengthens our presence on continents where we are already active and allows us entry into Asia and Oceania.

Source: Ambipar Group information.
(1)
Net revenue, EBITDA and EBITDA Margin for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2021 and 2022, as well as EBITDA and EBITDA Margin for the years ended December 31, 2020 and 2021, have not been audited, reviewed or compiled by any independent registered public accountant. We adopted IFRS starting January 1, 2020. These figures may not be fully comparable to net revenue, EBITDA and EBITDA Margin for subsequent periods. EBITDA and EBITDA Margin are not defined or calculated under principles, standards or rules that comprise IFRS or U.S. GAAP. Accordingly, the non-GAAP financial measures Emergencia uses and refers to should not be viewed as a substitute for Emergencia’s combined financial statements prepared and presented in accordance with IFRS or any other performance measure derived in accordance with IFRS, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. Emergencia’s definition of EBITDA and EBITDA Margin are specific to its business and you should not assume that these definitions are comparable to similarly titled financial measures of other companies.

(2)
For additional information on how we calculate EBITDA and EBITDA Margin, see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

In 2021 and in the six months ended June 30, 2022, we executed more than 28,000 and more than 20,000 service deliveries to our customers, respectively. We organize our services within three categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.
Emergency Response and Industrial Field Services
Our emergency response and industrial field service category comprises the response to accidents involving hazardous and non-hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), as well as tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in relation to epidemics and pandemics such as the COVID-19 pandemic. Over the years, we have been called to remediate significant environmental accidents, such as the 2019 Brumadinho mining dam collapse in Brazil, and the 2015 fire in Port of Santos in Brazil, which lasted 10 days, as well as the Callao oil spill at the Peruvian shoreline, characterized by the Peruvian Ministry of Foreign Affairs as one of the worst climate disasters in recent times. In addition, we supported containment efforts relating to the COVID-19 pandemic in the United Kingdom, in conjunction with the British army, and in Brazil at office buildings, schools, and in aircraft, buses, and other locations. Considering our prominent role in emergency situations, we have been recognized as a point of reference by public authorities in Brazil, such as the Brazilian Marines, which sent a number of its Marines to train at Emergencia’s training grounds in Nova Odessa, Brazil.
In order to serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. These service centers are equipped with high-quality assets that are subject to frequent preventive maintenance to keep them in excellent condition and we follow standard procedures for each hazardous material category in accordance with the safety guidelines set forth by the United Nations. As of June 30, 2022, we had 217 service centers across five continents.
Our service centers are linked to four regional fully automated centralized operations centers — one in Brazil operating nationwide and in Antarctica, one in Chile serving countries in Latin America other than Brazil, one in the United Kingdom serving Europe and Africa, and one in the United States serving North America. These operation centers manage the emergency response services and other jobs by centralizing the strategic decisions involved in the process of serving our customers. They are responsible for operating a 24/7/365 dedicated hotline that responds to our customers’ orders for emergency response and industrial field services, both subscribed and at spot, and, when required, promptly send the appropriate commands to the service center that is closest to the location where the service will be rendered. These operations centers can track assets in real time by using geographic information system — GIS and geoprocessing tools, and therefore allow for a fast and efficient deployment of equipment and personnel to handle the relevant service.
Consulting services focused on accident prevention and environmental licensing
Our consulting services include highly complex accident prevention and environmental impact studies for various industries to mitigate accident risks and ensure client compliance with the requirements under the applicable environmental licensing processes. Over the past 13 years, we have performed several consulting projects to clients in sectors such as oil and gas, mining, energy, infrastructure and logistics, ports and terminals, sanitation, steel, petrochemicals, beverages and pulp and paper. Our consulting business operates via a Global Environmental Solutions (GES) platform, offering complete and innovative environmental products and services to our customers, with a portfolio including studies of locational alternatives for projects, environmental licensing, construction management and HSE ( Health, Safety and Environment) as well as the execution of environmental programs, management of contaminated areas, effluents and contaminant waste. We seek to innovate in connection with the technical delivery of our products and services, through the development of technological solutions that optimize results using digital tools and geotechnologies, which initiatives culminated in the formation of a partnership with the Environmental Systems Research Institute — ESRI®.
Training Services
In addition, we offer more than 40 professional training programs related to preventing, fighting and remediating emergencies. These services are supported by our proprietary multimodal training centers, in which we perform real-world simulations and provide periodic training to customers, as well as our employees and government agents that cooperate with us in the field, such as environmental agencies, firefighters, policemen, the army and the navy, in each case from countries such as the United Kingdom, Portugal, Brazil, Chile and Argentina, among others. As of June 30, 2022, we had four training centers in North and South America.
We participate in technical cooperation programs with several high-profile environmental agencies, which include the publishing of technical articles on emergency protocols to governmental authorities as well as the attendance of meetings and audiences with various governmental authorities and non-governmental associations, including the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas — ABNT) in Brazil and the National Fire Protection Association — NFPA in the United States, to contribute our expertise to the development of supporting materials and of technical standards. For example, in line with changes in legislation on the storage and transportation of hazardous products, we publish a Hazardous Products Self-Protection Manual, which is currently in its 15th edition. In 2019, we launched the first edition of the Manual for the Environmental Emergency Prevention and Readiness in Ports, Marinas and Terminals.
As of June 30, 2022, we employed more than 3,300 people, including trained responders, who are trained to follow applicable regulatory guidelines and rigorous safety protocols.
Our Competitive Strengths
We are a leading environmental, emergency response and industrial field service provider in Brazil with a strong and growing global presence. We plan to build on our core strengths to continue serving a wide range of important customers across the world.
Competitive advantages in a substantially fragmented market.
The global market for environmental, emergency response and industrial field services is substantially fragmented. In addition, on a global level, there are only few competitors with the capabilities to offer their services globally and as a result, we believe that our value proposition to offer a diversified portfolio of environmental, emergency response and industrial field services covering an extensive geographical area across the supply chain has a strong appeal for customers, in particular clients that operate globally such as multinational petrochemical and commodities companies. Moreover, we believe that our exclusive focus on environmental, emergency response and industrial field services in multiple countries sets us apart from our competitors. Typically in a fragmented market such as ours, most players are local, covering small geographies and covering particular services niches. We are one of very few companies with an international reach as well as specialized personnel on-the-ground to service local markets, enabling us to act both at the local, national and international levels. For the U.S. market, which was responsible for a significant portion of our revenue in 2021, the Environmental Business Journal estimated in 2019 that, for 2020, the total revenue of the remediation and industrial field services market would be $14.6 billion, with the two leading players having less than 5% of the total market share in terms of revenue, calculated as the sum of such leading companies’ revenue for the field and emergency response services segment for the year ended December 31, 2020 divided by the total revenue for 2020 of the estimated U.S. remediation and industrial services market, according to publicly available information of such players.
Entering and expanding internationally in a market such as ours requires significant financial resources, operating expertise and a qualified workforce to build profitable operations. We believe that our leading position in Brazil together with our long history in the marketplace, international scale and proficiency, safety profile, comprehensive service capabilities, capillarity, and highly-skilled and trained personnel serve as solid competitive advantages, which we believe help us foster and maintain customer loyalty and mitigate the risks of competitive pressure.
Standardized services rendered at large scale.
We rendered high-quality environmental, emergency response and industrial field services over 28,000 times in 2021 through our network of service centers spread across five continents and furnished with state-of-the-art equipment, which are linked to our four regional, fully automated centralized operations centers that expedite our response to customer demand. We carefully select the locations of our service centers to optimize our network. The density of our network helps us stay close to our clients and increase our client base. In addition, our multimodal training centers ensure that our staff receives what we believe to be industry-leading training in order to best serve our customers following the utmost quality and safety standards.
In addition, by hiring and training our technical staff in Brazil to serve customers across the world, we believe that we can take advantage of our scale and know-how to deliver superior services at a lower cost than players who operate only in developed countries, thus improving our margins. For instance, with the acquisition of Controlpar in 2021, we increased our staff of highly-qualified technical employees located in Brazil, who create customized solutions to support our customers’ needs for sustainability, environment, oceanography, geoprocessing, outsourced technical personnel, and managing system at a global scale.

Increased commitment to sustainable practices under a favorable regulatory environment.
We are committed to integrating sustainability into our business practices. One of our main goals is to help our clients adopt and improve their environmental, social and governance (“ESG”) practices and mitigate adverse environmental impacts of their operations on communities. We believe that our services are conducive to long-term sustainability, and that the global transition towards sustainable practices presents an attractive business opportunity within our industry. In 2020, we joined the United Nations Global Compact, the largest corporate sustainability initiative in the world organized by the United Nations, and committed to joining efforts to advance all 17 of the United Nations’ sustainable development goals — SDGs, including developing inclusive and sustainable industrialization, supporting affordable and clean energy, fighting climate change, restoring and protecting life below water and on land, ending extreme poverty, improving gender equality and reducing other inequalities, among other goals. By joining the Global Compact, we took an important step towards the full alignment of our business with social and environmental sustainability standards and reinforced our commitment to these values, which we also seek to transmit to our customers.
Sustainability is not only a priority for us, but increasingly also for our clients. Businesses across the globe continue to realize that a focus on sustainability is ever more important to meeting the increasing demands and expectations of customers and stakeholders for environmental responsibility. In addition to market demand, sustainable practices are prompted by a new and stricter regulatory framework together with increasing regulatory oversight, incentivizing or mandating green practices. In Brazil and elsewhere, applicable rules and regulations assign criminal liability to environmental damages. As a result, it is increasingly essential for businesses to have a global, trustworthy and recognized environmental, emergency response and industrial field services provider like us to help them navigate the complex compliance rules as well as adopt appropriate procedures to respond to sustainability challenges. We believe that, as the ESG regulatory framework further develops, we will be well positioned to benefit from a recurring demand for environmental, emergency response and industrial field services.
Solid financial performance and consistent organic and inorganic growth.
We have demonstrated our ability to grow our business through a combination of organic growth, accretive acquisitions and tight cost control, while remaining resilient through slow economic cycles such as during the COVID-19 pandemic.
Our track-record of profitable growth is largely a result of a disciplined strategy of pursuing accretive acquisitions and our ability to integrate companies of different sizes. Since our founding in 2008, we have completed 36 acquisitions. Our experience in identifying suitable targets, acquiring them on what we believe are relatively attractive terms and integrating them successfully into our business has generated significant profit and cash flow accretion. Our business model enables us to leverage our position to optimize the purchase price paid for these acquisitions while using our acquired network to generate synergies and benefits of scale. We seek to capture operational and financial synergies, ensuring quality, operational efficiency and sustainable growth. We also benefit from the expertise brought by the targets in their niche services. For example, with our acquisitions in the United States, we have added asbestos cleaning to our portfolio of services, and by acquiring Lehane, we integrated their technology and expertise in tank cleaning. We then incorporate the target’s expertise to expand our offering in all of our markets. By bringing new expertise into our offerings, we improve our portfolio and increase customer retention.
Further, the success of our international expansion demonstrates our strong ability to enter into new markets through acquisitions. The specialization and ability to provide services at scale allows us to be competitive internationally. For further information about our recent acquisitions, see “— Our History.”
In addition, Emergencia has built a business which we believe will achieve a strong organic growth, which is based on four pillars consisting of (i) operating through standardized service centers, (ii) building and operating centralized emergency operation centers, (iii) offering hazardous materials training centers and (iv) participating in relevant technical committees across the jurisdictions where it operates. The combination of these pillars allows Emergencia to be a one-stop-shop for emergency and industrial services, which has translated into a historical organic growth in its client base, an increase in services provided and consequently an increase in net revenue and profits over the years.

Large and diversified customer base with long-standing relationships.
We serve more than 10,000 clients in 16 countries (including Antarctica), many of which have decade-long relationships with us and several of which have been using our services on a recurring basis for more than five years. Our customer base consists of a broad mix of clients, spanning from local transport companies to multinational mining companies. Our clients operate in a variety of industries, such as chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking, cement, among others. The breadth of our offering allows us to become deeply embedded within our clients, who rely on us to undertake an essential role for their core business, and creates cross-selling opportunities. Our capabilities and customized solutions allow us to build strong client relationships that grow and expand over time. We believe that our long-standing customer relationship and diverse customer base limits our credit exposure to any one customer and potential cyclicality in any one industry.
In addition, the listing of our parent Ambipar in the Brazilian stock exchange enhanced and expanded our relationship with blue-chip companies, which rely on high compliance and governance standards required from listed companies. We believe that becoming a publicly listed company in the United States with shares traded in the NYSE will open doors to many new opportunities that we can capitalize on.
Highly experienced management team and well-established corporate governance practices.
We operate in a well-structured manner to facilitate the effective execution of our growth plan. The principal managers of our technical teams have more than 20 years of experience in our industry and more than 7 years of experience, on average, working with us. Our experienced team has already demonstrated its ability to grow our business both organically and inorganically.
Our management team is supported by Ambipar’s internal compliance and audit committees and organized under strict corporate governance policies and guidelines, which are in the center of all our actions. Excellence in corporate governance is fundamental to how we manage and operate our company, from our everyday business to ESG issues. Ambipar is also listed on the Novo Mercado segment of the B3, which has the strictest governance requirements on the B3.
Our Strategy
We are excited about our future and believe we can continue to scale our business and expand our footprint well into the future. We aim to continue strengthening our market position by implementing the key strategies set forth below.
Continue investing in our international expansion through acquisitions, in particular in North America.
We intend to further strengthen and expand our international footprint and to selectively enter new markets. We already operate a sizeable international business and intend to replicate the successful business model of our Latin American operations to other countries in the developed markets with the goal of becoming a global leader in our industry. Our expansion plan is focused on inorganic growth and, as of March 31, 2022, we had identified 37 pipeline targets in Latin America, Europe and North America (including the targets of our acquisitions completed after such date). For the execution of our acquisition strategy in various geographies, we apply a methodology that uses specific qualitative and quantitative criteria to identify and carefully select targets, which results in the identification of companies, the acquisition of which we believe has a high probability of creating value, as shown in the chart below.

Source: Emergencia’s management, dated as of March 30, 2022; the pipeline overview presented herein contains the number of opportunities per funnel stage.
In particular, we seek to grow in the North American market, which benefits from a strong demand and a developed regulatory framework. In the United States, we will continue to prioritize geographic and portfolio expansion through organic and inorganic investments. Our U.S. acquisition strategy contemplates as key elements finding local targets with solid reputation in local markets, passionate and experienced management teams, entrepreneurs and business owners who share our vision for long-term growth (and who we usually keep on as employees for at least the transition process), sustainable value creation and strong corporate culture. We believe that this strategy facilitates a smooth integration process and that such acquired companies comply with the highest standards of quality that in turn facilitate growth within our platform. The completion of the WOB Acquisition, our largest acquisition to date, is aligned with this strategy and we believe will not only significantly strengthen our position in the United States, including as a result of Witt O’Brien’s presence in the public sector, but also allow us access to the Asian and Oceanian markets, which will significantly expand our global reach.
By expanding our operations internationally, we aim at reducing costs through centralizing back-office operations of our acquired assets and optimizing performance through cross-selling services across different geographies, which has a direct impact in the acquired companies’ margins and, as a result, increases our return on investment.
Strengthen market share in Brazil and in other markets by capitalizing on market growth opportunities, with strong tailwind from ESG compliance.
We expect that the remediation and industrial field services market will grow faster than global GDP growth in the short to medium-term. We understand that the remediation and industrial field services market growth is driven by nominal GDP growth and increased demand for compliance with stricter ESG regulations. A stronger GDP is associated with more transportation of hazardous materials, an increase in industrial activity and, thus, increased events which demand service expertise. In addition, our industry has seen a global outsourcing trend, which is driven by the need for specialization and lower costs to clients. We intend to leverage our position as a leading environmental, emergency response and industrial field services provider in Brazil with a broad geographic footprint to benefit from the expected market growth and gain market share in the several markets we serve. We believe that a business strategy that bundles extensive geographic coverage with a broad portfolio of standardized services constitutes a strong value proposition for customers. We are continuously looking for new possibilities to expand and innovate our business model, our footprint and product offering. We intend to capitalize on our difficult-to-replicate combination of standardized services to provide a one-stop-shop for emergency response and industrial field services. We believe our focus on sustainability, workforce safety and innovation, as well as our passionate commitment to customer service, provides for a long-term sustainable business model. In addition to organic growth initiatives, the fragmentation in our market offers significant opportunities for consolidation through M&A activity, and we will continue to pursue acquisition opportunities to expand our geographic reach, service lines and customer base.
Leverage the Sponsor’s operational and financial expertise in M&A, standardization of global processes and integration of acquired companies.
Mr. Bernardo Hees, Mr. Rodrigo Xavier and Mr. Carlos Piani, the founders of HPX, will own New PubCo Class A Ordinary Shares following the Business Combination through their stakes in the Sponsor, which shares will be subject to a three-year lock-up pursuant to the Investor Rights Agreement, and they will provide their professional experience and expertise to Emergencia. Also, Mr. Piani is nominated to the board of directors, and Mr. Hees is expected to be nominated to the advisory executive committee of New PubCo. New PubCo’s chief financial officer nominee is Mr. Rafael Espírito Santo, who is also a member of HPX’s team.
With a strong background, including executive positions in companies such as Bank of America Merrill Lynch, UBS Pactual, Restaurant Brands International, Kraft Heinz Co, Burger King Brazil and Equatorial Energia, Vinci Partners, HPX’s team nominated to be a part of New PubCo’s management post-Closing has extensive operational and financial expertise in acquiring and integrating companies in Brazil and in other jurisdictions where we operate, including the United States and Canada.
This experience includes, in the financial markets, growing a niched banking franchise to one of Brazil’s largest investment banks and successfully entering and exiting investments, as well as a corporate experience, leading transitional periods of standardization and development, including geographic growth and organic expansion, by evolving all aspects of strategy and business processes related to sales, marketing, operations, supply chain, systems, infrastructure, and personnel. We believe that we can benefit from this team’s complementary skillset in acquisitions, standardization of processes and integration of companies to support our growth.
Invest in our commercial team to increase cross-selling and in business development with potential customers.
As we expand our geographical footprint and services portfolio of acquired companies, we seek to benefit from our scale and the breadth of our services to increase cross-selling and ultimately drive incremental volume into our services. Cross-selling is largely driven by our capability of sharing know-how and technology developed among our businesses in different markets to our clients globally. In Brazil, for example, Emergencia did not customarily offer industrial services. It is now offering the services of industrial cleaning, specialized in cleaning of contaminant products and confined environments to its Brazilian clients, an expertise gained by Emergencia from the North American companies that it acquired. In addition, we believe that the WOB Acquisition will provide us with a new and complementary customer base and create meaningful commercial synergy opportunities that we expect will be materialized through cross-selling initiatives between Witt O’Brien’s consulting services that we do not currently offer, such as post-emergency mitigation planning and applications development, and our current offering of large-scale emergency response services.
As part of this strategy, we intend to further develop relationships with multinational, blue chip clients that require extensive geographic coverage, both organically and inorganically. Our commercial team is an essential part of our organic business development strategy. From 2019 to 2021, we opened 53 service centers only in Brazil. We plan to invest in new commercial offices as well as in training our commercial team and those of acquired companies to strengthen our relationship with existing customers and attract new customers. In addition, we seek to leverage our acquired companies’ client portfolio by generating business leads through the recommendation of complementary services to those already provided to these clients by the acquired companies.
Our History
Our history dates back to April 2008, when we were founded as part of the Ambipar Group created in 1995 by Mr. Tercio Borlenghi Junior, who is expected to be the chairman of New PubCo’s board of directors post-Closing and its indirect controlling shareholder.

Over the years following our foundation, we focused on building a fully integrated platform in Brazil by executing a strategy to increase our reach, market share and complementary portfolio of services through strategic acquisitions, thus establishing Emergencia as a leading environmental, emergency response and industrial field services provider in Brazil. To expand our operations, we acquired SOS COTEC in September 2011, then one of the main Brazilian providers of emergency response services on highways.
In July 2012, the Ambipar Group acquired 51% of the share capital of Emergencia, which controlled the companies Suatrans Brazil and Suatrans Chile, one of the main emergency response service providers in relation to railroads and industrial plants in Brazil. Through this acquisition, we entered the Chilean market, launching our international operations.
In 2016, we acquired Ecosorb S.A. in Brazil and began our operations in the emergency response segment at ports and port terminals.
In January 2018, we acquired the remaining outstanding share capital of Emergencia, which became our parent company.
Due to the demand for emergency solutions from our customers in Europe, we acquired Braemar Response (currently, Ambipar Response Limited) in October 2018, a British company founded in 1948 with extensive experience in providing emergency response services in England, Wales, Scotland and Northern Ireland, and began to expand our activities to Europe. In October 2018, we also acquired WGRA, a Brazilian provider of emergency services focused on the demand of insurance companies.
In 2019, we acquired Atmo Hazmat Ltda., which focuses on road emergencies in Brazil. During that same year, as part of Ambipar Group’s rebranding strategy, we renamed all the companies in our group under the AMBIPAR brand, strengthening our brand and image so that customers would have a unified perception of all of our group activities.
In 2020, Ambipar went public and, as a result, we implemented several initiatives to strengthen the quality of our corporate governance, including the adoption of an audit committee at the Ambipar level, and a robust risk management policy.
In that same year, we accelerated our successful expansion strategy by acquiring Allied International Emergency, LLC (currently, Ambipar Response AIE, LLC), One Stop Environmental LLC (currently, Ambipar Response OSE, LLC), Intracoastal Environmental LLC (currently, Ambipar Response Intracoastal, LLC) and Custom Environmental Services, Inc (currently, Ambipar Response CES, Inc.), which are based in the United States in the States of Texas, Alabama and Florida, Georgia, and Colorado, respectively. Through these acquisitions, we began operations in the United States.
In 2021, we completed the following acquisitions:
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Enviroclear Site Services Limited (currently, Ambipar Site Services Limited), a UK company based in Wales specialized in emergency response and industrial cleaning;

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Orion Environmental Services Ltd., a Canadian company specialized in emergency response and industrial cleaning;

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Environmental Management Services Inc. (currently, Ambipar Response EMS, Inc.), a U.S. environmental consulting and remediation service provider;

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Inversiones Disal Emergencias S.A., a Chilean holding company that owns 50% of Suatrans Chile (after such acquisition, we consolidated the control of Suatrans Chile);

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SABI TECH S.A.S. (currently, Ambipar Response Colombia S.A.S.), a Colombian emergency response service provider in railroads;

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SWAT Consulting Inc. (currently, Ambipar Response SWAT, Inc.), a U.S. emergency response service provider;

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Controlpar Participações S.A. (currently, Ambipar Response ES S.A.), a Brazilian provider of consulting services focused on accident prevention and environmental licensing;

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Arrowdale LLC (currently, Ambipar Response PERS, LLC ), also known as Professional Emergency Resource Services, a U.S. first-level (remote contact with the end-user over the telephone) response service provider;

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Lynx Creek Industrial and Hydrovac LTD. and Emerge Hydrovac Inc., two Canadian emergency response and industrial service providers;

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Lehane Environmental and Industrial Services Limited, an Irish industrial service provider specialized in tank cleaning; and

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JM Serviços Integrados Ltda., Lacerda e Lacerda Serviços de Transporte e Emergências Ambientais Ltda., MDTEC Engenharia e Serviços Ltda. (currently, Ambipar Response Gás Ltda.), Fênix Emergências Ambientais Ltda. and APW Ambiental e Transporte Ltda., five bolt-on acquisitions in Brazil with complementary service offerings to strengthen our position in specific regions.

In 2022, we have completed the following acquisitions:
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RG Consultoria Técnica Ambiental S.A., a Brazilian specialist in railway emergency response services operating in the state of Mato Grosso;

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First Response Inc., a Canadian specialist in environmental emergency response services focused on firefighting, with eight service centers in the provinces of British Columbia and Alberta;

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Dracares Apoio Marítimo e Portuário Ltda. (currently, Ambipar Response Dracares Apoio Marítimo e Portuário S.A.), a Brazilian specialist in response services to offshore and onshore oil spill, with eight service centers and 20 vessels;

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Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda. (currently, Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviços S.A.), a Brazilian specialist in aerial emergency response to wildfires, with 12 service centers and 19 proprietary aircrafts;

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BIOENV Análises Ambientais Ltda. (currently, Ambipar Response Analytical S.A.), a Brazilian specialist in environmental analysis and oversight, with one laboratory center;

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CTA Serviços em Meio Ambiente Ltda. (currently, Ambipar Response Fauna e Flora Ltda.), a Brazilian specialist in environmental emergency response services, in particular with respect to preserving, protecting and rehabilitating fauna and flora, with 20 service centers in the states of Rio de Janeiro, Espírito Santo and Bahia and a multidisciplinary team of more than 140 employees; and

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Graham Utility Hydrovac Services, a Canadian specialist in industrial services and emergency response for the road transport industry, with a strategically located service center in Belleville, Canada;

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Ck7 Servicos de Manutencao Industrial e Reparos Em Geral Ltda (currently, Ambipar Response Tank Cleaning S.A., and known as C-Tank), a Brazilian based specialist on vessel tank cleaning, with headquarters in Niteroi, Rio de Janeiro, which further expanded our portfolio and strengthened our position on the oil and gas market;

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Ridgeline Canada Inc., a Canadian emergency response company with 16 operation centers in Canada and focused on level 1 (24-hour remote emergency response by telephone) and level 2 (consulting and subcontracting of responders) services.

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Witt O’Brien’s, a U.S. crisis and emergency management service provider for both the public and private sectors, supporting clients in several countries across the world to ensure the continuity, stability, and resilience of their mission-critical operations.

As of June 30, 2022, we were present in 16 countries in Latin America, North America, Europe, Africa and Antarctica and, as a result of the WOB Acquisition, we have expanded our global reach to also serve clients in Asia and Oceania.
The WOB Acquisition
On September 13, 2022, Ambipar Holding USA, Inc., our wholly owned subsidiary (“Ambipar USA”), entered into a purchase and sale agreement with ORM Holdings Inc. and ORM Holdings II LLC (the “WOB

Sellers”), as sellers, and Seacor Holdings Inc. (“Seacor”), as parent of the WOB Sellers and Witt O’Brien’s, LLC (collectively with its subsidiaries, “Witt O’Brien’s”), to acquire all of the issued and outstanding membership interests in Witt O’Brien’s, LLC from the WOB Sellers (the “WOB Acquisition”).
The closing of the WOB Acquisition took place on October 24, 2022. In consideration for the transferred membership interests, Ambipar USA paid to Seacor at closing an aggregate of $161,500,000 in cash, subject to certain adjustment provisions set forth in the WOB SPA. After the consummation of the WOB Acquisition, Witt O’Brien’s, LLC became an indirect wholly owned subsidiary of Emergencia.
Witt O’Brien’s is a party to a joint venture with OceanPact Serviços Marítimos S.A., through which Witt O’Brien’s currently conducts certain of its operations in Brazil. As part of the integration of Witt O’Brien’s’ operations with our business, we are in the process of negotiating the terms and conditions for the termination of such joint venture.
For further information on the risks related to the WOB Acquisition, see “Risk Factors — Risks relating to the WOB Acquisition.”
About Witt O’Brien’s
Witt O’Brien’s provides crisis and emergency management services for both the public and private sectors that ensure the continuity, stability, and resilience of its clients’ mission-critical operations. These services strengthen clients’ resilience and assist their response to natural and man-made disasters in four core areas: preparedness, response, recovery, and mitigation.
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Preparedness: To assist clients in emergency preparations, Witt O’Brien’s brings decades of expertise in emergency planning, supported by program assessment, training and exercise, and project management. Planning services include comprehensive emergency management plans, disaster recovery plans, hazard identification, sheltering and evacuation, financial cost recovery, and a host of other options designed to enhance disaster readiness.

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Response: When a disaster does occur, such as a pandemic, oil spill, vessel incident or hurricane, Witt O’Brien’s provides on-site emergency management services that focus on operations, incident management, crisis communications and logistics coordination, with the goal of strengthening clients’ ability to manage a disaster.

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Recovery: Witt O’Brien’s assists qualified clients plan for, obtain and administer federal disaster recovery funds following major disasters by utilizing its expertise in accessing federal support through disaster financial services, program management for the U.S. Federal Emergency Management Agency (FEMA) Public and Individual Assistance, which provides financial and direct services to government entities and certain private nonprofits as well as eligible individuals and households affected by a disaster, and the U.S. Department of Housing and Urban Development (HUD) Community Development Block Grant — Disaster Recovery, which provides funds to help cities, counties and states to recover from presidentially declared disasters.

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Mitigation: To reduce the impact of future disasters on operations, Witt O’Brien’s provides mitigation planning and applications development, including environmental and historic reviews and benefit-cost analysis to maximize federal funding.

Members of Witt O’Brien’s management have an established track record in the crisis and emergency management services. Challenges that Witt O’Brien’s addresses include business continuity, climate resilience, community development, educational system resilience, emergency response and recovery, environmental cleanup, environmental health and safety compliance, housing assistance, infrastructure restoration, public health support, risk mitigation, and social program delivery.
Witt O’Brien’s delivers its solutions through two primary operating segments: Government Solutions and Corporate Solutions. Government Solutions comprises the following four practice areas:
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Readiness & Resilience: assistance with building community and infrastructure resilience through pre-disaster planning services that range from training and exercises to enhance preparedness, to after-action reviews that improve posture for future events.

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Response Operations: maintaining a 24/7 Command Center support and stand-by contracts in disaster-prone regions, enabling immediate activation. These solutions include surge support teams for critical Emergency Operation Center (“EOC”) functions, assessing debris removal priorities, monitoring post-disaster debris removal to comply with federal regulations, vaccination testing program support, temporary shelter programs, and post-disaster logistical support.

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Infrastructure Services: public works reconstruction and restoration to build long-term stability and infrastructure resiliency. These solutions include disaster recovery strategy, integration of public and private funding streams to maximize financial resources, program management for utility and public works restoration, recovery program implementation, and project construction management.

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Community Services: community development and social services to improve quality of life through post-disaster community recovery, housing assistance including rental and mortgage assistance programs, small business and economic stability, and grants management and compliance.

Similarly, Corporate Solutions is organized around the following four practice areas:
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Communications: crisis communications and public relations services, primarily for the maritime industry. Services include pre-event planning and training for corporate spokespersons and management teams.

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Emergency Management: regulation-driven emergency preparedness and response through services supporting compliance with U.S. regulations, designing and maintaining compliant preparedness plans, regular training and drills, and on-call response support.

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Corporate Resilience: business continuity and crisis preparedness planning through program reviews and gap analyses, pre-event crisis management and planning, business continuity program designs and implementation, training and communication programs, and exercises for executive, regional and divisional leadership.

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Environmental Health & Safety (“EHS”) Compliance: design and maintain plans to comply with federal, state and local EHS regulations and maintain plans that cover facility response, spill containment, air quality, hazardous materials management, and other requirements under the Oil Pollution Act, Clean Water Act and Clean Air Act.

Witt O’Brien’s’ services include building infrastructure and community resilience, business process outsourcing and turnkey solutions, contingency and continuity services, continuous improvement and capacity building, integrated grants management and delivery, integrated technology solutions, logistics and supply chain management, oversight and monitoring, training and exercises, policy and program design and implementation, public relations and crisis communications, program and construction management, regulatory compliance support, response and emergency operations, strategic advisory services, and technical assistance.
Witt O’Brien’s serves a wide variety of markets, including Education, Energy, Finance, Food and Agriculture, Government, Healthcare, Industrial, IT and Telecom, Shipping and transportation and Stadium and Venues. Witt O’Brien’s customers include over 210 federal, state, territorial and local governments and agencies and over 1,200 corporate clients, as of June 30, 2022, including various Fortune 100 companies.
As of June 30, 2022, Witt O’Brien’s had a presence in the United States (Houston, Atlanta and Anchorage), London and Singapore and also provided services through its affiliate in Brazil, O’Brien’s do Brasil Consultoria em Emergencias e Meio Ambiente S/A. Witt O’Brien’s also maintains and staffs a custom-designed 24x7 Command Center in Houston, Texas, that supports over 1,200 state and local governments, oil and gas companies, maritime owners and operators, and other Fortune 100 companies worldwide. Witt O’Brien’s Command Center responds to over 1,600 incidents per year and completed more than 55,000 outgoing and incoming calls in 2021.
To facilitate effective emergency and crisis management, Witt O’Brien’s maintains a full-time staff of over 210 employees, and an expansive network of more than 700 trained and vetted part-time consultants that can be activated rapidly for Witt O’Brien’s clients’ urgent needs. Witt O’Brien’s has a deep bench of industry-recognized experts across all practice areas and a senior team of leaders from both government and industry.
Witt O’Brien’s generally contracts for its services on a project basis, under retainer agreements or through “stand-by” arrangements, whereby Witt O’Brien’s is pre-contracted to support a client if a given set of circumstances arises. Services are generally billed on a time-and-materials basis or through retainer arrangements.
During the six months ended June 30, 2022, Witt O’Brien’s earned operating revenues of US$89.7 million, recognized operating income of US$16.2 million, and recognized net income of US$13.5 million.
During the predecessor period January 1, 2021 through April 14, 2021 and the successor period April 15, 2021 through December 31, 2021, Witt O’Brien’s earned operating revenues of US$28.3 million and US$165.7 million, respectively, recognized operating income of US$2.8 million and US$45.5 million, respectively, and recognized net income of US$1.1 million and US$31.6 million, respectively.
Each of the services that Witt O’Brien’s provides is offered by others with similar expertise and a roster of personnel with similar experience. Competitors primarily include large management consultant firms, engineering firms and smaller specialty consultant groups. The most important factors in obtaining work are technical credentials of personnel, availability, historical performance and pricing. As a result, there is significant competition for the opportunity of project-related services, activations or selections as the retained provider of services.
Summary Historical Results of Operations and Statement of Cash Flows of Witt O’Brien’s
Operating Revenues
Operating revenues for the six months ended June 30, 2022, amounted to US$89.7 million compared with US$28.3 million for the predecessor period January 1, 2021 through April 14, 2021 and US$37.3 million for the successor period April 15, 2021 through June 30, 2021. The increase was primarily due to an increase in Emergency Rental Assistance Program projects with various state and local governments authorized and funded under the American Rescue Plan Act of 2021 and subsequent federal authorizations under the program. This group of projects commenced in the second quarter of 2021 and has continued to grow through 2021 and 2022.
Operating revenues for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021 amounted to US$28.3 million and US$165.7 million, respectively, compared with US$92.5 million for the year ended December 31, 2020. The increase was primarily due to an increase in Emergency Rental Assistance Program projects with various state and local governments authorized and funded under the American Rescue Plan Act of 2021 and subsequent federal authorizations under the program.
Operating Costs and Expenses
Operating costs and expenses for the six months ended June 30, 2022, amounted to US$60.2 million compared with US$18.5 million for the predecessor period January 1, 2021 through April 14, 2021 and US$21.7 million for the successor period April 15, 2021 through June 30, 2021. The increase was primarily due to operating costs and expenses associated with the execution of Emergency Rental Assistance Program projects with various state and local governments authorized and funded under the American Rescue Plan Act of 2021 and subsequent federal authorizations under the program. The increase in operating costs is a function of the project execution models employed by Witt O’Brien’s.
Operating costs and expenses for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021 amounted to US$18.6 million and US$98.6 million, respectively, compared with US$58.5 million for the year ended December 31, 2020. The increase was primarily due to an increase in Emergency Rental Assistance Program projects with various state and local governments authorized and funded under the American Rescue Plan Act of 2021. The increase in operating costs is a function of the project execution models employed by Witt O’Brien’s.

Operating Income
Operating income for the six months ended June 30, 2022, amounted to US$16.2 million compared with US$2.8 million for the predecessor period January 1, 2021 through April 14, 2021 and US$10.6 million for the successor period April 15, 2021 through June 30, 2021 due to the factors described above. Operating income represented, respectively, 18.0%, 10.0% and 28.3% of our operating revenues for the six months ended June 30, 2022, for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through June 30, 2021, respectively. The decrease in our net operating margin was primarily due to an increase in Emergency Rental Assistance Program projects with various state and local governments and the associated direct costs incurred in executing those projects. In addition, selling general and administrative costs were higher for the six months ended June 30, 2022 due to increases in wages and compensation and legal fees, and an increase in travel costs and franchise taxes.
Operating income for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021 amounted to US$2.8 million and US$45.5 million, respectively, compared with US$4.6 million for the year ended December 31, 2020, due to the factors described above. Operating income represented, respectively, 10.0%, 28.3% and 5.0% of our operating revenues for the predecessor period January 1, 2021 through April 14, 2021, for the successor period April 15, 2021 through December 31, 2021 and for the year ended December 31, 2020, respectively. The increase of the net operating margin was primarily due to the successful execution of larger projects in a more cost-effective manner utilizing the appropriate mix of internal resources and subcontract resources.
Net Income
Net income for the six months period ended June 30, 2022 amounted to US$13.5 million compared with US$1.2 million for the predecessor period January 1, 2021 through April 14, 2021 and US$7.7 million for the successor period April 15, 2021 through June 30, 2021. The increase was primarily due to the increase in operating income partially offset by a decrease in the management fees paid to Seacor which amounted to US$1.5 million for the six months ended June 30, 2022, compared with US$0.7 million for the predecessor period January 1, 2021 through April 14, 2021 and US$1.4 million for the successor period April 15, 2021 through June 30, 2021 as a result of a higher allocation of management fees by Seacor.
Net income for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021 amounted to US$1.1 million and US$31.6 million, respectively, compared with US$1.1 million for the year ended December 31, 2020. The increase was primarily due to the increase in operating income partially offset by an increase of the Seacor management fees, that amounted to US$0.7 million and US$10.5 million for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021, respectively, compared to US$1.7 million for the year ended December 31, 2020, as a result of a higher allocation of management fees by Seacor.
Net cash provided by (used in) operating activities
Net cash provided by operating activities increased to US$30.7 million for the six months ended June 30, 2022, from US$3.1 million for the predecessor period January 1, 2021 through April 14, 2021 and US$8.3 million for the successor period April 15, 2021 through June 30, 2021. The increase was primarily due to improved collections of outstanding accounts receivable, and cash generated from Emergency Rental Assistance Program projects described above.
Net cash provided by operating activities increased to US$3.1 million and US$36.7 million for the predecessor period January 1, 2021 through April 14, 2021 and for the successor period April 15, 2021 through December 31, 2021 from net cash used in operating activities of US$16.3 million for the year ended December 31, 2020. The increase was primarily due to improved collections of outstanding accounts and cash generated from Emergency Rental Assistance Program projects.
For more information on Witt O’Brien’s’ financial information, see “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements of Witt’ O’Brien’s included elsewhere in this proxy statement/prospectus.

Our Services and Operations
We serve customers from various industries, including logistics (highways, railways, airports, ports and port terminals), chemical, oil and gas, mining, energy, infrastructure, agribusiness and construction.
We organize our services within three main categories: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.
I — Emergency Response and Industrial Field Services
Our emergency response services comprise the response to accidents involving hazardous and non-hazardous chemical and non-chemical products and waste and natural disasters (fire, flood, and hurricanes), including level 1 (24-hour remote emergency response by telephone), level 2 (consulting and subcontracting of level-3 responders) and level 3 (field or on the ground service) services. Our wide range of industrial field services includes tank cleaning, silo cleaning, asbestos removal, vessel and container cleaning, waste transportation and disposal, soil remediation, turnaround, and decommissioning. We also provide biological emergency management and response services, including in connection with epidemics and pandemics such as the recent COVID-19 outbreak.
Our emergency services can be contracted by subscription or at spot:
(i)
customers who subscribe to our services pay a monthly fee to rely on our emergency assistance on a stand-by basis 24 hours a day, benefit from our services for environmental regulation compliance, and have the optionality to pay the costs related to occasional emergencies at an advantageous price; and

(ii)
customers who hire our services at spot are charged variable one-time fees depending on the costs related to the emergency, which are higher than those charged to customers with subscription contracts.

To serve our customers efficiently and expeditiously, we operate through a broad network of service centers (some of which are dedicated to specific customers), which are strategically distributed across South America, North America, Europe, Africa and Antarctica. Each of these service centers is furnished with sophisticated equipment, including a fleet of embedded tech vehicles with a unique arrangement of equipment and materials that guarantees power autonomy and a fluid transfer system for various chemical products, such as flammable gases, corrosive and flammable liquids and viscous liquids, among others. Compressors and generators ensure air and power supply within the vehicles.
The teams operating these centers are composed of highly skilled employees, including natural science professionals holding master’s degrees and PhDs; environmental, chemical and occupational health engineers; chemists; oceanographers, biologists, environmental managers; chemistry, environment and nursing technicians; firefighters and rescuers. They receive frequent trainings in our training centers with respect to several matters such as working at heights, working in confined spaces, working with flammables and fuel, among others.
We also have four regional fully automated centralized operations centers located in Brazil serving that country and Antarctica, Chile serving countries in Latin America other than Brazil, the United Kingdom serving Europe and Africa and the United States serving North America, with phone and power backups to mitigate outage risk. Through our free-of-charge call centers, the operations centers receive phone calls from customers in their respective regions requesting our services either under a subscription agreement or at spot. Based on information received on the call, the applicable operations center maps the emergency scenario, in case of emergency response services, and communicates with the nearest center to provide logistics and resources to assist the customer in a quick and effective way. The operations centers receive the technical support of our engineering team to identify the appropriate emergency support resources, any vulnerable areas, and any available public support agencies by using the database from a geographic information system — GIS and geoprocessing tools. For industrial field services, the operations centers receive requests through phone calls and schedules and organizes the team that will provide the service in the relevant customer’s facilities. The high degree of specialization of our operations centers allowed us to enter into a technical partnership with the Brazilian Chemical Industry Association (Associação Brasileira da Indústria Química — ABIQUIM) in 2015 to operate their emergency center, Pro-Quimica.
The chart below shows the workflow of our Control Tower emergency response and industrial field services operations (other than in the United States, which is still in the process of rollout):
Since 2006, we have adopted the American standard for emergency responses, which we view as the golden standard for emergency responses. We comply with the 470 requirements set forth by the National Fire Protection Association — NFPA’s Standard for Competence of Responders to Hazardous Materials/Weapons of Mass Destruction Incidents, and we are the only foreign company that is part of the NFPA’s technical committee, which is comprised of governmental authorities and legal entities involved in the chemical industry.
Given our know-how in emergency response services, Latin American clients often rely on us to develop dedicated emergency response centers including centers such as a 24-hour emergency response management center, and centers for civil and industrial firefighters, and industrial plants, railway and mining emergency specialists.
II — Consulting services focused on accident prevention and environmental licensing
We provide highly complex accident prevention and environmental impact studies for various industries with the purpose of mitigating accident risks and ensuring client compliance with the requirements under applicable environmental licensing processes. These studies include:
(i)
Risk Analysis:   We provide in-depth analyses of client processes to identify the main accident risks, their causes and consequences. For example, in 2019, we carried out a risk analysis of the iron ore runoff railway system that runs from the Carajás mines, in the state of Pará, Brazil, to the port of Ponta da Madeira, in the state of Maranhão, comprising over 1,100 km. In 2021, we carried out a risk analysis study for the Port of Santos, the main port of Brazil and the largest port complex in Latin America.
(ii)
Risk Management Program (RMP):   We develop risk management programs for our clients’ operations that flow through their entire processes in order to ensure the safety of their operations. Such programs include maintenance and safeguarding the integrity of critical systems as well as human resources training. Since 2019, we have developed risk management programs for more than 1,200 carriers to meet hazardous substance transportation standards in compliance with applicable technical rules.

(iii)
Emergency Action Plan (EAP):   We develop emergency response structure plans, which include guidance on the appropriate administrative and operational actions in case of accidents. For example, in 2021, we developed emergency action plans to ports in the South, Southeast, Northeast and North regions of Brazil.

(iv)
Drills:   We simulate the implementation of emergency action plans (EAP) with our clients by identifying all relevant risk scenarios, developing a communication plan with stakeholders and testing the clients’ emergency response structure. For example, we simulate explosions of industrial boilers and practice the evacuation of facilities and surrounding areas.

(v)
Environmental Impact Report:   We prepare environmental impact reports that are required from customers that are in the process of obtaining environmental licenses for their operations. We prepare environmental programs for our clients including education programs, waste management programs, biodiversity rescue programs, and programs related to the investigation and remediation of contaminated areas. For example, in 2021, we developed a mining environmental monitoring plan for one of our clients.

In addition, we assist our clients in obtaining the several environmental licenses that are required for their respective activities with governmental authorities. This assistance includes preparing the technical documentation required under the legislation governing the storage and transportation of hazardous substances, which are subject to inspection.
III — Training Services
We offer a set of more than 45 professional training programs related to preventing, fighting and remediating emergencies. Over the last 14 years, thousands of people have completed our programs, including governmental authorities’ staff such as firefighters and policemen of several Brazilian states, United Kingdom, Portugal, Chile and Argentina, as well as members of the Brazilian army, the Brazilian navy, and the Brazilian federal and state environmental authorities. These authorities rely on our renowned technical capacity in matters related to emergency response and risk analysis. We offer training programs in our multimodal training center located in the city of Nova Odessa, State of São Paulo, Brazil, which is one of the largest and finest training centers in Latin America, with more than 23 thousand square meters, as well as in our training centers located in Chile and Peru. More recently, as a result of our technical capacity and know-how, we were selected by ENSCO, Inc. to lead emergency response and hazardous materials trainings at the Federal Railway Administration’s (FRA) Transportation Technology Center (TTC) in Pueblo, Colorado, United States, the largest chemical emergency training center in the world. ENSCO, Inc. is a Washington, D.C. based international technology company offering engineering, scientific and cutting-edge technology solutions to governments and private companies across the globe in the defense, transportation, aerospace, and intelligence sectors.
We also offer in-house training, with our training team located in the United Kingdom assisting clients located in various countries in Europe, the Middle East and Africa. Our structure enables us to provide training by simulating a variety of accidents, including leaks in energy pipelines and dam collapse.

Geographies
The table below shows our net revenue breakdown by geography in the six months ended June 30, 2022 and 2021.
	For the six months ended June 30,
Net Revenue	2022	2021
	(in millions of R$)
Brazil	209.7	103.1
Latin America (other than Brazil)(1)	98.7	61.5
North America	262.8	108.7
Europe(2)	83.3	61.3
Total	654.5	334.6

(1)
Net revenue derived from our Antarctican operations is included within the Latin America segment.

(2)
Net revenue derived from African operations is included within the Europe segment.

Net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 32.0%, 15.1%,40.1% and 12.7% of our net revenue for the six months ended June 30, 2022, with a year-over-year net revenue variation of 103.5%,60.5%, 141.8% and 35.9%, respectively.
The table below shows our net revenue breakdown by geography in the years ended December 31, 2021 and 2020.
	For the year ended December 31,
Net Revenue	2021	2020
	(in millions of R$)
Brazil	210.4	156.2
Latin America (other than Brazil)(1)	144.4	104.8
North America	334.8	69.2
Europe(2)	132.6	34.0
Total	822.2	364.3

(1)
Net revenue derived from our Antarctican operations is included within the Latin America segment.

(2)
Net revenue derived from African operations is included within the Europe segment.

Net revenue generated in Brazil, Latin America (other than Brazil), North America and Europe represented 25.6%, 17.6%, 40.7% and 16.1% of our net revenue for the year ended December 31, 2021, with a year-over-year net revenue growth of 34.7%, 37.8%, 290.0% and 383.8%, respectively.
Suppliers
We maintain a long-term relationship with our suppliers, which we periodically evaluate based on financial and technical criteria. We have implemented supplier management processes, including methodology for approving the contracting of suppliers based not only on the quality of the product and its price, but also on the reputation of the suppliers, their financial condition, delivery guarantees and product availability. There is no relevant concentration of suppliers, measured as a percentage of costs or related revenues attributable to products and/or services provided by suppliers.
Competition
Competition within our industry varies by locality and by type of service rendered, and competitors include several major national and regional environmental services firms, as well as numerous smaller local firms, including outsourcing companies, though no one competitor directly competes with our full suite of offerings. Clean Harbors, Inc. and US Ecology, Inc. are or have been U.S. publicly-listed companies that render competing services within their portfolio.
The principal competitive factors applicable to our services are quality of performance, price, breadth of service portfolio, operational efficiency and reliability of services, availability of specialized equipment and latest technologies, skilled, technical, and professional personnel, customer-service oriented culture, regulatory compliance and safety record, industry reputation and brand name recognition.
We believe that we are competitive in all markets we serve and that we offer a unique mix of services, including niche technologies and services that favorably distinguish us from competitors. We also believe that our strong brand name recognition, compliance and safety record, customer service reputation and positive relations with regulators, government agents and local communities enhance our competitive position.
Our Customers
As of June 30, 2022, we served approximately 10,000 customers worldwide. No customer accounted for more than 10% of total revenue for the six months ended June 30, 2022 and for the years ended December 31, 2021 or 2020.
Our People
As of June 30, 2022, we employed 3,353 full-time employees. A substantial portion of these employees are represented by labor unions, through approximately 60 collective bargaining agreements.
The table below shows a breakdown of our full-time employees by geography as of June 30, 2022:
As of June 30, 2022
Total
Brazil	1,761
Latin America (ex-Brazil and including Antarctica)	1,075
North America	387
Europe (including Africa)	130
Total	3,353
In response to the needs of our business, we also employ temporary and part-time employees from time to time.
Our human resources policy is an integral part of our business strategy, and we seek to attract and retain high quality professionals. We pay our employees what we believe are market competitive wages, which include company-wide incentive programs and generous benefits to enable us to retain and develop employees into the future leaders of our industry. Key metrics that management uses to measure the success of our human resources policy include total recordable incident rate — TRIR, including fatality rate, disabling injury rate, frequency rate, severity rate, and voluntary employee turnover rates, all of which are monitored at all levels of the organization.
We believe that our relationship with our employees is positive and we engage with our employees through periodic employee engagement surveys, and other mechanisms, to continue the development of these relationships. As part of our commitment to employee safety and quality customer service, we have an extensive compliance program and trained environmental, health and safety staff. We continually strive to invest in our employees through training programs, including training specifically aimed at workplace safety and cyber-security. We provide the training and licensing necessary to maintain a skilled and experienced workforce.
To attract and retain talent and bring out the best in our team and our business, we strive to create a diverse, inclusive, and supportive workplace while providing opportunities for our employees to grow and develop in their careers.

Sales Channels and Marketing Efforts
We seek to expand market awareness of the breadth of our service offerings to current and future customers through targeted marketing opportunities, including:
•
Direct sales pipeline development and management;

•
Maintain an online presence through our website and social media channels by utilizing video, written content and social implementations to create awareness;

•
Speaking engagements at industry conferences;

•
Networking within our established channels;

•
Direct sales channel management programs including both inbound and outbound programs and client referrals; and

•
Public relations campaigns.

Our direct sales channel is core to our go-to-market strategy. We believe that regional, vertical, and broader domain expertise, as well as continued client management, are critical to our sales success. Our regional sales teams respond to our chief operating officer and are located in the United States, Canada, Latin America and Europe. Our regional sales teams augments direct sales capabilities by cultivating existing relationships and identifying cross-sell and up-sell opportunities of additional solutions.
We focus our sales and marketing efforts on generating leads to develop our sales pipeline, building brand and vertical awareness, scaling our network of partners, and growing our business from our existing client base and that of acquired companies. Our sales leads primarily come through inbound digital channels including our website, content marketing efforts, lead generation and account-based marketing tactics, phone calls, virtual events, and industry trade shows and associations.
We typically follow a “land-and-expand” strategy as our clients engage with us on more than one solution as we grow our partnership. For example, multinational clients who initially engage with us locally tend to rely on our scalability to adopt a full-suite enterprise solution. Once our clients experience the depth of our ability to handle their multi-faceted environmental needs, our regional sales teams are able to successfully cross-sell and up-sell other solutions, creating a large avenue of revenue generation with minimal incremental acquisition cost.
Research and Development
Our competitiveness depends on, among other things, our ability to anticipate trends and to identify and respond to new and changing consumer preferences. We therefore devote significant resources to various research and development activities to design, create and develop new solutions. We have a technical team that is responsible for researching and assessing innovative solutions and developing new technology to improve our processes and services.
Our research and development activities mainly relate to:
•
the development of new software, such as our Integrated Environmental Management System (SIGA — Sistema Integrado de Gerenciamento Ambiental), which was developed in-house;

•
the research of innovative and technological equipment with specific features, including safety equipment; and

•
the creation of new solutions.

For example, our team has recently developed a portfolio of products used in environmental emergencies and accident prevention services in order to reduce environmental impacts and preserve the environment. These products include an absorbent peat made of hydrophobic material for the absorption of petroleum and derivative liquids, which is highly resistant, easy to apply, has greater absorption capacity than similar products in the market, is not toxic or flammable, and has an indeterminate lifespan. Ambipar is currently in the process of registering the patents for these products.

Environmental Social and Governance, or ESG
Environmental, organizational and financial sustainability initiatives have been key components of our success since we were founded in 2008. We continuously monitor and evaluate new technologies and investments that can enhance our commitment to the environment, to the safety of our employees and to the communities we serve. These investments align with our focus on value creation for all stakeholders and we remain committed to expanding these efforts as our industry and technology continue to evolve.
In 2020, we adhered to the United Nations Global Compact, the largest corporate sustainability initiative in the world organized by the United Nations, and committed to join efforts to advance all 17 sustainable development goals — SDGs, including developing inclusive and sustainable industrialization, supporting affordable and clean energy, fighting climate change, restoring and protecting life below water and on land, ending extreme poverty, improving gender equality and reducing other inequalities, among other goals. By joining the Global Compact, we took an important step towards the full alignment of our business with social and environmental sustainability standards and reinforced our commitment to these values, which we carry over to our customers.
Although we do not publish our own report, Ambipar, our parent company, publishes an annual sustainability report that contains targets to meet ESG criteria, which targets include the reduction of greenhouse gas emissions, reinforcing actions to validate our commitment to fighting climate change, technology projects, innovation, and diversity initiatives.
We recognize the importance of disclosure surrounding these initiatives and strive to become increasingly transparent through the continued use and adoption of new ESG frameworks, expansion of ESG-related data points, as well as participation at ESG-related industry events and other investor engagements.
Quality, Safety and Management
Safety is a core value in our company. A large number of our employees work as drivers, heavy equipment operators and sorters and are exposed to the inherent risks of on-field work. We rely on incident and accident indicators such as total recordable incident rate — TRIR, fatality rate, disabling injury rate, frequency rate and severity rate, which are constantly monitored, and apply methodologies for action plans. To guide safety management, we use an integrated management system, which is used to perform operation analyses related to health, safety at work, environment and quality, establishing guidelines for achieving the outlined objectives.
All operations are conducted based on risk management and undergo environmental risk assessment, including mechanical, physical, chemical, ergonomic, and biological assessment to minimize risks in our operations and for our customers. For the analysis of these qualitative or quantitative risks, we adopt national and international regulatory standards.
We strive to fully comply with environmental legislation and health and safety standards, in accordance with the quality standards applicable to our business.
Employees learn safety best practices through new-hire and ongoing technical, legal, security and operational training. Our trainings are directed at teams according to their specific needs. All employees undergo regulatory training and refresher trainings from time to time.
As part of our efforts to apply the highest quality, safety and management standards, we have obtained the following certificates: ISO 9001 (quality management system), ISO 14001 (environmental management system), ISO 45001 (occupational health and safety management system) and ISO 22320 (emergency management).
Intellectual Property
Ambipar owns relevant brands, domain names, trademarks and copyrights linked to our activities in Brazil, Colombia, the United States and the United Kingdom, which we are entitled to use. Technology, sophisticated deep learning methodologies, human capital, unpatented trade secrets, pending trademarks and domain names are key to our success.

As of the date of this proxy statement/prospectus, we use Ambipar’s trademark portfolio as part of the Ambipar Group, including nine registrations. Ambipar has also applied and is in the process of obtaining a total of 21 trademarks in Argentina, Canada, Chile, the European Union, Paraguay, Peru and Uruguay, which are relevant to our business.
The principal owned trademark that we license from Ambipar’s portfolio brands to use in our business is “Ambipar Response” and “Ambipar,” which Ambipar has registered or is in the process of registering in all of the countries in which we operate. Prior to the First Effective Time, we will enter into the Trademark Licensing Agreement with Ambipar under which Ambipar will formally grant us with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where we and our affiliates operate and do business, for an indefinite period of time. See “Certain Agreements Related to the Business Combination —  Trademark Licensing Agreement.”
We also enter into software license agreements with third parties, develop internal software and enter into service agreements for the use of software to perform our services. Under our employment contracts, except when otherwise provided, all industrial designs and software developed by employees as part of their employment relationship with us remain our exclusive property. As of the date of this proxy statement/prospectus, we held title to five registered and several unregistered proprietary software in Brazil.
As of the date of this proxy statement/prospectus, we do not own any domain names, but we use the domain name https://ambipar.com, which is registered with the Registro.br (the Brazilian internet domain name registry) under the name of Ambipar as well as other domain names registered by Ambipar with other internet domain name registries in foreign jurisdictions.
We devote significant resources to the protection and enhancement of our intellectual property assets and actively monitor the market for infringements or abuses of our trademarks and product designs. We are also active in enforcing our rights against third-party infringements. In addition, we monitor third-party applications for registration of trademarks that could be confused with our trademarks, and file oppositions against the applications for, or the registration of such trademarks in accordance with the laws and regulations of the relevant jurisdictions and cooperate with competent authorities worldwide to fight the counterfeiting of our products.
Properties
Our operations are conducted mainly at leased properties in domestic and international locations. We also own one property in Watford City, England, which was acquired as part of our acquisition of SWAT Consulting Inc.
Our main executive offices are located at São Paulo, Brazil. They are leased by our subsidiary Ambipar Response S.A. from our affiliate Amazonia Incorporação e Participação S.A. See “Certain Emergencia Relationships and Related Party Transactions.”
As of June 30, 2022, we had a network of 217 service centers, with 121 located nationwide in Brazil; 28 in 11 states in the United States and two Canadian provinces; 55 in Chile, Colombia and Peru; and 13 in the United Kingdom, Ireland and the Netherlands. In addition, we have a training center located in each of São Paulo, Brazil, Colorado, United States, Santiago, Chile and Lima, Peru.
We believe that our current facilities are suitable and adequate to meet our current and foreseeable future needs.
Legal and Administrative Proceedings
From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of business, including labor and civil proceedings. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management time and resources, reputation and other factors.
We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. As of June 30, 2022, we recorded a provision for contingencies in the amount of R$0.1 million. For additional information, see note 15 to our unaudited interim condensed consolidated financial statements included elsewhere in this proxy statement/prospectus.
Regulatory Overview
Our business has benefited substantially from increased government regulation. In addition, the environmental services industry itself is the subject of extensive and evolving regulation by federal, state, provincial and local authorities in all countries in which we operate. We are constantly monitoring the regulatory environment in the different jurisdictions in which we operate, which regulatory environment is often influenced by changes in leadership at the federal, state, provincial and local levels. We make a continuing effort to anticipate regulatory, political and legal developments that might affect our operations and/or strategic initiatives, but cannot guarantee that we are always able to do so successfully. In addition, we cannot predict the extent to which any legislation or regulation that may be enacted or enforced in the future may affect our operations.
Below is a summary of the most relevant regulations applicable to our activities in our principal markets in terms of revenue and size of operations.
Brazilian regulation applicable to our activities
Transportation of waste and hazardous products in Brazil
The transportation of hazardous waste is regulated by the Brazilian Road Transport National Agency (ANTT) Resolution No. 5947/2021, which requires, in addition to technical requirements for the transport of these materials, the registration of transporters of hazardous products on highways and certain classifications for each type of waste, schedules of risk precedence, limited quantity transport, and identification of packaging, among others.
We are also subject to NBR 7500 issued by the Brazilian Association of Technical Norms — ABNT, which sets forth specific technical requirements related to risk labels and safety panels during loading, transportation, unloading, transshipment, cleaning and decontamination of hazardous products, as well as to NBR norms 9735 and 14619 issued by the ABNT, which set forth technical requirements and proceedings for the identification of land transportation and safety equipment.
Environmental laws and regulations
Environmental laws and regulations set forth strict liability regimes, and their breach can give rise to administrative, criminal and civil liabilities. In administrative matters, penalties such as fines of up to R$50 million may be applied, which may also be doubled or tripled in the event of a repeated offense, in addition to an embargo and suspension of activities. The violation of environmental norms can also subject violators to criminal liability, with jail time or restrictive rights as penalties.
In civil matters, the law sets forth joint and several liability among the agents that are responsible, directly or indirectly, for the activity that caused environmental damage. The obligation to repair damages to the environment is not subject to a statute of limitations.
U.S. regulation applicable to our activities
Our properties and operations in the United States are subject to regulation under a broad range of federal, State and local laws and regulations relating to the protection of the environment, natural resources and worker and public health and safety. In addition to environmental, health and safety obligations imposed under statutory laws or governmental regulations, our United States properties and operations are also impacted by obligations and liabilities imposed under common law, including regarding potential common law liability for personal injuries related to exposure to hazardous materials.
United States environmental, health and safety laws are subject to change and have, in general, become more stringent over the passage of time. The most significant United States federal environmental laws affecting us are the Comprehensive Environmental Response, Compensation and Liability Act

(the “Superfund Act”) and the Resource Conversation and Recovery Act (“RCRA”). The laws of the individual States in which we operate often have State law analogues to the Superfund Act and RCRA, which in some circumstances are more stringent than the similar federal laws.
The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for damages caused in connection with such cleanup on the responsible parties. The statute provides for strict and, in certain cases, joint and several liability of the parties involved in the generation, transportation and disposal of hazardous substances for the cost of these responses and for the cost of damages to natural resources. Under the Superfund Act, by reason of our business activities, including the management and performance of contaminated site remediations, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, as a person who arranged for the disposal of a hazardous substance, or as the owner or operator of a facility at or from which there has been a release of a hazardous substance into the environment.
RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the United States Environmental Protection Agency has established a comprehensive “cradle-to-grave” system for the management of a wide range of materials identified as hazardous waste. Hazardous wastes generated in connection with our business operations may be subject to stringent regulation under RCRA and State law analogues. Additionally, certain wastes which may be generated in connection with our operations, but which may not be subject to regulation under the federal Superfund Act or RCRA, such as certain nonhazardous wastes or petroleum or petroleum-impacted material, can nevertheless be stringently regulated under other State and local environmental laws.
To the extent that our operations impact water bodies, including wetlands, or the atmosphere, we are subject to regulation under, respectively, the federal Clean Water Act (“CWA”) and the federal Clean Air Act (“CAA”). The laws of the individual States in which we operate often have State law analogues to the CWA and CAA, which in some circumstances are more stringent than the similar federal laws. The CWA prohibits the discharge of pollutants into the waters of the United States without government authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including remediation sites, disposal sites and treatment facilities. The CAA regulates the emission of pollutants into the air, including, in some instances, air emissions generated during remedial activities. To the extent that our operations involve the remediation or management of polychlorinated biphenyls — PCBs or materials contaminated by PCBs, we are also subject to regulation under the federal Toxic Substances Control Act.
Privacy and Data Protection
The laws on privacy and data protection have evolved in recent years in order to establish more objective rules on how personal data may be used by organizations.
In Brazil, the rights to privacy are generally guaranteed by the Brazilian Federal Constitution and the Brazilian Civil Code, but, in the absence of more specific rules on the subject, the legitimacy of practices involving the use of personal data was historically ruled upon on a case-by-case basis by legal courts. Until August 2018, when the Brazilian Data Protection Law No. 13,709/2018, as amended by Law No. 13,853/2019 (Lei Geral de Proteção de Dados Pessoais, or the “LGPD”) was approved, the practices related to the use of personal data were regulated by sparse and sectorial laws only.
The LGPD came into force on September 18, 2020 to regulate the processing of personal data and the right to privacy and data protection in Brazil. The LGPD applies to individuals or legal entities, either private or governmental entities, that process or collect personal data in Brazil and which processing activities aim at offering or supplying goods or services to data subjects located in Brazil, regardless of the individuals’ or legal entities’ country of domicile or where the data is located. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.
Since the entry into force of the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new set of rules. We have implemented changes to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD. Even so, as it is a recent law, the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”) as regulatory agency may raise other relevant issues or provide new guidance that will require further action from us to remain fully compliant.
The ANPD has powers and responsibilities similar to the European data protection authorities, exercising a triple role, including: (i) a normative role, with the power to issue standards and procedures, decide on the interpretation of the LGPD and request information from controllers and operators; (ii) a punishing role, in case of breach of law, through an administrative process; and (iii) an education role, with the responsibility to disseminate information and promote knowledge of the LGPD and security measures, promoting standards of services and products that facilitate data control and preparing studies on national and international practices for the protection of personal data and privacy, among others. The ANPD has ensured technical independence, although it is subordinated to the President of Brazil.
The penalties for violations of the LGPD include: (i) warnings imposing a deadline for the adoption of corrective measures; mandatory disclosure of investigated and confirmed violations; (ii) restriction, temporary block and/or deletion of personal data; (iii) a fine of up to 2% of the company’s or group’s revenue, subject to the limit of R$50 million per violation; (iv) daily fines, subject to the aforementioned global limit; and (v) partial or total prohibition of activities related to data processing, either temporarily or permanently. Under the LGPD, security breaches that may result in significant risk or damage to data subjects must be reported to the ANPD within a reasonable time period. Moreover, the ANPD could establish other obligations related to data protection that are not described above. In addition to administrative sanctions, as a result of any noncompliance with the obligations established by the LGPD, we can be held liable for individual or collective material damages, and moral damages caused to data subjects, including when caused by third parties that serve as data processors on our behalf.
The imposition of the administrative sanctions by the ANPD does not prevent the imposition of administrative sanctions set forth by other laws that address issues related to data privacy and protection in Brazil, such as Law No. 8,078/1990, or the Brazilian Code of Consumer Defense, and Law No. 12,965/2014, or the Brazilian Internet Act, as applicable. Public prosecutors and consumer protection authorities (such as the National Consumer Secretariat — Senacon, and State or municipal consumer protection bodies, known as Procons) and class associations may file collective lawsuits for breach of privacy laws.
In the United States, California enacted the California Consumer Privacy Act (“CCPA”), which took effect in January 2020 and limits how we may collect, use and process personal data of California residents. The CCPA establishes a privacy framework for covered companies such as ours by, among other things, creating an expanded definition of personal information, establishing data privacy rights for California residents, including, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to opt out of certain sales of personal information, and creating a potentially severe statutory damages framework and private rights of action for certain data breaches. Further, in November 2020, California voters approved the California Privacy Rights Act (the “CPRA”). Effective beginning January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to their personal data, and by establishing a regulatory agency dedicated to implementing and enforcing the CCPA and CPRA. Certain other states in the United States (including Virginia, Colorado, Utah and Connecticut) have passed comprehensive privacy statutes that become effective beginning in 2023, and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.
In the European Union (“EU”), the EU General Data Protection Regulation (“GDPR”), went into effect in May 2018, and has and will continue to result in significantly greater compliance burdens and costs for companies with users and operations in the EU and EEA by imposing stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, requirements on the cross-border transfer of data, limitations on retention of information, and rights for individuals over their personal data. The GDPR also provides that EU member states may introduce their own further laws and regulations limiting the processing of personal data. Violations of GDPR requirements may result in fines and other penalties, including bans on processing and transferring personal data and change of business practices. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Such penalties are in addition to any civil litigation claims by data controllers, clients and data subjects.
Since January 1, 2021, we are also required to comply with the UK equivalent of the GDPR, the implementation of which exposes us to two parallel data protection regimes in Europe, each of which potentially authorizes similar fines and other enforcement actions for certain violations.
Compliance
We regard compliance with applicable regulations as a critical component of our overall operations. We strive to maintain the highest professional standards in our compliance activities. We have a dedicated team responsible for the facilities’ permitting and regulatory compliance, compliance training, transportation compliance and related record keeping. To ensure the effectiveness of our regulatory compliance program, our dedicated team also monitors our facilities’ operations are monitored.
Our facilities are frequently inspected and audited by regulatory agencies, as well as by customers. We believe that each of our facilities is currently in substantial compliance with applicable permit requirements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF EMERGENCIA
This section contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and other issues discussed herein.
The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our combined financial statements included elsewhere in this proxy statement/prospectus, as well as the information set forth under the sections “Financial Statement Presentation” and “Selected Historical Financial Data of Emergencia.”
Overview
We are a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica. Through our international platform, our sophisticated special equipment and our highly qualified personnel, we provide our customers with a full suite of environmental services organized around prevention, training and emergency response on all transportation modes. Our portfolio includes a broad variety of services such as environmental remediation, industrial field services, industrial cleaning of chemical and non-chemical products and of hazardous and non-hazardous waste, consulting services focused on accident prevention and environmental licensing. We believe we are pioneers in offering several environmental and industrial field services across the value chain, in addition to being a market leader for innovation and the use of cutting-edge environmental technologies.
Our diversified customer base of over 10,000 customers as of June 30, 2022 ranges from local to blue chip and multinational companies operating in a wide range of industries, including chemicals, pulp and paper, mining, oil and gas, logistics, power, steel, meatpacking and cement, among others. Our broad and recurrent portfolio includes services contracted through our subscription model, such as emergency response services for highway accidents, industrial chemical spills and dry port emergencies, as well as services contracted through spot agreements, such as gas decommissioning, industrial silo cleaning and underground gas tanking cleaning.
We started our environmental emergencies operations in 2008 as part of the broader Ambipar Group founded in 1995 by Mr. Tercio Borlenghi Junior, who is expected to be the chairman of New PubCo’s board of directors following the Closing and our indirect controlling shareholder. Over the years, we have focused on building a fully integrated platform in Latin America by applying a strategy of increasing our reach, market share and complementary services through strategic acquisitions, including the acquisitions of SOS COTEC — Consultoria e Tecnologia e Ecológica S.A. (“SOS COTEC”) in 2011, Suatrans Emergência S.A. (“Suatrans Brazil”) and a stake in Suatrans Chile S.A. (“Suatrans Chile”) in 2012, and WGRA — Gerenciamento de Riscos Ambientais Ltda. (“WGRA”) in 2018. In 2021, we acquired Ambipar Response ES S.A. (formerly known as Controlpar Participações S.A.), thereby improving our portfolio of accident prevention services. In 2022, we have completed six acquisitions in Brazil that expanded the breadth of our services offering, including Dracares Apoio Marítimo e Portuário Ltda, which strengthened our oil spill operations; Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda., through which we began our activities of fighting wildfires through aircrafts; and CTA Serviços em Meio Ambiente Ltda., through which we act in the rescue of animals and recovery of flora impacted by oil spills.
In 2018, we started our international expansion with the acquisition of Braemar Response Ltd. (“Braemar Response”), a British company founded in 1948 with extensive experience in responding to environmental emergencies, responding to our customers’ demand in Europe. In 2020, we acquired Allied International Emergency, LLC in the United States, which provides emergency response, environmental remediation and industrial services. In addition to that acquisition, since 2020, we have completed seven other acquisitions in the United States, including the WOB Acquisition, six in Canada (including our recent acquisition of Ridgeline Canada Inc. in August 2022), two in Europe and two in Latin America (including the consolidation of our control of Suatrans Chile). We believe that the WOB Acquisition will be transformational for us as it strengthens our presence on continents where we are already active and allows us entry into Asia and Oceania.

Source: Ambipar Group information.
(1)
Net revenue, EBITDA and EBITDA Margin for the years ended December 31, 2018 and 2019 and for the six months ended June 30, 2021 and 2022, as well as EBITDA and EBITDA Margin for the years ended December 31, 2020 and 2021 have not been audited, reviewed or compiled by any independent registered public accountant. We adopted IFRS starting January 1, 2020. These figures may not be fully comparable to net revenue, EBITDA and EBITDA Margin for subsequent periods. EBITDA and EBITDA Margin are not defined or calculated under principles, standards or rules that comprise IFRS or U.S. GAAP. Accordingly, the non-GAAP financial measures Emergencia uses and refers to should not be viewed as a substitute for Emergencia’s combined financial statements prepared and presented in accordance with IFRS or any other performance measure derived in accordance with IFRS, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. Emergencia’s definition of EBITDA and EBITDA Margin are specific to its business and you should not assume that these definitions are comparable to similarly titled financial measures of other companies.

(2)
For additional information on how we calculate EBITDA and EBITDA Margin, see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

In 2021 and in the six months ended June 30, 2022, we executed more than 28,000 and more than 20,000 service deliveries to our customers, respectively.
Our Services
We provide the following services to our customers: (i) emergency response and industrial field services; (ii) consulting services focused on accident prevention and environmental licensing; and (iii) training services.
The table below shows the percentage of net revenue generated from each type of service we offer for the periods indicated:
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2021	2020
Emergency response and industrial field services	93.3%	98.0%	90.4%	96.1%
Consulting services	5.6%	1.3%	8.4%	2.5%
Training services	1.2%	0.7%	1.2%	1.4%

The increase in net revenue from consulting services was primarily due to the expansion of our offering of consulting services primarily in our North America and Brazil segments in which we started or expanded our operations in 2021 through the acquisitions we completed in those regions. Such increase is consistent with our effort to pursue our strategy to increasingly become a one-stop-shop for emergency and industrial services to our clients, seeking synergies and increasing our cross-selling abilities in all jurisdictions in which we operate.
In October 2022, in order to accelerate our growth strategy, we acquired Witt O’Brien’s. See “Business of Emergencia — The WOB Acquisition”. As a result of this acquisition, we expect that our net revenue derived from consulting services may increase and broaden in scope, as we incorporate Witt O’Brien’s to our ecosystem acquiring new consulting services capabilities, such as disaster mitigation, emergency preparedness and recovery, and seeking cross-selling opportunities with existing customers of Witt O’Brien’s.
Principal Factors Affecting Our Results of Operations
We believe that the trends affecting our performance for historical periods and future periods include the following key factors:
•
Driving Inorganic Growth through Strategic Acquisitions: Our ability to identify, execute and integrate strategic acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the emergency response industry, our growth and success depend on our ability to find and realize the benefits of consolidation opportunities. Our diversified business model complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. We have completed 30 acquisitions since 2020. We focus on acquiring businesses that allow us to increase our geographic footprint, demonstrate services quality and brand recognition, have well maintained equipment, with a strong team which remains aligned for the post-acquisition period. We believe the integration of these acquisitions with our existing platform is a key factor to our success, opening new markets, providing us with consolidation and cross-selling opportunities while leveraging cost synergies across our operations. Maintaining a diversified model is therefore critical to execute our inorganic growth strategy and helping us reduce execution risk inherent in single-market and single-service offering strategies.

•
Delivering Organic Growth through our International Expansion and Portfolio Diversification: Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers and realize on cross-selling opportunities between our complementary service capabilities. We believe that our continued success depends on our ability to further enhance and leverage our portfolio of services offered and geographies served. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets, which will require significant dedication of management attention and financial resources. We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success, win new contracts, realize renewals or extensions of existing contracts and expand into new or adjacent markets.

•
Delivering excellence and consistency through standardized training: We aim to deliver consistently excellent services regardless of the services offered or geographies served. Our offer of a diversified training portfolio focuses on emergency services and occupational safety and health. We have invested in training centers located in the United States, Chile, Peru and in Brazil, where we own and operate the largest center of multimodal training in Latin American. We believe that delivering high quality, standardized training throughout our network will allow us to promote personnel qualifications, ensure quality and safety in processes with a highly qualified technical team, allowing to leverage our scalable capabilities to deliver operational and financial synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth, provide economies of scale and constantly update our training and services protocol to new industrial processes, and hazardous materials, which are constantly evolving as manufacturing processes worldwide evolve.

In addition, other significant factors affecting our performance and results of our operations include:
•
Our ability to attract new clients and our ability to retain existing clients, as well as to increase our net revenue from existing clients pursuant to the expansion of services provided to them;

•
Our ability to expand and deepen the quality, range and diversity of our portfolio of service offerings while maintaining excellent quality standards;

•
Our ability to maintain favorable pricing;

•
Our ability to comply with environmental regulations and hazardous materials, at a local, national and international level.

•
Our ability to maintain and strengthen a strong brand and corporate reputation;

•
The impact of natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic and its impact on the demand for our services;

•
Economic growth rates in the industries and countries in which our clients operate, as well as their impact on our clients’ expenditures on our services;

•
Wage rates and operating costs in the countries where we operate, particularly in Brazil, United States, Canada, Chile and the United Kingdom, where most of our employees are based; and

•
Changes in foreign exchange rates, particularly fluctuations in exchange rates between the Brazilian real and the other currencies in which our subsidiaries operate.

Principal Components of Our Statement of Income
The following is a summary of the principal line items comprising consolidated statement of income.
Net Revenue
We provide emergency services that include prevention, training, and emergency response. Our net revenue is generated from services at customer sites or other locations. Our services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel. We recognize net revenue for these services over time, as the customer receives and consumes the benefits of the services as they are being performed and we have a right to payment for performance completed to date. We use the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over a number of hours, several days or even months for larger scale projects.
Cost of services rendered
Our cost of services rendered consist primarily of expenses related to personnel and labor, fuel, third-party services, depreciation and amortization, rent, materials and maintenance, travel, marketing, among others.
Operating Expenses
Our operating expenses consist primarily of expenses related to selling, general and administrative expenses, as personnel and labor, fuel, third-party services, travel and marketing, among others.
Net finance cost/revenue
Net finance cost/revenue consist of finance income and finance costs. Finance income consists primarily of interest earned from financial investments, foreign exchange gains and other financial income. Finance costs are primarily comprised of interests on loans, payment of interest, foreign exchange losses and financial transaction tax.
Income tax and social contribution
Provision for income tax and social contribution consists primarily of current and deferred income tax and social contribution. The provision for income tax and social contribution is calculated based on tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.
Our Operating Segments
Our business operations are organized into four segments, which corresponded to the principal regions in which we operate: Brazil, Latin America (other than Brazil), Europe and North America. As of June 30, 2022, our most significant segment was North America, representing 40.1% of our net revenue (compared to 40.7% for the year ended December 31, 2021), followed by Brazil, representing 32.0% of our net revenue (compared to 25.6% for the year ended December 31, 2021), Latin America (other than Brazil), representing 15.1% of our net revenues (compared to 17.6% for the year ended December 31, 2021), and Europe, representing 12.7% of our net revenue (compared to 16.1% for the year ended December 31, 2021).
For additional information on our segment reporting see notes 3.4.16 and 17 of our combined financial statements and notes 3.16 and 18 of our interim condensed combined financial statements included elsewhere in this proxy statement/prospectus.
Non-GAAP Financial Measures
This proxy statement/prospectus presents our EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate for the convenience of the investors. EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate are non-GAAP financial measures. A non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that excludes or includes amounts that would not be adjusted in the most comparable IFRS measure.
We use these non-GAAP financial measures for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We believe that the disclosure of our non-GAAP measures provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Additionally, we believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period-to-period comparisons of results of operations. The non-GAAP financial measures described in this proxy statement/prospectus are not a substitute for the IFRS measures of earnings.
Additionally, our calculations of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate may be different from the calculation used by other companies, including our competitors in the industry, and therefore, our measures may not be comparable to those of other companies. For a reconciliation of EBITDA, EBITDA Margin, ROIC, Free Cash Flow and Cash Conversion Rate to the most directly comparable IFRS measure, see “Selected Consolidated Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”
	For the six months ended June 30,			For the year ended December 31,
	2022	2022	2021	2021	2021	2020
	(Unaudited Consolidated)			(Unaudited Combined)
	(in US$ millions, except %)(1)	(in R$ millions, except %)		(in US$ millions, except %)(1)	(in R$ millions, except %)
EBITDA(2)	32.0	167.9	93.2	45.5	238.2	112.4
EBITDA Margin(3)	25.6%	25.6%	27.9%	29.0%	29.0%	30.9%
ROIC(4)	16.0%	16.0%	N/A(5)	28.7%	28.7%	36.2%
Free Cash Flow(6)	9.9	51.7	0.4	(4.0)	(20.8)	28.0
Cash Conversion Rate(7)	30.8%	30.8%	0.4%	(8.7)%	(8.7)%	24.9%

(1)
For convenience purposes only, certain amounts in reais have been translated to U.S. dollars using an exchange rate of R$5.238 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2022, as reported by the Central Bank. These translations have not been audited and should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate. See “Risk Factors — Risks Relating to the Markets Where We Operate — Exchange rate instability can harm the economy of emerging markets where we operate and, consequently, affect us.”
(2)
Emergencia calculates EBITDA as profit (loss) for the period plus income tax and social contribution plus net finance cost/revenue plus depreciation and amortization expenses, in each case for the relevant period. Emergencia’s calculation of EBITDA may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

(3)
Emergencia calculates EBITDA Margin as EBITDA for the relevant period divided by net revenue for the relevant period. Emergencia’s calculation of EBITDA Margin may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

(4)
Emergencia calculates ROIC as net operating profit after tax for the relevant period divided by invested capital. Emergencia defines net operating profit after tax as operating profit for the relevant period minus income tax adjustment. Income tax adjustment is defined as operating profit for the relevant period multiplied by Emergencia’s effective tax rate for the relevant period, the numerator of which is income tax and social contribution and the denominator of which is profit before tax. Emergencia defines invested capital as total shareholders’ equity minus goodwill minus intangibles assets plus current and non-current loans and financing plus debentures plus non-current related party loans liabilities plus current and non-current obligations from acquisition of investment plus dividend payable minus cash and cash equivalents minus non-current related party loans assets. Although ROIC is commonly used as a measure of capital efficiency, definitions of ROIC differ, and Emergencia’s computation of ROIC may not be comparable to other similarly titled measures of other companies. For further information, see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

(5)
The calculation of ROIC includes certain line items derived from the statement of financial position as of the applicable dates. Considering that Emergencia is not presenting statement of financial position data as of June 30, 2021 herein and in the financial statements included elsewhere in this proxy statement/prospectus, the calculation of ROIC for such date has not been made available.

(6)
Emergencia calculates Free Cash Flow as EBITDA for the relevant period minus change in working capital minus acquisition of property, plant and equipment and intangible assets. Change in working capital is calculated as the sum of changes in current assets and liabilities affecting the cash generated from operating activities in the statements of cash flow. Emergencia’s calculation of Free Cash Flow may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

(7)
Emergencia calculates Cash Conversion Rate as Free Cash Flow for the relevant period divided by EBITDA for the relevant period. Emergencia’s calculation of Cash Conversion Rate may be different from the calculation used by other companies, including Emergencia’s competitors in the industry, and therefore, Emergencia’s measures may not be comparable to those of other companies. For further information see “Important Information about GAAP and Non-GAAP Financial Measures” and “Selected Historical Financial Data of Emergencia — Reconciliation of Non-GAAP Financial Measures.”

Historical Results of Operations
Comparison of Results of Operations for the Six Months ended June 30, 2022 and 2021
	For the six months ended June 30,
	2022	2021	Variation
	(in R$ millions)%
Net revenue	654.5	334.6	95.6%
Cost of services rendered	(520.0)	(251.1)	107.1%
Gross profit	134.5	83.5	61.1%
Operating expenses
Selling, general and administrative expenses	(14.0)	(13.9)	0.7%
Other income, net expenses	5.1	(0.1)	(5200.0)%
Operating profit	125.6	69.5	80.7%
Net finance cost/revenue	(23.3)	5.9	(494.9)%
Profit before tax	102.3	75.4	35.7%
Income tax and social contribution	(19.9)	(22.8)	(12.7)%
Profit for the period	82.4	52.6	56.7%
Net revenue
The table below shows the net revenue of our reportable segments for the six months ended June 30, 2022 and 2021:
	For the six months ended June 30,
	2022	2021	Variation
	(in R$ millions)%
Brazil	209.7	103.1	103.4%
Latin America (other than Brazil)(1)	98.7	61.5	60.5%
North America	262.8	108.7	141.8%
Europe(2)	83.3	61.3	35.9%
Net revenue	654.5	334.6	95.6%

(1)
Net revenue derived from our Antarctican operations is included within the Latin America segment.

(2)
Net revenue derived from African operations is included within the Europe segment.

Net revenue for the six months ended June 30, 2022 amounted to R$654.5 million, compared to R$334.6 million in the six months ended June 30, 2021, which represents an increase of R$319.9 million, or 95.6%.
The increase in net revenue was primarily due to: (1) the acquisitions we concluded in the North America and Brazil segments, which experienced the largest growth in the period, reaching a net revenue of R$262.8 million and R$209.7 million in the six months ended June 30, 2022, respectively, from R$108.7 million and R$103.1 million in the six months ended June 30, 2021, as a result of a wider regional reach and, consequently, an increase the overall number of subscription contracts and spot contracts; and (2) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$37.2 million, or 60.5%, in the six months ended June 30, 2022, primarily as a result of the expansion of our existing operations in Chile and Peru and the start of new operations in Colombia. These increases were partially offset by a negative effect of 7.4 percentage points on our net revenue as a result the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real.

Excluding the effect of the acquisitions that occurred in the six months ended June 30, 2022, our net revenues would have increased by 68.1% or R$227.8 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily in connection with: (1) an increase of R$142.6 million in net revenue in the six months ended June 30, 2022, derived from the net revenue generated from the companies we acquired during 2021 and that were gradually and fully integrated into our ecosystem in 2022; and (2) an increase of net revenue of R$85.2 million or 37.6% in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, if we were to exclude all acquisitions made in 2022 and 2021, primarily due to an increase of cross-selling and growth in North America and Latin America regions in connection with an increase of the capacity of our service centers and operating capabilities.
Cost of services rendered
Cost of services rendered for the six months ended June 30, 2022 amounted to R$520.0 million, compared to R$251.1 million in the six months ended June 30, 2021, which represents an increase of R$268.9 million, or 107.1%. This increase was primarily due to the acquisitions we completed in the period and the increase in operations, consistent with the increase in net revenue described above, as partially offset by a positive effect of 7.0 percentage point on our cost of services rendered, as a result of the depreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 79.4% and 75.0% of our net revenue, respectively, in the six months ended June 30, 2022 and 2021.
Excluding the effect of the acquisitions that occurred in the six months ended June 30, 2022, our cost of services rendered would have increased by 74.2% or R$196.0 million in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily due to (1) an increase of R$140.9 million in cost of services rendered in the six months ended June 30, 2022, derived from the growth of the operations of the companies we acquired in 2021 and integrated into our ecosystem in 2022; and (2) an increase of cost of services rendered of R$55.1 million or 28.4% in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, if we were to exclude all the acquisitions made in 2022 and 2021, as a result of the organic growth of our operations in this period and inflationary costs pressure on our cost of services rendered.
Gross profit
Gross profit for the six months ended June 30, 2022 amounted to R$134.5 million, compared to R$83.5 million in the six months ended June 30, 2021, which represents an increase of R$51.0 million, or 61.1%. Gross profit represented 20.6% and 25.0% of our net revenue, respectively, for the six months ended June 30, 2022 and 2021. The decrease in gross profit margin was primarily due to the increase in cost of services rendered in the six months ended June 30, 2022 as a percentage of net revenue, as a result of increased costs related to third-party providers and fuel caused by inflationary cost pressure, supply chain disruptions, and increases in oil prices in the period, which negatively impacted gross profit margin by 6.8 percentage points in the aggregate, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets which we had recently entered and had smaller operations. The adoption of heightened controls over our costs and expenditures following recent acquisitions helped to mitigate inflationary pressures, including by means of centralizing negotiations with suppliers at the corporate level and the renegotiation of pricing terms with suppliers, and we have been able to gradually increase prices as a way to pass on costs and improve gross profit margins. Supply chain disruptions have been mitigated through the earlier ordering of vehicles and equipment, and increasing utilization of suppliers who have more favorable delivery terms. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.
Selling, general and administrative expenses
Selling, general and administrative expenses for the six months ended June 30, 2022 amounted to R$14.0 million, compared to R$13.9 million in the six months ended June 30, 2021 which represents an increase of R$0.1 million, or 0.7%. Selling, general and administrative expenses represented, respectively, 2.1% and 4.2% of our net revenue in the six months ended June 30, 2022 and 2021.

Operating profit
Operating profit for the six months ended June 30, 2022 amounted to R$125.6 million, compared to R$69.5 million in the six months ended June 30, 2021, which represented an increase of R$56.1 million, or 80.7%, due to the factors described above.
Net finance cost/revenue
Our net finance costs increased by R$29.2 million, or 494.9%, to R$23.3 million for the six months ended June 30, 2022 from an income of R$5.9 million for the six months ended June 30, 2021. Finance income decreased by R$6.9 million, or 55.6%, to R$5.5 million in the six months ended June 30, 2022 from R$12.4 million in the six months ended June 30, 2021, primarily due to a decrease in interest charged and foreign-exchange income, as partially offset by a greater average cash balance in the period which resulted in an increase in revenues from interest earning bank deposits. Our finance costs increased by R$22.3 million, or 337.9%, to R$28.9 million in the six months ended June 30, 2022 from R$6.6 million in the six months ended June 30, 2021 primarily due to an increase of R$13.4 million and R$3.4 million in six months ended June 30, 2022 in debenture interest and interest on loans, respectively, primarily as a result of our First Issuance of Debentures in 2022.
Profit before tax
Profit before tax for the six months ended June 30, 2022 amounted to R$102.3 million, compared to R$75.4 million in the six months ended June 30, 2021, which represents an increase of R$26.9 million, or 35.7%, due to the factors described above.
Income tax and social contribution
Income tax and social contribution expense for the six months ended June 30, 2022 was R$19.9 million, compared R$22.8 million in the six months ended June 30, 2021, which represents a decrease of R$2.9 million, or 12.7%. This decrease was primarily due to the decrease in the provision for deferred taxes.
Profit for the period
As a result of the foregoing factors, our profit for the six months ended June 30, 2022 amounted to R$82.4 million, compared to R$52.6 million in the six months ended June 30, 2021, which represents an increase of R$29.8 million, or 56.7%. Profit represented, respectively, 12.6% and 15.7% of the net revenue for the six months ended June 30, 2022 and 2021.
Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020
	2021	2020	Variation
	(in R$ millions)%
Net revenue	822.2	364.3	125.7%
Cost of services rendered	(618.7)	(256.1)	141.6%
Gross profit	203.5	108.1	88.3%
Operating expenses
Selling, general and administrative expenses	(26.8)	(19.0)	41.1%
Other income, net expenses	1.4	0.7	100.0%
Operating profit	178.0	89.9	98.0%
Net finance costs	(2.0)	(7.1)	(71.8)%
Profit before tax	176.0	82.8	112.6%
Income tax and social contribution	(37.9)	(16.7)	126.9%
Profit for the year	138.1	66.0	109.2%
Net revenue
The table below shows the net revenue of our reportable segments for the years ended December 31, 2021, and 2020:

	For the years ended December 31,
	2021	2020	Variation
	(in R$ millions)%
Brazil	210.4	156.3	34.6%
Latin America (Other than Brazil)(1)	144.4	104.8	37.8%
North America	334.8	69.2	383.8%
Europe(2)	132.6	34.0	290.0%
Net revenue	822.2	364.3	125.7%

(1)
Net revenue derived from our Antarctican operations is included within the Latin America segment.

(2)
Net revenue derived from African operations is included within the Europe segment.

Net revenue for the year ended December 31, 2021 amounted to R$822.2 million, compared to R$364.3 million in the year ended December 31, 2020, which represents an increase of R$457.9 million, or 125.7%. This increase was primarily due to (1) the acquisitions we concluded in the North America and Europe segments, which experienced the largest growth in the year ended December 31, 2021, reaching a net revenue of R$334.8 million and R$132.6 million, respectively, in year ended December 31, 2021 from R$69.2 million and R$34.0 million in the year ended December 31, 2020, as a result of a wider regional footprint that generated an increase in the overall number of subscription contracts and spot contracts; (2) an increase of our net revenue generated in our Brazil segment of R$54.1 million, or 34.6% in the year ended December 31, 2021, primarily in connection with the acquisitions we concluded in that region during the period, resulting in an increase of our cross-selling ability in the region and the resulting increase in the overall number of subscription contracts and spot contracts in the region; (3) an increase of our net revenue generated in our Latin America segment (other than Brazil) of R$39.6 million, or 37.8%, in the year ended December 31, 2021, primarily as a result of the expansion of our existing operations in Chile and Peru; and (4) a positive effect of 5.9 percentage points on our net revenue as a result the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real.
Excluding the effect of the acquisitions that occurred in the year ended December 31, 2021, our net revenues would have increased by 30.5% or R$110.9 million in the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily in connection with: (1) an increase of R$87.4 million in net revenue in the year ended December 31, 2021, derived from the net revenue generated from the companies we acquired in 2020 and integrated into our ecosystem in 2021; and (2) an increase of R$23.6 million or 8.0% in the year ended December 31, 2021 compared to the year ended December 31, 2020, of our net revenue if we were to exclude all such acquisitions in 2021 and 2020, primarily due to a stronger growth in Latin America and Europe segments, which presented a strong demand from our mining and industrial services clients.
Cost of services rendered
Cost of services rendered for the year ended December 31, 2021 amounted to R$618.7 million, compared to R$256.1 million in the year ended December 31, 2020, which represents an increase of R$362.6 million, or 141.6%. This increase was primarily due to (1) completed acquisitions, (2) an increase in operations, consistent with the increase in net revenue described above and (3) a negative effect of 6.1 percentage points on our cost of services rendered as a result the appreciation of the U.S. dollar, Canadian dollar and the British pound against the real. Cost of services represented 75.2% and 70.3% of our net revenue, respectively, for the years ended December 31, 2021 and 2020.
Excluding the effect of the acquisitions that occurred in the year ended December 31, 2021, our cost of services rendered would have increased by 46.8% or R$127.9 million the year ended December 31, 2021 compared to the year ended December 31, 2020, primarily due to: (1) an increase of R$61.7 million in cost of services rendered in the year ended December 31, 2021, derived from the growth of the operations of the companies we acquired in 2020 and integrated into our ecosystem in 2021; and (2) an increase of cost of services rendered of R$66.2 million or 30.7% in the year ended December 31, 2021 compared to the year ended December 31, 2020, if we were to exclude all acquisitions made in 2021 and 2020, as a result of the organic growth of our operations in this period and inflationary costs pressure on our cost of services rendered.
Gross profit
Gross profit for the year ended December 31, 2021 amounted to R$203.5 million, compared to R$108.1 million in the year ended December 31, 2020, which represented an increase of R$95.4 million, or 88.3%. Gross profit represented 24.8% and 29.7% of our net revenue, respectively, for the years ended December 31, 2021 and 2020. The decrease in gross profit margin was primarily due to the increase of our cost of services rendered in the year ended December 31, 2021 as a percentage of net revenue, as a result of increased costs related to third-party providers, fuel and maintenance caused by inflationary cost pressure, supply chain disruptions, and increased in oil prices in the period, which negatively impacted gross profit margin by 7.4 percentage points in the aggregate, as well as decreased economies of scale resulting from (1) recently acquired businesses that were in the process of being integrated into our ecosystem, and (2) organic growth in markets in which we had recently entered and had smaller operations. The increase in cost of services rendered as a percentage of net revenue was partially offset primarily by a decrease in costs with personnel as a percentage of net revenue due to workforce optimization.
Selling, general and administrative expenses
Selling, general and administrative expenses for the year ended December 31, 2021 amounted to R$26.8 million, compared to R$19.0 million in the year ended December 31, 2020, which represents an increase of R$7.8 million, or 41.1%. This increase is attributed to the increase in the volume of our operations, and, therefore, related to the need to support our selling, general and administrative activities, in particular the increase in general administrative expenses due to the increasing global reach of our operations. Selling, general and administrative expenses represented, respectively, 3.3% and 5.2% of our net revenue in the year ended December 31, 2021 and 2020.
Operating profit
Operating profit for the year ended December 31, 2021 amounted to R$178.0 million, compared to R$89.9 million in the year ended December 31, 2020, which represented an increase of R$88.1 million, or 98.0%, due to the factors described above.
Net finance costs
Our net finance costs decreased by R$5.1 million, or 71.8%, to R$2.0 million for the year ended December 31, 2021 from an expense of R$7.1 million for the year ended December 31, 2020. Finance income increased by R$3.4 million, or 45.5%, to R$10.8 million in the year ended December 31, 2021 from R$7.4 million in the year ended December 31, 2020, primarily due to a greater average cash balance in the period which resulted in higher interest income as interest was earned on the higher cash balance. Our finance costs decreased by R$1.7 million, or 11.7%, to R$12.8 million in the year ended December 31, 2021 from R$14.5 million in the year ended December 31, 2020 primarily due to a decrease of R$5.5 million in our foreign exchange costs, partially offset by an increase of R$3.6 million in our interest on loans.
Profit before tax
Profit before tax for the year ended December 31, 2021 amounted to R$176.0 million, compared to R$82.8 million in the year ended December 31, 2020, which represents an increase of R$93.2 million, or 112.6%, due to the factors described above.
Income tax and social contribution
Income tax and social contribution for the year ended December 31, 2021 were R$37.9 million, compared R$16.7 million in the year ended December 31, 2020, which represented an increase of R$21.2 million, or 126.9%. This increase was primarily due to the increase in the provision for current taxes.

Profit for the year
As a result of the foregoing factors, our profit for the year ended December 31, 2021 amounted to R$138.1 million, compared to R$66.0 million in the year ended December 31, 2020, which represents an increase of R$72.1 million, or 109.2%. Profit represented, respectively, 16.8% and 18.1% of the net revenue for the years ended December 31, 2021 and 2020.
Liquidity and Capital Resources
The following discussion of our liquidity and capital resources is based on the financial information derived from our combined financial statements included elsewhere in proxy statement/prospectus.
Liquidity
We regularly evaluate opportunities to enhance our financial flexibility through a variety of methods, including, without limitation, through loans and financing. As a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us, and we may be required to pledge collateral to secure such instruments. See “— Debenture and loans and financing” for additional information.
We intend to increase our capital expenditures, for organic and inorganic uses, to support the growth in our business and operations. We believe that our current available cash and cash equivalents and financial investments, cash flows from operations and the liquidity provided from other sources of funds (including the net proceeds from this Business Combination) will be sufficient to meet our anticipated cash needs for the next 12 months. However, we cannot guarantee that our liquidity assumptions are correct, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements.
Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of June 30, 2022 and December 31, 2021 our cash and cash equivalents amounted to R$157.2 million and R$118.9 million, respectively.
Combined Statements of Cash Flows
The following table sets forth certain combined cash flow information for the periods indicated:
	For the Six Months Ended June 30,		For the Year Ended December 31,
	2022	2021	2021	2020
	(in millions of R$)
Cash and cash equivalents at the end of the year	157.2	80.8	118.9	61.8
Net cash generated from operating activities	87.8	31.0	64.3	32.5
Net cash used in investing activities	(259.2)	(256.6)	(448.4)	(117.7)
Net cash generated from financing activities	195.1	217.6	433.3	108.9
Exchange rate change in cash and cash equivalent	14.7	27.0	8.0	25.8
Increase in cash and cash equivalents	23.6	(8.0)	49.2	23.7
Net cash generated from operating activities
Our net cash generated from operating activities increased to R$87.8 million for the six months ended June 30, 2022 from R$31.0 million of net cash generated from operating activities for the six months ended June 30, 2021, primarily due to the following factors:
•
our profit for the six months ended June 30, 2022 increased to R$82.4 million from R$52.6 million for the six months ended June 30, 2021, combined with adjustments for non-cash items consisting primarily of:

(1)
an increase in residual value of written-off property, plant and equipment and intangible assets to R$23.4 million in the six months ended June 30, 2022 from R$3.8 million in the six months ended June 30, 2021, due to write-offs in rights-of-use assets in an amount of R$14.1 million;

(2)
an increase in depreciation and amortization to R$42.3 million in the six months ended June 30, 2022 from R$23.7 million in the six months ended June 30, 2021, as a result of an increase of R$108.6 million in property, plant and equipment to R$726.1 million in the six months ended June 30, 2022;

(3)
such increases were partially offset by a decrease in interest on loans and financing and exchange-rate change to a negative net cash of R$20.3 million in the six months ended June 30, 2022 compared to a positive net cash of R$1.7 million in the six months ended June 30, 2021, as a result of an increase in our debenture and loans and financing combined with the increase in Brazil’s base interest rates in the period.

•
changes in assets and liabilities resulted in a total outflow of R$37.5 million in the six months ended June 30, 2022 compared to a total outflow of R$49.3 million for the six months ended June 30, 2021, resulting primarily from a decrease in advances to suppliers of R$25.3 million for the six months ended June 30, 2022, compared to an increase of R$2.4 million for the six months ended June 30, 2021, primarily as the result of the return to normal payment schedules to our suppliers following stabilization of the impacts of the COVID-19 pandemic on our value chain;

as partially offset by:
(1)
an increase in accounts receivables by R$71.6 million for the six months ended June 30, 2022 compared to an increase R$29.6 million for the six months ended June 30, 2021, primarily as a result of the increase in our operations in the six months ended June 30, 2022;

(2)
an increase in prepaid expense by R$14.7 million for the six months ended June 30, 2022 compared to R$0.1 million for the six months ended June 30, 2021 due to prepaid expenses related to the Business Combination;

Our net cash generated from operating activities increased to R$64.3 million for the year ended December 31, 2021 from R$32.5 million for the year ended December 31, 2020, primarily due to the following factors:
•
our profit for the year ended December 31, 2021 increase to R$138.1 million from R$66.0 million for the year ended December 31, 2020, combined with adjustments for non-cash items consisting primarily of:

(1)
an increase in depreciation and amortization to R$60.2 million in the year ended December 31, 2021 from R$22.5 million in the year ended December 31, 2020, as a result of an increase of R$141.8 million in property, plant and equipment to R$331.6 million in the year ended December 31, 2021;

(2)
an increase in deferred income tax and social contribution by R$14.1 million in the year ended December 31, 2021 compared to R$5.5 million in the year ended December 31, 2020 as a result of the increase in our operations that resulted in an increase in our taxable income;

(3)
such increases were partially offset by a decrease in residual value of written-off property, plant and equipment and intangible assets to negative R$6.4 million in the year ended December 31, 2021 from R$4.0 million in the year ended December 31, 2020, due to write-offs in machinery and equipment and vehicles;

•
changes in assets and liabilities resulted in a total outflow of R$135.2 million in the year ended December 31, 2021 compared to R$62.4 million in the year ended December 31, 2020, resulting from:

(1)
an increase in accounts receivables of R$79.1 million for the year ended December 31, 2021 compared to an increase of R$32.2 million for the year ended December 31, 2020, primarily as a result of the increase in our operations in the year ended December 31, 2021;

(2)
a decrease in other accounts payable by R$17.6 million for the year ended December 31, 2021 compared to a decrease of R$0.3 million for the year ended December 31, 2020 as a result of completion of the accounting integration process in our finance systems of the companies we acquired in the year ended December 31, 2021.

(3)
a decrease in services acquired from suppliers of R$21.7 million for the year ended December 31, 2021 compared to a decrease of R$7.3 million for the year ended December 31, 2020 as a result of the growth of our operations in the year ended December 31, 2021.

(4)
an increase in advances to suppliers of R$29.3 million for the year ended December 31, 2021 compared to an increase R$16.2 million for the year ended December 31, 2020 as a result of our decision to reduce the payments times to our suppliers in order to reinforce our value chain and guarantee the continuity of service throughout the regions in which we operate;

as partially offset by:
(5)
a decrease in other accounts receivable of R$24.9 million for the year ended December 31, 2021 compared to an increase of R$13.2 million for the year ended December 31, 2020 as a result of completion of the accounting integration process in our finance systems of the companies we acquired in the year ended December 31, 2021.

Net cash used in investing activities
Our net cash used in investing activities consisted primarily of cash expended on acquisitions and cash spent on companies’ acquisitions; net of cash received and acquisition of property, plant and equipment and intangible assets.
Our net cash used in investing activities increased to R$259.2 million of net cash used in investing activities for the six months ended June 30, 2022 from R$256.6 million in net cash used in investing activities for the six months ended June 30, 2021, primarily due to an increase in cash spent on the acquisition of property, plant and equipment and intangible assets as partially offset by a decrease in cash spent on companies’ acquisitions; net of cash received.
Our net cash used in investing activities increased to R$448.4 million of net cash used in investing activities for the year ended December 31, 2021 from R$117.7 million in net cash used in investing activities for the year ended December 31, 2020, primarily due to an increase of R$210.1 million in cash spent on companies’ acquisitions; net of cash received and an increase in R$101.8 million in acquisition of property, plant and equipment and intangible assets. As a result, our Cash Conversion Rate for the year ended December 31, 2021 was (8.7)%, compared to 24.9% for the year ended December 31, 2020.
Net cash generated from financing activities
Our net cash generated from financing activities decreased to R$195.1 million for the six months ended June 30, 2022 from R$217.6 million of net cash generated from financing activities for the six months ended June 30, 2021, primarily due to (1) a decrease to R$101.7 million for the six months ended June 30, 2022, from an increase of R$223.3 million for the six months ended June 30, 2021, in cash generated from financing received from related parties, primarily Ambipar and (2) a decrease to R$7.3 million for the six months ended June 30, 2022 from R$27.7 million for the six months ended June 30, 2021 in proceeds from loans and financing as offset by an increase of R$335.5 million in funding of our First Issuance of Debentures.
Our net cash generated from financing activities increased to R$433.3 million for the year ended December 31, 2021 from R$108.9 million of net cash generated from financing activities for the year ended December 31, 2020, primarily due to an increase to R$441.7 million for the year ended December 31, 2021 from R$114.0 million in cash generated from financing received from related parties, primarily Ambipar. For more information, see “Certain Emergencia Relationships And Related Party Transactions — Intercompany Loans.”
Capital Expenditures
Our capital expenditures are related primarily to (1) purchasing equipment and technology or (2) acquisition of companies according to our inorganic growth strategy.

For the six months ended June 30, 2022 and June 30, 2021, our total capital expenditures amounted to R$259.2 million and R$256.6 million, respectively, representing 39.6% and 76.7% of our net revenue respectively. We divide our capital expenditures in three categories: (1) cash spent on companies’ acquisitions; net of cash received amounting to R$140.4 million for the six months ended June 30, 2022, from R$182.3 million for the six months ended June 30, 2021; (2) acquisition of property, plant and equipment and intangible assets amounting to R$78.7 million for the six months ended June 30, 2022 from R$43.5 million for the six months ended June 30, 2021; and (3) payment of obligations from acquisitions of investments amounting to R$40.1 million for the six months ended June 30, 2022 from R$30.7 million for the six months ended June 30, 2021, which relate to payments of earn-outs or installments to former controlling shareholders of previously acquired companies.
We expect to increase our capital expenditures to support the growth in our business and operations. Our future capital requirements will depend on several factors, including mainly our inorganic growth and increase of employee headcount.
Loans and financing and debenture
As of June 30, 2022, we had and R$343.6 million in outstanding debentures (compared to nil as of December 31, 2021) and R$169.5 million (compared to R$155.3 million as of December 31, 2021) in outstanding loans and financing.
The table below shows the main characteristics of our debenture and loans and financing agreements as of June 30, 2022.
	As of June 30, 2022
	Weighted Average Interest rate on June 30, 2022	Maturity	Current	Non-current
			(combined) (in millions of R$)
Working capital	12.49%	March 2027	17.0	62.3
Investment financing(1)	12.48%	June, 2027	19.5	66.6
Financial leases liabilities	7.98%	November, 2025	2.0	2.1
Debenture	CDI + 3.5%	February 2028	13.4	330.2
Total			51.9	461.2

(1)
Investment financing through FINAME (Fundo de Financiamento para Aquisição de Máquinas e Equipamentos Industriais) for the acquisition of heavy vehicles and machinery used for our operations

Payment schedule of installments of loans and financing and lease liabilities
The table below summarizes the payment schedule of installments of our loans and financings and leases liabilities:
As of June 30, 2022
(in millions of R$)
Year of maturity:
2023	32.3
2024	43.6
2025	33.7
2026	17.6
2027	3.9
Total	131.0

First Issuance of Debentures
On February 15, 2022, we issued an aggregate principal amount of R$335.5 million in a single series of 335,500 unsecured, non-convertible debentures due February 15, 2028, pursuant to the First Deed of Debentures. The debentures under the First Issuance of Debentures bear interest corresponding to 100% of the accumulated rate of interbank deposits in Brazil (“CDI”), plus 3.5% per year, and will be amortized in six installments, with the first installment due on August 2023, the second on February 15, 2024 and the remaining installments in the next consecutive four years.
Payment schedule of installments of debenture
The table below summarizes the payment schedule of installments of our debenture:
As of June 30, 2022
(in millions of R$)
Year of maturity:
2023	59.3
2024	55.3
2025	55.3
2026	160.5
Total	330.2
Restrictive Covenants
We are subject to certain restrictive covenants present in our debenture. These covenants include, among other obligations, preservation of certain financial ratios, limitations on assets disposal, control disposal and corporate reorganization, and other provisions on obligations default, judicial reorganization and bankruptcy, death, insolvency, interdiction, change in corporate purpose or in a significant portion of assets and final and unappealable decisions on discrimination based on race and gender, child labor, slave labor, harassment or crime against the environment. As of June 30, 2022, we were in compliance with all of our restrictive covenants.
Critical Accounting Policies and Estimates
Our financial statements are prepared in conformity with IFRS, as adopted by the IASB. In preparing our financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances.
Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. See note 3.4.2 to our combined financial statements as of and for the years ended December 31, 2021 and 2020 and note 3.2 of our interim condensed combined financial statements, included elsewhere in this proxy statement/prospectus.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate risk, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:
Interest rate risk
Interest rate risk arises from the portion of our debt pegged to the long-term interest rate — CDI and interest earning bank deposits at the CDI rate, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose us to cash flow interest rate risk.

Loans issued at fixed rates expose us to fair value risk associated with interest rate. Considering that a substantial part of our loans is linked to fixed rates, our management believes that the risk of material changes in income and cash flows is low.
We set forth below three scenarios (probable, possible and remote) for simulation. In the probable scenario, the rates disclosed by the BM&F (Bolsa de Mercadorias e Futuros) were set forth by our management and the possible and remote scenario, a 25% and 50% deterioration on interest rates, respectively, in the variables. These amounts have been calculated using the amounts presented in the notes to the financial statements for cash and cash equivalents and loans and financing:
	As of June 30, 2022	Scenario I − Probable	Scenario II − Possible (25%)	Scenario III − Remote (50%)
	(in millions of R$)	(in millions of R$)
Index risk
CDI – Interest earning bank deposits	64.1	8.5	(10.6)	12.7
CDI – Loans and Financing	(169.5)	(22.5)	(28.1)	(33.7)
CDI – Debentures	(343.6)	(45.5)	(56.9)	(68.3)
Net exposure	(449.0)	(59.5)	(74.4)	(89.2)
	As of December 31, 2021	Scenario I − Probable	Scenario II − Possible (25%)	Scenario III − Remote (50%)
	(in millions of R$)	(in millions of R$)
Index risk
CDI – Interest earning bank deposits	61.5	5.7	4.3	2.8
CDI – Loans and Financing	(155.3)	(14.4)	(18.0)	(21.5)
Net exposure	(93.8)	(8.7)	(13.7)	(18.7)
Due to the nature, complexity, and isolation of a single variable, the estimates presented above may not faithfully represent the value of the loss, if the variable in question has the deterioration shown.
Credit risk
Credit risk is the risk of our financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises mainly from our receivables from customers and investments in debt securities. Credit risk also arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, we only purchase securities of issuers with a prime rating.
When analyzing credit risk, our management evaluates the client’s creditworthiness by taking into account their financial position, past experience and other factors. Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by our management. The use of credit limits is regularly monitored. See note 5 of our combined financial statements and note 5 of our interim condensed combined financial statements for additional information.
Liquidity risk
Liquidity risk is the risk associated with the difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial assets. Our objective when managing liquidity is to ensure, to the extent possible, that we will have sufficient liquidity to meet our liabilities when they are due, under both normal and stressed conditions, without incurring in unacceptable losses or risking damage to our reputation and our business.
The cash flow forecast is carried out by our management. Our management monitors the continuous forecasts of our liquidity requirements to ensure we have enough cash to satisfy operating needs. This forecast takes into consideration our debt financing plans, compliance with financial covenants, expected earnings and cash flows and, if applicable, external or legal regulatory requirements — for example, currency restrictions.
We hold surplus cash in excess of amounts we need for working capital, in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of June 30, 2022, we maintained short-term funds of R$64.1 million, compared to R$61.5 million as of December 31, 2021.
Public Company Costs
Upon the consummation of the Business Combination, New PubCo will become a public company, and the New PubCo Class A Ordinary Shares are expected to be publicly traded on the NYSE. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act, other applicable SEC regulations and the requirements of the NYSE. Compliance with the requirements of being a public company will require us to increase our administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors’ and officers’ liability insurance.
Emerging Growth Company Status
On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. We are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, and these exemptions will apply until we are no longer an “emerging growth company.”
Material Weakness in Internal Controls and Remediation
We identified a number of material weaknesses in our internal controls over financial reporting as of December 31, 2021. Specifically, the following controls were not fully effective:
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the consolidation process of recent acquisitions we made, due to the lack of a sufficient number of personnel in the acquired entities with an adequate level of knowledge and experience in the closing functions of our financial reports and related disclosures, to process the transition to the application of IFRS and International Accounting Standards and Interpretations issued by the IASB, consistent with our financial reporting requirements; and

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the design and operation of our accounting and financial reporting closing functions, in which required policies and procedures either were not designed or were not operating effectively at period end, resulting in a number of adjustments to our combined financial statements during the course of the audit.

These material weaknesses did not result in a material misstatement to our combined financial statements. We intend to take necessary actions to design and implement formal accounting policies, procedures and controls required to remediate these material weaknesses. This includes hiring additional finance and accounting personnel with the requisite experience and knowledge. It also includes designing and implementing new processes, policies and procedures, improving the internal controls to provide additional levels of review and approval, enhancing internal documentation, implementing new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated

Framework. See “Risk Factors — Risks Relating to Emergencia’s Business and Industry — In preparing our financial statements, we have identified material weaknesses in our internal control over financial reporting and, if we fail to remediate such material weaknesses (and any other ones) or implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

CERTAIN HPX RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Founder Shares
On April 8, 2020, the Sponsor purchased 5,750,000 Founder Shares for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each of our independent director nominees at the time at their original per-share purchase price. On July 15, 2020, we effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to HPX for no consideration and, as a result, since then the initial shareholders hold an aggregate of 6,305,000 Founder Shares. All share and per-share amounts have been restated to reflect the share capitalization.
The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the Founder Shares would equal 20% of our issued and outstanding shares after the IPO. As a result of the underwriter’s election to fully exercise its over-allotment option on July 16, 2020, no Founder Shares are currently subject to forfeiture.
On July 23, 2021, Marco Kheirallah and Wolney Betiol entered into a securities assignment agreement, whereby Mr. Kheirallah transferred and assigned 20,000 Founder Shares to Mr. Betiol. On July 23, 2021, Rafael Grisolia entered into a director restricted stock unit award agreement with HPX providing for the grant of 20,000 restricted stock units to Mr. Grisolia, which will vest upon the consummation of a business combination and represent 20,000 non-redeemable HPX Class A Ordinary Shares. On July 5, 2022, Mr. Grisolia and HPX entered into an amendment to the restricted stock unit agreement, pursuant to which, as of the Closing of the Business Combination, the restricted stock units granted thereunder will represent the right to receive 20,000 New PubCo Class A Ordinary Shares, and the vested restricted stock units will be settled in New PubCo Class A Ordinary Shares on a date as soon as practicable following vesting but in no event more than 30 days after vesting. Other than as described above, Mr. Betiol and Mr. Grisolia will not be compensated by HPX for their services as directors and they have not entered into an employment agreement with HPX.
If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Certain of our officers and directors presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity.
HPX Private Placement Warrants
Simultaneously with the closing of the IPO, our Sponsor purchased an aggregate of 7,060,000 HPX Private Placement Warrants at a price of $1.00 per warrant from us in a private placement, for an aggregate purchase price of $7,060,000. Each HPX Private Placement Warrant is exercisable for one HPX Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. Proceeds from the sale of the HPX Private Placement Warrants were added to the net proceeds from the IPO held in the Trust Account.
In connection with the Business Combination Agreement, HPX, New PubCo, Emergencia, the Sponsor, and the Insiders entered into the Sponsor Letter Agreement, pursuant to which, among other things, the 7,060,000 HPX Private Placement Warrants held by our Sponsor will be subject to the Sponsor Recapitalization and exchanged for 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement).
If we do not complete an initial business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), the proceeds of the sale of the HPX Private Placement Warrants will be used to fund the redemption of our public shares, subject to the requirements of applicable law, and the HPX Private Placement Warrants will expire worthless.
Registration Rights Agreement
We have entered into a registration rights agreement on July 15, 2020, with respect to the Founder Shares, HPX Private Placement Warrants and Working Capital Warrants (and any HPX Class A Ordinary Shares issuable upon the exercise of the HPX Private Placement Warrants or Working Capital Warrants and upon conversion of the Founder Shares) are entitled to registration rights requiring HPX to register such securities for resale (in the case of the Founder Shares, only after conversion to HPX Class A Ordinary Shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that HPX register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require HPX to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that HPX will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. HPX will bear the expenses incurred in connection with the filing of any such registration statements.
Concurrently with the execution of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity Agro Fund and certain other shareholders of HPX entered into the Investor Rights Agreement, which will become effective as of the Closing and amend and restate in its entirety HPX’s existing Registration Rights Agreement. See above “Proposals to be Considered by HPX’s Shareholders —  Certain Agreements Related to the Business Combination — Investor Rights Agreement.”
Working Capital Loans
In order to finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). The Working Capital Loans may be repaid upon completion of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a business combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the HPX Private Placement Warrants. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
As of September 30, 2022 and December 31, 2021 and 2020, there were no amounts outstanding under the Working Capital Loans.
Commitment Letters and Promissory Notes
On April 8, 2020, we issued an unsecured promissory note to the Sponsor, pursuant to which we may borrow up to an aggregate principal amount of $300,000. The promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of the IPO. The outstanding balance under the promissory note of $300,000 was repaid in full at the closing of the IPO on July 20, 2020.
On August 11, 2021, the Sponsor committed to provide us an aggregate of $150,000 in loans. On February 21, 2022, the Sponsor committed to provide us with an additional $755,000 in loans, bringing the total commitment amount to $905,000. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. If we do not consummate a business combination, all amounts loaned to us in connection with these loans will be forgiven except to the extent that we have funds available to it outside of the Trust Account.
On June 24, 2022, the Sponsor loaned to HPX an aggregate of $700,000 for working capital purposes. On November 30, 2022, the Sponsor loaned to HPX an additional aggregate of $205,000 for working capital purposes. These loans are evidenced by a promissory note which is non-interest bearing and payable upon the consummation by HPX of a business combination, without an option of the Sponsor to convert any amount outstanding thereunder upon completion of a business combination into warrants. See “Proposals to be Considered by HPX’s Shareholders — Business Combination Proposal —  Interests of HPX’s Directors and Executive Officers in the Business Combination.”
As of September 30, 2022, $700,000 were outstanding under such loan.
Administrative Services Agreement
We entered into an administrative services agreement whereby, commencing on July 16, 2020, we pay our Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of our initial business combination or our liquidation, we will cease paying any of these monthly fees. For the nine months ended September 30, 2022, HPX incurred $90,000 in fees for these services. For the year ended December 31, 2021, we incurred $120,000 in fees for these services. For the period from March 20, 2020 (inception) to December 31, 2020, we incurred $55,000 in fees for these services. As of September 30, 2022 and December 31, 2021, there was $265,000 and $175,000, respectively, of such fees included within accrued expenses in the balance sheets included in this proxy statement/prospectus.
Advances
The Sponsor advanced us an aggregate of $10,000 to cover expenses related to the IPO. The advances were non-interest bearing and due on demand. The outstanding advances of $10,000 were repaid in full on June 25, 2020.
Related Party Policy
We have not yet adopted a formal policy for the review, approval or ratification of related party transactions. Accordingly, the transactions discussed above were not reviewed, approved or ratified in accordance with any such policy.
We have adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our board of directors (or the appropriate committee of our board of directors) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.
In addition, our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, directors or officers, or our or any of their respective affiliates.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our Sponsor, directors or officers unless we, or a committee of independent and disinterested directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that our initial business combination is fair to our company from a financial point of view. Furthermore, there will be no finder’s fees, reimbursements or cash payments made by us to our Sponsor, directors or officers, or our or any of their respective affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, other than the following payments, none of which will be made from the proceeds of the IPO and the sale of the HPX Private Placement Warrants held in the Trust Account prior to the completion of our initial business combination:
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repayment of an aggregate of up to $300,000 in loans made to us by our Sponsor to cover offering-related and organizational expenses (this loan is no longer outstanding as of the date of this proxy statement/prospectus);

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payment to our Sponsor of a total of $10,000 per month for office space, administrative and support services;

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reimbursement for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination; and

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repayment of Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into Working Capital Warrants, at a price of $1.00 per warrant at the option of the lender.

The above payments may be funded using the net proceeds of the IPO and the sale of the HPX Private Placement Warrants not held in the Trust Account or, upon completion of a business combination, from any amounts remaining from the proceeds of the Trust Account released to us in connection therewith.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, HPX, New PubCo, Emergencia, the Sponsor and the Insiders have entered into the Sponsor Letter Agreement pursuant to which the parties thereto have agreed (i) to amend and restate in its entirety the current sponsor letter agreement dated as of July 15, 2020 by and among HPX, the Sponsor and the other parties thereto (ii) that the Sponsor and Insiders will not redeem any outstanding Founder Shares, in connection with the transactions contemplated in the Business Combination Agreement or any extension of the deadline by which HPX is required to consummate its business combination, (iii) that the Sponsor and Insiders will be present for the relevant meeting and vote all of their Founder Shares in favor of the Business Combination Agreement, the transactions contemplated pursuant thereto and the other matters contemplated to be approved in the Business Combination Agreement, including an extension of the deadline by which HPX must complete its business combination (iv) that, prior to the Closing, the Sponsor and Insiders will not transfer any Founder Shares or HPX Private Placement Warrants except as permitted thereby, and (v) to give effect to the Sponsor Recapitalization (as detailed below), such that, immediately prior to the First Effective Time, there shall cease to be outstanding any HPX Class B Ordinary Shares. In addition, conditioned upon the consummation of the Merger, the Sponsor and Insiders waived certain anti-dilution protection provisions contained in the Existing Governing Documents.
The Sponsor, the Insiders and HPX have agreed that, immediately prior to consummation of the First Merger (but subject to the prior satisfaction or waiver of all conditions to the consummation of the transactions set forth in the Business Combination Agreement), the Sponsor and the Insiders will contribute, transfer, assign, convey and deliver to HPX, and HPX will acquire and accept from the Sponsor and Insiders, all of their right, title and interest in, to and under each of their 6,305,000 outstanding HPX Class B Ordinary Shares (6,245,000 of which are held by the Sponsor) and each of the 7,060,000 HPX Private Placement Warrants to purchase one HPX Class A Ordinary Share (all such HPX Private Placement Warrants are held by the Sponsor), and in exchange therefore, HPX will issue (x) to the Sponsor 1,860,000 HPX Class A Ordinary Shares minus up to 57,200 HPX Class A Ordinary Shares (given that up to 57,200 New PubCo Class A Ordinary Shares may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement) and 812,500 HPX Private Placement Warrants minus up to 325,000 HPX Private Placement Warrants (given that up to 325,000 New PubCo Warrants may instead be issued to the XP Non-Redeeming Shareholder pursuant to the terms and conditions of the Sponsor Letter Agreement and the XP Non-Redemption Agreement), each free and clear of liens, and (y) to each Insider a number of HPX Class A Ordinary Shares equal to the number of Founder Shares held by such Insider as of the date of the Sponsor Letter Agreement, each free and clear of liens (the “Sponsor Recapitalization”). Any number of New PubCo Warrants or additional New PubCo Class A Ordinary Shares issued to any PIPE Investors, Non-Redeeming Shareholders or the XP Non-Redeeming Shareholder pursuant to any of the Subscription Agreements, the Cygnus Subscription Agreement, the Non-Redemptions Agreements or the XP Non-Redemption Agreement,

as the case may be, will be equally deducted from the number of HPX Class A Ordinary Shares or HPX Private Placement Warrants, as applicable, issued to the Sponsor in connection with the Sponsor Recapitalization.
Investor Rights Agreement
Concurrently with the execution of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar, Opportunity Agro Fund and certain other shareholders of HPX have entered into an investor rights agreement, pursuant to which the Registration Rights Agreement will be amended and restated in its entirety, as of the Closing. As a result, certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not “review” the registration statement or 90 days if the SEC notifies New PubCo that it will “review” the registration statement.
In addition, pursuant to the Investor Rights Agreement, signatories thereof agreed to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of HPX, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, in each case, subject to the following exceptions of permitted transfers (i) in the case of a transfer to a permitted transferee, if such New PubCo shareholder provides written notice to New PubCo or (ii) (A) if such New PubCo shareholder is an individual, by virtue of laws of descent and distribution upon death of the individual, (B) if such New PubCo shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares or other equity securities of New PubCo for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such New PubCo shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined in the Investor Rights Agreement), to enter into a written agreement, in form and substance reasonably satisfactory to New PubCo, agreeing to be bound by the Lock-up Agreement prior and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
Finally, pursuant to the Subscription Agreements with the PIPE Investors and the Cygnus Subscription Agreement with Cygnus Fund Icon, as the case may be, we have agreed that we will:
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file within 30 calendar days after the closing of the Business Combination a registration statement with the SEC for a secondary offering of the New PubCo Class A Ordinary Shares;

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use commercially reasonable efforts to cause such registration statement to be declared effective promptly thereafter, but in no event later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies HPX that it will “review” the registration statement) after closing and (ii) the 10th business day after the date HPX is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review, as the case may be; and

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maintain the effectiveness of such registration statement until the earliest of (i) the second anniversary of the effectiveness of the registration statement, (ii) the date on which the PIPE Investors or Cygnus Fund Icon, as the case may be, cease to hold any ordinary shares issued pursuant to the

Subscription Agreements or Cygnus Subscription Agreement, as the case may be, or (iii) on the first date on which the subscription investors can sell all of their shares issues pursuant to the subscription agreements (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or amount of such securities that may be sold. New PubCo will bear the cost of registering these securities.

CERTAIN EMERGENCIA RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Related Party Transactions and Conflicts of Interest Policy
Emergencia adopted corporate governance policies and practices applied to all entities within the Ambipar Group to govern transactions with related parties, including those requirements of Brazilian Corporate Law and other foreign jurisdictions where the Ambipar Group operates.
Emergencia adopted Ambipar’s Policy on Related Party Transactions and Other Situations Involving Conflicts of Interest approved at the board of directors meeting of Ambipar held on February 17, 2020. This policy aims to ensure that all decisions, particularly those related to transactions with related parties and other situations with a potential conflict of interest, are taken at arms’ length and with Emergencia’s and its shareholders’ interests in mind, with due regard for best corporate governance practices and transparency.
The Brazilian Corporate Law prohibits a company’s management from, among other matters (i) performing any action that may result in a personal advantage at the company’s expense, (ii) receiving any personal advantage from third parties arising, directly or indirectly, as a result of the exercise of that person’s responsibilities with the company and (iii) participating in any transaction, or resolution with respect thereto taken by management, in which they have a conflict of interest, including for the approval of the appraisal report of assets which they will contribute for the formation of the company’s share capital and of the management accounts.
Prior to the completion of the Business Combination, New PubCo intends to adopt a new related party transaction policy. Emergencia expects that this related party transaction policy will require that (i) any related party transaction to be subject to the approval of New PubCo’s audit committee, once implemented, and (ii) any related party transaction in excess of the greater of $5,000,000 (or its equivalent in another currency) and 3% of New PubCo’s net revenues in last four fiscal quarters also be subject to the unanimous approval of all non-interested members of the board of directors of New PubCo for as long as Opportunity Agro Fund is entitled to appoint a member to the board of directors of New PubCo.
As of the date of this proxy statement/prospectus, Emergencia and its subsidiaries had entered into the material related party transactions described below.
Aggregate Compensation of Emergencia’s Directors and Executive Officers
In the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, Emergencia paid an aggregate of R$5.6 million, R$7.6 million and R$8.1 million, respectively, in cash compensation to Emergencia executive officers and directors. These amounts are comprised of salaries, bonuses and short-term benefits including the use of company vehicles and reimbursement for business trips and other ordinary course expenses.
Lease Agreement with Amazônia Incorporação e Participação S.A.
On September 6, 2021, Ambipar Response S.A., a subsidiary of Emergencia, entered into a lease agreement with its affiliate Amazônia Incorporação e Participação S.A. (“Amazonia”). Amazonia is controlled by our indirect controlling shareholder, Mr. Tercio Borlenghi Junior, who is also expected to be the chairman of New PubCo’s board of directors. The agreement sets forth the lease by Ambipar Response S.A. from Amazonia of 50% of four real estate properties, all located in the State of São Paulo, for the total amount of R$386,103.49 per month. The agreement expires on August 6, 2031 and there are currently no amounts overdue.
Intercompany Loans
In 2020 and 2021, the Group Companies entered into intercompany loans comprising checking account transactions carried out exclusively between the Group Companies and wholly-owned subsidiaries of Ambipar, the terms of which have not been determined nor have any written agreements been executed with respect thereto. These transactions are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group. As of June 30, 2022 and December 31, 2021, Emergencia

had outstanding non-current loan assets in the amount of R$4.5 million and R$4.5 million, respectively, due by Ambipar to Emergencia and non-current loan liabilities in the amount of R$313.6 million and R$470.8 million, respectively, due by Emergencia to Ambipar.
On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia, under the abovementioned intercompany loans, of an aggregate amount of R$317,094,454.24. According to the Ambipar Intercompany Loan Agreement, Ambipar may elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 New PubCo Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement.
Cost Sharing Agreement
In addition, prior to the First Effective Time, Ambipar, Emergencia and certain of its subsidiaries will enter into the Cost Sharing Agreement, to be effective as of Closing, pursuant to which Ambipar will agree to provide certain support services to the Emergencia and certain of its subsidiaries under and pursuant to the terms and conditions set forth therein, including information technology, controllership, organization and corporate support activities, marketing, invoicing, debt collection, facilities, human resources, accounting documentation, archive, compliance, fleet management, project assessment, quality assurance, labor safety, investor relations, sustainability advisory services, treasury and legal services, under and pursuant to the terms and conditions set forth therein. Under the Cost Sharing Agreement, Emergencia will pay in advance, or cause each of the Recipients (as defined in the Cost Sharing Agreement) to pay in advance, to Ambipar, the Monthly Ambipar Response Expenses (as defined in the Cost Sharing Agreement) for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergencia. For the calendar year 2022, the Ambipar Response Expenses (as defined in the Cost Sharing Agreement) are expected to total R$12.9 million.
Trademark Licensing Agreement
Prior to the First Effective Time, Emergencia will enter into the Trademark Licensing Agreement with Ambipar under which Ambipar will formally grant Emergencia, its subsidiaries and controlling shareholder with a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the trademarks “Ambipar Response,” “Grupo Ambipar” and “Ambipar” in any country or territory where Emergencia and its affiliates operate and do business, for an indefinite period of time. As compensation for the right to use Ambipar’s trademarks, Emergencia will pay royalties in the total amount of US$30,000 per year to Ambipar.
Under the Trademark Licensing Agreement, Emergencia will be required to use the licenses in accordance with the specific instructions provided by Ambipar, and only in connection with the emergency response services provided by Ambipar’s affiliates, in Brazil or abroad. The Trademark Licensing Agreement may be terminated (i) by mutual agreement of the parties, (ii) by any of the parties through written notice delivered at least 90 days in advance, (iii) by any party (a) in the event of a breach of the Trademark Licensing Agreement by the other party which is not remedied within 30 days from delivery of notice of such breach, or (b) in the event of insolvency, voluntary or involuntary liquidation or bankruptcy of the other party, or (iv) by Emergencia if Ambipar ceases, for any reason, to be the owner of all possible rights, titles and interests in and to the licensed trademarks or uses the licensed trademarks in any way that may harm and impair Emergencia’s image and reputation.

NEW PUBCO MANAGEMENT FOLLOWING THE BUSINESS COMBINATION
Board of Directors
Following the Business Combination, the persons listed below are expected to serve as directors of New PubCo.
Name	Age	Position
Tércio Borlenghi Junior(1)	52	Chairman of the Board
Izabel Cristina Andriotti Cruz de Oliveira(1)	57	Director
Alessandra Bessa Alves de Melo(1)	51	Director
Thiago da Costa Silva(2)	38	Director
Mariana Loyola Ferreira Sgarbi(1)	39	Independent Director
Carlos Piani(1)	49	Independent Director
Victor Almeida(1)	32	Independent Director

(1)
Director nominee.

(2)
Currently serving as a director, and will remain as a director following completion of the Business Combination.

Set forth below is a brief biography of each of our proposed directors:
Tércio Borlenghi Junior founded Ambipar in 1995 and has served as President of the Board of Directors of Ambipar since 2020. Mr. Borlenghi holds a bachelor’s degree in law and has significant experience in commercial, operational and administrative areas.
Izabel Cristina Andriotti Cruz de Oliveira has served as the Chief Executive Officer of Environmental ESG Participações S.A. since 2021, a company of the environmental business of Ambipar. Ms. de Oliveira joined Ambipar in 2009 and prior to joining Ambipar, served as Commercial Officer from 2003 to 2009 in Planservice Back Office Ltda. and from 2001 to 2009, as Commercial Manager in Officio Serviços de Vigilância e Segurança Ltda. Ms. de Oliveira holds a bachelor’s degree in economics from Universidade São Judas and has experience in management, recruitment and outsourcing.
Alessandra Bessa Alves de Melo has served as the chief legal officer of Ambipar since 2015. Ms. Melo joined the Ambipar Group in 2003 and has served in various roles in our legal department since then. Prior to joining the Ambipar Group, Ms. Melo worked as a lawyer in private practice from 1995 to 2002. Ms. Melo holds a bachelor’s degree in law from Universidade Paulista and an MBA in Business Management from Fundação Getúlio Vargas — FGV, as well as a postgraduate degree in Tax Law and a specialization certificate in Contract Law, both from Centro de Extensão Universitária — CEU.
Thiago da Costa Silva has served as the chief financial officer and chief investor relations officer of Ambipar since 2020 and as the director and chief financial officer of New PubCo since 2022 and 2023, respectively. Mr. da Costa Silva has extensive experience in accounting, tax, planning and finance. Prior to joining Ambipar in 2014, Mr. da Costa Silva served as controllership consultant at Camargo Corrêa S.A. from 2012 to 2014, as a senior accounting analyst at the Camargo Corrêa Group from 2007 to 2012, and as an accounting analyst at Dispan Indústria e Comércio Ltda. from 2003 to 2007. Mr. da Costa Silva holds a bachelor’s degree in accounting from Centro Universitário Salesiano de São Paulo  —  UNISAL and a graduate degree in strategic accounting management and international accounting from Pontifícia Universidade Católica de Campinas  —  PUC/Campinas.
Mariana Loyola Ferreira Sgarbi has been a partner at Loyola Advogados since 2017. Before starting her own law firm, Ms. Loyola was a senior lawyer at Fialho, Salles Advogados from 2015 to 2017. Ms. Loyola has served as coordinator and legal negotiator for several M&A transactions and structuring of investments since then. She holds a bachelor’s degree in law from Universidade Federal de Minas Gerais, a master’s degree in business law from Universidade Federal de Minas Gerais and a certificate of business administration with emphasis on finance from IBMEC.

Carlos Piani has served as the Chief Executive Officer and Chief Financial Officer and a director of HPX since its inception. Mr. Piani has over 20 years of investment and operational experience and a depth of investment and mergers and acquisitions experience in a wide range of industries. Mr. Piani is currently the Chairman of Equatorial Energia S.A. (SAO: EQTL3), a Brazilian utilities company, and serves on the board of directors of Vibra S.A., previously known as Petrobras Distribuidora S.A. (SAO: VBBR3), Brazil’s largest fuel distribution company. Mr. Piani served as Head of Strategic Initiatives and Mergers & Acquisitions in 2019 at Kraft Heinz and Zone President of Kraft Heinz Canada from 2015 to 2018. Prior to joining Kraft Heinz, Mr. Piani served as Chief Executive Officer of PDG Realty S.A. Empreendimentos e Participacoes (SAO: PDGR3), a real estate company, from August 2012 to August 2015. Previously, he served as Co-Head of Private Equity of Vinci Partners, an independent asset management firm, from April 2010 to August 2012, as Chief Executive Officer of CEMAR, an electricity distribution company in Brazil, from March 2006 to April 2010, and as Chief Executive Officer of Equatorial Energia S.A., CEMAR’s controlling shareholder, from March 2007 to April 2010. From 1998 to 2004, Mr. Piani served at Banco Pactual S.A. (now known as BTG Pactual S.A.), initially as an investment banking analyst and later as an Associate Partner of the Principal Investment Group, where he managed a multi-million dollar venture capital fund focused on Brazilian technology companies. Mr. Piani has a bachelor’s degree in computer science from PUC/RJ and a bachelor’s degree in business from IBMEC/ RJ. He has also completed the Owner and President Management Program at Harvard Business School and is a Chartered Financial Analyst by CFA Institute.
Victor Almeida has served as a partner at Opportunity, a private equity firm in Brazil, targeting acquisitions in a diverse number of sectors, since 2020, having initially joined as an analyst in 2014. Mr Almeida currently serves on the board of directors of Belem Bioenergia, one of Brazil’s biggest palm oil companies, having previously served as a member of Belem Bioenergia’s senior executive management between 2019 and 2021. Between 2016 and 2018, Mr. Almeida served as a member of the board of directors of Bemisa — Exploração Mineral. Mr. Almeida has a bachelor’s degree in economics from Universidade Federal da Bahia.
Board Composition Following the Business Combination
The Business Combination Agreement provides that the board of directors of New PubCo will initially consist of seven directors immediately following the consummation of the Business Combination. Of these initial seven directors, (i) five individuals are to be designated by Ambipar, one of whom shall qualify as “independent” under Rule 10A-3 of the Exchange Act, (ii) one individual is to be designated by the Sponsor who shall also qualify as “independent” under Rule 10A-3 of the Exchange Act and (iii) one individual is to be designated by Opportunity Agro Fund, in each case, in accordance with, and subject to, the terms and conditions of the Proposed Governing Documents. The directors of New PubCo will include Tercio Borlenghi Junior and Carlos Piani. Each of these two independent directors were selected, respectively, by HPX and Ambipar and approved by Ambipar and HPX through a process that sought to find diversity of experience, expertise and perspectives, as well as deep understandings of different businesses, practices and markets relevant to New PubCo’s operations.
Under the Proposed Governing Documents, for so long: (i) as the aggregate voting power held by Ambipar continues to be at least 50% of the total voting power of all New PubCo shares, Ambipar will have the right to appoint at least the majority of the directors, provided that at least one of such directors must qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall be appointed as members of the audit committee; (ii) as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director, provided that such director shall qualify as an independent director and be appointed as a member of the audit committee; and (iii) as Opportunity Agro Fund holds at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director.
Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the Proposed Governing Documents notwithstanding any agreement between New PubCo and such director. Directors are eligible for re-election. Subject to the appointment rights summarized above, any director may be removed from office at any time before the expiration of his/her term (with or without cause) by ordinary resolution. Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective director(s) appointed by it, and appoint replacement director(s).
The Proposed Governing Documents provide that, unless otherwise determined by a special resolution of shareholders, with the approval by the holders of a majority of the New PubCo Class A Ordinary Shares voting exclusively and as a separate class, the board of directors will be composed of five to eleven directors, with the number being determined by a majority of the directors then in office.
Committees of the Board of Directors
The New PubCo board of directors will have a permanent audit committee, and may establish a compensation committee and a nominating and corporate governance committee.
Audit Committee
Following the Business Combination, the persons listed below are expected to serve as members of the audit committee of New PubCo:
Name	Age	Position
1. Carlos Piani(1)	49	Member
2. Thiago da Costa Silva(1)	38	Member
3. Mariana Loyola Ferreira Sgarbi(1)	39	Member

(1)
Committee member nominee.

Set forth below is a brief biography of the proposed audit committee:
Carlos Piani.   See “— Board of Directors.”
Thiago da Costa Silva.   See “— Board of Directors.”
Mariana Loyola Ferreira Sgarbi.   See “— Board of Directors.”
Each member of the audit committee is financially literate and our board of directors has determined that Carlos Piani and Thiago da Costa Silva qualify as “audit committee financial experts” as defined in applicable SEC rules and has accounting or related financial management expertise.
We expect to adopt an audit committee charter, which details the purpose and principal functions of the audit committee, including:
•
assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor’s qualifications and independence, and (4) the performance of our internal audit function and independent auditors;

•
the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•
pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•
reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•
setting clear hiring policies for employees or former employees of the independent auditors;

•
setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•
obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;
•
meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•
reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•
reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Duties of Directors
Under Cayman Islands law, New PubCo’s directors owe fiduciary duties to New PubCo, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the best interests of New PubCo. New PubCo’s directors also have a duty to exercise their powers only for a proper purpose, a duty to avoid conflicts of interest and of duty, a duty to disclose personal interest in contracts involving New PubCo, a duty not to make secret profits from the directors’ office and a duty to act with skill, care and diligence. New PubCo’s directors are required to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to New PubCo, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by the New PubCo’s directors is breached. In certain limited exceptional circumstances, one or more shareholders may have the right to seek damages in our name if a duty owed by our directors is breached.
Senior Management
Following the Business Combination, it is expected that the following individuals will comprise the senior management of New PubCo.
Name	Age	Position
Executive Officers
1. Yuri Keiserman(1)	47	Chief Executive Officer
2. Rafael Espírito Santo(2)	42	Chief Financial Officer
3. Guilherme Patini Borlenghi(2)	29	Chief Operational Officer
4. Pedro Petersen(2)	30	Chief Investor Relations Officer
5. Dennys Spencer Maio(3)	43	President Brazil
6. Pablo Enrique Pinochet Chateau(3)	51	President Latin America
7. Shannon Riley(3)	51	President North America
8. Martin Lehane(3)	50	President Europe

(1)
Currently serving as chief executive officer.

(2)
Incoming officer.

(3)
Incoming regional president.

Set forth below is a brief biography of the proposed senior management :

Yuri Keiserman has served a member of the board of directors of Ambipar since 2020 and as chief executive officer of New PubCo since 2023. He also serves as vice-chairman of the board of Tanac S.A., a producer of plant extracts and black wattle chips. Previously, Mr. Keiserman served as the chief executive officer of Gelato Diletto from March 2015 to July 2015, and of Vetor Editora from August 2012 to March 2014. He also served as a director at Banco Safra between February 2012 and August 2012. Between April 2007 and February 2012, Mr. Keiserman was a partner at Rosenberg, an independent financial advisory company. Mr. Keiserman holds a business administration degree from Fundação Armando Alvares Penteado (FAAP) and an MBA from The Wharton School of the University of Pennsylvania.
Rafael Espírito Santo has worked for HPX since October 2020 and has over 15 years of investment and operational experience in Brazil. Most recently, between 2016 and 2020, he served as Chief Operating Officer of BK Brasil S.A, the Burger King and Popeye’s main franchisee in Brazil, where he oversaw over 700 company-owned restaurants with 15,000 employees, and 200 franchised restaurants. Prior to BK Brasil, between 2014 and 2015, Mr. Santo served as CFO and IRO of PDG Realty S.A. Empreendimentos e Participacoes, a Brazilian real estate company. He has also served on the board of directors of REP Real Estate Partners, a shopping mall developer controlled by PDG. Between 2010 and 2013, Mr. Santo served as Private Equity Officer at Vinci Partners, responsible for several investments of Vinci Capital Partners II, including BK Brasil, PDG and Cecrisa Revestimentos, where he also served on the board of directors. Prior to that, Mr. Santo served as a Director at Banco Pactual S.A (now known as BTG Pactual S.A), as a sell-side research analyst covering utilities sector. Mr. Santo has a bachelor’s degree in business administration.
Guilherme Patini Borlenghi has worked in various roles in the financial department of the Ambipar Group since 2009. Since 2020, he has served as chief executive officer of Ambipar Response S.A. and since 2022, as a director of New PubCo. Mr. Borlenghi graduated from the business school of Fundação Armando Alvares Penteado — FAAP.
Pedro Petersen has worked for HPX since January 2021 and has over 10 years of investment experience in Brazil. From 2017 to 2018, Mr. Petersen served as a private equity associate at Gávea Investimentos, where he oversaw investments in sectors such as fintech, malls, and utilities. Between 2013 and 2017, Mr. Petersen served as an investment analyst at Dynamo Administração de Recursos, a Brazilian public and private investment company. Between 2012 and 2013, Mr. Petersen worked at Vinci Partners. Mr. Petersen actively participated in the founding of Alice, an insurance health-tech company in Brazil. Mr. Petersen has a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio de Janeiro  —  PUC/RJ and a master’s of science in engineering degree (MSE) in data science from the University of Pennsylvania.
Dennys Spencer Maio has served as the chief operating officer of Ambipar since 2020 and manager of the engineering business unit at Ambipar Response S.A. (formerly Suatrans Emergências Ambientais) since 2012, having worked at the Ambipar Group for 10 years. Mr. Maio has solid experience in managing large environmental projects and chemical and environmental emergencies. Between 2008 and 2011, he served as project coordinator at Empresa Planeta Ambiental Assistência a Emergências Ambientais. Before that, he worked as a technical researcher at the Institute of Technological Research of the State of São Paulo. Mr. Maio holds a bachelor’s degree in chemical engineering from Faculdades Oswaldo Cruz, a degree in geography from Universidade de São Paulo  —  USP, a master’s degree in environmental engineering and technological risk analysis from the Ecole des Mines d’Alès, and a master’s degree in hazardous waste from the University Grenoble Alpes.
Pablo Enrique Pinochet Chateau has served as the chief executive officer of Ambipar’s Latin American operations since 2018 and as the general manager of Ambipar Response Chile S.A. since 2016. Mr. Chateau has wide experience in economic evaluations, managing and crisis control projects for clients in oil & gas, chemical and mining industries. Before joining the Ambipar Group, Mr. Chateau served as independent advisor for various clients in South America from 2006 to 2011. Mr. Chateau earned a B.Sc. in Physical Oceanography from Universidad Católica de Valparaíso in 1995, a certification in Finance from Universidad Católica de Chile in 2013 and a certification in Risk Management from Universidad de Chile in 2019.
Shannon Riley has served as the chief executive officer of Ambipar’s U.S. operations since 2022. Prior to joining the Ambipar Group, Ms. Riley was the founder and CEO of One Stop Environmental (currently Ambipar Response OSE, LLC), which was acquired by Ambipar in 2020. Established in Birmingham,

Alabama, in 1999, One Stop Environmental has performed hazardous material emergency response, environmental remediation, and industrial services for more than 20 years. Ms. Riley earned an undergraduate degree in Chemistry from Furman University in 1994 and a Masters of Chemistry degree from the University of Alabama in 1996.
Martin Lehane has served as the President of the Ambipar European operations since 2022. He is in charge of overseeing the service centers in Ireland, the United Kingdom and mainland Europe. Mr. Lehane is the former owner and managing director of Lehane Environmental & Industrial Services Ltd., which was acquired by Ambipar in September 2021. He has acted for more than 30 years in the environmental services sector with several specialties related to hazardous waste management, tank cleaning, waste reduction technologies, transportation, among others.
Family Relationships
New PubCo’s prospective chief operational officer, Mr. Guilherme Patini Borlenghi, is the son of New PubCo’s prospective chairman of the board and indirect controlling shareholder, Mr. Tércio Borlenghi Junior.
Except as set forth above, there are no family relationships among the New PubCo’s directors and executive officers.
Involvement in Certain Legal Proceedings
Mr. Tércio Borlenghi Junior and Ms. Alessandra Bessa Alves de Melo are joint defendants, collectively with other parties, in a criminal proceeding lawsuit filed by the prosecution agency of the state of Espírito Santo (Ministério Publico do Estado do Espírito Santo) with the criminal court of the city of Aracruz, Espírito Santo, on May 12, 2015. See “Risk Factors — Risks Relating to Emergencia’s Business and Industry — We, our subsidiaries, affiliates, direct and indirect controlling shareholders and members of our management and that of HPX, or companies with which management has been involved with in the past, have been in the past and may in the future be subject to legal, administrative or arbitration disputes or investigations. This includes a past SEC investigation relating to accounting practices at Kraft Heinz which has been finally settled without charging any executives involved with us or HPX. Any disputes or investigations may adversely affect our results of operations, financial condition and reputation.’’
Foreign Private Issuer Exemptions
New PubCo is a Cayman Islands exempted company incorporated on May 3, 2022 with limited liability. After the consummation of the Business Combination, New PubCo will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Under Rule 405 of the Securities Act, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to New PubCo on June 30, 2023. For so long as New PubCo qualifies as a foreign private issuer, it will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers.

New PubCo will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, New PubCo intends to publish its results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information New PubCo is required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, after the Business Combination, New PubCo shareholders will receive less or different information about New PubCo than a shareholder of a U.S. domestic public company would receive.
New PubCo is a non-U.S. company with foreign private issuer status, and, after the consummation of the Business Combination, will be listed on NYSE. NYSE market rules permit a foreign private issuer like New PubCo to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, New PubCo’s home country, may differ significantly from NYSE corporate governance listing standards. Among other things, New PubCo is not required to have:
•
a majority of the board of directors consist of independent directors;

•
a compensation committee consisting of independent directors;

•
a nominating committee consisting of independent directors; or

•
regularly scheduled executive sessions with only independent directors each year.

New PubCo intends to rely on the exemptions listed above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE applicable to U.S. domestic public companies.
Code of Business Conduct and Ethics
New PubCo will, prior to or concurrently with the listing of New PubCo Class A Ordinary Shares and New PubCo Warrants on the NYSE, adopt a Code of Business Conduct and Ethics applicable to its directors, officers and employees. New PubCo seeks to conduct business ethically, honestly, and in compliance with applicable laws and regulations. New PubCo’s Code of Business Conduct and Ethics sets out the principles designed to guide New PubCo’s business practices — compliance, integrity, respect and dedication. The code applies to all directors, officers, employees and extended workforce, including the Chairman, Chief Executive Officer, Chief Financial Officer and other officers. New PubCo expects its suppliers, contractors, consultants, and other business partners to follow the principles set forth in its code when providing goods and services to New PubCo or acting on New PubCo’s behalf.

EXECUTIVE COMPENSATION
Aggregate Compensation of Emergencia’s Directors and Executive Officers
In the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, Emergencia paid an aggregate of R$5.6 million, R$7.6 million and R$8.1 million, respectively, in cash compensation to Emergencia executive officers and directors. These amounts are comprised of salaries, bonuses and short-term benefits including the use of company vehicles and reimbursement for business trips and other ordinary course expenses. Benefits totaled R$0.1 million, R$0.2 million and R$0.2 million in the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, respectively.
In the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, Emergencia did not pay any long-term benefit, termination or share-based compensation to its executive officers and directors.
Non-Executive Director Compensation
We intend to approve a non-employee director compensation policy that will be in effect upon Closing.
Insurance and Indemnification
To the extent permitted under Cayman law, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We plan to obtain directors’ and officers’ insurance to insure such persons against certain liabilities. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Equity Incentive Plan
Pursuant to the terms set forth in the Business Combination Agreement, effective as of (and contingent on) Closing, New PubCo expects to establish an omnibus equity incentive plan (the “New PubCo Equity Plan”) governed by the laws of the Cayman Islands for service providers of New PubCo and its subsidiaries. Prior to the Closing, the board of directors of New PubCo will adopt, and the New PubCo shareholders will approve, the New PubCo Equity Plan, with effectiveness contingent on the Closing.The total pool is expected be equivalent to 2% of the number of New PubCo Class A Ordinary Shares outstanding on a fully diluted basis, as determined at the Closing.
The New PubCo Equity Plan will give New PubCo the ability to grant various forms of awards, including without limitation non-qualified stock options (“Options”) and performance-based restricted stock units (“PSUs”). Initial grants for employees are expected to be a combination of Options (with an exercise price at fair market value on the date of grant) and PSUs.
The Options will vest over three years, with 1/3 of the Option shares subject to the grant vesting on each anniversary of grant, in each case subject to continued employment on the applicable vesting date.
The PSUs will be subject to a performance-based vesting based on a cumulative EBITDA target over the three-year post-Closing period from 2023 to 2025. Vesting is subject to continued employment through the last day of the performance period, or as otherwise determined in the grant agreements.
The New PubCo Equity Plan will not grant automatic acceleration of awards due to a change in control.
Grantees will be subject to customary restrictive covenants in connection with each grant. A breach of these restrictive covenants will result in forfeiture of all awards.

DESCRIPTION OF NEW PUBCO SHARE CAPITAL
The following description of the material terms of the share capital of New PubCo following the Business Combination includes a summary of specified provisions of New PubCo’s Articles of Association that will be in effect upon the Closing of the Business Combination. This description is qualified by reference to New PubCo’s Articles of Association as will be in effect upon the Closing of the Business Combination, copies of which are attached to this proxy statement/prospectus and are incorporated in this proxy statement/prospectus by reference.
General
New PubCo is an exempted company incorporated with limited liability in the Cayman Islands and duly registered with the Cayman Islands Registrar of Companies. Its corporate purposes are unrestricted, and its affairs are governed by its Articles of Association, the Companies Act and the common law of the Cayman Islands.
As of the date of this proxy statement/prospectus, the share capital of New PubCo is US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each.
Upon the Closing of the Business Combination, the authorized share capital of New PubCo will be US$50,000 consisting of 500,000,000 shares of a nominal or par value of US$0.0001 each, which is comprised of: (i) 250,000,000 New PubCo Class A Ordinary Shares; (ii) 150,000,000 New PubCo Class B Ordinary Shares (which New PubCo Class B Ordinary Shares may be converted into New PubCo Class A Ordinary Shares in the manner contemplated in the Articles of Association of New PubCo); and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board may determine from time to time in accordance with the Articles of Association of New PubCo.
Shares
General
New PubCo’s Articles authorize the following classes of shares: (i) New PubCo Class A Ordinary Shares, which are entitled to one (1) vote per share, (ii) New PubCo Class B Ordinary Shares, which are entitled to ten (10) per share, and (iii) such class or classes (howsoever designated) having the rights as the board may determine from time to time. Any holder of New PubCo Class B Ordinary Shares may convert his or her shares at any time into New PubCo Class A Ordinary Shares on a share-for-share basis. The rights of the two existing classes of New PubCo Ordinary Shares are otherwise identical, except with respect to voting, conversion and transfer restriction applicable to New PubCo Class B Ordinary shares as described below. See “— Anti-Takeover Provisions in New PubCo’s Articles of Association — Two Classes of Ordinary Shares.”
All of the issued and outstanding New PubCo Ordinary Shares are fully paid and non-assessable. Certificates (to the extent any are issued) representing the issued and outstanding New PubCo Ordinary Shares are generally not issued and legal title to the issued shares is recorded in fully registered, book-entry form in the register of members. Holders of New PubCo Ordinary Shares have no redemption rights.
Each New PubCo Class B Ordinary Share is convertible into one New PubCo Class A Ordinary Share (as adjusted for share split, share combination and similar transactions occurring), whereas New PubCo Class A Ordinary Shares are not convertible into New PubCo Class B Ordinary Shares under any circumstances. Holders of New PubCo Class B Ordinary Shares have the right to require that their New PubCo Class B Ordinary Shares be converted into New PubCo Class A Shares, at any time after issue and without payment of any additional sum. New PubCo Class B Ordinary Share shall automatically convert into New PubCo Class A Ordinary Share upon the registration of any transfer of a New PubCo Class B Ordinary, with certain exceptions.
For so long as Opportunity Agro Fund has the right to designate a director to the board of directors of New PubCo, New PubCo shall not issue any preference shares to a person on any terms unless it has made an offer to Opportunity Agro Fund to issue to Opportunity Agro Fund, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of preference shares, a number of preference shares equal to the product of (i) the number of preference shares to be issued and (ii) a fraction (x) the numerator of which is the New PubCo Class A Shares then held by Opportunity Agro Fund and (y) the denominator of which is all of the then issued and outstanding New Pubco Class A Shares and New PubCo Class B Ordinary Shares as a single class.
With effect from the date on which any shares of New PubCo are first admitted to trading on a designated stock exchange, subject to certain exceptions (including if issued in furtherance of the Business Combination Agreement and of the PIPE Financing), New PubCo shall not issue New PubCo Class A Ordinary Shares to a person on any terms unless: (a) it has made an offer to each person who holds New PubCo Class B Ordinary Shares to issue to such person, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of New PubCo Class A Ordinary Shares, such number of New PubCo Class B Ordinary Shares as would ensure that the proportion in nominal value of the issued New PubCo Ordinary Shares held by such person as New PubCo Class B Ordinary Shares after the issuance of such New PubCo Class A Ordinary Shares will be as nearly as practicable equal to the proportion in nominal value of the issued New PubCo Ordinary Shares held by such person as New PubCo Class B Ordinary Shares before the said issuance; and (b) the period during which any such offer may be accepted has expired or New PubCo has received notice of the acceptance or refusal of every offer so made.
Register of members
The New PubCo Class A Ordinary Shares are held through DTC, and DTC or Cede & Co., as nominee for DTC, recorded in the register of members as the holder of our New PubCo Class A Ordinary Shares.
Under Cayman Islands law, New PubCo must keep a register of members (i.e., its shareholders) that includes:
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the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, the number and category of shares held by each member, whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against its name in the register of members. Upon the Closing of the Business Combination, the register of members will be immediately updated to record and give effect to the issue of shares by New PubCo. Once the register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from the register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of the company, the person or shareholder aggrieved (or any shareholder of the company or the company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Issuance of Shares
Except as expressly provided in New PubCo’s Articles and with due regard to Opportunity Agro Fund’s right to be issued preference shares as described below in “Preferred Shares,” New PubCo’s board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in New PubCo’s capital without the approval of the shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with its Articles and the Companies Act, New PubCo shall not issue bearer shares.
New PubCo’s Articles of Association provide that at any time that there are New PubCo Class A Ordinary Shares in issue, additional New PubCo Class B Ordinary Shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of New PubCo Class B Ordinary Shares as full or partial consideration; or (3) an issuance of New PubCo Class A Ordinary Shares, whereby holders of New PubCo Class B Ordinary Shares are entitled to purchase a number of New PubCo Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in the company. In light of: (a) the above provisions; (b) the fact that future transfers by holders of New PubCo Class B Ordinary Shares will generally result in those shares converting to New PubCo Class A Ordinary Shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our New PubCo Class B Ordinary Shares and New PubCo Class A Ordinary Shares, means that holders of our Class B Ordinary Shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude investors’ ability to influence corporate matters for the foreseeable future.
New PubCo’s Articles also provide that the issuance of non-voting ordinary shares requires the affirmative vote of a majority of the of then-outstanding New PubCo Class A Ordinary Shares.
Dividends
New PubCo has not adopted a dividend policy with respect to payments of any future dividends by it. Subject to the Companies Act, its shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends.
Dividends may be declared and paid out of funds lawfully available to New PubCo. Except as otherwise provided by the rights attached to shares and the Articles, all dividends shall be paid in proportion to the number of New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where New PubCo has shares in issue which are not fully paid up (as to par value) it may pay dividends in proportion to the amounts paid up on each share.
The holders of New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares shall be entitled to share equally in any dividends that may be declared in respect of New PubCo Ordinary Shares from time to time. In the event that a dividend is paid in the form of New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, or rights to acquire New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, (1) the holders of New PubCo Class A Ordinary Shares shall receive New PubCo Class A Ordinary Shares, or rights to acquire New PubCo Class A Ordinary Shares, as the case may be; and (2) the holders of New PubCo Class B Ordinary Shares shall receive New PubCo Class B Ordinary Shares , or rights to acquire New PubCo Class B Ordinary Shares, as the case may be.

Voting Rights
The holders of the New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares have identical rights, except that: (1) the holder of New PubCo Class B Ordinary Shares is entitled to ten (10) votes per share, whereas holders of New PubCo Class A Ordinary Shares are entitled to one (1) vote per share; (2) New PubCo Class B Ordinary Shares have certain conversion rights; and (3) holders of Class B Ordinary Shares are subject to transfer restrictions as set forth in the Articles. For more information see “— Conversion.” The holders of New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
New PubCo’s Articles of Association provide as follows regarding the respective rights of holders of New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares:
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class consents in writing from the holders of two-thirds of the issued New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class; however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;

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the rights conferred on holders of New PubCo Class A Ordinary Shares shall not be deemed to be varied by the creation or issue of further New PubCo Class B Ordinary Shares and vice versa;

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the rights attaching to the New PubCo Class A Ordinary Shares and the New PubCo Class B Ordinary Shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights;

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subject to the rights of appointment and removal set forth in the Articles, the board of directors of New PubCo shall consist of such number of directors as a majority of the directors then in office may determine from time to time, provided that, unless otherwise determined by the shareholders acting by special resolution, with the approval by vote or written consent of the holders of a majority of the voting power of New PubCo Class A Ordinary Shares then outstanding voting exclusively and as a separate class, the board of directors shall consist of not less than five (5) directors and not more than eleven (11) directors;

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no subdivision of New PubCo Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless new PubCo Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and vice versa;

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no consolidation of New PubCo Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless New PubCo Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and vice versa;

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no business combination (whether or not New PubCo is the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of New PubCo Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of New PubCo Class B Ordinary Shares, and (ii) the holders of New PubCo Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of New PubCo Class B Ordinary Shares. For the avoidance of doubt, this Article refers to and includes only economic rights;

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no tender or exchange offer to acquire any New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares by any third party pursuant to an agreement to which New PubCo is to be a party, nor any tender or exchange offer by New PubCo to acquire any New PubCo Class A Ordinary Shares or Class B Ordinary Shares shall be approved by New PubCo unless by the terms of such transaction: (i) the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of New PubCo Class B

Ordinary Shares, and (ii) the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders of New PubCo Class B Ordinary Shares. For the avoidance of doubt, this Article refers to and includes only economic rights;
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the approval by vote or written consent of the holders of a majority of the voting power of the New PubCo Class A Ordinary Shares then outstanding, voting exclusively and as a separate class, shall be required to amend the Articles in the event such amendment would adversely affect the rights of the holders of the New PubCo Class A Ordinary Shares or otherwise have an adverse effect on such rights; and

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at any time when there are New PubCo Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued pursuant to: (i) a share-split, subdivision or similar transaction or as contemplated in subdivision of shares or capitalization of undivided profits, in each case pursuant to the Articles; (ii) a business combination involving the issuance of New PubCo Class B Ordinary Shares as full or partial consideration; and (iii) an issuance of New PubCo Class A Ordinary Shares, whereby holders of New PubCo Class B Ordinary Shares are entitled to purchase a number of New PubCo Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in New PubCo pursuant to the relevant terms of the Articles.

As set forth in the Articles, the holders of New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized shares may be increased by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares, voting together in a general meeting. A two-thirds majority of the votes of shareholders, voting in a special resolution, is required to reduce the share capital of New PubCo.
Conversion
The outstanding New PubCo Class B Ordinary Shares are convertible at any time as follows: (1) at the option of the holder; and (2) on the election of the holders of a majority of the then issued and outstanding New PubCo Class B Ordinary Shares, in each case, each New PubCo Class B Ordinary Share of the applicable holder(s) shall be converted into one New PubCo Class A Ordinary Share.
In addition, each New PubCo Class B Ordinary Share will convert automatically into one New PubCo Class A Ordinary Share upon: (1) any transfer, whether or not for value, except for certain transfers described in the Articles; or (2) if, at any time, the total number of the issued and outstanding New PubCo Class B Ordinary Shares represents less than 10% of the total number of shares outstanding. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other security interest or third-party right of whatever description on any New PubCo Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed to be a transfer unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in such third party (or its nominee) holding legal title to the related New PubCo Class B Ordinary Shares.
Equal Status
Except as expressly provided in the Articles, New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of the shareholders entitled to vote thereon (whether or not New PubCo is the surviving entity), the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of New PubCo Class B Ordinary Shares, and the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders of New PubCo Class B Ordinary Shares. In the event of any: (1) tender or exchange offer to acquire any New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares by any third-party pursuant to an agreement to which New PubCo is a party; or (2) any tender or exchange offer by New

PubCo to acquire any New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of New PubCo Class B Ordinary Shares, and the holders of New PubCo Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration at a per share basis as the holders of New PubCo Class B Ordinary Shares.
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.
General Meetings of Shareholders
As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as a New PubCo shareholder at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to New PubCo in respect of the shares that such shareholder holds must have been paid.
Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one (1) vote per New PubCo Class A Ordinary Share and ten (10) per New PubCo Class B Ordinary Share.
As a Cayman Islands exempted company, New PubCo is not obliged by the Companies Act to hold annual general meetings; however, the Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, at a time determined by the board of directors. The agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
Also, New PubCo may, but is not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders will be held where the directors so decide. To the extent permitted by law, annual general meetings may also be held virtually.
The Companies Act provides shareholders a limited right to request a general meeting and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. New PubCo’s Articles provides that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice, as discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
New PubCo will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for substantially all holders of New PubCo Class A Ordinary Shares, will not be a shareholder or member of New PubCo and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the New PubCo Class A Ordinary Shares.
A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of the aggregate voting power of all shares in issue and entitled to vote upon the business to be transacted.
A resolution put to a vote at a general meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of New PubCo, as permitted by the Companies Act and New PubCo’s Articles.
Pursuant to the Articles, general meetings of shareholders are to be chaired by the chairman of the board of directors or in his absence the vice-chairman of the board of directors. If both the chairman and vice-chairman of the board of directors are absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of New PubCo, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
Liquidation Rights
If New PubCo is voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between New PubCo and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between New PubCo and any person or persons (including without limitation any bilateral or any multi-lateral set-off or netting arrangements between the company and any person or persons) and subject to any agreement between New PubCo and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests into the company.
Changes to Capital
Pursuant to the Articles of Association, New PubCo may from time to time by ordinary resolution:
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increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

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consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

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convert all or any of its paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

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subdivide its existing shares or any of them into shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

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cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

New PubCo’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and its Articles of Association, New PubCo may:
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issue shares on terms that they are to be redeemed or are liable to be redeemed;

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purchase its own shares (including any redeemable shares); and

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make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares
Subject to any applicable restrictions set forth in the Articles, any of New PubCo’s shareholder may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by the board of directors.
The New PubCo Class A Ordinary Shares will be traded on the NYSE in book-entry form and may be transferred in accordance with the Articles and the NYSE rules and regulations.
However, New PubCo’s board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such ordinary share. The board of directors may also decline to register any transfer of any ordinary share unless:
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a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to New PubCo in respect thereof;

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the instrument of transfer is lodged at the registered office with New PubCo, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as its board of directors may reasonably require to show the right of the transferor to make the transfer;

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the instrument of transfer is in respect of only one class of shares;

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the instrument of transfer is properly stamped, if required;

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the ordinary shares transferred are fully paid (as to both par value and any premium) and free of any lien in its favor; and

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in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two (2) months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.
Share Repurchase
The Companies Act and New PubCo’s Articles permit it to purchase its own ordinary shares, subject to certain restrictions. The board of directors may only exercise this power on New PubCo’s behalf, subject to the Companies Act, the Articles and to any applicable requirements imposed from time to time by the SEC, the NYSE, or by any recognized stock exchange on which our securities are listed.
Directors
Appointment and Removal
New PubCo is managed by its board of directors. The Articles provide that, unless otherwise determined by a special resolution of shareholders with the approval by the holders of a majority of the New PubCo

Class A Ordinary Shares voting exclusively and as a separate class, the board of directors will be composed of five (5) to eleven (11) directors, with the number being determined by a majority of the directors then in office. We expect that upon the Closing of the Business Combination, the board of directors will consist of seven (7) directors and will have no vacancy.
The Articles provide that directors shall be elected by an ordinary resolution of the shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at the meeting. Each director shall be appointed and elected for such term as the resolution appointing him or her may determine or until his or her death, resignation or removal.
Notwithstanding the foregoing, Ambipar shall be entitled to nominate a number of designees to the board of directors by written notice served upon the company: (1) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the directors; provided that at least one (1) out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the audit committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; and (2) for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the board of directors.
For so long as the Sponsor is subject to the transfer restrictions with respect to its Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon New PubCo; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the audit committee, provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the Exchange Act.
For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the Class A Ordinary Shares voting power held by Opportunity Agro Fund immediately after Closing (as defined in the Business Combination Agreement), Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon New PubCo.
Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective director(s) appointed by it, and appoint replacement director(s). Any such directors shall be nominated, appointed and removed only by Ambipar, the Sponsor or Opportunity Agro Fund, as the case may be, by written notice served upon New PubCo. Such appointment or removal by Ambipar, the Sponsor or Opportunity Agro Fund, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice. Any vacancies on the board of directors that arise other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining directors (notwithstanding that they may constitute less than a quorum). Any such appointment shall be as an interim director to fill such vacancy until the next annual general meeting of shareholders (and such appointment shall terminate at the commencement of the annual general meeting).
Grounds for Removing a Director
Except for directors appointed by Ambipar, the Sponsor and Opportunity Agro Fund, which may be removed by them at any time at their discretion, before the expiration of his or her term of office, a director may only be removed with or without cause by ordinary resolution in accordance with the provisions of the Articles.
The notice of the general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she: (1) becomes prohibited by law from being a director; (2) dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (3) becomes bankrupt or makes an arrangement or composition with his creditors; (4) resigns his office by notice to New PubCo; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.
Indemnity of Directors and Officers
In accordance with the Articles, every director and officer of New PubCo must be indemnified out of the assets and funds of New PubCo against any liability incurred or sustained by that director or officer as a result of any act or failure to act in carrying out their functions, except for any such liability that the director or officer may incur by reason of his own dishonesty, willful default or fraud in or about the conduct of New PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretion.
Inspection of Books and Records
Holders of New PubCo’s shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of New PubCo. However, the board of directors may determine from time to time whether and to what extent New PubCo’s accounting records and books shall be open to inspection by shareholders who are not members of the board of directors.
Exempted Company
New PubCo is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
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an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

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an exempted company’s register of members is not open to inspection;

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an exempted company does not have to hold an annual general meeting;

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an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

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an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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an exempted company may register as a limited duration company; and

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an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Anti-Takeover Provisions in New PubCo’s Articles of Association
Some provisions of the Articles of Association may discourage, delay or prevent a change in New PubCo’s control or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of our controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire New PubCo’s control to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, consequently, they may also inhibit temporary fluctuations in the market price of the New PubCo Class A Ordinary Shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in New PubCo’s management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Ordinary Shares
Our New PubCo Class B Ordinary Shares are entitled to ten (10) votes per share, while the New PubCo Class A Ordinary Shares are entitled to one (1) vote per share. Our controlling shareholder owns all of our New PubCo Class B Ordinary Shares, has the ability to elect certain directors (see “— Directors — Appointment and Removal” above) and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as the controlling shareholder has the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of New PubCo, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that New PubCo has two classes of ordinary shares may have the effect of depriving investors as a holder of New PubCo Class A Ordinary Shares of an opportunity to sell their New PubCo Class A Ordinary Shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of New PubCo.
Authorized New PubCo Ordinary Shares
New PubCo’s authorized but unissued New PubCo Ordinary Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New PubCo Ordinary Shares could render more difficult or discourage an attempt to obtain control of New PubCo by means of a proxy contest, tender offer, merger or otherwise.
Preferred Shares
Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences; provided, however, that for so long as Opportunity Agro Fund has the right to designate a director to the board of directors of New PubCo, New PubCo shall not issue any preference shares to a person on any terms unless it has made an offer to Opportunity Agro Fund to issue to Opportunity Agro Fund, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of preference shares, a number of preference shares equal to the product of (i) the number of preference shares to be issued and (ii) a fraction (x) the numerator of which is the New PubCo Class A Shares then held by Opportunity Agro Fund and (y) the denominator of which is all of the then issued and outstanding New Pubco Class A Shares and New PubCo Class B Ordinary Shares as a single class.
Despite the anti-takeover provisions described above, under Cayman Islands law, the board of directors may only exercise the rights and powers granted to them under the Articles of Association, for what they believe in good faith to be in the company’s best interests.
Protection of Non-Controlling Shareholders — Cayman Islands
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of New PubCo’s shares in issue, appoint an inspector to examine New PubCo’s affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to New PubCo, general corporate claims against New PubCo by its shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.
The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands, which permit a minority shareholder to commence a representative action against New PubCo, or derivative actions in New PubCo’s name, to challenge: (1) an act which is ultra vires or illegal; (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control New PubCo; and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.
Enforcement of Civil Liabilities — Cayman Islands
The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.
New PubCo’s Cayman Islands legal counsel have advised that the courts of the Cayman Islands are unlikely: (i) to recognize or enforce against the company judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against the company predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and not be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Anti-Money Laundering — Cayman Islands
If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (as amended) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (as amended) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.
Data Protection Law — Cayman Islands
New PubCo has certain duties under the Data Protection Act (as amended) of the Cayman Islands (the “Cayman Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice
This privacy notice puts New PubCo’s shareholders on notice that through investment in the company the shareholder will provide the company with certain personal information which constitutes personal data within the meaning of the Cayman Data Protection Act (“personal data”).
In the following discussion, references to the “company” refers to New PubCo and its affiliates and/or delegates, except where the context requires otherwise.
Investor Data
The company will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. The company will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which it is subject. It will only transfer personal data in accordance with the requirements of the Cayman Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.
In the company’s use of this personal data, it will be characterized as a “data controller” for the purposes of the Cayman Data Protection Act, while its affiliates and service providers who may receive this personal data from the company in the conduct of our activities may either act as its “data processors” for the purposes of the Cayman Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.
The company may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.
Whom this Affects
If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides the company with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.
How The Company May Use a Shareholder’s Personal Data
The company, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (1) where this is necessary for the performance of its rights and obligations under any agreements; (2) where this is necessary for compliance with a legal and regulatory obligation to which it is or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (3) where this is necessary for the purposes of the company’s legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.
Should the company wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.
Why The Company May Transfer Your Personal Data
In certain circumstances the company may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

The company anticipates disclosing personal data to persons who provide services to them and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on its behalf.
The Data Protection Measures The Company Takes
Any transfer of personal data by the company or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Cayman Data Protection Act.
The company and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.
The company shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
This section describes the material differences between the rights of HPX shareholders before the consummation of the Business Combination, and the rights of New PubCo shareholders after the Business Combination. These differences in shareholder rights result from the differences between the respective governing documents of HPX and New PubCo.
This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. HPX shareholders are urged to carefully read the relevant provisions of the Proposed Governing Documents that will be in effect as of consummation of the Business Combination (which form is included as Annex D to this proxy statement/prospectus). References in this section to the Proposed Governing Documents are references thereto as they will be in effect upon consummation of the Business Combination. However, the Proposed Governing Documents may be amended at any time prior to consummation of the Business Combination by mutual agreement of HPX, Emergencia and Opportunity Agro Fund or after the consummation of the Business Combination by amendment in accordance with their terms. If the Proposed Governing Documents are amended, the below summary may cease to accurately reflect the Proposed Governing Documents as so amended.
HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
Authorized Share Capital
HPX is authorized to issue up to 500,000,000 HPX Class A Ordinary Shares of a par value of $0.0001 each, 50,000,000 HPX Class B Ordinary Shares of a par value of $0.0001 each, and 5,000,000 undesignated preference shares of a par value of $0.0001 each.
New PubCo will be authorized to issue (i) 250,000,000 New PubCo Class A Ordinary Shares, par value $0.0001 per New PubCo Class A Ordinary Share, (ii) 150,000,000 New PubCo Class B Ordinary Shares, par value $0.0001 per New PubCo Class B Ordinary Share, and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of New PubCo may determine from time to time in accordance with the Proposed Governing Documents.
Every holder of New PubCo Class A Ordinary Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each New PubCo Class A Ordinary Share held by them. Each New PubCo Class B Ordinary Share will be entitled to 10 votes per share compared with one vote per share for New PubCo Class A Ordinary Shares.

Rights of Preference Shares
Subject to the Existing Governing Documents, the HPX Board may issue 5,000,000 HPX preference shares with a par value of $0.0001. The HPX Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The HPX Board is able to issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of	The board of directors of New PubCo will be authorized to create one or more classes or series of preference shares, to cause to be issued such preference shares and to fix the designations, powers, preferences and relative participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting rights and powers (including full

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
the ordinary shares and could have anti-takeover effects.	or limited or no voting rights or powers) and liquidation preferences, and to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law; provided, however, that for so long as Opportunity Agro Fund has the right to designate a director to the board of directors of New PubCo, New PubCo shall not issue any preference shares to a person on any terms unless it has made an offer to Opportunity Agro Fund to issue to Opportunity Agro Fund, on the same or more favorable economic terms as those terms applying to the applicable proposed issuance of preference shares, a number of preference shares equal to the product of (i) the number of preference shares to be issued and (ii) a fraction (x) the numerator of which is the New PubCo Class A Shares then held by Opportunity Agro Fund and (y) the denominator of which is all of the then issued and outstanding New Pubco Class A Shares and New PubCo Class B Ordinary Shares as a single class; and the period during which any such offer may be accepted has expired or New PubCo has received notice of the acceptance or refusal by Opportunity Agro Fund of the offer so made; an offer made pursuant to such proviso may be made in either hard copy or by electronic communication, must state a period during which it may be accepted, the offer shall not be withdrawn before the end of that period and the period referred to must be at least 14 days beginning with the date on which the offer is deemed to be delivered in accordance with the Proposed Governing Documents.
Number and Qualification of Directors

The HPX Board must consist of not less than one (1) person provided however that the Company may by ordinary resolution increase or reduce the limits in the number of directors.
Directors will not be required to hold any shares in HPX unless and until such time that HPX in a general meeting fixes a minimum shareholding required to be held by a director.

The board of directors of New PubCo must consist of such number of directors as a majority of the directors in office may determine from time to time; provided that it is not less than five (5) directors and no more than eleven (11) directors, unless otherwise determined by the shareholders acting by special resolution, with the approval by the holders of a majority of the New PubCo Class A Ordinary Shares, voting exclusively and as a separate class.
Directors will not be required to hold any shares in New PubCo.

Election/Removal of Directors
HPX may by ordinary resolution appoint any person to be a director or may by ordinary resolution remove any director. The directors may	Directors shall be elected by shareholder ordinary resolution subject to the appointment rights as described below.

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Existing Governing Documents as the maximum number of directors.	With respect to the election of the New PubCo board of directors, under the terms of the Articles, Ambipar will have the right to nominate, appoint and remove the members of New PubCo’s board of directors as follows, (i) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the directors; provided that at least one out of such directors shall qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the Audit Committee; provided, further, that if more than one director nominated by Ambipar shall be appointed as a member of the audit committee, such member shall also qualify as an independent director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; or (ii) for so long as the aggregate voting power of New PubCo Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the directors to the board of directors of New PubCo.

For so long as the Sponsor is subject to the transfer restrictions with respect to its New PubCo Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one director by written notice served upon New PubCo; provided that such Sponsor director shall qualify as an independent director. The Sponsor director shall also be appointed as a member of the audit committee; provided that the Sponsor director shall be considered an independent director pursuant to Rule 10A-3 under the Exchange Act.
For so long as Opportunity Agro Fund shall hold at least fifty percent (50%) of the New PubCo Class A Ordinary Share voting power held by Opportunity Agro Fund immediately after Closing, Opportunity Agro Fund shall be entitled to nominate one director by written notice served upon the New PubCo.
Each of Ambipar, the Sponsor and Opportunity Agro Fund, as applicable, shall have the exclusive right to appoint and remove the respective director(s) appointed by it, and appoint replacement director(s). Any such directors shall be nominated, appointed and removed only by Ambipar, the

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)

Sponsor or Opportunity Agro Fund, as the case may be, by written notice served upon New PubCo. Such appointment or removal by Ambipar, the Sponsor or Opportunity Agro Fund, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.
Each director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a director or the director’s removal in accordance with the Proposed Governing Documents notwithstanding any agreement between New PubCo and such director. Directors are eligible for re-election.
Subject to the appointment rights summarized above, any director may be removed from office at any time before the expiration of his/her term (with or without cause) by ordinary resolution.

Cumulative Voting
Holders of HPX Shares do not have cumulative voting rights.	Holders of New PubCo Ordinary Shares will not have cumulative voting rights.
Vacancies on the Board of Directors

The office of any director shall be vacated if:
(a)   such director resigns by notice in writing to HPX;
(b)   such director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the HPX Board without special leave of absence from the directors, and the directors pass a resolution that he/she has by reason of such absence vacated office;
(c)   such director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)   such director is found to be or becomes of unsound mind; or
(e)   all of the other directors (being not less than two in number) determine that he/she should be removed as a director, either by a resolution passed by all of the other directors at a meeting of the directors duly convened and held in accordance with the Existing Governing Documents or by a resolution in writing signed by all of the other directors.

The office of any director shall be automatically vacated if:
(a)   such director becomes prohibited by law from being a director;
(b)   such director dies or is, in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director:
(c)   such director becomes bankrupt or makes any arrangement or composition with his creditors generally;
(d)   such director resigns by notice in writing to New PubCo; or
(e)   such director has for more than six (6) months been absent without permission of the directors from meetings of directors held during that period, and the remaining directors resolve that his or her office be vacated.
Subject to the appointment rights (as summarized above in the item entitled “Election/Removal of Directors”), any vacancies on the board of directors of New PubCo arising other than upon the removal of a director by resolution passed at a general meeting can be filled by the remaining director(s). Any such appointment shall be as an interim

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
director to fill such vacancy until the next annual general meeting of shareholders (and such appointment shall terminate at the commencement of the annual general meeting).
Amendment to Articles of Association (Governing Documents)

HPX may by ordinary resolution:
(a)   increase its share capital by such sum as the ordinary resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as HPX in a general meeting may determine;
(b)   consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(c)   convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up shares of any denomination;

Subject to the Companies Act, New PubCo may at any time and from time to time by special resolution alter or amend the Proposed Governing Documents, in whole or in part; provided that New PubCo shall not:
(a)   amend the Proposed Governing Documents in the event such amendment would adversely affect the rights of the holders of New PubCo Class A Ordinary Shares or otherwise have an adverse effect on such rights without the approval of a majority of the voting power of the New PubCo Class A Ordinary Shares, voting exclusively and as a separate class;

(d)   by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Existing Governing Documents or into shares without par value; and
(e)   cancel any shares that at the date of the passing of the ordinary resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
Subject to the provisions of the Companies Act and the provisions of the Existing Governing Documents as regards the matters to be dealt with by ordinary resolution, HPX may by special resolution:
(a)   change its name;
(b)   alter or add to the articles;
(c)   alter or add to the memorandum with respect to any objects, powers or other matters specified therein; and
(d)   reduce its share capital or any capital redemption reserve fund.
In the event that any amendment is made to the Existing Governing Documents (a) to modify the substance or timing of HPX’s obligation to allow redemption in connection with a business combination or redeem 100 per cent of the HPX Class A Ordinary Shares if HPX does not consummate a business combination by March 31, 2023, or such later time as the members may

(b)   for so long as Sponsor has the right to designate a director to the board of directors of New PubCo pursuant to the Proposed Governing Documents (as summarized above in the item entitled “Election/Removal of Directors”), without the approval by vote or written consent of the Sponsor, amend certain articles related to the Sponsor’s appointment rights (rights to appoint and remove directors as summarized above in the item entitled “Election/Removal of Directors”) to the detriment of the Sponsor, nor amend the articles requiring: (i) the approval of a majority of the voting power of the New PubCo Class A Ordinary Shares (as noted in paragraph (a) immediately above); and (ii) the approval of the Sponsor as detailed in this paragraph (b), to amend the Proposed Governing Documents;
(c)   for so long as Opportunity Agro Fund has the right to designate a director to the board pursuant to the Proposed Governing Documents (as summarized above in the item entitled “Election/Removal of Directors”), without the approval by vote or written consent of Opportunity Agro Fund, amend certain articles related to the creation and issuance of preference shares, and Opportunity Agro Fund’s appointment rights (rights to appoint and remove directors as summarized above in the item entitled “Election/Removal of Directors”) to the detriment of Opportunity Agro Fund, nor amend the articles requiring (i) the approval of a majority of the voting power of the New PubCo Class A Ordinary Shares (as noted in paragraph (a) immediately above); and (ii) the approval of

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
approve in accordance with the Existing Governing Documents; or (b) with respect to any other provision relating to shareholders’ rights or pre-business combination activity; HPX shall provide the holders of HPX Class A Ordinary Shares with the opportunity to redeem their HPX Class A Ordinary Share upon the approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable) earned on the funds held in the Trust Account and not previously released to HPX to pay its taxes, divided by the number of then outstanding HPX Class A Ordinary Shares. In addition, in no event will HPX redeem HPX Class A Ordinary Shares that would cause HPX’s net tangible assets to be less than US$5,000,001 following such redemptions.	Opportunity Agro Fund as detailed in this paragraph (c), to amend the Proposed Governing Documents; and (d) for so long as Opportunity Agro Fund has the right to designate a director to the board pursuant to the Proposed Governing Documents (as summarized above in the item entitled “Election/Removal of Directors”), without the approval by vote or written consent of Opportunity Agro Fund, amend or terminate any policies with respect to related party transactions of New PubCo.
Quorum

Shareholders. The holders of a majority of the HPX shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for a general meeting of HPX.
Board of Directors. The quorum for the transaction of the business of the HPX directors may be fixed by the directors, and unless so fixed shall be a majority of the directors then in office.

Shareholders. No business will be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. One or more shareholders holding not less than one-third in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy, will be a quorum.
Board of Directors. The quorum necessary for the transaction of the business of the directors is a simple majority of the directors then in office (subject to there being a minimum of two directors present). A person who holds office as an alternate director will, if his appointer is not present, be counted in the quorum.

Shareholder Meetings

HPX may, but shall not (unless required by the Companies Act) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall appoint. At these meetings the report of the directors (if any) shall be presented.
General meetings may be called only by:
(a)   the HPX directors;
(b)   the chief executive officer; or
(c)   the chairman of the HPX Board.
Shareholders do not have the ability to call general meetings.

New PubCo may, at the discretion of the board of directors, hold an annual general meeting in the year in which the Proposed Governing Documents are adopted and an annual general meeting will be held in each year thereafter at such time as determined by the board, and New PubCo may, but will not (unless required by the Companies Act) be obliged to, in each year hold any other general meeting. All general meetings other than the annual general meetings shall be called extraordinary general meetings, and New PubCo shall specify the meeting as such in the notices calling it. The annual general meeting will be held at such time and place as the directors will determine from time to time. To the extent permitted by law, annual general meetings may also be held virtually.
The directors may, whenever they think fit, call an

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
extraordinary general meetings, and must convene an extraordinary general meeting at the requisition of shareholders holding shares representing in the aggregate not less than one-third of the votes that may be cast by all of the issued share capital of New PubCo.
Notice of Shareholder Meetings

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting; provided that a general meeting of HPX will, whether or not the notice provisions have been complied with, be deemed to have been duly convened if it is so agreed:
(a)   in the case of an annual general meeting, by all shareholders (or their proxies) entitled to attend and vote thereat; and
(b)   in the case of an extraordinary general meeting, by a majority in number of the shareholders having a right to attend and vote at the meeting, together holding not less than ninety-five per cent (95%) in par value of the HPX Shares giving that right.

At least ten clear days’ notice will be given for any general meeting. Every notice will be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and will specify the place, the day and the hour of the meeting and the general nature of the business and will be given in the manner mentioned in the Proposed Governing Documents; provided that a general meeting of New PubCo will, whether or not the notice provisions have been complied with, be deemed to have been duly convened if it is so agreed:
(a)   in the case of an annual general meeting, by all shareholders (or their proxies) entitled to attend and vote thereat; and
(b)   in the case of an extraordinary general meeting, by shareholders (or their proxies) having a right to attend and vote at the meeting, together holding shares entitling the holders to not less than ninety-five per cent (95%) of the votes entitled to be cast at such extraordinary general meeting.

Indemnification, liability insurance of Directors and Officers

Every HPX director and officer (which for the avoidance of doubt, shall not include auditors of HPX), together with every former director and former officer shall be indemnified out of HPX’s assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default.
HPX directors, on behalf of HPX, may purchase and maintain insurance for the benefit of any HPX director or officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to HPX.
Every director, alternate director, secretary, and officer then or from time to time in office of New PubCo will be indemnified and secured harmless out of the assets and funds of New PubCo against any liability, action, proceeding, claim, demand, costs, charges, losses, judgments, fines, settlements, and other amounts, including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation, incurred or sustained by them otherwise than by reason of their own dishonesty, willful default or fraud in or about the conduct of the New PubCo’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers. The directors, on behalf of New PubCo, may purchase and maintain insurance for the benefit of any director, alternate director, secretary, auditor of New PubCo or a company which is or was a subsidiary of New PubCo or in which New PubCo has or had an interest (direct or indirect), against any liability which, by virtue of any rule of law, would otherwise attach to such person in

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
respect of any negligence, default, breach of fiduciary or other duty or breach of trust of which such person may be guilty in relation to New PubCo.
Dividends
Subject to the Companies Act and the Existing Governing Documents and except as otherwise provided by the rights attached to any HPX shares, the HPX directors may resolve to pay dividends and other distributions on HPX shares in issue and authorize payment of the dividends or other distributions out of the funds of HPX lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the HPX directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realized or unrealized profits of HPX, out of the share premium account or as otherwise permitted by law.	Subject to rights and restrictions attached to any class of shares and the Proposed Governing Documents, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of New PubCo lawfully available therefor, but no dividend shall exceed the amount recommended by the directors.
Winding up

If HPX shall be wound up, the liquidator shall apply the assets of HPX in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:
(a)   if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of HPX’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or
(b)   if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of HPX’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to HPX for unpaid calls or otherwise.
If HPX shall be wound up the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution of HPX and any other approval required by the Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of HPX (whether

Subject to the rights attaching to any shares, in a winding up:
(a)   if the assets available for distribution amongst the shareholders are insufficient to repay the whole of New PubCo’s issued share capital, such assets will be distributed so that, as nearly as may be, the losses be borne by the shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively; or
(b)   if the assets available for distribution amongst the shareholders are more than sufficient to repay the whole of New PubCo’s issued share capital at the commencement of the winding up, the surplus will be distributed amongst the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively.
If New PubCo is wound up, the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution and any other approval required by the Companies Act, divide amongst the shareholders in kind the whole or any part of the assets of New PubCo and may for that purpose value any assets and determine how the division will be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)

such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.
The Existing Governing Documents provide that if HPX does not consummate a business combination (as defined in the HPX’s Existing Governing Documents) by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX will cease all operations except for the purposes of winding up and will redeem the shares issued in HPX’s initial public offering and liquidate its trust account.
whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the like approval, shall think fit, but so that no shareholder shall be compelled to accept any asset upon which there is a liability.
Supermajority Voting Provisions

A special resolution, requiring not less than a two- thirds vote, is required to:
(a)   amend the Existing Governing Documents (Articles);
(b)   change HPX’s name;
(c)   alter or add to the Existing Governing Documents (Memorandum) with respect to any objects, powers or other matters specified therein;
(d)   merge or consolidate HPX with one or more other constituent companies;(e) reduce HPX’s share capital and any capital redemption reserve; and
(f)   in a winding up, approve the liquidator to divide amongst the shareholders the assets of HPX, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders, or vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, except that no shareholder shall be compelled to accept any asset upon which there is a liability.
Additionally, HPX will not, without the approval of holders of a majority of the voting power of the HPX Class B Ordinary Shares, voting exclusively and as a separate class, appoint any person to be a director or remove any director.

A special resolution, requiring not less than a two- thirds vote, is required to:
(a)   amend the Proposed Governing Documents, subject, further, to the limitations summarized in the item above entitled “Amendment to Articles of Association”;
(b)   increase the maximum number of directors to above nine;
(c)   change New PubCo’s name;
(d)   change New PubCo’s registration to a jurisdiction outside the Cayman Islands;
(e)   merge or consolidate New PubCo with one or more other constituent companies, upon such terms as the directors may determine;
(f)   reduce New PubCo’s share capital and any capital redemption reserve; and
(g)   in a winding up, direct the liquidator to divide amongst the shareholders the assets of New PubCo, value the assets for that purpose and determine how the division will be carried out between the shareholders or different classes of shareholders.
Additionally, New PubCo will not, without the approval of holders of a majority of the voting power of the New PubCo Class A Ordinary Shares, voting exclusively and as a separate class, determine that the Board consist of a number of directors that

HPX (Existing Governing Documents)	New PubCo (Proposed Governing Documents)
is less than five or more than eleven directors.
Anti-Takeover Provisions
The provision of the Existing Governing Documents that authorizes the HPX Board to issue and set the voting and other rights of preference shares from time to time and the terms and rights of the HPX Shares.
The provision of the Proposed Governing Documents that authorizes the board of directors of New PubCo to issue and set the voting and other rights of preferred shares from time to time.
New PubCo’s authorized but unissued New PubCo Ordinary Shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes.
New PubCo Class B Ordinary Shares are entitled to ten (10) votes per share, while the New PubCo Class A Ordinary Shares are entitled to one (1) vote per share. The controlling shareholder owns all of the New PubCo Class B Ordinary Shares and has the ability to elect certain directors and to determine the outcome of most matters submitted for a vote of shareholders.
For more information, see “Anti-Takeover Provisions in New PubCo’s Articles of Association.”

DESCRIPTION OF NEW PUBCO WARRANTS
Pursuant to the Business Combination Agreement, at the First Effective Time and after giving effect to the Sponsor Recapitalization, as a result of the First Merger, each outstanding whole HPX Warrant will be converted into one New PubCo Warrant. The following provides a summary of the material provisions governing the New PubCo Warrants.
Public Warrants
Each whole New PubCo Warrant will entitle the registered holder to purchase one New PubCo Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing Date. Pursuant to the Warrant Agreement, a warrantholder may exercise its New PubCo Warrants only for a whole number of New PubCo Class A Ordinary Shares. This means only a whole New PubCo Warrant may be exercised at a given time by a warrantholder. The New PubCo Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
New PubCo will not be obligated to deliver any New PubCo Class A Ordinary Shares pursuant to the exercise of a New PubCo Warrant and will have no obligation to settle such New PubCo Warrant exercise unless a registration statement under the Securities Act covering the issuance of the New PubCo Class A Ordinary Shares issuable upon exercise of the New PubCo Warrants is then effective and a current prospectus relating thereto is available, subject to New PubCo satisfying its obligations described below with respect to registration, or a valid exemption from registration is available, including in connection with a cashless exercise permitted as a result of a notice of redemption described below under “— Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $10.00.” No New PubCo Warrant will be exercisable for cash or on a cashless basis, and New PubCo will not be obligated to issue any shares to holders seeking to exercise their New PubCo Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a New PubCo Warrant, the holder of such New PubCo Warrant will not be entitled to exercise such New PubCo Warrant and such New PubCo Warrant may have no value and expire worthless.
However, it has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the New PubCo Class A Ordinary Shares issuable upon exercise of the New PubCo Warrants, and New PubCo will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the New PubCo Warrants in accordance with the provisions of the Warrant Agreement. If any such registration statement has not been declared effective by the 60th business day following the closing of the Business Combination, holders of the New PubCo Warrants will have the right, during the period beginning on the 61st business day after the closing of the Business Combination and ending upon such registration statement being declared effective by the SEC, and during any other period when the company fails to have maintained an effective registration statement covering the issuance of the New PubCo Class A Ordinary Shares issuable upon exercise of the New PubCo Warrants, to exercise such warrants on a “cashless basis.”
Notwithstanding the above, if New PubCo Class A Ordinary Shares are, at the time of any exercise of a New PubCo Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New PubCo may, at its option, require holders of New PubCo Warrants who exercise their New PubCo Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New PubCo so elects, it will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent that an exemption is not available. In the case of a cashless exercise, each holder would pay the exercise price by surrendering the New PubCo Warrants for that number of New PubCo Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of New PubCo Class A Ordinary Shares underlying the New PubCo Warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the New PubCo Warrants by (y) the fair market value and (B) 0.361 New PubCo Class A Ordinary Shares per New PubCo Warrant. The “fair market value” as used in the preceding sentence shall mean the volume weighted average price of the New PubCo Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.
Redemption of New PubCo Warrants
Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $18.00.
Once the New PubCo Warrants become exercisable, New PubCo may redeem the outstanding New PubCo Warrants (except as described herein with respect to the New PubCo Private Placement Warrants):
•
in whole and not in part;

•
at a price of $0.01 per New PubCo Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•
if, and only if, the last reported sale price of the New PubCo Class A Ordinary Shares for any Reference Value equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo Warrant as described under the heading “— Anti-dilution Adjustments”).

New PubCo will not redeem the New PubCo Warrants as described above unless a registration statement under the Securities Act covering the issuance of the New PubCo Class A Ordinary Shares issuable upon exercise of the New PubCo Warrants is then effective and a current prospectus relating to those New PubCo Class A Ordinary Shares is available throughout the 30-day redemption period. If and when the New PubCo Warrants become redeemable by New PubCo, New PubCo will be able to exercise its redemption right even if New PubCo is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
New PubCo has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the exercise price of the New PubCo Warrants. If the foregoing conditions are satisfied and New PubCo issues a notice of redemption of the New PubCo Warrants, each warrantholder will be entitled to exercise his, her or its New PubCo Warrants prior to the scheduled redemption date. However, the price of the New PubCo Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo Warrant as described under the heading “Anti-dilution Adjustments”) as well as the $11.50 (for whole shares) New PubCo Warrant exercise price after the redemption notice is issued.
Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $10.00.
Once the New PubCo Warrants become exercisable, New PubCo may redeem the outstanding New PubCo Warrants:
•
in whole and not in part;

•
at $0.10 per New PubCo Warrant;

•
upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their New PubCo Warrants on a cashless basis prior to redemption and receive that number of New PubCo Class A Ordinary Shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of New PubCo Class A Ordinary Shares (as defined below) except as otherwise described below;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for adjustments to the number of New PubCo Class A Ordinary Shares issuable upon exercise or the exercise price of a New PubCo Warrant as described under the heading “— Anti-dilution Adjustments”); and

•
if the Reference Value is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo Warrant as described under the heading “— Anti-dilution Adjustments”), the New PubCo Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding New PubCo Warrants, as described above.

During the period beginning on the date the notice of redemption is given, holders may elect to exercise their New PubCo Warrants on a cashless basis. The numbers in the table below represent the number of New PubCo Class A Ordinary Shares that a New PubCo warrantholder will receive upon such cashless exercise in connection with a redemption by New PubCo pursuant to this redemption feature, based on the “fair market value” of New PubCo Class A Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their New PubCo Warrants and such New PubCo Warrants are not redeemed for $0.10 per warrant), determined for these purposes based on the volume weighted average price of New PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of New PubCo Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the New PubCo Warrants, each as set forth in the table below. New PubCo will provide its warrantholders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of New PubCo Class A Ordinary Shares issuable upon exercise of a New PubCo Warrant or the exercise price of a New PubCo Warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a New PubCo Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of New PubCo Class A Ordinary Shares deliverable upon exercise of a New PubCo Warrant immediately prior to such adjustment and the denominator of which is the number of New PubCo Class A Ordinary Shares deliverable upon exercise of a New PubCo Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a New PubCo Warrant. If the exercise price of a New PubCo Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price (each as defined in the Warrant Agreement) as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a New PubCo Warrant pursuant to such exercise price adjustment.
Redemption Date	Fair Market Value of New PubCo Class A Ordinary Shares
(period to expiration of New PubCo Warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361

Redemption Date	Fair Market Value of New PubCo Class A Ordinary Shares
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361
The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of New PubCo Class A Ordinary Shares to be issued for each New PubCo Warrant exercised will be determined by a straight-line interpolation between the number of New PubCo Class A Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of New PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the New PubCo Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the New PubCo Warrants, holders may choose to, in connection with this redemption feature, exercise their New PubCo Warrants for 0.277 New PubCo Class A Ordinary Shares for each whole New PubCo Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New PubCo Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the New PubCo Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the New PubCo Warrants, holders may choose to, in connection with this redemption feature, exercise their New PubCo Warrants for 0.298 New PubCo Class A Ordinary Shares for each whole New PubCo Warrant. In no event will the New PubCo Warrants be exercisable in connection with this redemption feature for more than 0.361 New PubCo Class A Ordinary Shares per New PubCo Warrant (subject to adjustment). Finally, as reflected in the table above, if the New PubCo Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New PubCo pursuant to this redemption feature, since they will not be exercisable for any New PubCo Class A Ordinary Shares.
This redemption feature differs from the typical warrant redemption features used in some other Business Combinations, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the New PubCo Class A Ordinary Shares exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding New PubCo Warrants to be redeemed when the New PubCo Class A Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of New PubCo Class A Ordinary Shares is below the exercise price of the New PubCo Warrants. New PubCo has established this redemption feature to provide New PubCo with the flexibility to redeem the New PubCo Warrants without the New PubCo Warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their New PubCo Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of New PubCo Class A Ordinary Shares for their New PubCo Warrants based on an option pricing model with a fixed volatility input as of the date of this proxy statement/prospectus. This redemption right provides New PubCo with an additional mechanism by which to redeem all of the outstanding New PubCo Warrants, and therefore have certainty as to the New PubCo capital structure as the New PubCo Warrants would no longer be outstanding and would have been exercised or redeemed. New PubCo will be required to pay the applicable redemption price to New PubCo warrantholders if New PubCo chooses to exercise this redemption right and it will allow New PubCo to quickly proceed with a redemption of the New PubCo Warrants if New PubCo determines it is in its best interest to do so. As such, New PubCo would redeem the New PubCo Warrants in this manner when it believes it is in its best interest to update its capital structure to remove the New PubCo Warrants and pay the redemption price to the New PubCo warrantholders.
As stated above, New PubCo can redeem the New PubCo Warrants when the New PubCo Class A Ordinary Shares are trading at a price starting at $10.00 per share, which is below the exercise price of $11.50 per share, because it will provide certainty with respect to its capital structure and cash position while providing warrantholders with the opportunity to exercise their New PubCo Warrants on a cashless basis for the applicable number of New PubCo Class A Ordinary Shares. If New PubCo chooses to redeem the New PubCo Warrants when the New PubCo Class A Ordinary Shares are trading at a price per share below the exercise price of the New PubCo Warrants, this could result in the New PubCo warrantholders receiving fewer New PubCo Class A Ordinary Shares than they would have received if they had chosen to wait to exercise their New PubCo Warrants for New PubCo Class A Ordinary Shares if and when such New PubCo Class A Ordinary Shares were trading at a price higher than the exercise price of $11.50 per share.
No fractional New PubCo Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New PubCo will round down to the nearest whole number of the number of New PubCo Class A Ordinary Shares to be issued to the holder.
Redemption procedures
A holder of a New PubCo Warrant may notify New PubCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such New PubCo Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the New PubCo Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.
Anti-dilution Adjustments
If the number of issued and outstanding New PubCo Class A Ordinary Shares is increased by a capitalization or share dividend payable in New PubCo Class A Ordinary Shares, or by a split-up of New PubCo Class A Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of New PubCo Class A Ordinary Shares issuable on exercise of each New PubCo Warrant will be increased in proportion to such increase in the issued and outstanding New PubCo Class A Ordinary Shares. A rights offering made to all or substantially all holders of New PubCo Class A Ordinary Shares entitling holders to purchase New PubCo Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of New PubCo Class A Ordinary Shares equal to the product of (1) the number of New PubCo Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New PubCo Class A Ordinary Shares) and (2) one minus the quotient of (x) the price per New PubCo Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (1) if the rights offering is for securities convertible into or exercisable for New PubCo Class A Ordinary Shares, in determining the price payable for New PubCo Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) “historical fair market value” means the volume weighted average price of New PubCo Class A Ordinary Shares during the 10 trading day period ending on the trading day prior to the first date on which the New PubCo Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if New PubCo, at any time while the New PubCo Warrants are outstanding and unexpired, pays to all or substantially all of the holders of New PubCo Class A Ordinary Shares a dividend or makes a distribution in cash, securities or other assets to the holders of New PubCo Class A Ordinary Shares on account of such New PubCo Class A Ordinary Shares (or other securities into which the New PubCo Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends or cash distributions, then the New PubCo Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each New PubCo Class A Ordinary Share in respect of such event.

If the number of issued and outstanding New PubCo Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of New PubCo Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of New PubCo Class A Ordinary Shares issuable on exercise of each New PubCo Warrant will be decreased in proportion to such decrease in issued and outstanding New PubCo Class A Ordinary Shares.
Whenever the number of New PubCo Class A Ordinary Shares purchasable upon the exercise of the New PubCo Warrants is adjusted, as described above, the New PubCo Warrant exercise price will be adjusted by multiplying the New PubCo Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of New PubCo Class A Ordinary Shares purchasable upon the exercise of the New PubCo Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of New PubCo Class A Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the issued and outstanding New PubCo Class A Ordinary Shares (other than those described above or that solely affects the par value of such New PubCo Class A Ordinary Shares), or in the case of any merger or consolidation of New PubCo with or into another corporation (other than a merger or consolidation in which New PubCo is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding New PubCo Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New PubCo as an entirety or substantially as an entirety in connection with which New PubCo is dissolved, the holders of the New PubCo Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the New PubCo Warrants and in lieu of New PubCo Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares, stock or other equity securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the New PubCo Warrants would have received if such holder had exercised their New PubCo Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such merger or consolidation, then the kind and amount of securities, cash or other assets for which each New PubCo Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such merger or consolidation that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by New PubCo in connection with redemption rights held by New PubCo shareholders as provided for in New PubCo’s Amended and Restated Memorandum and Articles of Association) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding New PubCo Class A Ordinary Shares, the holder of a New PubCo Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such New PubCo warrantholder had exercised the New PubCo Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New PubCo Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant Agreement. Additionally, if less than 70% of the consideration receivable by the holders of New PubCo Class A Ordinary Shares in such a transaction is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the New PubCo Warrant properly exercises the New PubCo Warrant within 30 days following public disclosure of such transaction, the New PubCo Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the New PubCo Warrant.

The New PubCo Warrants will be issued in registered form under the Warrant Agreement. You should review a copy of the Warrant Agreement, which will be filed as an exhibit to the registration statement on Form F-4 of which this proxy statement/prospectus is a part, for a description of the terms and conditions applicable to the New PubCo Warrants. The Warrant Agreement provides that the terms of the New PubCo Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correcting any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the New PubCo Warrants and the Warrant Agreement set forth in this proxy statement/prospectus, or defective provision or (ii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the New PubCo Warrants, provided that the approval by the holders of at least 65% of the then-outstanding public New PubCo Warrants is required to make any change that adversely affects the interests of the registered holders.
The New PubCo warrantholders do not have the rights or privileges of holders of New PubCo Class A Ordinary Shares and any voting rights until they exercise their New PubCo Warrants and receive New PubCo Class A Ordinary Shares. After the issuance of New PubCo Class A Ordinary Shares upon exercise of the New PubCo Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
New PubCo Private Placement Warrants
The HPX Private Placement Warrants will be exchanged for New PubCo Private Placement Warrants in connection with the Closing. The New PubCo Private Placement Warrants (including the New PubCo Class A Ordinary Shares issuable upon exercise of the New PubCo Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the consummation of the Business Combination (except, among other limited exceptions, to HPX’s officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by New PubCo (except as described under “— Redemption of New PubCo Warrants — Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $10.00”) so long as they are held by the Sponsor or its permitted transferees. The Sponsor or its permitted transferees will have the option to exercise such warrants on a cashless basis and certain registration rights. Otherwise, the New PubCo Private Placement Warrants will have terms and provisions that are identical to those of the New PubCo Warrants described above. If the New PubCo Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the New PubCo Private Placement Warrants will be redeemable by New PubCo in all redemption scenarios and exercisable by the holders on the same basis as the New PubCo Warrants.
Except as described under “— Redemption of New PubCo Warrants — Redemption of New PubCo Warrants when the price per New PubCo Class A Ordinary Share equals or exceeds $10.00,” if a holder of a New PubCo Private Placement Warrant elects to exercise it on a cashless basis, he, she or it would pay the exercise price by surrendering his, her or its New PubCo Private Placement Warrants for that number of New PubCo Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of New PubCo Class A Ordinary Shares underlying the New PubCo Private Placement Warrants, multiplied by the excess of the “fair market value” (as defined below) of the New PubCo Class A Ordinary Shares over the exercise price of the New PubCo Private Placement Warrants by (y) the fair market value. The “fair market value” means the average last reported sale price of the New PubCo Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.
The Sponsor has agreed not to transfer (other than certain permitted transfers) any of the New PubCo Private Placement Warrants issuable to the Sponsor in exchange for the HPX Private Placement Warrants (including the New PubCo Class A Ordinary Shares issuable upon exercise of any of these New PubCo Private Placement Warrants) for a certain period of time after the Closing, as described under “Certain Agreements Relating to the Business Combination — Investor Rights Agreement.”

PRICE RANGE OF SECURITIES AND DIVIDENDS
HPX
Price Range of HPX Securities
HPX’s units, HPX Class A Ordinary Shares and HPX Public Warrants are currently listed on the NYSE American under the symbols “HPX.U,” “HPX,” and “HPX.WS,” respectively. Holders of the HPX units, HPX Class A Ordinary Shares and HPX Public Warrants should obtain current market quotations for their securities. The market price of the HPX Securities could vary at any time before the Business Combination.
Holders
As of the date of this proxy statement/prospectus, there was one holder of record of our units, one holder of record of our HPX Class A Ordinary Shares, four holders of record of our HPX Class B Ordinary Shares, one holder of record of our HPX Public Warrants and one holder of record of our HPX Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, HPX Class A Ordinary Shares and HPX Public Warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
HPX has not paid any cash dividends on its HPX Ordinary Shares to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New PubCo revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New PubCo’s Board of Directors at such time.
Emergencia
Historical market price information for Emergencia’s share capital is not provided because there is no public market for Emergencia’s share capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Emergencia.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately following the consummation of the Business Combination, New PubCo will have 400,000,000 New PubCo Ordinary Shares authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, New PubCo will have up to 56,745,534 New PubCo Ordinary Shares issued and outstanding, assuming that no public shares are redeemed in connection with the Business Combination and excluding the Earn-Out Shares. All of the New PubCo Class A Ordinary Shares issued in connection with the Business Combination will be freely transferable by persons other than by New PubCo’s “affiliates” or HPX’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the New PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the New PubCo Class A Ordinary Shares. Prior to the Business Combination, there has been no public market for New PubCo Class A Ordinary Shares. New PubCo has applied for listing of the New PubCo Class A Ordinary Shares on the NYSE, but New PubCo cannot assure you that a regular trading market will develop in the New PubCo Class A Ordinary Shares.
Lock-ups
Concurrently with the execution and delivery of the Business Combination Agreement, New PubCo, the Sponsor, Ambipar and certain other persons have entered into the Investor Rights Agreement pursuant to which they have agreed, among other things, to certain transfer restrictions on their respective equity interests in New PubCo, in the case of certain directors of HPX, for a period of one year following the Closing Date, and, in the case of Ambipar and the Sponsor, for a period of three years following the Closing Date, subject to the following exceptions of permitted transfers: (i) in the case of a transfer to a permitted transferee, if such New PubCo shareholder provides written notice to New PubCo or (ii) (A) if such New PubCo shareholder is an individual, by virtue of laws of descent and distribution upon death of the individual, (B) if such New PubCo shareholder is an individual, pursuant to a qualified domestic relations order, (C) pursuant to any liquidation, merger, share exchange or similar transaction (other than the Mergers) which results in all of New PubCo’s shareholders having the right to exchange their New PubCo Ordinary Shares or other equity securities of New PubCo for cash, securities or other property; provided that in connection with any transfer of such securities pursuant to clause (ii) above, (x) such New PubCo shareholder shall, and shall cause any such transferee of his, her or its Lock-Up Securities (as defined below), to enter into a written agreement, in form and substance reasonably satisfactory to New PubCo, agreeing to be bound by the Lock-up Agreement prior and as a condition to the occurrence of such transfer, and (y) that such transferee shall have no rights under the Investor Rights Agreement, unless they are a permitted transferee according to the terms of the Investor Rights Agreement, in which case, as a condition to such transfer, the transferee shall be required to become a party to the Investor Rights Agreement.
The “Lock-Up Securities” are the New PubCo Ordinary Shares and the New PubCo Warrants beneficially owned or otherwise held by the locked-up shareholder immediately following the Closing, including any New PubCo Class A Ordinary Shares acquired as the result of the vesting of restricted stock units, and in the case of Rafael Grisolia, the restricted stock units to be settled in New PubCo Class A Ordinary Shares.
Registration Rights
Pursuant to the Investor Rights Agreement, the Sponsor and certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not review the registration statement or 90 days if the SEC notifies New PubCo that it will review the registration statement.

Regulation S
Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.
New PubCo is a foreign issuer as defined in Regulation S. As a foreign issuer, securities that New PubCo sells outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by New PubCo’s affiliates. Generally, subject to certain limitations, holders of New PubCo’s restricted shares who are not affiliates of New PubCo or who are affiliates of New PubCo by virtue of their status as an officer or director of New PubCo may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of New PubCo restricted shares by an officer or director who is an affiliate of New PubCo solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of New PubCo restricted shares who will be an affiliate of New PubCo other than by virtue of his or her status as an officer or director of New PubCo.
New PubCo is not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued New PubCo Class A Ordinary Shares under the Securities Act.
Rule 144
All of New PubCo’s equity shares that will be outstanding upon the completion of the Business Combination, other than those equity shares publicly sold in connection with the Business Combination, are “restricted securities” as that term is defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of New PubCo and has beneficially owned New PubCo’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, provided that New PubCo has been subject to the Exchange Act periodic reporting requirements for at least three months before the sale, and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as it was required to file reports) preceding the sale.
Persons who have beneficially owned New PubCo’s restricted securities for at least six months but who are affiliates of New PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person may sell only a number of restricted securities within any three-month period that does not exceed the greater of the following:
•
1% of the then outstanding equity shares of the same class which, immediately after the Business Combination, will equal New PubCo Ordinary Shares; or

•
the average weekly trading volume of New PubCo’s Ordinary Shares of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of New PubCo under Rule 144 are also limited by manner of sale provisions, notice requirements and the availability of current public information about New PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•
at least one year has elapsed from the time that the issuer filed current Form 20-F type information with the SEC reflecting its status as an entity that is not a shell company.

Rule 701
In general, under Rule 701 of the Securities Act, each of Emergencia’s employees, consultants or advisors who purchases equity shares from New PubCo in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information known to us regarding (i) the actual beneficial ownership of HPX Ordinary Shares as of December 12, 2022 prior to the consummation of the Business Combination and (ii) the expected beneficial ownership of New PubCo Ordinary Shares immediately following consummation of the Business Combination by:
•
each person known by HPX to beneficially own more than 5% of the issued and outstanding HPX Ordinary Shares immediately prior to the consummation of the Business Combination and each person expected to beneficially own more than 5% of the New PubCo Ordinary Shares immediately after the consummation of the Business Combination;

•
each of HPX’s current executive officers and directors;

•
each of New PubCo’s expected directors and officer post-Business Combination; and

•
all executive officers and directors of HPX as a group pre-Business Combination and all expected directors and officers of New PubCo as a group post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.
Pursuant to the Existing Governing Documents, each HPX Class A Ordinary Shares and HPX Class B Ordinary Shares entitles the holder of record to one vote for each share held on all matters to be voted on by shareholders voting together as a single class. Pursuant to New PubCo’s Amended and Restated Memorandum and Articles of Association, each holder of New PubCo Class A Ordinary Shares will be entitled to one vote per share and each holder of New PubCo Class B Ordinary Shares will be entitled to 10 votes per share on all matters submitted to them for a vote on all New PubCo Ordinary Shares voting together as a single class.
Unless otherwise indicated, HPX believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.
The calculation of the pre-Business Combination percentage of beneficial ownership is based on 8,481,544 HPX Ordinary Shares outstanding on December 12, 2022, of which 2,176,544 are HPX Class A Ordinary Shares and 6,305,000 are HPX Class B Ordinary Shares held by the Sponsor and the Insiders.
The expected beneficial ownership of New PubCo Ordinary Shares immediately following the consummation of the Business Combination assumes consummation of the PIPE Financing and the Ambipar PIPE Financing and also assumes two alternative scenarios:
•
Minimum redemptions:   this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that no other HPX shareholders exercise their rights to redeem any of their HPX Class A Ordinary Shares in connection with the Business Combination for a pro rata portion of the funds in the Trust Account; and

•
Maximum redemptions considering the Non-Redemption Agreements:   this scenario gives effect to the redemption of 19,472,483 HPX Class A Ordinary Shares in connection with the Initial Extension and the redemption of 3,650,973 HPX Class A Ordinary Shares in connection with the Second Extension, and assumes that 1,576,544 outstanding HPX Class A Ordinary Shares (being our estimate of the maximum number of HPX Class A Ordinary Shares that could be redeemed considering that 600,000 HPX Class A Ordinary Shares are not subject to redemption pursuant to the Non-Redemption Agreements, and assuming that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement) are redeemed in connection with the Business Combination for their pro rata share of the funds in the Trust Account. For more information, about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.” Also assumes that, after giving effect to the payments to the redeeming public shareholders in this maximum redemption scenario (and without considering any payment of Business Combination related transaction expenses), a minimum of $168.0 million (R$880.0 million) would be available, in satisfaction of the Minimum Available Cash Condition.
The expected beneficial ownership of New PubCo Ordinary Shares post-Business Combination is based on (i) 56,745,534 New PubCo Ordinary Shares issued and outstanding, assuming minimum redemption of public shares and (ii) 55,168,990 New PubCo Ordinary Shares issued and outstanding, assuming maximum redemption.
The expected beneficial ownership percentages set forth below do not take into account (i) up to 11,000,000 newly issued Earn-Out Shares that may be issued to Ambipar in accordance with, and subject to, the terms and conditions of the Business Combination Agreement, and (ii) Working Capital Warrants (as no Working Capital Loans have been made to date), but do take into account (x) the Sponsor Recapitalization, (y) the New PubCo Warrants, which are exercisable within 30 days after the Closing Date, and (z) the HPX Restricted Stock Units, which at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be automatically converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares and, pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting. In addition, the expected beneficial ownership percentages set forth below assume that the XP Non-Redeeming Shareholder will not receive any additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.
Name and Address of Beneficial Owner	Pre-Business Combination(2)		Post-Business Combination Assuming Minimum Redemption		Post-Business Combination Assuming Maximum Redemption
	Number	Percentage	Number	Percentage	Number	Percentage
HPX’s Officers, Directors and Five Percent or More Holders Pre-Business Combination:(1)
HPX Capital Partners LLC(3)	6,245,000	73.6%	1,860,000	3.3%	1,860,000	3.4%
Carlos Piani(3)	6,245,000	73.6%	1,860,000	3.3%	1,860,000	3.4%
Bernardo Hees(3)	6,245,000	73.6%	1,860,000	3.3%	1,860,000	3.4%
Rodrigo Xavier(3)	6,245,000	73.6%	1,860,000	3.3%	1,860,000	3.4%
Marcos Peigo	20,000	0.2%	20,000	*	20,000	*
Wolney Edirley Goncalvez Betiol	20,000	0.2%	20,000	*	20,000	*
Rafael Salvador Grisolia(4)	—	—	20,000	*	20,000	*
Salete Pinheiro	20,000	0.2%	20,000	*	20,000	*
All directors and executive officers as a group (7 individuals)(3)	6,305,000	74.3%	1,940,000	3.4%	1,940,000	3.5%
Directors and Executive Officers of New PubCo After Consummation of the Business Combination:(5)
Tércio Borlenghi Junior(6)	—	—	22,238,200	39.2%	22,238,200	40.3%
Izabel Cristina Andriotti Cruz de Oliveira	—	—	—	—	—	—
Alessandra Bessa Alves de Melo	—	—	—	—	—	—
Thiago da Costa Silva	—	—	—	—	—	—

Name and Address of Beneficial Owner	Pre-Business Combination(2)		Post-Business Combination Assuming Minimum Redemption		Post-Business Combination Assuming Maximum Redemption
	Number	Percentage	Number	Percentage	Number	Percentage
Mariana Loyola Ferreira Sgarbi	—	—	—	—	—	—
Carlos Piani(3)	6,245,000	73.6%	1,860,000	3.3%	1,860,000	3.4%
Victor Almeida(7)	—	—	—	—	—	—
Yuri Keiserman	—	—	—	—	—	—
Rafael Espírito Santo	—	—	—	—	—	—
Guilherme Patini Borlenghi	—	—	—	—	—	—
Pedro Petersen	—	—	—	—	—	—
All directors and executive officers as a group (11 individuals)	6,245,000	73.6%	24,098,200	42.5%	24,098,200	43.7%
Five Percent or More Holders and Certain Other Holders Post-Business Combination:
Ambipar Participações e Empreendimentos S.A.(6)	—	—	39,591,990	69.8%	39,591,990	71.8%
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior(7)	—	—	11,810,000	20.8%	11,810,000	21.4%
Other PIPE Investors(8)	—	—	1,200,600	2.1%	1,200,600	2.2%
Non-Redeeming Shareholders(8)	600,000	7.1%	626,400	1.1%	626,400	1.1%
Other HPX shareholders(9)	1,576,544	18.6%	1,576,544	2.8%	—	—

*
Less than 1%.

(1)
Unless otherwise noted, the business address of each of the persons and entities listed above is 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801.

(2)
Interests shown consist of Founder Shares and HPX Class A Ordinary Shares. Upon consummation of the Sponsor Recapitalization, the Founder Shares will be converted into HPX Class A Ordinary Shares and, at Closing, the HPX Class A Ordinary Shares will automatically convert into New PubCo Class A Ordinary Shares on a one-for-one basis, subject to adjustment.

(3)
HPX Capital Partners LLC is the record holder of the HPX Class B Ordinary Shares reported herein, and is controlled by a board of managers consisting of Messrs. Bernardo Hees, Carlos Piani and Rodrigo Xavier, who by virtue of their shared control may be deemed to beneficially own shares held by HPX Capital Partners LLC. Each of Messrs. Hees, Piani and Xavier disclaims beneficial ownership of the ordinary shares held of record by HPX Capital Partners LLC, except to the extent of any pecuniary interest therein.

(4)
Mr. Rafael Grisolia holds 20,000 HPX Restricted Stock Units, which (i) at the First Effective Time and after giving effect to the Sponsor Recapitalization, will be converted into an equal number of restricted stock units that are settled in New PubCo Class A Ordinary Shares, and (ii) pursuant to and subject to the terms and conditions of the Restricted Stock Unit Award Agreement, as amended, shall become vested in full upon HPX’s initial business combination and will be settled in New PubCo Class A Ordinary Shares as soon as practicable following vesting but in no event more than 30 days after vesting.

(5)
Unless otherwise noted, the business address of the directors and executive officers of New PubCo is Avenida Angélica, nº 2346, 5th Floor, São Paulo — SP, Brazil, 01228-200.

(6)
Ambipar Empreendimentos e Participações S.A. is the record holder of the New PubCo Class B Ordinary Shares reported herein, and is controlled by Mr. Tércio Borlenghi Junior, who by virtue of his control may be deemed to beneficially own shares held by Ambipar Empreendimentos e Participações S.A. Ambipar Empreendimentos e Participações S.A. will be issued up to an additional 11,000,000 newly issued New PubCo Class B Ordinary Shares (the “Earn-Out Shares”), as follows: (i) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $17.00 over any 20 trading days within any consecutive 30 trading day period, 50% of the Earn-Out Shares will be issued; and (ii) if at any time during the three-year period following the Closing Date, the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 trading days within any consecutive 30 trading day period, the remaining 50% of the Earn-Out Shares will be issued.

(7)
Consists of 11,810,000 New PubCo Class A Ordinary Shares to be held immediately following consummation of the Business Combination by Opportunity Agro Fund as a result of its commitment to purchase New PubCo Class A Ordinary Shares under the PIPE Financing. Opportunity Agro Fund is managed by Opportunity Private Equity Gestora de Recursos Ltda., a leading fund manager in Brazil, which has discretionary management and voting power over the shares held by Opportunity Agro Fund and is managed by, among other officers, Eduardo de Britto Pereira Azevedo and Leonardo Guimarães Pinto. The business address of Opportunity Private Equity Gestora de Recursos Ltda. is Rua Visconde de Pirajá, 351, 14th floor (part), Ipanema, Rio de Janeiro — RJ, Brazil, 22410-906.

(8)
This table assumes that Cygnus Fund Icon will exercise the Cygnus Option such that it opts to comply, and complies, with the terms and conditions contained in the Cygnus Non-Redemption Agreement and, therefore, it is considered among “Non-Redeeming Shareholders” and not among “Other PIPE Investors” in this table. The Cygnus Option will have no relevant economic effect on HPX, Emergencia, the Sponsor or New PubCo, including in terms of post-Closing ownership allocation, securities issued or funding, among others. For more information about the Cygnus Option, see “Certain Agreements Related to the Business Combination — Non-Redemption Agreements.”

(9)
Pursuant to the XP Non-Redemption Agreement, New PubCo agreed to issue to the XP Non-Redeeming Shareholder, on or promptly following the Closing, one fourth of a New PubCo Warrant and 0.044 New PubCo Class A Ordinary Shares, in each case per HPX Class A Ordinary Share (x) held by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders, (y) voted by the XP Non-Redeeming Shareholder in favor of the transactions contemplated in the Business Combination Agreement for which the approval of HPX shareholders is required and (z) not redeemed by the XP Non-Redeeming Shareholder at the HPX extraordinary general meeting of shareholders; provided that the number of New PubCo Warrants, if any, and additional New PubCo Class A Ordinary Shares, if any, issuable to the XP Non-Redeeming Shareholder on or promptly following the Closing Date shall, under no circumstances, exceed an aggregate amount of 325,000 New PubCo Warrants and 57,200 New PubCo Class A Ordinary Shares. The XP Non-Redeeming Shareholder did not commit not to redeem its HPX Class A Ordinary Shares in connection with the Business Combination and it retained the right to redeem all such shares at its option. This table assumes that the XP Non-Redeeming Shareholder will not receive any such additional New PubCo Warrants or New PubCo Class A Ordinary Shares pursuant to the terms of the XP Non-Redemption Agreement at Closing.

Registration Rights
Pursuant to the Investor Rights Agreement, the Sponsor and certain holders of registrable securities will be able to make a written demand for registration under the Securities Act of all or a portion of their registrable securities, subject to certain limitations so long as such demand includes a number of registrable securities with a total offering price in excess of $75,000,000, net of all underwriting discounts and commissions. Any such demand may be in the form of an underwritten offering, it being understood that, subject to certain exceptions, New PubCo shall not be required to conduct more than an aggregate total of eight underwritten offerings or an aggregate of four underwritten offerings in any 12-month period. In addition, certain holders of registrable securities will have “piggy-back” registration rights to include their securities in other registration statements filed by New PubCo subsequent to the Closing. New PubCo has also agreed to file with the SEC a resale shelf registration statement covering the resale of all registrable securities within 30 days of the Closing, to be declared effective no later than the earlier of 60 days of the Closing if the SEC notifies New PubCo that it will not review the registration statement or 90 days if the SEC notifies New PubCo that it will review the registration statement.

ANNUAL MEETINGS OF SHAREHOLDERS; SEC PROXY RULES
If the Business Combination is consummated, you will be entitled to attend and participate in New PubCo’s annual meetings of shareholders. If New PubCo holds a 2023 annual meeting of shareholders, it will provide notice of or otherwise publicly disclose the date on which the 2023 annual meeting will be held.
As a foreign private issuer, New PubCo will not be subject to the SEC’s proxy rules.

ADDITIONAL INFORMATION
Submission of Future Shareholder Proposals
The HPX Board is aware of no other matter that may be brought before the extraordinary general meeting. HPX does not expect to hold a 2023 annual meeting of shareholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if HPX does not consummate a business combination by March 31, 2023 (or such later date as may be approved by the HPX shareholders in connection with an Additional Extension), HPX is required to begin the dissolution process provided for in its amended and restated certificate of incorporation, as amended. HPX will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.
Shareholder Communications
Shareholders and interested parties may communicate with the HPX Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of HPX Corp., 1000 N. West Street, Suite 1200, Wilmington, DE 19801. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.
Delivery of Documents to Shareholders
Pursuant to the rules of the SEC, HPX and servicers that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, HPX will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement may likewise request delivery of single copies of the proxy statement in the future. Shareholders may notify HPX of their requests by calling +1 (302) 295-4929 or writing HPX at its principal executive offices at 1000 N. West Street, Suite 1200, Wilmington, DE 19801.
Enforceability of Civil Liabilities Under U.S. Securities Laws
New PubCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. A majority of the directors and executive officers of New PubCo, and certain of the experts named in this proxy statement/prospectus are residents of non-United States jurisdictions and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them, in original actions or in actions for enforcement of judgments of United States courts, liabilities predicated upon the United States federal securities laws.
New PubCo has been advised by its Cayman Islands legal counsel, Carey Olsen, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against New PubCo judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against New PubCo predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is Privy Council authority (the decisions of which Court are binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be capable of being enforced without applying the principles outlined above, subject to the limitations of the domestic Court’s insolvency regime. However, subsequent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should, in appropriate circumstances, be enforced by applying the principles set out above, and not for instance by the simple exercise of the Courts’ discretion. Those cases have been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a foreign bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for the provision of active assistance of overseas bankruptcy proceedings. New PubCo understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.
Legal Matters
The validity of the New PubCo Securities to be issued in connection with the Business Combination and certain other Cayman Islands legal matters will be passed upon for New PubCo by Carey Olsen Cayman Limited, Cayman Islands counsel to New PubCo. Certain legal matters relating to U.S.law will be passed upon for New PubCo and Emergencia by Simpson Thacher & Bartlett LLP, São Paulo, Brazil and New York, New York. Certain legal matters as to U.S. law will be passed upon for HPX by Skadden, Arps, Slate, Meagher & Flom LLP, São Paulo, Brazil and New York, New York. Certain legal matters as to Cayman Islands law will be passed upon for HPX by Maples and Calder (Cayman) LLP.
Other Matters
As of the date of this proxy statement/prospectus, the HPX Board does not know of any matters that will be presented for consideration at the extraordinary general meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the extraordinary general meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.
Experts
The combined financial statements of Emergência Participações S.A. as of December 31, 2021, December 31, 2020 and January 1, 2020 and for each of the two years in the period ended December 31, 2021 included in this proxy statement/prospectus and in the registration statement, have been so included in reliance on the report of BDO RCS Auditores Independentes SS (“BDO”), an independent registered public accounting firm, appearing elsewhere herein and in the registration statement given on the authority of said firm as experts in auditing and accounting. BDO RCS Auditores Independentes S.S. is a member of the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the CFC.
The financial statements of HPX Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and the period from March 20, 2020 (inception) through December 31, 2020 included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of HPX Corp. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance on said report given upon the authority of said firm as experts in auditing and accounting.

The audited consolidated financial statements of Witt O’Brien’s, LLC for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Years ended December 31, 2021 and 2020 included in this proxy statement/prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
HPX files reports, proxy statements/prospectuses and other information with the SEC as required by the Exchange Act. You can read HPX’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document HPX files with the SEC at the SEC public reference room located at 100 F Street, N.E., Room 1580 Washington, D.C., 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the extraordinary general meeting, you should contact us by telephone or in writing:
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801
Tel: +1 (302) 295-4929
Email: ir@hpxcorp.com
You may also obtain these documents by requesting them in writing or by telephone from HPX’s proxy solicitation agent at the following address, telephone number and e-mail:
Morrow Sodali LLC
333 Ludlow Street, 5th Floor, South Tower
Stamford, Connecticut 06902
Tel: (800) 662-5200
Banks and brokers: (203) 658-9400
Email: HPX.info@investor.morrowsodali.com
If you are an HPX shareholder and would like to request documents, please do so by to receive them before the HPX extraordinary general meeting of shareholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information contained or incorporated by reference in this proxy statement/prospectus relating to HPX has been supplied by HPX, and all such information relating to Emergencia has been supplied by Emergencia. Information provided by either HPX or Emergencia does not constitute any representation, estimate or projection of any other party.
None of HPX, New PubCo or Emergencia has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX OF FINANCIAL STATEMENTS
Audited Financial Statements of HPX Corp as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020:
Unaudited Condensed Financial Statements of HPX Corp as of June 30, 2022 and for the three and six months ended June 30, 2022 and 2021:
Unaudited Condensed Financial Statements of HPX Corp as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021:
Audited Combined Financial Statements of Emergencia as of December 31, 2021, December 31, 2020 and January 1, 2020 and for the years ended December 31, 2021 and 2020:

Unaudited Interim Condensed Consolidated Financial Statements of Emergencia as of June 30, 2022 and for the six months ended June 30, 2022 and 2021:
Unaudited interim condensed consolidated statements of financial position	F-152
Unaudited interim condensed consolidated statements of income	F-153
Unaudited interim condensed consolidated statements of comprehensive income	F-154
Unaudited interim condensed consolidated statements of changes in shareholders’ equity	F-155
Unaudited interim condensed consolidated statements of cash flows — indirect method	F-156
Notes to the unaudited interim condensed consolidated financial statements	F-157 to F-223
Audited Consolidated Financial Statements of Witt O’Brien’s, LLC for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Year Ended December 31, 2020:
Report of Independent Certified Public Accountants	F-224
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2021 and 2020	F-226

Consolidated Statement of Income and Comprehensive Income for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Year Ended December 31, 2020
F-227

Consolidated Statements of Changes in Members’ Equity for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Year Ended December 31, 2020
F-228

Consolidated Statements of Cash Flows for the Successor Period April 15, 2021 through December 31, 2021 and the Predecessor Period January 1, 2021 through April 14, 2021 and the Year Ended December 31, 2020
F-229
Notes to the Consolidated Financial Statements	F-230 to F-240
Unaudited Condensed Consolidated Financial Statements of Witt O’Brien’s, LLC as of June 30, 2022 and for the six months ended June 30, 2022 and 2021:

HPX FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of HPX Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of HPX Corp. (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, changes in shareholders’ deficit and cash flows for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from March 20, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s ability to execute its business plan is dependent upon the consummation of a business combination and it lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. Further, if the Company does not complete a business combination by July 20, 2022, or obtain approval for an extension of this deadline, it will be required to cease all operations except for the purpose of liquidating. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans with regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP

Marcum LLP
We have served as the Company’s auditor since 2020.
New York, NY
April 14, 2022

HPX CORP.
BALANCE SHEETS
	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash	$549,792	$1,132,050
Prepaid expenses	99,402	259,147
Total Current Assets	649,194	1,391,197
Marketable securities held in Trust Account	253,037,516	253,012,211
TOTAL ASSETS	$253,686,710	$254,403,408
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$555,895	$134,297
Accrued offering costs	159,880	159,880
Total Current Liabilities	715,775	294,177
Warrant liabilities	10,556,676	21,089,700
Deferred underwriting fee payable	8,855,000	8,855,000
Total Liabilities	20,127,451	30,238,877
Commitments and Contingencies
Class A ordinary shares subject to possible redemption; 25,300,000 shares at redemption value	253,037,516	253,012,211
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 25,300,000 shares subject to possible redemption)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,305,000 and 6,325,000 shares issued and outstanding at December 31, 2021 and 2020, respectively	631	633
Accumulated deficit	(19,478,888)	(28,848,313)
Total Shareholders’ Deficit	(19,478,257)	(28,847,680)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$253,686,710	$254,403,408
The accompanying notes are an integral part of the financial statements.

HPX CORP.
STATEMENTS OF OPERATIONS
	Year Ended December 31, 2021	For the Period from March 20, 2020 (Inception) through December 31, 2020
Operating and formation costs	$1,163,690	$314,723
Loss from operations	(1,163,690)	(314,723)
Other income (expense):
Change in fair value of warrant liabilities	10,533,024	(7,884,000)
Transaction costs allocable to warrants	—	(497,297)
Interest income from operating bank account	89	71
Interest earned on marketable securities held in Trust Account	25,305	12,211
Total other income (expense), net	10,558,418	(8,369,015)
Net income (loss)	$9,394,728	$(8,683,738)
Basic and diluted weighted average shares outstanding, Class A ordinary shares	25,300,000	14,507,692
Basic and diluted net income (loss) per ordinary share, Class A ordinary shares	$0.30	$(0.43)
Basic and diluted weighted average shares outstanding, Class B ordinary shares	6,305,055	5,634,703
Basic and diluted net income (loss) per ordinary share, Class B ordinary shares	$0.30	$(0.43)
The accompanying notes are an integral part of the financial statements.

HPX CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – March 20, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B ordinary shares to Sponsor	—	—	6,325,001	633	24,367	—	25,000
Cancellation of Class B ordinary share	—	—	(1)	—	—	—	—
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(2,354,167)	(20,164,575)	(22,518,742)
Proceeds received in excess of fair value of Private Placement Warrants	—	—	—	—	2,329,800	—	2,329,800
Net loss	—	—	—	—	—	(8,683,738)	(8,683,738)
Balance – December 31, 2020	—	$—	6,325,000	$633	$—	$(28,848,313)	$(28,847,680)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(25,305)	(25,305)
Cancellation of Class B ordinary shares		(20,000)	(2)	—	2	—
Net income	—	—	—	—	—	9,394,728	9,394,728
Balance – December 31, 2021	—	$—	6,305,000	$631	$—	$(19,478,888)	$(19,478,257)
The accompanying notes are an integral part of the financial statements.

HPX CORP.
STATEMENTS OF CASH FLOWS
	Year Ended December 31, 2021	For the Period from March 20, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net income (loss)	$9,394,728	$(8,683,738)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(25,305)	(12,211)
Change in fair value of warrant liabilities	(10,533,024)	7,884,000
Transaction costs allocable to warrants	—	497,297
Changes in operating assets and liabilities:
Prepaid expenses	159,745	(259,147)
Accounts payable and accrued expenses	421,598	134,297
Net cash used in operating activities	(582,258)	(439,502)
Cash Flows from Investing Activities
Investment of cash into Trust Account	—	(253,000,000)
Net cash used in investing activities	—	(253,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	—	25,000
Proceeds from sale of Units, net of underwriting discounts paid	—	247,940,000
Proceeds from sale of Private Placement Warrants	—	7,060,000
Advances from related party	—	10,000
Repayment of advances from related party	—	(10,000)
Proceeds from promissory note – related party	—	300,000
Repayment of promissory note – related party	—	(300,000)
Payment of offering costs	—	(453,448)
Net cash provided by financing activities	—	254,571,552
Net Change in Cash	(582,258)	1,132,050
Cash – Beginning	1,132,050	—
Cash – Ending	$549,792	$1,132,050
Non-Cash Investing and Financing Activities:
Offering costs included in accrued offering costs	$—	$159,880
Remeasurement of Class A ordinary shares to redemption amount	$25,305	$22,518,742
Deferred underwriting fee payable	$—	$8,855,000
Cancellation of Founder Shares	$(2)	—
The accompanying notes are an integral part of the financial statements.

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
HPX Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in Brazil. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2021, the Company had not commenced any operations. All activity through December 31, 2021 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and after the Initial Public Offering, the search for a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the marketable securities held in the Trust Account (as defined below).
The registration statement for the Company’s Initial Public Offering became effective on July 15, 2020. On July 20, 2020, the Company consummated the Initial Public Offering of 25,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,300,000 Units, at $10.00 per Unit, generating gross proceeds of $253,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,060,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $7,060,000, which is described in Note 4.
Transaction costs amounted to $14,528,328, consisting of $5,060,000 of underwriting fees, $8,855,000 of deferred underwriting fees and $613,328 of other offering costs, $497,297 of which were allocated to the warrants (See Notes 3 and 4) and charged to expense.
Following the closing of the Initial Public Offering on July 20, 2020, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a Trust Account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of the Business

Combination, either (i) in connection with an extraordinary general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities Exchange Comission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor and any other holders of the Company’s Class B ordinary shares prior to the Initial Public Offering (the “initial shareholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive their redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, subject to the immediately succeeding paragraph, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of the Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum of Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until July 20, 2022 to consummate a Business Combination (the “Combination Period”). However, if the Company has not completed a Business Combination within the Combination Period, as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (the “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish the rights of the

Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Founder Shares or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or any Extension Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Liquidity
As of December 31, 2021, the Company had $549,792 in its operating bank accounts, $253,037,516 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares in connection therewith and a working capital deficit of $66,581.
On August 11, 2021, the Sponsor committed to provide the Company an aggregate of $150,000 in loans for working capital purposes. On February 21, 2022, the Sponsor committed to provide the Company with an additional $755,000 in loans for working capital purposes, bring the total commitment amount to $905,000. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a business combination. If the Company does not consummate a business combination, all amounts loaned to the Company in connection with these loans will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account. As of December 31, 2021, the Company had not drawn under any of these loan commitments.
Management intends to draw down on these loans, as necessary, to create cash inflows for working capital purposes.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for an extension of the deadline or complete a Business Combination by July 20, 2022, then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension, however, it is uncertain whether the Company will be able to do so. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after July 20, 2022.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the Public Warrants (as defined in Note 3), the Private Placement Warrants as of the initial measurement date (July 20, 2020) and the Private Placement Warrants as of December 31, 2021 and 2020. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021 and 2020.
Marketable Securities Held in Trust Account
At December 31, 2021 and 2020, all of the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities. For the period from March 20, 2020 (inception) through December 31, 2020 and for the year ended December 31,2021, no interest has been withdrawn from the Trust Account to pay for taxes.
Offering Costs
The Company complies with the requirement of Accounting Standards Codification (“ASC”) 340-10-S99-1. Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and remeasured to ordinary shares subject to redemption upon the completion of the Initial Public Offering.
Warrant Liabilities
The Company accounts for the Public Warrants (as defined in Note 3) and Private Placement Warrants (together, with the Public Warrants, the “Warrants”) in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation. For periods subsequent to the detachment of the Public Warrants from the Units, which occurred on September 8, 2020, the Public Warrant quoted market price was used as the fair value as of each relevant date.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, all Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to initial redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Subsequent to the initial measurement upon the closing of the IPO, the Company recognizes changes in the redemption value that result from interest earned on marketable securities held in Trust Account that has not been withdrawn to pay taxes.
At December 31, 2021 and 2020, the Class A ordinary shares reflected in the balance sheets are reconciled in the following table:
Gross proceeds from Initial Public Offering	$253,000,000
Less:
Proceeds allocated to Public Warrants	(8,475,500)
Class A ordinary shares issuance costs	(14,031,031)
Plus:
Initial remeasurement of carrying value to redemption value	22,506,531
Subsequent remeasurement of carrying value to redemption value	12,211
Total remeasurement of carrying value to redemption value	22,518,742
Class A ordinary shares subject to possible redemption, December 31, 2020	253,012,211
Remeasurement of carrying value to redemption value	25,305
Class A ordinary shares subject to possible redemption, December 31, 2021	$253,037,516
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021 and 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Net Income (Loss) Per Ordinary Share
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share”. The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from income (loss) per ordinary share as the redemption value approximates fair value.
The calculation of diluted income (loss) per ordinary share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the Warrants is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 19,710,000 Class A ordinary shares in the aggregate. As of December 31, 2021 and 2020, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net income (loss) per ordinary share is the same as basic net income (loss) per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except share amounts):
	Year Ended December 31, 2021		For the Period from March 20, 2020 (Inception) through December 31, 2020
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per ordinary share
Numerator:
Allocation of net income (loss)	$7,520,525	$1,874,203	$(6,254,519)	$(2,429,219)
Denominator:
Basic and diluted weighted average shares outstanding	25,300,000	6,305,055	14,507,692	5,634,703
Basic and diluted net income (loss) per ordinary share	$0.30	$0.30	$(0.43)	$(0.43)
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature, except for the Warrants (see Note 9).
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on July 20, 2020, the Company sold 25,300,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 3,300,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,060,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant from the Company in a private placement, for an aggregate purchase price of $7,060,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). Proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The proceeds received in excess of fair value of the Private Placement Warrants, in the amount of $2,329,800, has been reflected in the accompanying statement of changes in shareholders’ deficit for the period from March 20, 2020 (inception) through December 31, 2020.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
On April 8, 2020, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each of its independent director nominees at their original per-share purchase price. On July 15, 2020, the Company effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to the Company for no consideration and, as a result, since then the initial shareholders hold an aggregate of 6,305,000 Founder Shares. All share and per-share amounts have been restated to reflect the share capitalization. The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise its over-allotment option on July 16, 2020, no Founder Shares are currently subject to forfeiture.
On July 23, 2021, a former director and a newly appointed director entered into a Securities Assignment Agreement. The terms of the Securities Assignment Agreement specified that the former director transfer the 20,000 Founder Shares granted to him on June 25, 2020 to the newly appointed director, which the Company has treated as the cancellation of an existing award and the issuance of a new award.
The transfer of the Founders Shares to the Company’s directors and director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2021 and 2020, the Company determined that a Business Combination is not considered probable, and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).

The Sponsor (including the directors) has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on July 16, 2020, the Company will pay the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the year ended December 31, 2021, the Company incurred $120,000 in fees for these services. For the period from March 20, 2020 (inception) to December 31, 2020, the Company incurred $55,000 in fees for these services. As of December 31, 2021 and 2020, there was $175,000 and $55,000, respectively, of such fees included within accrued expenses in the accompanying balance sheets.
Advances — Related Party
The Sponsor advanced the Company an aggregate of $10,000 to cover expenses related to the Initial Public Offering. The advances were non-interest bearing and due on demand. The outstanding advances of $10,000 were repaid in full on June 25, 2020.
Promissory Note  —  Related Party
On April 8, 2020, the Company issued an unsecured promissory note (the “Promissory Note”) to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2020 and (ii) the completion of the Initial Public Offering. The outstanding balance under the Promissory Note of $300,000 was repaid in full at the closing of the Initial Public Offering on July 20, 2020.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. As of December 31, 2021 and 2020, there were no amounts outstanding under the Working Capital Loans.
Commitment Letter
On August 11, 2021, the Sponsor committed to provide the Company an aggregate of $150,000 in loans for working capital purposes. On February 21, 2022, the Sponsor committed to provide the Company with an additional $755,000 in loans for working capital purposes, bring the total commitment amount to $905,000. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a Business Combination. If the Company does not consummate a business combination, all amounts loaned to the Company in connection with these loans will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account. At December 31, 2021 and through filing date of this Annual Report on Form 10-K, no amount was drawn under this agreement.

NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on July 15, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A Ordinary Shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,855,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of such deferred fee amount, up to approximately $0.175 per Unit, or up to $4,427,500, may be paid to third parties who didn’t participate in the Initial Public Offering (but who are members of FINRA or regulated broker-dealers) that assist the Company in consummating a Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in its sole and absolute discretion.
Consulting Arrangements
The Company has arrangements with a consultant to provide services to the Company relating to market and industry analyses, assistance with due diligence, and financial modeling and valuation of potential targets. The Company agreed to pay the service provider a fee of 6,600 BRL per month (approximately $1,200 per month). For the year ended December 31, 2021, the Company incurred $16,332, of consulting fees. For the period from March 20, 2020 (inception) through December 31, 2020, the Company incurred $3,300 of consulting fees. As of December 31, 2021 and 2020, there was $1,314 and $0 of such fees included within accrued expenses in the balance sheets, respectively.
Restricted Stock Unit Award
In July 2021, pursuant to a Director Restricted Stock Unit Award Agreement, dated July 23, 2021, between the Company and a director, the Company agreed to grant 20,000 restricted stock units (“RSUs”) to a director. The RSUs will vest upon the consummation of such Business Combination and represent 20,000 non-redeemable Class A ordinary shares of the Company that will settle on a date as soon as practicable following vesting but in no event more than 30 days after vesting. Issuance of the shares underlying the RSUs are also subject to the future approval of an equity incentive plan.
The RSUs to be granted by the Company are in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The RSUs to be granted are subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the RSUs is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of December 31, 2021, the Company did not have a shareholder approved equity plan and also determined that a Business Combination is not considered probable, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of RSUs times the grant date fair value per share (unless subsequently modified).
NOTE 7. SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. At December 31, 2021 and 2020, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, 25,300,000 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and reported as temporary equity.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. At December 31, 2021 and 2020, there were 6,305,000 and 6,325,000 Class B ordinary shares issued and outstanding, respectively.
Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law.
The Class B Shares will automatically convert into Class A ordinary shares on the first business day following the completion of the Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B Shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination: provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.
NOTE 8. WARRANTS
As of December 31, 2021 and 2020, there were 12,650,000 Public Warrants outstanding, with each Public Warrant enabling the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to issue any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their

Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use it commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.   Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.   Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•
if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period or any Extension Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.

In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
As of December 31, 2021 and 2020, there were 7,060,000 Private Placement Warrants outstanding with each Private Placement Warrant exercisable for one Class A ordinary share at a price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 9. FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2021 and 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account	1	$253,037,516	$253,012,211
Liabilities:
Warrant Liability – Public Warrants	1	$6,775,340	$13,535,500
Warrant Liability – Private Placement Warrants	3	$3,781,336	$7,554,200
The Warrants were accounted for as liabilities in accordance with ASC 815-40. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the statements of operations.
The Private Placement Warrants were valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. The measurement of the Public Warrants after the detachment of the Public Warrants from the Units on September 8, 2020, is classified as Level 1 due to the use of an observable market quote in an active market. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant on the New York Stock Exchange was used as the fair value of the Warrants as of each relevant date.
The following table presents the quantitative information regarding Level 3 fair value measurements for the Private Placement Warrants.
	December 31, 2021	December 31, 2020
Exercise price	$11.50	$11.50
Share price	$9.87	$10.02
Volatility	12.3	17.5%
Term	5.00	5.00
Risk-free rate	1.10	0.35%
Dividend yield	0.00	0.00%
The following table presents the changes in the fair value of Level 3 warrant liabilities at December 31, 2021 and 2020:
	Private Placement	Public	Warrant Liabilities
Fair value as of March 20, 2020 (inception)	$—	$—	$—
Initial measurement on July 20, 2020 (Initial Public Offering)	4,730,200	8,475,500	13,205,700
Change in fair value	2,824,000	2,909,500	5,733,500
Transfers out of Level 3	—	(11,385,000)	(11,385,000)
Fair value as of December 31, 2020	$7,554,200	$—	$7,554,200
Private Placement
Fair value as of December 31, 2020	$7,554,200
Change in fair value	(3,772,864)
Fair value as of December 31, 2021	$3,781,336

Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 for the year ended December 31, 2021. Transfers from Level 3 to Level 1 amounted to $11,385,000 for the period ended December 31, 2020.
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, except as outlined below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
As discussed in Notes 1 and 5, on February 21, 2022, the Sponsor committed to provide the Company with an additional $755,000 in loans for working capital purposes. These loans will be non-interest bearing, unsecured and will be repaid upon the consummation of a Business Combination. If the Company does not consummate a business combination, all amounts loaned to the Company in connection with these loans will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account.

HPX CORP.
CONDENSED BALANCE SHEETS
	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$778,575	$549,792
Prepaid expenses	57,576	99,402
Total Current Assets	836,151	649,194
Marketable securities held in Trust Account	253,381,468	253,037,516
TOTAL ASSETS	$254,217,619	$253,686,710
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$682,464	$555,895
Accrued offering costs	159,880	159,880
Promissory note – related party	700,000	—
Total Current Liabilities	1,542,344	715,775
Deferred legal fees	3,092,479	—
Warrant liabilities	1,574,829	10,556,676
Deferred underwriting fee payable	8,855,000	8,855,000
Total Liabilities	15,064,652	20,127,451
Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption; 25,300,000 shares at redemption value as of June 30, 2022 and December 31, 2021	253,381,468	253,037,516
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 25,300,000 shares subject to possible redemption) as of June 30, 2022 and December 31, 2021	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,305,000 shares issued and outstanding as of June 30, 2022 and December 31, 2021	631	631
Accumulated deficit	(14,229,132)	(19,478,888)
Total Shareholders’ Deficit	(14,228,501)	(19,478,257)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$254,217,619	$253,686,710
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
Operating and formation costs	$2,440,653	$385,917	$3,732,091	$565,570
Loss from operations	(2,440,653)	(385,917)	(3,732,091)	(565,570)
Other income (expense):
Change in fair value of warrant liabilities	2,006,478	(1,450,300)	8,981,847	3,674,300
Interest income from operating bank account	—	24	—	51
Earnings on marketable securities held in Trust Account	321,395	6,309	343,952	12,548
Total other income (expense), net	2,327,873	(1,443,967)	9,325,799	3,686,899
Net (loss) income	$(112,780)	$(1,829,884)	$5,593,708	$3,121,329
Weighted average shares outstanding, Class A ordinary shares	25,300,000	25,300,000	25,300,000	25,300,000
Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.00)	$(0.06)	$0.18	$0.10
Weighted average shares outstanding, Class B ordinary shares	6,305,000	6,325,000	6,305,000	6,325,000
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.00)	$(0.06)	$0.18	$0.10
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	6,305,000	$631	$—	$(19,478,888)	$(19,478,257)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	37,516	37,516
Net income	—	—	—	—	—	5,706,488	5,706,488
Balance – March 31, 2022	—	—	6,305,000	631	—	(13,734,884)	(13,734,253)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(381,468)	(381,468)
Net loss	—	—	—	—	—	(112,780)	(112,780)
Balance – June 30, 2022	—	$—	6,305,000	$631	$—	$(14,229,132)	$(14,228,501)
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	6,325,000	$633	$—	$(28,848,313)	$(28,847,680)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,239)	(6,239)
Cancellation of Class B ordinary shares			(20,000)	(2)	—	2	—
Net income	—	—	—	—	—	4,951,213	4,951,213
Balance – March 31, 2021	—	—	6,305,000	631	—	(23,903,337)	(23,902,706)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,309)	(6,309)
Net loss	—	—	—	—	—	(1,829,884)	(1,829,884)
Balance – June 30, 2021	—	$—	6,305,000	$631	$—	$(25,739,530)	$(25,738,899)
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Six Months Ended June 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$5,593,708	$3,121,329
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(8,981,847)	(3,674,300)
Earnings on marketable securities held in Trust Account	(343,952)	(12,548)
Changes in operating assets and liabilities:
Prepaid expenses	41,826	50,606
Accounts payable and accrued expenses	126,569	302,237
Deferred legal fees	3,092,479	—
Net cash used in operating activities	(471,217)	(212,676)
Cash Flows from Financing Activities:
Proceeds from promissory note – related party	700,000	—
Net cash provided by financing activities	700,000	—
Net Change in Cash	228,783	(212,676)
Cash – Beginning of period	549,792	1,132,050
Cash – End of period	$778,575	$919,374
Non-Cash investing and financing activities:
Remeasurement of Class A ordinary shares to redemption amount	$343,952	$6,309
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
HPX Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in Brazil. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of June 30, 2022, the Company had not commenced any operations. All activity through June 30, 2022 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and after the Initial Public Offering, the search for a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of earnings from the marketable securities held in the Trust Account (as defined below).
Recent Developments
Proposed Business Combination
As previously reported in our current report on Form 8-K filed with the SEC on July 7, 2022, on July 5, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Emergencia”), Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Ambipar”), and the Company (the “Proposed Business Combination”). Emergencia is a leading environmental and industrial service provider with a diversified client base in logistics, chemical, oil and gas, mining and industrial sectors in Brazil and globally (see Note 10).
The Company’s board of directors (i) unanimously approved the Business Combination Agreement, the Mergers and the Transaction Agreements (as defined in the Business Combination Agreement) and (ii) unanimously determined to recommend that the shareholders of the Company vote to approve the SPAC Shareholder Matters (as defined in the Business Combination Agreement) and such other actions as contemplated by the Business Combination Agreement (see Note 10).
The Company is focused on consummating the agreements entered into in connection to the Business Combination Agreement by submitting the Proposed Business Combination to the Company’s shareholders for their consideration. The Company intends to file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to the Company’s shareholders in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination.
After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. The Company’s shareholders and other interested persons are

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the Company, Emergencia, and the Proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: HPX Corp., 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.
For further information, please see our current report on Form 8-K filed with the SEC on July 7, 2022 and Note 10 of these notes to the condensed financial statements included in this quarterly report on Form 10-Q (the “Quarterly Report”).
Combination Period Extension
As previously reported in our current report on Form 8-K filed with the SEC on July 14, 2022, on July 14, 2022, in connection with its Extraordinary General Meeting held on July 14, 2022 (the “Extraordinary General Meeting”), the Company’s shareholders approved: (1) a special resolution to amend the Amended and Restated Memorandum and Articles of Association of the Company (the “Extension Amendment”) to extend the date by which the Company must (a) consummate a Business Combination, (b) cease its operations except for the purpose of winding up if it fails to complete such Business Combination, and (c) redeem all of the Company’s Class A ordinary shares included as part of the units sold in the Company’s Initial Public Offering from July 20, 2022 to November 20, 2022; and (2) the proposal to extend the date on which Continental Stock Transfer & Trust Company (the “Trustee”) must liquidate the trust account established in connection with the Company’s Initial Public Offering if the Company has not completed its initial Business Combination from July 20, 2022 to November 20, 2022 (the “Trust Amendment” and, together with the Extension Amendment, the “Combination Period Extension”) (see Note 10).
For further information, please see our current report on Form 8-K as filed with the SEC on July 14, 2022 and Note 10 of these notes to the condensed financial statements included in this Quarterly Report.
Redemption of Class A Ordinary Shares
As previously reported in our current report on Form 8-K filed with the SEC on July 14, 2022, on July 14, 2022, in connection with the vote to approve the Combination Period Extension, the holders of 19,472,483 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, which included approximately $0.4 million of Trust Account earnings, leaving approximately $58.4 million in the Trust Account. As of June 30, 2022, the redemption amount is not required to be classified as a liability as the event occurred subsequent to that date.
For further information, please see our current report on Form 8-K as filed with the SEC on July 14, 2022 and Note 10 of these notes to the condensed financial statements included in this Quarterly Report.
Company’s Initial Public Offering and Search for a Target
The registration statement for the Company’s Initial Public Offering became effective on July 15, 2020. On July 20, 2020, the Company consummated the Initial Public Offering of 25,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,300,000 Units, at $10.00 per Unit, generating gross proceeds of $253,000,000 which is described in Note 3.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,060,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $7,060,000, which is described in Note 4.
Transaction costs amounted to $14,528,328, consisting of $5,060,000 of underwriting fees, $8,855,000 of deferred underwriting fees and $613,328 of other offering costs, $497,297 of which were allocated to the warrants and charged to expense.
Following the closing of the Initial Public Offering on July 20, 2020, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a Trust Account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that a Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination, including the Proposed Business Combination.
The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination, either (i) in connection with a shareholder meeting called to approve a Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor and any other holders of the Company’s Class B ordinary shares prior to the Initial Public Offering (the “initial shareholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive their redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, subject to the immediately succeeding paragraph, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum of Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company initially had until July 20, 2022 to consummate a Business Combination. However, pursuant to the Combination Period Extension mentioned above, the Company now will have until November 20, 2022 to consummate a Business Combination (the “Combination Period”) (see Note 10). However, if the Company has not completed a Business Combination, including the Proposed Business Combination, within the Combination Period, as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (the “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Founder Shares or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or any Extension Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Risks and Uncertainties
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result, various nations, including the United States, have imposed economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and the related sanctions on the world economy, and the specific impacts on the Company’s financial position, results of operations and its ability to identify and complete an initial business combination are not determinable as of the date of these condensed financial statements.
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Liquidity
As of June 30, 2022, the Company had $778,575 in its operating bank accounts, $253,381,468 in marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares (see Note 10 for redemptions made in July 2022) in connection therewith and a working capital deficit of $706,193 (which includes a liability for the $700,000 borrowing as described below).
As discussed in Note 5, on June 24, 2022, the Company entered into promissory notes with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
of $905,000 (the “Working Capital Note”). As of June 30, 2022 and December 31, 2021, there were $700,000 and $0 outstanding under the Working Capital Note, respectively.
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for another extension of the deadline or complete a Business Combination by November 20, 2022, then the Company will cease all operations except for the purpose of liquidating. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an extension, however, it is uncertain whether the Company will be able to do so. If a Business Combination is not consummated by this date and an extension not requested by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and the mandatory liquidation, should a Business Combination not occur and an extension is not requested by the Sponsor, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after November 20, 2022.
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on April 14, 2022. The accompanying condensed balance sheet as of December 31, 2021 has been derived from the Company’s audited financial statements included in the Form 10-K. The interim results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the Private Placement Warrants as of June 30, 2022 and December 31, 2021. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of June 30, 2022 and December 31, 2021.
Marketable Securities Held in Trust Account
As of June 30, 2022 and December 31, 2021, all of the assets held in the Trust Account were held in money market funds which invest in U.S. Treasury securities.
Offering Costs
The Company complies with the requirement of Accounting Standards Codification (“ASC”) 340-10-S99-1. Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and remeasured to ordinary shares subject to redemption upon the completion of the Initial Public Offering.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Warrant Liabilities
The Company accounts for the Public Warrants (as defined in Note 3) and Private Placement Warrants (together, with the Public Warrants, the “Warrants”) in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation. For periods subsequent to the detachment of the Public Warrants from the Units, which occurred on September 8, 2020, the Public Warrant quoted market price was used as the fair value as of each relevant date.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, all Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to initial redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Subsequent to the initial measurement upon the closing of the Initial Public Offering, the Company recognizes changes in the redemption value that result from earnings on marketable securities held in Trust Account that have not been withdrawn to pay taxes. As of June 30, 2022, the Company has not incurred any taxes or permitted expenses that could be withdrawn from the Trust Account.
As of June 30, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed balance sheets are reconciled in the following table:
Gross proceeds from Initial Public Offering	$253,000,000
Less:
Proceeds allocated to Public Warrants	(8,475,500)
Class A ordinary shares issuance costs	(14,031,031)
Plus:
Initial remeasurement of carrying value to redemption value	22,506,531
Subsequent remeasurement of carrying value to redemption value	12,211
Total remeasurement of carrying value to redemption value	22,518,742
Class A ordinary shares subject to possible redemption, December 31, 2021	253,037,516
Remeasurement of carrying value to redemption value	(343,952)
Class A ordinary shares subject to possible redemption, June 30, 2022	$253,381,468

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
During the six months ended June 30, 2022, the Company increased the carrying value of Class A ordinary shares for earnings on marketable securities held in Trust Account by $343,952. See Notes 1 and 10 for redemptions in connection with the July 14, 2022 vote to approve the Combination Period Extension.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of June 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Net (Loss) Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from (loss) income per ordinary share as the redemption value approximates fair value.
The calculation of diluted (loss) income per ordinary share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the Warrants is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 19,710,000 Class A ordinary shares in the aggregate. As of June 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except share amounts):

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
	Three Months Ended June 30, 2022		Three Months Ended June 30, 2021		Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share
Numerator:
Allocation of net (loss) income	$(90,281)	$(22,499)	$(1,463,907)	$(365,977)	$4,474,966	$1,118,742	$2,497,063	$624,266
Denominator:
Basic and diluted weighted average shares outstanding	25,300,000	6,305,000	25,300,000	6,325,000	25,300,000	6,305,000	25,300,000	6,325,000
Basic and diluted net (loss) income per ordinary share	$(0.00)	$(0.00)	$(0.06)	$(0.06)	$0.18	$0.18	$0.10	$0.10
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature, except for the Warrants (see Note 9).
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —  Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.
NOTE 3. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on July 20, 2020, the Company sold 25,300,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 3,300,000 Units, at a

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 4. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,060,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant from the Company in a private placement, for an aggregate purchase price of $7,060,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). Proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5. RELATED PARTY TRANSACTIONS
Founder Shares
On April 8, 2020, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each of its independent director nominees at their original per-share purchase price. On July 15, 2020, the Company effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to the Company for no consideration and, as a result, since then the initial shareholders hold an aggregate of 6,305,000 Founder Shares. All share and per-share amounts have been restated to reflect the share capitalization. The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise its over-allotment option on July 16, 2020, no Founder Shares are currently subject to forfeiture.
On July 23, 2021, a former director and a newly appointed director entered into a Securities Assignment Agreement (the “Securities Assignment Agreement”). The terms of the Securities Assignment Agreement specified that the former director transfer the 20,000 Founder Shares granted to him on June 25, 2020 to the newly appointed director, which the Company has treated as the cancellation of an existing award and the issuance of a new award.
The transfer of the Founders Shares to the Company’s directors and director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance (i.e., upon consummation of a Business Combination). Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).
The Sponsor (including the directors) has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier of: (A) one year after the completion of a Business

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on July 16, 2020, the Company will pay the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three and six months ended June 30, 2022, the Company incurred $30,000 and $60,000 in fees for these services, respectively. For the three and six months ended June 30, 2021, the Company incurred $30,000 and $60,000, respectively, in fees for these services. At June 30, 2022 and December 31, 2021, $235,000 and $175,000 are included in accrued expenses for these services, respectively.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On June 24, 2022, the Company entered into promissory notes with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $905,000 (the “Working Capital Note”). The Working Capital Note is non-interest bearing and payable on the earlier of the date on which the Company consummates a Business Combination or the date that the winding up of the Company is effective. If the Company does not consummate a Business Combination, all amounts loaned to the Company in connection with these loans will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account; however, no proceeds from the Trust Account may be used for such repayment. The Working Capital Note is not convertible. As of June 30, 2022 and December 31, 2021, there were $700,000 and $0 outstanding under the Working Capital Note, respectively.
NOTE 6. COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on July 15, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,855,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of such deferred fee amount, up to approximately $0.175 per Unit, or up to $4,427,500, may be paid to third parties who did not participate in the Initial Public Offering (but who are members of FINRA or regulated broker-dealers) that assist the Company in consummating a Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in its sole and absolute discretion.
Consulting Arrangements
The Company has arrangements with a consultant to provide services to the Company relating to market and industry analyses, assistance with due diligence, and financial modeling and valuation of potential targets. The Company agreed to pay the service provider a fee of 6,600 BRL per month (approximately $1,200 per month). For the six months ended June 30, 2022, the Company incurred $8,803 of consulting fees, of which $1,400 is included within accounts payable and accrued expenses in the condensed balance sheet as of June 30, 2022. For the six months ended June 30, 2021, the Company incurred and paid $7,811 of consulting fees.
Restricted Stock Unit Award
In July 2021, pursuant to a Director Restricted Stock Unit Award Agreement, dated July 23, 2021, between the Company and a director, the Company agreed to grant 20,000 restricted stock units (“RSUs”) to a director. The RSUs will vest upon the consummation of such Business Combination and represent 20,000 non-redeemable Class A ordinary shares of the Company that will settle on a date as soon as practicable following vesting but in no event more than 30 days after vesting. Issuance of the shares underlying the RSUs are also subject to the future approval of an equity incentive plan.
The RSUs to be granted by the Company are in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The RSUs to be granted are subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the RSUs is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of June 30, 2022 and December 31, 2021, the Company did not have a shareholder approved equity plan and also determined that a Business Combination is not considered probable, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of RSUs times the grant date fair value per share (unless subsequently modified).
Contingent Fee Arrangement
On June 27, 2022, the Company entered into an agreement with a vendor to provide advisory services in connection with a potential Business Combination. The agreement calls for the Company to pay a fee of

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
$2,000,000 upon the closing of a business combination. If the Business Combination is not consummated for any reason, no fee is payable under this agreement.
NOTE 7. SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. As of June 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of June 30, 2022 and December 31, 2021, 25,300,000 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and reported as temporary equity.
Class B Ordinary Shares— — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of June 30, 2022 and December 31, 2021, there were 6,305,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination: provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis.
NOTE 8. WARRANTS
As of June 30, 2022 and December 31, 2021, there were 12,650,000 Public Warrants outstanding, with each Public Warrant enabling the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use it commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•
if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period or any Extension Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
As of June 30, 2022 and December 31, 2021, there were 7,060,000 Private Placement Warrants outstanding with each Private Placement Warrant exercisable for one Class A ordinary share at a price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
NOTE 9. FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021	Level	June 30, 2022
Assets:
Marketable securities held in Trust Account	1	$253,037,516	1	$253,381,468
Liabilities:
Warrant Liability – Public Warrants	1	$6,775,340	1	$1,010,735
Warrant Liability – Private Placement Warrants	3	$3,781,336	2	$564,094
The Warrants were accounted for as liabilities in accordance with ASC 815-40. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the condensed statements of operations.
The Private Placement Warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. Beginning on March 31, 2022 and as of June 30, 2022, the Private Placement Warrants are classified as Level 2 due to the use of a quoted price in an active market for a similar liability.
The measurement of the Public Warrants after the detachment of the Public Warrants from the Units on September 8, 2020, is classified as Level 1 due to the use of an observable market quote in an active market. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant on the New York Stock Exchange was used as the fair value of the Warrants as of each relevant date.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
The following table presents the quantitative information regarding Level 3 fair value measurements for the Private Placement Warrants.
December 31, 2021
Exercise price	$11.50
Share price	$9.87
Volatility	12.3%
Term	5.00
Risk-free rate	1.10%
Dividend yield	0.00
The following table presents the changes in the fair value of Level 3 warrant liabilities as of June 30, 2022 and December 31, 2021:
Private Placement
Fair value as of December 31, 2021	$3,781,336
Change in fair value	(2,498,534)
Transfer to Level 2	(1,282,802)
Fair value as of June 30, 2022	$—
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 for the year ended December 31, 2021. Transfers from Level 3 to Level 2 amounted to $1,282,802 for the six months ended June 30, 2022. There were no transfers in or out of Level 2 for the three months ended June 30, 2022.
NOTE 10. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Other than outlined below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
Proposed Business Combination
As previously reported in our current report on Form 8-K filed with the SEC on July 7, 2022, on July 5, 2022, the Company entered into the Business Combination Agreement by and among New PubCo, Merger Sub, Emergencia, Ambipar, and the Company. Emergencia is a leading environmental and industrial service provider with a diversified client base in logistics, chemical, oil and gas, mining and industrial sectors in Brazil and globally.
Pursuant to the Business Combination Agreement, the parties have agreed that, on the terms and subject to the conditions set forth in the Business Combination Agreement, (i) at least one business day before the Closing (as defined in the Business Combination Agreement), Ambipar will contribute all of the issued and outstanding equity of Emergencia into Merger Sub in exchange for ordinary shares of Merger Sub and (ii) on the Closing Date (as defined in the Business Combination Agreement), substantially concurrently with the closing of the PIPE Financing, and the Ambipar Financing, and in any case prior to the Second Merger (as defined below), (A) the Company shall be merged with and into New PubCo (the “First Merger”), with New PubCo as the surviving entity, and (B) immediately following the First Merger, Merger Sub shall be merged with and into New PubCo (the “Second Merger”), with New PubCo as the surviving entity.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2022
(Unaudited)
Concurrently with the execution and delivery of the Business Combination Agreement, (i) certain investors and Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (the “PIPE Investors”) entered into share subscription agreements pursuant to which the PIPE Investors committed to subscribe for and purchase 11,150,000 New PubCo Class A Ordinary Shares (at $10.00 per share) (the “PIPE Financing”); and (ii) Ambipar entered into a share subscription agreement, pursuant to which Ambipar committed to subscribe for and purchase 5,050,000 New PubCo Class B Ordinary Shares (at $10.00 per share) (the “Ambipar PIPE Financing”).
For further information, please see our current report on Form 8-K filed with the SEC on July 7, 2022 and Note 1 of these notes to the condensed financial statements included this Quarterly Report.
Combination Period Extension
As previously reported in our current report on Form 8-K as filed with the SEC on July 14, 2022, on July 14, 2022, in connection with the Extraordinary General Meeting, the Company’s shareholders approved the Combination Period Extension. As a result, on July 14, 2022, the Company (i) amended the Amended and Restated Memorandum and Articles of Association of the Company to extend the date before which the Company must complete a Business Combination from July 20, 2022 to November 20, 2022 and (ii) entered into Amendment No. 1 to the Investment Management Trust Agreement, dated as of July 14, 2020, with the Trustee to extend the date on which the Trustee must liquidate the Trust Account established in connection with the Company’s Initial Public Offering if the Company has not completed its initial Business Combination from July 20, 2022 to November 20, 2022.
For further information, please see our current report on Form 8-K as filed with the SEC on July 14, 2022 and Note 1 of these notes to the condensed financial statements included in this Quarterly Report.
Redemption of Class A Ordinary Shares
As previously reported in our current report on Form 8-K as filed with the SEC on July 14, 2022, on July 14, 2022, in connection with the vote to approve the Combination Period Extension, the holders of 19,472,483 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, which included approximately $0.4 million of Trust Account earnings, leaving approximately $58.4 million in the Trust Account. As of June 30, 2022, the redemption amount is not required to be classified as a liability as the event occurred subsequent to that date.
For further information, please see our current report on Form 8-K as filed with the SEC on July 14, 2022 and Note 1 of these notes to the condensed financial statements included in this Quarterly Report.

HPX CORP.
CONDENSED BALANCE SHEETS
	September 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets
Cash	$218,475	$549,792
Prepaid expenses	140,767	99,402
Total Current Assets	359,242	649,194
Cash held in Trust Account	58,650,422	—
Marketable securities held in Trust Account	—	253,037,516
TOTAL ASSETS	$59,009,664	$253,686,710
LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$588,986	$555,895
Accrued offering costs	159,880	159,880
Promissory note – related party	700,000	—
Total Current Liabilities	1,448,866	715,775
Deferred legal fees	4,304,833	—
Warrant liabilities	4,730,400	10,556,676
PIPE derivative liability	3,109,245	—
Deferred underwriting fee payable	—	8,855,000
Total Liabilities	13,593,344	20,127,451
Commitments and Contingencies (Note 6)
Shares Subject to Possible Redemption
Class A ordinary shares subject to possible redemption; 5,827,517 and 25,300,000 shares at redemption value as of September 30, 2022 and December 31, 2021, respectively	58,650,422	253,037,516
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued and outstanding (excluding 5,827,517 and 25,300,000 shares subject to possible redemption as of September 30, 2022 and December 31, 2021, respectively)	—	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 6,305,000 shares issued and outstanding as of September 30, 2022 and December 31, 2021	631	631
Additional paid-in capital	5,009,691	—
Accumulated deficit	(18,244,424)	(19,478,888)
Total Shareholders’ Deficit	(13,234,102)	(19,478,257)
TOTAL LIABILITIES, SHARES SUBJECT TO POSSIBLE REDEMPTION, AND SHAREHOLDERS’ DEFICIT	$59,009,664	$253,686,710
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2022	2021	2022	2021
Operating and formation costs	$1,595,785	$154,559	$5,327,876	$720,129
Loss from operations	(1,595,785)	(154,559)	(5,327,876)	(720,129)
Other income (expense):
Change in fair value of warrant liabilities	(3,155,571)	4,603,900	5,826,276	8,278,200
Change in fair value of PIPE derivative liability	89,022	—	89,022	—
Interest income from operating bank account	—	21	—	72
Interest income on cash and marketable securities held in Trust Account	350,399	6,379	694,351	18,927
Other income	296,643	—	296,643	—
Total other (expense) income, net	(2,419,507)	4,610,300	6,906,292	8,297,199
Net (loss) income	$(4,015,292)	$4,455,741	$1,578,416	$7,577,070
Weighted average shares outstanding, Class A ordinary shares	8,790,721	25,300,000	19,736,433	25,300,000
Basic and diluted net (loss) income per share, Class A ordinary shares	$(0.27)	$0.14	$0.06	$0.24
Weighted average shares outstanding, Class B ordinary shares	6,305,000	6,325,000	6,305,000	6,305,055
Basic and diluted net (loss) income per share, Class B ordinary shares	$(0.27)	$0.14	$0.06	$0.24
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(UNAUDITED)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	—	$—	6,305,000	$631	$—	$(19,478,888)	$(19,478,257)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	37,516	37,516
Net income	—	—	—	—	—	5,706,488	5,706,488
Balance – March 31, 2022	—	—	6,305,000	631	—	(13,734,884)	(13,734,253)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(381,468)	(381,468)
Net loss	—	—	—	—	—	(112,780)	(112,780)
Balance – June 30, 2022	—	—	6,305,000	631	—	(14,229,132)	(14,228,501)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	(350,399)	—	(350,399)
Waived deferred underwriting fee payable	—	—	—	—	8,558,357	—	8,558,357
Initial measurement of PIPE derivative liability	—	—	—	—	(3,198,267)	—	(3,198,267)
Net loss	—	—	—	—	—	(4,015,292)	(4,015,292)
Balance – September 30, 2022	—	$—	6,305,000	$631	$5,009,691	$(18,244,424)	$(13,234,102)
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021
	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	6,325,000	$633	$—	$(28,848,313)	$(28,847,680)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,239)	(6,239)
Cancellation of Class B ordinary shares	—	—	(20,000)	(2)	—	2	—
Net income	—	—	—	—	—	4,951,213	4,951,213
Balance – March 31, 2021	—	—	6,305,000	631	—	(23,903,337)	(23,902,706)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,309)	(6,309)
Net loss	—	—	—	—	—	(1,829,884)	(1,829,884)
Balance – June 30, 2021	—	—	6,305,000	631	—	(25,739,530)	(25,738,899)
Remeasurement of Class A ordinary shares to redemption amount	—	—	—	—	—	(6,379)	(6,379)
Net income	—	—	—	—	—	4,455,741	4,455,741
Balance – September 30, 2021	—	$—	6,305,000	$631	$—	$(21,290,168)	$(21,289,537)
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	For the Nine Months Ended September 30,
	2022	2021
Cash Flows from Operating Activities:
Net income	$1,578,416	$7,577,070
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(5,826,276)	(8,278,200)
Change in fair value of PIPE derivative liability	(89,022)	—
Interest income on cash and marketable securities held in Trust Account	(694,351)	(18,927)
Other income	(296,643)	—
Changes in operating assets and liabilities:
Prepaid expenses	(41,365)	102,481
Accounts payable and accrued expenses	33,091	219,069
Deferred legal fees	4,304,833	—
Net cash used in operating activities	(1,031,317)	(398,507)
Cash Flows from Investing Activities:
Cash withdrawn from Trust Account in connection with redemption	195,081,445	—
Net cash provided by investing activities	195,081,445	—
Cash Flows from Financing Activities:
Proceeds from promissory note – related party	700,000	—
Redemption of Class A ordinary shares	(195,081,445)	—
Net cash used in financing activities	(194,381,445)	—
Net Change in Cash	(331,317)	(398,507)
Cash – Beginning of period	549,792	1,132,050
Cash – End of period	$218,475	$733,543
Non-Cash investing and financing activities:
Remeasurement of Class A ordinary shares to redemption amount	$694,351	$18,927
Waived deferred underwriting fee payable charged to Additional paid-in capital	$(8,558,357)	$—
Initial measurement of PIPE derivative liability	$3,198,267	$—
The accompanying notes are an integral part of the unaudited condensed financial statements.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
HPX Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on March 20, 2020. The Company was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (a “Business Combination”).
Although the Company is not limited to a particular industry or sector for purposes of consummating a Business Combination, the Company intends to focus on businesses in Brazil. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of September 30, 2022, the Company had not commenced any operations. All activity through September 30, 2022 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, and after the Initial Public Offering, the search for a target company for a Business Combination, the signing of the Business Combination Agreement (as described below) and in connection with the preparation of the consummation of the Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of earnings from the cash and marketable securities held in the Trust Account (as defined below) and gain (loss) from changes in the fair values of warrant liabilities and PIPE derivative liability.
Recent Developments
Proposed Business Combination
As previously reported in our current report on Form 8-K filed with the SEC on July 7, 2022, on July 5, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Emergencia”), Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Ambipar”), and the Company (the “Proposed Business Combination”). Emergencia is a leading environmental and industrial service provider with a diversified client base in logistics, chemical, oil and gas, mining and industrial sectors in Brazil and globally.
The Company’s board of directors (i) unanimously approved the Business Combination Agreement, the Mergers and the Transaction Agreements (as defined in the Business Combination Agreement) and (ii) unanimously determined to recommend that the shareholders of the Company vote to approve the SPAC Shareholder Matters (as defined in the Business Combination Agreement) and such other actions as contemplated by the Business Combination Agreement.
The Company is focused on consummating the agreements entered into in connection to the Business Combination Agreement by submitting the Proposed Business Combination to the Company’s shareholders for their consideration. The Company intends to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to the Company’s shareholders in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
After the Registration Statement has been filed and declared effective, the Company will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. The Company’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the Proposed Business Combination, because these documents will contain important information about the Company, Emergencia, and the Proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: HPX Corp., 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.
On September 14, 2022, Emergencia signed an agreement related to the acquisition of 100% of the shares of Witt O’Brien’s, a global leader in the crisis and emergency management industry for blue-chip corporate clients and emergency and resilience programs for the public sector, which acquisition closed on October 24, 2022.
For further information, please see the Company’s current report on Form 8-K as filed with the SEC on July 7, 2022, the Registration Statement that the Company expects to publicly file with the SEC and this Note 1 to the condensed financial statements included in this quarterly report on Form 10-Q (the “Quarterly Report”).
Combination Period Extensions
As previously reported in the Company’s current report on Form 8-K filed with the SEC on July 14, 2022, on July 14, 2022, in connection with its Extraordinary General Meeting held on July 14, 2022 (the “Extraordinary General Meeting”), the Company’s shareholders approved: (1) a special resolution to amend the Amended and Restated Memorandum and Articles of Association of the Company (the “Extension Amendment”) to extend the date by which the Company must (a) consummate a Business Combination, (b) cease its operations except for the purpose of winding up if it fails to complete such Business Combination, and (c) redeem all of the Company’s Class A ordinary shares included as part of the units sold in the Company’s Initial Public Offering from July 20, 2022 to November 20, 2022; and (2) the proposal to extend the date on which Continental Stock Transfer & Trust Company (the “Trustee”) must liquidate the trust account established in connection with the Company’s Initial Public Offering if the Company has not completed its initial Business Combination from July 20, 2022 to November 20, 2022 (the “Trust Amendment” and, together with the Extension Amendment, the “Initial Extension”).
On November 3, 2022, in connection with the Extraordinary General Meeting, the Company’s shareholders approved an additional extension of the Combination Period (as defined below) from November 20, 2022 to March 31, 2023 (the “Additional Extension”) (see Note 10).
For further information, please see the Company’s current report on Form 8-K as filed with the SEC on July 14, 2022, the Company’s current report on Form 8-K as filed with the SEC on November 4, 2022, and Notes 1 and 10 of these notes to the condensed financial statements included in this Quarterly Report.
Downside Protection Agreement
Concurrently with the execution and delivery of the Business Combination Agreement, certain PIPE investors (“PIPE Investors”) entered into a share subscription agreement (“Subscription Agreement”) with the Company and New PubCo, pursuant to which the PIPE Investors have committed to subscribe New PubCo Class A ordinary shares at the closing of the Business Combination.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
In addition, the Sponsor has signed a Downside Protection Agreement (“DPA”) with the PIPE Investors and the Non-Redeeming Shareholders, pursuant to which these investors are provided with certain downside protection rights subsequent to the closing date of the Business Combination Agreement. Subject to the terms and conditions of the DPA, including the investment return on a 30-month period, the investors may receive, on a pro-rata basis, an aggregate of up to 1,050,000 New PubCo Class A ordinary shares directly from the Sponsor (see Note 2 and Note 9).
Shareholder Non-Redemption Agreements
Concurrently with the execution and delivery of the Business Combination Agreement, certain shareholders of the Company, owning, in the aggregate, 600,000 Class A ordinary shares (each, a “Non-Redeeming Shareholder”), have entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with the Company and New PubCo, under which, among other things, such Non-Redeeming Shareholders have agreed, in consideration of (i) an aggregate of 26,400 additional New PubCo Class A Ordinary Shares and (ii) 150,000 New PubCo Warrants (as defined below), in each case to be issued by New PubCo to such Non-Redeeming Shareholders on or promptly following the Closing, to vote in favor of transactions contemplated in the Business Combination Agreement for which the approval of such shareholders is required and agreed not to redeem or exercise any right to redeem any Class A ordinary shares of the Company that such shareholders hold of record or beneficially. Concurrently with the execution of the Non-Redemption Agreements, Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda. (“XP”), owning 1,297,400 Class A ordinary shares of the Company, has entered into a certain non-redemption agreement with the Company and New PubCo (the “XP Non-Redemption Agreement”), pursuant to which, among other things, XP will be entitled to (i) an aggregate of 57,086 additional New PubCo Class A Ordinary Shares and (ii) 324,350 New PubCo Warrants, in each case to be issued by New PubCo to XP on or promptly following the Closing, in the event XP does not redeem the SPAC Shares of which it is the record and beneficial owner in connection with any Extension sought on or prior to July 15, 2022. The Company and the Sponsor are named third-party beneficiaries under the Shareholder Non-Redemption Agreements. In the event that the Business Combination Agreement is not consummated, and the Company does not complete a business combination before March 31, 2023, the Non-Redemption Agreement will no longer apply.
Redemptions of Class A Ordinary Shares
As previously reported in the Company’s current report on Form 8-K filed with the SEC on July 14, 2022, on July 14, 2022, in connection with the vote to approve the Combination Period Extension, the holders of 19,472,483 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.018 per share, for an aggregate redemption amount of approximately $195.1 million, which included approximately $0.4 million of Trust Account earnings, leaving approximately $58.4 million in the Trust Account. As of September 30, 2022, the Company had 5,827,517 of Class A ordinary shares subject to possible redemption, with a redemption value of $58,650,422.
On November 3, 2022, in connection with the vote to approve the Additional Extension, the holders of 3,650,973 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of $36.7 million, which included approximately $0.2 million of Trust Account earnings, leaving approximately $21.9 million in the Trust Account. As of September 30, 2022, the redemption amount is not required to be classified as a liability as the event occurred subsequent to that date. As of December 1, 2022, the filing date of this Quarterly Report, there are 2,176,544 Class A ordinary shares outstanding.
For further information, please see the Company’s current report on Form 8-K as filed with the SEC on July 14, 2022, the Company’s current report on Form 8-K as filed with the SEC on November 4, 2022, and Note 10 of these notes to the condensed financial statements on this Quarterly Report.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Transfer of Listing to the NYSE American LLC
On October 24, 2022, the Company issued a press release and filed a current report on Form 8-K announcing the voluntary transfer of its securities from NYSE to NYSE American LLC. On October 27, 2022, the transfer of the securities became effective.
Additional Loan Under the Terms of the Working Capital Note
On November 30, 2022, under the terms of the Working Capital Note, the Sponsor loaned to the Company an additional aggregate of $205,000 for working capital purposes, bringing the total aggregate principal amount loaned under the terms of the Working Capital Note to $905,000.
Company’s Initial Public Offering and Search for a Target
The registration statement for the Company’s Initial Public Offering became effective on July 15, 2020. On July 20, 2020, the Company consummated the Initial Public Offering of 25,300,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,300,000 Units, at $10.00 per Unit, generating gross proceeds of $253,000,000 which is described in Note 3.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,060,000 warrants (the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $7,060,000, which is described in Note 4.
Transaction costs amounted to $14,528,328, consisting of $5,060,000 of underwriting fees, $8,855,000 of deferred underwriting fees and $613,328 of other offering costs, $497,297 of which were allocated to the warrants and charged to expense during the year ended December 31, 2020.
Following the closing of the Initial Public Offering on July 20, 2020, an amount of $253,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Warrants was placed in a Trust Account (the “Trust Account”) located in the United States and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The New York Stock Exchange rules require that a Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination, including the Proposed Business Combination.
The Company will provide the holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Combination, either (i) in connection with a shareholder meeting called to approve a Business Combination or (ii) by means of a tender offer, or upon a request to extend the Combination Period, as described below. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.00 per share) as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations, if any. The per-share amount to be distributed to the Public Shareholders who redeem their shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will proceed with a Business Combination only if the Company has net tangible assets, after payment of the deferred underwriting commission, of at least $5,000,001 upon such completion of a Business Combination and, if the Company seeks shareholder approval, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the Company. If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, the Sponsor and any other holders of the Company’s Class B ordinary shares prior to the Initial Public Offering (the “initial shareholders”) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination and to waive their redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, subject to the immediately succeeding paragraph, each Public Shareholder may elect to redeem their Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.
Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and the Company does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than 15% of the Public Shares without the Company’s prior written consent.
The Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination (and not seek to sell its shares to the Company in any tender offer the Company undertakes in connection with its initial Business Combination) and (b) not to propose an amendment to the Amended and Restated Memorandum of Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the Company’s initial Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
Concurrently with the execution and delivery of the Business Combination Agreement, certain shareholders of the Company, owning, in the aggregate, 600,000 Class A ordinary shares (each, a “Non-Redeeming Shareholder”), have entered into non-redemption agreements (each, a “Non-Redemption

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Agreement”) with the Company and New PubCo. The Company and the Sponsor are named third-party beneficiaries under the Shareholder Non-Redemption Agreements. In the event that the Business Combination Agreement is not consummated, and the Company does not complete a business combination before March 31, 2023, the Non-Redemption Agreement will no longer apply (as discussed in Shareholder Non-Redemption Agreements).
The Company initially had until July 20, 2022 to consummate a Business Combination. However, pursuant to the Combination Period Extensions mentioned above, the Company now will have until March 31, 2023 to consummate a Business Combination (the “Combination Period”) (see Note 10). However, if the Company has not completed a Business Combination, including the Proposed Business Combination, within the Combination Period, as may be extended from time to time by the Company as a result of a shareholder vote to amend its Amended and Restated Memorandum and Articles of Association (the “Extension Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish the rights of the Public Shareholders as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Public Shareholders and its board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Founder Shares or the Private Placement Warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period or any Extension Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period or any Extension Period. The underwriter has agreed to waive its rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period or any Extension Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
Risks and Uncertainties
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result, various nations, including the United States, have imposed economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and the related sanctions on the world economy, and the specific impacts on the Company’s financial position, results of operations and its ability to identify and complete an initial business combination are not determinable as of the date of these condensed financial statements.
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these condensed financial statements. The condensed financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Liquidity
As of September 30, 2022, the Company had $218,475 in its operating bank accounts, $58,650,422 in cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its ordinary shares (see Note 1 for redemptions made in July 2022 and Note 10 for redemptions made in November 2022) in connection therewith and a working capital deficit of $1,089,624 (which includes a liability for the $700,000 borrowing as described below).
As discussed in Note 5, on June 24, 2022, the Company entered into promissory notes with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $905,000 (the “Working Capital Note”). As of September 30, 2022 and December 31, 2021, there were $700,000 and $0 outstanding under the Working Capital Note, respectively (see note 10).
Going Concern
In connection with the Company’s assessment of going concern considerations in accordance with FASB’s Accounting Standards Codification Subtopic 205-40, “Presentation of Financial Statements — Going Concern,” management has determined that if the Company is unable to raise additional funds to alleviate liquidity needs, obtain approval for another extension of the deadline or complete a Business Combination by March 31, 2023, in accordance with the Additional Extension as approved by the Company’s shareholders in connection with the Extraordinary General Meeting on November 3, 2022, then the Company will cease all operations except for the purpose of liquidating. The Company intends to complete a Business Combination before the mandatory liquidation date or obtain approval for an additional extension, however, it is uncertain whether the Company will be able to do so. If a Business Combination is not consummated by this date and an additional extension not requested by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the liquidity condition and the mandatory liquidation, should a Business Combination not occur and an extension is not requested by the Sponsor, and potential subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after March 31, 2023.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 as filed with the SEC on April 14, 2022. The accompanying condensed balance sheet as of December 31, 2021 has been derived from the Company’s audited financial statements included in the Form 10-K. The interim results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any future periods.
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting periods.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair values of the Private Placement Warrants as of September 30, 2022 and December 31, 2021 and the determination of PIPE derivative liability as of the initial measurement and September 30, 2022. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.
Reclassifications
Since March 31, 2022, legal fees payable upon the successful consummation of a Business Combination were reclassified from a current to a non-current liability as Deferred Legal Fees. Such reclassifications have no effect on the Company’s net income (loss) as previously reported. As of September 30, 2022, there was $4,304,833 outstanding under Deferred Legal Fees.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of September 30, 2022 and December 31, 2021.
Cash or Marketable Securities Held in Trust Account
On June 24, 2022, the Company instructed the trustee managing the Trust Account to hold all funds in the Trust Account in cash until the earlier of the consummation of an initial business combination and liquidation of the Company to mitigate any risk of being viewed as operating an unregistered investment company. On September 27, 2022, money market funds which invest in U.S. Treasury Securities held in Trust Account were sold and proceeds from the sale of these marketable securities including dividends earned were transferred to interest-earning checking account managed by the trustee. Until September 27, 2022, and as of December 31, 2021, all of the assets held in the Trust Account were held in cash and in money market funds which invest in U.S. Treasury securities.
Offering Costs
The Company complies with the requirement of Accounting Standards Codification (“ASC”) 340-10-S99-1. Offering costs consisted of legal, accounting and other expenses incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to warrant liabilities were expensed as incurred in the statements of operations. Offering costs associated with the Class A ordinary shares issued were initially charged to temporary equity and remeasured to ordinary shares subject to redemption upon the completion of the Initial Public Offering.
Warrant Liabilities
The Company accounts for the Public Warrants (as defined in Note 3) and Private Placement Warrants (together, with the Public Warrants, the “Warrants”) in accordance with the guidance contained in ASC 815-40 under which the Warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the Warrants as liabilities at their fair value and adjusts the Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The Warrants for periods where no observable traded price was available are valued using a binomial lattice simulation. For

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
periods subsequent to the detachment of the Public Warrants from the Units, which occurred on September 8, 2020, the Public Warrant quoted market price was used as the fair value as of each relevant date.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the issuance date and is then re-valued at each reporting date, with changes in the fair value reported in the condensed statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the condensed balance sheets as current or non-current based on whether net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
The PIPE derivative liability as a result of the Downside Protection Agreement signed by the Sponsor with PIPE Investors and the Non-Redeeming Shareholders meets the criteria for derivative liability classification. As such, the PIPE derivative liability is recorded at its initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the PIPE derivative liability are recognized as a non-cash gain or loss in the condensed statements of operations. The fair value of the PIPE derivative liability is discussed in Note 9.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, all Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the remeasurement from initial book value to initial redemption amount value. The change in the carrying value of redeemable Class A ordinary shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.
Subsequent to the initial measurement upon the closing of the Initial Public Offering, the Company recognizes changes in the redemption value that result from earnings on cash and marketable securities held in Trust Account that have not been withdrawn to pay taxes. As of September 30, 2022, the holders of 19,472,483 Class A ordinary shares properly exercised their right to redeem their shares and the Company has not incurred any taxes or permitted expenses that could be withdrawn from the Trust Account.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
As of September 30, 2022 and December 31, 2021, the Class A ordinary shares reflected in the condensed balance sheets are reconciled in the following table:
Gross proceeds from Initial Public Offering in July 2020	$253,000,000
Less:
Proceeds allocated to Public Warrants	(8,475,500)
Class A ordinary shares issuance costs	(14,031,031)
Plus:
Initial remeasurement of carrying value to redemption value	22,506,531
Subsequent remeasurement of carrying value to redemption value	12,211
Total remeasurement of carrying value to redemption value	22,518,742
Class A ordinary shares subject to possible redemption, December 31, 2021	253,037,516
Less:
Redemption of Class A ordinary shares on July 14, 2022	(195,081,445)
Add:
Remeasurement of carrying value to redemption value	694,351
Class A ordinary shares subject to possible redemption, September 30, 2022	$58,650,422
During the nine months ended September 30, 2022, the Company increased the carrying value of Class A ordinary shares for earnings on cash or marketable securities held in Trust Account by $694,351. See Notes 1 and 10 for redemptions in connection with the July 14, 2022 and November 3, 2022 vote to approve the Combination Period Extensions.
Income Taxes
The Company accounts for income taxes under ASC Topic 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.
Net (Loss) Income Per Ordinary Share
The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. Net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of ordinary shares outstanding for the period. Remeasurement associated with the redeemable Class A ordinary shares is excluded from (loss) income per ordinary share as the redemption value approximates fair value.
The calculation of diluted (loss) income per ordinary share does not consider the effect of the Warrants issued in connection with the (i) Initial Public Offering, and (ii) the private placement since the exercise of the Warrants is contingent upon the occurrence of future events. The Warrants are exercisable to purchase 19,710,000 Class A ordinary shares in the aggregate. As of September 30, 2022 and 2021, the Company did not have any other dilutive securities or other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted net (loss) income per ordinary share is the same as basic net (loss) income per ordinary share for the periods presented.
The following table reflects the calculation of basic and diluted net (loss) income per ordinary share (in dollars, except share amounts):
	Three Months Ended September 30, 2022		Three Months Ended September 30, 2021		Nine Months Ended September 30, 2022		Nine Months Ended September 30, 2021
	Class A	Class B	Class A	Class B	Class A	Class B	Class A	Class B
Basic and diluted net (loss) income per ordinary share
Numerator:
Allocation of net (loss) income	$(2,338,233)	$(1,677,059)	$3,564,593	$891,148	$1,195,341	$383,075	$6,065,481	$1,511,589
Denominator:
Basic and diluted weighted average shares outstanding	8,790,721	6,305,000	25,300,000	6,325,000	19,736,433	6,305,000	25,300,000	6,305,055
Basic and diluted net (loss) income per ordinary share	$(0.27)	$(0.27)	$0.14	$0.14	$0.06	$0.06	$0.24	$0.24
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature, except for the Warrants and PIPE derivative liability (see Note 9).
Recent Accounting Standards
In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging —

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception and it also simplifies the diluted earnings per share calculation in certain areas. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.
NOTE 3.   INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering on July 20, 2020, the Company sold 25,300,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 3,300,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one Class A ordinary share at an exercise price of $11.50 per whole share (see Note 8).
NOTE 4.   PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 7,060,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant from the Company in a private placement, for an aggregate purchase price of $7,060,000. Each Private Placement Warrant is exercisable for one Class A ordinary share at a price of $11.50 per share, subject to adjustment (see Note 8). Proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period or any Extension Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless.
NOTE 5.   RELATED PARTY TRANSACTIONS
Founder Shares
On April 8, 2020, the Sponsor purchased 5,750,000 of the Company’s Class B ordinary shares (the “Founder Shares”) for an aggregate consideration of $25,000. On June 25, 2020, the Sponsor transferred 20,000 Founder Shares to each of its independent director nominees at their original per-share purchase price. On July 15, 2020, the Company effected a share capitalization resulting in the initial shareholders holding an aggregate of 6,325,000 Founder Shares. However, on December 3, 2020, Fabio Mourão resigned as a director of our board of directors and forfeited 20,000 Founder Shares to the Company for no consideration and, as a result, since then the initial shareholders hold an aggregate of 6,305,000 Founder Shares. All share and per-share amounts have been restated to reflect the share capitalization. The Founder Shares included an aggregate of up to 825,000 shares subject to forfeiture by the Sponsor depending on the extent to which the underwriter’s over-allotment option was exercised, so that the Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise its over-allotment option on July 16, 2020, no Founder Shares are currently subject to forfeiture.
On July 23, 2021, a former director and a newly appointed director entered into a Securities Assignment Agreement (the “Securities Assignment Agreement”). The terms of the Securities Assignment Agreement

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
specified that the former director transfer the 20,000 Founder Shares granted to him on June 25, 2020 to the newly appointed director, which the Company has treated as the cancellation of an existing award and the issuance of a new award.
The transfer of the Founders Shares to the Company’s directors and director nominees is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The Founder Shares were effectively transferred subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founder Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance (i.e., upon consummation of a Business Combination). Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of Founders Shares times the grant date fair value per share (unless subsequently modified).
The Sponsor (including the directors) has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.
Concurrently with the execution and delivery of the Business Combination Agreement, certain shareholders of the Company, owning, in the aggregate, 600,000 Class A ordinary shares (each, a “Non-Redeeming Shareholder”), have entered into non-redemption agreements (each, a “Non-Redemption Agreement”) with the Company and New PubCo. The Company and the Sponsor are named third-party beneficiaries under the Shareholder Non-Redemption Agreements. In the event that the Business Combination Agreement is not consummated, and the Company does not complete a business combination before March 31, 2023, the Non-Redemption Agreement will no longer apply (as discussed in Shareholder Non-Redemption Agreements of Note 1).
Administrative Services Agreement
The Company entered into an agreement whereby, commencing on July 16, 2020, the Company will pay the Sponsor up to $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the three and nine months ended September 30, 2022 and 2021, the Company incurred $30,000 and $90,000 in fees for these services, respectively. At September 30, 2022 and December 31, 2021, $265,000 and $175,000 are included in accounts payable and accrued expenses for these services, respectively.
Related Party Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). Such Working Capital Loans would be evidenced by promissory notes. The notes may be repaid upon completion of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of notes may be converted upon completion of a Business Combination into warrants at a price of $1.00 per warrant. Such warrants would be identical to the Private Placement Warrants. In the event that a Business Combination does not close, the Company

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans.
On June 24, 2022, the Company entered into promissory notes with the Sponsor pursuant to which the Sponsor agreed to loan the Company up to an aggregate principal amount of $905,000 (the “Working Capital Note”). The Working Capital Note is non-interest bearing and payable on the earlier of the date on which the Company consummates a Business Combination or the date that the winding up of the Company is effective. If the Company does not consummate a Business Combination, all amounts loaned to the Company in connection with these loans will be forgiven except to the extent that the Company has funds available to it outside of its Trust Account; however, no proceeds from the Trust Account may be used for such repayment. The Working Capital Note is not convertible. As of September 30, 2022 and December 31, 2021, there were $700,000 and $0 outstanding under the Working Capital Note, respectively (see Note 10).
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration Rights
Pursuant to a registration rights agreement entered into on July 15, 2020, the holders of the Founder Shares, Private Placement Warrants and any warrants that may be issued on conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights requiring the Company to register such securities for resale (in the case of the Founder Shares, only after conversion to the Company’s Class A ordinary shares). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,855,000 in the aggregate. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. Of such deferred fee amount, up to approximately $0.175 per Unit, or up to $4,427,500, may be paid to third parties who did not participate in the Initial Public Offering (but who are members of FINRA or regulated broker-dealers) that assist the Company in consummating a Business Combination. The election to make such payments to third parties will be solely at the discretion of the Company’s management team, and such third parties will be selected by the Company’s management team in its sole and absolute discretion.
On August 19, 2022, the Company and underwriter executed a waiver letter confirming the underwriter’s resignation and waiver of its entitlement to the payment of deferred fee under the terms of the underwriting agreement. As a result, the Company recognized $296,643 of other income and $8,558,357 was recorded to additional paid-in capital in relation to the waiver of the deferred underwriter fee in the accompanying condensed financial statements. As of September 30, 2022 and December 31, 2021, the deferred underwriting fee payable is $0 and $8,855,000, respectively.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Consulting Arrangements
The Company has arrangements with a consultant to provide services to the Company relating to market and industry analyses, assistance with due diligence, and financial modeling and valuation of potential targets. The Company agreed to pay the service provider a fee of 6,600 BRL per month (approximately $1,200 per month). For the nine months ended September 30, 2022, the Company incurred and paid $13,138 of consulting fees. For the nine months ended September 30, 2021, the Company incurred and paid $11,744 of consulting fees.
Restricted Stock Unit Award
In July 2021, pursuant to a Director Restricted Stock Unit Award Agreement, dated July 23, 2021, between the Company and a director, the Company agreed to grant 20,000 restricted stock units (“RSUs”) to a director. The RSUs will vest upon the consummation of such Business Combination and represent 20,000 non-redeemable Class A ordinary shares of the Company that will settle on a date as soon as practicable following vesting but in no event more than 30 days after vesting. Issuance of the shares underlying the RSUs are also subject to the future approval of an equity incentive plan.
The RSUs to be granted by the Company are in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The RSUs to be granted are subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the RSUs is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. As of September 30, 2022 and December 31, 2021, the Company did not have a shareholder approved equity plan and also determined that a Business Combination is not considered probable, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of RSUs times the grant date fair value per share (unless subsequently modified).
Contingent Fee Arrangement
On June 27, 2022, the Company entered into an agreement with a vendor to provide advisory services in connection with a potential Business Combination. The agreement calls for the Company to pay a fee of $2,000,000 upon the closing of a business combination. If the Business Combination is not consummated for any reason, no fee is payable under this agreement.
NOTE 7.   SHAREHOLDERS’ DEFICIT
Preference Shares — The Company is authorized to issue 5,000,000 preference shares with a par value of $0.0001. The Company’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. As of September 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.
Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of September 30, 2022, there were 5,827,517 Class A ordinary shares issued and outstanding net of 19,472,483 Class A ordinary shares redeemed on July 14, 2022, and as of December 31, 2021, there were

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
25,300,000 Class A ordinary shares issued and outstanding, all of which were subject to possible redemption and reported as temporary equity.
Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 6,305,000 Class B ordinary shares issued and outstanding.
Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders except as otherwise required by law.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the first business day following the completion of a Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which Class B ordinary shares will convert into Class A ordinary shares will be adjusted (subject to waiver by holders of a majority of the Class B ordinary shares) so that the number of Class A ordinary shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the ordinary shares issued and outstanding upon completion of the Initial Public Offering plus the number of Class A ordinary shares and equity-linked securities issued or deemed issued in connection with a Business Combination (net of redemptions), excluding any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in a Business Combination: provided that such conversion of Class B ordinary shares will never occur on a less than one-for-one basis, unless agreed to by the holders of these shares.
NOTE 8.   WARRANTS
As of September 30, 2022 and December 31, 2021, there were 12,650,000 Public Warrants outstanding, with each Public Warrant enabling the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the Public Warrants. The Company will use it commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a Public

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per Public Warrant;

•
upon not less than 30 days’ prior written notice of redemption to each warrant holder and

•
if, and only if, the reported last sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00.
Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares, based on the redemption date and the fair market value of the Class A ordinary shares;

•
if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•
if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
The exercise price and number of ordinary shares issuable upon exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of ordinary shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Public Warrants. If the Company is unable to complete a Business Combination within the Combination Period or any Extension Period and the Company liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any of such funds with respect to their Public Warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless.
In addition, if  (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.
As of September 30, 2022 and December 31, 2021, there were 7,060,000 Private Placement Warrants outstanding with each Private Placement Warrant exercisable for one Class A ordinary share at a price of $11.50 per share. The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable, except as described above, so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.
Conversion of warrants as a result of the consummation of the Business Combination.
At the time in which HPX shall be merged with and into New PubCo, each Public Warrant and Private Placement Warrant will be converted into one warrant to purchase one New PubCo Class A ordinary share (a “New PubCo Warrant”) (see Note 1) at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion.
NOTE 9.   FAIR VALUE MEASUREMENTS
The Company follows the guidance in ASC Topic 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
Description	Level	December 31, 2021	Level	September 30, 2022
Assets:
Cash held in interest-earning checking Trust Account	1	$—	1	$58,650,422
Marketable securities held in Trust Account	1	$253,037,516	1	$—
Liabilities:
Warrant Liability – Public Warrants	1	$6,775,340	1	$3,036,000
Warrant Liability – Private Placement Warrants	3	$3,781,336	2	$1,694,400
PIPE derivative liability	3	$—	3	$3,109,245
The Warrants were accounted for as liabilities in accordance with ASC 815-40. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented in the condensed statements of operations.
The Private Placement Warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the ordinary shares. The expected volatility as of the Initial Public Offering date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates was implied from the Company’s own Public Warrant pricing. Beginning on March 31, 2022 and as of September 30, 2022, the Private Placement Warrants are classified as Level 2 due to the use of a quoted price in an active market for a similar liability.
The measurement of the Public Warrants after the detachment of the Public Warrants from the Units on September 8, 2020, is classified as Level 1 due to the use of an observable market quote in an active market. For periods subsequent to the detachment of the Public Warrants from the Units, the close price of the Public Warrant on the New York Stock Exchange was used as the fair value of the Warrants as of each relevant date.
The following table presents the quantitative information regarding Level 3 fair value measurements for the Private Placement Warrants.
December 31, 2021
Exercise price	$11.50
Share price	$9.87
Volatility	12.3%
Term	5.00
Risk-free rate	1.10%
Dividend yield	0.00

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
The following table presents the changes in the fair value of Level 3 warrant liabilities as of September 30, 2022 and December 31, 2021:
Private Placement
Fair value as of December 31, 2021	$3,781,336
Change in fair value	(2,498,534)
Transfer to Level 2	(1,282,802)
Fair value as of September 30, 2022	$—
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. There were no transfers in or out of Level 3 for the year ended December 31, 2021. Transfers from Level 3 to Level 2 amounted to $1,282,802 for the nine months ended September 30, 2022. There were no transfers in or out of Level 2 for the three months ended September 30, 2022.
The PIPE derivative liability was accounted for as a liability in accordance with ASC 815-40, measured at fair value at initial measurement date and on a recurring basis, with changes in fair value presented in the condensed statements of operations.
The Downside Protection Shares were initially and as of September 30, 2022, valued using a Monte Carlo model which is considered to be a Level 3 fair value measurement. The primary unobservable input utilized in determining the fair value of the PIPE derivative liability is the expected volatility of the Company’s ordinary shares. The expected volatility of the Company’s ordinary shares was determined based on the Cboe Volatility Index (“VIX”).
The key inputs into the Monte Carlo model for the PIPE derivative liability were as follows:
Input	July 5, 2022 (Initial Measurement)	September 30, 2022
Initial share price	$9.98	$9.92
Price CPI adjusted at measurement date	$10.80	$10.66
Days to expire (number of business days)	630	630
Fraction of a year (years)	2.5	2.5
Risk-free rate	2.80%	4.30%
Dividend yield	0.00%	0.00%
Historical volatility	58.49%	55.63%
Accumulated expected inflation	8.20%	7.50%
Block trade fee	1.00%	1.00%
Illiquidity discount	2.20%	2.20%
The below table presents the changes in the fair value of PIPE derivative liability
PIPE Derivative Liability
Initial measurement on July 5, 2022	$3,198,267
Change in valuation inputs or other assumptions	(89,022)
Fair value as of September 30, 2022	$3,109,245

HPX CORP.
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2022
(Unaudited)
NOTE 10.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed financial statements were issued. Other than outlined below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.
Combination Period Extension
On November 3, 2022, in connection with the Extraordinary General Meeting, the Company’s shareholders approved an additional extension of the Combination Period (as defined in Note 1) from November 20, 2022 to March 31, 2023 (the “Additional Extension”).
For further information, please see the Company’s current report on Form 8-K as filed with the SEC on July 14, 2022, the Company’s current report on Form 8-K as filed with the SEC on November 4, 2022, and Note 1 of these notes to the condensed financial statements included in this Quarterly Report.
Redemption of Class A Ordinary Shares
On November 3, 2022, in connection with the vote to approve the Additional Extension, the holders of 3,650,973 Class A ordinary shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.064 per share, for an aggregate redemption amount of $36.7 million, which included approximately $0.2 million of Trust Account earnings, leaving approximately $21.9 million in the Trust Account. As of September 30, 2022, the redemption amount is not required to be classified as a liability as the event occurred subsequent to that date.
For further information, please see the Company’s current report on Form 8-K as filed with the SEC on July 14, 2022, the Company’s current report on Form 8-K as filed with the SEC on November 4, 2022, and Note 1 of these notes to the condensed financial statements included in this Quarterly Report.
Transfer of Listing to the NYSE American LLC
On October 24, 2022, the Company issued a press release and filed a current report on Form 8-K announcing the voluntary transfer of its securities from NYSE to NYSE American LLC. On October 27, 2022, the transfer of the securities became effective.
Additional Loan Under the Terms of the Working Capital Note
On November 30, 2022, under the terms of the Working Capital Note, the Sponsor loaned to the Company an additional aggregate of $205,000 for working capital purposes, bringing the total aggregate principal amount loaned under the terms of the Working Capital Note to $905,000.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the
Shareholders and Board of Directors of
Emergência Participações S.A.
São Paulo — SP
Opinion on the Combined financial statements
We have audited the accompanying combined statements financial position of Emergência Participações S.A. (the “Group”), as of December 31, 2021, 2020 and January 1, 2020, the related combined statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021 and 2020 and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021, 2020 and January 1, 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021 and 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion on the combined financial statements
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis
Presentation of the combined financial statements
The Group’s Management decided to combine the balances and transactions of the companies Emergência Participações S.A.; Ambipar Howells Consultancy Limited; Ambipar Response Limited; Ambipar Response S.A.; Ambipar Insurance Corretora de Seguros Ltda.; Ambipar Response Insurence — Atendimento a Seguros Ltda.; Atmo Hazmat Ltda.; Suatrans Chile S.A.; Suatrans Peru SAC; Suatrans Training S.A.; SIS — Servicios Industriales Especializados S.A.; Horvefel S.A.; SABI Tech S.A.S; Ambipar Holding USA, Inc.; Allied International Emergency LLC; One Stop Environmental, LLC; Intracoastal Invironmental, LLC; Custom Environmental Services, Inc.; Ambipar Holdings UK Limited; Ambipar Holding Canadá, Inc.; JM Serviços Integrados Ltda.; JM Serviços e Locações Ltda.; Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda.; Desentupidora Belo Ltda.; Ambipar Response Gás Ltda.; Enviroclear Site Service Limited; Orion Environmental Services Ltd.; Inversiones Disal Emergencias S.A.; EMS Environmental, Inc; Ambipar Atendimento Médico Hospitalar Ltda.; Fênix Emergências Ambientais Ltda.; APW Ambiental e Transporte Ltda.; Ambipar Response ES S.A.; Ambipar Response Control Environmental Consulting S.A.; Ambipar Response Orbitgeo Ltda.; Ambipar Response OGTEC Facilities Ltda.; Ambipar Response Wastewater Control Ltda.; Ambipar Response Geoweb Ltda.; Ambipar Response Geociências Ltda.; Swat Consulting Inc.; Professional Emergency Resource Services; Emerge Hydrovac Inc.; Lynx Creek Industrial & Hydrovac Ltd.; Ambipar Holding Ireland Limited; e Lehane Environmental & Industrial Services Ltd. (described in note 1.2 to the combined financial statements) with the objective of demonstrating the set of assets, liabilities, equity, income and expenses of the Group. The process of combining the balance sheet and income accounts and other information in the combined financial statements corresponds to the agglutination of the balances of the assets and liabilities and income and expenses, according to their nature, with the subsequent elimination of transactions between the combined companies, with the purpose of presenting a combined set of financial statements under a single controlling company, if applicable.
/s/ BDO RCS Auditores Independentes S.S.

BDO RCS Auditores Independentes S.S.
We have served as the Group’s auditor since 2020.
Campinas, Brazil
August 31, 2022, except for Note 1.2, Note 1.3, Note 3.1.15, Note 7, Note 9 and Note 23 as to which the date is December 12, 2022.

RESPONSE GROUP
Combined Statement of financial position
As of December 31, 2021 and 2020, and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Note	December 31, 2021	December 31, 2020	January 1, 2020
Assets
Current assets
Cash and cash equivalents	4	118,918	61,754	12,266
Trade and other receivables	5	234,288	113,353	54,277
Current tax assets	6	4,895	2,350	1,907
Other tax assets	6	13,308	8,491	12,682
Prepaid expenses		1,484	513	—
Advances to suppliers		47,283	17,996	1,795
Inventories		8,781	5,174	1,437
Other accounts equivalents	4	24,454	24,133	9,584
Current assets		453,411	233,764	93,948
Non-current assets
Related parties loans	15	34,726	28,318	18,857
Deferred taxes	21	8,987	5,793	4,946
Judicial deposits	14	147	407	711
Other accounts receivable		6,811	5,071	349
Property, plant and equipment	8	331,621	102,781	49,724
Goodwill	8	584,893	221,466	41,244
Intangible assets	9	10,485	3,141	2,638
Total Non-current assets		977,670	366,977	118,469
Total assets		1,431,081	600,741	212,417
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Combined Statement of financial position
As of December 31, 2021 and 2020, and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Note	December 31, 2021	December 31, 2020	January 1, 2020
Liabilities
Current liabilities
Loans and Financing	10	60,755	15,216	14,287
Trade and other payables	11	39,573	20,174	6,479
Labor Obligation		21,552	14,359	6,604
Dividends payable	15.1	31,469	—	—
Current income tax payable	12	6,872	1,637	1,894
Other tax payable	12	17,678	11,418	7,121
Obligations from acquisition of investment	7	128,130	28,167	—
Lease liabilities	13	9,635	3,134	2,320
Other bills to pay		30,480	8,833	6,210
Current liabilities		346,144	102,938	44,915
Non-current liabilities
Loans and Financing	10	94,549	58,475	19,332
Other tax expenses	12	4,065	—	7,446
Related parties loans	15	482,161	54,213	64,182
Deferred income tax and social contribution	21	33,404	12,923	6,491
Obligations from acquisition of investment	7	101,278	29,267	—
Provision for contingencies	14	181	546	1,020
Lease liabilities	13	22,032	5,807	1,935
Other bills to pay		9,349	9,378	1,977
Non-current liabilities		747,019	170,609	102,383
Total liabilities		1,093,163	273,547	147,298
Shareholders’ equity
Capital		261,920	36,899	36,899
Advance for future capital increase		—	176,000	—
Profit reserves		176,148	76,430	14,731
Capital transactions		(116,486)	(3,458)	(3,458)
Equity valuation adjustment		984	984	984
Accumulated translation adjustment		3,428	16,818	2,086
Equity attributable to	16	325,994	303,673	51,242
Non-controlling	16	11,924	23,521	13,877
Total equity		337,918	327,194	65,119
Total shareholders’ equity and liabilities		1,431,081	600,741	212,417
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Combined Statement of income
For the year ended December 31, 2021, and December 31, 2020
(In thousands of Reais, except earnings per share)
	Note	2021	2020
Net Revenue	18	822,203	364,284
Cost of services rendered	19	(618,691)	(256,147)
Gross profit		203,512	108,137
Selling, general and administrative expenses	19	(26,837)	(18,956)
Other income, net expenses	19	1.355	705
Operating expenses		(25,482)	(18,251)
Operating profit		178,030	89,886
Finance costs	20	(12,804)	(14,483)
Finance income	20	10,776	7,405
Net finance costs		(2,028)	(7,078)
Profit before tax		176,002	82,808
Income tax and social contribution	21	(37,860)	(16,754)
Profit for the year		138,142	66,054
Profit Attributable to:
Owners of the group		131,117	61,699
Non-controlling interests		7,025	4,355
Number of shares at year end		48,615,599	36,898,917
Earnings per share (basic and diluted) at the end of the year – in R$		2,84	1,79
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Combined statements of comprehensive income
For the year ended December 31, 2021, and December 31, 2020
(In thousands of Reais, except earnings per share)
	2021	2020
Profit for the year	138,142	66,054
Items that are or may be reclassified subsequently to profit or loss:
Exchange rate change on goodwill on investee abroad	(9,042)	1,632
Accumulated translation adjustment	20,731	13,100
Other comprehensive income for the period, net of tax	11,689	14,732
Total comprehensive income, net of taxes	149,831	80,786
Attributable to:
Owners of the group	131,117	61,699
Non-controlling interest	18,714	19,087
	149,831	80,786
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Combined statements of changes in shareholders’ equity
(In thousands of Reais, except earnings per share)
		Attributable to owners of the Group
	Note	Capital	Advances for future capital increase	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non controlling interests	Total
Balances at January 1, 2020		36,899	—	(3,458)	5,024	9,707	984	2,086	—	51,242	13,877	65,119
Advance for future capital increase	16,2	—	176,000	—	—	—	—	—	—	176,000	—	176,000
Interest of non-controlling shareholders		—	—	—	—	—	—	—	—	—	5,289	5,289
Other comprehensive income		—	—	—	—	—	—	14,732	—	14,732	—	14,732
Net income for the year		—	—	—	—	—	—	—	61,699	61,699	4,355	66,054
Distribution of profit
Legal reserve	16,3	—	—	—	2,356	—	—	—	(2,356)	—	—	—
Unrealized profit reserve	16,3	—	—	—	—	59,343	—	—	(59,343)	—	—	—
December 31, 2020		36,899	176,000	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194
Capital increase with transfer of investment	16,1	49,021	—	—	—	—	—	(25,016)	—	24,005	—	24,005
Advance for future capital increase	16,1	176,000	(176,000))	—	—	—	—	—	—	—	—	—
Transactions with shareholders	16,6	—	—	(113,028)	—	—	—	—	—	(113,028)	—	(113,028)
Early distribution of reserve		—	—	—	—	(307)	—	—	—	(307)	—	(307)
Interest of non-controlling shareholders		—	—	—	—	—	—	—	—	—	(18,622)	(18,622)
Other comprehensive income		—	—	—	—	63	—	11,626	—	11,689	—	11,689
Net income for the year		—	—	—	—	—	—	—	131,117	131,117	7,025	138,142
Distribution of profit
Legal reserve	16,3	—	—	—	6,559	—	—	—	(6,559)	—	—	—
Minimum compulsory dividends	16,3	—	—	—	—	—	—	—	31,155)	(31,155)	—	(31,155)
Unrealized profit reserve	16,3	—	—	—	—	93,403	—	—	(93,403)	—	—	—
As of December 31, 2021		261,920	—	(116,486)	13,939	162,209	984	3,428	—	325,994	11,924	337,918
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Combined statements of cash flows — Indirect method
For the years ended December 31, 2021, December 31, 2020, and January 1, 2020
(In thousands of Reais)
	Combined
	2021	2020
Cash flows from operating activities
Profit for the year	138,142	66,054
Adjustments for non-cash items
Depreciation and amortization	60,163	22,519
Expected credit losses	(340)	39
Residual value of written-off property, plant and equipment and intangible assets	(6,355)	3,969
Provision for contingencies	(365)	(474)
Income tax and social contribution – Deferred	14,087	5,480
Interest on loans and financing and exchange-rate change	2,919	2,846
Changes in assets and liabilities:
Accounts receivable	(79,118)	(32,243)
Recoverable taxes	(6,102)	5,317
Prepaid expenses	1,778	19
Advances to suppliers	(29,287)	(16,201)
Inventories	(3,607)	(3,737)
Other accounts receivable	24,850	(13,192)
Suppliers	(21,740)	(7,340)
Salaries and social security charges	(1,485)	6,953
Taxes payable	(2,900)	(1,595)
Other accounts payable	(17,565)	(350)
Cash generated from operating activities	73,075	38,064
Interest paid on loans and financing	(5,985)	(2,722)
Interest paid on leases	(573)	(183)
Income tax and social contribution	(2,193)	(2,656)
Net Cash generated from operating activities	64,324	32,503
Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(286,134)	(76,023)
Payment of obligations from acquisition of investments	(38,493)	(19,638)
Acquisition of property, plant and equipment and intangible assets	(123,794)	(22,001)
Net cash used in investing activities	(448,420)	(117,662)
Cash flow from financing activities
Profit distribution – prior periods	(63)	—
Related parties	441,662	113,965
Lease payments – Principal	(6,819)	(3,955)
Proceeds from loans and financing	50,620	22,415
Payments of loans and financing – Principal	(52,152)	(23,547)
Net cash generated from financing activities	433,248	108,878
Increase in cash and cash equivalents	49,152	23,719
Exchange rate change in cash and cash equivalents	8,012	25,769
Cash and cash equivalents at the beginning of the year	61,754	12,266
Cash and cash equivalents at the end of the year	118,918	61,754
Increase in cash and cash equivalents	49,152	23,719
The accompanying notes are an integral part of the audited combined financial statements.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
1. General information
Response Group (“Group”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group” or “Company”) in the Emergency Response segment, it has in its DNA the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Response Group is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. Also offer the environmental services how industrial clean specialized.
The Response Group is also a specialist in Crisis Management and attendance to environmental, chemical and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, using the latest technological available equipment and techniques that follow strict security protocols, Response Group delivers excellence and safety to clients. The Response Group has more than 300 bases around the world, with over 150,000 trained collaborators and responds to emergencies 24 hours a day, 365 days a year.
On July 13, 2020, Ambipar Group, the controlling shareholder of Response Group, went public in Brazil. It was the first environmental management company to join B3, the Brazilian stock exchange, starting to trade its shares in the Novo Mercado corporate governance segment with stock ticker code AMBP3.
1.1. Activity in the Response segment
The principal business activities of the Response Group comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
As of December 31, 2021, December 31, 2020, and January 1, 2020, the Response Group’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.
1.2. Organization and Plan of Business Operation
a) Transfer of Ambipar Response Limited and Ambipar Howells Consultancy Limited to Emergência Participações S.A.
As per decided at the general meeting of the extraordinary reorganization on October 2021, following the plan of business operation for companies under common control, the entities Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited, both previously directly controlled by the Ambipar Group, became the wholly subsidiaries of Emergência Participações S.A. that provides the same activities as the original companies.
b) Incorporation of Ambipar Holding USA, Ambipar Holdings UK Limited, Ambipar Holding Canada e Ambipar Holding Ireland
In 2020 and 2021, the Response Group set up four holding companies, Ambipar Holding USA, Inc (“Ambipar USA”) Ambipar Holding Canada, Inc (“Ambipar Canada”), Ambipar Holdings UK Limited (“Ambipar UK”) and Ambipar Holding Ireland Limited (“Ambipar Ireland”) in order to acquire business in those locations, following the Response group’s plan of business operation.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
c) Acquisition of Inversiones Disal Emergencia
On June 28, 2021, the Group acquired 100% of the shares of Inversiones Disal Emergencia (“acquired”). As a result, the company Inversiones Disal Emergencia (“Acquired”) became a subsidiary of Emergência Participações S.A. with the same activities as the original company (See in Note 1.3).
List of subsidiaries
The combined financial statements include the individual statements of the entities of the Response Group, listed below:
			Ownership held by Group		Ownership held by NCI
Company	Place of Business/ Country of Incorporation	Controller	2021	2020	2021	2020	Consolidation method
			%	%	%	%
Emergência Participações S.A.	Brazil	Ambipar Participações	100,00	100,00	—	—	Full
Ambipar Howells Consultancy Limited	United Kingdom	Emergência Participações	100,00	—	—	100,00	Full
		Ambipar Participações	—	100,00	100,00	—	Full
Ambipar Response Limited	United Kingdom	Emergência Participações	100,00	—	—	100,00	Full
		Ambipar Participações	—	100,00	100,00	—	Full
Ambipar Response S.A.	Brazil	Emergência Participações	100,00	100,00	—	—	Full
Ambipar Insurance Corretora de Seguros Ltda	Brazil	Emergência Participações	100,00	100,00	—	—	Full
Ambipar Response Insurence – Atendimento a Seguros Ltda	Brazil	Emergência Participações	100,00	100,00	—	—	Full
Atmo Hazmat Ltda	Brazil	Emergência Participações	100,00	100,00	—	—	Full
Suatrans Chile S.A.	Chile	Emergência Participações	100,00	50,00	—	50,00	Full
Suatrans Peru SAC	Peru	Suatrans Chile	99,78	49,89	0,22	50,11	Full
Suatrans Training S.A.	Chile	Suatrans Chile	99,99	50,00	0,01	50,00	Full
SIS – Servicios Industriales Especializados S.A.	Chile	Suatrans Chile	99,99	49,95	0,01	50,05	Full
Horvefel S.A.	Uruguai	Suatrans Chile	100,00	50,00	—	50,00	Full
SABI Tech S.A.S	Colombia	Suatrans Chile	100,00	—	—	—	Full
Ambipar Holding USA, INC	United States of America	Emergência Participações	100,00	100,00	—	—	Full
Allied International Emergency LLC.	United States of America	Ambipar Holding USA	100,00	100,00	—	—	Full
One Stop Environmental, LLC	United States of America	Ambipar Holding USA	100,00	100,00	—	—	Full
Intracoastal Invironmental, LLC	United States of America	Ambipar Holding USA	100,00	100,00	—	—	Full
Custom Environmental Services, INC	United States of America	Ambipar Holding USA	100,00	100,00	—	—	Full
Ambipar Holdings UK Limited	United Kingdom	Emergência Participações	100,00	100,00	—	—	Full
Ambipar Holding Canadá, INC	Canadá	Emergência Participações	100,00	100,00	—	—	Full
JM Serviços Integrados Ltda	Brazil	Emergência Participações	70,00	—	30,00	—	Full
JM Serviços e Locações Ltda	Brazil	Emergência Participações	70,00	—	30,00	—	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	Brazil	Emergência Participações	70,00	—	30,00	—	Full
Desentupidora Belo Ltda	Brazil	Emergência Participações	70,00	—	30,00	—	Full
Ambipar Response Gás Ltda.	Brazil	Emergência Participações	100,00	—	—	—	Full
Enviroclear Site Service Limited	United Kingdom	Ambipar Holding UK	100,00	—	—	—	Full
Orion Environmental Services Ltd.	Canadá	Ambipar Holding Canadá	100,00	—	—	—	Full
Inversiones Disal Emergencias S.A.	Chile	Emergência Participações	100,00	—	—	—	Full
EMS Environmental, Inc	United States of America	Ambipar Holding USA	100,00	—	—	—	Full

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
			Ownership held by Group		Ownership held by NCI
Company	Place of Business/ Country of Incorporation	Controller	2021	2020	2021	2020	Consolidation method
			%	%	%	%
Ambipar Atendimento Médico Hospitalar Ltda.	Brazil	Emergência Participações	100,00	—	—	—	Full
Fênix Emergências Ambientais Ltda.	Brazil	Emergência Participações	100,00	—	—	—	Full
APW Ambiental e Transporte Ltda.	Brazil	Emergência Participações	100,00	—	—	—	Full
Ambipar Response ES S.A.	Brazil	Emergência Participações	70,00	—	30,00	—	Full
Ambipar Response Control Environmental Consulting S.A.	Brazil	Ambipar Response ES	70,00	—	30,00	—	Full
Ambipar Response Orbitgeo Ltda.	Brazil	Ambipar Response ES	70,00	—	30,00	—	Full
Ambipar Response OGTEC Facilities Ltda.	Brazil	Ambipar Response ES	70,00	—	30,00	—	Full
Ambipar Response Wastewater Control Ltda.	Brazil	Ambipar Response ES	70,00	—	30,00	—	Full
Ambipar Response Geoweb Ltda.	Brazil	Ambipar Response ES	70,00	—	30,00	—	Full
Ambipar Response Geociências Ltda. (*)	Brazil	Ambipar Response ES	38,50	—	61,50	—	Full
Swat Consulting Inc.	United States of America	Ambipar Holding USA	100,00	—	—	—	Full
Professional Emergency Resource Services	United States of America	Ambipar Holding USA	100,00	—	—	—	Full
Emerge Hydrovac Inc.	Canadá	Ambipar Holding Canadá	100,00	—	—	—	Full
Lynx Creek Industrial & Hydrovac Ltd.	Canadá	Ambipar Holding Canadá	100,00	—	—	—	Full
Ambipar Holding Ireland Limited	Ireland	Ambipar Holding UK	100,00	—	—	—	Full
Lehane Environmental & Industrial Services Ltd	Ireland	Ambipar Holding Ireland	100,00	—	—	—	Full

(*)
The subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.

1.3. Objective of preparing these financial statements
The objective of preparing these historical combined financial statements is to represent the following reorganization events:
a)
The combination of Emergência Participações S.A., Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited´s financial position and performance for 2020, entities under common control of Ambipar Group; and

b)
The transfer of assets and liabilites of Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited from Ambipar Group to Emergência Participações S.A. in October 2021. From this date Emergência Participações S.A. became the parent company of Response Group.

As a result of the reorganization events above, these combined financial statements have been presented for all periods as if Emergência Participações S.A. was the parent company of the Response Group.
These transactions are being accounted for on the predecessor values basis as common control transactions, based on the predecessor values recognized by the Ambipar Group in its consolidated financial statements from the dates that it obtained control of each entity.
In addition, these Combined Financial Statements present all intra-Group balances, transactions, income and expenses eliminated as if they were consolidated. The results of subsidiaries undertaking

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
acquired or disposed of during the period are included or excluded from the combined income statement from the effective date of acquisition or disposal.
1.4. Authorization to issue these combined financial statements
The issue of these combined financial statements was authorized by the Management on August 31, 2022 except for Note 1.2 related to Organization and Plan of Business Operation, Note 1.3 related to Objective of preparing these financial statements, Note 3.1.15 related to non-controlling interests, Note 7 related to business combination, Note 9 related to intangible assets and Note 23 related to subsequent events which were approved on December 12, 2022.
2. Description of significant accounting policies
2.1.
Basis of presentations

The combined financial statements for the fiscal years ended on December 31, 2021, December 31, 2020 and January 1, 2020 have been prepared and are presented in accordance with the International Financial Reporting Standards — IFRS, as issued by International Accounting Standard Board (IASB), with the application of IFRS 1 First-time Adoption of IFRS. An explanation of how the transition to IFRS has affected the reported financial position, financial performance, and cash flows of the Group is provided in Note 3.1. The combined financial statements are identified as “Combined”.
The combined financial statements are expressed in thousands of Reais (“R$”), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.
The preparation of combined financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Response Group’s Management states and confirms that all relevant information in the financial statements is being evidenced and corresponds to the one used by Management in the administration.
The combined financial statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Response Group’s businesses included in these combined financial statements are not generated as a single legal entity. These combined financial statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Response Group had operated in a single legal entity during the years, or indicative of future results.
The combined financial statements have been prepared on a going concern basis, which assumes that the Response Group will be able to discharge its liabilities.
2.2. First-time adoption of IFRS
International Financial Reporting Standards (“IFRS”) were adopted for the first time in the Group’s combined financial statements as of January 1, 2020 (date of the transition to IFRS).
IFRS 1 “First time adoption of IFRS” requires an entity that is adopting IFRS for the first time to prepare a complete set of the financial statements covering its first IFRS reporting period. IFRS 1 also demands the entity to use the same accounting practices to the preceding year and throughout all periods presented in its first IFRS in the combined financial statements (that is, January 1, 2020).

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Before the first-time adoption of IFRS, the Group’s financial statements for the year ended December 31, 2019 were originally prepared and presented in accordance with the accounting practices adopted in Brazil (“BRGAAP”), based on the provisions included in Brazilian Corporate Law, pronouncements, interpretation, and guidelines issued by the Committee of Accounting Pronouncements (CPC), standards issued by the Brazilian Securities and Exchange Commission (CVM) to comply with internal reporting requirements in Brazil. In preparing these set of financial statements for the year ended December 31, 2019, the Company did not identify any adjustments to the accounting, valuation, and presentation methods, applied under BRGAAP, to comply with the IFRS, including the adoption of IFRS 16.
Optional exemptions applied by the Group
IFRS 1 provides voluntary exemptions from the general requirement for retrospective application of IFRS.
The Group has applied for the following exemptions:
•
Business Combination — the Group has elected not to apply IFRS 3 Business Combinations (IFRS 3) retrospectively to business combinations that occurred before the date of transition, See note 8 for an explanation of the effect of the exemption.

•
Financial instrument — The Group has elected to use fair value as deemed cost at the date of transition for some items of property, plant and equipment (see note 3.4.4);

•
Foreign operations — The Group has deemed the cumulative translation differences for foreign operations at the date of transition to be zero. Adjustments to give effect to this are recorded against opening equity. After the date of transition, translation differences arising on translation of foreign operations are recognized in other comprehensive income and included in a separate translation reserve within equity (see note 3.4 Currency translation);

•
Leases — The Group elected to assess whether a contract existing at the date of transition to IFRS contains a lease by applying paragraphs 9-11 of IFRS 16 to those contracts based on facts and circumstances existing at that date.

•
Revenue from contracts with customers (IFRS 15) — The Group will assess only on-going contracts as of January 1, 2019 and will not restate contracts with customers that were completed before the earliest period presented.

Mandatory exceptions
IFRS 1 allows first-time adopters certain exceptions from the retrospective application of certain requirements under IFRS. The Group has applied the following exceptions:
•
Estimates — The estimates on January 1, 2020, are consistent with those made for the same dates in accordance with previous GAAP;

•
Classification and measurement of financial instruments — The group has elected to apply this exemption though no implementation impact is expected from this exemption as the Group does not have complex financial instruments;

•
Impairment of Financial Instruments — The Group will apply the exemption related to Impairment of Financial Instruments i.e. loss allowance shall be recognized at amount equal to lifetime expected credit losses at each reporting date until that financial assets is unrecognized.

Effects of IFRS adoption
The estimate of effect derived from transition to IFRS from Previous GAAP is conducted as at the date of transition on January 1, 2020, and at the end of the latest period presented in these combined financial statements on December 31, 2021.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
There are no differences between these combined financial statements and Previous GAAP since IFRS issued by the IASB and IFRS as endorsed by CPC are substantially converged.
2.3. New or reviewed pronouncements applied for the first time in 2021, 2020 and on January 1, 2020, when applicable
A number of new standards are effective for annual periods beginning after 1st January 2020 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
a) Definition of business (amendments to IFRS 3 — Business Combination)
Amendments to IFRS 3 are mandatory for periods started as of January 1, 2020. The Response Group must apply the revised definition of a business to acquisitions that took place on or after January 1, 2020, to determine whether they should be recognized in accordance with IFRS 3. Reassessing acquisitions that took place before the effective date of said revision is prohibited, See Note 7 for disclosures regarding the Response Group’s business combination that took place on and after January 1, 2020.
b) IFRIC 23 — Uncertain Tax Treatments
The first-time adoption of IFRIC 23 on January 1, 2020. This interpretation explains how to apply the requirements of recognition and measurement of IAS 12, when there is uncertainty over the treatments of income taxes. Under such circumstance, the Entity must recognize and measure its current or deferred tax assets or liabilities, applying the requirements of IAS 12 based on taxable income (tax loss), tax bases, unused tax losses, unused tax credits, and certain tax rates, applying this Interpretation.
In assessing whether and how the uncertain tax treatment affects the determination of taxable income (tax loss), tax basis, unused tax losses, unused tax credits, and tax rates, the Company must assume that the tax authority will examine the amounts it is entitled to examine and has full knowledge of all related information when conducting these examinations and has concluded that there are no significant impacts.
c) IFRS 9/IAS 39 and IFRS 7 Amendments, Interest rate benchmark reform
The IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 — Financial Instruments: Disclosures related to the first phase of interest rate benchmark reform. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Entity has assessed the impact of the amendments and concluded that they had no impact on the Annual Financial Statements.
d) IAS 1 and IAS 8 Amendments, Definition of material
The IASB issued amendments to IAS 1 — Presentation of financial statements and IAS 8 — Accounting policies, changes in accounting estimates and errors to revise the definition of material. The amendments are effective for annual reporting periods beginning on or after January 1, 2020. The Entity has assessed the impact of the amendments and concluded that they had no impact on the Annual Financial Statements.
2.4. New standards, reviews, and interpretations not effective yet on December 31, 2021
Although early application is permitted for new standards effective for annual periods beginning after December 31, 2021, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
a) Onerous Contracts — Cost of Fulfilling a Contract (amendments to IAS 37)
They apply to annual periods beginning on or after January 01, 2022 for existing contracts, on the date such changes are adopted for the first time. The change specifically determines which costs should be

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
considered when calculating the cost of fulfilling a contract. The Response Group does not expect significant impacts upon the adoption of this standard.
b) Other standards
The impact that these standards will have on Group’s financials when they shall be adopted in future, The Response Group will continue to evaluate the impact of the amendments:
•
Amendment to standard IAS 16 — Property, plant and equipment — Classification of income (loss) generated before property, plant and equipment reaches the expected conditions of use. It clarifies aspects to be considered for the classification of items produced before the property, plant and equipment item is in the projected conditions of use. This amendment to the standard is effective for years beginning on or after January 1, 2022.

•
Annual improvements in Standards IFRS 2018-2020, effective for annual periods started on or after January 1, 2022. Implements changes to IFRS 1 standards, addressing aspects of first-time adoption in a subsidiary; IFRS 9, addressing the 10% test criterion for the reversal of financial liabilities; IFRS 16, addressing illustrative examples of leases and IAS 41, covering aspects of fair value measurement. These amendments to the standard are effective for years beginning on or after January 1, 2022.

•
Amendment to IFRS 3 — includes conceptual alignments of this standard with the conceptual framework of IFRS, Amendments to IFRS 3 are effective for periods started on or after January 1, 2022.

•
Amendment to IFRS 17 — includes clarification of aspects related to insurance contracts. Amendment to IFRS 17 effective for periods started as of or after January 1, 2023.

•
Amendment to IAS 1 standard — Classification of Liabilities as Current or Non-current. This change clarifies aspects to be considered for the classification of liabilities as current and non-current. Amendment to IAS 1 for periods started as of or after January 1, 2023; and

•
Amendment to IFRS 4 — Extension of temporary exemptions from the adoption of IFRS 9 for insurers. Clarifies aspects related to insurance contracts and the temporary exemption from the application of IFRS 9 for insurers. Amendment to IFRS 4 effective for periods started as of or after January 1, 2023.

Other pronouncements and interpretations
There are no other standards, amendments in standards and interpretation that are not in force that the Response Group expects to have a material impact in its combined financial statements arising from its application.
Although early application is permitted, the Response Group has not early adopted or amended standards in preparing these Combined Financial Statement.
2.5. Impacts on the Group and measures taken — COVID-19
Since the beginning of the pandemic, Response Group have implemented a Contingency Committee, which is working on several fronts and meets periodically to make the necessary decisions, mainly aiming to take care of the health of all their employees. Some of the actions taken are listed below: installation of the decontamination tunnel at the entrance to the Group’s facilities; environment disinfection carried out periodically; home office adoption for part of the employees, including those considered to be at risk; and availability of a Virtual Doctor. The decisions taken are constantly reassessed, according to the development of the facts, determinations, and guidelines of the competent authorities.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The Group’s Management believes that the profile of the services provided by their business units has shown to be in line with the current situation, as a substantial part of the net revenue is based on long-term contracts with high predictability of net revenue and considered essential for their clients and society. In addition, Response Group now offer disinfection services for commercial, industrial, and administrative environments, which demonstrates the Group’s capacity for innovation to capture opportunities, even in adverse times.
If the duration of the pandemic contagion curve resulting from COVID-19 extends over time, it could cause a natural slowdown in the economies of the countries in which they operate, but they can assure that the Group has a robust and sufficient capital structure to face an even more adverse scenario.
They emphasize that the Group’s Management also periodically reviews its cost structure, maintaining a robust growth plan with investments to complement their service portfolio and global operations, combining capillarity and quality in the services provided.
3. Basis of measurement
3.1.1. Currency translation
(a) Functional and presentation currency
Items included in Response Group’s combined financial statements are measured using the currency of the primary economic environment in which companies operate (“the functional currency”). The combined financial statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.
(b) Foreign currency
Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.
(c) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.
When a foreign operation in disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
3.1.2. Use of accounting estimates and judgment
The preparation of combined financial statements in accordance with IFRS issued by IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the combined financial statements is presented in the following notes:
Impairment of non-financial assets
As stated in note 3.4.7, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises of three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.
Revenue recognition
The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Group evaluates each contract individually, it’s critical terms and business relationship with its customer and any associated third party.
Lease term
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, It considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.4.6 and 3.4.8, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Business Combination Accounting
We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
Income taxes
The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.
Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the combined statements of operations and comprehensive income (loss) and may result in cash payments or receipts.
All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.
3.1.3. Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.
3.1.4. Financial instruments
3.1.4.1. Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Response Group establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.
Classification
In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).
A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.
A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.
In addition, upon initial recognition, the Response Group may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets — Business model assessment
The Response Group assesses the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•
how the performance of the portfolio is evaluated and reported to the Response Group’s management;

•
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•
how managers of the business are compensated — e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Response Group’s continuing recognition of the assets.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.
Financial assets — Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Response Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Response Group considers:
•
contingent events that would change the amount or timing of cash flows.

•
terms that may adjust the contractual coupon rate, including variable-rate features.

•
prepayment and extension feature; and

•
terms that limit the Response Group’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets — Subsequent measurement and gains and losses
Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment, Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Trade accounts receivable
Trade accounts receivable correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Group’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Group’s normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, In practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
Recognition and derecognition
The financial instrument is recognized in the financial statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as an asset.
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts due according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
a) Recognition
The Response Group recognizes loss allowances for ECLs on:
•
financial assets measured at amortized cost.

•
debt investments measured at FVOCI; and

•
contract assets.

The Response Group also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Response Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•
debt securities that are determined to have low credit risk at the reporting date; and

•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Response Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Response Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Response Group considers a financial asset to be in default when:
•
the debtor is unlikely to pay its credit obligations to the Response Group in full, without recourse by the Response Group to actions such as realizing security (if any is held); or

•
the financial asset is more than 90 days past due.

The Response Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Response Group is exposed to credit risk.
b) Measurement
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Response Group expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c) Credit-impaired financial assets
At each reporting date, the Response Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable data:
•
significant financial difficulty of the debtor;

•
a breach of contract such as a default or being more than 90 days past due.

•
the restructuring of a loan or advance by the Response Group on terms that the Response Group would not consider otherwise;

•
it is probable that the debtor will enter bankruptcy or other financial reorganization; or

•
the disappearance of an active market for a security because of financial difficulties.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
d) Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e) Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery.
The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities to comply with the Group’s procedures for recovery of amounts due.
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Group transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an “on lending” agreement; and (a) the Group has substantially transferred all risks and benefits related to the asset; or (b) the Group has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.
When the Group transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Group’s ongoing involvement with this asset.
3.1.4.2. Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument. Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•
the change is necessary as a direct consequence of the reform; and

•
the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.
Loan costs are comprised by interest and other costs that the Group incurs in connection with fundraising.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired, When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
3.1.5. Intangible assets and Goodwill
(i) Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:
•
it is technically feasible to complete the software so that it will be available for use.

•
management intends to complete the software and use or license it there is an ability to use or sell the software.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
•
it can be demonstrated how the software will generate probable future economic benefits.

•
adequate technical, financial and other resources to complete the development and to use or sell the software are available, and

•
the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads,
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(ii) Goodwill
Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(iii) Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv) Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v) Amortization
Amortization is recognized in the combined statement of profit or loss based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets’ net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
During 2021, the Group reviewed the estimated useful lives of these assets, and no significant change was identified.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Other intangible assets, including customer relationships, work force, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
3.1.6. Impairment of non-financial assets
An impairment loss is recognized in the statement of profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.1.7. Property, plant and equipment
Property, plant and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.
Subsequently incurred costs are added to the asset’s book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item’s cost can be reliably measured.
The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.
Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant and equipment useful lives are disclosed in note 8.
Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.
An asset’s book value is immediately written down to its recoverable amount if the asset’s book value is greater than its estimated recoverable amount, as impairment.
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the combined statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in “Other net operating revenues (expense)” in the statement of income, as incurred.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
3.1.8. Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.
3.1.9. Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Group has a present or constructive obligation as a result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
When there is a series of similar obligations, the probability of settling them is determined by considering the obligation class as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.
The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.
3.1.10. Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
3.1.10.1. Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Companies under the deemed income system
There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% in excess of R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.
Companies under the taxable income system
The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The Group operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.
3.1.10.2. Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•
taxable temporary differences arising on the initial recognition of goodwill.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority
3.1.11. Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, Its recognition is in accordance with IFRS 15 — Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Group revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Group’s activities must be met, as described below:

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Rendering of services
The Group provides emergency services that includes prevention, training, and emergency response.
Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.
The Group recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Group has a right to payment for performance completed to date. The Group uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over a number of hours, several days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.
3.1.12. Leases liabilities
As a lessee
At inception of a contract, the Group assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines this range incremental borrowing rate from 7,37% to 10,20% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Lease payments included in the measurement of the lease liability comprise the following:
•
fixed payments, including in-substance fixed payments.

•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•
amounts expected to be payable under a residual value guarantee; and

•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
From 1 January 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
3.1.13. Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Group shareholders is recognized as a liability in the combined financial statements at the end of the year, based on the by-laws that govern the Group’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.1.14. Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.
3.1.15. Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage of 30% on the total shareholders’ equity. For December 31, 2020 there was no interest attributed to non-controlling shareholders.
Set out below is summarized financial information for NCI that are material to the Group for December 31, 2021:
	JM Serviços Integrados S.A.	Lacerda & Lacerda Serv.de Transp.e Emergências Ambientais Ltda	AMBIPAR Response ES S.A.	Suatrans Chile S.A. (*)	Total
	December 31, 2021	December 31, 2021	December 31, 2021	Jun 30, 2021	December 31, 2021
Summarized statement of financial position
Current assets	6,579	15,765	34,396	80,101	136,841
Current liabilities	(4,928)	(6,499)	(11,356)	(24,251)	(47,034)
Current net assets	1,651	9,266	23,040	55,850	89,807
Non-current assets	10,869	213	15,453	25,741	52,276
Non-current liabilities	(7,533)	(7,187)	(6,323)	(30,518)	(51,561)
Non-current net assets	3,336	(6,974)	9,130	(4,777)	715
Net assets	4,987	2,292	32,170	51,073	90,522
Net assets controlling	4,987	2,292	32,030	51,073	90,382
Net assets non-controlling	—	—	140	—	140
Accumulated NCI 2020	23,521
Others adjustment from non-controlling	(1,496)	(688)	(9,413)	—	(11,597)
Accumulated NCI adjusted 2021					11,924

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	JM Serviços Integrados S.A.	Lacerda & Lacerda Serv.de Transp.e Emergências Ambientais Ltda	AMBIPAR Response ES S.A.(**)	Suatrans Chile S.A. (*) (**)	Total
Summarized statement of financial position
Revenue	15,415	18,040	34,301	61,516	129,272
Cost of services rendered	(9,359)	(4,018)	(24,328)	(41,448)	(79,153)
Gross profit	6,056	14,021	9,973	20,068	50,118
Selling, general and administrative expenses	(3,423)	(2,867)	(3,796)	(8,964)	(19,050)
Other expense	(43)	254	972	124	1,307
Operating expenses	(3,466)	(2,614)	(2,825)	(8,840)	(17,744)
Operating profit	2,591	11,408	7,148	11,228	32,374
Finance costs	(763)	(379)	(496)	(972)	(2,610)
Finance income	6	51	417	13	487
Net finance costs	(757)	(327)	(79)	(959)	(2,123)
Profit before tax	1,833	11,080	7,069	10,269	30,251
Income tax and social contribution	(3,024)	(3,235)	(2,550)	(2,993)	(11,801)
Profit for the year	(1,190)	7,846	4,519	7,276	18,451
Profit for the year controlling	(833)	5,492	3,128	3,638	11,425
Profit for the year non-controlling	(357)	2,354	1,391	3,638	7,026
Interest attributable to non-controlling shareholders	30,00%	30,00%	30,00%	50,00%

(*)
On June 28, 2021, Companhia de Chile acquired 100% of the company Inversiones Disal Ambiental Holding, which held 50% of Suatrans S.A. (see explanatory note 16.6). From that date onwards, the Group held 100% of the shareholding control of Suatrans Chile, consequently the information regarding the company as of June 30, 2021.

(**)
The information on Ambipar Response ES S.A. and Suatrans Chile S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

3.1.16. Segment reporting
For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Group, which is comprised of the Chief Executive Officer of the Group, reviews the combined results as a geographical area disaggregated by domestic market and foreign market as a whole. The CODM considers segment information is presented geographically as required by entity wide disclosures under IFRS 8, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries and business lines.
The Group’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the combined financial statements.
For more information regarding the Group’s non-current assets and net revenue by geographic area, refer to note 8.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
3.1.17. Earnings per share — basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.1.18. Prepaid expenses
They are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.
3.1.19. Transactions eliminated on combination
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.1.20. Finance income and finance costs
The Group’s finance income and finance costs include:
•
interest income.

•
interest expense.

•
the net gain or loss on financial assets at FVTPL; and

•
the fair value loss on contingent consideration classified as a financial liability.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•
the gross carrying amount of the financial asset; or

•
the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired subsequent to initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, If the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.
3.1.21. Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.1.22. Financial risk management
The Group is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
In the fiscal years ended on December 31, 2021, December 31, 2020 and January 1, 2020, no transactions were carried out involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Group becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.
3.1.22.1. Financial risk factors
In the normal course of business, the Group is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Group’s activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Group’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.
The management of risk is conducted by the treasure departments.
(a) Market risk
Market risk is the risk that changes in market prices — e.g. Foreign exchange rate, interest rates and equity prices — will affect the Group´s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i) Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate — CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Group to cash flow interest rate risk.
Loans issued at fixed rates expose the Group to fair value risk associated with interest rate. Considering that a substantial part of the Group’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.
The Group set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents and loans and financing:

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
•
December 31, 2021;

	(Combined) scenarios
Index risk	Base	Probable	Possible	Remote
CDI – Interest earning bank deposits	61,461	5,685	4,264	2,843
CDI – Loans and Financing	(155,304)	(14,366)	(17,958)	(21,549)
Net exposure	(93,843)	(8,681)	(13,694)	(18,706)

•
December 31, 2020;

	(Combined) scenarios
Index risk	Base	Probable	Possible	Remote
CDI – Interest earning bank deposits	23,135	636	477	318
CDI – Loans and Financing	(73,691)	(2,027)	(2,534)	(3,041)
Net exposure	(50,556)	(1,391)	(2,057)	(2,723)

•
January 1, 2020.

	(Combined) scenarios
Index risk	Base	Probable	Possible	Remote
CDI – Interest earning bank deposits	2,713	157	118	79
CDI – Loans and Financing	(33,619)	(1,947)	(2,434)	(2,921)
Net exposure	(30,906)	(1,790)	(2,316)	(2,842)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.
(b) Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments in debt securities.
The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.
The Credit Analysis area evaluates the client’s creditworthiness by taking into account their financial position, past experience and other factors.
Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.
No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).
As mentioned at note 17 — Segment reporting, the Emergency Response Services has no customer representing more than 10% of its net revenue in December 31, 2021 and 2020,
(c) Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
The cash flow forecast is carried out by the Group’s Management. The Management monitors the continuous forecasts of Group’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Group’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements — for example, currency restrictions.
Surplus cash held by the Group beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined by the above predictions. As of December 31, 2021, the Group maintained short-term funds of R$ 63,169 (R$ 23,135 as of December 31, 2020 and R$ 4,587 as of January 1, 2020) which are expected to readily generate cash inflows to manage the liquidity risk.
The table below analyzes the Group’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):
	<1 year	1-2 years	2-5 years	>5 years	Total
As of December 31, 2021
Loans and financing	60,755	33,264	61,285	—	155,304
Loans and financing (interest)	5,972	3,270	6,024	15,266
Lease liabilities	12,252	8,621	15,740	36,613
Suppliers and other accounts payable	39,573	—	—	—	39,573
	118,552	45,155	83,049	—	246,756
December 31, 2020
Loans and financing	15,216	18,357	40,118	—	73,691
Loans and financing (interest)	1,496	1,804	3,944	—	7,244
Lease liabilities	2,026	3,523	4,521	—	10,070
Suppliers and other accounts payable	20,174	—	—	—	20,174
	38,912	23,684	48,583	—	111,179
January 1, 2020
Loans and financing	14,287	7,121	12,211	—	33,619
Loans and financing (interest)	1,405	700	1,200	—	3,305
Lease liabilities	1,496	1,414	1,457	—	4,367
Suppliers and other accounts payable	6,479	—	—	—	6,479
	23,667	9,235	14,868	—	47,770

(*)
In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.

(d) Regulatory and environmental risks
The Group is subject to the laws and regulations of the countries where it operates, The Group’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.
(e) Foreign currency risks
As of December 31, 2021 and 2020, the Group has not exposed to a significant transactional foreign currency. So, it concluded that they had have no impact on the Annual Financial Statements as the fiscal years ended.
3.1.22.2. Capital management
The Group’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
To keep or adjust the capital structure, the Group may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.
The Group monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing.
The financial leverage ratio on December 31, 2021, December 31, 2020, and January 1, 2020 can be summarized as follows:
Combined financial information	December 31, 2021	December 31, 2020	January 1, 2020
Loans and financing	155,304	73,691	33,619
Less: cash and cash equivalents	(118,918)	(61,754)	(12,266)
Net bank loans and financing	36,386	11,937	21,353
Total shareholders’ equity	337,918	327,194	65,119
Total capital	374,304	339,131	86,472
Leverage ratio	9,72%	3,52%	24,69%
3.1.22.3. Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm’s length transactions. Fair value hierarchy must have the following levels:
•
Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities.

•
Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices);

•
Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

Financial instruments by category
December 31, 2021
		Combined
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	57,457	57,457
Interest earning bank deposits	Amortized cost – Level 1	61,461	61,461
Accounts receivable	Amortized cost – Level 1	234,288	234,288
Related parties	Amortized cost – Level 2	34,726	34,726
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	155,304	155,304
Suppliers	Amortized cost – Level 1	39,573	39,573
Obligations from acquisition of investment	Amortized cost – Level 2	229,408	229,408
Related parties	Amortized cost – Level 2	482,161	482,161
Lease liabilities	Amortized cost – Level 2	31,667	31,667
December 31, 2020
		Combined
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	38,619	38,619
Interest earning bank deposits	Amortized cost – Level 1	23,135	23,135
Accounts receivable	Amortized cost – Level 1	113,353	113,353
Related parties	Amortized cost – Level 2	28,318	28,318

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
		Combined
	Category & Fair value level	Book value	Market value
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	73,691	73,691
Suppliers	Amortized cost – Level 1	20,174	20,174
Obligations from acquisition of investment	Amortized cost – Level 2	57,434	57,434
Related parties	Amortized cost – Level 2	54,213	54,213
Lease liabilities	Amortized cost – Level 2	8,941	8,941
January 1, 2020
		Combined
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	9,553	9,553
Interest earning bank deposits	Amortized cost – Level 1	2,713	2,713
Accounts receivable	Amortized cost – Level 1	54,277	54,277
Related parties	Amortized cost – Level 2	18,857	18,857
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	33,619	33,619
Suppliers	Amortized cost – Level 1	6,479	6,479
Related parties	Amortized cost – Level 2	64,182	64,182
Lease liabilities	Amortized cost – Level 2	4,255	4,255
4. Cash and cash equivalents
	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Cash and banks	57,457	38,619	9,553
Interest earning bank deposits	61,461	23,135	2,713
	118,918	61,754	12,266
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from prime line financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity up to 90 days, with an indexing rate of 105% of the CDI for the years ended on December 31, 2021 and in 2020.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
5. Trade and other receivables
	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Trade notes receivable – domestic operations	82,300	54,458	33,114
Trade notes receivable – foreign operations	153,549	60,796	23,025
	235,849	115,254	56,139
Expected credit losses	(1,561)	(1,901)	(1,862)
	234,288	113,353	54,277
Current	234,288	113,353	54,277
Non-current	—	—	—
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.
It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
The Group allocates each exposure to a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Group assumes that no significant decrease of ECL occurred between December 2020 and December 2021, despite the relevant increase of trade receivable. This situation is mainly due to the client portfolio of the new acquisitions with no significant historical losses observed.
6. Tax assets
6.1.
Current tax asset

	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Prepaid Income tax and social contribution (IR/CS)	4,895	2,350	1,907
	4,895	2,350	1,907

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
6.2.
Other tax asset

	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Recoverable INSS (Social security tax) withheld	2,545	832	7,587
Recoverable PIS (Tax on sales)	65	171	32
Recoverable COFINS (Tax on sales)	299	785	145
Recoverable ICMS (State VAT)	95	—	60
IRRF (Withholding income tax) to offset	9,691	6,607	4,858
Other taxes recoverable	613	96	—
	13,308	8,491	12,682
7. Business combinations
Throughout December 31, 2021, December 31, 2020 and January 1, 2020, the Group carried out the following acquisitions:
Base date	Target Company	Interest acquired (%)
Jan 2020	Allied International Emergency LLC,	100
Sep 2020	IntraCoastal Invironmental, LLC	100
Sep 2020	One Stop Environmental, LLC	100
Dec 2020	Custom Environmental Services, INC (EUA)	100
Jan 2021	JM Serviços Integrados Ltda	70
Jan 2021	Lacerda e Lacerda Serv TR Emerg Amb Ltda	70
Jan 2021	MDTEC Engenharia e Serviços Ltda	100
Feb 2021	Enviroclear Site Services Limited	100
Feb 2021	Orion Environmental Services Ltda	100
June 2021	EMS Environmental, Inc	100
July 2021	ControlPar Participações S.A.	70
July 2021	Swat Consulting Inc.	100
July 2021	Professional Emergency Resource Services	100
July 2021	SABI Tech S.A.S – Suatrans Chile	100
August 2021	Fênix Emergências Ambientais Ltda	100
August 2021	APW Ambiental e Transporte Ltda.	100
Sep 2021	Emerge Hydrovac Inc,	100
Sep 2021	Lynx Creek Industrial & Hydrovac Ltd,	100
Sep 2021	Lehane Environmental & Industrial Services Ltd	100
7.1. Allied
On January 29, 2020 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Allied International Emergency LLC, (“Allied”) to acquire 100% of the issued and outstanding share capital.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Allied was founded in 2007 and is recognized by customers & peers alike for its ability to provide efficient & economic solutions to its customer’s most complex Emergency Response, Environmental Remediation, & Industrial Services projects.
7.2. Intracoastal
On September 23, 2020 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Intracoastal Environmental LLC, (“Intracoastal”) to acquire 100% of the issued and outstanding share capital.
Intracoastal was founded in 2010 and is a provider of emergency response and environmental and industrial services, offering quality industrial, marine, and emergency spill response services for its customers.
7.3. One Stop
On September 29, 2020 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of One Stop Enviromental LLC, (“One Stop”) to acquire 100% of the issued and outstanding share capital.
One Stop was founded in 1999 as an emergency response company, since then, it has been highlighted with several recognitions and awards as a company that offers a full suite of environmental, industrial and abatement services.
7.4. CES
On December 31, 2020 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Custom Environmental Services Inc, (“CES”) to acquire 100% of the issued and outstanding share capital.
CES was founded in 1998 and is an environmental services contractor with a team of experienced professionals. The company is specializing in emergency response, environmental services, abatement, and industrial vacuum services and our hands-on approach, rapid response, and focus on safety and prevention allow companies to be confident when using us for their contracting, compliance, and cleanup needs.
7.5. JM Serviços
In January 2021, the Company acquired 70% of the capital of JM Serviços Integrados Ltda (“JM Serviços”). Founded in 2002, JM Serviços specializes in emergencies in the railway modal and serves the southern region of the country.
7.6. Lacerda & Lacerda
In January 2021, the Company acquired 70% of the capital of Lacerda & Lacerda Serviços de Transporte e Emergências Ambientais Ltda (“Lacerda & Lacerda”). Founded in 1999, Lacerda & Lacerda is specialized in emergency care services, emergency care for chemical products, provision of technical and advisory services in road transport of cargo, provision of cargo removal services with the supply of materials and construction and provision of training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Minas Gerais.
7.7. MDTec Engenharia
In January 2021, the Company acquired 100% of the capital of MDTec Engenharia e Serviços Ltda (“MDTec Engenharia”). Founded in 2017, MDTec Engenharia specializes in emergency response services for road ducts.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
7.8. Enviroclear
On February 4, 2021, Ambipar Holdings (UK) Limited, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Enviroclear Site Services Limited (“Enviroclear”).
Enviroclear was founded in 2000 and its main line of business activity is the total waste management service of all waste streams, including both liquids and solid hazardous and nonhazardous waste streams.
The acquisition consolidates the group’s strategy of forming a service network that manages synergy in the provision of services in an integral way in the units that make up an international expansion of Ambipar Group.
7.9. Orion (Canada)
On January 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Orion Environmental Services Ltd (“Orion”) to acquire 100% of the issued and outstanding share capital.
Orion is a leading supplier of environmental solutions to Western Canada for the past 25 years, providing a wide range of solutions including: Hydro-Vac Units, Track Unit Hydro Vac, Fluid Transportation, Combo Units & Straight Vacs, Semi Vacs and Steam/Pressure Washer Units.
7.10. EMS Environmental
On June 25, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Environmental Management Services Inc. (“EMS”) to acquire 100% of the issued and outstanding share capital.
EMS, founded in 1979 is an environmental service company specializing in comprehensive wastewater and drinking water utility management.
7.11. Controlpar
On February 2, 2021 Emergência Participações S.A. entered into a Sale and Purchase Agreement with the shareholders of ControlPar Participações S.A. (“ControlPar”) to acquire 70% of the issued and outstanding share capital.
Additionally, on February 2, 2021 Emergência Participações S.A. and the shareholders of ControlPar, enter into a Shareholder agreement, in which among others matters, states that the non-controlling shareholders of ControlPar have a put option from January, 2027 to sell their total shares (30%) to Emergência Participações S.A. and Emergência Participações S.A. has a call option from January, 2025 to buy the total shares from the shareholders. Such Shareholder agreement was one and the final precedent conditions to the closing date of the business combination.
ControlPar was founded in 2008 and is a holding company that controlls 6 companies operating with environmental services, focussed on accident prevention, risk assessment and mitigation for environmental damage, such as: Environmental Licensing, Deployment of Environmental Programs, Geotechnology, Aerial Surveys, Oceanography, Hydrography, Computational Modeling, Management Systems (Environmental and Land), Industrial Environment.
7.12. SWAT
On July 6, 2021 Ambipar Holdings USA Inc entered into a Sale and Purchase Agreement with the shareholders of SWAT Consulting Inc (“SWAT”) to acquire 100% of the issued and outstanding share capital.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
SWAT was founded in 2002 initially as an emergency spill response company, has grown into a multi-disciplinary team of environmental professionals providing innovative environmental services for the energy sector, construction, and transportation industries.
SWAT specializes in emergency spill response and emergency management, focusing on containment and recovery and management of the full scope of associated assessment, remediation, reclamation, terrestrial and aquatic ecology assessment and management, wildlife handling and management, and wetland assessment scopes.
7.13. PERS
On July 30, 2021 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Arrowdale I, LLC. (“PERS”) to acquire 100% of the issued and outstanding share capital.
PERS was founded in 1989 and is a limited liability company primarily engaged in providing U.S. DOT regulatory compliance services, including providing shipping papers and safety data sheets, hazardous materials training programs and materials, third party administrator services for drug and alcohol testing programs, and after-hours call center for propane service companies, and an after-hour call center for emergency response and incident mitigation information to first responders and government agencies.
7.14. SABI
On July 4, 2021 Suatrans Chile S.A. entered into a Sale and Purchase Agreement with the shareholders of SABI Tech S.A.S (“SABI”) to acquire 100% of the issued and outstanding share capital.
SABI has been operating for 17 years in services provision focused on responding to environmental emergencies in the road modal. It has 14 operational bases in Colombia, strategically located on the main routes and in points with a history of accidents.
7.15. Fênix Emergências
In August 2021, the Company acquired 100% of the capital of Fênix Emergencias Ambientais Ltda (“Fênix”). Founded in 2014, Fênix is specialized in emergency care services, emergency care for chemical products, provision of technical services and advice on road freight transport, provision of cargo removal services with the supply of materials and labor and providing training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Rio de Janeiro.
7.16. APW Ambiental
In August 2021, the Company acquired 100% of the capital of APW Ambiental e Transporte Ltda. (“APW Environmental”). Founded in 2000, APW specializes in emergency response services, emergency service for chemicals, provision of cargo removal services with the supply of materials and labor, and road transport of hazardous products and waste management in the state. from Rio de Janeiro.
7.17. Emerge
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Emerge Hydrovac Inc. (“Emerge”) to acquire 100% of the issued and outstanding share capital.
Emerge operates in environmental emergencies and industrial services, focusing on road and industrial modalities. It has 3 operational bases in the states of British Columbia and Alberta, in Canada, offering a wide array of hydrovac services.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
7.18. Lynx
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Lynx Creek Industrial & Hydrovac Ltd. (“Lynx”) to acquire 100% of the issued and outstanding share capital.
With 11 years of know-how, Lynx operates in environmental emergencies and industrial services, with a focus on modal, road and industrial. It has an operational base in the state of British Columbia in Canada and has earned 4.5 million Canadian dollars in the last 12 months.
7.19. Lehane
On September 17, 2021 Ambipar Holding Ireland Limited. entered into a Sale and Purchase Agreement with the shareholders of Drain Patrol Environmental & Industrial Services Limited. (“Lehane”) to acquire 100% of the issued and outstanding share capital.
Lehane was founded in 1976 and brings a valuable asset to environmental projects or maintenance activities, by providing multiple services, from Hazardous Waste Disposal, Tank Cleaning to Emergency Response to spills, it eliminates the extra expense associated by using multiple vendors.
2020
	Response
Assets and liabilities acquired at fair value (*)	Allied	Intracoastal	One Stop	CES	TOTAL
Current assets
Cash and cash equivalentes	1.021	3.492	1.898	175	6.586
Trade and other receivables	2.543	5.143	9.588	1.432	18.706
Inventories	—	11	—	1.190	1.201
Related parties loans	—	—	—	—	—
Other accounts receivables	1	386	466	289	1.142
Non-current assets
Deferred taxes	—	—	—	—	—
Other accounts receivables	—	—	362	76	438
Investiments	—	—	—	—	—
Property, Plant and Equipment	2.432	3.971	4.138	201	10.742
Intangible assets	—	12	—	—	12
Current liabilities
Trade and other payables	(287)	(273)	(1.668)	(15.382)	(17.610)
Loans and Financing	—	—	(142)	681	539
Labor Obligation	(15)	(2)	(238)	(29)	(284)
Current income tax payable	(105)	—	—	(63)	(168)
Related parties loans	—	(14.923)	(12.982)	(12.159)	(40.064)
Other liabilities	(3)	—	(294)	(4)	(301)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Response
Assets and liabilities acquired at fair value (*)	Allied	Intracoastal	One Stop	CES	TOTAL
Non-current liabilities
Loans and Financing	—	(2.481)	(5.187)	—	(7.668)
Trade and other payables	(2.366)	—	—	(6.639)	(9.005)
Total identifiable net assets (liabilities) at fair value	3.221	(4.664)	(4.059)	(30.232)	(35.734)
Total amount of the consideration transferred	43.092	59.985	28.687	11.092	142.856
(-) Cash acquired	(1.021)	(3.492)	(1.898)	(175)	(6.586)
(-)Assumed amount of the obligation to pay	(26.538)	(14.395)	(14.146)	(5.168)	(60.247)
Cash paid, net of cash received (**)	15.533	42.098	12.643	5.749	76.023
Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	43.092	59.985	28.687	11.092	142.856
Total amount of identifiable net (assets) liabilities	(3.221)	4.664	4.059	30.232	35.734
Goodwill paid resulting from expected future profitability	39.871	64.649	32.746	41.324	178.590
Date of acquisition	29/01/2020	29/09/2020	29/09/2020	31/12/2020	—
Control start date	01/01/2020	30/09/2020	30/09/2020	31/12/2020	—
Company that acquired control	Ambipar Holding USA	Ambipar Holding USA	Ambipar Holding USA	Ambipar Holding USA	—
Value of acquisition	USD 8.453	USD 10.634	USD 5.086	USD 1.935	—
Percentage acquired	100%	100%	100%	100%	—

(*)
On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have a final report. The goodwill for expected future profitability in 2020 was R$ 178,590 (R$ 16,658 on January 1, 2020).

(**)
In 2020, the Group spent R$76,023 on acquisitions of companies, as mentioned in the cash flow statement, in investment activities.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
2021
	Response
Assets and liabilities acquired at fair value (*)	Enviroclear	Orion (Canadá)	EMS Environmental	SABI	SWAT	Controlpar	PERS	Lynx	Emerge	Lehane	Others (***)	Total 2021
Current assets
Cash and cash equivalentes	1.718	(2.548)	736	72	12.546	6.459	2.033	552	2.206	6.798	3.401	33.973
Trade and other receivables	22.409	11.165	3.916	4.489	1.674	8.338	471	6.230	8.746	6.252	2.055	75.745
Inventories	190	—	—	503	—	236	38	—	—	—	—	967
Related parties loans	—	—	—	—	—	8.933	—	—	—	—	246	9.179
	983	2.498	63	19	454	9.584	7	—	24	1.927	1.223	16.782
Non-Current assets
Deferred taxes	—	1.133	—	10	—	—	—	—	—	728	—	1.871
	—	—	48	1.103	4	1.143	—	—	—	—	—	2.298
Investiments	—	—	—	—	—	4.055	—	—	—	—	—	4.055
Property, Plant and Equipment	32.518	39.685	1.041	2.322	3.060	5.787	199	6.024	14.077	24.137	5.933	134.783
Intangible assets	1.572	—	—	3.611	—	1.195	—	—	—	—	—	6.378
Current liabilities
Trade and other payables	(9.269)	(7.377)	(624)	(1.108)	(586)	(2.719)	(5)	(2.533)	(3.300)	(2.070)	(874)	(30.465)
Loans and Financing	(11.857)	(27.550)	—	(2.095)	—	(3.396)	—	(77)	(21)	—	(1.119)	(46.115)
Labor obligation	(1.533)	(524)	—	(856)	—	(3.354)	(360)	(143)	—	—	(257)	(7.027)
Current income tax payable	(3.987)	(2.839)	—	(695)	22	(3.016)	(4)	(865)	(94)	(953)	(4.102)	(16.533)
Related parties loans	—	—	—		—	(122)	—	—	—	—	(239)	(361)
Other liabilities	(10.949)	(1.107)	1	(375)	(36.242)	(2.145)	(124)	(36)	—	(380)	(1.516)	(53.473)
Non-current liabilities
Loans and Financing	(4.699)	(6.906)	—	(3.083)	—	(2.210)	—	(1.849)	(1.860)	—	—	(20.607)
Trade and other payables	(13.230)	(3.492)	—	(945)	(1.644)	(216)	—	(1.809)	(10.581)	—	—	(31.917)
Total identifiable net assets (liabilities) at fair value	3.866	1.538	5.181	2.972	(20.712)	28.552	2.255	5.494	9.197	36.439	4.751	79.533
												—
Net amount of assets acquired and liabilities assumed at fair value:
— Attributable to the Controlling Shareholders of the Group	3.866	1.538	5.181	2.972	(20.712)	19.986	2.255	5.494	9.197	36.439	4.301	70.517
— attributable to the non-controlling Shareholders of the Group	—	—	—	—	—	8.566	—	—	—	—	450	9.016
Total amount of the consideration transferred	36.534	72.390	15.006	13.363	23.201	61.946	27.144	18.922	28.300	51.923	43.624	392.353
(-) Cash acquired	(1.718)	2.548	(736)	(72)	(12.546)	(6.459)	(2.033)	(552)	(2.206)	(6.798)	(3.401)	(33.973)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Response
Assets and liabilities acquired at fair value (*)	Enviroclear	Orion (Canadá)	EMS Environmental	SABI	SWAT	Controlpar	PERS	Lynx	Emerge	Lehane	Others (***)	Total 2021
(-) Assumed amount of the obligation to pay	(22.059)	(55.297)	(11.255)	—	(13.598)	(31.946)	(13.572)	(9.461)	(14.150)	(15.588)	(28.745)	(215.671)
Cash paid, net of cash received (**)	12.757	19.641	3.015	13.291	(2.943)	23.541	11.539	8.909	11.944	29.537	11.478	142.709
Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	36.534	72.390	15.006	13.363	23.201	61.946	27.144	18.922	28.300	51.923	43.624	392.353
Net amount of the identifiable assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group	(3.866)	(1.538)	(5.181)	(2.972)	20.712	(19.986)	(2.255)	(5.494)	(9.197)	(36.439)	(4.301)	(70.517)
Goodwill paid resulting from expected future profitability	32.668	70.852	9.825	10.391	43.913	41.960	24.889	13.428	19.103	15.484	39.323	321.836
Date of acquisition	04/02/2021	11/02/2021	25/06/2021	04/07/2021	06/07/2021	29/07/2021	30/07/2021	01/09/2021	08/09/2021	20/09/2021	(***)	—
	02/2021	02/2021	06/2021	07/2021	07/2021	07/2021	07/2021	09/2021	09/2021	09/2021	(***)	—
Company that acquired control	Ambipar Holdings UK	Ambipar Holding Canadá	Ambipar Holding USA, Inc.	Suatrans Chile S.A.	Ambipar Holding USA, Inc.	Emergência Participações S.A.	Ambipar Holding USA, Inc.	Ambipar Holding Canadá Inc.	Ambipar Holding Canadá Inc.	Ambipar Holdings UK Limited.	Emergência Participações S.A.	—
Aquisition Value	£4.649	CAD 15.971	U$3.000	CLP 1.949.895	U$4.530	R$61.946	U$5.300	CAD 4.407	CAD 6.592	€8.244	R$43.624	—
Percentage acquired	100%	100%	100%	100%	100%	70%	100%	100%	100%	100%	Controle	—

(*)
On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have a final report. The goodwill for expected future profitability in 2021 was R$ 321,835 (R$ 178,590 in 2020 and R$ 16,658 on January 1, 2020).

(**)
In 2021, the Group spent R$286,134 on acquisitions of companies, as mentioned in the cash flow statement, in investment activities. Of this amount, R$142,709 came from business combinations with third parties, and R$143,425 with shareholders (see note 16,6).

(***)
The information under “Others” corresponds to the following acquisitions: JM Serviços (at 12/31/2021), Lacerda & Lacerda (at 1/1/2021), MDTec Engenharia (at 01/11/2021), Fenix Emergency (at 08/06/2021) and APW Ambiental (at 08/26/2021).

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
For the year ended on December 31, 2021 and 2020, the acquired companies contributed with the following net revenue and profit to the Group’s results.
	2021		2020
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
JM Serviços Integrados Ltda	15,415	(1,190)	—	—
Lacerda e Lacerda Serv TR Emerg Amb Ltda	18.040	7,846	—	—
MDTEC Engenharia e Serviços Ltda	6.851	(1,184)	—	—
Enviroclear Site Services Limited	85,412	3,596	—	—
Orion Environmental Services Ltd.	87,932	26,927	—	—
EMS Environmental, Inc	5,540	(532)	—	—
ControlPar Participações S.A.	34,301	4,519	—	—
Swat Consulting Inc.	5,780	(983)	—	—
Professional Emergency Resource Services	8.383	(1,042)	—	—
SABI Tech S.A.S – Suatrans Chile	8,587	(611)	—	—
Fênix Emergências Ambientais Ltda	754	538	—	—
APW Ambiental e Transporte Ltda.	265	292	—	—
Emerge Hydrovac Inc.	11,761	4,513	—	—
Lynx Creek Industrial & Hydrovac Ltd.	6.132	1,879	—	—
Lehane Environmental & Industrial Services Ltd	7.723	10,879	—	—
Allied International Emergency LLC.	—	—	40,535	4,380
IntraCoastal Invironmental, LLC	—	—	6,968	1.617
One Stop Environmental, LLC	—	—	21,682	3.487
Custom Environmental Services, INC (EUA) (*)	—	—	—	—
Total	302,876	55,447	69,185	9,484

(*)
see note 7.4

If the above acquisitions had occurred on 1 January 2021, management estimates that combined revenue and profit for the year would have been the following:
	2021	2020
Net Revenue	1,003,206	459,392
Profit for the year	153,716	76,240
In determining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Non-controlling interest
The shareholders’ equity of the acquired companies, attributed to non-controlling companies, is composed of:
	2021
	Valor	%
Controlpar	8,566	30
JM Serviços	1,853	30
Lacerda & Lacerda	(1,403)	30
Total	9,016
The group has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Controlpar Participações S.A., JM Serviços Integrados Ltda, Lacerda & Lacerda Serviços de Transporte e Emergências Ambientais Ltda, MDTec Engenharia e Serviços Ltda, Fênix Emergencias Ambientais Ltda and APW Ambientale transporte Ltda, all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.
To determine the economic value, the following steps are observed:
a.   Projection of companies’ free cash flow;
b.   Determination of discount rates;
c.   Determination and calculation of goodwill;
d.   Estimate of the perpetuity of the business;
However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer’s fair value of assets, liabilities and contingent liabilities acquired.
Customer relationship
The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.
The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.
Workforce
The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.
Brand
No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.
In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:
Year of maturity	Combined
2022	134,107
2023	74,258
2024	21,043
229,408
Current	128,130
Non-current	101,278
Impairment tests
Goodwill is an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.
The Group used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Group to finance its activities.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
As a result of the impairment test, as of December 31, 2021, December 31, 2020, and January 1, 2020, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual combined financial statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 905,105 (R$ 320,256 as of December 31, 2020). The Administration that foresees that the two hypotheses of alteration are reasonably possible.
8. Property, plant and equipment
(a)
Breakdown and changes

Changes in property, plant and equipment are as follows:

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	December 31, 2021
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Right-of- use assets	Other	Total
Cost
Opening balance	1,566	153	88,963	3,185	3,561	70,905	6,631	4,562	5,132	24,559	2	209,219
Transfers	—	—	—	—	—	—	—	—	—	—	—	—
Additions	63	1	32,915	1,290	210	35,742	186	41,822	818	28,742	—	141,789
Write-offs	(2,638)	(366)	(10,379)	(252)	(117)	(5,912)	—	(75)	(20)	—	(2)	(19,761)
Business combination (*)	20,163	441	84,795	2,276	3,192	165,078	3,255	132	—	3,851	—	283,183
Exchange-rate change	1,558	—	1,690	4	269	(143)	156	—	154	(1,166)	—	2,522
Balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	55,986	—	616,952
Accumulated depreciation
Opening balance	(1,091)	(44)	(52,829)	(1,404)	(2,917)	(30,557)	(1,487)	—	(1,623)	(14,484)	(2)	(106,438)
Depreciation	(756)	(17)	(15,532)	(785)	(330)	(32,548)	(1,418)	—	(201)	(8,456)	—	(60,043)
Write-offs	18	416	12,176	252	47	11,580	108	—	960	1,025	2	26,584
Business combination (*)	(4,238)	(419)	(42,688)	(1,156)	(1,789)	(91,891)	(2,369)	—	—	—	—	(144,550)
Exchange-rate change	116	—	(2,351)	(6)	(243)	667	(123)	—	(99)	1,155	—	(884)
Balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,289)	—	(963)	(20,760)	—	(285,331)
Cost	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	55,986	—	616,952
Depreciation and amortization	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,289)	—	(963)	(20,760)	—	(285,331)
	14,761	165	96,760	3,404	1,883	122,921	4,939	46,441	5,121	35,226	—	331,621

(*)
purchase of investees conforms informed in note 7.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	December 31, 2020
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Right-of- use assets	Other	Total
Cost
Opening balance	1,102	135	57,403	1,590	1,032	32,828	6,421	438	2,607	13,903	—	117,459
Additions	83	18	13,068	1,356	192	26,171	28	4,124	625	8,464	—	54,129
Write-offs	—	—	(10,809)	—	(32)	(2,066)	—	—	—	(963)	—	(13,870)
Business combination (*)	—	—	18,476	170	2,202	14,531	186	—	2,062	—	2	37,629
Exchange-rate change	381	—	10,825	69	167	(559)	(4)	—	(162)	3,155	—	13,872
Balance	1,566	153	88,963	3,185	3,561	70,905	6,631	4,562	5,132	24,559	2	209,219
Accumulated depreciation
Opening balance	(691)	(17)	(38,990)	(943)	(673)	(15,857)	(45)	—	(144)	(10,375)	—	(67,735)
Depreciation	(186)	(27)	(11,572)	(289)	(91)	(7,216)	(1,275)	—	(152)	(1,479)	—	(22,467)
Write-offs	10	—	16,312	—	43	2,830	—	—	—	1,040	—	20,235
Business combination (*)	—	—	(12,516)	(119)	(2,070)	(10,568)	(169)	—	(1,442)	—	(2)	(26,886)
Exchange-rate change	(224)	—	(5,883)	(53)	(126)	254	2	—	115	(3,670)	—	(9,585)
Balance	(1,091)	(44)	(52,829)	(1,404)	(2,917)	(30,557)	(1,487)	—	(1,623)	(14,484)	(2)	(106,438)
Cost	1,566	153	88,963	3,185	3,561	70,905	6,631	4,562	5,132	24,559	2	209,219
Depreciation and amortization	(1,091)	(44)	(52,829)	(1,404)	(2,917)	(30,557)	(1,487)	—	(1,623)	(14,484)	(2)	(106,438)
	475	109	36,134	1,781	644	40,348	5,144	4,562	3,509	10,075	—	102,781

(*)
purchase of investees conforms informed in note 7.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
(b) Rates of depreciation
The depreciation rates are as follows:
Assets	Useful life (in years)	Annual weighted average rate (%)
Leasehold improvements	3 – 10	19,08
Buildings	10 – 25	4,00
Vessels	18 – 20	5,25
Tools	5 – 10	15,00
Equipment	3 – 10	21,44
Facilities	3 – 10	14,17
Software license	5	21,90
Machinery and equipment	3 – 10	15,75
Machinery and equipment – fleets	2,5 – 10	19,60
Furniture and fixtures	3 – 10	14,07
Software	3 – 5	20,00
Vehicles	3 – 25	21,33
Vehicles – Fleet	4 – 30	14,83
(c) PPE held as collateral
As of December 31, 2021, the amount of R$ 66,331 (R$ 48,192 as of December 31, 2020, and R$ 19,376 as of January 1, 2020) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(d) Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value. This evidence is detected and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group itself. The business growth assumptions are based on the annual budget for 2021 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.
In percent	%
Discount rate	20,19
Terminal value growth rate	3,4

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital.
Estimated EBITDA was projected considering histories and forecasts as follows:
•
CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;

•
Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and

•
Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.

For the years ended on December 31, 2021, December 31, 2020 and January 1, 2020, the estimated amount of value in use exceeded the carrying amount.
(e) Leasehold improvements
Leasehold improvements comprise improvements made on third parties properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP with a related company of the Group, which owns the property, for a period of five years, signed in 2021.
(f) Right-of-use assets
	Opening balance on January 1, 2021	Business Combination	New agreements	Depreciation	Cost	Accumulated depreciation	Net value
Right-of-use	10,075	3,851	28,601	(7,301)	55,986	(20,760)	35,226
	10,075	3,851	28,601	(7,301)	55,986	(20,760)	35,226
	Opening balance on January 1, 2020	Business Combination	New agreements	Depreciation	Cost	Accumulated depreciation	Net value
Right-of-use	3,528	—	9,177	(2,630)	24,559	(14,484)	10,075
	3,528	—	9,177	(2,630)	24,559	(14,484)	10,075
They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Group’s business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP, which are subject to market conditions.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
9. Intangible assets
(a) Breakdown and changes
Changes in intangible assets are as follows:
		Combined – December 31, 2021
	Trademarks and patents	Software	Client portfolio	Goodwill	Others	Research and development	Total
Cost
Opening balance	1,087	2,454	351	221,466	853	221	226,432
Additions	139	1,683	—	321,836	—	—	323,658
Write-offs	—	(455)	—	—	—	(232)	(687)
Business combination	1,089	5,594	1,800	—	—	—	8,483
Exchange-rate change	—	77	(77)	41,591	—	11	41,602
Closing balance	2,315	9,353	2,074	584,893	853	—	599,488
Accumulated amortization
Opening balances	—	(1,615)	—	—	—	(210)	(1,825)
Amortization	—	(120)	—	—	—	—	(120)
Write-offs	—	—	—	—	—	219	219
Business combination	—	(1,877)	(228)	—	—	—	(2,105)
Exchange-rate change	—	(280)	10	—	—	(9)	(279)
Closing balances	—	(3,892)	(218)	—	—	—	(4,110)
Cost	2,315	9,353	2,074	584,893	853	—	599,488
Accumulated amortization	—	(3,892)	(218)	—	—	—	(4,110)
	2,315	5,461	1,856	584,893	853	—	595,378
		Combined – December 31, 2020
	Trademarks and patents	Right-of- use of software	Client portfolio	Goodwill	Others	Research and development	Total
Cost
Opening balance	1,417	1,123	351	41,244	853	—	44,988
Transfers	(1,196)	1,196	—	—	—	—	—
Additions	314	49	—	178,590	—	—	178,953
Initial assets	—	64	—	—	—	240	304
Exchange-rate change	552	22	—	1,632	—	(19)	2,187
Closing balance	1,087	2,454	351	221,466	853	221	226,432
Accumulated amortization
Opening balances	—	(1,106)	—	—	—	—	(1,106)
Amortization	—	(52)	—	—	—	—	(52)
Initial assets	—	(64)	—	—	—	(228)	(292)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
		Combined – December 31, 2020
	Trademarks and patents	Right-of- use of software	Client portfolio	Goodwill	Others	Research and development	Total
Exchange-rate change	—	(393)	—	—	—	18	(375)
Closing balances	—	(1,615)	—	—	—	(210)	(1,825)
Cost	1,087	2,454	351	221,466	853	221	226,432
Accumulated amortization	—	(1,615)	—	—	—	(210)	(1,825)
	1,087	839	351	221,466	853	11	224,607

Carrying amounts	December 31, 2021	December 31, 2020
Indefinite life	588,061	223,406
Definite life	7,317	1,201
	595.378	224.607
(b) Rates of amortization
The amortization rates are as follows:
Assets	Useful life (in years)	Annual amortization rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%

(*)
Undefined useful life.

(c) Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
10. Loans and financing
10.1. Breakdown
			Combined
			December 31, 2021		December 31, 2020		January 1, 2020
Description	Financial charges – % p,a, (*)	Maturity	Current	Non- current	Current	Non- current	Current	Non- current
Working capital	9,02	July 2026	44,181	44,792	6,701	18,798	10,379	3,864
Investment financing	10,64	June 2027	14,973	46,028	8,422	39,372	3,692	15,393
Financial leases liabilities	7,98	November 2025	1,601	3,729	93	305	216	75
			60,755	94,549	15,216	58,475	14,287	19,332

(*)
Effective weighted average annual cost of interest on December 31, 2021.

10.2. Description
(i)
Working capital:   working capital operations are fixed at a weighted average rate of 9,02% p.a., and mature from January 2022 to July 2026;

(ii)
Investment financing (FINAME):   acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 10,64% p.a., with monthly amortization and the last installment due in June 2027; and

(iii)
Financial:   fixed-rate contracts with a weighted average of 7,98% p.a., monthly amortization and the last installment due in November 2025.

10.3. Reconciliation of movements of liabilities to cash flows arising from financing activities
(R$)
Balance at January 1, 2021	73,691
Borrowing	50,620
Interest expense	7,454
Principal paid	(52,152)
Interest paid	(5,985)
Business Combination	59,456
Cash for asset acquisition – non-cash event	19,818
The effect of changes in foreign exchange rates	2,402
Balance at December 31, 2021	155,304

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
(R$)
Balance at January 1, 2020	33,619
Borrowing	22,415
Interest expense	3,186
Principal paid	(23,547)
Interest paid	(2,722)
Business Combination	7,129
Cash for asset acquisition – non-cash event	32,491
The effect of changes in foreign exchange rates	1,120
Balance at December 31, 2020	73,691
Loan and financing agreements do not have restrictive clauses.
10.4. Payment schedule of installments of non-current liabilities
Year of maturity:	Combined 2021
2022	—
2023	33,264
2024	28,137
2025	23,743
2026	9,405
94,549
10.5. Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Group’s shareholders’ guarantees.
11. Trade and other payables
	Combined
	Current
	December 31, 2021	December 31, 2020	January 1, 2020
Trade payables – supply chain financing arrangement – domestic operations	1,145	6	970
Trade payables – supply chain financing arrangement – foreign operations	38,428	20,168	5,509
	39,573	20,174	6,479

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
12. Tax payable
12.1. Current income tax payable
	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Income tax	6,490	1,562	1,638
Social contribution	382	75	256
	6,872	1,637	1,894
12.2. Other tax payable
	Combined
	December 31, 2021		December 31, 2020		January 1, 2020
	Current	Non- current	Current	Non- current	Current	Non- current
PIS	668	—	488	—	170	—
COFINS	3,075	—	2,248	—	1,694	—
ICMS	75	—	57	—	—	—
ISS	583	—	298	—	581	—
IVA	8,433	—	8,294	—	2,560	—
Other taxes	4,331	—	9	—	29	—
Installment	13	4,065	—	—	2,035	7,446
IRRF	500	—	24	—	52	—
	17,678	4,065	11,418	—	7,121	7,446
12.3. Installments
Special Tax Regularization Program (PERT) — Law 13496/2017
Response Group adhered to PERT (Federal Taxes to be Recovered) on August 30, 2017. The balances of taxes is due until April 2017, within the scope of the Attorney’s Office, were paid in up to 150 installments, with the amount of the installments in the first 5 months corresponding to 5% of the debt and the remaining balance in 145 installments. The installment correction index is the Selic.
Additionally, PM 783/17 was converted into Law 13496/17 on October 25, 2017, including a new installment payment method, where there is the possibility of using tax losses and negative basis of Social Contribution on Net Income — CSLL to deduct the combined debt within the scope of the Brazilian Federal Revenue Service.
The effects of adhering to PERT were recognized at the time of debt consolidation by the Federal Revenue Service of Brazil and the Attorney’s Office of the National Treasury, which occurred in December 2018, which is considered by Management the approval of the installment plan.
In August 2020, the Response Group settled the PERT-type installments.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Balance of installment payments as of December 31, 2021
The balance of installments as of December 31, 2021, comes basically from subsidiaries, and is composed as follows:
	Combined
	2021
	Current	Non-current
Simples national	—	1,285
Other PGFN debits	—	2,056
Social Security – RFB	—	139
Social Security – PGFN	—	328
Installment payment – INSS	13	124
PIS installment payment	—	20
COFINS Installment	—	94
Installment payment – IRRF	—	13
Other	—	6
	13	4,065
13. Leases liabilities
13.1. Right-of-use assets
Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (f)).
13.2. Leases liabilities
	Combined
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1, 2021	10,070	(1.129)	8,941
Additions	25,414	(4,133)	21,281
Business combination	4,716	(864)	3,852
Paymen – s – Principal	(6,820)	—	(6,820)
Interest payment	(573)	—	(573)
Interest appropriation	—	1,180	1,180
Exchange-rate change	3,806	—	3,806
Balance at December 31, 2021	36,613	(4,946)	31,667
Current	11,599	(1,964)	9,635
Non-current	25,014	(2,982)	22,032

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Combined
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1, 2020	4,367	(112)	4,255
Additions	1,709	(1,183)	526
Business combination	7,208	(280)	6,928
Paymen – s – Principal	(3,957)	—	(3,957)
Interest payment	(183)	—	(183)
Interest appropriation	—	446	446
Exchange-rate change	926	—	926
Balance at December 31, 2020	10,070	(1,129)	8,941
Current	3,645	(511)	3,134
Non-current	6,425	(618)	5,807
It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” — in current and non-current liabilities.
The lease payments maturity analysis was settled out in note 3.4.24.1 (c) showing the undiscounted lease payments to be received after the reporting date.
14. Provision for contingencies and judicial deposits
14.1. Breakdown
As of December 31, 2021, December 31, 2020 and January 1, 2020, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:
	Combined
	December 31, 2021		December 31, 2020		January 1, 2020
	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Probable contingencies:
Labor and social security contingencies	147	181	407	546	711	1,020
	147	181	407	546	711	1,020
The Group is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
14.2. Rollforward of provision for contingencies
Changes in provision for contingencies as of December 31, 2021, December 31, 2020 and January 1, 2020 are as follows:
Combined
(=) Balance at January 1, 2020	1,020
(+) Provisions made during the year	468
(-) Provisions reversed during the year	(120)
(-) Provisions used during the year	(822)
(=) Balance at December 31, 2020	546
(+) Provisions made during the year	63
(-) Provisions reversed during the year	(26)
(-) Provisions used during the year	(402)
(=) Balance at December 31, 2021	181
14.3. Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group’s companies.
On December 31, 2021, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.
The Group has labor contingencies classified as a possible loss as of December 31, 2021, in the amount estimated by its legal advisors of R$ 1,517 (as of December 31, 2020, in the amount of R$ 2,067 and as of January 1, 2020, in the amount of R$ 1,606).
15. Related parties
15.1. Breakdown
The transaction with related parties in the Response Group was carried out under the following conditions:
	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Assets
Loan (non-current)
Ambipar Participações e Empreendimentos S.A.	4,508	83	6,051
Ambipar Environment Reverse Manufacturing S.A.	622	621	562
Ambipar R&D Pesquisa, Desenvolvimento Ltda	48	48	18
Ambipar Logistics Ltda.	14,477	14,578	1,782

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Combined
	December 31, 2021	December 31, 2020	January 1, 2020
Environmental ESG Participações S.A.	532	332	327
Ambipar Eco Products S.A.	2,261	2,207	1,932
Ambipar Workforce Solution Mão de Obra Temp, Ltda.	5,759	5,373	4,469
Ambipar Environmental Solutio – s – Soluções Ambientais Ltda.	5,037	3,689	1,695
Ambipar Environment Waste Logistics Ltda,	1,352	1,387	2,021
Amazon Resíduos Ltda.	127	—	—
Disal Perú S.A.C	3	—	—
	34,726	28,318	18,857
Liabilities
Dividends payable
Controlling shareholder	31,154	—	—
Non-controlling shareholders	315	—	—
	31,469	—	—
Loan (non-current)
Ambipar Participações e Empreendimentos S.A.	470,824	52,886	62,017
Ambipar Eco Products S.A.	240	239	1,077
Ambipar Environment Waste Logistics Ltda,	1,088	1,088	1,088
Ambipar Environmental Solutions – Soluções Ambientais Ltda.	61	—	—
Environmental ESG Participações S.A.	9,595	—	—
Disal Chile Sanitarios Portables Ltda.	340	—	—
Gestión de Servicios Ambientales S.A.C.	13	—	—
	482,161	54,213	64,182
Profit or loss
Remuneration of key personnel	7,631	8,060	4,562

The remuneration of key personnel is recorded in profit or loss under labor obligation.
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group’s parent company, Ambipar Participações, i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Combined
	2021	2020
Statement of income (business transactions)
Net Revenues
Disal Chile Sanitarios Portables Ltda,	47	51
Ingeniería en Sanitización S.A.	—	1
Ingeclean Perú SAC	—	7
Gestión de Servicios Ambientales SAC	—	50
Inmobiliaria e Inversiones D&G Ltda,	—	28
	47	137
Costs
Disal Chile Sanitarios Portables Ltda,	—	(14)
Ingeniería en Sanitización S.A.	—	—
Gestión de Servicios Ambientales SAC	—	(191)
Inversiones Algarrobo S.A.	—	(296)
	—	(501)
Net Income (loss)	47	(364)
Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Centro de Soluções Compartilhadas — CSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Group.
15.2. Remuneration of key personnel
The remuneration of all directors of the group that corresponds to short-term benefits was R$ 7,631 in 2021 (R$ 8,060 on December 31, 2020, and R$ 4,562 on January 1, 2020).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in 2021, these benefits totaled R$ 172 (R$ 199 on December 31, 2020 and R$ 356 on January 1, 2020).
In 2021, no long-term benefits, termination of employment contracts or share-based remuneration were paid.
16. Shareholders’ equity
In the context of the combined financial statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this combined financial information include only two items named equity attributed to controlling interests and noncontrolling interests.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
The information disclosed in this note derives from the individual and combined financial statements of the combined companies.
16.1. Capital
Authorized capital
The Company authorized share capital consists of (in) a limited number of voting shares and (iii) a limited number of ordinary shares.
The subscribed and paid-in share capital of the Company is represented by 261,920,439, in the amount of R$261,920.
Share Capital (R$)
Balance, January 01, 2020	36,899,916
Balance, December 31, 2020	212,898,917
Balance, December 31, 2021	261,920,439
On December 31, 2020, the parent company Ambipar Participações signed with the Company a private instrument of Advance for Future Capital Increase (AFAC), in the amount of R$176,000, which refers to the corporate restructuring of the Group, to which the contracting parties attributed irrevocable and irreversible character.
In accordance with the agreement between Ambipar Participações and the Company, AFAC was converted into the share capital of Emergência Participações in January 2021, with the issue of 176,000,000 shares.
On October 5, 2021, the company approved a capital increase of R$ 49,021, with the issuance of 49,021,522 new common shares that were paid in through the transfer of all the shares of the capital stock of the investment in Ambipar Response Limited and Ambipar Howells Consultancy Limited.
16.2. Group reorganization
In 2021, the Group did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Group’s equity, (See Note 1.2).
16.3. Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company’s capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees. See below destination events to that unrealized profit reserve:

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Approval of 2020 profit allocations
On April 30, 2021, the Company approved in the AGO the allocation of net income verified in the fiscal year ended on December 31, 2020, corresponding to the amount of R$ 61,699, as follows: R$ 2,356 was allocated to the constitution of reserve legal and R$ 59,343 were allocated to the unrealized profit reserve.
Approval of 2021 profit allocations
Management will propose at the Annual Shareholders’ Meeting (AGO) the retention of the net income for the year, after the constitution of the legal reserve and the minimum mandatory dividend, as “Reserve of Unrealized Profits” in the amount of R$ 93,465, which can be realized when the profits attributed to the result of the equivalence of investments are realized, for example, with the receipt of dividends from subsidiaries and joint ventures.
In the 2022 fiscal year, the Company will distribute dividends in the amount of R$ 31,140 (R$0,06 per share), as a mandatory minimum dividend for the 2021 fiscal year, with no need for a supplementary resolution.
As a result of the above, the Company’s net income was distributed as follows:
	2021	2020
Net income for the year	131,117	61,699
Destination of the legal reserve (5%)	(6,559)	(2,356)
Distribution of income for the year	(31,140)	—
Appropriation in unrealized profit reserve	93,418	59,343
16.4. Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these combined financial statements considering Emergencia Participações S.A. as the ultimate parent company of the Group since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Emergencia Participações S.A. in the respective exercises.
Basic
Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.
Earning per share	2021	2020
Earnings per share operations attributable to shareholders of the parent company before deductions	138,142	66,054
Number of ordinary shares	48,615,599	36,898,917
Basic earnings per share (in Reais)	2,84	1,79
Diluted earnings per share (in Reais)	2,84	1,79
Diluted
As of December 31, 2021, the Company has no dilution of ordinary shares.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
16.5. Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.
16.6. Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Response Group on Suatrans Chile S.A. is 100%.
Response Inversiones Disal Emergencias
Assets and liabilities acquired at fair value
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329
Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable (*)	143,425
Response Inversiones Disal Emergencias
Determination of goodwill
Total amount of consideration, net	144,430
Total identifiable net assets	(26,329)
Goodwill paid on expected future profitability	118,101
Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.
Value of acquisition	US$26,185 (thousand)
Percentage acquired	100%

(*)
In 2021, the Group spent R$286,134 on acquisitions of companies, as mentioned in the cash flow statement, in investment activities. Of this amount, R$143,425 wih shareholders and R$142,709 came from business combinations with third parties (see 2021 business combination table in note 7).

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
17. Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i) Segment net revenue by region
	2021	2020
Net Revenue
Brazil	210,397	156,250
Latin America (Other than Brazil)	144,410	104,809
Europe	132,617	34,041
North America	334,779	69,184
Total	822,203	364,284
(ii) Segment non-current assets by region
From the total of non-current assets other than financial instruments and deferred tax assets, 31% is located in Brazil as of December 31, 2021 (2020 — 33% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:
	2021	2020
Net Revenue
Brazil	289,762	107,122
Latin America (Other than Brazil)	42,875	15,260
Europe	115,549	7,981
North America	478,813	197,025
Total	926,999	327,388
(iii) Major clients
As of December 31, 2021 and 2020, the Emergency Response Services has no customer representing more than 10% of its net revenue.
18. Net Revenues
The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.
The nature, amount, timing and uncertainty of Response Group net revenue and cash flows may be affected by economic factors. The economic factors that most impact Response Group net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
	Combined
	2021	2020
Net Revenue from domestic market (*)	210,397	156,249
Net Revenue in the foreign market	611,806	208,035
Net revenue from services rendered	822,203	364,284

(*)
Revenue represented by national (Brazil) clients.

19. Costs and expenses by nature
	Combined
	2021	2020
Material used in the rendering of services	(32,036)	(3,314)
Personnel and labor charges	(317,749)	(162,186)
Fuels	(24,744)	(1,764)
Freight and tolls	(2,683)	(1,958)
Maintenance of machinery, appliances, equipment, and vehicles	(24,306)	(3,608)
Taxes	(10,099)	(2,698)
Rent and condominiums	(8,884)	(4,606)
Rental of goods, vehicles, machinery, and equipment	(14,294)	(3,262)
Telephony expenses	(2,011)	(1,375)
Travel expenses	(12,588)	(6,258)
Depreciation and amortization	(60,163)	(22,519)
Advertising and publicity	(3,399)	(4,415)
Third party services	(89,455)	(27,454)
Other expenses	(41,762)	(28,981)
	(644,173)	(274,398)
Cost of services rendered	(618,691)	(256,147)
General, administrative and sale	(26,837)	(18,956)
Other operating revenues (expenses), net	1,355	705
	(644,173)	(274,398)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
20. Net financial income
	Combined
	2021	2020
Financial income
Discounts obtained	82	81
Interest charged	830	348
Revenues from interest earning bank deposit	3,714	1
Foreign-exchange income	5,636	6,481
Holding gain	40	456
Other	474	38
	10,776	7,405
	Combined
	2021	2020
Financial expenses
Interest paid	(1,610)	(1,942)
Interest right of use	(978)	(291)
Interest on loans	(7,454)	(3,848)
Discounts granted	(830)	(331)
Bank expenses	(362)	(460)
IOF	(1,108)	(616)
Foreign exchange costs	(163)	(5,644)
Other	(299)	(1,351)
	(12,804)	(14,483)
Net financial expense	(2,028)	(7,078)
21. Income tax and social contribution
(a) Breakdown of expense
	Combined
	2021	2020
Current income tax and social contribution	(23,773)	(11,274)
Deferred income tax and social contribution	(14,087)	(5,480)
Income tax and social contribution expense	(37,860)	(16,754)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
(b) Reconciliation of income tax and social contribution expenses
	Combined
	2021	2020
Income before income tax and social contribution	176,002	82,808
Tax calculated based on current rates – 34%	(59,841)	(28,155)
Reconciliation:
Equity in net income of subsidiaries	—	—
Recognition of deferred tax loss asset	(8,987)	(847)
Permanent difference adjustments in other jurisdictions	38,571	8,416
Adjustment in Tax regime Differences	(4,061)	—
Other adjustments in temporary and permanent differences	(3,542)	3,832
Income tax and social contribution	(37,860)	(16,754)
Effective rate of income tax and social contribution – %	21,5%	20,2%
(c) Deferred income tax and social contribution
The Group records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:
	Combined
Tax bases – Assets	December 31, 2021	December 31, 2020	January 1, 2020
Tax loss and negative basis	17,962	5,438	5,262
Temporary differences in another jurisdiction	8,470	11,600	9,283
Income tax – 25%	6,608	4,260	3,636
Social contribution – 9%	2,379	1,533	1,310
Income tax and social contribution – assets	8,987	5,793	4,946
	Combined
Tax bases – Liabilities	December 31, 2021	December 31, 2020	January 1, 2020
Provisions – temporary differences	(45,862)	(28,611)	(12,461)
Temporary differences in another jurisdiction	(52,384)	(9,397)	(6,629)
	(98,246)	(38,008)	(19,090)
Income tax – 25%	(24,562)	(9,502)	(4,773)
Social contribution – 9%	(8,842)	(3,421)	(1,718)
Income tax and social contribution – liabilities	(33,404)	(12,923)	(6,491)

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
(d) Changes in deferred income tax and social contribution
	Combined
Changes	December 31, 2021	December 31, 2020	January 1, 2020
Opening balance – assets, net of liabilities	(7,130)	(1,545)	(3,677)
Realization to statement of income	(14,087)	(5,480)	(701)
Other changes	(3,200)	(105)	2,833
Closing balance – assets, net of liabilities	(24,417)	(7,130)	(1,545)
(e) Realization of deferred income tax and social contribution
Realization per annum	December 31, 2021	December 31, 2020	January 1, 2020
2020	—	—	1,237
2021	—	1,448	1,237
2022	2,247	1,448	1,237
2023	2,247	1,448	1,235
2024	2,247	1,449	—
2025	2,246	—	—
	8,987	5,793	4,946
22. Cash flow information
Investment and financing transactions that do not involve cash.
	Combined
	2021	2020
Acquisition of property, plant, and equipment by financing	19,818	32,491
Operational lease	21,281	526
Balance payable for acquisition of investment	157,397	77,072
Accumulated translation adjustment	11,626	10,329
Interest of non-controlling shareholders	(18,622)	5,289
Dividends payable	(31,155)	—
Capital increase with AFAC	176,000	—
Capital increase with investment receipt	49,021	—
23. Subsequent events
a) Acquisition of investment
Item	Event	Date	Description
1	Acquisition of 100% of company First Response, through its direct subsidiary Ambipar Holding Canadá Inc.	February 2022	In February 2022, the Company announced the acquisition of 100% of First Response through its direct subsidiary Ambipar Holding Canada Inc., a company founded in 2007. First Response specializes in environmental emergency response

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
with a focus on fire, training, simulations, and outsourcing of firefighters and firefighting equipment, and is a reference in its segment. It has 8 operational bases in Canada, in the states of British Columbia and Alberta. In 2021, its net revenues amounted to 10,2 million Canadian dollars with an EBITDA of 2,1 million Canadian dollars.
2	1st Issuance of Emergency Participações S.A. debentures	February 2022	As of February 15, 2022, Emergência Participações conducted the 1st issue of simple debentures, unsecured, non-convertible into shares, in a single series with additional personal guarantee. A total of 335,500 debentures were issued, in the total amount of R$335,500, with a unit par value of R$1, with final maturity in February 2028.
3	Acquisition of 51% of the company Dracares Apoio Matítimo e Portuário Ltda.	March 2022	In March 2022, the Company announced the acquisition of a controlling interest in Dracares Apoio Marítimo e Portuário Ltda, a company specialized in offshore and onshore oil spill emergency services, operating its own vessels to combat oil spills, scouts for seismic vessels, vessels for environmental data collection and bathymetry. In 2021, it earned BRL 50 million with an Ebitda of BRL 14 million. For the Group, this acquisition: (i) allows the entry into the market of oil spill offshore and combating maritime pollution emergency services; (ii) increases the portfolio of environmental services and solutions; (iii) creates operational and administrative synergies and cross selling opportunities; aligned with its strategic growth plan, with capture of synergies and potential maximization of margins and return.
4	Acquisition of 51% of the company Flyone Service Aéreo Especializado, Comércio e Serviços Ltda.	March 2022	In March 2022, the Company announced the acquisition of a controlling interest in the company Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda., company specialized in air services for emergency response to forest fires, operating its own small, medium and large helicopters, ground support vehicles and special equipment. In 2021, it earned BRL 70 million with an EBITDA of BRL 21 million. For the Group, this acquisition: (i) allows the entry into the market of service of environmental emergences by aircraft; (ii) allows the reduction of response time for the calls of the current portfolio of customers

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
(iii) increases the portfolio of services and environmental solutions; (iv) generates operational, administrative synergies and cross selling opportunities; in line with its strategic growth plan, with capture of synergies and potential margin maximization and return.
5	Acquisition of 51% of company RG Consultoria Técnica Ambiental S.A. (“RG Consultoria”)	March 2022	On March 18, 2022, the company acquired 51% of the share capital of the company RG Consultoria Tecnica Ambiental S.A. specialized in emergency preparedness and response in the central region of the country.
6	Acquisition of 51% of company Bioenv Análises Ambientais Ltda (“Bioenv”) througt its subsidiary Ambipar Response ES S.A.	Jun 2022	The direct subsidiary Ambipar Response ES S.A. acquired 51% of the company Bioenv Análises Ambientais Ltda (“Bioenv”). Founded in 2008, BIOENV specializes in environmental analysis and develops several monitoring projects in Brazil, including for multinational companies. Located in the municipality of Aracruz/ES, it has a base with equipped analytical laboratories that allow an environmental assessment with quality accredited by CGCRE ISO/IEC INMETRO 17025. For the Group, this acquisition: (i) allows entry into the laboratory analysis market; (ii) increases the portfolio of environmental services and solutions; (iii) generates operational and administrative synergies and cross selling opportunities; in line with its strategic growth plan, capturing synergies and potentially maximizing margins and returns.
7	Business combination with HPX Corp. (“HPX”) (NYSE: HPX).	July 2022	On July 6, 2022, the parent company Ambipar Participações e Empreendimentos S.A., informed its shareholders and the market in general that Emergencia Participações S.A. entered into a business combination agreement with HPX Corp. (“HPX”) (NYSE: HPX), a special purpose acquisition company (SPAC) (“Business Combination”). With the mentioned Business Combination, the combined company is expected to have a pro-forma enterprise value of approximately R$3.1 billion, which represents an implied EV/EBITDA multiple of 11.1x based on reported EBITDA for the last twelve months ended March 31, 2022, and pro-forma implied equity value of approximately R$2.9 billion.
8	Acquisition of 100% of the company CTA Serviços em Meio Ambiente Ltda (“CTA”).	July 2022	In July, the company, through an acquisition of the controlled company CTA Serviços em meio ambiente Ltda. Founded in 1993, in Espírito Santo, CTA is a company specialized in

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
environmental services, having as main areas of readiness and response to the preservation and protection of flora and recovery of fauna in cases of environmental accidents. With net revenues of R$21.6 million and EBITDA of R$5.0 million in the year. For the Group, this acquisition is strategic and has synergy with current operations in Brazil, Latin America, North America, and Europe, contributing to the portfolio complement as follows: (i) Allows access to the market of environmental emergencies of protection and restoration of flora and rehabilitation of fauna, Reinforcing the operational structure of emergency response of Ambipar with Rehabilitation Centers for fauna contaminated by polluting products, technical support in unified emergency command centers and support for planning, preparation and participation in simulated exercises of environmental emergencies. (ii) Increase the portfolio of services in fauna and flora consulting, with the preparation of The Protection Plans for Fauna (PPAF), associated with existing environmental monitoring services; and (iii) Create cross selling opportunities in your current customer portfolio.
9	Acquisition of 100% of the company Graham Utilities.	July 2022	In July 2022, the subsidiary Ambipar Holding Canada announced the acquisition of 100% of the company Graham Utilities, through its subsidiary Ambipar Holding Canada Inc. Founded in 2015, Graham Utilities specializes in industrial services and emergency services for the highway, has a base strategically located 12 km from a navigation channel for the Ontario River, in Belleville, a province where Ambipar was not yet present. In 2021, it had a turnover of 3.2 million Canadian dollars, equivalent to R$14.1 million, and an EBITDA of 1.5 million Canadian dollars, equivalent to R$6.6 million. For the Group, this acquisition: (i) geographically expands the Company’s presence in North America, adding another province where the Company is present; (ii) Opens the possibility of the operation of Marine services in Canada; (iii) increases the portfolio of services and scale in North America; (iv) Generates operational, administrative synergies and cross selling opportunities; in line with its strategic growth plan, with synergy capture and potential margin maximization and return.

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
10	Acquisition of shareholding control of the company C-Tank	July 2022	In July 2022, the Company announced the acquisition of the shareholding control of the company C-Tank. Founded in 2015, C-Tank is a specialist in industrial and naval tank cleaning, offering onshore and offshore solutions for customers in different segments. Its operations are focused on the states of Rio de Janeiro and São Paulo and headquartered in Niterói. In 2021, C-Tank had a turnover of 41 million reais and an EBITDA of 19 million reais. This acquisition is strategic and generates synergies with Ambipar’s current operations, because: (i) allows entry into the marine tank cleaning segment; (ii) increases the portfolio of environmental services and solutions; (iii) brings operational and administrative efficiency and generates cross selling opportunities; and (iv) allows sharing of structure and team increasing the utilization rate and efficiency of assets. In line with other acquisitions, it scales and reinforces the one-stop shop model from which a single platform strengthens as a reference in environmental services.
11	Intercompany Loan Agreement between Ambipar and Emergencia	July 2022	On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia, under the abovementioned intercompany loans, of an aggregate amount of R$317,094,454,24. According to the Ambipar Intercompany Loan Agreement, Ambipar may elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian Reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 New Pubco Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement.
12	Acquisition of 100% of company Ridgeline Canada Inc. (“Ridgeline”), through its direct subsidiary Ambipar Holding Canadá Inc.	August 2022	Founded in 1999, Ridgeline specializes in emergency response and environmental services for companies in the oil and gas, utilities, mining and construction industries. It has 16 bases located in the provinces of British Columbia, Alberta and Saskatchewan, complementary to the current structure of Ambipar in Canada. In 2021, it had a turnover of 34.1 million Canadian dollars, equivalent to R$150.0 million, and an EBITDA of 4.2 million Canadian dollars, equivalent to

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
R$18.5 million. For the Group, this acquisition: (i) geographically expands the Company’s presence in North America, adding new provinces in Canada where the Company was not present; (ii) increases the portfolio of environmental services offered in North America; (iii) Generates operational, administrative synergies and cross selling opportunities; in line with its strategic growth plan, with capture of synergies and potential margin maximization and return.
13	New loan agreement with ITAU BBA International PLC	August 2022	In August 2022, in order to finance the acquisition of Witt O'Brien's, Ambipar Holding USA Inc. entered into a loan agreement with Itau BBA International PLC, pursuant to which Itau BBA International PLC granted a loan to Ambipar Holding USA Inc. in the principal amount of $90.0 million, bearing interest of 6.36% p.a., to be paid in nine half-yearly installments from March 2023 to March 2027, with payment of principal due on September 13, 2027.
14	Second Issuance of Debentures	September 2022	Second Issuance of Debentures means the issuance by Emergencia, on September 20, 2022, of an aggregate principal amount of R$250.0 million in a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028, pursuant to the Second Deed of Debentures. This amount was received by the Company in the first week of October 2022.
15	Acquisition of 100% of company Witt O’Brien’s, LLC (“Witt O’Brien’s”) through its direct subsidiary Ambipar Holding USA Inc.	October 2022	In October 2022, the Company announced the conclusion of the shareholding control of the company Witt O’Brien’s, LLC (“Witt O’Brien’s”), through its direct subsidiary Ambipar Holding USA Inc.. Created through the 2012 merger of O’Brien’s Response Management and Witt Associates, WOB is a global leader in the crisis and emergency management industry for blue-chip corporate clients and emergency and resilience programs for the public sector. In the corporate segment, WOB serves more than 1,200 customers and enjoys an attractive margin profile along with sustainable subscription-type revenues. Historically, this segment had a churn rate of less than 5%. Recent customers include 31 Fortune 100 companies, many of which are leaders in the oil, transportation, energy, media, and technology industries. The acquisition is consistent with Ambipar Response’s global expansion strategy and

RESPONSE GROUP
Notes to the combined financial statements
Years ended December 31, 2021 and 2020 and January 1, 2020
(In thousands of Reais, unless otherwise indicated)
Item	Event	Date	Description
accelerates its growth in the United States. WOB has an experienced and multifunctional leadership team, which is aligned with the execution of its business plan. In addition, it has an organizational structure configured to support its growth and the integration of Ambipar Response’s existing operations in the United States.

RESPONSE GROUP
Unaudited Interim Condensed Consolidated Statements of Financial Position
(In thousands of reais, unless otherwise indicated)
	Note	June 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	4	157,230	118,918
Trade and other receivables	5	326,072	234,288
Current tax assets	6.1	6,747	4,895
Other tax assets	6.2	11,685	13,308
Prepaid expenses		18,086	1,484
Advances to suppliers		26,561	47,283
Inventories		13,408	8,781
Other accounts equivalents		25,539	24,454
Current assets		585,328	453,411
Non-current assets
Related parties loans	16	41,041	34,726
Deferred taxes	22	6,308	8,987
Judicial deposits	15	116	147
Other accounts receivable		21,521	6,811
Property, plant and equipment	8	421,510	331,621
Goodwill	9	720,300	584,893
Intangible assets	9	9,945	10,485
Total Non-current assets		1,220,741	977,670
Total assets		1,806,069	1,431,081
	Note	June 30, 2022	December 31, 2021
Liabilities
Current liabilities
Loans and Financing	10	38,475	60,755
Debentures	11	13,409	—
Trade and other payables	12	51,701	39,573
Labor obligations		32,198	21,552
Dividends payable	16	31,469	31,469
Current income tax and social contribution payable	13	7,369	6,872
Other tax payable	13	22,273	17,678
Obligations from acquisition of investment	7	129,481	128,130
Lease liabilities	14	11,244	9,635
Other bills to pay		35,765	30,480
Current liabilities		373,384	346,144
Non-current liabilities
Loans and Financing	10	130,997	94,549
Debentures	11	330,201	—
Other tax expenses	13	7,626	4,065
Related parties loans	16	365,111	482,161
Deferred income tax and social contribution	22	35,832	33,404
Obligations from acquisition of investment	7	134,482	101,278
Provision for contingencies	15	129	181
Lease liabilities	14	22,100	22,032
Other bills to pay		19,157	9,349
Non-current liabilities		1,045,635	747,019
Total liabilities		1,419,019	1,093,163
Shareholders’ equity
Capital		261,920	261,920
Profit reserves		179,679	176,148
Capital transactions		(101,997)	(116,486)
Equity valuation adjustment		984	984
Accumulated translation adjustment		(71,994)	3,428
Retained earnings		78,285	—
Equity attributable to owners of the group	17	346,877	325,994
Non-controlling interest	17	40,173	11,924
Total equity		387,050	337,918
Total shareholders’ equity and liabilities		1,806,069	1,431,081
The accompanying notes are an integral part of the Unaudited Interim Condensed Consolidated Financial Statements.

RESPONSE GROUP
Unaudited Interim Condensed Consolidated Statements of Income
(In thousands of reais, unless otherwise indicated)
		Consolidated	Combined
	Note	June 30, 2022	June 30, 2021
Net Revenue	19	654,526	334,617
Cost of services rendered	20	(520,041)	(251,150)
Gross profit		134,485	83,467
Selling, general and administrative expenses	20	(14,043)	(13,856)
Other income, net expenses	20	5,163	(105)
Operating expenses		(8,880)	(13,961)
Operating profit		125,605	69,506
Finance costs	21	(28,847)	(6,556)
Finance income	21	5,535	12,435
Net finance costs		(23,312)	5,879
Profit before tax		102,293	75,385
Current income tax and social contribution	22	(14,685)	(11,007)
Deferred income tax and social contribution	22	(5,227)	(11,820)
Profit for the period		82,381	52,558
Profit Attributable to:
Owners of the group		78,285	51,723
Non-controlling interests		4,096	835
Number of shares at period end		261,920,439	212,898,917
Earnings per share (basic and diluted) at the end of the year – in R$		0.31	0.25
The accompanying notes are an integral part of the Unaudited Interim Condensed Consolidated Financial Statements.

RESPONSE GROUP
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
(In thousands of reais, unless otherwise indicated)
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Profit for the period	82,381	52,558
Items that are or may be reclassified subsequently to profit or loss:
Exchange rate change on goodwill on investee abroad	(1,070)	(217)
Accumulated translation adjustment	(74,352)	(14,584)
Other comprehensive loss for the period, net of tax	(75,422)	(14,801)
Total comprehensive income, net of taxes	6,959	37,757
Attributable to:
Owners of the group	78,285	51,723
Non-controlling interest	(71,326)	(13,966)
	6,959	37,757
The accompanying notes are an integral part of the Unaudited Interim Condensed Consolidated Financial Statements.

RESPONSE GROUP
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(In thousands of reais, unless otherwise indicated)
		Attributable to owners of the Group
	Note	Capital	Advances for future capital increase	Capital transactions	Legal reserve	Unrealized income reserve	Equity valuation adjustment	Accumulated translation adjustment	Retained earnings	Total attributable to the controlling shareholder	Non controlling interests	Total
Balances at January 1st, 2021		36,899	176,000	(3,458)	7,380	69,050	984	16,818	—	303,673	23,521	327,194
Advance for future capital increase	17,1	176,000	(176,000)	—	—	—	—	—	—	—	—	—
Transactions with shareholders		—	—	(103,906)	—	—	—	—	—	(103,906)	—	(103,906)
Distribution of profit from previous year		—	—	—	—	(307)	—	—	—	(307)		(307)
Participation of non-controllers		—	—	—	—	—	—	—	—	—	(23,317)	(23,317)
Adjustment from previous years		—	—	—	—	3,470	—	—	—	3,470	—	3,470
Other comprehensive loss		—	—	—	—	—	—	(14,801)	—	(14,801)	—	(14,801)
Net income for the period	17,4	—	—	—	—	—	—	—	51,723	51,723	835	52,558
Balance, June 30, 2021		212,899	—	(107,364)	7,380	72,213	984	2,017	51,723	239,852	1,039	240,891
Balance, December 31, 2021		261,920	—	(116,486)	13,939	162,209	984	3,428	—	325,994	11,924	337,918
Transactions with shareholders		—	—	14,489	—	—	—	—	—	14,489	—	14,489
Adjustment from previous years		—	—	—	—	3,531	—	—	—	3,531		3,531
Participation of non-controllers		—	—	—	—	—	—	—	—	—	24,153	24,153
Other comprehensive loss		—	—	—	—	—	—	(75,422)	—	(75,422)	—	(75,422)
Net income for the period	17,4	—	—	—	—	—	—	—	78,285	78,285	4,096	82,381
As of June 30, 2022		261,920	—	(101,997)	13,939	165,740	984	(71,994)	78,285	346,877	40,173	387,050
The accompanying notes are an integral part of the Unaudited Interim Condensed Consolidated Financial Statements.

RESPONSE GROUP
Unaudited Interim Condensed Consolidated Statements of Cash Flow — Indirect Method
(In thousands of reais, unless otherwise indicated)
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Cash flows from operating activities
Profit for the period	82,381	52,558
Adjustments for non-cash items
Depreciation and amortization	42,264	23,709
Expected credit losses	(28)	39
Residual value of written-off property, plant and equipment and intangible assets	23,433	3,820
Provision for contingencies	(144)	346
Income tax and social contribution – Deferred	5,227	11,820
Interest on loans and financing, debentures and exchange-rate change	(20,360)	1,758
Changes in assets and liabilities:
Accounts receivable	(71,614)	(29,618)
Recoverable taxes	45	(771)
Prepaid expenses	(14,711)	(110)
Advances to suppliers	25,248	(2,347)
Inventories	(2,043)	(501)
Other accounts receivable	12,723	(22,621)
Suppliers	3,409	(6,870)
Salaries and social security charges	9,500	3,851
Taxes payable	(3,518)	2,610
Other accounts payable	3,478	7,061
Cash generated from operating activities	95,290	44,734
Interest paid on loans and financing	(5,724)	(12,517)
Interest paid on leases	(1,185)	(72)
Income tax and social contribution	(595)	(1,162)
Net Cash generated from operating activities	87,786	30,983
Cash flow from investing activities
Cash spent on companies’ acquisitions; net of cash received	(140,365)	(182,291)
Payment of obligations from acquisition of investments	(40,116)	(30,752)
Acquisition of property, plant and equipment and intangible assets	(78,715)	(43,528)
Net cash used in investing activities	(259,196)	(256,571)
Cash flow from financing activities
Profit distribution – prior periods	—	(307)
Related parties	(101,675)	223,259
Lease payments – Principal	(7,332)	(1,971)
Proceeds from loans and financing	7,255	27,675
Funding of debentures	335,500	—
Payments of loans and financing – Principal	(33,396)	(31,031)
Payment of share issue costs	(5,299)	—
Net cash generated from financing activities	195,053	217,625
Increase in cash and cash equivalents	23,643	(7,963)
Exchange rate change in cash and cash equivalents	14,669	27,017
Cash and cash equivalents at the beginning of the period	118,918	61,754
Cash and cash equivalents at the end of the period	157,230	80,808
The accompanying notes are an integral part of the Unaudited Interim Condensed Consolidated Financial Statements.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
1. General information
Response Group (“Group”) is a direct subsidiary of Ambipar Participações e Empreendimentos S.A. (“Ambipar Group” or “Company”) in the Emergency Response segment, it’s part of the Group’s essence the commitment to sustainable matters, working on the ESG (“Environment, Social and Governance”) pillars within its business and supporting its clients.
The Response Group is engaged in the response to accidents with chemical products and pollutants, fighting fires, environmental emergencies on highways, railways, airports, ports, industries, mining and pipelines, and natural disasters. The Group also offers the environmental services in specialized industrial clean.
The Response Group is also specialized in Crisis Management and attendance to environmental, chemical and biological emergencies that affect the health, the environment, and property. Supported by state-of-the-art professionals, with excellence, technological equipment using techniques in the most security protocols, in order to contribute to excellence in care. The Response Group owns more than 300 bases around the world, employs more than 150,000 trained collaborators and responds to emergencies on call 24 hours a day, 365 days a year.
On July 13, 2020, Ambipar Group’ capital was open to the public in Brazil. It was the first environmental management company to join B3, the Brazilian stock exchange, starting to trade its shares in the Novo Mercado corporate governance segment with stock ticker code AMBP3.
1.1. Activity in the Response segment
The principal business activities of the Response Group comprise operating in prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, with its own bases and presence in 16 countries in South America, Europe, Africa, North America, and Antarctica. In addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
As of June 30, 2022 and December 31, 2021 the Response Group’s equity interests and their respective areas of activity are shown in Note 1.2 “Organization and Plan of Business Operation”.
1.2. Organization and Plan of Business Operation
a) Transfer of Ambipar Response Limited and Ambipar Howells Consultancy Limited to Emergência Participações S.A.
As per decided at the general meeting of the extraordinary reorganization on October 2021, following the plan of business operation for companies under common control, the entities Ambipar Response Limited (United Kingdom) and Ambipar Howells Consultancy Limited, both previously directly controlled by the Ambipar Group, became the wholly subsidiaries of Emergência Participações S.A. that provides the same activities as the original companies.
b) Incorporation of Ambipar Holding USA, Ambipar Holdings UK Limited, Ambipar Holding Canada e Ambipar Holding Ireland
In 2020 and 2021, the Response Group set up four holding companies, Ambipar Holding USA, Inc (“Ambipar USA”) Ambipar Holding Canada, Inc (“Ambipar Canada”), Ambipar Holdings UK Limited (“Ambipar UK”) and Ambipar Holding Ireland Limited (“Ambipar Ireland”) in order to acquire business in those locations, following the Response group’s plan of business operation.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
c) Acquisition of Inversiones Disal Emergencia
On June 28, 2021, the Group acquired 100% of the shares of Inversiones Disal Emergencia (“acquired”). As a result, the company Inversiones Disal Emergencia (“Acquired”) became a subsidiary of Emergência Participações S.A. with the same activities as the original company (See in Note 1.3).
List of subsidiaries
The Unaudited Interim Condensed Consolidated Financial Statements include the individual statements of the entities of the Response Group, listed below:
			Ownership held by Group		Ownership held by NCI
Company	Place of Business/ Country of Incorporation	Controller	30.06.2022%	31.12.2021%	30.06.2022%	31.12.2021%	Consolidation method
Emergência Participações S.A.	Brazil	Ambipar Participações	100.00	100.00	—	—	Full
Ambipar Howells Consultancy Limited	United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Limited	United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response S.A.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Insurance Corretora de Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Response Insurence – Atendimento a Seguros Ltda	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Atmo Hazmat Ltda	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Suatrans Chile S.A.	Chile	Emergência Participações	100.00	100.00	—	—	Full
Suatrans Peru SAC	Peru	Suatrans Chile	99.78	99.78	0.22	0.22	Full
Suatrans Training S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
SIS – Servicios Industriales Especializados S.A.	Chile	Suatrans Chile	99.99	99.99	0.01	0.01	Full
Horvefel S.A.	Uruguai	Suatrans Chile	100.00	100.00	—	—	Full
SABI Tech S.A.S	Colombia	Suatrans Chile	100.00	100.00	—	—	Full
Ambipar Holding USA, INC	United States of America	Emergência Participações	100.00	100.00	—	—	Full
Allied International Emergency LLC.	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
One Stop Environmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Intracoastal Invironmental, LLC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Custom Environmental Services, INC	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
EMS Environmental, Inc	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Swat Consulting Inc.	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Professional Emergency Resource Services	United States of America	Ambipar Holding USA	100.00	100.00	—	—	Full
Ambipar Holdings UK Limited	United Kingdom	Emergência Participações	100.00	100.00	—	—	Full
Enviroclear Site Service Limited	United Kingdom	Ambipar Holding UK	100.00	100.00	—	—	Full
Ambipar Holding Ireland Limited	Ireland	Ambipar Holding UK	100.00	100.00	—	—	Full
Lehane Environmental & Industrial Services Ltd	Ireland	Ambipar Holding Ireland	100.00	100.00	—	—	Full
Ambipar Holding Canadá, INC	Canadá	Emergência Participações	100.00	100.00	—	—	Full
Emerge Hydrovac Inc.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Lynx Creek Industrial & Hydrovac Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Orion Environmental Services Ltd.	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
First Response Inc	Canadá	Ambipar Holding Canadá	100.00	100.00	—	—	Full
Ambipar Response ES S.A.	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Ambipar Response Control Environmental Consulting S.A.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Orbitgeo Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response OGTEC Facilities Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Wastewater Control Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
			Ownership held by Group		Ownership held by NCI
Company	Place of Business/ Country of Incorporation	Controller	30.06.2022%	31.12.2021%	30.06.2022%	31.12.2021%	Consolidation method
Ambipar Response Geoweb Ltda.	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
Ambipar Response Geociências Ltda. (*)	Brazil	Ambipar Response ES	38.50	38.50	61.50	61.50	Full
Bioenv Análises Ambientais Ltda	Brazil	Ambipar Response ES	70.00	70.00	30.00	30.00	Full
RG Consultoria Técnica Ambiental S.A.	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
RG Consultoria Técnica Ambiental Brasil Ltda	Brazil	RG Consultoria	51.00	51.00	49.00	49.00	Full
JM Serviços Integrados Ltda	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
JM Serviços e Locações Ltda	Brazil	Emergência Participações	70.00	70.00	30.00	30.00	Full
Lacerda & Lacerda Serviços de Transportes e Emergências Ambientais Ltda	Brazil	Emergência Participações	100.00	70.00	—	30.00	Full
Desentupidora Belo Ltda	Brazil	Emergência Participações	—	70.00	100.00	30.00	Full
Ambipar Response Gás Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Inversiones Disal Emergencias S.A.	Chile	Emergência Participações	100.00	100.00	—	—	Full
Ambipar Atendimento Médico Hospitalar Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Fênix Emergências Ambientais Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
APW Ambiental e Transporte Ltda.	Brazil	Emergência Participações	100.00	100.00	—	—	Full
Dracares Apoio Marítimo e Portuário Ltda	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	Brazil	Emergência Participações	51.00	51.00	49.00	49.00	Full

(*)
The subsidiary Ambipar Response ES has a 55% interest in Ambipar Response Geociências Ltda. The Company has a 70% interest in Ambipar Response ES, thus the Group has 38.50% control over the subsidiary.

1.3. Objective of preparing and presenting the unaudited interim condensed combined financial information for the six-months period ended June 30, 2021
The unaudited interim condensed combined interim financial information for the six-months period ended June 30, 2021, presented for comparative purposes as required by International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”), has been prepared on a combined basis as common control transaction to reflect the reorganization completed by December 31, 2021, disclosed in note 1.2 (a). Therefore, this unaudited interim condensed combined interim financial information presents properly the Response group’s performance for 6 six-months period ended June 30, 2021 considering that Emergência Participações S.A. was the parent company of the Response Group.
After the reorganization referred above Emergência Participações S.A. became the parent company of all the entities belonging to the Response group. Consequently, the interim financial information for the six-months period ended June 30, 2022 has been prepared and presented on a consolidated basis in accordance with IFRS 10 — Consolidated financial statements.
1.4. Authorization to issue these Unaudited Interim Condensed Consolidated Financial Statements
The issue of these Unaudited Interim Condensed Consolidated Financial Statements was authorized by the Management on December 12, 2022.
2. Description of significant accounting policies
2.1. Basis of presentations
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared and presented in accordance with International Accounting Standard 34, Interim Financial Reporting, within the framework of International Financial Standards as issued by the International Accounting Standards Board.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
The Unaudited Interim Condensed Consolidated Financial Statements are expressed in thousands of Reais (“R$”), and the reporting of amounts in other currencies, when needed, is also expressed in thousands, unless otherwise indicated.
The preparation of Consolidated Financial Statements requires Management to make judgments, use estimates and adopt assumptions that affect the amounts presented for revenues, expenses, assets and liabilities, including contingent liabilities. However, uncertainty relating to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.
Response Group’s Management states and confirms that all relevant information for the Unaudited Interim Condensed Consolidated Financial Statements is being evidenced and corresponds to the one used by Management in the administration.
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared on the historical cost’s basis, except certain financial assets and liabilities that measured at their fair value.
The Response Group’s businesses included in these Unaudited Interim Condensed Consolidated Financial Statements are not generated as a single legal entity. These Interim Consolidated Financial Statements are, therefore, not necessarily indicative of performance, cash flows obtained, and possessing actual equity and financial situation, as if this Response Group had operated in a single legal entity during the years, or indicative of future results.
The Unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going concern basis, which assumes that the Response Group will be able to discharge its liabilities.
2.2. Basis of consolidation
These Unaudited Interim Condensed Consolidated Financial Statements include the results of the Company and all its subsidiary undertakings made up to the same accounting date. All intra-Group balances, transactions, income and expenses are eliminated in full on consolidation. The results of subsidiary undertakings acquired or disposed of during the period are included or excluded from the consolidated income statement from the effective date of acquisition or disposal.
2.3. New and amended standards adopted
A number of amended standards became applicable for the current reporting period. the Response Group was not required to change its accounting policies or make retrospective adjustments as a result of adopting the applicable amended standards.
2.4. New accounting standards issued but not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Of those standards applicable to the Response Group, they are not expected to have a material impact on these Unaudited Interim Condensed Consolidated Financial Statements.
2.5. Impacts on the Group and measures taken — COVID-19
Since the beginning of the pandemic, Response Group have implemented a Contingency Committee, which is working on several fronts and meets periodically to make the necessary decisions, mainly aiming to take care of the health of all their employees. Some of the actions taken are listed below: installation of the decontamination tunnel at the entrance to the Group’s facilities; environment disinfection carried out periodically; home office adoption for part of the employees, including those considered to be at risk; and availability of a Virtual Doctor. The decisions taken are constantly reassessed, according to the development of the facts, determinations, and guidelines of the competent authorities.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
The Group’s Management believes that the profile of the services provided by their business units has shown to be in line with the current situation, as a substantial part of the net revenue is based on long-term contracts with high predictability of net revenue and considered essential for their clients and society. In addition, Response Group now offer disinfection services for commercial, industrial, and administrative environments, which demonstrates the Group’s capacity for innovation to capture opportunities, even in adverse times.
If the duration of the pandemic contagion curve resulting from COVID-19 extends over time, it could cause a natural slowdown in the economies of the countries in which they operate, but the Group can assure to be a robust business and to own sufficient capital structure to face an even more adverse scenario.
They emphasize that the Group’s Management also periodically reviews its cost structure, maintaining a robust growth plan with investments to complement their service portfolio and global operations, combining capillarity and quality in the services provided.
3. Basis of measurement
3.1. Currency translation
(a) Functional and presentation currency
Items included in Response Group’s Interim Consolidated Financial Statements are measured using the currency of the primary economic environment in which companies operate (“the functional currency”). The Unaudited Interim Condensed Consolidated Financial Statements are presented in Reais (R$). All financial information disclosed has been rounded to the nearest value, except otherwise indicated.
(b) Foreign currency
Transactions with foreign currencies are converted into functional currency by using exchange rates prevailing on the transaction or valuation dates when the items are measured. Exchange gains and losses resulting from the settlement of those transactions and from the translation at year-end exchange rates referring to monetary assets and liabilities in foreign currencies, are recognized in the statement of income. Foreign exchange gains and losses related to accounts receivable, suppliers and loans are presented in the statement of income as financial revenue or expense.
(c) Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated in euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into euro at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in OCI and accumulated in the Translation reserve, except to the extent that the translation difference is allocated to NCI.
When a foreign operation in disposed of in its entirety or partially such as that the control, significant influence, or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation in reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.
3.2. Use of accounting estimates and judgment
The preparation of the Unaudited Interim Condensed Consolidated Financial Statements in accordance with IFRS issued by IASB requires management to make judgments, estimates and assumptions that affect

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination.
Estimates and assumptions are reviewed in a continuous manner. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future periods affected. The information on critical judgments that refer to accounting policies adopted that have effects on amounts recognized in the Unaudited Interim Condensed Consolidated Financial Statements is presented in the following notes:
Impairment of non-financial assets
As stated in note 3.6, impairment testing involves calculating the value in use or the fair value less cost of disposal, when applicable, of the cash generating units to which the goodwill or other non-financial assets have been assigned. The value in use is determined by estimating five years of future cash flows, a perpetual value and using a discount rate that comprises three components: time value in money, the appropriate risk premium and uncertainty about the future cash flows. Hence, it relies on several critical judgements, estimates and assumptions. For more information on estimates and assumptions used in impairment testing, refer to note 8.
Revenue recognition
The Group applies certain judgment in assessing the terms of revenue from contracts with customers to determine whether the contract involves the delivery of service (revenue recognized over time). The Group evaluates each contract individually, its critical terms and business relationship with its customer and any associated third party.
Lease term
The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group has the option, under some of its leases, to lease the assets for additional terms. The Group applies judgment in evaluating whether it is reasonably certain to exercise the option to renew, it considers all relevant factors that create an economic incentive for it to exercise the renewal such as contractual terms and conditions for the optional periods compared with market rates and the length of a non-cancellable period of a lease.
After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).
Residual value and estimated useful life of property, plant and equipment and intangible asset (finite useful lives)
As stated in note 3.5 and 3.7, Intangible and property, plant and equipment assets are amortized over their useful lives. The useful life is based on management’s estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.
Business Combination Accounting
We recognize, separately from goodwill, the identifiable assets acquired, and liabilities assumed at their estimated acquisition date fair values. We measure and recognize goodwill as of the acquisition date as the excess of: (a) the aggregate of the fair value of consideration transferred, the fair value of any non-controlling

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
interest in the acquiree (if applicable) and the acquisition date fair value of our previously held equity interest in the acquiree (if applicable), over (b) the fair value of net assets acquired, and liabilities assumed. At the acquisition date, we measure the fair values of all assets acquired and liabilities assumed that arise from contractual contingencies. We measure the fair values of all non-contractual contingencies if, as of the acquisition date, it is more likely than not that the contingency will give rise to an asset or liability.
Expected credit losses related to trade and other receivables
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
Income taxes
The calculation of current and deferred income taxes requires us to make estimates and assumptions and to exercise judgement regarding the carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results, the timing of reversal of temporary differences and possible audits of income tax filings by the tax authorities.
Changes or differences in underlying estimates or assumptions may result in changes to the current or deferred income tax balances on the consolidated statements of financial position, a charge or credit to income tax expense in the Consolidated statements of operations and comprehensive income (loss) and may result in cash payments or receipts.
All income tax filings are subject to audits and reassessments. Changes in interpretations or judgements may result in a change in our income tax provisions in the future. The amount of such a change cannot be reasonably estimated.
3.3. Cash and cash equivalents
Cash and cash equivalents include cash, bank deposits, highly liquid short-term investments, redeemable in up to three months or less, with an insignificant risk of change in fair value and for the purpose of meeting short-term commitments.
3.4. Financial instruments
3.4.1. Financial assets
Recognition and measurement
Purchases and sales of financial assets are recognized on trading date, Investments are initially recognized at fair value plus transaction cost for all financial assets not classified at fair value recognized in income (loss).
Financial assets at fair value recognized in the income (loss) are initially recognized at fair value, and transaction costs are charged to statement of income in the period they occur.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
The fair value of publicly quoted investments is based on the current purchase price. If the market of a financial asset is not active, the Response Group establishes the fair value using valuation techniques. These techniques include the use of recent transactions contracted from third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models, privileging market information and minimizing the use of information generated by Management.
Classification
In the initial recognition, a financial asset is classified as measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVTOCI”); or (iii) fair value through profit or loss (“FVTPL”).
A financial asset is measured at amortized cost if it meets both conditions below: (i) the asset is held within a business model whose purpose is to collect contractual cash flows; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that are only payments of principal and interest on the outstanding principal value.
A financial asset is measured in FVOCI only if it meets both conditions below: (i) the asset is maintained within a business model whose purpose is achieved by both the collection of contractual cash flows and the sale of financial assets; and (ii) the contractual terms of financial assets give rise, on specific dates, to cash flows that refer to payments of principal and interest on the outstanding principal value. All other financial assets are classified as measured at fair value through profit or loss.
In addition, upon initial recognition, the Response Group may, irrevocably, designate a financial asset that satisfies the requirements to be measured at amortized cost, FVTOCI or even FVTPL. This designation is intended to eliminate or significantly reduce a possible accounting mismatch stemming from the result produced by the respective asset.
Financial assets — Business model assessment
The Response Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed, and information is provided to management. The information considered includes:
•
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•
how the performance of the portfolio is evaluated and reported to the Response Group’s management;

•
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•
how managers of the business are compensated — e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Response Group’s continuing recognition of the assets.
Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Financial assets — Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition, ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Response Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition, in making this assessment, the Response Group considers:
•
contingent events that would change the amount or timing of cash flows.

•
terms that may adjust the contractual coupon rate, including variable-rate features;

•
prepayment and extension feature; and

•
terms that limit the Response Group’s claim to cash flows from specified assets (e.g., non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual per amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets — Subsequent measurement and gains and losses
Financial assets at FVTPL	These assets are subsequently measured at fair value, Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses, Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value, Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value, Dividends are recognized as income in profit or loss unless the dividend clearly represents a investment’s cost part recovery. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Trade accounts receivable
Trade accounts receivable correspond to the amount’s receivable from clients for the rendering of service carried out in the normal course of Group’s activities. If the payment term is equivalent to one year or less (or any other term that is in conformity with Group’s normal cycle), accounts receivable are classified as current assets. Otherwise, they are presented in non-current assets.
Trade accounts receivable are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method less expected impairment losses on accounts receivable, in practice, they are usually recognized at the billed amount, adjusted by provision for impairment, if necessary.
Recognition and derecognition
The financial instrument is recognized in the Unaudited Interim Condensed Consolidated Financial Statements when the entity becomes a party to the financial instrument contract. An entity removes a financial liability from its statement of financial position when its obligation is extinguished. An entity removes a financial asset from its statement of financial position when its contractual rights to the asset’s cash flows expire; when it has transferred the asset and substantially all the risks and rewards of ownership; or when it has transferred the asset and has retained some substantial risks and rewards of ownership, but the other party may sell the asset. The risks and rewards retained are recognized as assets.
Impairment of financial assets
Expected credit losses
The expected loss on doubtful accounts is established when there is objective evidence that the Group will not be able to collect all amounts according to the accounts receivable original terms.
It is formed in an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
a) Recognition
The Response Group recognizes loss allowances for ECLs on:
•
financial assets measured at amortized cost;

•
debt investments measured at FVOCI; and

•
contract assets.

The Response Group also recognizes loss allowances for ECLs on lease receivables, which are disclosed as part of trade and other receivables.
The Response Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•
debt securities that are determined to have low credit risk at the reporting date; and

•
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Loss allowances for trade receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Response Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Response Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Response Group considers a financial asset to be in default when:
•
the debtor is unlikely to pay its credit obligations to the Response Group in full, without recourse by the Response Group to actions such as realizing security (if any is held); or

•
the financial asset is more than 90 days past due.

The Response Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Response Group is exposed to credit risk.
b) Measurement
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Response Group expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.
c) Credit-impaired financial assets
At each reporting date, the Response Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable data:
•
significant financial difficulty of the debtor;

•
a breach of contract such as a default or being more than 90 days past due;

•
the restructuring of a loan or advance by the Response Group on terms that the Response Group would not consider otherwise;

•
it is probable that the debtor will enter bankruptcy or other financial reorganization; or

•
the disappearance of an active market for a security because of financial difficulties.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
d) Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.
For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.
e) Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.
Derecognition of financial assets
A financial asset (or, when appropriate, part of a financial asset or part of a group of similar financial assets) is written off when: (i) the rights to receive cash flows from the asset have expired; and (ii) the Group transferred its rights to receive cash flows of the asset or has assumed an obligation to fully pay cash flows received, without significant delay, to a third party under terms of an “on lending” agreement; and (a) the Group has substantially transferred all risks and benefits related to the asset; or (b) the Group has not transferred and has not substantially retained all risks and benefits related to the asset, but has transferred control over that asset.
When the Group transfers its rights to receive cash flows from an asset or enters into a transfer agreement and does not transfer or substantially retain all risks and benefits related to the asset, an asset is recognized to the extent of the Group’s ongoing involvement with this asset.
3.4.2. Financial liabilities
Initial recognition, classification and measurement
A financial asset or financial liability is measured initially at fair value. Subsequent measurement depends on the category of financial instrument. Some categories are measured at amortized cost, and some at FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Interest rate benchmark reform
When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Group updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by the reform. A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if the following conditions are met:
•
the change is necessary as a direct consequence of the reform; and

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
•
the new basis for determining the contractual cash flows is economically equivalent to the previous basis — i.e., the basis immediately before the change.

When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, the Group first updated the effective interest rate of the financial asset or financial liability to reflect the change that is required by interest rate benchmark reform. After that, the Group applied the policies on accounting for modifications to the additional changes.
Borrowing costs
Cost of loans attributed to the acquisition, construction or production of an asset that necessarily demands a substantial period of time to become ready for intended use or sale is capitalized as part of this asset’s cost.
Loan costs are comprised by interest and other costs that the Group incurs in connection with fundraising.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, canceled, or expired. When an existing financial liability is replaced by another of the same lender with substantially different terms, or the terms of an existing liability are significantly changed, this substitution or alteration is treated as a write-off of the original liability and recognition of a new liability, whereas the difference in the corresponding book value is recognized in the statement of income.
Loans and financing
Borrowings and financing are initially recognized at fair value, net of costs incurred in the transaction and are subsequently stated at amortized cost.
Any difference between the amounts raised (net of transaction costs) and the settlement amount is recognized in the income statement during the period while the loans are outstanding, under the effective interest rate method.
Loans and financing are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
3.5. Intangible assets and Goodwill
(i) Software
Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets where the following criteria are met:
•
it is technically feasible to complete the software so that it will be available for use;

•
management intends to complete the software and use or license it there is an ability to use or sell the software;

•
it can be demonstrated how the software will generate probable future economic benefits;

•
adequate technical, financial and other resources to complete the development and to use or sell the software are available; and

•
the expenditure attributable to the software during its development can be reliably measured.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Directly attributable costs that are capitalized as part of the software include employee´s costs and an appropriate portion of relevant overheads.
Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.
(ii) Goodwill
Goodwill is measured as described in note 9, Goodwill on acquisitions of subsidiaries is included in intangible assets, Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes.
(iii) Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to the initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
(iv) Other Intangibles
Other intangible assets, including client’s portfolio, patents and trademarks, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(v) Amortization
Amortization is recognized in the Unaudited Interim Condensed Consolidated statement of Income (loss) based on the straight-line method in relation to the estimated useful lives, since this method is the closest that reflects the consumption pattern of future economic benefits incorporated into the asset. The estimated useful lives of intangible assets are as measured as described in note 9 (b).
The assets’ net book values and useful lives are reviewed at each reporting date, and adjusted prospectively, where applicable.
In the semester ended June 30, 2022, the Group reviewed the estimated useful lives of these assets, and no significant change was identified.
Other intangible assets, including customer relationships, work force, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
3.6. Impairment of non-financial assets
An impairment loss is recognized in the Unaudited Interim Condensed Consolidated statement of income (loss) for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).
Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. Therefore, impairment losses recognized for goodwill cannot be reversed in a subsequent period.
3.7. Property, plant, and equipment
Property, plant, and equipment (PPE) are stated at historical cost less accumulated depreciation and accumulates impairment losses (if applicable). Historical cost includes expenses directly attributable to the acquisition of items. Historical cost also includes financing costs related to the acquisition of qualifying assets.
Subsequently incurred costs are added to the asset’s book value or are recognized as a separate asset, as applicable, and only when it is likely that associated future economic benefits will flow and that the item’s cost can be reliably measured.
The book value of replaced items and parts is written off. All other maintenance and repair costs are recorded as a contra entry to income (loss) for the year, when incurred.
Lands are not depreciated. Depreciation of other assets is calculated using the straight-line method, with the costs of other assets being allocated to their residual values over the estimated useful life. Assets under development are not depreciated until they are available for use. Property, plant, and equipment useful lives are disclosed in note 8.
Residual values and the useful lives of material assets are reviewed and adjusted, if adequate, at the end of each year and depreciated using the straight-line method.
An asset’s book value is immediately written down to its recoverable amount if the asset’s book value is greater than its estimated recoverable amount, as impairment.
An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between net disposal proceeds and the carrying amount of the asset) is included as a gain or loss in the Consolidated statement of operations in the period the asset is de-recognized.
Gains and losses from disposals are determined when the asset is derecognized by the comparison of results with the book value and are recognized in “Other net operating revenues (expense)” in the statement of income, as incurred.
3.8. Trade accounts payable and other accounts payable
Trade accounts payable and other accounts payable are obligations due for assets or services acquired from suppliers in the normal course of businesses and are classified as current liabilities if payment is due within one year. Otherwise, trade accounts payable are presented as non-current liabilities.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
They are initially recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method. In practice, they are usually recognized at the amount of the related invoice.
3.9. Provisions
Provisions for lawsuits (labor, civil and tax) are recognized when: the Group has a present or constructive obligation as result of past events; it is likely that an outflow of funds will be required to settle the obligation; and if the amount can be estimated reliably, Provisions are not recognized for future operating losses.
When there is a series of similar obligations, the probability of settling them is determined by considering all obligation as a whole. A provision is recognized even if the likelihood of settlement related to any individual item included in the same class of obligations is small.
The provisions are measured at the present value of the expenditures that shall be necessary to settle the obligation, using a pre-tax rate which reflects the current market evaluations as to the value of the cash over time and the specific risks of the liability. The increase in the obligation over time is recognized as a financial expense.
3.10. Income tax
Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.
3.10.1. Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.
Companies under the deemed income system
There are companies that opted for taxation based on estimated profit. The income tax and social contribution, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% more than R$ 240 for income tax and 9% for social contribution, both applied to a percentage of 32% gross revenue.
Companies under the taxable income system
The income tax and social contribution of current year are calculated based on the rates of 15% plus a surcharge of 10% on taxable income more than R$ 240 for income tax and 9% on taxable income for social contribution on net income and take into account (if any) tax loss carry forward and negative basis of social contribution, limited to 30% of taxable income.
The Group operates in several international tax jurisdictions. Judgement is required in respect of the interpretation of state, federal and international tax law and practices as service provider and tax continues to evolve.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
3.10.2. Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•
temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•
taxable temporary differences arising on the initial recognition of goodwill.

Temporary differences in relation to a right-of-use asset and a lease liability for a specific lease are regarded as a net package (the lease) for the purpose of recognizing deferred tax.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. There are no unrecognized tax losses or tax credits.
Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. For this purpose, the carrying amount of investment property measured at fair value is presumed to be recovered through sale, and the Group has not rebutted this presumption.
Deferred tax liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relates to the same taxable entity and the same taxation authority.
3.11. Revenue recognition
The revenue is stated net of taxes, returns, rebates or discounts, its recognition is in accordance with IFRS 15 — Revenue from customer contracts, which establishes a five-steps model to determine how and when it will be recognize, as well as its measurement, provided that revenues and costs can be measured reliably.
The Group revenue recognizes revenue when control of the promised services is transferred to the customer, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those services.
In addition, specific criteria for each of the Group’s activities must be met, as described below:
Rendering of services
The Group provides emergency services that includes prevention, training, and emergency response.
Revenues are generated from services at customer sites or other locations. Response services for environmental emergencies include any scale from man-made disasters such as oil spills, to natural disasters

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
such as hurricanes. Emergency response services are provided based on purchase orders or agreements with customers and include prices generally based upon daily, hourly or job rates for equipment, materials and personnel.
The Group recognizes revenue for these services over time, as the customer receives and consumes the benefits of the service as they are being performed and the Group has a right to receive for performance completed to date. The Group uses the input method to recognize revenue over time, based on time and materials incurred. The duration of such services can be over the number of hours, days or even months for larger scale projects. In this situation, can be recognized unbilled revenue.
3.12. Leases liabilities
As a lessee
At inception of a contract, the Group assesses whether a contract is, or contains, a lease liability. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for of the period agreed time in exchange for consideration.
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component based on its relative stand-alone prices. However, for the leases of property the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines it’s the range incremental borrowing rate from 7,08% to 8,5% as each year by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise the following:
•
fixed payments, including in-substance fixed payments;

•
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•
amounts expected to be payable under a residual value guarantee; and

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
•
the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
From January 1st, 2021, where the basis for determining future lease payments changes as required by interest rate benchmark reform, the Group remeasures the lease liability by discounting the revised lease payments using the revised discount rate that reflects the change to an alternative benchmark interest rate.
The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘loans and borrowings’ in the statement of financial position.
Short-term leases and leases of low-value assets
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
3.13. Distribution of dividends and interest on own capital
Payment of dividends and interest on capital to Group shareholders is recognized as a liability in the Unaudited Interim Condensed Consolidated Financial Statements at the end of the year, based on the by-laws that govern the Group’s companies.
Any amount above the mandatory minimum is provisioned only on the date of its approval by the shareholders.
The tax benefit of interest on own capital is recognized in the statement of income.
3.14. Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at least, an input and substantive process and whether the acquired set has the produce outputs ability.
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. The goodwill constituted in the business combination is recorded in non-current assets, subgroup of intangible assets. Any goodwill that arises is recorded in intangible assets and tested annually

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.
Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured, and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.
If the Company makes a purchase of an investment and part of the amount is in installments, the accounts payable is recorded in the item Obligations from acquisition of, as mentioned in Note 7.
3.15. Non-controlling interests
The interest attributable to non-controlling shareholders was calculated based on the percentage of 49% on the total shareholders’ equity in 2022 and 30% on the 2021.
Set out below is summarized financial information for NCI that are material to the Group for June 30, 2022:
	JM Serviços Integrados S.A.	Lacerda & Lacerda Serv.de Transp.e Emergências Ambientais Ltda	AMBIPAR Response ES S.A. (*)	Dracares Apoio Maritimo E Portuario Ltda.	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda.	RG Consultoria Tecnica Ambiental S.A.	Total
	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022	June 30, 2022
Summarized statement of financial position
Current assets	8,305	16,816	37,798	5,018	25,243	2,957	96,137
Current liabilities	(4,237)	(2,394)	(22,065)	(6,938)	(15,747)	(590)	(51,971)
Current net assets	4,068	14,422	15,733	(1,920)	9,496	2,367	44,166
Non-current assets	15,052	1,750	33,434	24,106	44,613	1,594	120,549
Non-current liabilities	(14,146)	(12,573)	(15,396)	(3,467)	(20,522)	(642)	(66,746)
Non-current net assets	906	(10,823)	18,038	20,639	24,091	952	53,803
Net assets	4,974	3,599	33,771	18,719	33,587	3,319	97,969
Net assets controlling	4,974	3,599	32,493	18,719	33,587	3,319	96,691
Net assets nom-controlling	—	—	1,278	—	—	—	1,278
Accumulated NCI 2021	—	—	—	—	—	—	11,924
Others adjustment from non-controlling	(4)	662	335	9,172	16,458	1,626	28,249
Accumulated NCI adjusted 2022							40,173

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	JM Serviços Integrados S.A.	Lacerda & Lacerda Serv.de Transp.e Emergências Ambientais Ltda	AMBIPAR Response ES S.A. (*)	Dracares Apoio Maritimo E Portuario Ltda.	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda.	RG Consultoria Tecnica Ambiental S.A.	Total
Summarized statement of financial position
Revenue	7,926	3,201	37,536	27,608	28,809	4,211	109,291
Cost of services rendered	(5,599)	(1,490)	(31,781)	(19,873)	(13,246)	(2,810)	(74,799)
Gross profit	2,327	1,711	5,755	7,735	15,563	1,401	34,492
Selling, general and administrative expenses	(1,761)	(371)	(4,277)	(1,555)	(8,332)	(409)	(16,705)
Other expense	(15)	—	397	248	95	315	1,040
Operating expenses	(1,776)	(371)	(3,880)	(1,307)	(8,237)	(94)	(15,665)
Operating profit	551	1,340	1,875	6,428	7,326	1,307	18,827
Finance costs	(946)	(53)	(1,154)	(755)	(2,098)	(22)	(5,028)
Finance income	10	1	881	34	88	1	1,015
Net finance costs	(936)	(52)	(273)	(721)	(2,010)	(21)	(4,013)
Profit before tax	(385)	1,288	1,602	5,707	5,316	1,286	14,814
Income tax and social contribution	373	(502)	(1,181)	(2,894)	(1,496)	(200)	(5,900)
Profit for the year	(12)	786	421	2,813	3,820	1,086	8,914
Profit for the year controlling	(12)	621	267	1,435	1,948	554	4,813
Profit for the year non-controlling	(4)	165	154	1,378	1,872	532	4,097
Interest attributable to non-controlling shareholders	30.00%	30.00%	30.00%	49.00%	49.00%	49.00%

(*)
The information on Ambipar Response ES S.A. in this table is consolidated and have their subsidiaries shown in the table at note 1.2.

3.16. Segment reporting
For reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Group, which is comprised of the Chief Executive Officer of the Group, reviews the Consolidated results as a geographical area disaggregated by domestic market and foreign market as a whole market. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a Consolidated basis for all subsidiaries and business lines.
The Group’s net revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the Unaudited Interim Condensed Consolidated Financial Statements.
For more information regarding the Group’s non-current assets and net revenue by geographic area, refer to note 8.
3.17. Earnings per share — basic and diluted
The Company calculates basic earnings per share using the total average weighted number of outstanding ordinary shares during the period corresponding to income, in accordance with accounting pronouncement IAS 33.
3.18. Prepaid expenses
Those are basically disbursements made in advance, which will be charged to the result as soon as the expenses are actually incurred.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
3.19. Transactions eliminated on combination
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
3.20. Finance income and finance costs
The Group’s finance income and finance costs include:
•
interest income.

•
interest expense.

•
the net gain or loss on financial assets at FVTPL; and

•
the fair value loss on contingent consideration classified as a financial liability.

The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to:
•
the gross carrying amount of the financial asset; or

•
the amortized cost of the financial liability.

In calculating interest income and expense, the effective interest rate is applied to the gross carrying amount of the asset (when the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that have become credit-impaired after the initial recognition, interest income is calculated by applying the effective interest rate to the amortized cost of the financial asset, if the asset is no longer credit-impaired, then the calculation of interest income reverts to the gross basis.
3.21. Share capital
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, Income tax relating to transaction costs of an equity transaction is accounted for in accordance with IAS 12.
3.22. Financial risk management
The Group is party to transactions involving financial instruments for the purpose of financing its activities or investing its available funds.
The management of these risks is performed through the definition of conservative strategies aiming at liquidity, profitability and safety. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market.
In the semester ended June 30, 2022, there were no transactions involving derivative financial instruments with speculative purposes and compound financial instruments with embedded derivatives.
Financial instruments are recognized only as from the date the Group becomes a party to contractual provisions. When recognized, they are initially recorded at its fair value plus any transaction costs directly attributed to its acquisition or issue (when applicable). Then they are measured at the end of each reporting period, in accordance with the standards established for each type of classification of financial assets and liabilities.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
3.22.1. Financial risk factors
In the normal course of business, the Group is exposed to market risks, including changes in interest rates and foreign currency rates.
Market risk is the risk that changes in market prices — e.g. foreign exchange rates, interest rates and equity prices — will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
The Group’s activities expose it to various financial risks: market risk (including fair value interest rate risk, and cash flow interest rate risk and price risk), credit risk and liquidity risk, related primarily to our financing activities and foreign operation. The Group’s risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group does not have operations quoted at commodity prices; therefore, it has no exposure to commodity price risks.
The management of risk is conducted by the treasure departments.
(a) Market risk
Market risk is the risk that changes in market prices — e.g. Foreign exchange rate, interest rates and equity prices — will affect the Group´s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return.
(i) Interest rate risk
Interest rate risk arises from the portion of debt pegged to the long-term interest rate — CDI and interest earning bank deposits at CDI, which may affect the financial revenues or expenses in the event an unfavorable change in interest or inflation rates takes place. Loans issued at variable rates expose the Group to cash flow interest rate risk.
Loans issued at fixed rates expose the Group to fair value risk associated with interest rate. Considering that a substantial part of the Group’s loans is linked to fixed rates. Management believes that the risk of significant changes in income and cash flows is low.
The Group set three scenarios (probable, possible and remote) for simulation, In the probable scenario, the rates disclosed by BM&F were set forth by the Management and the possible and remote scenario, a 25% and 50% impairment, respectively, in the variables. The calculation basis used is the amount presented in the notes of cash and cash equivalents, loans and financing and debentures:
•
June 30, 2022

	(Consolidated) scenarios
	Base	Probable	Possible	Remote
Index risk
CDI – Interest earning bank deposits	64,081	8,491	10,614	12,737
CDI – Loans and Financing	(169,472)	(22,455)	(28,069)	(33,683)
CDI – Debentures	(343,610)	(45,528)	(56,910)	(68,292)
Net exposure	(449,001)	(59,492)	(74,365)	(89,238)

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
•
December 31, 2021

	(Consolidated) scenarios
	Base	Probable	Possible	Remote
Index risk
CDI – Interest earning bank deposits	61,461	5,685	4,264	2,843
CDI – Loans and Financing	(155,304)	(14,366)	(17,958)	(21,549)
Net exposure	(93,843)	(8,681)	(13,694)	(18,706)
Due to the nature, complexity, and isolation of a single variable, the estimates presented may not faithfully represent the value of the loss, if the variable in question has the deterioration shown. The calculation was performed for a win/loss scenario in the period of one month.
(b) Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments in debt securities.
The credit risk arises from cash and cash equivalents, deposits in banks and other financial institutions, and exposure to client credit. For banks and financial institutions, only securities from entities considered as prime line are accepted.
The Credit Analysis area evaluates the client’s creditworthiness by considering their financial position, past experiences, and other factors.
Individual risk limits are determined with basis on internal or external classifications in accordance with limits determined by management. The use of credit limits is regularly monitored.
No credit limit was exceeded in the period, and Management does not expect any losses arising from defaults by those parties in addition to the provision already formed (Note 5).
As mentioned in note 18 — Segment reporting, the Emergency Response Services do not have customers representing more than 10% of their net revenue in the semester ended June 30, 2022 and December 31, 2021.
(c) Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.
The cash flow forecast is carried out by the Group’s Management. The Management monitors the continuous forecasts of Group’s liquidity requirements to ensure it has enough cash to satisfy operating needs. This forecast takes into consideration the Group’s debt financing plans, compliance with clauses, attainment of the internal goals of the balance sheet quotient and, if applicable, external or legal regulatory requirements — for example, currency restrictions.
Surplus cash held by the Group beyond the balance required for administration of working capital, is invested in checking accounts with incidence of interest, term deposits, short-term deposits, choosing instruments with appropriate maturities and sufficient liquidity to provide sufficient margin as determined

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
by the above predictions. As of June 30, 2022, the Group maintained short-term funds of R$ 64,081 (R$ 61,461 as of December 31, 2021) which are expected to readily generate cash inflows to manage the liquidity risk.
The table below analyzes the Group’s non-derivative financial liabilities per maturity intervals, corresponding to balance sheets’ remaining period until contract maturity date (*):
	<1 year	1-2 years	2-5 years	>5 years	Total
As of June 30, 2022
Loans and financing	38,475	75,906	55,091	—	169,472
Loans and financing (interest)	4,790	8,980	6,517	—	16,659
Debentures	13,409	114,500	215,701	—	343,610
Lease liabilities	13,085	9,975	15,031	—	38,091
Suppliers and other accounts payable	87,466	19,157	—	—	106,204
	157,225	228,518	292,340	—	674,455
December 31, 2021
Loans and financing	60,755	33,264	61,285	—	155,304
Loans and financing (interest)	5,972	3,270	6,024		15,266
Lease liabilities	12,252	8,621	15,740		36,613
Suppliers and other accounts payable	39,573	—	—	—	39,573
	118,552	45,155	83,049	—	246,756

(*)
In order, the amounts above refers to agreement nominal amount, however, they not represent of Financial and accounting position as financial statement.

(d) Regulatory and environmental risks
The Group is subject to the laws and regulations of the countries where it operates. The Group’s Management established environmental certified policies and procedures focused on the compliance with environmental laws.
The Management carries out regular analyses to identify environmental risks and assure that controls under operation are appropriate and duly certified.
(e) Foreign currency risks
On June 30, 2022 and December 31, 2021, the Group has not exposed to a significant transactional foreign currency. So, it concluded that they had no impact on the Annual Financial Statements as the fiscal years ends.
3.22.2. Capital management
The Group’s objectives in managing its capital are to safeguard its business continuity capacity to offer return to shareholders and benefits to the other stakeholders besides maintaining an optimal capital structure to reduce this cost.
In order to keep or adjust the capital structure, the Group may review the dividend payment policy, refund capital to the shareholders or, also, issue new shares or sell assets to reduce, for instance, the indebtedness level.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
The Group monitors capital based on the ratio of financial leverage. This index corresponds to net bank loans and financing divided by total capital. Net bank loans and financing, on its turn, corresponds to current and non-current loans and financings as shown in statement of financial position less cash and cash equivalents. Net bank loans and financing is a non-gaap measure.
The total capital is calculated through the sum of shareholders equity, as shown in the statement of financial position with net bank loans and financing and debentures.
The financial leverage ratio on June 30, 2022 and December 31, 2021 can be summarized as follows:
Consolidated financial information	June 30, 2022	December 31, 2021
Loans and financing and debentures	513,082	155,304
Less: cash and cash equivalents	(157,230)	(118,918)
Net bank loans and financing	355,852	36,386
Total shareholders’ equity	387,050	337,918
Total capital	742,902	374,304
Leverage ratio	47.9%	9.7%
3.22.3. Fair value estimate
It is assumed that balances of trade accounts receivable and trade accounts payable at book value, less impairment loss, approximate their fair values, considering the realization terms and settlement of these balances, from 30 to 60 days.
For disclosure purposes, financial liabilities’ fair value is estimated by discounting future contract cash flows at interest rate prevailing in the market, which is available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are customary in the market and their fair values do not differ materially from the balances in the accounting records.
Interest earning bank deposits, represented by investments in Interbank Deposit Certificate (CDI) (note 4) were initially measured at fair value and classified as amortized cost. Additionally, were evaluated based on the yield rate contracted with the respective financial institution, considered as the usual market rate. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gains or losses due to the write-down of the asset are recognized directly in profit (loss) and presented in net finance costs.
Additionally, Management understands the financial instruments recognized in the financial information at their book values, do not show significant changes in relation to the respective market values.
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable and willing parties in arm’s length transactions. Fair value hierarchy must have the following levels:
•
Level 1: prices charged (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: different inputs of the prices negotiated in active markets included at Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•
Level 3: inputs for the asset or liability that are not based on observable market variables (non-observable inputs).

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Financial instruments by category
June 30, 2022:
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	93,149	93,149
Interest earning bank deposits	Amortized cost – Level 1	64,081	64,081
Accounts receivable	Amortized cost – Level 1	326,072	326,072
Related parties	Amortized cost – Level 2	41,041	41,041
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	169,472	169,472
Debentures	Amortized cost – Level 2	343,610	343,610
Suppliers	Amortized cost – Level 1	51,701	51,701
Obligations from acquisition of investment	Amortized cost – Level 2	263,963	263,963
Related parties	Amortized cost – Level 2	365,111	365,111
Lease liabilities	Amortized cost – Level 2	33,344	33,344
December 31, 2021:
		Consolidated
	Category & Fair value level	Book value	Market value
Financial assets
Cash and banks	Amortized cost – Level 1	57,457	57,457
Interest earning bank deposits	Amortized cost – Level 1	61,461	61,461
Accounts receivable	Amortized cost – Level 1	234,288	234,288
Related parties	Amortized cost – Level 2	34,726	34,726
Financial liabilities
Loans and leases liabilities	Amortized cost – Level 2	155,304	155,304
Suppliers	Amortized cost – Level 1	39,573	39,573
Obligations from acquisition of investment	Amortized cost – Level 2	229,408	229,408
Related parties	Amortized cost – Level 2	482,161	482,161
Lease liabilities	Amortized cost – Level 2	31,667	31,667
4. Cash and cash equivalents
	June 30, 2022	December 31, 2021
Cash and banks	93,149	57,457
Interest earning bank deposits	64,081	61,461
	157,230	118,918
Financial investments are mainly represented by Bank Deposit Certificates and Capitalization Bonds from first-rate financial institutions, with low credit risk, whose profitability is linked to the variation of the Interbank Deposit Certificate (CDI) and offers immediate liquidity and maturity in up to 90 days, indexed to 105% of the CDI for the semester ended June 30, 2022 and the year ended December 31, 2021.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
5. Trade and other receivables
	June 30, 2022	December 31, 2021
Trade notes receivable – domestic operations	102,424	82,300
Trade notes receivable – foreign operations	225,181	153,549
	327,605	235,849
Expected credit losses	(1,533)	(1,561)
	326,072	234,288
Current	326,072	234,288
Non-current	—	—
	326,072	234,288
The expected credit losses are established by considering supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information, based on the Response Group’s historical experience and informed credit assessment, that includes forward-looking information.
It is formed an amount considered adequate by Management to cover probable losses arising on collection of accounts receivable, based on analysis of each client’s default risk considering a reasonable and supportable information available at the time that demonstrates that the credit risk has not increased significantly since initial recognition, the customer’s financial situation committed in the market, history of negotiations carried out, signed agreements not being fulfilled, mainly taking into consideration risk scenarios in which it has observable behavior in the market, and with special attention to long-standing overdue credits.
The Group allocates each exposure to a credit risk grade based on the determined data to be predictive of the risk of loss (including but not limited to external ratings, audited Financial Statements, management accounts and cash flow projections and available press information about customers) and applying experienced credit judgement. Credit risk grades are defined using qualitative factors that are indicative of the risk of default and are aligned to external credit rating definitions from agencies.
Concerning the securities that are overdue for more than 181 days, the collection processes and procedures, and agreements, even in installment payments, are in progress, and the probability of success is relatively high.
The Group assumes that there was no significant decrease in ECL between December 2021 and June 2022, despite the relevant increase in accounts receivable. This situation is mainly due to the customer portfolio of new acquisitions without significant historical losses observed.
6. Tax assets
6.1. Current tax asset
	June 30, 2022	December 31, 2021
Prepaid Income tax and social contribution (IR/CS)	6,747	4,895
	6,747	4,895

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
6.2. Other tax asset
	June 30, 2022	December 31, 2021
Recoverable INSS (Social security tax) withheld	3,301	2,545
Recoverable PIS (Tax on sales)	148	65
Recoverable COFINS (Tax on sales)	687	299
Recoverable ICMS (State VAT)	313	95
IRRF (Withholding income tax) to offset	6,524	9,691
Other taxes recoverable	712	613
	11,685	13,308
7. Business combinations
The Group made the following acquisitions from January 1, 2021 to June30, 2022:
Base date	Target Company	Interest acquired (%)
Jan 2021	JM Serviços Integrados Ltda	70
Jan 2021	Lacerda e Lacerda Serv TR Emerg Amb Ltda	70
Jan 2021	MDTEC Engenharia e Serviços Ltda	100
Feb 2021	Enviroclear Site Services Limited	100
Feb 2021	Orion Environmental Services Ltda	100
June 2021	EMS Environmental, Inc	100
July 2021	ControlPar Participações S.A.	70
July 2021	Swat Consulting Inc.	100
July 2021	Professional Emergency Resource Services	100
July 2021	SABI Tech S.A.S – Suatrans Chile	100
August 2021	Fênix Emergências Ambientais Ltda	100
August 2021	APW Ambiental e Transporte Ltda.	100
Sep 2021	Emerge Hydrovac Inc,	100
Sep 2021	Lynx Creek Industrial & Hydrovac Ltd,	100
Sep 2021	Lehane Environmental & Industrial Services Ltd	100
Jan 2022	Dracares Apoio Marítimo e Portuário Ltda.	51
Jan 2022	Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	51
Jan 2022	RG Consultoria Técnica Ambiental S.A.	51
Fev 2022	First Response Inc	100
Jun 2022	Bioenv Análises e Monitoramento Ambiental Ltda	51
7.1. JM Serviços
In January 2021, the Company acquired 70% of the capital of JM Serviços Integrados Ltda (“JM Serviços”). Founded in 2002, JM Serviços specializes in emergencies in the railway modal and serves the southern region of the country.
7.2. Lacerda & Lacerda
In January 2021, the Company acquired 70% of the capital of Lacerda & Lacerda Serviços de Transporte e Emergencies Ambientais Ltda (“Lacerda & Lacerda”). Founded in 1999, Lacerda & Lacerda is specialized

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
in emergency care services, emergency care for chemical products, provision of technical and advisory services in road transport of cargo, provision of cargo removal services with the supply of materials and construction and provision of training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Minas Gerais.
7.3. MDTec Engenharia
In January 2021, the Company acquired 100% of the capital of MDTec Engenharia e Serviços Ltda (“MDTec Engenharia”). Founded in 2017, MDTec Engenharia specializes in emergency response services for road ducts.
7.4. Enviroclear
On February 4, 2021, Ambipar Holdings (UK) Limited, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of Enviroclear Site Services Limited (“Enviroclear”).
Enviroclear was founded in 2000 and its main line of business activity is the total waste management service of all waste streams, including both liquids and solid hazardous and nonhazardous waste streams.
The acquisition consolidates the group’s strategy of forming a service network that manages synergy in the provision of services in an integral way in the units that make up an international expansion of Ambipar Group.
7.5. Orion (Canada)
On January 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Orion Environmental Services Ltd (“Orion”) to acquire 100% of the issued and outstanding share capital.
Orion is a leading supplier of environmental solutions to Western Canada for the past 25 years, providing a wide range of solutions including: Hydro-Vac Units, Track Unit Hydro Vac, Fluid Transportation, Combo Units & Straight Vacs, Semi Vacs and Steam/Pressure Washer Units.
7.6. EMS Environmental
On June 25, 2021, Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Environmental Management Services Inc. (“EMS”) to acquire 100% of the issued and outstanding share capital.
EMS, founded in 1979 is an environmental service company specializing in comprehensive wastewater and drinking water utility management.
7.7. Controlpar
On February 2, 2021 Emergência Participações S.A. entered into a Sale and Purchase Agreement with the shareholders of ControlPar Participações S.A. (“ControlPar”) to acquire 70% of the issued and outstanding share capital.
Additionally, on February 2, 2021 Emergência Participações S.A. and the shareholders of ControlPar, enter into a Shareholder agreement, in which among others matters, states that the non-controlling shareholders of ControlPar have a put option from January, 2027 to sell their total shares (30%) to Emergência Participações S.A. and Emergência Participações S.A. has a call option from January, 2025 to buy the total shares from the shareholders. Such Shareholder agreement was one and the final precedent conditions to the closing date of the business combination.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
ControlPar was founded in 2008 and is a holding company that controlls 6 companies operating with environmental services, focussed on accident prevention, risk assessment and mitigation for environmental damage, such as: Environmental Licensing, Deployment of Environmental Programs, Geotechnology, Aerial Surveys, Oceanography, Hydrography, Computational Modeling, Management Systems (Environmental and Land), Industrial Environment.
7.8. SWAT
On July 6, 2021 Ambipar Holdings USA Inc entered into a Sale and Purchase Agreement with the shareholders of SWAT Consulting Inc (“SWAT”) to acquire 100% of the issued and outstanding share capital.
SWAT was founded in 2002 initially as an emergency spill response company, has grown into a multi-disciplinary team of environmental professionals providing innovative environmental services for the energy sector, construction, and transportation industries.
SWAT specializes in emergency spill response and emergency management, focusing on containment and recovery and management of the full scope of associated assessment, remediation, reclamation, terrestrial and aquatic ecology assessment and management, wildlife handling and management, and wetland assessment scopes.
7.9. PERS
On July 30, 2021 Ambipar Holdings USA Inc. entered into a Sale and Purchase Agreement with the shareholders of Arrowdale I, LLC. (“PERS”) to acquire 100% of the issued and outstanding share capital.
PERS was founded in 1989 and is a limited liability company primarily engaged in providing U.S. DOT regulatory compliance services, including providing shipping papers and safety data sheets, hazardous materials training programs and materials, third party administrator services for drug and alcohol testing programs, and after-hours call center for propane service companies, and an after-hour call center for emergency response and incident mitigation information to first responders and government agencies.
7.10. SABI
On July 4, 2021 Suatrans Chile S.A. entered into a Sale and Purchase Agreement with the shareholders of SABI Tech S.A.S (“SABI”) to acquire 100% of the issued and outstanding share capital.
SABI has been operating for 17 years in services provision focused on responding to environmental emergencies in the road modal. It has 14 operational bases in Colombia, strategically located on the main routes and in points with a history of accidents.
7.11. Fenix Emergências
In August 2021, the Company acquired 100% of the capital of Fênix Emergencies Ambientais Ltda (“Fênix”). Founded in 2014, Fênix is specialized in emergency care services, emergency care for chemical products, provision of technical services and advice on road freight transport, provision of cargo removal services with the supply of materials and labor and providing training and instruction on accident prevention aimed at safety in its various modalities, road transport of dangerous products and waste management in the state of Rio de Janeiro.
7.12. APW Ambiental
In August 2021, the Company acquired 100% of the capital of APW Ambiental e Transporte Ltda. (“APW Environmental”). Founded in 2000, APW specializes in emergency response services, emergency

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
service for chemicals, provision of cargo removal services with the supply of materials and labor, and road transport of hazardous products and waste management in the state. from Rio de Janeiro.
7.13. Emerge
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Emerge Hydrovac Inc. (“Emerge”) to acquire 100% of the issued and outstanding share capital.
Emerge operates in environmental emergencies and industrial services, focusing on road and industrial modalities. It has 3 operational bases in the states of British Columbia and Alberta, in Canada, offering a wide array of hydrovac services.
7.14. Lynx
On September 1, 2021 Ambipar Holding Canada Inc. entered into a Sale and Purchase Agreement with the shareholders of Lynx Creek Industrial & Hydrovac Ltd. (“Lynx”) to acquire 100% of the issued and outstanding share capital.
With 11 years of know-how, Lynx operates in environmental emergencies and industrial services, with a focus on modal, road and industrial. It has an operational base in the state of British Columbia in Canada and has earned 4.5 million Canadian dollars in the last 12 months.
7.15. Lehane
On September 17, 2021 Ambipar Holding Ireland Limited. entered into a Sale and Purchase Agreement with the shareholders of Drain Patrol Environmental & Industrial Services Limited. (“Lehane”) to acquire 100% of the issued and outstanding share capital.
Lehane was founded in 1976 and brings a valuable asset to environmental projects or maintenance activities, by providing multiple services, from Hazardous Waste Disposal, Tank Cleaning to Emergency Response to spills, it eliminates the extra expense associated by using multiple vendors.
7.16. Dracares
On March 16, 2022, the Company entered into a purchase and sale agreement to acquire the launched and outstanding 51% of Dracares Apoio Marítimo e Portuário Ltda (“Dracares”).
Founded in 2004, Dracares specializes in offshore and onshore oil spill emergency assistance, operating separately to combat oil spills, scouts for seismic vessels, vessels for environmental data collection and bathymetry. It stands out in the fight against current communication, having 8 operational bases and 13 vessels, being a reference in its segment.
7.17. Flyone
On March 18, 2022, the Company entered into a purchase and sale agreement to acquire 51% of the issued and outstanding share capital of Flyone Serviço Aéreo Especializado, Comércio e Serviços Ltda (“Flyone”).
Founded in 2000, Flyone specializes in air services for emergency response to forest fires, operating its own small, medium and large helicopters, ground support vehicles and special equipment. It owns 12 operational bases and 19 of its own aircraft.
7.18. RG Consultoria
In March 2022, the Company acquired 51% of the capital of RG Consultoria Técnica Ambiental S.A. (“RG Consulting”). Founded in 2011, RG Consultoria specializes in emergencies in the modal railway and serves the southern region of Mato Grosso.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
7.19. First Response
On February 2, 2022, Ambipar Holding Canada Inc, entered into a Sale and Purchase Agreement to acquire 100% of the issued and outstanding share capital of First Response Inc (“First”).
Founded in 2007, First Response is a specialist in environmental emergency services with a focus on fire, training, simulations and outsourcing of firefighters and firefighting equipment, being a reference in its segment, has 8 operational bases in Canada, in the states of British Columbia and Alberta.
7.20. Bioenv
On June 29, 2022, the subsidiary Ambipar Response E.S. announced the acquisition of 51% of the capital stock of Bioenv Análises e Monitoramento Ambiental Ltda (“Bioenv”).
Founded in 2008, Bioenv specializes in environmental analysis and develops several monitoring projects in Brazil, including for companies multinationals. Located in the city of Aracruz/ES, it has a base with equipped analytical laboratories that allow an environmental assessment with quality accredited by CGCRE ISO/IEC INMETRO 17025.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
June 30, 2022:
	Response
Assets and liabilities acquired at fair value (*)	First Response	Dracares	Flyone	RG	Bioenv	Total
Current assets
Cash and cash equivalentes	—	985	3,125	2,843	889	7,842
Trade and other receivables	12,055	4,249	2,109	907	824	20,144
Inventories	572	2,012	—	—	—	2,584
Related parties loans	—	—	—	—	—	—
Other Assets	349	10,079	16,854	243	42	27,567
Non-Current assets
Deferred taxes	—	—	—	—	—	—
Other Assets	—	3,642	4,190	—	1,000	8,832
Investments	—	—	—	—	—	—
Property, Plant and Equipment	3,897	20,366	36,657	689	149	61,758
Intangible assets	—	—	4	—	—	4
Current liabilities
Trade and other payables	(1,146)	(1,243)	(6,306)	(14)	(15)	(8,724)
Loans and Financing	—	(1,787)	(6,716)	(224)	(77)	(8,804)
Employee benefits	—	(862)	(123)	(79)	(81)	(1,145)
Current income tax payable	(196)	(1,429)	(7,073)	(60)	(169)	(8,927)
Related parties loans	—	—	—	—	—	—
Other liabilities	(1,369)	(10,351)	(1,466)	(2,071)	(148)	(15,405)
Non-current liabilities				—
Loans and Financing	—	(2,439)	—	—	(4)	(10,167)
Current income tax payable	—	(61)	(3,841)	—	—	(3,902)
Total identifiable net assets at fair value	14,162	23,161	29,690	2,234	2,410	71,657
Net amount of Assets acquired and liabilities assumed acquired at fair value:
Attributable to the Controlling Shareholders of the Group	14,162	9,771	15,142	1,139	1,229	41,443
Attributable to the non-controlling Shareholders of the Group	—	13,390	14,548	1,095	1,181	30,214
Total amount of the consideration transferred	63,109	86,684	50,000	19,905	2,606	222,304
(-) Cash acquired	—	(985)	(3,125)	(2,843)	(889)	(7,842)
(-) Assumed amount of the obligation to pay	(37,294)	(1,000)	(25,000)	(10,000)	(803)	(74,097)
Cash paid, net of cash received (**)	25,815	84,699	21,875	7,062	914	140,365
Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	63,109	86,684	50,000	19,905	2,606	222,304
Total Net amount of the identifiable net assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group	(14,162)	(9,771)	(15,141)	(1,140)	(1,229)	(41,443)
Goodwill paid resulting from expected future profitability	48,947	76,913	34,859	18,765	1,377	180,861
Date of acquisition	02/01/2022	02/16/2022	03/18/2022	03/18/2022	06/28/2022
	02/2022	01/2022	01/2022	01/2022	06/2022
Company that acquired control	Ambipar Holding Canadá	Emergência Participações S.A.	Emergência Participações S.A.	Emergência Participações S.A.	Ambipar Response Espírito Santo S.A.
Aquisition Value	CAD $16,625	R$35,987	R$50,000	R$19,905	R$2,606
Percentage acquired	100%	51%	51%	51%	51%

(*)
On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have an interin report. The goodwill for expected future profitability in 2022 was R$ 180,861 (R$ 321,836 in 2021).

(**)
In 2022, the Group spent R$140,365 on acquisitions of companies, as mentioned in the cash flow statement, in investment activities, from business combinations with third parties.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
December 31, 2021:
	Response
Assets and liabilities acquired at fair value (*)	Enviroclear	Orion (Canadá)	EMS Environmental	SABI	SWAT	Controlpar	PERS	Lynx	Emerge	Lehane	Others (***)	Total 2021
Current assets
Cash and cash equivalentes	1,718	(2,548)	736	72	12,546	6,459	2,033	552	2,206	6,798	3,401	33,973
Trade and other receivables	22,409	11,165	3,916	4,489	1,674	8,338	471	6,230	8,746	6,252	2,055	75,745
Inventories	190	—	—	503	—	236	38	—	—	—	—	967
Related parties loans	—	—	—	—	—	8,933	—	—	—	—	246	9,179
Other assets	983	2,498	63	19	454	9,584	7	—	24	1,927	1,223	16,782
Non-Current assets
Deferred taxes	—	1,133	—	10	—	—	—	—	—	728	—	1,871
Other assets	—	—	48	1,103	4	1,143	—	—	—	—	—	2,298
Investiments	—	—	—	—	—	4,055	—	—	—	—	—	4,055
Property, Plant and Equipment	32,518	39,685	1,041	2,322	3,060	5,787	199	6,024	14,077	24,137	5,933	134,783
Intangible assets	1,572	—	—	3,611	—	1,195	—	—	—	—	—	6,378
Current liabilities
Trade and other payables	(9,269)	(7,377)	(624)	(1,108)	(586)	(2,719)	(5)	(2,533)	(3,300)	(2,070)	(874)	(30,465)
Loans and Financing	(11,857)	(27,550)	—	(2,095)	—	(3,396)	—	(77)	(21)	—	(1,119)	(46,115)
Employee benefits	(1,533)	(524)	—	(856)	—	(3,354)	(360)	(143)	—	—	(257)	(7,027)
Current income tax payable	(3,987)	(2,839)	—	(695)	22	(3,016)	(4)	(865)	(94)	(953)	(4,102)	(16,533)
Related parties loans	—	—	—		—	(122)	—	—	—	—	(239)	(361)
Other liabilities	(10,949)	(1,107)	1	(375)	(36,242)	(2,145)	(124)	(36)	—	(380)	(1,516)	(53,473)
Non-current liabilities
Loans and Financing	(4,699)	(6,906)	—	(3,083)	—	(2,210)	—	(1,849)	(1,860)	—	—	(20,607)
Trade and other payables	(13,230)	(3,492)	—	(945)	(1,644)	(216)	—	(1,809)	(10,581)	—	—	(31,917)
Total identifiable net assets (liabilities) at fair value	3,866	1,538	5,181	2,972	(20,712)	28,552	2,255	5,494	9,197	36,439	4,751	79,533
												—
Net amount of assets acquired and liabilities assumed at fair value:
Attributable to the Controlling Shareholders of the Group	3,866	1,538	5,181	2,972	(20,712)	19,986	2,255	5,494	9,197	36,439	4,301	70,517
Attributable to the non-controlling Shareholders of the Group	—	—	—	—	—	8,566	—	—	—	—	450	9,016
Total amount of the consideration transferred	36,534	72,390	15,006	13,363	23,201	61,946	27,144	18,922	28,300	51,923	43,624	392,353

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Response
Assets and liabilities acquired at fair value (*)	Enviroclear	Orion (Canadá)	EMS Environmental	SABI	SWAT	Controlpar	PERS	Lynx	Emerge	Lehane	Others (***)	Total 2021
(-) Cash acquired	(1,718)	2,548	(736)	(72)	(12,546)	(6,459)	(2,033)	(552)	(2,206)	(6,798)	(3,401)	(33,973)
(-)Assumed amount of the obligation to pay	(22,059)	(55,297)	(11,255)	—	(13,598)	(31,946)	(13,572)	(9,461)	(14,150)	(15,588)	(28,745)	(215,671)
Cash paid, net of cash received (**)	12,757	19,641	3,015	13,291	(2,943)	23,541	11,539	8,909	11,944	29,537	11,478	142,709
Determining goodwill from expected future profitability (*)
Total amount of the consideration transferred, Net	36,534	72,390	15,006	13,363	23,201	61,946	27,144	18,922	28,300	51,923	43,624	392,353
Net amount of the identifiable net assets acquired and the liabilities assumed attributable to the Controlling Shareholders of the Group	(3,866)	(1,538)	(5,181)	(2,972)	20,712	(19,986)	(2,255)	(5,494)	(9,197)	(36,439)	(4,301)	(70,517)
Goodwill paid resulting from expected future profitability	32,668	70,852	9,825	10,391	43,913	41,960	24,889	13,428	19,103	15,484	39,323	321,836
						0
Date of acquisition	04/02/2021	11/02/2021	25/06/2021	04/07/2021	06/07/2021	29/07/2021	30/07/2021	01/09/2021	08/09/2021	20/09/2021	(***)
	02/2021	02/2021	06/2021	07/2021	07/2021	07/2021	07/2021	09/2021	09/2021	09/2021	(***)
Company that acquired control	Ambipar Holdings UK	Ambipar Holding Canadá	Ambipar Holding USA, Inc.	Suatrans Chile S.A.	Ambipar Holding USA, Inc.	Emergência Participações S.A.	Ambipar Holding USA, Inc.	Ambipar Holding Canadá Inc.	Ambipar Holding Canadá Inc.	Ambipar Holdings UK Limited.	Emergência Participações S.A.
Aquisition Value	£4.649	CAD 15.971	U$3.000	CLP 1.949.895	U$4.530	R$61.946	U$5.300	CAD 4.407	CAD 6.592	€8.244	R$43.624
Percentage acquired	100%	100%	100%	100%	100%	70%	100%	100%	100%	100%	Controle

(*)
On the acquisition date, although the Group assesses the base date of the initial balance sheet of the acquirees for the purpose of determining the allocation of the purchase price and goodwill (negative goodwill). These acquisitions have a final report. The goodwill for expected future profitability in 2021 was R$ 321,835 (R$ 178,590 in 2020 and R$ 16,658 on January 1st, 2020).

(**)
In June 2021, the Group spent R$182,291 on acquisitions of companies, as mentioned in the cash flow statement, in investment activities. Of this amount, R$38,866 came from business combinations with third parties, and R$142,709 with shareholders (see note 16.6).

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Valor
Enviroclear	12,757
Orion	19,641
EMS	3,015
JM Serviços	5,754
Lacerda & Lacerda	(107)
MD Tech	(2,194)
Total	38,866

(***)
The information under “Others” corresponds to the following acquisitions: JM Serviços (at 12/31/2021), Lacerda & Lacerda (at 12/31/2020), MDTec Engenharia (at 01/11/2021), Fenix Emergency (at 08/06/2021) and APW Ambiental (at 08/26/2021).

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
For the semester ended June 30, 2022 and June 30, 2021, the acquired companies contributed with the following net revenue and profit to the Group’s results.
	Consolidated		Combined
	30.06.2022		30.06.2021
	Net Revenue	Profit for the year	Net Revenue	Profit for the year
First Response Inc	30.498	13.306	—	—
Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda	28.019	3.095	—	—
Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda	28.809	3.820	—	—
RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda	4.788	1.505	—	—
Bioenv Análises e Monitoramento Ambiental Ltda	204	15	—	—
JM Serviços Integrados Ltda	—	—	5.813	(3.345)
Lacerda e Lacerda Serv TR Emerg Amb Ltda	—	—	11.697	6.131
MDTEC Engenharia e Serviços Ltda	—	—	4.001	512
Enviroclear Site Services Limited	—	—	41.686	2.238
Orion Environmental Services Ltd.	—	—	39.074	22.721
EMS Environmental, Inc (*)		—	—	—
Total	92.317	21.741	102.271	28.257

(*)
see note 7.6.

If the above acquisitions had occurred on January 1st, 2022 and January 1st, 2021, management estimates that the consolidated net revenue and profit for the year would have been the following:
	Consolidated	Combined
	06.30.2022	06.30.2021
Net Revenue	734,212	392,837
Profit for the year	99,913	52,599
In determining these amounts, management has assumed that the fair value adjustments, if any, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2021. The information presented above is not intended to indicate expected results in future years, being only shown for informational purposes.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Non-controlling interest
The shareholders’ equity of the acquired companies, attributed to non-controlling and non-controlling companies, is composed of:
	2022
	Valor	%
Dracares	13,390	49
Flyone	14,548	49
RG Consultoria	1,095	49
Bioenv	1,181	49
Total	30,214
The group has chosen to recognise the non-controlling interest at its fair value for these acquisitions. The fair value of the non-controlling interest in Dracares Apoio Marítimo e Portuário Ltda. and MB Transportes Aquaviários Ltda, Flyone Serviço Aéreo Especializado, Comércio e Serviço Ltda, RG Consultoria Técnica Ambiental S.A. and RG Consultoria Técnica Ambiental Brasil Ltda and Bioenv Análises e Monitoramento Ambiental Ltda all of them unlisted companies, were estimated using the same criteria as to recognize the controlling interest at fair value, which was applying the discounted cash flow method to determine the economic value of each acquirees.
To determine the economic value, the following steps are observed:
a.
Projection of companies’ free cash flow;

b.
Determination of discount rates;

c.
Determination and calculation of goodwill;

d.
Estimate of the perpetuity of the business;

However, there are subjective variables used in the calculations and sometimes reflected in the indexes and rates applied, which significantly affect the value of the business and it is necessary to make this known to the interested parties.
Goodwill
Management considered that most of the acquisitions performed by Response have a purpose of increasing market share and geographical presence. The response segment usually operates with emergency services, where being close to the customers is very important for a good performance of the services. Therefore, goodwill is measured as the excess of the cost of acquisition over the acquirer’s fair value of assets, liabilities and contingent liabilities acquired.
Customer relationship
The Company considered that the customer relationships do not consist of relevant asset for the acquisitions because the acquiree did not present at the acquisition date contracts with customers that present a term long enough or large recurrence of services contracted by a customer that could present significant benefit to the acquirer. Most of the contracts with customers and relationship with customers refer to regional contracts with clients that are located on the geographical area of the acquiree. Aligned with the rationale presented on the section of “Brand” above, the acquirees mostly refers to small entities and have limited capabilities of retaining significant clients. The capability is improved by the acquiree from the moment that Response obtains its control, by applying the processes and skills of Ambipar Group.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Goodwill
The main motivation for the acquisitions of the Company refer to increase of market share on different geographical areas. All the acquisitions identified goodwill on the analyzed transactions. The Company understands that this amount goodwill presented above refers mostly to the expectation of benefits arising from the increase of market share that motivated the purchases.
Workforce
The Company did not identify an asset referring to workforce and work qualifications since the acquirees do not demonstrate competitive advantage on the market. The workers do not have proven specific training, needed for the rendering of the services provided by the acquirees. Also, the high turnover rates contribute for the non-significancy of the workforce on the acquisitions analyzed.
Brand
No asset related to brand was identified in the acquisitions since the acquirees do not disclose massively its brand name on the local media and market so it does not have expressiveness that could significantly contribute generating benefits related to this potential asset.
In addition, the Company has the practice of including the Ambipar Group’s brand to all the acquirees, in order to link the new acquiree to the Ambipar Group and help it to utilize the power of Ambipar’s brand and market recognition to help it improve the operations of the acquiree.
Obligation from acquisition
The payment schedule for obligations due to investment acquisition:
Year of maturity	Consolidated
2022	101,017
2023	105,007
2024	57,939
263,963
Current	129,481
Non-current	134,482
Impairment tests
Goodwill is classified as an asset that has an undefined useful life and must be tested annually and whenever there are indications of possible loss of value. Assets and liabilities are grouped into a single CGU (Cash Generating Unit) which is the Group itself for the purpose of impairment testing, Goodwill was allocated to this single CGU.
Any impairment loss is immediately recorded as a loss in the statement of income and is not subject to a subsequent reversal.
The Group used the value-in-use method to carry out the impairment test. For the entire CGU, a 5-years projection period was considered, with growth in perpetuity, in addition to observing the financial budgets prepared by Management to start the projection of cash flows.
Cash flows were discounted to present value through the application of the rate determined by the Weighted Average Capital Cost (WACC), which was calculated using the Capital Asset Pricing Model (CAPM) method, also considering several components of financing, debt and equity used by the Group to finance its activities.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
As a result of the impairment test, as of December 31, 2021 and December 31st, 2020, and evaluating the scenario that there have been no changes in significant risk variables and the used future cash flow assumptions of the acquired businesses since the last closing of the annual Consolidated Financial Statements, no losses have been identified for the CGU in which the goodwill is allocated.
The recoverable amounts of the CGUs at estimated value were its book value at the amount of R$ 905,105 (R$ 320,256 as of December 31, 2020). The Administration that foresees that the two hypotheses of alteration are reasonably possible.
8. Property, plant and equipment
(a) Breakdown and changes
Changes in property, plant and equipment are as follows:

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Consolidated – June 30, 2022
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Right-of- use assets	Aircraft	Total
Cost
Opening balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	55,986	—	616,952
Transfers	6,047	—	(22,859)	190	330	(7,995)	26,531	(26,530)	(2)	25,035	—	747
Additions	1,033	131	22,980	1,135	1,101	45,451	625	10,417	5,023	17,714	2,984	108,593
Write-offs	(812)	—	(4,050)	(248)	(80)	(2,606)	529	(13,600)	(1,841)	(14,106)	—	(36,814)
Business combination (*)	99	—	4,645	139	146	7,016	—	4,554	19,341	(11)	39,887	75,816
Exchange-rate change	(2,531)	—	(16,509)	(224)	(524)	(13,994)	(246)	—	(320)	(4,880)	—	(39,228)
Balance	24,548	360	182,191	7,495	8,088	293,542	37,667	21,282	28,285	79,738	42,871	726,066
Accumulated depreciation
Opening balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,289)	—	(963)	(20,760)	—	(285,331)
Transfers	(3,875)	—	13,695	(14)	(31)	(3,248)	—	—	—	(6,685)	—	(158)
Depreciation	(2,385)	(14)	(7,185)	(600)	(420)	(20,899)	(880)	—	(525)	(7,079)	(2,240)	(42,227)
Write-offs	477	—	9,081	35	9	5,043	49	—	144	(1,457)	—	13,381
Business combination (*)	(6)	—	(1,245)	(39)	(86)	(2,711)	—	—	(4,591)	11	(5,419)	(14,086)
Exchange-rate change	1,259	—	9,025	153	412	9,673	177	—	183	2,983	—	23,865
Balance	(10,481)	(78)	(77,853)	(3,564)	(5,348)	(154,891)	(5,943)	—	(5,752)	(32,987)	(7,659)	(304,556)
Cost	24,548	360	182,191	7,495	8,088	293,542	37,667	21,282	28,285	79,738	42,871	726,066
Depreciation and amortization	(10,481)	(78)	(77,853)	(3,564)	(5,348)	(154,891)	(5,943)	—	(5,752)	(32,987)	(7,659)	(304,556)
	14,067	282	104,338	3,931	2,740	138,651	31,724	21,282	22,533	46,751	35,212	421,510

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Combined – December 31, 2021
	Buildings	Facilities	Machinery and equipment	IT equipment	Furniture and fixtures	Vehicles	Leasehold improvements	Works in progress	Vessels	Right-of-use assets	Other	Total
Cost
Opening balance	1,566	153	88,963	3,185	3,561	70,905	6,631	4,562	5,132	24,559	2	209,219
Transfers	—	—	—	—	—	—	—	—	—	—	—	—
Additions	63	1	32,915	1,290	210	35,742	186	41,822	818	28,742	—	141,789
Write-offs	(2,638)	(366)	(10,379)	(252)	(117)	(5,912)	—	(75)	(20)	—	(2)	(19,761)
Business combination (*)	20,163	441	84,795	2,276	3,192	165,078	3,255	132	—	3,851	—	283,183
Exchange-rate change	1,558	—	1,690	4	269	(143)	156	—	154	(1,166)	—	2,522
Balance	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	55,986	—	616,952
Accumulated depreciation
Opening balance	(1,091)	(44)	(52,829)	(1,404)	(2,917)	(30,557)	(1,487)	—	(1,623)	(14,484)	(2)	(106,438)
Depreciation	(756)	(17)	(15,532)	(785)	(330)	(32,548)	(1,418)	—	(201)	(8,456)	—	(60,043)
Write-offs	18	416	12,176	252	47	11,580	108	—	960	1,025	2	26,584
Business combination (*)	(4,238)	(419)	(42,688)	(1,156)	(1,789)	(91,891)	(2,369)	—	—	—	—	(144,550)
Exchange-rate change	116	—	(2,351)	(6)	(243)	667	(123)	—	(99)	1,155	—	(884)
Balance	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,289)	—	(963)	(20,760)	—	(285,331)
Cost	20,712	229	197,984	6,503	7,115	265,670	10,228	46,441	6,084	55,986	—	616,952
Depreciation and amortization	(5,951)	(64)	(101,224)	(3,099)	(5,232)	(142,749)	(5,289)	—	(963)	(20,760)	—	(285,331)
	14,761	165	96,760	3,404	1,883	122,921	4,939	46,441	5,121	35,226	—	331,621

(*)
purchase of investees conforms informed in note 7.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
(b) Rates of depreciation
The depreciation rates are as follows:
Assets	Useful life (in years)	Annual weighted average rate (%)
Leasehold improvements	3 – 10	19.08
Buildings	10 – 25	4.00
Vessels	18 – 20	5.25
Tools	5 – 10	15.00
Equipment	3 – 10	21.44
Facilities	3 – 10	14.17
Software license	5	21.90
Machinery and equipment	3 – 10	15.75
Machinery and equipment – fleets	2,5 – 10	19.60
Furniture and fixtures	3 – 10	14.07
Software	3 – 5	20.00
Vehicles	3 – 25	21.33
Vehicles – Fleet	4 – 30	14.83
Aircrafts	10	10.00
(c) Relevant maintenance costs
The Company owns an investment in a subsidiary of the aviation industry, which performs relevant maintenance on property, plant and equipment at regular intervals during its economic useful life. These maintenances are performed to restore or maintain the original performance standards foreseen by the suppliers and represent the only alternative for the use of the asset until the end of its useful life. For such maintenance, entities stop the operations of the asset or group of assets for a certain period of time and generally incur the following main expenses:
a)  Main components and parts;
b) Own services or services contracted from third parties for the replacement of components and parts;
c) Own or outsourced services for relevant maintenance and cleaning; and
d) Fixed plant costs during the maintenance period, inventory losses, etc.
(d) PPE held as collateral
In the semester ended on June 30, 2022, the amount of R$ 90,090 (R$ 66,331 as of December 31, 2021) is represented by the property, plant, and equipment in the vehicle classes (primarily represented by trucks), machinery, appliances, and equipment, which are the guarantees of the respective financing in the FINAME and Lease liabilities modality.
(e) Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
value. This evidence is detect and the net book value exceeds recoverable value, a provision for impairment is recognized to adjust net book value to the recoverable value.
The recoverable value of an asset is defined as the lower of its book value and its value in use. The value-in-use calculation is based on the discounted cash flow model, considering a single CGU that is the Group itself. The business growth assumptions are based on the annual budget for 2021 and the long-term projections of its subsidiaries. Estimated future cash flows were discounted at the rate equivalent to average weighted cost of capital. The fair value measurement was categorized as a Level 3 fair value based on the inputs in the valuation technique used.
The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.
In percent	%
Discount rate	20.19
Terminal value growth rate	3.4
The discount rate was a post-tax measure estimated based on the historical industry average weighted-average cost of capital.
Estimated EBITDA was projected considering histories and forecasts as follows:
•
CGU’s revenues include service provision. Revenue growth was projected considering economic recovery and price increases/decreases based on inflation estimates;

•
Operating costs and expenses were projected considering the historical performance of the CGU and the trends in personnel cost readjustments and investments in the structure; and

•
Capital expenditures were estimated considering the maintenance of existing infrastructure, machinery, equipment, and vehicles for continuous operation and compliance with client contracts.

For the semester ended June 30, 2022 and the year ended December 31, 2021, the estimated value in use exceeded the carrying amount.
(f) Leasehold improvements
Leasehold improvements comprise improvements made on third party properties and are substantially related to the lease liabilities agreement for the use of properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP with a related company of the Group, which owns the property, for a period of five years, signed in 2021.
(g) Right-of-use assets
	Opening balance on January 1st, 2022	Business Combination	New agreements	Depreciation	Cost	Accumulated depreciation	Net value
Right-of-use	35,226		15,621	(4,096)	79,738	(32,987)	46,751
	35,226	—	15,621	(4,096)	79,738	(32,987)	46,751
	Opening balance on January 1st, 2021	Business Combination	New agreements	Depreciation	Cost	Accumulated depreciation	Net value
Right-of-use	10,075	3,851	29,756	(8,456)	55,986	(20,760)	35,226
	10,075	3,851	29,756	(8,456)	55,986	(20,760)	35,226

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
They mainly refer to properties and fleets that are leased from third parties for an average period of 5 years for the conduct of the Group’s business in various locations in the country. As of September 2021, the lease liabilities agreement began with related parties for the properties in Nova Odessa/SP and the Group’s headquarters in São Paulo/SP, which are subject to market conditions.
9. Intangible assets
(a) Breakdown and changes
Changes in intangible assets are as follows:
	Consolidated – June 30, 2022
	Trademarks and patents	Software	Client portfolio	Goodwill	Others	Total
Cost
Opening balance	2,315	9,353	2,074	584,893	853	599,488
Transfers	—	—	—	(16,658)	—	(16,658)
Additions	—	1,465	—	180,861	—	182,326
Write-offs	—	(1,198)	—	—	—	(1,198)
Business combination	4	—	(130)	—	(853)	(979)
Exchange-rate change	—	(1,148)	(264)	(28,796)	—	(30,208)
Closing balance	2,319	8,472	1,680	720,300	—	732,771
Accumulated amortization
Opening balances	—	(3,892)	(218)	—	—	(4,110)
Transfers	—	—	—	—	—	—
Additions	—	(37)	—	—	—	(37)
Write-offs	—	1,198	—	—	—	1,198
Exchange-rate change	—	390	33	—	—	423
Closing balances	—	(2,341)	(185)	—	—	(2,526)
Cost	2,319	8,472	1,680	720,300	—	732,771
Accumulated amortization	—	(2,341)	(185)	—	—	(2,526)
	2,319	6,131	1,495	720,300	—	730,245

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Combined – December 31, 2021
	Trademarks and patents	Software	Client portfolio	Goodwill	Others	Research and development	Total
Cost
Opening balance	1,087	2,454	351	221,466	853	221	226,432
Additions	139	1,683	—	321,836	—	—	323,658
Write-offs	—	(455)	—	—	—	(232)	(687)
Business combination	1,089	5,594	1,800	—	—	—	8,483
Exchange-rate change	—	77	(77)	41,591	—	11	41,602
Closing balance	2,315	9,353	2,074	584,893	853	—	599,488
Accumulated amortization
Opening balances	—	(1,615)	—	—	—	(210)	(1,825)
Amortization	—	(120)	—	—	—	—	(120)
Write-offs	—	—	—	—	—	219	219
Business combination	—	(1,877)	(228)	—	—	—	(2,105)
Exchange-rate change	—	(280)	10	—	—	(9)	(279)
Closing balances	—	(3,892)	(218)	—	—	—	(4,110)
Cost	2,315	9,353	2,074	584,893	853	—	599,488
Accumulated amortization	—	(3,892)	(218)	—	—	—	(4,110)
	2,315	5,461	1,856	584,893	853	—	595,378
Carrying amounts	June 30, 2022	December 31, 2021
Indefinite life	722,619	588,061
Definite life	7,626	7,317
	730,245	595,378
(b) Rates of amortization
The amortization rates are as follows:
Assets	Useful life (in years)	Annual amortization rate (%)
Trademarks and patents (*)
Right-of-use of software	5	20%
Research and development	2	50%
Goodwill (*)
Client portfolio	2	50%

(*)
Undefined useful life.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
(c) Impairment
Management annually reviews the net book value of assets for purposes of evaluating events or changes in economic or operating circumstances that may indicate impairment or loss of its recoverable value described in the note 8 (d).
10. Loans and financing
10.1. Breakdown
	Financial charges – % p,a, (*)		June 30, 2022		December 31, 2021
Description		Maturity	Current	Non-current	Current	Non-current
Working capital	12.49	March 2027	17,045	62,337	44,181	44,792
Investment financing	12.48	June 2027	19,471	66,559	14,973	46,028
Financial leases liabilities	7.98	November 2025	1,959	2,101	1,601	3,729
			38,475	130,997	60,755	94,549

(*)
Effective weighted average annual cost of interest on June 30, 2022.

10.2. Description
(i)
Working capital:   working capital operations are fixed at a weighted average rate of 12.49% p.a., and mature from January 2022 to March 2027;

(ii)
Investment financing (FINAME):   acquisition of heavy vehicles and machinery used for the operations of the subsidiaries. The contracts have a fixed rate with a weighted average of 12.48% p.a., with monthly amortization and the last installment due in June 2027; and

(iii)
Financial:   fixed-rate contracts with a weighted average of 7.98% p.a., monthly amortization and the last installment due in November 2025.

10.3. Reconciliation of movements of liabilities to cash flows arising from financing activities
Balance at January 1st, 2022	155,304
Borrowing	7,255
Interest expense	6,320
Principal paid	(33,396)
Interest paid	(5,724)
Business Combination	18,971
Cash for asset acquisition – non-cash event	30,145
The effect of changes in foreign exchange rates	(9,403)
Balance at June 30, 2022	169,472
Balance at January 1st, 2021	73,691
Borrowing	50,620
Interest expense	7,454
Principal paid	(52,152)
Interest paid	(5,985)
Business Combination	59,456
Cash for asset acquisition – non-cash event	19,818
The effect of changes in foreign exchange rates	2,402
Balance at December 31, 2021	155,304
Loan and financing agreements do not have restrictive clauses.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
10.4. Payment schedule of installments of non-current liabilities
Year of maturity:	June 30, 2022	December 31, 2021
2022	—	—
2023	32,293	33,264
2024	43,613	28,137
2025	33,648	23,743
2026	17,559	9,405
2027	3,884	—
	130,997	94,549
10.5. Guarantees
Financing with FINAME funds is guaranteed by the financed assets and was raised essentially for the creation of a vehicle fleet for the subsidiaries’ operations. This financing occurs through accredited financial institutions, for the production and acquisition of new machines and equipment, nationally manufactured, accredited in the Brazilian Bank for Economic and Social Development (BNDES).
Working capital loans are guaranteed by the Group’s shareholders’ guarantees.
11. Debentures
11.1. Breakdown
			Consolidated and Combined
			Current		Non Current
Description	Financial charges – % p,a, (*)	Mature	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
Debentures	CDI + 3.5	February 2028	13,409	—	330,201	—
			13,409	—	330,201	—
11.2. Payment schedule of installments for non-current liabilities
	Consolidated	Combined
Year of maturity:	June 30, 2022	December 31, 2021
2023	59,250	—
2024	55,250	—
2025	55,250	—
2026	160,451	—
Total	330,201	—
Funding cost (long term)	(5,299)	—

(*)
For the year of maturity, the Company considers the period from July 2022 to June 2023 as current, and so on for other years in the segregation of non-current.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
11.3. Description of debentures
Emergência Participações S.A.
On February 23, 2022, the members of the Company’s Board of Directors at the Extraordinary General Meeting resolved and approved the 1st issue of simple, non-convertible debentures, of the unsecured type, with additional personal guarantee, in a single series, in the amount of BRL 335,500. The funds were raised to finance the expansion of the Group’s business.
The debentures have final maturity in January 2028, the payment of principal will be made in 4 annual installments, the first being in July 2024 and interest will be paid semi-annually, with the first payment in January 2023.
11.4. Contractual restrictions and covenants
The Company has certain obligations, including compliance with financial indices (covenants). They are basically linked to the Net Debt / EBITDA* compliance ratio, which must be measured every six months by the Company.
In addition, the Company must notify in advance of incorporation, merger, spin-off or corporate reorganization, liquidation, extinction or dissolution, capital reduction, distribution of dividends above the mandatory minimum or any transfer of assets of the Company and its subsidiaries, as well as an entry with a request for judicial recovery.
As of June 30, 2022, there were no events that could lead to breach of contract.
12. Trade and other payables
	Consolidated	Combined
	Current	Current
	June 30, 2022	December 31, 2021
Trade payables – supply chain financing arrangement – domestic operations	7,772	1,145
Trade payables – supply chain financing arrangement – foreign operations	43,929	38,428
	51,701	39,573
13. Tax payable
13.1. Current income tax payable
	Consolidated	Combined
	June 30, 2022	December 31, 2021
Income tax	5,722	6,490
Social contribution	1,647	382
	7,369	6,872

(*)
EBITDA: or EBITDA, refers to earnings before financial results, income tax and social contribution and depreciation and amortization, considering the accumulated pro forma result, with the results under the control of the pro forma Group.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
13.2. Other tax payable
	Consolidated		Combined
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
PIS	1,128	—	668	—
COFINS	5,201	—	3,075	—
ICMS	696	—	75	—
ISS	700	—	583	—
IVA	9,212	263	8,433	—
Other taxes	4,219	—	4,331	—
Installment	526	7,363	13	4,065
IRRF	591	—	500	—
	22,273	7,626	17,678	4,065
13.3. Installments
Balance of installment payments as of June 30, 2022
The balance of installments as of June 30, 2022, comes basically from subsidiaries, and is composed as follows:
	June 30, 2022		December 31, 2021
	Current	Non-current	Current	Non-current
Simples National	6	1,168	—	1,285
Social Security – PGFN	—	—	—	328
Other PGFN debits	94	2,040	—	2,056
Social Security – RFB	191	1,026	—	139
Other RFB debits	—	2,103	—	—
Installment payment – INSS	—	—	13	124
PIS installment payment	—	—	—	20
COFINS Installment	—	105	—	94
Installment payment – IRRF	—	11	—	13
Other	235	910	—	6
	526	7,363	13	4,065

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
14. Leases liabilities
14.1. Right-of-use assets
Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see Note 8 (g)).
14.2. Leases liabilities
	Consolidated
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2022	36,613	(4,946)	31,667
Additions	10,573	(5,235)	5,338
Business combination	—	—	—
Payments – Principal	(7,332)	—	(7,332)
Interest payment	(1,185)	—	(1,185)
Interest appropriation	—	4,716	4,716
Exchange-rate change	(578)	718	140
Balance at June 30, 2022	38,091	(4,747)	33,344
Current	13,086	(1,842)	11,244
Non-current	25,005	(2,905)	22,100
	Combined
	Lease liabilities	Unwinding interest from lease agreements	Net lease liability
Opening balance as of January 1st, 2021	10,070	(1,129)	8,941
Additions	25,414	(4,133)	21,281
Business combination	4,716	(864)	3,852
Payments – Principal	(6,820)	—	(6,820)
Interest payment	(573)	—	(573)
Interest appropriation	—	1,180	1,180
Exchange-rate change	3,806	—	3,806
Balance at December 31, 2021	36,613	(4,946)	31,667
Current	11,599	(1,964)	9,635
Non-current	25,014	(2,982)	22,032
It is due to the lease liability, measured at the present value of lease payments expected until the end of the contract, projected at the real rate and discounted at the nominal rate, considering possible renewals or cancellations. Lease liabilities are recorded under “Lease liabilities” — in current and non-current liabilities.
The lease payments maturity analysis was settled out in note 3.4.12 showing the undiscounted lease payments to be received after the reporting date.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
15. Provision for contingencies and judicial deposits
15.1. Breakdown
As of June 30, 2022 and December 31, 2021, the subsidiaries had the following liabilities, and corresponding judicial deposits, related to contingencies:
	Consolidated		Combined
	June 30, 2022		December 31, 2021
	Judicial deposits	Provision for contingencies	Judicial deposits	Provision for contingencies
Probable contingencies:
Labor and social security contingencies	116	129	147	181
	116	129	147	181
The Group is a party to labor, social security and civil lawsuits and has been discussing these matters in both the administrative and judicial scopes and, when applicable, said lawsuits are mostly backed by appeal-related judicial deposits.
The respective provisions for contingencies were set up considering the estimates made by the legal advisors, for lawsuits whose likelihood of loss in the respective outcomes was assessed as ‘probable’.
Company Management believes that resolving these issues will not have an effect significantly different from the provisioned amount.
15.2. Rollforward of provision for contingencies
Changes in provision for contingencies as of June 30, 2022 and December 31, 2021 are as follows:
Consolidated and Combined
(=) Balance at January 1st, 2021 (combined)	546
(+) Provisions made during the year	63
(-) Provisions reversed during the year	(26)
(-) Provisions used during the year	(402)
(=) Balance at December 31, 2021 (consolidated)	181
(+) Provisions made during the year	—
(-) Provisions reversed during the year	—
(-) Provisions used during the year	(52)
(=) Balance at June 30, 2022 (consolidated)	129
15.3. Descriptions of contingencies
Labor and social security contingencies refer to lawsuits filed by former employees linked to funds arising from the employment relationship and to various claims for damages.
Civil claims refer to lawsuits filed by former suppliers and partners related to compensation for property damages arising from the commercial relationship that existed with the Group’s companies.
On December 31, 2021, Management reassessed the criteria for provision for labor contingencies considering the risk of loss in each lawsuit and started recording the estimated amount of probable loss in each request made in the lawsuits.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
The Group has labor contingencies classified as a possible loss as of June 30, 2022, in the amount estimated by its legal advisors of R$ 2,462 (as of December 31, 2021, in the amount of R$ 1,517).
16. Related parties
16.1. Breakdown
The transaction with related parties in the Response Group was carried out under the following conditions:
	Consolidated	Consolidated
	June 30, 2022	December 31, 2021
Assets:
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	4,500	4,508
Ambipar Environment Reverse Manufacturing S.A.	34	622
Ambipar R&D Pesquisa, Desenvolvimento Ltda.	43	48
Ambipar Logistics Ltda.	1,815	14,477
Environmental ESG Participações S.A.	9,095	532
Ambipar Eco Products S.A.	2,229	2,261
Ambipar Workforce Solution Mão de Obra Temp, Ltda.	5,578	5,759
Ambipar Environmental Solutions – Soluções Ambientais Ltda.	1,156	5,037
Ambipar Environment Waste Logistics Ltda.	925	1,352
Amazon Resíduos Ltda.	—	127
Atmo Hazmat Ltda.	5,403	—
Ambipar Environmental Suprema Industrial Solutions S.A.	29	—
Ambipar Holding Canada, Inc	6,935	—
Orion Environmental Services Ltd. (OES)	3,299	—
Disal Perú S.A.C	—	3
	41,041	34,726
Liabilities:
Dividends payable:
Controlling shareholder	31,154	31,154
Non-controlling shareholders	315	315
	31,469	31,469
Loan (non-current):
Ambipar Participações e Empreendimentos S.A.	313,570	470,824
Ambipar Eco Products S.A.	2,206	240
Ambipar Environment Waste Logistics Ltda.	1,088	1,088
Ambipar Environmental Solutions – Soluções Ambientais Ltda.	1,752	61
Environmental ESG Participações S.A.	9,095	9,595
Disal Chile Sanitarios Portables Ltda.	153	340
Gestión de Servicios Ambientales S.A.C.	—	13

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Consolidated	Consolidated
	June 30, 2022	December 31, 2021
Ambipar Holding USA, Inc.	10,233	—
Ambipar R&D Pesquisa e Densenvolvimento Ltda.	51	—
Ambipar Logistics Ltda.	1,943	—
Disal Ambiental Holding S.A.	462	—
Ambipar Green Tech Ltda.	6	—
Ambipar Compliance Solutions S.A.	3	—
Ambipar Environmental Centroeste S.A.	4	—
Ambipar Worforce Solution Mão de Obra Temporaria Ltda.	5,578	—
Ambipar Bank Intermediação de negócios, pag e Part S.A.	18,967	—
	365,111	482,161

	Consolidated	Combined
	June 30, 2022	June 30, 2021
Remuneration of key personnel	5,569	4,679
The remuneration of key personnel is recorded in profit or loss under employee benefits.
Loans
They comprise checking account transactions carried out exclusively between wholly owned subsidiaries of the Group’s parent company, Ambipar Participações, i.e., subsidiaries over which the parent company has full control. These transactions, whose contracts are for an indefinite period and without remuneration, are carried out and are characterized by the concept of cash centralization, i.e., single cash, aiming at better management of financial resources for the Ambipar Group.
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Statement of income (business transactions)
Revenues
Disal Chile Sanitarios Portables Ltda,	24	47
	24	47
Costs
Disal Chile Sanitarios Portables Ltda,	—	—
	—	—
Net Income (loss)	24	47
Commercial transactions
Related parties linked to the Chilean non-controlling shareholder, which has strictly business transactions, i.e., entered into for the purpose of providing environmental services, leases, as well as providing emergency response services. For the execution of such transactions, the commercial conditions of the local market are followed.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Shared costs between companies
Part of the amount payable to the parent company Ambipar Participações comes from the sharing of costs of the shared office (Centro de Soluções Compartilhadas — CSC) that is distributed among companies in Brazil according to the revenue of each company in relation to the Group.
16.2. Remuneration of key personnel
The remuneration of all directors of the group that corresponds to short-term benefits was R$ 5,569 in June 2022 (R$ 4,679 on June 30, 2021).
Benefits, such as vehicle use, reimbursement, travel, and others, are granted to officers, in June 2022, these benefits totaled R$ 90 (R$ 75 on June 30, 2021).
In 2021, no long-term benefits, termination of employment contracts or share-based remuneration were paid.
17. Shareholders’ equity
In the context of the Unaudited Interim Condensed Consolidated Financial Statements, the accounts comprising equity (capital, capital reserve, income reserve, equity adjustments, among other) usually are not significant.
Therefore, the statements of changes in equity of this Consolidated financial information include only two items named equity attributed to controlling interests and noncontrolling interests.
17.1. Capital
Authorized capital
The Company authorized share capital consists of (in) a limited number of voting shares and (iii) a limited number of ordinary shares.
The subscribed and paid-in share capital of the Company is represented by 261,920,439, in the amount of R$261,920 (261,920,439 share capital on December 31, 2021).
On December 31, 2020, the parent company Ambipar Participações signed with the Company a private instrument of Advance for Future Capital Increase (AFAC), in the amount of R$176,000, which refers to the corporate restructuring of the Group, to which the contracting parties attributed irrevocable and irreversible character.
In accordance with the agreement between Ambipar Participações and the Company, AFAC was converted into the share capital of Emergência Participações in January 2021, with the issue of 176,000,000 shares.
On October 5, 2021, the company approved a capital increase of R$ 49,021, with the issuance of 49,021,522 new common shares that were paid in through the transfer of all the shares of the capital stock of the investment in Ambipar Response Limited and Ambipar Howells Consultancy Limited.
17.2. Group reorganization
In 2021, the Group did a reorganization and had 100% of the capital stock of which held the control of investees: Ambipar Holding USA, Ambipar Holding Canada, Ambipar Holding UK, Ambipar Holding Ireland and Inversiones Disal which were part of the group and resulted in an impact of $326,056 in the Group’s equity, (See Note 1.2).

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
17.3. Profit reserves
Legal reserve
The legal reserve is set up annually by the allocation of 5% of net income for the year and may not exceed 20% of the Company’s capital.
The purpose of the legal reserve is to guarantee that the capital is paid up and it is used solely to offset losses and increase capital.
Unrealized profit reserve
The unrealized profit reserve is represented by undistributed profits, due to equity in earnings not realized in its investees. See below destination events to that unrealized profit reserve:
Approval of 2020 profit allocations
On April 30, 2021, the Company approved in the AGO the allocation of net income verified in the fiscal year ended on December 31, 2020, corresponding to the amount of R$ 61,699, as follows: R$ 2,356 was allocated to the constitution of reserve legal and R$ 59,343 were allocated to the unrealized profit reserve.
Approval of 2021 profit allocations
Management will propose at the Annual Shareholders’ Meeting (AGO) the retention of the net income for the year, after the constitution of the legal reserve and the minimum mandatory dividend, as “Reserve of Unrealized Profits” in the amount of R$ 93,465, which can be realized when the profits attributed to the result of the equivalence of investments are realized, for example, with the receipt of dividends from subsidiaries and joint ventures.
In the 2022 fiscal year, the Company will distribute dividends in the amount of R$ 31,140 (R$0,06 per share), as a mandatory minimum dividend for the 2021 fiscal year, with no need for a supplementary resolution.
As a result of the above, the Company’s net income was distributed as follows:
2021
Net income for the year	131,117
Destination of the legal reserve (5%)	(6,559)
Distribution of income for the year	(31,140)
Appropriation in unrealized profit reserve	93,418
17.4. Earnings per share
As a result of the corporate reorganization of Ambipar Participações e Empreendimentos S.A. that occurred in 2020, the Company presents these consolidaded financial statements considering Emergencia Participações S.A. as the ultimate parent company of the Group since January 1, 2021. The weighted average of the shares used to calculate the earnings per share represents the movement of the shares of Emergencia Participações S.A. in the respective exercises.
Basic
Basic earnings per share are calculated by dividing the income attributable to the Company’s shareholders by the weighted average number of shares issued during the year, excluding those shares

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
bought by the Company and held as treasury shares. Any dividends of preferred shares and any premiums paid upon the issue of preferred shares during the year are deducted from the income attributed to the parent company’s shareholders.
	Consolidated	Combined
Earning per share	June 30, 2022	June 30, 2021
Earnings per share operations attributable to shareholders of the parent company before deductions	82,381	52,558
Number of ordinary shares	261,920,439	212,898,917
Basic earnings per share (in Reais)	0.31	0.25
Diluted earnings per share (in Reais)	0.31	0.25
Diluted
As of June 30, 2022, the Company does not present dilution of common shares.
17.5. Accumulated translation adjustment
It substantially refers to exchange variation on foreign investees and goodwill paid on the acquisition of businesses in other countries, whose functional currencies are different from the Company and its subsidiaries.
17.6. Capital transaction
On June 28, 2021, Emergências Participações S.A. acquired 100% of the shares of Inversiones Disal Emergencias S.A. (“Inversiones Disal Emergencias”). Inversiones Disal Emergencia is a holding company with a direct interest of 50% on Suatrans Chile S.A. and, after this transaction, the total interest of Response Group on Suatrans Chile S.A. is 100%.
Response
Inversiones Disal Emergencias
Assets and liabilities acquired at fair value (*)
Cash and cash equivalents	1,005
Other assets	25,650
Other liabilities	(326)
Total identifiable net assets	26,329
Total amount of consideration transferred	144,430
(-) Cash acquired	(1,005)
(-) Assumed value of the obligation to pay	—
Cash paid, net of cash received/receivable	143,425
Determination of goodwill (*)
Total amount of consideration, net	144,430
Total identifiable net assets	(26,329)
Goodwill paid on expected future profitability	118,101
Date of additional acquisition	06/28/2021
Company that acquired control	Emergência Participações S.A.
Value of acquisition	US$26,185 (thousand)
Percentage acquired	100%

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
18. Segment reporting
Segment information is presented geographically as required by entity wide disclosures under IFRS 8.
(i)
Segment net revenue by region

	Consolidated	Combined
	June 30,2022	June 30, 2021
Net Revenue
Brazil	209,712	103,068
Latin America (Other than Brazil)	98,763	61,516
Europe	83,269	61,325
North America	262,782	108,708
Total	654,526	334,617

(ii)
Segment PPE, Goodwill and Intangible assets by region

From the total of PPE, Goodwill and Intangible assets, 43% located in Brazil as of June 30, 2022 (2021 is 31% at Brazil). The following table presents segment non-current assets by geographical area for the periods indicated:
	June 30,2022	December 31, 2021
Brazil	493,565	289,762
Latin America (Other than Brazil)	34,626	42,875
Europe	104,403	115,549
North America	519,161	478,813
Total	1,151,755	926,999

(ii)
Major clients

As of June 30, 2022 and June 30, 2021, the Emergency Response Services has no customer representing more than 10% of its net revenue.
19. Net Revenues
The main business activities of Response comprise prevention, management, and emergency response to accidents involving hazardous or non-hazardous products in all modes of transportation, in addition, it provides industrial firefighters who work at customer’s facilities and has the largest and most complete training field in Latin America, training employees and clients with the most complete structure focused on emergency response and management in multimodal scenarios.
The Company promises a service to the customer at the contract, which could be stand-by to support or execute a spot service. The delivery of the service is identified as the single performance obligation in the respective contract.
The nature, amount, timing and uncertainty of Response Group net revenue and cash flows may be affected by economic factors. The economic factors that most impact Response Group net revenues and cash flow are associated with geographical areas. The following table presents net revenue disaggregated by geographical area for the periods indicated.

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Net Revenue from domestic market (*)	209,712	103,068
Net Revenue in the foreign market	444,814	231,549
Net revenue from services rendered	654,526	334,617

(*)
Revenue represented by national (Brazil) clients.

20. Costs and expenses by nature
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Material used in the rendering of services	(33,248)	(13,976)
Personnel and labor charges	(238,161)	(130,393)
Fuels	(30,871)	(9,139)
Freight and tolls	(2,311)	(1,079)
Maintenance of machinery, appliances, equipment, and vehicles	(14,697)	(13,601)
Taxes	(15,574)	(2,844)
Rent and condominiums	(8,558)	(5,071)
Rental of goods, vehicles, machinery, and equipment	(10,581)	(7,418)
Telephony expenses	(1,216)	(832)
Travel expenses	(9,237)	(4,600)
Depreciation and amortization	(42,264)	(23,709)
Advertising and publicity	(1,225)	(1,660)
Third party services	(96,363)	(32,872)
Other expenses	(24,615)	(17,917)
	(528,921)	(265,111)
Cost of services rendered	(520,041)	(251,150)
General, administrative and sale	(14,043)	(13,856)
Other operating revenues (expenses), net	5,163	(105)
	(528,921)	(265,111)
21. Net financial income
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Financial income
Discounts obtained	91	10
Interest charged	564	3,790
Revenues from interest earning bank deposit	3,477	2,112
Foreign-exchange income	1,132	5,273
Other	271	1,250
	5,535	12,435

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Financial expenses
Interest paid	(2,419)	(649)
Interest right of use	(1,027)	(273)
Interest on loans	(6,320)	(2,944)
Debenture interest	(13,409)	—
Discounts granted	(1,006)	(662)
Bank expenses	(915)	(539)
IOF	(1,140)	(455)
Intercompany interest	(623)	—
Foreign exchange costs	(113)	(298)
Other	(1,875)	(736)
	(28,847)	(6,556)
Net financial (expense)/income	(23,312)	5,879
22. Income tax and social contribution
(a) Breakdown of expense
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Current income tax and social contribution	(14,685)	(11,007)
Deferred income tax and social contribution	(5,227)	(11,820)
Income tax and social contribution expense	(19,912)	(22,827)
(b) Reconciliation of income tax and social contribution expenses
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Income before income tax and social contribution	102,293	75,385
Tax calculated based on current rates – 34%	(34,780)	(25,631)
Reconciliation:
Equity in net income of subsidiaries	—	—
Recognition of deferred tax loss asset	2,679	5,439
Permanent difference adjustments in other jurisdictions	23,334	17,282
Adjustment in Tax regime Differences	1,212	—
Other adjustments in temporary and permanent differences	(12,357)	(19,917)
Income tax and social contribution	(19,912)	(22,827)
Effective rate of income tax and social contribution – %	19.5%	30.3%
(c) Deferred income tax and social contribution
The Group records deferred income tax and social contribution payable and receivable to the extent of their realization, to reflect the future tax effects on temporary differences between the tax bases of assets

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
and liabilities and their respective book values, as well as a tax loss and negative social contribution basis, calculated at the combined tax rate of 34%, as well as demonstrating the basis for constituting the deferred income tax and social contribution payable, constituted taking into consideration the existing obligations in other jurisdictions, stated separately in assets and liabilities due to the fact that they are distinct tax authorities, as follows:
	Consolidated	Combined
Tax bases – Assets	June 30, 2022	December 31, 2021
Tax loss and negative basis	(6,607)	17,962
Temporary differences in another jurisdiction	13,722	8,470
Provisions – temporary differences	11,439	—
	18,554	26,432
Income tax – 25%	4,638	6,608
Social contribution – 9%	1,670	2,379
Income tax and social contribution – assets	6,308	8,987
	Consolidated	Combined
Tax bases – Liabilities	June 30, 2022	December 31, 2021
Provisions – temporary differences	(36,331)	(45,862)
Temporary differences in another jurisdiction	(69,059)	(52,384)
	(105,390)	(98,246)
Income tax – 25%	(26,347)	(24,562)
Social contribution – 9%	(9,485)	(8,842)
Income tax and social contribution – liabilities	(35,832)	(33,404)
(d) Changes in deferred income tax and social contribution
	Consolidated	Combined
Changes	June 30, 2022	December 31, 2021
Opening balance – assets, net of liabilities	(24,417)	(7,130)
Realization to statement of income	(5,227)	(14,087)
Other changes	120	(3,200)
Closing balance – assets, net of liabilities	(29,524)	(24,417)
(e) Realization of deferred income tax and social contribution
Realization per annum	June 30, 2022	December 31, 2021
2022	789	2,247
2023	1,577	2,247
2024	1,577	2,247
2025	1,577	2,246
2026	788	—
	6,308	8,987

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
23. Cash flow information
Investment and financing transactions that do not involve cash.
	Consolidated	Combined
	June 30, 2022	June 30, 2021
Acquisition of property, plant, and equipment by financing	30,145	7,977
Operational lease	5,338	—
Balance payable for acquisition of investment	16,311	40,331
Accumulated translation adjustment	(75,422)	(14,801)
Interest of non-controlling shareholders	24,153	(22,482)
Capital increase with investment receipt	—	176,000
24. Subsequent events
a) Acquisition of investment
Item	Event	Date	Description
1	Business combination with HPX Corp. (“HPX”) (NYSE: HPX).	July 2022	On July 6, 2022, the parent company Ambipar Participações e Empreendimentos S.A., informed its shareholders and the market in general that Emergencia Participações S.A. entered into a business combination agreement with HPX Corp. (“HPX”) (NYSE: HPX), a special purpose acquisition company (SPAC) (“Business Combination”). With the mentioned Business Combination, the combined company is expected to have a pro-forma enterprise value of approximately R$3.1 billion, which represents an implied EV/EBITDA multiple of 11.1x based on reported EBITDA for the last twelve months ended March 31, 2022, and pro-forma implied equity value of approximately R$2.9 billion.
2	Acquisition of 100% of the company CTA SERVIÇOS EM MEIO AMBIENTE LTDA (“CTA”).	July 2022	In July, the company, through an acquisition of the controlled company CTA Serviços em meio ambiente Ltda. Founded in 1993, in Espírito Santo, CTA is a company specialized in environmental services, having as main areas of readiness and response to the preservation and protection of flora and recovery of fauna in cases of environmental accidents. With net revenues of R$21.6 million and EBITDA of R$5.0 million in the year. For the Group, this acquisition is strategic and has synergy with current operations in Brazil, Latin America, North America, and Europe, contributing to the portfolio complement as follows: (i) Allows access to the market of environmental emergencies of protection and restoration of

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Item	Event	Date	Description
flora and rehabilitation of fauna, Reinforcing the operational structure of emergency response of Ambipar with Rehabilitation Centers for fauna contaminated by polluting products, technical support in unified emergency command centers and support for planning, preparation and participation in simulated exercises of environmental emergencies. (ii) Increase the portfolio of services in fauna and flora consulting, with the preparation of The Protection Plans for Fauna (PPAF), associated with existing environmental monitoring services; and (iii) Create cross selling opportunities in your current customer portfolio.
3	Acquisition of 100% of the company Graham Utilities.	July 2022	In July 2022, the subsidiary Ambipar Holding Canada announced the acquisition of 100% of the company Graham Utilities, through its subsidiary Ambipar Holding Canada Inc. Founded in 2015, Graham Utilities specializes in industrial services and emergency services for the highway, has a base strategically located 12 km from a navigation channel for the Ontario River, in Belleville, a province where Ambipar was not yet present. In 2021, it had a turnover of 3.2 million Canadian dollars, equivalent to R$14.1 million, and an EBITDA of 1.5 million Canadian dollars, equivalent to R$6.6 million. For the Group, this acquisition: (i) geographically expands the Company’s presence in North America, adding another province where the Company is present; (ii) Opens the possibility of the operation of Marine services in Canada; (iii) increases the portfolio of services and scale in North America; (iv) Generates operational, administrative synergies and cross selling opportunities; in line with its strategic growth plan, with synergy capture and potential margin maximization and return.
4	Acquisition of shareholding control of the company C-Tank	July 2022	In July 2022, the Company announced the acquisition of the shareholding control of the company C-Tank. Founded in 2015, C-Tank is a specialist in industrial and naval tank cleaning, offering onshore and offshore solutions for customers in different segments. Its operations are focused on the states of Rio de Janeiro and São Paulo and headquartered in Niterói. In 2021, C-Tank had a turnover of 41 million reais

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Item	Event	Date	Description
and an EBITDA of 19 million reais. This acquisition is strategic and generates synergies with Ambipar’s current operations, because: (i) allows entry into the marine tank cleaning segment; (ii) increases the portfolio of environmental services and solutions; (iii) brings operational and administrative efficiency and generates cross selling opportunities; and (iv) allows sharing of structure and team increasing the utilization rate and efficiency of assets. In line with other acquisitions, it scales and reinforces the one-stop shop model from which a single platform strengthens as a reference in environmental services.
5	Intercompany Loan Agreement between Ambipar and Emergencia	July 2022	On July 5, 2022, Ambipar and Emergencia entered into the Ambipar Intercompany Loan Agreement, pursuant to which Ambipar formalized the disbursement to Emergencia, under the abovementioned intercompany loans, of an aggregate amount of R$317,094,454,24. According to the Ambipar Intercompany Loan Agreement, Ambipar may elect, at any time prior to the termination of this agreement and at its sole discretion, to convert the amount (as expressed in Brazilian Reais) equivalent to US$50,500,000.00 into Emergencia’s equity, as consideration for the subscription and purchase of 5,050,000 New Pubco Class B Ordinary Shares at $10.00 per share pursuant to the Ambipar Subscription Agreement.
6	Acquisition of 100% of Ridgeline Canada Inc. (“Ridgeline”).	August 2022	Founded in 1999, Ridgeline specializes in emergency response and environmental services for companies in the oil and gas, utilities, mining and construction industries. It has 16 bases located in the provinces of British Columbia, Alberta and Saskatchewan, complementary to the current structure of Ambipar in Canada. In 2021, it had a turnover of 34.1 million Canadian dollars, equivalent to R$150.0 million, and an EBITDA of 4.2 million Canadian dollars, equivalent to R$18.5 million. For the Group, this acquisition: (i) geographically expands the Company’s presence in North America, adding new provinces in Canada where the Company was not present; (ii) increases the portfolio of environmental services offered in North America; (iii) Generates operational, administrative synergies and cross selling opportunities; in line

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Item	Event	Date	Description
with its strategic growth plan, with capture of synergies and potential margin maximization and return.
7	New loan agreement with ITAU BBA International PLC	August 2022	In August 2022, in order to finance the acquisition of Witt O'Brien's, Ambipar Holding USA Inc. entered into a loan agreement with Itau BBA International PLC, pursuant to which Itau BBA International PLC granted a loan to Ambipar Holding USA Inc. in the principal amount of $90.0 million, bearing interest of 6.36% p.a., to be paid in nine half-yearly installments from March 2023 to March 2027, with payment of principal due on September 13, 2027.
8	Second Issuance of Debentures	September 2022	Second Issuance of Debentures means the issuance by Emergencia, on September 20, 2022, of an aggregate principal amount of R$250.0 million in a single series of 250,000 unsecured, non-convertible debentures due September 20, 2028, pursuant to the Second Deed of Debentures. This amount was received by the Company in the first week of October 2022.
9	Acquisition of 100% of company Witt O’Brien’s, LLC (“Witt O’Brien’s”) through its direct subsidiary Ambipar Holding USA Inc.	October 2022	In October 2022, the Company announced the conclusion of the shareholding control of the company Witt O’Brien’s, LLC (“Witt O’Brien’s”), through its direct subsidiary Ambipar Holding USA Inc.. Created through the 2012 merger of O’Brien’s Response Management and Witt Associates, WOB is a global leader in the crisis and emergency management industry for blue-chip corporate clients and emergency and resilience programs for the public sector. In the corporate segment, WOB serves more than 1,200 customers and enjoys an attractive margin profile along with sustainable subscription-type revenues. Historically, this segment had a churn rate of less than 5%. Recent customers include 31 Fortune 100 companies, many of which are leaders in the oil, transportation, energy, media, and technology industries. The acquisition is consistent with Ambipar Response’s global expansion strategy and accelerates its growth in the United States. WOB has an experienced and multifunctional leadership team, which is aligned with the execution of its business plan. In addition, it has an organizational structure

RESPONSE GROUP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
(In thousands of reais, unless otherwise indicated)
Item	Event	Date	Description
configured to support its growth and the integration of Ambipar Response’s existing operations in the United States.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Members
Witt O’Brien’s LLC
Opinion
We have audited the consolidated financial statements of Witt O’Brien’s LLC (a Delaware corporation) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor), and the related consolidated statements of income and comprehensive income, changes in members’ equity, and cash flows for the period from April 15, 2021 to December 31, 2021 (Successor), for the period from January 1, 2021 to April 14, 2021 (Predecessor), and the year ended December 31, 2020 (Predecessor), and the related notes to the financial statements.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 (Successor) and December 31, 2020 (Predecessor), and the results of its operations and its cash flows for the period from April 15, 2021 to December 31, 2021 (Successor), for the period from January 1, 2021 to April 14, 2021 (Predecessor) and the year ended December 31, 2020 (Predecessor) in accordance with accounting principles generally accepted in the United States of America.
Basis for opinion
We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with US GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
Fort Lauderdale, Florida
May 19, 2022

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONSOLIDATED BALANCE SHEETS
(in thousands)
	Successor	Predecessor
	December 31, 2021	December 31, 2020
ASSETS
Current Assets:
Cash	$2,551	$1,882
Receivables:
Trade, net of allowance for doubtful accounts of $5,641 and $4,725 in 2021 and 2020, respectively	143,387	135,896
Other	102	—
Prepaid expenses	354	522
Other assets	723	191
Total current assets	147,117	138,491
Property and Equipment:
Historical Cost	1,224	493
Accumulated depreciation	(347)	(442)
Net property and equipment	877	51
Operating Lease Right-of-Use Assets	3,138	1,396
Investments, at Equity, in 50% or Less Owned Companies	1,297	1,247
Goodwill	—	28,506
Intangible Assets, net of accumulated amortization of $843 and $5,432 in 2021 and 2020, respectively	10,357	7,813
Deferred Income Taxes	1,452	1,093
Other Assets	225	225
	$164,463	$178,822
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Current portion of long-term operating lease liabilities	$507	$1,412
Accounts payable and accrued expenses	33,960	17,199
Accrued wages and benefits	9,104	5,584
Accrued income taxes	—	728
Contract liabilities	626	596
Other current liabilities	1,621	6,547
Total current liabilities	45,818	32,066
Long-Term Operating Lease Liabilities	2,641	—
Advances from SEACOR	50,317	82,322
Other Liabilities	1,625	2,112
Total liabilities	100,401	116,500
Members’ Equity:
Common stock	1	1
Additional paid-in capital	32,601	48,953
Retained earnings	31,486	13,885
Other comprehensive loss	(26)	(517)
Total members’ equity	64,062	62,322
	$164,463	$178,822
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(in thousands)
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Operating Revenues	$165,696	$28,289	$92,480
Costs and Expenses:
Operating	98,641	18,547	58,520
Administrative and general	20,408	6,487	28,003
Depreciation and amortization	1,170	426	1,335
	120,219	25,460	87,858
Operating Income	45,477	2,829	4,622
Other Income (Expense):
Interest expense on advances from SEACOR	(2,815)	(767)	(2,635)
SEACOR management fees	(10,501)	(707)	(1,700)
Foreign currency losses, net	(17)	(1)	(48)
Other, net	13	13	149
	(13,320)	(1,462)	(4,234)
Income Before Income Tax Expense and Equity in Earnings of 50% or Less Owned Companies	32,157	1,367	388
Income Tax Expense (Benefit):
Current	1,856	339	1,176
Deferred	(292)	(67)	(1,093)
	1,564	272	83
Income Before Equity in Earnings of 50% or Less Owned Companies	30,593	1,095	305
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	962	57	806
Net Income	31,555	1,152	1,111
Other Comprehensive Loss:
Foreign currency translation losses, net of tax	(26)	(54)	(121)
Comprehensive Income	$31,529	$1,098	$990
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
(in thousands)
	Witt O’Brien’s, LLC Members’ Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Equity
Predecessor
December 31, 2019	$1	$48,953	$12,794	$(396)	$61,352
Distributions to members	—	—	(20)	—	(20)
Net income	—	—	1,111	—	1,111
Other comprehensive loss	—	—	—	(121)	(121)
Year ended December 31, 2020	1	48,953	13,885	(517)	62,322
Net income	—	—	1,152	—	1,152
Other comprehensive loss	—	—	—	(54)	(54)
Period ended April 14, 2021	$1	$48,953	$15,037	$(571)	$63,420
Successor
April 15, 2021	$1	$32,601	$—	$—	$32,602
Distributions to members	—	—	(69)	—	(69)
Net income	—	—	31,555	—	31,555
Other comprehensive loss	—	—	—	(26)	(26)
Period ended December 31, 2021	$1	$32,601	$31,486	$(26)	$64,062
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Cash Flows from Operating Activities:
Net Income	$31,555	$1,152	$1,111
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,170	426	1,335
Amortization of operating lease right-of-use assets	660	436	1,519
Bad debt expense	468	656	4,502
Foreign currency losses, net	17	1	48
Deferred income tax benefit	(292)	(67)	(1,093)
Equity in earnings of 50% or less owned companies, net of tax	(962)	(57)	(806)
Dividends received from 50% or less owned companies	903	—	553
Changes in operating assets and liabilities:
Increase in receivables	(4,472)	(4,274)	(33,479)
Increase (decrease) in prepaid expenses and other assets	(379)	8	321
Increase in accounts payable, accrued expenses and other liabilities	8,051	4,858	9,733
Net cash provided by (used in) operating activities	36,719	3,139	(16,256)
Cash Flows from Investing Activities:
Purchases of property and equipment	(1,190)	(2)	—
Business acquisitions, net of cash acquired	—	—	(970)
Net cash used in investing activities	(1,190)	(2)	(970)
Cash Flows from Financing Activities:
Proceeds from (payments on) advances from SEACOR, net	(39,779)	1,872	18,511
Distributions to members	(69)	—	(20)
Net cash provided by (used in) financing activities	(39,848)	1,872	18,491
Effects of Exchange Rate Changes on Cash	(28)	7	63
Net Increase (Decrease) in Cash	(4,347)	5,016	1,328
Cash, Beginning of Year	6,898	1,882	554
Cash, End of Year	$2,551	$6,898	$1,882
The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.   ORGANIZATION, NATURE OF OPERATIONS AND ACCOUNTING POLICIES
Nature of Operations.   Witt O’Brien’s, LLC (“Witt O’Brien’s” and along with its subsidiaries collectively referred to as the “Company”) provides strategic consulting and implementation solutions that ensure the continuity, stability, and resilience of its clients’ mission-critical operations. The Company delivers these solutions through two segments: Government Solutions; and Corporate Solutions. Government Solutions comprises four practice areas: Community Services; Infrastructure Services; Readiness & Resilience; and Response Operations. Corporate Solutions is also organized in four practice areas: Communications; Emergency Management; Corporate Resilience; and EHS Compliance.
Basis of Consolidation.   Witt O’Brien’s is a wholly-owned subsidiary of SEACOR Holdings Inc. (along with its other majority-owned subsidiaries collectively referred to as “SEACOR”). These consolidated financial statements include the financial position, operating results and cash flows of Witt O’Brien’s and its wholly-owned subsidiaries for the periods presented. All intercompany accounts and transactions among the consolidated group have been eliminated.
The Company employs the equity method of accounting for investments in 50% or less owned companies that it does not control but has the ability to exercise significant influence over the operating and financial policies of the business venture. Significant influence is generally deemed to exist if the Company has between 20% and 50% of the voting rights of a business venture but may exist when the Company’s ownership percentage is less than 20%. The Company reports its investments in and advances to these business ventures in the accompanying consolidated balance sheets as investments, at equity, in 50% or less owned companies. The Company reports its share of earnings or losses from investments in 50% or less owned companies in the accompanying consolidated statements of comprehensive income as equity in earnings of 50% or less owned companies, net of tax.
Merger Agreement.   On December 4, 2020, SEACOR entered into a definitive merger agreement with an affiliate of American Industrial Partners to acquire the Company in a take-private transaction. On April 14, 2021, all conditions to the take-private transaction were met, resulting in a change of ownership at that date (referred to as the “Take Private Transaction”).
As a consequence of the change in ownership, accounting principles generally accepted in the United States require an allocation of the purchase consideration to the fair value of the acquired assets and liabilities as of the Merger date, April 15, 2021 (referred to as “Fair Value Accounting”). References to Predecessor in the consolidated financial statements are in reference to reporting dates through April 14, 2021 (the “Predecessor Period”). References to Successor in the consolidated financial statements are in reference to reporting dates on or after April 15, 2021 (the “Successor Period”). As such, the financial information for the Successor is presented on a basis different from, and is therefore not necessarily comparable to, the financial information for the Predecessor as of December 31, 2020 and the period January 1, 2021 through April 14, 2021, and the year ended December 31, 2020.
Fair Value Accounting Allocation.   The allocation of the purchase price for the Take Private Transaction was as follows (in thousands):
April 15, 2021
Cash and cash equivalents	$6,898
Trade and other receivables	139,509
Other current assets	699
Property and Equipment	5
Right of use assets	902
Investments, at Equity, and Advances to 50% or Less Owned Companies	1,236

April 15, 2021
Deferred Income Taxes	1,160
Goodwill	—
Intangible Assets	11,200
Other Assets	225
Accounts payable and other accrued liabilities	(18,650)
Other current liabilities	(17,220)
Operating lease liabilities	(909)
Advances from SEACOR	(90,206)
Other Liabilities	(2,247)
Fair value of net assets	$32,602

Use of Estimates.   The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include those related to the allowance for doubtful accounts, the useful lives of intangible assets and property and equipment, impairments and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.
Subsequent Events.   The Company has performed an evaluation of subsequent events through May 17, 2022, the date the consolidated and financial statements were available to be issued.
Revenue Recognition.   Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the Company expects to be entitled to in exchange for these goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Costs to obtain or fulfill a contract are expensed as incurred.
Revenue from Contracts with Customers.   The Company’s revenues from contracts with customers primarily arise from time and material, retainer and per unit contracts. The Company transfers control of the service to the customer and satisfies its performance obligation over the term of the contract or as units are delivered, and therefore recognizes revenue over the term of the contract or as units are delivered, while related costs are expensed as incurred. Time and material contracts primarily relate to emergency response, debris management or consulting services that the Company performs for a predetermined fee. Retainer contracts, which are nearly all with vessel services operators and oil companies, are contracted based on agreed-upon rates. Per unit contracts primarily relate to application reviews on behalf of states or other jurisdictions.
Contract liabilities from contracts with customers arise when the Company has received consideration prior to performance and are included in other current liabilities in the accompanying consolidated balance sheets. The Company’s contract liability activity for the years ended December 31, was a follows (in thousands):
	Successor	Predecessor
	2021	2020
Balance at beginning of period	$596	$434
Previously deferred revenues recognized upon completion of performance obligation during the period	(596)	(434)
Net contract liabilities arising during the period	626	596
Balance at end of period	$626	$596

The Company’s revenues from contracts with customers for the periods indicated, were as follows (in thousands):
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Revenues from Contracts with Customers:
Time and material contracts	$104,258	$23,621	$78,184
Per unit contracts	50,841	438	—
Retainer contracts	9,020	3,457	11,823
Other	1,577	773	2,473
	$165,696	$28,289	$92,480
Trade Receivables.   Customers of the Company are primarily governments, energy companies, ship managers and owners, healthcare providers, universities and school systems. The Company routinely reviews its trade receivables and makes provisions for probable doubtful accounts; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.
Other Receivables.   Other receivables primarily consist of income tax receivables.
Concentrations of Credit Risk.    The Company is exposed to concentrations of credit risk associated with its cash. The Company minimizes its credit risk by monitoring the financial condition of the financial institutions involved and by primarily conducting business with large, well-established financial institutions. The Company does not currently anticipate nonperformance by any of its significant counterparties. The Company is also exposed to concentrations of credit risk relating to its receivables due from customers in the industries described above. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations. As of December 31, 2021 and 2020, approximately 59% and 91%, respectively, of the Company’s trade accounts receivable were due from one customer.
Other Assets.   Other assets consist of deferred project costs, primarily labor costs, for fixed fee projects. These costs are expensed upon project completion when the Company recognizes revenues, or at the time the project is terminated, whichever is earlier.
Property and Equipment.   Property and equipment, stated at cost, is depreciated using the straight line method over the estimated useful life of the asset to an estimated residual value, if applicable. The Company’s property and equipment consists primarily of leasehold improvements, furniture, fixtures and equipment with a useful life ranging from three to five years.
Intangible Assets.
Finite Lived.   The Company’s finite lived intangible assets consist of trademarks and customer relationships primarily arose from business acquisitions (see Note 2) and Fair Value Accounting. These finite lived intangible assets are amortized over their estimated useful lives generally ranging from 24 to 120 months. During the Successor period April 15, 2021 through December 31, 2021, and during the Predecessor periods January 1, 2021 through April 14, 2021, and the year ended December 31, 2020, the Company recognized amortization expense of $0.8 million, $0.4 million and $1.2 million, respectively.

Future amortization expense of intangible assets for each of the years ended December 31, is as follows (in thousands):
Successor
2022	$1,190
2023	942
2024	840
2025	840
2026	840
Years subsequent to 2026	3,605
$8,257
Indefinite Lived.   The Company’s indefinite lived intangible assets of $2.1 million consist of tradenames and arose from Fair Value Accounting.
Impairment of Long-Lived Assets.   The Company performs an impairment analysis of intangible assets, when indicators of impairment are present. These indicators may include a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of an intangible asset. If the carrying values of intangible assets are not recoverable, as determined by the estimated undiscounted cash flows, the estimated fair value of the intangible assets are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value. The Company performs its testing on an intangible asset basis. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows, as appropriate. During the Successor period April 15, 2021 through December 31, 2021 and the Predecessor periods January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, the Company did not recognize any impairment charges related to its its intangible assets.
Impairment of 50% or Less Owned Companies.   Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the carrying value of the investment. In its evaluation, the Company considers, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When the Company determines the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from the Company’s estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although the Company believes its assumptions and estimates are reasonable, the investee’s actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods. During the Successor period April 15, 2021 through December 31, 2021 and the Predecessor periods January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, the Company did not recognize impairment charges related to its 50% or less owned companies.
Goodwill.   Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performed an annual impairment test of goodwill on October 1 of each year and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company’s impairment review process compared the fair value of the reporting unit to its carrying value, including the goodwill, related to the reporting unit. To determine the fair value of the reporting unit, the Company used various approaches including an asset or cost approach, market approach or income approach or any combination thereof. These approaches required the Company to make certain estimates and assumptions including projections of future cash flows, revenues and expenses. These estimates and assumptions were reviewed each time the Company tested goodwill for impairment and were typically developed as part of the Company’s routine business planning and forecasting process. Although the Company believes its assumptions and estimates were reasonable, the Company’s actual performance against its estimates could produce different results. During the Predecessor periods January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, the Company did not recognize any impairment charges related to its goodwill.

Business Combinations.   The Company recognizes 100% of the fair value of assets acquired, liabilities assumed, and noncontrolling interests when the acquisition constitutes a change in control of the acquired entity. Shares issued in consideration for a business combination, contingent consideration arrangements and pre-acquisition loss and gain contingencies are all measured and recorded at their acquisition-date fair value. Subsequent changes to fair value of contingent consideration arrangements are generally reflected in earnings. Acquisition-related transaction costs are expensed as incurred and any changes in income tax valuation allowances and tax uncertainty accruals are recorded as an adjustment to income tax expense. The operating results of entities acquired are included in the accompanying consolidated statements of comprehensive income from the date of acquisition (see Note 2).
Other Current Liabilities.   Other current liabilities primarily consists of accrued gross receipts taxes on revenues recognized in jurisdictions with a gross receipts tax and the deferral of the payment payroll taxes allowable under the Coronavirus Aid, Relief, and Economic Security Act passed by the U.S. Congress and signed by the President in March 2020.
Income Taxes.   The income of the Company is included in the taxable income of its individual owners and therefore no provision for income taxes is included in the accompanying consolidated financial statements except for certain subsidiaries that have elected to be treated as a taxable entity for jurisdictional tax purposes (See Note 5).
Foreign Currency Translation.   The assets, liabilities and results of operations of the Company’s equity method investment are measured using the equity method investee’s functional currency, which is the currency of the primary foreign economic environment in which it operates. When recording the Company’s investment in and equity earnings of these 50% or less owned companies, the equity method investee’s assets and liabilities are translated to U.S. dollars at currency exchange rates as of the balance sheet dates and revenues and expenses are translated at the weighted average currency exchange rates during the applicable reporting periods. The Company’s proportionate share of translation adjustments resulting from the process of translating equity method investee’s financial statements are reported in other comprehensive loss in the accompanying consolidated statements of comprehensive income.
Foreign Currency Transactions.   The Company, from time to time, enters into transactions denominated in currencies other than its functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency gains (losses), net in the accompanying consolidated statements of income in the period in which the currency exchange rates change.
2.   BUSINESS ACQUISITIONS
Navigate.   On February 21, 2020, the Company acquired Helix Media Pte. Ltd., Navigate Response (Asia) Pte. Ltd., Navigate PR Ltd., and Navigate Response Limited (collectively “Navigate”), a global crisis communications network specializing in the international shipping, port and offshore industries for $3.6 million in cash. The purchase price consisted of $1.0 million, in cash net of cash acquired of $0.8 million, paid at the closing of the acquisition and $1.8 million of contingent consideration that is payable upon Navigate meeting certain specified cash collection and client retention targets for the 24 months following the acquisition date. The Company performed a fair value analysis and the purchase price was allocated to the acquired assets and liabilities based on their fair value resulting in no goodwill being recorded. During the Successor period April 15, 2021 through December 31, 2021, and the Predecessor year ended December 31, 2020, the Company paid $1.7 million and $0.1 million, respectively, of the contingent consideration.

Purchase Price Allocation.   The allocation of the purchase price for the Company’s acquisition for the year ended December 31, was as follows (in thousands):
Predecessor
2020
Trade and other receivables	$295
Other current assets	103
Property and Equipment	5
Intangible Assets	3,078
Accounts payable and other accrued liabilities(2)	(31)
Other current liabilities(2)	(2,113)
Other Liabilities(2)	(367)
Purchase price(3)	$970

(1)
Includes contingent consideration.

(2)
Purchase price is net of cash acquired totaling $0.8 million.

3.   INVESTMENTS, AT EQUITY, IN 50% OR LESS OWNED COMPANIES
O’Brien’s do Brazil.   O’Brien’s do Brasil Consultoria em Emergencias e Meio Ambiente A/A (“O’Brien’s do Brazil”) is an emergency consulting organization providing preparedness, response and recovery services in Brazil. During the Successor period April 15, 2021 through December 31, 2021, and during thePredecessor year ended December 31, 2020, the Company received dividends of $0.9 million and $0.6 million, respectively, from O’Brien’s do Brazil.
4.
OPERATING LEASES

Lessee.   As of December 31, 2021, the Company leased in one office, which had remaining durations of 66 months.
As of December 31, 2021, the future minimum payments in the years ended December 31, for the Company’s operating lease were as follows (in thousands):
Successor
2022	$632
2023	639
2024	646
2025	652
2026	660
Years subsequent to 2026	333
3,562
Interest component	414
3,148
Current portion of long-term operating lease liabilities	507
Long-term operating lease liabilities	$2,641

The components of lease expense for the periods indicated, were as follows (in thousands):
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Operating lease expense	$770	$490	$1,519
Short-term lease expense (lease duration of twelve months or less at lease commencement)	172	46	14
	$942	$536	$1,533
Other information related to operating leases for the periods indicated, was as follows (in thousands except weighted average data):
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Operating cash outflows from operating leases	$768	$498	$1,707
Right-of-use assets obtained in exchange for operating lease liabilities	$2,965	$17	$(33)
Weighted average remaining lease term, in years	5.5	0.6	0.9
Weighted average discount rate	4.0%	4.0%	4.0%
5.   INCOME TAXES
Income (loss) before current income tax expense and equity in earnings of 50% or less owned companies derived from certain subsidiaries that have elected to be treated as a taxable entity for jurisdictional tax purposes was $9.1 million, $2.0 million and ($0.2) million for the Successor period April 15, 2021 through December 31, 2021 and the Predecessor periods January 1, 2021 through April 14, 2021 and the year ended December 31, 2020, respectively.
The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the periods indicated:
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	Year ended December 31, 2020
Statutory rate	21.0%	21.0%	21.0%
Foreign earnings not subject to U.S. income tax	(21.0)%	(21.0)%	(21.0)%
Foreign taxes not creditable against U.S. income tax	17.3%	13.4%	(37.0)%
	17.3%	13.4%	(37.0)%
The components of the deferred income tax assets as of December 31, were as follows (in thousands):
	Successor	Predecessor
	2021	2020
Deferred tax assets:
Disallowed interest deduction carryforward	$277	$82
Temporary differences arising from allowance for doubtful accounts	1,168	998
Other	7	13
Total deferred tax assets	$1,452	$1,093

6.   FAIR VALUE MEASUREMENTS
The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
As of December 31, 2021 and 2020, the Company’s financial assets measured at fair value on a recurring basis were its cash. The fair value was determined using Level 1 inputs. It was not practical to estimate a fair value of the Company’s advances from SEACOR because the timing of settlement of these instruments is not certain.
7.   RELATED-PARTY TRANSACTIONS
The Company provides contingency planning, reporting, training and security drills for SEACOR and certain of its subsidiaries. The Company received less than $0.1 million in revenues for these services, in each of the Successor period April 15, 2021 though December 31, 2021 and the Predecessor periods January 1, 2021 through April 14, 2021 and the year ended December 31, 2020.
The Company participates in a cash management program whereby certain operating and capital expenditures of the Company are funded through advances from SEACOR and certain cash collections of the Company are forwarded to SEACOR. As of December 31, 2021 and 2020, net amounts of $50.3 million and $82.3 million, respectively, under this program are reported as Advances from SEACOR in the accompanying consolidated balance sheets. The Company incurs interest expense on outstanding advances from SEACOR and is reported in the accompanying consolidated statements of comprehensive income as interest expense on advances from SEACOR. Interest is calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR.
As part of a consolidated group, certain costs and expenses of the Company are borne by SEACOR and charged to the Company. These costs and expenses are included in administrative and general expenses in the accompanying consolidated statements of comprehensive income and are summarized as follows for the years ended December 31, (in thousands):
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	Year ended December 31, 2020
Participation in SEACOR employee benefit plans	$460	$176	$509
Participation in SEACOR defined contribution plan	338	199	499
Participation in SEACOR share award plans	—	269	185
Shared services allocation for administrative support	791	346	982
	$1,589	$990	$2,175

•
Actual payroll costs of SEACOR personnel assigned to the Company are charged to the Company.

•
SEACOR maintains self-insured health benefit plans for participating employees, including those of the Company, and charges the Company for its share of total plan costs incurred based on the percentage of its participating employees.

•
SEACOR provides a defined contribution plan for participating employees, including those of the Company, and charges the Company for its share of employer matching contributions, which is limited to 4.5% of an employee’s wages depending upon the employee’s level of voluntary wage deferral contributed to the plan.
•
SEACOR provides certain administrative support services to the Company under a shared services arrangement, including but not limited to payroll processing, information systems support, benefit plan management, cash disbursement support and treasury management. The Company is charged for its share of actual costs incurred generally based on volume processed or units supported.

SEACOR incurs various corporate costs and expenses and charges all of its operating segments management fees to fund its corporate overhead. Such management fees are calculated at the discretion of SEACOR and settled on a quarterly basis. The Company’s incurred management fees from SEACOR are reported as SEACOR management fees in the accompanying consolidated statements of comprehensive income. The Company’s results could differ if it were not part of SEACOR’s consolidated group.
8.   COMMITMENTS AND CONTINGENCIES
On December 15, 2010, O’Brien’s Response Management L.L.C. (“ORM”) were named as defendants in several “master complaints” filed in the overall multi-district litigation relating to the Deepwater Horizon oil spill response and clean-up in the Gulf of Mexico (the “DWH Response”), which is currently pending in the U.S. District Court for the Eastern District of Louisiana (the “MDL”). The “B3” master complaint naming ORM asserted various claims on behalf of a putative class against multiple defendants concerning the clean-up activities generally and the use of dispersants specifically. Both prior to and following the filing of the aforementioned “B3” master complaint, individual civil actions naming ORM alleging “B3” exposure-based injuries and/or damages were consolidated with the MDL and stayed pursuant to court order. On February 16, 2016, all but eleven “B3” claims against ORM were dismissed with prejudice (the “ B3 Dismissal Order”). On August 2, 2016, the Court granted an omnibus motion for summary judgment as it concerns ORM in its entirety, dismissing the remaining eleven plaintiffs’ claims against ORM with prejudice (the “Remaining Eleven Plaintiffs’ Dismissal Order”). The deadline to appeal both of these orders has expired. The last remaining claim against the Company in connection with the “B3” master complaint was dismissed with prejudice, by an order of the Court granted on July 25, 2019.
On February 18, 2011, Triton Asset Leasing GmbH, Transocean Holdings LLC, Transocean Offshore Deepwater Drilling Inc., and Transocean Deepwater Inc. (collectively “Transocean”) named ORM as a third-party defendant in a Rule 14(c) Third-Party Complaint in Transocean’s own Limitation of Liability Act action, which is part of the overall MDL, tendering to ORM the claims in the “B3” master complaint that have already been asserted against ORM. Various contribution and indemnity cross-claims and counterclaims involving ORM were subsequently filed, including by Halliburton Energy Services Inc. (“Halliburton”) and other parties. In August 2020, the Court granted motions that ORM filed with Transocean and Halliburton, respectively, to voluntarily dismiss their claims against one another with prejudice. The Company believes that the potential exposure, if any, resulting therefrom has been reduced as a result of the various developments in the MDL, including the B3 Dismissal Order and Remaining Eleven Plaintiffs’ Dismissal Order, and does not expect that these matters will have a material effect on its consolidated financial position, results of operations or cash flows.
Separately, on March 2, 2012, the Court announced that BP Exploration and Production Inc. (“BPXP”) and BP America Production Company (“BP America,” and with BPXP, “BP”) and the Plaintiffs had reached an agreement on the terms of two proposed class action settlements that would resolve, among other things, Plaintiffs’ economic loss and property damage claims and clean-up related claims against BP. ORM had no involvement in negotiating or agreeing to the terms of either settlement, nor are they parties or signatories thereto. The BP settlement pertaining to personal injury claims (the “Medical Settlement”) purported to resolve the “B3” claims asserted against BP and also established a right for class members to pursue individual claims against BP (but not ORM) for “later-manifested physical conditions,” defined in the Medical Settlement to be physical conditions that were “first diagnosed” after April 16, 2012 and which are claimed to have resulted from exposure during the DWH Response. This back-end litigation-option (“BELO”) provision of the Medical Settlement has specifically-delineated procedures and limitations, should any “B3” class member seek to invoke their BELO right. For example, there are limitations on the claims and defenses that can be asserted, as well as on the issues, elements, and proofs that may be litigated at any trial and the potential recovery for any Plaintiff. Notwithstanding that ORM are listed on the Medical

Settlement’s release as to claims asserted by Plaintiffs, the Medical Settlement still permits BP to seek indemnity from any party, to the extent BP has a valid indemnity right. The Medical Settlement was approved by the Court on January 11, 2013 and made effective on February 12, 2014.
As of December 2021, BP has tendered 2,414 claims pursuant to the Medical Settlement’s BELO provision for indemnity to ORM. Recently, 827 of the claims that were tendered by BP to ORM have been dismissed with prejudice. ORM has rejected all of BP’s indemnity demands relating to the Medical Settlement’s BELO provision and on February 14, 2019 commenced a legal action against BPXP and BP America with respect to same. That action, captioned O’Brien’s Response Management, L.L.C. et al. v. BP Exploration & Production Inc. et al., Case No. 2:19-CV-01418-CJB-JCW (E.D. La.) (the “Declaratory Judgment Action”), seeks declaratory relief that ORM has any indemnity obligation to BP with respect to the exposure-based claims expressly contemplated by the Medical Settlement’s BELO provision, nor any contribution, in light of BP’s own actions and conduct over the past ten years (including its complete failure to even seek indemnity) and the resultant prejudice to ORM; that any indemnity or contribution rights BP may have once had with respect to these personal injury and exposure claims were extinguished once the Medical Settlement was approved by the MDL Court in 2013; and that ORM’s contractual and common law rights operate to bar any indemnity or contribution claims against them by BP. BP subsequently proceeded to begin tendering personal injury claims to ORM that are being pursued by plaintiffs who opted out of the Medical Settlement and who are thus proceeding with their “B3” claims in their ordinary course (as opposed to pursuant to the Medical Settlement’s BELO provision). ORM aalso rejected these demands, and amended the Declaratory Judgment Action to cover BP’s indemnity demands for the opt-out claims as well.
BP asserted four amended counterclaims against ORM, as well as two claims against ORM’s insurer (Navigators). Those amended counterclaims are breach of contract against ORM for allegedly failing to indemnify BP or name BP as an additional insured on the Navigators policy and unjust enrichment against ORM. ORM successfully moved to dismiss the unjust enrichment counterclaim. The parties also filed simultaneous motions for judgment on the pleadings. On May 4, 2020, the Court ruled in favor of ORM and Navigators, and against BP, on all remaining claims. BP appealed portions of that ruling, not including the additional insured claim against ORM, to the U.S. Court of Appeals for the Fifth Circuit. On January 19, 2022, the Fifth Circuit affirmed the district court’s ruling as to the BELO claims involving ORM. The Fifth Circuit reversed the district court’s ruling with respect to the opt-out claims involving ORM, and remanded for factual determinations that could not, according to the panel majority, be properly made at the pleadings stage. ORM plans to continue disputing BP’s right to any indemnification for the remaining claims on multiple grounds that the Fifth Circuit’s decision leaves open on remand. A status conference with the district court took place on April 1, 2022 and the district court judge discussed the parties’ recommendations on how the case should proceed following The Fifth Circuit Court of Appeals decision. As a result, the district court authorized certain limited discovery prior to further consideration of the matter.
Generally, ORM believes that BP’s indemnity demands with respect to any “B3” claims, including those involving Medical Settlement class members invoking BELO rights and those involving Medical Settlement opt-out Plaintiffs, are untimely and improper, and intend to vigorously defend their interests. Moreover, ORM has contractual indemnity coverage for the above-referenced claims through its separate agreements with sub-contractors that worked for ORM during the DWH Response and has attempted to preserve its rights in that regard while the Declaratory Judgment Action is pending. Overall, however, the Company believes that both of BP’s settlements have reduced the potential exposure in connection with the various cases relating to the DWH Response. The Company is unable to estimate the potential exposure, if any, resulting from these claims, but does not expect that they will have a material effect on its consolidated financial position, results of operations or cash flows.
In November 2020, a subcontractor of the Company filed a contract claim alleging unpaid invoices for services and expenses related to disaster recovery work in the U.S. Virgin Islands. In December 2020, the Company successfully removed the suit to federal court and filed counterclaims against the subcontractor for failure to provide supporting information for their submitted invoices. Discovery is ongoing, however the Company is unable to estimate the potential exposure, if any, resulting from this claim, but does not expect it will have a material effect on its consolidated financial position, results of operations or cash flows.
In the ordinary course of the Company’s business, it may agree to indemnify its counterparty to an agreement. If the indemnified party makes a successful claim for indemnification, the Company would be required to reimburse that party in accordance with the terms of the indemnification agreement. Indemnification agreements generally, but not always, are subject to threshold amounts, specified claim periods and other restrictions and limitations.
In the ordinary course of its business, the Company may become involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated financial position, results of operations or cash flows.
9.
SUPPLEMENTAL INFORMATION FOR STATEMENT OF CASH FLOWS

Supplemental information for the periods indicated was as follows (in thousands):
	Successor	Predecessor
	April 15, 2021 through December 31, 2021	January 1, 2021 through April 14, 2021	For the year ended December 31, 2020
Income taxes paid	$2,216	$817	$500
Schedule of Non-Cash Investing and Financing Activities:
Right-of-use assets obtained (disposed) in exchange for operating lease liabilities	2,965	17	(33)

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, unaudited)
	June 30, 2022	December 31, 2021
ASSETS
Current Assets:
Cash	$1,727	$2,551
Receivables:
Trade, net of allowance for doubtful accounts of $5,515 and $5,641 in 2022 and 2021, respectively	115,483	143,387
Other	466	102
Prepaid expenses	443	723
Other assets	330	354
Total current assets	118,449	147,117
Property and Equipment:
Historical Cost	1,619	1,224
Accumulated depreciation	(643)	(347)
Net property and equipment	976	877
Operating Lease Right-of-Use Assets	2,749	3,138
Investments, at Equity, in 50% or Less Owned Companies	1,736	1,297
Intangible Assets, net of accumulated amortization of $1,438 and $843 in 2022 and 2021, respectively	9,762	10,357
Deferred Income Taxes	1,685	1,452
Other Assets	227	225
	$135,584	$164,463
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Current portion of long-term operating lease liabilities	$496	$507
Accounts payable and accrued expenses	23,011	33,960
Contract liabilities	5,650	626
Other current liabilities	5,695	10,725
Total current liabilities	34,852	45,818
Long-Term Operating Lease Liabilities	2,266	2,641
Advances from SEACOR	19,397	50,317
Other Liabilities	1,629	1,625
Total liabilities	58,144	100,401
Members’ Equity:
Common stock	1	1
Additional paid-in capital	32,601	32,601
Retained earnings	44,883	31,486
Other comprehensive loss	(45)	(26)
Total members’ equity	77,440	64,062
	$135,584	$164,463
The accompanying notes are an integral part of these condensed consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, unaudited)
	Successor		Predecessor
	Six Months Ended June 30, 2022	April 15, 2021 through June 30, 2021	January 1, 2021 through April 14, 2021
Operating Revenues	$89,725	$37,341	$28,289
Costs and Expenses:
Operating	60,161	21,742	18,547
Administrative and general	12,484	4,790	6,487
Depreciation and amortization	892	249	426
	73,537	26,781	25,460
Operating Income	16,188	10,560	2,829
Other Income (Expense):
Interest expense on advances from SEACOR	(711)	(1,001)	(767)
SEACOR management fees	(1,465)	(1,379)	(707)
Foreign currency gains (losses), net	89	3	(1)
Other, net	15	6	13
	(2,072)	(2,371)	(1,462)
Income Before Income Tax Expense and Equity in Earnings of 50% or Less Owned Companies	14,116	8,189	1,367
Income Tax Expense	1,014	723	272
Income Before Equity in Earnings of 50% or Less Owned Companies	13,102	7,466	1,095
Equity in Earnings of 50% or Less Owned Companies, Net of Tax	380	234	57
Net Income	13,482	7,700	1,152
Other Comprehensive Income (Loss):
Foreign currency translation gains (losses), net of tax	(19)	148	(54)
Comprehensive Income	$13,463	$7,848	$1,098
The accompanying notes are an integral part of these condensed consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY
(in thousands, unaudited)
	Witt O’Brien’s, LLC Members’ Equity				Total Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
For the six months ended June 30, 2022
December 31, 2021	$1	$32,601	$31,486	$(26)	$64,062
Distributions to members	—	—	(85)	—	(85)
Net income	—	—	13,482	—	13,482
Other comprehensive loss	—	—	—	(19)	(19)
June 30, 2022	$1	$32,601	$44,883	$(45)	$77,440
	Witt O’Brien’s, LLC Members’ Equity				Total Equity
Predecessor	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
For the Period January 1, 2021 through April 14, 2021
December 31, 2020	$1	$48,953	$13,885	$(517)	$62,322
Net income	—	—	1,152	—	1,152
Other comprehensive loss	—	—	—	(54)	(54)
Period Ended April 14, 2021	$1	$48,953	$15,037	$(571)	$63,420
	Witt O’Brien’s, LLC Members’ Equity				Total Equity
Successor	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income
For the Period April 15, 2021 through June 30, 2021
April 15, 2021	$1	$32,601	$—	$—	$32,602
Net income	—	—	7,700	—	7,700
Other comprehensive income	—	—	—	148	148
Period Ended June 30, 2021	$1	$32,601	$7,700	$148	$40,450
The accompanying notes are an integral part of these condensed consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)
	Successor		Predecessor
	Six Months Ended June 30, 2022	April 15, 2021 through June 30, 2021	January 1, 2021 through April 14, 2021
Net cash provided by operating activities	$30,674	$8,303	$3,139
Cash Flows from Investing Activities:
Purchases of property and equipment	(395)	—	(2)
Net cash used in investing activities	(395)	—	(2)
Cash Flows from Financing Activities:
Proceeds from (payments on) advances from SEACOR, net	(30,909)	(12,848)	1,872
Distributions to members	(85)	—	—
Net cash provided by (used in) financing activities	(30,994)	(12,848)	1,872
Effects of Exchange Rate Changes on Cash	(109)	(9)	7
Net Increase (Decrease) in Cash	(824)	(4,554)	5,016
Cash, Beginning of Year	2,551	6,898	1,882
Cash, End of Year	$1,727	$2,344	$6,898
The accompanying notes are an integral part of these condensed consolidated financial statements and should be read in conjunction herewith.

Witt O’Brien’s, LLC
(a Limited Liability Company)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.
BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Unless the context otherwise indicates, any reference in these condensed consolidated financial statements to the “Company” refers to Witt O’Brien’s LLC and its consolidated subsidiaries and any reference to “SEACOR” refers to SEACOR Holdings Inc. without its consolidated subsidiaries. Capitalized terms used and not specifically defined herein have the same meaning given to those terms in the Company’s annual audited financial statements for the year ended December 31, 2021.
On December 4, 2020, SEACOR entered into a definitive merger agreement with an affiliate of American Industrial Partners to acquire SEACOR in a take-private transaction. On April 14, 2021, all conditions to the take-private transaction were met, resulting in a change of ownership at that date (referred to as the “Take Private Transaction”).
As a consequence of the change in ownership, accounting principles generally accepted in the United States require an allocation of the purchase consideration to the fair value of the acquired assets and liabilities as of the Merger date, April 15, 2021 (referred to as “Fair Value Accounting”). References to Predecessor in the condensed consolidated financial statements are in reference to reporting dates through April 14, 2021 (the “Predecessor Period”). References to Successor in the condensed consolidated financial statements are in reference to reporting dates on or after April 15, 2021 (the “Successor Period”). As such, the financial information for the Successor Period is presented on a basis different from, and is therefore not necessarily comparable to, the financial information for the Predecessor Period.
The condensed consolidated financial information for the six months ended June 30, 2022 and 2021 has been prepared by the Company and has not been audited by its independent certified public accounting firm. The condensed consolidated financial statements include the accounts of Witt O’Brien’s LLC and its consolidated subsidiaries. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made to fairly present the Company’s financial position as of June 30, 2022, its results of operations for the six months ended June 30, 2022 and 2021, its comprehensive income for the six months ended June 30, 2022 and 2021, its changes in equity for the six months ended June 30, 2022 and 2021, and its cash flows for the six months ended June 30, 2022 and 2021. Results of operations for the interim periods presented are not necessarily indicative of operating results for the full year or any future periods.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s annual audited financial statements and related notes thereto for the year ended December 31, 2021.
Revenue Recognition.   Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the Company expects to be entitled to in exchange for these goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Costs to obtain or fulfill a contract are expensed as incurred.
Revenue from Contracts with Customers.   The Company’s revenues from contracts with customers primarily arise from time and material, retainer and per unit contracts. The Company transfers control of the service to the customer and satisfies its performance obligation over the term of the contract or as units are delivered, and therefore recognizes revenue over the term of the contract or as units are delivered, while related costs are expensed as incurred. Time and material contracts primarily relate to emergency response, debris management or consulting services that the Company performs for a predetermined fee. Retainer contracts, which are nearly all with vessel services operators and oil companies, are contracted based on agreed-upon rates. Per unit contracts primarily relate to application reviews on behalf of states or other jurisdictions.

Contract liabilities from contracts with customers arise when the Company has received consideration prior to performance and are included in other current liabilities in the accompanying consolidated balance sheets. The Company’s contract liability activity for the period ended June 30, was a follows (in thousands):
	Successor		Predecessor
	Six Months Ended June 30, 2022	April 15, 2021 through June 30, 2021	January 1, 2021 through April 14, 2021
Balance at beginning of period	$626	$7,156	$596
Previously deferred revenues recognized upon completion of performance obligations during the period	(312)	(2,054)	(174)
Net contract liabilities arising during the period	5,336	691	6,734
Balance at end of period	$5,650	$5,793	$7,156
The Company’s revenues from contracts with customers for the period ended June 30, were as follows (in thousands):
	Successor		Predecessor
	Six Months Ended June 30, 2022	April 15, 2021 through June 30, 2021	January 1, 2021 through April 14, 2021
Revenues from Contracts with Customers:
Time and material contracts	$68,522	$24,176	$23,621
Per unit contracts	13,162	10,241	438
Retainer contracts	6,814	2,518	3,457
Other	1,227	406	773
	$89,725	$37,341	$28,289
Impairment of Long-Lived Assets.   The Company performs an impairment analysis of intangible assets, when indicators of impairment are present. These indicators may include a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses associated with the use of an intangible asset. If the carrying values of intangible assets are not recoverable, as determined by the estimated undiscounted cash flows, the estimated fair value of the intangible assets are compared to their current carrying values and impairment charges are recorded if the carrying value exceeds fair value. The Company performs its testing on an intangible asset basis. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows, as appropriate. During the Successor six months ended June 30, 2022, the period April 15, 2021 through June 30, 2021, and during the Predecessor period January 1, 2021 through April 14, 2021, the Company did not recognize any impairment charges related to its its intangible assets.
Impairment of 50% or Less Owned Companies.   Investments in 50% or less owned companies are reviewed periodically to assess whether there is an other-than-temporary decline in the carrying value of the investment. In its evaluation, the Company considers, among other items, recent and expected financial performance and returns, impairments recorded by the investee and the capital structure of the investee. When the Company determines the estimated fair value of an investment is below carrying value and the decline is other-than-temporary, the investment is written down to its estimated fair value. Actual results may vary from the Company’s estimates due to the uncertainty regarding projected financial performance, the severity and expected duration of declines in value, and the available liquidity in the capital markets to support the continuing operations of the investee, among other factors. Although the Company believes its assumptions and estimates are reasonable, the investee’s actual performance compared with the estimates could produce different results and lead to additional impairment charges in future periods. During the Successor six months ended June 30, 2022, the period April 15, 2021 through June 30, 2021, and during the Predecessor period January 1, 2021 through April 14, 2021, the Company did not recognize impairment charges related to its 50% or less owned companies.

Income Taxes.   The income of the Company is included in the taxable income of its individual owners and therefore no provision for income taxes is included in the accompanying condensed consolidated financial statements except for certain subsidiaries that have elected to be treated as a taxable entity for jurisdictional tax purposes (See Note 3).
2.
OPERATING LEASES

Lessee.   As of June 30, 2022, the Company leased one office, which had a remaining duration of 60 months.
The components of lease expense for the periods indicated, were as follows (in thousands):
	Successor		Predecessor
	Six Months Ended June 30, 2022	April 15, 2021 through June 30, 2021	January 1, 2021 through April 14, 2021
Operating lease expense	$316	$311	$490
Short-term lease expense (lease duration of twelve months or less at lease commencement)	109	42	46
	$425	$353	$536
For the six months ended June 30, 2022, other information related to operating leases was as follows (in thousands except weighted average data):
Operating cash outflows from operating leases	$313
Right-of-use assets obtained in exchange for operating lease liabilities	$(132)
Weighted average remaining lease term, in years	5.0
Weighted average discount rate	4.0%

3.
INCOME TAXES

The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the six months ended June 30, 2022:
Statutory rate	21.0%
Foreign earnings not subject to U.S. income tax	(21.0)%
Foreign taxes not creditable against U.S. income tax	22.9%
22.9%

4.
FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.
As of June 30, 2022 and December 31, 2021, the Company’s financial assets measured at fair value on a recurring basis were its cash. The fair value was determined using Level 1 inputs. It was not practical to estimate a fair value of the Company’s advances from SEACOR because the timing of settlement of these instruments is not certain.
5.
RELATED-PARTY TRANSACTIONS

The Company participates in a cash management program whereby certain operating and capital expenditures of the Company are funded through advances from SEACOR and certain cash collections of the Company are forwarded to SEACOR. As of June 30, 2022 and December 31, 2021, net amounts of $19.4 million and $50.3 million, respectively, under this program are reported as advances from SEACOR in the accompanying condensed consolidated balance sheets. The Company incurs interest expense on outstanding advances from SEACOR and is reported in the accompanying condensed consolidated statements of comprehensive income as interest expense on advances from SEACOR. Interest is calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR.
As part of a consolidated group, certain costs and expenses of the Company are borne by SEACOR and charged to the Company. These costs and expenses are included in administrative and general expenses in the accompanying condensed consolidated statements of comprehensive income and are summarized as follows for the six months ended June 30, 2022 (in thousands):
Participation in SEACOR employee benefit plans	$3,502
Participation in SEACOR defined contribution plan	528
Shared services allocation for administrative support	408
$4,438

6.
COMMITMENTS AND CONTINGENCIES

On December 15, 2010, O’Brien’s Response Management L.L.C. (“ORM”) was named as a defendant in several “master complaints” filed in the overall multi-district litigation relating to the Deepwater Horizon oil spill response and clean-up in the Gulf of Mexico (the “DWH Response”), which is currently pending in the U.S. District Court for the Eastern District of Louisiana (the “MDL”). The “B3” master complaint naming ORM asserted various claims on behalf of a putative class against multiple defendants concerning the clean-up activities generally and the use of dispersants specifically. Both prior to and following the filing of the aforementioned “B3” master complaint, individual civil actions naming ORM alleging “B3” exposure-based injuries and/or damages were consolidated with the MDL and stayed pursuant to court order. On February 16, 2016, all but eleven “B3” claims against ORM were dismissed with prejudice (the “B3 Dismissal Order”). On August 2, 2016, the Court granted an omnibus motion for summary judgment as it concerns ORM in its entirety, dismissing the remaining eleven plaintiffs’ claims against ORM with prejudice (the “Remaining Eleven Plaintiffs’ Dismissal Order”). The deadline to appeal both of these orders has expired. The last remaining claim against the Company in connection with the “B3” master complaint was dismissed with prejudice, by an order of the Court granted on July 25, 2019.
On February 18, 2011, Triton Asset Leasing GmbH, Transocean Holdings LLC, Transocean Offshore Deepwater Drilling Inc., and Transocean Deepwater Inc. (collectively “Transocean”) named ORM as a third-party defendant in a Rule 14(c) Third-Party Complaint in Transocean’s own Limitation of Liability Act action, which is part of the overall MDL, tendering to ORM the claims in the “B3” master complaint that have already been asserted against ORM. Various contribution and indemnity cross-claims and counterclaims involving ORM were subsequently filed, including by Halliburton Energy Services Inc. (“Halliburton”) and other parties. In August 2020, the Court granted motions that ORM filed with Transocean and Halliburton, respectively, to voluntarily dismiss their claims against one another with prejudice. The Company believes that the potential exposure, if any, resulting therefrom has been reduced as a result of the various developments in the MDL, including the B3 Dismissal Order and Remaining Eleven Plaintiffs’ Dismissal Order, and does not expect that these matters will have a material effect on its consolidated financial position, results of operations or cash flows.
Separately, on March 2, 2012, the Court announced that BP Exploration and Production Inc. (“BPXP”) and BP America Production Company (“BP America,” and with BPXP, “BP”) and the Plaintiffs had reached an agreement on the terms of two proposed class action settlements that would resolve, among other things, Plaintiffs’ economic loss and property damage claims and clean-up related claims against BP. ORM had no involvement in negotiating or agreeing to the terms of either settlement, nor are they parties or signatories thereto. The BP settlement pertaining to personal injury claims (the “Medical Settlement”) purported to resolve the “B3” claims asserted against BP and also established a right for class members to pursue individual claims against BP (but not ORM) for “later-manifested physical conditions,” defined in the Medical Settlement to be physical conditions that were “first diagnosed” after April 16, 2012 and which are claimed to have resulted from exposure during the DWH Response. This back-end litigation-option (“BELO”) provision of the Medical Settlement has specifically-delineated procedures and limitations, should any “B3” class member seek to invoke their BELO right. For example, there are limitations on the claims and defenses that can be asserted, as well as on the issues, elements, and proofs that may be litigated at any trial and the potential recovery for any Plaintiff. Notwithstanding that ORM is listed on the Medical Settlement’s release as to claims asserted by Plaintiffs, the Medical Settlement still permits BP to seek indemnity from any party, to the extent BP has a valid indemnity right. The Medical Settlement was approved by the Court on January 11, 2013 and made effective on February 12, 2014.
As of January 2022, BP tendered 2,414 claims pursuant to the Medical Settlement’s BELO provision for indemnity to ORM. ORM rejected all of BP’s indemnity demands relating to the Medical Settlement’s BELO provision and on February 14, 2019 commenced a legal action against BPXP and BP America with respect to same. That action, captioned O’Brien’s Response Management, L.L.C. et al. v. BP Exploration & Production Inc. et al., Case No. 2:19-CV-01418-CJB-JCW (E.D. La.) (the “Declaratory Judgment Action”), sought declaratory relief that ORM had no indemnity obligation to BP with respect to the exposure-based claims expressly contemplated by the Medical Settlement’s BELO provision, nor any contribution, in light of BP’s own actions and conduct over the past ten years (including its complete failure to even seek indemnity) and the resultant prejudice to ORM; that any indemnity or contribution rights BP may have once had with respect to these personal injury and exposure claims were extinguished once the Medical Settlement was approved by the MDL Court in 2013; and that ORM’s contractual and common law rights operate to bar any indemnity or contribution claims against it by BP. BP subsequently proceeded to begin tendering personal injury claims to ORM that are being pursued by plaintiffs who opted out of the Medical Settlement and who are thus proceeding with their “B3” claims in their ordinary course (as opposed to pursuant to the Medical Settlement’s BELO provision). ORM also rejected these demands, and amended the Declaratory Judgment Action to cover BP’s indemnity demands for the opt-out claims as well.
BP asserted four amended counterclaims against ORM, as well as two claims against ORM’s insurer (Navigators). Those amended counterclaims were breach of contract against ORM for allegedly failing to indemnify BP or name BP as an additional insured on the Navigators policy and unjust enrichment against ORM. ORM successfully moved to dismiss the unjust enrichment counterclaim. The parties also filed simultaneous motions for judgment on the pleadings. On May 4, 2020, the Court ruled in favor of ORM and Navigators, and against BP, on all remaining claims. BP appealed portions of that ruling, not including the additional insured claim against ORM, to the U.S. Court of Appeals for the Fifth Circuit. On January 19, 2022, the Fifth Circuit affirmed the district court’s ruling as to the BELO claims involving ORM. The Fifth Circuit reversed the district court’s ruling with respect to the opt-out claims involving ORM, and remanded for factual determinations that could not, according to the panel majority, be properly made at the pleadings stage. On remand, ORM continues to dispute BP’s right to any indemnification for the remaining opt-out claims on multiple grounds that the Fifth Circuit’s decision leaves open on remand. A status conference with the district court took place on April 1, 2022 and the district court judge discussed the parties’ recommendations on how the case should proceed following the Fifth Circuit decision. As a result, the district court authorized certain limited discovery prior to further consideration of the matter.
Generally, ORM believes that BP’s remaining indemnity demands with respect to the Medical Settlement opt-out Plaintiffs are untimely and improper, and intends to vigorously defend its interests. Moreover, ORM has contractual indemnity coverage for the above-referenced claims through its separate agreements with sub-contractors that worked for ORM during the DWH Response and has attempted to preserve its rights in that regard while the Declaratory Judgment Action is pending. Overall, however, the Company believes that both of BP’s settlements have reduced the potential exposure in connection with the various cases relating to the DWH Response. The Company is unable to estimate the potential exposure, if any, resulting from these claims, but does not expect that they will have a material effect on its consolidated financial position, results of operations or cash flows.

In November 2020, a subcontractor of the Company filed a contract claim alleging unpaid invoices for services and expenses related to disaster recovery work in the U.S. Virgin Islands. In December 2020, the Company successfully removed the suit to federal court and filed counterclaims against the subcontractor for failure to provide supporting information for their submitted invoices. Discovery is ongoing, however the Company is unable to estimate the potential exposure, if any, resulting from this claim, but does not expect it will have a material effect on its consolidated financial position, results of operations or cash flows.
In the ordinary course of the Company’s business, it may agree to indemnify its counterparty to an agreement. If the indemnified party makes a successful claim for indemnification, the Company would be required to reimburse that party in accordance with the terms of the indemnification agreement. Indemnification agreements generally, but not always, are subject to threshold amounts, specified claim periods and other restrictions and limitations.
In the ordinary course of its business, the Company may become involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Annex A
Execution Version
BUSINESS COMBINATION AGREEMENT
by and among
AMBIPAR EMERGENCY RESPONSE,
AMBIPAR MERGER SUB,
EMERGÊNCIA PARTICIPAÇÕES S.A.,
HPX CORP.
and
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
dated as of July 5, 2022

A-i

A-ii

A-iii

A-iv

EXHIBITS
Exhibit A Form of Contribution Agreement
Exhibit B Form of Sponsor Letter Agreement
Exhibit C Form of Non-Redemption Agreement
Exhibit D Form of Voting and Support Agreement
Exhibit E Form of Investor Rights Agreement
Exhibit F Form of First Plan of Merger
Exhibit G Form of Second Plan of Merger
Exhibit H Form of New PubCo A&R Memorandum and Articles of Association
Exhibit I Form of Material Fact (Fato Relevante)
Exhibit J Form of Cost Sharing Agreement
ANNEXES
Annex A New PubCo Equity Plan Term Sheet

A-v

BUSINESS COMBINATION AGREEMENT
THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of July 5, 2022 (this “Agreement”), by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”), and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Company Shareholder” and, together with New PubCo, Merger Sub and the Company, the “Company Parties”). Each of New PubCo, Merger Sub, the Company, SPAC and the Company Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, SPAC is a blank check company incorporated as a Cayman Islands exempted company with limited liability on March 20, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;
WHEREAS, in anticipation of the Transactions (as defined below), the Company Shareholder has caused to be incorporated under the laws of the Cayman Islands, (i) New PubCo and (ii) Merger Sub, in each case a direct, wholly owned subsidiary of the Company Shareholder;
WHEREAS, as soon as practicable following the date hereof, Merger Sub and the Company Shareholder shall enter into a contribution agreement in substantially the form attached hereto as Exhibit A (the “Contribution Agreement”), pursuant to which, prior to the First Effective Time, the Company Shareholder will contribute to Merger Sub all of the issued and outstanding equity of the Company in consideration of newly issued Merger Sub Ordinary Shares (as defined below) (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly owned subsidiary of Merger Sub;
WHEREAS, the Parties intend to effect the Mergers (as defined below) in accordance with the Companies Act (as defined below) and upon the terms and conditions set forth in this Agreement whereby (i) on the Closing Date (as defined below), and in any case prior to the Second Merger (as defined below), SPAC shall be merged with and into New PubCo (the “First Merger”), with New PubCo as the surviving entity and (ii) on the Closing Date, subsequent to the First Merger, Merger Sub shall be merged with and into New PubCo (the “Second Merger” and, together with the First Merger, the “Mergers”) with New PubCo as the surviving entity;
WHEREAS, the board of directors of SPAC has unanimously (i) determined that the Transactions constitute a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in accordance with the SPAC Governing Documents; (ii) determined that the Mergers, the PIPE Investment (as defined below), the Company Shareholder PIPE Investment (as defined below) and the other Transactions are advisable and in the best interests of SPAC, (iii) approved this Agreement, the Mergers, the Transaction Agreements (as defined below) to which it is a party and the other actions contemplated by this Agreement, and (iv) determined to recommend that the shareholders of SPAC (the “SPAC Shareholders”) approve the SPAC Shareholder Matters (as defined below) and such other actions as contemplated by this Agreement (the “SPAC Recommendation”);
WHEREAS, the Company has deemed advisable and fair to, and in the best interest of, the Company and approved this Agreement and the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby;
WHEREAS, the Company Shareholder has (i) deemed advisable and fair to, and in the best interest of, the Company Shareholder and approved this Agreement and the Transaction Agreements to which it is a party and the Transactions contemplated hereby and thereby; (ii) determined that the Pre-Closing Exchange is advisable and in the best interests of the Company Shareholder and Merger Sub; (iii) determined that the Company Shareholder PIPE Investment is advisable and in the best interests of the Company Shareholder and (iv) approved the Contribution Agreement, the Company Shareholder Subscription Agreement (as defined below) and the Pre-Closing Exchange;
WHEREAS, the respective boards of directors of each of New PubCo and Merger Sub have unanimously (i) determined, approved and declared that the transactions contemplated by this Agreement, including the First Plan of Merger (as defined below), the First Merger, the Second Plan of Merger (as defined below), the Second Merger and the Transaction Agreements to which they are a party, are advisable and in the best interests of their respective companies and (ii) determined to recommend that the Company Shareholder approve the Mergers and such other actions as contemplated by this Agreement;
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the First Merger qualify as a transaction treated as a reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations with respect to the First Merger (the “Intended Tax Treatment”);
WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and New PubCo have entered into a subscription agreement with Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior (“Opportunity” and such agreement, the “Opportunity Subscription Agreement”), for Opportunity to purchase New PubCo Class A Ordinary Shares (the “Opportunity PIPE Investment”), such purchase to be consummated on the Closing Date following the First Effective Time and substantially concurrently with the consummation of the Second Merger in accordance with the terms of the Opportunity Subscription Agreement.
WHEREAS, in addition to the Opportunity Subscription Agreement, concurrently with the execution and delivery of this Agreement, SPAC and New PubCo have entered into certain other subscription agreements (together with the Opportunity Subscription Agreement and including any amendments, side letters or other supplements to such subscription agreements, the “Subscription Agreements” ) with certain investors (collectively with any of their permitted assignees and transferees, the “PIPE Investors”) for such investors to purchase New PubCo Class A Ordinary Shares (together with Opportunity PIPE Investment and the Company Shareholder PIPE Investment (as defined below), the “PIPE Investment”), such purchase to be consummated on the Closing Date following the First Effective Time and substantially concurrently with the consummation of the Second Merger, in each case, in accordance with the applicable Subscription Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and New PubCo have entered into a subscription agreement with Company Shareholder (the “Company Shareholder Subscription Agreement”), for Company Shareholder to purchase New PubCo Class B Ordinary Shares (the “Company Shareholder PIPE Investment”), such Company Shareholder PIPE Investment to be consummated on the Closing Date following the First Effective Time and substantially concurrently with the consummation of the Second Merger in accordance with the terms of the Company Shareholder Subscription Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company Parties’ willingness to enter into this Agreement, SPAC, SPAC Sponsor (as defined below), New PubCo, the Company Shareholder, and the other Persons named therein and party thereto, have entered into a Sponsor Letter Agreement in the form attached hereto as Exhibit B (the “Sponsor Letter Agreement”), pursuant to which, on the terms and subject to the conditions set forth therein, SPAC Sponsor and such other Persons have agreed to, among other things, (i) amend and restate in its entirety the Current Sponsor Letter Agreement (as defined below), (ii) not to redeem any Founder Shares (as defined therein) in connection with the Transactions or any Extension, vote in favor of the Mergers and the other Transactions and against any alternative transaction and, prior to the Closing, not to transfer any Founder Shares or Private Placement Warrants (as defined therein) except as permitted thereby, and (iii) contingent upon the Closing, (a) prior to the First Effective Time, exchange all of its SPAC Class B Ordinary Shares (as defined below) for SPAC Class A Ordinary Shares (as defined below) (in the case of SPAC Sponsor a lower number thereof) such that, immediately prior to the First Effective Time, there shall cease to be outstanding any SPAC Class B Ordinary Shares, and exchange all of its Private Placement Warrants for a lower number of Private Placement Warrants (collectively, the “SPAC Sponsor Recapitalization”), and (b) waive certain anti-dilution provisions contained in the SPAC Governing Documents (as defined below);
WHEREAS, concurrently with the execution and delivery of this Agreement and the Subscription Agreements, and as an inducement to SPAC’s and the Company Parties’ willingness to enter into this Agreement, certain SPAC Shareholders have entered into non-redemption agreements with SPAC and New PubCo in the form attached as Exhibit C hereto (the “Non-Redemption Agreements”);
WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC and the Company Shareholder have entered into a voting and support agreement in substantially the form attached hereto as Exhibit D (the “Voting and Support Agreement”), pursuant to which the Company Shareholder has agreed, among other things, to (i) approve the actions contemplated in this Agreement for which the approval of the Company Shareholder is required, and (ii) certain restrictions on transfer relating to its Company Ordinary Shares, its Merger Sub Ordinary Shares and its shares of New PubCo prior to the Closing as set forth in therein;
WHEREAS, concurrently with the execution and delivery of this Agreement, New PubCo, SPAC Sponsor, the Company Shareholder and certain other Persons party thereto have entered into an Investor Rights Agreement in the form attached hereto as Exhibit E (the “Investor Rights Agreement”), which, among other things (i) effective as of the Closing, terminates and replaces the Current Registration Rights Agreement (as defined below) and (ii) provides for certain restrictions on transfer relating to New PubCo Ordinary Shares and New PubCo Restricted Stock Units (each as defined below) following Closing as set forth in therein;
WHEREAS, on July 1, 2022, SPAC filed a definitive proxy statement on Form 14A proposing to amend the SPAC’s Governing Documents to extend the date by which the SPAC has to consummate an initial business combination for four months, from July 20, 2022 to November 20, 2022 (the “Initial Extension” and such date, the “Initial Extension Date”); and
WHEREAS, as of immediately following the consummation of the Closing, the Parties anticipate that New PubCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act (as defined below).
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINITIONS
1.1.   Defined Terms.   For purposes of this Agreement, the following capitalized terms have the following meanings:
“Acceleration Event” shall have the meaning set forth in Section 3.7(g).
“Additional SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).
“Additional Extension” shall have the meaning set forth in Section 7.26.
“Additional Extension Proxy Statement” shall have the meaning set forth in Section 7.26.
“Additional Extension Recommendation” shall have the meaning set forth in Section 7.26.
“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for the purposes of this Agreement, no direct or indirect equityholder of the Company Shareholder shall be deemed to be an Affiliate of any Company Party.
“Aggregate SPAC Shareholder Extension Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC to redeeming SPAC Shareholders in connection with any Extension.
“Aggregate SPAC Shareholder Redemption Payments Amount” shall mean the aggregate amount of all payments required to be made by SPAC to Redeeming SPAC Shareholders in connection with the SPAC Shareholder Redemption.
“Agreement” shall have the meaning set forth in the Preamble hereto.
“Ambipar Response Minority Shareholders” shall mean the following shareholders of Ambipar Response ES S.A., Ambipar Response Flyone Aviation S.A., Ambipar Response Dracares Apoio Marítimo e Portuário S.A., Ambipar Response Analytical S.A. and RG Consultoria Tecnica Ambiental S.A.: Fabrício Resende Fonseca, Gelcilio Coutinho Barros, OTP Participações Ltda., Fernando Carlos da Silva Telles, Fabio Luciano Cabral, Lucas Barreto Correa, André Marafon de Almeida, Gicelle Gomes and João Carlos Rocha.
“Anti-Corruption Laws” shall have the meaning set forth in Section 4.24.
“Anti-Money Laundering Laws” means the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, the money laundering and terrorist financing laws and regulations (including any licensing or registration requirements applicable to money services businesses) of all relevant jurisdictions, and any related or similar rules or guidelines issued, administered or enforced by any Governmental Entity.
“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of competition or foreign investment.
“Applicable Exchange Rate” shall mean the currency exchange rate for an applicable non-U.S. dollar currency into U.S. dollars (i) with respect to Brazilian Reais, as published by the Central Bank of Brazil on its official web page (www.bcb.gov.br) or any official web page successor thereto, in each case, on the second Business Day immediately prior to the Closing Date; provided that if such publication is not made on such day, the “Exchange Rate” shall be the rate published by Bloomberg on such day, and (ii) with respect to any other currency, as published by Bloomberg on the second Business Day immediately prior to the Closing Date.
“Approvals” shall have the meaning set forth in Section 4.7(b).
“Audited Financial Statements” shall have the meaning set forth in Section 4.8(a).
“Authorization Notice” shall have the meaning set forth in Section 8.4(a).
“Brazilian Data Protection Law (LGPD)” shall mean the Brazilian law No. 13,709 dated August 14, 2018, as amended.
“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, São Paulo, Brazil or George Town, Cayman Islands, are authorized or required by Legal Requirements to close.
“CARES Act” shall mean The Coronavirus Aid, Relief, and Economic Security Act, Pub.L. 116-136 (03/27/2020), and applicable rules and regulations.
“Certifications” shall have the meaning set forth in Section 5.6(a).
“Change in Recommendation” shall have the meaning set forth in Section 7.1(b).
“Closing” shall mean the closing of the Transactions.

“Closing Date” shall have the meaning set forth in Section 2.6.
“Closing Form 6-K” shall have the meaning set forth in Section 7.3(c).
“Closing Payment Schedule” shall have the meaning set forth in Section 3.6.
“Closing Press Release” shall have the meaning set forth in Section 7.3(c).
“Code” shall have the meaning set forth in the Recitals hereto.
“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.
“Company” shall have the meaning set forth in the Preamble hereto.
“Company Business Combination” shall have the meaning set forth in Section 7.10(a).
“Company D&O Indemnified Party” shall have the meaning set forth in Section 7.12(a)(i).
“Company D&O Tail” shall have the meaning set forth in Section 7.12(a)(ii).
“Company Disclosure Letter” shall have the meaning set forth in the Preamble to Article IV.
“Company Expenses Cap” means $9,500,000.
“Company IT Systems” shall have the meaning set forth in Section 4.18(i).
“Company Leased Properties” shall have the meaning set forth in Section 4.14(b).
“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of New PubCo, Merger Sub or the Group Companies, taken as a whole; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which New PubCo, Merger Sub or any Group Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; or (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of SPAC; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of New PubCo, Merger Sub or the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which New PubCo, Merger Sub or the Group Companies conduct their respective operations, then such impact may be taken into account

(unless otherwise excluded) in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect.
“Company Material Contract” shall have the meaning set forth in Section 4.20(a).
“Company Ordinary Shares” shall mean the common shares, no par value per share, of the Company.
“Company Parties” shall have the meaning set forth in the Preamble hereto.
“Company Party Privileged Communications” shall have the meaning set forth in Section 11.16.
“Company Real Property Leases” shall have the meaning set forth in Section 4.14(b).
“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.18(a).
“Company Shareholder” shall have the meaning set forth in the Preamble hereto.
“Company Shareholder Approval” shall mean the approval by the Company Shareholder, as the sole shareholder of the Company, Merger Sub and New PubCo, of the necessary matters required to be approved in connection with the execution, delivery and performance by the Company, Merger Sub and New PubCo of this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that each of the Company, New PubCo and Merger Sub has executed or delivered or is to execute or deliver pursuant to this Agreement, and the consummation of the Transactions.
“Company Shareholder PIPE Investment” shall have the meaning set forth in the Recitals hereto.
“Company Shareholder PIPE Investment Amount” shall have the meaning set forth in Section 4.30.
“Company Shareholder Subscription Agreement” shall have the meaning set forth in the Recitals hereto.
“Company Subsidiaries” shall have the meaning set forth in Section 4.3(a).
“Company Transaction Expenses” shall mean (a) all out-of-pocket fees, costs and expenses paid or payable, subject to Section 7.1(a)(i) and Section 7.2(b), by any Group Company, New PubCo or Merger Sub (whether or not billed or accrued for) prior to and through the Closing Date as a result of or in connection with the negotiation, preparation, and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including any such amounts which are triggered by or become payable as a result of the Closing; (b) all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of the Group Company solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including to BofA Securities, Inc. (independent of whether such payment is made by using deferred underwriting compensation in accordance with the provisions of the HPX IPO Underwriting Agreement or otherwise) or any other consultants and public relations firms, payable by the Group Companies, New PubCo and the Merger Sub in connection with the consummation of the Transactions; (d) all costs, fees and expenses related to the Company D&O Tail; (e) any and all filing fees payable, subject to Section 7.1(a)(i) and Section 7.2(b), by the Group Companies, any of their Affiliates, New PubCo and Merger Sub to any Governmental Entity in connection with the Transactions, including SEC and NYSE; and (f) any fees, costs and expenses paid or payable in connection with the Pre-Closing Exchange; provided, that under no circumstances shall any SPAC Transaction Expenses or any fees, costs or expenses incurred by any Group Company at the request or direction of another Party (other than Merger Sub or New PubCo) constitute Company Transaction Expenses.
“Confidentiality Agreement” shall mean that certain Non-Disclosure Agreement, dated December 9, 2021, by and between SPAC and the Company, as amended and joined from time to time.
“Continental Trust” shall have the meaning set forth in Section 5.13(a).
“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.
“Contribution Agreement” shall have the meaning set forth in the Recitals hereto.
“Copyrights” shall mean any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship fixed in any tangible medium of expression, including literary works (including all forms and types of Software), pictorial and graphic works.
“Cost Sharing Agreement” shall have the meaning set forth in Section 7.26.
“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any Governmental Entity in connection with or in response to COVID-19, including the CARES Act and other action, inaction, activity or conduct reasonably necessary (such determination to be made by the Company in good faith), in connection with or in response to COVID-19.
“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of July 15, 2020, by and among SPAC, the SPAC Sponsor and the other parties thereto.
“Current Sponsor Letter Agreement” shall mean the Sponsor Letter Agreement, dated as of July 15, 2020, by and among SPAC, the SPAC Sponsor and the other parties thereto.
“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.
“Customs & International Trade Laws” shall mean all applicable import, customs and trade, export and anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business, including, but not limited to: (i) the laws, regulations, and programs administered or enforced by U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, the U.S. Department of Commerce (International Trade Administration), the U.S. International Trade Commission, the U.S. Department of Commerce (Bureau of Industry and Security), the U.S. Department of State (Directorate of Defense Trade Controls) and their predecessor agencies; (ii) the Tariff Act of 1930, as amended (iii) the Export Administration Act of 1979, as amended; (iv) the Export Control Reform Act of 2018; (v) the Export Administration Regulations, including related restrictions with regard to transactions involving Persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; (vi) the Arms Export Control Act, as amended; (vii) the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving Persons on the Debarred List; (viii) the Foreign Trade Regulations pursuant to 15 C.F.R. Part 30; (ix) the anti-boycott laws and regulations administered by the U.S. Department of Commerce; and (x) the anti-boycott laws and regulations administered by the U.S. Department of the Treasury.
“Downside Protection Agreements” shall mean the Downside Protection Agreements entered into on the date hereof concurrently with the execution and delivery of this Agreement.
“Earn-Out Shares” shall have the meaning set forth in Section 3.7(a).
“Effective Times” shall have the meaning set forth in Section 2.7(c).
“Employee Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other retirement, supplemental retirement, deferred compensation, bonus, transaction bonus, incentive compensation, share purchase, stock purchase, employee stock ownership, employee share ownership, equity-based, phantom-equity, profit-sharing, severance, termination protection, change in control, retention, employee loan, retiree medical or life insurance, educational, employee assistance, collective bargaining, fringe benefit plan, policy, agreement, program or arrangement and all other plans, policies, agreements, programs or arrangements providing for any compensation or employee benefits, in each case whether or not subject to ERISA, whether oral or written, (i) which any Group Company sponsors, maintains, contributes to (or is required to contribute to), administers or has entered into for the current or future benefit of any current or former officer, employee, natural individual independent contractor or director of any Group Company, or (ii) with respect to which any Group Company has or may have any direct or indirect liability.
“Environmental Law” shall mean any international, European Union, federal, state, local or foreign law, regulation, Order, treaty, code, rule, decree, legally binding opinion or requirement of any Governmental Entity or common law relating to: (a) the protection, investigation or restoration of the environment or natural resources or the protection of human health and safety; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (c) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property resulting from exposure to Hazardous Substances, and shall include, but not be limited to, United States federal statues known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation and Liability Act, Emergency Planning and Community Right-to-Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Occupational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act, and Toxic Substances Control Act; or (d) any similar laws and other requirements having the force or effect of law, and all Orders issued or promulgated thereunder.
“Equity Value” shall mean an amount equal to:   $345,419,903, as adjusted downwards by any Excess of Company Transaction Expenses, if any, not reimbursed by the Company Shareholder pursuant to Section 3.10(a)(i).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any rules or regulations promulgated thereunder.
“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with the Company or any of its subsidiaries is treated as a single employer under Section 414 of the Code.
“Excess of Company Transaction Expenses” shall have the meaning set forth in Section 3.10(a)(i).
“Excess of SPAC Transaction Expenses” shall have the meaning set forth in Section 3.10(b)(i).
“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” shall have the meaning set forth in Section 3.3.
“Exchange Agent Agreement” shall have the meaning set forth in Section 3.3.
“Existing Credit Agreements” shall mean the items of Indebtedness set forth on Section 1.1 of the Company Disclosure Letter.
“Extension” shall mean the Initial Extension or any Additional Extension.
“Extension Expenses” means the costs and expenses incurred in connection with the Initial Extension and any Additional Extension, including any additional deposits to the Trust Account that SPAC or the SPAC Sponsor may agree to make in connection with any Additional Extension.
“Financial Statements” shall have the meaning set forth in Section 4.8(a).
“Financing Certificate” shall have the meaning set forth in Section 3.5.
“First Effective Time” shall have the meaning set forth in Section 2.7(b).
“First Merger” shall have the meaning set forth in the Recitals hereto.

“First Merger Consideration” shall have the meaning set forth in Section 3.1(c).
“First Plan of Merger” shall have the meaning set forth in Section 2.7(a).
“Foreign Plan” shall have the meaning set forth in Section 4.12(k).
“Fundamental Representations” shall mean: (a) in the case of the Company, the Company Shareholder, New PubCo and Merger Sub, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); Section 4.2 (New PubCo and Merger Sub) (other than the last sentence of Section 4.2(a)); the second sentence of Section 4.3(a) (Company Subsidiaries); Section 4.5 (Authority Relative to this Agreement); Section 4.6(a)(i) (No Conflict; Required Filings and Consents) and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of SPAC, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other Section 5.1(d)); Section 5.2 (Capitalization); Section 5.3 (Authority Relative to this Agreement); Section 5.4(a)(i) (No Conflict; Required Filings and Consents); Section 5.9 (Business Activities); Section 5.17 (Board Approval; Shareholder Vote) and Section 5.19 (Brokers).
“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation, registration or formation, bylaws, memorandum and articles of association, shareholder or voting agreement, limited partnership agreements and limited liability company operating agreements.
“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.
“Group Company Software” shall mean all proprietary Software owned, developed, or currently being developed by or for any of the Group Companies.
“Hazardous Substances” shall mean any substance, waste or material regulated as a “pollutant” or “contaminant” or as toxic, radioactive, ignitable, corrosive, or reactive under any applicable Legal Requirements pertaining to the environment, including petroleum, its derivatives, by-products and other hydrocarbons.
“HPX IPO Underwriting Agreement” shall mean the underwriting agreement, dated July 15, 2020, between SPAC and Credit Suisse Securities (USA) LLC.
“IFRS” shall mean the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board.
“Inbound License” shall have the meaning set forth in Section 4.20(a)(xiv).
“Incidental Inbound License” shall mean any (a) non-exclusive license for Software that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software that is generally commercially available; and (b) license to Open Source Software.
“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred purchase price of property, shares, stock or services including any earn-out payments (in the case of the Group Companies, other than trade payables or similar obligations incurred in the ordinary course of business); (d) any obligations as lessee under capitalized leases; (e) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities to the extent drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; (h) any prepayment premiums and penalties actually due and payable, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing and (i) all obligations for unfunded liabilities relating to any “defined benefit plan,” as defined in ERISA Section 3(35), and all obligations under any deferred compensation plan of the Group Companies, in each case, that relate to pre-Closing service but are unpaid as of the Closing and are not otherwise accrued on the Financial Statements or separately funded.
“Initial Extension” shall have the meaning set forth in the Recitals hereto.
“Initial Extension Date” shall have the meaning set forth in the Recitals hereto.
“Insider” shall have the meaning set forth in Section 4.22.
“Insurance Policies” shall have the meaning set forth in Section 4.21.
“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity and privacy, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; and (h) all other intellectual property rights, proprietary rights, or confidential information and materials.
“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.
“Intentional Fraud” shall mean with respect to a Party, actual and intentional common law fraud of such Party with respect to the representations or warranties made by such Party contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 8.3(d), as applicable.
“Interested Party Transaction” shall have the meaning set forth in Section 4.22.
“Interim Financial Statements” shall have the meaning set forth in Section 4.8(a).
“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.
“Investor Rights Agreement” shall have the meaning set forth in the Recitals hereto.
“JOBS Act” shall have the meaning set forth in Section 7.16.
“Knowledge” shall mean the actual knowledge or awareness as to a specified fact or event, following reasonable inquiry, of: (a) with respect to the Company, New PubCo or Merger Sub, the individuals listed on Section 1.1 of the Company Disclosure Letter; and (b) with respect to SPAC, the individuals listed on Section 1.1 of the SPAC Disclosure Letter (as defined below).
“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal, regulatory or administrative or at law or in equity) by or before a Governmental Entity.
“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
“Licensed Intellectual Property” shall mean all Intellectual Property that any third party Person owns and that any Group Company uses or has the right to use pursuant to a written license or sublicense.
“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, movable guarantee (“garantía mobiliaria”), fiducia, right of first offer or refusal, hypothecation, assignment, claim, easement, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, sell-back or property reserve agreement (“pactos de retroventa o reserva de dominio”), restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Material Company Real Property Leases” shall have the meaning set forth in Section 4.20(a)(xiii).
“Material Customers” shall have the meaning set forth in Section 4.20(a)(ii).
“Merger Sub” shall have the meaning set forth in the Preamble hereto.
“Merger Sub Ordinary Shares” shall mean the ordinary shares, par value $0.0001 per share, of Merger Sub.
“Merger Sub Shareholder” shall mean the Company Shareholder or any other holder of Merger Sub Ordinary Shares, provided that any such other holder shall be approved by the SPAC prior to the transfer or issuance of any Merger Sub Ordinary Shares, which approval shall not be unreasonably withheld.
“Merger Sub Shareholder Consideration” shall have the meaning set forth in Section 3.2(b).
“Mergers” shall have the meaning set forth in the Recitals hereto.
“Minimum Cash Amount” shall mean $168,000,000.
“New PubCo” shall have the meaning set forth in the Preamble hereto.
“New PubCo A&R Memorandum and Articles of Association” shall have the meaning set forth in Section 2.9(a).
“New PubCo Board” shall mean the board of directors of New PubCo.
“New PubCo Class A Ordinary Shares” shall mean Class A ordinary shares of New PubCo, par value $0.0001 per share, as defined in the New PubCo A&R Memorandum and Articles of Association.
“New PubCo Class B Ordinary Shares” shall mean Class B ordinary shares of New PubCo, par value $0.0001 per share, as defined in the New PubCo A&R Memorandum and Articles of Association.
“New PubCo Equity Plan” shall have the meaning set forth in Section 7.18(a).
“New PubCo Equity Plan Term Sheet” shall have the meaning set forth in Section 7.18(a).
“New PubCo Ordinary Shares” shall mean, collectively, New PubCo Class A Ordinary Shares and New PubCo Class B Ordinary Shares.
“New PubCo Restricted Stock Unit” shall have the meaning set forth in Section 3.1(d).
“Non-Redemption Agreements” shall have the meaning set forth in the Recitals hereto.
“NSIA” means the United Kingdom National Security and Investment Act 2021.
“NYSE” shall mean the New York Stock Exchange.
“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.
“Open Source Software” shall mean any Software that contains, or is derived in any manner (in whole or in part) from any Software distributed (a) as “free software”; (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license that requires that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.
“Opportunity PIPE Investment” shall have the meaning set forth in the Recitals hereto.
“Opportunity Subscription Agreement” shall have the meaning set forth in the Recitals hereto.
“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).
“Outstanding Merger Sub Ordinary Shares” shall mean the Merger Sub Ordinary Shares outstanding immediately prior to the Second Effective Time.
“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the Group Companies.
“Parties” shall have the meaning set forth in the Preamble hereto.
“Party” shall have the meaning set forth in the Preamble hereto.
“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisions, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).
“PBGC” means the Pension Benefit Guaranty Corporation.
“PCAOB” shall mean the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” means (a) the audited consolidated balance sheets of the Company as of January 1, 2020 and December 31, 2021 and 2020, and the audited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows, for the years ended December 31, 2021 and 2020 audited by the Independent Auditors in accordance with PCAOB auditing standards, together with the auditor’s report of the independent auditors thereon, and (b) to the extent provided by the Company or New PubCo pursuant to Section 7.19 any other financial statements of the Company that are included in the Registration Statement and Proxy Statement.
“Per Share Consideration” shall mean a number of validly issued, fully paid and nonassessable New PubCo Class B Ordinary Shares equal to (i) the quotient equal to (x) the Equity Value divided by (y) the Outstanding Merger Sub Ordinary Shares divided by (ii) the Reference Price.
“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings or that are sufficiently reserved for on the financial statements in accordance with IFRS; (b) statutory and contractual Liens of landlords with respect to leased real property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of real property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) Liens securing the Indebtedness of any of the Group Companies; (f) in the case of Intellectual Property, licenses entered into in the ordinary course; (g) purchase money Liens and Liens securing rental payments in connection with capital lease obligations of any of the Group Companies; (h) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens of record that do not materially interfere with the present use and value of the assets of the Group Companies and the rights under the Company Real Property Leases, taken as a whole and do not result in a material liability to the Group Companies; and (i) transfer restrictions arising under applicable securities Legal Requirements.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
“Personal Information” shall mean, in addition to any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by applicable Legal Requirement, or by the Group Companies in any of its privacy policies, notices or Contracts, all information that identifies or could be reasonably used to identify, contact or track an individual person or device, whether or not such information is associated with an identifiable individual. “Personal Information” may relate to any individual, including a current, prospective, or former customer, end user or employee of any Person, and includes applicable information in any form or media, whether paper, electronic, or otherwise.
“PFIC” shall have the meaning set forth in Section 4.15(r).
“PIPE Investment” shall have the meaning set forth in the Recitals hereto.
“PIPE Investment Amount” shall have the meaning set forth in Section 5.12.
“PIPE Investors” shall have the meaning set forth in the Recitals hereto.
“Pre-Closing Exchange” shall have the meaning set forth in the Recitals hereto.
“Privacy Laws” shall mean any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information, including, to the extent applicable, the U.S. Federal Trade Commission Act, the California Consumer Privacy Act of 2018, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (GDPR), the GDPR as it is saved and incorporated into United Kingdom law by the European Union (Withdrawal) Act 2018 and as modified by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (UK GDPR), the U.K. Data Protection Act 2018, Brazilian Data Protection Law (LGPD) and any and all applicable Legal Requirements relating to breach notification in connection with Personal Information.
“Privacy Requirements” shall have the meaning set forth in Section 4.19.
“Private Placement Warrants” shall have the meaning set forth in Section 5.2(a)(iv).
“Process” or “Processing” shall mean, with respect to any data or Personal Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personal Information.
“Proxy Clearance Date” shall have the meaning set forth in Section 7.1(a)(ii).
“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).
“Public Warrants” shall have the meaning set forth in Section 5.2(a)(v).
“Reference Date” shall mean (i) with respect to representations and warranties relating to each of New PubCo and Merger Sub, the date of incorporation of New PubCo and Merger Sub, respectively, and (ii) with respect to the Group Companies, July 1, 2019.
“Reference Price” shall mean $10.00.
“Registration Shares” shall have the meaning set forth in Section 7.1(a)(i).
“Registration Statement” shall have the meaning set forth in Section 7.1(a)(i).
“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act (as defined below).
“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.
“Related Parties” shall mean, with respect to a Person, such Person’s Affiliates and such Person’s and such Affiliates’ respective former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of the foregoing Persons’ respective successors and assigns.
“Representatives” shall mean, with respect to any Person, such Person’s controlling shareholders, controlling stockholders, directors, officers, managers, employees, agents, advisors and other representatives.
“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions administered and enforced by the United States Department of the

Treasury’s Office of Foreign Assets Control (“OFAC”) (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and Venezuela, as well as the Crimea, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine).
“Sanctioned Person” shall mean any Person that is subject or target of Sanctions, including (i) any Person listed in any Sanctions-related list of maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom, (ii) any Person located, organized, resident in or national of a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).
“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Unites States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom.
“SEC” shall mean the United States Securities and Exchange Commission.
“Second Effective Time” shall have the meaning set forth in Section 2.7(c).
“Second Merger” shall have the meaning set forth in the Recitals hereto.
“Second Plan of Merger” shall have the meaning set forth in Section 2.7(a).
“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.
“SPAC” shall have the meaning set forth in the Preamble hereto.
“SPAC Business Combination” shall have the meaning set forth in Section 7.10(b).
“SPAC Cash” shall mean an amount equal to (a) the aggregate amount of cash contained in the Trust Account immediately prior to the Closing (including any interest earned on the funds held in the Trust Account, but net of Taxes payable thereon, and including any additional amount funded to the Trust Account by the SPAC Sponsor in connection with the Initial Extension and any Additional Extension), less (b) the Aggregate SPAC Shareholder Redemption Payments Amount, less (c) the Aggregate SPAC Shareholder Extension Redemption Payment Amount, less (d) the aggregate amount of any amounts payable from the Trust Account pursuant to Section 7.11(a)(ii)(E), plus (e) the net amount of proceeds actually contributed by the PIPE Investors in accordance with the terms and conditions of the Subscription Agreements upon consummation of the PIPE Investment, plus (f) the Company Shareholder PIPE Investment Amount.
“SPAC Class A Ordinary Shares” shall have the meaning set forth in Section 5.2(a)(ii).
“SPAC Class B Ordinary Shares” shall have the meaning set forth in Section 5.2(a)(iii).
“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.12(b)(i).
“SPAC D&O Tail” shall have the meaning set forth in Section 7.12(b)(ii).
“SPAC Disclosure Letter” shall have the meaning set forth in the Preamble to Article V.
“SPAC Exchange Ratio” shall have the meaning set forth in Section 3.1(c).
“SPAC Expenses Cap” means $8,500,000.
“SPAC Governing Documents” means the Amended and Restated Memorandum and Articles of Association of SPAC effective July 15, 2020, as it may be amended if the Initial Extension or any Additional Extension is approved.

“SPAC Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the SPAC; or (b) the ability of the SPAC to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur: (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) changes attributable to the public announcement, performance or pendency of the Transactions (including the impact thereof on relationships with customers, licensors, licensees, suppliers, employees or other third parties related thereto), provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the public announcement, performance or pendency of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any Governmental Entity after the date of this Agreement; (v) changes in U.S. GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which the SPAC operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a SPAC Material Adverse Effect; (ix) any actions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of New PubCo, Merger Sub or the Company; (x) any change, event, effect or occurrence to the extent relating to any of the Group Companies or the Company Shareholder, (xi) any SPAC Shareholder Redemption, in and of itself, (xii) any breach of any covenants, agreements or obligations of a PIPE Investor under a Subscription Agreement (including any breach of a PIPE Investor’s obligations to fund its commitment thereunder when required), or (xiii) any breach of any covenants, agreements or obligations of New PubCo or the Company Shareholder under the Company Shareholder Subscription Agreement, provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the SPAC, taken as a whole, relative to similarly situated companies in the industries in which the SPAC conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a SPAC Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect. Notwithstanding the foregoing, the amount of any SPAC Shareholder Redemptions (or any redemption in connection with the Initial Extension and any Additional Extension), or the failure to obtain the SPAC Shareholder Approval or, if sought, the approval of the SPAC Shareholders for the Initial Extension or any Additional Extension, shall not be deemed a SPAC Material Adverse Effect.
“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).
“SPAC Preferred Shares” shall have the meaning set forth in Section 5.2(a)(i).
“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.
“SPAC Restricted Stock Unit” means a restricted stock unit in respect of SPAC Class A Ordinary Shares.
“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).
“SPAC Shareholder Approval” means the approval of the SPAC Shareholder Matters as set out in Section 7.1(a)(i), in the case of items (1), (3) and (5) of the definition thereof, by way of ordinary resolution of the SPAC Shareholders, and in the case of item (2) and (4) of the definition thereof by way of a special resolution (as defined in the Companies Act), and in each case in accordance with the Proxy Statement and the SPAC Governing Documents.
“SPAC Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).
“SPAC Shareholder Redemption” shall have the meaning set forth in Section 7.1(a)(i).
“SPAC Shareholders” means shall have the meaning set forth in Recitals hereto.
“SPAC Shares” shall have the meaning set forth in Section 5.2(a)(iii).
“SPAC Sponsor” shall mean HPX Capital Partners LLC, a Delaware limited liability company.
“SPAC Sponsor Privileged Communications” shall have the meaning set forth in Section 11.15.
“SPAC Sponsor Recapitalization” shall have the meaning set forth in the Recitals hereto.
“SPAC Sponsor Shares” means, prior to the SPAC Sponsor Recapitalization, SPAC Class B Ordinary Shares held by SPAC Sponsor, and after the SPAC Sponsor Recapitalization, SPAC Class A Ordinary Shares held by SPAC Sponsor.
“SPAC Surviving Entity” shall have the meaning set forth in Section 2.4(a).
“SPAC Transaction Expenses” shall mean (a) all fees, costs and expenses paid or payable, subject to Section 7.1(a)(i) and Section 7.2(b), by SPAC or any of its Affiliates (whether or not billed or accrued for) prior to and through the Closing Date as a result of or in connection with the negotiation, preparation and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including any such amounts which are triggered by or become payable as a result of the Closing; (b) all fees (including deferred underwriting compensation paid to Credit Suisse Securities (USA) LLC in accordance with the HPX IPO Underwriting Agreement), costs, expenses, brokerage fees, commissions (including with respect to the PIPE Investment), liabilities, shareholders’ loans, finders’ fees and disbursements of financial advisors, investment banks, brokers, finders, data room administrators, attorneys, accountants and other advisors and service providers, and any other operational costs of SPAC or any of its Affiliates prior to the consummation of the Transactions, including any Extension Expenses; (c) all costs, fees and expenses related to the SPAC D&O Tail; and (d) any and all filing fees payable, subject to Section 7.1(a)(i) and Section 7.2(b), by SPAC or SPAC Sponsor to any Governmental Entities in connection with the Transactions; provided that under no circumstances shall any Company Transaction Expenses or any fees, costs or expenses incurred by SPAC or any of its Affiliates at the request or direction of another Party constitute SPAC Transaction Expenses, including, for the avoidance of doubt, the payment of fees of BofA Securities, Inc. by SPAC with deferred underwriting fees for the benefit of the Company pursuant to and in accordance with the provisions of the HPX IPO Underwriting Agreement.
“SPAC Units” shall mean equity securities of SPAC each consisting of one SPAC Class A Ordinary Share and one-half of one Public Warrant.
“SPAC Warrant” shall have the meaning set forth in Section 5.2(a)(v).
“Special Meeting” shall have the meaning set forth in Section 7.1(b).
“Special Meeting Form 8-K” shall have the meaning set forth in Section 7.3(c).
“Sponsor Letter Agreement” shall have the meaning set forth in the Recitals hereto.
“Subscription Agreements” shall have the meaning set forth in the Recitals hereto.
“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that

Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.
“Surviving Entity” shall have the meaning set forth in Section 2.5(a).
“Tax” or “Taxes” shall mean: any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, ganancias ocasionales, transfer, franchise, withholding, payroll, social security, para-fiscal contributions, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts
“Tax Grant” means any Tax exemption, Tax holiday, reduced Tax rate or other Tax benefit granted by a Taxing Authority with respect to a Group Company or SPAC, as applicable, that is not generally available without specific application therefor.
“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.
“Taxing Authority” shall mean any Governmental Entity having jurisdiction with respect to any Tax.
“Trade Secrets” shall mean any and all trade secrets and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable.
“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof and any common law rights with respect thereto.
“Trading Day” shall mean any day on which New PubCo Class A Ordinary Shares are tradeable on the NYSE (or the principal securities exchange or securities market on which New PubCo Class A Ordinary Shares are then traded).
“Transaction Agreements” shall mean this Agreement, the Sponsor Letter Agreement, the Voting and Support Agreement, the Subscription Agreements, the Contribution Agreement, the Investor Rights Agreement, the Confidentiality Agreement, the New PubCo A&R Memorandum and Articles of Association, the Non-Redemption Agreements, the Cost Sharing Agreement, the Downside Protection Agreements, the Company Shareholder Subscription Agreement and all the agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.
“Transaction Expenses” shall mean the Company Transaction Expenses plus the SPAC Transaction Expenses, in the aggregate on the Closing Date, subject to the provisions of Section 3.10(a) and Section 3.10(b).
“Transaction Litigation” shall have the meaning set forth in Section 7.22.
“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Mergers, the Pre-Closing Exchange, the PIPE Investment and the Company Shareholder PIPE Investment.
“Transfer Taxes” shall have the meaning set forth in Section 7.13(d).
“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
“Trust Account” shall have the meaning set forth in Section 5.13(a).

“Trust Agreement” shall have the meaning set forth in Section 5.13(a).
“Trust Termination Letter” shall have the meaning set forth in Section 7.5.
“U.S. GAAP” shall mean U.S. generally accepted accounting principles.
“Unit Separation” shall have the meaning set forth in Section 3.1(a).
“Voting and Support Agreement” shall have the meaning set forth in the Recitals hereto.
“Waiving Parties” shall have the meaning set forth in Section 11.15.
“WARN Act” shall have the meaning set forth in Section 4.13(e).
“Willful Breach” shall mean, with respect to any Person and any agreement to which such Person is a party, such Person’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Person with the knowledge that the taking of such act or failure to take such act would cause a material breach of such covenant or agreement.
“Written Objection” shall have the meaning set forth in Section 8.4.
ARTICLE II
THE PRE-CLOSING EXCHANGE AND THE MERGERS
2.1.   The Pre-Closing Exchange.
(a)   The Company Shareholder shall, and shall cause its Representatives to, reasonably consult with and reasonably cooperate with SPAC and its Representatives in connection with the Pre-Closing Exchange and otherwise keep SPAC and its Representatives apprised, in reasonable detail, of the status of the Pre-Closing Exchange. Without limiting the generality of the foregoing, as promptly as practicable following the date hereof (and in any event ten (10) Business Days prior to the Closing Date), the Company Shareholder shall provide, or cause to be provided, to SPAC drafts of all agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange, in each case, subject to the terms and conditions hereunder and under the Contribution Agreement, and shall consider in good faith all reasonable comments timely provided by SPAC and its Representatives.
(b)   At least one Business Day before the Closing Date, the Company Shareholder and Merger Sub will take all actions necessary or advisable to complete the Pre-Closing Exchange, which shall be consummated prior to the First Effective Time. Without limiting the foregoing, the Company Shareholder agrees to facilitate the consummation of the Pre-Closing Exchange, and to the extent necessary or advisable, to make, engage in, execute, acknowledge and deliver all acts, agreements, documents and instruments necessary or advisable to consummate the Pre-Closing Exchange, in each case subject to the terms and conditions hereunder and under the Contribution Agreement.
2.2.   The PIPE Investment.   On the date hereof, (i) New PubCo, SPAC and Opportunity have entered into the Opportunity Subscription Agreement in relation to the Opportunity PIPE Investment and the Opportunity PIPE Investment shall be consummated on the Closing Date subsequent to the First Effective Time and substantially concurrently with the consummation of the Second Merger; and (ii) New PubCo, SPAC and the PIPE Investors have entered into other Subscription Agreements in relation to the PIPE Investment and, following the date hereof the PIPE Investment set forth in those Subscription Agreements shall be consummated on the Closing Date subsequent to the First Effective Time and substantially concurrently with the consummation of the Second Merger.
2.3.   Company Shareholder PIPE Investment.   On the date hereof, New PubCo, SPAC and the Company Shareholder have entered into the Company Shareholder Subscription Agreement in relation to the Company Shareholder PIPE Investment and the Company Shareholder PIPE Investment shall be consummated on the Closing Date subsequent to the First Effective Time and substantially concurrently with the consummation of the Second Merger.

2.4.   First Merger.
(a)   On the Closing Date, at the First Effective Time, SPAC will be merged with and into New PubCo upon the terms and subject to the conditions set forth in this Agreement, the First Plan of Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of SPAC will cease and New PubCo will continue its existence under the Companies Act as the surviving company (New PubCo, in its capacity as the surviving corporation of the First Merger, is sometimes referred to as the “SPAC Surviving Entity”). All shares in the capital of New PubCo that are owned by the Company Shareholder immediately prior to the First Effective Time shall automatically be cancelled at the First Effective Time as a result of the First Merger and no new shares or other consideration shall be delivered in exchange therefor at the First Effective Time. As a result, following the First Merger, the shares in the SPAC Surviving Entity will be solely held by the shareholders of SPAC.
(b)   From and after the First Effective Time, the SPAC Surviving Entity will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of SPAC and New PubCo, all as provided under the Companies Act.
2.5.   Second Merger.
(a)   On the Closing Date, at the Second Effective Time, Merger Sub will be merged with and into SPAC Surviving Entity upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of Merger Sub will cease and SPAC Surviving Entity will continue its existence under the Companies Act as the surviving company (SPAC Surviving Entity, in its capacity as the surviving corporation of the Second Merger, is sometimes referred to as the “Surviving Entity”). As a result of the Second Merger, the shares in the Surviving Entity will be owned by the shareholders of the SPAC and the Company Shareholder.
(b)   From and after the Second Effective Time, the Surviving Entity will possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of SPAC Surviving Entity and Merger Sub, all as provided under Companies Act.
2.6.   Closing.   Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII, of this Agreement, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which, subject to Section 8.4, will be no later than five (5) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Second Merger actually takes place is referred to as the “Closing Date”.
2.7.   Effective Times.
(a)   Upon the terms and subject to the conditions set forth in this Agreement, the Parties will cause the Mergers to be consummated as follows: (i) on the Closing Date, SPAC and New PubCo shall execute a plan of merger (the “First Plan of Merger”) substantially in the form attached as Exhibit F hereto and shall file the First Plan of Merger and other documents as required to effect the First Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act; and (ii) on the Closing Date, SPAC Surviving Entity and Merger Sub shall execute a plan of merger (the “Second Plan of Merger”) substantially in the form attached as Exhibit G hereto and, on such date, shall file the Second Plan of Merger and other documents as required to effect the Second Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act.
(b)   The First Merger will become effective at the time when the First Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as New PubCo and SPAC may agree and specify pursuant to the Companies Act (such time as the First Merger becomes effective being the “First Effective Time”).
(c)   The Second Merger will become effective at the time when the Second Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later time as Merger Sub and SPAC Surviving Entity may agree and specify pursuant to the Companies Act (such time as the Second Merger becomes effective being the “Second Effective Time” and, together with the First Effective Time, the “Effective Times”).
2.8.   Effect of Mergers.
(a)   At the First Effective Time, the effect of the First Merger will be as provided in this Agreement, the First Plan of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges of each of SPAC and New PubCo shall vest in the SPAC Surviving Entity and all debts, liabilities, obligations and duties of each of SPAC and New PubCo shall become debts, liabilities, obligations and duties of the SPAC Surviving Entity.
(b)   At the Second Effective Time, the effect of the Second Merger will be as provided in this Agreement, the Second Plan of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges of each of Merger Sub and SPAC Surviving Entity shall vest in the Surviving Entity and all debts, liabilities, obligations and duties of each of Merger Sub and SPAC Surviving Entity shall become debts, liabilities, obligations and duties of the Surviving Entity.
2.9.   Governing Documents.
(a)   At the First Effective Time, the Governing Documents of the SPAC Surviving Entity shall be amended and restated in the form set forth in Exhibit H hereto (the “New PubCo A&R Memorandum and Articles of Association”).
(b)   At the Second Effective Time, the Governing Documents of Surviving Entity shall be the New PubCo A&R Memorandum and Articles of Association until thereafter changed or amended as provided therein or by Legal Requirement.
2.10.   Directors and Officers.
(a)   From and after the First Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the New PubCo A&R Memorandum and Articles of Association, the directors and officers of SPAC Surviving Entity shall be the directors and officers of SPAC immediately prior to the First Effective Time.
(b)   From and after the Second Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the New PubCo A&R Memorandum and Articles of Association, the directors and officers of Surviving Entity shall be the directors and officers set forth in Section 2.10(b) of the Company Disclosure Letter.
ARTICLE III
CLOSING TRANSACTIONS
3.1.   Effect on SPAC Shares, Restricted Stock Units and Warrants and New PubCo.   At the First Effective Time, by virtue of the First Merger and without any action on the part of the SPAC, New PubCo or any holder of any SPAC Shares:
(a)   SPAC Units.   Each SPAC Class A Ordinary Share and one-half of one Public Warrant comprising each issued and outstanding SPAC Unit immediately prior to the First Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one share of SPAC Class A Ordinary Share and one-half of one Public Warrant; provided that no fractional Public Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional Public Warrant upon the Unit Separation, then the number of Public Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of Public Warrants.
(b)   Cancellation of Certain SPAC Shares.   All SPAC Shares that are owned by the SPAC or any wholly owned subsidiary of the SPAC immediately prior to the First Effective Time shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.
(c)   Conversion of SPAC Shares.   After giving effect to the SPAC Sponsor Recapitalization, each SPAC Share issued and outstanding immediately prior to the First Effective Time (except for shares being cancelled pursuant to Section 3.1(b)) shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable shares of New PubCo Class A Ordinary Shares equal to 1.00 (the “SPAC Exchange Ratio”), subject, in the case of the SPAC Sponsor, to any adjustment pursuant to Section 3.10(b)(ii) (such shares referred to collectively as the “First Merger Consideration”). As of the First Effective Time, all of the SPAC Shares shall no longer be outstanding and shall automatically be canceled by virtue of the First Merger and each former holder of SPAC Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive, in accordance with this Section 3.1, the First Merger Consideration and otherwise as expressly provided herein.
(d)   Conversion of SPAC Restricted Stock Units.   Each SPAC Restricted Stock Unit that is outstanding and unvested as of immediately prior to the First Effective Time, by virtue of the First Merger and without any action on the part of any holder thereof, shall, as of the First Effective Time, be converted into a restricted stock unit that is settled in New PubCo Class A Ordinary Shares, subject to the same terms and conditions as were applicable to such SPAC Restricted Stock Unit as of immediately prior to the First Effective Time (such restricted stock unit, as converted, an “New PubCo Restricted Stock Unit”). Accordingly, effective as of the First Effective Time, (i) each such New PubCo Restricted Stock Unit shall relate solely to shares of New PubCo Class A Ordinary Shares, and (ii) the number of New PubCo Class A Ordinary Shares subject to each such New PubCo Restricted Stock Unit shall be equal to the product of (x) the number of SPAC Class A Ordinary Shares subject to the applicable SPAC Restricted Stock Unit immediately prior to the First Effective Time and (y) the SPAC Exchange Ratio. Notwithstanding the foregoing, the conversions described in this Section 3.1(d) will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code.
(e)   Cancellation of New PubCo Ordinary Shares.   Each share of New PubCo that is outstanding immediately prior to the First Effective Time shall cease to be outstanding and shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(f)   Treatment of SPAC Warrants.   After giving effect to the SPAC Sponsor Recapitalization, at the First Effective Time, each SPAC Warrant that is outstanding and unexercised immediately prior to the First Effective Time, whether or not vested, shall be converted into and become a warrant to purchase New PubCo Class A Ordinary Shares, and New PubCo shall assume each such SPAC Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Shares under SPAC Warrants assumed by New PubCo shall thereupon be converted into rights with respect to New PubCo Class A Ordinary Shares. Accordingly, from and after the First Effective Time: (i) each SPAC Warrant assumed by New PubCo may be exercised solely for shares of New PubCo Class A Ordinary Shares; (ii) the number of shares of New PubCo Class A Ordinary Shares subject to each SPAC Warrant assumed by New PubCo shall be determined by multiplying (A) the number of SPAC Shares that were subject to such SPAC Warrant, as in effect immediately prior to the First Effective Time by (B) the SPAC Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of New PubCo Class A Ordinary Shares; (iii) the per share exercise price for the New PubCo Class A Ordinary Shares issuable upon exercise of each SPAC Warrant assumed by New PubCo shall be determined by dividing (A) the per share exercise price of SPAC Shares subject to such SPAC Warrant, as in effect immediately prior to the First Effective Time, by (B) the SPAC Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any SPAC Warrant assumed by New PubCo shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a SPAC Warrant, such SPAC Warrant assumed by New PubCo in accordance with this Section 3.1 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Class A Ordinary Shares subsequent to the First Effective Time.
3.2.   Effect on Merger Sub Shares.   At the Second Effective Time, by virtue of the Second Merger and without any action on the part of New PubCo, Merger Sub or any Merger Sub Shareholder:
(a)   Cancellation of Merger Sub Ordinary Shares.   All Merger Sub Ordinary Shares that are owned by Merger Sub or any wholly owned subsidiary of Merger Sub, including the Company, immediately prior to the Second Effective Time shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.
(b)   Conversion of Merger Sub Ordinary Shares.   Each Outstanding Merger Sub Ordinary Share (except for shares being cancelled pursuant to Section 3.2(a)), by virtue of the Second Merger and upon the terms and subject to the conditions set forth in this Agreement, shall be converted into and shall for all purposes represent only the right to receive the Per Share Consideration, subject to any adjustment pursuant to Section 3.10(a)(ii) (the aggregate amount of consideration allocated pursuant to this Section 3.2(b), the “Merger Sub Shareholder Consideration”). All of the Outstanding Merger Sub Ordinary Shares converted into the right to receive consideration as described in this Section 3.2(b) shall be automatically cancelled and extinguished and shall cease to exist, and each holder of Outstanding Merger Sub Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the applicable consideration described in this Section 3.2(b) into which such Outstanding Merger Sub Ordinary Share shall have been converted and each former holder of Merger Sub Ordinary Shares shall thereafter cease to have any rights with respect to such securities, except as expressly provided herein..
3.3.   Exchange Procedures.   Following the date hereof and prior to the Effective Times, New PubCo shall appoint an exchange agent reasonably acceptable to the Company Shareholder (the “Exchange Agent”) to act as the exchange agent in connection with the Mergers and, if required by the Exchange Agent, enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) in a form and substance that is reasonably acceptable to the Company Shareholder and New PubCo; provided, however, that (i) Continental Trust is deemed to be reasonably acceptable and (ii) New PubCo shall afford the Company Shareholder opportunity to review any proposed Exchange Agent Agreement prior to execution, and shall accept the Company Shareholder’s reasonable comments thereto.
3.4.   Issuance of the Closing Number of Securities.
(a)   At the Closing, New PubCo shall issue to the Merger Sub Shareholder in accordance with the procedures to be agreed upon with the Exchange Agent, the number of shares of New PubCo Class B Ordinary Shares to which the Merger Sub Shareholder is entitled in respect of its Outstanding Merger Sub Ordinary Shares pursuant to Section 3.2(b).
(b)   At the Closing, New PubCo shall issue to each SPAC Shareholder in accordance with the procedures to be agreed upon with the Exchange Agent, the number of shares of New PubCo Class A Ordinary Shares to which such SPAC Shareholder is entitled in respect of its SPAC Shares pursuant to Section 3.1(c).
(c)   Notwithstanding anything in this Agreement, no fraction of a New PubCo Ordinary Share shall be issued by virtue of the Mergers, and any Person who would otherwise be entitled to a fraction of a New PubCo Ordinary Share (after aggregating all fractional New PubCo Ordinary Shares that otherwise would be received by such Person) shall receive from New PubCo, in lieu of such fractional share: (i) one New PubCo Class A Ordinary Share or one New PubCo Class B Ordinary Share, as applicable, if the aggregate amount of fractional New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, as applicable, such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New PubCo Class A Ordinary Share or New PubCo Class B Ordinary Share, as applicable, if the aggregate amount of fractional New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, as applicable, such Person would otherwise be entitled to is less than 0.50.
(d)   The number of New PubCo Ordinary Shares that each Person is entitled to receive as a result of the Mergers and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, as applicable), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New PubCo Class A Ordinary Shares or New PubCo Class B Ordinary Shares, as applicable, occurring on or after the date hereof and prior to the Closing.
3.5.   SPAC Financing Certificate.   Not later than two (2) Business Days prior to the Closing Date, SPAC shall deliver to Opportunity, the Company Shareholder and Merger Sub written notice (the “Financing Certificate”) setting forth: (a) the aggregate amount of cash proceeds that will be required to satisfy any exercise of the SPAC Shareholder Redemptions; (b) the amount of SPAC Cash and SPAC Transaction Expenses as of the Closing (including the amount of any Excess of SPAC Transaction Expenses); (c) the number of SPAC Class A Ordinary Shares to be outstanding as of the Closing after giving effect to (x) the SPAC Shareholder Redemptions and the issuance of New PubCo Class A Ordinary Shares pursuant to the Subscription Agreements and the terms of this Agreement and the Sponsor Letter Agreement, and (y) the SPAC Sponsor Recapitalization pursuant to the terms of the Sponsor Letter Agreement and (d) the number of SPAC Restricted Stock Units to be outstanding as of the Closing Date. The Company, Opportunity and their respective Representatives shall have a reasonable opportunity to review and to discuss with SPAC and its Representatives the documentation provided pursuant to this Section 3.5 and any relevant books and records of the SPAC. SPAC and its Representatives shall reasonably assist and cooperate with the Company, Opportunity and their respective Representatives in their review of the documentation and shall consider in good faith the Company’s and Opportunity’s comments.
3.6.   Closing Calculations.   The Company Shareholder and Merger Sub shall deliver to SPAC and to Opportunity, no later than two (2) Business Days prior to the Closing Date, a written notice (the “Closing Payment Schedule”) setting forth the calculation of the Merger Sub Shareholder Consideration, including (i) the Equity Value (including any adjustments in respect of any Excess of Company Transaction Expenses) and (ii) the Per Share Consideration, together with reasonable relevant supporting documentation used in calculating such amounts. SPAC, Opportunity and their respective Representatives shall have a reasonable opportunity to review and to discuss with Company Shareholder and its Representatives the documentation provided pursuant to this Section 3.6 and any relevant books and records of Merger Sub and its Subsidiaries. The Company Shareholder and its Representatives shall reasonably assist and cooperate with SPAC, Opportunity and their respetive Representatives in their review of the documentation and shall consider in good faith SPAC’s and Opportunity’s comments to the Closing Payment Schedule, and if any adjustments are made to the Closing Payment Schedule prior to the Closing, such adjusted Closing Payment Schedule shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payment Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. SPAC will be entitled to rely in all respects upon the Closing Payment Schedule.
3.7.   Earn-Out Shares.
(a)   If the conditions set forth in this Section 3.8 are satisfied, New PubCo shall issue to the Company Shareholder a total of up to 11,000,000 newly issued New PubCo Class B Ordinary Shares (such New PubCo Class B Ordinary Shares, together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, and any additional shares issued in lieu of fractional shares pursuant hereto, the “Earn-Out Shares”), as follows:
(i)   if at any time during the three-year period following the Closing Date (the end of such period, the “First Release Date”) the closing share price of the New PubCo Class A Ordinary

Shares is greater than or equal to $17.00 over any 20 Trading Days within any consecutive 30 Trading Day period, one-half of the Earn-Out Shares shall be issued; and
(ii)   if at any time during the three-year period following the Closing Date (the end of such period, the “Second Release Date”) the closing share price of the New PubCo Class A Ordinary Shares is greater than or equal to $20.00 over any 20 Trading Days within any consecutive 30 Trading Day period, one-half of the Earn-Out Shares shall be issued (in addition to any Earn-Out Shares issued pursuant to Section 3.7(a)(i)).
(b)   If (i) the First Release Date or the Second Release Date occurs on a day that is not a Trading Day, then the “First Release Date” or the “Second Release Date” (as applicable) shall for all purposes of this Agreement be deemed to occur on the next following Trading Day, and (ii) if New PubCo or any of its Affiliates enters into a definitive agreement with respect to an Acceleration Event (as defined below) on or prior to the First Release Date or the Second Release Date, then the First Release Date or the Second Release Date (as applicable) shall be automatically extended and shall be deemed to occur on the earlier of (A) the consummation of such Acceleration Event and (B) the termination of such definitive agreement with respect to such Acceleration Event in accordance with its terms.
(c)   The New PubCo Class A Ordinary Share price targets in Section 3.7(a)(i) and (a)(ii) shall be equitably adjusted for any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Class A Ordinary Shares after the Effective Times.
(d)   In the event of the satisfaction of the threshold set forth in Section 3.7(a)(i) on or prior to the First Release Date or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, as soon as practicable (but in any event within ten (10) Business Days) after such satisfaction, New PubCo shall issue such Earn-Out Shares to the Company Shareholder as a result thereof (for the avoidance of doubt, for all purposes hereunder, the Company Shareholder shall be deemed entitled to such Earn-Out Shares as of the date of satisfaction of the threshold set forth in Section 3.7(a)(i) or the threshold set forth in Section 3.8(a)(ii), notwithstanding the issuance of such Earn-Out Shares following such date of satisfaction).
(e)   In the event of the failure of the satisfaction of the threshold set forth in Section 3.7(a)(i) on or prior to the First Release Date, or the failure of the satisfaction of the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, the right and entitlement herein to the portion of the Earn-Out Shares that is the subject of the applicable threshold shall be forfeited by the Company Shareholder.
(f)   Following the Closing, including during the three-year period following the Closing Date, New PubCo and its Subsidiaries, including the Group Companies, will be entitled to (i) operate their respective businesses based upon their respective business requirements and in their own business judgment, and (ii) make changes in their respective sole discretion to their respective operations, organization, personnel, accounting practices and other aspects of their respective businesses, including actions that may have an impact on whether any thresholds in respect of Earn-Out Shares have been met; provided that no such action may be taken if the primary purpose and intent of such action is to adversely affect the ability of New PubCo to satisfy any such threshold and the Company Shareholder will not have any right to claim the loss of all or any portion of the Earn-Out Shares or other damages as a result of such decisions.
(g)   If, during the three-year period following the Closing Date, (i) there is a transaction that results in New PubCo Class A Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the New PubCo Board in good faith) in excess of the threshold set forth in Section 3.7(a)(i) on or prior to the First Release Date, or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date (each as equitably adjusted for share split, division or subdivision of shares, share dividend or distribution

(including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Class A Ordinary Shares after the date of this Agreement) (an “Acceleration Event”), then the Earn-Out Shares subject to the applicable threshold shall be issued to the Company Shareholder effective as of immediately prior to the consummation of such transaction, or otherwise treated as so issued in connection therewith, so as to ensure that the Company Shareholder shall receive such Earn-Out Shares, and all proceeds thereof, in connection with such transaction, or (ii) there is a transaction that will result in New PubCo Class A Ordinary Shares being converted into the right to receive cash or other consideration having a value (in the case of any non-cash consideration, as provided in the definitive transactions documents for such transaction, or if not so provided, determined by the New PubCo Board in good faith) less than the threshold set forth in Section 3.7(a)(i) on or prior to the First Release Date, or the threshold set forth in Section 3.8(a)(ii) on or prior to the Second Release Date, (each as equitably adjusted for share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change affecting the New PubCo Class A Ordinary Shares after the date of this Agreement), then the Earn-Out Shares that remain subject to the applicable threshold shall be forfeited.
(h)   At the time that any Earn-Out Shares become vested pursuant to this Section 3.8, New PubCo shall remove any legends, share transfer restrictions, stop transfer orders or similar restrictions with respect to the Earn-Out Shares related to such vesting.
3.8.   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, SPAC, the Company, New PubCo and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration for purposes of applicable Tax Legal Requirements) as required by applicable Legal Requirements (as determined in good faith and subject to the requirements of this Section 3.8). If any such deduction or withholding is so required (other than compensatory payments to employees of the Group Companies), the applicable withholding agent shall use commercially reasonable efforts to provide written notice to the Company of the amounts to be deducted and withheld no later than five (5) Business Days prior to such payment. Each Party shall expend commercially reasonable efforts to (a) avail itself of any available exemptions from, or any refunds, credits or other recovery of, any such Tax deductions and withholdings and shall cooperate with the other Parties in providing any information and documentation that may be necessary to obtain such exemptions, refunds, credits or other recovery and (b) eliminate or minimize the amount of any such Tax deductions and withholdings. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
3.9.   Taking of Necessary Action; Further Action.   If, at any time after the Effective Times, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Entity following the Second Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub, and to vest the SPAC Surviving Entity following the First Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, the officers and directors, (or their designees) of the Company, Merger Sub and New PubCo, on the one hand, and SPAC, on the other hand, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
3.10.   Transaction Expenses.
(a)   At the Closing or promptly thereafter, the Surviving Entity shall pay or cause to be paid all Company Transaction Expenses that remain unpaid as of the Closing Date, each as set forth on a written statement to be delivered to the Surviving Entity by or on behalf of Merger Sub not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof; provided, that if the Company Transaction Expenses whether paid or unpaid (valued in U.S. dollars and converting any non-U.S. dollars denominated expense into U.S. dollar using the Applicable Exchange Rate), as of immediately prior to the Closing, are greater than the Company Expenses Cap, then, at the Company Shareholder’s election, which irrevocable election shall be set forth on a written statement to be delivered to the Surviving Entity by or on behalf of Merger Sub not less than two (2) Business Days prior to the Closing Date:
(i)   the Company Shareholder shall pay directly any Company Transaction Expenses in excess of the Company Expenses Cap (the “Excess of Company Transaction Expenses”) promptly after the Closing and provide evidence of such payment to the Surviving Entity, provided that in case the Surviving Entity pays or causes to be paid any Excess of Company Transaction Expenses, then the Company Shareholder shall promptly reimburse the Surviving Entity for such Excess of Company Transaction Expenses by the wire transfer of immediately available funds; or
(ii)   the Excess of Company Transaction Expenses shall be paid by the Surviving Entity and the Equity Value will be reduced, as provided for in the definition of “Equity Value” set forth in Section 1.1.
(b)   At the Closing or promptly thereafter, the Surviving Entity shall pay or cause to be paid all SPAC Transaction Expenses that remain unpaid as of the Closing Date, each as set forth on a written statement to be delivered to the Surviving Entity by or on behalf of SPAC not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof; provided, that if the SPAC Transaction Expenses, whether paid or unpaid (valued in U.S. dollars and converting any non-U.S. dollars denominated expense into U.S. dollar using the Applicable Exchange Rate), as of immediately prior to the Closing, are greater than the SPAC Expenses Cap, then, at the SPAC Sponsor’s election, which irrevocable election shall be set forth on a written statement to be delivered to the Surviving Entity by or on behalf of SPAC not less than two (2) Business Days prior to the Closing Date:
(i)   the SPAC Sponsor shall pay directly any SPAC Transaction Expenses in excess of the SPAC Expenses Cap (the “Excess of SPAC Transaction Expenses”) promptly after the Closing and provide evidence of such payment to the Surviving Entity, provided that in case the Surviving Entity pays or causes to be paid any Excess of SPAC Transaction Expenses, then the SPAC Sponsor shall promptly reimburse the Surviving Entity for such Excess of SPAC Transaction Expenses by the wire transfer of immediately available funds; or
(ii)   the Excess of SPAC Transaction Expenses shall be paid by the Surviving Entity and the number of New PubCo Class A Ordinary Shares (valued at $10.00 per share) otherwise issuable to the SPAC Sponsor pursuant to Section 3.1 shall be decreased in an amount corresponding to the Excess of SPAC Transaction Expenses.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY, COMPANY SHAREHOLDER, MERGER SUB AND NEW PUBCO
Except as set forth in the letter dated as of the date of this Agreement delivered by the Company to SPAC prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to SPAC that each statement contained in this Article IV (other than each statement contained in Sections 4.1, 4.2, 4.4, 4.5, 4.6 and 4.17 (to the extent the statements in such representations are applicable to the Company Shareholder), Section 4.2, Section 4.6 (to the extent the statements in Section 4.6 are applicable to New PubCo or Merger Sub), and Section 4.27 (to the extent the statements in Section 4.27 are applicable to New PubCo or Merger Sub)) is true and correct as of the date hereof and as of the Closing Date. Except as set forth in the Company Disclosure Letter, the Company Shareholder hereby represents and warrants to SPAC that each statement contained in Sections 4.1, 4.2, 4.4, 4.5, 4.6, 4.8, 4.17, 4.27 and 4.30 (in each case, to the extent the statements contained therein are applicable to the Company Shareholder) is true and correct as of the date hereof and as of the Closing Date. Except as set forth in the Company Disclosure Letter, each of New PubCo and Merger Sub represents and warrants to SPAC, severally but not jointly, that each statement contained in Sections 4.2, 4.6, 4.7, 4.11, 4.15,

4.20, 4.23 and 4.27 (in each case to the extent the statements contained therein are applicable to New PubCo or Merger Sub) is true and correct as of the date hereof and as of the Closing Date. New PubCo hereby represents and warrants to SPAC that each statement contained in Sections 4.29 and 4.30 (to the extent the statements contained therein are applicable to New PubCo) are true and correct as of the date hereof and as of the Closing Date.
4.1.   Organization and Qualification.   Each of the Company and the Company Shareholder (a) is a corporation duly formed, validly existing and in good standing (to the extent such concept exists) under Brazilian law and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each of the Company and the Company Shareholder as currently in effect, have been made available to SPAC. None of the Company and the Company Shareholder is in violation of any provisions of the Company’s Governing Documents and the Company Shareholder’s Governing Documents, respectively, in any respect.
4.2.   New PubCo and Merger Sub.
(a)   Each of New PubCo and Merger Sub is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands. Each of New PubCo and Merger Sub has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to New PubCo and Merger Sub, taken as a whole or have a Company Material Adverse Effect. None of New PubCo or Merger Sub are in violation of any of the provisions of their respective Governing Documents in any material respect. Each of New PubCo and Merger Sub is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)   Neither New PubCo nor Merger Sub has any direct or indirect Subsidiaries or participations in joint ventures or other entities, and owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person. Neither New PubCo nor Merger Sub has any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business except as expressly contemplated by the Transaction Agreements and the Transactions. New PubCo and Merger Sub are entities that have been incorporated solely for the purpose of engaging in the Transactions.
(c)   All outstanding shares of New PubCo and Merger Sub are owned by the Company Shareholder, free and clear of all Liens (other than Permitted Liens). Upon and subject to the closing of the transactions contemplated by (i) the Subscription Agreements, New PubCo has committed to issue 13,010,600 New PubCo Class A Ordinary Shares and 2,567,500 warrants to purchase New PubCo Class A Ordinary Shares to the PIPE Investors, (ii) the Non-Redemption Agreements, New PubCo has committed to issue up to 1,980,886 New PubCo Class A Ordinary Shares and up to 474,350 warrants to purchase New PubCo Class A Ordinary Shares to the non-redeeming SPAC Shareholders party to such Non-Redemption Agreements, and (iii) pursuant to the Company Shareholder Subscription Agreement, New PubCo has committed to issue 5,050,000 New PubCo Class B Ordinary Shares to the Company Shareholder.
(d)   Each of New PubCo and Merger Sub has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by New PubCo and Merger Sub of this Agreement and the other Transaction Agreements to which any of them is a party, and the consummation by New PubCo and Merger Sub of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of each of New PubCo and Merger Sub, and, except for receipt of the approval of the Company Shareholder as required by the Companies Act and the approvals described in Section 4.6(b), no other proceedings on the part of New PubCo or Merger Sub are necessary to authorize this Agreement or the other Transaction Agreements to which any of them is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Agreements to which any of them is a party have been duly and validly executed and delivered by New PubCo and/or Merger Sub and, assuming the due authorization, execution and delivery thereof by the other Parties thereto, constitute the legal and binding obligations of New PubCo and Merger Sub (as applicable), enforceable against New PubCo and Merger Sub (as applicable) in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
4.3.   Company Subsidiaries.
(a)   The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.3(a) of the Company Disclosure Letter (the “Company Subsidiaries”). Except as disclosed in Section 4.3(a) of the Company Disclosure Letter, the Company owns, directly or indirectly, legal and beneficial title to all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.
(b)   Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. No Company Subsidiary is or, to the best Knowledge of the Company, has been in violation of any provisions of its Governing Documents in any respect.
4.4.   Capitalization of the Group Companies.
(a)   As of the date hereof, the Company Shareholder is the sole holder of all the Company’s outstanding Company Ordinary Shares. Section 4.4(a) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of the Company, and (ii) the number, class and series of Company Ordinary Shares owned by the Company Shareholder.
(b)   Except as disclosed in Section 4.4(b) of the Company Disclosure Letter, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any other Group Company is authorized or outstanding, including any such rights granted to any employees, consultants or directors of the Company or any Group Company, and (ii) there is no commitment by the Company or its Subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Company or its Subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any

Company Ordinary Shares. Except for (x) any dividends or distributions declared prior to the date of this Agreement and reflected in the Interim Financial Statements and (y) any dividends, distributions or other dispositions and payments of any nature declared, paid or made, as the case may be, between the Company and any of its Related Parties in accordance with contractual obligations existing on the date of this Agreement as disclosed pursuant to Section 4.20 or Section 4.22, the Company has not declared or paid any dividends or distributions with respect to any Company Ordinary Shares since March 31, 2022 and has not made any other dispositions or payments of any nature to any of its Related Parties.
(c)   Except as disclosed in Section 4.4(c) of the Company Disclosure Letter, all issued and outstanding Company Ordinary Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued or transferred in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right created by statute, the Governing Documents of any of the Group Companies or any agreement to which the Company is a party and (iii) have been offered, or transferred, sold and issued in compliance with applicable Legal Requirements and the applicable Group Companies’ respective Governing Documents.
(d)   No outstanding Company Ordinary Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Group Company.
(e)   All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of each Group Company were undertaken in compliance with the applicable Group Company’s Governing Documents then in effect, any agreement to which the applicable Group Company then was a party and in compliance with applicable Legal Requirements.
(f)   Except as set forth in the Governing Documents of the respective Group Companies or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.
(g)   Except as provided for in this Agreement, as a result of the consummation of the Transactions, no shares, shares of capital stock, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(h)   Except for the Indebtedness set forth in Section 4.4(h) of the Company Disclosure Letter, no Group Company has any Indebtedness. No Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19, including any loans under the CARES Act or the Payment Protection Program.
4.5.   Authority Relative to this Agreement.
(a)   The Company has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that the Company has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly and validly authorized by all requisite action on the part of the Company, and, except for receipt of the approval of the Company Shareholder as required by the Companies Act and the approvals described in Section 4.6(b), no other proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to which it is a party. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   The Company Shareholder has all requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party, and each ancillary document that the Company Shareholder has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out the Company Shareholder’s obligations hereunder and thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company Shareholder of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company Shareholder of the Transactions have been duly and validly authorized by all requisite action on the part of the Company Shareholder (including the approval by its board of directors), and no other proceedings on the part of the Company Shareholder are necessary to authorize this Agreement or to consummate the Transactions to which it is a party. This Agreement and the other Transaction Agreements to which it is a party have been duly and validly executed and delivered by the Company Shareholder and, assuming the due authorization, execution and delivery thereof by the other Parties, constitute the legal and binding obligations of the Company Shareholder, enforceable against the Company Shareholder in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
4.6.   No Conflict; Required Filings and Consents.
(a)   Assuming that the consents, approvals, orders, authorizations, filings, notices or permits referred to in Section 4.6(b) are duly and timely made or obtained, the execution and delivery by each of the Company, the Company Shareholder, New PubCo and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party do not, the performance of this Agreement and the other Transaction Agreements to which it is a party by each of the Company, the Company Shareholder, New PubCo and Merger Sub will not, and the consummation of the Transactions will not: (i) conflict with or result in a violation or breach of or default under any provision of any of the Company’s, the Company Shareholder’s, New PubCo’s or Merger Sub’s Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair any of the Company’s or any of its Subsidiaries’, New PubCo’s or Merger Sub’s rights or, in a manner adverse to any of the Group Companies, New PubCo or Merger Sub, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of any of the Group Companies, New PubCo and Merger Sub pursuant to, any Company Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
(b)   The execution and delivery of this Agreement, or the other Transaction Agreements to which it is a party, by each of the Company, the Company Shareholder, New PubCo and Merger Sub does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the First Plan of Merger and the Second Plan of Merger and associated documents in accordance with the Companies Act; (ii) for the consents, approvals, authorizations and permits described on Section 4.6(b) of the Company Disclosure Letter; and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.7.   Compliance; Approvals.
(a)   Each of the Group Companies, New PubCo and Merger Sub has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets, except for failures to comply or violations which, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect. No written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies, New PubCo and Merger Sub since the Reference Date, except for any potential non-compliance which, individually or in the aggregate, would not be reasonable likely to have a Company Material Adverse Effect.
(b)   (i) Each of the Group Companies, New PubCo and Merger Sub is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities (“Approvals”) necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted and (ii) each Approval held by each of the Group Companies, New PubCo and Merger Sub is valid, binding and in full force and effect, in case of (i) and (ii), except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. None of the Group Companies, New PubCo and Merger Sub (i) are in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) have received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect.
4.8.   Financial Statements.
(a)   The Company has made available to SPAC true and complete copies of (i) the audited consolidated balance sheets of the Company as of January 1, 2020, and December 31, 2021 and 2020, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2021 and 2020 (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheets of the Company as of March 31, 2022, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the three-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). The Financial Statements have been approved by the Company and the Company Shareholder. The Financial Statements: (w) present fairly, in all material respects, the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect) and the absence of footnotes); and (x) were prepared in conformity with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and all applicable Legal Requirements; (y) were prepared from the books and records of the Group Companies.
(b)   The PCAOB Financial Statements to be delivered by the Company as promptly as practicable following the date hereof in accordance with Section 7.19, when so delivered, will (i) have been prepared in accordance with the books and records of the Group Companies, (ii) present fairly, in all material respects, the financial position of the Company and its Subsidiaries as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended, (iii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved and all applicable Legal Requirements, (iv) have been audited in accordance with the standards of the PCAOB, and (v) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X), for inclusion in the Proxy Statement and the Registration Statement.
(c)   The Company has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies and (iv) that accounts, notes and other receivables are recorded accurately. There are no significant deficiencies (deficiências significativas) in the Company’s internal control over financial reporting.
(d)   There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.
4.9.   No Undisclosed Liabilities.   The Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with IFRS or applicable Legal Requirements, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the most recent balance sheet included in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of the Company’s business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transaction; and (d) liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
4.10.   Absence of Certain Changes or Events.   Except as contemplated by this Agreement, since the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, each of the Group Companies has conducted its business in the ordinary course of business and there has not been: (a) any Company Material Adverse Effect; or (b) any action taken or agreed upon by any of the Group Companies that would be prohibited by Sections 6.1(c), 6.1(o) and 6.1(p) (and to the extent related to the foregoing clauses, Section 6.1(s)), if such action were taken on or after the date hereof without the consent of SPAC.
4.11.   Litigation.   Except as disclosed in Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is: (a) no pending or, to the Knowledge of the Company, New PubCo or Merger Sub, threatened Legal Proceeding, or to the Knowledge of the Company, New PubCo or Merger Sub, any investigation, against any Group Company, New PubCo and Merger Sub or any of their respective properties or assets, or any of the directors, managers or officers of any Group Company, New PubCo and Merger Sub with regard to their actions as such, and, to the Knowledge of the Company, New PubCo or Merger Sub, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Company, New PubCo or Merger Sub, threatened audit, examination, investigation or enforcement by any Governmental Entity against any Group Company, New PubCo and Merger Sub or any of their respective properties or assets, or any of the directors, managers or officers of any Group Company, New PubCo and Merger Sub with regard to their actions as such and, to the Knowledge of the Company, New PubCo or Merger Sub, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or threatened Legal Proceeding or, to the Knowledge of the Company, New PubCo or Merger Sub, investigation, by any Group Company, New PubCo and Merger Sub against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation, restriction or penalty on any Group Company, New PubCo and Merger Sub; and (e) no Order imposed or, to the Knowledge of the Company, New PubCo or Merger Sub, threatened to be imposed upon any Group Company, New PubCo and Merger Sub or any of their respective properties or assets, or any of the directors, managers or officers of any Group Company, New PubCo and Merger Sub with regard to their actions as such.
4.12.   Employee Benefits Plans.
(a)   Section 4.12(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each material Employee Benefit Plan, and specifies whether such plan is a Foreign Plan. For each material Employee Benefit Plan, the Group Companies have made available to SPAC a copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable: (i) all trust agreements or other funding arrangements and amendments thereto; and (ii) the most recently prepared actuarial reports and financial statements.

(b)   Each Employee Benefit Plan has been established, maintained and administered in all material respects in accordance with its terms and with all applicable Legal Requirements. No non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan.
(c)   Each Employee Benefit Plan intended to qualify under Section 401 of the Code does so qualify, and any trusts intended to be exempt from federal income taxation under the provisions of Section 501(a) of the Code are so exempt, and each such Employee Benefit Plan has received a favorable determination or opinion letter (as applicable) from the U. S. Internal Revenue Service on which it can currently rely regarding the compliance of such Employee Benefit Plan, in form, with the tax qualification requirements of the Code. To the Knowledge of the Company, no event has occurred or condition exists with respect to the operation or design of any such Employee Benefit Plan that would reasonably be expected to cause the denial or loss of such qualification or exemption or the loss of reliance on such determination or opinion letter.
(d)   No Group Company or any of its respective ERISA Affiliates has at any time in the past six (6) years sponsored or been obligated to contribute to, or had or is reasonably expected to have any liability in respect of: (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA) or any other defined benefit pension plan; (ii) a “multiple employer plan” as defined in Section 413(c) of the Code; or (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.
(e)   None of the Employee Benefit Plans provides for, and the Group Companies have no liability in respect of, post-retirement health, welfare or life insurance benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state or other Legal Requirements and at the sole expense of such participant or the participant’s beneficiary.
(f)   With respect to any Employee Benefit Plan, no material actions, suits, claims (other than routine claims for benefits in the ordinary course), audits, inquiries, investigations, Legal Proceedings or lawsuits are pending, or, to the Knowledge of the Company, threatened against any Employee Benefit Plan or against any fiduciary thereof with respect thereto. No event has occurred, and to the Knowledge of the Company, no condition exists that would, by reason of the Company’s affiliation with any of its ERISA Affiliates, subject the Company to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other Legal Requirements.
(g)   All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Employee Benefit Plans have been timely made or accrued in all material respects.
(h)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in connection with any other event(s): (i) result in any payment or benefit becoming due to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Employee Benefit Plan; (ii) increase any amount of compensation or benefits otherwise payable to any current or former employee, individual independent contractor or director of the Company or its Subsidiaries or under any Employee Benefit Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any benefits to any current or former employee, contractor or director of the Company or its Subsidiaries or under any Employee Benefit Plan; or (iv) limit the right to merge, amend or terminate any Employee Benefit Plan.
(i)   Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.
(j)   The Company maintains no obligations to gross-up or reimburse any individual for any tax or related interest or penalties incurred by such individual, including under Sections 409A, 457A or 4999 of the Code or otherwise.

(k)   Section 4.12(k)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of each Employee Benefit Plan subject to the Legal Requirements of any jurisdiction outside the United States (each, a “Foreign Plan”). Except as provided for on Section 4.12(k)(ii) of the Company Disclosure Letter, (i) each such Foreign Plan is in material compliance with the applicable Legal Requirements of each jurisdiction in which such Foreign Plan is maintained, to the extent those Legal Requirements are applicable to such Foreign Plan, (ii) there are no material pending, or to the Knowledge of the Company, threatened investigations by any Governmental Entity involving such Foreign Plan, and no material pending, or to the Knowledge of the Company, threatened claims (except for claims for benefits payable in the normal operation of such Foreign Plan), actions, suits or proceedings against such Foreign Plan or asserting any rights or claims to benefits under such Foreign Plan, (iii) except as would not result in material liability to the Company, all employer contributions to each such Foreign Plan required by applicable Legal Requirements or by the terms of such Foreign Plan have been made in a timely manner; (iv) each such Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (v) each such Foreign Plan required to be fully funded and/or fully insured, and/or book-reserved, is fully funded and/or fully insured and/or book-reserved, as appropriate, including any back-service obligations, on an ongoing basis (determined using reasonable actuarial assumptions) in compliance with all applicable Legal Requirements and IFRS, in each of the foregoing cases except as would not reasonably be expected to have a Company Material Adverse Effect; (vi) each such Foreign Plan, if intended to qualify for special tax treatment, meets all the requirement for such treatment and, to the Knowledge of the Company, no event has occurred with respect to such Foreign Plan that would reasonably be expected to cause the denial or loss of such special tax treatment and (vii) to the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement will not by itself be reasonably expected to create or otherwise result in any material liability with respect to such Foreign Plan.
(l)   The benefits payable under the UK Employee Benefits Plans consist exclusively of money purchase benefits (as defined in section 181 of the U.K. Pension Schemes Act 1993) and no Group Company nor New PubCo nor Merger Sub nor the Company Shareholder nor any of their respective Affiliates has any material liability whatsoever towards any defined benefit arrangement or any minimum level of benefits, nor has it made any defined benefit promise or been connected or associated with a sponsoring employer of any defined benefit scheme, and no amount is or could become due from any Group Company by virtue of section 75 or section 75A of the U.K. Pensions Act 1995.
(m)   No employee or officer (or former employee or officer) of any Group Company whose employment transferred to any Group Company under the Transfer of Undertakings (Protection of Employment) Regulations 2006 or otherwise was a member of or entitled to be or become a member of any defined benefit occupational pension scheme and therefore no employee or officer or former employee or officer of any Group Company has any rights to early retirement or to other enhanced rights, including pension rights on redundancy.
4.13.   Labor Matters.
(a)   Except as disclosed in Section 4.13(a) of the Company Disclosure Letter, (i) no Group Company is a party to or bound by, or currently negotiating in connection with entering into or amending, any collective bargaining agreement or other similar labor Contract applicable to current or former employees of any Group Company; (ii) no employees of the Group Companies are represented by any labor union, labor organization, works council or other employee representative bodies with respect to their employment with the Group Companies. There are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened in writing to be brought or filed, with the National Labor Relations Board or other labor relations tribunal, nor has any such representation proceeding, petition, or demand been brought, filed, made, or, to the Knowledge of the Company, threatened since the Reference Date. Since the Reference Date, to the Knowledge of the Company, there have been no labor organizing activities involving Group

Company or with respect to any employees of the Group Companies in effect or threatened in writing by any labor organization, work council, group of employees, union or other employee representative bodies.
(b)   Since the Reference Date, there have been no strikes, work stoppages, slowdowns, lockouts or arbitrations, material grievances, unfair labor practice charges or other material labor disputes pending or, to the Knowledge of the Company, threatened against the Group Companies involving any employee or former employee of any Group Company.
(c)   To the Knowledge of the Company, no executive officer of the Company has given written notice to any Group Company of termination of his or her employment with the Company in connection with the consummation of the Transactions. To the Knowledge of the Company, the Group Companies and each of their employees and consultants are in compliance in all material respects with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals.
(d)   To the Knowledge of the Company, no notice or complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Group Company has been received by any Group Company since the Reference Date asserting or alleging sexual harassment or sexual misconduct against any other current or former appointed director or executive officer of any Group Company.
(e)   Since the Reference Date, there have been no material complaints, charges, investigations or other Legal Proceedings against the Group Companies filed or pending or, to the Knowledge of the Company, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirement, or employment practice of any Group Company. Since the Reference Date, no Group Company has received any notice of intent by any Governmental Entity responsible for the enforcement of labor and employment laws to conduct or initiate a material investigation, audit or Legal Proceeding relating to any employment or labor laws or employment practice of any Group Company. Each Group Company is, and has been since the Reference Date, in material compliance with all applicable Legal Requirements respecting labor, employment and employment practices, including all laws respecting terms and conditions of employment classification, employment, wages and hours, overtime, the Worker Adjustment and Retraining Notification Act, and any similar foreign, state or local “mass layoff” or “plant closing” laws (the “WARN Act”), collective bargaining, non-unionized agreement (pacto colectivo), collective tripartite bargaining obligations (Consejos de Salario), immigration and work eligibility, benefits (including fringe and extra-legal benefits), labor relations, harassment (including sexual harassment), discrimination, civil rights, pay equity, child labor, equal employment opportunity, safety and health, workers’ compensation, COVID-19 in the workplace, temporary employees, licenses, termination payments, travel expenses, endowment (dotación), outsourcing, vacations, working permits and apprenticeships.
(f)   There has been no “mass layoff”, “plant closing” or other similar event under the WARN Act with respect to any Group Company since the Reference Date.
(g)   No Group Company is liable for any arrears of wages, amounts that the Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by Applicable Legal Requirements, or penalties with respect thereto, except in each case as would not be material to the Group Companies taken as a whole.
(h)   Except as would not be reasonably expected to result in a material liability of any Group Company, each individual who has provided or is providing services to any Group Company in Brazil and has been classified as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable, for any purpose (including for tax purposes or purposes of any Employee Benefit Plan) has been properly classified as such under all applicable Legal Requirements and pursuant to the terms of any Employee Benefit Plan. None of the Group Companies has any material liability or obligation under any applicable Legal Requirement or Employee Benefit Plan arising out of improperly classifying such individual as an exempt employee, independent contractor, temporary employee, leased employee or seasonal employee, as applicable.

(i)   All current employees of the Group Companies primarily employed in the United States are employed “at will”.
(j)   Each Group Company is in compliance, in all material respects, with all of its obligations to enter into health and security mandatory labor insurance with the Uruguayan State Insurance Office (Banco de Seguros del Estado) to cover employment and work sicknesses as established under Uruguayan Act 16,074 (October 10, 1989, as amended), and such mandatory insurance is in full force and effect.
(k)   Each Group Company is in compliance, in all material respects, with its obligations under the outsourcing legislation, and declares to comply with the controlling and verification obligations as established under Uruguayan laws 18,099 (January 21, 2007, as amended) and 18,251 (January 6, 2008, as amended).
4.14.   Real Property; Tangible Property.
(a)   Except as set forth on Section 4.14(a) of the Company Disclosure Letter, no Group Company currently owns any real property or has in the past three years owned any real property.
(b)   Except where the failure to comply would not individually or in the aggregate reasonably be expected to be material to the Group Companies taken as a whole, each Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Company Leased Properties”), free and clear of all Liens (other than Permitted Liens) and each of the leases, lease guarantees, agreements and documents related to any Company Leased Properties to which it is a party as of the date hereof, including all amendments, letter agreements, terminations and modifications thereof (collectively, the “Company Real Property Leases”), is in full force and effect as of the date hereof, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The Company has made available to SPAC true, correct and complete copies of all Material Company Real Property Leases (as defined below). No Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, except for such breaches or defaults as would not individually or in the aggregate reasonably be expected to be material to the Group Companies taken as a whole. The Company Leased Properties are suitable to allow the businesses of the Group Companies to be operated as currently conducted in all material respects. To the Knowledge of the Company, (i) there are no pending condemnation proceedings with respect to any of the Company Leased Properties, and (ii) the current use of the Company Leased Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Real Property Leases and, to the Knowledge of the Company, no other party is in breach or default thereof, except for such breaches or defaults as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. As of the date of this Agreement, to the Knowledge of the Company, no party to any Company Real Property Lease has exercised any termination rights with respect thereto. Section 4.14(b) of the Company Disclosure Letter contains a true and correct list of all Material Company Real Property Leases. No Person other than the Group Companies has the right to use the Company Leased Properties, except as subleased by the respective Group Company to a sub-lessee.
(c)   Each Group Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets, free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on the Section 4.14(c) of the Company Disclosure Letter. The tangible assets (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) constitute all of the assets, rights and properties that are currently being used for the operation of the businesses of the Group Companies as they are now conducted and taken together, are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted in all material respects; and (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put, in each case, in all material respects.
4.15.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or on behalf of each Group Company, New PubCo and Merger Sub have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by each Group Company, New PubCo and Merger Sub (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS.
(b)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s Knowledge is there any) against any Group Company, New PubCo and Merger Sub which has not been paid or resolved.
(c)   No material Tax audit or other examination of any Group Company, New PubCo and Merger Sub by any Governmental Entity is presently in progress, nor has any of the Company, New PubCo and Merger Sub been notified in writing of any request or threat for such an audit or other examination.
(d)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.
(e)   None of any Group Company, New PubCo or Merger Sub has liability for a material amount of unpaid Taxes which has not been accrued for or reserved on the Financial Statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of any of the Group Companies, New PubCo and Merger Sub in the ordinary course of business.
(f)   No Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) as a result of (A) being a member of an affiliated, consolidated, combined, unitary or aggregate group or of any other relationship giving rise to statutory subsidiary liability (“responsabilidade tributária”), being the party legally responsible for withholding and/or collection (“responsável tributário”) and/or as tax successor (“sucessor tributário”) or (B) as a result of being a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); or (iii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local or foreign income Tax purposes, other than a group the common parent of which was and is the Company.
(g)   Except for set forth in Section 4.15(h) of Company Disclosure Letter, there are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of any Group Company and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of any Group Company.
(h)   No Group Company has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)   No Group Company has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity.
(j)   No Group Company has, or has ever had, a permanent establishment in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction outside the country of its organization, in each case where it is required to file an income Tax Return and does not file such a Tax Return.
(k)   Each Group Company is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value added Taxes or any similar Tax in all jurisdictions where it is required by law to be so registered, in each case in all material respects, and has complied in all material respects with all Legal Requirements relating to such Taxes.
(l)   All material Related Party transactions involving any Group Company are in material compliance with all applicable transfer pricing requirements and any arm’s length standards of applicable Tax Legal Requirements.
(m)   No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.
(n)   No Group Company will be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision, state or foreign local Legal Requirements) or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.
(o)   No claim has been made in writing (nor to the Company’s Knowledge has any claim been made) by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that any Group Company is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.
(p)   Each Group Company has complied in all material respects with the conditions stipulated in any Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission, and the transactions contemplated by this Agreement will not adversely affect the eligibility of a Group Company for any existing material Tax Grant.
(q)   The Company has not been, is not, and immediately prior to the Second Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
(r)   No Group Company was a “passive foreign investment company” within the meaning of Section 1297 of the Code (a “PFIC”) for its taxable year ending December 31, 2021 or expects to be a PFIC for its current taxable year. No Group Company is treated as a domestic corporation as a result of the application of Section 7874(b) of the Code.
(s)   No Group Company has taken any action, or is aware of any fact or circumstance that would reasonably be expected, to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment (as defined below).
(t)   No advantage of any amnesty or tax installment program regarding Taxes (including ordinary installments, REFIS, PAES, PAEX and any similar plan) in the previous five (5) years have been taken by any Group Company.

4.16.   Environmental Matters.
(a)   Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:
(i)   The Group Companies are, and have been for the past three years, in compliance with applicable Environmental Laws and the business of the Group Companies is being operated in compliance with applicable Environmental Laws and the Group Companies have no outstanding capital expenditures that are required to comply with applicable Environmental Laws as of the date of this Agreement;
(ii)   The Group Companies are and have been in compliance for the past five (5) years with, all permits, licenses and other authorizations required under applicable Environmental Laws;
(iii)   The Group Companies have timely filed all reports and notifications and maintains all necessary records and data in each case as required by applicable Environmental Law;
(iv)   No Group Company is party to any unresolved, pending or, to the Knowledge of the Company, threatened complaints, claims, actions, suits, investigations, inquiries, notices, judgments, decrees, injunctions, orders, requests for information or proceedings arising under or related to Environmental Laws. To the Knowledge of the Company, no conditions currently exist with respect to Company Leased Properties that would reasonably be expected to result in any of the Group Companies incurring liabilities or obligations under Environmental Laws;
(v)   To the Knowledge of the Company, no conditions currently exist with respect to Company Leased Properties or any properties previously owned or occupied by any Group Company that would reasonably be expected to (i) result in any of the Group Companies incurring liabilities or obligations under Environmental Laws or (ii) affect Group Companies’ ordinary course of business;
(vi)   No Group Company has received any unresolved or outstanding written notice from any Governmental Entity or any other Person alleging any non-compliance with Environmental Laws by any Group Company or requiring any Group Company to conduct the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, other than those notices relating to investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances conducted on behalf of the Group Companies’ customer or other third parties in the ordinary course of business;
(vii)   No Group Company has generated, treated, stored, released, transported or arranged for transportation or disposal of any Hazardous Substances at any location except in compliance with applicable Environmental Laws, and in a manner and quantity reasonably necessary for the conduct of the business of such Group Company;
(viii)   To the Knowledge of the Company, (i) no portion of any property currently or formerly owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated permits, approvals, authorizations, consents, licenses or certificates required by applicable Environmental Laws, and (ii) there are no Hazardous Substances in the environment (including natural resources, soil, surface water, ground water, any present or potential drinking water supply, subsurface strata or ambient air) in a manner or in quantities that would result in a violation of or give rise to a liability under Environmental Laws that are present at, on or under any currently or formerly owned, used, leased or operated property or facility of any Group Company or at any off-site location at which Hazardous Substances have been disposed of;
(ix)   no Group Companies have given or received any warranties or indemnities in respect of, nor attempted to apportion liabilities, duties or obligations arising under Environmental Laws or otherwise relating to the environment and/or any Hazardous Substance.

(b)   The Group Companies have made available to SPAC copies of all material non-privileged environmental assessments, if any, (including any Phase I or II environmental assessments), studies, audits, analyses or reports relating to Company Leased Properties or the Group Companies and prepared in the past three years that are in the possession of the Group Companies.
4.17.   Brokers; Third Party Expenses.   Except as disclosed in Section 4.17 of the Company Disclosure Letter, none of the Group Companies and the Company Shareholder has any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any of the Group Companies or the Company Shareholder.
4.18.   Intellectual Property.
(a)   Section 4.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property that is owned by, and material to, any of the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain names (the Intellectual Property referred to in clauses (i) through (iv), without any limitations as to materiality, collectively, the “Company Registered Intellectual Property”) and (v) material Group Company Software. All of the Company Registered Intellectual Property is subsisting, all of the applications and registrations in the Company Registered Intellectual Property are, to the Knowledge of the Company, valid, and to the Knowledge of the Company, all Company Registered Intellectual Property is enforceable in all material respects. None of the Owned Intellectual Property (and, to the Knowledge of the Company, Licensed Intellectual Property that is exclusively licensed to a Group Company) material to the operation of the business of any of the Group Companies has been adjudged invalid or unenforceable in whole or part. All necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each material item of the Company Registered Intellectual Property.
(b)   The Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all material Owned Intellectual Property, including any Intellectual Property assigned to the Company or its Subsidiaries by any employee of the Group Companies, in each case, free and clear of all Liens (other than Permitted Liens), and, except as disclosed in Section 4.18(b) of the Company Disclosure Letter, has a license or otherwise possesses rights to use (as currently used by the Group Companies) all other material Intellectual Property used in the conduct of the businesses of the Group Companies.
(c)   Since the Reference Date, the Owned Intellectual Property and the conduct of the businesses of the Group Companies has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person in any material respect. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the material Owned Intellectual Property, and no such claims have been made in writing against any third party by any of the Group Companies since the Reference Date.
(d)   There is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against any of the Group Companies, and no Group Company has received since the Reference Date any written notice from any Person pursuant to which any Person is: (i) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party; or (ii) contesting the scope, use, ownership, validity or enforceability of any of the Owned Intellectual Property. To the Knowledge of the Company, none of the Owned Intellectual Property is subject to any pending or outstanding injunction, order, judgment, settlement, consent order, ruling or other disposition of dispute that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e)   No past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership or other rights in any material Owned Intellectual Property (other than the right to use such material Owned Intellectual Property in the performance of their activities for the Group Companies pursuant to a Contract with a Group Company). Each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of any of the Group Companies who are or were engaged in creating or developing any material Owned Intellectual Property for the Group Companies has executed and delivered a written agreement, pursuant to which such Person has: (i) if such Person has access to such information, except as would not, individually or in the aggregate, be material to the Group Companies, agreed to hold all confidential and/or proprietary information of the Group Companies (or of another Person and held by any Group Company under an obligation to maintain the secrecy and confidentiality of such information) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (ii) with respect to any such material Intellectual Property that does not vest initially in a Group Company by operation of law, presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such material Intellectual Property created or developed for such Group Company in the course of such Person’s employment or retention thereby; and (iii) to the extent moral rights arise in the applicable jurisdiction, agreed to waive all moral rights such Person may have in any such material work which such Person created or authored for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to its obligation to assign any material Intellectual Property to any Group Company or to protect the material Trade Secrets of the Group Companies under any such agreement.
(f)   Each of the Group Companies, as applicable, takes commercially reasonable steps to maintain the secrecy, confidentiality and value of all Owned Intellectual Property and Licensed Intellectual Property the value of which to any Group Company is contingent upon maintaining the confidentiality thereof.
(g)   No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used in any material respect to create, in whole or in part, any material Owned Intellectual Property in any manner that gives any such person or entity any ownership or other material rights in such Intellectual Property.
(h)   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each of the Group Companies, as applicable, takes commercially reasonable steps to maintain the secrecy, confidentiality and value of the material source code included in the Group Company Software. No material source code for any material Group Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee or contractor of a Group Company subject to confidentiality obligations in a written Contract to the Group Company with respect to such source code. No Group Company has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the material source code for any material Group Company Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the material source code for any material Group Company Software to any other Person (other than New PubCo or SPAC), including the execution, delivery or performance of this Agreement or any other Transaction Agreements or the consummation of any of the transactions contemplated hereby or thereby.
(i)   The Company or one of its Subsidiaries owns, or has a valid right to access, use and otherwise exploit (as applicable) all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment used by any Group Company (collectively, the “Company IT Systems”). The Company IT Systems are sufficient for the operation of the businesses of the Group Companies as currently conducted in all material respects. The Group Companies have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Systems owned by them (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures.
(j)   Since the Reference Date, except as would not, individually or in the aggregate, be material to the Group Companies, there have been no failures, breakdowns, continued substandard performance or other adverse events (including any unauthorized use, access, interruption, modification or corruption) affecting any such Company IT Systems owned by the Group Companies or, to the Knowledge of the Company, otherwise used by or on behalf of the Group Companies (or any information and transactions of the Group Companies stored or contained therein or transmitted thereby). The material Company IT Systems owned by the Group Companies or, to the Knowledge of the Company, otherwise used by or on behalf of the Group Companies do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or other similar code or programs that could (i) materially disrupt or materially and adversely affect the functionality of any Company IT Systems, or (ii) enable or assist any Person to access without authorization, any Company IT Systems.
(k)   None of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any material Group Company Software in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any portion of any material proprietary Group Company source code or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of any of the Group Companies to any Person. The Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software to which any of them are party or otherwise bound.
4.19.   Privacy.   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:
(a)   Except as disclosed in Section 4.19(a) of the Company Disclosure Letter, each of the Group Companies have since the Reference Date complied with: (i) all applicable Privacy Laws; (ii) all of such Group Company’s applicable publicly-posted or publicly distributed policies, records and notices regarding the Processing of Personal Information, and (iii) all such Group Company’s obligations in Company Material Contracts with respect to the Processing of Personal Information (“Privacy Requirements”). None of the Group Companies have, since the Reference Date (A) been charged with a violation of any Privacy Requirements (but excluding non-material individual consumer demands and requests in the ordinary course of business) or (B) received written notice that they are subject to any threatened claims, investigations, notices or requests from any Governmental Entity or other Person (excluding non-material individual consumer demands and requests in the ordinary course of business) in relation to any alleged or perceived breaches of any Privacy Requirements.
(b)   Each of the Group Companies has, as applicable, since the earlier of the (i) Reference Date and (ii) the date the Brazilian Data Protection Law (LGPD) came into effect, implemented and maintained appropriate and commercially reasonable safeguards, which safeguards are consistent with practices in the industry in which the applicable Group Company operates, to protect Personal Information and other confidential data in its possession or under its control against loss, theft, misuse or unauthorized access, transfer, use, modification or disclosure.
(c)   Since the Reference Date, (i) there have been no material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of any Personal Information in the possession or control of any of the Group Companies or collected, used or Processed by or on behalf of any of the Group Companies, and (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any material breaches, security incidents, misuse of or unauthorized access to, unauthorized use or transfer, or disclosure of Personal Information. Each of the Group Companies has, since the Reference Date, implemented commercially reasonable disaster recovery and business continuity plans, and taken actions consistent with such plans to safeguard the data and Personal Information in its possession or control.

4.20.   Agreements, Contracts and Commitments.
(a)   Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract (as defined below) that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date hereof:
(i)   any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $5,000,000 (or its equivalent in another currency) per annum;
(ii)   any Contract with the top 20 customers of the Group Companies (the “Material Customers”) as determined by revenue, in each case during the 12-month period ended on December 31, 2021;
(iii)   any Contract that purports to limit in any respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any non-compete agreements or agreements limiting the ability of any of the Group Companies from soliciting customers or employees;
(iv)   any Contract memorializing any Interested Party Transactions (other than those employment agreements, confidentiality agreements, non-competition agreements (for the benefit of a Group Company) or any other agreement of similar nature entered into in the ordinary course of business with employees or technical consultants) providing for annual payments in an amount equal to or greater than $100,000 (or its equivalent in another currency) per annum;
(v)   any Contract that imposes obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay” or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;
(vi)   any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;
(vii)   any Contract for or relating to any borrowing of money by or from the Company in excess of $1,000,000 (or its equivalent in another currency) per annum (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the Group Companies);
(viii)   any employment or management Contract providing for annual payments in excess of $400,000 (or its equivalent in another currency);
(ix)   any Contract: (A) providing for the grant of any preferential rights to purchase or lease any material asset of any Group Company; or (B) providing for any exclusive or preferred right to sell or distribute any material product or material service of any of the Group Companies;
(x)   any obligation to register any Company Ordinary Shares or other securities of any of the Group Companies with any Governmental Entity (other than ordinary course requirements of foreign applicable Legal Requirements related to the recording with an applicable Governmental Entity of the ownership of non-U.S. Group Companies);
(xi)   any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, or for which any Group Company has any material outstanding obligations in excess of $200,000 (or its equivalent in another currency) per annum (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);
(xii)   any collective bargaining agreement or other similar labor Contract with any labor union, labor organization, or works council;

(xiii)   any Contract for the use by any of the Group Companies of any tangible property where the annual lease or mandate payments are greater than $80,000 (or its equivalent in another currency) (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business) (the “Material Company Real Property Leases”);
(xiv)   any Contract under which any of the Group Companies: (A) obtains the right to use, or a covenant not to be sued under, any material Intellectual Property from any third party (“Inbound License”), other than Incidental Inbound Licenses; or (B) grants the right to use, or a covenant not to be sued under, any material Intellectual Property to any third party (other than non-exclusive licenses granted to suppliers, vendors, distributors or customers in the ordinary course of business);
(xv)   any Contract pursuant to which any Group Company (i) provided material source code containing or embodying any Group Company Software to a third party or (ii) granted a third party a contingent right to receive source code containing or embodying any material Group Company Software, whether pursuant to an escrow arrangement or otherwise, in each case, other than to contractors and service providers performing services on behalf of the Group Companies;
(xvi)   any Contract that creates guarantees or Liens of any nature on any of the Group Companies’ assets not in the ordinary course of business and in an amount equal or greater than $1,000,000 (or its equivalent in another currency); and
(xvii)   any obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons and in an amount equal or greater than $2,000,000 (or its equivalent in another currency).
(b)   Except for any Company Material Contract that has been terminated in accordance with the terms of this Agreement or terminates upon the expiration of the stated term thereof prior to the Closing Date, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company, New PubCo or Merger Sub party thereto and, to the Knowledge of the Company, New PubCo or Merger Sub, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. None of the Company, New PubCo or Merger Sub nor, to the Knowledge of the Company, New PubCo or Merger Sub, any other party thereto, is in material breach of or in material default under, and, to the Knowledge of the Company, New PubCo or Merger Sub, no event has occurred which with notice or lapse of time or both would become a material breach of or material default under, any Company Material Contract, and no party to any Company Material Contract has given any written notice of any claim of any such material breach, default or event or has provided any formal written notice of any intention to terminate or modify, any such Company Material Contract. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.
(c)   Commercial Agents.   Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse, (i) there is no Person that acts (or has acted) as a commercial agent (representantes comerciais) of the Company, and the Company has never entered into any agency agreement to formalize such type of relationship, (ii) the Company is not liable for any indemnification rights to any commercial agent and (iii) there are no pending or threatened Claims in connection with any commercial agent (whether of individual or collective nature).
4.21.   Insurance.   Each of the Group Companies maintains insurance policies or fidelity or surety bonds covering its assets, business, equipment, properties, operations and employees (collectively, the “Insurance Policies”) covering certain material insurable risks in respect of its business and assets, and the Insurance Policies are in full force and effect in all material respects. The coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient to comply with any insurance required to be maintained by Company Contracts. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any

Group Company under any of the existing Insurance Policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies. The premiums due with respect to such Insurance Policies have been timely paid and no written notice of cancellation or termination or intent to cancel has been received by any of the Group Companies with respect to any such Insurance Policy.
4.22.   Interested Party Transactions.   Except as set forth in Section 4.22 of the Company Disclosure Letter or as would not, individually or in the aggregate, be material to the Group Companies, (a) no officer or director of the Company or any of their respective immediate family members, or to the Knowledge of the Company, any employee, officer, director or manager of the Group Companies or any of their respective immediate family members, is indebted to the Group Companies for borrowed money, nor are any of the Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of the Company, no officer, director, employee, manager or holder of equity or derivative securities of the Group Companies or the Company Shareholder (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Material Contract with any of the Group Companies (any such transactions in clauses (a) and (b), an “Interested Party Transaction”), in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies; (iii) for other employee benefits made generally available to similarly situated Persons; or (iv) related to any such Person’s ownership of Company Ordinary Shares or other securities of the Group Companies or such Person’s employment or consulting arrangements with the Group Companies. To the to the extent required by applicable Laws to be reflected, registered or accounted, all Interest Party Transactions have been duly reflected, registered and accounted in the Group Companies’ financial statements.
4.23.   Information Supplied.   The information relating to the Group Companies, New PubCo and Merger Sub to be supplied by or on behalf of the Company for inclusion in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of it Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.
4.24.   Anti-Bribery; Anti-Corruption.   Since the Reference Date, except as would not, individually or in the aggregate, reasonably be expected have a Company Material Adverse Effect, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, employees, Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder) or any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any government official, candidate for public office, political party or political campaign, or any official of such party or campaign, for the purpose of: (i) influencing any act or decision of such government official, candidate, party or campaign or any official of such party or campaign; (ii) inducing such government official, candidate, party or campaign or any official of such party or campaign to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature in violation of Anti-Corruption Laws; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or materially inaccurate books and records related to any of the foregoing; or (f) otherwise violated any applicable provision of (i) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., (ii) the United Kingdom Bribery Act 2010, (iii) Brazilian Federal Law No. 12,846/2013, (iv) Brazilian Federal Law No. 8,429/1992, (v) Brazilian Federal Law No. 9,613/1998, (vi) Brazilian Federal Law No. 12,813/2013, (vii) Brazilian Federal Law No. 8,666/1993, (viii) Brazilian Federal Law No. 14,133/2021, (ix) Brazilian Decree-Law No. 2,848/1940, (x) the Irish Criminal Justice (Corruption Offenses) Act 2018 or (xi) any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”). Since the Reference Date, none of the Group Companies or, to the Knowledge of the Company, any of the Group Companies’ respective directors, officers, Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder) or any of the Group Companies’ respective employees or any other Persons acting on their behalf, (i) is or has been the subject of an unresolved claim or unresolved allegation relating to (A) any potential violation of the Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any government official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any Anti-Corruption Law. Since the Reference Date, the Group Companies have had and maintained a system or systems of internal controls reasonably designed to (x) ensure compliance with the Anti-Corruption Laws and (y) prevent and detect violations of the Anti-Corruption Laws.
4.25.   International Trade; Sanctions; Anti-Money Laundering Laws.
(a)   For the past five (5) years, the Group Companies, the Group Companies’ respective directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder) or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies, and in each case in all material respects: (a) have been in compliance with all applicable Customs & International Trade Laws, including the Customs & International Trade Authorizations; (b) have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws.
(b)   None of the Group Companies or any of the Group Companies’ respective Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder), directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective employees, or any other Persons acting on their behalf is or has been since April 1, 2017 a Sanctioned Person. Since April 1, 2017, the Group Companies and the Group Companies’ respective directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder), employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in compliance with Sanctions and Anti-Money Laundering Laws. Since April 1, 2017, (i) no Group Company has engaged in any business with or involving, directly or indirectly, any Sanctioned Person or Sanctioned Country in violation of Sanctions, (ii) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder), employees or any other Persons acting on their behalf in connection with any actual or alleged violation of Sanctions or Anti-Money Laundering Laws, (iii) there have been no actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity received by a Group Company with respect to the Group Companies’ or any of their respective Affiliates’ (including any direct or indirect controlling equityholder of the Company Shareholder) compliance with Sanctions or Anti-Money Laundering Laws and (iv) and no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with Sanctions or Anti-Money Laundering Laws. The Group Companies have in place controls and systems reasonably designed to ensure compliance with Sanctions and Anti-Money Laundering Laws.
4.26.   Customers and Suppliers.   No Group Company has received any written or, to the Knowledge of the Company, oral notice that any Group Company is in breach of or default under any Contract with any Material Customer in any material respect or that any such Material Customer intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.
4.27.   Board Approval; Vote Required.   The board of directors (or other applicable governing body) of each of the Company, Merger Sub and New PubCo, in each case by unanimous written consent or other corporate action, has duly recommended that the Company Shareholder negotiate and approve this Agreement and any actions as contemplated by this Agreement, as required under applicable Laws. The Company Shareholder Approval is the only approval of the holders of any class or series of share capital of each of the Company, New PubCo and Merger Sub necessary to adopt this Agreement and approve the Transactions to which each of the Company, New PubCo and Merger Sub is a party. Executed copies of the resolutions of the board of directors of the Company Shareholder, if executed and delivered, will qualify as the Company Shareholder Approval.
4.28.   Business Activities.   Except for this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, the Company has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Company Business Combination.
4.29.   PIPE Investment Amount.   Pursuant to, and on the terms and subject to the conditions of the Subscription Agreements, the PIPE Investors have agreed to purchase New PubCo Class A Ordinary Shares for an aggregate purchase price of $111,500,000, (the “PIPE Investment Amount”). As of the date hereof, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by New PubCo. Each Subscription Agreement is a legal, valid and binding obligation of New PubCo and, to New PubCo’s Knowledge, each PIPE Investor, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Other than as expressly contemplated by or referred to in the Subscription Agreements, there are no other agreements, side letters or arrangements between New PubCo and/or any PIPE Investor relating to any Subscription Agreement that could affect the obligation of the PIPE Investors to contribute the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements in accordance with the terms and conditions of the Subscription Agreement, and, as of the date here-of, New PubCo does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to New PubCo, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of New PubCo under any material term or condition of any Subscription Agreement and, as of the date hereof, New PubCo has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.

4.30.   Company Shareholder PIPE Investment.
(a)   Company Shareholder has delivered to the Company a true, correct and complete copy of the Company Shareholder Subscription Agreement entered into on or prior to the date hereof, pursuant to which the Company Shareholder has committed to provide the Company Shareholder PIPE Investment.
(b)   Pursuant to, and on the terms and subject to the conditions of the Company Shareholder Subscription Agreement, the Company Shareholder has agreed, contingent upon Closing, to purchase 5,050,000 New PubCo Class B Ordinary Shares for an aggregate purchase price of $50,500,000 (the “Company Shareholder PIPE Investment Amount”). As of the date hereof, the Company Shareholder Subscription Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by New PubCo or the Company Shareholder. The Company Shareholder Subscription Agreement is a legal, valid and binding obligation of New PubCo and the Company Shareholder, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Other than as expressly contemplated by or referred to in the Company Shareholder Subscription Agreement, there are no other agreements, side letters or arrangements between New PubCo and/or the Company Shareholder relating to the Company Shareholder PIPE Investment that could affect the obligations set forth in the Company Shareholder Subscription Agreement, and, as of the date hereof, none of New PubCo and the Company Shareholder knows of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in the Company Shareholder Subscription Agreement not being satisfied, or the Company Shareholder PIPE Investment not to occur, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of New PubCo or the Company Shareholder under any material term or condition of the Company Shareholder Subscription Agreement and, as of the date hereof, none of New PubCo or the Company Shareholder has reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in the Company Shareholder Subscription Agreement. The Company Shareholder Subscription Agreement contains all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of New PubCo and the Company Shareholder to consummate the Company Shareholder PIPE Investment set forth in the Company Shareholder Subscription Agreement on the terms therein.
4.31.   Disclaimer of Other Warranties.   THE COMPANY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO SPAC OR ANY OF THE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY SPAC IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF SPAC NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, BY OR ON BEHALF OF SPAC IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO SPAC OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION,

RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OTHER THAN IN THE TRANSACTION AGREEMENTS. THE COMPANY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. THE COMPANY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF SPAC AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND IN MAKING ITS DETERMINATION THE COMPANY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF SPAC EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.30, CLAIMS AGAINST SPAC OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SPAC
Except:   (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements (it being acknowledged that nothing disclosed in such SPAC SEC Reports will be deemed to modify or qualify the Fundamental Representations of SPAC), SPAC represents and warrants to the Company that each statement contained in this Article V is true and correct as of the date hereof and as of the Closing Date.
5.1.   Organization and Qualification.
(a)   SPAC is an exempted company duly incorporated with limited liability, validly existing and in good standing under the laws of the Cayman Islands.
(b)   SPAC has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not be material to SPAC or have a SPAC Material Adverse Effect.
(c)   Complete and correct copies of the SPAC Governing Documents have been made available to the Company. SPAC is not in violation of any of the provisions of its Governing Documents in any respect.
(d)   SPAC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to be material to the SPAC or have a SPAC Material Adverse Effect.
5.2.   Capitalization.
(a)   As of the date of this Agreement: (i) 5,000,000 undesignated preference shares, par value $0.0001 per share, of SPAC (the “SPAC Preferred Shares”) are authorized, and no such shares are issued and outstanding; (ii) 500,000,000 class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Ordinary Shares”), are authorized and 25,300,000 such shares are issued and outstanding; (iii) 50,000,000 class B ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class B Ordinary Shares” and, together with the SPAC Preferred Shares and the SPAC Class A Ordinary

Shares, the “SPAC Shares”), are authorized and 6,305,000 such SPAC Class B Ordinary Shares are issued and outstanding; (iv) 7,060,000 warrants to purchase one SPAC Class A Ordinary Share (the “Private Placement Warrants”) are outstanding; (v) 12,650,000 warrants to purchase one SPAC Class A Ordinary Share (the “Public Warrants” and, collectively with the Private Placement Warrants, the “SPAC Warrants”) are outstanding and (vi) 20,000 SPAC Restricted Stock Units are issued and outstanding. All outstanding SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to, nor have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right. The SPAC Warrants have been validly issued, and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   Except for the SPAC Warrants, SPAC Class A Ordinary Shares, the SPAC Class B Ordinary Shares, the SPAC Restricted Stock Units, the Subscription Agreements and the Sponsor Letter Agreement, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, stock-based performance units, commitments or Contracts of any kind to which SPAC is a party or by which it is bound obligating SPAC to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares or other interest or participation in SPAC. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated.
(c)   Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which SPAC is a party or by which SPAC is bound with respect to any ownership interests of SPAC.
5.3.   Authority Relative to this Agreement.   SPAC has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and (b) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Mergers). The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by SPAC of the Transactions (including the Mergers) have been duly and validly authorized by all necessary corporate action on the part of SPAC, and no other proceedings on the part of SPAC are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby, other than approval of the SPAC Shareholder Matters. This Agreement and the other Transaction Agreements to which SPAC is a party have been duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery hereof and thereof by the Company and the other parties thereto, constitute the legal and binding obligations of SPAC enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
5.4.   No Conflict; Required Filings and Consents.
(a)   Subject to the approval by the shareholders of the SPAC Shareholder Matters, neither the execution, delivery nor performance by SPAC of this Agreement or the other Transaction Agreements to which it is a party, nor the consummation of the Transactions, shall: (i) conflict with or violate SPAC Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 5.4(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair its rights or alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, acceleration or cancellation of, or result in the creation of a

Lien (other than any Permitted Lien) on any of the properties or assets of SPAC pursuant to, any Contracts, except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have, as applicable, a (i) material adverse effect on the ability of SPAC to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.
(b)   The execution and delivery by SPAC of this Agreement and the other Transaction Agreements to which it is a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the First Plan of Merger and associated documents and Second Plan of Merger and associated documents in accordance with the Companies Act; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which SPAC is qualified to do business; (iii) for the filing of any notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; (iv) for the consents, approvals, authorizations and permits described in Section 5.4(b) of the SPAC Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a (i) material adverse effect on the ability of SPAC to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.
5.5.   Compliance; Approvals.   Since its incorporation, SPAC has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. Since the date of its incorporation, no investigation or review by any Governmental Entity with respect to SPAC has been pending or, to the Knowledge of SPAC, threatened. No written or, to the Knowledge of SPAC, oral notice of non-compliance with any applicable Legal Requirements has been received by SPAC. SPAC is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected have a SPAC Material Adverse Effect. Each Approval held by SPAC is valid, binding and in full force and effect in all material respects. SPAC: (a) is not in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any material term, condition or provision of any such Approval; or (b) has not received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have, as applicable, a (i) material adverse effect on the ability of SPAC to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect.
5.6.   SPAC SEC Reports and Financial Statements.
(a)   Except as set forth in Section 5.6(a) of the SPAC Disclosure Letter, SPAC has timely filed all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and shall timely file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of New PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes-Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction, except as permitted by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not at the time they were filed, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Certifications are each true and correct in all material respects. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. Except as set forth in Section 5.6(a) of the SPAC Disclosure Letter, SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or the NYSE, so long as copies thereof are publicly available.
(b)   The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of the SPAC and in accordance with: (i) U.S. GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.
5.7.   Absence of Certain Changes or Events.   Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of the SPAC, there has not been: (a) any SPAC Material Adverse Effect; or (b) any action taken or agreed upon by SPAC that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.
5.8.   Litigation.   Except as would not, individually or in the aggregate, reasonably be expected to have, as applicable, a (i) material adverse effect on the ability of SPAC to enter into this Agreement and the Transaction Agreements to which it is or will be a party and to consummate the Transactions or (ii) a SPAC Material Adverse Effect, there is: (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of SPAC, threatened audit or examination by any Governmental Entity against SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit or examination; (c) no pending or threatened Legal Proceeding by SPAC against any third party; (d) no settlement or similar agreement that imposes any material ongoing obligation or restriction on SPAC; and (e) no Order imposed or, to the Knowledge of SPAC, threatened in writing to be imposed upon SPAC or any of its properties or assets, or any of the directors, managers or officers of SPAC with regard to their actions as such.

5.9.   Business Activities.
(a)   Since its incorporation, SPAC has not conducted any business activities other than activities: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the accomplishment of a business combination. Except as set forth in the SPAC Governing Documents, there is no Contract or Order binding upon SPAC or to which it is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).
(b)   Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a SPAC Business Combination.
5.10.   SPAC Material Contracts.
(a)   Section 5.10 of the SPAC Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which SPAC is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-1 (File No. 333-241831).
(b)   True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company or its Representatives. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a SPAC Material Adverse Effect, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of SPAC and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by SPAC to the extent a party thereto in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies, and (ii) neither SPAC or, to the Knowledge of SPAC, any other party thereto is in material breach of or material default (or would be in material breach, violation or default but for the existence of a cure period) under any such Contract.
5.11.   SPAC Listing.   The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HPX.U”. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HPX”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HPX WS”. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by the NYSE or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants or to terminate the listing of SPAC on the NYSE. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants under the Exchange Act.
5.12.   PIPE Investment Amount.
(a)   SPAC has delivered to the Company true, correct and complete copies of each Subscription Agreement entered into on or prior to the date hereof, pursuant to which the PIPE Investors have committed to provide the PIPE Investment.
(b)   Pursuant to, and on the terms and subject to the conditions set forth in the Subscription Agreements, the PIPE Investors have agreed to purchase New PubCo Class A Ordinary Shares for the PIPE Investment Amount. The PIPE Investment Amount, together with the amount in the Trust Account will be, prior to or at the Closing, in the aggregate sufficient to enable SPAC to pay all cash amounts required to be paid by SPAC pursuant to this Agreement prior to or at Closing. As of the date hereof, the Subscription Agreements are in full force and effect and have not been withdrawn or terminated, or otherwise amended or modified, in any respect, and no withdrawal, termination, amendment or modification is contemplated by SPAC. Each Subscription Agreement is a legal, valid and binding obligation of SPAC and, to SPAC’s Knowledge, each PIPE Investor, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Other than as expressly contemplated by or referred to in the Subscription Agreements, there are no other agreements, side letters or arrangements between SPAC and/or any PIPE Investor relating to any Subscription Agreement that could affect the obligation of the PIPE Investors to contribute to New PubCo the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements in accordance with the terms and conditions of the Subscription Agreement, and, as of the date hereof, SPAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to New PubCo, on the Closing Date. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of any Subscription Agreement and, as of the date hereof, SPAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. The Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Agreements) to the obligations of the PIPE Investors to contribute to New PubCo the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements on the terms therein.
5.13.   Trust Account.
(a)   As of date hereof, SPAC has at least $253,285,948 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of July 15, 2020, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental Trust”), for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement and the Subscription Agreements, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.
(b)   The Trust Agreement has not been amended or modified and, to the Knowledge of SPAC with respect to Continental Trust, is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental Trust. There are no separate Contracts, side letters or other written understandings: (i) between SPAC and Continental Trust that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their SPAC Shares pursuant to SPAC Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC Governing Documents. There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened in writing with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article IV and the compliance by the Company Parties with their respective obligations hereunder with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date.
5.14.   Taxes.
(a)   All income and other material Tax Returns required to be filed by or on behalf of SPAC have been duly and timely filed with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All material amounts of Taxes payable by SPAC (whether or not shown on any Tax Return) have been fully and timely paid, except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with U.S. GAAP.
(b)   No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to SPAC’s knowledge is there any) against SPAC which has not been paid or resolved.
(c)   No material Tax audit or other examination of SPAC by any Governmental Entity is presently in progress, nor has SPAC been notified in writing of any request or threat for such an audit or other examination.
(d)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of SPAC.
(e)   SPAC has no liability for a material amount of unpaid Taxes which has not been accrued for or reserved on SPAC’s financial statements, other than any liability for unpaid Taxes that has been incurred since the end of the most recent fiscal year in connection with the operation of the business of SPAC in the ordinary course of business.
(f)   SPAC (i) does not have any liability for the Taxes of another Person pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirements) or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (ii) is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes); and (iii) has not ever been a member of an affiliated, consolidated, combined or unitary group filing for U.S. federal, state, local or foreign income Tax purposes, other than a group the common parent of which was and is SPAC.
(g)   There are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of SPAC and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of SPAC.
(h)   SPAC will not be required to include any material item of income in, or exclude any material item or deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, as a result of: (i) an installment sale or open transaction disposition that occurred on or prior to the Closing Date other than in the ordinary course of business; (ii) any change in method of accounting on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Legal Requirements); (iii) any prepaid amount received or deferred revenue recognized on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheets included in the Financial Statements, or received in the ordinary course of business since the date of the most recent balance sheet included in the Financial Statements; (iv) any intercompany transaction described in Treasury Regulations under Section 1502 (or any corresponding or similar provision, state or foreign local Legal Requirements) or (v) any closing agreement pursuant to Section 7121 of the Code or any similar provision of state, local or foreign Legal Requirements.
(i)   No claim has been made in writing (nor to SPAC’s knowledge) by any Governmental Entity in a jurisdiction in which SPAC does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(j)   SPAC has not taken any action, and it is not aware of any fact or circumstance, that would reasonably be expected, to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.
5.15.   Information Supplied.   The information relating to SPAC to be supplied by or on behalf of SPAC for inclusion in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. The Registration Statement and the Proxy Statement will comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of it Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.
5.16.   Employees; Benefit Plans.   Other than any former officers or as described in the SPAC SEC Reports or Section 5.16 of the SPAC Disclosure Letter, SPAC has never had any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee. Except as set forth in Section 5.16 of the SPAC Disclosure Letter, SPAC does not currently maintain or have any direct liability under any employee benefit plan, and neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions will: (a) result in any material payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits. Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.
5.17.   Board Approval; Shareholder Vote.   The board of directors of SPAC (including any required committee or subgroup of the board of directors of SPAC) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements to which it is a party and the consummation of the Transactions; (b) determined that the consummation of the Transactions is in the best interest of the SPAC, (c) made the SPAC Recommendation, and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption. Other than the approval of the SPAC Shareholder Matters, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.
5.18.   Affiliate Transactions.   Except as described in the SPAC SEC Reports, no Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders or warrant holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.
5.19.   Brokers.   Except as set forth in Section 5.19 of the SPAC Disclosure Letter, SPAC does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.
5.20.   Disclaimer of Other Warranties.   SPAC HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY SHAREHOLDER, THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY

REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE COMPANY SHAREHOLDER, THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY SHAREHOLDER, THE COMPANY, NEW PUBCO OR MERGER SUB IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY SHAREHOLDER NOR THE COMPANY NOR ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB, NOR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO SPAC OR ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO SPAC OR ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY SHAREHOLDER OR THE COMPANY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN IN THE TRANSACTION AGREEMENTS. SPAC HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. SPAC ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, NEW PUBCO, MERGER SUB AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION TO PROCEED WITH THE TRANSACTIONS, SPAC HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SHAREHOLDER, THE COMPANY, NEW PUBCO AND MERGER SUB EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.20, CLAIMS AGAINST ANY GROUP COMPANY, NEW PUBCO, MERGER SUB OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.
ARTICLE VI
CONDUCT PRIOR TO THE CLOSING DATE
6.1.   Conduct of Business by the Company, the Company Subsidiaries, New PubCo and Merger Sub.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Second Effective Time, the Company, New PubCo and Merger Sub shall, and the Company shall cause each of the Company Subsidiaries to, other than as a result of or in connection with COVID-19, carry on its business in the ordinary course and in accordance with applicable Legal Requirements, except: (x) to the extent that SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); or (y) as expressly contemplated by this Agreement or any of the other Transaction Agreements; or (z) as expressly set forth in

Section 6.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, except (i) as expressly contemplated by this Agreement or any of the other Transaction Agreements, (ii) or as required by applicable Legal Requirements, (iii) as a result of or in connection with a COVID-19 Measure or, (iv) as expressly set forth in Section 6.1 of the Company Disclosure Letter, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Second Effective Time, the Company, New PubCo and Merger Sub shall not, and the Company shall cause the Company Subsidiaries not to, do any of the following:
(a)   except in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan or applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of more than $175,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards other than in the ordinary course of business or (vi) hire or terminate any employee whose annual base compensation is $150,000 (or its equivalent in another currency) or more, other than terminations for cause;
(b)   (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any Owned Intellectual Property that is material to any of the Group Companies, New PubCo or Merger Sub (or any of their respective businesses); or (ii) voluntarily extend, amend, waive, cancel or modify any material rights in or to any Owned Intellectual Property that is material to any of the Group Companies, New PubCo or Merger Sub (or any of their respective businesses), other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable);
(c)   except for transactions solely among the Company, the Company Subsidiaries, New PubCo and Merger Sub: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in any Group Company, New PubCo or Merger Sub; or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other Contracts for the purchase or acquisition of such shares or capital stock), as applicable, in any Group Company, New PubCo or Merger Sub (other than as expressly required by the Subscription Agreements);
(d)   amend its Governing Documents;
(e)   except in the ordinary course of business or except as set forth in Section 6.1(e) of the Company Disclosure Letter: (i) merge, consolidate or combine with a third party, other than with SPAC; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof, unless such transactions under (i) and (ii) individually or in the aggregate, would not require the presentation of any financial statements of a business acquired or to be acquired pursuant to Rule 3-05 of Regulation S-X and would not reasonably be expected to prevent or materially delay the consummation of the Transactions;
(f)   voluntarily dispose of or amend any Company Real Property Lease other than in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, New PubCo or Merger Sub, individually or in the aggregate;
(g)   other than with respect to the Company Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties, other than in the ordinary course of business or pursuant to Contracts existing on the date hereof;
(h)   (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies, New PubCo or Merger Sub and other than advances for business expenses and loans or advances to customers and suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness incurred after the date hereof in excess of $20,000,000 (or its equivalent in another currency) in the aggregate other than (w) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other Indebtedness existing as of the date of this Agreement, (x) guarantees of any Indebtedness of any Company Subsidiaries or guarantees by the Company Subsidiaries of the Indebtedness of the Company, New PubCo or Merger Sub, (y) Indebtedness that qualifies as Company Transaction Expenses or (z) Indebtedness incurred in connection with any transaction permitted under Section 6.1(e); (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies, New PubCo or Merger Sub in connection with any Indebtedness thereof (other than Permitted Liens); or (iv) cancel or forgive any Indebtedness owed to any of the Group Companies, New PubCo or Merger Sub other than ordinary course compromises of amounts owed to the Group Companies, New PubCo or Merger Sub by their respective customers;
(i)   compromise, settle or agree to settle any Legal Proceeding involving payments by any Group Company, New PubCo or Merger Sub of $100,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on a Group Company, New PubCo or Merger Sub (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto);
(j)   (i) except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies, New PubCo or Merger Sub, individually or in the aggregate: (A) modify, amend in a manner that is adverse to the applicable Group Company, New PubCo or Merger Sub or terminate any Company Material Contract; (B) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of this Agreement; or (C) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract (other than assignments by the applicable Group Company, New PubCo or Merger Sub to any other Group Company, New PubCo or Merger Sub); or (ii) modify or amend any material term under the Existing Credit Agreements or terminate the Existing Credit Agreements or any commitments thereunder;
(k)   except as required by IFRS (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;
(l)   (i) make, change or revoke any material Tax election (in each case other than actions in respect of such Tax elections that would be consistent with the past practice of the Company); (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement, (iii) file any amended material Tax

Return other than any such amendments that would be consistent with the past practice of the Company, (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of the Company, (v) settle or consent to any claim or assessment relating to any material amount of Taxes or (vi) surrender or allow to expire any right to claim a refund of material Taxes;
(m)   take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;
(n)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company, New PubCo or Merger Sub;
(o)   subject to Section 6.1(a), enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (including any direct or indirect controlling equityholder of the Company Shareholder, but other than the Group Companies, New PubCo or Merger Sub), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies, New PubCo or Merger Sub, (iii) Employee Benefit Plans and (iv) employment arrangements entered into in the ordinary course;
(p)   engage in any material new line of business (it being understood that this Section 6.1(p) shall not restrict the Group Companies from extending its business into new geographies);
(q)   (i) modify or amend any of the Subscription Agreements or enter into or amend any other agreement related to the PIPE Investment, or (ii) modify or amend the Company Shareholder Subscription Agreement or enter into, modify, amend or terminate any other agreement related to the Company Shareholder PIPE Investment;
(r)   amend or enter into any Contract set forth in Section 4.20(a) of the Company Disclosure Letter (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 4.22; or
(s)   agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through Section 6.1(r).
6.2.   Conduct of Business by SPAC.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Second Effective Time, SPAC shall carry on its business in the ordinary course, except: (a) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement (including as contemplated by the PIPE Investment, or in connection with an Extension in accordance with Section 7.26) or any of the other Transaction Agreements; or (c) as expressly set forth in Section 6.2 of the SPAC Disclosure Letter. Without limiting the generality of the foregoing, except (i) as expressly contemplated by this Agreement or any of the other Transaction Agreements, (ii) as set forth in Section 6.2 of the SPAC Disclosure Letter, or (iii) as required by applicable Legal Requirements, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Second Effective Time, SPAC shall not do any of the following:
(a)   declare, set aside or pay dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant) or split, combine or reclassify any share capital (or warrant), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant, or effect any like change in capitalization;
(b)   purchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC;

(c)   except as expressly required by the Subscription Agreements, grant, issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;
(d)   amend its Governing Documents or the terms of any of SPAC Warrants;
(e)   (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;
(f)   (i) incur any Indebtedness or guarantee any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness from its Affiliates and shareholders in order to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of SPAC in due course on a non-interest basis and otherwise on terms and conditions no less favorable than arm’s-length and repayable at Closing;
(g)   make any loan, advance or capital contribution to any other Person;
(h)   except as required by U.S. GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;
(i)   (i) make, change or revoke any material Tax election (in each case other than actions in respect of such Tax elections that would be consistent with the past practice of SPAC); (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement; (iii) file any amended material Tax Return other than any such amendments that would be consistent with the past practice of SPAC; (iv) consent to any extension or waiver of the statute of limitations regarding any material amount of Taxes or in respect of any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of SPAC; (v) settle or consent to any claim or assessment relating to any material amount of Taxes; or (vi) surrender or allow to expire any right to claim a refund of material taxes;
(j)   take, or fail to take, any action if such action, or failure to take such action, would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;
(k)   create any Liens on any material property or material assets of SPAC;
(l)   liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC;
(m)   commence, settle or compromise any Legal Proceeding material to SPAC or its properties or assets;
(n)   engage in any material new line of business;
(o)   (i) modify, amend or terminate the Trust Agreement or any Subscription Agreement or enter into, amend or terminate any other agreement related to the Trust Account or the PIPE Investment; or (ii) modify, amend or terminate any Non-Redemption Agreement or enter into, modify, amend or terminate any other agreement with any SPAC Shareholders;
(p)   amend or enter into any Contract set forth in Section 5.10 of the SPAC Disclosure Letter (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 5.18; or

(q)   agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(a) through Section 6.2(p).
6.3.   Requests for Consent.   Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by the Company for all purposes under Section 6.1 and (b) an e-mail from SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 6.3 of the Company Disclosure Letter specifically requesting consent under Section 6.2 shall constitute a valid request by SPAC for all purposes under Section 6.2.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1.   Proxy Statement/Registration Statement; Special Meeting; Shareholder Approval.
(a)   Proxy Statement/Registration Statement.
(i)   As promptly as practicable following the execution and delivery of this Agreement, the Company Shareholder shall cause New PubCo to, in accordance with this Section 7.1(a), prepare and file, and Company shall assist and cooperate with the preparation and filing of a registration statement with the SEC, including a proxy statement of New PubCo, on Form F-4 (as such filing is amended or supplemented, the “Proxy Statement” and together with such registration statement as such filings are amended or supplemented, the “Registration Statement”) for the purposes of (I) registering under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the New PubCo Class A Ordinary Shares to be issued in connection with the Transactions (including any New PubCo Class A Ordinary Shares to be issued in connection with SPAC Warrants) (together, the “Registration Shares”), (II) providing SPAC Shareholders with notice of the opportunity to redeem SPAC Class A Ordinary Shares (the “SPAC Shareholder Redemption”), and (III) soliciting proxies from holders of SPAC Class A Ordinary Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval and authorization of the First Plan of Merger and the Second Plan of Merger by way of special resolution pursuant to the Companies Act; (3) the issuance of New PubCo Ordinary Shares in connection with the Transactions in accordance with this Agreement; (4) the adoption of the New PubCo A&R Memorandum and Articles of Association by way of special resolution pursuant to the Companies Act; and (5) any other proposals the Parties deem necessary or desirable to consummate the Transactions (collectively, the “SPAC Shareholder Matters”). Without the prior written consent of the Company (each such consent not to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Shareholders at the Special Meeting. The Registration Statement will comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act. Subject to Section 11.10, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Registration Statement and other related fees.
(ii)   SPAC shall file the definitive Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of SPAC, as promptly as practicable following the effectiveness of the Registration Statement (such date, the “Proxy Clearance Date”).
(iii)   Prior to each filing with the SEC of the Registration Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement thereto, New PubCo will make available to the Company and SPAC a draft and will provide the Company and SPAC with a reasonable opportunity to comment on such draft and shall consider such comments in good faith. New PubCo shall not file any such documents with the SEC without the prior written consent of the Company and SPAC (such consent not to be unreasonably withheld, conditioned or delayed). New PubCo will advise the Company and SPAC, promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) the effectiveness of the Registration Statement; (C) the filing of any supplement or amendment to the Registration Statement; (D) the issuance of any stop order by the SEC; (E) any request by the SEC for amendment of the Registration Statement; (F) any comments from the SEC relating to the Registration Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement. New PubCo shall promptly respond to any SEC comments on the Registration Statement and shall use commercially reasonable efforts to have the Registration Statement cleared by the SEC under the Securities Act as promptly as practicable; provided that prior to responding to any requests or comments from the SEC, New PubCo will make available to the Company and SPAC drafts of any such response and provide the Company and SPAC with a reasonable opportunity to comment on such drafts.
(iv)   If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, New PubCo shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to the Company, its business or any of its Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform New PubCo and SPAC of such information, event or circumstance.
(v)   New PubCo or SPAC, as applicable, shall make all necessary filings with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder. The Company agrees to use commercially reasonable efforts to promptly provide New PubCo or SPAC, as applicable, with all information in its possession concerning the business, management, operations and financial condition of the Company and the Company Subsidiaries, in each case, reasonably requested by New PubCo or SPAC for inclusion in the Registration Statement. The Company shall cause the officers and employees of the Company and the Company Subsidiaries to be reasonably available to New PubCo, SPAC and their respective counsel, auditors and other advisors in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC.
(b)   SPAC shall, as promptly as practicable following the Proxy Clearance Date, establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting. SPAC shall convene and hold an extraordinary general meeting of the SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the approval of the SPAC Shareholder Matters, which meeting shall be held not more than twenty-five (25) Business Days after the date on which SPAC mails the Proxy Statement to its shareholders. SPAC shall use reasonable best efforts to obtain the approval of the SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the SPAC Shareholder Matters. Subject to the proviso in the immediately following sentence, SPAC shall include the SPAC Recommendation in the Proxy Statement. The board of directors of SPAC shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “Change in Recommendation”); provided, however, that the board of directors may make a Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a Change in Recommendation would reasonably be likely to constitute a breach by the board of directors of its fiduciary obligations to SPAC under applicable Legal Requirements. Should the board of directors determine that a Change in Recommendation is required, SPAC shall promptly deliver to the Company a written notice advising the Company Shareholder that the board of directors of SPAC proposes to take such action and specifying the reasons therefor, which notice shall include a description of the applicable event or circumstance giving rise to such proposed Change in Recommendation, and until 5:00 pm EST on the third Business Day following the date such notice was delivered, if requested by the Company Shareholder, SPAC will contemplate in good faith with the Company Parties adjustments to the terms of this Agreement so that the need to make such Change in Recommendation is obviated. Following such time referred to in the preceding sentence, the board of directors of SPAC may determine in good faith (after consultation with its counsel, and taking into account any modifications to this Agreement proposed by the Company Parties prior to such time) that the failure to make such Change in Recommendation would reasonably be likely to constitute a breach by such board of its fiduciary obligations to SPAC under applicable Legal Requirements. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Shareholder Matters shall not be affected by any Change in Recommendation, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its shareholders the matters contemplated by the Proxy Statement as contemplated by this Section 7.1(b), regardless of whether or not there shall have occurred any Change in Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that the board of directors of SPAC has determined in good faith is required by applicable Legal Requirements is disclosed to SPAC Shareholders and for such supplement or amendment to be promptly disseminated to SPAC Shareholders prior to the Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Class A Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (iii) to seek withdrawals of redemption requests from SPAC Shareholders if SPAC reasonably expects the SPAC Shareholder Redemption payments would cause the condition in Section 8.2(e) to not be satisfied at the Closing; or (iv) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.
7.2.   Certain Regulatory Matters.
(a)   (i) As promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement, the Parties shall each prepare and file any required notifications or filings under any applicable Antitrust Laws or other applicable Legal Requirements in connection with the Transactions, including pursuant to the NSIA. The Parties shall promptly and in good faith respond to all information requested of it by a Governmental Entity in connection with any such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary and will take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all material written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, each Party shall: (A) promptly inform the others of any material communication to or from a Governmental Entity regarding the Transactions; (B) permit each other to review in advance any material proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) promptly furnish each other with copies of all material correspondence, filings (subject to appropriate redaction, and only to the extent allowed under applicable Legal Requirements) and material written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.
(b)   Subject to Section 11.10, any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, including filing fees in connection with filings under applicable Antitrust Laws, shall be borne 50% by SPAC and 50% by the Company.
7.3.   Other Filings; Press Release.
(a)   As promptly as practicable after execution of this Agreement and as soon as required by applicable Legal Requirements, (i) SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company, and (ii) the Company Shareholder shall disclose to the market, as of the date of this Agreement, a material fact (fato relevante) in the form of Exhibit I to report the execution of this Agreement and providing the minimum information required by applicable Legal Requirements.
(b)   Promptly after the execution of this Agreement, SPAC and the Company shall also issue a joint press release announcing the execution of this Agreement.
(c)   SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to the Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved in advance in writing by the Company. New PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved in advance in writing by the Company. As promptly as practicable following the Special Meeting, SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, New PubCo shall file the Closing Form 6-K with the SEC. Prior to the Closing, SPAC and the Company shall prepare a joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, SPAC shall issue the Closing Press Release.
7.4.   Confidentiality; Communications Plan; Access to Information.
(a)   The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference to the extent not inconsistent with this Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated pursuant to its terms prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its agents or representatives prior to receipt from the Company, on the one hand, or SPAC, on the other hand, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality (including the Confidentiality Agreement); (iii) information acquired by a Party or their respective agents from a third party who was not bound to an obligation of confidentiality to the disclosing Party or an Affiliate thereof; (iv) information developed by such Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure consented to in writing by SPAC (in the case of disclosure by the Company Parties) or the Company (in the case of disclosure by SPAC).

(b)   SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement by SPAC, or SPAC, in the case of a public announcement by any Company Party (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case, other than, in the case of the Company Parties, routine disclosures to Governmental Entities made by any Company Party or its Affiliates in the ordinary course of business or any other communication by any Company Party or its Affiliates that is not widely disseminated, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such public announcement or public communication or dissemination and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; provided that such activities are permitted pursuant to the Transaction Agreements; (iii) in the case of the Company Parties internal announcements to employees or external communications to banks, customers or suppliers, in each case, as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.3 or this Section 7.4(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) announcements and communications to other third parties to the extent necessary to seek, obtain or give consents, approvals, waivers or notices required as a result of the Transactions.
(c)   The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of the Group Companies during the period prior to the Closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Group Companies, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Group Companies. SPAC will afford the Company and its financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books, records and personnel of SPAC during the period prior to the Closing to obtain all information concerning the business, including properties, results of operations and personnel of SPAC, as the Company may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of any attorney-client or other privilege or, (ii) violate any Contract to which such Party or any of its Affiliates is a party or bound, provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i) and (ii).
7.5.   Commercially Reasonable Efforts.   Upon the terms and subject to the conditions set forth in this Agreement, and without limitation to any other covenant or agreement in this Agreement or any other Transaction Agreement, each of the Company Shareholder, the Company, New PubCo, Merger Sub and SPAC agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in

Article VIII, to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and filings required pursuant to Antitrust Laws and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, including any consents referred to on Section 4.6(b) of the Company Disclosure Letter; (d) the termination of each agreement set forth on Section 7.5(c) of the Company Disclosure Letter; (e) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed; and (f) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental Trust substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require SPAC or any Company Party to agree to any divestiture by itself or any of its Affiliates of shares or shares of capital stock or of any business, assets or property, the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, or the incurrence of any liability or expense.
7.6.   No SPAC Securities Transactions.   None of the Company Shareholder, the Company or any of its Subsidiaries will, directly or indirectly, engage in any transactions involving the securities of SPAC prior to the time of the making of a public announcement regarding all of the material terms of the business and operations of the Company and the Transactions. Each of the Company Shareholder and the Company shall direct each of its officers and directors to comply with the foregoing requirement.
7.7.   No Claim Against Trust Account.   For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company Parties hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided, that: (a) nothing herein shall serve to limit or prohibit any Company Party’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption), or for Intentional Fraud in the making of the representations and warranties in Article V; and (b) nothing herein shall serve to limit or prohibit any claims that any Company Party may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.
7.8.   Disclosure of Certain Matters.   Each of SPAC, New PubCo, Merger Sub, the Company Shareholder and the Company will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; (ii) would require any amendment or supplement to the Registration Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions.
7.9.   Securities Listings.   From the date hereof through the Closing, SPAC shall use commercially reasonable efforts to ensure SPAC remains listed as a public company on, and for shares of SPAC Class A Ordinary Shares to be listed on, NYSE. New PubCo, the Company and SPAC shall cooperate to, and each shall use commercially reasonable efforts to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on the NYSE (or other public stock market or exchange in the United States as may be agreed by the Company and SPAC) at Closing.
7.10.   No Solicitation.
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, the Company Shareholder and the Company shall not, and shall cause the Company’s Subsidiaries not to, and shall direct their respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than SPAC and its Representatives) concerning any merger, consolidation, sale of a substantial portion of the ownership interests and/or assets, recapitalization or similar transaction of, by or involving the Company, New PubCo or Merger Sub (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company Shareholder and the Company shall, and shall cause the Company’s Subsidiaries to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.
(b)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing, SPAC shall not, and shall cause the SPAC Sponsor not to, and shall direct its Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company Parties and their respective Representatives) concerning any merger, consolidation, purchase of ownership interests or assets, recapitalization or similar business combination transaction of, by or involving SPAC (each, a “SPAC Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC shall, and shall cause its Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.
(c)   Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall keep the other Parties reasonably informed of any material developments with respect to such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.
7.11.   Trust Account.   Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental Trust (which notice SPAC shall provide to Continental Trust in accordance with the terms of the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental Trust pursuant to the Trust Agreement to be so delivered, including providing Continental Trust with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental Trust to, and Continental Trust shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their SPAC Class A Ordinary Shares redeemed for cash in accordance with the provisions of SPAC Governing Documents; (B) for income tax or other tax obligations of SPAC prior to the Closing; (C) to the underwriters of the initial public offering or any other person (including BofA Securities, Inc.) in accordance with the provisions of the HPX IPO Underwriting Agreement with respect to any deferred underwriting compensation; (D) all Transaction Expenses to be paid pursuant to the terms of this Agreement (subject to any adjustments described in Section 3.10(a) and Section 3.10(b)); and (E) as repayment of loans from, and reimbursement of, expenses to directors, officers and shareholders of SPAC or any other Indebtedness of SPAC, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
7.12.   Director and Officer Matters.
(a)   New PubCo, Merger Sub and the Company.
(i)   New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of any New PubCo, Merger Sub or the Company (each, together with such person’s heirs, executors or administrators (a “Company D&O Indemnified Party”)), as provided in their respective Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, New PubCo shall, and shall cause the Company to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of their respective Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause the Company to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.
(ii)   Prior to the Closing, New PubCo shall, or shall cause the Company to, purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Closing, covering each such Person that prior to the Closing is or was a director or officer of New PubCo, Merger Sub or the Company on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time. The Company D&O Tail shall be maintained for the six-year period following the Closing. New PubCo shall maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(a)(ii).
(iii)   The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of New PubCo, or Merger Sub or the Company, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and the Company under this Section 7.12(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 7.12(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(a).
(iv)   If New PubCo or, after the Closing, the Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or the Company, as applicable, assume the obligations set forth in this Section 7.12(a).
(b)   SPAC.
(i)   New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in the SPAC Governing Documents, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, New PubCo shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of SPAC Governing Documents as in effect immediately prior to the Closing Date, and New PubCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.
(ii)   Prior to the Closing, the SPAC shall purchase and pay a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person prior to the Closing that is or was a director or officer of SPAC on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. New PubCo shall maintain the SPAC D&O Tail in full force and effect for its full term and shall honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(b)(ii).
(iii)   The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of SPAC, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and SPAC under this Section 7.12(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.12(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(b).
(iv)   If New PubCo or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo assume the obligations set forth in this Section 7.12(b).
7.13.   Tax Matters.
(a)   The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment. The Parties (i) shall not take any action that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment and (ii) shall not take any inconsistent position, including on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, for Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. This Agreement is intended to constitute and is hereby adopted by the Parties as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder with respect to the First Merger.
(b)   New PubCo, SPAC and the Company shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of the New PubCo, SPAC or any Group Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(c)   New PubCo will use commercially reasonable efforts to provide the SPAC Shareholders information that is reasonably required to make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to SPAC for the U.S. federal income taxable year that includes the Closing Date (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)); provided that New PubCo’s obligation shall be limited to information furnished by or provided by the SPAC or SPAC Sponsor and any books and records of the SPAC acquired or held by New PubCo. In no event will (i) New PubCo be liable for a SPAC Shareholders’ inability to make a valid election under Section 1295 of the Code or a valid election to mark to market within the meaning of Section 1296 of the Code, in each case with respect to any period of time prior to the Closing Date or (ii) New PubCo be required to keep its books and records (or any other separate set of books and records) in accordance with United States federal income tax principles.
(d)   All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the Transactions (collectively, “Transfer Taxes”) shall be borne and paid by New PubCo. Unless otherwise required by applicable Law, New PubCo shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company and Merger Sub and SPAC and New PubCo shall reasonably cooperate with respect thereto as necessary). The Company and SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.
7.14.   Subscription Agreements and Company Shareholder Subscription Agreement.   SPAC and New PubCo shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements of, the Subscription Agreements or the Company Shareholder Subscription Agreements without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). SPAC and New PubCo shall each use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements or the Company Shareholder Subscription Agreement on the terms and conditions described therein, including maintaining in effect the Subscription Agreements or the Company Shareholder Subscription Agreement and using its commercially reasonable efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to SPAC or New PubCo, as applicable, in the Subscription Agreements or the Company Shareholder Subscription Agreement and otherwise comply with its obligations thereunder; (ii) in the event that all conditions in the Subscription Agreements or the Company Shareholder Subscription Agreement (other than conditions that SPAC or New PubCo, as applicable, or any of their respective Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate transactions contemplated by the Subscription Agreements or the Company Shareholder Subscription Agreement at or prior to the Closing; and (iii) enforce its rights under the Subscription Agreements or the Company Shareholder Subscription Agreement in the event that all conditions in the Subscription Agreements or the Company Shareholder Subscription Agreement (other than conditions that SPAC or New PubCo, as applicable, or any of their respective Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors or the Company Shareholder to contribute to New PubCo the applicable portion of the PIPE Investment Amount or the Company Shareholder PIPE Investment Amount set forth in the Subscription Agreements or the Company Shareholder Subscription Agreement in accordance with the terms and conditions of the Subscription Agreement or the Company Shareholder Subscription Agreement at or prior to the Closing pursuant to the terms set forth therein (if all conditions set forth in the applicable Subscription Agreement or the Company Shareholder Subscription Agreement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and other than conditions that SPAC or New PubCo, as applicable, or any of their respective Affiliates control the satisfaction of)). Without limiting the generality of the foregoing, SPAC or New PubCo, as applicable, shall give the Company, prompt (and, in any event within three (3) Business Days) written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by the Company Shareholder or any party to any Subscription Agreement known to SPAC or New PubCo, as applicable; (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement or the Company Shareholder Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or the Company Shareholder Subscription Agreement or any provisions of any Subscription Agreement or the Company Shareholder Subscription Agreement; and (C) if SPAC or New PubCo, as applicable, does not expect to receive all or any portion of the PIPE Investment Amount or the Company Shareholder PIPE Investment Amount on the terms, in the manner or from the PIPE Investors contemplated by the Subscription Agreements or the Company Shareholder Subscription Agreement.

7.15.   Qualification as a Foreign Private Issuer.   SPAC, New PubCo and the Company shall, at all times during the period from the date hereof until the Second Effective Time: (a) take all requisite action such that, as of the Second Effective Time, New PubCo shall qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Securities Exchange; and (b) not take any action that would cause New PubCo to not qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Securities Exchange.
7.16.   Qualification as an Emerging Growth Company.   SPAC shall, at all times during the period from the date hereof until the Closing: (a) take all actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.
7.17.   New PubCo Board.
(a)   SPAC and New PubCo shall take all necessary action to cause the New PubCo Board as of immediately following the Closing to consist of seven (7) directors.
(b)   Subject to the terms of the New PubCo A&R Memorandum and Articles of Association, the Company Shareholder, SPAC and New PubCo shall take all necessary actions to cause the composition of the New PubCo Board to be comprised of (a) five (5) individuals to be designated by the Company Shareholder; (b) one (1) individual to be designated by SPAC Sponsor; provided, that such director so designated shall qualify as “independent” under Rule 10A-3 of the Exchange Act; and (c) one (1) individual to be designated by Opportunity.
(c)   Any subsequent New PubCo Board shall be composed in accordance with and subject to the terms and conditions of the New PubCo A&R Memorandum and Articles of Association.
7.18.   New PubCo Equity Plan.
(a)   SPAC, New PubCo and the Company shall cooperate to establish an equity incentive plan (the “New PubCo Equity Plan”), pursuant to the terms set forth in the term sheet, attached hereto as Annex A (the “New PubCo Equity Plan Term Sheet”), for service providers of New PubCo and its subsidiaries, to be approved by New PubCo, the Company and SPAC and effective as of (and contingent on) the Closing. The proposed form of the New PubCo Equity Plan shall be prepared and delivered by New PubCo and the Company to SPAC in accordance with terms and conditions of the New PubCo Equity Plan Term Sheet, and shall be mutually agreed (in good faith) by SPAC, New PubCo and the Company prior to the Closing Date. New PubCo shall obtain the approval of the New PubCo Equity Plan from the New PubCo Board and the shareholder of New PubCo prior to the Closing.
(b)   Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 7.18 are included for the sole benefit of SPAC, New PubCo and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, New PubCo, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement before, on or following the Closing or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.
7.19.   Financial Statements; Other Financial Information.
(a)   (i) As promptly as practicable after the date of this Agreement, the Company shall deliver to SPAC, for inclusion in the Proxy Statement and Registration Statement the PCAOB Financial Statements and the consent of the independent auditors to use such PCAOB Financial Statements in the Proxy Statement and Registration Statement, and (ii) from time to time, as promptly as practicable, the Company shall deliver to SPAC, to the extent required for inclusion in the Proxy Statement and the

Registration Statement, any other audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows of any of the Group Companies, in each case in compliance with the standards of the PCAOB, and in compliance in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to the registrant at such time.
(b)   From the date hereof until the Proxy Clearance Date, the Company will furnish to SPAC (i) unaudited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each quarterly period completed after the date hereof no later than 45 days following the end of each such quarterly period, which interim financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement and prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and for the absence of footnotes), and reviewed in accordance with PCAOB Accounting Standard 4105, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended, and (ii) audited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each fiscal year completed after the date hereof no later than 60 days following the end of each such fiscal year, together with their respective auditor’s reports thereon and consent to use such financial statements and reports, which financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement, prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except as described in the notes thereto), and audited in accordance with applicable PCAOB auditing standards, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended.
(c)   The Company, SPAC, New PubCo and Merger Sub shall each use their respective commercially reasonable efforts to assist the other in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in the Registration Statement and any other filings to be made by SPAC or New PubCo with the SEC in connection with the Transactions.
7.20.   Company and SPAC Transaction Expenses.
(a)   The Company shall use commercially reasonable efforts to keep the aggregate amount of Company Transactions Expenses below the Company Expenses Cap. The Company agrees to notify SPAC as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by any of the Group Companies, New PubCo or Merger Sub that would reasonably be expected to result in the Company incurring Company Transaction Expenses materially in excess of the Company Expenses Cap, and shall use commercially reasonable efforts to keep SPAC reasonably informed of such events.
(b)   SPAC shall use commercially reasonable efforts to keep the aggregate amount of SPAC Transactions Expenses below the SPAC Expenses Cap. SPAC agrees to notify the Company as promptly as practicable after it obtains actual knowledge of any expenditure or commitment incurred by SPAC that would reasonably be expected to result in SPAC incurring SPAC Transaction Expenses materially in excess of the SPAC Expenses Cap, and shall use commercially reasonable efforts to keep the Company reasonably informed of such events.
(c)   The foregoing provisions of this Section 7.20 shall not be deemed to modify, limit or otherwise affect the provisions of Section 3.10(a) or Section 3.10(b) or any other provision of this Agreement.
7.21.   Company Shareholder Approval.   As soon as practicable after the Registration Statement becomes effective, and prior to the First Effective Time, each of the Company, Merger Sub and New PubCo agrees to solicit one or more written consent(s) from the Company Shareholder to give the Company

Shareholder Approval, and, upon receipt of such written consents, evidencing the Company Shareholder Approval, deliver such written consent(s) to SPAC.
7.22.   Transaction Litigation.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreement or any other matters relating thereto (collectively, “Transaction Litigation”) commenced against, in the case of SPAC, it, its Affiliates or their respective Representatives (in their capacity as Representatives) or, in the case of the Company, it, its Affiliates or any of their respective Representatives (in their capacity as Representatives). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other Party set forth in the immediately preceding sentence, SPAC or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against SPAC or its Affiliates or any of their respective Representatives, and the Company or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or its Affiliates or any of their respective Representatives; provided, however, that prior to the Closing in no event shall either Party, its Affiliates, or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).
7.23.   Cost Sharing Agreement.   As promptly as reasonably practicable following the date hereof, the Company Shareholder, the Company and certain of its Subsidiaries, shall enter into a Cost Sharing Agreement substantially in form as attached hereto in final draft form as Exhibit J (the “Cost Sharing Agreement”), which shall be effective as of the Closing.
7.24.   Amendments to Cost Sharing Agreement.   For so long as the Company Shareholder and its Affiliates (including for purposes of this Section 7.24, any direct or indirect controlling equityholder of the Company Shareholder, but excluding the Company and New PubCo) collectively own or control 30% or more of the total combined voting power of all classes of voting stock in New PubCo, New PubCo shall not, and shall cause its Subsidiaries not to, (i) materially amend, waive any material rights under or terminate (other than as a result of expiration, non-renewal or material breach) that certain Cost Sharing Agreement, or (ii) effectuate any transactions subject to New PubCo’s policies or procedures relating to transactions with related persons, without the prior approval of the New PubCo’s audit committee.
7.25.   Notice to Minority Shareholders.   As promptly as reasonably practicable following the date hereof, the Company shall provide a written notice to the Ambipar Response Minority Shareholders informing them that this Agreement contemplates, among other things, the Pre-Closing Exchange to occur prior to the First Effective Time in accordance with the Contribution Agreement and this Agreement, and shall deliver to SPAC an executed copy of such notice.
7.26.   Additional Extension.   If the SPAC Business Combination has not been consummated by the Initial Extension Date, SPAC shall (a) use its reasonable best efforts to cause the board of directors of SPAC as promptly as practicable following the date of this Agreement to approve an extension of the deadline by which SPAC must complete its SPAC Business Combination in accordance with the SPAC Governing Documents (the “Additional Extension”) and resolve to recommend that the SPAC Shareholders approve such Additional Extension (the “Additional Extension Recommendation”), and not change or modify or propose to change or modify the Additional Extension Recommendation, (b) prepare a proxy statement of SPAC (as amended, the “Additional Extension Proxy Statement”) for the purpose of soliciting proxies from SPAC Shareholders for such Additional Extension, including the Additional Extension Recommendation, (c) file the Additional Extension Proxy Statement with the SEC as is necessary to submit the Additional Extension of the SPAC Shareholders before the Initial Extension Date and (d) disseminate the Additional Extension Proxy Statement to the SPAC Shareholders. The SPAC or SPAC Sponsor shall be responsible for funding any Extension Expenses.

7.27.   Related Party Transactions Policy.   As promptly as reasonably practicable following the date hereof, SPAC, New PubCo, Opportunity and the Company Shareholder shall work together to prepare a policy with respect to related party transactions (to be defined in such policy), which policy shall be adopted by New PubCo and shall become effective as of the Closing Date. Such policy shall provide, among other things, that (i) any such related party transaction shall be subject to the approval of New PubCo’s audit committee, and (ii) any such related party transaction in excess of the greater of $5,000,000 (or its equivalent in another currency) and 3% of the New PubCo’s net revenues in last four fiscal quarters shall also be subject to the unanimous approval of all non-interested members of the New PubCo Board for as long as Opportunity is entitled to appoint a member to the New PubCo Board.
ARTICLE VIII
CONDITIONS TO THE TRANSACTION
8.1.   Conditions to Obligations of Each Party’s Obligations.   The respective obligations of each Party to this Agreement to effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of the following conditions, any of which may be waived, in writing, exclusively by both SPAC and the Company:
(a)   At the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval shall have been obtained.
(b)   The Company Shareholder Approval shall have been obtained.
(c)   SPAC shall have at least $5,000,001 of net tangible assets following the exercise by the holders of SPAC Class A Ordinary Shares issued in SPAC’s initial public offering of securities and outstanding immediately before the First Effective Time of their right to redeem their SPAC Class A Ordinary Shares held by them into a pro rata share of the Trust Account in accordance with SPAC Governing Documents, and after giving effect to the receipt of the net amount of proceeds actually contributed by the PIPE Investors in accordance with the terms and conditions of the Subscription Agreement upon consummation of the PIPE Investment.
(d)   The Parties will have received or have been deemed to have received all other necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Section 8.1(d) of the Company Disclosure Letter in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period thereunder shall have expired or been terminated).
(e)   No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect.
(f)   The New PubCo Class A Ordinary Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on the NYSE (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.
(g)   The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.
(h)   The Contribution Agreement, duly executed by each of the Company Shareholder and Merger Sub, shall have been delivered to SPAC.
(i)   Company, certain of the Company’s Subsidiaries and the Company Shareholder shall have entered into the Cost Sharing Agreement.
(j)   The consent of each holder of a fixed or floating security interest of the SPAC, New PubCo and Merger Sub, if any, shall have been obtained or the requirement to obtain such consent has been discharged by the Grand Court of the Cayman Islands in accordance with the Companies Act.

(k)   The U.K. Secretary of State approving the Pre-Closing Exchange and the Second Merger pursuant to section 13(2) of the NSIA, and, to the extent required, giving a validation notice pursuant Chapter 4 of the NSIA in relation to any acquisition by the Company prior to the date hereof of Ambipar Holdings (UK) Limited.
8.2.   Additional Conditions to Obligations of the Company.   The obligations of the Company, New PubCo and Merger Sub to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
(a)   (i) The Fundamental Representations of SPAC shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality,” “SPAC Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); and (ii) all other representations and warranties set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a SPAC Material Adverse Effect.
(b)   SPAC shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Effective Time in all material respects.
(c)   No SPAC Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.
(d)   SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and dated as of the First Effective Time, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).
(e)   SPAC Cash shall equal or exceed the Minimum Cash Amount.
(f)   SPAC shall have made appropriate arrangements to have the Trust Account, less amounts paid and to be paid pursuant to Section 7.11, available to SPAC for the payments to be made by SPAC under this Agreement at Closing.
8.3.   Additional Conditions to the Obligations of SPAC.   The obligations of the SPAC to consummate and effect the Mergers and the other Transactions shall be subject to the satisfaction at or prior to the First Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by SPAC:
(a)   (i) The Fundamental Representations of the Company, the Company Shareholder, New PubCo and Merger Sub shall be true and correct in all but de minimis respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.4(a) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality”, “Company Material Adverse Effect” or any similar limitation contained therein), other than deviations that are properly reflected on the Closing Payment Schedule to be delivered prior to the Closing pursuant to Section 3.6, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) and (iii) all other representations and warranties of the Company, New PubCo and Merger Sub set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (iii), where any failures of such representations and warranties of the Company, New PubCo and Merger Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.
(b)   The Company, New PubCo and Merger Sub shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the First Effective Time in all material respects.
(c)   No Company Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.
(d)   The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and dated as of the First Effective Time, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).
8.4.   Notice to SPAC Shareholders Delivering Written Objection.   If any SPAC Shareholder gives to SPAC, before the SPAC Shareholder Approval is obtained at the Special Meeting, written objection to either of the Mergers (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Companies Act:
(a)   SPAC shall, following the SPAC Shareholder Approval, in accordance with Section 238(4) of the Companies Act, promptly give written notice of the authorization of the Mergers (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection; and
(b)   unless SPAC and the Company or Merger Sub elect by agreement in writing to waive this Section 8.4(b), no Party shall commence the Closing, and neither the First Plan of Merger nor the Second Plan of Merger shall be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Companies Act, as referred to in Section 239(1) of the Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in this Section 8.4.
ARTICLE IX
TERMINATION
9.1.   Termination.   This Agreement may be terminated at any time prior to the Closing:
(a)   by mutual written agreement of SPAC and the Company or Merger Sub at any time;
(b)   by either SPAC or the Company if the Closing shall not have occurred by July 20, 2022 (such date, as it may be extended in accordance with this clause (b), the “Outside Date”) (provided that the Outside Date shall be automatically extended for an additional period ending on the last date for SPAC to consummate its SPAC Business Combination pursuant to the Extension or any Additional Extension that may be sought and obtained by the SPAC pursuant to Section 7.26, provided, further, that notwithstanding any such Additional Extension, such Outside Date shall not be later than January 31, 2023 without the prior written consent of the Company); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(c)   by either SPAC or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Mergers, which Order or other action is final and nonappealable;

(d)   by the Company or Merger Sub, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC, or if any representation or warranty of SPAC shall have become untrue, in either case, such that the conditions set forth in Article VIII would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SPAC is curable by SPAC prior to the Closing, then the Company must first provide written notice of such breach to SPAC and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; provided, further, that SPAC continues to exercise commercially reasonable efforts to cure such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC is cured during such 30 day period);
(e)   by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company, New PubCo or Merger Sub or if any representation or warranty of the Company, New PubCo or Merger Sub shall have become untrue, in either case such that the conditions set forth in Article VIII, would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company, New PubCo or Merger Sub, as applicable, prior to the Closing, then SPAC must first provide written notice of such breach to the Company and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company, New PubCo or Merger Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company, New PubCo or Merger Sub is cured during such 30 day period); and
(f)   by either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval is not obtained.
9.2.   Notice of Termination; Effect of Termination.
(a)   Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.
(b)   In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) Section 7.4, Section 7.7, this Section 9.2, Article XI (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for its own Willful Breach of this Agreement or its own Intentional Fraud.
ARTICLE X
NO SURVIVAL
10.1.   No Survival.   None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to its own Intentional Fraud.
ARTICLE XI
GENERAL PROVISIONS
11.1.   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one

(1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
if to SPAC, to:
c/o SPAC
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com if to the Company, New PubCo, Merger Sub or the Company Shareholder, to:
c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

if to the Company Shareholder, to:
c/o Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1088,
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2.   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project: Manhattan” online virtual data room hosted by Datasite at least one (1) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean United States dollars (unless otherwise expressly stated). References to “ordinary course of business” (or similar references) shall mean the ordinary course of business consistent with past practice (including as to amounts, terms and conditions, as applicable), but taking into account the circumstances, including restrictions imposed by Legal Requirements and health and safety (concerning exposure to Hazardous Substances) considerations relating to COVID-19 and any relevant COVID-19 Measures. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.
11.3.   Counterparts; Electronic Delivery.   This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
11.4.   Entire Agreement; Third Party Beneficiaries.   This Agreement, including the Exhibits, Annexes and Schedules hereto, the other Transaction Agreements and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights of Persons pursuant to the provisions of Section 7.12, this Section 11.4, Section 11.14, Section 11.15 and Section 11.16 (which will be for the benefit of the Persons set forth therein and herein), are not intended to confer upon any other Person other than the Parties any rights or remedies. Notwithstanding anything to the contrary contained herein, the past, present and future directors, officers, employees, incorporators, members, partners, shareholders, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce this Section 11.4.
11.5.   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
11.6.   Other Remedies; Specific Performance.   Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.
11.7.   Governing Law.   This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.
11.8.   Consent to Jurisdiction; Waiver of Jury Trial.
(a)   Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware or, to the extent that the such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts
(b)   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.
11.9.   Rules of Construction.   Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.
11.10.   Expenses.   Except as set forth in Section 3.10, Section 7.1(a)(i) and Section 7.2(b), each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Closing shall occur, New PubCo shall pay or cause to be paid, in accordance with Section 3.10(a) and Section 3.10(b), the SPAC Transaction Expenses and the Company Transaction Expenses.
11.11.   Assignment.   No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
11.12.   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
11.13.   Extension; Waiver.   At any time prior to the Closing, SPAC (on behalf of itself), on the one hand, and the Company (on behalf of itself, New PubCo and Merger Sub, and the Company Shareholder may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14.   No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties under this Agreement, including any arising in any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.
11.15.   SPAC Legal Representation.   Each Party hereby agrees for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Skadden, Arps, Slate, Meagher & Flom LLP (or any of its successors) may represent the SPAC Sponsor or any of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each of Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Skadden, Arps, Slate, Meagher & Flom LLP provides legal services to SPAC Sponsor or its Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between SPAC or SPAC Sponsor or any of their respective Affiliates and their respective counsel, including Skadden, Arps, Slate, Meagher & Flom LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the Company, the Company Shareholder, Merger Sub or New PubCo notwithstanding the Mergers, and instead survive, remain with and are controlled by the SPAC Sponsor (the “SPAC Sponsor Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the SPAC Sponsor Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any of the SPAC Sponsor after the Closing, and each of them agrees not to assert that any privilege has been waived as to the SPAC Sponsor Privileged Communications.
11.16.   Company Legal Representation.   Each Party hereby agrees for itself and on behalf of its Waiving Parties, that Simpson Thacher & Bartlett LLP (or any of its successors) may represent any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Simpson Thacher & Bartlett LLP provides legal services to Company Shareholder or its Affiliates after the Closing Date. Each of Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between a Company Party or any of its respective Affiliates and respective counsel, including Simpson Thacher & Bartlett LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the SPAC or the SPAC Sponsor notwithstanding the Mergers, and instead survive, remain with and are controlled by the Company Parties (the “Company Party Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the

Company Party Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any Company Party after the Closing, and each of them agrees not to assert that any privilege has been waived as to the Company Party Privileged Communications.
11.17.   Disclosure Letters and Exhibits.   The Company Disclosure Letter and the SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company, New PubCo or Merger Sub, on the one hand, or SPAC, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and the SPAC Disclosure Letter is or may be included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or the SPAC Disclosure Letter is or is not material for purposes of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.
AMBIPAR EMERGENCY RESPONSE
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Director
AMBIPAR MERGER SUB
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Director
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By:
/s/ Luciana Freira Barca Nascimento

Name: Luciana Freira Barca Nascimento Title:   Officer
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Officer
EMERGÊNCIA PARTICIPAÇÕES S.A.
By:
/s/ Luciana Freira Barca Nascimento

Name: Luciana Freira Barca Nascimento Title:   Officer
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Officer
[Signature Page to Business Combination Agreement]

HPX CORP.
By:
/s/ Carlos Piani

Name: Carlos Piani
Title:   Director
[Signature Page to Business Combination Agreement]

Exhibit A
CONTRIBUTION AGREEMENT
THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of July 5, 2022 by and among (i) Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Pacaembu, No. 1,088, room 9, Pacaembu, CEP 01234-000, and enrolled with CNPJ under No. 12.648.266/0001-24 (“Company Shareholder”), and (ii) Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands, with its registered office at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands (“Merger Sub”). Company Shareholder and Merger Sub are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.
WHEREAS, Company Shareholder is the sole legal and beneficial owner of (i) all of the outstanding shares of common stock (the “Company Shares”) of Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”), representing all of the Company’s outstanding capital stock as of the date hereof, and (ii) all of the outstanding ordinary shares of Merger Sub (the “Existing Merger Sub Shares”), representing all of Merger Sub’s outstanding share capital as of the date hereof;
WHEREAS, on the date hereof, Company Shareholder, Merger Sub, Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands, the Company and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement);
WHEREAS, the execution and delivery of this Agreement by the Parties is a condition to the obligations of SPAC to consummate the transactions contemplated by the Business Combination Agreement pursuant to the terms thereof;
WHEREAS, in consideration for the benefits to be received directly or indirectly by the Parties in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to SPAC agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Parties agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
OBLIGATIONS
Section 1.1   Contribution and Issuance.
(a)   Company Shareholder shall, prior to the First Effective Time (and in any event at or prior to the times required under the Business Combination Agreement), contribute, assign, transfer, convey and deliver to Merger Sub all of Company Shareholder’s right, title and interest in and to the Company Shares, free and clear of any Liens, and in exchange therefor, Merger Sub shall issue to Company Shareholder a number of new ordinary shares of Merger Sub (“New Merger Sub Shares”) determined based on an exchange ratio of 1:1 (i.e. one New Merger Sub Share for each Company Share) (the “Contribution and Issuance”). At completion of the Contribution and Issuance in accordance with the terms hereof, Merger Sub shall deliver to Company Shareholder a copy of the register of members of Merger Sub showing Company Shareholder as the registered holder of such New Merger Sub Shares.
(b)   Company Shareholder and Merger Sub hereby agree to execute and deliver, or cause to be executed and delivered, all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be required by applicable Legal Requirements in connection with, or otherwise in furtherance of, the Contribution and Issuance, including (i) the execution of the instrument of transfer of Company Shareholder’s right, title and interest to Merger Sub at the Company’s Share Transfer Book (Livro de Transferência de Ações); and (ii) the performance of the applicable foreign exchange transactions required for the Contribution and Issuance and payment of the IOF/FX tax due. Without limiting the foregoing, at completion of the Contribution and Issuance in accordance with the terms hereof, Company Shareholder shall deliver, or cause the Company to deliver, to Merger Sub, with a copy to SPAC, a copy of the local corporate documents of the Company showing Merger Sub as the sole registered holder of the Company Shares, including (i) the annotation of the transfer of Company Shareholder’s right, title and interest in and to the Company Shares in the Company’s Share Registry Book (Livro de Registro de Ações Nominativas), and the Company’s Share Transfer Books (Livro de Transferência de Ações); and (ii) the report of the Company’s registries at the RDE-IED (Brazilian Central Bank registration for foreign investments), updated upon the consummation of the Contribution and Issuance to reflect Merger Sub as the new sole registered holder of the Company Shares.
(c)   Upon the Contribution and Issuance, Company Shareholder shall cease to have any rights with respect to the Company Shares, except the right to receive, hold and have title to the New Merger Sub Shares as provided herein. All New Merger Sub Shares to be issued by Merger Sub in exchange for the Company Shares pursuant to this Agreement shall be free and clear of any Liens and shall be deemed to have been issued fully paid-up and in full satisfaction of all rights pertaining to the Company Shares.
(d)   For the avoidance of doubt, in the event of any equity dividend or distribution in respect of, or any share split, reverse share split, share consolidation, recapitalization, combination, conversion, exchange or the like transaction or event, affecting the Company Shares (excluding, however, the Contribution and Issuance), the term “Company Shares” shall be deemed to refer to and include the Company Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Company Shares may be changed, converted or exchanged or which are otherwise received pursuant to such transaction or event.
Section 1.2   Further Assurances.   During the term of this Agreement, each of Company Shareholder and Merger Sub agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any of Company Shareholder’s and Merger Sub’s ability to perform its obligations under this Agreement, except as expressly contemplated by this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY SHAREHOLDER
Section 2.1   Company Shareholder hereby represents and warrants to Merger Sub and SPAC that:
(a)   Authorization.   Company Shareholder has full power and authority to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Merger Sub, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   No Conflict.   Neither the execution and delivery of this Agreement by Company Shareholder nor the performance of Company Shareholder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Company Shareholder, (ii) results in any breach of any provision of Company Shareholder’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Company Shareholder is a party or by which any of its assets are bound (in each case, with or without notice, lapse of time or both), or (iv) results in the creation or imposition of any Lien on or affecting the Company Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement.
(c)   No Consents.   No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by Company Shareholder or the consummation by Company Shareholder of the Contribution and Issuance pursuant to this Agreement.
(d)   Litigation; Orders.   There is no Legal Proceeding pending or, to Company Shareholder’s actual knowledge, following reasonable inquiry, threatened against or involving Company Shareholder or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement. There is no Order or, to Company Shareholder’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Company Shareholder or any of its Affiliates, that would reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement.
(e)   Ownership and Voting.   Company Shareholder is the sole beneficial and record owner of, and holds good, valid and marketable title to, the Company Shares, free and clear of any Liens, other than as created by this Agreement or the Business Combination Agreement or arising under the Governing Documents of the Company. The Company Shares constitute all of the outstanding capital stock of the Company and all of Company Shareholder’s equity interests in the Company. Company Shareholder does not own, beneficially or of record, or have any right to acquire any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries. Company Shareholder acknowledges that its agreement to contribute all of the equity securities of the Company held by it is a material inducement to Merger Sub’s willingness to issue to Company Shareholder the New Merger Sub Shares. As such, if after the execution of this Agreement it is discovered that Company Shareholder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected herein (an “Undisclosed Interest”), Company Shareholder hereby agrees to contribute, assign, transfer, convey and deliver to Merger Sub all of Company Shareholder’s right, title and interest in and to such Undisclosed Interest. Company Shareholder does not have any Contract to sell, transfer, grant participations in or otherwise dispose any of the Company Shares to any Person, other than this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party. Company Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Company Shares and, except for this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party, Company Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require Company Shareholder to Transfer any of the Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or delivery of consents in respect of any of the Company Shares.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MERGER SUB
Section 3.1   Merger Sub hereby represents and warrants to Company Shareholder:
(a)   Authorization.   Merger Sub has full power and authority to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Company Shareholder, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   No Conflict.   Neither the execution and delivery of this Agreement by Merger Sub nor the performance of Merger Sub’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Merger Sub, (ii) results in any breach of any provision of Merger Sub’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Merger Sub is a party or by which any of its assets are bound, or (iv) results in the creation or imposition of any Lien on or affecting any Existing Merger Sub Shares or New Merger

Sub Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement.
(c)   No Consents.   No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by Merger Sub or the consummation by Merger Sub of the Contribution and Issuance pursuant to this Agreement.
(d)   Litigation; Orders.   There is no Legal Proceeding pending or, to Merger Sub’s actual knowledge, following reasonable inquiry, threatened against or involving Merger Sub or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement. There is no Order or to Merger Sub’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Merger Sub or any of its Affiliates that would reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement.
ARTICLE IV
MISCELLANEOUS
Section 4.1   Notices.   All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses of the Parties indicated in Section 11.1 of the Business Combination Agreement, which may be amended at any time by each Party upon written notice to the other Party.
Section 4.2   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit or Schedule, if any, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.
Section 4.3   Assignment.   No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Party.
Section 4.4   Binding Nature.   This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

Section 4.5   Enforcement Instrument and Specific Performance.   All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The aggrieved Party is entitled to resort to any action or judicial or extrajudicial proceeding to have this Agreement observed and all obligations assumed herein fulfilled, and such Party may file suit against the defaulting Party, seeking specific performance of obligations and/or indemnification for losses. This Agreement constitutes an extrajudicial enforcement instrument, pursuant to article 784, III, of the Brazilian Code of Civil Procedure.
Section 4.6   Digital Signatures.   The Parties represent and agree that this Agreement may be signed using DocuSign® provided by DocuSign, Inc. (“Digital Signature System”). The Parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits, and of the Digital Signature System, even if without the digital certificate issued by the Brazilian Public Keys Infrastructure (Infraestrutura de Chaves Públicas Brasileira — ICP-Brazil). Regardless of any delay by any of the Parties to provide its digital signatures in this Agreement, the Parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this Agreement.
Section 4.7   Termination.   This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve Company Shareholder or Merger Sub from any obligation accruing, or liability resulting, from its own Willful Breach of this Agreement occurring prior to such termination or reversion.
Section 4.8   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
ARTICLE V
GOVERNING LAW AND JURISDICTION
Section 5.1   Governing Law.   This Agreement, the rights and obligations of the Parties hereunder shall be governed by, enforced and interpreted, in accordance with the laws of the Federative Republic of Brazil.
Section 5.2   Disputes.   The Parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.
Section 5.3   Jurisdiction.   Without prejudice to Section 11.8 of the Business Combination Agreement, which remains valid and in force, any and all dispute arising out of or in connection with this Agreement, including, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the Parties shall be finally settled in the courts of the city of São Paulo, State of São Paulo, Brazil.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first above written.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By:

Name: Luciana Freira Barca Nascimento Title:   Officer
By:

Name: Thiago da Costa Silva
Title:   Officer
AMBIPAR MERGER SUB
By:

Name: Thiago da Costa Silva
Title:   Director
Witnesses

Name:
ID:

Name:
ID:
[Signature Page to Contribution Agreement]

Exhibit B
July 5, 2022
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Ambipar Emergency Response
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Re: Sponsor Letter Agreement
Ladies and Gentlemen:
Reference is made herein to that certain Business Combination Agreement, dated as of the date hereof, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”) and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.
This letter (this “Sponsor Letter Agreement”) is being delivered to you in accordance with the Business Combination Agreement and hereby amends and restates in its entirety that certain letter, dated July 15, 2020, from HPX Capital Partners LLC, a Delaware limited liability company (“Sponsor”) and the other individuals who are signatories thereto (the “Prior Letter Agreement”).
The Sponsor is, as of the date hereof, the record and beneficial owner of 6,245,000 SPAC Class B Ordinary Shares (the “Sponsor Founder Shares”) and each of Marcos Peigo, Wolney Edirley Gonçalves Betiol and Salete Pinheiro is, as of the date hereof, the record and beneficial owner of 20,000 SPAC Class B Ordinary Shares, (each of Mr. Peigo, Mr. Betiol and Mr. Pinheiro, an “Insider,” and collectively, the “Insiders,” and the SPAC Class B Ordinary Shares owned by them, the “Insider Founder Shares”, and together with the Sponsor Founder Shares, the “Founder Shares”). The Sponsor is, as of the date hereof, the record and beneficial owner of 7,060,000 warrants (the “Private Placement Warrants”), each such warrant giving the right to the Sponsor to purchase one SPAC Class A Ordinary Share. The terms “Founder Shares” and “Private Placement Warrants” shall be deemed to refer to and include (i) the New PubCo Class A Ordinary Shares into which such shares are converted and the warrants to purchase New PubCo Class A Ordinary Shares into which the existing Private Placement Warrants are converted in each case, as a result of the consummation of the transactions contemplated by the Business Combination Agreement and the Founder Recapitalization (as defined below) or any Transaction Agreement and (ii) in the event of any equity dividend or distribution, or any change in the equity interests of SPAC or, after the conversion referred to in the preceding clause (i), New PubCo by reason of any equity dividend or distribution, equity split, reverse share-split, consolidation of shares, recapitalization, combination, conversion, surrender, exchange of equity interests or the like, such equity dividends and distributions and any securities into which or for which any or all of the Founder Shares or Private Placement Warrants, respectively, may be changed or exchanged or which are received or surrendered in such transaction.
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor, the Insiders, New PubCo, the Company and SPAC agree as follows:

1.   Redemption and Voting.
(a)   The Sponsor and the Insiders each hereby irrevocably and unconditionally agrees that if SPAC seeks shareholder approval of (i) the transactions contemplated by the Business Combination Agreement or any Transaction Agreements or (ii) any Extension, including, in each case, any amendments to the SPAC Governing Documents, it, he or she shall not redeem any Founder Shares owned by it, him or her in connection with any such shareholder approval.
(b)   Prior to the earlier of (x) the date on which this Sponsor Letter Agreement is terminated in accordance with its terms and (y) the Closing (the “Voting Period”), at each meeting of the SPAC Shareholders (whether annual or special and whether or not an adjourned or postponed meeting, however called), and in each written consent or resolution of any of the SPAC Shareholders in which Sponsor and the Insiders are entitled to vote or consent, the Sponsor and the Insiders each hereby unconditionally and irrevocably agrees to be present for such meeting (or otherwise cause its, his or her Founder Shares to be counted as present thereat for the purpose of establishing a quorum) and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares and all other equity interests of SPAC over which it, he or she has voting power (i) in favor of, and to approve and adopt, the Business Combination Agreement, the Transaction Agreements, the Transactions and all SPAC Shareholder Matters, (ii) in favor of and to approve and adopt, all other matters contemplated to be adopted or approved by the SPAC Shareholders as set forth in the Business Combination Agreement or any of the Transaction Agreements or in connection with the Transactions, including any Extension, and (iii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of SPAC to consummate any of the Transactions or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement or any of the Transactions or (B) any other action, proposal, transaction or agreement involving SPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect any of the Transactions or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of the SPAC in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to SPAC’s or the Company Parties’ obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
(c)   During the Voting Period, the Sponsor and the Insiders each agrees not to deposit, and to cause its Affiliates not to deposit, any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by New PubCo, the Company and SPAC in connection with the Business Combination Agreement, the Transaction Agreements or the Transactions.
(d)   During the Voting Period, the Sponsor and the Insiders each agrees, except as contemplated by the Business Combination Agreement or any Transaction Agreement in connection with and in furtherance of the Transactions (including, for the avoidance of doubt, the matters described in clauses (i) and (ii) of Section 1(b) above), not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of SPAC. For the avoidance of doubt, recommending that the SPAC Shareholders vote in favor of the Business Combination Agreement, the Transaction Agreements and the transactions contemplated thereby shall not be considered a “solicitation of proxies or consents” addressed in the preceding sentence of this clause.
(e)   During the Voting Period, the Sponsor and the Insiders each agrees to provide to SPAC, the Company, New PubCo, Merger Sub and their respective Representatives any information regarding Sponsor, the Insiders or the Founder Shares that is reasonably requested by SPAC, the Company, New PubCo, Merger Sub or any of their respective Representatives pursuant to the Business Combination Agreement or any Transaction Agreement. To the extent required by applicable Legal Requirements, the Sponsor and the Insiders each authorizes the Company, New PubCo, Merger Sub and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NYSE or the Registration Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), Sponsor’s or any Insider’s identity and ownership of Founder Shares and the nature of Sponsor’s and the Insider’s commitments and agreements under this Sponsor Letter Agreement, the Business Combination Agreement and any other Transaction Agreements; provided that such disclosure is made in compliance with the provisions of the Business Combination Agreement.
(f)   The obligations of Sponsor and Insiders specified in this Section 1 shall apply whether or not any of the Transactions is recommended by the board of directors of SPAC, and whether or not any previous such recommendation has been withdrawn, modified, qualified or otherwise changed by the board of directors of SPAC.
2.   Founder Recapitalization.
(a)   Sponsor and Insiders hereby each agrees that, immediately prior to the consummation of the First Merger (but subject to the prior satisfaction or waiver of all of the conditions to the consummation of the Transactions set forth in the Business Combination Agreement),
(i)   the Sponsor shall contribute, transfer, assign, convey and deliver to SPAC, and SPAC shall acquire and accept from Sponsor, all of Sponsor’s right, title, and interest in, to and under all of Sponsor’s (x) Sponsor Founder Shares and (y) Private Placement Warrants, and in exchange therefore, SPAC shall issue to Sponsor (A) an aggregate number of SPAC Class A Ordinary Shares equal to 1,860,000 shares of SPAC Class A Ordinary Shares minus any XP Additional Shares (as defined in the Shareholder Non-Redemption Agreement, dated the date hereof, by and among New PubCo, SPAC and XP Allocation Asset Management Ltda. (the “XP Non-Redemption Agreement”) (such shares, including the New PubCo Class A Ordinary Shares issued in exchange therefor at the Closing, the “Sponsor Shares”) and (B) an aggregate number of Private Placement Warrants equal to 812,500 Private Placement Warrants minus any XP Additional Warrants (as defined in the XP Non-Redemption Agreement), free and clear of all Liens as provided below, and
(ii)   each Insider shall contribute, transfer, assign, convey and deliver to SPAC, and SPAC shall acquire and accept from such Insider, all of such Insider’s right, title, and interest in, to and under all of such Insider’s Insider Founder Shares, and in exchange therefore, SPAC shall issue to such Insider an equal number of SPAC Class A Ordinary Shares, each free and clear of all Liens as provided below (collectively, the “Founder Recapitalization”).
(b)   No certificates will be issued in connection with the Founder Recapitalization, and SPAC will update (or procure that its agent updates) its register of members and books and records (as necessary) to reflect, in each case, the exchange and issuance of shares and securities in connection with the Founder Recapitalization (including, amongst other things, the applicable number of shares of each class to be registered in the name of the Sponsor and each Insider as a result of the Founder Recapitalization). Following the Founder Recapitalization, none of the Sponsor and the Insiders shall hold any SPAC Class B Ordinary Shares and, except for the Private Placement Warrants, none of the Sponsor and the Insiders shall have any right to purchase or otherwise acquire any SPAC Class B Ordinary Shares or any other securities of SPAC.
(c)   The Founder Recapitalization shall be applicable only in connection with the Transactions and this Sponsor Letter Agreement, and the Founder Recapitalization shall be void and of no force and effect in the event this Sponsor Letter Agreement is terminated in accordance with its terms prior to the Closing.
3.   Tax Matters.
(a)   The parties hereto intend that the Founder Recapitalization will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”).
(b)   For the taxable year of New PubCo that includes the Closing (the “Closing Tax Year”), and, following the written request of Sponsor, for any taxable year following the Closing Tax Year in which the Sponsor continues to hold an equity interest in New PubCo (each, a “Subsequent Tax Year”), New

PubCo shall determine if it is a passive foreign investment company as defined in Section 1297 of the Code (a “PFIC”). In the event New PubCo determines it is a PFIC for the Closing Tax Year or any Subsequent Tax Year, New PubCo shall reasonably cooperate with the Sponsor to make available to the SPAC Shareholders any information requested by the Sponsor in connection with New PubCo’s PFIC status (including a PFIC Annual Information Statement as defined in Section 1.1295-1(g) of the Treasury Regulations) and any such information requested by the Sponsor in order for SPAC Shareholders to make any elections in respect such shareholders’ New PubCo Class A Ordinary Shares in connection with New PubCo’s PFIC status (such cooperation by New PubCo, “PFIC Cooperation”). Any cost, fee, expense or liability attributable to or incurred in connection with (i) determining if New PubCo is a PFIC, or (ii) any PFIC Cooperation provided to the Sponsor (including, for the avoidance of doubt, any external or internal costs incurred in connection with the preparation of, or the maintenance of, books and records of New PubCo for U.S. federal income tax purposes that may be required in order to provide such information or other PFIC Cooperation) (the “PFIC Costs”) shall be borne entirely by the Sponsor and to the extent any such PFIC Costs are borne by New PubCo, the Sponsor shall promptly reimburse New PubCo in full for the entire amount of such PFIC Costs.
4.   Transfer Restrictions.
(a)   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC, New PubCo and the Company, during the Voting Period, the Sponsor and the Insiders each agrees that it, he or she shall not Transfer (as defined below) any Founder Shares or Private Placement Warrants. “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(b)   Notwithstanding the provisions set forth in paragraph (a), Transfers of the Founder Shares or Private Placement Warrants are permitted: (i) in the case of an individual, (A) by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization, (B) by virtue of laws of descent and distribution upon death of the individual, (C) pursuant to a qualified domestic relations order, (D) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust or (ii) in the case of an entity, to an Affiliate of such Person; provided, that, in the case of clauses (i) and (ii), these permitted transferees must enter into a written agreement with SPAC, the Company and New PubCo agreeing to be bound by the transfer restrictions in this Agreement.
5.   Waiver of Anti-Dilution Rights.   Contingent upon and effective as of the Closing, pursuant to Section 17.4 of the Amended and Restated Memorandum and Articles of Association of SPAC (the “SPAC Articles”), the Sponsor and the Insiders, in their capacity as holders of one hundred percent (100%) of the Founder Shares, each hereby irrevocably and unconditionally waives and covenants and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the SPAC Articles), including those rights that would otherwise apply pursuant to Section 17.3 of the SPAC Articles as a result of the issuance of any New PubCo Ordinary Shares in connection with any of the Transactions (including the Mergers, the PIPE Investment and the Company Shareholder PIPE Investment) such that the New PubCo Ordinary Shares issued pursuant to any of the Transactions are excluded from the determination of the number of New PubCo Class A Ordinary Shares issuable upon conversion of the Founder Shares pursuant to Section 17.3 of the SPAC Articles.
6.   Entire Agreement; Amendments and Waivers.   This Sponsor Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and the other signatories to the Prior Letter Agreement, the Prior Letter Agreement. This Sponsor Letter

Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed (i) prior to Closing, among the SPAC, Sponsor, New PubCo and the Company, it being acknowledged and agreed that the Company’s and New PubCo’s execution of such an instrument will not be required after any termination of the Business Combination Agreement in accordance with its terms prior to the Closing, or (ii) after the Closing, between Sponsor and New PubCo.
7.   Successors and Assigns.   No party hereto may, except as set forth herein, assign either this Sponsor Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any right, interest or obligation to the purported assignee. This Sponsor Letter Agreement shall be binding on, and inure to the benefit of, each of the parties hereto and their respective successors and permitted assigns.
8.   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter Agreement shall be in writing and shall be sent or given (i) if sent or given to any party hereto other than the Sponsor or any Insider, to such party in accordance with the terms of Section 11.1 of the Business Combination Agreement or (ii) if given to Sponsor or any Insider, to Sponsor or such Insider, as the case may be, to the address or e-mail set forth on such Person’s signature page hereto and shall, in each case, be deemed delivered in accordance with the terms of Section 11.1 of the Business Combination Agreement.
9.   Termination.   This Sponsor Letter Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Sponsor Letter Agreement shall be of no force and effect from and after such termination and, immediately upon such termination, the Prior Letter Agreement shall automatically (without further action by the Sponsor, the Insiders or SPAC) be reinstated and will be in full force and effect as among the Sponsor, the Insiders and SPAC. No termination or reversion of this Sponsor Letter Agreement shall relieve any party hereto from any obligation accruing, or liability resulting from a Willful Breach of this Sponsor Letter Agreement by such party occurring prior to such termination or reversion.
10.   Representations and Warranties.   Each of the parties hereto represents and warrants that (a) it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Letter Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Sponsor Letter Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (c) this Sponsor Letter Agreement has been duly and validly executed and delivered by each of the parties hereto and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
11.   Further Assurances.   Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
12.   Miscellaneous.   Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction) and 11.14 (No Recourse) of the Business Combination Agreement shall apply mutatis mutandis to this Sponsor Letter Agreement.
[Signature pages follow]

Sincerely,
HPX CAPITAL PARTNERS LLC
By:

Name: Carlos Piani
Title:   Authorized Signatory
Attn:
Carlos Piani

Email:
cpiani@hpxcorp.com

Address:
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

MARCOS PEIGO
Email:
mpeigo@lemniventures.com

Address:
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

WOLNEY EDIRLEY GONÇALVES BETIOL
Email:
wolney@synapsevc.com

Address:
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

SALETE PINHEIRO
Email:
salete.garcia.pinheiro@gmail.com

Address:
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:
HPX CORP.
By:

Name: Carlos Piani
Title:   Director
[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:
EMERGÊNCIA PARTICIPAÇÕES S.A.
By:

Name: Luciana Freira Barca Nascimento
Title:   Officer
By:

Name: Thiago da Costa Silva
Title:   Officer
[Signature Page to Sponsor Letter Agreement]

AMBIPAR EMERGENCY RESPONSE
By:

Name: Thiago da Costa Silva
Title:   Officer
[Signature Page to Sponsor Letter Agreement]

Exhibit C
SHAREHOLDER NON-REDEMPTION AGREEMENT
THIS SHAREHOLDER NON-REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of July 5, 2022, between (i) HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), (ii) Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), and (iii) the person named on the signature page hereto (the “Existing Shareholder”). Each of HPX, New PubCo and the Existing Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”. For purposes of this agreement, an “HPX Share” means a Class A ordinary share of HPX, par value $0.0001 per share. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, this Agreement is being entered into in connection with the Business Combination Agreement entered into as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among New PubCo, HPX, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and other parties named therein, on the terms and subject to the conditions set forth therein;
WHEREAS, the Existing Shareholder is the record and beneficial owner of the number of HPX Shares set forth on the signature page hereto (together with any other shares, capital stock or any other equity interests, as applicable, of HPX that the Existing Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject HPX Equity Securities”);
WHEREAS, in consideration of the Existing Shareholder’s commitment to, among other things, not redeem the Subject HPX Equity Securities, and subject to the conditions set forth herein, New PubCo agrees to issue to the Existing Shareholder (i) [•] warrants (the “Warrants”) to purchase Class A ordinary shares of New PubCo, par value $0.0001 per share; and (ii) [•] Class A ordinary shares of New PubCo (“New PubCo Class A Ordinary Shares”), in each case, on or promptly after the Closing Date;
WHEREAS, also solely in consideration of the Existing Shareholder’s commitment, among other things, not to redeem the Subject HPX Equity Securities, and subject to the terms and conditions set forth therein, HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor” ), is providing the Existing Shareholder with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of this Agreement; and
WHEREAS, the Existing Shareholder acknowledges and agrees that HPX and the other parties to the Business Combination Agreement would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Existing Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1.   Agreements of Existing Shareholder.
(a)   Agreement to Vote.   The Existing Shareholder hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of HPX, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject HPX Equity Securities (i) in favor of the SPAC Shareholder Matters and any Extension, and (ii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of HPX to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction and the

transactions contemplated thereby, or (B) any other action, proposal, transaction or agreement involving HPX that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of HPX in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to HPX’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
(b)   No Redemption.   The Existing Shareholder hereby agrees that it shall not redeem, tender or submit a request to HPX’s transfer agent or otherwise exercise any right to redeem, any Subject HPX Equity Securities (including in connection with any Extension).
(c)   Transfer of Shares.   The Existing Shareholder hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject HPX Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any of the Subject HPX Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject HPX Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject HPX Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject HPX Equity Securities even if such Subject HPX Equity Securities would be disposed of by a Person other than the Existing Shareholder, or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.
2.   Agreements of New PubCo.
(a)   In consideration of the Existing Shareholder’s performance of its obligations described herein and upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2(b) of this Agreement, effective as of and conditioned on the consummation of the Transactions, New PubCo shall issue the Warrants and the New PubCo Class A Ordinary Shares to the Existing Shareholder, on or promptly following the Closing Date.
(b)   The obligations of New PubCo pursuant to Section 2 of this Agreement shall be subject to the satisfaction, or valid waiver by New PubCo, of the following conditions:
(i)   the Existing Shareholder shall have fully complied with, performed and satisfied its obligations set out in Section 1 hereof, and shall have performed, satisfied and complied in all material respects with all other covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date;
(ii)   the Closing shall have occurred; and
(iii)   all representations and warranties of the Existing Shareholder contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date.
3.   HPX Representations and Warranties.   HPX hereby represents and warrants to the Existing Shareholder and New PubCo as follows:
(a)   HPX is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.

(b)   HPX has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or similar) action on the part of HPX. HPX’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by HPX and constitutes a valid, legal and binding agreement of HPX (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and New PubCo), enforceable against HPX in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by HPX of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which HPX is a party or by which HPX is bound, and will not violate any provisions of HPX’s charter documents, including, without limitation, its incorporation papers.
4.   New PubCo Representations and Warranties.   New PubCo hereby represents and warrants to HPX and the Existing Shareholder as follows:
(a)   New PubCo is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.
(b)   New PubCo has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary company (or similar) action on the part of New PubCo. New PubCo’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by New PubCo and constitutes a valid, legal and binding agreement of New PubCo (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and HPX), enforceable against New PubCo in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Schedule 4.6(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by New PubCo does not, and the performance by New PubCo of its obligations hereunder, including the issuance of the Warrants and the New PubCo Class A Ordinary Shares, will not, (i) conflict with or result in a violation of the organizational documents of New PubCo or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by New PubCo of its obligations under this Agreement.
5.   Existing Shareholder Representations and Warranties.   The Existing Shareholder hereby represents and warrants to HPX and New PubCo as follows:
(a)   If the Existing Shareholder is not an individual, the Existing Shareholder is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Legal Requirements of its jurisdiction of formation or organization (as applicable).

(b)   The Existing Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Existing Shareholder. The Existing Shareholder’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by the Existing Shareholder and constitutes a valid, legal and binding agreement of the Existing Shareholder (assuming that this Agreement is duly authorized, executed and delivered by HPX and New PubCo), enforceable against the Existing Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by the Existing Shareholder of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Existing Shareholder is a party or by which the Existing Shareholder is bound, and, if the Existing Shareholder is a legal entity, will not violate any provisions of the Existing Shareholder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.
(d)   The Existing Shareholder has made its own assessment of the Transactions and the transactions contemplated by this Agreement and is satisfied concerning the relevant tax and other economic considerations relevant to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HPX, New PubCo or any of their respective affiliates or any of their respective control persons, officers, directors and employees), other than the statements of HPX and New PubCo contained in this Agreement, in connection with the Transactions and the transactions contemplated by this Agreement.
(e)   The Existing Shareholder acknowledges that it is aware that there are substantial risks incident to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder has sought such accounting, legal and tax advice as the Existing Shareholder has considered necessary to make an informed decision. The Existing Shareholder (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the transactions contemplated by this Agreement.
(f)   The Existing Shareholder is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. If the Existing Shareholder is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Existing Shareholder maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Existing Shareholder maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List.
6.   Further Assurances.   The Existing Shareholder agrees to execute and deliver such additional documents and take such additional actions as are reasonably practical and necessary in furtherance of the provisions of Section 1 hereof.
7.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; and (b) the termination of the Business

Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 7(b) shall not affect any liability on the part of any Party for an intentional breach of this Agreement or Intentional Fraud.
8.   Trust Account Waiver.   The Existing Shareholder acknowledges that HPX is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of HPX, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving HPX and one or more businesses or assets. The Existing Shareholder further acknowledges that, as described in HPX’s prospectus relating to its initial public offering dated July 15, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of HPX’s assets consist of the cash proceeds of HPX’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of HPX, its public shareholders and the underwriters of HPX’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to HPX to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Existing Shareholder hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided, however, that nothing in this Section 8 shall be deemed to limit the Existing Shareholder’s right, title, interest or claim to the Trust Account by virtue of the Existing Shareholder’s record or beneficial ownership of HPX Shares.
9.   Form W-9 or W-8.   The Existing Shareholder shall, on or prior to the Closing, execute and deliver to New PubCo a completed IRS Form W-9 or Form W-8, as applicable.
10.   Withholding.   Notwithstanding any other provision of this Agreement, New PubCo and HPX and any of their respective agents and representatives, as applicable, shall be entitled to deduct and withhold from the Warrants, the New PubCo Class A Ordinary Shares and any other amount payable pursuant to this Agreement any such taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Internal Revenue Code of 1986, as amended, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
11.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture. Notwithstanding anything to the contrary contained herein, the Company and the Sponsor, are intended third-party beneficiaries of and may enforce this Section 11 and Sections 1 and 12 of the Agreement.
12.   Incorporation by Reference.   Sections 10.1 (No Survival), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment), 11.13 (Extension; Waiver) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
13.   Public Disclosure.   Notwithstanding anything in this Agreement to the contrary, Existing Shareholder agrees that HPX shall have the right to publicly disclose the name of Existing Shareholder, its investment adviser or any of their respective affiliates, Existing Shareholder’s beneficial ownership of the Subject HPX Equity Securities, or the nature of Existing Shareholder’s commitments, arrangements and understandings under and relating to this Agreement in any press release issued by HPX, any Form 8-K filed by HPX with the SEC in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Existing Shareholder shall promptly provide any information reasonably requested by HPX for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Prior to making any such public disclosure, HPX shall use commercially reasonable efforts to (a) provide Existing Shareholder with three (3) Business Days to review the portion of any public filing, press release or other public disclosure that refers directly to Existing Shareholder’s commitment pursuant to this Agreement and (b) incorporate any reasonable comments received from Existing Shareholder or its representatives within such three (3) Business Day period as to such public disclosures referring directly to Existing Shareholder’s commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three (3) Business Day period may be reduced by HPX to a one (1) Business Day period).
[signature page follows]

IN WITNESS WHEREOF, the Existing Shareholder has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the Existing Shareholder:
By:
Name:
Title:
Number of HPX Shares held by the Existing Shareholder:
[Signature Page to Shareholder Non-Redemption Agreement]

IN WITNESS WHEREOF, HPX and New PubCo have caused this Agreement to be duly executed as of the day and year first above written.
HPX CORP.
By:

Name:
Title:
AMBIPAR EMERGENCY RESPONSE
By:

Name:
Title:
[Signature Page to Shareholder Non-Redemption Agreement]

Exhibit D
VOTING AND SUPPORT AGREEMENT
This Voting and Support Agreement (this “Agreement”), dated as of July 5, 2022, is entered into by and among Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Company Shareholder”), and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”). Company Shareholder and the SPAC are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, on the date hereof, Company Shareholder, Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”), Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands (“New Pubco”), Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”), and SPAC are entering into a Business Combination Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement), pursuant to which (and subject to the terms and conditions set forth therein), among other things, (i) prior to the First Effective Time, Company Shareholder will contribute to Merger Sub all of the outstanding shares of common stock of the Company in exchange for the issuance by Merger Sub to Company Shareholder of new ordinary shares of Merger Sub pursuant to the terms and conditions of the Contribution Agreement, (ii) at the First Effective Time, SPAC will merge with and into New Pubco, with New Pubco surviving such merger, and (iii) at the Second Effective Time, Merger Sub will merge with and into New Pubco, with New Pubco surviving such merger (the mergers in (ii) and (iii), collectively, the “Mergers”);
WHEREAS, as of the date hereof, Company Shareholder is the sole legal and beneficial owner of and is entitled to dispose of its equity interests in New Pubco, Merger Sub and the Company (collectively, the “Owned Shares”; the Owned Shares and any additional equity interests in New Pubco, Merger Sub or the Company (or any other securities convertible into or exercisable or exchangeable for equity interests in New Pubco, Merger Sub or the Company, as the case may be) in which Company Shareholder acquires legal or beneficial ownership after the date hereof, including by purchase, share dividend, share split, reverse share split, recapitalization, combination, reclassification, exchange or change of such equity interests, or upon exercise or conversion of any other securities, including as a result of the Contribution and Issuance (as defined in the Contribution Agreement), the “Covered Shares”); and
WHEREAS, as a condition and inducement to the willingness of SPAC to enter into the Business Combination Agreement, Company Shareholder is entering into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:
1.   Agreement to Vote.   Subject to the terms and conditions hereof, prior to the Termination Date (as defined below), Company Shareholder, solely in its capacity as the sole direct shareholder of each of New Pubco, Merger Sub and the Company, irrevocably and unconditionally agrees to (i) take, or cause to be taken, any and all action necessary or advisable for Company Shareholder to approve, in its capacity as the sole record and beneficial owner of the Covered Shares, the transactions contemplated by the Business Combination Agreement and (ii) validly execute and deliver to New Pubco, Merger Sub and the Company in respect of all of the relevant Covered Shares, on (or effective as of) no later than the fifth (5th) Business Day following the date that the Registration Statement becomes effective, one or more written consents that will be solicited by New Pubco, Merger Sub or the Company, as the case may be, from Company Shareholder pursuant to the Business Combination Agreement to obtain the Company Shareholder Approval. In addition, prior to the Termination Date, Company Shareholder, solely in its capacity as the sole direct shareholder of each of New Pubco, Merger Sub and the Company, irrevocably and unconditionally agrees that, at any other meeting of the shareholders of New Pubco, Merger Sub or the Company, as applicable (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), and in connection with any written consent of shareholders of New Pubco, Merger Sub or the Company, as applicable, Company Shareholder shall:
(a)   when such meeting is held, appear at such meeting or otherwise cause the relevant Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
(b)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or cause to be validly executed and returned such written consent with respect to), all of the relevant Covered Shares owned as of the record date for such meeting (or the date that such written consent is to be executed and returned) in favor of the Mergers and the adoption of the Business Combination Agreement and the other Transaction Agreements to which it is a party and any other matters necessary or reasonably requested by New Pubco, Merger Sub or the Company for consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement and the other Transaction Agreements; and
(c)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or cause to be validly executed and returned such written consent with respect to), all of the relevant Covered Shares against any Company Business Combination, any proposal relating to a Company Business Combination and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or any other Transaction Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Company Shareholder contained in this Agreement or result in any of the conditions to the Company’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
The obligations of Company Shareholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the respective boards of directors (if any) or other applicable governing body of New Pubco, Merger Sub or the Company, as the case may be, or any previous such recommendation has been withdrawn or changed by the relevant board of directors.
2.   Representations and Warranties of Company Shareholder.   Company Shareholder hereby represents and warrants to SPAC as follows:
(a)   Company Shareholder has full power and authority and has taken all action necessary in order to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by SPAC, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   Neither the execution and delivery of this Agreement by Company Shareholder nor the performance of Company Shareholder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Company Shareholder, (ii) results in any breach of any provision of Company Shareholder’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Company Shareholder is a party or by which any of its assets are bound (in each case, with or without notice, lapse of time or both), or (iv) results in the creation or imposition of any Lien on or affecting the Covered Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement.

(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Section 4.6(b) of the Business Combination Agreement, no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity is required to be obtained by Company Shareholder from, or to be given by Company Shareholder to, or be made by Company Shareholder with, any Governmental Entity in connection with the execution and delivery by Company Shareholder of this Agreement and the performance by Company Shareholder of its obligations hereunder.
(d)   There is no Legal Proceeding pending or, to Company Shareholder’s actual knowledge, following reasonable inquiry, threatened in writing against or involving Company Shareholder or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement. There is no Order or, to Company Shareholder’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Company Shareholder or any of its Affiliates that would reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement.
(e)   Company Shareholder is the sole record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the Covered Shares, has good, valid and marketable title to the Covered Shares, free and clear of any Liens, other than as created by this Agreement or the Business Combination Agreement or arising under the respective Governing Documents of New Pubco, Merger Sub or the Company, as the case may be. The relevant Covered Shares constitute all of the outstanding capital stock of each of New Pubco, Merger Sub and the Company and all of Company Shareholder’s equity interests in each such Person. Other than the Covered Shares, Company Shareholder does not own, beneficially or of record, or have any right to acquire, any other equity, equity-linked or similar securities of New Pubco, Merger Sub or the Company or any of their respective Subsidiaries. Company Shareholder does not have any Contract to sell, transfer, grant participations in or otherwise dispose any of the Covered Shares to any Person, other than the Business Combination Agreement, the Contribution Agreement and the other Transaction Agreements to which Company Shareholder is a party. Company Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Covered Shares and, except for this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party, Company Shareholder (i) is not party to or bound by any voting agreement, voting trust, proxy or other Contract with respect to the voting or delivery of consents in respect of any of the Covered Shares, (ii) has not granted a proxy or power of attorney with respect to any of the Covered Shares that is inconsistent with Company Shareholder’s obligations pursuant to this Agreement and (iii) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from performing and satisfying, its obligations pursuant to this Agreement.
3.   Transfer Restriction.   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC, from and after the date hereof until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Company Shareholder hereby agrees not to, directly or indirectly sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any option, warrant, purchase right or other Contract with respect to the Transfer of, any of the Covered Shares, take any actions in furtherance of any of the matters described in this Section 3; provided, however, that nothing herein shall prohibit a Transfer of all or any portion of the Covered Shares by Company Shareholder to any of its Affiliates (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted hereunder only if, as a precondition to such Permitted Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of Company Shareholder under, and be bound by all of the terms of, this Agreement in respect of the Covered Shares so Transferred to such transferee and which agreement will include representations and warranties of such transferee with respect to such transferee and his, her or its Covered Shares received upon such Transfer, that are substantively the same as the representations and warranties of Company Shareholder in Section 2; provided, further, that no Permitted Transfer shall relieve Company Shareholder of its obligations under this Agreement. A Transfer by Company Shareholder of any of the Covered Shares in violation of this Section 3 shall be null and void.
4.   Further Assurances.   From time to time, at SPAC’s request and without further consideration, Company Shareholder shall execute and deliver such additional documents and take all such further actions as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. Company Shareholder further agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Legal Requirements at any time with respect to the Mergers, the Pre-Closing Contribution, this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby and (ii) not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against SPAC or New Pubco or any of their respective Affiliates or any of the foregoing Persons’ respective successors and assigns (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Business Combination Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, execution, delivery or performance of, or consummation of the transactions contemplated by, this Agreement or the Business Combination Agreement.
5.   Disclosure.   Company Shareholder hereby authorizes New PubCo and SPAC to publish and disclose in any announcement or disclosure required by the SEC its identity and ownership of the Covered Shares and the nature of its obligations under this Agreement and any other Transaction Agreement; provided, that prior to any such publication or disclosure New PubCo or SPAC have provided Company Shareholder with an opportunity to review and comment upon such announcement or disclosure, which comments New PubCo and SPAC will consider in good faith; provided, further, that the foregoing proviso shall not apply to any such publication or disclosure the content of which concerning the foregoing does not substantially differ from any prior such publication or disclosure.
6.   No Inconsistent Agreements or Actions.   Company Shareholder hereby covenants and agrees that it shall not, at any time prior to the Termination Date, (a) enter into any voting agreement or voting trust with respect to any of the Covered Shares that is inconsistent with its obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of the Covered Shares that is inconsistent with its obligations pursuant to this Agreement, or (c) enter into any Contract or take any action that would make any of its representations or warranties in this Agreement untrue or incorrect, that would cause any of its covenants or agreements in this Agreement to be breached, or that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
7.   Termination.   This Agreement shall terminate upon the earliest of (a) the Second Effective Time, (b) the termination of the Business Combination Agreement in accordance with its terms, and (c) the time this Agreement is terminated upon the mutual written agreement of both of the Parties (the earliest such date under clauses (a), (b) and (c) being referred to herein as the “Termination Date”); provided that the termination of this Agreement shall not relieve any Party from liability arising in respect of such Party’s Willful Breach of this Agreement prior to such termination; provided, further, that the provisions set forth in this Section 7 and in Sections 8 through 15 shall survive the termination of this Agreement.
8.   Amendment and Modification.   This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by both of the Parties.
9.   Waiver.   No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of any Party hereunder are cumulative and are not exclusive of any rights or remedies which such Party would otherwise have hereunder. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.
10.   Notices.   All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses of the Parties indicated in Section 11.1 of the Business Combination Agreement, which may be amended at any time by each Party upon written notice to the other Party.
11.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Company Shareholder, and SPAC shall have no authority to direct Company Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.
12.   Entire Agreement.   This Agreement, together with the Business Combination Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
13.   No Third-Party Beneficiaries.   Company Shareholder hereby agrees that its representations, warranties and covenants set forth in this Agreement are solely for the benefit of SPAC in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Legal Proceeding that may be based upon, arise out of or relate to this Agreement, or the evaluation, negotiation, execution, delivery or performance of this Agreement may only be made against the Parties.
14.   Miscellaneous.   Sections 11.2, 11.3, 11.5 through 11.9 and 11.11 of the Business Combination Agreement shall apply mutatis mutandis to this Agreement.
15.   Capacity as a Shareholder.   Notwithstanding anything herein to the contrary, Company Shareholder signs this Agreement solely in its capacity as the sole shareholder, as of the date hereof, of each of New Pubco, Merger Sub and the Company, respectively, and not in any other capacity. This Agreement shall not limit or otherwise affect the actions of Company Shareholder or any of its Affiliates or any of Company Shareholder’s or such Affiliates’ respective directors, officers or employees or any of Company Shareholder’s or such Affiliates’ respective appointees, designees or nominees on or to the board of directors (or similar governing body) of New Pubco, Merger Sub, the Company or any other Person.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By:

Name: Luciana Freira Barca Nascimento
Title:   Officer
By:

Name: Thiago da Costa Silva
Title:   Officer
HPX CORP.
By:

Name: Carlos Piani
Title:   Director
[Signature Page to Voting and Support Agreement]

Exhibit E
INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) dated as of July 5, 2022, is made and entered into by and among Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), HPX Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (the “Sponsor”), Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Ambipar Parent”) and the other parties set forth in Schedule 1 hereto (each, a “Director Holder”) and, solely with respect to Sections 5 and 6 hereof, Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior, an investment fund organized under the laws of Brazil (“Opportunity”).
RECITALS
WHEREAS, the Company, Ambipar Parent, Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”) have entered into that certain Business Combination Agreement, dated as of July 5, 2022 (as amended or supplemented from time to time, the “Business Combination Agreement”);
WHEREAS, (i) pursuant to the Contribution Agreement (as defined in the Business Combination Agreement) and the Business Combination Agreement, Ambipar Parent will contribute the shares of Emergência Participações S.A. to Merger Sub prior to the Mergers (as defined below) as a result of which Emergência Participações S.A. shall become a wholly-owned subsidiary of Merger Sub, (ii) pursuant to the Business Combination Agreement, (x) SPAC will merge with and into the Company, with the Company surviving such merger, and (y) Merger Sub will merge with and into the Company, with the Company surviving such merger (the mergers in (x) and (y), collectively, the “Mergers”);
WHEREAS, SPAC, Sponsor and certain of the Persons listed as “Holders” on the signature page thereto (collectively, the “SPAC Holders”) are parties to that certain Registration and Stockholder Rights Agreement, dated July 15, 2020 (the “SPAC RRA”);
WHEREAS, effective as of the Closing (as defined below), the SPAC and the SPAC Holders desire to terminate the SPAC RRA in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the SPAC RRA;
WHEREAS, certain investors (such investors, collectively, the “PIPE Investors”) have agreed to purchase Class A Ordinary Shares (as defined below) (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) and have certain registration rights pursuant to the respective subscription agreements, each dated as of July 5, 2022, entered into by and between the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
WHEREAS, Ambipar Parent has agreed to purchase Class B Ordinary Shares (as defined below) (the “Ambipar Parent PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) and has certain registration rights pursuant to the subscription agreement, dated as of July 5, 2022, entered into by and between the Company and Ampibar Parent ( the “Ambipar Parent Subscription Agreement”);
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
1.   Definitions.   As used herein, the following terms have the following meanings:
1.1   “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
1.2   “affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no Holder shall be deemed an affiliate of the Company or any of its subsidiaries for purposes of this Agreement and neither the Company nor any of its subsidiaries shall be deemed an affiliate of any Holder for purposes of this Agreement.
1.3   “Agreement” shall have the meaning given in the preamble.
1.4   “Ambipar Parent” has the meaning set forth in the preamble.
1.5   “Ambipar Parent PIPE Shares” has the meaning set forth in the preamble.
1.6   “Ambipar Parent Subscription Agreement” has the meaning set forth in the preamble.
1.7   “Articles” means the amended and restated memorandum and articles of association of the Company, as in effect at the First Effective Time, as the same may be amended from time to time.
1.8   “Available Cash” has the meaning given in the Business Combination Agreement.
1.9   “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act. The term “Beneficial Ownership” shall have the correlative meaning.
1.10   “Block Trade” shall have the meaning given in Section 2.4.1.
1.11   “Board” shall mean the Board of Directors of the Company.
1.12   “Business Combination Agreement” shall have the meaning given in the recitals.
1.13   “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, and the city of São Paulo, state of São Paulo, Brazil, are authorized or required by applicable law to close.
1.14   “Class A Ordinary Shares” means, following the First Effective Time, the Class A Ordinary Shares, par value $0.0001 per share, of the Company.
1.15   “Class B Ordinary Shares” means, following the First Effective Time, the Class B Ordinary Shares, par value $0.0001 per share, of the Company.
1.16   “Closing” shall have the meaning given in the Business Combination Agreement.
1.17   “Closing Date” shall have the meaning given in the Business Combination Agreement.
1.18   “Company” shall have the meaning given in the preamble.
1.19   “Demanding Holder” means any of Ambipar Parent or the Sponsor.
1.20   “Director Holder” shall have the meaning given in the preamble.
1.21   “Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.
1.22   “Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust or other estate-planning vehicle that is created for the benefit of any one or more of such individuals or of which any one or more of the foregoing is a beneficiary.
1.23   “First Effective Time” has the meaning given in the Business Combination Agreement.
1.24   “Form F-1 Shelf” shall have the meaning given in Section 2.1.
1.25   “Form F-3 Shelf” shall have the meaning given in Section 2.1.
1.26   “Governmental Entity” means, with respect to the United States, Brazil, Cayman Islands or any other foreign or supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
1.27   “Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.
1.28   “Holder” means the Sponsor and Ambipar Parent and any Transferee of any of the foregoing Persons’ Registrable Securities who or that becomes a party to this Agreement in accordance with the terms hereof, in each case, for so long as such Person Beneficially Owns or otherwise holds any Registrable Securities; for avoidance of doubt, none of the Director Holders is a “Holder” for purposes hereof.
1.29   “Holder Information” shall have the meaning given in Section 4.2.
1.30   “Joinder Agreement” means a joinder agreement, in substantially the form attached hereto as Exhibit A.
1.31   “Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Entity.
1.32   “Legal Proceeding” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.
1.33   “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
1.34   “Lock-Up Holder” shall have the meaning given in Section 5.1.1.
1.35   “Lock-Up Period” shall have the meaning given in Section 5.1.1.
1.36   “Lock-Up Securities” shall have the meaning given in Section 5.1.1.
1.37   “Maximum Number of Securities” shall have the meaning given in Section 2.3.2.
1.38   “Mergers” shall have the meaning given in the recitals.
1.39   “Merger Sub” shall have the meaning given in the recitals.
1.40   “Minimum Takedown Threshold” shall have the meaning given in Section 2.3.1.
1.41   “Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

1.42   “Ordinary Shares” shall mean the Class A Ordinary Shares and the Class B Ordinary Shares.
1.43   “Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
1.44   “Permitted Transferees” means with respect to any Person, (a) any Family Member of such Person, (b) any affiliate of such Person, and (c) any affiliate of any Family Member of such Person; provided, however, that Permitted Transferees shall not include (x) any affiliate under clause (b) or (c) who operates or engages in a business which competes with the business of the Company or Ambipar Parent or (y) any portfolio company (as such term is commonly understood in the private equity industry) of a private equity or other financial sponsor.
1.45   “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
1.46   “Piggyback Registration” shall have the meaning given in Section 2.3.4.
1.47   “PIPE Investors” shall have the meaning given in the recitals.
1.48   “PIPE Shares” shall have the meaning given in the recitals.
1.49   “Private Placement Warrants” shall mean warrants to acquire Class A Ordinary Shares, each warrant entitling the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.
1.50   “Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
1.51   “Registrable Securities” means (a) the Class A Ordinary Shares owned by any Holder immediately following the Closing, (b) any Class A Ordinary Shares issued or issuable upon the conversion from time to time of the Class B Ordinary Shares owned by any Holder immediately following the Closing, (c) any Private Placement Warrants owned by any Holder immediately following the Closing and any Class A Ordinary Shares issued or issuable upon the exercise thereof from time to time, (d) any Class A Ordinary Shares or options or warrants to purchase, or other equity securities of the Company exercisable or exchangeable for, or convertible into, Class A Ordinary Shares (including any Class A Ordinary Shares issued or issuable upon the exercise of any such option, warrant or other equity security) of the Company otherwise acquired or owned by a Holder following the Closing (including any warrants that may be acquired by the Sponsor upon conversion of loans to the Company for expenses at or prior to the Closing), and (e) any other equity security of the Company issued or issuable with respect to any Securities referenced in clause (a), (b), (c), or (d) above by way of a share dividend or share split or in connection with a combination of share, acquisition, recapitalization, consolidation, reorganization, share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided that as to any particular Registrable Security, such securities shall cease to be Registrable Securities on the earlier to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been Transferred in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise Transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further Transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require Registration; (C) such securities shall have ceased to be outstanding; (D) such securities are freely saleable without Registration by the Holder thereof pursuant to Rule 144, as promulgated under the Securities Act (without the need for any manner of sale requirement or volume limitation and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)); or (E) such securities are sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
1.52   “Registration” shall mean a registration, including any related Underwritten Offering, effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.
1.53   “Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including the following:
1.53.1   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Class A Ordinary Shares are then listed;
1.53.2   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, if any, in connection with blue sky qualifications of Registrable Securities);
1.53.3   printing, messenger, telephone and delivery expenses;
1.53.4   reasonable fees and disbursements of counsel for the Company;
1.53.5   reasonable fees and disbursements of one (1) counsel for the Demanding Holders, not to exceed $100,000; and
1.53.6   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.
1.54   “Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
1.55   “Requesting Holders” shall have the meaning given in Section 2.3.2.
1.56   “Restricted Stock Units” means the 20,000 restricted stock units of the Company held by Rafael Salvador Grisolia (“Grisolia”) pursuant to the Amended and Restated Director Restricted Stock Unit Award Agreement entered into dated July 5, 2022 in connection with the consummation of the transactions contemplated by the Business Combination Agreement.
1.57   “SEC” means the U.S. Securities and Exchange Commission.
1.58   “Securities Act” means the Securities Act of 1933, as amended.
1.59   “Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
1.60   “Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
1.61   “Shelf Underwriting” shall have the meaning given in Section 2.3.
1.62   “SPAC” shall have the meaning given in the recitals.
1.63   “SPAC Holders” shall have the meaning given in the recitals.
1.64   “SPAC RRA” shall have the meaning given in the recitals.
1.65   “Sponsor” shall have the meaning given in the recitals.

1.66   “Subscription Agreement” shall have the meaning given in the recitals.
1.67   “Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.2.
1.68   “Transfer” shall mean the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y). The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
1.69   “Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
1.70   “Underwriting Request” shall have the meaning given in Section 2.3.
1.71   “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
1.72   “Withdrawal Notice” shall have the meaning given in Section 2.3.3.
2.   Registration.   The following provisions govern the Registration of the Company’s securities:
2.1   Filing.   Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the SEC a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day (or the ninetieth (90th) calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the filing date thereof and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the majority-in-interest of the Holders named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form F-3. The Company’s obligation under this Section 2.1, shall be subject to Section 3.5. References to Form F-1 and F-3 herein (or any successors thereto) shall include references to Form S-1 and S-3 (or any successors thereto) if the Company ceases to be eligible to use Form F-1 or Form F-3.
2.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, a majority-in-interest of the Holders named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.2, shall be subject to Section 3.5.
2.3   Request for Underwritten Offering.
2.3.1   Shelf Underwriting.   Subject to Section 3.5.1, when an effective Shelf is on file with the SEC, any Demanding Holder may from time to time, following the expiration of any applicable Lock-Up Period, request in writing to sell all or any part of its Registrable Securities pursuant to an Underwritten Offering pursuant to the Registration Statement, which written request shall describe the number and type of securities to be included in such Registration and the intended method(s) of distribution thereof; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $75 million (the “Minimum Takedown Threshold”), net of all underwriting discounts and commissions. The Demanding Holder shall make such election by delivering to the Company a written request (an “Underwriting Request”) for such Underwritten Offering specifying the number of its Registrable Securities that the Demanding Holder desires to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). The Demanding Holder, after consultation with the Company, shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable internationally recognized investment banks). The Demanding Holders may demand an aggregate of not more than eight (8) Shelf Underwritings pursuant to this Agreement (of which the Sponsor may demand not more than four (4)), and the Company is not obligated to effect (x) more than four (4) Shelf Underwritings in any twelve (12) month period (provided, that, the Sponsor may demand not more than two (2) Shelf Underwritings per year) or (y) a Shelf Underwriting within sixty (60) days after the closing of a prior Shelf Underwriting. The Company shall use its reasonable best efforts to effect such Shelf Underwriting, including the filing of any Prospectus supplement or any post-effective amendments and otherwise taking any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder to effect such Shelf Underwriting.
2.3.2   Reduction of Shelf Underwriting.   If the managing Underwriter or Underwriters in a Shelf Underwriting, in good faith, advises the Company, the Demanding Holders and, if any, the Holders requesting piggyback rights pursuant to this Agreement with respect to such Shelf Underwriting (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Ordinary Shares or other equity securities that the Company desires to sell and all other Class A Ordinary Shares or other equity securities, if any, that have been requested to be sold in the Shelf Underwriting pursuant to separate written contractual piggy-back registration rights held by any other Holder, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Shelf Underwriting without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in the Shelf Underwriting, before including any Class A Ordinary Shares or other equity securities proposed to be sold by the Company or by other holders of Class A Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Shelf Underwriting), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Shelf Underwriting) that can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), any other equity securities requested to be sold in the Shelf Underwriting (pro rata based on the respective number of equity securities requested to be included in such Shelf Underwriting).
2.3.3   Withdrawal.   Prior to the filing of the applicable “red herring” Prospectus or Prospectus supplement used for marketing the Shelf Underwriting, the majority-in-interest of the Demanding Holders shall have the right to withdraw from the Shelf Underwriting for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from the Shelf Underwriting; provided that the Sponsor or Ambipar Parent may elect to have the Company continue a Shelf Underwriting if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Shelf Underwriting by such Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, the demand for the Shelf Underwriting shall constitute a demand for the Shelf Underwriting by the Demanding Holder for purposes of Section 2.3.1, unless the Demanding Holder reimburses the Company for all Registration Expenses with respect to the Shelf Underwriting (or, if there are any other Holders participating in the Shelf Underwriting, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that the Demanding Holder has requested be included in the Shelf Underwriting); provided that, if the Sponsor or Ambipar Parent elects to continue a Shelf Underwriting pursuant to the proviso in the immediately preceding sentence, such Shelf Underwriting shall instead count as a Shelf Underwriting demanded by the Sponsor or Ambipar Parent, as applicable, for purposes of Section 2.3.1. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Underwriting. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Shelf Underwriting prior to its withdrawal under this Section 2.3.3.
2.3.4   Piggyback Rights.   If any Demanding Holder proposes to conduct a Shelf Underwriting pursuant to Section 2.3.1 then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, which notice shall (a) describe the number and type of securities to be included in such Underwritten Offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters in such offering, and (b) offer to all of the Holders of Registrable Securities the opportunity to include in such offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.3.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.3.4 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s

Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Shelf Underwriting. For avoidance of doubt, this Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering.
2.3.5   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) a Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any Class A Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Underwriters, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Notwithstanding any other provision of this Section 2, but subject to Section 3.4, at any time and from time to time when an applicable Lock-Up Period is not in effect and when an effective Shelf is on file with the SEC, if any Demanding Holder wishes to engage in (i) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (ii) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price, either individually or together with other Demanding Holders, reasonably expected to exceed $50 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least ten (10) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade, or Other Coordinated Offering or Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering, shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5   A Demanding Holder in the aggregate may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for a Shelf Underwriting pursuant to Section 2.3.1 hereof.
3.   Company Procedures
3.1   General Procedures.   In connection with any Shelf and/or Underwritten Offering, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:
3.1.1   prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2   prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   at least two (2) Business Days prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that in no event shall the Company be required to delay or postpone the filing of such Registration Statement or Prospectus as a result of or in connection with such Holders’ review;
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;

3.1.6   provide a transfer agent or warrant agent, as applicable, registrar and a CUSIP number for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, within five (5) Business Days after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any Legal Proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   notify the Holders, within five (5) Business Days, at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;
3.1.9   in the event of an Underwritten Offering, in each of the following cases to the extent customary for a transaction of its type, permit the Sponsor, Ambipar Parent, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by the Sponsor, Ambipar Parent or Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Underwritten Offering; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.10   in the event of an Underwritten Offering, permit the Sponsor and Ambipar Parent, as applicable, to rely on any comfort letter from the Company’s independent registered public accounting firms provided to the managing Underwriter of such offering;
3.1.11   in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of the Underwritten Offering, addressed to the Underwriters, if any, covering such legal matters with respect to the Underwritten Offering in respect of which such opinion is being given as the Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.12   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.13   in the event of any Underwritten Offering, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.14   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable and documented fees and expenses of any legal counsel representing the Holders (as well as of any attorney, consultants or consultant retained by the Holders under Section 3.1.9 or otherwise).

3.3   Share Distributions.   In connection with any Shelf, if the Company shall receive a request from a Holder included therein to effectuate a pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners or shareholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Securities Act may be removed upon such distribution or other Transfer of such Registrable Securities pursuant to such Registration; provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) calendar days an affiliate of the Company (as defined in Rule 405 promulgated under the Securities Act). The Company’s obligations hereunder are conditioned upon the receipt of a representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities.
3.4   Requirements for Participation in Registration Statement in Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. Notwithstanding anything in this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the Registration of the other Registrable Securities to be included in such Registration.
3.5   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.5.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.5.2   Subject to Section 3.5.3, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, upon the advice of external legal counsel, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.5.3   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 shall be exercised by the Company, in the aggregate, for not more than three (3) occasions, for not more than ninety (90) consecutive calendar days or for not more than one hundred and fifty (150) total calendar days, in each case, during any twelve (12)-month period.
3.6   Reporting Obligations.   As long as any Registrable Securities remain outstanding, the Company, at all times while it shall be a reporting company under the Exchange Act, shall use reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall use reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Class A Ordinary Shares held by such Holder without Registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect).
4.   Indemnification and Contribution
4.1   The Company agrees to indemnify, to the extent permitted by law, each participating Holder, its directors, officers, partners, managers, members, investment advisors, employees, shareholders and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information so furnished in writing to the Company or on behalf of such Holder expressly for use therein or such Holder has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 4.1 shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such Holder to deliver or cause to be delivered a Prospectus made available by the Company in a timely manner, (B) as a result of offers or sales effected by or on behalf of any Person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (C) in connection with any offers or sales effected by or on behalf of a Holder in violation of Section 3.5.1 hereof.
4.2   In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation.

4.3   Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such Legal Proceeding.
4.4   The indemnification provided for under this Section 4 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the Transfer of Registrable Securities.
4.5   If the indemnification provided under this Section 4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Holder shall be limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.1, Section 4.2 and Section 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any Legal Proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any Person who was not guilty of such fraudulent misrepresentation.
5.   Transfer Restrictions.
5.1   Lock-Up.
5.1.1   Except as otherwise approved in writing by the Company and Opportunity in their sole discretion, each Holder and each Director Holder (each a “Lock-up Holder”) severally, and not jointly, agrees with the Company not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Securities (as defined below) Beneficially Owned or otherwise held by such Person during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.2. The “Lock-Up Period” means, (i) in the case of each Holder and its Permitted Transferees, the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, and (ii) in the case of each Director Holder and its Permitted Transferees, the period commencing on the Closing Date and ending on the first anniversary of the Closing Date. The “Lock-Up Securities” means, for any Lock-Up Holder, as the case may be, the Ordinary Shares and Private Placement Warrants Beneficially Owned or otherwise held by such Lock-Up Holder immediately following the Closing, including any Class A Ordinary Shares acquired as the result of the vesting of the Restricted Stock Units and, in the case of Grisolia, the Restricted Stock Units.
5.1.2   During the Lock-Up Period, any purported Transfer of Lock-Up Securities not in accordance with this Agreement shall be null and void, and the Company shall refuse to recognize any such Transfer for any purpose.
5.1.3   Each Lock-up Holder acknowledges and agrees that, notwithstanding anything to the contrary contained in this Agreement, the Lock-Up Securities Beneficially Owned or otherwise held by such Lock-up Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.
5.2   Permitted Transfers.   Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, a Lock-up Holder may Transfer, without the consent of the Company and Opportunity, any of such Lock-up Holder’s Lock-Up Securities to (i) any of such Lock-up Holder’s Permitted Transferees, upon written notice to the Company, or (ii) (a) in the case of an individual, by virtue of Laws of descent and distribution upon death of the individual; (b) in the case of an individual, pursuant to a qualified domestic relations order; or (c) pursuant to any liquidation, merger, share exchange or other similar transaction (other than the Mergers) which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares or other equity securities of the Company for cash, securities or other property; provided, that in connection with any Transfer of such Lock-Up Securities pursuant to clause (ii) above, (x) the restrictions and obligations contained in Section 5.1 and this Section 5.2 will continue to apply to such Lock-Up Securities (including any other securities acquired in exchange therefor) after any Transfer of such Lock-Up Securities and such Transferee shall agree to be bound by such restrictions and obligations by executing and delivering a joinder agreement substantially in the form attached as Exhibit A or such other form as is reasonably acceptable to the Company, and (y) the Transferee of such Lock-Up Securities shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Securities who is a Permitted Transferee of the Transferor pursuant to this Section 5.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering a joinder agreement substantially in the form attached as Exhibit A or such other form as is reasonably acceptable to the Company, whereupon such Transferee will be treated as a party (with the same rights and obligations as the Transferor) for all purposes of this Agreement. Notwithstanding the foregoing provisions of this Section 5.2, a Lock-up Holder may not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities Beneficially Own the underlying Lock-Up Securities, or (B) followed by a change in the relationship between such Lock-up Holder and such Permitted Transferee (or a change of control of such Lock-up Holder or Permitted Transferee) after the Transfer with a result and effect that such Lock-up Holder has indirectly made a Transfer of Lock-Up Securities by using a Permitted Transferee, which Transfer would not have been directly permitted under this Section 5 had such change in such relationship occurred prior to such Transfer).
5.3   Legends.   Each Lock-up Holder agrees that its Lock-up Securities shall include customary transfer legends on any certificates reflecting the restrictions on Transfer set forth in this Section 5;

provided, that at the time that any time such restrictions on Transfer lapse pursuant to this Section 5, the Company shall remove any such legends, share transfer restrictions, stop transfer orders or similar restrictions with respect to the applicable Lock-up Securities held by such Lock-up Holder, as the case may be.
5.4   Compliance with Laws.   Notwithstanding any other provision of this Agreement, each Lock-up Holder agrees that it will comply with the Securities Act and other applicable Laws in connection with any Transfer by such Lock-up Holder of any equity securities of the Company Beneficially Owned or otherwise held by such Lock-up Holder.
6.   Executive Committee.
6.1   The parties hereto agree to cause the Board to establish an advisory executive committee which shall be available to advise the Board on Company matters related to strategy, capital allocation, operations, mergers and acquisitions and subsequent integrations (the “Executive Committee”). The Executive Committee shall be comprised of up to four (4) members. For as long as Opportunity is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, Opportunity shall be entitled to designate one (1) member of the Executive Committee. For so long as the Sponsor is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, the Sponsor shall be entitled to designate one (1) member of the Executive Committee. For so long as Ambipar Parent is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, Ambipar Parent shall be entitled to designate two (2) members of the Executive Committee. In the event that any of Opportunity, Sponsor or Ambipar Parent ceases to be entitled to designate a member to the Executive Committee pursuant to the terms hereof, the Board shall be entitled to designate such member at its discretion.
6.2   The Executive Committee shall meet, preferably, once every month. The Executive Committee shall adopt decisions and recommendations by majority vote of its members; provided that the decisions and recommendations of the Executive Committee shall, under no circumstances, have any binding effect on the Board or the Company, and shall serve an advisory purpose only.
7.   Miscellaneous.
7.1   Confidentiality.   Each Holder, Director Holder and the Company agree that any information obtained pursuant to this Agreement (including any information about any proposed Registration or offering pursuant to Section 2) will not be disclosed or used for any purpose other than the exercise of rights under this Agreement provided that any such information may be disclosed on a confidential basis to its directors, officers, employees, representatives and legal counsel or as required by Law.
7.2   Further Assurances.   Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.
7.3   Governing Law.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY NEW YORK STATE COURT SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, OR, IF, UNDER APPLICABLE LAW, EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).
7.4   Waiver of Jury Trial.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE

FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
7.5   Successors and Assigns; Assignment.
7.5.1   Except as otherwise expressly set forth in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.
7.5.2   None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or Transferred without the prior consent in writing of each party to this Agreement, with the exception of assignments and transfers from a Lock-up Holder to any of its Permitted Transferees.
7.5.3   Notwithstanding anything in this Section 7.5, (a) any Permitted Transferee shall, in connection with their assignment or transfer of Ordinary Shares, execute a Joinder Agreement to be entered into between the Company and such Permitted Transferee at the time of the applicable Transfer, pursuant to which such Permitted Transferee shall be deemed to be a party to this Agreement, and (b) any other Person Beneficially Owning or otherwise holding any Registrable Securities may, at the Company’s request, execute a Joinder Agreement with the Company, pursuant to which such Person shall be deemed to be a party to this Agreement. Failure to comply with this Section 7.5.3 shall relieve the Company of its obligations under this Agreement with respect to such Permitted Transferee. Unless otherwise noted in the applicable Joinder Agreement, each Permitted Transferee of a Holder shall be deemed a Holder.
7.6   Amendment and Waiver.   Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Holders holding a majority-in-interest of the Registrable Securities; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or a group of Holders, or one Lock-up Holder or group of Lock-up Holders, solely in its or their capacity as a Beneficial Owner or holder equity securities of the Company, in a manner that is materially different from the other Holders or Lock-up Holders (in such capacity) shall require the consent of each Holder or Lock-up Holders so affected.
7.7   Other Registration Rights.   Other than the PIPE Investors who have registration rights with respect to their PIPE Shares and the Ambipar Parent PIPE Shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no Person, other than a Holder, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person following the Closing Date. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
7.8   Termination.   This Agreement will automatically terminate upon the earlier to occur of (i) the tenth (10th) anniversary of the date of this Agreement, (ii) any acquisition of the Company, including by way of merger or consolidation, after the Closing, as a result of which the Registrable Securities, are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act, (iii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities or (iv) with respect to any Lock-up Holder (in such capacity and in respect of the transfer restrictions pursuant to Section 5 hereof) on the expiration of the Lock-up Period.

7.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities, held by such Holder in order for the Company to make determinations hereunder.
7.10   Notices.   All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 7.10 shall be effective (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Any notice or communication under this Agreement must be addressed, if to the Company, to: the Company, Emergência Participações S.A., Avenida Angélica, nº 2346, 5th floor, room 4, Consolação, 01228-200, São Paulo — SP Brazil. Attention: Luciana Freire Barca Nascimento (luciana.barca@tbj.com.br), Thiago da Costa Silva (thiago.silva@ambipar.com) and Alessandra Bessa Alves de Melo (alessandra.bessa@ambipar.com), copy to Simpson Thacher & Bartlett LLP, 425 Lexington Avenue New York, NY 10017, Attention: Mark Pflug (mpflug@stblaw.com) and Grenfel Calheiros (gcalheiros@stblaw.com), and, if to any Holder or Lock-up Holder, at such Holder’s Lock-up Holder’s address, email address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 7.10.
7.11   Delays or Omissions.   No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
7.12   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (i) such provision will be fully severable; (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
7.13   Counterparts; Electronic Execution.   This Agreement may be executed in multiple counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.
7.14   Aggregation of Shares.   All Ordinary Shares held by affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

7.15   No Third-Party Beneficiaries.   Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any Persons other than the parties hereto any rights, remedies, obligations or liabilities hereunder.
7.16   Mutual Drafting.   This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.
7.17   Effectiveness; Entire Agreement; Restatement.   This Agreement shall become effective as of the Closing and prior thereto shall be of no force or effect. If the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and be of no force or effect. Upon Closing (i) this Agreement shall constitute the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all and any prior agreements and understandings relating to such subject matter, (ii) each of the SPAC and the SPAC Holders agrees that this Agreement shall supersede and replace in its entirety the terms and conditions of the SPAC RRA and (iii) the SPAC RRA shall no longer be of any force or effect.
7.18   Adjustments.   If, and as often as, there are any changes in the Registrable Securities by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as the date first set forth above.
AMBIPAR EMERGENCY RESPONSE
By:

Name: Thiago da Costa Silva
Title:   Director
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By:

Name: Luciana Freira Barca Nascimento
Title:   Officer
By:

Name: Thiago da Costa Silva
Title:   Officer
OPPORTUNITY AGRO FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR, solely with respect to Sections 5 and 6 hereof
By:

Name: Eduardo de Britto Pereira Azevedo Title:   Director
By:

Name: Leonardo Guimarães Pinto
Title:   Director
For and on behalf of Opportunity Private Equity Gestora de Recursos Ltda
[Signature Page to Investor Rights Agreement]

HPX CAPITAL PARTNERS LLC
By:

Name: Carlos Piani
Title:   Chief Executive Officer
MARCOS PEIGO

RAFAEL SALVADOR GRISOLIA

SALETE PINHEIRO

WOLNEY EDIRLEY GONÇALVES BETIOL

[Signature Page to Investor Rights Agreement]

Schedule 1
Marcos Peigo
Rafael Salvador Grisolia
Salete Pinheiro
Wolney Edirley Gonçalves Betiol

Exhibit A
Form of Joinder Agreement
[Date]
Reference is hereby made to the Investor Rights Agreement, dated [•], 2022 (the “IRA”), by and among Ambipar Emergency Response, a Cayman Islands exempted company (the “Company”), and the Holders named therein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the IRA.
Pursuant to Section 7.5 of the IRA, each of the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, it shall be deemed to be a party to the IRA as if it were an original signatory thereto and hereby expressly assumes, and agrees to perform and discharge, all of the obligations and liabilities of a party thereto as the case may be, under the IRA. All references in the IRA to “Holders”, as the case may be, shall hereafter include each of the undersigned and their respective successors, as applicable.
Each of the undersigned hereby agrees to promptly execute and deliver any and all further documents and take such further action as the Company, the Holders or any undersigned party may reasonably require to effect the purpose of this Joinder Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date herein above set forth.
[•]
By:

Name:
Title:
Address:

AMBIPAR EMERGENCY RESPONSE
By:

Name:
Title:
[Signature Page to Joinder Agreement]

Exhibit F
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [insert date] 2022 between Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Surviving Company”), and HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”) by and among the Surviving Company, the Merging Company, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil. A copy of the Business Combination Agreement is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:

1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company.

3
The registered office of the Surviving Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Surviving Company will have one ordinary share issued and outstanding.

5
After the SPAC Sponsor Recapitalization and immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each with 29,107,000 issued and outstanding, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each with no such shares issued and outstanding and 5,000,000 preference shares of a par value of US$0.0001 each with no such shares issued and outstanding.

6
In accordance with section 234 of the Statute, the date on which it is intended that the Merger is to take effect (the “Effective Date”) is the date specified as such in a notice to the Registrar of Companies signed by a director of each of the Surviving Company and Merging Company.

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8
The memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto upon the Merger.

9
The rights and restrictions attaching to the shares in the Surviving Company on the Effective Date are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1
Carlos Augusto Leone Piani of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.2
Marcos Vinícius Bernardes Peigo of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.3
Bernardo Vieira Hees 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.4
Maria Salete Garcia Pinheiro 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.5
Rodrigo Guedes Xavier 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.6
Wolney Edirley Gonçalves Betiol of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America; and

13.7
Rafael Salvador Grisolia of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America.

14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the shareholder of the Surviving Company pursuant to section 233(6) of the Statute by way of unanimous written resolutions of the shareholder of the Surviving Company. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by Duly authorised for and on behalf of Ambipar Emergency Response	) ) ) )	Director
SIGNED by Duly authorised for and on behalf of HPX Corp.	) ) ) )	Director

Exhibit G
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [insert date] 2022 between Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Surviving Company”) and Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”) by and among the Surviving Company, the Merging Company, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil. A copy of the Business Combination Agreement is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:

1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company.

3
The registered office of the Surviving Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and the registered office of the Merging Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each with 29,107,000 issued and outstanding, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each with no such shares issued and outstanding and 5,000,000 preference shares of a par value of US$0.0001 each with no such shares issued and outstanding.

5
Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Merging Company will have one ordinary share issued and outstanding.

6
In accordance with section 234 of the Statute, the date on which it is intended that the Merger is to take effect (the “Effective Date”) is the date specified as such in a notice to the Registrar of Companies signed by a director of each of the Surviving Company and Merging Company.1

1
The ‘Effective Date Notice’ can be filed after the filing of all other documents with the Registrar of Companies. A form is set out at the end of this draft.

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8
The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9
The Amended and Restated Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1
Tércio Borlenghi Junior of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.2
Izabel Cristina Andriotti Cruz de Oliveira of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.3
Alessandra Bessa Alves de Melo of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.4
Thiago da Costa Silva of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.5
Mariana Loyola of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.6
Carlos Augusto Leone Piani of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America; and

13.7
[           ]2.

14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company. This Plan of Merger has been authorised by the shareholder of the Merging Company pursuant to section 233(6) of the Statute by way of unanimous written resolutions of the shareholder of the Merging Company.

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

2
Member to be defined by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior prior to the Closing

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by Duly authorised for and on behalf of Ambipar Emergency Response	) ) ) )	Director
SIGNED by Duly authorised for and on behalf of Ambipar Merger Sub.	) ) ) )	Director

Exhibit H
THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)

THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)

1.
The name of the Company is Ambipar Emergency Response.

2.
The Company is an exempted company limited by shares.

3.
The registered office of the Company shall be at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

4.
Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

5.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

6.
Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

7.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

8.
The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

9.
The share capital of the Company is US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each which, at the date on which this Memorandum becomes effective, comprise (i) 250,000,000 Class  A Common Shares; (ii) 150,000,000 Class B Common Shares (which Class  B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii)  100,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article  4 of the Articles of Association of the Company, PROVIDED THAT, subject to the Law and the Articles of Association, the Company shall have the power to issue all or any part of its capital, whether original, redeemed, increased or reduced, with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any condition or restriction whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be common, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

10.
The Company may exercise the power contained in the Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

11.
Capitalised terms that are not defined in this Memorandum of Association bear the meaning given in the Articles of Association of the Company.

12.
The financial year end of the Company is 31 December or such other date as the Directors may from time to time decide and annex to this Memorandum.

THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)

1.
Preliminary

1.1   The regulations contained in Table A in the First Schedule of the Law shall not apply to the Company and the following regulations shall be the Articles of Association of the Company.
1.2   In these Articles:
(a)   the following terms shall have the meanings set opposite if not inconsistent with the subject or context:
“Allotment” shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares;
“Affiliate” in respect of a Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;
“Ambipar” means Ambipar Participações e Empreendimentos S.A., a sociedade anônima organised under the laws of Brazil
“Articles” these articles of association of the Company as from time to time amended by Special Resolution;
“Audit Committee” the audit committee of the Company formed by the Board pursuant to Article 24 hereof, or any successor of the audit committee;
“Board or Board of Directors” the board of directors of the Company;
“Business Combination” a statutory amalgamation, merger, consolidation, arrangement or other reorganization requiring the approval of the members of one or more of the participating companies as well as a short-form merger or consolidation that does not require a resolution of members;
“Business Combination Agreement” means that certain business combination agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms) among the Company, Ambipar, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands and other parties named therein.
“Chairman” the chairman of the Board of Directors appointed in accordance with Article 20.2;
“Class A Common Shares” class A common shares of a nominal or par value of US$0.0001 each in the capital of the Company having the rights provided for in these Articles;
“Class B Common Shares” class B common shares of a nominal or par value of US$0.0001 each in the capital of the Company having the rights provided for in these Articles;

“Clear days” in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
“Clearing House” a clearing house recognised by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;
“Common Shares” Class A Common Shares, Class B Common Shares and shares of such other classes as may from time to time be designated by the Board pursuant to these Articles as being common shares for the purposes of Article 5.2;
“Company” the above named company;
“Company’s Website” the website of the Company and/or its web-address or domain name;
“Compensation Committee” the compensation committee of the Company that may be formed by the Board pursuant to Article 24 hereof, or any successor of the compensation committee;
“Control” the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;
“Designated Stock Exchange” the New York Stock Exchange and any other stock exchange or interdealer quotation system listed in Schedule  4 of the Law on which shares in the capital of the Company are listed or quoted;
“Directors” the Directors for the time being of the Company or, as the case may be, those Directors assembled as a Board or as a committee of the Board;
“Dividend” includes a distribution or interim dividend or interim distribution;
“Electronic” has the same meaning as in the Electronic Transactions Act (as revised);
“Electronic Communication” a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the SEC’s website) or other electronic delivery methods as otherwise decided and approved by the Board;
“Electronic Record” has the same meaning as in the Electronic Transactions Act (as revised);
“Electronic Signature” has the same meaning as in the Electronic Transactions Act (as revised);
“Exchange Act” the Securities Exchange Act of 1934, as amended of the United States of America;
“Executed” includes any mode of execution;
“Holder” in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share;
“Incentive Plan” any incentive plan or scheme established or implemented by the Company pursuant to which any Person who provides services of any kind to the Company or any of its direct or indirect subsidiaries (including, without limitation, any employee, executive, officer, director, consultant, secondee or other provider of services) may receive and/or acquire newly-issued shares of the Company or any interest therein;
“Indemnified Person” every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company;
“Independent Director” a Director who is an independent director as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be;

“Investor Rights Agreement” means that investor rights agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms) among the Company, Ambipar, Sponsor and certain other parties named therein.
“Islands” the British Overseas Territory of the Cayman Islands;
“Law” the Companies Act (as revised);
“Member” has the same meaning as in the Law;
“Memorandum” the memorandum of association of the Company as from time to time amended;
“Month” a calendar month;
“Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Company that may be formed by the Board pursuant to Article 24 hereof, or any successor of the nominating and corporate governance committee;
“Officer” includes a Director and any Secretary;
“Opportunity” means, collectively, (i) Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior, and (ii) any Affiliates of such entity;
“Opportunity Director” means a Director appointed by Opportunity pursuant to and in accordance with the provisions of the Articles;
“Ordinary Resolution” a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting, or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;
“Other Indemnitors” persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company;
“Paid up” paid up as to the par value of the shares and includes credited as paid up;
“Person” any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organisation or any other entity or governmental entity;
“PIPE Subscription Agreement” means those certain subscription agreements (including any amendments, side letters or other supplements thereto), entered into on or prior to July 5, 2022, pursuant to which certain investors agreed to purchase Class A Common Shares;
“Register of Members” the register of Members required to be kept pursuant to the Law;
“Seal” the common seal of the Company including every duplicate seal;
“SEC” the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Secretary” any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
“Securities Act” the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;
“Share” a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share;

“Signed” includes an electronic signature or a representation of a signature affixed by mechanical means;
“Special Resolution” has the same meaning as in the Law (thus requiring a two-thirds majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting) and includes a unanimous written resolution of all Members entitled to vote and expressed to be a special resolution;
“Sponsor” means, collectively, (i) HPX Capital Partners LLC, and (ii) any Affiliates of HPX Capital Partners LLC;
“Sponsor Director” means a Director appointed by the Sponsor pursuant to and in accordance with the provisions of the Articles;
“Subsidiary” a Person is a subsidiary of another Person if that other Person: (i) holds a majority of the voting rights in it; (ii)  is a member of it and has the right to appoint or remove a majority of its board of directors or equivalent governing body; or (iii) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or if it is a Subsidiary of a Person which is itself a Subsidiary of that other Person;
“Treasury Share” a share held in the name of the Company as a treasury share in accordance with the Law;
“U.S. Person” a Person who is a citizen or resident of the United States of America;
“Written and in Writing” includes all modes of representing or reproducing words in visible form including in the form of an electronic record.
(b)   unless the context otherwise requires, words or expressions defined in the Law shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company;
(c)   unless the context otherwise requires: (i) words importing the singular number shall include the plural number and vice-versa; (ii)  words importing the masculine gender only shall include the feminine gender; and (iii) words importing persons only shall include companies or associations or bodies of person whether incorporated or not, as well as any other legal or natural person;
(d)   the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(e)   the headings herein are for convenience only and shall not affect the construction of these Articles;
(f)    references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re-enactment thereof for the time being in force; and
(g)   where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose.

2.
Formation Expenses

The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.

3.
Offices of the Company

3.1   The registered office of the Company shall be at such address in the Islands as set out in the Memorandum or as the Board shall from time to time determine.
3.2   The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Board may from time to time determine.

4.
Shares

4.1   (a) Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Board has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of Members (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Board may determine, but so that no share shall be issued at a discount to par, except in accordance with the provisions of the Law.
(b)   In particular and without prejudice to the generality of paragraph (a) above, the Board is hereby empowered to authorise by resolution or resolutions from time to time and without the approval of Members:
(i)   the creation of one or more classes or series of preferred shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and relative participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting rights and powers (including full or limited or no voting rights or powers) and liquidation preferences, and to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series; provided, however, that for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), the Company shall not issue any preferred shares to a person on any terms unless it has made an offer to Opportunity to issue to Opportunity, on the same or more favourable economic terms as those terms applying to the applicable proposed issuance of preferred shares, a number of preferred shares equal to the product of (i) the number of preferred shares to be issued and (ii) a fraction (x) the numerator of which is the Class A Shares then held by Opportunity and (y) the denominator of which is all of the then issued and outstanding Class A Shares and Class B Shares as a single class; and the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal by Opportunity of the offer so made; an offer made pursuant to this proviso may be made in either hard copy or by electronic communication, must state a period during which it may be accepted, the offer shall not be withdrawn before the end of that period and the period referred to must be at least 14 days beginning with the date on which the offer is deemed to be delivered in accordance with Article 36;
(ii)   to designate for issuance as Class A Common Shares or Class B Common Shares from time to time any or all of the authorised but unissued shares of the Company which have not at that time been designated by the Memorandum or by the Directors as being shares of a particular class;
(iii)   to create one or more further classes of shares which represent common shares for the purposes of Article 5.2; and
(iv)   to re-designate authorised but unissued Class B Common Shares from time to time as shares of another class;
(c)   The Company shall not issue shares or warrants to bearer.
(d)   Subject to the rules of any Designated Stock Exchange, the Board shall have general and unconditional authority to issue options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions and at such times as the Board may determine.

4.2   Notwithstanding Article 4.1, at any time when there are Class A Common Shares in issue, Class B Common Shares may only be issued pursuant to:
(a)   a share-split, subdivision or similar transaction or as contemplated in Articles 5.6 or 34.1(b) below;
(b)   a Business Combination involving the issuance of Class  B Common Shares as full or partial consideration; or
(c)   an issuance of Class A Common Shares, whereby holders of Class B Common Shares are entitled to purchase a number of Class  B Common Shares that would allow them to maintain their proportional ownership interest in the Company pursuant to Article 4.3.
4.3   With effect from the date on which any shares of the Company are first admitted to trading on a Designated Stock Exchange, subject to Articles 4.4, 4.5 and 4.6, the Company shall not issue Class A Common Shares to a person on any terms unless:
(a)   it has made an offer to each person who holds Class B Common Shares in the Company to issue to him, on the same or more favourable economic terms as those terms applying to the applicable proposed issuance of Class A Common Shares, such number of Class B Common Shares as would ensure that the proportion in nominal value of the issued Common Shares held by him as Class B Common Shares after the issuance of such Class A Common Shares will be as nearly as practicable equal to the proportion in nominal value of the issued Common Shares held by him as Class B Common Shares before the said issuance; and
(b)   the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.
An offer made pursuant to this Article 4.3 may be made in either hard copy or by electronic communication, must state a period during which it may be accepted and the offer shall not be withdrawn before the end of that period. The period referred to must be at least 14 days beginning with the date on which the offer is deemed to be delivered in accordance with Article  36.
4.4   An offer shall not be regarded as being made contrary to the requirements of Article 4.3 by reason only that:
(a)   fractional entitlements are rounded or otherwise settled or sold at the discretion of the Board;
(b)   no offer of Class B Common Shares is made to a shareholder where the making of such an offer would in the view of the Board pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange in each case applicable to, or binding upon, the Company such that the Board considers it is necessary or expedient in the interests of the Company to exclude such shareholder from the offer; or
(c)   the offer is conditional upon the said issue of Class  A Common Shares proceeding.
4.5   The provisions of Article 4.3 do not apply in relation to the issue of:
(a)   Class A Common Shares if these are, or are to be, wholly or partly paid up otherwise than in cash;
(b)   Class A Common Shares which would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an Incentive Plan; and
(c)   Class A Common Shares issued in furtherance of the Business Combination Agreement and of the PIPE Subscription Agreements.
4.6   Holders of Class B Common Shares may from time to time by consent in writing (in one or more counterparts) approved by the holder or holders of a majority of the Class B Common Shares in issue, referring to this Article 4.6, authorise the Board to issue Class A Common Shares for cash and, on the granting of such an authority, the Board shall have the power to issue (pursuant to that authority) Class A Common Shares for cash as if Article 4.3 above did not apply to:
(a)   one or more issuances of Class A Common Shares to be made pursuant to that authority; and/or
(b)   such issuances with such modifications as may be specified in that authority, and unless previously revoked, that authority shall expire on the date (if any) specified in the authority or, if no date is specified, 12 months after the date on which the authority is granted, but the Company may before the power expires make an offer or agreement which would or might require Class A Common Shares to be issued after it expires.
4.7   Notwithstanding Article 4.1, no non-voting Common Shares shall be issued without such issuance first being approved by an Ordinary Resolution of Members which resolution is also passed with the affirmative vote of a majority of the then outstanding Class A Common Shares.
4.8   The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.
4.9   The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful.
4.10   Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder.
4.11   (a) If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.
(b)   For the purposes of Article 4.10(a), the Directors may treat all classes of shares or any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration.
(c)   The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by:
(i)   the creation or issue of further shares ranking pari  passu therewith;
(ii)   by the redemption or purchase of any shares of any class by the Company;
(iii)   the cancellation of authorised but unissued shares of that class; or
(iv)   the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights.
(d)   The rights conferred upon holders of Class A Common Shares shall not be deemed to be varied by the creation or issue from time to time of further Class B Common Shares and the rights conferred upon holders of Class B Common Shares shall not be deemed to be varied by the creation or issue from time to time of further Class A Common Shares.
4.12   The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may, unless otherwise agreed at the time such contribution is made, be treated by the Company as a distributable reserve, subject to the provisions of the Law and these Articles.

5.
Class A Common Shares and Class B Common Shares

5.1   The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares as set out in these Articles.
5.2   Holders of Class A Common Shares and Class B Common Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Common Shares and Class  B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members in general meetings. Each Class A Common Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Common Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.
5.3   Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established pursuant to the Memorandum and/or these Articles from time to time, holders of Common Shares shall:
(a)   Be entitled to such dividends as the Board may from time to time declare;
(b)   In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and
(c)   Generally be entitled to enjoy all of the rights attaching to shares.
5.4   In no event shall Class A Common Shares be convertible into Class B Common Shares.
5.5   Class B Common Shares shall be convertible into Class  A Common Shares as follows:
(a)   Right of Conversion. Class B Common Shares shall be convertible into the same number of Class A Common Shares, on a share-to-share basis, in the following manner:
(i)   a holder of Class B Common Shares has the right to call upon the Company to effect a conversion of all or any of his Class B Common Shares which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing given to the Company at its registered office (and which conversion shall be effected by the Company promptly upon delivery of the said notice);
(ii)   the holder(s) of a majority of the then outstanding Class  B Common Shares have the right to require that all outstanding Class B Common Shares be converted, which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing (which may be in one or more counterparts) signed by each of such holders given to the Company at its registered office (and which conversion shall be effected by the Company promptly upon delivery of the said notice); and
(iii)   a Class B Common Share shall automatically convert into a Class A Common Share immediately and without further action by the holder upon the registration of any transfer of a Class B Common Share (whether or not for value and whether or not the certificate(s) (if any) evidencing such Class B Common Share are surrendered to the Company) in the Register of Members, other than:
(1)   a transfer to the holder of Class B Common Shares and/or to heirs and successors of the holder of Class B Common Shares and/or to an Affiliate of a holder of the Class B Common Share;

(2)   a transfer to one or more trustees of a trust established for the benefit of the holder or an Affiliate of the holder of the Class B Common Share; or
(3)   a transfer to a partnership, corporation or other entity exclusively owned or controlled by the holder or an Affiliate of the holder of the Class  B Common Share.
For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other security interest or third-party right of whatever description on any Class B Common Shares to secure a holder’s contractual or legal obligations shall not be deemed to be a transfer unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in such third party (or its nominee) holding legal title to the related Class  B Common Shares, in which case all the related Class B Common Shares shall be automatically and immediately converted into the same number of Class  A Common Shares
(iv)   if at any time, the total number of the issued and outstanding Class B Common Shares is less than 10% of the total number of shares in the capital of the Company outstanding, the Class B Common Shares then in issue shall automatically and immediately convert into Class A Common Shares and no Class B Common Shares shall be issued by the Company thereafter.
(b)   Mechanics of Conversion. Before any holder of Class B Common Shares shall be entitled to convert such Class B Common Shares into Class A Common Shares pursuant to sub-paragraph (a) (1)  above, the holder shall, if available, surrender the certificate or certificates therefor, duly endorsed (where applicable), at the registered office of the Company.
Upon the occurrence of one of the bases of conversion provided for in paragraph (a) above, the Company shall enter or procure the entry of the name of the relevant holder of Class B Common Shares as the holder of the relevant number of Class A Common Shares resulting from the conversion of the Class  B Common Shares in, and make any other necessary and consequential changes to, the Register of Members.
Any conversion of Class B Common Shares into Class A Common Shares pursuant to this Article 5 shall be effected by any manner permitted by applicable law (including by means of: (i) the re-designation and re-classification of the relevant Class B Common Share as a Class A Common Share together with such rights and restrictions for the time being attached thereto and shall rank pari passu in all respects with the Class A Common Shares then in issue; and/or (ii) the compulsory redemption without notice of Class B Common Shares and the automatic application of the redemption proceeds in paying for such new Class A Common Shares into which the Class  B Shares have been converted, on the basis that such redemption shall take place at par). For the avoidance of doubt, following the conversion to Class  A Common Shares, the holder thereof shall have Class A Common Share voting rights in respect of such shares and not Class B Common Share voting rights. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Common Shares as Class A Common Shares.
If the proposed conversion is in connection with an underwritten public or private offering of securities, the conversion may, at the option of any holder tendering such Class B Common Shares for conversion, be conditional upon the closing with the underwriters or other purchasers of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class  A Common Shares upon conversion of such Class B Common Shares shall not be deemed to have converted such Class B Common Shares until immediately prior to the closing of such sale of securities.
(c)   Effective upon and with effect from the conversion of a Class  B Common Share into a Class A Common Share in accordance with this Article  5.4, the converted share shall be treated for all purposes as a Class A Common Share and shall carry the rights and be subject to the restrictions attaching to Class A Common Shares.
5.6   No subdivision of Class A Common Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Common Shares are concurrently and similarly subdivided in the same proportion and the same manner, and no subdivision of Class B Common Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class  A Common Shares are concurrently and similarly subdivided in the same proportion and the same manner.
5.7   No consolidation of Class A Common Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Common Shares are concurrently and similarly consolidated in the same proportion and the same manner, and no consolidation of Class B Common Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time may be effected unless Class  A Common Shares are concurrently and similarly consolidated in the same proportion and the same manner.
5.8   In the event that a dividend or other distribution is paid by the issue of Class A Common Shares or Class B Common Shares or rights to acquire Class A Common Shares or Class B Common Shares (i)  holders of Class A Common Shares shall receive Class A Common Shares or rights to acquire Class A Common Shares, as the case may be; and (ii)  holders of Class B Common Shares shall receive Class B Common Shares or rights to acquire Class B Common Shares, as the case may be.
5.9   No Business Combination (whether or not the Company is the surviving entity) shall proceed unless by the terms of such transaction: (i)  the holders of Class A Common Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Common Shares, and (ii) the holders of Class A Common Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class  B Common Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.
5.10   No tender or exchange offer to acquire any Class A Common Shares or Class B Common Shares by any third party pursuant to an agreement to which the Company is to be a party, nor any tender or exchange offer by the Company to acquire any Class A Common Shares or Class B Common Shares shall be approved by the Company unless by the terms of such transaction: (i)  the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Common Shares, and (ii) the holders of Class A Common Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Common Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.
5.11   Save and except for voting rights and conversion rights and as otherwise set out in in this Article 5, Class A Common Shares and the Class B Common Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions and share ratably (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company) and otherwise be identical in all respects as to all matters.

6.
Share Certificates

6.1   A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer or conversion shall be cancelled and subject to the Articles and, save as provided in Articles 6.3, 7 and 8 below and in the case of a conversion of shares pursuant to Article 5.4, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
6.2   Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.
6.3   If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.

7.
Lien

7.1   The Company shall have a first and paramount lien on every share (not being a share which is fully paid as to its par value and share premium) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share (including any premium payable). The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it.
7.2   The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.
7.3   To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale.
7.4   The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold, if any, and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

8.
Calls on Shares and Forfeiture

8.1   Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.
8.2   A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.
8.3   The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.
8.4   If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%), but the Directors may waive payment of the interest wholly or in part.
8.5   An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call, and if it is not paid when due, all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
8.6   Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.
8.7   If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.
8.8   If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.
8.9   Subject to the provisions of the Law, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where, for the purposes of its disposal a forfeited share is to be transferred to any person, the Directors may authorise any person to execute an instrument of transfer of the share to that person.
8.10   A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited, if any, but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%), from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.
8.11   A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

9.
Transfer of Shares

9.1   Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House, by hand or by electronic signature or by such other manner of execution as the Board may approve from time to time. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange on which such shares are listed.
9.2   The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 9.1, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers including, where applicable, in accordance with the laws and rules applicable to the Designated Stock Exchange. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.
9.3   The Board may in its absolute discretion and without giving any reason therefor, refuse to register a transfer of any share:
(a)   that is not fully paid up (as to both par value and any premium) to a person of whom it does not approve;
(b)   issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists;

(c)   to more than four joint holders; or
(d)   on which the Company has a lien.
9.4   Without limiting the generality of Article 9.3, the Board may also decline to recognise any instrument of transfer unless:
(a)   a fee of such maximum sum as any Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;
(b)   the instrument of transfer is in respect of only one class of shares;
(c)   the Shares are fully paid (as to both par value and any premium) and free of any lien;
(d)   the instrument of transfer is lodged at the registered office or such other place at which the Register of Members is kept in accordance with the Law accompanied by any relevant share certificate(s), if any, and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and
(e)   if applicable, the instrument of transfer is duly and properly stamped.
9.5   If the Directors refuse to register a transfer of a share, they shall within two (2) months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.
9.6   The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange, be suspended and the Register of Members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.
9.7   The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

10.
Transmission of Shares

10.1   If a Member dies, the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognised by the Company as having any title to his interest; but nothing in these Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.
10.2   A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred.
10.3   A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of such share to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

11.
Changes of Capital

11.1   Subject to and in so far as permitted by the provisions of the Law and these Articles, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to:
(i)   increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(ii)   consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;
(iii)   convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
(iv)   sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and
(v)   cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.
11.2   Subject to and in so far as permitted by the provisions of the Law and these Articles, the Directors shall have the ability to issue shares within the authorised share capital of the Company thereby changing the issued share capital of the Company and no Ordinary Resolution shall be required for such issuances
11.3   Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.
11.4   Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
11.5   The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with and subject to any incident, consent, order or other matter required by law.

12.
Redemption and Purchase of Own Shares

12.1   Subject to the provisions of the Law and these Articles, the Company may:
(a)   issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine;
(b)   purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and
(c)   make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Law, including out of capital.
12.2   The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorised by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).
12.3   Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled.

13.
Treasury Shares

13.1   The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
13.2   The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

14.
Register of Members

14.1   The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Law.
14.2   The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

15.
Closing Register of Members or Fixing Record Date

15.1   For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.
15.2   In lieu of, or apart from, closing the Register of Members, the Directors may fix, in advance or in arrears, a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, provided that such a record date shall not exceed forty (40) clear days prior to the date where the determination will be made.
15.3   If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

16.
General Meetings

16.1   An annual general meeting of the Company may at the discretion of the Board be held in the year in which these Articles were adopted and shall be held in each year thereafter at such time as determined by the Board and the Company may, but shall not (unless required by the Law) be obliged to, in each year hold any other general meeting.
16.2   The agenda of the annual general meeting shall be set by the Board and shall include the presentation of the Company’s annual accounts and the report of the Directors (if any).
16.3   Annual general meetings shall be held in such place as the Directors may determine from time to time. To the extent permitted by law, annual general meetings may also be held virtually.
16.4   All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

16.5   The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with these Articles forthwith proceed to convene an extraordinary general meeting of the Company.
16.6   A Members’ requisition is a requisition of one or more Members holding at the date of deposit of the requisition shares representing in the aggregate not less than one-third of the votes entitled to be cast at general meetings of the Company.
16.7   The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.
16.8   If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within fourteen (14) days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further fourteen (14) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three (3) months after the expiration of the first said fourteen (14) day period.
16.9   A general meeting convened as aforesaid by requisitionists shall be convened in as close to the same manner as possible as that in which general meetings are to be convened by Directors.
16.10   Save as set out in Articles 16.1 to 16.9, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.

17.
Notice of General Meetings

17.1   At least ten (10) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, including, but not limited to, as described in Article 36, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)   in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)   in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95%, in par value of the Shares giving that right.
17.2   The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting.

18.
Proceedings at General Meetings

18.1   No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum.
18.2   If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

18.3   A person may participate in a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a Member in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.
18.4   The Chairman or in his absence the vice-chairman of the Board (if any) shall preside as chairman of the meeting, but if neither the Chairman nor such vice-chairman (if any) is present within fifteen (15) minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.
18.5   The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting.
18.6   A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.
18.7   The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7)  clear days’ notice shall be given in the manner herein provided, including, but not limited to, as described in Article 36, specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.
18.8   At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorised by Ordinary Resolution. Where a separate vote by a class or classes or series is required, save as provided in Article 4.10, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting and voting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such class or series).
18.9   At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.
18.10   A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.
18.11   In the case of equality of votes, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.
18.12   If for so long as the Company has only one Member:
(a)   the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and
(b)   all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

19.
Votes of Members

19.1   Subject to any rights or restrictions attached to any shares (including without limitation the enhanced voting rights attaching to Class  B Common Shares provided for in Article 5), every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative (not being himself a Member entitled to vote) or by proxy, shall on a poll have one vote for every share of which he is the holder (or, in the case of a Class B Common Share, ten (10) votes for every Class B Common Share of which he is the holder).
19.2   In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
19.3   A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with these Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in these Articles for the appointment of a proxy, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.
19.4   No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy or by a corporate representative, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
19.5   No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.
19.6   Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it, save that only the Member or his proxy may cast a vote.
19.7   A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.
19.8   Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Law, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.
19.9   Subject to Article 19.10 below, the form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:
(a)   in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands or elsewhere as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;
(b)   in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:

(i)   in the notice convening the meeting;
(ii)   in any form of appointment of a proxy sent out by the Company in relation to the meeting; or
(iii)   in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;
be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;
(c)   in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited or delivered as required by paragraphs (a)  or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or
(d)   where the poll is taken immediately but is taken not more than forty-eight (48) hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;
and a form of appointment of proxy which is not deposited or delivered in accordance with this Article or Article 19.10 is invalid.
19.10   Notwithstanding Article 19.9 above, the Directors may by way of note to or in any document accompanying the notice of a general meeting (or adjourned meeting) fix the latest time by which the appointment of a proxy must be communicated to or received by the Company (being not more than 48 hours before the relevant meeting).
19.11   A vote or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.
19.12   Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or, in the absence of such provision, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
19.13   If a Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power or attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of shareholders of the Company, provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of shares specified in such authorisation.

20.
Number of Directors and Chairman

20.1   Subject to Articles 21.2, 21.4 and 21.9, the Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, provided that, unless otherwise determined by the Members acting by Special Resolution, with the approval by vote or written consent of the holders of a majority of the voting power of the Class A Common Shares then outstanding voting exclusively and as a separate class, the Board shall consist of not less than five (5) Directors and not more than eleven (11) Directors.
20.2   The Board of Directors shall have a chairman of the Board of Directors elected and appointed by the Directors. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the Chairman and the vice-chairman shall hold office shall also be determined by the Directors. The Chairman shall preside as chairman at every meeting of the Board of Directors at which he is present. Where the Chairman is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any) shall act as chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting.

21.
Appointment, Disqualification and Removal of Directors

21.1   Save as provided in Article 21.4 and subject to Articles 21.2 and 21.9, Directors shall be elected by an Ordinary Resolution of Members. Persons proposed by the Board for election at a general meeting of the Company shall be nominated only and after consultation with the Nominating and Corporate Governance Committee (if such committee is established).
21.2   Appointment Rights
(a)   Ambipar shall be entitled to nominate a number of designees to the Board of Directors by written notice served upon the Company, as set forth below:
(i)   for so long as the aggregate voting power of Class B Common Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the Directors; provided that at least one (1) out of such Directors shall qualify as an Independent Director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the Audit Committee; provided, further, that if more than one Director nominated by Ambipar shall be appointed as a member of the Audit Committee, such member shall also qualify as an Independent Director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; and
(ii)   for so long as the aggregate voting power of Class B Common Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the Directors to the Board of Directors.
(b)   For so long as the Sponsor is subject to the transfer restrictions with respect to its Class A Common Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one Director by written notice served upon the Company; provided that such Sponsor Director shall qualify as an Independent Director. The Sponsor Director shall also be appointed as a member of the Audit Committee, provided that the Sponsor Director shall be considered an Independent Director pursuant to Rule 10A-3 under the Exchange Act.
(c)   For so long as Opportunity shall hold at least fifty percent (50%) of the Class A Common Share voting power held by Opportunity immediately after Closing (as defined in the Business Combination Agreement), Opportunity shall be entitled to nominate one Director by written notice served upon the Company.
21.3   Each Director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a Director or the Director’s removal in accordance with these Articles notwithstanding any agreement between the Company and such Director. Directors are eligible for re-election.
21.4   Subject to Articles 21.2 and 21.9, any vacancies on the Board arising other than upon the removal of a Director by resolution passed at a general meeting can be filled by the remaining Director(s) (notwithstanding that the remaining Director(s) may constitute fewer than the number of Directors required by Article 20.1 or fewer than is required for a quorum pursuant to Article 28.1). Any such appointment shall be as an interim Director to fill such vacancy until the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting).

21.5   There is no age limit for Directors of the Company.
21.6   No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company.
21.7   While any shares of the Company are admitted to trading on a Designated Stock Exchange, the Board must at all times comply with the residency and citizenship requirements of securities laws of the United States applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes.
21.8   Subject to Articles 21.2 and 21.9, Directors may be removed (with or without cause) by Ordinary Resolution of Members. The notice of general meeting must contain a statement of the intention to remove the Director and must be served on the Director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
21.9   Each of Ambipar, Sponsor and Opportunity, as applicable, shall have the exclusive right to appoint and remove the respective Director(s) appointed by it, and appoint replacement Director(s). Any such Director(s) shall be nominated, appointed and removed only by Ambipar, Sponsor or Opportunity, as the case may be, by written notice served upon the Company. Such appointment or removal by Ambipar, Sponsor or Opportunity, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.
21.10   The office of a Director shall be vacated automatically if:
(a)   he or she becomes prohibited by law from being a Director;
(b)   he or she becomes bankrupt or makes any arrangement or composition with his creditors generally;
(c)   he or she dies or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director;
(d)   he or she resigns his or her office by notice to the Company; or
(e)   he or she has for more than six (6) months been absent without permission of the Directors from meetings of Directors held during that period and the remaining Directors resolve that his or her office be vacated.

22.
Alternate Directors

22.1   Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.
22.2   An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors (in place of his appointor) and generally to perform all the functions of his appointor as a Director in his absence.
22.3   An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.
22.4   Any appointment or removal of an alternate Director shall be by written notice to the Company at its registered office, signed by the Director making or revoking the appointment, or in any other manner approved by the Directors.

22.5   Subject to the provisions of these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

23.
Powers of Directors

23.1   Subject to the provisions of the Law, to the Memorandum and the Articles, to any directions given by Ordinary Resolution and to the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
23.2   The Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

24.
Delegation of Directors’ Powers

24.1   Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the offices of chief executive officer, chief operating officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and with such powers and duties as the Directors may think fit.
24.2   Without limiting the generality of Article 24.1, the Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.
24.3   The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.
24.4   Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and any other such committee as the Directors may determine), consisting of one or more Directors. They may also delegate to any executive officer or committee of executive officers such of their powers as they consider desirable to be exercised by him or them. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.
24.5   Without limiting the generality of Article 24.4, the Board shall establish a permanent Audit Committee and may establish a Compensation Committee and a Nominating and Corporate Governance

Committee and, where such committees are established, the Board may adopt formal written charters for such committees and, if so, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 24.4 and as required by the rules of the Designated Stock Exchange or applicable law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares is listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules of the Designated Stock Exchange or otherwise required by applicable law.
24.6   At least one (1) member of the Audit Committee will be an audit committee financial expert as determined by the rules adopted by the Designated Stock Exchange. Such financial expert shall have a special past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication

25.
Remuneration and Expenses of Directors

25.1   The Directors shall be entitled to such remuneration as the Board may determine and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee will assist the Board in reviewing and approving compensation decisions.
25.2   Members of the Audit Committee may be paid annual compensation in the form of a fixed salary in such amount as the Board may determine.
25.3   A Director who at the request of the Directors goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide.
25.4   The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

26.
Directors’ Gratuities and Pensions

The Directors may cause the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

27.
Directors’ Interests

27.1   Subject to the Law and listing rules of any Designated Stock Exchange, if a Director has disclosed to the other Directors the nature and extent of any direct or indirect interest which the Director has in any transaction or arrangement with the Company, a Director notwithstanding his office:
(a)   may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;
(b)   may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c)   shall not by reason of his office be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
27.2   For the purposes of Article 27.1:
(a)   a general notice given to the Directors to the effect that (1) a Director is a member or officer of a specified company or firm and is to be regarded as having an interest in any transaction or arrangement which may after the date of the notice be made with that company or firm; or (2)  a Director is to be regarded as interested in any transaction or arrangement which may after the date of the notice be made with a specified person who is connected with him or her shall be deemed to be a sufficient disclosure that the Director has an interest of the nature and extent so specified; and
(b)   an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.
27.3   A Director must disclose any direct or indirect interest in any transaction or arrangement with the Company, and following a declaration being made pursuant to the Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of any Designated Stock Exchange or specific policies adopted by the Board, and unless disqualified by the chairman of the relevant meeting, a Director may vote in respect of any such transaction or arrangement in which such Director is interested and may be counted in the quorum at such meeting.
27.4   Notwithstanding the foregoing, no “Independent Director” (as defined herein) and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

28.
Proceedings of Directors

28.1   The quorum for the transaction of the business of the Directors shall be a simple majority of the Directors then in office (subject to there being a minimum of two (2) Directors present). A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum, but one such Director shall not constitute a quorum on his own.
28.2   Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
28.3   A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.
28.4   A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointor and in his capacity as a Director) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. Unless otherwise provided by its terms, such a resolution shall be effective from the date and time of the last signature.
28.5   A Director or alternate Director may, and another officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.
28.6   Notwithstanding Article 28.5, if all Directors so agree to the meeting, a Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director may, call a meeting of the Directors on shorter notice than is provided for in Article 28.5 by notice in writing to every Director and alternate Director, which notice shall set forth the general nature of the business to be considered.
28.7   The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
28.8   All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
28.9   A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by electronic mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

29.
Secretary and Other Officers

The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as to the duration of office, remuneration and otherwise as they may think fit PROVIDED THAT, the Directors may only appoint persons as directors of the Company in accordance with Article 21.3. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove from that position any Secretary or other officer appointed pursuant to this Article.

30.
Minutes

The Directors shall cause minutes to be made in books kept for the purposes of recording:
(a)   all appointments of officers made by the Directors; and
(b)   all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company and of the Directors and of committees of Directors, including the names of the Directors present at each such meeting.

31.
Seal

31.1   The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director or by such other person as the Directors may authorise.
31.2   The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used.

31.3   The Directors may by resolution determine (i) that any signature required by this Article need not be manual but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.
31.4   No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company.

32.
Dividends

32.1   Subject to any rights and restrictions for the time being attached to any shares and subject to the provisions of these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor, but no dividend shall exceed the amount recommended by the Directors.
32.2   Subject to the provisions of the Law and of these Articles, the Directors may declare dividends in accordance with the respective rights of the Members and authorise payment of the same out of the funds of the Company lawfully available therefor. If at any time the share capital is divided into different classes of shares, the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.
32.3   The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit.
32.4   Except as otherwise provided by the rights attached to shares and subject to Article 15, all dividends shall be paid in proportion to the number of shares a Member holds as of the date the dividend is declared; save that (a) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (b) where the Company has shares in issue which are not fully paid up (as to par value) the Company may pay dividends in proportion to the amount paid up on each share.
32.5   The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.
32.6   Any Ordinary Resolution or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.
32.7   Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.
32.8   No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.
32.9   Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.
32.10   Notwithstanding anything to the contrary herein, for the financial  years set forth below, dividends and other distributions on any shares in issue (or payments of the same out of the funds of the Company) may not exceed the following rates, in each case as calculated in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board:
For the financial year of the Closing (as defined in the Business Combination Agreement)	25% of the Company’s net income for such financial year
For the first financial year following the Closing (as defined in the Business Combination Agreement)	50% of the Company’s net income for such financial year
For the second financial year following the Closing (as defined in the Business Combination Agreement)	50% of the Company’s net income for such financial year

33.
Financial Year, Accounting Records and Audit

33.1   Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January each year.
33.2   The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
33.3   No Member shall be entitled to require discovery of or any information with respect to any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.
33.4   The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books and corporate records of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, the listing rules of any Designated Stock Exchange or authorised by the Directors.
33.5   Subject to Articles 33.4, and 33.6 a printed copy of the Directors’ report, if any, accompanied by the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity, including every document required by the Law to be annexed thereto, made up to the end of the applicable financial year, shall be sent to the Members before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 16.2, provided that this Article 33.5 shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares.
33.6   The requirement to send to a person referred to in Article  33.5 the documents referred to in that Article shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 33.5 on the Company’s Website, transmits it to SEC’s website or in any other permitted manner (including by sending any other form of electronic communication), and that person has agreed or is deemed by the Company to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.
33.7   Subject to applicable law and to the rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Directors.
33.8   Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

34.
Capitalisation of Profits

34.1   The Directors may:
(a)   subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve;
(b)   appropriate the sum resolved to be capitalised to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other, provided that on any such capitalization holders of Class A Common Shares shall receive Class A Common Shares (or rights to acquire Class A Common Shares, as the case may be) and holders of Class B Common Shares shall receive Class B Common Shares (or rights to acquire Class B Common Shares, as the case may be);
(c)   resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;
(d)   make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and
(e)   authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members.

35.
Share Premium Account

35.1   The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article  4.12.
35.2   There shall be debited to any share premium account:
(a)   on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and
(b)   any other amounts paid out of any share premium account as permitted by Section 34 of the Law.

36.
Notices

36.1   Except as otherwise provided in these Articles and subject to the rules of any Designated Stock Exchange, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally or by posting it airmail or by air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.
36.2   Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail with a copy by electronic mail.
36.3   Any notice or other document, if served by:
(a)   post, shall be deemed to have been served five days after the time when the letter containing the same is posted;
(b)   facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;
(c)   recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;
(d)   electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or
(e)   placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website.
In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
36.4   A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.
36.5   Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.
36.6   Notice of every general meeting of the Company shall be given to:
(a)   all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and
(b)   every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.
No other Person shall be entitled to receive notices of general meetings

37.
Winding Up

37.1   The Board shall have the power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

37.2   If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.
37.3   If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

38.
Indemnity

38.1   Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty, willful default or fraud in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto.
38.2   No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii)  by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud.
38.3   The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 38.4 hereof) Other Indemnitors. The Company hereby agrees that: (i) it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of any Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary); (ii) it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person) without regard to any rights an Indemnified Person may have against any Other Indemnitors; and (iii) it irrevocably waives, relinquishes and releases any Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by any Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, and without prejudice to Article  39 below, Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article  38.4 hereof, shall be an Other Indemnitor.
38.4   The Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Article 38 or under applicable law): (a)  a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary of the Company or in which the Company has or had an interest (whether direct or indirect); or (b) the trustee of a retirement benefits scheme or other trust in which a person referred to in Article 38.1 is or has been interested, indemnifying him against any liability which may lawfully be insured against by the Company.

39.
Claims Against the Company

Notwithstanding Article 38.3, unless otherwise determined by a majority of the Board, in the event that (i) any Member (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.

40.
Untraceable Members

40.1   Without prejudice to the rights of the Company under Article  40.2, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two (2) consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.
40.2   The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:
(a)   all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;
(b)   so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and
(c)   the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purposes of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in this Article 40.2 and ending at the expiry of the period referred to in that paragraph.
40.3   To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such persons shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankruptcy or otherwise under any legal disability or incapacity.

41.
Amendment of Memorandum of Articles

41.1   Subject to the Law, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein.
41.2   Subject to the Law and as provided in these Articles (including in Article 41.3), the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part.
41.3   In addition to any rights provided by Law or otherwise set forth in these Articles, the Company shall not,
(a)   without the approval by vote or written consent of the holders of a majority of the voting power of the Class A Common Shares then outstanding, voting exclusively and as a separate class, amend these Articles in the event such amendment would adversely affect the rights of the holders of the Class  A Common Shares or otherwise have an adverse effect on such rights;
(b)   for so long as Sponsor has the right to designate a Director to the Board pursuant to Article 21.2(b), without the approval by vote or written consent of the Sponsor, amend Articles 21.2(b) or 21.9 to the detriment of the Sponsor, nor amend Article 41.3(a) or this Article 41.3(b);
(c)   for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), without the approval by vote or written consent of Opportunity, amend Articles 4.1(b)(i), 21.2(c) or 21.9 to the detriment of Opportunity, nor amend Article 41.3(a), this Article  41.3(c) or Article 41.3(d); and
(d)   for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), without the approval by vote or written consent of Opportunity, amend or terminate any policies with respect to related party transactions of the Company.
41.4   If the holders of the Shares vote in favour of any matter set out in Articles 41.3(a) to 41.3(d) but the requisite approvals set out in Article  41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, have not been obtained in accordance with Article 41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, the applicable holders referenced in Article 41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, shall have, in such vote, voting rights equal to the aggregate voting power of all the holders of Shares who voted in favour of such matter plus one.

42.
Transfer by Way of Continuation

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

43.
Merger and Consolidation

43.1   Subject to the Law and the rules of any Designated Stock Exchange, the Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Law), upon such terms as the Directors may determine.
43.2   For the avoidance of doubt: a) statutory mergers and consolidations have the specific meaning as set out in Act, b) no additional requirements are imposed by the Articles, and c) transactions which are not deemed by the Directors, in their sole discretion following due deliberations and advice, to be a merger or consolidation as set out in the Law, do not require a Special Resolution and may be carried out by the Company with the approval of Directors and shall not (unless otherwise set out in these Articles or the Law) require separate shareholder approval.

Exhibit I
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
Companhia Aberta de Capital Autorizado
CNPJ/ME n° 12.648.266/0001-24
NIRE 35300384466
FATO RELEVANTE
A Ambipar Participações e Empreendimentos S.A. (“Ambipar” ou “Companhia”) (B3: AMBP3), em cumprimento ao disposto no Artigo 157, § 4º, da Lei nº 6.404, de 15 de dezembro de 1976, conforme alterada, e na Resolução CVM nº 44, de 23 de agosto de 2021, informa a seus acionistas e ao mercado em geral, que a Emergência Participações S.A., controlada da Companhia responsável pela prestação de serviços industriais e resposta a emergências ambientais (“Emergência”), celebrou um acordo para combinação de negócios com a HPX Corp. (“HPX”) (NYSE: HPX), uma sociedade de aquisição de propósito específico (special purpose acquisition company) (SPAC) (“Combinação de Negócios”).
Após a conclusão da Combinação de Negócios, a Ambipar Emergency Response (“Ambipar Response”), sociedade recém-constituída de acordo com a legislação das Ilhas Cayman, deterá a totalidade das ações da Emergência Participações S.A., bem como passará a ser negociada publicamente e listada na NYSE com o ticker “AMBI”.
Desta forma, com a referida Combinação de Negócios, espera-se se que a empresa combinada tenha um Enterprise Value pro-forma de aproximadamente R$ 3,1 bilhões, o que representa um múltiplo EV/EBITDA implícito de 11,1x com base no EBITDA reportado dos últimos doze meses encerrados em 31 de março de 2022, e Equity Value pro-forma implícito de aproximadamente R$ 2,9 bilhões.
A Companhia, que, atualmente, é a única acionista da Emergência, permanecerá como acionista majoritária da Ambipar Response, na qual deterá aproximadamente, 71,8% do capital social (e, aproximadamente, 96,2% do capital votante), considerando a conclusão da Combinação de Negócios e o valor mínimo já garantido de capitalização de aproximadamente US$ 168 milhões.
Caso determinadas condições negociadas no âmbito da Combinação de Negócios sejam verificadas, o grupo Ambipar terá direito ao recebimento de um potencial earn-out, aumentando sua participação acionária na Ambipar Response. O earn-out poderá adicionar até US$ 110 milhões no valor do Enterprise Value pro-forma implícito da Ambipar Response, o que representa um múltiplo EV/EBITDA de 13,3x com base no EBITDA reportado dos últimos doze meses encerrados em 31 de março de 2022.
A Ambipar Response seguirá oferecendo uma ampla gama de serviços ambientais, industriais e emergenciais para uma base de clientes diversificada nos setores logístico, químico, de petróleo e gás, mineração, industrial, entre outros.
A Emergência, cuja totalidade de ações passará a ser detida pela Ambipar Response, registrou, nos últimos doze meses encerrados em 31 de março de 2022, receita líquida de R$ 1,0 bilhão e EBITDA de R$ 278 milhões.
A Ambipar Response possui um portfólio de mais de 10 mil clientes com relacionamentos de longa data em diversos setores e geografias, incluindo Estados Unidos, Canadá, Reino Unido, Irlanda, Países Baixos, Chile, Colômbia, Peru, Paraguai, entre outros, além do Brasil, onde conta com vasta abrangência territorial.
Visão geral da Combinação de Negócios
A Combinação de Negócios avalia a Ambipar Response a um Enterprise Value pro-forma de R$ 3,1 bilhões, com um múltiplo EV/EBITDA implícito de 11,1x com base no EBITDA reportado dos últimos doze meses encerrados em 31 de março de 2022, e Equity Value pro-forma implícito de aproximadamente R$ 2,9 bilhões.
Espera-se que a Combinação de Negócios gere uma capitalização para a Ambipar Response de, no mínimo, US$ 168 milhões, podendo chegar a até US$ 415 milhões, caso não haja resgate de ações pelos atuais acionistas da HPX. Os recursos provenientes da Combinação de Negócios serão utilizados para acelerar o crescimento orgânico e inorgânico da Ambipar Response. Investidores institucionais de primeira linha, incluindo pessoas físicas, se comprometeram (a) a aportar o montante mínimo da capitalização, no âmbito da celebração de contratos de subscrição privados (“PIPE”); ou (b) a não resgatar as ações de emissão da HPX de que são titulares. Além disso, a Companhia concordou com um lock-up de três anos para negociação com as ações de emissão da Ambipar Response e de sua titularidade e os acionistas privados da HPX concordaram com um lock-up de três anos em suas ações.
Considerando a capitalização mínima de US$ 168 milhões, espera-se que a estrutura acionária da Ambipar Response após a Combinação de Negócios seja a seguinte: 71,8% detidos pela Companhia, 24,7% detidos pelos investidores do PIPE e pelos acionistas da HPX que não resgatarem suas ações, e 3,5% do patrocinador (sponsor) da HPX.
A Ambipar Response adotará uma estrutura de duas classes de ações, de acordo com a qual a Companhia deterá todas as ações ordinárias da Classe B em circulação, as quais possuem direito de 10 votos por ação, mas são idênticas, em termos  percentuais em relação ao capital social total, às ações ordinárias Classe A emitidas a todos os outros acionistas no âmbito da Combinação de Negócios. Com isso, a participação da Companhia no capital votante da Ambipar Response será de aproximadamente 96,2%, considerando somente a capitalização mínima já garantida.
Espera-se que a Combinação de Negócios, que foi aprovada pelo Conselho de Administração da Companhia e da HPX, seja concluída no segundo semestre de 2022, sujeita à aprovação dos acionistas da HPX e de outras condições habituais de fechamento.
Apresentação de investidores e Webcast
Mais informações, incluindo uma apresentação para investidores, estarão acessíveis no site de relações com investidores da Companhia (http://ri.ambipar.com) e na aba de investidores no site da HPX (http://www.hpxcorp.com).
Informações adicionais sobre a Combinação de Negócios proposta, incluindo uma cópia do contrato de Combinação de Negócios e apresentação de investidores, serão fornecidas no Formulário 8-K que conterá uma apresentação de investidores a ser apresentada pela HPX com a Comissão de Valores Mobiliários dos Estados Unidos (“SEC”) e estará disponível em www.sec.gov.
A HPX realizará uma teleconferência em 06 de julho, às 11:00 (BRT), que pode ser acessada no link: https://mzgroup.zoom.us/webinar/register/WN_7ar1JW45TmiGJzWKiMz_cg em inglês.
A Companhia realizará outra teleconferência em 06 de julho, às 09:00 (BRT), que pode ser acessada no link: https://webcastlite.mziq.com/cover.html?webcastId=442a92d0-eb36-4751-874b-3a91d8f6af62 em português e no link:
https://webcastlite.mziq.com/cover.html?webcastId=2e6edf93-3ed6-4d8b-91a6-e6379bd54049 em inglês.
Assessores da transação
O Bank of America Merrill Lynch Banco Múltiplo S.A. está atuando como assessor financeiro da Ambipar Response e da Companhia, e o BofA Securities, Inc. está atuando como placement agent no contexto do PIPE.
O Simpson Thacher & Bartlett LLP está atuando como assessor jurídico da Ambipar Response e da Companhia nos Estados Unidos, e o Mattos Filho, Veiga Filho, Marrey Jr e Quiroga Advogados como assessor jurídico das duas companhias em matérias referentes ao direito brasileiro.
O Skadden, Arps, Slate, Meagher & Flom LLP está atuando como assessor jurídico da HPX nos Estados Unidos, o Greenberg Traurig, LLP atua como consultor jurídico em certos temas de diligência internacional para o HPX e BRZ Advogados como consultor jurídico em assuntos brasileiros.
Sobre a Ambipar Response
A Ambipar Response é uma das principais prestadoras de serviços industriais e resposta a emergências ambientais no Brasil com presença global e receita líquida de R$ 1,0 bilhão nos últimos doze meses encerrados no dia 31 de março de 2022. A Ambipar Response está presente em 16 países com 216 bases operacionais e 2.200 colaboradores ao fim do ano de 2021. Para mais informações, visite http://www.ambipar.com.
Sobre a HPX
A HPX (NYSE: HPX) é uma companhia de aquisição de propósito específico que, desde sua oferta pública inicial de US$ 253 milhões na NYSE em julho de 2020, tem procurado combinar seus negócios com uma empresa sediada no Brasil em um setor que se beneficiaria do crescimento de longo prazo da economia brasileira, com um plano de expansão internacional como parte de sua estratégia global de crescimento e que poderia se beneficiar da experiência da equipe de gestão da HPX em operar nos mercados globais.
O patrocinador da HPX é a HPX Capital Partners LLC, controlada por Bernardo Hees e Rodrigo Xavier, ambos co-presidentes do conselho de administração da HPX, e Carlos Piani, CEO e CFO da HPX. Para mais informações, visite http://www.hpxcorp.com.
Sobre a Companhia
A Companhia é uma holding fundada em 1995 por Tercio Borlenghi Junior e atua em duas divisões de serviços: Environment e Response. A Companhia tornou-se uma empresa de capital aberto em 2020 (B3: AMBP3).
Informações adicionais sobre a Combinação de Negócios
Nos termos da regulamentação da SEC, a HPX divulgará informações adicionais sobre a Combinação de Negócios, que estarão disponíveis no site da SEC (www.sec.gov) e no site da HPX (https://www.hpxcorp.com/).
O INVESTIMENTO EM QUAISQUER VALORES MOBILIÁRIOS AQUI DESCRITOS NÃO FOI APROVADO OU REPROVADO PELA SEC, CVM OU QUALQUER OUTRA AUTORIDADE REGULADORA, NEM QUALQUER AUTORIDADE VALIDOU O MÉRITO DA COMBINAÇÃO DE NEGÓCIOS OU QUALQUER OFERTA DE VALORES MOBILIÁRIOS OU A EXATIDÃO OU ADEQUAÇÃO DAS INFORMAÇÕES AQUI FORNECIDAS.
Este Fato Relevante tem caráter meramente informativo e não deve, em nenhuma circunstância, ser interpretado como recomendação de investimento, tampouco como uma oferta para subscrição de quaisquer valores mobiliários da Companhia, da Ambipar Response ou da HPX.
A Companhia manterá seus acionistas e o mercado em geral devidamente informados a respeito de quaisquer desdobramentos ou deliberações a respeito da Combinação de Negócios, incluindo sobre a listagem nos Estados Unidos, respeitadas as restrições constantes das normas da CVM e demais leis aplicáveis.
São Paulo, 06 de julho de 2022.
Ambipar Participações e Empreendimentos S.A.
Thiago da Costa Silva
Diretor Financeiro e de Relações com Investidores
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
Publicly-held Company with an Authorized Capital
CNPJ/ME n° 12.648.266/0001-24
NIRE 35300384466
MATERIAL FACT
Ambipar Participações e Empreendimentos S.A. (“Ambipar” or “Company”) (B3: AMBP3) in compliance with Article 157, paragraph 4, of Law 6. 404, of December 15, 1976, as amended, and CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that Emergência Participações S.A., the Company’s subsidiary responsible for providing industrial and environmental emergency response services (“Emergência”), entered into an agreement for business combination with HPX Corp. (“HPX”) (NYSE: HPX), a special purpose acquisition company (SPAC) (“Business Combination”).
Upon completion of the Business Combination, Ambipar Emergency Response (“Ambipar Response”), a company newly incorporated under the laws of the Cayman Islands, will hold all of the shares issued by Emergencia Participações S.A., as well as will become publicly traded and listed on the NYSE under the ticker symbol “AMBI”.
With the mentioned Business Combination, the combined company is expected to have a pro-forma enterprise value of approximately R$3.1 billion, which represents an implied EV/EBITDA multiple of 11.1x based on reported EBITDA for the last twelve months ended March 31, 2022, and pro-forma implied equity value of approximately R$2.9 billion.
The Company, which is currently the sole shareholder of Emergência, will remain as the majority shareholder of Ambipar Response, in which it will hold approximately 71.8% of the capital stock (and approximately 96.2% of the voting capital), considering the completion of the Business Combination and the already guaranteed minimum capitalization of approximately US$ 168 million.
If certain conditions negotiated under the Business Combination are verified, Ambipar group will be entitled to receive a potential earn-out, increasing its equity interest in Ambipar Response. The earn-out could add up to US$110 million to Ambipar Response’s pro-forma implied enterprise value, which represents an EV/EBITDA multiple of 13.3x based on reported EBITDA for the last twelve  months ended March 31, 2022.
Ambipar Response will continue to offer a wide range of environmental, industrial and emergency services to a diversified client base in the logistics, chemical, oil and gas, mining and industrial sectors, among others.
Emergência, which will have Ambipar Response as its only shareholder, registered, in the last twelve months ended March 31st, 2022, net revenue of R$ 1.0 billion and EBITDA of R$ 278 million.
Ambipar Response has a portfolio of more than 10 thousand clients with long-term relationships in several industries and geographies, including the United States, Canada, the United Kingdom, Ireland, the Netherlands, Chile, Colombia, Peru, Paraguay, among others, in addition to Brazil, where it has a wide territorial coverage.
Business Combination Overview
The Business Combination values Ambipar Response at a pro-forma enterprise value of R$3.1 billion, with an implied EV/EBITDA multiple of 11.1x based on reported EBITDA for the last twelve  months ended March 31, 2022, and pro-forma implied equity value of approximately R$2.9 billion.
The Business Combination is expected to generate a capitalization for Ambipar Response of at least US$ 168 million, which could reach up to US$ 415 million if there is no share redemption by the current shareholders of HPX. The proceeds from the Business Combination will be used to accelerate the organic and inorganic growth of Ambipar Response. Leading institutional investors, including individuals, have undertaken (a) to contribute the minimum amount of the capitalization under private subscription agreements (“PIPE”); or (b) not to redeem the shares issued by HPX and held by them. In addition, the Company has agreed to a three-year lock-up concerning the shares issued by Ambipar Response and held by it and the private shareholders of HPX have agreed to a three-year lock-up in their shares.
Assuming the minimum capitalization of $168 million, it is expected that the shareholding structure of Ambipar Response after the Business Combination will be as follows: 71.8% held by the Company, 24.7% held by PIPE investors and HPX shareholders who did not redeem their shares, and 3.5% held by the sponsor of HPX.
Ambipar Response will adopt a dual-class share structure, pursuant to which the Company will hold all of the outstanding Class B common shares, which provides 10 votes per share, but are otherwise identical, in terms of percentage in relation to total share capital, to the Class A common shares issued to all other shareholders under the Business Combination. As a result, the Company’s share in the voting capital of Ambipar Response will be approximately 96.2%, considering the minimum capitalization of US$ 168 million.
The Business Combination, which has been approved by the Board of Directors of the Company and HPX, is expected to be completed in the second half of 2022, subject to the approval of the shareholder of HPX and other customary closing conditions.
Investor Presentation and Webcast
Further information, including an investor presentation, is accessible on the Company’s investor relations website (http://ri.ambipar.com) and on the investor tab on HPX’s website (http://www.hpxcorp.com).
Additional information about the proposed Business Combination, including a copy of the Business Combination Agreement and investor presentation, will be provided in a Form 8-K that will contain an investor presentation to be filed by HPX with the United States Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.
HPX will host a conference call on July 6, at 11:00 a.m (BRT)., which can be accessed at https://mzgroup.zoom.us/webinar/register/WN_7ar1JW45TmiGJzWKiMz_cg in English.
The Company will hold another conference call on July 6, at 09:00 am (BRT), which can be accessed through the link:
https://webcastlite.mziq.com/cover.html?webcastId=442a92d0-eb36-4751-874b-3a91d8f6af62 in Portuguese and through the link:
https://webcastlite.mziq.com/cover.html?webcastId=2e6edf93-3ed6-4d8b-91a6-e6379bd54049 in English.
Transaction Advisors
Bank of America Merrill Lynch Banco Múltiplo S.A. is serving as financial advisor to Ambipar Response and the Company, and BofA Securities, Inc. is acting as placement agent in connection with the PIPE.
Simpson Thacher & Bartlett LLP is serving as legal advisor to Ambipar Response and the Company in the United States, and Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados is serving as legal advisor to both companies on matters relating to Brazilian law.
Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor to HPX in the United States, Greenberg Traurig, LLP is serving as legal advisor on certain international diligence matters for HPX and BRZ Advogados as legal advisor on Brazilian matters.
About Ambipar Response
Ambipar Response is a leading provider of industrial and environmental emergency response services in Brazil with a global presence and net revenues of R$1.0 billion in the last twelve  months ended 31 March 2022. Ambipar Response is present in 16 countries with 216 operational bases and 2,200 employees by the end of 2021. For more information, visit http://www.ambipar.com.
About HPX
HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July  2020, has sought to combine its business with a Brazil-based company in a sector that would benefit from the long-term growth of the Brazilian economy, with an international expansion plan as part of its global growth strategy and that could benefit from the experience of HPX’s management team in operating in global markets.
HPX’s sponsor is HPX Capital Partners LLC, wich is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, CEO and CFO of HPX. For more information, visit http://www.hpxcorp.com

About the Company
The Company is a holding company founded in 1995 by Tercio Borlenghi Junior and operates in two service divisions: Environment and Response. The Company became a publicly traded company in 2020 (B3: AMBP3).
Additional Information on the Business Combination
Pursuant to SEC regulations, HPX will disclose additional information about the Business Combination, which will be available on the SEC’s website (www.sec.gov) and on HPX’s website (https://www.hpxcorp.com/).
INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, CVM OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY VALIDATED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN.
This Material Fact is for informational purposes only and should not, under any circumstances, be construed as an investment recommendation, nor as an offer to subscribe for any securities of the Company, Ambipar Response or HPX.
The Company will keep its shareholders and the market in general duly informed about any developments or resolutions concerning the Business Combination, including the listing in the United States, in compliance with the restrictions set forth in the CVM rules and other applicable laws.
São Paulo, July 6th, 2022.
Thiago da Costa Silva
Chief Financial Officer and Investor Relations Officer

Exhibit J
Cost Sharing Agreement
This Cost Sharing Agreement (this “Agreement”), dated as of [•] (the “Effective Date”), is by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A hereto (each a “Subsidiary” and jointly with Emergência, the “Recipients”. Ambipar and the Recipients are hereinafter referred to individually as a “Party” and, collectively, as the “Parties”, and, as intervening consenting party, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands, with registered offices at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001 (“New PubCo”).
WHEREAS, Ambipar is a holding company with investments in entities that perform activities related to the collection, transport, management and recovery of waste, reverse manufacturing, prevention, training, and emergency assistance;
WHEREAS, the Recipients are Controlled by Ambipar;
WHEREAS, pursuant to the terms and subject to the conditions of that certain Business Combination Agreement dated July 5, 2022 by and among New PubCo, Ambipar, Emergência, Ambipar Merger Sub and HPX Corp. by which the parties thereto have agreed on the terms of a joint investment in Emergência (“Business Combination Agreement”);
WHEREAS, the Recipients wish that Ambipar provides certain shared administrative activities to the Recipients under and pursuant to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINED TERMS
Section 1.1   Defined Terms.   Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the following meanings:
(a)   “Activities” means organization and corporate support activities, marketing, compliance, legal, IT, treasury, controllership, human resources, invoicing, debt collection, project assessment, accounting documentation, fleet management, quality function, labor safety, investor relations and sustainability advisory services.
(b)   “Actual Monthly Ambipar Response Expenses” means the Monthly Ambipar Response Expenses actually incurred by the Recipients in a calendar month.
(c)   “Actual Ambipar Response Expenses” means with respect to any given calendar year, the sum of all the Actual Monthly Ambipar Response Expenses incurred in each month of such calendar year.
(d)   “Additional Activities” means any additional activities not covered by the terms of this Agreement that the Parties may mutually agree in writing (by means of the execution of an amendment to this Agreement) that will be performed, managed or executed by Ambipar to support the growth and development of the Recipients.
(e)   “Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with, such Person.

(f)   “Ambipar Environmental Business” means the activities carried out by Environmental ESG Participações S.A and its subsidiaries.
(g)   “Ambipar Response Business” means the activities carried out by New Pubco and its subsidiaries.
(h)   “Ambipar Response Expenses” means the Expenses multiplied by the Expenses Participation. For the calendar year 2022, the Ambipar Response Expenses is equal to twelve million nine-hundred thousand Brazilian Reais (R$12,900,000.00).
(i)   “Ambipar Response Expenses Adjustment Amount” means the Ambipar Response Expenses minus the Actual Ambipar Response Expenses.
(j)   “Brazilian Civil Code” means Law 10,406, of January 10, 2002.
(k)   “Business Day” means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the City of São Paulo, Brazil are closed for business.
(l)   “Control” means (including with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, according to the Brazilian Corporate Law No . 6,404/76.
(m)   “Expenses” means the aggregate amount of estimated expenses to be incurred by Ambipar for the Shared Activities in any given calendar year to be provided to the Ambipar Response Business and the Ambipar Environmental Business, as of the date hereof and updated at the end of each financial year of Ambipar thereafter.
(n)   “Expenses Participation” means either the Revenue Participation or such other method to determine the allocation of Expenses between the Ambipar Environmental Business and the Ambipar Response Business as may be jointly determined by Ambipar and the Recipients in writing by its legal representatives, annually at the latest 60 (sixty) days before the end of the fiscal year, subject to the prior approval of New PubCo’s audit committee.
(o)   “Data Protection Laws” mean any data protection or privacy Legal Requirements, whether currently in force or enacted during the Term, including from the Brazilian Federal Law No. 13,709/2018 (General Data Protection Law — LGPD), as amended, and its regulations.
(p)   “Governmental Entity” means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
(q)   “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, collective bargaining agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
(r)   “Monthly Ambipar Response Expenses” means the Ambipar Response Expenses divided by twelve (12).
(s)   “Order” mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.
(t)   “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company

(including any limited liability company or joint-stock company), firm or another enterprise, association, organization, entity or Governmental Entity.
(u)   “Personnel” of a Person means any agents, employees, contractors or subcontractors engaged or appointed by such Person.
(v)   “Representatives” means with respect to any Person, such Person’s directors, officers, managers, employees, agents, advisors and other representatives.
(w)   “Revenue Participation” means the percentage of the net revenues of Ambipar generated by Ambipar Response Business as of the date hereof and updated at the end of each financial quarter of Ambipar thereafter.
(x)   “Shared Activities” means the activities set forth in Exhibit B hereof and any Additional Activities that may be mutually agreed upon from time to time.
(y)   “Tax” or “Taxes” means, without duplication, (a) any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, services use, estimated, occupation, value added, ad valorem, garancias ocasionales, transfer, franchise, withholding, payroll, social security, para-fiscal contributions, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability for the payment of any amounts of the type described in (a) as a result of contract, transferee liability or of being a member of an affiliated, consolidated, combined, unitary or aggregate group or of any other relationship giving rise to statutory subsidiary liability (“responsabilidade tributária”), being the party legally responsible for withholding and/or collection (“responsável tributário”) and/or as tax successor (“sucessor tributário”).
(z)   “Tax Authority” means any national, federal, state, local, or municipal Governmental Entity exercising authority to charge, audit, regulate or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the U.S. Internal Revenue Service).
(aa)   “Third Party” means any Person, other than Ambipar and the Recipients.
Section 1.2   Construction.
(a)   As used in this Agreement, (i) each of the words “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (ii) references to any specific Legal Requirement in this Agreement shall be deemed to refer to such as amended from time to time and to any rules or regulations and interpretations promulgated thereunder; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) references to “written” or “in writing” include in electronic form; (v)  the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words shall, unless otherwise stated, be construed to refer to this entire Agreement as a whole, including the Exhibits and Schedules hereto, and not merely to any particular provision of this Agreement; (vi)  references to articles, sections, clauses, exhibits and schedules are to the articles, sections and clauses of, and exhibits and schedules to, this Agreement, unless otherwise specified; (vii) terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement and when used in any certificate or other document made or delivered pursuant hereto, except as otherwise indicated in this Agreement or unless otherwise defined therein; (viii) all references to “days” in this Agreement shall mean calendar days unless otherwise specified; (ix) words of any gender include each other gender; (x) the word “or” shall be disjunctive but not exclusive; (xi) reference to any Person includes such Person’s successors and permitted assigns; (xii)  references to amounts of currency are references to Brazilian Reais unless otherwise indicated; and (xiii) all the agreements (including this Agreement), documents or instruments herein defined mean such agreements, documents or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof.
(b)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day, as calculated pursuant to Section 132 of Brazilian Civil Code.
(c)   The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
NATURE AND SCOPE OF THE SHARED ACTIVITIES
Section 2.1   Shared Activities.   Subject and pursuant to this Agreement, Ambipar will provide, or cause to be provided, to the Recipients the Shared Activities, and Ambipar will perform and provide such Shared Activities in a reasonable time, efficient and professional manner, at a level of skill and care as such as the Shared Activities were being performed, executed or managed prior to the date hereof. Additional Subsidiaries of Emergência may make use of the Shared Activities by adhering to the terms of this Agreement in writing.
Section 2.2   Review.   Without prejudice to the above, but subject to the Business Combination Agreement, the Parties may, at any time during the term of this Agreement, review the Shared Activities, and any changes to the Shared Activities may be mutually agreed in writing by means of the execution of an amendment to this Agreement.
Section 2.3   Additional Recipients.   At any time after the date hereof, any Subsidiary of Emergência may become a Recipient by executing a joinder to this Agreement in the form attached hereto as Exhibit C.
Section 2.4   Facilitation of Shared Activities.
(a)   Obligations of the Recipients.   The Recipients shall (i) subject to the terms and conditions of ARTICLE V (Confidentiality), provide any information and documentation to Ambipar that is necessary for Ambipar to perform, execute or manage the Shared Activities (which shall include, but not be limited to, information related to budgeting, workforce planning (including information with respect to employee recruitment), human resources data-management systems and meal reimbursements); (ii) make available, as reasonably requested by Ambipar, sufficient resources, timely decisions, approvals and acceptances that are required by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, and (iii) provide reasonable access to Ambipar (or the Personnel who need to have such access) to premises, employees, contractors, systems and equipment of the Recipients to the extent required to enable Ambipar to provide and perform the Shared Activities.
(b)   Additional Obligations of the Recipients.   If the use of a software/system is required by the Recipients or by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, (i) the Recipients shall directly negotiate the purchase of new software/systems licenses with vendors from time to time, provided that such vendors and licenses meet Ambipar`s criteria for its own vendors and licenses, or (ii) if Ambipar purchases such licenses directly after obtaining prior written consent of the Recipients, Ambipar shall be reimbursed by the Recipients for the purchase price for such licenses on a pro rata basis considering the portion actually used in order to accomplish obligations hereunder.
ARTICLE III
REIMBURSEMENT AND PAYMENT
Section 3.1   Payment of Monthly Ambipar Response Expenses.   Within two (2) Business Days of each calendar month, Emergência shall pay in advance, or cause each of the Recipients to pay in advance,

to Ambipar, the Monthly Ambipar Response Expenses for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergência.
Section 3.2   Report.
(a)   Within fifteen (15) days from the first day of a subsequent month, Ambipar shall send a report to the Recipients describing the Actual Monthly Ambipar Response Expenses (the “Report”).
(b)   The Recipients shall have the right to dispute any Report sent by Ambipar. Such dispute shall be made during the course of the subsequent quarter following receipt of such Report. Upon the completion of the dispute, Ambipar shall, if necessary, reissue the Report, correcting such month’s Actual Monthly Ambipar Response Expenses.
Section 3.3   Annual Expenses Reconciliation.
(a)   Within ninety (90) days from the last Business Day of Ambipar’s financial year, Ambipar shall calculate the Actual Ambipar Response Expenses for such calendar year.
(b)   If the Ambipar Response Expenses Adjustment Amount is a positive number, the Ambipar shall issue a note of credit to the Recipients in an amount equal to the Ambipar Response Expenses Adjustment Amount.
(c)   If the Ambipar Response Expenses Adjustment Amount is a negative number, Emergência shall pay, or cause each of the Recipients to pay, to Ambipar, the Ambipar Response Expenses Adjustment Amount in accordance with the pro-rata participation of each Recipient in the Actual Ambipar Response Expenses for such calendar year.
Section 3.4   Update of Ambipar Response Expense.   The Ambipar Response Expense shall be updated on a quarterly basis, based on the updated Expenses Participation at the end of each financial quarter of Ambipar. The updated Ambipar Response Expense shall be used to calculate the Monthly Ambipar Response Expense for the successive three (3) calendar months.
Section 3.5   Taxes.   Each Party shall be solely responsible for the payment of all Taxes for which such Party is responsible and charges, including, without limitation, those of a labor and social security nature, regarding the Personnel or Third Parties retained or employed by such Party.
Section 3.6   Late Payment.   In the event any of the Parties fails to timely comply with any payment obligation set forth in this Agreement, the unpaid amount shall accrue, cumulatively, from the date the payment should have been made until the date on which it is actually made: (i) monetary adjustment by IPCA or IGPM, whichever is greater; and (ii) default interest set at 1% (one  percent) per month, calculated pro-rata die.
Section 3.7   Penalty.   In addition to the provisions set forth in Section 3.3, if the Recipients fail to timely comply with their payment obligations set forth in this Agreement and such failure continues for thirty (30) days following written notice sent by Ambipar, the Recipients shall pay to Ambipar a fine equivalent to 10% (ten per cent) of all amounts incurred as costs and expenses for the provision of the Shared Activities in the prior six (6) months from the receipt of such notice.
Section 3.8   No Offset.   Neither of the Parties nor their Affiliates’ payment obligations hereunder shall be subject to offset or reduction for any reason, including by reason of any alleged breach of any provision of this Agreement.
ARTICLE IV
BOOKS AND REGISTRIES
Section 4.1   Obligation to Maintain Records.   The Parties agree to keep proper records and proofs of payments of the Expenses incurred under this Agreement by each Party.
Section 4.2   Separate Records.   The books, accounts and records of each Party to this Agreement must be kept separately to clearly and accurately demonstrate the nature and details of each transaction carried out, including the respective accounting information to demonstrate that the reimbursements have been appropriately made as provided herein, and must be sufficiently detailed to satisfy the legal and regulatory requirements that may apply.
Section 4.3   Request to Review.   The Parties agree that each Party may, at any time, request and receive a copy of any and all reasonable documents, materials, reports, books and records of any kind exclusively relating to the Shared Activities.
ARTICLE V
CONFIDENTIALITY
Section 5.1   Confidentiality.   From time to time during the Term (as defined below), either Party or its Representatives (as the “Disclosing Party”) may disclose or make available to the other Party or its Representatives (as the “Receiving Party”), non-public, proprietary, or confidential information of the Disclosing Party that, if disclosed in writing or other tangible form is clearly labeled as “confidential,” or if disclosed orally, is identified as confidential when disclosed (“Confidential Information”); provided, however, that Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of the Receiving Party’s breach of this Section 5.1; (b) is or becomes available to the Receiving Party on a non-confidential basis from a Third-Party source (other than a Representative of a Party), provided that such Third Party is not and was not prohibited from disclosing such Confidential Information; (c) was in the Receiving Party’s possession prior to the Disclosing Party’s disclosure; or (d) was or is independently developed by the Receiving Party without using or referencing any of the Disclosing Party’s Confidential Information. The Receiving Party shall: (i) protect and safeguard the confidentiality of the Disclosing Party’s Confidential Information with at least the same degree of care as the Receiving Party would protect its own similar confidential information, but in no event with less than a commercially reasonable degree of care; (ii) not use the Disclosing Party’s Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and (iii) not disclose any such Confidential Information to any Person, except to Persons who reasonably need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement. If the Receiving Party is required by applicable Law to disclose any Confidential Information, it shall, prior to making such disclosure, use commercially reasonable efforts to notify the Disclosing Party of such requirements to afford the Disclosing Party the opportunity to seek, at the Disclosing Party’s sole cost and expense, a protective order or other remedy (and the Receiving Party shall reasonably cooperate with the Disclosing Party in connection therewith).
ARTICLE VI
COMPLIANCE WITH LAW
Section 6.1   Legal Compliance.
(a)   Compliance with Laws.   Each Party shall comply with all Laws applicable to its activities and performance under and in connection with this Agreement. Without limiting the generality of the foregoing, each Party represents and warrants to the other Party hereto that, in connection with this Agreement (including the negotiation, execution, or performance thereof), each Party will not violate and it has not violated (a) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd-1, et seq., (b) the United Kingdom Bribery Act of 2010, (c) Brazilian Federal Law No. 12,846/2013, (d) Brazilian Federal Law No. 8,429/1992, as amended including by Law No. 14,230/2021 (e) Brazilian Federal Law No. 9,613/1998, (f) Brazilian Federal Law No. 12,813/2013, (g) Brazilian Federal Law No. 8,666/1993, (h) Brazilian Federal Law No. 14,133/2021, (i) Brazilian Decree-Law No. 2,848/1940 or (j)  any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”).
(b)   Anti-Corruption.   Each Party further represents and warrants that it has not offered, paid, promised to pay, or authorized, requested or received the payment of money or anything of value to or from any director, officer, employee or agent of the other Party (“Party-Associated Persons”), or any other Person in violation of applicable Anti-Corruption Laws, in performing its activities or in connection with this Agreement. Each Party also represents that it did not, and will not, attempt to exert any undue influence over any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, in in performing its activities or connection with this Agreement. Each Party undertakes and covenants to refrain from offering, paying, promising to pay, or authorizing the payment of money or anything of value to any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, at any time, whether or not in relation to this Agreement.
Section 6.2   Data Privacy and Cybersecurity.   Each Party shall comply and shall ensure that its Personnel and other Representatives comply with, the provisions of any Data Protection Laws applicable to their conduct under or in connection with this Agreement. To the extent required under applicable Data Protection Laws with respect to the transfer of personal data, the Parties shall enter into (or to the extent required by such Data Protection Laws, cause their respective Affiliates to enter into) such other agreements as may be required by the applicable Data Protection Laws. Each Party shall implement adequate policies and commercially reasonable security measures regarding the integrity and availability of the information technology and software applications owned, operated, or outsourced by that Party, and the data and intellectual property thereon. In case one Party or its Affiliates experiences any of the following events, it shall, as soon as such Party is aware, use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of a confirmed data breach involving the unauthorized access to or accidental or illicit destruction, loss, change, communication, or dissemination of information related to an identified or identifiable natural person provided by the other Party or its Affiliates or intellectual property; or any order issued by a judicial or administrative authority regarding data exchanged between the Parties under this Agreement. Each Party shall use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of receiving data subject requests related to an identified or identifiable natural person provided by the other Party or its Affiliates, such as access, rectification and deletion requests; and any complaint regarding the processing of data related to an identified or identifiable natural person provided by the other Party or its Affiliates, including allegations that the processing operations violate data subject rights.
ARTICLE VII
TERM AND TERMINATION
Section 7.1   Term, Termination, and Survival.
(a)   Term.   This Agreement shall commence as of the Effective Date and shall continue thereafter until the fifth (5th) anniversary of the Effective Date, unless earlier terminated pursuant to this Agreement, and shall be renewed automatically for successive one (1) year terms for so long as Ambipar owns or controls 30% or more of the total combined voting power of all classes of voting stock of New PubCo (the “Term”) provided that prior to transferring Control and terminating this Agreement, Ambipar will notify Emergência and use its commercially best efforts to assist New PubCo to transition the Shared Activities to New PubCo, Emergência, the Recipients or any third Person, at New PubCo discretion.
(b)   Termination of Agreement.
(i)   Ambipar may terminate this Agreement, with sixty (60) days prior written notice to the Recipients, at its sole discretion for as long as it Controls New PubCo;
(ii)   Any Party may terminate this Agreement, effective upon written notice to the other Party which provides or receives Shared Activities (the “Defaulting Party”) if the Defaulting Party:
(1)   materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within ninety (90) days after receipt of written notice of such breach; or
(2)   (A) becomes insolvent or admits its inability to pay its debts generally as they become due; (B) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within ten (10) Business Days or is not dismissed or vacated within sixty (60) days after filing; (C) is dissolved or liquidated or takes any corporate action for such purpose; (D) makes a general assignment for the benefit of creditors; or (E) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.
(iii)   The Parties may terminate this Agreement by mutual written agreement of Ambipar and Emergência.
(iv)   Emergência may terminate this Agreement one hundred-eighty (180) days after delivery of written notice to Ambipar and the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of referred written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the provision of the Shared Activities provided to the Recipients.
(c)   Effect of Termination.   Upon termination, (i) the Recipients shall remain obligated to make any outstanding payments owed to Ambiparand/or (ii) Ambipar shall remain obligated to make any outstanding payments owed to the Recipients, as applicable, under this Agreement. Notwithstanding anything to the contrary herein, upon any termination or expiration of this Agreement, this Agreement shall, upon Emergência’s written request, continue for an additional wind-down period, not to exceed three (3) months, to allow the Recipients to transition the Shared Activities then provided to a Third Party (the “Transition Period”). During the Transition Period, Ambipar shall continue to provide any ongoing Shared Activities that have not been transitioned from such Ambipar pursuant to, and on the same terms and conditions set forth in, this Agreement; provided, that the Recipients are in material compliance with this Agreement with respect thereto, mainly in relation to the payment obligations. For the avoidance of doubt, this Agreement shall terminate fully upon the completion of its transition or the end of the Transition Period, whichever is earlier. During the Transition Period, the Parties shall, at the Recipients’ cost and expense, reasonably cooperate in good faith in an effort to facilitate the transition by the Recipients from the Shared Activities hereunder.
(d)   Survival.   Upon any termination or expiration of this Agreement, the following rights and obligations shall survive such expiration or termination: (a) the obligations of each Party under ARTICLE V (Confidentiality) (for one (1) year after such expiration or termination), ARTICLE VII (Term and Termination) and ARTICLE IX (Governing Law & Dispute Resolution) and (b)  each Party’s right to receive payment in accordance with ARTICLE III (Fees and Payment) hereof for those Shared Activities rendered to such Party prior to, or in connection with (in accordance with the terms and conditions of this Agreement), the termination or expiration of this Agreement.
ARTICLE VIII
FORCE MAJEURE.
Section 8.1   Force Majeure.   No Party or its Representatives shall be liable or responsible to the other Party or its Representatives, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations of the Recipients to make payments of Monthly Ambipar Response Expenses or Ambipar Response Expenses Adjustment Amount and any charges to Ambipar hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted party’s (“Impacted Party”) reasonable control, including the following events (“Force Majeure Events”): (a) acts of God; (b) flood, fire, earthquake, volcano eruption, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) order of a Governmental Entity, Legal Requirement, or actions; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) epidemics and pandemics; (h) strikes, labor stoppages or slowdowns, or other industrial disturbances; (i) shortage of adequate power or transportation facilities; (j) failure, delay or inadequacy of Third Parties in delivering or otherwise providing products, parts, components or services; and (k) other similar events beyond the reasonable control of the Impacted Party.
Section 8.2   Resumption of Performance.   The Impacted Party shall give notice as soon as reasonably practicable of the Force Majeure Event to the other Party that it either provides Shared Activities to or receives Shared Activities from stating the period of time the occurrence is expected to continue. The Impacted Party shall use commercially reasonable efforts to end the failure or delay and ensure the effects of such

Force Majeure Event are minimized, and shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. For the avoidance of doubt, the Recipients shall not be obligated to pay Ambipar for such Shared Activities during such period when Ambipar is not itself providing or procuring such Shared Activities.
ARTICLE X
REPRESENTATIONS AND WARRANTIES.
Section 10.1   Representations and Warranties.   The Parties hereto each, individually and not jointly, represent and warrant to any such other Party that it either provides Shared Activities to or receives Shared Activities from that (a) it is duly incorporated, organized or formed, validly existing, and in good standing as a corporation or other legal entity, as applicable, under the Legal Requirements of its jurisdiction of incorporation, organization or formation; (b) it has all rights, power and authority required to enter into this Agreement and to perform its obligations hereunder; (c) it has taken all requisite corporate and other action to approve and authorize the execution, delivery and performance of this Agreement; (d) such Party’s execution, delivery and performance of this Agreement will not violate any other agreement, restriction, or applicable Legal Requirement to which such Party is a party or by which such Party is bound; (e) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Legal Requirements affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; and (f) no action, consent or approval by, or filing with, any Governmental Entity, or any other Person, is required in connection with the execution, delivery or performance by either Party of this Agreement or the consummation by either Party of the transactions contemplated by this Agreement.
Section 10.2   No Other Representations or Warranties.   The Parties make no representations or warranties except for those provided in Section 10.1. All other representations and warranties, express and implied, are expressly disclaimed.
ARTICLE XI
INDEMNIFICATION.
Section 11.1   Indemnification.
(a)   Recipients’ Obligations.   From and after the date of this Agreement, the Recipients shall indemnify, defend and hold harmless Ambipar and its Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven losses, liabilities, claims, damages, costs (including attorneys’ fees), expenses, interests, awards, judgments, suits, disbursements, penalties (“Losses”) arising from any claim, action, suit or proceeding brought by any Third Party (“Third Party Claim”) to the extent it demonstrably relates to the Shared Activities provided to the Recipients (including the presence of Representatives of Ambipar on the property or premises of the Recipients or their Representatives in connection with the provision of Shared Activities), except if caused by Force Majeure or caused by fraud, gross negligence or willful misconduct of the Recipients. Nothing in this section shall be interpreted as to limit any right of recourse available to Recipients against such Third Party.
(b)   Ambipar’s Obligations.   From and after the date of this Agreement, Ambipar shall indemnify, defend and hold harmless the Recipients and their respective Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven Losses arising from any Third Party Claims to the extent it demonstrably relates to the Shared Activities provided to the Recipients or caused by fraud, gross negligence or willful misconduct of Ambipar. Nothing in this section shall be interpreted as to limit any right of recourse available to Ambipar against such Third Party.
(c)   Indemnification Procedures.
(i)   The party making a claim under this Section  11.1 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Section is referred to as the

“Indemnifying Party”. The Indemnified Party shall promptly notify the Indemnifying Party in writing of any pending or threatened Third Party Claim that the Indemnified Party has determined, has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, describing in reasonable detail the facts and circumstances with respect to the subject matter of such Third Party Claim and, to the extent known, a good faith, non-binding, estimate of the aggregate Brazilian Reais amount of Losses to which such Indemnified Party might be entitled; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 11.1 except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.
(ii)   Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 11.1(c)(i), the Indemnifying Party will be entitled to assume the defense and control of any Third Party Claim with counsel reasonably acceptable to the Indemnified Party (acting reasonably), but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with the Indemnified Party’s own counsel and at the Indemnified Party’s own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim, it may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim. If the Indemnifying Party shall have assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim; provided that the Indemnifying Party shall (i) subject to any right of appeal, pay or cause to be paid all amounts in such settlement or judgment, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably, withheld, conditioned or delayed.
Section 11.2   Mitigation.   Notwithstanding anything to the contrary contained in this Agreement, nothing in this ARTICLE XI (Indemnification), regarding indemnification rights and indemnification obligations shall be deemed to override any obligations with respect to mitigation of Losses existing under applicable Legal Requirements.
ARTICLE XII
GOVERNING LAW & DISPUTE RESOLUTION
Section 12.1   Governing Law.   This Agreement and all actions contemplated hereby shall be governed by, construed, interpreted, and enforced in accordance with the laws of Brazil.
Section 12.2   Dispute Resolution.   Any and all disputes and controversies arising out of or in relation to this Agreement shall be notified to the other party and both parties shall endeavor its best efforts to solve them in an amicable way by means of direct negotiations held in good faith, for a period no longer than fifteen (15) business days counting from the date of the notice receipt.
Section 12.3   Arbitration.   Any dispute arising out of or in connection with this Agreement that is not amicably settled shall be submitted to arbitration, pursuant to Law 9.307/96, to be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with its arbitration rules (“Rules”).
Section 12.4   Place and Language.   The arbitration shall have its seat in the city and state of São Paulo, Brazil and shall be conducted in Portuguese.
Section 12.5   Constitution of the Arbitral Tribunal.   The arbitral tribunal shall be composed of three  (3) arbitrators. The claimant(s) shall appoint one (1)  co-arbitrator and the respondent(s) shall appoint one (1)  co-arbitrator, as per the Rules. The two (2) co-arbitrators, after consultations with the parties to the arbitration, shall jointly appoint the third arbitrator, who will act as president of the arbitral tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co-arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the ICC, the ICC shall make the missing appointments, as per the Rules.
Section 12.6   Urgent Measures.   Prior to the constitution of the arbitral tribunal, any request for urgent measure may be addressed to the courts or to the emergency arbitrator, as per the Rules. After the constitution of the arbitral tribunal, any request for urgent measures shall be addressed directly to the arbitral tribunal, which may grant, uphold, modify or revoke any measure previously requested to the courts or to the emergency arbitrator, as the case may be.
Section 12.7   Venue for Judicial Measures.   Without prejudice to this arbitration agreement, the Courts of São Paulo, State of São Paulo, Brazil shall have exclusive jurisdiction for any judicial request related to (i) the commencement of the arbitration, as per art. 7 of Law 9.307/96; (ii) provisional or urgent measures, as per art. 22-A of Law 9.307/96; (iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; and (v)  the annulment of or request for a supplemental arbitral award, as per arts. 32 and 33, §4, of Law 9.307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Law 9.307/96 shall not be construed as a waiver to arbitration.
Section 12.8   Confidentiality.   The parties agree that the arbitration shall be confidential and that its elements (including, without limitation, the parties allegations, the evidences, awards and any Third Parties’ pronouncements as well as any other documentation exhibited or exchanged during the arbitral procedure), shall only be revealed to the Arbitral Tribunal, to the parties, to the parties’ attorneys and to any person necessary to the development of the arbitration, exception made to the cases where the disclosure of the material is required to fulfill obligations imposed by law or by any other competent authority.
Section 12.9   Costs and Expenses.   During the arbitration, the costs of the proceedings, including the administrative costs of the ICC, arbitrator’s fees and independent expert’s fees, when applicable, shall be borne by the parties to the arbitration as per the Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings. The arbitral tribunal shall not order payment of legal attorney’s fees (honorários de sucumbência).
ARTICLE XIII
MISCELLANEOUS
Section 13.1   Entire Agreement.   This Agreement, including the exhibits, annexes and schedules hereto and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, except for the related provisions as set forth in the Business Combination Agreement.
Section 13.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business

Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
Notice to Ambipar:
Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, nº 1088
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil

Attention:
Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

Notice to Recipients:
Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil

Attention:
Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

Section 13.3   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
Section 13.4   Amendments.   Subject to the terms of the Business Combination Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
Section 13.5   Waiver.   No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 13.6   Assignment.   No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 13.6, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 13.7   Successors and Assigns.   This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors, permitted assigns and permitted transferees.
Section 13.8   Relationship of the Parties.   The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and neither Party nor its Affiliates shall have authority to contract for or bind the other Party or its Affiliates in any manner whatsoever.

Section 13.9   No Third-Party Beneficiaries.   This Agreement benefits solely the Parties to this Agreement, and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 13.10   Counterparts; Electronic Delivery.   This Agreement and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date by their respective duly authorized officers.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:

Name:
Title:

By:

Name:
Title:
EMERGÊNCIA PARTICIPAÇÕES S.A.

By:

Name:
Title:

By:

Name:
Title:
As intervening party
AMBIPAR EMERGENCY RESPONSE

By:

Name:
Title:

Exhibit A
Ambipar Insurance Corretora de Seguros Ltda., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 03, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 12.696.314/0001-50.
Ambipar Response Geoweb Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. . 27.852.561/0001-75.
Ambipar Response Control Environmental Consulting S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 10.550.896/0001-36..
Ambipar Dracares Apoio Marítimo e Portuário S.A., a company organized under the laws of Brazil, with head offices at Rua Fernandes Dias, n. 456, Room 301, Centro, São Francisco do Sul/SC, Zip Code: 89.240-000, enrolled with the CNPJ/ME under No. 07.049.258/0001-21.
Ambipar Response ES S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400 , enrolled with the CNPJ/ME under No. 27.853.153/0001-38 .
Ambipar Response Flyone Servico Aereo Especializado, Comercio e Servicos S.A., a company organized under the laws of Brazil, with head offices at Avenida Ayrton Senna, n. 2541, Rua D2, Hangar 06, CTR 2017.0011, Barra da Tijuca, Rio de Janeiro/RJ, Zip Code: 22.775-002 , enrolled with the CNPJ/ME under No. 03.945.337/0001-60.
Ambipar Response Gás LTDA., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, Km 120, Room 04, Distrito Industrial, Nova Odessa/SP, Zip Code: 13.388-220, enrolled with the CNPJ/ME under No. 28.906.435/0001-19.
Ambipar Response Geociências Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 17.732.383/0001-95.
Ambipar Insurance — Atendimento a Seguros Ltda., a company organized under the laws of Brazil, with head offices at Acesso Arnaldo Júlio Mauerberg, n. 1949, Portal dos Nobres, Americana/SP, Zip Code: 13.479-770, enrolled with the CNPJ/ME under No. 05.316.350/0001-85
Ambipar Response OGTEC Facilities Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Feu Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 24.792.315/0001-87.
Ambipar Response ORBITGEO Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 34.350.410/0001-84.
Ambipar Response S.A., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 01, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 11.414.555/0001-04.
APW Ambiental e Transportes Ltda., a company organized under the laws of Brazil, with head offices at Estrada do Contorno, n. 11553, Galpão, Xerém, Duque de Caxias/RJ, Zip Code: 25.010-000 , enrolled with the CNPJ/ME under No. 03.912.776/0001-76..
Fênix Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua André Pinto, n. 46, Parte, Ramos, Rio de Janeiro/RJ, Zip Code: 21.031-790, enrolled with the CNPJ/ME under No. 20.487.433/0001-20.
Jm Serviços e Locações S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Sede, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 21.396.339/0001-29.

Jm Serviços Integrados S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 05.120.343/0001-03.
Lacerda & Lacerda Serviços de Transportes E Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua Professor José Renault, n. 470, Room A, Santa Lúcia, Belo Horizonte/MG, Zip Code: 30.350-342, enrolled with the CNPJ/ME under No. 03.422.588/0001-60.
Ambipar Atendimento Médico Hospitalar Ltda., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, km 120, room 02, Distrito Industrial I, Zip Code 13.388-220, at the city of Nova Odessa, State of São Paulo, Brazil, enrolled with the CNPJ/ME under No.  41.000.384/0001-20.
Ambipar Response Waste Water Control Ltda., a company organized under the laws of Brazil, with head offices at Rua Comendador Alcides Simão Helou, No. 708, Galpão G, Civit II, at the city of Serra, State of Espírito Santo, Zip Code 29.168-090, Brazil, enrolled with the CNPJ/ME under No.  28.688.286/0001-69.
RG Consultoria Técnica Ambiental S.A., a company organized under the laws of Brazil, with head offices at Avenida Professora Edna Maria de Albuquerque AFFI (Jd. Imperial 2A 4, Lt 27, Quadra 07, Jardim Imperial, Cuiabá/MT, Zip Code 78.076-001 enrolled with the CNPJ/ME under No. 14.113.259/0001-53.
RG Consultoria Técnica Ambiental Brasil Ltda., a company organized under the laws of Brazil, with head offices at Avenida Osvaldo Pucci, n. 685, Jardim Nossa Senhora do Carmo, São Paulo/SP, Zip Code: 08.270-700, enrolled with the CNPJ/ME under No. 34.717.458/0001-88.
BIOENV Analises e Monitoramento Ambiental Ltda., a company organized under the laws of Brazil, with head offices at Rua Perobas, n. 190, Bairro Coqueiral, Aracruz/ES, Zip Code: 29.199-117, enrolled with the CNPJ/ME under No. 10.335.931/0001-02.

Exhibit B
Accounting documentation:   ensuring consolidation of financial statements; external audit support; verification of accounting closings; validation and support to external accounting; definition of accounting parameters for payment allocation.
Archive:   management and safekeeping of strategic documents.
Compliance:   monitoring compliance with the code of conduct and policies; conducting training; evaluating and addressing with any communications involving non-compliance with any company policy; monitoring the compliance channels; issuing reports and opinions; contributing to the improvement of corporate governance.
Controllership:   responsible for managing the inflow and outflow of financial resources, contributing to managerial and strategic decision making obtained by working alongside managers from all areas in the gathering of data and information for the execution of Budget Planning.
Debt collection:   monitoring liabilities and outstanding amounts; debt collection services; issuing reports; liaising with legal team in cases of default
Facilities:   maintenance; cleaning services, security services (including security guards and CCTV monitoring); concierge services and access control; facilities management.
Fleet management:   managing the vehicles of the group (own and rented fleet), including maintenance, replacement, and compliance with regulatory requirements. Purchase and sale of vehicles and equipment, planning and verification of the costs involved.
Human Resources:   managing human capital; recruitment and hiring services; execution of payroll and benefits; mediating the needs of employees and the organization.
Investor relations:   holding meetings; direct assistance to investors; guided tours; compliance with company regulation; completing regulatory filing; relationship with internal audits.
Invoicing:   processing the invoicing of all operations in compliance with applicable legislation, monitoring applicable legislation and obligations.
IT:   ensures information security, creates and improves new processes in order to increase the company’s performance; prevents and solves information technology related problems; develops systems to serve internal customers; installs and manages information technology infrastructure.
Labor safety:   support to customers, emergencies, and business units; document preparation; accident investigation and analysis; scheduling of periodic examinations; preparation of accident indicators (frequency and severity rate); health and safety campaigns; follow-up of expert examinations; management and application of training; documentation control (health and safety, PPE records, and work order); inspection and firefighting equipment.
Legal:   legal strategy; contentious and non-contentious legal support; contract management; providing training to internal clients; site visits to the business units and participating in strategic meetings.
Marketing:   elaborating and carrying out internal and external campaigns; monitoring and managing social networks; carrying out market and client portfolio studies; elaborating strategies to strengthen the brand.
Organization and corporate support activities:   management of internal corporate document; assisting with client registration forms; corporate assistance to directors and officers.
Project assessment:   monitoring of mobilizations of new contracts and projects; improving processes and procedures; implementing existing procedures for acquired companies, including training, testing, and configurations in all areas; implementing and updating of systems (acquired and new).

Quality assurance:   supplier approvals; updating procedures related to industrial activities and processes; visits to customers’ plants; legal documentation; fulfilling requirements in legal systems; full implementation of specific systems; training; integration of group companies in ERP; planning audits and certifications.
Sustainability advisory services:   implementation and management of sustainability indicators; addressing sustainability queries from customers, suppliers, investors, creditors; manage and consolidate data related to the sustainability report; participation and presentation of sustainability forums; ESG training/integration; sponsorship support; integration of mergers/acquired companies in the internal culture; monitoring and development of actions for sustainability indexes in stock exchange.
Treasury:   performs the budgetary and administrative control of the companies, with the objective of reaching its goals and improving the results.

Exhibit C
Joinder Agreement
[ADDRESS]
Ladies and Gentlemen,
Reference is made to the Cost Sharing Agreement, dated as of [•], 2022 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, , Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A to the Agreement, a copy of which is attached hereto as Annex A. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.
[        ] (the “Additional Recipient”) desires to receive certain Shared Activities pursuant to the terms and conditions set forth in the Agreement.
The Additional Recipient hereby (i) acknowledges that it has received and reviewed a complete and correct copy of the Agreement and all exhibits, schedules and annexes thereto (ii) agrees that by executing this Joinder Agreement it becomes a Party to the Agreement as of the date hereof, (iii) assumes all of the obligations of a Recipient under the Agreement, and (iv) agrees that it shall be fully bound by, and subject to, all of the covenants, terms, obligations and conditions of the Agreement as if it were a Recipient.
This Joinder Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Joinder Agreement by executing a counterpart.
This Joinder Agreement shall be governed by and construed in accordance with the laws of Brazil.

ANNEX A
New PubCo Equity Plan Term Sheet
This summary provides an outline of the material terms of the equity incentive plan to be established to provide equity incentives to service providers of New PubCo and its subsidiaries (collectively, the “Company”) in connection with the Closing and subsequent Company S-8 filing. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.
Provision	Terms
Type of Plan	Omnibus incentive plan, with ability of Company to grant various forms of awards, including without limitation non-qualified stock options (“Options”) and performance-based restricted stock units (“PSUs”).
Pool
Total Pool: 2% of the number of New PubCo Class A Ordinary Shares outstanding on a fully diluted basis, as determined at the Closing
Allocation of Total Pool between Options and PSUs to be determined by the New PubCo’s Board of Directors, or if constituted, the Compensation Committee.

Grants	Initial grants for Company employees shall be a combination of Options (with an exercise price at fair market value on the date of grant) and PSUs, based on the allocation to be determined by the New PubCo’s Board of Directors, or if constituted, the Compensation Committee.
Vesting
Options: Time-based vesting over three years, with 1/3 of the Option shares subject to the grant vesting on each anniversary of grant, in each case subject to continued employment on the applicable vesting date.
PSUs: Performance-based vesting based on a cumulative EBITDA target over the 3 year post-Closing period/2023 to 2025, to be determined by the New PubCo’s Board of Directors, or if constituted, the Compensation Committee. Vesting is subject to continued employment through the last day of the performance period, or as otherwise determined in the grant agreements.

Treatment on Termination of Employment	Forfeiture of unvested awards on termination of employment, or as otherwise determined in the grant agreements.
Treatment on Change in Control	No automatic acceleration of awards on a change in control.
Restrictive Covenants	Grantees must agree to customary restrictive covenants in connection with each grant. Breach of restrictive covenants shall result in forfeiture of all awards.
Governing Law	Cayman.

Annex B
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [insert date] 2022 between Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Surviving Company”), and HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”) by and among the Surviving Company, the Merging Company, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil. A copy of the Business Combination Agreement is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:
1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company.

3
The registered office of the Surviving Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Surviving Company will have one ordinary share issued and outstanding.

5
After the SPAC Sponsor Recapitalization and immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each with 29,107,000 issued and outstanding, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each with no such shares issued and outstanding and 5,000,000 preference shares of a par value of US$0.0001 each with no such shares issued and outstanding.

6
In accordance with section 234 of the Statute, the date on which it is intended that the Merger is to take effect (the “Effective Date”) is the date specified as such in a notice to the Registrar of Companies signed by a director of each of the Surviving Company and Merging Company.

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8
The memorandum and articles of association of the Surviving Company shall be amended and restated by the deletion in their entirety and replacement with, and the adoption of, the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto upon the Merger and the authorised share capital of the Surviving Company shall, upon the Merger, be US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, 250,000,000 of which being designated as Class A Ordinary Shares, 150,000,000 of which being designated as Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Amended and Restated Memorandum and Articles of Association annexed to the Plan of Merger), and 100,000,000 of which being designated as such class or classes (howsoever designated) and having the rights as the directors of the Surviving Company may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association.
9
The rights and restrictions attaching to the shares in the Surviving Company on the Effective Date are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1
Carlos Augusto Leone Piani of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.2
Marcos Vinícius Bernardes Peigo of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.3
Bernardo Vieira Hees 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.4
Maria Salete Garcia Pinheiro 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.5
Rodrigo Guedes Xavier 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America;

13.6
Wolney Edirley Gonçalves Betiol of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America; and

13.7
Rafael Salvador Grisolia of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America.

14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the shareholder of the Surviving Company pursuant to section 233(6) of the Statute by way of unanimous written resolutions of the shareholder of the Surviving Company. This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by Duly authorised for and on behalf of Ambipar Emergency Response	) ) ) )	Director
SIGNED by Duly authorised for and on behalf of HPX Corp.	) ) ) )	Director

Annex C
The Companies Act (As Revised) of the Cayman Islands
Plan of Merger
This plan of merger (the “Plan of Merger”) is made on [insert date] 2022 between Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Surviving Company”) and Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (the “Merging Company”).
Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).
Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.
Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement, dated as of July 5, 2022 (the “Business Combination Agreement”) by and among the Surviving Company, the Merging Company, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil. A copy of the Business Combination Agreement is annexed at Annexure 1 hereto.
Now therefore this Plan of Merger provides as follows:
1
The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2
The surviving company (as defined in the Statute) is the Surviving Company.

3
The registered office of the Surviving Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands and the registered office of the Merging Company is CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands.

4
Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$55,500 divided into 500,000,000 Class A ordinary shares of a par value of US$0.0001 each with 29,107,000 issued and outstanding, 50,000,000 Class B ordinary shares of a par value of US$0.0001 each with no such shares issued and outstanding and 5,000,000 preference shares of a par value of US$0.0001 each with no such shares issued and outstanding.

5
Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each and the Merging Company will have one ordinary share issued and outstanding.

6
In accordance with section 234 of the Statute, the date on which it is intended that the Merger is to take effect (the “Effective Date”) is the date specified as such in a notice to the Registrar of Companies signed by a director of each of the Surviving Company and Merging Company.1

1
The ‘Effective Date Notice’ can be filed after the filing of all other documents with the Registrar of Companies. A form is set out at the end of this draft.

7
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Business Combination Agreement in the form annexed at Annexure 1 hereto.

8
The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9
The Amended and Restated Memorandum and Articles of Association of the Surviving Company immediately prior to the Merger shall be its Memorandum and Articles of Association after the Merger and the authorised share capital of the Surviving Company immediately prior to the Merger shall be the authorised share capital of the Surviving Company immediately after the Merger.

10
There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11
The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12
The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13
The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1
Tércio Borlenghi Junior of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.2
Izabel Cristina Andriotti Cruz de Oliveira of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.3
Alessandra Bessa Alves de Melo of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.4
Thiago da Costa Silva of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.5
Mariana Loyola of Avenida Angélica, 2346, 5th floor, Higienópolis, São Paulo, SP, Brazil;

13.6
Carlos Augusto Leone Piani of 1000 N. West Street, Suite 1200, Wilmington, Delaware, 19801, United States of America; and

13.7
[           ]2.

14
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Statute.

15
This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company. This Plan of Merger has been authorised by the shareholder of the Merging Company pursuant to section 233(6) of the Statute by way of unanimous written resolutions of the shareholder of the Merging Company.

16
At any time prior to the Effective Date, this Plan of Merger may be:

16.1
terminated by the board of directors of either the Surviving Company or the Merging Company;

2
Member to be defined by Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior prior to the Closing

16.2
amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)
effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17
This Plan of Merger may be executed in counterparts.

18
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
SIGNED by Duly authorised for and on behalf of Ambipar Emergency Response	) ) ) )	Director
SIGNED by Duly authorised for and on behalf of Ambipar Merger Sub.	) ) ) )	Director

Annex D
THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)

THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)
1.
The name of the Company is Ambipar Emergency Response.

2.
The Company is an exempted company limited by shares.

3.
The registered office of the Company shall be at the offices of CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

4.
Subject to the following provisions of this Memorandum, the objects for which the Company is established are unrestricted.

5.
Subject to the following provisions of this Memorandum, the Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Act.

6.
Nothing in this Memorandum shall permit the Company to carry on a business for which a licence is required under the laws of the Cayman Islands unless duly licensed.

7.
The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this clause shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

8.
The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

9.
The share capital of the Company is US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each which, at the date on which this Memorandum becomes effective, comprise (i) 250,000,000 Class A Ordinary Shares; (ii) 150,000,000 Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company, PROVIDED THAT, subject to the Law and the Articles of Association, the Company shall have the power to issue all or any part of its capital, whether original, redeemed, increased or reduced, with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any condition or restriction whatsoever and so that, unless the conditions of issue shall otherwise expressly provide, every issue of shares, whether stated to be common, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

10.
The Company may exercise the power contained in the Law to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

11.
Capitalised terms that are not defined in this Memorandum of Association bear the meaning given in the Articles of Association of the Company.

12.
The financial year end of the Company is 31 December or such other date as the Directors may from time to time decide and annex to this Memorandum.

THE COMPANIES ACT (AS REVISED)
EXEMPTED COMPANY LIMITED BY SHARES
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
AMBIPAR EMERGENCY RESPONSE
(adopted by Special Resolution passed on [•], 2022)
1.
Preliminary

1.1   The regulations contained in Table A in the First Schedule of the Law shall not apply to the Company and the following regulations shall be the Articles of Association of the Company.
1.2   In these Articles:
(a)   the following terms shall have the meanings set opposite if not inconsistent with the subject or context:
“Allotment” shares are taken to be allotted when a person acquires the unconditional right to be included in the Register of Members in respect of those shares;
“Affiliate” in respect of a Person, means any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity;
“Ambipar” means Ambipar Participações e Empreendimentos S.A., a sociedade anônima organised under the laws of Brazil
“Articles” these articles of association of the Company as from time to time amended by Special Resolution;
“Audit Committee” the audit committee of the Company formed by the Board pursuant to Article 24 hereof, or any successor of the audit committee;
“Board or Board of Directors” the board of directors of the Company;
“Business Combination” a statutory amalgamation, merger, consolidation, arrangement or other reorganization requiring the approval of the members of one or more of the participating companies as well as a short-form merger or consolidation that does not require a resolution of members;
“Business Combination Agreement” means that certain business combination agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms) among the Company, Ambipar, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands and other parties named therein.
“Chairman” the chairman of the Board of Directors appointed in accordance with Article 20.2;
“Class A Ordinary Shares” class A ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company having the rights provided for in these Articles;
“Class B Ordinary Shares” class B ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company having the rights provided for in these Articles;

“Clear days” in relation to a period of notice means that period excluding both the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
“Clearing House” a clearing house recognised by the laws of the jurisdiction in which shares in the capital of the Company (or depository receipts thereof) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction;
“Company” the above named company;
“Company’s Website” the website of the Company and/or its web-address or domain name;
“Compensation Committee” the compensation committee of the Company that may be formed by the Board pursuant to Article 24 hereof, or any successor of the compensation committee;
“Control” the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, shares having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;
“Designated Stock Exchange” the New York Stock Exchange and any other stock exchange or interdealer quotation system listed in Schedule 4 of the Law on which shares in the capital of the Company are listed or quoted;
“Directors” the Directors for the time being of the Company or, as the case may be, those Directors assembled as a Board or as a committee of the Board;
“Dividend” includes a distribution or interim dividend or interim distribution;
“Electronic” has the same meaning as in the Electronic Transactions Act (as revised);
“Electronic Communication” a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the SEC’s website) or other electronic delivery methods as otherwise decided and approved by the Board;
“Electronic Record” has the same meaning as in the Electronic Transactions Act (as revised);
“Electronic Signature” has the same meaning as in the Electronic Transactions Act (as revised);
“Exchange Act” the Securities Exchange Act of 1934, as amended of the United States of America;
“Executed” includes any mode of execution;
“Holder” in relation to any share, the Member whose name is entered in the Register of Members as the holder of the share;
“Incentive Plan” any incentive plan or scheme established or implemented by the Company pursuant to which any Person who provides services of any kind to the Company or any of its direct or indirect subsidiaries (including, without limitation, any employee, executive, officer, director, consultant, secondee or other provider of services) may receive and/or acquire newly-issued shares of the Company or any interest therein;
“Indemnified Person” every Director, alternate Director, Secretary or other officer for the time being or from time to time of the Company;
“Independent Director” a Director who is an independent director as defined in the rules of any Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be;
“Investor Rights Agreement” means that investor rights agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms) among the Company, Ambipar, Sponsor and certain other parties named therein.
“Islands” the British Overseas Territory of the Cayman Islands;

“Law” the Companies Act (as revised);
“Member” has the same meaning as in the Law;
“Memorandum” the memorandum of association of the Company as from time to time amended;
“Month” a calendar month;
“Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Company that may be formed by the Board pursuant to Article 24 hereof, or any successor of the nominating and corporate governance committee;
“Officer” includes a Director and any Secretary;
“Opportunity” means, collectively, (i) Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior, and (ii) any Affiliates of such entity;
“Opportunity Director” means a Director appointed by Opportunity pursuant to and in accordance with the provisions of the Articles;
“Ordinary Resolution” a resolution (i) of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting, or (ii) approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;
“Ordinary Shares” Class A Ordinary Shares, Class B Ordinary Shares and shares of such other classes as may from time to time be designated by the Board pursuant to these Articles as being ordinary shares for the purposes of Article 5.2;
“Other Indemnitors” persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company;
“Paid up” paid up as to the par value of the shares and includes credited as paid up;
“Person” any individual, corporation, general or limited partnership, limited liability company, joint stock company, joint venture, estate, trust, association, organisation or any other entity or governmental entity;
“PIPE Subscription Agreement” means those certain subscription agreements (including any amendments, side letters or other supplements thereto), entered into on or prior to July 5, 2022, pursuant to which certain investors agreed to purchase Class A Ordinary Shares;
“Register of Members” the register of Members required to be kept pursuant to the Law;
“Seal” the common seal of the Company including every duplicate seal;
“SEC” the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;
“Secretary” any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
“Securities Act” the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the SEC thereunder, all as the same shall be in effect at the time;
“Share” a share in the share capital of the Company, and includes stock (except where a distinction between shares and stock is expressed or implied) and includes a fraction of a share;

“Signed” includes an electronic signature or a representation of a signature affixed by mechanical means;
“Special Resolution” has the same meaning as in the Law (thus requiring a two-thirds majority of the votes cast by, or on behalf of, the Members entitled to vote present in person or by proxy and voting at the meeting) and includes a unanimous written resolution of all Members entitled to vote and expressed to be a special resolution;
“Sponsor” means, collectively, (i) HPX Capital Partners LLC, and (ii) any Affiliates of HPX Capital Partners LLC;
“Sponsor Director” means a Director appointed by the Sponsor pursuant to and in accordance with the provisions of the Articles;
“Subsidiary” a Person is a subsidiary of another Person if that other Person: (i) holds a majority of the voting rights in it; (ii) is a member of it and has the right to appoint or remove a majority of its board of directors or equivalent governing body; or (iii) is a member of it and controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or if it is a Subsidiary of a Person which is itself a Subsidiary of that other Person;
“Treasury Share” a share held in the name of the Company as a treasury share in accordance with the Law;
“U.S. Person” a Person who is a citizen or resident of the United States of America;
“Written and in Writing” includes all modes of representing or reproducing words in visible form including in the form of an electronic record.
(b)   unless the context otherwise requires, words or expressions defined in the Law shall have the same meanings herein but excluding any statutory modification thereof not in force when these Articles become binding on the Company;
(c)   unless the context otherwise requires: (i) words importing the singular number shall include the plural number and vice-versa; (ii) words importing the masculine gender only shall include the feminine gender; and (iii) words importing persons only shall include companies or associations or bodies of person whether incorporated or not, as well as any other legal or natural person;
(d)   the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;
(e)   the headings herein are for convenience only and shall not affect the construction of these Articles;
(f)    references to statutes are, unless otherwise specified, references to statutes of the Islands and, subject to paragraph (b) above, include any statutory modification or re-enactment thereof for the time being in force; and
(g)   where an Ordinary Resolution is expressed to be required for any purpose, a Special Resolution is also effective for that purpose.
2.
Formation Expenses

The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company including the expenses of registration.
3.
Offices of the Company

3.1   The registered office of the Company shall be at such address in the Islands as set out in the Memorandum or as the Board shall from time to time determine.
3.2   The Company, in addition to its registered office, may establish and maintain such other offices, places of business and agencies in the Islands and elsewhere as the Board may from time to time determine.

4.
Shares

4.1   (a) Subject to the rules of any Designated Stock Exchange and to the provisions, if any, in the Memorandum and these Articles, the Board has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the capital of the Company without the approval of Members (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the Board may determine, but so that no share shall be issued at a discount to par, except in accordance with the provisions of the Law.
(b)   In particular and without prejudice to the generality of paragraph (a) above, the Board is hereby empowered to authorise by resolution or resolutions from time to time and without the approval of Members:
(i)   the creation of one or more classes or series of preferred shares, to cause to be issued such preferred shares and to fix the designations, powers, preferences and relative participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting rights and powers (including full or limited or no voting rights or powers) and liquidation preferences, and to increase or decrease the number of shares comprising any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by law. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series; provided, however, that for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), the Company shall not issue any preferred shares to a person on any terms unless it has made an offer to Opportunity to issue to Opportunity, on the same or more favourable economic terms as those terms applying to the applicable proposed issuance of preferred shares, a number of preferred shares equal to the product of (i) the number of preferred shares to be issued and (ii) a fraction (x) the numerator of which is the Class A Shares then held by Opportunity and (y) the denominator of which is all of the then issued and outstanding Class A Shares and Class B Shares as a single class; and the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal by Opportunity of the offer so made; an offer made pursuant to this proviso may be made in either hard copy or by electronic communication, must state a period during which it may be accepted, the offer shall not be withdrawn before the end of that period and the period referred to must be at least 14 days beginning with the date on which the offer is deemed to be delivered in accordance with Article 36;
(ii)   to designate for issuance as Class A Ordinary Shares or Class B Ordinary Shares from time to time any or all of the authorised but unissued shares of the Company which have not at that time been designated by the Memorandum or by the Directors as being shares of a particular class;
(iii)   to create one or more further classes of shares which represent ordinary shares for the purposes of Article 5.2; and
(iv)   to re-designate authorised but unissued Class B Ordinary Shares from time to time as shares of another class;
(c)   The Company shall not issue shares or warrants to bearer.
(d)   Subject to the rules of any Designated Stock Exchange, the Board shall have general and unconditional authority to issue options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company to such persons, on such terms and conditions and at such times as the Board may determine.

4.2   Notwithstanding Article 4.1, at any time when there are Class A Ordinary Shares in issue, Class B Ordinary Shares may only be issued pursuant to:
(a)   a share-split, subdivision or similar transaction or as contemplated in Articles 5.6 or 34.1(b) below;
(b)   a Business Combination involving the issuance of Class B Ordinary Shares as full or partial consideration; or
(c)   an issuance of Class A Ordinary Shares, whereby holders of Class B Ordinary Shares are entitled to purchase a number of Class B Ordinary Shares that would allow them to maintain their proportional ownership interest in the Company pursuant to Article 4.3.
4.3   With effect from the date on which any shares of the Company are first admitted to trading on a Designated Stock Exchange, subject to Articles 4.4, 4.5 and 4.6, the Company shall not issue Class A Ordinary Shares to a person on any terms unless:
(a)   it has made an offer to each person who holds Class B Ordinary Shares in the Company to issue to him, on the same or more favourable economic terms as those terms applying to the applicable proposed issuance of Class A Ordinary Shares, such number of Class B Ordinary Shares as would ensure that the proportion in nominal value of the issued Ordinary Shares held by him as Class B Ordinary Shares after the issuance of such Class A Ordinary Shares will be as nearly as practicable equal to the proportion in nominal value of the issued Ordinary Shares held by him as Class B Ordinary Shares before the said issuance; and
(b)   the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.
An offer made pursuant to this Article 4.3 may be made in either hard copy or by electronic communication, must state a period during which it may be accepted and the offer shall not be withdrawn before the end of that period. The period referred to must be at least 14 days beginning with the date on which the offer is deemed to be delivered in accordance with Article 36.
4.4   An offer shall not be regarded as being made contrary to the requirements of Article 4.3 by reason only that:
(a)   fractional entitlements are rounded or otherwise settled or sold at the discretion of the Board;
(b)   no offer of Class B Ordinary Shares is made to a shareholder where the making of such an offer would in the view of the Board pose legal or practical problems in or under the laws or securities rules of any territory or the requirements of any regulatory body or stock exchange in each case applicable to, or binding upon, the Company such that the Board considers it is necessary or expedient in the interests of the Company to exclude such shareholder from the offer; or
(c)   the offer is conditional upon the said issue of Class A Ordinary Shares proceeding.
4.5   The provisions of Article 4.3 do not apply in relation to the issue of:
(a)   Class A Ordinary Shares if these are, or are to be, wholly or partly paid up otherwise than in cash;
(b)   Class A Ordinary Shares which would, apart from any renunciation or assignment of the right to their allotment, be held under or issued pursuant to an Incentive Plan; and
(c)   Class A Ordinary Shares issued in furtherance of the Business Combination Agreement and of the PIPE Subscription Agreements.
4.6   Holders of Class B Ordinary Shares may from time to time by consent in writing (in one or more counterparts) approved by the holder or holders of a majority of the Class B Ordinary Shares in issue, referring to this Article 4.6, authorise the Board to issue Class A Ordinary Shares for cash and, on the granting of such an authority, the Board shall have the power to issue (pursuant to that authority) Class A Ordinary Shares for cash as if Article 4.3 above did not apply to:
(a)   one or more issuances of Class A Ordinary Shares to be made pursuant to that authority; and/or
(b)   such issuances with such modifications as may be specified in that authority, and unless previously revoked, that authority shall expire on the date (if any) specified in the authority or, if no date is specified, 12 months after the date on which the authority is granted, but the Company may before the power expires make an offer or agreement which would or might require Class A Ordinary Shares to be issued after it expires.
4.7   Notwithstanding Article 4.1, no non-voting Ordinary Shares shall be issued without such issuance first being approved by an Ordinary Resolution of Members which resolution is also passed with the affirmative vote of a majority of the then outstanding Class A Ordinary Shares.
4.8   The Company may issue fractions of a share of any class and a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of that class of shares.
4.9   The Company may, in so far as the Law permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, or procuring or agreeing to procure subscriptions (whether absolute or conditional) for any shares in the capital of the Company. Such commissions may be satisfied by the payment of cash or the allotment of fully or partly paid up shares or partly in one way and partly in the other. The Company may also, on any issue of shares, pay such brokerage fees as may be lawful.
4.10   Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share (except only as by these Articles or by law otherwise provided) or any other rights in respect of any share except an absolute right to the entirety thereof in the holder.
4.11   (a) If at any time the share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by these Articles or the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.
(b)   For the purposes of Article 4.10(a), the Directors may treat all classes of shares or any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration.
(c)   The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by:
(i)   the creation or issue of further shares ranking pari passu therewith;
(ii)   by the redemption or purchase of any shares of any class by the Company;
(iii)   the cancellation of authorised but unissued shares of that class; or
(iv)   the creation or issue of shares with preferred or other rights including, without limitation, the creation of any class or issue of shares with enhanced or weighted voting rights.
(d)   The rights conferred upon holders of Class A Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class B Ordinary Shares and the rights conferred upon holders of Class B Ordinary Shares shall not be deemed to be varied by the creation or issue from time to time of further Class A Ordinary Shares.
4.12   The Directors may accept contributions to the capital of the Company otherwise than in consideration of the issue of shares and the amount of any such contribution may, unless otherwise agreed at the time such contribution is made, be treated by the Company as a distributable reserve, subject to the provisions of the Law and these Articles.
5.
Class A Ordinary Shares and Class B Ordinary Shares

5.1   The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Ordinary Shares as set out in these Articles.
5.2   Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members in general meetings. Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters subject to a vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder to ten (10) votes on all matters subject to a vote at general meetings of the Company.
5.3   Without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares established pursuant to the Memorandum and/or these Articles from time to time, holders of Ordinary Shares shall:
(a)   Be entitled to such dividends as the Board may from time to time declare;
(b)   In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purposes of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and
(c)   Generally be entitled to enjoy all of the rights attaching to shares.
5.4   In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.
5.5   Class B Common Shares shall be convertible into Class A Ordinary Shares as follows:
(a)   Right of Conversion. Class B Ordinary Shares shall be convertible into the same number of Class A Ordinary Shares, on a share-to-share basis, in the following manner:
(i)   a holder of Class B Ordinary Shares has the right to call upon the Company to effect a conversion of all or any of his Class B Ordinary Shares which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing given to the Company at its registered office (and which conversion shall be effected by the Company promptly upon delivery of the said notice);
(ii)   the holder(s) of a majority of the then outstanding Class B Ordinary Shares have the right to require that all outstanding Class B Ordinary Shares be converted, which right shall be exercised, at any time after issue and without payment of any additional sum, by notice in writing (which may be in one or more counterparts) signed by each of such holders given to the Company at its registered office (and which conversion shall be effected by the Company promptly upon delivery of the said notice); and
(iii)   a Class B Ordinary Share shall automatically convert into a Class A Ordinary Share immediately and without further action by the holder upon the registration of any transfer of a Class B Ordinary Share (whether or not for value and whether or not the certificate(s) (if any) evidencing such Class B Ordinary Share are surrendered to the Company) in the Register of Members, other than:
(1)   a transfer to the holder of Class B Common Shares and/or to heirs and successors of the holder of Class B Ordinary Shares and/or to an Affiliate of a holder of the Class B Ordinary Share;

(2)   a transfer to one or more trustees of a trust established for the benefit of the holder or an Affiliate of the holder of the Class B Ordinary Share; or
(3)   a transfer to a partnership, corporation or other entity exclusively owned or controlled by the holder or an Affiliate of the holder of the Class B Ordinary Share.
For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other security interest or third-party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed to be a transfer unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in such third party (or its nominee) holding legal title to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares
(iv)   if at any time, the total number of the issued and outstanding Class B Ordinary Shares is less than 10% of the total number of shares in the capital of the Company outstanding, the Class B Ordinary Shares then in issue shall automatically and immediately convert into Class A Ordinary Shares and no Class B Ordinary Shares shall be issued by the Company thereafter.
(b)   Mechanics of Conversion. Before any holder of Class B Ordinary Shares shall be entitled to convert such Class B Ordinary Shares into Class A Ordinary Shares pursuant to sub-paragraph (a) (1) above, the holder shall, if available, surrender the certificate or certificates therefor, duly endorsed (where applicable), at the registered office of the Company.
Upon the occurrence of one of the bases of conversion provided for in paragraph (a) above, the Company shall enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members.
Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article 5 shall be effected by any manner permitted by applicable law (including by means of: (i) the re-designation and re-classification of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions for the time being attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue; and/or (ii) the compulsory redemption without notice of Class B Ordinary Shares and the automatic application of the redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Shares have been converted, on the basis that such redemption shall take place at par). For the avoidance of doubt, following the conversion to Class A Ordinary Shares, the holder thereof shall have Class A Ordinary Share voting rights in respect of such shares and not Class B Ordinary Share voting rights. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.
If the proposed conversion is in connection with an underwritten public or private offering of securities, the conversion may, at the option of any holder tendering such Class B Ordinary Shares for conversion, be conditional upon the closing with the underwriters or other purchasers of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Ordinary Shares upon conversion of such Class B Ordinary Shares shall not be deemed to have converted such Class B Ordinary Shares until immediately prior to the closing of such sale of securities.
(c)   Effective upon and with effect from the conversion of a Class B Ordinary Share into a Class A Ordinary Share in accordance with this Article 5.4, the converted share shall be treated for all purposes as a Class A Ordinary Share and shall carry the rights and be subject to the restrictions attaching to Class A Ordinary Shares.
5.6   No subdivision of Class A Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner, and no subdivision of Class B Ordinary Shares into shares of an amount smaller than the nominal or par value of such shares at the relevant time shall be effected unless Class A Ordinary Shares are concurrently and similarly subdivided in the same proportion and the same manner.
5.7   No consolidation of Class A Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time shall be effected unless Class B Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner, and no consolidation of Class B Ordinary Shares into shares of an amount larger than the nominal or par value of such shares at the relevant time may be effected unless Class A Ordinary Shares are concurrently and similarly consolidated in the same proportion and the same manner.
5.8   In the event that a dividend or other distribution is paid by the issue of Class A Ordinary Shares or Class B Ordinary Shares or rights to acquire Class A Ordinary Shares or Class B Ordinary Shares (i) holders of Class A Ordinary Shares shall receive Class A Ordinary Shares or rights to acquire Class A Ordinary Shares, as the case may be; and (ii) holders of Class B Ordinary Shares shall receive Class B Ordinary Shares or rights to acquire Class B Ordinary Shares, as the case may be.
5.9   No Business Combination (whether or not the Company is the surviving entity) shall proceed unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.
5.10   No tender or exchange offer to acquire any Class A Ordinary Shares or Class B Ordinary Shares by any third party pursuant to an agreement to which the Company is to be a party, nor any tender or exchange offer by the Company to acquire any Class A Ordinary Shares or Class B Ordinary Shares shall be approved by the Company unless by the terms of such transaction: (i) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B Ordinary Shares, and (ii) the holders of Class A Ordinary Shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B Ordinary Shares. The Directors shall not approve such a transaction unless the requirements of this Article are satisfied. For the avoidance of doubt, this Article refers to and includes only economic rights.
5.11   Save and except for voting rights and conversion rights and as otherwise set out in in this Article 5, Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions and share ratably (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company) and otherwise be identical in all respects as to all matters.
6.
Share Certificates

6.1   A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer or conversion shall be cancelled and subject to the Articles and, save as provided in Articles 6.3, 7 and 8 below and in the case of a conversion of shares pursuant to Article 5.4, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
6.2   Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

6.3   If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery to the Company of the old certificate.
7.
Lien

7.1   The Company shall have a first and paramount lien on every share (not being a share which is fully paid as to its par value and share premium) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share (including any premium payable). The Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a share shall extend to any amount in respect of it.
7.2   The Company may sell in such manner as the Directors determine any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen (14) clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.
7.3   To give effect to a sale, the Directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale.
7.4   The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold, if any, and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.
8.
Calls on Shares and Forfeiture

8.1   Subject to the terms of allotment, the Directors may make calls upon the Members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Member shall (subject to receiving at least fourteen (14) clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.
8.2   A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.
8.3   The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.
8.4   If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at an annual rate of ten percent (10%), but the Directors may waive payment of the interest wholly or in part.
8.5   An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call, and if it is not paid when due, all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
8.6   Subject to the terms of allotment, the Directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

8.7   If a call remains unpaid after it has become due and payable, the Directors may give to the person from whom it is due not less than fourteen (14) clear days’ notice requiring payment of the amount unpaid, together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.
8.8   If the notice is not complied with, any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.
8.9   Subject to the provisions of the Law, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors determine either to the person who was before the forfeiture the holder or to any other person, and at any time before a sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Directors think fit. Where, for the purposes of its disposal a forfeited share is to be transferred to any person, the Directors may authorise any person to execute an instrument of transfer of the share to that person.
8.10   A person any of whose shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited, if any, but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at an annual rate of ten percent (10%), from the date of forfeiture until payment but the Directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.
8.11   A statutory declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.
9.
Transfer of Shares

9.1   Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a Clearing House, by hand or by electronic signature or by such other manner of execution as the Board may approve from time to time. Without prejudice to the generality of the foregoing, title to listed shares of the Company may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange on which such shares are listed.
9.2   The instrument of transfer shall be executed by or on behalf of the transferor and the transferee provided that the Board may dispense with the execution of the instrument of transfer by the transferee in any case which it thinks fit in its discretion to do so. Without prejudice to Article 9.1, the Board may also resolve, either generally or in any particular case, upon request by either the transferor or transferee, to accept mechanically executed transfers including, where applicable, in accordance with the laws and rules applicable to the Designated Stock Exchange. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof. Nothing in these Articles shall preclude the Board from recognizing a renunciation of the allotment or provisional allotment of any share by the allottee in favour of some other person.
9.3   The Board may in its absolute discretion and without giving any reason therefor, refuse to register a transfer of any share:
(a)   that is not fully paid up (as to both par value and any premium) to a person of whom it does not approve;

(b)   issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists;
(c)   to more than four joint holders; or
(d)   on which the Company has a lien.
9.4   Without limiting the generality of Article 9.3, the Board may also decline to recognise any instrument of transfer unless:
(a)   a fee of such maximum sum as any Designated Stock Exchange may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof;
(b)   the instrument of transfer is in respect of only one class of shares;
(c)   the Shares are fully paid (as to both par value and any premium) and free of any lien;
(d)   the instrument of transfer is lodged at the registered office or such other place at which the Register of Members is kept in accordance with the Law accompanied by any relevant share certificate(s), if any, and/or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and
(e)   if applicable, the instrument of transfer is duly and properly stamped.
9.5   If the Directors refuse to register a transfer of a share, they shall within two (2) months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.
9.6   The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange, be suspended and the Register of Members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as the Board may determine.
9.7   The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.
10.
Transmission of Shares

10.1   If a Member dies, the survivor, or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders shall be the only persons recognised by the Company as having any title to his interest; but nothing in these Articles shall release the estate of a deceased Member from any liability in respect of any share which had been jointly held by him.
10.2   A person becoming entitled to a share in consequence of the death or bankruptcy of a Member may, upon such evidence being produced as the Directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Member and the death or bankruptcy of the Member had not occurred.
10.3   A person becoming entitled to a share by reason of the death or bankruptcy of a Member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of such share to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.
11.
Changes of Capital

11.1   Subject to and in so far as permitted by the provisions of the Law and these Articles, the Company may from time to time by Ordinary Resolution alter or amend the Memorandum to:
(i)   increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

(ii)   consolidate and divide all or any of its share capital into shares of larger amounts than its existing shares;
(iii)   convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;
(iv)   sub-divide its existing shares, or any of them, into shares of smaller amounts than is fixed by the Memorandum provided that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; and
(v)   cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.
11.2   Subject to and in so far as permitted by the provisions of the Law and these Articles, the Directors shall have the ability to issue shares within the authorised share capital of the Company thereby changing the issued share capital of the Company and no Ordinary Resolution shall be required for such issuances
11.3   Except so far as otherwise provided by the conditions of issue, the new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.
11.4   Whenever as a result of a consolidation of shares any Members would become entitled to fractions of a share, the Directors may, on behalf of those Members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Law, the Company) and distribute the net proceeds of sale in due proportion among those Members, and the Directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
11.5   The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner and with and subject to any incident, consent, order or other matter required by law.
12.
Redemption and Purchase of Own Shares

12.1   Subject to the provisions of the Law and these Articles, the Company may:
(a)   issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of shares, determine;
(b)   purchase its own shares (including any redeemable shares) in such manner and on such terms as the Directors may determine and agree with the relevant Member; and
(c)   make a payment in respect of the redemption or purchase of its own shares in any manner authorised by the Law, including out of capital.
12.2   The Directors may, when making a payment in respect of the redemption or purchase of shares, if so authorised by the terms of issue of the shares (or otherwise by agreement with the holder of such shares) make such payment in cash or in specie (or partly in one and partly in the other).
12.3   Upon the date of redemption or purchase of a share, the holder shall cease to be entitled to any rights in respect thereof (excepting always the right to receive (i) the price therefor and (ii) any dividend which had been declared in respect thereof prior to such redemption or purchase being effected) and accordingly his name shall be removed from the Register of Members with respect thereto and the share shall be cancelled.

13.
Treasury Shares

13.1   The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
13.2   The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
14.
Register of Members

14.1   The Company shall maintain or cause to be maintained an overseas or local Register of Members in accordance with the Law.
14.2   The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Law. The Directors may also determine which Register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.
15.
Closing Register of Members or Fixing Record Date

15.1   For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty (30) days. If the Register shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members, the Register shall be so closed for at least ten (10) clear days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.
15.2   In lieu of, or apart from, closing the Register of Members, the Directors may fix, in advance or in arrears, a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or other distribution, or in order to make a determination of Members for any other purpose, provided that such a record date shall not exceed forty (40) clear days prior to the date where the determination will be made.
15.3   If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend or other distribution, the date on which notice of the meeting is sent or posted or the date on which the resolution of the Directors resolving to pay such dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.
16.
General Meetings

16.1   An annual general meeting of the Company may at the discretion of the Board be held in the year in which these Articles were adopted and shall be held in each year thereafter at such time as determined by the Board and the Company may, but shall not (unless required by the Law) be obliged to, in each year hold any other general meeting.
16.2   The agenda of the annual general meeting shall be set by the Board and shall include the presentation of the Company’s annual accounts and the report of the Directors (if any).
16.3   Annual general meetings shall be held in such place as the Directors may determine from time to time. To the extent permitted by law, annual general meetings may also be held virtually.
16.4   All general meetings other than annual general meetings shall be called extraordinary general meetings and the Company shall specify the meeting as such in the notices calling it.

16.5   The Directors may, whenever they think fit, convene an extraordinary general meeting of the Company, and they shall on a Members’ requisition in accordance with these Articles forthwith proceed to convene an extraordinary general meeting of the Company.
16.6   A Members’ requisition is a requisition of one or more Members holding at the date of deposit of the requisition shares representing in the aggregate not less than one-third of the votes entitled to be cast at general meetings of the Company.
16.7   The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office, and may consist of several documents in like form each signed by one or more requisitionists.
16.8   If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within fourteen (14) days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further fourteen (14) days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three (3) months after the expiration of the first said fourteen (14) day period.
16.9   A general meeting convened as aforesaid by requisitionists shall be convened in as close to the same manner as possible as that in which general meetings are to be convened by Directors.
16.10   Save as set out in Articles 16.1 to 16.9, the Members have no right to propose resolutions to be considered or voted upon at annual general meetings or extraordinary general meetings of the Company.
17.
Notice of General Meetings

17.1   At least ten (10) clear days’ notice specifying the place, the day and the hour of each general meeting and the general nature of such business to be transacted thereat shall be given in the manner hereinafter provided, including, but not limited to, as described in Article 36, or in such other manner (if any) as may be prescribed by Ordinary Resolution, to such persons as are entitled to vote or may otherwise be entitled under these Articles to receive such notices from the Company; provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)   in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)   in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95%, in par value of the Shares giving that right.
17.2   The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that general meeting.
18.
Proceedings at General Meetings

18.1   No business shall be transacted at any meeting unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorised representative, shall represent a quorum.
18.2   If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned and shall reconvene on the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the reconvened meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

18.3   A person may participate in a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a Member in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.
18.4   The Chairman or in his absence the vice-chairman of the Board (if any) shall preside as chairman of the meeting, but if neither the Chairman nor such vice-chairman (if any) is present within fifteen (15) minutes after the time appointed for holding the meeting and willing to act, the Directors present shall elect one of their number to be chairman and, if there is only one Director present and willing to act, he shall be chairman. If no Director is willing to act as chairman, or if no Director is present within fifteen (15) minutes after the time appointed for holding the meeting, the Members present in person or by proxy and entitled to vote shall choose one of their number to be chairman.
18.5   The order of business at each such meeting shall be as determined by the chairman of the meeting. The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls. The chairman of the meeting shall announce at each such meeting the date and time of the opening and the closing of the polls for each matter upon which the Members will vote at such meeting.
18.6   A Director shall, notwithstanding that he is not a Member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.
18.7   The chairman of the meeting may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen (14) days or more, at least seven (7) clear days’ notice shall be given in the manner herein provided, including, but not limited to, as described in Article 36, specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.
18.8   At each meeting of the Members, all corporate actions, including the election of Directors, to be taken by vote of the Members (except as otherwise required by applicable law and except as otherwise provided in these Articles) shall be authorised by Ordinary Resolution. Where a separate vote by a class or classes or series is required, save as provided in Article 4.10, the affirmative vote of the majority of Shares of such class or classes or series present in person or represented by proxy at the meeting and voting shall be the act of such class or series (unless provided otherwise in the resolutions providing for the issuance of such class or series).
18.9   At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.
18.10   A poll shall be taken in such manner as the chairman directs and he may appoint scrutineers (who need not be Members) and fix a place and time for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was taken.
18.11   In the case of equality of votes, the chairman of the meeting shall be entitled to a casting vote in addition to any other vote he may have.
18.12   If for so long as the Company has only one Member:
(a)   the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Articles; and
(b)   all other provisions of the Articles apply with any necessary modification (unless the provision expressly provides otherwise).

19.
Votes of Members

19.1   Subject to any rights or restrictions attached to any shares (including without limitation the enhanced voting rights attaching to Class B Ordinary Shares provided for in Article 5), every Member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative (not being himself a Member entitled to vote) or by proxy, shall on a poll have one vote for every share of which he is the holder (or, in the case of a Class B Ordinary Share, ten (10) votes for every Class B Ordinary Share of which he is the holder).
19.2   In the case of joint holders, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
19.3   A Member in respect of whom an order has been made by any court having jurisdiction (whether in the Islands or elsewhere) in matters concerning mental disorder may vote, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may vote by proxy. Evidence to the satisfaction of the Directors of the authority of the person claiming to exercise the right to vote shall be received at the registered office of the Company, or at such other place as is specified in accordance with these Articles for the deposit or delivery of forms of appointment of a proxy, or in any other manner specified in these Articles for the appointment of a proxy, not less than forty-eight (48) hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.
19.4   No Member shall, unless the Directors otherwise determine, be entitled to vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy or by a corporate representative, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
19.5   No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.
19.6   Votes may be given either personally or by proxy. Deposit or delivery of a form of appointment of a proxy does not preclude a Member from attending and voting at the meeting or at any adjournment of it, save that only the Member or his proxy may cast a vote.
19.7   A Member entitled to more than one vote need not, if he votes, use all his votes or cast all votes he uses the same way.
19.8   Subject as set out herein, an instrument appointing a proxy shall be in writing in any usual form or in any other form which the Directors may approve and shall be executed by or on behalf of the appointor save that, subject to the Law, the Directors may accept the appointment of a proxy received in an electronic communication at an address specified for such purpose, on such terms and subject to such conditions as they consider fit. The Directors may require the production of any evidence which they consider necessary to determine the validity of any appointment pursuant to this Article.
19.9   Subject to Article 19.10 below, the form of appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Directors may:
(a)   in the case of an instrument in writing, be left at or sent by post to the registered office of the Company or such other place within the Islands or elsewhere as is specified in the notice convening the meeting or in any form of appointment of proxy sent out by the Company in relation to the meeting at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;
(b)   in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified by or on behalf of the Company for the purpose of receiving electronic communications:
(i)   in the notice convening the meeting;

(ii)   in any form of appointment of a proxy sent out by the Company in relation to the meeting; or
(iii)   in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting;
be received at such address at any time before the time for holding the meeting or adjourned meeting at which the person named in the form of appointment of proxy proposes to vote;
(c)   in the case of a poll taken more than forty-eight (48) hours after it is demanded, be deposited or delivered as required by paragraphs (a) or (b) of this Article after the poll has been demanded and at any time before the time appointed for the taking of the poll; or
(d)   where the poll is taken immediately but is taken not more than forty-eight (48) hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any Director;
and a form of appointment of proxy which is not deposited or delivered in accordance with this Article or Article 19.10 is invalid.
19.10   Notwithstanding Article 19.9 above, the Directors may by way of note to or in any document accompanying the notice of a general meeting (or adjourned meeting) fix the latest time by which the appointment of a proxy must be communicated to or received by the Company (being not more than 48 hours before the relevant meeting).
19.11   A vote or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of a proxy was contained in an electronic communication, at the address at which the form of appointment was received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.
19.12   Any corporation or other non-natural person which is a Member of the Company may in accordance with its constitutional documents, or, in the absence of such provision, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
19.13   If a Clearing House (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company, it may, by resolution of its directors or other governing body or by power or attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of shareholders of the Company, provided that, if more than one Person is so authorised, the authorisation shall specify the number and class of shares in respect of which such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and class of shares specified in such authorisation.
20.
Number of Directors and Chairman

20.1   Subject to Articles 21.2, 21.4 and 21.9, the Board shall consist of such number of Directors as a majority of the Directors then in office may determine from time to time, provided that, unless otherwise determined by the Members acting by Special Resolution, with the approval by vote or written consent of the holders of a majority of the voting power of the Class A Ordinary Shares then outstanding voting exclusively and as a separate class, the Board shall consist of not less than five (5) Directors and not more than eleven (11) Directors.

20.2   The Board of Directors shall have a chairman of the Board of Directors elected and appointed by the Directors. The Directors may also elect a vice-chairman of the Board of Directors. The period for which the Chairman and the vice-chairman shall hold office shall also be determined by the Directors. The Chairman shall preside as chairman at every meeting of the Board of Directors at which he is present. Where the Chairman is not present at a meeting of the Board of Directors, the vice-chairman of the Board of Directors (if any) shall act as chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting.
21.
Appointment, Disqualification and Removal of Directors

21.1   Save as provided in Article 21.4 and subject to Articles 21.2 and 21.9, Directors shall be elected by an Ordinary Resolution of Members. Persons proposed by the Board for election at a general meeting of the Company shall be nominated only and after consultation with the Nominating and Corporate Governance Committee (if such committee is established).
21.2   Appointment Rights
(a)   Ambipar shall be entitled to nominate a number of designees to the Board of Directors by written notice served upon the Company, as set forth below:
(i)   for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least fifty percent (50%) of the total voting power of all shares, then Ambipar shall be entitled to nominate at least the majority of the Directors; provided that at least one (1) out of such Directors shall qualify as an Independent Director pursuant to Rule 10A-3 under the Exchange Act and shall also be appointed as a member of the Audit Committee; provided, further, that if more than one Director nominated by Ambipar shall be appointed as a member of the Audit Committee, such member shall also qualify as an Independent Director pursuant to Rule 10A-3 under the Exchange Act should the applicable rules and regulations so require; and
(ii)   for so long as the aggregate voting power of Class B Ordinary Shares held by Ambipar continues to be at least twenty-five percent (25%), but less than fifty percent (50%), of the total voting power of all shares, then Ambipar shall be entitled to nominate at least one-third of the Directors to the Board of Directors.
(b)   For so long as the Sponsor is subject to the transfer restrictions with respect to its Class A Ordinary Shares pursuant to the terms of the Investor Rights Agreement, the Sponsor shall be entitled to nominate one Director by written notice served upon the Company; provided that such Sponsor Director shall qualify as an Independent Director. The Sponsor Director shall also be appointed as a member of the Audit Committee, provided that the Sponsor Director shall be considered an Independent Director pursuant to Rule 10A-3 under the Exchange Act.
(c)   For so long as Opportunity shall hold at least fifty percent (50%) of the Class A Ordinary Share voting power held by Opportunity immediately after Closing (as defined in the Business Combination Agreement), Opportunity shall be entitled to nominate one Director by written notice served upon the Company.
21.3   Each Director shall hold office for such term as the resolution appointing him may determine or until his vacation of office as a Director or the Director’s removal in accordance with these Articles notwithstanding any agreement between the Company and such Director. Directors are eligible for re-election.
21.4   Subject to Articles 21.2 and 21.9, any vacancies on the Board arising other than upon the removal of a Director by resolution passed at a general meeting can be filled by the remaining Director(s) (notwithstanding that the remaining Director(s) may constitute fewer than the number of Directors required by Article 20.1 or fewer than is required for a quorum pursuant to Article 28.1). Any such appointment shall be as an interim Director to fill such vacancy until the next annual general meeting of Members (and such appointment shall terminate at the commencement of the annual general meeting).
21.5   There is no age limit for Directors of the Company.

21.6   No shareholding qualification shall be required for a Director. A Director who is not a Member shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company.
21.7   While any shares of the Company are admitted to trading on a Designated Stock Exchange, the Board must at all times comply with the residency and citizenship requirements of securities laws of the United States applicable to foreign private issuers and shall at no time have a majority of Directors who are U.S. Persons. Notwithstanding any other provision in these Articles, no appointment or election of a U.S. Person as a Director shall be permitted if such appointment or election would have the effect of creating a majority of Directors who are U.S. Persons, and any such appointment or election shall be disregarded for all purposes.
21.8   Subject to Articles 21.2 and 21.9, Directors may be removed (with or without cause) by Ordinary Resolution of Members. The notice of general meeting must contain a statement of the intention to remove the Director and must be served on the Director not less than ten (10) calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.
21.9   Each of Ambipar, Sponsor and Opportunity, as applicable, shall have the exclusive right to appoint and remove the respective Director(s) appointed by it, and appoint replacement Director(s). Any such Director(s) shall be nominated, appointed and removed only by Ambipar, Sponsor or Opportunity, as the case may be, by written notice served upon the Company. Such appointment or removal by Ambipar, Sponsor or Opportunity, as applicable, shall have immediate effect when the notice is served, or take effect at such later time as may be stated in such notice.
21.10   The office of a Director shall be vacated automatically if:
(a)   he or she becomes prohibited by law from being a Director;
(b)   he or she becomes bankrupt or makes any arrangement or composition with his creditors generally;
(c)   he or she dies or is, in the opinion of all his co-Directors, incapable by reason of mental disorder of discharging his duties as Director;
(d)   he or she resigns his or her office by notice to the Company; or
(e)   he or she has for more than six (6) months been absent without permission of the Directors from meetings of Directors held during that period and the remaining Directors resolve that his or her office be vacated.
22.
Alternate Directors

22.1   Any Director (but not an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.
22.2   An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, to sign any written resolution of the Directors (in place of his appointor) and generally to perform all the functions of his appointor as a Director in his absence.
22.3   An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.
22.4   Any appointment or removal of an alternate Director shall be by written notice to the Company at its registered office, signed by the Director making or revoking the appointment, or in any other manner approved by the Directors.
22.5   Subject to the provisions of these Articles, an alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

23.
Powers of Directors

23.1   Subject to the provisions of the Law, to the Memorandum and the Articles, to any directions given by Ordinary Resolution and to the listing rules of any Designated Stock Exchange, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this Article shall not be limited by any special power given to the Directors by the Articles and a meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
23.2   The Board may exercise all the powers of the Company to raise capital or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Law, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
24.
Delegation of Directors’ Powers

24.1   Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the offices of chief executive officer, chief operating officer and chief financial officer, one or more vice presidents, managers or controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another) and with such powers and duties as the Directors may think fit.
24.2   Without limiting the generality of Article 24.1, the Directors may appoint one or more of their body to the office of managing Director or to any other executive office under the Company, and the Company may enter into an agreement or arrangement with any Director for his/her employment, subject to applicable law and any listing rules of the SEC or any Designated Stock Exchange, or for the provision by him of any services outside the scope of the ordinary duties of a Director. Any such appointment, agreement or arrangement may be made upon such terms as the Directors determine and they may remunerate any such Director for his services as they think fit. Any appointment of a Director to an executive office shall terminate automatically if he ceases to be a Director but without prejudice to any claim to damages for breach of the contract of service between the Director and the Company.
24.3   The Directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.
24.4   Subject to applicable law and the listing rules of any Designated Stock Exchange, the Directors may delegate any of their powers to any committee (including, without limitation, an Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and any other such committee as the Directors may determine), consisting of one or more Directors. They may also delegate to any executive officer or committee of executive officers such of their powers as they consider desirable to be exercised by him or them. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of its own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the provisions of the Articles regulating the proceedings of Directors so far as they are capable of applying. Where a provision of the Articles refers to the exercise of a power, authority or discretion by the Directors and that power, authority or discretion has been delegated by the Directors to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.
24.5   Without limiting the generality of Article 24.4, the Board shall establish a permanent Audit Committee and may establish a Compensation Committee and a Nominating and Corporate Governance Committee and, where such committees are established, the Board may adopt formal written charters for such committees and, if so, shall review and assess the adequacy of such formal written charters on an annual basis. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in these Articles and shall have such powers as the Board may delegate pursuant to Article 24.4 and as required by the rules of the Designated Stock Exchange or applicable law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of directors as the Board shall from time to time determine (or such minimum number as may be required from time to time by any Designated Stock Exchange). For so long as any class of Shares is listed on a Designated Stock Exchange, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules of the Designated Stock Exchange or otherwise required by applicable law.
24.6   At least one (1) member of the Audit Committee will be an audit committee financial expert as determined by the rules adopted by the Designated Stock Exchange. Such financial expert shall have a special past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication
25.
Remuneration and Expenses of Directors

25.1   The Directors shall be entitled to such remuneration as the Board may determine and, unless otherwise determined, the remuneration shall be deemed to accrue from day to day. If established, the Compensation Committee will assist the Board in reviewing and approving compensation decisions.
25.2   Members of the Audit Committee may be paid annual compensation in the form of a fixed salary in such amount as the Board may determine.
25.3   A Director who at the request of the Directors goes or resides outside of the Islands, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Directors may decide.
25.4   The Directors may be paid all traveling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.
26.
Directors’ Gratuities and Pensions

The Directors may cause the Company to provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any existing Director or any Director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.
27.
Directors’ Interests

27.1   Subject to the Law and listing rules of any Designated Stock Exchange, if a Director has disclosed to the other Directors the nature and extent of any direct or indirect interest which the Director has in any transaction or arrangement with the Company, a Director notwithstanding his office:
(a)   may be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested;
(b)   may be a Director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and
(c)   shall not by reason of his office be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.
27.2   For the purposes of Article 27.1:
(a)   a general notice given to the Directors to the effect that (1) a Director is a member or officer of a specified company or firm and is to be regarded as having an interest in any transaction or arrangement which may after the date of the notice be made with that company or firm; or (2) a Director is to be regarded as interested in any transaction or arrangement which may after the date of the notice be made with a specified person who is connected with him or her shall be deemed to be a sufficient disclosure that the Director has an interest of the nature and extent so specified; and
(b)   an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.
27.3   A Director must disclose any direct or indirect interest in any transaction or arrangement with the Company, and following a declaration being made pursuant to the Articles, subject to any separate requirement for Audit Committee approval under applicable law or the listing rules of any Designated Stock Exchange or specific policies adopted by the Board, and unless disqualified by the chairman of the relevant meeting, a Director may vote in respect of any such transaction or arrangement in which such Director is interested and may be counted in the quorum at such meeting.
27.4   Notwithstanding the foregoing, no “Independent Director” (as defined herein) and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.
28.
Proceedings of Directors

28.1   The quorum for the transaction of the business of the Directors shall be a simple majority of the Directors then in office (subject to there being a minimum of two (2) Directors present). A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum, but one such Director shall not constitute a quorum on his own.
28.2   Subject to the provisions of the Articles, the Directors may regulate their proceedings as they determine is appropriate. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.
28.3   A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting and is counted in a quorum and entitled to vote.
28.4   A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor and if such alternate Director is also a Director, being entitled to sign such resolution both on behalf of his appointor and in his capacity as a Director) shall be as valid and effective as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. Unless otherwise provided by its terms, such a resolution shall be effective from the date and time of the last signature.
28.5   A Director or alternate Director may, and another officer of the Company on the direction of a Director or alternate Director shall, call a meeting of the Directors by at least five (5) clear days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.
28.6   Notwithstanding Article 28.5, if all Directors so agree to the meeting, a Director or alternate Director may, or other officer of the Company on the direction of a Director or alternate Director may, call a meeting of the Directors on shorter notice than is provided for in Article 28.5 by notice in writing to every Director and alternate Director, which notice shall set forth the general nature of the business to be considered.
28.7   The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors, the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
28.8   All acts done by any meeting of the Directors or of a committee of the Directors (including any person acting as an alternate Director) shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director or alternate Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director or alternate Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
28.9   A Director who is present at a meeting of the Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by electronic mail to the Company immediately after the conclusion of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
29.
Secretary and Other Officers

The Directors may by resolution appoint a Secretary and may by resolution also appoint such other officers as may from time to time be required upon such terms as to the duration of office, remuneration and otherwise as they may think fit PROVIDED THAT, the Directors may only appoint persons as directors of the Company in accordance with Article 21.3. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide. The Directors may by resolution remove from that position any Secretary or other officer appointed pursuant to this Article.
30.
Minutes

The Directors shall cause minutes to be made in books kept for the purposes of recording:
(a)   all appointments of officers made by the Directors; and
(b)   all resolutions and proceedings of meetings of the Company, of the holders of any class of shares in the Company and of the Directors and of committees of Directors, including the names of the Directors present at each such meeting.
31.
Seal

31.1   The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed, and unless otherwise so determined every such instrument shall be signed by a Director or by such other person as the Directors may authorise.
31.2   The Company may have for use in any place or places outside the Islands a duplicate Seal or Seals, each of which shall be a reproduction of the Seal of the Company and, if the Directors so determine, shall have added on its face the name of every place where it is to be used.

31.3   The Directors may by resolution determine (i) that any signature required by this Article need not be manual but may be affixed by some other method or system of reproduction or mechanical or electronic signature and/or (ii) that any document may bear a printed reproduction of the Seal in lieu of affixing the Seal thereto.
31.4   No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of the delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same or affixed the Seal thereto, as the case may be, for and on behalf of the Company shall have ceased to hold such office and authority on behalf of the Company.
32.
Dividends

32.1   Subject to any rights and restrictions for the time being attached to any shares and subject to the provisions of these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor, but no dividend shall exceed the amount recommended by the Directors.
32.2   Subject to the provisions of the Law and of these Articles, the Directors may declare dividends in accordance with the respective rights of the Members and authorise payment of the same out of the funds of the Company lawfully available therefor. If at any time the share capital is divided into different classes of shares, the Directors may pay dividends on shares which confer deferred or non-preferred rights with regard to dividends as well as on shares which confer preferential rights with regard to dividends, but no dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears that there are sufficient funds of the Company lawfully available for distribution to justify the payment. Provided the Directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of a dividend on any shares having deferred or non-preferred rights.
32.3   The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares in the capital of the Company) as the Directors may from time to time think fit.
32.4   Except as otherwise provided by the rights attached to shares and subject to Article 15, all dividends shall be paid in proportion to the number of shares a Member holds as of the date the dividend is declared; save that (a) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (b) where the Company has shares in issue which are not fully paid up (as to par value) the Company may pay dividends in proportion to the amount paid up on each share.
32.5   The Directors may deduct from a dividend or other amounts payable to a person in respect of a share any amounts due from him to the Company on account of a call or otherwise in relation to a share.
32.6   Any Ordinary Resolution or Directors’ resolution declaring a dividend may direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to such distribution, the Directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any Member upon the footing of the value so fixed in order to adjust the rights of Members and may vest any assets in trustees.
32.7   Any dividend or other moneys payable on or in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the Register of Members or to such person and to such address as the person or persons entitled may in writing direct. Subject to any applicable law or regulations, every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.
32.8   No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.
32.9   Any dividend which has remained unclaimed for six years from the date when it became due for payment shall, if the Directors so resolve, be forfeited and cease to remain owing by the Company.
32.10   Notwithstanding anything to the contrary herein, for the financial years set forth below, dividends and other distributions on any shares in issue (or payments of the same out of the funds of the Company) may not exceed the following rates, in each case as calculated in accordance with the International Financial Reporting Standards, as issued by the International Accounting Standards Board:
For the financial year of the Closing (as defined in the Business Combination Agreement)	25% of the Company’s net income for such financial year
For the first financial year following the Closing (as defined in the Business Combination Agreement)	50% of the Company’s net income for such financial year
For the second financial year following the Closing (as defined in the Business Combination Agreement)	50% of the Company’s net income for such financial year

33.
Financial Year, Accounting Records and Audit

33.1   Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 December in each year and, following the year of incorporation, shall begin on 1 January each year.
33.2   The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors. The books of account shall be kept at the registered office or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.
33.3   No Member shall be entitled to require discovery of or any information with respect to any detail of the Company’s trading or any matter which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interests of the Members of the Company to communicate to the public.
33.4   The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books and corporate records of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law, the listing rules of any Designated Stock Exchange or authorised by the Directors.
33.5   Subject to Articles 33.4, and 33.6 a printed copy of the Directors’ report, if any, accompanied by the consolidated statements of financial position, profit or loss, comprehensive income (loss), cash flows and changes in shareholders’ equity, including every document required by the Law to be annexed thereto, made up to the end of the applicable financial year, shall be sent to the Members before the date of the general meeting and laid before the Company at the annual general meeting held in accordance with Article 16.2, provided that this Article 33.5 shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares.
33.6   The requirement to send to a person referred to in Article 33.5 the documents referred to in that Article shall be deemed satisfied where, in accordance with all applicable laws, rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, the Company publishes copies of the documents referred to in Article 33.5 on the Company’s Website, transmits it to SEC’s website or in any other permitted manner (including by sending any other form of electronic communication), and that person has agreed or is deemed by the Company to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company’s obligation to send to him a copy of such documents.
33.7   Subject to applicable law and to the rules of any Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited in such manner as may be determined from time to time by the Directors.
33.8   Every auditor of the Company shall have a right of access at all times to the books and accounts of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.
34.
Capitalisation of Profits

34.1   The Directors may:
(a)   subject as provided in this Article, resolve to capitalize any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company’s share premium account or capital redemption reserve;
(b)   appropriate the sum resolved to be capitalised to the Members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those Members, or as they may direct, in those proportions, or partly in one way and partly in the other, provided that on any such capitalization holders of Class A Ordinary Shares shall receive Class A Ordinary Shares (or rights to acquire Class A Ordinary Shares, as the case may be) and holders of Class B Ordinary Shares shall receive Class B Ordinary Shares (or rights to acquire Class B Ordinary Shares, as the case may be);
(c)   resolve that any shares so allotted to any Member in respect of a holding by him of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend;
(d)   make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this Article in fractions; and
(e)   authorise any person to enter on behalf of all the Members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such Members.
35.
Share Premium Account

35.1   The Directors shall in accordance with Section 34 of the Law establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed as described in Article 4.12.
35.2   There shall be debited to any share premium account:
(a)   on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by Section 37 of the Law, out of capital; and
(b)   any other amounts paid out of any share premium account as permitted by Section 34 of the Law.

36.
Notices

36.1   Except as otherwise provided in these Articles and subject to the rules of any Designated Stock Exchange, any notice or document may be served by the Company or by the Person entitled to give notice to any Member either personally or by posting it airmail or by air courier service in a prepaid letter addressed to such Member at his address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Member may have specified in writing for the purpose of such service of notices, or by advertisement in appropriate newspapers in accordance with the requirements of any Designated Stock Exchange, or by facsimile or by placing it on the Company’s Website. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.
36.2   Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail with a copy by electronic mail.
36.3   Any notice or other document, if served by:
(a)   post, shall be deemed to have been served five days after the time when the letter containing the same is posted;
(b)   facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;
(c)   recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;
(d)   electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or
(e)   placing it on the Company’s Website, shall be deemed to have been served one (1) hour after the notice or document is placed on the Company’s Website.
In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.
36.4   A Member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting, and, where requisite, of the purpose for which it was called.
36.5   Any notice or document delivered or sent by post to or left at the registered address of any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.
36.6   Notice of every general meeting of the Company shall be given to:
(a)   all Members holding Shares with the right to receive notice and who have supplied to the Company an address, facsimile number or email address for the giving of notices to them; and
(b)   every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.
No other Person shall be entitled to receive notices of general meetings
37.
Winding Up

37.1   The Board shall have the power in the name and on behalf of the Company to present a petition to the court for the Company to be wound up.

37.2   If the Company is wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law, divide among the Members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the Members as he with the like sanction determines, but no Member shall be compelled to accept any assets upon which there is a liability.
37.3   If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the shares held by them respectively. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.
38.
Indemnity

38.1   Every Indemnified Person for the time being and from time to time of the Company and the personal representatives of the same shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts (including reasonable attorneys’ fees and expenses and amounts paid in settlement and costs of investigation (collectively “Losses”) incurred or sustained by him otherwise than by reason of his own dishonesty, willful default or fraud in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any Losses incurred by him in defending or investigating (whether successfully or otherwise) any civil, criminal, investigative and administrative proceedings concerning or in any way related to the Company or its affairs in any court whether in the Islands or elsewhere. Such Losses incurred in defending or investigating any such proceeding shall be paid by the Company as they are incurred upon receipt, in each case, of an undertaking by or on behalf of the Indemnified Person to repay such amounts if it is ultimately determined by a non-appealable order of a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification hereunder with respect thereto.
38.2   No such Indemnified Person of the Company and the personal representatives of the same shall be liable (i) for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company or (ii) by reason of his having joined in any receipt for money not received by him personally or in any other act to which he was not a direct party for conformity or (iii) for any loss on account of defect of title to any property of the Company or (iv) on account of the insufficiency of any security in or upon which any money of the Company shall be invested or (v) for any loss incurred through any bank, broker or other agent or any other party with whom any of the Company’s property may be deposited or (vi) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities or discretions of his office or in relation thereto or (vii) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Person’s part, unless he has acted dishonestly, with willful default or through fraud.
38.3   The Company hereby acknowledges that certain Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance from or against (other than directors’ and officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any such insurance obtained or maintained pursuant to Article 38.4 hereof) Other Indemnitors. The Company hereby agrees that: (i) it is the indemnitor of first resort (i.e., its obligations to an Indemnified Person are primary and any obligation of any Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnified Person are secondary); (ii) it shall be required to advance the full amount of expenses incurred by an Indemnified Person and shall be liable for the full amount of all Losses to the extent legally permitted and as required by the terms of these Articles (or any other agreement between the Company and an Indemnified Person) without regard to any rights an Indemnified Person may have against any Other Indemnitors; and (iii) it irrevocably waives, relinquishes and releases any Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by any Other Indemnitors on behalf of an Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Company shall affect the foregoing, and without prejudice to Article 39 below, Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Company. For the avoidance of doubt, no Person or entity providing Directors’ or officers’ or similar insurance obtained or maintained by or on behalf of the Company or any of its subsidiaries, including any Person providing such insurance obtained or maintained pursuant to Article 38.4 hereof, shall be an Other Indemnitor.
38.4   The Directors may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a Person who is or was (whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Article 38 or under applicable law): (a) a Director, alternate Director, Secretary or auditor of the Company or of a company which is or was a subsidiary of the Company or in which the Company has or had an interest (whether direct or indirect); or (b) the trustee of a retirement benefits scheme or other trust in which a person referred to in Article 38.1 is or has been interested, indemnifying him against any liability which may lawfully be insured against by the Company.
39.
Claims Against the Company

Notwithstanding Article 38.3, unless otherwise determined by a majority of the Board, in the event that (i) any Member (the “Claiming Party”) initiates or asserts any claim or counterclaim (“Claim”) or joins, offers substantial assistance to or has a direct financial interest in any Claim against the Company and (ii) the Claiming Party (or the third party that received substantial assistance from the Claiming Party or in whose Claim the Claiming Party had a direct financial interest) does not obtain a judgment on the merits in which the Claiming Party prevails, then each Claiming Party shall, to the fullest extent permissible by law, be obligated jointly and severally to reimburse the Company for all fees, costs and expenses (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the Company may incur in connection with such Claim.
40.
Untraceable Members

40.1   Without prejudice to the rights of the Company under Article 40.2, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two (2) consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.
40.2   The Company shall have the power to sell, in such manner as the Board thinks fit, any shares of a Member who is untraceable, but no such sale shall be made unless:
(a)   all cheques or warrants in respect of dividends of the shares in question, being not less than three (3) in total number, for any sum payable in cash to the holder of such shares in respect of them sent during the relevant period in the manner authorised by the Articles of the Company have remained uncashed;
(b)   so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such shares or of a person entitled to such shares by death, bankruptcy or operation of law; and
(c)   the Company, if so required by the rules governing the listing of shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such shares in the manner required by the Designated Stock Exchange, and a period of three (3) months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement.

For the purposes of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in this Article 40.2 and ending at the expiry of the period referred to in that paragraph.
40.3   To give effect to any such sale the Board may authorise some person to transfer the said shares and an instrument of transfer signed or otherwise executed by or on behalf of such persons shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Article shall be valid and effective notwithstanding that the Member holding the shares sold is dead, bankruptcy or otherwise under any legal disability or incapacity.
41.
Amendment of Memorandum of Articles

41.1   Subject to the Law, the Company may by Special Resolution change its name or change the provisions of the Memorandum with respect to its objects, powers or any other matter specified therein.
41.2   Subject to the Law and as provided in these Articles (including in Article 41.3), the Company may at any time and from time to time by Special Resolution, alter or amend these Articles in whole or in part.
41.3   In addition to any rights provided by Law or otherwise set forth in these Articles, the Company shall not,
(a)   without the approval by vote or written consent of the holders of a majority of the voting power of the Class A Ordinary Shares then outstanding, voting exclusively and as a separate class, amend these Articles in the event such amendment would adversely affect the rights of the holders of the Class A Ordinary Shares or otherwise have an adverse effect on such rights;
(b)   for so long as Sponsor has the right to designate a Director to the Board pursuant to Article 21.2(b), without the approval by vote or written consent of the Sponsor, amend Articles 21.2(b) or 21.9 to the detriment of the Sponsor, nor amend Article 41.3(a) or this Article 41.3(b);
(c)   for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), without the approval by vote or written consent of Opportunity, amend Articles 4.1(b)(i), 21.2(c) or 21.9 to the detriment of Opportunity, nor amend Article 41.3(a), this Article 41.3(c) or Article 41.3(d); and
(d)   for so long as Opportunity has the right to designate a Director to the Board pursuant to Article 21.2(c), without the approval by vote or written consent of Opportunity, amend or terminate any policies with respect to related party transactions of the Company.
41.4   If the holders of the Shares vote in favour of any matter set out in Articles 41.3(a) to 41.3(d) but the requisite approvals set out in Article 41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, have not been obtained in accordance with Article 41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, the applicable holders referenced in Article 41.3(a), 41.3(b), 41.3(c) and/or 41.3(d), as applicable, shall have, in such vote, voting rights equal to the aggregate voting power of all the holders of Shares who voted in favour of such matter plus one.
42.
Transfer by Way of Continuation

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.
43.
Merger and Consolidation

43.1   Subject to the Law and the rules of any Designated Stock Exchange, the Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Law), upon such terms as the Directors may determine.
43.2   For the avoidance of doubt: a) statutory mergers and consolidations have the specific meaning as set out in Act, b) no additional requirements are imposed by the Articles, and c) transactions which are not deemed by the Directors, in their sole discretion following due deliberations and advice, to be a merger or consolidation as set out in the Law, do not require a Special Resolution and may be carried out by the Company with the approval of Directors and shall not (unless otherwise set out in these Articles or the Law) require separate shareholder approval.

Annex E
July 5, 2022
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Ambipar Emergency Response
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Re: Sponsor Letter Agreement
Ladies and Gentlemen:
Reference is made herein to that certain Business Combination Agreement, dated as of the date hereof, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”), Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“SPAC”) and Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.
This letter (this “Sponsor Letter Agreement”) is being delivered to you in accordance with the Business Combination Agreement and hereby amends and restates in its entirety that certain letter, dated July 15, 2020, from HPX Capital Partners LLC, a Delaware limited liability company (“Sponsor”) and the other individuals who are signatories thereto (the “Prior Letter Agreement”).
The Sponsor is, as of the date hereof, the record and beneficial owner of 6,245,000 SPAC Class B Ordinary Shares (the “Sponsor Founder Shares”) and each of Marcos Peigo, Wolney Edirley Gonçalves Betiol and Salete Pinheiro is, as of the date hereof, the record and beneficial owner of 20,000 SPAC Class B Ordinary Shares, (each of Mr. Peigo, Mr. Betiol and Mr. Pinheiro, an “Insider,” and collectively, the “Insiders,” and the SPAC Class B Ordinary Shares owned by them, the “Insider Founder Shares”, and together with the Sponsor Founder Shares, the “Founder Shares”). The Sponsor is, as of the date hereof, the record and beneficial owner of 7,060,000 warrants (the “Private Placement Warrants”), each such warrant giving the right to the Sponsor to purchase one SPAC Class A Ordinary Share. The terms “Founder Shares” and “Private Placement Warrants” shall be deemed to refer to and include (i) the New PubCo Class A Ordinary Shares into which such shares are converted and the warrants to purchase New PubCo Class A Ordinary Shares into which the existing Private Placement Warrants are converted in each case, as a result of the consummation of the transactions contemplated by the Business Combination Agreement and the Founder Recapitalization (as defined below) or any Transaction Agreement and (ii) in the event of any equity dividend or distribution, or any change in the equity interests of SPAC or, after the conversion referred to in the preceding clause (i), New PubCo by reason of any equity dividend or distribution, equity split, reverse share-split, consolidation of shares, recapitalization, combination, conversion, surrender, exchange of equity interests or the like, such equity dividends and distributions and any securities into which or for which any or all of the Founder Shares or Private Placement Warrants, respectively, may be changed or exchanged or which are received or surrendered in such transaction.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Sponsor, the Insiders, New PubCo, the Company and SPAC agree as follows:
1.   Redemption and Voting.
(a)   The Sponsor and the Insiders each hereby irrevocably and unconditionally agrees that if SPAC seeks shareholder approval of (i) the transactions contemplated by the Business Combination Agreement or any Transaction Agreements or (ii) any Extension, including, in each case, any amendments to the SPAC Governing Documents, it, he or she shall not redeem any Founder Shares owned by it, him or her in connection with any such shareholder approval.
(b)   Prior to the earlier of (x) the date on which this Sponsor Letter Agreement is terminated in accordance with its terms and (y) the Closing (the “Voting Period”), at each meeting of the SPAC Shareholders (whether annual or special and whether or not an adjourned or postponed meeting, however called), and in each written consent or resolution of any of the SPAC Shareholders in which Sponsor and the Insiders are entitled to vote or consent, the Sponsor and the Insiders each hereby unconditionally and irrevocably agrees to be present for such meeting (or otherwise cause its, his or her Founder Shares to be counted as present thereat for the purpose of establishing a quorum) and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Founder Shares and all other equity interests of SPAC over which it, he or she has voting power (i) in favor of, and to approve and adopt, the Business Combination Agreement, the Transaction Agreements, the Transactions and all SPAC Shareholder Matters, (ii) in favor of and to approve and adopt, all other matters contemplated to be adopted or approved by the SPAC Shareholders as set forth in the Business Combination Agreement or any of the Transaction Agreements or in connection with the Transactions, including any Extension, and (iii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of SPAC to consummate any of the Transactions or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement or any of the Transactions or (B) any other action, proposal, transaction or agreement involving SPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect any of the Transactions or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of the SPAC in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to SPAC’s or the Company Parties’ obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
(c)   During the Voting Period, the Sponsor and the Insiders each agrees not to deposit, and to cause its Affiliates not to deposit, any Founder Shares in a voting trust or subject any Founder Shares to any arrangement or agreement with respect to the voting of such Founder Shares, unless specifically requested to do so by New PubCo, the Company and SPAC in connection with the Business Combination Agreement, the Transaction Agreements or the Transactions.
(d)   During the Voting Period, the Sponsor and the Insiders each agrees, except as contemplated by the Business Combination Agreement or any Transaction Agreement in connection with and in furtherance of the Transactions (including, for the avoidance of doubt, the matters described in clauses (i) and (ii) of Section 1(b) above), not to make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any equity interests of SPAC. For the avoidance of doubt, recommending that the SPAC Shareholders vote in favor of the Business Combination Agreement, the Transaction Agreements and the transactions contemplated thereby shall not be considered a “solicitation of proxies or consents” addressed in the preceding sentence of this clause.
(e)   During the Voting Period, the Sponsor and the Insiders each agrees to provide to SPAC, the Company, New PubCo, Merger Sub and their respective Representatives any information regarding Sponsor, the Insiders or the Founder Shares that is reasonably requested by SPAC, the Company, New PubCo, Merger Sub or any of their respective Representatives pursuant to the Business Combination Agreement or any Transaction Agreement. To the extent required by applicable Legal Requirements, the

Sponsor and the Insiders each authorizes the Company, New PubCo, Merger Sub and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NYSE or the Registration Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), Sponsor’s or any Insider’s identity and ownership of Founder Shares and the nature of Sponsor’s and the Insider’s commitments and agreements under this Sponsor Letter Agreement, the Business Combination Agreement and any other Transaction Agreements; provided that such disclosure is made in compliance with the provisions of the Business Combination Agreement.
(f)   The obligations of Sponsor and Insiders specified in this Section 1 shall apply whether or not any of the Transactions is recommended by the board of directors of SPAC, and whether or not any previous such recommendation has been withdrawn, modified, qualified or otherwise changed by the board of directors of SPAC.
2.   Founder Recapitalization.
(a)   Sponsor and Insiders hereby each agrees that, immediately prior to the consummation of the First Merger (but subject to the prior satisfaction or waiver of all of the conditions to the consummation of the Transactions set forth in the Business Combination Agreement),
(i)   the Sponsor shall contribute, transfer, assign, convey and deliver to SPAC, and SPAC shall acquire and accept from Sponsor, all of Sponsor’s right, title, and interest in, to and under all of Sponsor’s (x) Sponsor Founder Shares and (y) Private Placement Warrants, and in exchange therefore, SPAC shall issue to Sponsor (A) an aggregate number of SPAC Class A Ordinary Shares equal to 1,860,000 shares of SPAC Class A Ordinary Shares minus any XP Additional Shares (as defined in the Shareholder Non-Redemption Agreement, dated the date hereof, by and among New PubCo, SPAC and XP Allocation Asset Management Ltda. (the “XP Non-Redemption Agreement”) (such shares, including the New PubCo Class A Ordinary Shares issued in exchange therefor at the Closing, the “Sponsor Shares”) and (B) an aggregate number of Private Placement Warrants equal to 812,500 Private Placement Warrants minus any XP Additional Warrants (as defined in the XP Non-Redemption Agreement), free and clear of all Liens as provided below, and
(ii)   each Insider shall contribute, transfer, assign, convey and deliver to SPAC, and SPAC shall acquire and accept from such Insider, all of such Insider’s right, title, and interest in, to and under all of such Insider’s Insider Founder Shares, and in exchange therefore, SPAC shall issue to such Insider an equal number of SPAC Class A Ordinary Shares, each free and clear of all Liens as provided below (collectively, the “Founder Recapitalization”).
(b)   No certificates will be issued in connection with the Founder Recapitalization, and SPAC will update (or procure that its agent updates) its register of members and books and records (as necessary) to reflect, in each case, the exchange and issuance of shares and securities in connection with the Founder Recapitalization (including, amongst other things, the applicable number of shares of each class to be registered in the name of the Sponsor and each Insider as a result of the Founder Recapitalization). Following the Founder Recapitalization, none of the Sponsor and the Insiders shall hold any SPAC Class B Ordinary Shares and, except for the Private Placement Warrants, none of the Sponsor and the Insiders shall have any right to purchase or otherwise acquire any SPAC Class B Ordinary Shares or any other securities of SPAC.
(c)   The Founder Recapitalization shall be applicable only in connection with the Transactions and this Sponsor Letter Agreement, and the Founder Recapitalization shall be void and of no force and effect in the event this Sponsor Letter Agreement is terminated in accordance with its terms prior to the Closing.
3.   Tax Matters.
(a)   The parties hereto intend that the Founder Recapitalization will be treated as a tax-free recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”).

(b)   For the taxable year of New PubCo that includes the Closing (the “Closing Tax Year”), and, following the written request of Sponsor, for any taxable year following the Closing Tax Year in which the Sponsor continues to hold an equity interest in New PubCo (each, a “Subsequent Tax Year”), New PubCo shall determine if it is a passive foreign investment company as defined in Section 1297 of the Code (a “PFIC”). In the event New PubCo determines it is a PFIC for the Closing Tax Year or any Subsequent Tax Year, New PubCo shall reasonably cooperate with the Sponsor to make available to the SPAC Shareholders any information requested by the Sponsor in connection with New PubCo’s PFIC status (including a PFIC Annual Information Statement as defined in Section 1.1295-1(g) of the Treasury Regulations) and any such information requested by the Sponsor in order for SPAC Shareholders to make any elections in respect such shareholders’ New PubCo Class A Ordinary Shares in connection with New PubCo’s PFIC status (such cooperation by New PubCo, “PFIC Cooperation”). Any cost, fee, expense or liability attributable to or incurred in connection with (i) determining if New PubCo is a PFIC, or (ii) any PFIC Cooperation provided to the Sponsor (including, for the avoidance of doubt, any external or internal costs incurred in connection with the preparation of, or the maintenance of, books and records of New PubCo for U.S. federal income tax purposes that may be required in order to provide such information or other PFIC Cooperation) (the “PFIC Costs”) shall be borne entirely by the Sponsor and to the extent any such PFIC Costs are borne by New PubCo, the Sponsor shall promptly reimburse New PubCo in full for the entire amount of such PFIC Costs.
4.   Transfer Restrictions.
(a)   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC, New PubCo and the Company, during the Voting Period, the Sponsor and the Insiders each agrees that it, he or she shall not Transfer (as defined below) any Founder Shares or Private Placement Warrants. “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(b)   Notwithstanding the provisions set forth in paragraph (a), Transfers of the Founder Shares or Private Placement Warrants are permitted: (i) in the case of an individual, (A) by gift to a member of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization, (B) by virtue of laws of descent and distribution upon death of the individual, (C) pursuant to a qualified domestic relations order, (D) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust or (ii) in the case of an entity, to an Affiliate of such Person; provided, that, in the case of clauses (i) and (ii), these permitted transferees must enter into a written agreement with SPAC, the Company and New PubCo agreeing to be bound by the transfer restrictions in this Agreement.
5.   Waiver of Anti-Dilution Rights.   Contingent upon and effective as of the Closing, pursuant to Section 17.4 of the Amended and Restated Memorandum and Articles of Association of SPAC (the “SPAC Articles”), the Sponsor and the Insiders, in their capacity as holders of one hundred percent (100%) of the Founder Shares, each hereby irrevocably and unconditionally waives and covenants and agrees not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the SPAC Articles), including those rights that would otherwise apply pursuant to Section 17.3 of the SPAC Articles as a result of the issuance of any New PubCo Ordinary Shares in connection with any of the Transactions (including the Mergers, the PIPE Investment and the Company Shareholder PIPE Investment) such that the New PubCo Ordinary Shares issued pursuant to any of the Transactions are excluded from the determination of the number of New PubCo Class A Ordinary Shares issuable upon conversion of the Founder Shares pursuant to Section 17.3 of the SPAC Articles.
6.   Entire Agreement; Amendments and Waivers.   This Sponsor Letter Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby, including, without limitation, with respect to the Sponsor and the other signatories to the Prior Letter Agreement, the Prior Letter Agreement. This Sponsor Letter Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed (i) prior to Closing, among the SPAC, Sponsor, New PubCo and the Company, it being acknowledged and agreed that the Company’s and New PubCo’s execution of such an instrument will not be required after any termination of the Business Combination Agreement in accordance with its terms prior to the Closing, or (ii) after the Closing, between Sponsor and New PubCo.
7.   Successors and Assigns.   No party hereto may, except as set forth herein, assign either this Sponsor Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this Section shall be void and ineffectual and shall not operate to transfer or assign any right, interest or obligation to the purported assignee. This Sponsor Letter Agreement shall be binding on, and inure to the benefit of, each of the parties hereto and their respective successors and permitted assigns.
8.   Notices.   Any notice, consent or request to be given in connection with any of the terms or provisions of this Sponsor Letter Agreement shall be in writing and shall be sent or given (i) if sent or given to any party hereto other than the Sponsor or any Insider, to such party in accordance with the terms of Section 11.1 of the Business Combination Agreement or (ii) if given to Sponsor or any Insider, to Sponsor or such Insider, as the case may be, to the address or e-mail set forth on such Person’s signature page hereto and shall, in each case, be deemed delivered in accordance with the terms of Section 11.1 of the Business Combination Agreement.
9.   Termination.   This Sponsor Letter Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Sponsor Letter Agreement shall be of no force and effect from and after such termination and, immediately upon such termination, the Prior Letter Agreement shall automatically (without further action by the Sponsor, the Insiders or SPAC) be reinstated and will be in full force and effect as among the Sponsor, the Insiders and SPAC. No termination or reversion of this Sponsor Letter Agreement shall relieve any party hereto from any obligation accruing, or liability resulting from a Willful Breach of this Sponsor Letter Agreement by such party occurring prior to such termination or reversion.
10.   Representations and Warranties.   Each of the parties hereto represents and warrants that (a) it has the power and authority, or capacity, as the case may be, to enter into this Sponsor Letter Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Sponsor Letter Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (c) this Sponsor Letter Agreement has been duly and validly executed and delivered by each of the parties hereto and constitutes, a legal, valid and binding obligation of each such party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
11.   Further Assurances.   Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.
12.   Miscellaneous.   Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction) and 11.14 (No Recourse) of the Business Combination Agreement shall apply mutatis mutandis to this Sponsor Letter Agreement.
[Signature pages follow]

Sincerely,
HPX CAPITAL PARTNERS LLC

By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Authorized Signatory

Attn:
Carlos Piani

Email:
cpiani@hpxcorp.com

Address:
1000 N. West Street, Suite 1200 Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

MARCOS PEIGO
/s/ Marcos Peigo

Email:
mpeigo@lemniventures.com

Address:
1000 N. West Street, Suite 1200 Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

WOLNEY EDIRLEY GONÇALVES BETIOL
/s/ Wolney Edirley Gonçalves Betiol

Email:
wolney@synapsevc.com

Address:
1000 N. West Street, Suite 1200 Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

SALETE PINHEIRO
/s/ Salete Pinheiro

Email:
salete.garcia.pinheiro@gmail.com

Address:
1000 N. West Street, Suite 1200 Wilmington, Delaware 19801

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:
HPX CORP.

By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Director

[Signature Page to Sponsor Letter Agreement]

Acknowledged and Agreed:
EMERGÊNCIA PARTICIPAÇÕES S.A.

By:
/s/ Luciana Freire Barca Nascimento

Name:
Luciana Freire Barca Nascimento

Title:
Officer

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Officer

[Signature Page to Sponsor Letter Agreement]

AMBIPAR EMERGENCY RESPONSE

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Officer

[Signature Page to Sponsor Letter Agreement]

Annex F
EXECUTION VERSION
VOTING AND SUPPORT AGREEMENT
This Voting and Support Agreement (this “Agreement”), dated as of July 5, 2022, is entered into by and among Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Company Shareholder”), and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”). Company Shareholder and the SPAC are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.
RECITALS
WHEREAS, on the date hereof, Company Shareholder, Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”), Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands (“New Pubco”), Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”), and SPAC are entering into a Business Combination Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Business Combination Agreement), pursuant to which (and subject to the terms and conditions set forth therein), among other things, (i) prior to the First Effective Time, Company Shareholder will contribute to Merger Sub all of the outstanding shares of common stock of the Company in exchange for the issuance by Merger Sub to Company Shareholder of new ordinary shares of Merger Sub pursuant to the terms and conditions of the Contribution Agreement, (ii) at the First Effective Time, SPAC will merge with and into New Pubco, with New Pubco surviving such merger, and (iii) at the Second Effective Time, Merger Sub will merge with and into New Pubco, with New Pubco surviving such merger (the mergers in (ii) and (iii), collectively, the “Mergers”);
WHEREAS, as of the date hereof, Company Shareholder is the sole legal and beneficial owner of and is entitled to dispose of its equity interests in New Pubco, Merger Sub and the Company (collectively, the “Owned Shares”; the Owned Shares and any additional equity interests in New Pubco, Merger Sub or the Company (or any other securities convertible into or exercisable or exchangeable for equity interests in New Pubco, Merger Sub or the Company, as the case may be) in which Company Shareholder acquires legal or beneficial ownership after the date hereof, including by purchase, share dividend, share split, reverse share split, recapitalization, combination, reclassification, exchange or change of such equity interests, or upon exercise or conversion of any other securities, including as a result of the Contribution and Issuance (as defined in the Contribution Agreement), the “Covered Shares”); and
WHEREAS, as a condition and inducement to the willingness of SPAC to enter into the Business Combination Agreement, Company Shareholder is entering into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:
1.   Agreement to Vote.   Subject to the terms and conditions hereof, prior to the Termination Date (as defined below), Company Shareholder, solely in its capacity as the sole direct shareholder of each of New Pubco, Merger Sub and the Company, irrevocably and unconditionally agrees to (i) take, or cause to be taken, any and all action necessary or advisable for Company Shareholder to approve, in its capacity as the sole record and beneficial owner of the Covered Shares, the transactions contemplated by the Business Combination Agreement and (ii) validly execute and deliver to New Pubco, Merger Sub and the Company in respect of all of the relevant Covered Shares, on (or effective as of) no later than the fifth (5th) Business Day following the date that the Registration Statement becomes effective, one or more written consents that will be solicited by New Pubco, Merger Sub or the Company, as the case may be, from Company Shareholder pursuant to the Business Combination Agreement to

F-1

obtain the Company Shareholder Approval. In addition, prior to the Termination Date, Company Shareholder, solely in its capacity as the sole direct shareholder of each of New Pubco, Merger Sub and the Company, irrevocably and unconditionally agrees that, at any other meeting of the shareholders of New Pubco, Merger Sub or the Company, as applicable (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), and in connection with any written consent of shareholders of New Pubco, Merger Sub or the Company, as applicable, Company Shareholder shall:
(a)   when such meeting is held, appear at such meeting or otherwise cause the relevant Covered Shares to be counted as present thereat for the purpose of establishing a quorum;
(b)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or cause to be validly executed and returned such written consent with respect to), all of the relevant Covered Shares owned as of the record date for such meeting (or the date that such written consent is to be executed and returned) in favor of the Mergers and the adoption of the Business Combination Agreement and the other Transaction Agreements to which it is a party and any other matters necessary or reasonably requested by New Pubco, Merger Sub or the Company for consummation of the Mergers and the other transactions contemplated by the Business Combination Agreement and the other Transaction Agreements; and
(c)   vote (or validly execute and return an action by written consent), or cause to be voted at such meeting (or cause to be validly executed and returned such written consent with respect to), all of the relevant Covered Shares against any Company Business Combination, any proposal relating to a Company Business Combination and any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers or any of the other transactions contemplated by the Business Combination Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Business Combination Agreement or any other Transaction Agreement or result in a breach of any covenant, representation or warranty or other obligation or agreement of Company Shareholder contained in this Agreement or result in any of the conditions to the Company’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
The obligations of Company Shareholder specified in this Section 1 shall apply whether or not the Mergers or any action described above is recommended by the respective boards of directors (if any) or other applicable governing body of New Pubco, Merger Sub or the Company, as the case may be, or any previous such recommendation has been withdrawn or changed by the relevant board of directors.
2.   Representations and Warranties of Company Shareholder.   Company Shareholder hereby represents and warrants to SPAC as follows:
(a)   Company Shareholder has full power and authority and has taken all action necessary in order to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by SPAC, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   Neither the execution and delivery of this Agreement by Company Shareholder nor the performance of Company Shareholder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Company Shareholder, (ii) results in any breach of any provision of Company Shareholder’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Company Shareholder is a party or by which any of its assets are bound (in each case, with or without notice, lapse of time or both), or (iv) results in the creation or imposition of any Lien on or affecting the Covered Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement.

F-2

(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Section 4.6(b) of the Business Combination Agreement, no consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity is required to be obtained by Company Shareholder from, or to be given by Company Shareholder to, or be made by Company Shareholder with, any Governmental Entity in connection with the execution and delivery by Company Shareholder of this Agreement and the performance by Company Shareholder of its obligations hereunder.
(d)   There is no Legal Proceeding pending or, to Company Shareholder’s actual knowledge, following reasonable inquiry, threatened in writing against or involving Company Shareholder or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement. There is no Order or, to Company Shareholder’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Company Shareholder or any of its Affiliates that would reasonably be expected to materially adversely affect the ability of Company Shareholder to perform its obligations under this Agreement.
(e)   Company Shareholder is the sole record and beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the Covered Shares, has good, valid and marketable title to the Covered Shares, free and clear of any Liens, other than as created by this Agreement or the Business Combination Agreement or arising under the respective Governing Documents of New Pubco, Merger Sub or the Company, as the case may be. The relevant Covered Shares constitute all of the outstanding capital stock of each of New Pubco, Merger Sub and the Company and all of Company Shareholder’s equity interests in each such Person. Other than the Covered Shares, Company Shareholder does not own, beneficially or of record, or have any right to acquire, any other equity, equity-linked or similar securities of New Pubco, Merger Sub or the Company or any of their respective Subsidiaries. Company Shareholder does not have any Contract to sell, transfer, grant participations in or otherwise dispose any of the Covered Shares to any Person, other than the Business Combination Agreement, the Contribution Agreement and the other Transaction Agreements to which Company Shareholder is a party. Company Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Covered Shares and, except for this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party, Company Shareholder (i) is not party to or bound by any voting agreement, voting trust, proxy or other Contract with respect to the voting or delivery of consents in respect of any of the Covered Shares, (ii) has not granted a proxy or power of attorney with respect to any of the Covered Shares that is inconsistent with Company Shareholder’s obligations pursuant to this Agreement and (iii) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from performing and satisfying, its obligations pursuant to this Agreement.
3.   Transfer Restriction.   Except as expressly contemplated by the Business Combination Agreement or this Agreement or with the prior written consent of SPAC, from and after the date hereof until the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, Company Shareholder hereby agrees not to, directly or indirectly sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any option, warrant, purchase right or other Contract with respect to the Transfer of, any of the Covered Shares, take any actions in furtherance of any of the matters described in this Section 3; provided, however, that nothing herein shall prohibit a Transfer of all or any portion of the Covered Shares by Company Shareholder to any of its Affiliates (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted hereunder only if, as a precondition to such Permitted Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of Company Shareholder under, and be bound by all of the terms of, this Agreement in respect of the Covered Shares so Transferred to such

F-3

transferee and which agreement will include representations and warranties of such transferee with respect to such transferee and his, her or its Covered Shares received upon such Transfer, that are substantively the same as the representations and warranties of Company Shareholder in Section 2; provided, further, that no Permitted Transfer shall relieve Company Shareholder of its obligations under this Agreement. A Transfer by Company Shareholder of any of the Covered Shares in violation of this Section 3 shall be null and void.
4.   Further Assurances.   From time to time, at SPAC’s request and without further consideration, Company Shareholder shall execute and deliver such additional documents and take all such further actions as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. Company Shareholder further agrees (i) to refrain from exercising any dissenters’ rights or rights of appraisal under applicable Legal Requirements at any time with respect to the Mergers, the Pre-Closing Contribution, this Agreement, the other Transaction Agreements and the transactions contemplated hereby and thereby and (ii) not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any Legal Proceeding, derivative or otherwise, against SPAC or New Pubco or any of their respective Affiliates or any of the foregoing Persons’ respective successors and assigns (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Business Combination Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation, execution, delivery or performance of, or consummation of the transactions contemplated by, this Agreement or the Business Combination Agreement.
5.   Disclosure.   Company Shareholder hereby authorizes New PubCo and SPAC to publish and disclose in any announcement or disclosure required by the SEC its identity and ownership of the Covered Shares and the nature of its obligations under this Agreement and any other Transaction Agreement; provided, that prior to any such publication or disclosure New PubCo or SPAC have provided Company Shareholder with an opportunity to review and comment upon such announcement or disclosure, which comments New PubCo and SPAC will consider in good faith; provided, further, that the foregoing proviso shall not apply to any such publication or disclosure the content of which concerning the foregoing does not substantially differ from any prior such publication or disclosure.
6.   No Inconsistent Agreements or Actions.   Company Shareholder hereby covenants and agrees that it shall not, at any time prior to the Termination Date, (a) enter into any voting agreement or voting trust with respect to any of the Covered Shares that is inconsistent with its obligations pursuant to this Agreement, (b) grant a proxy or power of attorney with respect to any of the Covered Shares that is inconsistent with its obligations pursuant to this Agreement, or (c) enter into any Contract or take any action that would make any of its representations or warranties in this Agreement untrue or incorrect, that would cause any of its covenants or agreements in this Agreement to be breached, or that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.
7.   Termination.   This Agreement shall terminate upon the earliest of (a) the Second Effective Time, (b) the termination of the Business Combination Agreement in accordance with its terms, and (c) the time this Agreement is terminated upon the mutual written agreement of both of the Parties (the earliest such date under clauses (a), (b) and (c) being referred to herein as the “Termination Date”); provided that the termination of this Agreement shall not relieve any Party from liability arising in respect of such Party’s Willful Breach of this Agreement prior to such termination; provided, further, that the provisions set forth in this Section 7 and in Sections 8 through 15 shall survive the termination of this Agreement.
8.   Amendment and Modification.   This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by both of the Parties.
9.   Waiver.   No failure or delay by any Party exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of any Party hereunder are cumulative and are not exclusive of any rights or remedies which such Party

F-4

would otherwise have hereunder. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such Party.
10.   Notices.   All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses of the Parties indicated in Section 11.1 of the Business Combination Agreement, which may be amended at any time by each Party upon written notice to the other Party.
11.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in SPAC any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Company Shareholder, and SPAC shall have no authority to direct Company Shareholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.
12.   Entire Agreement.   This Agreement, together with the Business Combination Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
13.   No Third-Party Beneficiaries.   Company Shareholder hereby agrees that its representations, warranties and covenants set forth in this Agreement are solely for the benefit of SPAC in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the Parties hereby further agree that this Agreement may only be enforced against, and any Legal Proceeding that may be based upon, arise out of or relate to this Agreement, or the evaluation, negotiation, execution, delivery or performance of this Agreement may only be made against the Parties.
14.   Miscellaneous.   Sections 11.2, 11.3, 11.5 through 11.9 and 11.11 of the Business Combination Agreement shall apply mutatis mutandis to this Agreement.
15.   Capacity as a Shareholder.   Notwithstanding anything herein to the contrary, Company Shareholder signs this Agreement solely in its capacity as the sole shareholder, as of the date hereof, of each of New Pubco, Merger Sub and the Company, respectively, and not in any other capacity. This Agreement shall not limit or otherwise affect the actions of Company Shareholder or any of its Affiliates or any of Company Shareholder’s or such Affiliates’ respective directors, officers or employees or any of Company Shareholder’s or such Affiliates’ respective appointees, designees or nominees on or to the board of directors (or similar governing body) of New Pubco, Merger Sub, the Company or any other Person.
[The remainder of this page is intentionally left blank.]

F-5

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:
/s/ Luciana Freire Barca Nascimento

Name: Luciana Freire Barca Nascimento
Title:   Officer

By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Officer
HPX CORP.

By:
/s/ Carlos Piani

Name: Carlos Piani
Title:   Director
[Signature Page to Voting and Support Agreement]

F-6

Annex G
EXECUTION VERSION
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 5th day of July, 2022, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Issuer”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), and the Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Subscriber”).
WHEREAS, on May 3, 2022, the Subscriber, formed two new wholly-owned subsidiaries, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”) and the Issuer.
WHEREAS, as soon as practicable following the date hereof, Merger Sub, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and the Subscriber shall enter into a contribution agreement pursuant to which, prior to the consummation of the Transactions (as defined below), the Subscriber will contribute to Merger Sub all of the issued and outstanding equity of the Company in consideration for newly issued Merger Sub ordinary shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly-owned subsidiary of Merger Sub;
WHEREAS, pursuant to, and upon the terms and subject to the conditions set forth in, the Business Combination Agreement entered into on or about the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among the Issuer, Merger Sub, HPX, the Company and the Subscriber, the following transactions (collectively, the “Transactions”) will occur on or around the Closing Date (as defined below): (i) HPX will be merged with and into Issuer, with Issuer as the surviving entity and (ii) subsequent to the transaction described in the foregoing clause (i), Merger Sub will be merged with and into Issuer with Issuer as the surviving entity. The “Second Effective Time” as defined in the Business Combination Agreement shall be referred to herein as the “Transactions Closing”;
WHEREAS, the Subscriber and the Company have entered into a loan agreement, dated July 5, 2022 (the “Loan Agreement”).
WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, substantially concurrently with, and contingent upon, the consummation of the Transactions, 5,050,000 Class B ordinary shares in the Issuer, par value $0.0001 per share (the “Shares”) for a purchase price of $10.00 per share (the “Per Share Subscription Price”) and an aggregate purchase price of $50,500,000 (the “Subscription Price”), and the Issuer desires to issue and sell to Subscriber the Shares in consideration of the payment, in cash or in kind (in exchange for the partial contribution of debt into equity in the amount of $50,500,000 pursuant to the Loan Agreement), of the Subscription Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;
WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into separate subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”), with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or certain institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act) (each, an “Other Subscriber” and, together with Subscriber, the “Subscribers”), severally and not jointly; and
WHEREAS, the aggregate number of Shares to be sold by the Issuer pursuant to the this Subscription Agreement equals, as of the date hereof, 5,050,000 Shares.
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.
Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Subscription Price, the Shares (such subscription and issuance, the “Subscription”).

2.
Settlement Date and Delivery.

2.1
Closing.   The closing of the Subscription contemplated hereby (the “Closing”) shall occur substantially concurrent with the consummation of the Transactions Closing (the date of the Closing, the “Closing Date”) subject to the terms and conditions set forth herein; provided that the Closing shall occur after the First Effective Time (as defined in the Business Combination Agreement, the “First Effective Time”). Not less than five (5) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date. No later than three (3) business days after receiving the Closing Notice, Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares to Subscriber. Subscriber shall deliver on or before two (2) business days prior to the anticipated Closing Date either (i) the Subscription Price for the Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Issuer in the Closing Notice, to be held by the escrow agent until the Transactions Closing, or (ii) if made in kind, any and all documents necessary to effect the partial conversion of debt into equity pursuant to the Loan Agreement (such documents, the “Partial Loan Contribution Documents” and such contribution the “Partial Loan Contribution”. Not later than one (1) business day after the Closing Date, the Issuer shall register, or cause to be registered in the records of the Issuer’s transfer agent (the “Transfer Agent”), the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands or Brazil are authorized or required by law to close. In the event the Closing Date does not occur within three (3) business days after the anticipated Closing Date identified in the Closing Notice, if the payment was in made in cash, Issuer shall cause the escrow agent to promptly (but not later than three (3) business days thereafter) return the Subscription Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and (ii) if payment was made in kind, the Partial Loan Contribution shall be considered null and void and the Issuer and the Subscriber will take all actions necessary to unwind the Partial Loan Contribution Documents, and any book entries shall be deemed cancelled; provided that unless this Subscription Agreement has been validly terminated pursuant to Section 5, neither the failure of the Closing to occur on the Closing Date nor such return of funds or cancellation of the Partial Loan Contribution shall (a) terminate this Subscription Agreement, (b) be deemed to be a failure of any of the conditions of Closing set forth in Section 2.3, or (c) relieve Subscriber of its obligation to purchase the Shares at the Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 2.1. Prior to or at Closing, Subscriber shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

2.2
Conditions to Closing of the Issuer.   The Issuer’s obligations to sell and issue the Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.   The representations and warranties made by Subscriber in Section 3.3 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect”

(as defined in Section 3.3(c) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.
(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Regulatory.   If required by applicable governmental authorities (including, but not limited to, financial services or banking authorities), rules, regulations, orders, policies or procedures, Subscriber shall have been found suitable by such authorities.

(e)
Performance and Compliance under Subscription Agreement.   Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of Subscriber to consummate the Closing.

2.3
Conditions to Closing of Subscriber.   Subscriber’s obligation to subscribe for and purchase the Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.

(i)
The representations and warranties made by the Issuer in Section 3.1 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Issuer Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer in Section 3.1 and the facts underlying such breach would also cause a condition to the Issuer’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.

(ii)
The representations and warranties made by HPX in Section 3.2 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or HPX Material Adverse Effect (as defined in

Section 3.2(c) below), or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an HPX Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of HPX in Section 3.2 and the facts underlying such breach would also cause a condition to HPX’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.
(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s and the Subscriber’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), subject to the compliance with Section 2.3(e).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Performance and Compliance under Subscription Agreement.   The Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to materially and adversely affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(e)
Business Combination Agreement.   The terms of the Business Combination Agreement (including the conditions thereto) shall not have been amended or waived in a manner that would reasonably be expected to materially adversely and disproportionately as compared to Other Subscribers affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(f)
Listing.   (i) The Issuer’s initial listing application with New York Stock Exchange (“NYSE”) in connection with the Transactions shall have been conditionally approved, the Issuer shall be able to satisfy any applicable initial and continuing listing requirements of NYSE immediately following the Transactions Closing and the Issuer shall not have received any written notice of non-compliance therewith, and (ii) the Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

3.
Representations, Warranties and Agreements.

3.1
Issuer’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber as follows:

(a)
The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
At Closing, subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration by the Transfer Agent, the Shares will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.
(c)
This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and HPX, is the valid and binding obligation of the Issuer and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)
The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Shares and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement, including the issuance and sale of the Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e)
As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of $50,000 divided into 500,000,000 ordinary shares, with a par value of $0.0001 each, of which one such share is validly issued and fully paid, and are not subject to preemptive rights or encumbrances.

(f)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, no registration under the Securities Act is required for the offer and sale of the Shares by the Issuer to Subscriber pursuant to and as contemplated in this Subscription Agreement. The Shares (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to the Issuer’s knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g)
The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer, the Company and the Transactions and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(h)
Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares under the Securities Act.

(i)
Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.
(j)
The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(k)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, the Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 7.19; (iv) those required by NYSE, (v) those required by the Brazilian antitrust laws, pursuant to Section 7.1(f); (vi) those required to consummate the Transactions Closing as provided under the Business Combination Agreement, (vii) any filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any law or regulation of any other jurisdiction related to competition or merger control, if applicable, (viii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (ix) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(l)
Upon consummation of the Transactions Closing, the Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be listed for trading on NYSE, and the Shares will be approved for listing on NYSE, subject to official notice of issuance.

(m)
Neither the Issuer nor any person acting on its behalf is under any obligation to pay any broker’s fee, finder’s fee or other fee or commission in connection with the sale of the Shares, other than the fact that HPX is responsible for the payment of any fees, costs, expenses and commissions of Credit Suisse Securities (USA) LLC and BofA Securities Inc., or any other financial institution replacing such institution (the “Placement Agents”, each a “Placement Agent”), and such obligations shall become obligations of the Issuer upon the occurrence of the Transactions Closing.

(n)
As of the date hereof, the Business Combination Agreement is valid and in full force and effect, subject to the compliance with Section 2.3(e).

(o)
The Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Issuer other than (i) the Business Combination Agreement and (ii) the Other Subscription Agreements.

3.2
HPX’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, HPX hereby represents and warrants to Subscriber as follows:

(a)
HPX is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. HPX has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, executed and delivered by HPX and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and the Issuer, is the valid and binding obligation of HPX and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by HPX with all of the provisions hereof), the issuance and sale of the Shares and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of HPX pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which HPX is a party or by which HPX is bound or to which any of the property or assets of HPX is subject, which would reasonably be expected to have a material adverse effect on the ability of HPX to enter into and timely perform its obligations under this Subscription Agreement (an “HPX Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of HPX or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over HPX or any of its properties that would reasonably be expected to have an HPX Material Adverse Effect.

(d)
HPX has provided Subscriber an opportunity to ask questions regarding HPX and the Transactions and made available to Subscriber all the information reasonably available to HPX that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(e)
Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of HPX, threatened against HPX, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against HPX.

(f)
HPX has not received any written communication from a governmental authority that alleges that HPX is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect.

3.3
Subscriber’s Representations, Warranties and Agreements.   To induce the Issuer to issue the Shares to Subscriber, Subscriber hereby represents and warrants to the Issuer and HPX and acknowledges and agrees with the Issuer and HPX as follows:

(a)
Subscriber has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, approved by all necessary action, validly executed and delivered by Subscriber. The purchase of the Shares is fully consistent with the financial needs, objectives and conditions of the Subscriber and complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to the Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and HPX, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against

Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by Subscriber with all of the provisions hereof), and the consummation of the transactions contemplated herein, including the Transactions, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, that would reasonably be expected to adversely affect the Subscriber’s ability to acquire and hold Shares and to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

(d)
In the event

(i)
Subscriber is located in the United States or is a U.S. person, Subscriber (A) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule I, and an “institutional account” as defined in FINRA Rule 4512(c), and is not an entity formed for the specific purpose of acquiring the Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (C) has exercised independent judgment in evaluating its participation in the purchase of the Shares, (D) is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring its entire beneficial interest in the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction, (E) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto) and is not a party to or bound by a binding commitment to sell or otherwise dispose of the Shares, and (F) acknowledges that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J);

(ii)
Subscriber is located outside the United States and not a U.S. person, (A) Subscriber is acquiring the Shares in an “offshore transaction” meeting the requirements of

Rule 903 of Regulation S under the Securities Act, (B) Subscriber understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) Subscriber is are aware that the sale to it is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the Subscriber and the person, if any, for whose account or benefit the Subscriber is acquiring the Shares was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Shares or any economic interest therein to any person located in the United States or any U.S. person, and (D) Subscriber is authorized to consummate the purchase of the Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made;
(iii)
Subscriber is resident in a member state of the European Economic Area, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “EU Prospectus Regulation”);

(iv)
Subscriber is resident in the United Kingdom, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”); and

(v)
Subscriber is resident in the Federative Republic of Brazil, Subscriber is a professional investor (investidor profissional) under the definition set out in Resolution No. 30 of the Brazilian securities exchange commission (CVM —  Comissão de Valores Mobiliários, “CVM”) (such rule and all other CVM rules and regulations relating to the offering of securities, the “Brazilian Offering Regulations”), formed or resident in a jurisdiction other than the Federative Republic of Brazil, and able to hold securities and engage in financial settlement of securities transactions with funds held in the United States.

The information provided by Subscriber on Schedule I is true and correct in all respects.
(e)
Together with its investment adviser, if applicable, Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act or the Brazilian Offering Regulations, or any “offer of securities to the public” within the meaning of the EU Prospectus Regulation or the UK Prospectus Regulation, and that the offer and sale of the Shares have not been registered under the Securities Act, the Brazilian Offering Regulations or any other applicable securities laws. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject thereto, and in each case, in accordance with any applicable securities laws of the states and other jurisdictions where such offers and sales are made, and that any book entries or certificates representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily offer, resell, transfer or pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the

Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or disposition of any of the Shares.
(f)
Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, statements or agreements made to Subscriber by or on behalf of the Issuer or HPX or any of their respective affiliates, officers or directors, employees, partners, agents or representatives, or any other party to the Transactions or any other person or entity (including the Placement Agents), expressly or by implication (including by omission), other than those representations, warranties, covenants, statements and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties, covenants, statements or agreements other than those expressly set forth in this Subscription Agreement.

(g)
Subject to the assumption that the assets of the Issuer do not constitute “plan assets” under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing, but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code or Similar Law (each, a “Plan”), Subscriber represents and warrants that its acquisition and holding of Shares do not and will not constitute or result in a non-exempt prohibited transaction under section 406 of ERISA, section 4975 of the Code, or under Similar Law or otherwise violate the provisions thereunder.

(h)
Together with its investment adviser if applicable, in making its decision to purchase the Shares, Subscriber has relied solely upon an independent investigation made by Subscriber and each of the Issuer’s and HPX’s representations, warranties and agreements contained in Section 3.1 and Section 3.2, respectively. Without limiting the generality of the foregoing, Subscriber is not relying upon, and has not relied upon, any statements, representation or warranty or other information provided by anyone (including HPX, the Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) other than the representations and warranties of the Issuer and HPX expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber has received access to and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer or any of its affiliates and consolidated affiliated entities (together with the Issuer, the “Group”), HPX, the Company and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber has received access to and has had an adequate opportunity to review the documents made available to Subscriber by HPX and the Group. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions and receive such answers from HPX and the Issuer or any person or persons acting on their behalf concerning the terms and conditions of an investment in the Shares, have obtained such materials or information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and have independently made their own analysis and decision to invest in the Shares. Based on such information as Subscriber has deemed appropriate and without reliance upon any Placement Agent, Subscriber has independently made his/her/its own analysis and decision to enter into the Subscription. Subscriber acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Shares. Except for the representations, warranties and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on his/her/its own sources of information, investment analysis and the due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company and its subsidiaries, including but not limited to all business, legal, regulatory, accounting, financial, credit and tax matters. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change.
(i)
Subscriber acknowledges and agrees that:

(i)   each of the Placement Agents is acting solely as the Issuer’s placement agent in connection with the Subscription and each Placement Agent may have affiliates that act as an advisor to the Issuer, the Company or any other person or entity in connection with the Transactions; none of the Placement Agents is acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, HPX or any other person or entity in connection with the Subscription;
(ii)   neither the Placement Agents nor any of their respective directors, officers, employees, advisors, representatives and controlling persons have made, nor will any of such persons make, any representation or warranty, whether express or implied, of any kind or character nor have any such persons provided any advice or recommendation in connection with the Subscription;
(iii)   certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that such information and projections, if applicable, were prepared without the participation of the Placement Agents and that none of the Placement Agents assumes responsibility for independent verification of, or the accuracy or completeness of, such information or projections;
(iv)   the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, HPX, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to it by or on behalf of the Issuer or HPX;
(v)   Subscriber has not relied on any statement, representation, warranty or information made or provided by the Placement Agents, or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, with respect to its decision to invest in the Shares, and the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, condition (financial or otherwise), operations, properties or prospects of, or any other matter concerning, the Issuer, the Group or the Subscription; and
(vi)   neither the Placement Agents nor any of their respective affiliates, subsidiaries, directors, officers, agents or employees shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, HPX or the Issuer or any other person or entity), whether in contract, tort, under federal or state securities laws, or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Subscription.
(j)
Subscriber became aware of this offering of the Shares solely by means of direct contact from either the Placement Agents, the Issuer or HPX as a result of a pre-existing substantive relationship (as interpreted in guidance from the Commission under the Securities Act) with the Issuer, HPX or their representatives, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Placement Agents, the Issuer or HPX. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means, and none of the Placement Agents, the Issuer or HPX or their respective representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, the Brazilian Offering Regulations, or any state securities laws or the securities laws of any other jurisdiction.

(k)
Together with its investment adviser, if applicable, Subscriber is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has had an opportunity to seek and has sought such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in financial, business and private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its purchase of the Shares and (B) the purchase and sale of the Shares hereunder meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (2) the institutional customer exemption under FINRA Rule 2111(b), (3) the qualified institutional buyers exemption from filing under FINRA Rule 5123(b)(1)(C) and (4) the accredited investors exemption from filing under FINRA Rule 5123(b)(1)(J).

(l)
Subscriber, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able to bear the economic risk of its investment and can afford a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(m)
Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

(n)
Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), (ii) a person or entity listed on the List of

Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, resident or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, Afghanistan, the Crimea, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled 50% or more by, or acting on behalf of, any such person or persons described in any of the foregoing clauses (i) through (iv); or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-money laundering-related laws administered and enforced by other governmental authorities. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions with or for the benefit of any Prohibited Investor, and (ii) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(o)
As of the date hereof, Subscriber does not have, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer, the Subscriber or HPX. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

(p)
If Subscriber is or is acting on behalf of a Plan, Subscriber represents and warrants that none of HPX, the Issuer, the Company nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be relied upon as the Plan’s fiduciary with respect to any decision in connection with its investment in the Shares (including with respect to any decision to acquire, continue to hold or transfer the Shares).

(q)
Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of HPX’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of section 13(d)(3) or section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of HPX (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).
(r)
On each date the Subscription Price would be required to be funded to the Issuer pursuant to Section 2.1, Subscriber will either have sufficient immediately available funds or will have given effect to the Partial Loan Contribution, pursuant to Section 2.1.

(s)
Subscriber agrees that no Other Subscriber (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber) shall be liable to Subscriber pursuant to this Subscription Agreement (or any Other Subscriber pursuant to any Other Subscription Agreement) or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder. Subscriber agrees that none of the Placement Agents, their respective affiliates or any of their respective control persons, officers, directors or employees shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind provided to Subscriber concerning HPX, the Issuer, the Company, this Subscription Agreement or the transactions contemplated hereby. On behalf of itself and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription. Subscriber gives this release freely and after obtaining independent legal advice.

(t)
Subscriber agrees that, notwithstanding Section 7.8 of this Subscription Agreement, the Placement Agents and the Company may rely upon the representations and warranties made by Subscriber to the Issuer and HPX in this Subscription Agreement.

(u)
No broker, finder or other financial consultant is acting or has acted on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of HPX, the Company or the Issuer or their respective affiliates for the payment of any fees, costs, expenses or commissions.

(v)
Subscriber (for itself and for each account for which it is acquiring the Shares) is aware of and acknowledges the fact that, in addition to their capacity as a Placement Agent in connection with the Subscription, (i) Credit Suisse Securities (USA) Inc. acted as a book-running manager of the initial public offering of HPX, and (ii) BofA Securities Inc. is acting as financial advisor to the Company in connection with the Transactions, and therefore conflicts of interest may arise.

4.
Registration Statement.

4.1
The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions Closing (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the tenth (10th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include such shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer beneficially owned by Subscriber (or any unit trust beneficially owning such securities and which is managed by Subscriber) and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder. Notwithstanding the foregoing, if the Effectiveness Date falls on a day which is not a business day or other day that the Commission is closed for business, the Effectiveness Date shall be extended to the next business day on which the Commission is open for business. Further notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the Commission. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.
4.2
In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request by Subscriber in writing, inform Subscriber as to the status of such registration. At its sole expense, the Issuer shall:

(a)
except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions and update or amend the Registration Statement as necessary to include the Shares and provide customary notice to holders of the Shares, until the earliest of the following: (i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber who is not an affiliate of the Issuer may be sold without restriction under Rule 144 promulgated under the Securities Act, including any volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two (2) years from the date the initial registration statement filed hereunder is declared effective (such date, the “End Date”);

(b)
advise Subscriber within five (5) business days:

(i)
when a Registration Statement or any post-effective amendment thereto has become effective;

(ii)
after it shall have obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)
of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)
subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer;
(c)
use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)
upon the occurrence of any event contemplated in Section 4.2(b)(iv), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)
use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Shares are then listed beginning on, or as promptly as reasonably practicable following, the Effectiveness Date;

(f)
use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby; and

(g)
use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144 for so long as Subscriber holds Shares.

Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Shares under the Registration Statement.
4.3
Upon Subscriber’s request, the Issuer shall take all necessary steps required of it to cause the Transfer Agent to (i) remove the restrictive legend referred to above in Section 3.3(e), as promptly as practicable and no later than five (5) business days after such request and (ii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company (“DTC”), at Subscriber’s option, provided that in each case (a) such Shares are registered for resale under the Securities Act or (b)(A) Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (B) the Issuer, its counsel or the Transfer Agent have received customary representations and other documentation from Subscriber that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Issuer, its counsel or the Transfer Agent. The Issuer shall be responsible for the fees of the Transfer Agent and its counsel and any fees of DTC incurred in connection with such legend removal requests.

4.4
Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (x) if (i) it determines that in order for the Registration Statement not to contain a material misstatement or omission, an amendment or supplement thereto would be needed or (ii) the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes, upon the advice of legal counsel (which may be in-house legal counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon the advice of legal counsel (which may be in-house legal counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements and (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s (including the combined company after giving effect to the Transactions) Annual Report on Form 20-F for its first completed fiscal year following the Closing (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement for more than ninety (90) consecutive days or for more than one hundred and twenty (120) total calendar days, in each case, during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
4.5
Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by Section 4.4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.5) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

4.6
The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under, or named as a selling shareholder in, the Registration Statement), its officers, directors and agents, and each person who controls Subscriber (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against all reasonable out-of-pocket losses, claims, damages, liabilities, costs (including reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein, (ii) such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, or (iii) such Losses result from the use of the Registration Statement by Subscriber after Subscriber has received notice of a Suspension Event in accordance with Section 4.4; provided, however, that the indemnification contained in this Section 4.6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.4. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.6 of which the Issuer is aware.
4.7
Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, the Company and their respective directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of section 15 of the Securities Act and section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.7 of which Subscriber is aware of which Subscriber shall seek indemnification under this Subscription Agreement; provided that the failure by Subscriber to give such notice shall not relieve the Issuer of its indemnification obligations hereunder, except to the extent that the failure to give such notice is materially prejudicial to the Issuer’s ability to defend such claim or litigation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
4.8
For the purposes of this Subscription Agreement, “Indemnifying Party” shall mean the party with an obligation to indemnify another party pursuant to Section 4.6 or Section 4.7 (as applicable) and “Indemnified Party” shall mean the party seeking indemnification pursuant to Section 4.6 or Section 4.7 (as applicable). The Indemnified Party shall promptly notify the Indemnifying Party in writing of the institution, threat or assertion of any proceeding against the Indemnified Party that the Indemnified Party believes relates to Losses the subject of indemnification pursuant to Section 4.6 or Section 4.7 (as applicable) and of which such Indemnified Party is aware (a “Third Party Proceeding”). In the case of any delay or failure by an Indemnified Party to provide the notice required by the preceding sentence, the obligation of the Indemnifying Party to indemnify the Indemnified Party shall be reduced to the extent that such Indemnifying Party is prejudiced by such delay or failure. The Indemnifying Party will be entitled to participate in any Third Party Proceeding and to assume the defense thereof with counsel it elects, in its sole discretion, and in the event the Indemnifying Party assumes such defense, the Indemnifying Party will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a Third Party Proceeding shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties with respect to such Third Party Proceeding, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such Third Party Proceeding. No Indemnifying Party shall, without the consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the party of such Indemnified Party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.9
If the indemnification provided under Section 4.6 or Section 4.7 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be subject to the limitations set forth in Section 4.6 and Section 4.7 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.9 from any person who was not guilty of such fraudulent misrepresentation. Each Indemnifying Party’s obligation to make a contribution pursuant to this Section 4.9 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

5.
Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the Parties hereto to terminate this Subscription Agreement, (iii) the Outside Date (as defined in the Business Combination Agreement) if the Closing has not occurred on or prior to such date; (iv) the Issuer’s notification to Subscriber in writing that it has abandoned its plans to move forward with the Transactions and/or terminates Subscriber’s obligations with respect to the Subscription without the delivery of the Shares having occurred or (v) if any of the conditions to Closing set forth in Section 2.2 or Section 2.3 are not satisfied or waived on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon a valid termination of this Subscription Agreement pursuant to this Section 5, after the delivery by Subscriber of the Subscription Price for the Shares, if the payment was in made in cash, the Issuer shall promptly (but not later than three (3) business days thereafter) cause the escrow agent or its bank (as applicable) to return the Subscription Price (to the extent such Subscription Price was received prior to such termination) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off; or, if the payment was made in kind, the Partial Loan Contribution Documents shall be considered null and void and the Issuer and the Subscriber will take all actions necessary to unwind the Partial Loan Contribution.

6.
Trust Account Waiver.

Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has had access to and has read and had an adequate opportunity to review the publicly filed prospectus of HPX, available at www.sec.gov (the “Prospectus”) and understands that HPX has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of HPX’s public shareholders (including the public shareholders of the overallotment shares acquired by HPX’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, HPX may disburse monies from the Trust Account only: (i) to the Public Shareholders with respect to redemptions by the Public Shareholders, (ii) to the Public Shareholders if HPX fails to consummate a Business Combination (as defined in the Prospectus) within twenty-four (24) months after the closing of the IPO, subject to extension by an amendment to HPX’s organizational documents, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (iv) to HPX after or concurrently with the consummation of a Business Combination (as defined in the Prospectus). Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to, this Subscription Agreement or any other transaction agreement (as defined in the Business Combination Agreement, the “Transaction Agreement”), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under this Subscription Agreement or any other Transaction Agreement (collectively, the “Released Claims”); provided, however, that Released Claims shall be deemed not to include the right of a Subscriber to make a claim as a Public Shareholder in respect of any HPX shares it may hold pursuant to subclauses (i) or (ii) of the immediately preceding sentence. Subscriber on behalf of itself and its affiliates, hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this Subscription Agreement). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by HPX and its affiliates to induce HPX to enter into this Subscription Agreement and the other Transaction Agreements, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable Law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against HPX or its representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and each of its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding against HPX, any of its affiliates or any of their respective representatives based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, HPX and its representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action, in the event HPX or its representatives, as applicable, prevails in such action or proceeding.
7.
Miscellaneous.

7.1
Further Assurances.   The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement no later than immediately prior to the Transactions Closing.

(a)
Subscriber acknowledges that (i) the Issuer and HPX will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) that the Placement Agents and the Company will rely on, and are third party beneficiaries of, the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in Section 3.3 and Section 7. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and HPX if any of the acknowledgments, understandings, agreements, covenants, representations and warranties made by Subscriber set forth herein are no longer accurate. In addition, the Issuer and HPX each acknowledges and agrees that each of the Placement Agents and the Company is a third-party beneficiary of the acknowledgments, understandings, agreements, covenants, representations and warranties made by the Issuer or HPX (as applicable) contained in this Subscription Agreement.

(b)
Each of HPX and the Issuer acknowledges that Subscriber will rely on the acknowledgements, understandings, agreements, covenants, representations and warranties of HPX and the Issuer, respectively, contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and HPX agrees to promptly notify Subscriber if any of the acknowledgements, understandings, agreements, covenants, representations and warranties made by Issuer or HPX, as applicable, set forth herein are no longer accurate in all material respects.

(c)
Subscriber acknowledges and agrees that no party to the Business Combination Agreement (other than the Issuer and HPX) nor any Non-Party Affiliate (as defined below), shall have any liability to Subscriber or any Other Subscriber pursuant to, arising out of or relating to this Subscription Agreement, or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this

Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, HPX, or any Non-Party Affiliate concerning the Issuer, the Company, HPX, any of their affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, the Company, HPX, or any of the Issuer’s, the Company’s or HPX’s respective affiliates or any family member of the foregoing.
(d)
Each of the Issuer, HPX, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as requested by law, rule or regulation in any administrative, legal, regulatory or stock exchange proceeding or official inquiry with respect to the matters covered hereby.

(e)
The Issuer and HPX may request from Subscriber such additional information as the Issuer and HPX may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Shares, to register the resale of the Shares or otherwise consummate or evidence the transaction contemplated by this Subscription Agreement, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and consistent with its internal policies; provided that (subject to Section 7.19 below) each of the Issuer and HPX agrees to keep any such information provided by Subscriber confidential other than as necessary to include in any registration statement the Issuer is required to file hereunder or in connection herewith. Subscriber acknowledges and agrees that if it does not provide the Issuer with such requested information, the Issuer may not be able to register the Shares for resale pursuant to Section 4 hereof. Subscriber hereby agrees that the Subscription Agreement, as well as the nature of Subscriber’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the Commission and in any registration statement, proxy statement, consent solicitation statement or any other Commission filing to be filed by the Issuer or HPX in connection with the issuance of the Shares contemplated by this Subscription Agreement and/or the Transactions, in each case without Subscriber’s prior written consent.

(f)
As promptly as practicable, and in any event within ten (10) Business Days after the date of this Subscription Agreement, the Issuer shall actively and diligently coordinate the preparation and file before CADE any required notifications or filings according to the Brazilian antitrust laws in connection with this Subscription Agreement and the Business Combination Agreement. The Subscriber shall promptly and in good faith provide for all information reasonably requested by the Issuer in connection with any such notifications and filings, if any. The Parties shall cooperate with each other and use their commercially reasonable efforts to obtain CADE’s approval by means of the fast track procedure (Procedimento Sumário), as applicable. All costs and expenses incurred in connection to the notifications and filings before CADE, if any, shall be borne by the Issuer. “CADE” shall mean Conselho Administrativo de Defesa Econômica, the Brazilian Antitrust Authority.

(g)
Except as otherwise expressly provided in this Subscription Agreement, eachparty shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.2
No Short Sales.   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to the securities of the Issuer, the Subscriber or HPX, as applicable, prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in the case of Subscriber is a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers or desks managing other portions of Subscriber’s assets, this Section 7.2 shall apply only with respect to the portion of assets managed by the portfolio manager or desk that made the investment decision to purchase the Shares covered by this Subscription Agreement.
7.3
Additional Information.   HPX and the Issuer may request from Subscriber such additional information as is necessary for HPX or the Issuer, as applicable, to comply with public disclosure requirements of applicable securities laws or any filing requirements pursuant to the rules of any stock exchange or the Financial Industry Regulatory Authority, and Subscriber shall promptly provide such information, provided that subject to Section 7.19 the Issuer and HPX shall keep any such information provided by Subscriber confidential to the extent permitted by applicable law. Subscriber acknowledges that HPX or the Issuer may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report or a registration statement of HPX or the Issuer, as applicable.

7.4
Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):

(a)
if to Subscriber, to such address or addresses set forth on the signature page hereto;

(b)
if to the Issuer, to:

c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a required copy (which copy shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention:
Grenfel S. Calheiros

Email:
gcalheiros@stblaw.com

and
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil

Attention: J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email: mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com
(c)
if to HPX, to:

HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a required copy (which copy shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com

7.5
Entire Agreement.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any letter of intent entered into relating to the subject matter hereof, except that, subject to Section 7.19(a), any confidentiality agreement with respect to Subscriber or its affiliates shall remain in full force and effect following any amendment, modification, waiver or termination of this Subscription Agreement.

7.6
Modifications and Amendments.   This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of HPX, the Issuer and Subscriber.

7.7
Assignment.   Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired hereunder, if any, and then only in accordance with this Subscription Agreement), other than an assignment to any controlled affiliate of Subscriber or any fund or account managed by the same investment manager as Subscriber or a controlled affiliate thereof (as defined in Rule 12b-2 of the Exchange Act), subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Subscription Agreement or any rights, interests or obligations that may accrue to the parties hereunder.

7.8
Benefit.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 4.6, Section 4.7, Section 4.8, Section 4.9, Section 7.1(a), Section 7.1(c) and Section 7.1(d), this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.9
Governing Law.   This Subscription Agreement, and all claims or causes of action based upon, arising out of, or related to this Subscription Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

7.10
Consent to Jurisdiction; Waiver of Jury Trial.   Any proceeding or action based upon, arising out of or related to this Subscription Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Designated Courts”), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such Designated Court in any such proceeding or action, (ii) irrevocably waives any claims of immunity from jurisdiction and any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such Designated Court, and (iv) agrees not to bring any proceeding or action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7.10. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE.

7.11
Severability.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.12
No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.13
Remedies.

(a)
The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties and third-party beneficiaries hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.10, this being in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Issuer and HPX to cause Subscriber, the right of HPX to cause the Issuer, the right of the Issuer to cause HPX and the right of Subscriber to cause the Issuer and HPX to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.
(b)
The parties acknowledge and agree that this Section 7.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.14
Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur substantially concurrently with the consummation of the Transactions Closing, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions Closing and remain in full force and effect.

7.15
Headings and Captions.   The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16
Counterparts.   This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.17
Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.
7.18
Mutual Drafting.   Each provision of this Subscription Agreement has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.19
Cleansing Statement; Consent to Disclosure.

(a)
HPX shall, by no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer or HPX or their respective representatives has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer’s and HPX’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or HPX or any of their respective officers, directors, employees or agents (including the Placement Agents) relating to the transactions contemplated by this Subscription Agreement, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, HPX or any of their affiliates or agents, relating to the transactions contemplated by this Subscription Agreement.

(b)
Neither HPX nor the Issuer shall issue any press releases or other public communications relating to the transactions contemplated hereby that reference the Subscriber or its affiliates or investment advisers by name without the prior written consent of Subscriber. This restriction shall not apply to the extent public disclosure is required by applicable securities law, any governmental authority or stock exchange rule or as otherwise requested by the staff of the Commission or the request of any other regulatory or governmental agency; provided, that in the event such disclosure is required, HPX or the Issuer, as applicable, shall to the extent practicable and legally permissible, provide Subscriber with prior written notice of such permitted disclosure and consider, in good faith, any comments provided by Subscriber. Subject to the limitations of the following sentence, Subscriber hereby consents to the publication and disclosure in any Form 8-K or Form 6-K filed by the Issuer or HPX with the Commission, in any filing with the Commission made in connection with the Business Combination Agreement and the Transactions, including any proxy statement, prospectus or registration statement related thereto or any other filing with the Commission pursuant to applicable securities laws, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or HPX, a copy of this Subscription Agreement. The Issuer or HPX shall provide a draft of any proposed disclosures under this Section 7.19(b) to Subscriber reasonably in advance of the release of such disclosures, but in no event less than one (1) business day prior to release, and shall consider in good faith any revisions to such disclosure proposed by Subscriber. Notwithstanding the foregoing or anything contained to the contrary in this Section 7.19, the Issuer may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing Subscriber with any notification thereof, unless Subscriber is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).

7.20
Regulatory Compliance.   Subscriber hereby agrees that it shall comply with all applicable requirements in connection with the Subscription and shall coordinate with the Issuer or HPX,

as applicable, to upon request provide information regarding the Subscriber as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transactions.
8.
Independent Obligations.   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber (except where such Other Subscriber is managed by or under common management with Subscriber) and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber, on the one hand, and any Other Subscriber, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements; provided that it is acknowledged that certain Subscribers may be managed by, or under common management with, an Other Subscriber. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

9.
Certain Tax Matters.   The parties acknowledge and agree that for U.S. federal income tax purposes, Subscriber shall be deemed to be the owner of any funds transferred by Subscriber to any escrow account (if applicable) unless and until such funds are disbursed to Issuer in accordance with the terms of this Subscription Agreement, which disbursement shall occur, for the avoidance of doubt, following the First Effective Time.

10.
Massachusetts Business Trust.   If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

IN WITNESS WHEREOF, each of HPX, the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
AMBIPAR EMERGENCY RESPONSE

By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title: Director
HPX Corp.

By:
/s/ Carlos Piani

Name: Carlos Piani
Title: Director

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:
/s/ Luciana Freire Barca Nascimento

Name: Luciana Freire Barca Nascimento
Title: Officer

By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title: Officer
Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1088,
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil
Attention: Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo
Email: luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Schedule must be completed by the Subscriber and forms a part of this Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.   QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
1.   ☐   Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as a QIB.
2.   ☐   Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.
*** OR ***
B.   INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box if applicable):
☐   Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as an institutional “accredited investor.”
*** OR ***
C.
NON-U.S. PERSON STATUS (Please check the box if applicable):

☐   We are a non-U.S. person located outside of the United States.
*** AND ***
D.   AFFILIATE STATUS (Please check the applicable box)
SUBSCRIBER:
☐   is:
☐   is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.
This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Qualified Institutional Buyers
Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber (Please check the applicable subparagraphs):
☐   Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:
☐   is an insurance company as defined in section 2(a)(13) of the Securities Act;
☐   is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;
☐   is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);
☐   is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;
☐   is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);
☐   is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;
☐   is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);
☐   is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;
☐   is an investment adviser registered under the Investment Advisers Act; or
☐   any accredited investor, as defined in Rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed above;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐   Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;
☐   Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or
☐   Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.
Institutional Accredited Investors
Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;
☐   Any broker or dealer registered pursuant to section 15 of the Exchange Act;
☐   Any insurance company as defined in section 2(a)(13) of the Securities Act;
☐   Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;
☐   Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;
☐   Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐   Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee

1
“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;
☐   Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;
☐   Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering and that has total assets in excess of $5,000,000;
☐   Any rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;
☐   Any investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;
☐   Any investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940; or
☐   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act.

Annex H
EXECUTION VERSION
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 5th day of July, 2022, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Issuer”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), and the undersigned (“Subscriber”).
WHEREAS, on May 3, 2022, Ambipar Participações e Empreendimentos S.A. a sociedade anônima organized under the laws of Brazil (“Ambipar Parent”), formed two new wholly-owned subsidiaries, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”) and the Issuer.
WHEREAS, as soon as practicable following the date hereof, Merger Sub, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and Ambipar Parent shall enter into a contribution agreement pursuant to which, prior to the consummation of the Transactions (as defined below), Ambipar Parent will contribute to Merger Sub all of the issued and outstanding equity of the Company in consideration for newly issued Merger Sub ordinary shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly-owned subsidiary of Merger Sub;
WHEREAS, pursuant to, and upon the terms and subject to the conditions set forth in, the Business Combination Agreement entered into on or about the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among the Issuer, Merger Sub, HPX, the Company and Ambipar Parent, the following transactions (collectively, the “Transactions”) will occur on the Closing Date (as defined below): (i) HPX will be merged with and into Issuer, with Issuer as the surviving entity and (ii) subsequent to the transaction described in the foregoing clause (i), Merger Sub will be merged with and into Issuer with Issuer as the surviving entity. The “Second Effective Time” as defined in the Business Combination Agreement shall be referred to herein as the “Transactions Closing”;
WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, substantially concurrently with, and contingent upon, the consummation of the Transactions, such number of Class A ordinary shares in the Issuer, par value $0.0001 per share (the “Issuer Shares”) set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Per Share Subscription Price”) and an aggregate purchase price set forth on Subscriber’s signature page hereto (the “Subscription Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Subscription Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;
WHEREAS, solely in consideration of the Subscriber’s commitment to subscribe for and purchase from the Issuer the Acquired Shares and for no other payment or consideration by the Subscriber, and subject to the conditions set forth herein, the Issuer agrees to issue to the Subscriber, and the Subscriber agrees to subscribe for, (i) 2,280,000 warrants to purchase Issuer Shares (the “Warrants”) and (ii) 1,810,000 additional Issuer Shares (“Additional Shares”) substantially concurrent with the consummation of the Transactions Closing;
WHEREAS, also solely in consideration of the Subscriber’s commitment to subscribe for and purchase from the Issuer the Acquired Shares and for no other payment or consideration by the Subscriber, HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”) is providing the Subscriber with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of this Subscription Agreement;
WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into separate subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”) with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or certain institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act) (each, an “Other Subscriber” and, together with Subscriber, the “Subscribers”), severally and not jointly; and
WHEREAS, the aggregate number of Issuer Shares to be issued by the Issuer pursuant to the Subscription Agreements equals, as of the date hereof, 11,810,000 Issuer Shares, 10,000,000 of which are Acquired Shares and 1,810,000 are Additional Shares (Acquired Shares and Additional Shares, collectively, the “Shares”, provided that any references hereinafter to the “purchase,” “sale” or related terms implying payment by the Subscriber for the acquisition of Shares shall be construed as references to the Acquired Shares only, as the case may be).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.
Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), (i) Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Subscription Price, the Shares (such subscription and issuance, the “Shares Subscription”) and (ii) the Issuer hereby agrees to issue, and the Subscriber agrees to subscribe for, the Warrants (such subscription and issuance, the “Warrants Subscription” and, together with the Shares Subscription, the “Subscription”).

2.
Settlement Date and Delivery.

2.1
Closing.   The closing of the Subscription contemplated hereby (the “Closing”) shall occur substantially concurrent with the consummation of the Transactions Closing (the date of the Closing, the “Closing Date”) subject to the terms and conditions set forth herein; provided that the Closing shall occur after the First Effective Time (as defined in the Business Combination Agreement, the “First Effective Time”). Not less than five (5) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date. No later than three business days after receiving the Closing Notice, Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares and the Warrants to Subscriber. Subscriber shall deliver on or before two (2) business days prior to the anticipated Closing Date the Subscription Price for the Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Issuer in the Closing Notice, to be held by the escrow agent until the Transactions Closing. Not later than one (1) business day after the Closing Date, the Issuer shall register, or cause to be registered in the records of the Issuer’s transfer agent (the “Transfer Agent”), the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands or Brazil are authorized or required by law to close. In the event the Closing Date does not occur within three (3) business days after the anticipated Closing Date identified in the Closing Notice, the Issuer shall cause the escrow agent to promptly (but not later than three (3) business days thereafter) return the Subscription Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled; provided that unless this Subscription Agreement has been validly terminated pursuant to Section 5, neither the failure of the Closing to occur on the Closing Date nor such return of funds shall (a) terminate this Subscription Agreement, (b) be deemed to be a failure of any of the conditions of Closing set forth in Section 2.3, or (c) relieve Subscriber of its obligation to purchase the Shares at the Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 2.1. Prior to or at Closing,

Subscriber shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
2.2
Conditions to Closing of the Issuer.   The Issuer’s obligations (i) to sell and issue the Acquired Shares and (ii) to issue the Warrants and the Additional Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.   The representations and warranties made by Subscriber in Section 3.3 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect” (as defined in Section 3.3(c) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Regulatory.   If required by applicable governmental authorities (including, but not limited to, financial services or banking authorities), rules, regulations, orders, policies or procedures, Subscriber shall have been found suitable by such authorities.

(e)
Performance and Compliance under Subscription Agreement.   Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of Subscriber to consummate the Closing.

2.3
Conditions to Closing of Subscriber.   Subscriber’s obligation to (i) subscribe for and purchase the Acquired Shares and (ii) to subscribe for the Warrants and the Additional Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.

(i)
The representations and warranties made by the Issuer in Section 3.1 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Issuer Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer in Section 3.1 and the facts underlying such breach would also cause a condition to the Issuer’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.
(ii)
The representations and warranties made by HPX in Section 3.2 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or HPX Material Adverse Effect (as defined in Section 3.2(c) below), or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an HPX Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of HPX in Section 3.2 and the facts underlying such breach would also cause a condition to HPX’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s and Ambipar Parent’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), subject to the compliance with Section 2.3(e).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Performance and Compliance under Subscription Agreement.   The Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to materially and adversely affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(e)
Business Combination Agreement.   The terms of the Business Combination Agreement (including the conditions thereto) shall not have been materially amended or waived in a manner that would reasonably be expected to adversely affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement; provided, however, the Parties hereby agree that any amendment or waiver to the definition of Equity Value in the Business Combination Agreement or any amendment or waiver of Section 3.10(a)(i), Section 4.4(b), Section 6.1 or Section 6.2 of the Business Combination Agreement shall be deemed to adversely affect the economic benefits of Subscriber.

(f)
Listing.   (i) The Issuer’s initial listing application with New York Stock Exchange (“NYSE”) in connection with the Transactions shall have been conditionally approved, the Issuer shall be able to satisfy any applicable initial and continuing listing requirements of NYSE immediately following the Transactions Closing and the Issuer shall not have received any written notice of non-compliance therewith, and (ii) the Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

3.
Representations, Warranties and Agreements.

3.1
Issuer’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber as follows:

(a)
The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
At Closing, subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration by the Transfer Agent, the Shares and the Warrants will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.

(c)
This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and HPX, is the valid and binding obligation of the Issuer and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)
The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and the Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement, including the issuance and sale of the Acquired Shares and the issuance of the Warrants and Additional Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e)
As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of $50,000 divided into 500,000,000 ordinary shares, with a par value of $0.0001 each, of which one such share is validly issued and fully paid, and are not subject to preemptive rights or encumbrances.

(f)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, no registration under the Securities Act is required for the offer and sale of the Acquired Shares and offer of the Warrants and the Additional Shares by the Issuer to Subscriber pursuant to and as contemplated in this Subscription Agreement. The Shares and the Warrants (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to the Issuer’s knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(g)
The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer, the Company and the Transactions and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(h)
Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares or the Warrants under the Securities Act.

(i)
Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(j)
The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(k)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, the Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares and the Warrants pursuant to this Subscription Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 7.19; (iv) those required by NYSE; (v) those required to consummate the Transactions Closing as provided under the Business Combination Agreement, (vi) any filing required by the Brazilian antitrust laws, if applicable; (vii) any filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any law or regulation of any other jurisdiction related to competition or merger control, if applicable, (viii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (ix) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(l)
Upon consummation of the Transactions Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be listed for trading on NYSE, and the Shares will be approved for listing on NYSE, subject to official notice of issuance.

(m)
Neither the Issuer nor any person acting on its behalf is under any obligation to pay any broker’s fee, finder’s fee or other fee or commission in connection with the sale of the Shares, other than the fact that HPX is responsible for the payment of any fees, costs, expenses and commissions of Credit Suisse Securities (USA) LLC and BofA Securities Inc. or any other financial institution replacing any such institutions (the “Placement Agents,” each a “Placement Agent”), and such obligations shall become obligations of the Issuer upon the occurrence of the Transactions Closing.

(n)
As of the date hereof, the Business Combination Agreement is valid and in full force and effect, subject to the compliance with Section 2.3(e).

(o)
The Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Issuer other than (i) the Business Combination Agreement and (ii) the Other Subscription Agreements. Notwithstanding any of the provisions set forth in the Company Shareholder Subscription Agreement (as defined in the Business Combination Agreement), which the Subscriber explicitly acknowledges, no Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than Subscriber hereunder or that are adverse to the Subscriber. The Other Subscription Agreements have not been amended in any material respect following the date of this Subscription Agreement and reflect the same Purchase Price and terms that are no more favorable to any such Other Subscriber thereunder than the terms of this Subscription Agreement.

3.2
HPX’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, HPX hereby represents and warrants to Subscriber as follows:

(a)
HPX is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. HPX has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, executed and delivered by HPX and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and the Issuer, is the valid and binding obligation of HPX and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by HPX with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of HPX pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which HPX is a party or by which HPX is bound or to which any of the property or assets of HPX is subject, which would reasonably be expected to have a material adverse effect on the ability of HPX to enter into and timely perform its obligations under this Subscription Agreement (an “HPX Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of HPX or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over HPX or any of its properties that would reasonably be expected to have an HPX Material Adverse Effect.

(d)
HPX has provided Subscriber an opportunity to ask questions regarding HPX and the Transactions and made available to Subscriber all the information reasonably available to HPX that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(e)
Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of HPX, threatened against HPX, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against HPX.

(f)
HPX has not received any written communication from a governmental authority that alleges that HPX is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect.

3.3
Subscriber’s Representations, Warranties and Agreements.   To induce the Issuer to issue the Shares and the Warrants to Subscriber, Subscriber hereby represents and warrants to the Issuer and HPX and acknowledges and agrees with the Issuer and HPX as follows:

(a)
Subscriber has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, approved by all necessary action, validly executed and delivered by Subscriber. The purchase of the Shares is fully consistent with the financial needs, objectives and conditions of the Subscriber and complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to the Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and HPX, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by Subscriber with all of the provisions hereof), and the consummation of the transactions contemplated herein, including the Transactions, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, that would reasonably be expected to adversely affect the Subscriber’s ability to acquire and hold Shares and to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

(d)
In the event

(i)
Subscriber is located in the United States or is a U.S. person, Subscriber (A) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule I, and an “institutional account” as defined in FINRA Rule 4512(c), and is not an entity formed for the specific purpose of acquiring the Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (C) has exercised independent judgment in evaluating its participation in the purchase of the Shares, (D) is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring its entire beneficial interest in the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction, (E) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto) and is not a party to or bound by a binding commitment to sell or otherwise dispose of the Shares, and (F) acknowledges that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J);

(ii)
Subscriber is located outside the United States and not a U.S. person, (A) Subscriber is acquiring the Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) Subscriber understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) Subscriber is are aware that the sale to it is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the Subscriber and the person, if any, for whose account or benefit the Subscriber is acquiring the Shares was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Shares or any economic interest therein to any person located in the United States or any U.S. person, and (D) Subscriber is authorized to consummate the purchase of the Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made;

(iii)
Subscriber is resident in a member state of the European Economic Area, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “EU Prospectus Regulation”);

(iv)
Subscriber is resident in the United Kingdom, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”); and
(v)
Subscriber is resident in the Federative Republic of Brazil, Subscriber is a professional investor (investidor profissional) under the definition set out in Resolution No. 30 of the Brazilian securities exchange commission (CVM —  Comissão de Valores Mobiliários, “CVM”) (such rule and all other CVM rules and regulations relating to the offering of securities, the “Brazilian Offering Regulations”), formed or resident in a jurisdiction other than the Federative Republic of Brazil, and able to hold securities and engage in financial settlement of securities transactions with funds held in the United States.

The information provided by Subscriber on Schedule I is true and correct in all respects.
(e)
Together with its investment adviser, if applicable, Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act or the Brazilian Offering Regulations, or any “offer of securities to the public” within the meaning of the EU Prospectus Regulation or the UK Prospectus Regulation, and that the offer and sale of the Shares have not been registered under the Securities Act, the Brazilian Offering Regulations or any other applicable securities laws. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject thereto, and in each case, in accordance with any applicable securities laws of the states and other jurisdictions where such offers and sales are made, and that any book entries or certificates representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily offer, resell, transfer or pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or disposition of any of the Shares.

(f)
Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, statements or agreements made to Subscriber by or on behalf of the Issuer or HPX or any of their respective affiliates, officers or directors, employees, partners, agents or representatives, or any other party to the Transactions or any other person or entity (including the Placement Agents), expressly or by implication (including by omission), other than those representations, warranties, covenants, statements and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties, covenants, statements or agreements other than those expressly set forth in this Subscription Agreement.

(g)
Subject to the assumption that the assets of the Issuer do not constitute “plan assets” under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing, but may be subject to provisions under any other federal, state, local, non-U.S.

or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code or Similar Law (each, a “Plan”), Subscriber represents and warrants that its acquisition and holding of Shares do not and will not constitute or result in a non-exempt prohibited transaction under section 406 of ERISA, section 4975 of the Code, or under Similar Law or otherwise violate the provisions thereunder.
(h)
Together with its investment adviser if applicable, in making its decision to purchase the Shares, Subscriber has relied solely upon an independent investigation made by Subscriber and each of the Issuer’s and HPX’s representations, warranties and agreements contained in Section 3.1 and Section 3.2, respectively. Without limiting the generality of the foregoing, Subscriber is not relying upon, and has not relied upon, any statements, representation or warranty or other information provided by anyone (including HPX, the Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) other than the representations and warranties of the Issuer and HPX expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber has received access to and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer or any of its affiliates and consolidated affiliated entities (together with the Issuer, the “Group”), HPX, the Company and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber has received access to and has had an adequate opportunity to review the documents made available to Subscriber by HPX and the Group. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions and receive such answers from HPX and the Issuer or any person or persons acting on their behalf concerning the terms and conditions of an investment in the Shares, have obtained such materials or information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and have independently made their own analysis and decision to invest in the Shares. Based on such information as Subscriber has deemed appropriate and without reliance upon any Placement Agent, Subscriber has independently made his/her/its own analysis and decision to enter into the Subscription. Subscriber acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Shares. Except for the representations, warranties and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on his/her/its own sources of information, investment analysis and the due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Issuer Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company and its subsidiaries, including but not limited to all business, legal, regulatory, accounting, financial, credit and tax matters. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change.

(i)
Subscriber acknowledges and agrees that:

(i)   each of the Placement Agents is acting solely as the Issuer’s placement agent in connection with the Subscription and each Placement Agent may have affiliates that act as an advisor to the Issuer, the Company or any other person or entity in connection with the Transactions; none of the Placement Agents is acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, HPX or any other person or entity in connection with the Subscription;

(ii)   neither the Placement Agents nor any of their respective directors, officers, employees, advisors, representatives and controlling persons have made, nor will any of such persons make, any representation or warranty, whether express or implied, of any kind or character nor have any such persons provided any advice or recommendation in connection with the Subscription;
(iii)   certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that such information and projections, if applicable, were prepared without the participation of the Placement Agents and that none of the Placement Agents assumes responsibility for independent verification of, or the accuracy or completeness of, such information or projections;
(iv)   the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, HPX, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to it by or on behalf of the Issuer or HPX;
(v)   Subscriber has not relied on any statement, representation, warranty or information made or provided by the Placement Agents, or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, with respect to its decision to invest in the Shares, and the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, condition (financial or otherwise), operations, properties or prospects of, or any other matter concerning, the Issuer, the Group or the Subscription; and
(vi)   neither the Placement Agents nor any of their respective affiliates, subsidiaries, directors, officers, agents or employees shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, HPX or the Issuer or any other person or entity), whether in contract, tort, under federal or state securities laws, or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Subscription.
(j)
Subscriber became aware of this offering of the Shares solely by means of direct contact from either the Placement Agents, the Issuer or HPX as a result of a pre-existing substantive relationship (as interpreted in guidance from the Commission under the Securities Act) with the Issuer, HPX or their representatives, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Placement Agents, the Issuer or HPX. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means, and none of the Placement Agents, the Issuer or HPX or their respective representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, the Brazilian Offering Regulations, or any state securities laws or the securities laws of any other jurisdiction.

(k)
Together with its investment adviser, if applicable, Subscriber is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has had an opportunity to seek and has sought such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that (A) is a sophisticated investor, experienced in investing in financial, business and private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) it has exercised independent judgment in evaluating its purchase of the Shares and (B) the purchase and sale of the Shares hereunder meets the exemptions from filing under FINRA Rule 5123(b)(3).
(l)
Subscriber, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able to bear the economic risk of its investment and can afford a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(m)
Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

(n)
Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, resident or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, Afghanistan, the Crimea, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled 50% or more by, or acting on behalf of, any such person or persons described in any of the foregoing clauses (i) through (iv); or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-money laundering-related laws administered and enforced by other governmental authorities. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions with or for the benefit of any Prohibited Investor, and (ii) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(o)
As of the date hereof, Subscriber does not have, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer, Ambipar Parent or HPX. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

(p)
If Subscriber is or is acting on behalf of a Plan, Subscriber represents and warrants that none of HPX, the Issuer, the Company nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be relied upon as the Plan’s fiduciary with respect to any decision in connection with its investment in the Shares (including with respect to any decision to acquire, continue to hold or transfer the Shares).

(q)
Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of HPX’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of section 13(d)(3) or section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of HPX (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(r)
On each date the Subscription Price would be required to be funded to the Issuer pursuant to Section 2.1, Subscriber will have sufficient immediately available funds to pay the Subscription Price pursuant to Section 2.1.

(s)
Subscriber agrees that no Other Subscriber (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber) shall be liable to Subscriber pursuant to this Subscription Agreement (or any Other Subscriber pursuant to any Other Subscription Agreement) or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder. Subscriber agrees that none of the Placement Agents, their respective affiliates or any of their respective control persons, officers, directors or employees shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind provided to Subscriber concerning HPX, the Issuer, the Company, this Subscription Agreement or the transactions contemplated hereby. On behalf of itself and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription. Subscriber gives this release freely and after obtaining independent legal advice.
(t)
Subscriber agrees that, notwithstanding Section 7.8 of this Subscription Agreement, the Placement Agents, Ambipar Parent and the Company may rely upon the representations and warranties made by Subscriber to the Issuer and HPX in this Subscription Agreement.

(u)
No broker, finder or other financial consultant is acting or has acted on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of HPX, the Company or the Issuer or their respective affiliates for the payment of any fees, costs, expenses or commissions.

(v)
Subscriber (for itself and for each account for which it is acquiring the Shares) is aware of and acknowledges the fact that, in addition to their capacity as a Placement Agent in connection with the Subscription, (i) Credit Suisse Securities (USA) Inc. acted as a book-running manager of the initial public offering of HPX, and (ii) BofA Securities Inc. is acting as financial advisor to the Company in connection with the Transactions, and therefore conflicts of interest may arise.

4.
Registration Statement.

4.1
The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions Closing (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the tenth (10th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include such shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer beneficially owned by Subscriber (or any unit trust beneficially owning such securities and which is managed by Subscriber) and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder. Notwithstanding the foregoing, if the Effectiveness Date falls on a day which is not a business day or other day that the Commission is closed for business, the Effectiveness Date shall be extended to the next business day on which the Commission is open for business. Further notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Issuer Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Issuer Shares which is equal to the maximum number of Issuer Shares as is permitted by the Commission. In such event, the number of Issuer Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

4.2
If any Demanding Holder (as defined in the Investor Rights Agreement) proposes to conduct a Shelf Underwriting (as defined in the Investor Rights Agreement) pursuant to Section 2.3.1 of the Investor Rights Agreement then the Issuer shall give written notice of such proposed offering to the Subscriber as soon as practicable but not less than five (5) days before the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering (as defined in the Investor Rights Agreement), which notice shall (a) describe the number and type of securities to be included in such Underwritten Offering (as defined in the Investor Rights Agreement), the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters (as defined in the Investor Rights Agreement) in such offering, and (b) offer to the Subscriber the opportunity to include in such offering such number of Shares as the Subscriber may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.3.2 of the Investor Rights Agreement, the Issuer shall, in good faith, cause such Shares to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters (as defined in the Investor Rights Agreement) of such Piggyback Registration to permit the Shares requested by the Subscriber pursuant to this Section 4.2 to be included therein on the same terms and conditions as any similar securities of the Issuer included in such registered offering and to permit the sale or other disposition of such Shares in accordance with the intended method(s) of distribution thereof. The inclusion of the Subscriber’s Shares in a Piggyback Registration shall be subject to the Subscriber’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) (as defined in the Investor Rights Agreement) selected for such Shelf Underwriting (as defined in the Investor Rights Agreement). For avoidance of doubt, this Section 4.2 shall not apply to a Block Trade (as defined in the Investor Rights Agreement) or Other Coordinated Offering (as defined in the Investor Rights Agreement). For purposes of this Section 4.2, “Investor Rights Agreement” shall mean the investor rights agreement, dated the date hereof, by and among the Issuer, HPX Capital Partners LLC, Ambipar Parent, the Subscriber and certain other persons party thereto.
4.3
In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request by Subscriber in writing, inform Subscriber as to the status of such registration. At its sole expense, the Issuer shall:

(a)
except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions and update or amend the Registration Statement as necessary to include the Shares and provide customary notice to holders of the Shares, until the earliest of the following: (i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber who is not an affiliate of the Issuer may be sold without restriction under Rule 144 promulgated under the Securities Act, including any volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two (2) years from the date the initial registration statement filed hereunder is declared effective (such date, the “End Date”);

(b)
advise Subscriber within five (5) business days:

(i)
when a Registration Statement or any post-effective amendment thereto has become effective;

(ii)
after it shall have obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)
of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(iv)
subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer;
(c)
use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)
upon the occurrence of any event contemplated in Section 4.3(b)(iv), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)
use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer Shares are then listed beginning on, or as promptly as reasonably practicable following, the Effectiveness Date;

(f)
use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby; and

(g)
use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144 for so long as Subscriber holds Shares.

Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Shares under the Registration Statement.
4.4
Upon Subscriber’s request, the Issuer shall take all necessary steps required of it to cause the Transfer Agent to (i) remove the restrictive legend referred to above in Section 3.3(e), as promptly as practicable and no later than five (5) business days after such request and (ii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company (“DTC”), at Subscriber’s option, provided that in each case (a) such Shares are registered for resale under the Securities Act or (b)(A) Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (B) the Issuer, its counsel or the Transfer Agent have received customary representations and other documentation from Subscriber that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Issuer, its counsel or the Transfer Agent. The Issuer shall be responsible for the fees of the Transfer Agent and its counsel and any fees of DTC incurred in connection with such legend removal requests.

4.5
Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (x) if (i) it determines that in order for the Registration Statement not to contain a material misstatement or omission, an amendment or supplement thereto would be needed or (ii) the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes, upon the advice of legal counsel (which may be in-house legal counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon the advice of legal counsel (which may be in-house legal counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements and (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s (including the combined company after giving effect to the Transactions) Annual Report on Form 20-F for its first completed fiscal year following the Closing (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement for more than ninety (90) consecutive days or for more than one hundred and twenty (120) total calendar days, in each case, during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

4.6
Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by Section 4.5; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.6) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

4.7
The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under, or named as a selling shareholder in, the Registration Statement), its officers, directors and agents, and each person who controls Subscriber (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against all reasonable out-of-pocket losses, claims, damages, liabilities, costs (including reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein, (ii) such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, or (iii) such Losses result from the use of the Registration Statement by Subscriber after Subscriber has received notice of a Suspension Event in accordance with Section 4.5; provided, however, that the indemnification contained in this Section 4.7shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.5. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.7 of which the Issuer is aware.

4.8
Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, the Company and their respective directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of section 15 of the Securities Act and section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.8 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.8 of which Subscriber is aware of which Subscriber shall seek indemnification under this

Subscription Agreement; provided that the failure by Subscriber to give such notice shall not relieve the Issuer of its indemnification obligations hereunder, except to the extent that the failure to give such notice is materially prejudicial to the Issuer’s ability to defend such claim or litigation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
4.9
For the purposes of this Subscription Agreement, “Indemnifying Party” shall mean the party with an obligation to indemnify another party pursuant to Section 4.7 or Section 4.8 (as applicable) and “Indemnified Party” shall mean the party seeking indemnification pursuant to Section 4.7 or Section 4.8 (as applicable). The Indemnified Party shall promptly notify the Indemnifying Party in writing of the institution, threat or assertion of any proceeding against the Indemnified Party that the Indemnified Party believes relates to Losses the subject of indemnification pursuant to Section 4.7 or Section 4.8 (as applicable) and of which such Indemnified Party is aware (a “Third Party Proceeding”). In the case of any delay or failure by an Indemnified Party to provide the notice required by the preceding sentence, the obligation of the Indemnifying Party to indemnify the Indemnified Party shall be reduced to the extent that such Indemnifying Party is prejudiced by such delay or failure. The Indemnifying Party will be entitled to participate in any Third Party Proceeding and to assume the defense thereof with counsel it elects, in its sole discretion, and in the event the Indemnifying Party assumes such defense, the Indemnifying Party will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a Third Party Proceeding shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties with respect to such Third Party Proceeding, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such Third Party Proceeding. No Indemnifying Party shall, without the consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the party of such Indemnified Party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.10
If the indemnification provided under Section 4.7 or Section 4.8 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be subject to the limitations set forth in Section 4.7 and Section 4.8 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.10 from any person who was not guilty of such fraudulent misrepresentation. Each Indemnifying Party’s obligation to make a contribution pursuant to this Section 4.10 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

5.
Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the Parties hereto to terminate this Subscription Agreement, (iii) the Outside Date (as defined in the Business Combination Agreement) if the Closing has not occurred on or prior to such date; (iv) the Issuer’s notification to Subscriber in writing that it has abandoned its plans to move forward with the Transactions and/or terminates Subscriber’s obligations with respect to the Subscription without the delivery of the Shares having occurred or (v) if any of the conditions to Closing set forth in Section 2.2 or Section 2.3 are not satisfied or waived on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon a valid termination of this Subscription Agreement pursuant to this Section 5, after the delivery by Subscriber of the Subscription Price for the Shares, the Issuer shall promptly (but not later than three (3) business days thereafter) cause the escrow agent or its bank (as applicable) to return the Subscription Price (to the extent such Subscription Price was received prior to such termination) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off.

6.
Trust Account Waiver.

Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has had access to and has read and had an adequate opportunity to review the publicly filed prospectus of HPX, available at www.sec.gov (the “Prospectus”) and understands that HPX has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of HPX’s public shareholders (including the public shareholders of the overallotment shares acquired by HPX’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, HPX may disburse monies from the Trust Account only: (i) to the Public Shareholders with respect to redemptions by the Public Shareholders, (ii) to the Public Shareholders if HPX fails to consummate a Business Combination (as defined in the Prospectus) within twenty-four (24) months after the closing of the IPO, subject to extension by an amendment to HPX’s organizational documents, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (iv) to HPX after or concurrently with the consummation of a Business Combination (as defined in the Prospectus). Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to, this Subscription Agreement or any other transaction agreement (as defined in the Business Combination Agreement, the “Transaction Agreement”), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under this Subscription Agreement or any other Transaction Agreement (collectively, the “Released Claims”); provided, however, that Released Claims shall be deemed not to include the right of a Subscriber to make a claim as a Public Shareholder in respect of any HPX shares it may hold pursuant to subclauses (i) or (ii) of the immediately preceding sentence. Subscriber on behalf of itself and its affiliates, hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this

Subscription Agreement). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by HPX and its affiliates to induce HPX to enter into this Subscription Agreement and the other Transaction Agreements, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable Law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against HPX or its representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and each of its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding against HPX, any of its affiliates or any of their respective representatives based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, HPX and its representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action, in the event HPX or its representatives, as applicable, prevails in such action or proceeding.
7.
Miscellaneous.

7.1
Further Assurances.   The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement no later than immediately prior to the Transactions Closing.

(a)
Subscriber acknowledges that (i) the Issuer and HPX will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) that the Placement Agents, Ambipar Parent and the Company will rely on, and are third party beneficiaries of, the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in Section 3.3 and Section 7. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and HPX if any of the acknowledgments, understandings, agreements, covenants, representations and warranties made by Subscriber set forth herein are no longer accurate. In addition, the Issuer and HPX each acknowledges and agrees that each of the Placement Agents, Ambipar Parent and the Company is a third-party beneficiary of the acknowledgments, understandings, agreements, covenants, representations and warranties made by the Issuer or HPX (as applicable) contained in this Subscription Agreement.

(b)
Each of HPX and the Issuer acknowledges that Subscriber will rely on the acknowledgements, understandings, agreements, covenants, representations and warranties of HPX and the Issuer, respectively, contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and HPX agrees to promptly notify Subscriber if any of the acknowledgements, understandings, agreements, covenants, representations and warranties made by Issuer or HPX, as applicable, set forth herein are no longer accurate in all material respects.

(c)
Subscriber acknowledges and agrees that no party to the Business Combination Agreement (other than the Issuer and HPX) nor any Non-Party Affiliate (as defined below), shall have any liability to Subscriber or any Other Subscriber pursuant to, arising out of or relating to this Subscription Agreement, or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares, subscription of the Warrants and Additional Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, HPX, or any Non-Party Affiliate concerning the Issuer, the Company, HPX, any of their affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, the Company, HPX, or any of the Issuer’s, the Company’s or HPX’s respective affiliates or any family member of the foregoing.
(d)
Each of the Issuer, HPX, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as requested by law, rule or regulation in any administrative, legal, regulatory or stock exchange proceeding or official inquiry with respect to the matters covered hereby.

(e)
The Issuer and HPX may request from Subscriber such additional information as the Issuer and HPX may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Shares, to register the resale of the Shares or otherwise consummate or evidence the transaction contemplated by this Subscription Agreement, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and consistent with its internal policies; provided that (subject to Section 7.19 below) each of the Issuer and HPX agrees to keep any such information provided by Subscriber confidential other than as necessary to include in any registration statement the Issuer is required to file hereunder or in connection herewith. Subscriber acknowledges and agrees that if it does not provide the Issuer with such requested information, the Issuer may not be able to register the Shares for resale pursuant to Section 4 hereof. Subscriber hereby agrees that the Subscription Agreement, as well as the nature of Subscriber’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the Commission and in any registration statement, proxy statement, consent solicitation statement or any other Commission filing to be filed by the Issuer or HPX in connection with the issuance of the Shares contemplated by this Subscription Agreement and/or the Transactions, in each case without Subscriber’s prior written consent.

(f)
The Issuer shall pay any costs, expenses, obligations, penalties or disbursements in connection with the fillings, authorizations and consents set forth in Section 3.1(k).

(g)
Except as otherwise expressly provided in this Subscription Agreement, each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.2
No Short Sales.   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to the securities of the Issuer, Ambipar Parent or HPX, as applicable, prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in the case of Subscriber is a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers or desks managing other portions of Subscriber’s assets, this

Section 7.2 shall apply only with respect to the portion of assets managed by the portfolio manager or desk that made the investment decision to purchase the Shares covered by this Subscription Agreement.
7.3
Additional Information.   HPX and the Issuer may request from Subscriber such additional information as is necessary for HPX or the Issuer, as applicable, to comply with public disclosure requirements of applicable securities laws or any filing requirements pursuant to the rules of any stock exchange or the Financial Industry Regulatory Authority, and Subscriber shall promptly provide such information, provided that subject to Section 7.19 the Issuer and HPX shall keep any such information provided by Subscriber confidential to the extent permitted by applicable law. Subscriber acknowledges that HPX or the Issuer may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report or a registration statement of HPX or the Issuer, as applicable.

7.4
Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):

(a)
if to Subscriber, to such address or addresses set forth on the signature page hereto;

(b)
if to the Issuer, to:

c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a required copy (which copy shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention:
Grenfel S. Calheiros

Email:
gcalheiros@stblaw.com

and
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com

(c)
if to HPX, to:

HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a required copy (which copy shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com

7.5
Entire Agreement.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any letter of intent entered into relating to the subject matter hereof, except that, subject to Section 7.19(a), any confidentiality agreement with respect to Subscriber or its affiliates shall remain in full force and effect following any amendment, modification, waiver or termination of this Subscription Agreement.

7.6
Modifications and Amendments.   This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of HPX, the Issuer and Subscriber.

7.7
Assignment.   Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired and Warrants and Additional Shares subscribed hereunder, if any, and then only in accordance with this Subscription Agreement), other than an assignment to any controlled affiliate of Subscriber or any fund or account managed by the same investment manager as Subscriber or a controlled affiliate thereof (as defined in Rule 12b-2 of the Exchange Act), subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement, except for an assignment to any fund or account managed by the same investment manager as Subscriber or a controlled affiliate thereof, provided, in each case, that any such fund or account has sufficient funds to fully comply with the obligations of the Subscriber under this Subscription Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Subscription Agreement or any rights, interests or obligations that may accrue to the parties hereunder.

7.8
Benefit.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 4.7, Section 4.8, Section 4.9, Section 4.10, Section 7.1(a), Section 7.1(c) and Section 7.1(d), this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.9
Governing Law.   This Subscription Agreement, and all claims or causes of action based upon, arising out of, or related to this Subscription Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

7.10
Consent to Jurisdiction; Waiver of Jury Trial.   Any proceeding or action based upon, arising out of or related to this Subscription Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Designated Courts”), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such Designated Court in any such proceeding or action, (ii) irrevocably waives any claims of immunity from jurisdiction and any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such Designated Court, and (iv) agrees not to bring any proceeding or action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7.10. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE.

7.11
Severability.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.12
No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.13
Remedies.

(a)
The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties and third-party beneficiaries hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.10, this being in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Issuer and HPX to cause Subscriber, the right of HPX to cause the Issuer, the right of the Issuer to cause HPX and the right of Subscriber to cause the Issuer and HPX to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.
(b)
The parties acknowledge and agree that this Section 7.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.14
Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur substantially concurrently with the consummation of the Transactions Closing, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions Closing and remain in full force and effect.

7.15
Headings and Captions.   The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16
Counterparts.   This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.17
Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

7.18
Mutual Drafting.   Each provision of this Subscription Agreement has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.19
Cleansing Statement; Consent to Disclosure.

(a)
HPX shall, by no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer or HPX or their respective representatives has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer’s and HPX’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or HPX or any of their respective officers, directors, employees or agents (including the Placement Agents) relating to the transactions contemplated by this Subscription Agreement, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, HPX or any of their affiliates or agents, relating to the transactions contemplated by this Subscription Agreement.

(b)
Neither HPX nor the Issuer shall issue any press releases or other public communications relating to the transactions contemplated hereby that reference the Subscriber or its affiliates or investment advisers by name without the prior written consent of Subscriber. This restriction shall not apply to the extent public disclosure is required by applicable securities law, any governmental authority or stock exchange rule or as otherwise requested by the staff of the Commission or the request of any other regulatory or governmental agency; provided, that in the event such disclosure is required, HPX or the Issuer, as applicable, shall to the extent practicable and legally permissible, provide Subscriber with prior written notice of such permitted disclosure and consider, in good faith, any comments provided by Subscriber. Subject to the limitations of the following sentence, Subscriber hereby consents to the publication and disclosure in any Form 8-K or Form 6-K filed by the Issuer or HPX with the Commission, in any filing with the Commission made in connection with the Business Combination Agreement and the Transactions, including any proxy statement, prospectus or registration statement related thereto or any other filing with the Commission pursuant to applicable securities laws, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or HPX, a copy of this Subscription Agreement. The Issuer or HPX shall provide a draft of any proposed disclosures under this Section 7.19(b) to Subscriber reasonably in advance of the release of such disclosures, but in no event less than one (1) business day prior to release, and shall consider in good faith any revisions to such disclosure proposed by Subscriber. Notwithstanding the foregoing or anything contained to the contrary in this Section 7.19, the Issuer may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing Subscriber with any notification thereof, unless Subscriber is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).

7.20
Regulatory Compliance.   Subscriber hereby agrees that it shall comply with all applicable requirements in connection with the Subscription and shall coordinate with the Issuer or HPX, as applicable, to upon request provide information regarding the Subscriber as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transactions.

8.
Independent Obligations.   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber (except where such Other Subscriber is managed by or under common management with Subscriber) and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber, on the one hand, and any Other Subscriber, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements; provided that it is acknowledged that certain Subscribers may be managed by, or under common management with, an Other Subscriber. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.
9.
Certain Tax Matters.   The parties acknowledge and agree that for U.S. federal income tax purposes, Subscriber shall be deemed to be the owner of any funds transferred by Subscriber to any escrow account (if applicable) unless and until such funds are disbursed to Issuer in accordance with the terms of this Subscription Agreement, which disbursement shall occur, for the avoidance of doubt, following the First Effective Time.

10.
Massachusetts Business Trust.   If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

IN WITNESS WHEREOF, each of HPX, the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
Ambipar Emergency Response

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

HPX Corp.

By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Director

SUBSCRIBER: Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Signature of Joint Subscriber, if applicable:
Signature of Subscriber:
on behalf of Opportunity Private Equity Gestora de Recursos Ltda.
/s/ Eduardo de Britto Pereira Azevedo	/s/ Leonardo Guimarães Pinto
Name: Eduardo de Britto Pereira Azevedo	Name: Leonardo Guimarães Pinto
Title: Director	Director
Date: July 5, 2022
Name of Subscriber: Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	Name of Joint Subscriber, if applicable:
(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)
Name in which securities are to be registered (if different from the name of Subscriber listed directly above):
Email
Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN/Tax ID:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State,	City, State,
Zip:	Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares purchased and subscribed for:	10,000,000
Number of Additional Shares:	1,810,000
Aggregate Number of Shares subscribed (including Additional Shares) for:	11,810,000
Aggregate Subscription Price:	$100,000,000
Subscriber must pay the Subscription Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Schedule must be completed by the Subscriber and forms a part of this Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.   QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
1.   ☒   Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as a QIB.
2.   ☐   Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.
*** OR ***
B.   INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box if applicable):
☐   Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as an institutional “accredited investor.”
*** OR ***
C.
NON-U.S. PERSON STATUS (Please check the box if applicable):

☐   We are a non-U.S. person located outside of the United States.
*** AND ***
D.   AFFILIATE STATUS (Please check the applicable box)
SUBSCRIBER:
☐   is:
☒   is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.
This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Qualified Institutional Buyers
Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber (Please check the applicable subparagraphs):
☐
Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:

☐   is an insurance company as defined in section 2(a)(13) of the Securities Act;
☐   is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;
☐   is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);
☐   is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;
☐   is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);
☐   is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;
☐   is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);
☐   is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;
☐   is an investment adviser registered under the Investment Advisers Act; or
☒   any accredited investor, as defined in Rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed above;
☐
Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;

☐
Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐
Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;

☐
Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or

☐
Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.

Institutional Accredited Investors
Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐
Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐
Any broker or dealer registered pursuant to section 15 of the Exchange Act;

☐
Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐
Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;

☐
Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank,

1
“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;
☐
Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;

☐
Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering and that has total assets in excess of $5,000,000;

☐
Any rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐
Any investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;

☐
Any investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐
Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act.

Annex I
EXECUTION VERSION
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this [•] day of July, 2022, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Issuer”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), and the undersigned (“Subscriber”).
WHEREAS, on May 3, 2022, Ambipar Participações e Empreendimentos S.A. a sociedade anônima organized under the laws of Brazil (“Ambipar Parent”), formed two new wholly-owned subsidiaries, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”) and the Issuer.
WHEREAS, as soon as practicable following the date hereof, Merger Sub, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and Ambipar Parent shall enter into a contribution agreement pursuant to which, prior to the consummation of the Transactions (as defined below), Ambipar Parent will contribute to Merger Sub all of the issued and outstanding equity of the Company in consideration for newly issued Merger Sub ordinary shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly-owned subsidiary of Merger Sub;
WHEREAS, pursuant to, and upon the terms and subject to the conditions set forth in, the Business Combination Agreement entered into on or about the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among the Issuer, Merger Sub, HPX, the Company and Ambipar Parent, the following transactions (collectively, the “Transactions”) will occur on the Closing Date (as defined below): (i) HPX will be merged with and into Issuer, with Issuer as the surviving entity and (ii) subsequent to the transaction described in the foregoing clause (i), Merger Sub will be merged with and into Issuer with Issuer as the surviving entity. The “Second Effective Time” as defined in the Business Combination Agreement shall be referred to herein as the “Transactions Closing”;
WHEREAS, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Issuer, substantially concurrently with, and contingent upon, the consummation of the Transactions, such number of Class A ordinary shares in the Issuer, par value $0.0001 per share (the “Issuer Shares”) set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Per Share Subscription Price”) and an aggregate purchase price set forth on Subscriber’s signature page hereto (the “Subscription Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Subscription Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;
WHEREAS, solely in consideration of the Subscriber’s commitment to subscribe for and purchase from the Issuer the Acquired Shares and for no other payment or consideration by the Subscriber, and subject to the conditions set forth herein, the Issuer agrees to issue to the Subscriber, and the Subscriber agrees to subscribe for, (i) [•] warrants to purchase Issuer Shares (the “Warrants”) and (ii) [•] additional Issuer Shares (“Additional Shares”) substantially concurrent with the consummation of the Transactions Closing;
WHEREAS, also solely in consideration of the Subscriber’s commitment to subscribe for and purchase from the Issuer the Acquired Shares and for no other payment or consideration by the Subscriber, HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”) is providing the Subscriber with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of this Subscription Agreement;
WHEREAS, substantially concurrently with the execution of this Subscription Agreement, the Issuer is entering into separate subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”), on substantially the same terms as the terms of this Subscription Agreement (except for Subscription Agreements to be entered into with (1) Ambipar Parent, and (2) Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior), with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or certain institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act) (each, an “Other Subscriber” and, together with Subscriber, the “Subscribers”), severally and not jointly; and
WHEREAS, the aggregate number of Issuer Shares to be issued by the Issuer pursuant to the Subscription Agreements equals, as of the date hereof, [•] Issuer Shares, [•] of which are Acquired Shares and [•] are Additional Shares (Acquired Shares and Additional Shares, collectively, the “Shares”, provided that any references hereinafter to the “purchase,” “sale” or related terms implying payment by the Subscriber for the acquisition of Shares shall be construed as references to the Acquired Shares only, as the case may be).
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.
Subscription.   Subject to the terms and conditions hereof, at the Closing (as defined below), (i) Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Subscription Price, the Shares (such subscription and issuance, the “Shares Subscription”) and (ii) the Issuer hereby agrees to issue, and the Subscriber agrees to subscribe for, the Warrants (such subscription and issuance, the “Warrants Subscription” and, together with the Shares Subscription, the “Subscription”).

2.
Settlement Date and Delivery.

2.1
Closing.   The closing of the Subscription contemplated hereby (the “Closing”) shall occur substantially concurrent with the consummation of the Transactions Closing (the date of the Closing, the “Closing Date”) subject to the terms and conditions set forth herein; provided that the Closing shall occur after the First Effective Time (as defined in the Business Combination Agreement, the “First Effective Time”). Not less than five (5) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date. No later than three business days after receiving the Closing Notice, Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares and the Warrants to Subscriber. Subscriber shall deliver on or before two (2) business days prior to the anticipated Closing Date the Subscription Price for the Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Issuer in the Closing Notice, to be held by the escrow agent until the Transactions Closing. Not later than one (1) business day after the Closing Date, the Issuer shall register, or cause to be registered in the records of the Issuer’s transfer agent (the “Transfer Agent”), the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands or Brazil are authorized or required by law to close. In the event the Closing Date does not occur within three (3) business days after the anticipated Closing Date identified in the Closing Notice, the Issuer shall cause the escrow agent to promptly (but not later than three (3) business days thereafter) return the Subscription Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled; provided that unless this Subscription Agreement has been validly terminated pursuant to Section 5, neither the failure of the Closing to occur on the Closing Date nor such return of funds shall (a) terminate this Subscription Agreement, (b) be deemed to be a failure of any of the conditions of Closing set forth in Section 2.3, or (c) relieve Subscriber of its obligation to purchase the Shares at the Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 2.1. Prior to or at Closing,

Subscriber shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
2.2
Conditions to Closing of the Issuer.   The Issuer’s obligations (i) to sell and issue the Acquired Shares and (ii) to issue the Warrants and the Additional Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.   The representations and warranties made by Subscriber in Section 3.3 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect” (as defined in Section 3.3(c) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Regulatory.   If required by applicable governmental authorities (including, but not limited to, financial services or banking authorities), rules, regulations, orders, policies or procedures, Subscriber shall have been found suitable by such authorities.

(e)
Performance and Compliance under Subscription Agreement.   Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of Subscriber to consummate the Closing.

2.3
Conditions to Closing of Subscriber.   Subscriber’s obligation to (i) subscribe for and purchase the Acquired Shares and (ii) to subscribe for the Warrants and the Additional Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.

(i)
The representations and warranties made by the Issuer in Section 3.1 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Issuer Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer in Section 3.1 and the facts underlying such breach would also cause a condition to the Issuer’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.
(ii)
The representations and warranties made by HPX in Section 3.2 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or HPX Material Adverse Effect (as defined in Section 3.2(c) below), or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an HPX Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of HPX in Section 3.2 and the facts underlying such breach would also cause a condition to HPX’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(e) are satisfied.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s and Ambipar Parent’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), subject to the compliance with Section 2.3(e).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Performance and Compliance under Subscription Agreement.   The Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to materially and adversely affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(e)
Business Combination Agreement.   The terms of the Business Combination Agreement (including the conditions thereto) shall not have been amended or waived in a manner that would reasonably be expected to materially adversely and disproportionately as compared to Other Subscribers affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(f)
Listing.   (i) The Issuer’s initial listing application with New York Stock Exchange (“NYSE”) in connection with the Transactions shall have been conditionally approved, the Issuer shall be able to satisfy any applicable initial and continuing listing requirements of NYSE immediately following the Transactions Closing and the Issuer shall not have received any written notice of non-compliance therewith, and (ii) the Shares shall have been approved for listing on NYSE, subject to official notice of issuance.
3.
Representations, Warranties and Agreements.

3.1
Issuer’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber as follows:

(a)
The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
At Closing, subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration by the Transfer Agent, the Shares and the Warrants will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.

(c)
This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and HPX, is the valid and binding obligation of the Issuer and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)
The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and the Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement, including the issuance and sale of the Acquired Shares and the issuance of the Warrants and Additional Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e)
As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of $50,000 divided into 500,000,000 ordinary shares, with a par value of $0.0001 each, of which one such share is validly issued and fully paid, and are not subject to preemptive rights or encumbrances.

(f)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, no registration under the Securities Act is required for the offer and sale of the Acquired Shares and offer of the Warrants and the Additional Shares by the Issuer to Subscriber pursuant to and as contemplated in this Subscription Agreement. The Shares and the Warrants (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to the Issuer’s knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(g)
The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer, the Company and the Transactions and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(h)
Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares or the Warrants under the Securities Act.

(i)
Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(j)
The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(k)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, the Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares and the Warrants pursuant to this Subscription Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 7.19; (iv) those required by NYSE, (v) those required to consummate the Transactions Closing as provided under the Business Combination Agreement, (vi) any filing required by the Brazilian antitrust laws, if applicable; (vii) any filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any law or regulation of any other jurisdiction related to competition or merger control, if applicable, (viii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (ix) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(l)
Upon consummation of the Transactions Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be listed for trading on NYSE, and the Shares will be approved for listing on NYSE, subject to official notice of issuance.

(m)
Neither the Issuer nor any person acting on its behalf is under any obligation to pay any broker’s fee, finder’s fee or other fee or commission in connection with the sale of the Shares, other than the fact that HPX is responsible for the payment of any fees, costs, expenses and commissions of Credit Suisse Securities (USA) LLC and BofA Securities Inc. or any other financial institution replacing any such institutions (the “Placement

Agents,” each a “Placement Agent”), and such obligations shall become obligations of the Issuer upon the occurrence of the Transactions Closing.
(n)
As of the date hereof, the Business Combination Agreement is valid and in full force and effect, subject to the compliance with Section 2.3(e).

(o)
The Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Issuer other than (i) the Business Combination Agreement and (ii) the Other Subscription Agreements.

3.2
HPX’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, HPX hereby represents and warrants to Subscriber as follows:

(a)
HPX is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. HPX has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, executed and delivered by HPX and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and the Issuer, is the valid and binding obligation of HPX and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by HPX with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of HPX pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which HPX is a party or by which HPX is bound or to which any of the property or assets of HPX is subject, which would reasonably be expected to have a material adverse effect on the ability of HPX to enter into and timely perform its obligations under this Subscription Agreement (an “HPX Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of HPX or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over HPX or any of its properties that would reasonably be expected to have an HPX Material Adverse Effect.

(d)
HPX has provided Subscriber an opportunity to ask questions regarding HPX and the Transactions and made available to Subscriber all the information reasonably available to HPX that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(e)
Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of HPX, threatened against HPX, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against HPX.

(f)
HPX has not received any written communication from a governmental authority that alleges that HPX is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect.
3.3
Subscriber’s Representations, Warranties and Agreements.   To induce the Issuer to issue the Shares and the Warrants to Subscriber, Subscriber hereby represents and warrants to the Issuer and HPX and acknowledges and agrees with the Issuer and HPX as follows:

(a)
Subscriber has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, approved by all necessary action, validly executed and delivered by Subscriber. The purchase of the Shares is fully consistent with the financial needs, objectives and conditions of the Subscriber and complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to the Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and HPX, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by Subscriber with all of the provisions hereof), and the consummation of the transactions contemplated herein, including the Transactions, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, that would reasonably be expected to adversely affect the Subscriber’s ability to acquire and hold Shares and to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

(d)
In the event

(i)
Subscriber is located in the United States or is a U.S. person, Subscriber (A) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule I, and an “institutional account” as defined in FINRA Rule 4512(c), and is not an entity formed for the specific purpose of acquiring the Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (C) has exercised independent judgment in evaluating its participation in the purchase of the Shares, (D) is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring its entire beneficial interest in the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction, (E) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto) and is not a party to or bound by a binding commitment to sell or otherwise dispose of the Shares, and (F) acknowledges that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J);
(ii)
Subscriber is located outside the United States and not a U.S. person, (A) Subscriber is acquiring the Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) Subscriber understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) Subscriber is are aware that the sale to it is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the Subscriber and the person, if any, for whose account or benefit the Subscriber is acquiring the Shares was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Shares or any economic interest therein to any person located in the United States or any U.S. person, and (D) Subscriber is authorized to consummate the purchase of the Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made;

(iii)
Subscriber is resident in a member state of the European Economic Area, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “EU Prospectus Regulation”);

(iv)
Subscriber is resident in the United Kingdom, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”); and

(v)
Subscriber is resident in the Federative Republic of Brazil, Subscriber is a professional investor (investidor profissional) under the definition set out in Resolution No. 30 of the Brazilian securities exchange commission (CVM —  Comissão de Valores Mobiliários, “CVM”) (such rule and all other CVM rules and regulations relating to the offering of securities, the “Brazilian Offering Regulations”), formed or resident in a jurisdiction other than the Federative Republic of Brazil, and able to hold securities and engage in financial settlement of securities transactions with funds held in the United States.

The information provided by Subscriber on Schedule I is true and correct in all respects.
(e)
Together with its investment adviser, if applicable, Subscriber understands that the

Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act or the Brazilian Offering Regulations, or any “offer of securities to the public” within the meaning of the EU Prospectus Regulation or the UK Prospectus Regulation, and that the offer and sale of the Shares have not been registered under the Securities Act, the Brazilian Offering Regulations or any other applicable securities laws. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject thereto, and in each case, in accordance with any applicable securities laws of the states and other jurisdictions where such offers and sales are made, and that any book entries or certificates representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily offer, resell, transfer or pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or disposition of any of the Shares.
(f)
Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, statements or agreements made to Subscriber by or on behalf of the Issuer or HPX or any of their respective affiliates, officers or directors, employees, partners, agents or representatives, or any other party to the Transactions or any other person or entity (including the Placement Agents), expressly or by implication (including by omission), other than those representations, warranties, covenants, statements and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties, covenants, statements or agreements other than those expressly set forth in this Subscription Agreement.

(g)
Subject to the assumption that the assets of the Issuer do not constitute “plan assets” under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing, but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code or Similar Law (each, a “Plan”), Subscriber represents and warrants that its acquisition and holding of Shares do not and will not constitute or result in a non-exempt prohibited transaction under section 406 of ERISA, section 4975 of the Code, or under Similar Law or otherwise violate the provisions thereunder.

(h)
Together with its investment adviser if applicable, in making its decision to purchase the Shares, Subscriber has relied solely upon an independent investigation made by Subscriber and each of the Issuer’s and HPX’s representations, warranties and agreements contained in Section 3.1 and Section 3.2, respectively. Without limiting the generality of the foregoing, Subscriber is not relying upon, and has not relied upon, any statements, representation or warranty or other information provided by anyone (including HPX, the Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) other than the representations and warranties of the Issuer and HPX expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber has received access to and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer or any of its affiliates and consolidated affiliated entities (together with the Issuer, the “Group”), HPX, the Company and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber has received access to and has had an adequate opportunity to review the documents made available to Subscriber by HPX and the Group. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions and receive such answers from HPX and the Issuer or any person or persons acting on their behalf concerning the terms and conditions of an investment in the Shares, have obtained such materials or information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and have independently made their own analysis and decision to invest in the Shares. Based on such information as Subscriber has deemed appropriate and without reliance upon any Placement Agent, Subscriber has independently made his/her/its own analysis and decision to enter into the Subscription. Subscriber acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Shares. Except for the representations, warranties and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on his/her/its own sources of information, investment analysis and the due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Issuer Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company and its subsidiaries, including but not limited to all business, legal, regulatory, accounting, financial, credit and tax matters. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change.
(i)
Subscriber acknowledges and agrees that:

(i)   each of the Placement Agents is acting solely as the Issuer’s placement agent in connection with the Subscription and each Placement Agent may have affiliates that act as an advisor to the Issuer, the Company or any other person or entity in connection with the Transactions; none of the Placement Agents is acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, HPX or any other person or entity in connection with the Subscription;
(ii)   neither the Placement Agents nor any of their respective directors, officers, employees, advisors, representatives and controlling persons have made, nor will any of such persons make, any representation or warranty, whether express or implied, of any kind or character nor have any such persons provided any advice or recommendation in connection with the Subscription;
(iii)   certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that such information and projections, if applicable, were prepared without the participation of the Placement Agents and that none of the Placement Agents assumes responsibility for independent verification of, or the accuracy or completeness of, such information or projections;

(iv)   the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, HPX, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to it by or on behalf of the Issuer or HPX;
(v)   Subscriber has not relied on any statement, representation, warranty or information made or provided by the Placement Agents, or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, with respect to its decision to invest in the Shares, and the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, condition (financial or otherwise), operations, properties or prospects of, or any other matter concerning, the Issuer, the Group or the Subscription; and
(vi)   neither the Placement Agents nor any of their respective affiliates, subsidiaries, directors, officers, agents or employees shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, HPX or the Issuer or any other person or entity), whether in contract, tort, under federal or state securities laws, or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Subscription.
(j)
Subscriber became aware of this offering of the Shares solely by means of direct contact from either the Placement Agents, the Issuer or HPX as a result of a pre-existing substantive relationship (as interpreted in guidance from the Commission under the Securities Act) with the Issuer, HPX or their representatives, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Placement Agents, the Issuer or HPX. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means, and none of the Placement Agents, the Issuer or HPX or their respective representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, the Brazilian Offering Regulations, or any state securities laws or the securities laws of any other jurisdiction.

(k)
Together with its investment adviser, if applicable, Subscriber is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has had an opportunity to seek and has sought such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in financial, business and private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its purchase of the Shares and (B) the purchase and sale of the Shares hereunder meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (2) the institutional customer exemption under FINRA Rule 2111(b), (3) the qualified institutional buyers exemption from filing under FINRA Rule 5123(b)(1)(C) and (4) the accredited investors exemption from filing under FINRA Rule 5123(b)(1)(J).

(l)
Subscriber, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able to bear the economic risk of its investment and can afford a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(m)
Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

(n)
Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, resident or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, Afghanistan, the Crimea, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled 50% or more by, or acting on behalf of, any such person or persons described in any of the foregoing clauses (i) through (iv); or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-money laundering-related laws administered and enforced by other governmental authorities. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions with or for the benefit of any Prohibited Investor, and (ii) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

(o)
As of the date hereof, Subscriber does not have, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer, Ambipar Parent or HPX. Notwithstanding the

foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.
(p)
If Subscriber is or is acting on behalf of a Plan, Subscriber represents and warrants that none of HPX, the Issuer, the Company nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be relied upon as the Plan’s fiduciary with respect to any decision in connection with its investment in the Shares (including with respect to any decision to acquire, continue to hold or transfer the Shares).

(q)
Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of HPX’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of section 13(d)(3) or section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of HPX (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(r)
On each date the Subscription Price would be required to be funded to the Issuer pursuant to Section 2.1, Subscriber will have sufficient immediately available funds to pay the Subscription Price pursuant to Section 2.1.

(s)
Subscriber agrees that no Other Subscriber (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber) shall be liable to Subscriber pursuant to this Subscription Agreement (or any Other Subscriber pursuant to any Other Subscription Agreement) or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder. Subscriber agrees that none of the Placement Agents, their respective affiliates or any of their respective control persons, officers, directors or employees shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind provided to Subscriber concerning HPX, the Issuer, the Company, this Subscription Agreement or the transactions contemplated hereby. On behalf of itself and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription. Subscriber gives this release freely and after obtaining independent legal advice.

(t)
Subscriber agrees that, notwithstanding Section 7.8 of this Subscription Agreement, the Placement Agents, Ambipar Parent and the Company may rely upon the representations and warranties made by Subscriber to the Issuer and HPX in this Subscription Agreement.

(u)
No broker, finder or other financial consultant is acting or has acted on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of HPX, the Company or the Issuer or their respective affiliates for the payment of any fees, costs, expenses or commissions.
(v)
Subscriber (for itself and for each account for which it is acquiring the Shares) is aware of and acknowledges the fact that, in addition to their capacity as a Placement Agent in connection with the Subscription, (i) Credit Suisse Securities (USA) Inc. acted as a book-running manager of the initial public offering of HPX, and (ii) BofA Securities Inc. is acting as financial advisor to the Company in connection with the Transactions, and therefore conflicts of interest may arise.

4.
Registration Statement.

4.1
The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions Closing (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the tenth (10th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effectiveness Date”); provided, however, that the Issuer’s obligations to include such shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer beneficially owned by Subscriber (or any unit trust beneficially owning such securities and which is managed by Subscriber) and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder. Notwithstanding the foregoing, if the Effectiveness Date falls on a day which is not a business day or other day that the Commission is closed for business, the Effectiveness Date shall be extended to the next business day on which the Commission is open for business. Further notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Issuer Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Issuer Shares which is equal to the maximum number of Issuer Shares as is permitted by the Commission. In such event, the number of Issuer Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

4.2
In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request by Subscriber in writing, inform Subscriber as to the status of such registration. At its sole expense, the Issuer shall:

(a)
except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions and update or amend the Registration Statement as necessary to include the Shares and provide customary notice to holders of the Shares, until the earliest of the following:

(i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber who is not an affiliate of the Issuer may be sold without restriction under Rule 144 promulgated under the Securities Act, including any volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two (2) years from the date the initial registration statement filed hereunder is declared effective (such date, the “End Date”);
(b)
advise Subscriber within five (5) business days:

(i)
when a Registration Statement or any post-effective amendment thereto has become effective;

(ii)
after it shall have obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)
of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)
subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer;
(c)
use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)
upon the occurrence of any event contemplated in Section 4.2(b)(iv), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)
use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer Shares are then listed beginning on, or as promptly as reasonably practicable following, the Effectiveness Date;

(f)
use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby; and

(g)
use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144 for so long as Subscriber holds Shares.

Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Shares under the Registration Statement.
4.3
Upon Subscriber’s request, the Issuer shall take all necessary steps required of it to cause the Transfer Agent to (i) remove the restrictive legend referred to above in Section 3.3(e), as promptly as practicable and no later than five (5) business days after such request and (ii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company (“DTC”), at Subscriber’s option, provided that in each case (a) such Shares are registered for resale under the Securities Act or (b)(A) Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (B) the Issuer, its counsel or the Transfer Agent have received customary representations and other documentation from Subscriber that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Issuer, its counsel or the Transfer Agent. The Issuer shall be responsible for the fees of the Transfer Agent and its counsel and any fees of DTC incurred in connection with such legend removal requests.

4.4
Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (x) if (i) it determines that in order for the Registration Statement not to contain a material misstatement or omission, an amendment or supplement thereto would be needed or (ii) the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes, upon the advice of legal counsel (which may be in-house legal counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon the advice of legal counsel (which may be in-house legal counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements and (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s (including the combined company after giving effect to the Transactions) Annual Report on Form 20-F for its first completed fiscal year following the Closing (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement for more than ninety (90) consecutive days or for more than one hundred and twenty (120) total calendar days, in each case, during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
4.5
Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by Section 4.4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.5) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

4.6
The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under, or named as a selling shareholder in, the Registration Statement), its officers, directors and agents, and each person who controls Subscriber (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against all reasonable out-of-pocket losses, claims, damages, liabilities, costs (including reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein, (ii) such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, or (iii) such Losses result from the use of the Registration Statement by Subscriber after Subscriber has received notice of a Suspension Event in accordance with Section 4.4; provided, however, that the indemnification contained in this Section 4.6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.4. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.6 of which the Issuer is aware.

4.7
Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, the Company and their respective directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of section 15 of the Securities Act and section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.7 of which Subscriber is aware of which Subscriber shall seek indemnification under this Subscription Agreement; provided that the failure by Subscriber to give such notice shall not relieve the Issuer of its indemnification obligations hereunder, except to the extent that the failure to give such notice is materially prejudicial to the Issuer’s ability to defend such claim or litigation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
4.8
For the purposes of this Subscription Agreement, “Indemnifying Party” shall mean the party with an obligation to indemnify another party pursuant to Section 4.6 or Section 4.7 (as applicable) and “Indemnified Party” shall mean the party seeking indemnification pursuant to Section 4.6 or Section 4.7 (as applicable). The Indemnified Party shall promptly notify the Indemnifying Party in writing of the institution, threat or assertion of any proceeding against the Indemnified Party that the Indemnified Party believes relates to Losses the subject of indemnification pursuant to Section 4.6 or Section 4.7 (as applicable) and of which such Indemnified Party is aware (a “Third Party Proceeding”). In the case of any delay or failure by an Indemnified Party to provide the notice required by the preceding sentence, the obligation of the Indemnifying Party to indemnify the Indemnified Party shall be reduced to the extent that such Indemnifying Party is prejudiced by such delay or failure. The Indemnifying Party will be entitled to participate in any Third Party Proceeding and to assume the defense thereof with counsel it elects, in its sole discretion, and in the event the Indemnifying Party assumes such defense, the Indemnifying Party will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a Third Party Proceeding shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties with respect to such Third Party Proceeding, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such Third Party Proceeding. No Indemnifying Party shall, without the consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the party of such Indemnified Party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.9
If the indemnification provided under Section 4.6 or Section 4.7 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be subject to the limitations set forth in Section 4.6 and Section 4.7 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.9 from any person who was not guilty of such fraudulent misrepresentation. Each Indemnifying Party’s obligation to make a contribution pursuant to this Section 4.9 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
5.
Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the Parties hereto to terminate this Subscription Agreement, (iii) the Outside Date (as defined in the Business Combination Agreement) if the Closing has not occurred on or prior to such date; (iv) the Issuer’s notification to Subscriber in writing that it has abandoned its plans to move forward with the Transactions and/or terminates Subscriber’s obligations with respect to the Subscription without the delivery of the Shares having occurred or (v) if any of the conditions to Closing set forth in Section 2.2 or Section 2.3 are not satisfied or waived on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon a valid termination of this Subscription Agreement pursuant to this Section 5, after the delivery by Subscriber of the Subscription Price for the Shares, the Issuer shall promptly (but not later than three (3) business days thereafter) cause the escrow agent or its bank (as applicable) to return the Subscription Price (to the extent such Subscription Price was received prior to such termination) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off.

6.
Trust Account Waiver.

Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has had access to and has read and had an adequate opportunity to review the publicly filed prospectus of HPX, available at www.sec.gov (the “Prospectus”) and understands that HPX has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of HPX’s public shareholders (including the public shareholders of the overallotment shares acquired by HPX’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, HPX may disburse monies from the Trust Account only: (i) to the Public Shareholders with respect to redemptions by the Public Shareholders, (ii) to the Public Shareholders if HPX fails to consummate a Business Combination (as defined in the Prospectus) within twenty-four (24) months after the closing of the IPO, subject to extension by an amendment to HPX’s organizational documents, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (iv) to HPX after or concurrently with the consummation of a Business Combination (as defined in the Prospectus). Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to, this Subscription Agreement or any other transaction agreement (as defined in the Business Combination Agreement, the “Transaction Agreement”), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under this Subscription Agreement or any other Transaction Agreement (collectively, the “Released Claims”); provided, however, that Released Claims shall be deemed not to include the right of a Subscriber to make a claim as a Public Shareholder in respect of any HPX shares it may hold pursuant to subclauses (i) or (ii) of the immediately preceding sentence. Subscriber on behalf of itself and its affiliates, hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this Subscription Agreement). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by HPX and its affiliates to induce HPX to enter into this Subscription Agreement and the other Transaction Agreements, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable Law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against HPX or its representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and each of its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding against HPX, any of its affiliates or any of their respective representatives based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, HPX and its representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action, in the event HPX or its representatives, as applicable, prevails in such action or proceeding.
7.
Miscellaneous.

7.1
Further Assurances.   The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement no later than immediately prior to the Transactions Closing.

(a)
Subscriber acknowledges that (i) the Issuer and HPX will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) that the Placement Agents, Ambipar Parent and the Company will rely on, and are third party beneficiaries of, the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in Section 3.3 and Section 7. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and HPX if any of the acknowledgments, understandings, agreements, covenants, representations and warranties made by Subscriber set forth herein are no longer accurate. In addition, the Issuer and HPX each acknowledges and agrees that each of the Placement Agents, Ambipar Parent and the Company is a third-party beneficiary of the acknowledgments, understandings, agreements, covenants, representations and warranties made by the Issuer or HPX (as applicable) contained in this Subscription Agreement.
(b)
Each of HPX and the Issuer acknowledges that Subscriber will rely on the acknowledgements, understandings, agreements, covenants, representations and warranties of HPX and the Issuer, respectively, contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and HPX agrees to promptly notify Subscriber if any of the acknowledgements, understandings, agreements, covenants, representations and warranties made by Issuer or HPX, as applicable, set forth herein are no longer accurate in all material respects.

(c)
Subscriber acknowledges and agrees that no party to the Business Combination Agreement (other than the Issuer and HPX) nor any Non-Party Affiliate (as defined below), shall have any liability to Subscriber or any Other Subscriber pursuant to, arising out of or relating to this Subscription Agreement, or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares, subscription of the Warrants and Additional Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, HPX, or any Non-Party Affiliate concerning the Issuer, the Company, HPX, any of their affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, the Company, HPX, or any of the Issuer’s, the Company’s or HPX’s respective affiliates or any family member of the foregoing.

(d)
Each of the Issuer, HPX, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as requested by law, rule or regulation in any administrative, legal, regulatory or stock exchange proceeding or official inquiry with respect to the matters covered hereby.

(e)
The Issuer and HPX may request from Subscriber such additional information as the Issuer and HPX may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Shares, to register the resale of the Shares or otherwise consummate or evidence the transaction contemplated by this Subscription Agreement, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and consistent with its internal policies; provided that (subject to Section 7.19 below) each of the Issuer and HPX agrees to keep any such information provided by Subscriber confidential other than as necessary to include in any registration statement the Issuer is required to file hereunder or in connection herewith. Subscriber acknowledges and agrees that if it does not provide the Issuer with such requested information, the Issuer may not be able to register the Shares for resale pursuant to Section 4 hereof. Subscriber hereby agrees that the Subscription Agreement, as well as the nature of Subscriber’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the Commission and in any registration statement, proxy statement, consent solicitation statement or any other Commission filing to be filed by the Issuer or HPX in connection with the issuance of the Shares contemplated by this Subscription Agreement and/or the Transactions, in each case without Subscriber’s prior written consent.

(f)
The Issuer shall pay any costs, expenses, obligations, penalties or disbursements in connection with the fillings, authorizations and consents set forth in Section 3.1(k).

(g)
Except as otherwise expressly provided in this Subscription Agreement, each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.2
No Short Sales.   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to the securities of the Issuer, Ambipar Parent or HPX, as applicable, prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in the case of Subscriber is a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers or desks managing other portions of Subscriber’s assets, this Section 7.2 shall apply only with respect to the portion of assets managed by the portfolio manager or desk that made the investment decision to purchase the Shares covered by this Subscription Agreement.

7.3
Additional Information.   HPX and the Issuer may request from Subscriber such additional information as is necessary for HPX or the Issuer, as applicable, to comply with public disclosure requirements of applicable securities laws or any filing requirements pursuant to the rules of any stock exchange or the Financial Industry Regulatory Authority, and Subscriber shall promptly provide such information, provided that subject to Section 7.19 the Issuer and HPX shall keep any such information provided by Subscriber confidential to the extent permitted by applicable law. Subscriber acknowledges that HPX or the Issuer may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report or a registration statement of HPX or the Issuer, as applicable.

7.4
Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):

(a)
if to Subscriber, to such address or addresses set forth on the signature page hereto;

(b)
if to the Issuer, to:

c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:    Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo
Email:         luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a required copy (which copy shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention:    Grenfel S. Calheiros
Email:         gcalheiros@stblaw.com
and
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:    J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email:         mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com
(c)
if to HPX, to:

HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:    Carlos Piani
Email:         cpiani@hpxcorp.com
with a required copy (which copy shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:    J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email:         mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com
7.5
Entire Agreement.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any letter of intent entered into relating to the subject matter hereof, except that, subject to Section 7.19(a), any confidentiality agreement with respect to Subscriber or its affiliates shall remain in full force and effect following any amendment, modification, waiver or termination of this Subscription Agreement.

7.6
Modifications and Amendments.   This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of HPX, the Issuer and Subscriber.

7.7
Assignment.   Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired and Warrants and Additional Shares subscribed hereunder, if any, and then only in accordance with this Subscription Agreement), other than an assignment to any controlled affiliate of Subscriber or any fund or account managed by the same investment manager as Subscriber or a controlled affiliate thereof (as defined in Rule 12b-2 of the Exchange Act), subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Subscription Agreement or any rights, interests or obligations that may accrue to the parties hereunder.
7.8
Benefit.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 4.6, Section 4.7, Section 4.8, Section 4.9, Section 7.1(a), Section 7.1(c) and Section 7.1(d), this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.9
Governing Law.   This Subscription Agreement, and all claims or causes of action based upon, arising out of, or related to this Subscription Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

7.10
Consent to Jurisdiction; Waiver of Jury Trial.   Any proceeding or action based upon, arising out of or related to this Subscription Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Designated Courts”), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such Designated Court in any such proceeding or action, (ii) irrevocably waives any claims of immunity from jurisdiction and any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such Designated Court, and (iv) agrees not to bring any proceeding or action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7.10. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE.

7.11
Severability.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.12
No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this

Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.
7.13
Remedies.

(a)
The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties and third-party beneficiaries hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.10, this being in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Issuer and HPX to cause Subscriber, the right of HPX to cause the Issuer, the right of the Issuer to cause HPX and the right of Subscriber to cause the Issuer and HPX to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(b)
The parties acknowledge and agree that this Section 7.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.14
Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur substantially concurrently with the consummation of the Transactions Closing, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions Closing and remain in full force and effect.

7.15
Headings and Captions.   The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16
Counterparts.   This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.
7.17
Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

7.18
Mutual Drafting.   Each provision of this Subscription Agreement has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.19
Cleansing Statement; Consent to Disclosure.

(a)
HPX shall, by no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer or HPX or their respective representatives has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer’s and HPX’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or HPX or any of their respective officers, directors, employees or agents (including the Placement Agents) relating to the transactions contemplated by this Subscription Agreement, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, HPX or any of their affiliates or agents, relating to the transactions contemplated by this Subscription Agreement.

(b)
Neither HPX nor the Issuer shall issue any press releases or other public communications relating to the transactions contemplated hereby that reference the Subscriber or its affiliates or investment advisers by name without the prior written consent of Subscriber. This restriction shall not apply to the extent public disclosure is required by applicable securities law, any governmental authority or stock exchange rule or as otherwise requested by the staff of the Commission or the request of any other regulatory or governmental agency; provided, that in the event such disclosure is required, HPX or the Issuer, as applicable, shall to the extent practicable and legally permissible, provide Subscriber with prior written notice of such permitted disclosure and consider, in good faith, any comments provided by Subscriber. Subject to the limitations of the following sentence, Subscriber hereby consents to the publication and disclosure in any Form 8-K or Form 6-K filed by the Issuer or HPX with the Commission, in any filing with the Commission made in connection with the Business Combination Agreement and the Transactions, including any proxy statement, prospectus or registration statement related thereto or any other filing with the Commission pursuant to applicable securities laws, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or HPX, a copy of this Subscription Agreement. The Issuer or HPX shall provide a draft of any proposed disclosures under this Section 7.19(b) to Subscriber reasonably in advance of the release of such disclosures, but in no event less than one (1) business day prior to release, and shall consider in good faith any revisions to such disclosure proposed by Subscriber. Notwithstanding the foregoing or anything contained to the contrary in this Section 7.19, the Issuer may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing Subscriber with any notification thereof, unless Subscriber is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).
7.20
Regulatory Compliance.   Subscriber hereby agrees that it shall comply with all applicable requirements in connection with the Subscription and shall coordinate with the Issuer or HPX, as applicable, to upon request provide information regarding the Subscriber as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transactions.

8.
Independent Obligations.   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber (except where such Other Subscriber is managed by or under common management with Subscriber) and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber, on the one hand, and any Other Subscriber, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements; provided that it is acknowledged that certain Subscribers may be managed by, or under common management with, an Other Subscriber. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

9.
Certain Tax Matters.   The parties acknowledge and agree that for U.S. federal income tax purposes, Subscriber shall be deemed to be the owner of any funds transferred by Subscriber to any escrow account (if applicable) unless and until such funds are disbursed to Issuer in accordance with the terms of this Subscription Agreement, which disbursement shall occur, for the avoidance of doubt, following the First Effective Time.

10.
Massachusetts Business Trust.   If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.
[Signature Page Follows]

IN WITNESS WHEREOF, each of HPX, the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
Ambipar Emergency Response
By:

Name:
Title:
HPX Corp.
By:

Name:
Title:

SUBSCRIBER:	Signature of Joint Subscriber, if applicable:
Signature of Subscriber:
By:	By:
Name:	Name:
Title:	Title:
Date:
Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered(if different from the name of Subscriber listed directly above):
Email Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN/Tax ID:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State,	City, State,
Zip:	Zip:
Attn:	Attn:
Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:
Number of Shares purchased and subscribed for:
Number of Additional Shares:
Aggregate Number of Shares subscribed (including Additional Shares) for:
Aggregate Subscription Price: $
Subscriber must pay the Subscription Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Schedule must be completed by the Subscriber and forms a part of this Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.   QUALIFIED INSTITUTIONAL BUYER STATUS
(Please check the applicable subparagraphs):
1.   ☐   Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as a QIB.
2.   ☐   Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.
*** OR ***
B.   INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box if applicable):
☐   Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as an institutional “accredited investor.”
*** OR ***
C.   NON-U.S. PERSON STATUS (Please check the box if applicable):
☐   We are a non-U.S. person located outside of the United States.
*** AND ***
D.   AFFILIATE STATUS (Please check the applicable box)
SUBSCRIBER:
☐   is:
☐   is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.
This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Qualified Institutional Buyers
Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber (Please check the applicable subparagraphs):
☐   Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:
☐   is an insurance company as defined in section 2(a)(13) of the Securities Act;
☐   is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;
☐   is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);
☐   is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;
☐   is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);
☐   is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;
☐   is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);
☐   is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;
☐   is an investment adviser registered under the Investment Advisers Act; or
☐   any accredited investor, as defined in Rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed above;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐   Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;
☐   Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or
☐   Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.
Institutional Accredited Investors
Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;
☐   Any broker or dealer registered pursuant to section 15 of the Exchange Act;
☐   Any insurance company as defined in section 2(a)(13) of the Securities Act;
☐   Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;
☐   Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;
☐   Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐   Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee

1
“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;
☐   Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;
☐   Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering and that has total assets in excess of $5,000,000;
☐   Any rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;
☐   Any investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;
☐   Any investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940; or
☐   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act.

Annex J
SHAREHOLDER NON-REDEMPTION AGREEMENT
THIS SHAREHOLDER NON-REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of July 5, 2022, between (i) HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), (ii) Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), and (iii) the person named on the signature page hereto (the “Existing Shareholder”). Each of HPX, New PubCo and the Existing Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”. For purposes of this agreement, an “HPX Share” means a Class A ordinary share of HPX, par value $0.0001 per share. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, this Agreement is being entered into in connection with the Business Combination Agreement entered into as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among New PubCo, HPX, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and other parties named therein, on the terms and subject to the conditions set forth therein;
WHEREAS, the Existing Shareholder is the record and beneficial owner of the number of HPX Shares set forth on the signature page hereto (together with any other shares, capital stock or any other equity interests, as applicable, of HPX that the Existing Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject HPX Equity Securities”);
WHEREAS, in consideration of the Existing Shareholder’s commitment to, among other things, not redeem the Subject HPX Equity Securities, and subject to the conditions set forth herein, New PubCo agrees to issue to the Existing Shareholder (i) [•] warrants (the “Warrants”) to purchase Class A ordinary shares of New PubCo, par value $0.0001 per share; and (ii) [•] Class A ordinary shares of New PubCo (“New PubCo Class A Ordinary Shares”), in each case, on or promptly after the Closing Date;
WHEREAS, also solely in consideration of the Existing Shareholder’s commitment, among other things, not to redeem the Subject HPX Equity Securities, and subject to the terms and conditions set forth therein, HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor” ), is providing the Existing Shareholder with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of this Agreement; and
WHEREAS, the Existing Shareholder acknowledges and agrees that HPX and the other parties to the Business Combination Agreement would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Existing Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1.   Agreements of Existing Shareholder.
(a)   Agreement to Vote.   The Existing Shareholder hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of HPX, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject HPX Equity Securities (i) in favor of the SPAC Shareholder Matters and any Extension, and (ii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of HPX to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction and the

transactions contemplated thereby, or (B) any other action, proposal, transaction or agreement involving HPX that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of HPX in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to HPX’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
(b)   No Redemption.   The Existing Shareholder hereby agrees that it shall not redeem, tender or submit a request to HPX’s transfer agent or otherwise exercise any right to redeem, any Subject HPX Equity Securities (including in connection with any Extension).
(c)   Transfer of Shares.   The Existing Shareholder hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject HPX Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any of the Subject HPX Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject HPX Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject HPX Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject HPX Equity Securities even if such Subject HPX Equity Securities would be disposed of by a Person other than the Existing Shareholder, or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.
2.   Agreements of New PubCo.
(a)   In consideration of the Existing Shareholder’s performance of its obligations described herein and upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2(b) of this Agreement, effective as of and conditioned on the consummation of the Transactions, New PubCo shall issue the Warrants and the New PubCo Class A Ordinary Shares to the Existing Shareholder, on or promptly following the Closing Date.
(b)   The obligations of New PubCo pursuant to Section 2 of this Agreement shall be subject to the satisfaction, or valid waiver by New PubCo, of the following conditions:
(i)   the Existing Shareholder shall have fully complied with, performed and satisfied its obligations set out in Section 1 hereof, and shall have performed, satisfied and complied in all material respects with all other covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date;
(ii)   the Closing shall have occurred; and
(iii)   all representations and warranties of the Existing Shareholder contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date.
3.   HPX Representations and Warranties.   HPX hereby represents and warrants to the Existing Shareholder and New PubCo as follows:
(a)   HPX is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.

(b)   HPX has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or similar) action on the part of HPX. HPX’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by HPX and constitutes a valid, legal and binding agreement of HPX (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and New PubCo), enforceable against HPX in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by HPX of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which HPX is a party or by which HPX is bound, and will not violate any provisions of HPX’s charter documents, including, without limitation, its incorporation papers.
4.   New PubCo Representations and Warranties.   New PubCo hereby represents and warrants to HPX and the Existing Shareholder as follows:
(a)   New PubCo is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.
(b)   New PubCo has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary company (or similar) action on the part of New PubCo. New PubCo’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by New PubCo and constitutes a valid, legal and binding agreement of New PubCo (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and HPX), enforceable against New PubCo in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Schedule 4.6(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by New PubCo does not, and the performance by New PubCo of its obligations hereunder, including the issuance of the Warrants and the New PubCo Class A Ordinary Shares, will not, (i) conflict with or result in a violation of the organizational documents of New PubCo or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by New PubCo of its obligations under this Agreement.
5.   Existing Shareholder Representations and Warranties.   The Existing Shareholder hereby represents and warrants to HPX and New PubCo as follows:
(a)   If the Existing Shareholder is not an individual, the Existing Shareholder is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Legal Requirements of its jurisdiction of formation or organization (as applicable).

(b)   The Existing Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Existing Shareholder. The Existing Shareholder’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by the Existing Shareholder and constitutes a valid, legal and binding agreement of the Existing Shareholder (assuming that this Agreement is duly authorized, executed and delivered by HPX and New PubCo), enforceable against the Existing Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by the Existing Shareholder of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Existing Shareholder is a party or by which the Existing Shareholder is bound, and, if the Existing Shareholder is a legal entity, will not violate any provisions of the Existing Shareholder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.
(d)   The Existing Shareholder has made its own assessment of the Transactions and the transactions contemplated by this Agreement and is satisfied concerning the relevant tax and other economic considerations relevant to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HPX, New PubCo or any of their respective affiliates or any of their respective control persons, officers, directors and employees), other than the statements of HPX and New PubCo contained in this Agreement, in connection with the Transactions and the transactions contemplated by this Agreement.
(e)   The Existing Shareholder acknowledges that it is aware that there are substantial risks incident to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder has sought such accounting, legal and tax advice as the Existing Shareholder has considered necessary to make an informed decision. The Existing Shareholder (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the transactions contemplated by this Agreement.
(f)   The Existing Shareholder is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. If the Existing Shareholder is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Existing Shareholder maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Existing Shareholder maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List.
6.   Further Assurances.   The Existing Shareholder agrees to execute and deliver such additional documents and take such additional actions as are reasonably practical and necessary in furtherance of the provisions of Section 1 hereof.
7.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; and (b) the termination of the Business

Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 7(b) shall not affect any liability on the part of any Party for an intentional breach of this Agreement or Intentional Fraud.
8.   Trust Account Waiver.   The Existing Shareholder acknowledges that HPX is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of HPX, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving HPX and one or more businesses or assets. The Existing Shareholder further acknowledges that, as described in HPX’s prospectus relating to its initial public offering dated July 15, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of HPX’s assets consist of the cash proceeds of HPX’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of HPX, its public shareholders and the underwriters of HPX’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to HPX to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Existing Shareholder hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided, however, that nothing in this Section 8 shall be deemed to limit the Existing Shareholder’s right, title, interest or claim to the Trust Account by virtue of the Existing Shareholder’s record or beneficial ownership of HPX Shares.
9.   Form W-9 or W-8.   The Existing Shareholder shall, on or prior to the Closing, execute and deliver to New PubCo a completed IRS Form W-9 or Form W-8, as applicable.
10.   Withholding.   Notwithstanding any other provision of this Agreement, New PubCo and HPX and any of their respective agents and representatives, as applicable, shall be entitled to deduct and withhold from the Warrants, the New PubCo Class A Ordinary Shares and any other amount payable pursuant to this Agreement any such taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Internal Revenue Code of 1986, as amended, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
11.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture. Notwithstanding anything to the contrary contained herein, the Company and the Sponsor, are intended third-party beneficiaries of and may enforce this Section 11 and Sections 1 and 12 of the Agreement.
12.   Incorporation by Reference.   Sections 10.1 (No Survival), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment), 11.13 (Extension; Waiver) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
13.   Public Disclosure.   Notwithstanding anything in this Agreement to the contrary, Existing Shareholder agrees that HPX shall have the right to publicly disclose the name of Existing Shareholder, its investment adviser or any of their respective affiliates, Existing Shareholder’s beneficial ownership of the Subject HPX Equity Securities, or the nature of Existing Shareholder’s commitments, arrangements and understandings under and relating to this Agreement in any press release issued by HPX, any Form 8-K filed by HPX with the SEC in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Existing Shareholder shall promptly provide any information reasonably requested by HPX for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Prior to making any such public disclosure, HPX shall use commercially reasonable efforts to (a) provide Existing Shareholder with three (3) Business Days to review the portion of any public filing, press release or other public disclosure that refers directly to Existing Shareholder’s commitment pursuant to this Agreement and (b) incorporate any reasonable comments received from Existing Shareholder or its representatives within such three (3) Business Day period as to such public disclosures referring directly to Existing Shareholder’s commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three (3) Business Day period may be reduced by HPX to a one (1) Business Day period).
[signature page follows]

IN WITNESS WHEREOF, the Existing Shareholder has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the Existing Shareholder:
By:
Name:
Title:
Number of HPX Shares held by the Existing Shareholder:
[Signature Page to Shareholder Non-Redemption Agreement]

IN WITNESS WHEREOF, HPX and New PubCo have caused this Agreement to be duly executed as of the day and year first above written.
HPX CORP.
By:

Name:
Title:
AMBIPAR EMERGENCY RESPONSE
By:

Name:
Title:
[Signature Page to Shareholder Non-Redemption Agreement]

Annex K
SHAREHOLDER NON-REDEMPTION AGREEMENT
THIS SHAREHOLDER NON-REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of July 5, 2022, between (i) HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), (ii) Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), and (iii) Trend HPX SPAC FIA IE (the “Existing Shareholder”), represented by its investment manager XP Allocation Asset Management Ltda. Each of HPX, New PubCo and the Existing Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”. For purposes of this agreement, an “HPX Share” means a Class A ordinary share of HPX, par value $0.0001 per share. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
WHEREAS, this Agreement is being entered into in connection with the Business Combination Agreement entered into as of the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among New PubCo, HPX, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and other parties named therein, on the terms and subject to the conditions set forth therein;
WHEREAS, the Existing Shareholder is the record and beneficial owner of the number of HPX Shares set forth on the signature page hereto (together with any other shares, capital stock or any other equity interests, as applicable, of HPX that the Existing Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject HPX Equity Securities”);
WHEREAS, in consideration of the Existing Shareholder’s commitment to, among other things, not redeem the Subject HPX Equity Securities in connection with any Extension to occur on or prior to July 15, 2022, and subject to the conditions set forth herein, New PubCo agrees to issue to the Existing Shareholder, on or promptly after the Closing Date, (i) up to three hundred twenty five thousand (325,000) warrants (the “Warrants”) to purchase Class A ordinary shares of New PubCo, par value $0.0001 per share, and (ii) up to fifty seven thousand two hundred (57,200) Class A ordinary shares of New PubCo (“New PubCo Class A Ordinary Shares”), in each case subject to the terms and conditions set forth herein;
WHEREAS, also solely in consideration of the Existing Shareholder’s commitment, among other things, not to redeem the Subject HPX Equity Securities in connection with any Extension to occur on or prior to July 15, 2022, and subject to the terms and conditions set forth therein, HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor”), is providing the Existing Shareholder with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of this Agreement; and
WHEREAS, the Existing Shareholder acknowledges and agrees that HPX and the other parties to the Business Combination Agreement would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Existing Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1.   Agreements of Existing Shareholder.
(a)   Agreement to Vote.   The Existing Shareholder hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of HPX relating to any Extension to occur on or prior to July 15, 2022, and to vote all of the Subject Equity Securities (in person or by proxy), or consent to any action by written consent or resolution with respect to and in favor of any Extension to occur on or prior to July 15, 2022, or any Additional Extension.
(b)   No Redemption.   The Existing Shareholder hereby agrees that it shall not redeem, tender or submit a request to HPX’s transfer agent or otherwise exercise any right to redeem, any Subject HPX Equity Securities in connection with any Extension to occur on or prior to July 15, 2022. For the avoidance of doubt, the Existing Shareholder shall continue to have the right to redeem, tender or submit a request to HPX’s transfer agent or otherwise exercise any right to redeem, any HPX Shares after July 15, 2022, including at any meeting of the shareholders of HPX with respect to the transactions contemplated by the Business Combination Agreement or upon reaching the deadline by which HPX must complete its SPAC Business Combination.
(c)   Transfer of Shares.   Commencing on the date hereof and until a meeting of the SPAC Shareholders (whether annual or special and whether or not an adjourned or postponed meeting, however called) to approve any Extension to occur on or prior to July 15, 2022, the Existing Shareholder hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject HPX Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any of the Subject HPX Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject HPX Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject HPX Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject HPX Equity Securities even if such Subject HPX Equity Securities would be disposed of by a Person other than the Existing Shareholder, or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.
2.   Agreements of New PubCo.
(a)   The obligations of New PubCo pursuant to Section 2 of this Agreement shall be subject to the satisfaction, or valid waiver by New PubCo, of the following conditions:
(i)   the Existing Shareholder shall have fully complied with, performed and satisfied its obligations set out in Section 1 hereof, and shall have performed, satisfied and complied in all material respects with all other covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date;
(ii)   the Existing Shareholder shall have been present at any meeting of the shareholders of HPX, and shall have voted some or all HPX Shares (such HPX Shares, the “Consenting Shares”) then held by the Existing Shareholder (in person or by proxy), or shall have consented with respect to the Consenting Shares to any action by written consent or resolution with respect to the transactions contemplated by the Business Combination Agreement (i) in favor of the SPAC Shareholder Matters, and (ii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of HPX to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction and the transactions contemplated thereby, or (B) any other action, proposal, transaction or agreement involving HPX that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of HPX in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to HPX’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled;

(iii)   the Existing Shareholder shall not have redeemed, tendered or submitted a request to HPX’s transfer agent or otherwise exercised any right to redeem, any Consenting Shares at such meeting in connection with the transactions contemplated by the Business Combination Agreement or any Transaction Document;
(iv)   the Closing shall have occurred; and
(v)   all representations and warranties of the Existing Shareholder contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date.
(b)   In consideration of the Existing Shareholder’s performance of its obligations described herein and upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2(a) of this Agreement, effective as of and conditioned on the consummation of the Transactions, New PubCo shall issue, on or promptly following the Closing Date, (i) one fourth (1/4) of a Warrant (such aggregate number of Warrants, if any, the “XP Additional Warrants”) and (ii) 0.044 New PubCo Class A Ordinary Shares (such aggregate number of New PubCo Class A Ordinary Shares, if any, the “XP Additional Shares”) to the Existing Shareholder, in each case per Consenting Share (x) held by the Existing Shareholder at the Special Meeting, (y) voted by the Existing Shareholder in accordance with Section 2(a)(ii) and (z) not redeemed by the Existing Shareholder in accordance with Section 2(a)(iii); provided that the number of XP Additional Warrants, if any, and XP Additional Shares, if any, issuable to the Existing Shareholder on or promptly following the Closing Date pursuant to this Section 2(b) shall, under no circumstances, exceed an aggregate amount of three hundred twenty five thousand (325,000) Warrants and fifty seven thousand two hundred (57,200) New PubCo Class A Ordinary Shares.
3.   HPX Representations and Warranties.   HPX hereby represents and warrants to the Existing Shareholder and New PubCo as follows:
(a)   HPX is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.
(b)   HPX has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or similar) action on the part of HPX. HPX’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by HPX and constitutes a valid, legal and binding agreement of HPX (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and New PubCo), enforceable against HPX in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by HPX of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which HPX is a party or by which HPX is bound, and will not violate any provisions of HPX’s charter documents, including, without limitation, its incorporation papers.
4.   New PubCo Representations and Warranties.   New PubCo hereby represents and warrants to HPX and the Existing Shareholder as follows:

(a)   New PubCo is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.
(b)   New PubCo has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary company (or similar) action on the part of New PubCo. New PubCo’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by New PubCo and constitutes a valid, legal and binding agreement of New PubCo (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and HPX), enforceable against New PubCo in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Schedule 4.6(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by New PubCo does not, and the performance by New PubCo of its obligations hereunder, including the issuance of the XP Additional Warrants, if any, and the XP Additional Shares, if any, will not, (i) conflict with or result in a violation of the organizational documents of New PubCo or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by New PubCo of its obligations under this Agreement.
5.   Existing Shareholder Representations and Warranties.   The Existing Shareholder hereby represents and warrants to HPX and New PubCo as follows:
(a)   If the Existing Shareholder is not an individual, the Existing Shareholder is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Legal Requirements of its jurisdiction of formation or organization (as applicable).
(b)   The Existing Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Existing Shareholder. The Existing Shareholder’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by the Existing Shareholder and constitutes a valid, legal and binding agreement of the Existing Shareholder (assuming that this Agreement is duly authorized, executed and delivered by HPX and New PubCo), enforceable against the Existing Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by the Existing Shareholder of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Existing Shareholder is a party or by which the Existing Shareholder is bound, and, if the Existing Shareholder is a legal entity, will not violate any provisions of the Existing Shareholder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.

(d)   The Existing Shareholder has made its own assessment of the Transactions and the transactions contemplated by this Agreement and is satisfied concerning the relevant tax and other economic considerations relevant to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, HPX, New PubCo or any of their respective affiliates or any of their respective control persons, officers, directors and employees), other than the statements of HPX and New PubCo contained in this Agreement, in connection with the Transactions and the transactions contemplated by this Agreement.
(e)   The Existing Shareholder acknowledges that it is aware that there are substantial risks incident to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder has sought such accounting, legal and tax advice as the Existing Shareholder has considered necessary to make an informed decision. The Existing Shareholder (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the transactions contemplated by this Agreement.
(f)   The Existing Shareholder is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. If the Existing Shareholder is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Existing Shareholder maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Existing Shareholder maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List.
6.   Further Assurances.   The Existing Shareholder agrees to execute and deliver such additional documents and take such additional actions as are reasonably practical and necessary in furtherance of the provisions of Section 1 hereof.
7.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing and the delivery of the XP Additional Warrants, if any, and the XP Additional Shares, if any, to the Existing Shareholder, if any; and (b) the termination of the Business Combination Agreement in accordance with its terms and (c) upon the mutual written agreement of each of the parties hereto to terminate this Agreement. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 7(b) shall not affect any liability on the part of any Party for an intentional breach of this Agreement or Intentional Fraud. If the Transaction is not consummated, HPX shall notify the Existing Shareholder of the termination of the Business Combination Agreement promptly after the termination of such agreement.
8.   Trust Account Waiver.   The Existing Shareholder acknowledges that HPX is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of HPX, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving HPX and one or more businesses or assets. The Existing Shareholder further acknowledges that, as described in HPX’s prospectus relating to its initial public offering dated July 15, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of HPX’s assets consist of the cash proceeds of HPX’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of HPX, its public shareholders and the underwriters of HPX’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to HPX to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Existing Shareholder hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided, however, that nothing in this Section 8 shall be deemed to limit the Existing Shareholder’s right, title, interest or claim to the Trust Account by virtue of the Existing Shareholder’s record or beneficial ownership of HPX Shares.
9.   Form W-9 or W-8.   The Existing Shareholder shall, on or prior to the Closing, execute and deliver to New PubCo a completed IRS Form W-9 or Form W-8, as applicable.
10.   Withholding.   Notwithstanding any other provision of this Agreement, New PubCo and HPX and any of their respective agents and representatives, as applicable, shall be entitled to deduct and withhold from the XP Additional Warrants, if any, the XP Additional Shares, if any, and any other amount payable pursuant to this Agreement any such taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Internal Revenue Code of 1986, as amended, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
11.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture. Notwithstanding anything to the contrary contained herein, the Company and the Sponsor, are intended third-party beneficiaries of and may enforce this Section 11 and Sections 1 and 12 of the Agreement.
12.   Incorporation by Reference.   Sections 10.1 (No Survival), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment), 11.13 (Extension; Waiver) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
13.   Public Disclosure.   Notwithstanding anything in this Agreement to the contrary, Existing Shareholder agrees that HPX shall have the right to publicly disclose the name of Existing Shareholder, its investment adviser or any of their respective affiliates, Existing Shareholder’s beneficial ownership of the Subject HPX Equity Securities, or the nature of Existing Shareholder’s commitments, arrangements and understandings exclusively under and relating to this Agreement, any Form 8-K filed by HPX with the SEC in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Existing Shareholder shall promptly provide any information reasonably requested by HPX for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Prior to making any such public disclosure, HPX shall use commercially reasonable efforts to (a) provide Existing Shareholder with three (3) Business Days to review the portion of any public filing that refers directly to Existing Shareholder’s commitment pursuant to this Agreement and (b) incorporate any reasonable comments received from Existing Shareholder or its representatives within such three (3) Business Day period as to such public disclosures referring directly to Existing Shareholder’s commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three (3) Business Day period may be reduced by HPX to a one (1) Business Day period).
[signature page follows]

IN WITNESS WHEREOF, the Existing Shareholder has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the Existing Shareholder: Trend HPX SPAC FIA IE

By:
/s/ Danilo Gabriel
/s/ Gabriel Xavier Drummond

Name: Danilo Gabriel / Gabriel Xavier Drummond
Title: Director of XP Allocation Asset Management Ltda. / Attorney-in-fact of
XP Allocation Asset Management Ltda.
Number of HPX Shares held by the Existing Shareholder: 1,297,400
[Signature Page to Shareholder Non-Redemption Agreement]

IN WITNESS WHEREOF, HPX and New PubCo have caused this Agreement to be duly executed as of the day and year first above written.
HPX CORP.

By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Director

AMBIPAR EMERGENCY RESPONSE

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

[Signature Page to Shareholder Non-Redemption Agreement]

Annex L
EXECUTION VERSION
CONTRIBUTION AGREEMENT
THIS CONTRIBUTION AGREEMENT (this “Agreement”) is made and entered into as of July 5, 2022 by and among (i) Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, with its headquarters in the city of São Paulo, State of São Paulo, at Avenida Pacaembu, No. 1,088, room 9, Pacaembu, CEP 01234-000, and enrolled with CNPJ under No. 12.648.266/0001-24 (“Company Shareholder”), and (ii) Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands, with its registered office at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands (“Merger Sub”). Company Shareholder and Merger Sub are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.
WHEREAS, Company Shareholder is the sole legal and beneficial owner of (i) all of the outstanding shares of common stock (the “Company Shares”) of Emergência Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (the “Company”), representing all of the Company’s outstanding capital stock as of the date hereof, and (ii) all of the outstanding ordinary shares of Merger Sub (the “Existing Merger Sub Shares”), representing all of Merger Sub’s outstanding share capital as of the date hereof;
WHEREAS, on the date hereof, Company Shareholder, Merger Sub, Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands, the Company and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement);
WHEREAS, the execution and delivery of this Agreement by the Parties is a condition to the obligations of SPAC to consummate the transactions contemplated by the Business Combination Agreement pursuant to the terms thereof;
WHEREAS, in consideration for the benefits to be received directly or indirectly by the Parties in connection with the transactions contemplated by the Business Combination Agreement and as a material inducement to SPAC agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Parties agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
OBLIGATIONS
Section 1.1   Contribution and Issuance.
(a)   Company Shareholder shall, prior to the First Effective Time (and in any event at or prior to the times required under the Business Combination Agreement), contribute, assign, transfer, convey and deliver to Merger Sub all of Company Shareholder’s right, title and interest in and to the Company Shares, free and clear of any Liens, and in exchange therefor, Merger Sub shall issue to Company Shareholder a number of new ordinary shares of Merger Sub (“New Merger Sub Shares”) determined based on an exchange ratio of 1:1 (i.e. one New Merger Sub Share for each Company Share) (the “Contribution and Issuance”). At completion of the Contribution and Issuance in accordance with the terms hereof, Merger Sub shall deliver to Company Shareholder a copy of the register of members of Merger Sub showing Company Shareholder as the registered holder of such New Merger Sub Shares.
(b)   Company Shareholder and Merger Sub hereby agree to execute and deliver, or cause to be executed and delivered, all agreements, documents or instruments, take, or cause to be taken, all actions and provide, or cause to be provided, all additional information or other materials as may be required by applicable Legal Requirements in connection with, or otherwise in furtherance of, the Contribution and Issuance, including (i) the execution of the instrument of transfer of Company Shareholder’s right, title and interest to Merger Sub at the Company’s Share Transfer Book (Livro de Transferência de Ações); and (ii) the performance of the applicable foreign exchange transactions required for the Contribution and Issuance and payment of the IOF/FX tax due. Without limiting the foregoing, at completion of the Contribution and Issuance in accordance with the terms hereof, Company Shareholder shall deliver, or cause the Company to deliver, to Merger Sub, with a copy to SPAC, a copy of the local corporate documents of the Company showing Merger Sub as the sole registered holder of the Company Shares, including (i) the annotation of the transfer of Company Shareholder’s right, title and interest in and to the Company Shares in the Company’s Share Registry Book (Livro de Registro de Ações Nominativas), and the Company’s Share Transfer Books (Livro de Transferência de Ações); and (ii) the report of the Company’s registries at the RDE-IED (Brazilian Central Bank registration for foreign investments), updated upon the consummation of the Contribution and Issuance to reflect Merger Sub as the new sole registered holder of the Company Shares.
(c)   Upon the Contribution and Issuance, Company Shareholder shall cease to have any rights with respect to the Company Shares, except the right to receive, hold and have title to the New Merger Sub Shares as provided herein. All New Merger Sub Shares to be issued by Merger Sub in exchange for the Company Shares pursuant to this Agreement shall be free and clear of any Liens and shall be deemed to have been issued fully paid-up and in full satisfaction of all rights pertaining to the Company Shares.
(d)   For the avoidance of doubt, in the event of any equity dividend or distribution in respect of, or any share split, reverse share split, share consolidation, recapitalization, combination, conversion, exchange or the like transaction or event, affecting the Company Shares (excluding, however, the Contribution and Issuance), the term “Company Shares” shall be deemed to refer to and include the Company Shares as well as all such equity dividends and distributions and any securities into which or for which any or all of the Company Shares may be changed, converted or exchanged or which are otherwise received pursuant to such transaction or event.
Section 1.2   Further Assurances.   During the term of this Agreement, each of Company Shareholder and Merger Sub agrees that it shall not take any action that would reasonably be expected to prevent, impede, interfere with or adversely affect any of Company Shareholder’s and Merger Sub’s ability to perform its obligations under this Agreement, except as expressly contemplated by this Agreement.
ARTICLE II
REPRESENTATIONS AND WARRANTIES OF COMPANY SHAREHOLDER
Section 2.1   Company Shareholder hereby represents and warrants to Merger Sub and SPAC that:
(a)   Authorization.   Company Shareholder has full power and authority to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Merger Sub, constitutes its valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   No Conflict.   Neither the execution and delivery of this Agreement by Company Shareholder nor the performance of Company Shareholder’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Company Shareholder, (ii) results in any breach of any provision of Company Shareholder’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Company Shareholder is a party or by which any of its assets are bound (in each case, with or without notice, lapse of time or both), or (iv) results in the creation or imposition of any Lien on or affecting the Company Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement.

(c)   No Consents.   No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by Company Shareholder or the consummation by Company Shareholder of the Contribution and Issuance pursuant to this Agreement.
(d)   Litigation; Orders.   There is no Legal Proceeding pending or, to Company Shareholder’s actual knowledge, following reasonable inquiry, threatened against or involving Company Shareholder or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement. There is no Order or, to Company Shareholder’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Company Shareholder or any of its Affiliates, that would reasonably be expected to materially adversely affect the ability of Company Shareholder to consummate the Contribution and Issuance pursuant to this Agreement.
(e)   Ownership and Voting.   Company Shareholder is the sole beneficial and record owner of, and holds good, valid and marketable title to, the Company Shares, free and clear of any Liens, other than as created by this Agreement or the Business Combination Agreement or arising under the Governing Documents of the Company. The Company Shares constitute all of the outstanding capital stock of the Company and all of Company Shareholder’s equity interests in the Company. Company Shareholder does not own, beneficially or of record, or have any right to acquire any other equity, equity-linked or similar securities of the Company or any of its Subsidiaries. Company Shareholder acknowledges that its agreement to contribute all of the equity securities of the Company held by it is a material inducement to Merger Sub’s willingness to issue to Company Shareholder the New Merger Sub Shares. As such, if after the execution of this Agreement it is discovered that Company Shareholder is directly or indirectly the owner of any additional membership, equity or ownership interests not reflected herein (an “Undisclosed Interest”), Company Shareholder hereby agrees to contribute, assign, transfer, convey and deliver to Merger Sub all of Company Shareholder’s right, title and interest in and to such Undisclosed Interest. Company Shareholder does not have any Contract to sell, transfer, grant participations in or otherwise dispose any of the Company Shares to any Person, other than this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party. Company Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Company Shares and, except for this Agreement, the Business Combination Agreement and the other Transaction Agreements to which Company Shareholder is a party, Company Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that could (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require Company Shareholder to Transfer any of the Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or delivery of consents in respect of any of the Company Shares.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF MERGER SUB
Section 3.1   Merger Sub hereby represents and warrants to Company Shareholder:
(a)   Authorization.   Merger Sub has full power and authority to execute and deliver and perform its obligations under this Agreement, and this Agreement, assuming the due authorization, execution and delivery of this Agreement by Company Shareholder, constitutes a valid and legally binding obligation, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements affecting creditors’ rights generally or by principles governing the availability of equitable remedies.
(b)   No Conflict.   Neither the execution and delivery of this Agreement by Merger Sub nor the performance of Merger Sub’s obligations hereunder (i) violates any provision of any Legal Requirements applicable to Merger Sub, (ii) results in any breach of any provision of Merger Sub’s Governing Documents, (iii) conflicts with, results in a breach under, or gives rise to any right of termination of any Contract to which Merger Sub is a party or by which any of its assets are bound, or (iv) results in the creation or imposition of any Lien on or affecting any Existing Merger Sub Shares or New Merger Sub Shares, except, with respect to clauses (i), (iii) and (iv), as would not reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement.
(c)   No Consents.   No consent, waiver, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to the execution and delivery of this Agreement by Merger Sub or the consummation by Merger Sub of the Contribution and Issuance pursuant to this Agreement.
(d)   Litigation; Orders.   There is no Legal Proceeding pending or, to Merger Sub’s actual knowledge, following reasonable inquiry, threatened against or involving Merger Sub or any of its Affiliates that, if adversely decided or resolved, would reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement. There is no Order or to Merger Sub’s actual knowledge, following reasonable inquiry, Legal Requirement issued by any court of competent jurisdiction or other Governmental Entity effective and binding on Merger Sub or any of its Affiliates that would reasonably be expected to materially adversely affect the ability of Merger Sub to consummate the Contribution and Issuance pursuant to this Agreement.
ARTICLE IV
MISCELLANEOUS
Section 4.1   Notices.   All notifications, consents, requests and/or other notices set out in this Agreement shall only be deemed valid and effective when made in writing and sent by letter with delivery receipt requested or by e-mail with return receipt requested. The notifications, consents, requests and/or other notices shall be sent to the numbers, e-mails and addresses of the Parties indicated in Section 11.1 of the Business Combination Agreement, which may be amended at any time by each Party upon written notice to the other Party.
Section 4.2   Interpretation.   The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit or Schedule, if any, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The word “or” shall be disjunctive but not exclusive. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. The Parties intend that each representation, warranty and covenant contained herein will have independent significance. If any Party has breached or violated, or if there is an inaccuracy in, any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant related to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached or violated, or in respect of which there is not an inaccuracy, will not detract from or mitigate the fact that the Party has breached or violated, or there is an inaccuracy in, the first representation, warranty or covenant.
Section 4.3   Assignment.   No Party shall assign or delegate (in whole or in part) its rights or obligations under this Agreement without the prior written consent of the other Party.
Section 4.4   Binding Nature.   This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns.

Section 4.5   Enforcement Instrument and Specific Performance.   All obligations assumed herein are irrevocable and irreversible and subject to specific performance. The aggrieved Party is entitled to resort to any action or judicial or extrajudicial proceeding to have this Agreement observed and all obligations assumed herein fulfilled, and such Party may file suit against the defaulting Party, seeking specific performance of obligations and/or indemnification for losses. This Agreement constitutes an extrajudicial enforcement instrument, pursuant to article 784, III, of the Brazilian Code of Civil Procedure.
Section 4.6   Digital Signatures.   The Parties represent and agree that this Agreement may be signed using DocuSign® provided by DocuSign, Inc. (“Digital Signature System”). The Parties acknowledge the truthfulness, authenticity, integrity, effectiveness and efficacy of this Agreement and its terms, including its exhibits, and of the Digital Signature System, even if without the digital certificate issued by the Brazilian Public Keys Infrastructure (Infraestrutura de Chaves Públicas Brasileira — ICP-Brazil). Regardless of any delay by any of the Parties to provide its digital signatures in this Agreement, the Parties represent and acknowledge that the rights and obligations provided herein shall be deemed valid, effective and enforceable as of the date of signature indicated in the body of this Agreement.
Section 4.7   Termination.   This Agreement shall automatically terminate upon the earliest to occur of (a) the Closing and (b) the date on which the Business Combination Agreement is terminated for any reason in accordance with its terms. In the event of a valid termination of the Business Combination Agreement, this Agreement shall be of no force and effect. No such termination or reversion shall relieve Company Shareholder or Merger Sub from any obligation accruing, or liability resulting, from its own Willful Breach of this Agreement occurring prior to such termination or reversion.
Section 4.8   Amendment.   This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
ARTICLE V
GOVERNING LAW AND JURISDICTION
Section 5.1   Governing Law.   This Agreement, the rights and obligations of the Parties hereunder shall be governed by, enforced and interpreted, in accordance with the laws of the Federative Republic of Brazil.
Section 5.2   Disputes.   The Parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement.
Section 5.3   Jurisdiction.   Without prejudice to Section 11.8 of the Business Combination Agreement, which remains valid and in force, any and all dispute arising out of or in connection with this Agreement, including, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the Parties shall be finally settled in the courts of the city of São Paulo, State of São Paulo, Brazil.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first above written.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:
/s/ Luciana Freire Barca Nascimento

Name: Luciana Freire Barca Nascimento
Title:   Officer

By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Officer
AMBIPAR MERGER SUB

By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Director
Witnesses
/s/ Ana Paula Gomes

Name: Ana Paula Gomes
ID:
/s/ Ana Carolina Britte Bruno

Name: Ana Carolina Britte Bruno
ID:
[Signature Page to Contribution Agreement]

Annex M
INVESTOR RIGHTS AGREEMENT
THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) dated as of July 5, 2022, is made and entered into by and among Ambipar Emergency Response, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), HPX Capital Partners LLC, a limited liability company organized under the laws of the State of Delaware (the “Sponsor”), Ambipar Participações e Empreendimentos S.A., a corporation (sociedade anônima) organized under the laws of Brazil (“Ambipar Parent”) and the other parties set forth in Schedule 1 hereto (each, a “Director Holder”) and, solely with respect to Sections 5 and 6 hereof, Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior, an investment fund organized under the laws of Brazil (“Opportunity”).
RECITALS
WHEREAS, the Company, Ambipar Parent, Ambipar Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Merger Sub”) and HPX Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”) have entered into that certain Business Combination Agreement, dated as of July 5, 2022 (as amended or supplemented from time to time, the “Business Combination Agreement”);
WHEREAS, (i) pursuant to the Contribution Agreement (as defined in the Business Combination Agreement) and the Business Combination Agreement, Ambipar Parent will contribute the shares of Emergência Participações S.A. to Merger Sub prior to the Mergers (as defined below) as a result of which Emergência Participações S.A. shall become a wholly-owned subsidiary of Merger Sub, (ii) pursuant to the Business Combination Agreement, (x) SPAC will merge with and into the Company, with the Company surviving such merger, and (y) Merger Sub will merge with and into the Company, with the Company surviving such merger (the mergers in (x) and (y), collectively, the “Mergers”);
WHEREAS, SPAC, Sponsor and certain of the Persons listed as “Holders” on the signature page thereto (collectively, the “SPAC Holders”) are parties to that certain Registration and Stockholder Rights Agreement, dated July 15, 2020 (the “SPAC RRA”);
WHEREAS, effective as of the Closing (as defined below), the SPAC and the SPAC Holders desire to terminate the SPAC RRA in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the SPAC RRA;
WHEREAS, certain investors (such investors, collectively, the “PIPE Investors”) have agreed to purchase Class A Ordinary Shares (as defined below) (the “PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) and have certain registration rights pursuant to the respective subscription agreements, each dated as of July 5, 2022, entered into by and between the Company and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”);
WHEREAS, Ambipar Parent has agreed to purchase Class B Ordinary Shares (as defined below) (the “Ambipar Parent PIPE Shares”) in a transaction exempt from registration under the Securities Act (as defined below) and has certain registration rights pursuant to the subscription agreement, dated as of July 5, 2022, entered into by and between the Company and Ampibar Parent ( the “Ambipar Parent Subscription Agreement”);
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
1.
Definitions.   As used herein, the following terms have the following meanings:

1.1   “Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or the Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.
1.2   “affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise; provided, that no Holder shall be deemed an affiliate of the Company or any of its subsidiaries for purposes of this Agreement and neither the Company nor any of its subsidiaries shall be deemed an affiliate of any Holder for purposes of this Agreement.
1.3   “Agreement” shall have the meaning given in the preamble.
1.4   “Ambipar Parent” has the meaning set forth in the preamble.
1.5   “Ambipar Parent PIPE Shares” has the meaning set forth in the preamble.
1.6   “Ambipar Parent Subscription Agreement” has the meaning set forth in the preamble.
1.7   “Articles” means the amended and restated memorandum and articles of association of the Company, as in effect at the First Effective Time, as the same may be amended from time to time.
1.8   “Available Cash” has the meaning given in the Business Combination Agreement.
1.9   “Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act. The term “Beneficial Ownership” shall have the correlative meaning.
1.10   “Block Trade” shall have the meaning given in Section 2.4.1.
1.11   “Board” shall mean the Board of Directors of the Company.
1.12   “Business Combination Agreement” shall have the meaning given in the recitals.
1.13   “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, and the city of São Paulo, state of São Paulo, Brazil, are authorized or required by applicable law to close.
1.14   “Class A Ordinary Shares” means, following the First Effective Time, the Class A Ordinary Shares, par value $0.0001 per share, of the Company.
1.15   “Class B Ordinary Shares” means, following the First Effective Time, the Class B Ordinary Shares, par value $0.0001 per share, of the Company.
1.16   “Closing” shall have the meaning given in the Business Combination Agreement.
1.17   “Closing Date” shall have the meaning given in the Business Combination Agreement.
1.18   “Company” shall have the meaning given in the preamble.
1.19   “Demanding Holder” means any of Ambipar Parent or the Sponsor.
1.20   “Director Holder” shall have the meaning given in the preamble.
1.21   “Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.
1.22   “Family Member” means with respect to any individual, a spouse, lineal descendant (whether natural or adopted) or spouse of a lineal descendant of such individual or any trust or other estate-planning vehicle that is created for the benefit of any one or more of such individuals or of which any one or more of the foregoing is a beneficiary.
1.23   “First Effective Time” has the meaning given in the Business Combination Agreement.
1.24   “Form F-1 Shelf” shall have the meaning given in Section 2.1.
1.25   “Form F-3 Shelf” shall have the meaning given in Section 2.1.
1.26   “Governmental Entity” means, with respect to the United States, Brazil, Cayman Islands or any other foreign or supranational entity: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality or tribunal, or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
1.27   “Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.
1.28   “Holder” means the Sponsor and Ambipar Parent and any Transferee of any of the foregoing Persons’ Registrable Securities who or that becomes a party to this Agreement in accordance with the terms hereof, in each case, for so long as such Person Beneficially Owns or otherwise holds any Registrable Securities; for avoidance of doubt, none of the Director Holders is a “Holder” for purposes hereof.
1.29   “Holder Information” shall have the meaning given in Section 4.2.
1.30   “Joinder Agreement” means a joinder agreement, in substantially the form attached hereto as Exhibit A.
1.31   “Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Entity.
1.32   “Legal Proceeding” means any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry or proceeding (in each case, whether civil, criminal or administrative or at law or in equity) by or before a Governmental Entity.
1.33   “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
1.34   “Lock-Up Holder” shall have the meaning given in Section 5.1.1.
1.35   “Lock-Up Period” shall have the meaning given in Section 5.1.1.
1.36   “Lock-Up Securities” shall have the meaning given in Section 5.1.1.
1.37   “Maximum Number of Securities” shall have the meaning given in Section 2.3.2.
1.38   “Mergers” shall have the meaning given in the recitals.
1.39   “Merger Sub” shall have the meaning given in the recitals.
1.40   “Minimum Takedown Threshold” shall have the meaning given in Section 2.3.1.
1.41   “Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

1.42   “Ordinary Shares” shall mean the Class A Ordinary Shares and the Class B Ordinary Shares.
1.43   “Other Coordinated Offering” shall have the meaning given in Section 2.4.1.
1.44   “Permitted Transferees” means with respect to any Person, (a) any Family Member of such Person, (b) any affiliate of such Person, and (c) any affiliate of any Family Member of such Person; provided, however, that Permitted Transferees shall not include (x) any affiliate under clause (b) or (c) who operates or engages in a business which competes with the business of the Company or Ambipar Parent or (y) any portfolio company (as such term is commonly understood in the private equity industry) of a private equity or other financial sponsor.
1.45   “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
1.46   “Piggyback Registration” shall have the meaning given in Section 2.3.4.
1.47   “PIPE Investors” shall have the meaning given in the recitals.
1.48   “PIPE Shares” shall have the meaning given in the recitals.
1.49   “Private Placement Warrants” shall mean warrants to acquire Class A Ordinary Shares, each warrant entitling the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share.
1.50   “Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
1.51   “Registrable Securities” means (a) the Class A Ordinary Shares owned by any Holder immediately following the Closing, (b) any Class A Ordinary Shares issued or issuable upon the conversion from time to time of the Class B Ordinary Shares owned by any Holder immediately following the Closing, (c) any Private Placement Warrants owned by any Holder immediately following the Closing and any Class A Ordinary Shares issued or issuable upon the exercise thereof from time to time, (d) any Class A Ordinary Shares or options or warrants to purchase, or other equity securities of the Company exercisable or exchangeable for, or convertible into, Class A Ordinary Shares (including any Class A Ordinary Shares issued or issuable upon the exercise of any such option, warrant or other equity security) of the Company otherwise acquired or owned by a Holder following the Closing (including any warrants that may be acquired by the Sponsor upon conversion of loans to the Company for expenses at or prior to the Closing), and (e) any other equity security of the Company issued or issuable with respect to any Securities referenced in clause (a), (b), (c), or (d) above by way of a share dividend or share split or in connection with a combination of share, acquisition, recapitalization, consolidation, reorganization, share exchange, share reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided that as to any particular Registrable Security, such securities shall cease to be Registrable Securities on the earlier to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been Transferred in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise Transferred, (ii) new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further Transfer shall have been delivered by the Company and (iii) subsequent public distribution of such securities shall not require Registration; (C) such securities shall have ceased to be outstanding; (D) such securities are freely saleable without Registration by the Holder thereof pursuant to Rule 144, as promulgated under the Securities Act (without the need for any manner of sale requirement or volume limitation and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1) (or Rule 144(i)(2), if applicable)); or (E) such securities are sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
1.52   “Registration” shall mean a registration, including any related Underwritten Offering, effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.
1.53   “Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including the following:
1.53.1   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Class A Ordinary Shares are then listed;
1.53.2   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters, if any, in connection with blue sky qualifications of Registrable Securities);
1.53.3   printing, messenger, telephone and delivery expenses;
1.53.4   reasonable fees and disbursements of counsel for the Company;
1.53.5   reasonable fees and disbursements of one (1) counsel for the Demanding Holders, not to exceed $100,000; and
1.53.6   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.
1.54   “Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
1.55   “Requesting Holders” shall have the meaning given in Section 2.3.2.
1.56   “Restricted Stock Units” means the 20,000 restricted stock units of the Company held by Rafael Salvador Grisolia (“Grisolia”) pursuant to the Amended and Restated Director Restricted Stock Unit Award Agreement entered into dated July 5, 2022 in connection with the consummation of the transactions contemplated by the Business Combination Agreement.
1.57   “SEC” means the U.S. Securities and Exchange Commission.
1.58   “Securities Act” means the Securities Act of 1933, as amended.
1.59   “Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.
1.60   “Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).
1.61   “Shelf Underwriting” shall have the meaning given in Section 2.3.
1.62   “SPAC” shall have the meaning given in the recitals.
1.63   “SPAC Holders” shall have the meaning given in the recitals.
1.64   “SPAC RRA” shall have the meaning given in the recitals.
1.65   “Sponsor” shall have the meaning given in the recitals.

1.66   “Subscription Agreement” shall have the meaning given in the recitals.
1.67   “Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.2.
1.68   “Transfer” shall mean the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clause (x) or (y). The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.
1.69   “Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
1.70   “Underwriting Request” shall have the meaning given in Section 2.3.
1.71   “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
1.72   “Withdrawal Notice” shall have the meaning given in Section 2.3.3.
2.   Registration.   The following provisions govern the Registration of the Company’s securities:
2.1   Filing.   Within thirty (30) calendar days following the Closing Date, the Company shall submit to or file with the SEC a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) or a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”), if the Company is then eligible to use a Form F-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (a) the sixtieth (60th) calendar day (or the ninetieth (90th) calendar day if the SEC notifies the Company that it will “review” the Registration Statement) following the filing date thereof and (b) the tenth (10th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the majority-in-interest of the Holders named therein. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. In the event the Company files a Form F-1 Shelf, the Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form F-3 Shelf as soon as reasonably practicable after the Company is eligible to use Form F-3. The Company’s obligation under this Section 2.1, shall be subject to Section 3.5. References to Form F-1 and F-3 herein (or any successors thereto) shall include references to Form S-1 and S-3 (or any successors thereto) if the Company ceases to be eligible to use Form F-1 or Form F-3.
2.2   Subsequent Shelf Registration.   If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such

Shelf or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, a majority-in-interest of the Holders named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration Statement shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this Section 2.2, shall be subject to Section 3.5.
2.3   Request for Underwritten Offering.
2.3.1   Shelf Underwriting.   Subject to Section 3.5.1, when an effective Shelf is on file with the SEC, any Demanding Holder may from time to time, following the expiration of any applicable Lock-Up Period, request in writing to sell all or any part of its Registrable Securities pursuant to an Underwritten Offering pursuant to the Registration Statement, which written request shall describe the number and type of securities to be included in such Registration and the intended method(s) of distribution thereof; provided that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $75 million (the “Minimum Takedown Threshold”), net of all underwriting discounts and commissions. The Demanding Holder shall make such election by delivering to the Company a written request (an “Underwriting Request”) for such Underwritten Offering specifying the number of its Registrable Securities that the Demanding Holder desires to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). The Demanding Holder, after consultation with the Company, shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable internationally recognized investment banks). The Demanding Holders may demand an aggregate of not more than eight (8) Shelf Underwritings pursuant to this Agreement (of which the Sponsor may demand not more than four (4)), and the Company is not obligated to effect (x) more than four (4) Shelf Underwritings in any twelve (12) month period (provided, that, the Sponsor may demand not more than two (2) Shelf Underwritings per year) or (y) a Shelf Underwriting within sixty (60) days after the closing of a prior Shelf Underwriting. The Company shall use its reasonable best efforts to effect such Shelf Underwriting, including the filing of any Prospectus supplement or any post-effective amendments and otherwise taking any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder to effect such Shelf Underwriting.
2.3.2   Reduction of Shelf Underwriting.   If the managing Underwriter or Underwriters in a Shelf Underwriting, in good faith, advises the Company, the Demanding Holders and, if any, the Holders requesting piggyback rights pursuant to this Agreement with respect to such Shelf Underwriting (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Class A Ordinary Shares or other equity securities that the Company desires to sell and all other Class A Ordinary Shares or other equity securities, if any, that have been requested to be sold in the Shelf Underwriting pursuant to separate written contractual piggy-back registration rights held by any other Holder, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Shelf Underwriting without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in the Shelf Underwriting, before including any Class A Ordinary Shares or other equity securities proposed to be sold by the Company or by other holders of Class A Ordinary Shares or other equity securities, the Registrable Securities of (i) first, the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Shelf Underwriting), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Shelf Underwriting and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Shelf Underwriting) that can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), any other equity securities requested to be sold in the Shelf Underwriting (pro rata based on the respective number of equity securities requested to be included in such Shelf Underwriting).
2.3.3   Withdrawal.   Prior to the filing of the applicable “red herring” Prospectus or Prospectus supplement used for marketing the Shelf Underwriting, the majority-in-interest of the Demanding Holders shall have the right to withdraw from the Shelf Underwriting for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from the Shelf Underwriting; provided that the Sponsor or Ambipar Parent may elect to have the Company continue a Shelf Underwriting if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Shelf Underwriting by such Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, the demand for the Shelf Underwriting shall constitute a demand for the Shelf Underwriting by the Demanding Holder for purposes of Section 2.3.1, unless the Demanding Holder reimburses the Company for all Registration Expenses with respect to the Shelf Underwriting (or, if there are any other Holders participating in the Shelf Underwriting, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that the Demanding Holder has requested be included in the Shelf Underwriting); provided that, if the Sponsor or Ambipar Parent elects to continue a Shelf Underwriting pursuant to the proviso in the immediately preceding sentence, such Shelf Underwriting shall instead count as a Shelf Underwriting demanded by the Sponsor or Ambipar Parent, as applicable, for purposes of Section 2.3.1. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Underwriting. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Shelf Underwriting prior to its withdrawal under this Section 2.3.3.
2.3.4   Piggyback Rights.   If any Demanding Holder proposes to conduct a Shelf Underwriting pursuant to Section 2.3.1 then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, which notice shall (a) describe the number and type of securities to be included in such Underwritten Offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters in such offering, and (b) offer to all of the Holders of Registrable Securities the opportunity to include in such offering such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). Subject to Section 2.3.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.3.4 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such

Shelf Underwriting. For avoidance of doubt, this Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering.
2.3.5   Market Stand-off.   In connection with any Underwritten Offering of equity securities of the Company, if requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) a Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any Class A Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Underwriters, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).
2.4   Block Trades; Other Coordinated Offerings.
2.4.1   Notwithstanding any other provision of this Section 2, but subject to Section 3.4, at any time and from time to time when an applicable Lock-Up Period is not in effect and when an effective Shelf is on file with the SEC, if any Demanding Holder wishes to engage in (i) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), or (ii) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price, either individually or together with other Demanding Holders, reasonably expected to exceed $50 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder only needs to notify the Company of the Block Trade or Other Coordinated Offering at least ten (10) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.
2.4.2   Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.
2.4.3   Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.
2.4.4   The Demanding Holder in a Block Trade, or Other Coordinated Offering or Demanding Holders representing a majority-in-interest of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering, shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).
2.4.5   A Demanding Holder in the aggregate may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for a Shelf Underwriting pursuant to Section 2.3.1 hereof.
3.   Company Procedures
3.1   General Procedures.   In connection with any Shelf and/or Underwritten Offering, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:
3.1.1   prepare and file with the SEC as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;
3.1.2   prepare and file with the SEC such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3   at least two (2) Business Days prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, if any, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that in no event shall the Company be required to delay or postpone the filing of such Registration Statement or Prospectus as a result of or in connection with such Holders’ review;
3.1.4   prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5   cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, registrar and a CUSIP number for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7   advise each seller of such Registrable Securities, within five (5) Business Days after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any Legal Proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   notify the Holders, within five (5) Business Days, at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5;
3.1.9   in the event of an Underwritten Offering, in each of the following cases to the extent customary for a transaction of its type, permit the Sponsor, Ambipar Parent, the Underwriters or other financial institutions facilitating such Underwritten Offering, if any, and any attorney, consultant or accountant retained by the Sponsor, Ambipar Parent or Underwriters to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Underwritten Offering; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.10   in the event of an Underwritten Offering, permit the Sponsor and Ambipar Parent, as applicable, to rely on any comfort letter from the Company’s independent registered public accounting firms provided to the managing Underwriter of such offering;
3.1.11   in the event of an Underwritten Offering, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of the Underwritten Offering, addressed to the Underwriters, if any, covering such legal matters with respect to the Underwritten Offering in respect of which such opinion is being given as the Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;
3.1.12   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.13   in the event of any Underwritten Offering, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and
3.1.14   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable and documented fees and expenses of any legal counsel representing the Holders (as well as of any attorney, consultants or consultant retained by the Holders under Section 3.1.9 or otherwise).
3.3   Share Distributions.   In connection with any Shelf, if the Company shall receive a request from a Holder included therein to effectuate a pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities pursuant to such Registration to its members, partners or shareholders, as the case may be, then the Company shall deliver or cause to be delivered to the transfer agent and registrar for the Registrable Securities an opinion of counsel to the Company reasonably acceptable to such transfer agent and registrar that any legend referring to the Securities Act may be removed upon such distribution or other Transfer of such Registrable Securities pursuant to such Registration; provided that the distributee or transferee of such Registrable Securities is not and has not been for the preceding ninety (90) calendar days an affiliate of the Company (as defined in Rule 405 promulgated under the Securities Act). The Company’s obligations hereunder are conditioned upon the receipt of a representation letter reasonably acceptable to the Company from such Holder regarding such proposed pro rata in-kind distribution or other similar Transfer for no consideration of such Registrable Securities.
3.4   Requirements for Participation in Registration Statement in Offerings.   Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. Notwithstanding anything in this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.4 shall not affect the Registration of the other Registrable Securities to be included in such Registration.
3.5   Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.
3.5.1   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.
3.5.2   Subject to Section 3.5.3, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, upon the advice of external legal counsel, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.
3.5.3   The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.5.2 shall be exercised by the Company, in the aggregate, for not more than three (3) occasions, for not more than ninety (90) consecutive calendar days or for not more than one hundred and fifty (150) total calendar days, in each case, during any twelve (12)-month period.
3.6   Reporting Obligations.   As long as any Registrable Securities remain outstanding, the Company, at all times while it shall be a reporting company under the Exchange Act, shall use reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the SEC pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall use reasonable efforts to take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Class A Ordinary Shares held by such Holder without Registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect).
4.   Indemnification and Contribution
4.1   The Company agrees to indemnify, to the extent permitted by law, each participating Holder, its directors, officers, partners, managers, members, investment advisors, employees, shareholders and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information so furnished in writing to the Company or on behalf of such Holder expressly for use therein or such Holder has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any other law, rule or regulation thereunder; provided, however, that the indemnification contained in this Section 4.1 shall not apply to amounts paid in settlement of any losses, claims, damages, liabilities and out of pocket expenses if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Company be liable for any losses, claims, damages, liabilities and out of pocket expenses to the extent they arise out of or are based upon a violation which occurs (A) in connection with any failure of such Holder to deliver or cause to be delivered a Prospectus made available by the Company in a timely manner, (B) as a result of offers or sales effected by or on behalf of any Person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Company, or (C) in connection with any offers or sales effected by or on behalf of a Holder in violation of Section 3.5.1 hereof.
4.2   In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including, without limitation, reasonable outside attorneys’ fees of one (1) law firm) arising from, in connection with, or relating to any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation.
4.3   Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) outside counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such Legal Proceeding.
4.4   The indemnification provided for under this Section 4 shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the Transfer of Registrable Securities.
4.5   If the indemnification provided under this Section 4 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, that the liability of the Holder shall be limited to the net proceeds received by such Holder from the sale of Registrable Securities giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Section 4.1, Section 4.2 and Section 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any Legal Proceeding. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any Person who was not guilty of such fraudulent misrepresentation.
5.   Transfer Restrictions.
5.1   Lock-Up.
5.1.1   Except as otherwise approved in writing by the Company and Opportunity in their sole discretion, each Holder and each Director Holder (each a “Lock-up Holder”) severally, and not jointly, agrees with the Company not to effect any Transfer, or make a public announcement of any intention to effect such Transfer, of any Lock-Up Securities (as defined below) Beneficially Owned or otherwise held by such Person during the Lock-Up Period (as defined below); provided, that such prohibition shall not apply to Transfers permitted pursuant to Section 5.2. The “Lock-Up Period” means, (i) in the case of each Holder and its Permitted Transferees, the period commencing on the Closing Date and ending on the third anniversary of the Closing Date, and (ii) in the case of each Director Holder and its Permitted Transferees, the period commencing on the Closing Date and ending on the first anniversary of the Closing Date. The “Lock-Up Securities” means, for any Lock-Up Holder, as the case may be, the Ordinary Shares and Private Placement Warrants Beneficially Owned or otherwise held by such Lock-Up Holder immediately following the Closing, including any Class A Ordinary Shares acquired as the result of the vesting of the Restricted Stock Units and, in the case of Grisolia, the Restricted Stock Units.
5.1.2    During the Lock-Up Period, any purported Transfer of Lock-Up Securities not in accordance with this Agreement shall be null and void, and the Company shall refuse to recognize any such Transfer for any purpose.
5.1.3    Each Lock-up Holder acknowledges and agrees that, notwithstanding anything to the contrary contained in this Agreement, the Lock-Up Securities Beneficially Owned or otherwise held by such Lock-up Holder shall remain subject to any restrictions on Transfer under applicable securities Laws of any Governmental Entity, including all applicable holding periods under the Securities Act and other rules of the SEC.
5.2   Permitted Transfers.   Notwithstanding anything to the contrary contained in this Agreement, during the Lock-Up Period, a Lock-up Holder may Transfer, without the consent of the Company and Opportunity, any of such Lock-up Holder’s Lock-Up Securities to (i) any of such Lock-up Holder’s Permitted Transferees, upon written notice to the Company, or (ii) (a) in the case of an individual, by virtue of Laws of descent and distribution upon death of the individual; (b) in the case of an individual, pursuant to a qualified domestic relations order; or (c) pursuant to any liquidation, merger, share exchange or other similar transaction (other than the Mergers) which results in all of the Company’s shareholders having the right to exchange their Ordinary Shares or other equity securities of the Company for cash, securities or other property; provided, that in connection with any Transfer of such Lock-Up Securities pursuant to clause (ii) above, (x) the restrictions and obligations contained in Section 5.1 and this Section 5.2 will continue to apply to such Lock-Up Securities (including any other securities acquired in exchange therefor) after any Transfer of such Lock-Up Securities and such Transferee shall agree to be bound by such restrictions and obligations by executing and delivering a joinder agreement substantially in the form attached as Exhibit A or such other form as is reasonably acceptable to the Company, and (y) the Transferee of such Lock-Up Securities shall have no rights under this Agreement, unless, for the avoidance of doubt, such Transferee is a Permitted Transferee in accordance with this Agreement. Any Transferee of Lock-Up Securities who is a Permitted Transferee of the Transferor pursuant to this Section 5.2 shall be required, at the time of and as a condition to such Transfer, to become a party to this Agreement by executing and delivering a joinder agreement substantially in the form attached as Exhibit A or such other form as is reasonably acceptable to the Company, whereupon such Transferee will be treated as a party (with the same rights and obligations as the Transferor) for all purposes of this Agreement. Notwithstanding the foregoing provisions of this Section 5.2, a Lock-up Holder may not make a Transfer to a Permitted Transferee if such Transfer has as a purpose the avoidance of or is otherwise undertaken in contemplation of avoiding the restrictions on Transfers in this Agreement (it being understood that the purpose of this provision includes prohibiting the Transfer to a Permitted Transferee (A) that has been formed to facilitate a material change with respect to who or which entities Beneficially Own the underlying Lock-Up Securities, or (B) followed by a change in the relationship between such Lock-up Holder and such Permitted Transferee (or a change of control of such Lock-up Holder or Permitted Transferee) after the Transfer with a result and effect that such Lock-up Holder has indirectly made a Transfer of Lock-Up Securities by using a Permitted Transferee, which Transfer would not have been directly permitted under this Section 5 had such change in such relationship occurred prior to such Transfer).
5.3   Legends.   Each Lock-up Holder agrees that its Lock-up Securities shall include customary transfer legends on any certificates reflecting the restrictions on Transfer set forth in this Section 5; provided, that at the time that any time such restrictions on Transfer lapse pursuant to this Section 5, the Company shall remove any such legends, share transfer restrictions, stop transfer orders or similar restrictions with respect to the applicable Lock-up Securities held by such Lock-up Holder, as the case may be.
5.4   Compliance with Laws.   Notwithstanding any other provision of this Agreement, each Lock-up Holder agrees that it will comply with the Securities Act and other applicable Laws in connection with any Transfer by such Lock-up Holder of any equity securities of the Company Beneficially Owned or otherwise held by such Lock-up Holder.

6.   Executive Committee.
6.1   The parties hereto agree to cause the Board to establish an advisory executive committee which shall be available to advise the Board on Company matters related to strategy, capital allocation, operations, mergers and acquisitions and subsequent integrations (the “Executive Committee”). The Executive Committee shall be comprised of up to four (4) members. For as long as Opportunity is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, Opportunity shall be entitled to designate one (1) member of the Executive Committee. For so long as the Sponsor is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, the Sponsor shall be entitled to designate one (1) member of the Executive Committee. For so long as Ambipar Parent is entitled under the terms of the Articles to appoint a member of the Board and effectively appoints such member of the Board, Ambipar Parent shall be entitled to designate two (2) members of the Executive Committee. In the event that any of Opportunity, Sponsor or Ambipar Parent ceases to be entitled to designate a member to the Executive Committee pursuant to the terms hereof, the Board shall be entitled to designate such member at its discretion.
6.2   The Executive Committee shall meet, preferably, once every month. The Executive Committee shall adopt decisions and recommendations by majority vote of its members; provided that the decisions and recommendations of the Executive Committee shall, under no circumstances, have any binding effect on the Board or the Company, and shall serve an advisory purpose only.
7.   Miscellaneous.
7.1   Confidentiality.   Each Holder, Director Holder and the Company agree that any information obtained pursuant to this Agreement (including any information about any proposed Registration or offering pursuant to Section 2) will not be disclosed or used for any purpose other than the exercise of rights under this Agreement provided that any such information may be disclosed on a confidential basis to its directors, officers, employees, representatives and legal counsel or as required by Law.
7.2   Further Assurances.   Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.
7.3   Governing Law.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (1) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AND (2) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY NEW YORK STATE COURT SITTING IN THE CITY OF NEW YORK, BOROUGH OF MANHATTAN, OR, IF, UNDER APPLICABLE LAW, EXCLUSIVE JURISDICTION IS VESTED IN THE FEDERAL COURTS, THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK (AND APPELLATE COURTS THEREOF).
7.4   Waiver of Jury Trial.   EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
7.5   Successors and Assigns; Assignment.
7.5.1    Except as otherwise expressly set forth in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

7.5.2   None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or Transferred without the prior consent in writing of each party to this Agreement, with the exception of assignments and transfers from a Lock-up Holder to any of its Permitted Transferees.
7.5.3   Notwithstanding anything in this Section 7.5, (a) any Permitted Transferee shall, in connection with their assignment or transfer of Ordinary Shares, execute a Joinder Agreement to be entered into between the Company and such Permitted Transferee at the time of the applicable Transfer, pursuant to which such Permitted Transferee shall be deemed to be a party to this Agreement, and (b) any other Person Beneficially Owning or otherwise holding any Registrable Securities may, at the Company’s request, execute a Joinder Agreement with the Company, pursuant to which such Person shall be deemed to be a party to this Agreement. Failure to comply with this Section 7.5.3 shall relieve the Company of its obligations under this Agreement with respect to such Permitted Transferee. Unless otherwise noted in the applicable Joinder Agreement, each Permitted Transferee of a Holder shall be deemed a Holder.
7.6   Amendment and Waiver.   Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Holders holding a majority-in-interest of the Registrable Securities; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or a group of Holders, or one Lock-up Holder or group of Lock-up Holders, solely in its or their capacity as a Beneficial Owner or holder equity securities of the Company, in a manner that is materially different from the other Holders or Lock-up Holders (in such capacity) shall require the consent of each Holder or Lock-up Holders so affected.
7.7   Other Registration Rights.   Other than the PIPE Investors who have registration rights with respect to their PIPE Shares and the Ambipar Parent PIPE Shares pursuant to their respective Subscription Agreements, the Company represents and warrants that no Person, other than a Holder, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person following the Closing Date. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
7.8   Termination.   This Agreement will automatically terminate upon the earlier to occur of (i) the tenth (10th) anniversary of the date of this Agreement, (ii) any acquisition of the Company, including by way of merger or consolidation, after the Closing, as a result of which the Registrable Securities, are converted into the right to receive consideration consisting solely of cash or other property other than securities listed on a national securities exchange registered under Section 6 of the Exchange Act, (iii) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities or (iv) with respect to any Lock-up Holder (in such capacity and in respect of the transfer restrictions pursuant to Section 5 hereof) on the expiration of the Lock-up Period.
7.9   Holder Information.   Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities, held by such Holder in order for the Company to make determinations hereunder.
7.10   Notices.   All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 7.10 shall be effective (a) on the date of delivery if delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated); or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Any notice or communication under this Agreement must be addressed, if to the Company, to: the Company, Emergência Participações S.A., Avenida Angélica, nº 2346, 5th floor, room 4, Consolação, 01228-200, São Paulo — SP Brazil. Attention: Luciana Freire Barca Nascimento (luciana.barca@tbj.com.br), Thiago da Costa Silva (thiago.silva@ambipar.com) and Alessandra Bessa Alves de Melo (alessandra.bessa@ambipar.com), copy to Simpson Thacher & Bartlett LLP, 425 Lexington Avenue New York, NY 10017, Attention: Mark Pflug (mpflug@stblaw.com) and Grenfel Calheiros (gcalheiros@stblaw.com), and, if to any Holder or Lock-up Holder, at such Holder’s Lock-up Holder’s address, email address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) calendar days after delivery of such notice as provided in this Section 7.10.
7.11   Delays or Omissions.   No failure or delay of a party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.
7.12   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (i) such provision will be fully severable; (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
7.13   Counterparts; Electronic Execution.   This Agreement may be executed in multiple counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign)), all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.
7.14   Aggregation of Shares.   All Ordinary Shares held by affiliated Persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.
7.15   No Third-Party Beneficiaries.   Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any Persons other than the parties hereto any rights, remedies, obligations or liabilities hereunder.
7.16   Mutual Drafting.   This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.
7.17   Effectiveness; Entire Agreement; Restatement.   This Agreement shall become effective as of the Closing and prior thereto shall be of no force or effect. If the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall automatically terminate and be of no force or effect. Upon Closing (i) this Agreement shall constitute the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all and any prior agreements and understandings relating to such subject matter, (ii) each of the SPAC and the SPAC Holders agrees that this Agreement shall supersede and replace in its entirety the terms and conditions of the SPAC RRA and (iii) the SPAC RRA shall no longer be of any force or effect.
7.18   Adjustments.   If, and as often as, there are any changes in the Registrable Securities by way of share split, share dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Agreement as the date first set forth above.
AMBIPAR EMERGENCY RESPONSE

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.

By:
/s/ Luciana Freire Barca Nascimento

Name:
Luciana Freire Barca Nascimento

Title:
Officer

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Officer

OPPORTUNITY AGRO FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR, solely with respect to Sections 5 and 6 hereof

By:
/s/ Eduardo de Britto Pereira Azevedo

Name:
Eduardo de Britto Pereira Azevedo

Title:
Director

By:
/s/ Leonardo Guimarães Pinto

Name:
Leonardo Guimarães Pinto

Title:
Director

For and on behalf of Opportunity Private Equity Gestora de Recursos Ltda
[Signature Page to Investor Rights Agreement]

HPX CAPITAL PARTNERS LLC

By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Chief Executive Officer

MARCOS PEIGO
/s/ Marcos Peigo

RAFAEL SALVADOR GRISOLIA
/s/ Rafael Salvador Grisolia

SALETE PINHEIRO
/s/ Salete Pinheiro

WOLNEY EDIRLEY GONÇALVES BETIOL
/s/ Wolney Edirley Gonçalves Betiol

[Signature Page to Investor Rights Agreement]

Schedule 1
Marcos Peigo
Rafael Salvador Grisolia
Salete Pinheiro
Wolney Edirley Gonçalves Betiol

Exhibit A
Form of Joinder Agreement
[Date]
Reference is hereby made to the Investor Rights Agreement, dated [•], 2022 (the “IRA”), by and among Ambipar Emergency Response, a Cayman Islands exempted company (the “Company”), and the Holders named therein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the IRA.
Pursuant to Section 7.5 of the IRA, each of the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, it shall be deemed to be a party to the IRA as if it were an original signatory thereto and hereby expressly assumes, and agrees to perform and discharge, all of the obligations and liabilities of a party thereto as the case may be, under the IRA. All references in the IRA to “Holders”, as the case may be, shall hereafter include each of the undersigned and their respective successors, as applicable.
Each of the undersigned hereby agrees to promptly execute and deliver any and all further documents and take such further action as the Company, the Holders or any undersigned party may reasonably require to effect the purpose of this Joinder Agreement.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date herein above set forth.
[      ]
By:

Name:
Title:
Address:

AMBIPAR EMERGENCY RESPONSE
By:

Name:
Title:
[Signature Page to Joinder Agreement]

Annex N
Cost Sharing Agreement
This Cost Sharing Agreement (this “Agreement”), dated as of [•] (the “Effective Date”), is by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A hereto (each a “Subsidiary” and jointly with Emergência, the “Recipients”. Ambipar and the Recipients are hereinafter referred to individually as a “Party” and, collectively, as the “Parties”, and, as intervening consenting party, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands, with registered offices at CO Services Cayman Limited, P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001 (“New PubCo”).
WHEREAS, Ambipar is a holding company with investments in entities that perform activities related to the collection, transport, management and recovery of waste, reverse manufacturing, prevention, training, and emergency assistance;
WHEREAS, the Recipients are Controlled by Ambipar;
WHEREAS, pursuant to the terms and subject to the conditions of that certain Business Combination Agreement dated July 5, 2022 by and among New PubCo, Ambipar, Emergência, Ambipar Merger Sub and HPX Corp. by which the parties thereto have agreed on the terms of a joint investment in Emergência (“Business Combination Agreement”);
WHEREAS, the Recipients wish that Ambipar provides certain shared administrative activities to the Recipients under and pursuant to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DEFINED TERMS
Section 1.1   Defined Terms.   Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the following meanings:
(a)   “Activities” means organization and corporate support activities, marketing, compliance, legal, IT, treasury, controllership, human resources, invoicing, debt collection, project assessment, accounting documentation, fleet management, quality function, labor safety, investor relations and sustainability advisory services.
(b)   “Actual Monthly Ambipar Response Expenses” means the Monthly Ambipar Response Expenses actually incurred by the Recipients in a calendar month.
(c)   “Actual Ambipar Response Expenses” means with respect to any given calendar year, the sum of all the Actual Monthly Ambipar Response Expenses incurred in each month of such calendar year.
(d)   “Additional Activities” means any additional activities not covered by the terms of this Agreement that the Parties may mutually agree in writing (by means of the execution of an amendment to this Agreement) that will be performed, managed or executed by Ambipar to support the growth and development of the Recipients.
(e)   “Affiliate” means, as applied to any Person, any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with, such Person.

(f)   “Ambipar Environmental Business” means the activities carried out by Environmental ESG Participações S.A and its subsidiaries.
(g)   “Ambipar Response Business” means the activities carried out by New Pubco and its subsidiaries.
(h)   “Ambipar Response Expenses” means the Expenses multiplied by the Expenses Participation. For the calendar year 2022, the Ambipar Response Expenses is equal to twelve million nine-hundred thousand Brazilian Reais (R$12,900,000.00).
(i)   “Ambipar Response Expenses Adjustment Amount” means the Ambipar Response Expenses minus the Actual Ambipar Response Expenses.
(j)   “Brazilian Civil Code” means Law 10,406, of January 10, 2002.
(k)   “Business Day” means any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in the City of São Paulo, Brazil are closed for business.
(l)   “Control” means (including with correlative meanings, the terms “Controlling,” “Controlled by” and “under common Control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, according to the Brazilian Corporate Law No . 6,404/76.
(m)   “Expenses” means the aggregate amount of estimated expenses to be incurred by Ambipar for the Shared Activities in any given calendar year to be provided to the Ambipar Response Business and the Ambipar Environmental Business, as of the date hereof and updated at the end of each financial year of Ambipar thereafter.
(n)   “Expenses Participation” means either the Revenue Participation or such other method to determine the allocation of Expenses between the Ambipar Environmental Business and the Ambipar Response Business as may be jointly determined by Ambipar and the Recipients in writing by its legal representatives, annually at the latest 60 (sixty) days before the end of the fiscal year, subject to the prior approval of New PubCo’s audit committee.
(o)   “Data Protection Laws” mean any data protection or privacy Legal Requirements, whether currently in force or enacted during the Term, including from the Brazilian Federal Law No. 13,709/ 2018 (General Data Protection Law — LGPD), as amended, and its regulations.
(p)   “Governmental Entity” means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.
(q)   “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance, collective bargaining agreement or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
(r)   “Monthly Ambipar Response Expenses” means the Ambipar Response Expenses divided by twelve (12).
(s)   “Order” mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.
(t)   “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company

(including any limited liability company or joint-stock company), firm or another enterprise, association, organization, entity or Governmental Entity.
(u)   “Personnel” of a Person means any agents, employees, contractors or subcontractors engaged or appointed by such Person.
(v)   “Representatives” means with respect to any Person, such Person’s directors, officers, managers, employees, agents, advisors and other representatives.
(w)   “Revenue Participation” means the percentage of the net revenues of Ambipar generated by Ambipar Response Business as of the date hereof and updated at the end of each financial quarter of Ambipar thereafter.
(x)   “Shared Activities” means the activities set forth in Exhibit B hereof and any Additional Activities that may be mutually agreed upon from time to time.
(y)   “Tax” or “Taxes” means, without duplication, (a) any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, services use, estimated, occupation, value added, ad valorem, garancias ocasionales, transfer, franchise, withholding, payroll, social security, para-fiscal contributions, recapture, net worth, employment, escheat and unclaimed property obligations, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts; and (b) any liability for the payment of any amounts of the type described in (a) as a result of contract, transferee liability or of being a member of an affiliated, consolidated, combined, unitary or aggregate group or of any other relationship giving rise to statutory subsidiary liability (“responsabilidade tributária”), being the party legally responsible for withholding and/or collection (“responsável tributário”) and/or as tax successor (“sucessor tributário”).
(z)   “Tax Authority” means any national, federal, state, local, or municipal Governmental Entity exercising authority to charge, audit, regulate or administer the imposition of Taxes (including the Brazilian Federal Revenue Service (Secretaria da Receita Federal do Brasil) and the U.S. Internal Revenue Service).
(aa)   “Third Party” means any Person, other than Ambipar and the Recipients.
Section 1.2   Construction.
(a)   As used in this Agreement, (i) each of the words “include,” “includes” or “including” shall be deemed to be followed by the phrase “without limitation,” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (ii) references to any specific Legal Requirement in this Agreement shall be deemed to refer to such as amended from time to time and to any rules or regulations and interpretations promulgated thereunder; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) references to “written” or “in writing” include in electronic form; (v) the terms “hereof,” “herein,” “hereby,” “hereto,” “hereinafter,” “hereunder” and derivative or similar words shall, unless otherwise stated, be construed to refer to this entire Agreement as a whole, including the Exhibits and Schedules hereto, and not merely to any particular provision of this Agreement; (vi) references to articles, sections, clauses, exhibits and schedules are to the articles, sections and clauses of, and exhibits and schedules to, this Agreement, unless otherwise specified; (vii) terms defined in the text of this Agreement as having a particular meaning have such meaning throughout this Agreement and when used in any certificate or other document made or delivered pursuant hereto, except as otherwise indicated in this Agreement or unless otherwise defined therein; (viii) all references to “days” in this Agreement shall mean calendar days unless otherwise specified; (ix) words of any gender include each other gender; (x) the word “or” shall be disjunctive but not exclusive; (xi) reference to any Person includes such Person’s successors and permitted assigns; (xii) references to amounts of currency are references to Brazilian Reais unless otherwise indicated; and (xiii) all the agreements (including this Agreement), documents or instruments herein defined mean such agreements, documents or instruments as the same may from time to time be supplemented or amended or the terms thereof waived or modified to the extent permitted by, and in accordance with, the terms thereof.
(b)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day, as calculated pursuant to Section 132 of Brazilian Civil Code.
(c)   The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
NATURE AND SCOPE OF THE SHARED ACTIVITIES
Section 2.1   Shared Activities.   Subject and pursuant to this Agreement, Ambipar will provide, or cause to be provided, to the Recipients the Shared Activities, and Ambipar will perform and provide such Shared Activities in a reasonable time, efficient and professional manner, at a level of skill and care as such as the Shared Activities were being performed, executed or managed prior to the date hereof. Additional Subsidiaries of Emergência may make use of the Shared Activities by adhering to the terms of this Agreement in writing.
Section 2.2   Review.   Without prejudice to the above, but subject to the Business Combination Agreement, the Parties may, at any time during the term of this Agreement, review the Shared Activities, and any changes to the Shared Activities may be mutually agreed in writing by means of the execution of an amendment to this Agreement.
Section 2.3   Additional Recipients.   At any time after the date hereof, any Subsidiary of Emergência may become a Recipient by executing a joinder to this Agreement in the form attached hereto as Exhibit C.
Section 2.4   Facilitation of Shared Activities.
(a)   Obligations of the Recipients.   The Recipients shall (i) subject to the terms and conditions of ARTICLE V (Confidentiality), provide any information and documentation to Ambipar that is necessary for Ambipar to perform, execute or manage the Shared Activities (which shall include, but not be limited to, information related to budgeting, workforce planning (including information with respect to employee recruitment), human resources data-management systems and meal reimbursements); (ii) make available, as reasonably requested by Ambipar, sufficient resources, timely decisions, approvals and acceptances that are required by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, and (iii) provide reasonable access to Ambipar (or the Personnel who need to have such access) to premises, employees, contractors, systems and equipment of the Recipients to the extent required to enable Ambipar to provide and perform the Shared Activities.
(b)   Additional Obligations of the Recipients.   If the use of a software/system is required by the Recipients or by Ambipar so that Ambipar can accomplish its obligations hereunder in a timely manner, (i) the Recipients shall directly negotiate the purchase of new software/systems licenses with vendors from time to time, provided that such vendors and licenses meet Ambipar`s criteria for its own vendors and licenses, or (ii) if Ambipar purchases such licenses directly after obtaining prior written consent of the Recipients, Ambipar shall be reimbursed by the Recipients for the purchase price for such licenses on a pro rata basis considering the portion actually used in order to accomplish obligations hereunder.
ARTICLE III
REIMBURSEMENT AND PAYMENT
Section 3.1   Payment of Monthly Ambipar Response Expenses.   Within two (2) Business Days of each calendar month, Emergência shall pay in advance, or cause each of the Recipients to pay in advance,

to Ambipar, the Monthly Ambipar Response Expenses for such month in accordance with the pro-rata participation of each of the Recipients in the net revenue generated by Emergência.
Section 3.2   Report.
(a)   Within fifteen (15) days from the first day of a subsequent month, Ambipar shall send a report to the Recipients describing the Actual Monthly Ambipar Response Expenses (the “Report”).
(b)   The Recipients shall have the right to dispute any Report sent by Ambipar. Such dispute shall be made during the course of the subsequent quarter following receipt of such Report. Upon the completion of the dispute, Ambipar shall, if necessary, reissue the Report, correcting such month’s Actual Monthly Ambipar Response Expenses.
Section 3.3   Annual Expenses Reconciliation.
(a)   Within ninety (90) days from the last Business Day of Ambipar’s financial year, Ambipar shall calculate the Actual Ambipar Response Expenses for such calendar year.
(b)   If the Ambipar Response Expenses Adjustment Amount is a positive number, the Ambipar shall issue a note of credit to the Recipients in an amount equal to the Ambipar Response Expenses Adjustment Amount.
(c)   If the Ambipar Response Expenses Adjustment Amount is a negative number, Emergência shall pay, or cause each of the Recipients to pay, to Ambipar, the Ambipar Response Expenses Adjustment Amount in accordance with the pro-rata participation of each Recipient in the Actual Ambipar Response Expenses for such calendar year.
Section 3.4   Update of Ambipar Response Expense.   The Ambipar Response Expense shall be updated on a quarterly basis, based on the updated Expenses Participation at the end of each financial quarter of Ambipar. The updated Ambipar Response Expense shall be used to calculate the Monthly Ambipar Response Expense for the successive three (3) calendar months.
Section 3.5   Taxes.   Each Party shall be solely responsible for the payment of all Taxes for which such Party is responsible and charges, including, without limitation, those of a labor and social security nature, regarding the Personnel or Third Parties retained or employed by such Party.
Section 3.6   Late Payment.   In the event any of the Parties fails to timely comply with any payment obligation set forth in this Agreement, the unpaid amount shall accrue, cumulatively, from the date the payment should have been made until the date on which it is actually made: (i) monetary adjustment by IPCA or IGPM, whichever is greater; and (ii) default interest set at 1% (one percent) per month, calculated pro-rata die.
Section 3.7   Penalty.   In addition to the provisions set forth in Section 3.3, if the Recipients fail to timely comply with their payment obligations set forth in this Agreement and such failure continues for thirty (30) days following written notice sent by Ambipar, the Recipients shall pay to Ambipar a fine equivalent to 10% (ten per cent) of all amounts incurred as costs and expenses for the provision of the Shared Activities in the prior six (6) months from the receipt of such notice.
Section 3.8   No Offset.   Neither of the Parties nor their Affiliates’ payment obligations hereunder shall be subject to offset or reduction for any reason, including by reason of any alleged breach of any provision of this Agreement.
ARTICLE IV
BOOKS AND REGISTRIES
Section 4.1   Obligation to Maintain Records.   The Parties agree to keep proper records and proofs of payments of the Expenses incurred under this Agreement by each Party.
Section 4.2   Separate Records.   The books, accounts and records of each Party to this Agreement must be kept separately to clearly and accurately demonstrate the nature and details of each transaction carried out, including the respective accounting information to demonstrate that the reimbursements have been appropriately made as provided herein, and must be sufficiently detailed to satisfy the legal and regulatory requirements that may apply.
Section 4.3   Request to Review.   The Parties agree that each Party may, at any time, request and receive a copy of any and all reasonable documents, materials, reports, books and records of any kind exclusively relating to the Shared Activities.
ARTICLE V
CONFIDENTIALITY
Section 5.1   Confidentiality.   From time to time during the Term (as defined below), either Party or its Representatives (as the “Disclosing Party”) may disclose or make available to the other Party or its Representatives (as the “Receiving Party”), non-public, proprietary, or confidential information of the Disclosing Party that, if disclosed in writing or other tangible form is clearly labeled as “confidential,” or if disclosed orally, is identified as confidential when disclosed (“Confidential Information”); provided, however, that Confidential Information does not include any information that: (a) is or becomes generally available to the public other than as a result of the Receiving Party’s breach of this Section 5.1; (b) is or becomes available to the Receiving Party on a non-confidential basis from a Third-Party source (other than a Representative of a Party), provided that such Third Party is not and was not prohibited from disclosing such Confidential Information; (c) was in the Receiving Party’s possession prior to the Disclosing Party’s disclosure; or (d) was or is independently developed by the Receiving Party without using or referencing any of the Disclosing Party’s Confidential Information. The Receiving Party shall: (i) protect and safeguard the confidentiality of the Disclosing Party’s Confidential Information with at least the same degree of care as the Receiving Party would protect its own similar confidential information, but in no event with less than a commercially reasonable degree of care; (ii) not use the Disclosing Party’s Confidential Information, or permit it to be accessed or used, for any purpose other than to exercise its rights or perform its obligations under this Agreement; and (iii) not disclose any such Confidential Information to any Person, except to Persons who reasonably need to know the Confidential Information to assist the Receiving Party, or act on its behalf, to exercise its rights or perform its obligations under this Agreement. If the Receiving Party is required by applicable Law to disclose any Confidential Information, it shall, prior to making such disclosure, use commercially reasonable efforts to notify the Disclosing Party of such requirements to afford the Disclosing Party the opportunity to seek, at the Disclosing Party’s sole cost and expense, a protective order or other remedy (and the Receiving Party shall reasonably cooperate with the Disclosing Party in connection therewith).
ARTICLE VI
COMPLIANCE WITH LAW
Section 6.1   Legal Compliance.
(a)   Compliance with Laws.   Each Party shall comply with all Laws applicable to its activities and performance under and in connection with this Agreement. Without limiting the generality of the foregoing, each Party represents and warrants to the other Party hereto that, in connection with this Agreement (including the negotiation, execution, or performance thereof), each Party will not violate and it has not violated (a) the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§78dd‑1, et seq., (b) the United Kingdom Bribery Act of 2010, (c) Brazilian Federal Law No. 12,846/2013, (d) Brazilian Federal Law No. 8,429/1992, as amended including by Law No. 14,230/2021 (e) Brazilian Federal Law No. 9,613/1998, (f) Brazilian Federal Law No. 12,813/2013, (g) Brazilian Federal Law No. 8,666/1993, (h) Brazilian Federal Law No. 14,133/2021, (i) Brazilian Decree-Law No. 2,848/1940 or (j) any other applicable anti-corruption or anti-bribery Legal Requirements (collectively, the “Anti-Corruption Laws”).
(b)   Anti-Corruption.   Each Party further represents and warrants that it has not offered, paid, promised to pay, or authorized, requested or received the payment of money or anything of value to or from any director, officer, employee or agent of the other Party (“Party-Associated Persons”), or any other Person in violation of applicable Anti-Corruption Laws, in performing its activities or in connection with this Agreement. Each Party also represents that it did not, and will not, attempt to exert any undue influence over any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, in in performing its activities or connection with this Agreement. Each Party undertakes and covenants to refrain from offering, paying, promising to pay, or authorizing the payment of money or anything of value to any Party-Associated Person, or any other Person in violation of applicable Anti-Corruption Laws, at any time, whether or not in relation to this Agreement.
Section 6.2   Data Privacy and Cybersecurity.   Each Party shall comply and shall ensure that its Personnel and other Representatives comply with, the provisions of any Data Protection Laws applicable to their conduct under or in connection with this Agreement. To the extent required under applicable Data Protection Laws with respect to the transfer of personal data, the Parties shall enter into (or to the extent required by such Data Protection Laws, cause their respective Affiliates to enter into) such other agreements as may be required by the applicable Data Protection Laws. Each Party shall implement adequate policies and commercially reasonable security measures regarding the integrity and availability of the information technology and software applications owned, operated, or outsourced by that Party, and the data and intellectual property thereon. In case one Party or its Affiliates experiences any of the following events, it shall, as soon as such Party is aware, use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of a confirmed data breach involving the unauthorized access to or accidental or illicit destruction, loss, change, communication, or dissemination of information related to an identified or identifiable natural person provided by the other Party or its Affiliates or intellectual property; or any order issued by a judicial or administrative authority regarding data exchanged between the Parties under this Agreement. Each Party shall use reasonable efforts to notify the other Party immediately or, justified under the Data Protection Laws, at least within forty-eight (48) hours of receiving data subject requests related to an identified or identifiable natural person provided by the other Party or its Affiliates, such as access, rectification and deletion requests; and any complaint regarding the processing of data related to an identified or identifiable natural person provided by the other Party or its Affiliates, including allegations that the processing operations violate data subject rights.
ARTICLE VII
TERM AND TERMINATION
Section 7.1   Term, Termination, and Survival.
(a)   Term.   This Agreement shall commence as of the Effective Date and shall continue thereafter until the fifth (5th) anniversary of the Effective Date, unless earlier terminated pursuant to this Agreement, and shall be renewed automatically for successive one (1) year terms for so long as Ambipar owns or controls 30% or more of the total combined voting power of all classes of voting stock of New PubCo (the “Term”) provided that prior to transferring Control and terminating this Agreement, Ambipar will notify Emergência and use its commercially best efforts to assist New PubCo to transition the Shared Activities to New PubCo, Emergência, the Recipients or any third Person, at New PubCo discretion.
(b)   Termination of Agreement.
(i)    Ambipar may terminate this Agreement, with sixty (60) days prior written notice to the Recipients, at its sole discretion for as long as it Controls New PubCo;
(ii)   Any Party may terminate this Agreement, effective upon written notice to the other Party which provides or receives Shared Activities (the “Defaulting Party”) if the Defaulting Party:
(1)   materially breaches this Agreement, and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within ninety (90) days after receipt of written notice of such breach; or
(2)   (A) becomes insolvent or admits its inability to pay its debts generally as they become due; (B) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within ten (10) Business Days or is not dismissed or vacated within sixty (60) days after filing; (C) is dissolved or liquidated or takes any corporate action for such purpose; (D) makes a general assignment for the benefit of creditors; or (E) has a receiver, trustee, custodian, or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.
(iii)   The Parties may terminate this Agreement by mutual written agreement of Ambipar and Emergência.
(iv)   Emergência may terminate this Agreement one hundred-eighty (180) days after delivery of written notice to Ambipar and the reimbursement of all reasonable and duly documented costs and expenses incurred by Ambipar until the date of the delivery of referred written notice and all reasonable and duly documented additional costs and expenses that Ambipar reasonably incurs in order to cease and terminate the provision of the Shared Activities provided to the Recipients.
(c)   Effect of Termination.   Upon termination, (i) the Recipients shall remain obligated to make any outstanding payments owed to Ambiparand/or (ii) Ambipar shall remain obligated to make any outstanding payments owed to the Recipients, as applicable, under this Agreement. Notwithstanding anything to the contrary herein, upon any termination or expiration of this Agreement, this Agreement shall, upon Emergência’s written request, continue for an additional wind-down period, not to exceed three (3) months, to allow the Recipients to transition the Shared Activities then provided to a Third Party (the “Transition Period”). During the Transition Period, Ambipar shall continue to provide any ongoing Shared Activities that have not been transitioned from such Ambipar pursuant to, and on the same terms and conditions set forth in, this Agreement; provided, that the Recipients are in material compliance with this Agreement with respect thereto, mainly in relation to the payment obligations. For the avoidance of doubt, this Agreement shall terminate fully upon the completion of its transition or the end of the Transition Period, whichever is earlier. During the Transition Period, the Parties shall, at the Recipients’ cost and expense, reasonably cooperate in good faith in an effort to facilitate the transition by the Recipients from the Shared Activities hereunder.
(d)   Survival.   Upon any termination or expiration of this Agreement, the following rights and obligations shall survive such expiration or termination: (a) the obligations of each Party under ARTICLE V (Confidentiality) (for one (1) year after such expiration or termination), ARTICLE VII (Term and Termination) and ARTICLE IX (Governing Law & Dispute Resolution) and (b) each Party’s right to receive payment in accordance with ARTICLE III (Fees and Payment) hereof for those Shared Activities rendered to such Party prior to, or in connection with (in accordance with the terms and conditions of this Agreement), the termination or expiration of this Agreement.
ARTICLE VIII
FORCE MAJEURE.
Section 8.1   Force Majeure.   No Party or its Representatives shall be liable or responsible to the other Party or its Representatives, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations of the Recipients to make payments of Monthly Ambipar Response Expenses or Ambipar Response Expenses Adjustment Amount and any charges to Ambipar hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the impacted party’s (“Impacted Party”) reasonable control, including the following events (“Force Majeure Events”): (a) acts of God; (b) flood, fire, earthquake, volcano eruption, or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) order of a Governmental Entity, Legal Requirement, or actions; (e) embargoes or blockades in effect on or after the date of this Agreement; (f) national or regional emergency; (g) epidemics and pandemics; (h) strikes, labor stoppages or slowdowns, or other industrial disturbances; (i) shortage of adequate power or transportation facilities; (j) failure, delay or inadequacy of Third Parties in delivering or otherwise providing products, parts, components or services; and (k) other similar events beyond the reasonable control of the Impacted Party.
Section 8.2   Resumption of Performance.   The Impacted Party shall give notice as soon as reasonably practicable of the Force Majeure Event to the other Party that it either provides Shared Activities to or receives Shared Activities from stating the period of time the occurrence is expected to continue. The Impacted Party shall use commercially reasonable efforts to end the failure or delay and ensure the effects of such

Force Majeure Event are minimized, and shall resume the performance of its obligations as soon as reasonably practicable after the removal of the cause. For the avoidance of doubt, the Recipients shall not be obligated to pay Ambipar for such Shared Activities during such period when Ambipar is not itself providing or procuring such Shared Activities.
ARTICLE X.
REPRESENTATIONS AND WARRANTIES.
Section 10.1   Representations and Warranties.   The Parties hereto each, individually and not jointly, represent and warrant to any such other Party that it either provides Shared Activities to or receives Shared Activities from that (a) it is duly incorporated, organized or formed, validly existing, and in good standing as a corporation or other legal entity, as applicable, under the Legal Requirements of its jurisdiction of incorporation, organization or formation; (b) it has all rights, power and authority required to enter into this Agreement and to perform its obligations hereunder; (c) it has taken all requisite corporate and other action to approve and authorize the execution, delivery and performance of this Agreement; (d) such Party’s execution, delivery and performance of this Agreement will not violate any other agreement, restriction, or applicable Legal Requirement to which such Party is a party or by which such Party is bound; (e) when executed and delivered by such Party, this Agreement will constitute the legal, valid, and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Legal Requirements affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; and (f) no action, consent or approval by, or filing with, any Governmental Entity, or any other Person, is required in connection with the execution, delivery or performance by either Party of this Agreement or the consummation by either Party of the transactions contemplated by this Agreement.
Section 10.2   No Other Representations or Warranties.   The Parties make no representations or warranties except for those provided in Section 10.1. All other representations and warranties, express and implied, are expressly disclaimed.
ARTICLE XI
INDEMNIFICATION.
Section 11.1   Indemnification.
(a)   Recipients’ Obligations.   From and after the date of this Agreement, the Recipients shall indemnify, defend and hold harmless Ambipar and its Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven losses, liabilities, claims, damages, costs (including attorneys’ fees), expenses, interests, awards, judgments, suits, disbursements, penalties (“Losses”) arising from any claim, action, suit or proceeding brought by any Third Party (“Third Party Claim”) to the extent it demonstrably relates to the Shared Activities provided to the Recipients (including the presence of Representatives of Ambipar on the property or premises of the Recipients or their Representatives in connection with the provision of Shared Activities), except if caused by Force Majeure or caused by fraud, gross negligence or willful misconduct of the Recipients. Nothing in this section shall be interpreted as to limit any right of recourse available to Recipients against such Third Party.
(b)   Ambipar’s Obligations.   From and after the date of this Agreement, Ambipar shall indemnify, defend and hold harmless the Recipients and their respective Representatives on a pro rata basis considering the Expenses Participation from and against any and all proven Losses arising from any Third Party Claims to the extent it demonstrably relates to the Shared Activities provided to the Recipients or caused by fraud, gross negligence or willful misconduct of Ambipar. Nothing in this section shall be interpreted as to limit any right of recourse available to Ambipar against such Third Party.
(c)   Indemnification Procedures.
(i)   The party making a claim under this Section 11.1 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Section is referred to as the

“Indemnifying Party”. The Indemnified Party shall promptly notify the Indemnifying Party in writing of any pending or threatened Third Party Claim that the Indemnified Party has determined, has given or would reasonably be expected to give rise to a right of indemnification under this Agreement, describing in reasonable detail the facts and circumstances with respect to the subject matter of such Third Party Claim and, to the extent known, a good faith, non-binding, estimate of the aggregate Brazilian Reais amount of Losses to which such Indemnified Party might be entitled; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 11.1 except to the extent the Indemnifying Party is actually and materially prejudiced by such failure.
(ii)   Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 11.1(c)(i), the Indemnifying Party will be entitled to assume the defense and control of any Third Party Claim with counsel reasonably acceptable to the Indemnified Party (acting reasonably), but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with the Indemnified Party’s own counsel and at the Indemnified Party’s own expense. If the Indemnifying Party does not assume the defense and control of any Third Party Claim, it may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party shall reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim. If the Indemnifying Party shall have assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim; provided that the Indemnifying Party shall (i) subject to any right of appeal, pay or cause to be paid all amounts in such settlement or judgment, (ii) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business and (iii) obtain, as a condition of any settlement or other resolution, a complete release of any Indemnified Party potentially affected by such Third Party Claim. The Indemnified Party will not consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably, withheld, conditioned or delayed.
Section 11.2   Mitigation.   Notwithstanding anything to the contrary contained in this Agreement, nothing in this ARTICLE XI (Indemnification), regarding indemnification rights and indemnification obligations shall be deemed to override any obligations with respect to mitigation of Losses existing under applicable Legal Requirements.
ARTICLE XII
GOVERNING LAW & DISPUTE RESOLUTION
Section 12.1   Governing Law.   This Agreement and all actions contemplated hereby shall be governed by, construed, interpreted, and enforced in accordance with the laws of Brazil.
Section 12.2   Dispute Resolution.   Any and all disputes and controversies arising out of or in relation to this Agreement shall be notified to the other party and both parties shall endeavor its best efforts to solve them in an amicable way by means of direct negotiations held in good faith, for a period no longer than fifteen (15) business days counting from the date of the notice receipt.
Section 12.3   Arbitration.   Any dispute arising out of or in connection with this Agreement that is not amicably settled shall be submitted to arbitration, pursuant to Law 9.307/96, to be administered by the International Court of Arbitration of the International Chamber of Commerce (“ICC”) in accordance with its arbitration rules (“Rules”).
Section 12.4   Place and Language.   The arbitration shall have its seat in the city and state of São Paulo, Brazil and shall be conducted in Portuguese.
Section 12.5   Constitution of the Arbitral Tribunal.   The arbitral tribunal shall be composed of three (3) arbitrators. The claimant(s) shall appoint one (1) co-arbitrator and the respondent(s) shall appoint one (1) co-arbitrator, as per the Rules. The two (2) co-arbitrators, after consultations with the parties to the arbitration, shall jointly appoint the third arbitrator, who will act as president of the arbitral tribunal. If any of the parties to the arbitration fail to appoint the respective co-arbitrator, or if the two (2) co‑arbitrators fail to agree on the appointment of the president of the arbitral tribunal within the time limits established by the ICC, the ICC shall make the missing appointments, as per the Rules.
Section 12.6   Urgent Measures.   Prior to the constitution of the arbitral tribunal, any request for urgent measure may be addressed to the courts or to the emergency arbitrator, as per the Rules. After the constitution of the arbitral tribunal, any request for urgent measures shall be addressed directly to the arbitral tribunal, which may grant, uphold, modify or revoke any measure previously requested to the courts or to the emergency arbitrator, as the case may be.
Section 12.7   Venue for Judicial Measures.   Without prejudice to this arbitration agreement, the Courts of São Paulo, State of São Paulo, Brazil shall have exclusive jurisdiction for any judicial request related to (i) the commencement of the arbitration, as per art. 7 of Law 9.307/96; (ii) provisional or urgent measures, as per art. 22-A of Law 9.307/96; (iii) the enforcement of extrajudicial enforcement title, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; (iv) the enforcement of arbitral awards, without prejudice to the creditor’s prerogative pursuant to art. 516, sole paragraph, of Law 13.105/2015; and (v) the annulment of or request for a supplemental arbitral award, as per arts. 32 and 33, §4, of Law 9.307/96; and (vi) any other disputes that are not subject to arbitration pursuant to Brazilian law. The filing of any judicial request admitted by or compatible with Law 9.307/96 shall not be construed as a waiver to arbitration.
Section 12.8   Confidentiality.   The parties agree that the arbitration shall be confidential and that its elements (including, without limitation, the parties allegations, the evidences, awards and any Third Parties’ pronouncements as well as any other documentation exhibited or exchanged during the arbitral procedure), shall only be revealed to the Arbitral Tribunal, to the parties, to the parties’ attorneys and to any person necessary to the development of the arbitration, exception made to the cases where the disclosure of the material is required to fulfill obligations imposed by law or by any other competent authority.
Section 12.9   Costs and Expenses.   During the arbitration, the costs of the proceedings, including the administrative costs of the ICC, arbitrator’s fees and independent expert’s fees, when applicable, shall be borne by the parties to the arbitration as per the Rules. The arbitral award shall order the losing party to reimburse the winning party, according to the outcome of their respective claims and taking into account other circumstances that the arbitral tribunal may deem relevant, for the costs of the arbitration as well as other reasonable expenses incurred by the parties to the arbitration, including contractual attorney’s fees, expert’s fees and other expenses that may be necessary or useful for the arbitral proceedings. The arbitral tribunal shall not order payment of legal attorney’s fees (honorários de sucumbência).
ARTICLE XIII
MISCELLANEOUS
Section 13.1   Entire Agreement.   This Agreement, including the exhibits, annexes and schedules hereto and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof, except for the related provisions as set forth in the Business Combination Agreement.
Section 13.2   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:
Notice to Ambipar:	Ambipar Participações e Empreendimentos S.A. Avenida Pacaembu, nº 1088 Room 09, Pacaembu, 01234-000, São Paulo — SP Brazil Attention: Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo
Email: luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com
Notice to Recipients:	Emergência Participações S.A. Avenida Angélica, nº 2346 5th floor, room 4, Consolação, 01228-200, São Paulo — SP Brazil Attention: Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo
Email: luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com
Section 13.3   Severability.   In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.
Section 13.4   Amendments.   Subject to the terms of the Business Combination Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.
Section 13.5   Waiver.   No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.
Section 13.6   Assignment.   No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 13.6, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
Section 13.7   Successors and Assigns.   This Agreement is binding on and inures to the benefit of the Parties to this Agreement and their respective permitted successors, permitted assigns and permitted transferees.
Section 13.8   Relationship of the Parties.   The relationship between the Parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and neither Party nor its Affiliates shall have authority to contract for or bind the other Party or its Affiliates in any manner whatsoever.
Section 13.9   No Third-Party Beneficiaries.   This Agreement benefits solely the Parties to this Agreement, and their respective permitted successors and assigns and nothing in this Agreement, express or implied, confers on any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 13.10   Counterparts; Electronic Delivery.   This Agreement and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the Effective Date by their respective duly authorized officers.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By:

Name:
Title:
By:

Name:
Title:
EMERGÊNCIA PARTICIPAÇÕES S.A.
By:

Name:
Title:
By:

Name:
Title:
As intervening party
AMBIPAR EMERGENCY RESPONSE
By:

Name:
Title:

Exhibit A
Ambipar Insurance Corretora de Seguros Ltda., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 03, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 12.696.314/0001-50.
Ambipar Response Geoweb Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. . 27.852.561/0001-75.
Ambipar Response Control Environmental Consulting S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 10.550.896/0001-36.
Ambipar Dracares Apoio Marítimo e Portuário S.A., a company organized under the laws of Brazil, with head offices at Rua Fernandes Dias, n. 456, Room 301, Centro, São Francisco do Sul/SC, Zip Code: 89.240-000, enrolled with the CNPJ/ME under No. 07.049.258/0001-21.
Ambipar Response ES S.A., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400 , enrolled with the CNPJ/ME under No. 27.853.153/0001-38 .
Ambipar Response Flyone Servico Aereo Especializado, Comercio e Servicos S.A., a company organized under the laws of Brazil, with head offices at Avenida Ayrton Senna, n. 2541, Rua D2, Hangar 06, CTR 2017.0011, Barra da Tijuca, Rio de Janeiro/RJ, Zip Code: 22.775-002 , enrolled with the CNPJ/ME under No. 03.945.337/0001-60.
Ambipar Response Gás LTDA., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, Km 120, Room 04, Distrito Industrial, Nova Odessa/SP, Zip Code: 13.388-220, enrolled with the CNPJ/ME under No. 28.906.435/0001-19.
Ambipar Response Geociências Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 17.732.383/0001-95.
Ambipar Insurance — Atendimento a Seguros Ltda., a company organized under the laws of Brazil, with head offices at Acesso Arnaldo Júlio Mauerberg, n. 1949, Portal dos Nobres, Americana/SP, Zip Code: 13.479-770, enrolled with the CNPJ/ME under No. 05.316.350/0001-85.
Ambipar Response OGTEC Facilities Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Feu Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 24.792.315/0001-87.
Ambipar Response ORBITGEO Ltda., a company organized under the laws of Brazil, with head offices at Rua Manoel Fel Subtil, n. 60, Room 201, Enseada do Suá, Vitória/ES, Zip Code: 29.050-400, enrolled with the CNPJ/ME under No. 34.350.410/0001-84.
Ambipar Response S.A., a company organized under the laws of Brazil, with head offices at Avenida Pacaembu, n. 1088, Room 01, Pacaembu, São Paulo/SP, Zip Code: 01.234-000, enrolled with the CNPJ/ME under No. 11.414.555/0001-04.
APW Ambiental e Transportes Ltda., a company organized under the laws of Brazil, with head offices at Estrada do Contorno, n. 11553, Galpão, Xerém, Duque de Caxias/RJ, Zip Code: 25.010-000 , enrolled with the CNPJ/ME under No. 03.912.776/0001-76.
Fênix Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua André Pinto, n. 46, Parte, Ramos, Rio de Janeiro/RJ, Zip Code: 21.031-790, enrolled with the CNPJ/ME under No. 20.487.433/0001-20.
Jm Serviços e Locações S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Sede, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 21.396.339/0001-29.

Jm Serviços Integrados S.A., a company organized under the laws of Brazil, with head offices at Rua Dionísio Gonçalves do Nascimento, n. 102, Raia Velha, Morretes/PR, Zip Code: 83.350-000, enrolled with the CNPJ/ME under No. 05.120.343/0001-03.
Lacerda & Lacerda Serviços de Transportes E Emergências Ambientais Ltda., a company organized under the laws of Brazil, with head offices at Rua Professor José Renault, n. 470, Room A, Santa Lúcia, Belo Horizonte/MG, Zip Code: 30.350-342, enrolled with the CNPJ/ME under No. 03.422.588/0001-60.
Ambipar Atendimento Médico Hospitalar Ltda., a company organized under the laws of Brazil, with head offices at Rodovia Anhanguera, km 120, room 02, Distrito Industrial I, Zip Code 13.388-220, at the city of Nova Odessa, State of São Paulo, Brazil, enrolled with the CNPJ/ME under No. 41.000.384/0001-20.
Ambipar Response Waste Water Control Ltda., a company organized under the laws of Brazil, with head offices at Rua Comendador Alcides Simão Helou, No. 708, Galpão G, Civit II, at the city of Serra, State of Espírito Santo, Zip Code 29.168-090, Brazil, enrolled with the CNPJ/ME under No. 28.688.286/0001-69.
RG Consultoria Técnica Ambiental S.A., a company organized under the laws of Brazil, with head offices at Avenida Professora Edna Maria de Albuquerque AFFI (Jd. Imperial 2A 4, Lt 27, Quadra 07, Jardim Imperial, Cuiabá/MT, Zip Code 78.076-001 enrolled with the CNPJ/ME under No. 14.113.259/0001-53.
RG Consultoria Técnica Ambiental Brasil Ltda., a company organized under the laws of Brazil, with head offices at Avenida Osvaldo Pucci, n. 685, Jardim Nossa Senhora do Carmo, São Paulo/SP, Zip Code: 08.270-700, enrolled with the CNPJ/ME under No. 34.717.458/0001-88.
BIOENV Analises e Monitoramento Ambiental Ltda., a company organized under the laws of Brazil, with head offices at Rua Perobas, n. 190, Bairro Coqueiral, Aracruz/ES, Zip Code: 29.199-117, enrolled with the CNPJ/ME under No. 10.335.931/0001-02.

Exhibit B
Accounting documentation:   ensuring consolidation of financial statements; external audit support; verification of accounting closings; validation and support to external accounting; definition of accounting parameters for payment allocation.
Archive:   management and safekeeping of strategic documents.
Compliance:   monitoring compliance with the code of conduct and policies; conducting training; evaluating and addressing with any communications involving non-compliance with any company policy; monitoring the compliance channels; issuing reports and opinions; contributing to the improvement of corporate governance.
Controllership:   responsible for managing the inflow and outflow of financial resources, contributing to managerial and strategic decision making obtained by working alongside managers from all areas in the gathering of data and information for the execution of Budget Planning.
Debt collection:   monitoring liabilities and outstanding amounts; debt collection services; issuing reports; liaising with legal team in cases of default.
Facilities:   maintenance; cleaning services, security services (including security guards and CCTV monitoring); concierge services and access control; facilities management.
Fleet management:   managing the vehicles of the group (own and rented fleet), including maintenance, replacement, and compliance with regulatory requirements. Purchase and sale of vehicles and equipment, planning and verification of the costs involved.
Human Resources:   managing human capital; recruitment and hiring services; execution of payroll and benefits; mediating the needs of employees and the organization.
Investor relations:   holding meetings; direct assistance to investors; guided tours; compliance with company regulation; completing regulatory filing; relationship with internal audits.
Invoicing:   processing the invoicing of all operations in compliance with applicable legislation, monitoring applicable legislation and obligations.
IT:   ensures information security, creates and improves new processes in order to increase the company’s performance; prevents and solves information technology related problems; develops systems to serve internal customers; installs and manages information technology infrastructure.
Labor safety:   support to customers, emergencies, and business units; document preparation; accident investigation and analysis; scheduling of periodic examinations; preparation of accident indicators (frequency and severity rate); health and safety campaigns; follow-up of expert examinations; management and application of training; documentation control (health and safety, PPE records, and work order); inspection and firefighting equipment.
Legal:   legal strategy; contentious and non-contentious legal support; contract management; providing training to internal clients; site visits to the business units and participating in strategic meetings.
Marketing:   elaborating and carrying out internal and external campaigns; monitoring and managing social networks; carrying out market and client portfolio studies; elaborating strategies to strengthen the brand.
Organization and corporate support activities:   management of internal corporate document; assisting with client registration forms; corporate assistance to directors and officers.
Project assessment:   monitoring of mobilizations of new contracts and projects; improving processes and procedures; implementing existing procedures for acquired companies, including training, testing, and configurations in all areas; implementing and updating of systems (acquired and new).

Quality assurance:   supplier approvals; updating procedures related to industrial activities and processes; visits to customers’ plants; legal documentation; fulfilling requirements in legal systems; full implementation of specific systems; training; integration of group companies in ERP; planning audits and certifications.
Sustainability advisory services:   implementation and management of sustainability indicators; addressing sustainability queries from customers, suppliers, investors, creditors; manage and consolidate data related to the sustainability report; participation and presentation of sustainability forums; ESG training/integration; sponsorship support; integration of mergers/acquired companies in the internal culture; monitoring and development of actions for sustainability indexes in stock exchange.
Treasury:   performs the budgetary and administrative control of the companies, with the objective of reaching its goals and improving the results.

Exhibit C
Joinder Agreement
[ADDRESS]
Ladies and Gentlemen,
Reference is made to the Cost Sharing Agreement, dated as of [•], 2022 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), by and among Ambipar Participações e Empreendimentos S.A., a Brazilian corporation enrolled with the CNPJ/ME under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000 (“Ambipar”), Emergência Participações S.A., a company organized under the laws of Brazil, with head offices at Avenida Angélica, No. 2346, 5th floor, room 04, , Consolação, in the City and State of São Paulo, Brazil, Zip Code 01.228-200, enrolled with the CNPJ/ME under No. 10.645.019/0001-49 (“Emergência”) and its subsidiaries listed in Exhibit A to the Agreement, a copy of which is attached hereto as Annex A. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.
[     ] (the “Additional Recipient”) desires to receive certain Shared Activities pursuant to the terms and conditions set forth in the Agreement.
The Additional Recipient hereby (i) acknowledges that it has received and reviewed a complete and correct copy of the Agreement and all exhibits, schedules and annexes thereto (ii) agrees that by executing this Joinder Agreement it becomes a Party to the Agreement as of the date hereof, (iii) assumes all of the obligations of a Recipient under the Agreement, and (iv) agrees that it shall be fully bound by, and subject to, all of the covenants, terms, obligations and conditions of the Agreement as if it were a Recipient.
This Joinder Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement and any party may enter into this Joinder Agreement by executing a counterpart.
This Joinder Agreement shall be governed by and construed in accordance with the laws of Brazil.

Annex O
DOWNSIDE PROTECTION AGREEMENT
THIS AMENDED AND RESTATED DOWNSIDE PROTECTION AGREEMENT (this “Agreement”) is made and entered into as of November 24, 2022, between (i) only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), (ii) HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”), (iii) only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof, Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Company Shareholder”), and (iv) the other persons named on the signature pages hereto (each, a “PIPE Investor” and, collectively, the “PIPE Investors”). Each of the PIPE Investors, the Company Shareholder (with respect to the provisions listed in the preceding sentence only), New PubCo (with respect to the provisions listed in the preceding sentence only) and SPAC Sponsor are individually referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, a Downside Protection Agreement (which is hereby amended and restated) was initially entered into by and among the Parties as of July 6, 2022 (the “Initial Agreement”) and the Parties hereby wish to amend and restate the Initial Agreement pursuant to the terms hereof;
WHEREAS, this Agreement is (and the Initial Agreement was) entered into in connection with the Business Combination Agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), by and among New PubCo, the Company Shareholder, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, on the terms and subject to the conditions set forth therein;
WHEREAS, SPAC, New PubCo and certain SPAC Shareholders (each, a “Non-Redeeming Shareholder”) have entered into certain Shareholder Non-Redemption Agreements, dated as of July 5, 2022 (each, a “Shareholder Non-Redemption Agreement”), pursuant to which, among other things, the Non-Redeeming Shareholders committed not to redeem the SPAC Shares of which they are the record and beneficial owners, on the terms and conditions set forth therein;
WHEREAS, SPAC, New PubCo and certain investors (each a “Subscriber”) entered into as of July 5, 2022 certain Subscription Agreements (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”) pursuant to which each Subscriber agreed to subscribe for the respective number of New PubCo Class A Ordinary Shares and of warrants, each warrant to purchase one New PubCo Class A Ordinary Share (the “Warrants”), as set forth therein, to be consummated on the Closing Date. For purposes of this Agreement, the Company Shareholder, which is a signatory of the Company Shareholder Subscription Agreement, shall not be deemed a Subscriber;
WHEREAS, in consideration of the commitment of each Subscriber and Non-Redeeming Shareholder (collectively, the “PIPE Investors”) to, among other things, subscribe for such New PubCo Class A Ordinary Shares and Warrants and/or not to redeem their SPAC Shares, as the case may be, and subject to the terms and conditions set forth herein, SPAC Sponsor is providing the PIPE Investors with certain downside protection rights (the “Downside Protection”); and
WHEREAS, SPAC Sponsor acknowledges and agrees that each PIPE Investor would not have entered into and agreed to consummate the transactions contemplated by the Subscription Agreements and/or the Shareholder Non-Redemption Agreement, as the case may be, without the Parties entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree to amend and restate the Initial Agreement as follows:
1.   Defined Terms.   For purposes of this Agreement, the following capitalized terms have the following meanings:
(a)   “Above Threshold PIPE Investor” shall have the meaning set forth in Section 2(c).
(b)   “Acquired Shares” shall (i) for each Subscriber, have the meaning ascribed to such term in the applicable Subscription Agreement; and (ii) for each Non-Redeeming Shareholder, have the meaning ascribed to the term “Subject HPX Equity Securities” in the applicable Shareholder Non-Redemption Agreement, in which case relevant date for determination is the Closing Date.
(c)   “Acquisition Option Closing Day” shall have the meaning set forth in Section 3(d)(i)(2).
(d)   “Acquisition Option Deadline” shall have the meaning set forth in Section 3(d)(i)(2).
(e)   “Additional Shares” shall (i) for each Subscriber, have the meaning ascribed to such term in the applicable Subscription Agreement; and (ii) for each Non-Redeeming Shareholder, have the meaning ascribed to the term “New PubCo Class A Ordinary Shares” in the applicable Shareholder Non-Redemption Agreement.
(f)   “Agreement” shall have the meaning set forth in the preamble hereto.
(g)   “Block Trade” shall mean an offering and/or sale of the Block Trade Securities on a block trade or underwritten basis (whether firm commitment or otherwise), including, without limitation, a same day trade, overnight trade or similar transaction, to a third party other than New PubCo, the Company Shareholder, SPAC Sponsor or any of their respective Affiliates.
(h)   “Block Trade Deadline” shall have the meaning set forth in Section 3(c)(iii).
(i)   “Block Trade Fees and Expenses” shall mean any reasonable and documented fees and expenses incurred (including by New PubCo) in connection with the facilitation, support and assistance of a Block Trade, including filing fees, printing fees, legal and auditor fees and travel expenses.
(j)   “Block Trade Price” shall mean the purchase price payable by the relevant Block Trade Purchaser for the relevant Block Trade Securities.
(k)   “Block Trade Purchaser” shall mean one or more third parties acquiring the Block Trade Securities in a Block Trade in accordance with the terms and conditions set forth herein.
(l)   “Block Trade Securities” shall mean all of the New PubCo Class A Ordinary Shares and the Warrants held by the relevant Eligible PIPE Investor as of the Measurement Date, plus the number of Effective Downside Protection Shares, if any.
(m)   “Calculation Information” shall have the meaning set forth in Section 2(a).
(n)   “Calculation Information Deadline” shall have the meaning set forth in Section 2(a).
(o)   “Company Shareholder’s Acquisition Option” shall have the meaning set forth in Section 3(b)(i).
(p)   “Company Shareholder Election Period” shall have the meaning set forth in Section 3(b)(i).
(q)   “Company Shareholder Exercise Notice” shall have the meaning set forth in Section 3(b)(i).
(r)   “Competitor” shall mean any Person that competes with or which is affiliated with a Person whose principal operations compete with New PubCo’s business from time to time.

(s)   “CPI” shall mean the Consumer Price Index for All Urban Consumers, seasonally adjusted, published by the Bureau of Labor Statistics, 1982-84=100, that measures changes in U.S. consumer prices based on a representative basket of goods and services, 1982-84=100, or any successor to such index, appropriately adjusted, or if no such index or successor index shall be published, such similar index, appropriately adjusted, as shall reasonably be designated by SPAC Sponsor.
(t)   “CPI Return” shall mean, for each PIPE Investor, an absolute return in U.S. dollars equal to (i) the Acquired Shares multiplied by (ii) the Per Share Subscription Price (as defined in the Subscription Agreements) multiplied by (iii) a fraction (x) the numerator of which is the CPI for the month immediately prior to the Measurement Date and (y) the denominator of which is the CPI for the month of the Closing Date (in order to adjust subscription price paid for inflation since the Closing Date), multiplied by (iv) a fraction (x) the numerator of which is the Protected Shares and (y) the denominator of which is the sum of Acquired Shares and Additional Shares; provided that such fraction shall under no circumstances exceed one (1), as determined by SPAC Sponsor in accordance with the formula set forth in Annex B.
(u)   ”Daily Measurement Period Position” shall have the meaning set forth in Section 2(a)(i).
(v)   “Downside Protection” shall have the meaning set forth in the recitals hereto.
(w)   “Downside Protection Exercise Notice” shall have the meaning set forth in Section 3(a)(i).
(x)   “Downside Protection Shares” shall mean a total of up to 1,050,000 New PubCo Class A Ordinary Shares, which constitute part of the consideration issuable to SPAC Sponsor pursuant to the Business Combination Agreement, which shares shall constitute the aggregate sum of each PIPE Investor’s Pro Rata Downside Protection Shares hereunder, as set forth in Annex A hereto.
(y)   “Effective Downside Protection Shares” shall mean, as applicable to each respective PIPE Investor: either (i) such PIPE Investor’s Required Downside Protection Shares, in case the number of such PIPE Investor’s Pro Rata Downside Protection Shares is greater than the number of such PIPE Investor’s Required Downside Protection Shares; or (ii) such PIPE Investor’s Pro Rata Downside Protection Shares, in case the number of such PIPE Investor’s Pro Rata Downside Protection Shares is lower than or equal to the number of such PIPE Investor’s Required Downside Protection Shares.
(z)   “Elected Forfeiture Event” shall have the meaning set forth in Section 3(a)(ii).
(aa)   “Eligibility Notice” shall have the meaning set forth in Section 2(c).
(bb)   “Eligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(cc)   “Ineligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(dd)   “Initial Agreement” shall have the meaning set forth in the recitals hereto.
(ee)   “Investor Investment Return” shall mean, for each PIPE Investor, an absolute return in U.S. dollars, as determined by SPAC Sponsor in accordance with the relevant formula included in Annex B.
(ff)   “Lock-up Period” shall mean, for each PIPE Investor, the period starting on the Measurement Date and ending on the earlier of (i) such PIPE Investor being deemed an Ineligible PIPE Investor, (ii) the occurrence of an Elected Forfeiture Event, (iii) a failure to consummate the sale of the relevant Eligible PIPE Investor’s securities (x) in the case of the Company Shareholder’s Acquisition Option, by the relevant Acquisition Option Deadline or (y) by a Block Trade Deadline, or (iv) the consummation of a sale pursuant to the Company Shareholder’s Acquisition Option, SPAC Sponsor’s Acquisition Option or a Block Trade.
(gg)   “Non-Redeeming Shareholder” shall have the meaning set forth in the recitals hereto.
(hh)   “Non-Permitted Holder” shall mean any Person that directly or indirectly beneficially holds more than a 30% interest in a Competitor.
(ii)   “Measurement Date” shall mean the day of the 30-month anniversary of the Closing Date.

(jj)   “Measurement Period” shall mean the period starting on the Closing Date and ending on the Measurement Date.
(kk)   “Party” or “Parties” shall have the meaning set forth in the preamble hereto.
(ll)   “PIPE Investors” shall have the meaning set forth in the recitals hereto.
(mm)   “Pro Rata Downside Protection Shares” shall mean, with respect to each PIPE Investor, the proportion of Downside Protection Shares assigned to such PIPE Investor and as set forth next to such PIPE Investor’s name in Annex A.
(nn)   “Protected Shares” shall mean the lowest Daily Measurement Period Position during the Measurement Period.
(oo)   “Purchase Price” shall have the meaning set forth in Section 3(d)(ii).
(pp)   “Required Downside Protection Shares” shall mean, for each PIPE Investor, a certain number of New PubCo Class A Ordinary Shares as determined by SPAC Sponsor in accordance with the following formula:
(qq)   “Share Threshold” shall mean, for each PIPE Investor, a number of New PubCo Class A Ordinary Shares representing 50% of the number of New PubCo Class A Ordinary Shares held by such PIPE Investor immediately after Closing (subject to adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Class A Ordinary Shares subsequent to the Closing Date).
(rr)   “Shareholder Non-Redemption Agreement” shall have the meaning set forth in the recitals hereto.
(ss)   “SPAC Sponsor’s Acquisition Option” shall have the meaning set forth in Section 3(c)(i)(1).
(tt)   “SPAC Sponsor Exercise Notice” shall have the meaning set forth in Section 3(c)(i).
(uu)   “Subscriber” shall have the meaning set forth in the recitals hereto.
(vv)   “Subscription Agreement” shall have the meaning set forth in the recitals hereof.
(ww)   “Supplemental Request” shall have the meaning set forth in Section 2(b).
(xx)   “Supplemental Request Deadline” shall have the meaning set forth in Section 2(b).
(yy)   “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(zz)   “Warrants” shall have the meaning set forth in the recitals hereto.
2.   Downside Protection Eligibility.
(a)   No later than five (5) days following the Measurement Date (the “Calculation Information Deadline”), each PIPE Investor shall deliver, in writing, to SPAC Sponsor the following information (collectively, the “Calculation Information”):

(i)   the number of New PubCo Class A Ordinary Shares held by such PIPE Investor, of record or in street name, as of the close of trading on each trading day during the Measurement Period (excluding, for the avoidance of doubt, any shares of New PubCo Class A Ordinary Shares beneficially owned through any warrants, convertible notes or any other convertible or exercisable equity security of New PubCo, including any Warrants) (each such daily position, the “Daily Measurement Period Position”);
(ii)   the number of Warrants held by such PIPE Investor as of the Measurement Date;
(iii)   information about any and all Transfers of, and trading activity in respect of, any and all Warrants held by such PIPE Investor during the Measurement Period; and
(iv)   information about any exercise (cashless or not) of Warrants by such PIPE Investor during the Measurement Period.
(b)   Within five (5) days following receipt of the Calculation Information, SPAC Sponsor shall determine whether any additional information from such PIPE Investor is reasonably necessary in order for SPAC Sponsor to perform its responsibilities hereunder, in which case SPAC Sponsor shall request, in writing and within such five-day period, such reasonable outstanding information from the applicable PIPE Investor (the “Supplemental Request”), and such PIPE Investor shall deliver, in writing, to SPAC Sponsor all information subject to such Supplemental Request within five (5) days of receipt of the Supplemental Request or within a time frame to be mutually agreed by the Parties if the Supplemental Request is burdensome to such PIPE Investor (the “Supplemental Request Deadline”).
For purposes of this Agreement, (i) the term “Calculation Information” shall be interpreted to include any information provided by such PIPE Investor in accordance with Section 2(a) and shall include all information provided in response to a Supplemental Request in accordance with this Section 2(b), if any.
(c)   Promptly upon receipt of the Calculation Information, SPAC Sponsor shall determine, for each PIPE Investor, based on the Calculation Information and/or other information available to SPAC Sponsor, whether each Daily Measurement Period Position was greater than the Share Threshold, in which case SPAC Sponsor shall promptly provide notice (the “Eligibility Notice”), in writing, to the respective PIPE Investor and the Company Shareholder that such PIPE Investor shall be deemed to qualify for the Downside Protection in accordance with the terms and conditions of this Agreement (such qualifying PIPE Investor, an “Above Threshold PIPE Investor”) and informing the respective PIPE Investor and the Company Shareholder of such PIPE Investor’s applicable number of Protected Shares. To the contrary, if any Daily Measurement Period Position of a PIPE Investor was equal to or lower than the Share Threshold, SPAC Sponsor shall promptly provide notice, in writing, to the respective PIPE Investor and the Company Shareholder that such PIPE Investor shall be deemed not to qualify for any Downside Protection in accordance with the terms and conditions of this Agreement.
(d)   Those PIPE Investors that (i) timely provide the Calculation Information in accordance with this Agreement and (ii) based on the Calculation Information, are Above Threshold PIPE Investors, shall be deemed “Eligible PIPE Investors” for the purposes of this Agreement. All PIPE Investors that (i) fail to timely provide the Calculation Information in accordance with this Agreement to SPAC Sponsor by the Calculation Information Deadline and the Supplemental Request Deadline, as the case may be, or (ii) based on the Calculation Information are not Above Threshold Investors, shall be deemed “Ineligible PIPE Investors” for purposes of this Agreement. Each Ineligible PIPE Investor irrevocably forfeits, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(e)   Each of the Parties hereby acknowledges and agrees that (i) any or all of the Downside Protection Shares shall be transferred to an Eligible PIPE Investor only in accordance with the terms and provisions of this Agreement, and (ii) under no circumstances shall any PIPE Investor be transferred a number of Downside Protection Shares in excess of an Eligible PIPE Investor’s Pro Rata Downside Protection Shares.

3.   Downside Protection Exercise.
(a)   Eligible PIPE Investor’s Option
(i)   Within five (5) days following receipt of the Eligibility Notice by the relevant Eligible PIPE Investor, such Eligible PIPE Investor shall deliver, to each of the Company Shareholder and SPAC Sponsor written notice (the “Downside Protection Exercise Notice”) irrevocably stating such Eligible PIPE Investor’s election (x) to exercise or (y) not to exercise its Downside Protection rights pursuant to this Agreement.
For the avoidance of doubt, the Downside Protection Exercise Notice shall not be valid, and be deemed void, if it is not sent in writing both to SPAC Sponsor and the Company Shareholder within the required period.
(ii)   If an Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice not to exercise its Downside Protection rights pursuant to this Agreement or fails to timely deliver the Downside Protection Exercise Notice pursuant to the five-day deadline provided for in Section 3(a)(i) (each such event, an “Elected Forfeiture Event”), then such Eligible PIPE Investor’s rights to any Downside Protection pursuant to this Agreement, including to any of such Eligible PIPE Investor’s Pro Rata Downside Protection Shares, shall be immediately, automatically and irrevocably forfeited without further action by any of the Parties.
(b)   Company Shareholder’s Acquisition Option
(i)   If an Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice to exercise its Downside Protection rights pursuant to this Agreement, then the Company Shareholder shall have the right but not the obligation to deliver, within five (5) days following receipt of the respective Downside Protection Exercise Notice (the “Company Shareholder Election Period”), to any such Eligible PIPE Investor and SPAC Sponsor written notice (the “Company Shareholder Exercise Notice”) irrevocably electing to purchase either none or all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “Company Shareholder’s Acquisition Option”). Failure by the Company Shareholder to make an election on the terms and pursuant to this Section 3(b)(i), including within the Company Shareholder Election Period, shall constitute an election not to exercise the Company Shareholder’s Acquisition Option and, therefore, not to purchase such Eligible Investor’s Protected Shares.
(ii)   If the Company Shareholder exercises the Company Shareholder’s Acquisition Option, the Company Shareholder shall purchase all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   For the avoidance of doubt:
(1)   if the Company Shareholder exercises the Company Shareholder’s Acquisition Option and the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the Company Shareholder or such Eligible PIPE Investor or as a result of circumstances outside their control), the relevant Eligible PIPE Investor’s Protected Shares shall no longer be transferred to the Company Shareholder pursuant to the Company Shareholder’s Acquisition Option, and the procedures set forth in Section 3(c) shall apply; and
(2)   the Company Shareholder’s exercise of the Company Shareholder’s Acquisition Option in respect of a certain Eligible PIPE Investor (i) shall not be deemed an exercise by the Company Shareholder of the Company Shareholder’s Acquisition Option in respect of any other Eligible PIPE Investor, (ii) shall in no way oblige the Company Shareholder to exercise the Company Shareholder’s Acquisition Option in respect of any other Eligible PIPE Investor, and (iii) shall not result in any right of any other Eligible PIPE Investor of any nature whatsoever.
(c)   SPAC Sponsor’s Options
(i)   If the Company Shareholder does not exercise the Company Shareholder’s Acquisition Option in respect of a certain Eligible PIPE Investor (explicitly or by not timely exercising its right within the Company Shareholder Election Period) or if the Company Shareholder exercises the Company Shareholder’s Acquisition Option but the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline pursuant to Section 3(b)(iii)(1) above, SPAC Sponsor shall, within five (5) days following such Company Shareholder Exercise Notice, the lapse of the Company Shareholder Election Period or, in case of Section 3(b)(iii)(1), the relevant Acquisition Option Deadline, as applicable, deliver to such Eligible PIPE Investor and the Company Shareholder written notice (the “SPAC Sponsor Exercise Notice”) irrevocably electing to:
(1)   purchase either none or all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “SPAC Sponsor’s Acquisition Option”); or
(2)   facilitate a Block Trade, with such Block Trade to occur in accordance with the procedures and upon the terms set forth in Section 3(e).
For the avoidance of doubt, failure by SPAC Sponsor to make a timely election pursuant to this Section 3(c) within the election period shall constitute an election to facilitate a Block Trade pursuant to sub clause (2) above.
(ii)   If SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option, SPAC Sponsor shall purchase all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade, SPAC Sponsor shall have up to 150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice (the “Block Trade Deadline”) to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the relevant Eligible PIPE Investor and the Block Trade Purchaser.
(iv)   For the avoidance of doubt,
(1)   if the SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option and the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the SPAC Sponsor or such Eligible PIPE Investor or as a result of circumstances outside their control), SPAC Sponsor shall be required to engage in the facilitation of a Block Trade, with any such Block Trade to occur in accordance with the procedures and upon the terms set forth in Section 3(e); and
(2)   the SPAC Sponsor’s exercise of the SPAC Sponsor’s Acquisition Option in respect of a certain Eligible PIPE Investor (i) shall not be deemed an exercise by SPAC Sponsor of the SPAC Sponsor’s Acquisition Option in respect of any other Eligible PIPE Investor, (ii) and shall in no way oblige SPAC Sponsor to exercise the SPAC Sponsor’s Acquisition Option in respect of any other Eligible PIPE Investor, and (iii) shall not result in any right of any other Eligible PIPE Investor of any nature whatsoever.

(d)   Acquisition Option
(i)   In connection with the exercise of the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, respectively, shall include reasonably detailed information about the following items:
(1)   the Purchase Price, which shall be paid by the Company Shareholder or SPAC Sponsor, as the case may be, in immediate available funds to the relevant Eligible PIPE Investor in consideration of the transfer of such Eligible PIPE Investor’s New PubCo Class A Ordinary Shares subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, in each case to be consummated on the Acquisition Option Closing Day;
(2)   the date on which the purchase subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, is expected to close (the “Acquisition Option Closing Day”), which shall in no event be later than 30 (thirty) days following the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, as the case may be (the “Acquisition Option Deadline”); provided that the Acquisition Option Deadline shall be automatically extended for an additional ninety (90)-day period if the only condition that remains pending for the consummation of the purchase is a regulatory condition, and
(3)   any other material procedural matters relating to such transaction.
(ii)   The purchase price payable on the Acquisition Option Closing Day for the Protected Shares shall be the CPI Return (the “Purchase Price”).
(e)   Block Trade
(i)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade or if SPAC Sponsor shall facilitate a Block Trade pursuant to Section 3(c)(iv)(1), the relevant Eligible PIPE Investor acknowledges and agrees that SPAC Sponsor shall have up to 150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the relevant Eligible PIPE Investor and the Block Trade Purchaser.
(ii)   In connection with a Block Trade, New PubCo shall, to the extent requested in writing by the SPAC Sponsor, as promptly as possible, undertake commercially reasonable efforts to, among other things:
(1)   provide such support and take such actions as may be necessary or reasonably useful to SPAC Sponsor or any designee to facilitate a Block Trade, including filings of relevant documentation with the SEC or other authorities and participations in marketing efforts (including any investor meetings, among other actions); provided that New PubCo shall not be required to participate in, and if initiated shall immediately cease, any marketing efforts in case the Block Trade Purchaser in a contemplated Block Trade is a Non-Permitted Holder; and
(2)   furnish to SPAC Sponsor or any designee, for use in connection with a Block Trade, such information with respect to New PubCo reasonably required by applicable law or otherwise as SPAC Sponsor or any designee may reasonably request.
(iii)   In connection with a Block Trade, as promptly as practicable following the SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, SPAC Sponsor shall engage a financial advisor and a legal advisor for itself for the duration of the process of such Block Trade to assist with such Block Trade and shall notify, in writing, the relevant Eligible PIPE Investor of such engagement and the expected timetable for a Block Trade.
For the avoidance of doubt, (i) in case a Block Trade results in such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being equal to or greater than the CPI Return of such Eligible PIPE Investor, then the relevant Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses, or (ii) in case a Block Trade results in such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being lower than the CPI Return of such Eligible PIPE Investor, then (x) SPAC Sponsor shall transfer such number of additional Pro Rata Downside Protection Shares of such Eligible PIPE Investor to such Eligible PIPE Investor in connection with the closing of such Block Trade, with such shares being valued at the relevant Block Trade Price, in order for such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price, any Block Trade Fees and Expenses and such additional shares, to be equal to or as close as possible to the CPI Return of such Eligible PIPE Investor, and (y) the relevant Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses.
(iv)   If such Eligible PIPE Investor and such Block Trade Purchaser agree to the terms of a Block Trade, including the Block Trade Price, by executing the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, SPAC Sponsor shall:
(1)   promptly following the determination of such Block Trade Price and by no later than the execution of the sale / purchase agreement and other Block Trade transaction agreements, (x) calculate such Eligible PIPE Investor’s Investor Investment Return, considering such Block Trade Price; (y) calculate the CPI Return of such Eligible PIPE Investor; and (z) perform a comparison of the Investor Investment Return against such CPI Return in order to determine the number of Required Downside Protection Shares of such Eligible PIPE Investor, if any, in accordance with the definitions and formulas set forth in this Agreement, including in Annex B hereto;
(2)   promptly following such determination under sub clause (1), deliver written notice to such Eligible PIPE Investor setting forth (x) the number of Required Downside Protection Shares of such Eligible PIPE Investor, (y) the number of Effective Downside Protection Shares of such Eligible PIPE Investor; and (z) all relevant records, work papers and calculations used in connection with such determination under sub clause (1); and
(3)   transfer the Effective Downside Protection Shares, if any, to such Eligible PIPE Investor in connection with the closing of such Block Trade, which Effective Downside Protection Shares, if any, will be transferred by such Eligible PIPE Investor to such Block Trade Purchaser as part of the Block Trade Securities in connection with the closing of such Block Trade.
(v)   Subject to Section 3(e)(vi), (x) if one or more Block Trades are proposed to such Eligible PIPE Investor prior to the Block Trade Deadline and such Eligible PIPE Investor rejects the terms of such proposed Block Trade(s) or (y) the parties to such Block Trade(s) otherwise fail to execute the sale / purchase agreement(s) and other Block Trade transaction agreements by the Block Trade Deadline or (z) Block Trades are otherwise neither available nor consummated, then
(1)   no Block Trade shall occur;
(2)   if the Block Trade is not consummated exclusively due to fault of, or rejection by, the Eligible PIPE Investor, such Eligible PIPE Investor shall reimburse SPAC Sponsor for any costs and expenses related to such Block Trade(s), if any; and
(3)   SPAC Sponsor shall transfer, within no later than 15 (fifteen) days following the Block Trade Deadline, all of such Eligible PIPE Investor’s Pro Rata Downside Protection Shares to such Eligible PIPE Investor.

(vi)   Notwithstanding anything to the contrary herein, including Section 3(e)(v), the relevant Eligible PIPE Investor shall not be permitted to reject the Block Trade Price of a proposed Block Trade, in case such Eligible PIPE Investor’s return in connection with the proposed Block Trade, considering (1) the Investor Investment Return considering the Block Trade Price and (2) the transfer of the Effective Downside Protection Shares to such Eligible PIPE Investor in connection with the closing of the proposed Block Trade, is equal to or greater than the CPI Return. In case such Eligible PIPE Investor nevertheless rejects such Block Trade and fails to execute the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, in each case based solely on the proposed Block Trade Price, then (1) no Block Trade shall occur and (2) such Eligible PIPE Investor shall irrevocably forfeit, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(vii)   Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 of the Investors Rights Agreement shall not apply to a Block Trade pursuant to this Agreement.
(viii)   For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement or elsewhere, neither the PIPE Investor (in connection with a Block Trade) nor the SPAC Sponsor (in connection with the transfer of any Downside Protection Shares) shall be allowed to transfer or assign any of the rights of (x) the transferring PIPE Investor under the relevant Subscription Agreement, the Investor Rights Agreement or the Articles, if any, or (y) the SPAC Sponsor under the Investor Rights Agreement or the Articles.
4.    Lock-up Restrictions.
(a)   Except as expressly contemplated by this Agreement or with the prior written consent of both the Company Shareholder and SPAC Sponsor, during the Lock-up Period, each Eligible PIPE Investor agrees that it, he or she shall not Transfer any New PubCo Class A Ordinary Shares.
(b)   For the avoidance of doubt, any such Transfer by a PIPE Investor during Lock-up Period shall automatically and irrevocably cause the cancellation of such PIPE Investor’s Downside Protection rights pursuant to this Agreement, without any burden to such PIPE Investor other than the cancellation of its Downside Protection rights pursuant to this Agreement.
5.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
6.   Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):
(a)   if to a PIPE Investor, to such address or addresses set forth on the signature page hereto;
(b)   if to SPAC Sponsor, to:
c/o SPAC Sponsor
HPX Capital Partners LLC.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com;
maxim.mayercesiano@skadden.com

(c)   if to the Company Shareholder, to:
c/o Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1088,
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice)::
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

(d)   if to New PubCo, to:
c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

7.   Corrections.   In the event of any ambiguity respecting any term or terms hereof, the Parties agree to construe and interpret such ambiguity in good faith in such a way as is appropriate to ensure its enforceability and viability. The Parties agree to work together in good faith to correct any provisions of the Agreement that are discovered to be incomplete, erroneous or inaccurate. Any necessary or advisable changes to the Agreement language or provisions deriving therefrom shall promptly be made by the Parties.
8.   Termination.   This Agreement shall terminate, with respect to each PIPE Investor, upon the earlier to occur of the following: (x) such PIPE Investor being deemed an Ineligible PIPE Investor, (y) the occurrence of an Elected Forfeiture Event with respect to such PIPE Investor or (z) the transactions contemplated pursuant to Sections 3(b), 3(c), 3(d) and/or 3(e) with respect to such PIPE Investor, as applicable, have been completed in accordance with their respective terms.
9.   Incorporation by Reference.   Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: OPPORTUNITY AGRO FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR
herein represented by Opportunity Private Equity Gestora de Recursos Ltda.
By:
/s/ Eduardo de Britto Pereira Azevedo

Name: Eduardo de Britto Pereira Azevedo
Title: Director
By:
/s/ Leonardo Guimarães Pinto

Name: Leonardo Guimarães Pinto
Title: Director
Business Address / Street: Rua Visconde de Pirajá, No. 351, 14th floor (part), Ipanema
City, State: City of Rio de Janeiro, State of Rio de Janeiro
ZIP Code: 22410-906
Country: Brazil
Attention: Eduardo Azevedo; Leonardo Pinto; Victor Almeida
Telephone: + 55 21 3804-3700
E-Mail Address: gr.gestaoenovosnegocios@opportunity.com.br
c/c: gr.juridicoasset@opportunity.com.br
Facsimile: N/A
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: XP GESTÃO DE RECURSOS LTDA.
By:
/s/ Marcos Peixoto

Name: Marcos Peixoto
Title: Director of XP Gestão
By:
/s/ Gabriel Xavier

Name: Gabriel Xavier
Title: Attorney-in-fact
Business Address / Street: Avenida Juscelino Kubitschek, No. 1,909, Torre Sul, 30th floor
City, State: São Paulo, SP
ZIP Code: 04543-907
Country: Brazil
Attention: Marcos Peixoto
Telephone:
E-Mail Address: marcos.peixoto@xpasset.com.br
Facsimile:
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: CYGNUS FUND ICON
By:
/s/ Candice Murton

Deltec Fund Governors Ltd
Name: Candice Murton
Title: Director
By:
/s/ Valencia Barr

Deltec Fund Governors Ltd
Name: Valencia Barr
Title: Director
Business Address / Street:
City, State:
ZIP Code:
Country:
Attention:
Telephone:
E-Mail Address:
Facsimile:
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: GANNETT PEEK LIMITED
By:
/s/ Yvette L.M. Plakaris

Baraterre Limited
Name: Yvette L.M. Plakaris
Title: Director
By:
/s/ Kizere Simmons

Tarpumbay Limited
Name: Kizere Simmons
Title: Director
Business Address / Street: c/o JPMorgan Trust Company (Bahamas) Limited, Bahamas Financial Centre, 2/F, Shirley & Charlotte Streets,
City, State: Nassau
ZIP Code:
Country: Bahamas
Attention: Kizere Simmons
Telephone: +242-356-1354
E-Mail Address: PB&IM_NAO_BRAZIL@jpmchase.com
Facsimile:
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: GENOME FUND INC.
By:
/s/ Tulio Barbosa

Name: Tulio Barbosa
Business Address / Street: Rua Joaquim Floriano 72-201
City, State: São Paulo, SP
ZIP Code: 04534-000
Country: Brazil
Attention: Tulio Barbosa
Telephone: xx
E-Mail Address: tulio.barbosa@toruspar.com
Facsimile: xx
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: TUCHOLA INVESTMENTS INC.
By:
/s/ Yvette L.M. Plakaris

Baraterre Limited
Name: Yvette L.M. Plakaris
Title: Director
By:
/s/ Kizere Simmons

Tarpumbay Limited
Name: Kizere Simmons
Title: Director
Business Address / Street: c/o JPMorgan Trust Company (Bahamas) Limited, Bahamas Financial Centre, 2/F, Shirley & Charlotte Streets,
City, State: Nassau
ZIP Code:
Country: Bahamas
Attention: Kizere Simmons
Telephone: +242-356-1354
E-Mail Address: PB&IM_NAO_BRAZIL@jpmchase.com
Facsimile:
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, New PubCo, Company Shareholder and SPAC Sponsor have caused this Agreement, as amended and restated, to be duly executed as of the day and year first above written.
HPX CAPITAL PARTNERS LLC
By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Managing Member

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A., only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof
By:
/s/ Luciana Freire Barca Nascimento

Name:
Luciana Freire Barca Nascimento

Title:
Officer

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Officer

AMBIPAR EMERGENCY RESPONSE, only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof
By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

[Signature Page to Downside Protection Agreement]

ANNEX A
PIPE Investor	Pro Rata Downside Protection Shares
Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior	808,500
XP Gestão de Recursos Ltda.	24,150
Cygnus Fund Icon	14,490
Gannett Peek Limited	4,830
Genome Fund Inc.	9,660
Tuchola Investments Inc.	4,830

ANNEX B
i.
Calculation of CPI Return

ii.
Calculation of Investor Investment Return

iii.
“WVWAP” shall mean the daily volume-weighted average prices for the Warrants, on its primary exchange, as reported on Bloomberg for the period from the scheduled open of trading to the scheduled close of trading, or, if not reported thereby, as reported by any other authoritative source, as determined by SPAC Sponsor in accordance with the following formula, calculated for each of the 180 (one hundred eighty) consecutive complete trading days starting with the first trading day following the day of the 24-month anniversary of the Closing Date and ending with the 180th (one hundred eightieth) trading day thereafter.

Where:
•
i represents a given day

•
Volumei is the volume of a given day

•
Pricei is the VWAP of such day

iv.
“Warrant Operations” shall mean the Profitable Warrant Trade plus the Profitable Warrant Exercise.

v.
“Warrants Position” shall mean the amount of Warrants held by the Eligible PIPE Investor on the Measurement Date.

vi.
“Warrant Sale Price” shall mean the price for which the Eligible PIPE Investor sold the Warrants.

vii.
“Warrants Sold” shall mean all Warrants that the Eligible PIPE Investor has sold during the Measurement Period.

viii.
“New PubCo Share Price” shall mean the respective trading price for the New PubCo Class A Ordinary Shares as reported on Bloomberg.

ix.
“Profitable Warrant Trade” shall mean the (i) Warrants Sold multiplied by the Warrant Sale Price multiplied (ii) by the CPI Return. If more than one trade has occurred during the Measurement Period, factor (i) should be calculated separately for each trade and then the results summed before multiplying by factor (ii). For example, if trade1 and trade2 occur, then the Profitable Warrant Trade would be calculated as follows: [(trade1 Warrant Sold x trade1 Warrant Sale Price) + (trade2 Warrant Sold x trade2 Warrant Sale Price)] x CPI.

x.
“Profitable Warrant Exercise” shall mean: (i) the New PubCo Share Price minus the exercise price of $11.50 multiplied by (ii) the quantity of Warrants the Eligible PIPE Investor decides to exercise multiplied by the CPI Return.

Annex P
DOWNSIDE PROTECTION AGREEMENT
THIS AMENDED AND RESTATED DOWNSIDE PROTECTION AGREEMENT (this “Agreement”) is made and entered into as of November 24, 2022, between (i) only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), (ii) HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”), (iii) only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof, Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Company Shareholder”), and (iv) Trend HPX SPAC FIA IE, represented by its investment manager XP Allocation Asset Management Ltda. (“XP” or the “PIPE Investor”). Each of the PIPE Investor, the Company Shareholder (with respect to the provisions listed in the preceding sentence only), New PubCo (with respect to the provisions listed in the preceding sentence only) and SPAC Sponsor are individually referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, a Downside Protection Agreement (which is hereby amended and restated) was initially entered into by and among the Parties as of July 5, 2022 (the “Initial Agreement”) and the Parties hereby wish to amend and restate the Initial Agreement pursuant to the terms hereof;
WHEREAS, this Agreement is (and the Initial Agreement was) entered into in connection with the Business Combination Agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), by and among New PubCo, the Company Shareholder, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, on the terms and subject to the conditions set forth therein;
WHEREAS, SPAC, New PubCo and the PIPE Investor have entered into a certain Shareholder Non-Redemption Agreement, dated as of July 5, 2022 (the “XP Non-Redemption Agreement”), pursuant to which, among other things, XP has committed not to redeem the SPAC Shares of which they are the record and beneficial owners in connection with any Extension to occur on or prior to July 15, 2022, on the terms and conditions set forth therein;
WHEREAS, SPAC, New PubCo and certain investors (each a “Subscriber”) have entered into certain Subscription Agreements (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”) pursuant to which each Subscriber agreed to subscribe for the respective number of New PubCo Class A Ordinary Shares and of warrants to purchase one New PubCo Class A Ordinary Share (the “Warrants”) as set forth therein, to be consummated on the Closing Date. For purposes of this Agreement, the Company Shareholder, which is a signatory of the Company Shareholder Subscription Agreement, shall not be deemed a Subscriber;
WHEREAS, subject to the terms and conditions set forth herein, SPAC Sponsor is providing the PIPE Investor with certain downside protection rights (the “Downside Protection”); and
WHEREAS, SPAC Sponsor acknowledges and agrees that the PIPE Investor would not have entered into and agreed to consummate the transactions contemplated by the XP Non-Redemption Agreement without the Parties entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby amend and restate the Initial Agreement agree as follows:

1.   Defined Terms.   For purposes of this Agreement, the following capitalized terms have the following meanings:
(a)   “Above Threshold PIPE Investor” shall have the meaning set forth in Section 2(c).
(b)   “Acquired Shares” shall have the meaning ascribed to the term “Subject HPX Equity Securities” in the XP Non-Redemption Agreement, the relevant date for determination being the Closing Date.
(c)   “Acquisition Option Closing Day” shall have the meaning set forth in Section 3(d)(i)(2).
(d)   “Acquisition Option Deadline” shall have the meaning set forth in Section 3(d)(i)(2).
(e)   “Additional Shares” shall have the meaning ascribed to the term “New PubCo Class A Ordinary Shares” in the XP Non-Redemption Agreement.
(f)   “Agreement” shall have the meaning set forth in the preamble hereto.
(g)   “Block Trade” shall mean an offering and/or sale of the Block Trade Securities on a block trade or underwritten basis (whether firm commitment or otherwise), including, without limitation, a same day trade, overnight trade or similar transaction, to a third party other than New PubCo, the Company Shareholder, SPAC Sponsor or any of their respective Affiliates.
(h)   “Block Trade Deadline” shall have the meaning set forth in Section 3(c)(iii).
(i)   “Block Trade Fees and Expenses” shall mean any reasonable and documented fees and expenses incurred (including by New PubCo) in connection with the facilitation, support and assistance of a Block Trade, including filing fees, printing fees, legal and auditor fees and travel expenses.
(j)   “Block Trade Price” shall mean the purchase price payable by the relevant Block Trade Purchaser for the relevant Block Trade Securities.
(k)   “Block Trade Purchaser” shall mean one or more third parties acquiring the Block Trade Securities in a Block Trade in accordance with the terms and conditions set forth herein.
(l)   “Block Trade Securities” shall mean all of the New PubCo Class A Ordinary Shares and the Warrants held by the Eligible PIPE Investor as of the Measurement Date, plus the number of Effective Downside Protection Shares, if any.
(m)   “Calculation Information” shall have the meaning set forth in Section 2(a).
(n)   “Calculation Information Deadline” shall have the meaning set forth in Section 2(a).
(o)   “Company Shareholder’s Acquisition Option” shall have the meaning set forth in Section 3(b)(i).
(p)   “Company Shareholder Election Period” shall have the meaning set forth in Section 3(b)(i).
(q)   “Company Shareholder Exercise Notice” shall have the meaning set forth in Section 3(b)(i).
(r)   “Competitor” shall mean any Person that competes with or which is affiliated with a Person whose principal operations compete with New PubCo’s business from time to time.
(s)   “CPI” shall mean the Consumer Price Index for All Urban Consumers, seasonally adjusted, published by the Bureau of Labor Statistics, 1982-84=100, that measures changes in U.S. consumer prices based on a representative basket of goods and services, 1982-84=100, or any successor to such index, appropriately adjusted, or if no such index or successor index shall be published, such similar index, appropriately adjusted, as shall reasonably be designated by SPAC Sponsor.
(t)   “CPI Return” shall mean, for the PIPE Investor, an absolute return in U.S. dollars equal to (i) the Acquired Shares multiplied by (ii) the Per Share Subscription Price (as defined in the Subscription Agreements) multiplied by (iii) a fraction (x) the numerator of which is the CPI for the month immediately prior to the Measurement Date and (y) the denominator of which is the CPI for the month of the Closing Date (in order to adjust subscription price paid for inflation since the Closing Date), multiplied by (iv) a fraction (x) the numerator of which is the Protected Shares and (y) the denominator of which is the sum of Acquired Shares and Additional Shares; provided that such fraction shall under no circumstances exceed one (1), as determined by SPAC Sponsor in accordance with the formula set forth in Annex B.
(u)   “Daily Measurement Period Position” shall have the meaning set forth in Section 2(a)(i).
(v)   “Downside Protection” shall have the meaning set forth in the recitals hereto.
(w)   “Downside Protection Exercise Notice” shall have the meaning set forth in Section 3(a)(i).
(x)   “Downside Protection Shares” shall mean a total of up to 1,050,000 New PubCo Class A Ordinary Shares, which constitute part of the consideration issuable to SPAC Sponsor pursuant to the Business Combination Agreement.
(y)   “Effective Downside Protection Shares” shall mean either (i) the PIPE Investor’s Required Downside Protection Shares, in case the number of the PIPE Investor’s Pro Rata Downside Protection Shares is greater than the number of the PIPE Investor’s Required Downside Protection Shares; or (ii) the PIPE Investor’s Pro Rata Downside Protection Shares, in case the number of the PIPE Investor’s Pro Rata Downside Protection Shares is lower than or equal to the number of the PIPE Investor’s Required Downside Protection Shares.
(z)   “Elected Forfeiture Event” shall have the meaning set forth in Section 3(a)(ii).
(aa)   “Eligibility Notice” shall have the meaning set forth in Section 2(c).
(bb)   “Eligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(cc)   “Ineligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(dd)   “Initial Agreement” shall have the meaning set forth in the recitals hereto.
(ee)   “Investor Investment Return” shall mean an absolute return in U.S. dollars, as determined by SPAC Sponsor in accordance with the relevant formula included in Annex B.
(ff)   “Lock-up Period” shall mean the period starting on the Measurement Date and ending on the earlier of (i) the PIPE Investor being deemed an Ineligible PIPE Investor, (ii) the occurrence of an Elected Forfeiture Event, (iii) a failure to consummate the sale of the Eligible PIPE Investor’s securities (x) in the case of the Company Shareholder’s Acquisition Option, by the relevant Acquisition Option Deadline or (y) by a Block Trade Deadline, or (iv) the consummation of a sale pursuant to the Company Shareholder’s Acquisition Option, SPAC Sponsor’s Acquisition Option or a Block Trade.
(gg)   “Measurement Date” shall mean the day of the 30-month anniversary of the Closing Date.
(hh)   “Measurement Period” shall mean the period starting on the Closing Date and ending on the Measurement Date.
(ii)   “Non-Permitted Holder” shall mean any Person that directly or indirectly beneficially holds more than a 30% interest in a Competitor.
(jj)   “Party” or “Parties” shall have the meaning set forth in the preamble hereto.
(kk)   “PIPE Investors” shall have the meaning set forth in the recitals hereto.
(ll)   “Pro Rata Downside Protection Shares” shall mean the proportion of Downside Protection Shares assigned to the PIPE Investor and as set forth next to the PIPE Investor’s name in Annex A; provided that the total number of Pro Rata Downside Protection Shares to which the PIPE Investor is entitled pursuant to the terms and conditions of this Agreement shall be determined by SPAC Sponsor immediately following the Special Meeting by multiplying (i) the number of Pro Rata Downside Protection Shares set forth next to the PIPE Investor’s name in Annex A by (ii) the ratio of (x) Consenting Shares (as defined in the XP Non-Redemption Agreement) divided by (y) 1,300,000 HPX Shares (as defined in the XP Non-Redemption Agreement); provided, further, that the number of Pro Rata Downside Protection Shares to which the PIPE Investor shall be entitled pursuant to the terms and conditions of this Agreement shall, under no circumstances, exceed the number of Pro Rata Downside Protection Shares set forth next to the PIPE Investor’s name in Annex A.
(mm)   “Protected Shares” shall mean the lowest Daily Measurement Period Position during the Measurement Period.
(nn)   “Purchase Price” shall have the meaning set forth in Section 3(d)(ii).
(oo)   “Required Downside Protection Shares” shall mean a certain number of New PubCo Class A Ordinary Shares as determined by SPAC Sponsor in accordance with the following formula:
(pp)   “Share Threshold” shall mean a number of New PubCo Class A Ordinary Shares representing 50% of the number of New PubCo Class A Ordinary Shares held by the PIPE Investor immediately after Closing (subject to adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Class A Ordinary Shares subsequent to the Closing Date).
(qq)   “SPAC Sponsor’s Acquisition Option” shall have the meaning set forth in Section 3(c)(i)(1).
(rr)   “SPAC Sponsor Exercise Notice” shall have the meaning set forth in Section 3(c)(i).
(ss)   “Subscriber” shall have the meaning set forth in the recitals hereto.
(tt)   “Subscription Agreement” shall have the meaning set forth in the recitals hereof.
(uu)   “Supplemental Request” shall have the meaning set forth in Section 2(b).
(vv)   “Supplemental Request Deadline” shall have the meaning set forth in Section 2(b).
(ww)   “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(xx)   “Warrants” shall have the meaning set forth in the recitals hereto.
2.   Downside Protection Eligibility.
(a)   No later than five (5) days following the Measurement Date (the “Calculation Information Deadline”), the PIPE Investor shall deliver, in writing, to SPAC Sponsor the following information (collectively, the “Calculation Information”):
(i)   the number of New PubCo Class A Ordinary Shares held by the PIPE Investor, of record or in street name, as of the close of trading on each trading day during the Measurement Period (excluding, for the avoidance of doubt, any shares of New PubCo Class A Ordinary Shares beneficially owned through any warrants, convertible notes or any other convertible or exercisable equity security of New PubCo, including any Warrants) (each such daily position, the “Daily Measurement Period Position”);
(ii)   the number of Warrants held by the PIPE Investor as of the Measurement Date;

(iii)   information about any and all Transfers of, and trading activity in respect of, any and all Warrants held by the PIPE Investor during the Measurement Period; and
(iv)   information about any exercise (cashless or not) of Warrants by the PIPE Investor during the Measurement Period.
(b)   Within five (5) days following receipt of the Calculation Information, SPAC Sponsor shall determine whether any additional information from the PIPE Investor is reasonably necessary in order for SPAC Sponsor to perform its responsibilities hereunder, in which case SPAC Sponsor shall request, in writing and within such five-day period, such reasonable outstanding information from the PIPE Investor (the “Supplemental Request”), and the PIPE Investor shall deliver, in writing, to SPAC Sponsor all information subject to such Supplemental Request within five (5) days of receipt of the Supplemental Request or within a time frame to be mutually agreed by the Parties if the Supplemental Request is burdensome to the PIPE Investor (the “Supplemental Request Deadline”).
For purposes of this Agreement, (i) the term “Calculation Information” shall be interpreted to include any information provided by the PIPE Investor in accordance with Section 2(a) and shall include all information provided in response to a Supplemental Request in accordance with this Section 2(b), if any.
(c)   Promptly upon receipt of the Calculation Information, SPAC Sponsor shall determine, for the PIPE Investor, based on the Calculation Information and/or other information available to SPAC Sponsor, whether each Daily Measurement Period Position was greater than the Share Threshold, in which case SPAC Sponsor shall promptly provide notice (the “Eligibility Notice”), in writing, to the PIPE Investor and the Company Shareholder that the PIPE Investor shall be deemed to qualify for the Downside Protection in accordance with the terms and conditions of this Agreement (such qualifying PIPE Investor, the “Above Threshold PIPE Investor”) and informing the PIPE Investor and the Company Shareholder of the PIPE Investor’s applicable number of Protected Shares. To the contrary, if any Daily Measurement Period Position of the PIPE Investor was equal to or lower than the Share Threshold, SPAC Sponsor shall promptly provide notice, in writing, to the PIPE Investor and the Company Shareholder that the PIPE Investor shall be deemed not to qualify for any Downside Protection in accordance with the terms and conditions of this Agreement.
(d)   In case the PIPE Investor (i) timely provides the Calculation Information in accordance with this Agreement and (ii) based on the Calculation Information, is an Above Threshold PIPE Investor, it shall be deemed an “Eligible PIPE Investor” for the purposes of this Agreement. In case the PIPE Investor (i) fails to timely provide the Calculation Information in accordance with this Agreement to SPAC Sponsor by the Calculation Information Deadline and the Supplemental Request Deadline, as the case may be, or (ii) based on the Calculation Information is not Above Threshold Investors, it shall be deemed an “Ineligible PIPE Investor” for purposes of this Agreement. The Ineligible PIPE Investor irrevocably forfeits, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(e)   Each of the Parties hereby acknowledges and agrees that (i) any or all of the Pro Rata Downside Protection Shares shall be transferred to the Eligible PIPE Investor only in accordance with the terms and provisions of this Agreement, and (ii) under no circumstances shall the PIPE Investor be transferred a number of Downside Protection Shares in excess of the Eligible PIPE Investor’s Pro Rata Downside Protection Shares.
3.   Downside Protection Exercise.
(a)   Eligible PIPE Investor’s Option
(i)   Within five (5) days following receipt of the Eligibility Notice by the Eligible PIPE Investor, the Eligible PIPE Investor shall deliver, to each of the Company Shareholder and SPAC Sponsor written notice (the “Downside Protection Exercise Notice”) irrevocably stating the Eligible PIPE Investor’s election (x) to exercise or (y) not to exercise its Downside Protection rights pursuant to this Agreement.

For the avoidance of doubt, the Downside Protection Exercise Notice shall not be valid, and be deemed void, if it is not sent in writing both to SPAC Sponsor and the Company Shareholder within the required period.
(ii)   If the Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice not to exercise its Downside Protection rights pursuant to this Agreement or fails to timely deliver the Downside Protection Exercise Notice pursuant to the five-day deadline provided for in Section 3(a)(i) (each such event, an “Elected Forfeiture Event”), then the Eligible PIPE Investor’s rights to any Downside Protection pursuant to this Agreement, including to any of the Eligible PIPE Investor’s Pro Rata Downside Protection Shares, shall be immediately, automatically and irrevocably forfeited without further action by any of the Parties.
(b)   Company Shareholder’s Acquisition Option
(i)   If the Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice to exercise its Downside Protection rights pursuant to this Agreement, then the Company Shareholder shall have the right but not the obligation to deliver, within five (5) days following receipt of the respective Downside Protection Exercise Notice (the “Company Shareholder Election Period”), to the Eligible PIPE Investor and SPAC Sponsor written notice (the “Company Shareholder Exercise Notice”) irrevocably electing to purchase either none or all of the Protected Shares held by the Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “Company Shareholder’s Acquisition Option”). Failure by the Company Shareholder to make an election on the terms and pursuant to this Section 3(b)(i), including within the Company Shareholder Election Period, shall constitute an election not to exercise the Company Shareholder’s Acquisition Option and, therefore, not to purchase the Eligible Investor’s Protected Shares.
(ii)   If the Company Shareholder exercises the Company Shareholder’s Acquisition Option, the Company Shareholder shall purchase all of the Protected Shares held by the Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   For the avoidance of doubt:
(1)   if the Company Shareholder exercises the Company Shareholder’s Acquisition Option and the acquisition of the Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the Company Shareholder or the Eligible PIPE Investor or as a result of circumstances outside their control), the Eligible PIPE Investor’s Protected Shares shall no longer be transferred to the Company Shareholder pursuant to the Company Shareholder’s Acquisition Option, and the procedures set forth in Section 3(c) shall apply; and
(2)   the Company Shareholder’s decision to acquire New PubCo Class A Ordinary Shares from any other shareholder of New PubCo (i) shall not be deemed an exercise by the Company Shareholder of the Company Shareholder’s Acquisition Option in respect of the Eligible PIPE Investor, (ii) shall in no way oblige the Company Shareholder to exercise the Company Shareholder’s Acquisition Option in respect of the Eligible PIPE Investor, and (iii) shall not result in any right of the Eligible PIPE Investor of any nature whatsoever.
(c)   SPAC Sponsor’s Options
(i)   If the Company Shareholder does not exercise the Company Shareholder’s Acquisition Option in respect of the Eligible PIPE Investor (explicitly or by not timely exercising its right within the Company Shareholder Election Period) or if the Company Shareholder exercises the Company Shareholder’s Acquisition Option but the acquisition of the Eligible PIPE Investor’s Protected Shares is not consummated by the Acquisition Option Deadline pursuant to Section 3(b)(iii)(1) above, SPAC Sponsor shall, within five (5) days following such Company Shareholder Exercise Notice, the lapse of the Company Shareholder Election Period or, in case of Section 3(b)(iii)(1), the

Acquisition Option Deadline, as applicable, deliver to the Eligible PIPE Investor and the Company Shareholder written notice (the “SPAC Sponsor Exercise Notice”) irrevocably electing to:
(1)   purchase either none or all of the Protected Shares held by the Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “SPAC Sponsor’s Acquisition Option”); or
(2)   facilitate a Block Trade, with such Block Trade to occur in accordance with the procedures and upon the terms set forth in Section 3(e).
For the avoidance of doubt, failure by SPAC Sponsor to make a timely election pursuant to this Section 3(c) within the election period shall constitute an election to facilitate a Block Trade pursuant to sub clause (2) above.
(ii)   If SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option, SPAC Sponsor shall purchase all of the Protected Shares held by the Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade, SPAC Sponsor shall have up to 150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice (the “Block Trade Deadline”) to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the Eligible PIPE Investor and the Block Trade Purchaser.
(iv)   For the avoidance of doubt,
(1)   if the SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option and the acquisition of the Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the SPAC Sponsor or the Eligible PIPE Investor or as a result of circumstances outside their control), SPAC Sponsor shall be required to engage in the facilitation of a Block Trade, with any such Block Trade to occur in accordance with the procedures and upon the terms set forth in Section 3(e); and
(2)   the SPAC Sponsor’s decision to acquire New PubCo Class A Ordinary Shares from any other shareholder of New PubCo (i) shall not be deemed an exercise by SPAC Sponsor of the SPAC Sponsor’s Acquisition Option in respect of the Eligible PIPE Investor, (ii) and shall in no way oblige SPAC Sponsor to exercise the SPAC Sponsor’s Acquisition Option in respect of the Eligible PIPE Investor, and (iii) shall not result in any right of the Eligible PIPE Investor of any nature whatsoever.
(d)   Acquisition Option
(i)   In connection with the exercise of the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, respectively, shall include reasonably detailed information about the following items:
(1)   the Purchase Price, which shall be paid by the Company Shareholder or SPAC Sponsor in immediate available funds to the Eligible PIPE Investor in consideration of the transfer of the Eligible PIPE Investor’s New PubCo Class A Ordinary Shares subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, in each case to be consummated on the Acquisition Option Closing Day;
(2)   the date on which the purchase subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, is expected to close (the “Acquisition Option Closing Day”), which shall in no event be later than 30 (thirty) days following the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, as the case may be (the “Acquisition Option Deadline”); provided that the Acquisition Option

Deadline shall be automatically extended for an additional ninety (90)-day period if the only condition that remains pending for the consummation of the purchase is a regulatory condition,, and
(3)   any other material procedural matters relating to such transaction.
(ii)   The purchase price payable on the Acquisition Option Closing Day for the Protected Shares shall be the CPI Return (the “Purchase Price”).
(e)   Block Trade
(i)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade or if SPAC Sponsor shall facilitate a Block Trade pursuant to Section 3(c)(iv)(1), the Eligible PIPE Investor acknowledges and agrees that SPAC Sponsor shall have up to 150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the Eligible PIPE Investor and the Block Trade Purchaser.
(ii)   In connection with a Block Trade, New PubCo shall, to the extent requested in writing by the SPAC Sponsor, as promptly as possible, undertake commercially reasonable efforts to, among other things:
(1)   provide such support and take such actions as may be necessary or reasonably useful to SPAC Sponsor or any designee to facilitate a Block Trade, including filings of relevant documentation with the SEC or other authorities and participations in marketing efforts (including any investor meetings, among other actions); provided that New PubCo shall not be required to participate in, and if initiated shall immediately cease, any marketing efforts in case the Block Trade Purchaser in a contemplated Block Trade is a Non-Permitted Holder; and
(2)   furnish to SPAC Sponsor or any designee, for use in connection with a Block Trade, such information with respect to New PubCo reasonably required by applicable law or otherwise as SPAC Sponsor or any designee may reasonably request.
(iii)   In connection with a Block Trade, as promptly as practicable following the SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, SPAC Sponsor shall engage a financial advisor and a legal advisor for itself for the duration of the process of such Block Trade to assist with such Block Trade and shall notify, in writing, the Eligible PIPE Investor of such engagement and the expected timetable for a Block Trade.
For the avoidance of doubt, (i) in case a Block Trade results in the Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being equal to or greater than the CPI Return of the Eligible PIPE Investor, then the Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses, or (ii) in case a Block Trade results in the Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being lower than the CPI Return of the Eligible PIPE Investor, then (x) SPAC Sponsor shall transfer such number of additional Pro Rata Downside Protection Shares of the Eligible PIPE Investor to the Eligible PIPE Investor in connection with the closing of such Block Trade, with such shares being valued at the relevant Block Trade Price, in order for the Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price, any Block Trade Fees and Expenses and such additional shares, to be equal to or as close as possible to the CPI Return of the Eligible PIPE Investor, and (y) the relevant Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses.
(iv)   If the Eligible PIPE Investor and such Block Trade Purchaser agree to the terms a Block Trade, including the Block Trade Price, by executing the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, SPAC Sponsor shall:

(1)   promptly following the determination of the Block Trade Price and by no later than the execution of the sale / purchase agreement and other Block Trade transaction agreements, (x) calculate the Eligible PIPE Investor’s Investor Investment Return, considering the Block Trade Price; (y) calculate the CPI Return of the Eligible PIPE Investor; and (z) perform a comparison of the Investor Investment Return against such CPI Return in order to determine the number of Required Downside Protection Shares of the Eligible PIPE Investor, if any, in accordance with the definitions and formulas set forth in this Agreement, including in Annex B hereto;
(2)   promptly following such determination under sub clause (1), deliver written notice to the Eligible PIPE Investor setting forth (x) the number of Required Downside Protection Shares of the Eligible PIPE Investor, (y) the number of Effective Downside Protection Shares of the Eligible PIPE Investor; and (z) all relevant records, work papers and calculations used in connection with such determination under sub clause (1); and
(3)   transfer the Effective Downside Protection Shares, if any, to the Eligible PIPE Investor in connection with the closing of such Block Trade, which Effective Downside Protection Shares, if any, will be transferred by the Eligible PIPE Investor to the Block Trade Purchaser as part of the Block Trade Securities in connection with the closing of such Block Trade.
(v)   Subject to Section 3(e)(vi), (x) if one or more Block Trades are proposed to the Eligible PIPE Investor prior to the Block Trade Deadline and the Eligible PIPE Investor rejects the terms of such proposed Block Trade(s) or (y) the parties to such Block Trade(s) otherwise fail to execute the sale / purchase agreement(s) and other Block Trade transaction agreements by the Block Trade Deadline or (z) Block Trades are otherwise neither available nor consummated, then
(1)   no Block Trade shall occur;
(2)   if the Block Trade is not consummated exclusively due to fault of, or rejection by, the Eligible PIPE Investor, the Eligible PIPE Investor shall reimburse SPAC Sponsor for any costs and expenses related to the Block Trade(s), if any; and
(3)   SPAC Sponsor shall transfer, within no later than 15 (fifteen) days following the Block Trade Deadline, all of the Eligible PIPE Investor’s Pro Rata Downside Protection Shares to the Eligible PIPE Investor.
(vi)   Notwithstanding anything to the contrary herein, including Section 3(e)(v), the Eligible PIPE Investor shall not be permitted to reject the Block Trade Price of a proposed Block Trade, in case the Eligible PIPE Investor’s return in connection with the proposed Block Trade, considering (1) the Investor Investment Return considering the Block Trade Price and (2) the transfer of the Effective Downside Protection Shares to the Eligible PIPE Investor in connection with the closing of the proposed Block Trade, is equal to or greater than the CPI Return. In case the Eligible PIPE Investor nevertheless rejects the Block Trade and fails to execute the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, in each case based solely on the proposed Block Trade Price, then (1) no Block Trade shall occur and (2) the Eligible PIPE Investor shall irrevocably forfeit, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(vii)   Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 of the Investors Rights Agreement shall not apply to a Block Trade pursuant to this Agreement.
(viii)   For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement or elsewhere, neither the PIPE Investor (in connection with a Block Trade) nor the SPAC Sponsor (in connection with the transfer of any Downside Protection Shares) shall be allowed to transfer or assign any of the rights of (x) the transferring PIPE Investor under the relevant Subscription Agreement, the Investor Rights Agreement or the Articles, if any, or (y) the SPAC Sponsor under the Investor Rights Agreement or the Articles.

4.   Lock-up Restrictions.
(a)   Except as expressly contemplated by this Agreement or with the prior written consent of both the Company Shareholder and SPAC Sponsor, during the Lock-up Period, the Eligible PIPE Investor agrees that it, it shall not Transfer any New PubCo Class A Ordinary Shares.
(b)   For the avoidance of doubt, any such Transfer by the PIPE Investor during Lock-up Period shall automatically and irrevocably cause the cancellation of the PIPE Investor’s Downside Protection rights pursuant to this Agreement, without any burden to the PIPE Investor other than the cancellation of its Downside Protection rights pursuant to this Agreement.
5.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
6.   Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):
(a)   if to the PIPE Investor, to such address or addresses set forth on the signature page hereto;
(b)   if to SPAC Sponsor, to:
c/o SPAC Sponsor
HPX Capital Partners LLC.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention: Carlos Piani
Email:
cpiani@hpxcorp.com

with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention: J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email:
mathias.vonbernuth@skadden.com;
maxim.mayercesiano@skadden.com

(c)   if to the Company Shareholder, to:
c/o Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1088,
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice)::
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

(d)   if to New PubCo, to:
c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

7.   Corrections.   In the event of any ambiguity respecting any term or terms hereof, the Parties agree to construe and interpret such ambiguity in good faith in such a way as is appropriate to ensure its enforceability and viability. The Parties agree to work together in good faith to correct any provisions of the Agreement that are discovered to be incomplete, erroneous or inaccurate. Any necessary or advisable changes to the Agreement language or provisions deriving therefrom shall promptly be made by the Parties.
8.   Termination.   This Agreement shall terminate, with respect to the PIPE Investor, upon the earlier to occur of the following: (x) the PIPE Investor being deemed an Ineligible PIPE Investor, (y) the occurrence of an Elected Forfeiture Event with respect to the PIPE Investor or (z) the transactions contemplated pursuant to Sections 3(b), 3(c), 3(d) and/or 3(e) with respect to the PIPE Investor, as applicable, have been completed in accordance with their respective terms.
9.   Incorporation by Reference.   Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment)and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: Trend HPX SPAC FIA IE
By:
/s/ Danilo Gabriel

Name: Danilo Gabriel
Title:   Director of XP Allocation Asset Management Ltda.
By:
/s/ Gabriel Xavier Drummond

Name: Gabriel Xavier Drummond
Title:   Attorney-in-fact of XP Allocation Asset Management Ltda.
Business Address / Street: Avenida Presidente Juscelino Kubitschek, No. 1,909, Torre Sul, 30th floor
City, State: São Paulo, SP
ZIP Code: 04543-907
Country: Brazil
Attention: Danilo Gabriel
Telephone:
E-Mail Address: danilo.gabriel@xpasset.com.br
Facsimile:
[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, New PubCo, Company Shareholder and SPAC Sponsor have caused this Agreement, as amended and restated, to be duly executed as of the day and year first above written.
HPX CAPITAL PARTNERS LLC
By:
/s/ Carlos Piani

Name:
Carlos Piani

Title:
Managing Member

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A., only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof
By:
/s/ Luciana Freire Barca Nascimento

Name:
Luciana Freire Barca Nascimento

Title:
Officer

By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Officer

AMBIPAR EMERGENCY RESPONSE, only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof
By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

[Signature Page to Downside Protection Agreement]

ANNEX A
PIPE Investor	Pro Rata Downside Protection Shares
XP Allocation Asset Management Ltda.	62,664

ANNEX B
i.
Calculation of CPI Return

ii.
Calculation of Investor Investment Return

iii.
“WVWAP” shall mean the daily volume-weighted average prices for the Warrants, on its primary exchange, as reported on Bloomberg for the period from the scheduled open of trading to the scheduled close of trading, or, if not reported thereby, as reported by any other authoritative source, as determined by SPAC Sponsor in accordance with the following formula, calculated for each of the 180 (one hundred eighty) consecutive complete trading days starting with the first trading day following the day of the 24-month anniversary of the Closing Date and ending with the 180th (one hundred eightieth) trading day thereafter.

Where:
•
i represents a given day

•
Volumei is the volume of a given day

•
Pricei is the VWAP of such day

iv.
“Warrant Operations” shall mean the Profitable Warrant Trade plus the Profitable Warrant Exercise.

v.
“Warrants Position” shall mean the amount of Warrants held by the Eligible PIPE Investor on the Measurement Date.

vi.
“Warrant Sale Price” shall mean the price for which the Eligible PIPE Investor sold the Warrants.

vii.
“Warrants Sold” shall mean all Warrants that the Eligible PIPE Investor has sold during the Measurement Period.

viii.
“New PubCo Share Price” shall mean the respective trading price for the New PubCo Class A Ordinary Shares as reported on Bloomberg.

ix.
“Profitable Warrant Trade” shall mean the (i) Warrants Sold multiplied by the Warrant Sale Price multiplied (ii) by the CPI Return. If more than one trade has occurred during the Measurement Period, factor (i) should be calculated separately for each trade and then the results summed before multiplying by factor (ii). For example, if trade1 and trade2 occur, then the Profitable Warrant Trade would be calculated as follows: [(trade1 Warrant Sold x trade1 Warrant Sale Price) + (trade2 Warrant Sold x trade2 Warrant Sale Price)] x CPI.

x.
“Profitable Warrant Exercise” shall mean: (i) the New PubCo Share Price minus the exercise price of $11.50 multiplied by (ii) the quantity of Warrants the Eligible PIPE Investor decides to exercise multiplied by the CPI Return.

Annex Q
DOWNSIDE PROTECTION AGREEMENT
THIS DOWNSIDE PROTECTION AGREEMENT (this “Agreement”) is made and entered into as of November 24, 2022, between (i) only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof, Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), (ii) HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”), (iii) only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof, Ambipar Participações e Empreendimentos S.A., a sociedade anônima organized under the laws of Brazil (the “Company Shareholder”), and (iv) the other persons named on the signature pages hereto (each, a “PIPE Investor” and, collectively, the “PIPE Investors”). Each of the PIPE Investors, the Company Shareholder (with respect to the provisions listed in the preceding sentence only), New PubCo (with respect to the provisions listed in the preceding sentence only) and SPAC Sponsor are individually referred to herein as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, this Agreement is being entered into in connection with the Business Combination Agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), by and among New PubCo, the Company Shareholder, HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil, and Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands, on the terms and subject to the conditions set forth therein;
WHEREAS, SPAC, New PubCo and certain investors (each a “Subscriber”) entered into as of July 5, 2022 certain Subscription Agreements (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements”) pursuant to which each Subscriber agreed to subscribe for the respective number of New PubCo Class A Ordinary Shares and of warrants, each warrant to purchase one New PubCo Class A Ordinary Share (the “Warrants”), as set forth therein, to be consummated on the Closing Date. For purposes of this Agreement, the Company Shareholder, which is a signatory of the Company Shareholder Subscription Agreement, shall not be deemed a Subscriber;
WHEREAS, in consideration of the commitment of each Subscriber to, among other things, subscribe for such New PubCo Class A Ordinary Shares and Warrants, and subject to the terms and conditions set forth herein, SPAC Sponsor is providing the PIPE Investors with certain downside protection rights (the “Downside Protection”); and
WHEREAS, SPAC Sponsor acknowledges and agrees that each PIPE Investor would not have entered into and agreed to consummate the transactions contemplated by the Subscription Agreements without the Parties entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
1.   Defined Terms.   For purposes of this Agreement, the following capitalized terms have the following meanings:
(a)   “Above Threshold PIPE Investor” shall have the meaning set forth in Section 2(c).
(b)   “Acquired Shares” shall have the meaning ascribed to such term in the applicable Subscription Agreement.
(c)   “Acquisition Option Closing Day” shall have the meaning set forth in Section 3(d)(i)(2).

(d)   “Acquisition Option Deadline” shall have the meaning set forth in Section 3(d)(i)(2).
(e)   “Additional Shares” shall have the meaning ascribed to such term in the applicable Subscription Agreement.
(f)   “Agreement” shall have the meaning set forth in the preamble hereto.
(g)   “Block Trade” shall mean an offering and/or sale of the Block Trade Securities on a block trade or underwritten basis (whether firm commitment or otherwise), including, without limitation, a same day trade, overnight trade or similar transaction, to a third party other than New PubCo, the Company Shareholder, SPAC Sponsor or any of their respective Affiliates.
(h)   “Block Trade Deadline” shall have the meaning set forth in Section 3(c)(iii).
(i)   “Block Trade Fees and Expenses” shall mean any reasonable and documented fees and expenses incurred (including by New PubCo) in connection with the facilitation, support and assistance of a Block Trade.
(j)   “Block Trade Price” shall mean the purchase price payable by the relevant Block Trade Purchaser for the relevant Block Trade Securities.
(k)   “Block Trade Purchaser” shall mean one or more third parties acquiring the Block Trade Securities in a Block Trade in accordance with the terms and conditions set forth herein.
(l)   “Block Trade Securities” shall mean all of the New PubCo Class A Ordinary Shares and the Warrants held by the relevant Eligible PIPE Investor as of the Measurement Date, plus the number of Effective Downside Protection Shares, if any.
(m)   “Brazilian PIPE Investor” shall have the meaning set forth in Section 9.
(n)   “Calculation Information” shall have the meaning set forth in Section 2(a).
(o)   “Calculation Information Deadline” shall have the meaning set forth in Section 2(a).
(p)   “Company Shareholder’s Acquisition Option” shall have the meaning set forth in Section 3(b)(i).
(q)   “Company Shareholder Election Period” shall have the meaning set forth in Section 3(b)(i).
(r)   “Company Shareholder Exercise Notice” shall have the meaning set forth in Section 3(b)(i).
(s)   “Competitor” shall mean any Person that competes with or which is affiliated with a Person whose principal operations compete with New PubCo’s business from time to time.
(t)   “CPI” shall mean the Consumer Price Index for All Urban Consumers, seasonally adjusted, published by the Bureau of Labor Statistics, 1982-84=100, that measures changes in U.S. consumer prices based on a representative basket of goods and services, 1982-84=100, or any successor to such index, appropriately adjusted, or if no such index or successor index shall be published, such similar index, appropriately adjusted, as shall reasonably be designated by SPAC Sponsor.
(u)   “CPI Return” shall mean, for each PIPE Investor, an absolute return in U.S. dollars equal to (i) the Acquired Shares multiplied by (ii) the Per Share Subscription Price (as defined in the Subscription Agreements) multiplied by (iii) a fraction (x) the numerator of which is the CPI for the month immediately prior to the Measurement Date and (y) the denominator of which is the CPI for the month of the Closing Date (in order to adjust subscription price paid for inflation since the Closing Date), multiplied by (iv) a fraction (x) the numerator of which is the Protected Shares and (y) the denominator of which is the sum of Acquired Shares and Additional Shares; provided that such fraction shall under no circumstances exceed one (1), as determined by SPAC Sponsor in accordance with the formula set forth in Annex B.
(v)   “Daily Measurement Period Position” shall have the meaning set forth in Section 2(a)(i).

(w)   “Downside Protection” shall have the meaning set forth in the recitals hereto.
(x)   “Downside Protection Exercise Notice” shall have the meaning set forth in Section 3(a)(i).
(y)   “Downside Protection Shares” shall mean a total of up to 1,050,000 New PubCo Class A Ordinary Shares, which constitute part of the consideration issuable to SPAC Sponsor pursuant to the Business Combination Agreement.
(z)   “Effective Downside Protection Shares” shall mean, as applicable to each respective PIPE Investor: either (i) such PIPE Investor’s Required Downside Protection Shares, in case the number of such PIPE Investor’s Pro Rata Downside Protection Shares is greater than the number of such PIPE Investor’s Required Downside Protection Shares; or (ii) such PIPE Investor’s Pro Rata Downside Protection Shares, in case the number of such PIPE Investor’s Pro Rata Downside Protection Shares is lower than or equal to the number of such PIPE Investor’s Required Downside Protection Shares.
(aa)   “Elected Forfeiture Event” shall have the meaning set forth in Section 3(a)(ii).
(bb)   “Eligibility Notice” shall have the meaning set forth in Section 2(c).
(cc)   “Eligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(dd)   “Ineligible PIPE Investor” shall have the meaning set forth in Section 2(d).
(ee)   “Investor Investment Return” shall mean, for each PIPE Investor, an absolute return in U.S. dollars, as determined by SPAC Sponsor in accordance with the relevant formula included in Annex B.
(ff)   “Lock-up Period” shall mean, for each PIPE Investor, the period starting on the Measurement Date and ending on the earlier of (i) such PIPE Investor being deemed an Ineligible PIPE Investor, (ii) the occurrence of an Elected Forfeiture Event, (iii) a failure to consummate the sale of the relevant Eligible PIPE Investor’s securities (x) in the case of the Company Shareholder’s Acquisition Option, by the relevant Acquisition Option Deadline or (y) by a Block Trade Deadline, or (iv) the consummation of a sale pursuant to the Company Shareholder’s Acquisition Option, SPAC Sponsor’s Acquisition Option or a Block Trade.
(gg)   “Non-Permitted Holder” shall mean any Person that directly or indirectly beneficially holds more than a 30% interest in a Competitor.
(hh)   “Measurement Date” shall mean the day of the 30-month anniversary of the Closing Date.
(ii)   “Measurement Period” shall mean the period starting on the Closing Date and ending on the Measurement Date.
(jj)   “Party” or “Parties” shall have the meaning set forth in the preamble hereto.
(kk)   “PIPE Investors” shall have the meaning set forth in the recitals hereto.
(ll)   “Pro Rata Downside Protection Shares” shall mean, with respect to each PIPE Investor, the proportion of Downside Protection Shares assigned to such PIPE Investor and as set forth next to such PIPE Investor’s name in Annex A.
(mm)   “Protected Shares” shall mean the lowest Daily Measurement Period Position during the Measurement Period.
(nn)   “Purchase Price” shall have the meaning set forth in Section 3(d)(ii).
(oo)   “Required Downside Protection Shares” shall mean, for each PIPE Investor, a certain number of New PubCo Class A Ordinary Shares as determined by SPAC Sponsor in accordance with the following formula:

(pp)   “Share Threshold” shall mean, for each PIPE Investor, a number of New PubCo Class A Ordinary Shares representing 50% of the number of New PubCo Class A Ordinary Shares held by such PIPE Investor immediately after Closing (subject to adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Class A Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Class A Ordinary Shares subsequent to the Closing Date).
(qq)   “SPAC Sponsor’s Acquisition Option” shall have the meaning set forth in Section 3(c)(i)(1).
(rr)   “SPAC Sponsor Exercise Notice” shall have the meaning set forth in Section 3(c)(i).
(ss)   “Subscriber” shall have the meaning set forth in the recitals hereto.
(tt)   “Subscription Agreement” shall have the meaning set forth in the recitals hereof.
(uu)   “Supplemental Request” shall have the meaning set forth in Section 2(b).
(vv)   “Supplemental Request Deadline” shall have the meaning set forth in Section 2(b).
(ww)   “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).
(xx)   “Warrants” shall have the meaning set forth in the recitals hereto.
2.   Downside Protection Eligibility.
(a)   No later than five (5) days following the Measurement Date (the “Calculation Information Deadline”), each PIPE Investor shall deliver, in writing, to SPAC Sponsor the following information (collectively, the “Calculation Information”):
(i)   the number of New PubCo Class A Ordinary Shares held by such PIPE Investor, of record or in street name, as of the close of trading on each trading day during the Measurement Period (excluding, for the avoidance of doubt, any shares of New PubCo Class A Ordinary Shares beneficially owned through any warrants, convertible notes or any other convertible or exercisable equity security of New PubCo, including any Warrants) (each such daily position, the “Daily Measurement Period Position”);
(ii)   the number of Warrants held by such PIPE Investor as of the Measurement Date;
(iii)   information about any and all Transfers of, and trading activity in respect of, any and all Warrants held by such PIPE Investor during the Measurement Period; and
(iv)   information about any exercise (cashless or not) of Warrants by such PIPE Investor during the Measurement Period.
(b)   Within five (5) days following receipt of the Calculation Information, SPAC Sponsor shall determine whether any additional information from such PIPE Investor is reasonably necessary in order for SPAC Sponsor to perform its responsibilities hereunder, in which case SPAC Sponsor shall request, in writing and within such five-day period, such reasonable outstanding information from the applicable PIPE Investor (the “Supplemental Request”), and such PIPE Investor shall deliver, in writing, to SPAC Sponsor all information subject to such Supplemental Request within five (5) days of receipt of the Supplemental Request or within a time frame to be mutually agreed by the Parties if the Supplemental Request is burdensome to such PIPE Investor (the “Supplemental Request Deadline”).

For purposes of this Agreement, (i) the term “Calculation Information” shall be interpreted to include any information provided by such PIPE Investor in accordance with Section 2(a) and shall include all information provided in response to a Supplemental Request in accordance with this Section 2(b), if any.
(c)   Promptly upon receipt of the Calculation Information, SPAC Sponsor shall determine, for each PIPE Investor, based on the Calculation Information and/or other information available to SPAC Sponsor, whether each Daily Measurement Period Position was greater than the Share Threshold, in which case SPAC Sponsor shall promptly provide notice (the “Eligibility Notice”), in writing, to the respective PIPE Investor and the Company Shareholder that such PIPE Investor shall be deemed to qualify for the Downside Protection in accordance with the terms and conditions of this Agreement (such qualifying PIPE Investor, an “Above Threshold PIPE Investor”) and informing the respective PIPE Investor and the Company Shareholder of such PIPE Investor’s applicable number of Protected Shares. To the contrary, if any Daily Measurement Period Position of a PIPE Investor was equal to or lower than the Share Threshold, SPAC Sponsor shall promptly provide notice, in writing, to the respective PIPE Investor and the Company Shareholder that such PIPE Investor shall be deemed not to qualify for any Downside Protection in accordance with the terms and conditions of this Agreement.
(d)   Those PIPE Investors that (i) timely provide the Calculation Information in accordance with this Agreement and (ii) based on the Calculation Information, are Above Threshold PIPE Investors, shall be deemed “Eligible PIPE Investors” for the purposes of this Agreement. All PIPE Investors that (i) fail to timely provide the Calculation Information in accordance with this Agreement to SPAC Sponsor by the Calculation Information Deadline and the Supplemental Request Deadline, as the case may be, or (ii) based on the Calculation Information are not Above Threshold Investors, shall be deemed “Ineligible PIPE Investors” for purposes of this Agreement. Each Ineligible PIPE Investor irrevocably forfeits, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(e)   Each of the Parties hereby acknowledges and agrees that (i) any or all of the Downside Protection Shares shall be transferred to an Eligible PIPE Investor only in accordance with the terms and provisions of this Agreement, and (ii) under no circumstances shall any PIPE Investor be transferred a number of Downside Protection Shares in excess of an Eligible PIPE Investor’s Pro Rata Downside Protection Shares.
3.   Downside Protection Exercise.
(a)   Eligible PIPE Investor’s Option
(i)   Within five (5) days following receipt of the Eligibility Notice by the relevant Eligible PIPE Investor, such Eligible PIPE Investor shall deliver, to each of the Company Shareholder and SPAC Sponsor written notice (the “Downside Protection Exercise Notice”) irrevocably stating such Eligible PIPE Investor’s election (x) to exercise or (y) not to exercise its Downside Protection rights pursuant to this Agreement.
For the avoidance of doubt, the Downside Protection Exercise Notice shall not be valid, and be deemed void, if it is not sent in writing both to SPAC Sponsor and the Company Shareholder within the required period.
(ii)   If an Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice not to exercise its Downside Protection rights pursuant to this Agreement or fails to timely deliver the Downside Protection Exercise Notice pursuant to the five-day deadline provided for in Section 3(a)(i) (each such event, an “Elected Forfeiture Event”), then such Eligible PIPE Investor’s rights to any Downside Protection pursuant to this Agreement, including to any of such Eligible PIPE Investor’s Pro Rata Downside Protection Shares, shall be immediately, automatically and irrevocably forfeited without further action by any of the Parties.
(b)   Company Shareholder’s Acquisition Option
(i)   If an Eligible PIPE Investor irrevocably elects in the Downside Protection Exercise Notice to exercise its Downside Protection rights pursuant to this Agreement, then the Company Shareholder shall have the right but not the obligation to deliver, within five (5) days following receipt of the respective Downside Protection Exercise Notice (the “Company Shareholder Election Period”), to any such Eligible PIPE Investor and SPAC Sponsor written notice (the “Company Shareholder Exercise Notice”) irrevocably electing to purchase either none or all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “Company Shareholder’s Acquisition Option”). Failure by the Company Shareholder to make an election on the terms and pursuant to this Section 3(b)(i), including within the Company Shareholder Election Period, shall constitute an election not to exercise the Company Shareholder’s Acquisition Option and, therefore, not to purchase such Eligible Investor’s Protected Shares.
(ii)   If the Company Shareholder exercises the Company Shareholder’s Acquisition Option, the Company Shareholder shall purchase all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   For the avoidance of doubt:
(1)   if the Company Shareholder exercises the Company Shareholder’s Acquisition Option and the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the Company Shareholder or such Eligible PIPE Investor or as a result of circumstances outside their control), the relevant Eligible PIPE Investor’s Protected Shares shall no longer be transferred to the Company Shareholder pursuant to the Company Shareholder’s Acquisition Option, and the procedures set forth in Section 3(c) shall apply; and
(2)   the Company Shareholder’s exercise of the Company Shareholder’s Acquisition Option in respect of a certain Eligible PIPE Investor (i) shall not be deemed an exercise by the Company Shareholder of the Company Shareholder’s Acquisition Option in respect of any other Eligible PIPE Investor, (ii) shall in no way oblige the Company Shareholder to exercise the Company Shareholder’s Acquisition Option in respect of any other Eligible PIPE Investor, and (iii) shall not result in any right of any other Eligible PIPE Investor of any nature whatsoever.
(c)   SPAC Sponsor’s Options
(i)   If the Company Shareholder does not exercise the Company Shareholder’s Acquisition Option in respect of a certain Eligible PIPE Investor (explicitly or by not timely exercising its right within the Company Shareholder Election Period) or if the Company Shareholder exercises the Company Shareholder’s Acquisition Option but the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline pursuant to Section 3(b)(iii)(1) above, SPAC Sponsor shall, within five (5) days following such Company Shareholder Exercise Notice, the lapse of the Company Shareholder Election Period or, in case of Section 3(b)(iii)(1), the relevant Acquisition Option Deadline, as applicable, deliver to such Eligible PIPE Investor and the Company Shareholder written notice (the “SPAC Sponsor Exercise Notice”) irrevocably electing to:
(1)   purchase either none or all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date, with such elected purchase to occur in accordance with the procedures and upon the terms set forth in Section 3(d) (the “SPAC Sponsor’s Acquisition Option”); or
(2)   facilitate a Block Trade, with such Block Trade to occur in accordance with the procedures and upon the ters set forth in Section 3(e).
For the avoidance of doubt, failure by SPAC Sponsor to make a timely election pursuant to this Section 3(c) within the election period shall constitute an election to facilitate a Block Trade pursuant to sub clause (2) above.

(ii)   If SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option, SPAC Sponsor shall purchase all of the Protected Shares held by such Eligible PIPE Investor as of the Measurement Date in accordance with the procedures and upon the terms set forth in Section 3(d).
(iii)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade, SPAC Sponsor shall have up to 150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice (the “Block Trade Deadline”) to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the relevant Eligible PIPE Investor and the Block Trade Purchaser.
(iv)   For the avoidance of doubt,
(1)   if the SPAC Sponsor exercises the SPAC Sponsor’s Acquisition Option and the acquisition of the relevant Eligible PIPE Investor’s Protected Shares is not consummated by the relevant Acquisition Option Deadline (for whatever reason, including as a result of circumstances within the control of the SPAC Sponsor or such Eligible PIPE Investor or as a result of circumstances outside their control), SPAC Sponsor shall be required to engage in the facilitation of a Block Trade, with any such Block Trade to occur in accordance with the procedures and upon the terms set forth in Section 3(e); and
(2)   the SPAC Sponsor’s exercise of the SPAC Sponsor’s Acquisition Option in respect of a certain Eligible PIPE Investor (i) shall not be deemed an exercise by SPAC Sponsor of the SPAC Sponsor’s Acquisition Option in respect of any other Eligible PIPE Investor, (ii) and shall in no way oblige SPAC Sponsor to exercise the SPAC Sponsor’s Acquisition Option in respect of any other Eligible PIPE Investor, and (iii) shall not result in any right of any other Eligible PIPE Investor of any nature whatsoever.
(d)   Acquisition Option
(i)   In connection with the exercise of the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, respectively, shall include reasonably detailed information about the following items:
(1)   the Purchase Price, which shall be paid by the Company Shareholder or SPAC Sponsor, as the case may be, in immediate available funds to the relevant Eligible PIPE Investor in consideration of the transfer of such Eligible PIPE Investor’s New PubCo Class A Ordinary Shares subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, in each case to be consummated on the Acquisition Option Closing Day;
(2)   the date on which the purchase subject to the Company Shareholder’s Acquisition Option or the SPAC Sponsor’s Acquisition Option, as the case may be, is expected to close (the “Acquisition Option Closing Day”), which shall in no event be later than 30 (thirty) days following the Company Shareholder Exercise Notice or the SPAC Sponsor Exercise Notice, as the case may be (the “Acquisition Option Deadline”); provided that the Acquisition Option Deadline shall be automatically extended for an additional ninety (90)-day period if the only condition that remains pending for the consummation of the purchase is a regulatory condition, and
(3)   any other material procedural matters relating to such transaction.
(ii)   The purchase price payable on the Acquisition Option Closing Day for the Protected Shares shall be the CPI Return (the “Purchase Price”).
(e)   Block Trade
(i)   If SPAC Sponsor elects in the SPAC Sponsor Exercise Notice to facilitate a Block Trade or if SPAC Sponsor shall facilitate a Block Trade pursuant to Section 3(c)(iv)(1), the relevant Eligible PIPE Investor acknowledges and agrees that SPAC Sponsor shall have up to

150 (one hundred fifty) days following such SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, to facilitate the execution of transaction agreements relating to one or more Block Trades, including the sale / purchase agreement for such Block Trade(s) between the relevant Eligible PIPE Investor and the Block Trade Purchaser.
(ii)   In connection with a Block Trade, New PubCo shall, to the extent requested in writing by the SPAC Sponsor, as promptly as possible, undertake commercially reasonable efforts to, among other things:
(1)   provide such support and take such actions as may be necessary or reasonably useful to SPAC Sponsor or any designee to facilitate a Block Trade, including filings of relevant documentation with the SEC or other authorities and participations in marketing efforts (including any investor meetings, among other actions); provided that New PubCo shall not be required to participate in, and if initiated shall immediately cease, any marketing efforts in case the Block Trade Purchaser in a contemplated Block Trade is a Non-Permitted Holder; and
(2)   furnish to SPAC Sponsor or any designee, for use in connection with a Block Trade, such information with respect to New PubCo reasonably required by applicable law or otherwise as SPAC Sponsor or any designee may reasonably request.
(iii)   In connection with a Block Trade, as promptly as practicable following the SPAC Sponsor Exercise Notice or, in the case of Section 3(c)(iv)(1), the relevant Acquisition Option Deadline, SPAC Sponsor shall engage a financial advisor and a legal advisor for itself for the duration of the process of such Block Trade to assist with such Block Trade and shall notify, in writing, the relevant Eligible PIPE Investor of such engagement and the expected timetable for a Block Trade.
For the avoidance of doubt, (i) in case a Block Trade results in such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being equal to or greater than the CPI Return of such Eligible PIPE Investor, then the relevant Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses, or (ii) in case a Block Trade results in such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price and any Block Trade Fees and Expenses, being lower than the CPI Return of such Eligible PIPE Investor, then (x) SPAC Sponsor shall transfer such number of additional Pro Rata Downside Protection Shares of such Eligible PIPE Investor to such Eligible PIPE Investor in connection with the closing of such Block Trade, with such shares being valued at the relevant Block Trade Price, in order for such Eligible PIPE Investor’s Investor Investment Return, considering the relevant Block Trade Price, any Block Trade Fees and Expenses and such additional shares, to be equal to or as close as possible to the CPI Return of such Eligible PIPE Investor, and (y) the relevant Eligible PIPE Investor shall be responsible and pay for such Block Trade Fees and Expenses.
(iv)   If such Eligible PIPE Investor and such Block Trade Purchaser agree to the terms of a Block Trade, including the Block Trade Price, by executing the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, SPAC Sponsor shall:
(1)   promptly following the determination of such Block Trade Price and by no later than the execution of the sale / purchase agreement and other Block Trade transaction agreements, (x) calculate such Eligible PIPE Investor’s Investor Investment Return, considering such Block Trade Price; (y) calculate the CPI Return of such Eligible PIPE Investor; and (z) perform a comparison of the Investor Investment Return against such CPI Return in order to determine the number of Required Downside Protection Shares of such Eligible PIPE Investor, if any, in accordance with the definitions and formulas set forth in this Agreement, including in Annex B hereto;
(2)   promptly following such determination under sub clause (1), deliver written notice to such Eligible PIPE Investor setting forth (x) the number of Required Downside Protection Shares of such Eligible PIPE Investor, (y) the number of Effective Downside Protection

Shares of such Eligible PIPE Investor; and (z) all relevant records, work papers and calculations used in connection with such determination under sub clause (1); and
(3)   transfer the Effective Downside Protection Shares, if any, to such Eligible PIPE Investor in connection with the closing of such Block Trade, which Effective Downside Protection Shares, if any, will be transferred by such Eligible PIPE Investor to such Block Trade Purchaser as part of the Block Trade Securities in connection with the closing of such Block Trade.
(v)   Subject to Section 3(e)(vi), (x) if one or more Block Trades are proposed to such Eligible PIPE Investor prior to the Block Trade Deadline and such Eligible PIPE Investor rejects the terms of such proposed Block Trade(s) or (y) the parties to such Block Trade(s) otherwise fail to execute the sale / purchase agreement(s) and other Block Trade transaction agreements by the Block Trade Deadline or (z) Block Trades are otherwise neither available nor consummated, then
(1)   no Block Trade shall occur;
(2)   if the Block Trade is not consummated exclusively due to fault of, or rejection by, the Eligible PIPE Investor, such Eligible PIPE Investor shall reimburse SPAC Sponsor for any costs and expenses related to such Block Trade(s), if any; and
(3)   SPAC Sponsor shall transfer, within no later than 15 (fifteen) days following the Block Trade Deadline, all of such Eligible PIPE Investor’s Pro Rata Downside Protection Shares to such Eligible PIPE Investor.
(vi)   Notwithstanding anything to the contrary herein, including Section 3(e)(v), the relevant Eligible PIPE Investor shall not be permitted to reject the Block Trade Price of a proposed Block Trade, in case such Eligible PIPE Investor’s return in connection with the proposed Block Trade, considering (1) the Investor Investment Return considering the Block Trade Price and (2) the transfer of the Effective Downside Protection Shares to such Eligible PIPE Investor in connection with the closing of the proposed Block Trade, is equal to or greater than the CPI Return. In case such Eligible PIPE Investor nevertheless rejects such Block Trade and fails to execute the sale / purchase agreement and other Block Trade transaction agreements by the Block Trade Deadline, in each case based solely on the proposed Block Trade Price, then (1) no Block Trade shall occur and (2) such Eligible PIPE Investor shall irrevocably forfeit, and shall not be entitled to, any Downside Protection pursuant to this Agreement.
(vii)   Notwithstanding anything to the contrary in this Agreement, Section 2.3.4 of the Investors Rights Agreement shall not apply to a Block Trade pursuant to this Agreement.
(viii)   For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement or elsewhere, neither the PIPE Investor (in connection with a Block Trade) nor the SPAC Sponsor (in connection with the transfer of any Downside Protection Shares) shall be allowed to transfer or assign any of the rights of (x) the transferring PIPE Investor under the relevant Subscription Agreement, the Investor Rights Agreement or the Articles, if any, or (y) the SPAC Sponsor under the Investor Rights Agreement or the Articles.
4.   Lock-up Restrictions.
(a)   Except as expressly contemplated by this Agreement or with the prior written consent of both the Company Shareholder and SPAC Sponsor, during the Lock-up Period, each Eligible PIPE Investor agrees that it, he or she shall not Transfer any New PubCo Class A Ordinary Shares.
(b)   For the avoidance of doubt, any such Transfer by a PIPE Investor during Lock-up Period shall automatically and irrevocably cause the cancellation of such PIPE Investor’s Downside Protection rights pursuant to this Agreement, without any burden to such PIPE Investor other than the cancellation of its Downside Protection rights pursuant to this Agreement.
5.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
6.   Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):
(a)   if to a PIPE Investor, to:
Constellation Investimentos e Participações Ltda
Rua Amauri, 255, 6th Floor
01448-000 São Paulo — SP Brazil
Attention:
Alex Rodrigues; Andre Lima

Email:
ar@const.com.br
al@const.com.br

with a copy to: juridico@const.com.br; Boris Sapocznik at bs@const.com.br and Sergio Pinheiro at sp@const.com.br.
(b)   if to SPAC Sponsor, to:
c/o SPAC Sponsor
HPX Capital Partners LLC.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a copy to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention:
J. Mathias von Bernuth; Maxim Mayer-Cesiano

Email:
mathias.vonbernuth@skadden.com;
maxim.mayercesiano@skadden.com

(c)   if to the Company Shareholder, to:
c/o Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1088,
Room 09, Pacaembu,
01234-000, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice)::
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

(d)   if to New PubCo, to:
c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a copy to (which shall not constitute notice):
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Attention:
Mark Pflug; Grenfel Calheiros

Email:
mpflug@stblaw.com; gcalheiros@stblaw.com

7.   Corrections.   In the event of any ambiguity respecting any term or terms hereof, the Parties agree to construe and interpret such ambiguity in good faith in such a way as is appropriate to ensure its enforceability and viability. The Parties agree to work together in good faith to correct any provisions of the Agreement that are discovered to be incomplete, erroneous or inaccurate. Any necessary or advisable changes to the Agreement language or provisions deriving therefrom shall promptly be made by the Parties.
8.   Termination.   This Agreement shall terminate, with respect to each PIPE Investor, upon the earlier to occur of the following: (x) such PIPE Investor being deemed an Ineligible PIPE Investor, (y) the occurrence of an Elected Forfeiture Event with respect to such PIPE Investor or (z) the transactions contemplated pursuant to Sections 3(b), 3(c), 3(d) and/or 3(e) with respect to such PIPE Investor, as applicable, have been completed in accordance with their respective terms.
9.   Condition.   The validity and effectiveness of this Agreement by and among the Parties shall be subject to the satisfaction of the following condition: In case the Eligible PIPE Investor is an investment fund incorporated under Brazilian law and subject to the regulations of the Brazilian Securities Commission (the “Brazilian PIPE Investor”), any Transfer of New PubCo Class A Ordinary Shares under this Agreement shall be on a stock exchange in compliance with the applicable rules of the Brazilian Securities Commission. For the avoidance of doubt, the Parties shall strive to conduct such Transfer on a stock exchange but shall have no obligation whatsoever to do so. In the event that such Transfer cannot be conducted on a stock exchange, the Company Shareholder and/or SPAC Sponsor shall promptly inform the Brazilian PIPE Investor thereof immediately after receiving the Downside Protection Exercise Notice, and the Brazilian PIPE Investor shall then decide whether to obtain the consent of the Brazilian Securities Commission to engage in and consummate such Transfer or whether not to exercise its Downside Protection rights pursuant to this Agreement and shall inform each of the Company Shareholder and SPAC Sponsor within 3 (three) days following such notice from the Company Shareholder or SPAC Sponsor of its election.
10.   Incorporation by Reference.   Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: CONSTELLATION MASTER FUNDO DE INVESTIMENTO EM AÇÕES
By:
/s/ Alex Rodrigues

Name:
Alex Rodrigues

Title:
Director

By:
/s/ William Uemura

Name:
William Uemura

Title:
Attorney-in-fact

[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: CONSTELLATION QUALIFICADO MASTER FUNDO DE INVESTIMENTO EM AÇÕES
By:
/s/ Alex Rodrigues

Name:
Alex Rodrigues

Title:
Director

By:
/s/ William Uemura

Name:
William Uemura

Title:
Attorney-in-fact

[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, the PIPE Investor has executed or caused this Agreement to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the PIPE Investor: CONST BRAZIL US FUND LP
By:
/s/ Florian Bartunek

Name:
Florian Bartunek

Title:
Director

By:
/s/ Alex Rodrigues

Name:
Alex Rodrigues

Title:
Director

[Signature Page to Downside Protection Agreement]

IN WITNESS WHEREOF, New PubCo, Company Shareholder and SPAC Sponsor have caused this Agreement to be duly executed as of the day and year first above written.
HPX CAPITAL PARTNERS LLC
By:
/s/ Carlos Piani

Name:  Carlos Piani
Title:   Managing Member
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A., only for purposes of Sections 1, 2(c) (regarding certain notification rights), 3, 4, 6(c), 7, 8 and 9 hereof
By:
/s/ Luciana Freire Barca Nascimento

Name: Luciana Freire Barca Nascimento
Title:   Officer
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Officer
AMBIPAR EMERGENCY RESPONSE, only for purposes of Sections 1, 3(e)(ii), 6(d), 7, 8 and 9 hereof
By:
/s/ Thiago da Costa Silva

Name:  Thiago da Costa Silva
Title:   Director
[Signature Page to Downside Protection Agreement]

ANNEX A
PIPE Investor	Pro Rata Downside Protection Shares
Constellation Master Fundo de Investimento de Ações	9,732
Constellation Qualificado Master Fundo de Investimento de Ações	8,163
Const Brazil US Fund LP	8,670

ANNEX B
i.
Calculation of CPI Return

ii.
Calculation of Investor Investment Return

iii.
“WVWAP” shall mean the daily volume-weighted average prices for the Warrants, on its primary exchange, as reported on Bloomberg for the period from the scheduled open of trading to the scheduled close of trading, or, if not reported thereby, as reported by any other authoritative source, as determined by SPAC Sponsor in accordance with the following formula, calculated for each of the 180 (one hundred eighty) consecutive complete trading days starting with the first trading day following the day of the 24-month anniversary of the Closing Date and ending with the 180th (one hundred eightieth) trading day thereafter.

Where:
•
i represents a given day

•
Volumei is the volume of a given day

•
Pricei is the VWAP of such day

iv.
“Warrant Operations” shall mean the Profitable Warrant Trade plus the Profitable Warrant Exercise.

v.
“Warrants Position” shall mean the amount of Warrants held by the Eligible PIPE Investor on the Measurement Date.

vi.
“Warrant Sale Price” shall mean the price for which the Eligible PIPE Investor sold the Warrants.

vii.
“Warrants Sold” shall mean all Warrants that the Eligible PIPE Investor has sold during the Measurement Period.

viii.
“New PubCo Share Price” shall mean the respective trading price for the New PubCo Class A Ordinary Shares as reported on Bloomberg.

ix.
“Profitable Warrant Trade” shall mean the (i) Warrants Sold multiplied by the Warrant Sale Price multiplied (ii) by the CPI Return. If more than one trade has occurred during the Measurement Period, factor (i) should be calculated separately for each trade and then the results summed before multiplying by factor (ii). For example, if trade1 and trade2 occur, then the Profitable Warrant Trade would be calculated as follows: [(trade1 Warrant Sold x trade1 Warrant Sale Price) + (trade2 Warrant Sold x trade2 Warrant Sale Price)] x CPI.

x.
“Profitable Warrant Exercise” shall mean: (i) the New PubCo Share Price minus the exercise price of $11.50 multiplied by (ii) the quantity of Warrants the Eligible PIPE Investor decides to exercise multiplied by the CPI Return.

Annex R
TRADEMARK LICENSE AGREEMENT AND OTHER COVENANTS
This Trademark License Agreement and Other Covenants (“Agreement”) is executed by and between:
(I)
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A., a Brazilian corporation enrolled with the Brazilian Taxpayer’s Registry (CNPJ) under No. 12.648.266/0001-24, with head offices at Av. Pacaembu No. 1088, room 09, Pacaembu, at the City and State of São Paulo, Zip Code 01234-000, herein represented in accordance with its Bylaws, (“Licensor”); and

(II)
EMERGÊNCIA PARTICIPAÇÕES S.A., a company organized under the laws of Brazil enrolled with the Brazilian Taxpayer’s Registry (CNPJ) under No. 10.645.019/0001-49, with head office at Avenida Angélica, No. 2346, 5th floor, room 04, Consolação, in the City and State of São Paulo, Zip Code 01.228-200, herein represented in accordance with its corporate documents, (“Licensee”).

Licensor and Licensee are herein jointly referred to as “Parties” and individually referred to as a “Party”.
RECITALS
(a)
WHEREAS Licensor is a holding company with investments in entities that perform activities related to the collection, transport, management and recovery of waste, reverse manufacturing, prevention, training and emergency assistance;

(b)
WHEREAS, on July 5, 2022, Licensor and Licensee, among others, have entered into a certain business combination agreement by which the Parties have agreed on the terms of a joint investment in Licensee (“Transaction”) and, on the date hereof, Licensor is the direct controlling shareholder of Licensee;

(c)
WHEREAS, the Licensee and the Beneficiaries will be granted a temporary license to use the Licensed Trademarks (as defined below);

(d)
WHEREAS, Licensor is the sole and legitimate owner of the Licensed Trademarks (as defined below) and is willing to grant to Licensee and the Beneficiaries a license to use the Licensed Trademarks in connection with the provision of environmental-related services within the terms and provisions of this Agreement.

NOW, THEREFORE, the Parties hereto agree to execute this Agreement, according to the terms and conditions below:
1.
DEFINITIONS

1.1
For the purpose of this Agreement, the following capitalized terms have the meanings specified or referred in this Section 1:

“Affiliate” shall mean, with respect to Licensee or Licensor, any other entity that is directly or indirectly controlled by, or is under common control with, Licensee or Licensor, as applicable. The term “control” (including its correlative meanings “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” shall have the meaning set forth in the Preamble hereto.
“Beneficiaries” shall mean the Licensee’s Subsidiaries and its controlling shareholder.
“Goodwill” shall mean all the goodwill associated with, corresponding to, symbolized by and/or embodied in the business in which the Licensed Trademarks is used by Licensor and/or any of its Affiliates.

“Licensed Trademarks” shall mean all the trademarks owned and to be owned by the Licensee related to the names: “Grupo Ambipar”, “Ambipar” and “Ambipar Response”.
“Licensee” shall have the meaning set forth in the Preamble hereto.
“Licensor” shall have the meaning set forth in the Preamble hereto.
“Parties” shall have the meaning set forth in the Preamble hereto.
“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or governmental entity.
“Services” means the emergency response services provided by the Licensor’s Affiliates, in Brazil or abroad.
“Subsidiaries” shall mean any controlled entity by Licensee.
“Territory” shall mean any country or territory where Licensee’s Affiliates operates or have business.
“Third Party” shall mean any Person, company, or any other entity other than the Parties;
“Transaction” shall have the meaning set forth in the Recitals hereto.
2.
LICENSE

2.1.
Beginning on the date hereof, the Licensor hereby grants to the Licensee and the Beneficiaries a non-exclusive, non-assignable, non-sublicensable and non-transferable license to use the Licensed Trademarks, in the Territory, in connection with the provision of the Services during the term of this Agreement, as set forth in Section 7. For clarification purposes, the Parties agree hereby that the Licensor shall not license, assign nor transfer, the Licensed Trademarks to any Third Party, except any license, assign or transfer to any Licensor’s Affiliates, provided that with prior written consent from Licensee in case: (i) such Licensor’s Affiliates is deemed a competitor of the Licensee or (ii) of license, assignment or transfer of trademarks related to Ambipar Response.

2.1.1.
Notwithstanding the terms of this Agreement, the Parties may use their own trademarks (including the Licensed Trademarks) on their sole purpose, observing the provisions of Section 2.1 above, and nothing in this Agreement may be interpreted in a way that refrain the Parties to use their own trademarks and any pre-existing intellectual property rights. The Licensor and the Licensee shall prevent from using the Licensed Trademarks in anyway that may harm and impair the image and reputation of the other Party, and the breach of such provision shall subject to the indemnifiction set forth in Section 9 herein.

3.
PAYMENT

3.1.
Licensee shall, during the term of the Agreement, pay to Licensor a royalty equivalent to thirty thousand Dollars (USD 30,000.00) per year (“Royalties”). The annual payment shall be made in each anniversary of the date of this Agreement.

3.3.
All payments to be made from Licensee to Licensor shall be paid net of any discounts, deductions, and withholdings for or because of tax, set-offs or counterclaims, so that Licensee shall gross-up any such remittances, so that Licensor shall receive the Royalties as if no discounts, deductions, and withholdings, set-offs or counterclaims would have been imposed.

4.
USE OF LICENSED TRADEMARKS AND QUALITY CONTROL

4.1.
Licensee acknowledges the Goodwill and reputation associated with the Licensed Trademarks and shall use the Licensed Trademarks in a manner that maintains and promotes such valuable Goodwill and reputation and shall refrain from taking any action that is reasonably likely to impair the Goodwill and/or reputation of the Licensed Trademarks. Licensee shall fully cooperate with Licensor to protect the Licensed Trademarks and the Goodwill it represents.
4.2.
Licensee and the Beneficiaires shall use the Licensed Trademarks in accordance with the specific instructions provided by Licensor, and only in connection with the Services. Licensee and the Beneficiaires shall not modify or alter, in any way or manner, the Licensed Trademarks without Licensor’s prior written consent.

4.3.
Licensee and the Beneficiaires shall use the Licensed Trademarks within the limits of layout, presentation, and protection of the activities/Services identified by the processes before the Brazilian Patents and Trademarks Office (“INPI”).

4.4.
Licensee undertakes not to (a) contest, impair or challenge in any way Licensor’s ownership of the Licensed Trademarks; (b) interfere in any use of the Licensed Trademarks by Licensor, observing the provisions of Section 2.1 above; or (c) diminish or in any way dilute the value, distinctiveness, fame, enforceability, validity or Goodwill associated with the Licensed Trademarks.

4.5.
If and when requested, Licensee shall within five (5) business-days of the receipt of Licensor’s writen request supply Licensor with samples of the advertising materials, or any other material issued or employed by Licensee in connection with the Services as the Licensor reasonably deems necessary to ensure that Licensee is complying with the use standards provide by Licensor.

4.6.
Licensor or its agents or representatives may, at its own expense and upon giving a five (5) business-day prior written notice to Licensee, dispatch personnel to the premises of Licensee or its sublicenses during Licensee’s regular business hours, as previously scheduled with Licensee, in order to check the compliance with the quality standards and the service specifications.

4.7.
As soon as Licensor becomes aware of that the Services do not meet the service specifications and/or the quality standards, Licensor shall give written notice of the same to Licensee and Licensee shall comply with all the relevant instructions received from Licensor.

4.8.
Licensee undertakes to render and provide the Services in accordance with the legislation and rules applicable in the Territory, including, but not limited to, laws and rules related to health, consumers, safety and sanitary regulation, making its best efforts to render and provide the Services in accordance with high prestige and standards detailed in this Agreement.

5.
OWNERSHIP AND PROTECTION OF THE LICENSED TRADEMARKS

5.1.
Licensee acknowledges that Licensor is the exclusive owner of all possible rights, titles and interests in and to the Licensed Trademarks in any form or embodiment thereof, and that Licensor is the exclusive owner of any possible Goodwill attached, or which shall become attached, to the same in connection with the business, goods, products or services in relation to which the same have been, are or shall be used. Licensee’s use of the Licensed Trademarks under this Agreement shall inure to the exclusive benefit of Licensor. Licensee acknowledges that Licensor owns all due powers to execute the present Agreement, and that nothing in this Agreement may harm Third Party’s rights.

5.2.
Licensee undertakes not to perform or permit the Beneficiaries to perform any act that jeopardizes or invalidates the Licensed Trademarks or prejudices the right, title or interest of Licensor in the same or in the attached Goodwill. Licensee shall indemnify Licensor over any proven violation or misconduct performed by Beneficiaries, as set forth in Section 9 below.

5.3.
Licensee and the Beneficiaires shall not challenge the ownership, validity or enforceability of the Licensed Trademarks.

5.4.
Licensee hereby (a) undertakes not to seek to register the Licensed Trademarks or any variation thereof; (b) acknowledges that the use of the Licensed Trademarks shall not create any right, title or interest therein and that any and all use shall inure to the benefit of Licensor; and (c) undertakes to safeguard the rights, titles and interests of Licensor and keep a record and dated evidence of the use of the Licensed Trademarks.

5.5.
Licensee shall, upon Licensor’s request, and at Licensor’s expense, give to Licensor or its authorized representative any information as to its use of the Licensed Trademarks which Licensor reasonably requires, and shall endeavour its best efforts to render the assistance reasonably required by Licensor in maintaining the registration of the Licensed Trademarks.

5.6.
Licensee shall not make any representation or perform any act which may be taken to indicate that it has any right, title or interest in or to the ownership or use of the Licensed Trademarks, or the Goodwill except under the terms of this Agreement and acknowledges that nothing contained in this Agreement shall give Licensee any right, title or interest in or to the Licensed Trademarks or the Goodwill other than those specifically and expressly granted hereby.

5.7.
The use of the Licensed Trademarks by Licensee shall be at all times carried out so as to maintain its distinctiveness and reputation as determined by Licensor in this Agreement, and Licensee shall forthwith cease any use of the Licensed Trademarks not consistent therewith as Licensor reasonably requires in accordance with this Agreement.

5.8.
Licensor shall endeavour its best efforts to maintain the registration of all the Licensed Trademarks before the competent authorities as reasonably required by applicable Law, and shall pay all necessary costs and fees required thereto.

6.
INFRINGEMENT

6.1.
Should the Licensee, its Beneficiaries, or the Licensor become aware of any infringement or potential infringement by or against any Licensed Trademarks, the Parties shall promptly provide written notice thereof to the affected Party, including all known or ascertainable facts, as well as copies of written correspondence, relating thereto. For clarification purposes, the wording of this Section shall not, by any means, imply that Licensee shall make any inquires, searches or hire any profesional services to track any infringement or potencial infrigiment in connection with the Licensed Trademarks.

6.2.
Licensee will give Licensor, within ten (10) business-days as of the date that the Licensee becomes aware of such claim, written notice of any threat, warning or notice of any claim related to the Licensed Trademarks.

6.3.
Licensee shall, as soon as it becomes aware thereof, and at its own expense, give Licensor written notice of any use or proposed use in the Territory by any Third Party of any trade names, trademarks, service marks, domain names, designs, logos, designations of origin or any other distinctive signs, and/or any advertising or promotional materials or any other materials or information which constitute or could reasonably be expected to constitute infringement of the Licensed Trademarks or which might constitute an act of unfair competition with respect thereto. For clarification purposes, the wording of this Section shall not, by any means, imply that Licensee shall make any inquires, searches or hire any profesional services to track any infringement or potencial infrigiment in connection with the Licensed Trademarks. If the Parties become aware of the fact that any Third Party alleges that the Licensed Trademarks is invalid or that the use of the Licensed Trademarks infringes any rights of such Third Party and/or any other Third Party, and/or if the Parties become aware of the fact that the Licensed Trademarks have been challenged or are threatened to be challenged, the Parties shall immediately give the other Party written notice thereof and shall make no comment or admission to any Third Party in respect thereof without aligning strategies..

6.4.
Notwithstanding the foregoing, Licensor shall have the right to initiate and control, at its sole discretion and cost, any infringement, opposition, cancellation or other proceedings to enforce the Licensed Trademarks, as the case may be, in the Territory.

6.5.
At the request of Licensor, and, at Licensor’s expense if applicable according to the aligned strategy provided on Section 6.3, Licensee shall reasonably cooperate with Licensor in any action brought or threatened in respect of the Licensed Trademarks.

6.6.
Licensee shall, upon Licensor’s reasonable request, take all such steps as Licensor may require in order to assist the Licensor in maintaining the validity and enforceability of the Licensed Trademarks.

7.
TERM AND TERMINATION

7.1.
This Agreement will become effective on the date hereof and shall remain in force for indefinite period of time and may be terminated (i) by mutual agreement of the Parties, (ii) in case of a material breach, as provided for in Section 7.2, and (iii) by any of the Parties through written notice delivered with at least ninety (90) calendar days in advance.

7.2.
Licensor shall provide Licensee with written notice of any of the aforementioned material breach of this Agreement. After receiving such notice, Licensee shall remedy such breach to the reasonable satisfaction of Licensor within 30 (thirty) calendar days of the delivery of notice of such breach by Licensor to Licensee. If Licensee does not cure such breach within such 30 (thirty) calendar days period, Licensor may terminate this Agreement in its entirety without prejudice, however, to any other right or remedy Licensor may have against Licensee hereunder or by law.

7.3.
Similarly, each Party maintains the right to terminate this Agreement, upon written notice to the other Party, in the event Licensee becomes unable to pay its debts or enters into any arrangement or composition with its creditors or is adjudicated bankrupt or enters into liquidation whether voluntarily or compulsorily (except for the purpose of amalgamation or reconstruction) or has a receiver, manager, custodian or administrator (or any equivalent), whether permanent or temporary, appointed to overlook its assets, or such Party has its business taken over, nationalized or closed down (in whole or in part) by the executive or judicial authorities in the Territory.

7.4.
Licensee shall terminate this Agreement upon written notice to Licensor in the event: (i) Licensor ceases, for any reason, to be the owner of all possible rights, titles and interests in and to the Licensed Trademarks in any form or embodiment thereof; or (ii) Licensor uses the Licensed Trademarks in anyway that may harm and impair the Licensee’s image and reputation.

7.5.
Upon termination of this Agreement for whatever reason, Licensee shall immediately (i) cease to use in any manner and for any purpose the Licensed Trademarks in its new materials; (ii) not make any reference to Licensor, the services, trade or business of Licensor in its printed materials, in order not to generate any confusion between the Licensor’s and Licensee’s products and (iii) not exercise, directly or indirectly, any rights granted to Licensee pursuant to this Agreement.

7.6.
Furthermore, any Party may, without prejudice to its other remedies, terminate this Agreement forthwith by notice in writing to the other Parties if either or both of such other Parties:

(a)
commits a breach of this Agreement, provided that if the breach is capable of remedy the termination notice will only be given if the Party in breach will not have remedied the same within 30 (thirty) days of having been given notice in writing specifying the breach and requiring it to be remedied;

(b)
enters into compulsory or voluntary liquidation, or has a receiver, manager or administrator appointed to control any of its assets, subject always to any mandatory provisions of the applicable local law; or

(c)
is unable to pay its debts as they fall due or is otherwise insolvent, enters into any general compromise or similar arrangement with its creditors or any class of creditors, or ceases to carry on business, subject always to any mandatory provisions of applicable local law.

7.7.
Termination of this Agreement will not affect any obligations which are expressed to continue after termination or any provisions which, in order to give effect to their meaning, need to survive termination, nor the respective rights and liabilities of the Parties accrued prior to such termination, all of which will remain in full force and effect thereafter.

8.
REPRESENTATIONS AND WARRANTIES

8.1.
Licensor represents and warrants that (i) it owns all right, title and interest in and to the Licensed Trademarks, (ii) such ownership is not subject to any lien or other encumbrance, and (iii) it has all rights and authority necessary to grant the license to Licensee hereunder and execute this Agreement.

8.2.
Licensor represents and warrants that, to the best of its knowledge, as of the date hereof, (i) no Third Party is infringing or otherwise violating the Licensed Trademarks, and (ii) no action, suit or other proceeding involving the Licensed Trademarks has been brought or, to Licensor’s knowledge, threatened.

8.3.
Without prejudice to other representations and warranties contained in this Agreement, each party hereby represents and warrants to the other party that:

(a)
It is duly organized, validly existing and in conformity with their local laws;

(b)
It has the powers and authority necessary to enter into this Agreement, comply with the obligations assumed by it hereby and consummate the transactions herein contemplated, and no other action is necessary to authorize the execution, delivery, and performance of this Agreement.

9.
INDEMNITY

9.1.
Each Party shall indemnify the other Party and its Affiliates and hold them fully harmless from and against any and all direct damages, claims, liabilities, losses, and expenses arising out of or based upon any breach of any representation or warranty made by it under this Agreement.

9.2.
Each Party shall be liable for, and will indemnify the other Party against any and all liabilities, losses (excluding loss of profits or loss of business opportunity), direct damages, costs, legal costs, professional and any other expenses of any nature whatsoever incurred or suffered by the innocent Party arising out of any breach of any obligation hereunder, as well as of any dispute or contractual, tortious or other claims or proceedings brought against the innocent Party by a Third Party claiming relief by reason of the use by the Party in breach, the Beneficiaires or by its sublicensees of the Licensed Trademarks, exempting the innocent Party from any responsibility in this regard.

10.
MISCELLANEOUS

10.1.
Governing Law; Dispute Resolution. This Agreement and all actions contemplated hereby shall be governed by, construed, interpreted and enforced in accordance with the laws of Brazil. The Parties and their successors shall exert their best efforts to solve on an amicable basis any disputes, differences or claims related to this Agreement. Any and all dispute arising out of or in connection with this Agreement, including without limitation, any issue related to its existence, validity, enforceability, formation, interpretation, performance and/or termination, which may not be solved on an amicable basis by the Parties shall be finally settled in the courts of the city of São Paulo, State of São Paulo, Brazil.

10.2.
Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns and shall be enforceable by the Parties hereto and their respective successors and permitted assigns. Neither Party may assign its rights and obligations under this Agreement without the prior written consent of the other Party.

10.3.
Confidentiality. This Agreement is executed under absolute confidentiality and the Parties undertake to keep absolute secrecy on the negotiations and understandings among the Parties concerning the terms, intentions and information herein contained or exchanged in view of the negotiations object of this Agreement, except as expressly authorized in writing by the Parties herein or, unless in the view of a Party’s counsel, disclosure is required by law, rule, regulation or order or required by a court, regulatory body, administrative agency, security regulators or other governmental or self-regulatory body with jurisdiction over such disclosing Party.

10.4.
Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any way, the validity, legality or enforceability of the other provisions will not be affected or, in any way, impaired, remaining in full force and effect, and the Parties shall negotiate in good faith the replacement of the provision declared void, annulled, illegal or unenforceable by another valid, legal and enforceable provision that, as much as possible and effectively, maintains the economic effects and other relevant implications of the provision declared void, annulled, illegal or unenforceable.

10.5.
Entire Agreement. This Agreement constitutes the entire agreement among the Parties on the matters referred to herein and supersede any and all previous agreements and understandings, oral or written, among the Parties relating to the subject matter hereof.

10.6.
Amendments. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

10.7.
Invalid Provisions. Should any provision herein be deemed invalid, illegal or unenforceable in any aspect, the validity, legality or enforceability of the other provisions contained herein shall not be affected or hindered in any way as a result of such fact. The Parties shall negotiate, in good faith, the replacement of the invalid, illegal or unenforceable provision for valid, legal and enforceable provisions the economic effect and other relevant implications of which are as close as possible to the economic effect and other relevant implications of the invalid, illegal or unenforceable provision.

10.8.
Waiver and Tolerance. Each of the Parties acknowledge that, except if otherwise provided for herein in writing: (i) the partial exercise, the non-exercise, the granting of a term, the forbearance or the delay in regard to any right granted to them by this Agreement and/or by Law shall not constitute renewal or waiver of such right, nor shall it impair its exercise in the future; (ii) the waiver of any right shall be interpreted in a restrict manner, and shall not be considered to be a waiver of any other right granted by this Agreement or by Law to any of the Parties; and (iii) any waivers shall only be considered as such if granted in writing.

10.9.
Notices. All notices under this Agreement shall be made in writing and shall be delivered personally, by e-mail or by registered post (always with receipt confirmation) at the addresses indicated below, to the attention of the persons indicated below, or as otherwise specified by the relevant Party by written notice:

(i)
If to Licensor:
Ambipar Participações e Empreendimentos S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo – SP Brazil
Attention: Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

(ii)
If to the Licensee:
Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo – SP Brazil
Attention: Luciana Freire Barca Nascimento;
Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br;
alessandra.bessa@ambipar.com

10.9.1.
All notices sent in accordance with this section shall be deemed as having been delivered on the date of receipt thereof by the addressee at the correct address, except in case of notifications received outside of normal business hours, which shall be deemed to be received on the immediately subsequent Business Day.
10.10.
Electronic Execution. For all legal purposes, the Parties hereby covenant and agree that the execution of this Agreement (i) may occur electronically, pursuant to the terms of Medida Provisória No. 2.200, from August 24, 2001; (ii) even if one or more Parties execute this Agreement electronically on other location, the execution of this Agreement is carried out, for all purposes, in the City of São Paulo, State of São Paulo; and (iii) the execution date of this Agreement, for all purposes and effects, shall be the date stated in the first page of this Agreement. The Parties acknowledge that this Agreement, signed electronically, has full validity being equivalent to a physical document for all legal purposes, recognizing and stating all signatories hereto, pursuant to Article 10, paragraph 2 of Medida Provisória No. 2,200-2 of August 24, 2001, that the signature of this Agreement electronically through the Docusign platform is the signature method mutually chosen by all signatories as suitable to evidence the authorship and integrity of this instrument and grant it full legal effect, as if it was a physical document. All electronic signatures contained herein, as provided for in this Section, have full validity and are sufficient to confer authenticity, integrity, existence, validity and effectiveness to this Agreement.

IN WITNESS WHEREOF, the Parties hereto have duly caused this Agreement to be executed.
AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A.
By: Position:	By: Position:
EMERGÊNCIA PARTICIPAÇÕES S.A.
By: Position:	By: Position:
WITNESSES:
Name: ID:	Name: ID:

Annex S
SHAREHOLDER NON-REDEMPTION AGREEMENT
THIS AMENDED AND RESTATED SHAREHOLDER NON-REDEMPTION AGREEMENT (this “Agreement”) is made and entered into as of December 8, 2022, among (i) HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), (ii) Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), and (iii) Cygnus Fund Icon (the “Existing Shareholder”). Each of HPX, New PubCo and the Existing Shareholder will individually be referred to herein as a “Party” and, collectively, as the “Parties”. For purposes of this agreement, an “HPX Share” means a Class A ordinary share of HPX, par value $0.0001 per share. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).
RECITALS
WHEREAS, a Shareholder Non-Redemption Agreement (which is hereby amended and restated) was initially entered into by and among the Parties as of July 5, 2022 (the “Initial Agreement”) and the Parties wish to amend and restate the Initial Agreement pursuant to the terms hereof;
WHEREAS, this Agreement is (and the Initial Agreement was) entered into in connection with the Business Combination Agreement entered into as of July 5, 2022 (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among New PubCo, HPX, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and other parties named therein, on the terms and subject to the conditions set forth therein;
WHEREAS, the Existing Shareholder is the record and beneficial owner of the number of HPX Shares set forth on the signature page hereto (together with any other shares, capital stock or any other equity interests, as applicable, of HPX that the Existing Shareholder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject HPX Equity Securities”);
WHEREAS, in consideration of the Existing Shareholder’s commitment to, among other things, not redeem the Subject HPX Equity Securities, and subject to the conditions set forth herein, New PubCo agrees to issue to the Existing Shareholder (i) 75,000 warrants (the “Warrants”) to purchase Class A ordinary shares of New PubCo, par value $0.0001 per share; and (ii) 13,200 Class A ordinary shares of New PubCo (“New PubCo Class A Ordinary Shares”), in each case, on or promptly after the Closing Date;
WHEREAS, also solely in consideration of the Existing Shareholder’s commitment, among other things, not to redeem the Subject HPX Equity Securities, and subject to the terms and conditions set forth therein, HPX Capital Partners LLC, a Delaware limited liability company (the “Sponsor” ), is providing the Existing Shareholder with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) being entered into substantially concurrently with the execution of the Initial Agreement;
WHEREAS, the Existing Shareholder acknowledges and agrees that HPX and the other parties to the Business Combination Agreement would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Existing Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement; and
WHEREAS, concurrently with the execution and delivery of this Agreement, the Parties entered into a subscription agreement (the “Subscription Agreement”), pursuant to which the Existing Shareholder agreed, upon the terms and subject to the conditions set forth in the Subscription Agreement, to purchase New PubCo Class A Ordinary Shares, such purchase to be consummated on the Closing Date following the First Effective Time and substantially concurrently with the consummation of the Second Merger, in the event, and solely in the event, the Existing Shareholder exercises its right to terminate this Agreement by providing a NRA Termination and Subscription Notice (as defined below) pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree to amend and restate the Initial Agreement as follows:
1.   Agreements of Existing Shareholder.
(a)   Agreement to Vote.   The Existing Shareholder hereby unconditionally and irrevocably agrees to be present at any meeting of the shareholders of HPX, and to vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, all of the Subject HPX Equity Securities (i) in favor of the SPAC Shareholder Matters and any Extension, and (ii) in opposition to: (A) any SPAC Business Combination and any and all other proposals (1) that could reasonably be expected to delay or impair the ability of HPX to consummate the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (2) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction and the transactions contemplated thereby, or (B) any other action, proposal, transaction or agreement involving HPX that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or would reasonably be expected to result in (x) any breach of any representation, warranty, covenant, obligation or agreement of HPX in the Business Combination Agreement or any Transaction Agreement or (y) any of the conditions to HPX’s obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.
(b)   No Redemption.   The Existing Shareholder hereby agrees that it shall not redeem, tender or submit a request to HPX’s transfer agent or otherwise exercise any right to redeem, any Subject HPX Equity Securities (including in connection with any Extension).
(c)   Transfer of Shares.   The Existing Shareholder hereby agrees that it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of the Subject HPX Equity Securities or otherwise agree to do any of the foregoing, (ii) deposit any of the Subject HPX Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of the Subject HPX Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of the Subject HPX Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of the Subject HPX Equity Securities even if such Subject HPX Equity Securities would be disposed of by a Person other than the Existing Shareholder, or (v) take any action that would have the effect of preventing or materially delaying the performance of its obligations.
(d)   Termination Right and Option to Subscribe.   If and whenever HPX calls or gives notice of any general meeting of shareholders of HPX in connection with which the Existing Shareholder has the right to redeem the Subject HPX Equity Securities, the Existing Shareholder may, as promptly as practicable and in no event later than ten (10) calendar days prior to the relevant meeting date, deliver a written notice substantially in the form attached hereto as Exhibit A (the “NRA Termination and Subscription Notice”) to each of HPX and New PubCo irrevocably stating the Existing Shareholder’s election (x) to terminate this Agreement pursuant to Section 7(c) hereof, and (y) to opt to subscribe to and purchase the New PubCo Class A Ordinary Shares pursuant to the terms and conditions of the Subscription Agreement. Upon receipt of a NRA Termination and Subscription Notice pursuant to the terms set forth above, this Agreement shall automatically terminate and no longer be of any force and effect, while the Subscription Agreement shall automatically become effective pursuant to its terms and conditions, in each case without any further notice or other actions by of any Party.

2.   Agreements of New PubCo.
(a)   In consideration of the Existing Shareholder’s performance of its obligations described herein and upon satisfaction (or, if applicable, waiver) of the conditions set forth in Section 2(b) of this Agreement, effective as of and conditioned on the consummation of the Transactions, New PubCo shall issue the Warrants and the New PubCo Class A Ordinary Shares to the Existing Shareholder, on or promptly following the Closing Date.
(b)   The obligations of New PubCo pursuant to Section 2 of this Agreement shall be subject to the satisfaction, or valid waiver by New PubCo, of the following conditions:
(i)   the Existing Shareholder shall have fully complied with, performed and satisfied its obligations set out in Section 1 hereof, and shall have performed, satisfied and complied in all material respects with all other covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it at or prior to the Closing Date;
(ii)   the Closing shall have occurred; and
(iii)   all representations and warranties of the Existing Shareholder contained in this Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date.
3.   HPX Representations and Warranties.   HPX hereby represents and warrants to the Existing Shareholder and New PubCo as follows:
(a)   HPX is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.
(b)   HPX has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or similar) action on the part of HPX. HPX’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by HPX and constitutes a valid, legal and binding agreement of HPX (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and New PubCo), enforceable against HPX in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by HPX of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which HPX is a party or by which HPX is bound, and will not violate any provisions of HPX’s charter documents, including, without limitation, its incorporation papers.
4.   New PubCo Representations and Warranties.   New PubCo hereby represents and warrants to HPX and the Existing Shareholder as follows:
(a)   New PubCo is an exempted company with limited liability, duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of the Cayman Islands.

(b)   New PubCo has the requisite limited liability company power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary company (or similar) action on the part of New PubCo. New PubCo’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by New PubCo and constitutes a valid, legal and binding agreement of New PubCo (assuming that this Agreement is duly authorized, executed and delivered by the Existing Shareholder and HPX), enforceable against New PubCo in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   Other than the consents, waivers, approvals, orders, authorizations, registrations, qualifications, designations, declarations and filings pursuant to, in compliance with or required to be made under the Exchange Act or as otherwise set forth in Schedule 4.6(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by New PubCo does not, and the performance by New PubCo of its obligations hereunder, including the issuance of the Warrants and the New PubCo Class A Ordinary Shares, will not, (i) conflict with or result in a violation of the organizational documents of New PubCo or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by New PubCo of its obligations under this Agreement.
5.   Existing Shareholder Representations and Warranties.   The Existing Shareholder hereby represents and warrants to HPX and New PubCo as follows:
(a)   If the Existing Shareholder is not an individual, the Existing Shareholder is a corporation, company, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Legal Requirements of its jurisdiction of formation or organization (as applicable).
(b)   The Existing Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Existing Shareholder. The Existing Shareholder’s signature on this Agreement is genuine, and the signatory has been duly authorized and has legal competence and capacity to execute the same. This Agreement has been duly and validly executed and delivered by the Existing Shareholder and constitutes a valid, legal and binding agreement of the Existing Shareholder (assuming that this Agreement is duly authorized, executed and delivered by HPX and New PubCo), enforceable against the Existing Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   The execution, delivery and performance by the Existing Shareholder of this Agreement will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Existing Shareholder is a party or by which the Existing Shareholder is bound, and, if the Existing Shareholder is a legal entity, will not violate any provisions of the Existing Shareholder’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.
(d)   The Existing Shareholder has made its own assessment of the Transactions and the transactions contemplated by this Agreement and is satisfied concerning the relevant tax and other economic considerations relevant to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation,

HPX, New PubCo or any of their respective affiliates or any of their respective control persons, officers, directors and employees), other than the statements of HPX and New PubCo contained in this Agreement, in connection with the Transactions and the transactions contemplated by this Agreement.
(e)   The Existing Shareholder acknowledges that it is aware that there are substantial risks incident to the Transactions and the transactions contemplated by this Agreement. The Existing Shareholder has sought such accounting, legal and tax advice as the Existing Shareholder has considered necessary to make an informed decision. The Existing Shareholder (i) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and (ii) has exercised independent judgment in evaluating its participation in the transactions contemplated by this Agreement.
(f)   The Existing Shareholder is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the United States Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. If the Existing Shareholder is a financial institution subject to the United States Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Existing Shareholder maintains written policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Existing Shareholder maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List.
6.   Further Assurances.   The Existing Shareholder agrees to execute and deliver such additional documents and take such additional actions as are reasonably practical and necessary in furtherance of the provisions of Section 1 hereof.
7.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Closing; (b) the termination of the Business Combination Agreement in accordance with its terms and (c) timely receipt by HPX and New PubCo of a NRA Termination and Subscription Notice in accordance with Section 1(d). Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement; provided, however, that in case this Agreement is terminated by the Existing Shareholder by providing a NRA Termination and Subscription Notice, the Subscription Agreement shall automatically become effective without any further notice or other action of any Party. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 7(b) shall not affect any liability on the part of any Party for an intentional breach of this Agreement or Intentional Fraud.
8.   Trust Account Waiver.   The Existing Shareholder acknowledges that HPX is a blank check company with the powers and privileges necessary or convenient to the conduct, promotion or attainment of the business or purposes of HPX, including, but not limited to effecting a merger, asset acquisition, reorganization or similar business combination involving HPX and one or more businesses or assets. The Existing Shareholder further acknowledges that, as described in HPX’s prospectus relating to its initial public offering dated July 15, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of HPX’s assets consist of the cash proceeds of HPX’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of HPX, its public shareholders and the underwriters of HPX’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to HPX to pay its tax obligations, if any, and for working capital, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. The Existing Shareholder hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Agreement, provided, however, that nothing in this Section 8 shall be deemed to limit the Existing Shareholder’s right, title, interest or claim to the Trust Account by virtue of the Existing Shareholder’s record or beneficial ownership of HPX Shares.
9.   Form W-9 or W-8.   The Existing Shareholder shall, on or prior to the Closing, execute and deliver to New PubCo a completed IRS Form W-9 or Form W-8, as applicable.
10.   Withholding.   Notwithstanding any other provision of this Agreement, New PubCo and HPX and any of their respective agents and representatives, as applicable, shall be entitled to deduct and withhold from the Warrants, the New PubCo Class A Ordinary Shares and any other amount payable pursuant to this Agreement any such taxes as may be required to be deducted and withheld from such amounts (and any other amounts treated as paid for applicable tax law) under the Internal Revenue Code of 1986, as amended, or any other applicable tax law (as determined in good faith by the party so deducting or withholding in its sole discretion). To the extent that any amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
11.   Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Except as otherwise provided in the following sentence, nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture. Notwithstanding anything to the contrary contained herein, the Company and the Sponsor, are intended third-party beneficiaries of and may enforce this Section 11 and Sections 1 and 12 of the Agreement.
12.   Incorporation by Reference.   Sections 10.1 (No Survival), 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.4(a) (Entire Agreement), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction), 11.11 (Assignment), 11.12 (Amendment), 11.13 (Extension; Waiver) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.
13.   Public Disclosure.   Notwithstanding anything in this Agreement to the contrary, Existing Shareholder agrees that HPX shall have the right to publicly disclose the name of Existing Shareholder, its investment adviser or any of their respective affiliates, Existing Shareholder’s beneficial ownership of the Subject HPX Equity Securities, or the nature of Existing Shareholder’s commitments, arrangements and understandings under and relating to this Agreement in any press release issued by HPX, any Form 8-K filed by HPX with the SEC in connection with the execution and delivery of this Agreement and any registration statement filed or amended on or after the date of this Agreement. Existing Shareholder shall promptly provide any information reasonably requested by HPX for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Prior to making any such public disclosure, HPX shall use commercially reasonable efforts to (a) provide Existing Shareholder with three (3) Business Days to review the portion of any public filing, press release or other public disclosure that refers directly to Existing Shareholder’s commitment pursuant to this Agreement and (b) incorporate any reasonable comments received from Existing Shareholder or its representatives within such three (3) Business Day period as to such public disclosures referring directly to Existing Shareholder’s commitment pursuant to this Agreement (it being understood, however, that with respect to the initial public disclosure as to the existence of this Agreement, such three (3) Business Day period may be reduced by HPX to a one (1) Business Day period).
[signature page follows]

IN WITNESS WHEREOF, the Existing Shareholder has executed or caused this Agreement, as amended and restated, to be executed by its duly authorized representative as of the date set forth on the first page of this Agreement.
Name of the Existing Shareholder: CYGNUS FUND ICON
By: /s/ Candice Murton
By: /s/ Lolita Bethel
Name: Deltec Fund Governors Ltd Title: Governing Administrators
Number of HPX Shares held by the Existing Shareholder: 300,000
[Signature Page to Shareholder Non-Redemption Agreement]

IN WITNESS WHEREOF, HPX and New PubCo have caused this Agreement, as amended and restated, to be duly executed as of the day and year first above written.
HPX CORP.
By:
/s/ Carlos Piani

Name: Carlos Piani
Title: CEO
AMBIPAR EMERGENCY RESPONSE
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title: Director
[Signature Page to Shareholder Non-Redemption Agreement]

Exhibit A
Form of Termination and Subscription Notice
[Date]
HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, DE 19801
United States of America
Ambipar Emergency Response
Avenida Angélica, nº 2346, 5th Floor
São Paulo, SP — 01228-200
Brazil
Re: Termination of the Cygnus Non-Redemption Agreement and Obligation to Subscribe New PubCo Class A Ordinary Shares pursuant or the Cygnus Subscription Agreement
Reference is hereby made to the Amended and Restated Shareholder Non-Redemption Agreement, dated December 8, 2022 (the “NRA”), by and among (i) HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), (ii) Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (“New PubCo”), and (iii) Cygnus Fund Icon (the “Existing Shareholder”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the NRA.
The Existing Shareholder hereby irrevocably (i) exercises its right set forth in the NRA to terminate the NRA, and (ii) acknowledges, agrees to and confirms the effectiveness of the Subscription Agreement and the Existing Shareholders obligation to subscribe to and purchase New PubCo Class A Ordinary Shares pursuant to terms and conditions of the Subscription Agreement.
(Signature page follows)

Very truly yours,
CYGNUS FUND ICON
By:
/s/ Candice Murton

By:
/s/ Lolita Bethel

Name: Candice Murton/
Lolita Bethel
Title: Authorized Signatories

Annex T
SUBSCRIPTION AGREEMENT
This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 8th day of December, 2022, by and among Ambipar Emergency Response, an exempted company incorporated with limited liability in the Cayman Islands (the “Issuer”), HPX Corp., an exempted company incorporated with limited liability in the Cayman Islands (“HPX”), and Cygnus Fund Icon (“Subscriber”).
WHEREAS, on May 3, 2022, Ambipar Participações e Empreendimentos S.A. a sociedade anônima organized under the laws of Brazil (“Ambipar Parent”), formed two new wholly-owned subsidiaries, Ambipar Merger Sub, an exempted company incorporated with limited liability in the Cayman Islands (“Merger Sub”) and the Issuer.
WHEREAS, as soon as practicable following the date hereof, Merger Sub, Emergência Participações S.A., a sociedade anônima organized under the laws of Brazil (the “Company”) and Ambipar Parent shall enter into a contribution agreement pursuant to which, prior to the consummation of the Transactions (as defined below), Ambipar Parent will contribute to Merger Sub all of the issued and outstanding equity of the Company in consideration for newly issued Merger Sub ordinary shares (the “Pre-Closing Exchange”) and, after giving effect to the Pre-Closing Exchange, the Company will become a wholly-owned subsidiary of Merger Sub;
WHEREAS, pursuant to, and upon the terms and subject to the conditions set forth in, the Business Combination Agreement entered into on or about the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Business Combination Agreement”), among the Issuer, Merger Sub, HPX, the Company and Ambipar Parent, the following transactions (collectively, the “Transactions”) will occur on the Closing Date (as defined below): (i) HPX will be merged with and into Issuer, with Issuer as the surviving entity and (ii) subsequent to the transaction described in the foregoing clause (i), Merger Sub will be merged with and into Issuer with Issuer as the surviving entity. The “Second Effective Time” as defined in the Business Combination Agreement shall be referred to herein as the “Transactions Closing”;
WHEREAS, HPX, Issuer and the Subscriber have entered into a certain Amended and Restated Shareholder Non-Redemption Agreement, dated as of December 8, 2022 (the “Cygnus Non-Redemption Agreement”), pursuant to which, among other things, the Subscriber has committed not to redeem the HPX shares of which it is the record and beneficial owner, on the terms and conditions set forth therein;
WHEREAS, the Subscriber may, in its sole discretion, (i) terminate the Cygnus Non-Redemption Agreement, and (ii) opt to subscribe to and purchase the Issuer Shares (as defined below) pursuant to the terms and conditions of this Subscription Agreement (the “NRA Termination and Subscription Right”) by delivering a NRA Termination and Subscription Notice (as defined in the Cygnus Non-Redemption Agreement) pursuant to the terms and conditions of the Cygnus Non-Redemption Agreement;
WHEREAS, subject to and conditioned upon exercising its NRA Termination and Subscription Right by delivering a NRA Termination and Subscription Notice, the Subscriber desires, in connection with the Transactions, to subscribe for and purchase from the Issuer, substantially concurrently with, and contingent upon, the consummation of the Transactions, such number of Class A ordinary shares in the Issuer, par value $0.0001 per share (the “Issuer Shares”) set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Per Share Subscription Price”) and an aggregate purchase price set forth on the Subscriber’s signature page hereto (the “Subscription Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Subscription Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and conditions set forth herein;
WHEREAS, solely in consideration of the Subscriber’s commitment to subscribe for and purchase from the Issuer the Acquired Shares and for no other payment or consideration by the Subscriber, and subject to the conditions set forth herein, the Issuer agrees to issue to the Subscriber, and the Subscriber agrees to subscribe for, (i) 75,000 warrants to purchase Issuer Shares (the “Warrants”) and (ii) 13,200 additional Issuer Shares (“Additional Shares”) substantially concurrent with the consummation of the Transactions Closing;

WHEREAS, also solely in consideration of the Subscriber’s commitment to either not redeem its HPX shares pursuant to the Cygnus Non-Redemption Agreement or, in the Subscriber’s sole discretion, to subscribe for and purchase from the Issuer the Acquired Shares pursuant to this Subscription Agreement, and for no other payment or consideration by the Subscriber, HPX Capital Partners LLC, a Delaware limited liability company (“SPAC Sponsor”) is providing the Subscriber with certain downside protection rights, pursuant to that certain Downside Protection Agreement (as defined in the Business Combination Agreement) entered into among the Parties;
WHEREAS, substantially concurrently with the execution of the Business Combination Agreement, the Issuer has entered into separate subscription agreements (the “Other Subscription Agreements” and, together with this Subscription Agreement, the “Subscription Agreements”), on substantially the same terms as the terms of this Subscription Agreement (other than the fact that the effectiveness of the Other Subscription Agreements is not subject to and conditioned upon the execution and receipt of a NRA Termination and Subscription Notice; and also except for the Subscription Agreements entered into with (1) Ambipar Parent, and (2) Opportunity Agro Fundo de Investimento em Participações Multiestratégia Investimento no Exterior), with certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or certain institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act) (each, an “Other Subscriber” and, together with Subscriber, the “Subscribers”), severally and not jointly; and
WHEREAS, the aggregate number of Issuer Shares to be issued by the Issuer pursuant to the Subscription Agreement equals, as of the date hereof, 313,200 Issuer Shares, 300,000 of which are Acquired Shares and 13,200 are Additional Shares (Acquired Shares and Additional Shares, collectively, the “Shares”, provided that any references hereinafter to the “purchase,” “sale” or related terms implying payment by the Subscriber for the acquisition of Shares shall be construed as references to the Acquired Shares only, as the case may be);
NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1.
Subscription.   Subject to becoming effective pursuant to Section 5.1 hereof, and subject to the other terms and conditions hereof, at the Closing (as defined below), (i) Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Subscription Price, the Shares (such subscription and issuance, the “Shares Subscription”) and (ii) the Issuer hereby agrees to issue, and the Subscriber agrees to subscribe for, the Warrants (such subscription and issuance, the “Warrants Subscription” and, together with the Shares Subscription, the “Subscription”)..

2.
Settlement Date and Delivery.

2.1
Closing.   The closing of the Subscription contemplated hereby (the “Closing”) shall occur substantially concurrent with the consummation of the Transactions Closing (the date of the Closing, the “Closing Date”) subject to the terms and conditions set forth herein; provided that the Closing shall occur after the First Effective Time (as defined in the Business Combination Agreement, the “First Effective Time”). Not less than five (5) business days prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) of such anticipated Closing Date. No later than three business days after receiving the Closing Notice, Subscriber shall deliver to the Issuer such information as is reasonably requested in the Closing Notice in order for the Issuer to issue the Shares and the Warrants to Subscriber. Subscriber shall deliver on or before two (2) business days prior to the anticipated Closing Date the Subscription Price for the Shares by wire transfer of U.S. dollars in immediately available funds to the escrow account specified by the Issuer in the Closing Notice, to be held by the escrow agent until the Transactions Closing. Not later than one (1) business day after the Closing Date, the Issuer shall register, or cause to be registered in the records of the Issuer’s transfer agent (the “Transfer Agent”), the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a

Saturday, Sunday or other day on which commercial banks in New York, the Cayman Islands or Brazil are authorized or required by law to close. In the event the Closing Date does not occur within three (3) business days after the anticipated Closing Date identified in the Closing Notice, the Issuer shall cause the escrow agent to promptly (but not later than three (3) business days thereafter) return the Subscription Price to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled; provided that unless this Subscription Agreement has been validly terminated pursuant to Section 5, neither the failure of the Closing to occur on the Closing Date nor such return of funds shall (a) terminate this Subscription Agreement, (b) be deemed to be a failure of any of the conditions of Closing set forth in Section 2.3, or (c) relieve Subscriber of its obligation to purchase the Shares at the Closing upon delivery of a new Closing Notice in accordance with the terms of this Section 2.1. Prior to or at Closing, Subscriber shall deliver to Issuer a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.
2.2
Conditions to Closing of the Issuer.   The Issuer’s obligations (i) to sell and issue the Acquired Shares and (ii) to issue the Warrants and the Additional Shares at the Closing are subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.   The representations and warranties made by Subscriber in Section 3.3 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or “Subscriber Material Adverse Effect” (as defined in Section 3.3(c) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Subscriber Material Adverse Effect.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Regulatory.   If required by applicable governmental authorities (including, but not limited to, financial services or banking authorities), rules, regulations, orders, policies or procedures, Subscriber shall have been found suitable by such authorities.

(e)
Performance and Compliance under Subscription Agreement.   Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of Subscriber to consummate the Closing.

2.3
Conditions to Closing of Subscriber.   Subscriber’s obligation to (i) subscribe for and purchase the Acquired Shares and (ii) to subscribe for the Warrants and the Additional Shares at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver, on or prior to the Closing Date, of each of the following conditions:

(a)
Representations and Warranties Correct.

(i)
The representations and warranties made by the Issuer in Section 3.1 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an Issuer Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of the Issuer in Section 3.1 and the facts underlying such breach would also cause a condition to the Issuer’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(c) are satisfied.

(ii)
The representations and warranties made by HPX in Section 3.2 shall be true and correct as of the Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date), except for the failure of such representations and warranties to be true and correct that (without giving effect to any limitation as to “materiality” or HPX Material Adverse Effect (as defined in Section 3.2(c) below), or another similar materiality qualification set forth herein), individually or in the aggregate, has not had, and would not reasonably be expected to have, an HPX Material Adverse Effect; provided that, in the event this condition would otherwise fail to be satisfied as a result of a breach of one or more of the representations and warranties of HPX in Section 3.2 and the facts underlying such breach would also cause a condition to HPX’s obligations under the Business Combination Agreement to fail to be satisfied, this condition shall nevertheless be deemed satisfied in the event the conditions in Section 2.3(b) and Section 2.3(c) are satisfied.

(b)
Closing of the Transactions.   All conditions precedent to the Issuer’s, the Company’s and Merger Sub’s and HPX’s and Ambipar Parent’s obligations to effect the Transactions Closing shall have been satisfied or waived (other than those conditions that, by their nature, may only be satisfied at the consummation of the Transactions Closing but subject to satisfaction or waiver thereof), subject to the compliance with Section 2.3(c).

(c)
Legality.   There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental, regulatory or administrative authority or any court, tribunal or judicial or arbitral body, law, statute, rule or regulation enjoining or prohibiting the consummation of the Subscription (except in the case of any such order, judgment, injunction, decree, writ, stipulation, determination, award, law, statute, rule or regulation issued by any such authority located outside the United States that would not be reasonably expected to have an Issuer Material Adverse Effect (as defined in Section 3.1(d) below) or an HPX Material Adverse Effect (as defined in Section 3.2(c) below)).

(d)
Performance and Compliance under Subscription Agreement.   The Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to materially and adversely affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(e)
Business Combination Agreement.   The terms of the Business Combination Agreement (including the conditions thereto) shall not have been amended or waived in a manner that would reasonably be expected to materially adversely and disproportionately as compared to Other Subscribers affect the economic benefits Subscriber reasonably expects to receive under this Subscription Agreement.

(f)
Listing.   (i) The Issuer’s initial listing application with New York Stock Exchange (“NYSE”) in connection with the Transactions shall have been conditionally approved, the Issuer shall be able to satisfy any applicable initial and continuing listing requirements of NYSE immediately following the Transactions Closing and the Issuer shall not have received any written notice of non-compliance therewith, and (ii) the Shares shall have been approved for listing on NYSE, subject to official notice of issuance.

3.
Representations, Warranties and Agreements.

3.1
Issuer’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, the Issuer hereby represents and warrants to Subscriber as follows:

(a)
The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
At Closing, subject to the receipt of the Subscription Price in accordance with the terms of this Subscription Agreement and registration by the Transfer Agent, the Shares and the Warrants will be duly authorized, validly issued and allotted and fully paid, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s organizational documents (as in effect at such time of issuance) or the laws of the Cayman Islands.

(c)
This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and HPX, is the valid and binding obligation of the Issuer and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(d)
The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and the Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have a material adverse effect on the ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement, including the issuance and sale of the Acquired Shares and the issuance of the Warrants and Additional Shares (an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

(e)
As of the date of this Subscription Agreement, the authorized share capital of the Issuer consists of $50,000 divided into 500,000,000 ordinary shares, with a par value of $0.0001 each, of which one such share is validly issued and fully paid, and are not subject to preemptive rights or encumbrances.

(f)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, no registration under the Securities Act is required for the offer and sale of the Acquired Shares and offer of the Warrants and the Additional Shares by the Issuer to Subscriber pursuant to and as contemplated in this Subscription Agreement. The Shares and the Warrants (i) were not offered to Subscriber by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) to the Issuer’s knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.
(g)
The Issuer has provided Subscriber an opportunity to ask questions regarding the Issuer, the Company and the Transactions and made available to Subscriber all the information reasonably available to the Issuer that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(h)
Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any Issuer security or solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Shares or the Warrants under the Securities Act.

(i)
Except for such matters as would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

(j)
The Issuer has not received any written communication from a governmental authority that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(k)
Assuming the accuracy of all of Subscriber’s representations and warranties set forth in Section 3.3, the Issuer is not required to obtain any material consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares and the Warrants pursuant to this Subscription Agreement, other than (i) filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 7.19; (iv) those required by NYSE, (v) those required to consummate the Transactions Closing as provided under the Business Combination Agreement, (vi) any filing required by the Brazilian antitrust laws, if applicable; (vii) any filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or any law or regulation of any other jurisdiction related to competition or merger control, if applicable, (viii) those that will be obtained, made or given, as applicable, on or prior to the Closing, and (ix) consents, waivers, authorizations, orders, notices or filings, the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

(l)
Upon consummation of the Transactions Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and will be listed for trading on NYSE, and the Shares will be approved for listing on NYSE, subject to official notice of issuance.

(m)
Neither the Issuer nor any person acting on its behalf is under any obligation to pay any broker’s fee, finder’s fee or other fee or commission in connection with the sale of the Shares, other than the fact that HPX is responsible for the payment of any fees, costs, expenses and commissions of Credit Suisse Securities (USA) LLC and BofA Securities Inc. or any other financial institution replacing any such institutions (the “Placement Agents”, each a “Placement Agent”), and such obligations shall become obligations of the Issuer upon the occurrence of the Transactions Closing.

(n)
As of the date hereof, the Business Combination Agreement is valid and in full force and effect, subject to the compliance with Section 2.3(e).

(o)
The Issuer has not entered into any subscription agreement, side letter or similar agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Issuer other than (i) the Business Combination Agreement and (ii) the Other Subscription Agreements.

3.2
HPX’s Representations, Warranties and Agreements.   To induce Subscriber to purchase the Shares, HPX hereby represents and warrants to Subscriber as follows:

(a)
HPX is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. HPX has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, executed and delivered by HPX and, assuming that this Subscription Agreement constitutes the valid and binding obligation of Subscriber and the Issuer, is the valid and binding obligation of HPX and is enforceable against it in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by HPX with all of the provisions hereof), the issuance and sale of the Acquired Shares, the issuance of the Warrants and Additional Shares, and the consummation of the other transactions contemplated herein, including the Transactions, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of HPX pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which HPX is a party or by which HPX is bound or to which any of the property or assets of HPX is subject, which would reasonably be expected to have a material adverse effect on the ability of HPX to enter into and timely perform its obligations under this Subscription Agreement (an “HPX Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of HPX or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over HPX or any of its properties that would reasonably be expected to have an HPX Material Adverse Effect.

(d)
HPX has provided Subscriber an opportunity to ask questions regarding HPX and the Transactions and made available to Subscriber all the information reasonably available to HPX that Subscriber has reasonably requested to make an investment decision with respect to the Shares.

(e)
Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of HPX, threatened against HPX, or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against HPX.

(f)
HPX has not received any written communication from a governmental authority that alleges that HPX is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, an HPX Material Adverse Effect.

3.3
Subscriber’s Representations, Warranties and Agreements.   To induce the Issuer to issue the Shares and the Warrants to Subscriber, Subscriber hereby represents and warrants to the Issuer and HPX and acknowledges and agrees with the Issuer and HPX as follows:

(a)
Subscriber has been duly formed or incorporated and is validly existing and, where such concept is recognized, in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)
This Subscription Agreement has been duly authorized, approved by all necessary action, validly executed and delivered by Subscriber. The purchase of the Shares is fully consistent with the financial needs, objectives and conditions of the Subscriber and complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to the Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and HPX, this Subscription Agreement is the valid and binding obligation of Subscriber and is enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c)
The execution, delivery and performance of this Subscription Agreement (including compliance by Subscriber with all of the provisions hereof), and the consummation of the transactions contemplated herein, including the Transactions, do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber or any of its subsidiaries is a party or by which Subscriber or any of its subsidiaries is bound or to which any of the property or assets of Subscriber or any of its subsidiaries is subject, that would reasonably be expected to adversely affect the Subscriber’s ability to acquire and hold Shares and to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its subsidiaries or any of their respective properties that would reasonably be expected to have a Subscriber Material Adverse Effect.

(d)
In the event

(i)
Subscriber is located in the United States or is a U.S. person, Subscriber (A) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (9) or (12) of Regulation D under the Securities Act), in either case satisfying the applicable requirements set forth on Schedule I, and an “institutional account” as defined in FINRA Rule 4512(c), and is not an entity formed for the specific purpose of acquiring the Shares, (B) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, (C) has exercised independent judgment in evaluating its participation in the purchase of the Shares, (D) is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring its entire beneficial interest in the Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Shares in any manner that would violate the securities laws of the United States or any other applicable jurisdiction, (E) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto)

and is not a party to or bound by a binding commitment to sell or otherwise dispose of the Shares, and (F) acknowledges that the offering meets the exemptions from filing under FINRA Rules 5123(b)(1)(A), (C) and (J);
(ii)
Subscriber is located outside the United States and not a U.S. person, (A) Subscriber is acquiring the Shares in an “offshore transaction” meeting the requirements of Rule 903 of Regulation S under the Securities Act, (B) Subscriber understands that the offering meets the exemptions from filing under FINRA Rule 5123(c), (C) Subscriber is are aware that the sale to it is being made in reliance on a private placement exemption from, or in a transaction not subject to, registration under the Securities Act, and the Subscriber and the person, if any, for whose account or benefit the Subscriber is acquiring the Shares was located outside the United States and was not a U.S. person at the time (x) the offer was made to it and (y) when the buy order for such Shares was originated, and continues to be located outside the United States and not to be a U.S. person and has not purchased such Shares for the account or benefit of any person located in the United States or who is a U.S. person, or entered into any arrangement for the transfer of such Shares or any economic interest therein to any person located in the United States or any U.S. person, and (D) Subscriber is authorized to consummate the purchase of the Shares offered pursuant to this Subscription in compliance with all applicable laws and regulations of the jurisdiction where such sales are to be made;

(iii)
Subscriber is resident in a member state of the European Economic Area, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the “EU Prospectus Regulation”);

(iv)
Subscriber is resident in the United Kingdom, Subscriber is a “qualified investor” within the meaning of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”); and

(v)
Subscriber is resident in the Federative Republic of Brazil, Subscriber is a professional investor (investidor profissional) under the definition set out in Resolution No. 30 of the Brazilian securities exchange commission (CVM — Comissão de Valores Mobiliários, “CVM”) (such rule and all other CVM rules and regulations relating to the offering of securities, the “Brazilian Offering Regulations”), formed or resident in a jurisdiction other than the Federative Republic of Brazil, and able to hold securities and engage in financial settlement of securities transactions with funds held in the United States.

The information provided by Subscriber on Schedule I is true and correct in all respects.
(e)
Together with its investment adviser, if applicable, Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act or the Brazilian Offering Regulations, or any “offer of securities to the public” within the meaning of the EU Prospectus Regulation or the UK Prospectus Regulation, and that the offer and sale of the Shares have not been registered under the Securities Act, the Brazilian Offering Regulations or any other applicable securities laws. Subscriber understands that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act or in a transaction not subject thereto, and in each case, in accordance with any applicable securities laws of the states and other jurisdictions where such offers and sales are made, and that any book entries or certificates representing the Shares shall contain a legend to such effect. Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Shares will be subject to the foregoing transfer restrictions and, as a result, Subscriber may not be able to readily offer, resell, transfer or pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge, transfer or disposition of any of the Shares.
(f)
Subscriber is purchasing the Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants, statements or agreements made to Subscriber by or on behalf of the Issuer or HPX or any of their respective affiliates, officers or directors, employees, partners, agents or representatives, or any other party to the Transactions or any other person or entity (including the Placement Agents), expressly or by implication (including by omission), other than those representations, warranties, covenants, statements and agreements of the Issuer and HPX expressly set forth in this Subscription Agreement, and Subscriber is not relying on any representations, warranties, covenants, statements or agreements other than those expressly set forth in this Subscription Agreement.

(g)
Subject to the assumption that the assets of the Issuer do not constitute “plan assets” under the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if Subscriber is or is acting on behalf of an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA), or other plan that is not subject to the foregoing, but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (“Similar Law”), or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code or Similar Law (each, a “Plan”), Subscriber represents and warrants that its acquisition and holding of Shares do not and will not constitute or result in a non-exempt prohibited transaction under section 406 of ERISA, section 4975 of the Code, or under Similar Law or otherwise violate the provisions thereunder.

(h)
Together with its investment adviser if applicable, in making its decision to purchase the Shares, Subscriber has relied solely upon an independent investigation made by Subscriber and each of the Issuer’s and HPX’s representations, warranties and agreements contained in Section 3.1 and Section 3.2, respectively. Without limiting the generality of the foregoing, Subscriber is not relying upon, and has not relied upon, any statements, representation or warranty or other information provided by anyone (including HPX, the Issuer, the Company, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) other than the representations and warranties of the Issuer and HPX expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber has received access to and has had an adequate opportunity to review, such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Shares, including with respect to the Issuer or any of its affiliates and consolidated affiliated entities (together with the Issuer, the “Group”), HPX, the Company and the Transactions and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Shares. Subscriber has received access to and has had an adequate opportunity to review the documents made available to Subscriber by HPX and the Group. Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions and receive such answers from HPX and the Issuer or any person or persons acting on their behalf concerning the terms and conditions of an investment in the Shares, have obtained such materials or information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares and have independently made their own analysis and decision to invest in the Shares. Based on such information as Subscriber has deemed appropriate and without reliance upon any Placement Agent, Subscriber has independently made his/her/its own analysis and decision to enter into the Subscription. Subscriber acknowledges that no disclosure or offering document has been prepared in connection with the offer and sale of the Shares. Except for the representations, warranties and agreements of the Issuer and HPX expressly set forth in this

Subscription Agreement, Subscriber is relying exclusively on his/her/its own sources of information, investment analysis and the due diligence (including professional advice Subscriber deems appropriate) with respect to the Subscription, the Issuer Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer or the Company and its subsidiaries, including but not limited to all business, legal, regulatory, accounting, financial, credit and tax matters. Subscriber further acknowledges that the information provided to Subscriber is preliminary and subject to change.
(i)
Subscriber acknowledges and agrees that:

(i)   each of the Placement Agents is acting solely as the Issuer’s placement agent in connection with the Subscription and each Placement Agent may have affiliates that act as an advisor to the Issuer, the Company or any other person or entity in connection with the Transactions; none of the Placement Agents is acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for Subscriber, HPX or any other person or entity in connection with the Subscription;
(ii)   neither the Placement Agents nor any of their respective directors, officers, employees, advisors, representatives and controlling persons have made, nor will any of such persons make, any representation or warranty, whether express or implied, of any kind or character nor have any such persons provided any advice or recommendation in connection with the Subscription;
(iii)   certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges and agrees that such information and projections, if applicable, were prepared without the participation of the Placement Agents and that none of the Placement Agents assumes responsibility for independent verification of, or the accuracy or completeness of, such information or projections;
(iv) the Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Issuer, HPX, the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to it by or on behalf of the Issuer or HPX;
(v)   Subscriber has not relied on any statement, representation, warranty or information made or provided by the Placement Agents, or any of their respective affiliates or any control persons, officers, directors, employees, agents or representatives of any of the foregoing, with respect to its decision to invest in the Shares, and the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Subscription or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the business, affairs, condition (financial or otherwise), operations, properties or prospects of, or any other matter concerning, the Issuer, the Group or the Subscription; and
(vi)   neither the Placement Agents nor any of their respective affiliates, subsidiaries, directors, officers, agents or employees shall have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by Subscriber, HPX or the Issuer or any other person or entity), whether in contract, tort, under federal or state securities laws, or otherwise, to Subscriber, or to any person claiming through Subscriber, in respect of the Subscription.
(j)
Subscriber became aware of this offering of the Shares solely by means of direct contact from either the Placement Agents, the Issuer or HPX as a result of a pre-existing substantive relationship (as interpreted in guidance from the Commission under the Securities Act) with the Issuer, HPX or their representatives, and the Shares were offered to Subscriber solely by direct contact between Subscriber and the Placement Agents, the Issuer or HPX. Subscriber did not become aware of this offering of the Shares, nor were the Shares offered to Subscriber, by any other means, and none of the Placement Agents, the Issuer or HPX or their respective representatives acted as investment advisor, broker or dealer to Subscriber. Subscriber acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, the Brazilian Offering Regulations, or any state securities laws or the securities laws of any other jurisdiction.
(k)
Together with its investment adviser, if applicable, Subscriber is aware that there are substantial risks incident to the purchase and ownership of the Shares. Subscriber is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and Subscriber has had an opportunity to seek and has sought such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber understands and acknowledges that (A) it (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in financial, business and private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) has exercised independent judgment in evaluating its purchase of the Shares and (B) the purchase and sale of the Shares hereunder meets (1) the exemptions from filing under FINRA Rule 5123(b)(1)(A), (2) the institutional customer exemption under FINRA Rule 2111(b), (3) the qualified institutional buyers exemption from filing under FINRA Rule 5123(b)(1)(C) and (4) the accredited investors exemption from filing under FINRA Rule 5123(b)(1)(J).

(l)
Subscriber, alone, or together with any professional advisor(s), has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for Subscriber and that Subscriber is able to bear the economic risk of its investment and can afford a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

(m)
Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of an investment in the Shares.

(n)
Neither the Subscriber nor any of its affiliates, officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function is (i) a person (including individual or entity) that is the target of economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by relevant governmental authorities, including, but not limited to those administered by the U.S. government through the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom (collectively, “Sanctions”), (ii) a person or entity listed on the List of Specially Designated Nationals and Blocked Persons administered by OFAC, or in any Executive Order issued by the President of the United States and administered by OFAC, or any other any Sanctions-related list of sanctioned persons maintained by OFAC, the Department of Commerce or the U.S. Department of State, the United Nations Security Council, the European Union, any EU member state, or the United Kingdom (collectively, “Sanctions Lists”), (iii) organized, incorporated, established, located, resident or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, Afghanistan, the Crimea, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, or the United Kingdom; (iv) directly or indirectly owned or controlled 50% or more by, or acting on behalf of, any such person or persons described in any of the foregoing clauses (i) through (iv); or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, (i) through (v), a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law; provided that Subscriber is permitted to do so under applicable law. Subscriber represents that (i) if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures to ensure compliance with its obligations under the BSA/PATRIOT Act, and (ii) to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with the anti-money laundering-related laws administered and enforced by other governmental authorities. Subscriber also represents that it maintains policies and procedures reasonably designed to ensure compliance with Sanctions. Subscriber further represents and warrants that (i) none of the funds held by Subscriber and used to purchase the Shares are or will be derived from transactions with or for the benefit of any Prohibited Investor, and (ii) it maintains policies and procedures reasonably designed to ensure the funds held by Subscriber and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.
(o)
As of the date hereof, Subscriber does not have, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of the Issuer, Ambipar Parent or HPX. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

(p)
If Subscriber is or is acting on behalf of a Plan, Subscriber represents and warrants that none of HPX, the Issuer, the Company nor any of their respective affiliates (the “Transaction Parties”) has provided investment advice or otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the Transaction Parties is or shall at any time be relied upon as the Plan’s fiduciary with respect to any decision in connection with its investment in the Shares (including with respect to any decision to acquire, continue to hold or transfer the Shares).

(q)
Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Subscriber with the Commission with respect to the beneficial ownership of HPX’s ordinary shares prior to the date hereof, Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of section 13(d)(3) or section 14(d)(2) of the Exchange Act) acting for the purpose of acquiring, holding or disposing of equity securities of HPX (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(r)
On each date the Subscription Price would be required to be funded to the Issuer pursuant to Section 2.1, Subscriber will have sufficient immediately available funds to pay the Subscription Price pursuant to Section 2.1.

(s)
Subscriber agrees that no Other Subscriber (including the controlling persons, officers, directors, partners, agents or employees of any such Other Subscriber) shall be liable to Subscriber pursuant to this Subscription Agreement (or any Other Subscriber pursuant to any Other Subscription Agreement) or any other agreement related to the private placement of shares of the Issuer’s capital stock for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares hereunder. Subscriber agrees that none of the Placement Agents, their respective affiliates or any of their respective control persons, officers, directors or employees shall be liable to Subscriber (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind provided to Subscriber concerning HPX, the Issuer, the Company, this Subscription Agreement or the transactions contemplated hereby. On behalf of itself and its affiliates, the Subscriber releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the Subscription. Subscriber agrees not to commence any litigation or bring any claim against any of the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the Subscription. Subscriber gives this release freely and after obtaining independent legal advice.
(t)
Subscriber agrees that, notwithstanding Section 7.8 of this Subscription Agreement, the Placement Agents, Ambipar Parent and the Company may rely upon the representations and warranties made by Subscriber to the Issuer and HPX in this Subscription Agreement.

(u)
No broker, finder or other financial consultant is acting or has acted on Subscriber’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of HPX, the Company or the Issuer or their respective affiliates for the payment of any fees, costs, expenses or commissions.

(v)
Subscriber (for itself and for each account for which it is acquiring the Shares) is aware of and acknowledges the fact that, in addition to their capacity as a Placement Agent in connection with the Subscription, (i) Credit Suisse Securities (USA) Inc. acted as a book-running manager of the initial public offering of HPX, and (ii) BofA Securities Inc. is acting as financial advisor to the Company in connection with the Transactions, and therefore conflicts of interest may arise.

4.
Registration Statement.

4.1
The Issuer agrees that, within thirty (30) calendar days after the consummation of the Transactions Closing (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earliest of (i) the 60th calendar day (or the 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Filing Date and (ii) the tenth (10th) business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Registration Statement Effectiveness Date”); provided, however, that the Issuer’s obligations to include such shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer beneficially owned by Subscriber (or any unit trust beneficially owning such securities and which is managed by Subscriber) and the intended method of disposition of the Shares as shall be reasonably requested by the Issuer to effect the registration of the Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request in writing that are customary of a selling shareholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement as permitted hereunder. Notwithstanding the foregoing, if the Registration Statement Effectiveness Date falls on a day which is not a business day or other day that the Commission is closed for business, the Registration Statement Effectiveness Date shall be extended to the next business day on which the Commission is open for business. Further notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Issuer Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Issuer Shares which is equal to the maximum number of Issuer Shares as is permitted by the Commission. In such event, the number of Issuer Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Registration Statement Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth above in this Section 4.

4.2
In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request by Subscriber in writing, inform Subscriber as to the status of such registration. At its sole expense, the Issuer shall:

(a)
except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions and update or amend the Registration Statement as necessary to include the Shares and provide customary notice to holders of the Shares, until the earliest of the following: (i) Subscriber ceases to hold any Shares, (ii) the date all Shares held by Subscriber who is not an affiliate of the Issuer may be sold without restriction under Rule 144 promulgated under the Securities Act, including any volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable), and (iii) two (2) years from the date the initial registration statement filed hereunder is declared effective (such date, the “End Date”);

(b)
advise Subscriber within five (5) business days:

(i)
when a Registration Statement or any post-effective amendment thereto has become effective;

(ii)
after it shall have obtained knowledge thereof, of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(iii)
of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(iv)
subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (i) through (iv) above may constitute material, nonpublic information regarding the Issuer;
(c)
use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(d)
upon the occurrence of any event contemplated in Section 4.2(b)(iv), except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(e)
use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Issuer Shares are then listed beginning on, or as promptly as reasonably practicable following, the Registration Statement Effectiveness Date;

(f)
use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby; and

(g)
use its commercially reasonable efforts to file all reports and other materials required to be filed by the Exchange Act so long as the Issuer remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144 for so long as Subscriber holds Shares.

Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall not have any obligation to prepare any prospectus supplement, participate in any due diligence, execute any agreements or certificates or deliver legal opinions or obtain comfort letters in connection with any sales of the Shares under the Registration Statement.
4.3
Upon Subscriber’s request, the Issuer shall take all necessary steps required of it to cause the Transfer Agent to (i) remove the restrictive legend referred to above in Section 3.3(e), as promptly as practicable and no later than five (5) business days after such request and (ii) issue Shares without any such legend in certificated or book-entry form or by electronic delivery through The Depository Trust Company (“DTC”), at Subscriber’s option, provided that in each case (a) such Shares are registered for resale under the Securities Act or (b)(A) Subscriber has sold or transferred, or proposes to sell or transfer, Shares pursuant to Rule 144 and (B) the Issuer, its counsel or the Transfer Agent have received customary representations and other documentation from Subscriber that is reasonably necessary to establish that such restrictive legend is no longer required as reasonably requested by the Issuer, its counsel or the Transfer Agent. The Issuer shall be responsible for the fees of the Transfer Agent and its counsel and any fees of DTC incurred in connection with such legend removal requests.

4.4
Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, (x) if (i) it determines that in order for the Registration Statement not to contain a material misstatement or omission, an amendment or supplement thereto would be needed or (ii) the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes, upon the advice of legal counsel (which may be in-house legal counsel), would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon the advice of legal counsel (which may be in-house legal counsel), to cause the Registration Statement to fail to comply with applicable disclosure requirements and (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s (including the combined company after giving effect to the Transactions) Annual Report on Form 20-F for its first completed fiscal year following the Closing (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement for more than ninety (90) consecutive days or for more than one hundred and twenty (120) total calendar days, in each case, during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.
4.5
Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by Section 4.4; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 4.5) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.

4.6
The Issuer shall, notwithstanding any termination of this Subscription Agreement, indemnify and hold harmless Subscriber (to the extent a seller under, or named as a selling shareholder in, the Registration Statement), its officers, directors and agents, and each person who controls Subscriber (within the meaning of section 15 of the Securities Act or section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against all reasonable out-of-pocket losses, claims, damages, liabilities, costs (including reasonable and documented attorneys’ fees) and expenses (collectively, “Losses”), based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein, (ii) such Subscriber has omitted a material fact from such information or otherwise violated the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, or (iii) such Losses result from the use of the Registration Statement by Subscriber after Subscriber has received notice of a Suspension Event in accordance with Section 4.4; provided, however, that the indemnification contained in this Section 4.6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by a Subscriber, (B) in connection with any failure of Subscriber to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner, (C) as a result of offers or sales effected by or on behalf of any person by means of a “free writing prospectus” (as defined in Rule 405 under the Securities Act) that was not authorized in writing by the Issuer, or (D) in connection with any offers or sales effected by or on behalf of a Subscriber in violation of Section 4.4. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.6 of which the Issuer is aware.

4.7
Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Issuer, the Company and their respective directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of section 15 of the Securities Act and section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 4.7 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, in no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 4.7 of which Subscriber is aware of which Subscriber shall seek indemnification under this Subscription Agreement; provided that the failure by Subscriber to give such notice shall not relieve the Issuer of its indemnification obligations hereunder, except to the extent that the failure to give such notice is materially prejudicial to the Issuer’s ability to defend such claim or litigation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
4.8
For the purposes of this Subscription Agreement, “Indemnifying Party” shall mean the party with an obligation to indemnify another party pursuant to Section 4.6 or Section 4.7 (as applicable) and “Indemnified Party” shall mean the party seeking indemnification pursuant to Section 4.6 or Section 4.7 (as applicable). The Indemnified Party shall promptly notify the Indemnifying Party in writing of the institution, threat or assertion of any proceeding against the Indemnified Party that the Indemnified Party believes relates to Losses the subject of indemnification pursuant to Section 4.6 or Section 4.7 (as applicable) and of which such Indemnified Party is aware (a “Third Party Proceeding”). In the case of any delay or failure by an Indemnified Party to provide the notice required by the preceding sentence, the obligation of the Indemnifying Party to indemnify the Indemnified Party shall be reduced to the extent that such Indemnifying Party is prejudiced by such delay or failure. The Indemnifying Party will be entitled to participate in any Third Party Proceeding and to assume the defense thereof with counsel it elects, in its sole discretion, and in the event the Indemnifying Party assumes such defense, the Indemnifying Party will not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation. An Indemnifying Party who is not entitled to, or elects not to, assume the defense of a Third Party Proceeding shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties with respect to such Third Party Proceeding, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such Third Party Proceeding. No Indemnifying Party shall, without the consent of the Indemnified Party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement), which settlement shall not include a statement or admission of fault and culpability on the party of such Indemnified Party, and which settlement shall include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.9
If the indemnification provided under Section 4.6 or Section 4.7 from the Indemnifying Party is unavailable or insufficient to hold harmless an Indemnified Party in respect of any Losses, then the Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses referred to above shall be subject to the limitations set forth in Section 4.6 and Section 4.7 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.9 from any person who was not guilty of such fraudulent misrepresentation. Each Indemnifying Party’s obligation to make a contribution pursuant to this Section 4.9 shall be individual, not joint and several, and in no event shall the liability of Subscriber hereunder exceed the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
5.
Effectiveness; Termination.

5.1
This Agreement shall become effective, without any further notice or action of any Party or other person, immediately upon the Subscriber exercising its NRA Termination and Subscription Right by executing and delivering a NRA Termination and Subscription Notice pursuant to the terms and conditions of the Cygnus Non-Redemption Agreement. For the avoidance of doubt, all rights and obligations of the Parties pursuant to this Subscription Agreement are subject to and conditioned upon termination of the Cygnus Non-Redemption Agreement and this Subscription Agreement becoming effective pursuant to the immediately preceding sentence.

5.2
In the event this Subscription Agreement becomes effective pursuant to Section 5.1, it shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Business Combination Agreement is validly terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the Parties hereto to terminate this Subscription Agreement, (iii) the Outside Date (as defined in the Business Combination Agreement) if the Closing has not occurred on or prior to such date; (iv) the Issuer’s notification to Subscriber in writing that it has abandoned its plans to move forward with the Transactions and/or terminates Subscriber’s obligations with respect to the Subscription without the delivery of the Shares having occurred or (v) if any of the conditions to Closing set forth in Section 2.2 or Section 2.3 are not satisfied or waived on or prior to the Closing Date, and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing; provided, that nothing herein will relieve any party from liability for any willful and material breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall notify Subscriber of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon a valid termination of this Subscription Agreement pursuant to this Section 5, after the delivery by Subscriber of the Subscription Price for the Shares, the Issuer shall promptly (but not later than three (3) business days thereafter) cause the escrow agent or its bank (as applicable) to return the Subscription Price (to the extent such Subscription Price was received prior to such termination) to the Subscriber without any deduction for, or on account of, any tax, withholding, charges or set-off.

6.
Trust Account Waiver.

Notwithstanding anything to the contrary set forth herein, Subscriber acknowledges that it has had access to and has read and had an adequate opportunity to review the publicly filed prospectus of HPX, available at www.sec.gov (the “Prospectus”) and understands that HPX has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of HPX’s public shareholders (including the public shareholders of the overallotment shares acquired by HPX’s underwriters, the “Public Shareholders”), and that, except as otherwise described in the Prospectus, HPX may disburse monies from the Trust Account only: (i) to the Public Shareholders with respect to redemptions by the Public Shareholders, (ii) to the Public Shareholders if HPX fails to consummate a Business Combination (as defined in the Prospectus) within twenty-four (24) months after the closing of the IPO, subject to extension by an amendment to HPX’s organizational documents, (iii) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes or (iv) to HPX after or concurrently with the consummation of a Business Combination (as defined in the Prospectus). Subscriber hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Subscription Agreement, neither Subscriber nor any of its affiliates does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom) in connection with any claim that arises as a result of, in connection with, or relating to, this Subscription Agreement or any other transaction agreement (as defined in the Business Combination Agreement, the “Transaction Agreement”), regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability under this Subscription Agreement or any other Transaction Agreement (collectively, the “Released Claims”); provided, however, that Released Claims shall be deemed not to include the right of a Subscriber to make a claim as a Public Shareholder in respect of any HPX shares it may hold pursuant to subclauses (i) or (ii) of the immediately preceding sentence. Subscriber on behalf of itself and its affiliates, hereby irrevocably waives any Released Claims that Subscriber or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) in connection with any Released Claims (including for an alleged breach of this Subscription Agreement). Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by HPX and its affiliates to induce HPX to enter into this Subscription Agreement and the other Transaction Agreements, and Subscriber further intends and understands such waiver to be valid, binding and enforceable against Subscriber and each of its affiliates under applicable Law. To the extent Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with or relating to any Released Claim, which action or proceeding seeks, in whole or in part, monetary relief against HPX or its representatives, Subscriber hereby acknowledges and agrees that Subscriber’s and each of its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event Subscriber or any of its affiliates commences any action or proceeding against HPX, any of its affiliates or any of their respective representatives based upon, in connection with or relating to any Released Claim, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Shareholders, whether in the form of money damages or injunctive relief or otherwise, HPX and its representatives, as applicable, shall be entitled to recover from Subscriber and its affiliates the associated legal fees and costs in connection with any such action, in the event HPX or its representatives, as applicable, prevails in such action or proceeding.
7.
Miscellaneous.

7.1
Further Assurances. The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement no later than immediately prior to the Transactions Closing.

(a)
Subscriber acknowledges that (i) the Issuer and HPX will rely on the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in this Subscription Agreement and (ii) that the Placement Agents, Ambipar Parent and the Company will rely on, and are third party beneficiaries of, the acknowledgments, understandings, agreements, covenants, representations and warranties of Subscriber contained in Section 3.3 and Section 7. Prior to the Closing, Subscriber agrees to promptly notify the Issuer and HPX if any of the acknowledgments, understandings, agreements, covenants, representations and warranties made by Subscriber set forth herein are no longer accurate. In addition, the Issuer and HPX each acknowledges and agrees that each of the Placement Agents, Ambipar Parent and the Company is a third-party beneficiary of the acknowledgments, understandings, agreements, covenants, representations and warranties made by the Issuer or HPX (as applicable) contained in this Subscription Agreement.

(b)
Each of HPX and the Issuer acknowledges that Subscriber will rely on the acknowledgements, understandings, agreements, covenants, representations and warranties of HPX and the Issuer, respectively, contained in this Subscription Agreement. Prior to the Closing, each of the Issuer and HPX agrees to promptly notify Subscriber if any of the acknowledgements, understandings, agreements, covenants, representations and warranties made by Issuer or HPX, as applicable, set forth herein are no longer accurate in all material respects.

(c)
Subscriber acknowledges and agrees that no party to the Business Combination Agreement (other than the Issuer and HPX) nor any Non-Party Affiliate (as defined below), shall have any liability to Subscriber or any Other Subscriber pursuant to, arising out of or relating to this Subscription Agreement, or any Other Subscription Agreement, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares, subscription of the Warrants and Additional Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Issuer, the Company, HPX, or any Non-Party Affiliate concerning the Issuer, the Company, HPX, any of their affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, investment manager, manager, direct or indirect equityholder, investors, representatives, agents, predecessors, successors, assigns, or affiliate of the Issuer, the Company, HPX, or any of the Issuer’s, the Company’s or HPX’s respective affiliates or any family member of the foregoing.

(d)
Each of the Issuer, HPX, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party as requested by law, rule or regulation in any administrative, legal, regulatory or stock exchange proceeding or official inquiry with respect to the matters covered hereby.

(e)
The Issuer and HPX may request from Subscriber such additional information as the Issuer and HPX may deem reasonably necessary to evaluate the eligibility of Subscriber to acquire the Shares, to register the resale of the Shares or otherwise consummate or evidence the transaction contemplated by this Subscription Agreement, and Subscriber shall promptly provide such information as may be reasonably requested to the extent readily available and consistent with its internal policies; provided that (subject to Section 7.19 below) each of the Issuer and HPX agrees to keep any such information provided by Subscriber confidential other than as necessary to include in any registration statement the Issuer is required to file hereunder or in connection herewith. Subscriber acknowledges and agrees that if it does not provide the Issuer with such requested information, the Issuer may not be able to register the Shares for resale pursuant to Section 4 hereof. Subscriber hereby agrees that the Subscription Agreement, as well as the nature of Subscriber’s obligations hereunder, may be disclosed in any public announcement or disclosure required by the Commission and in any registration statement, proxy statement, consent solicitation statement or any other Commission filing to be filed by the Issuer or HPX in connection with the issuance of the Shares contemplated by this Subscription Agreement and/or the Transactions, in each case without Subscriber’s prior written consent.

(f)
The Issuer shall pay any costs, expenses, obligations, penalties or disbursements in connection with the fillings, authorizations and consents set forth in Section 3.1(k).

(g)
Except as otherwise expressly provided in this Subscription Agreement, each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

7.2
No Short Sales.   Subscriber hereby agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with Subscriber, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to the securities of the Issuer, Ambipar Parent or HPX, as applicable, prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall mean all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other short transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, in the case of Subscriber is a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers or desks managing other portions of Subscriber’s assets, this Section 7.2 shall apply only with respect to the portion of assets managed by the portfolio manager or desk that made the investment decision to purchase the Shares covered by this Subscription Agreement.
7.3
Additional Information.   HPX and the Issuer may request from Subscriber such additional information as is necessary for HPX or the Issuer, as applicable, to comply with public disclosure requirements of applicable securities laws or any filing requirements pursuant to the rules of any stock exchange or the Financial Industry Regulatory Authority, and Subscriber shall promptly provide such information, provided that subject to Section 7.19 the Issuer and HPX shall keep any such information provided by Subscriber confidential to the extent permitted by applicable law. Subscriber acknowledges that HPX or the Issuer may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a current or periodic report or a registration statement of HPX or the Issuer, as applicable.

7.4
Notices.   Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder (a courtesy copy of any notice sent shall also be sent via email):

(a)
if to Subscriber, to such address or addresses set forth on the signature page hereto;

(b)
if to the Issuer, to:

c/o Emergência Participações S.A.
Avenida Angélica, nº 2346
5th floor, room 4, Consolação,
01228-200, São Paulo — SP Brazil
Attention:
Luciana Freire Barca Nascimento; Alessandra Bessa Alves de Melo

Email:
luciana.barca@tbj.com.br; alessandra.bessa@ambipar.com

with a required copy (which copy shall not constitute notice) to:
Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention: Grenfel S. Calheiros
Email:gcalheiros@stblaw.com
and
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention: J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email: mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com
(c)
if to HPX, to:

HPX Corp.
1000 N. West Street, Suite 1200
Wilmington, Delaware 19801
Attention:
Carlos Piani

Email:
cpiani@hpxcorp.com

with a required copy (which copy shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Av. Brigadeiro Faria Lima, 3311, 7th Floor
04538-133 São Paulo — SP Brazil
Attention: J. Mathias von Bernuth; Maxim Mayer-Cesiano
Email: mathias.vonbernuth@skadden.com; maxim.mayercesiano@skadden.com
7.5
Entire Agreement.   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any letter of intent entered into relating to the subject matter hereof, except that, subject to Section 7.19(a), any confidentiality agreement with respect to Subscriber or its affiliates shall remain in full force and effect following any amendment, modification, waiver or termination of this Subscription Agreement.

7.6
Modifications and Amendments.   This Subscription Agreement may not be amended, modified, supplemented or waived (i) except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought and (ii) without the prior written consent of HPX, the Issuer and Subscriber.

7.7
Assignment.   Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Shares) may be transferred or assigned without the prior written consent of each of the other parties hereto (other than the Shares acquired and Warrants and Additional Shares subscribed hereunder, if any, and then only in accordance with this Subscription Agreement), other than an assignment to any controlled affiliate of Subscriber or any fund or account managed by the same investment manager as Subscriber or a controlled affiliate thereof (as defined in Rule 12b-2 of the Exchange Act), subject to, if such transfer or assignment is prior to the Closing, such transferee or assignee, as applicable, executing a joinder to this Subscription Agreement or a separate subscription agreement in substantially the same form as this Subscription Agreement, including with respect to the Subscription Price and other terms and conditions; provided, however, that, in the case of any such transfer or assignment, the initial party to this Subscription Agreement shall remain bound by its obligations under this Subscription Agreement. For the avoidance of doubt, any transaction contemplated by the Business Combination Agreement shall be deemed not to constitute an assignment of this Subscription Agreement or any rights, interests or obligations that may accrue to the parties hereunder.

7.8
Benefit.   Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as set forth in Section 4.6, Section 4.7, Section 4.8, Section 4.9, Section 7.1(a), Section 7.1(c) and Section 7.1(d), this Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

7.9
Governing Law.   This Subscription Agreement, and all claims or causes of action based upon, arising out of, or related to this Subscription Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

7.10
Consent to Jurisdiction; Waiver of Jury Trial.   Any proceeding or action based upon, arising out of or related to this Subscription Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (the “Designated Courts”), and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such Designated Court in any such proceeding or action, (ii) irrevocably waives any claims of immunity from jurisdiction and any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the proceeding or action shall be heard and determined only in any such Designated Court, and (iv) agrees not to bring any proceeding or action arising out of or relating to this Subscription Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 7.10. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE.
7.11
Severability.   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

7.12
No Waiver of Rights, Powers and Remedies.   No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

7.13
Remedies.

(a)
The parties agree that irreparable damage would occur if this Subscription Agreement was not performed or the Closing is not consummated in accordance with its specific terms or was otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties and third-party beneficiaries hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 7.10, this being in addition to any other remedy to which any party is entitled at law, in equity, in contract, in tort or otherwise, including money damages. The right to specific enforcement shall include the right of the Issuer and HPX to cause Subscriber, the right of HPX to cause the Issuer, the right of the Issuer to cause HPX and the right of Subscriber to cause the Issuer and HPX to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 7.13 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(b)
The parties acknowledge and agree that this Section 7.13 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

7.14
Survival of Representations and Warranties.   All representations and warranties made by the parties hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur substantially concurrently with the consummation of the Transactions Closing, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions Closing and remain in full force and effect.

7.15
Headings and Captions.   The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

7.16
Counterparts.   This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

7.17
Construction.   The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

7.18
Mutual Drafting.   Each provision of this Subscription Agreement has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

7.19
Cleansing Statement; Consent to Disclosure.

(a)
HPX shall, by no later than 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one (1) or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing, to the extent not previously publicly disclosed, all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transactions and any other material, nonpublic information that the Issuer or HPX or their respective representatives has provided to Subscriber at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Issuer’s and HPX’s knowledge, Subscriber shall not be in possession of any material, non-public information received from the Issuer or HPX or any of their respective officers, directors, employees or agents (including the Placement Agents) relating to the transactions contemplated by this Subscription Agreement, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with Issuer, HPX or any of their affiliates or agents, relating to the transactions contemplated by this Subscription Agreement.

(b)
Neither HPX nor the Issuer shall issue any press releases or other public communications relating to the transactions contemplated hereby that reference the Subscriber or its affiliates or investment advisers by name without the prior written consent of Subscriber. This restriction shall not apply to the extent public disclosure is required by applicable securities law, any governmental authority or stock exchange rule or as otherwise requested by the staff of the Commission or the request of any other regulatory or governmental agency; provided, that in the event such disclosure is required, HPX or the Issuer, as applicable, shall to the extent practicable and legally permissible, provide Subscriber with prior written notice of such permitted disclosure and consider, in good faith, any comments provided by Subscriber. Subject to the limitations of the following sentence, Subscriber hereby consents to the publication and disclosure in any Form 8-K or Form 6-K filed by the Issuer or HPX with the Commission, in any filing with the Commission made in connection with the Business Combination Agreement and the Transactions, including any proxy statement, prospectus or registration statement related thereto or any other filing with the Commission pursuant to applicable securities laws, of Subscriber’s name and identity and the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed required or appropriate by the Issuer or HPX, a copy of this Subscription Agreement. The Issuer or HPX shall provide a draft of any proposed disclosures under this Section 7.19(b) to Subscriber reasonably in advance of the release of such disclosures, but in no event less than one (1) business day prior to release, and shall consider in good faith any revisions to such disclosure proposed by Subscriber. Notwithstanding the foregoing or anything contained to the contrary in this Section 7.19, the Issuer may make disclosures to an auditor or governmental or regulatory authority pursuant to any routine investigation, inspection, examination or inquiry without providing Subscriber with any notification thereof, unless Subscriber is the subject of any such investigation, inspection, examination or inquiry (in which case the preceding sentence shall govern).

7.20
Regulatory Compliance.   Subscriber hereby agrees that it shall comply with all applicable requirements in connection with the Subscription and shall coordinate with the Issuer or HPX, as applicable, to upon request provide information regarding the Subscriber as may reasonably be requested by any applicable governmental authority relating to the Subscription or the Transactions.

8.
Independent Obligations.   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber (except where such Other Subscriber is managed by or under common management with Subscriber) and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or by any agent or employee of any Other Subscriber, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or any Other Subscriber pursuant hereto or thereto, shall be deemed to constitute Subscriber, on the one hand, and any Other Subscriber, on the other hand, as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and any Other Subscriber are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements; provided that it is acknowledged that certain Subscribers may be managed by, or under common management with, an Other Subscriber. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber to be joined as an additional party in any proceeding for such purpose.

9.
Certain Tax Matters.   The parties acknowledge and agree that for U.S. federal income tax purposes, Subscriber shall be deemed to be the owner of any funds transferred by Subscriber to any escrow account (if applicable) unless and until such funds are disbursed to Issuer in accordance with the terms of this Subscription Agreement, which disbursement shall occur, for the avoidance of doubt, following the First Effective Time.

10.
Massachusetts Business Trust.   If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

IN WITNESS WHEREOF, each of HPX, the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.
Ambipar Emergency Response
By:
/s/ Thiago da Costa Silva

Name: Thiago da Costa Silva
Title:   Director
HPX Corp.
By:
/s/ Carlos Piani

Name: Carlos Piani
Title:   CEO

SUBSCRIBER: CYGNUS FUND ICON	Signature of Joint Subscriber, if applicable:
Signature of Subscriber:
By: /s/ Candice Murton By: /s/ Lolita Bethel Name: Deltec Fund Governors Ltd Title: Authorized Signatory December 8, 2022	By: Name: Title:
Name of Subscriber: CYGNUS FUND ICON	Name of Joint Subscriber, if applicable:
Candice Murton/ Lolita Bethel
(Please print. Please indicate name and capacity of person signing above)	(Please Print. Please indicate name and capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):
Email
Address:
If there are joint investors, please check one:
☐ Joint Tenants with Rights of Survivorship
☐ Tenants-in-Common
☐ Community Property
Subscriber’s EIN/Tax ID:	Joint Subscriber’s EIN:
Business Address-Street:	Mailing Address-Street (if different):
City, State,	City, State,
Zip:	Zip:
Attn:	Attn:
Telephone	Telephone
No.:	No.:
Facsimile No.:	Facsimile No.:

Number of Shares purchased and subscribed for:	300,000
Number of Additional Shares:	13,200
Aggregate Number of Shares subscribed (including Additional Shares) for:
313,200
Aggregate Subscription Price:	$3,000,000
Subscriber must pay the Subscription Price by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

SCHEDULE I
ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER
This Schedule must be completed by the Subscriber and forms a part of this Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.
QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):
1.   ☐   Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (a “QIB”) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as a QIB.
2.   ☐   Subscriber is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.
*** OR ***
B.
INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the box if applicable):

☐   Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are institutional accredited investors) and has marked and initialed the appropriate box on the following pages indicating the provision under which Subscriber qualifies as an institutional “accredited investor.”
*** OR ***
C.
NON-U.S. PERSON STATUS (Please check the box if applicable):

☒
We are a non-U.S. person located outside of the United States.

*** AND ***
D.
AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:
☐   is:
☐   is not:
an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.
This page should be completed by Subscriber
and constitutes a part of the Subscription Agreement.

Qualified Institutional Buyers
Subscriber is a “qualified institutional buyer” (within the meaning of Rule 144A under the Securities Act) if it is an entity that meets any one of the following categories at the time of the sale of securities to Subscriber (Please check the applicable subparagraphs):
☐   Subscriber is an entity that, acting for its own account or the accounts of other qualified institutional buyers, in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and:
☐   is an insurance company as defined in section 2(a)(13) of the Securities Act;
☐   is an investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), or any business development company as defined in section 2(a)(48) of the Investment Company Act;
☐   is a Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended (“Small Business Investment Act”);
☐   is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees;
☐   is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”);
☐   is a trust fund whose trustee is a bank or trust company and whose participants are exclusively (a) plans established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, of (b) employee benefit plan within the meaning of Title I of the ERISA, except, in each case, trust funds that include as participants individual retirement accounts or H.R. 10 plans;
☐   is a business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”);
☐   is an organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), corporation (other than a bank as defined in section 3(a)(2) of the Securities Act, a savings and loan association or other institution referenced in section 3(a)(5)(A) of the Securities Act, or a foreign bank or savings and loan association or equivalent institution), partnership, limited liability company or Massachusetts or similar business trust;
☐   is an investment adviser registered under the Investment Advisers Act; or
☐   any accredited investor, as defined in Rule 501(a) under the Act (17 CFR 230.501(a)), of a type not listed above;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $10 million of securities of issuers that are not affiliated with Subscriber;
☐   Subscriber is a dealer registered pursuant to Section 15 of the Exchange Act acting in a riskless principal transaction on behalf of a qualified institutional buyer;

☐   Subscriber is an investment company registered under the Investment Company Act, acting for its own account or for the accounts of other qualified institutional buyers, that is part of a family of investment companies1 which own in the aggregate at least $100 million in securities of issuers, other than issuers that are affiliated with Subscriber or are part of such family of investment companies;
☒   Subscriber is an entity, all of the equity owners of which are qualified institutional buyers, acting for its own account or the accounts of other qualified institutional buyers; or
☐   Subscriber is a bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act, or any foreign bank or savings and loan association or equivalent institution, acting for its own account or the accounts of other qualified institutional buyers, that in the aggregate owns and invests on a discretionary basis at least $100 million in securities of issuers that are not affiliated with Subscriber and that has an audited net worth of at least $25 million as demonstrated in its latest annual financial statements, as of a date not more than 16 months preceding the date of sale of securities in the case of a U.S. bank or savings and loan association, and not more than 18 months preceding the date of sale of securities for a foreign bank or savings and loan association or equivalent institution.
Institutional Accredited Investors
Rule 501(a) under the Securities Act, in relevant part, states that an institutional “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box(es) below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an institutional “accredited investor.”
☐   Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;
☐   Any broker or dealer registered pursuant to section 15 of the Exchange Act;
☐   Any insurance company as defined in section 2(a)(13) of the Securities Act;
☐   Any investment company registered under the Investment Company Act or a business development company as defined in section 2(a) (48) of the Investment Company Act;
☐   Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act;
☐   Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;
☐   Any employee benefit plan within the meaning of Title I of the ERISA, if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total

1
“Family of investment companies” means any two or more investment companies registered under the Investment Company Act, except for a unit investment trust whose assets consist solely of shares of one or more registered investment companies, that have the same investment adviser (or, in the case of unit investment trusts, the same depositor); provided, that (a) each series of a series company (as defined in Rule 18f-2 under the Investment Company Act) shall be deemed to be a separate investment company and (b) investment companies shall be deemed to have the same adviser (or depositor) if their advisers (or depositors) are majority-owned subsidiaries of the same parent, or if one investment company’s adviser (or depositor) is a majority-owned subsidiary of the other investment company’s adviser (or depositor).

assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;
☐   Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act;
☐   Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code, in each case that was not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering and that has total assets in excess of $5,000,000;
☐   Anyrural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;
☐   Any investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state;
☐   Any investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940; or
☐   Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in section 230.506(b)(2)(ii) of Regulation D under the Securities Act.

Annex U
YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.Vote by Internet - QUICK EASYIMMEDIATE - 24 Hours a Day, 7 Days a Week or by MailHPX CORP.PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 11:59 p.m., Eastern Time, on [●], 2023.INTERNET –www.cstproxyvote.comUse the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.Vote at the Meeting –If you plan to attend the virtual online extraordinary general meeting, you will need your 12 digit control number to vote electronically at the extraordinary general meeting. To attend: https://www.cstproxy.com/hpxcorp/2023MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDEDTHIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORSHPX CORP.The undersigned appoints Bernardo Hees, Carlos Piani and Rodrigo Xavier, and each of them, as proxies, each with the power to appoint his substitute, and authorizes each of them to represent and to vote, as designated on the reverse hereof, all of the shares of common stock of HPX Corp. held of record by the undersigned at the close of business on [ • ] at the Extraordinary General Meeting of Stockholders of HPX Corp. to be held on [ • ], or at any adjournment thereof.THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARYINDICATION ISMADE, THEPROXYWILL BE VOTED IN FAVOROFPROPOSAL 1, PROPOSAL 2, PROPOSAL 3 AND PROPOSAL 4, IN ACCORDANCE WITH THE JUDGMENT OFTHE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.(Continued and to be marked, dated and signed, on the other side)

U-1

Important Notice Regarding the Internet Availabilityof Proxy Materials for the Extraordinary General Meeting of StockholdersTo view the Proxy Statement and to Attend the Extraordinary General Meeting, please go to:https://www.cstproxy.com/hpxcorp/2023PROXY CARDTHE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE FOLLOWING PROPOSALS:Please mark your votes like this(1) Proposal No. 1 — The Business Combination Proposal — RESOLVED, as an ordinary resolution, that the transactions contemplated by the Business Combination Agreement, dated as of July 5, 2022 (as may be amended, supplemented, orFOR AGAINST ABSTAIN(c) upon the Effective Date (as defined in the Second Plan of Merger):a. the authorised share capital of Ambipar Emergency Response shall be US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, 250,000,000 of which being designated as Class A Ordinary Shares, 150,000,000 of whichotherwise modified from time to time), by and among HPX Corp., Ambipar Emergency Response, Ambipar Merger Sub, Emergência Participações S.A., and Ambipar Participações e Empreendimentos S.A., pursuant to which, among other things, HPX Corp. will merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving entity, and, immediately thereafter, Ambipar Merger Sub will merge with and into Ambipar Emergency Response, with Ambipar Emergency Response as the surviving entity, on the terms and conditions set forth therein (including, without limitation, the applicable plans of merger), be authorised, approved and confirmed in all respects;being designated as Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response), and 100,000,000 of which being designated as such class or classes (howsoever designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response;(2A) Proposal No. 2A — The Merger Proposals (First Plan of Merger) — RESOLVED, as a special resolution, that:(a) HPX Corp. be authorised to merge with and into Ambipar Emergency Response, with Ambipar Emergency Response asFOR AGAINST ABSTAINb. the Second Plan of Merger be executed by any director on behalf of Ambipar Emergency Response and/or any director of Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, and be authorised to submit the Second Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; andthe surviving company and all the undertaking, property and liabilities of HPX Corp. vest in Ambipar Emergency Response by virtue of such merger pursuant to the Companies Act (As Revised) of the Cayman Islands;(b) the First Plan of Merger, a copy of which is attached to the notice of this Extraordinary General Meeting of HPX Corp. as Exhibit 2.2, be authorised, approved and confirmed in allc. all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of Ambipar Emergency Response and/or any director of Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, in connection with or ancillary to all such transactions contemplated be confirmed, ratified and approved in all respects;respects and HPX Corp. be authorised to enter into the First Plan of Merger;(c) upon the Effective Date (as defined in the First Plan of Merger):a. the Memorandum and Articles of Association of Ambipar Emergency Response currently in effect be amended and restated by their deletion in their entirety and the replacement(3A) Proposal No. 3A — The Governing Documents Proposals (Change in Authorized Share Capital) — RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restatedFOR AGAINST ABSTAINwith, and the adoption of, the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger;b. the authorised share capital of Ambipar Emergency Response be amended and re- designated as follows:From: US$50,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.0001 eachTo: US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each, 250,000,000 of which being designated as Class A Ordinary Shares, 150,000,000 of which being designated as Class B Ordinary Shares (which Class B Ordinary Shares may be converted into Class A Ordinary Shares in the manner contemplated in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger), and 100,000,000 of which being designated as such class or classes (howsoevermemorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response to be adopted pursuant to the First Plan of Merger, as attached as attached to the accompanying proxy statement/prospectus as Annex D and as described in the Governing Documents Proposal 3A be approved, in particular that the authorised share capital of HPX Corp. be changed and amended from (i) 500,000,000 Class A ordinary shares, $0.0001 par value each, 50,000,000 Class B ordinary shares, $0.0001 par value each, and 5,000,000 undesignated preference shares, $0.0001 par value each, to (ii) (a) 250,000,000 Class A Ordinary Shares, par value $0.0001 per Class A Ordinary Share, (b) 150,000,000 Class B Ordinary Shares, par value $0.0001 per Class B Ordinary Share, and (c) 100,000,000 shares of such class or classes (howsoever designated) and having the rights as the board of directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association of Ambipar Emergency Response;designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger;By: (i) the cancellation of the 1 issued ordinary share in the capital of Ambipar Emergency(3B) Proposal No. 3B — The Governing Documents Proposals (Method to Appoint and Elect Directors) — RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restatedFOR AGAINST ABSTAINResponse in accordance with the Business Combination Agreement annexed to the First Plan of Merger; (ii) the redesignation of 250,000,000 authorised ordinary shares of a nominal or par value of US$0.0001 each to 250,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan ofmemorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response as attached to the accompanying proxy statement/prospectus as Annex D, in particular with respect to the method of appointment and election of directors to the board of Ambipar Emergency Response, and as described in the Governing Documents Proposal 3B beapproved;Merger; (iii) the redesignation of 150,000,000 authorised ordinary shares of a nominal or par value US$0.0001 each to 150,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each, having the rights set out in the Amended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger; and (iv) the(3C) Proposal No. 3C — The Governing Documents Proposals (Other Changes in Connection with the Adoption of the Proposed Governing Documents) — RESOLVED, as an ordinary resolution, that the principal differences between theFOR AGAINST ABSTAINredesignation of the remaining 100,000,000 ordinary shares of a nominal or par value each to 100,000,000 shares of a nominal or par value of US$0.0001 each to be designated as such class or classes (howsoever designated) and having the rights as the directors of Ambipar Emergency Response may determine from time to time in accordance with theexisting amended and restated memorandum and articles of association of HPX Corp. and the amended and restated memorandum and articles of association of Ambipar Emergency Response as attached to the accompanying proxy statement/prospectus as Annex D and as described in the Governing Documents Proposal 3C be approved; andAmended and Restated Memorandum and Articles of Association annexed to the First Plan of Merger.c. the First Plan of Merger be executed by any director on behalf of HPX Corp. and/or any director of Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services(4) Proposal No. 4 — The Adjournment Proposal — RESOLVED, as an ordinary resolution, that the adjournment of the extraordinary general meeting to a later date or dates (i) to the extent necessary to ensure that any required supplement orFOR AGAINST ABSTAINLimited, and be authorised to submit the First Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; andd. all actions taken and any documents or agreements executed, signed or delivered prior to or after the date hereof by any director or officer of HPX Corp. and/or any director of Maples and Calder (Cayman) LLP, on behalf of Maples Corporate Services Limited, in connection with or ancillary to all such transactions contemplated be confirmed, ratified and approved in all respects;(2B) Proposal No. 2B — The Merger Proposals (Second FOR AGAINST ABSTAINPlan of Merger): RESOLVED, as a special resolution, that:(a) Ambipar Merger Sub be merged with and into Ambipar Emergency Response, with Ambipar Emergency Response asthe surviving company and all the undertaking, property and liabilities of Ambipar Merger Sub vest in Ambipar Emergency Response by virtue of such merger pursuant to the Companies Act (As Revised) in the Cayman Islands;(b) the Second Plan of Merger, a copy of which is attached to the notice of this Extraordinary General Meeting of HPX Corp. as Exhibit 2.3, be authorised, approved and confirmed in all respects and Ambipar Emergency Response be authorised to enter into the Second Plan of Merger;amendment to this proxy statement/prospectus is provided to HPX shareholders, (ii) in order to solicit additional proxies from HPX shareholders in favour of one or more of the proposals at the extraordinary general meeting, or (iii) if HPX shareholders redeem an amount of public shares such that the Minimum Available Cash Condition to the obligation to Closing the Business Combination would not be satisfied be authorised, approved and confirmed in all respects.CONTROL NUMBERSignature Signature, if held jointly Date , 2023Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

U-2

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification directors and officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud, or the consequences of committing a crime. The Existing Governing Documents provided for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default, or willful neglect.
HPX has entered into, and New PubCo will enter into, agreements with their officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents, and hold each such officer or director harmless against expenses, judgments, fines and amounts payable under settlement agreements in connection with any threatened, pending or completed action, suit or proceeding to which they have been made a party or in which they became involved by reason of the fact that they are or were our officer or director.
In addition, we will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our legal and contractual obligations to indemnify our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21. Exhibits and Financial Statements Schedules
(a) Exhibits.
Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of July 5, 2022, by and among HPX, New PubCo, Merger Sub, Emergencia and Ambipar (included as Annex A to the proxy statement/prospectus).
2.2*	Form of First Plan of Merger, by and between HPX and New PubCo (included as Annex B to the proxy statement/prospectus).
2.3*	Form of Second Plan of Merger, by and between Merger Sub and New PubCo (included as Annex C to the proxy statement/prospectus).
3.1*	Memorandum and Articles of Association of HPX (incorporated by reference to Exhibit 3.1 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).
3.2*	Amended and Restated Memorandum and Articles of Association of HPX (incorporated by reference to Exhibit 3.2 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).
3.3*
Amendments to the Amended and Restated Memorandum and Articles of Association of HPX (incorporated by reference to Exhibit 3.1 to HPX’s Quarterly Report on Form 10-Q (File No. 001-39382) filed on August 15, 2022).

3.4*	Form of Amended and Restated Memorandum and Articles of Association of New PubCo (included as Annex D to the proxy statement/prospectus).
4.1*	Specimen Unit Certificate of HPX (incorporated by reference to Exhibit 4.1 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).

Exhibit No.	Description
4.2*	Specimen Class A Ordinary Shares Certificate of HPX (incorporated by reference to Exhibit 4.2 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).
4.3*	Specimen Warrant Certificate of HPX (incorporated by reference to Exhibit 4.4 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).
4.4*
Warrant Agreement, dated as of July 15, 2020, by and between HPX and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to HPX’s Current Report on Form 8-K filed on July 21, 2020).

5.1	Opinion of Carey Olsen LLP, Cayman Islands counsel to New PubCo, as to the validity of the securities being registered.
5.2	Opinion of Simpson Thacher & Bartlett LLP regarding the validity of New PubCo Warrants under New York Law.
8.1	Tax Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
10.1*
Letter Agreement, dated as of July 15, 2020, by and among HPX, its officers, directors, and the Sponsor (incorporated by reference to Exhibit 10.1 to HPX’s Current Report on Form 8-K filed on July 21, 2020).

10.2*	Sponsor Letter Agreement, dated as of July 5, 2022, by and among HPX, its directors, Sponsor, New PubCo and Emergencia (included as Annex E to the proxy statement/prospectus).
10.3*	Voting and Support Agreement, dated as of July 5, 2022, by and between HPX and Ambipar (included as Annex F to the proxy statement/prospectus).
10.4*	Ambipar Subscription Agreement, dated as of July 5, 2022, by and between HPX, New PubCo and Ambipar (included as Annex G to the proxy statement/prospectus).
10.5*	Intercompany Loan Agreement, dated as of July 5, 2022, by and between Ambipar and Emergencia.
10.6*	Opportunity Subscription Agreement, dated as of July 5, 2022, by and between HPX, New PubCo and Opportunity (included as Annex H to the proxy statement/prospectus).
10.7*	Form of Subscription Agreement, by and between HPX and the undersigned subscriber party thereto (included as Annex I to the proxy statement/prospectus).
10.8*	Cygnus Subscription Agreement, dated as of December 8, 2022, by and among HPX, New PubCo and Cygnus Fund Icon (included as Annex T to the proxy statement/prospectus).
10.9*	Form of Non-Redemption Agreement, by and between HPX and the undersigned Non-Redeeming Shareholder party thereto (included as Annex J to the proxy statement/prospectus).
10.10*	XP Non-Redemption Agreement, dated as of July 5, 2022, by and among HPX, New PubCo and the XP Non-Redeeming Shareholder (included as Annex K to the proxy statement/prospectus).
10.11*	Cygnus Non-Redemption Agreement, dated as of December 8, 2022, by and among HPX, New PubCo and Cygnus Fund Icon (included as Annex S to the proxy statement/prospectus).
10.12*	Contribution Agreement, dated as of July 5, 2022, by and between Ambipar and Merger Sub (included as Annex L to the proxy statement/prospectus).
10.13*
Investor Rights Agreement, dated as of July 5, 2022, by and among New PubCo, the Sponsor, Ambipar, Opportunity and certain other shareholders of HPX (included as Annex M to the proxy statement/prospectus).

10.14*	Form of Cost Sharing Agreement, by and among Ambipar, Emergencia and certain of its subsidiaries (included as Annex N to the proxy statement/prospectus).
10.15*	Main Downside Protection Agreement, dated as of July 6, 2022, as amended and restated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor, the PIPE Investors (other than Constellation) and the Non-Redeeming Shareholders (included as Annex O to the proxy statement/prospectus).

Exhibit No.	Description
10.16*
XP Downside Protection Agreement, dated as of July 5, 2022, as amended and restated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor and the XP Non-Redeeming Shareholder (included as Annex P to the proxy statement/prospectus).

10.17*	Constellation Downside Protection Agreement, dated as of November 24, 2022, by and among New PubCo, Ambipar, the Sponsor and Constellation (included as Annex Q to the proxy statement/prospectus).
10.18*	Form of Ambipar Emergency Response 2022 Omnibus Incentive Plan.
10.19*
Underwriting Agreement, dated as of July 15, 2020, between HPX and Credit Suisse Securities (USA) LLC., as representatives of the several underwriters (incorporated by reference to Exhibit 1.1 to HPX’s Current Report on Form 8-K filed on July 21, 2020).

10.20*
Investment Management Trust Agreement, dated as of July 15, 2020, between HPX and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to HPX’s Current Report on Form 8-K filed on July 21, 2020).

10.21*
Amendment No. 1 to Investment Management Trust Agreement, dated as of July 14, 2022, between HPX and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.1 to HPX’s Current Report on Form 8-K filed on July 14, 2022).

10.22*
Registration Rights Agreement, dated as of July 15, 2020, between HPX and certain security holders (incorporated by reference to Exhibit 10.3 to HPX’s Current Report on Form 8-K filed on July 21, 2020).

10.23*	Administrative Services Agreement, dated as of July 15, 2020, between HPX and Sponsor (incorporated by reference to Exhibit 10.4 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.24*	Sponsor Warrants Purchase Agreement, dated as of July 15, 2020, between HPX and Sponsor (incorporated by reference to Exhibit 10.5 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.25*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Carlos Piani (incorporated by reference to Exhibit 10.6 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.26*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Bernardo Hees (incorporated by reference to Exhibit 10.7 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.27*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Rodrigo Xavier (incorporated by reference to Exhibit 10.8 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.28*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Marcos Peigo (incorporated by reference to Exhibit 10.9 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.29*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Fabio Mourao (incorporated by reference to Exhibit 10.10 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.30*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Marco Kheirallah (incorporated by reference to Exhibit 10.11 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.31*	Indemnity Agreement, dated as of July 15, 2020, between HPX and Salete Pinheiro (incorporated by reference to Exhibit 10.12 to HPX’s Current Report on Form 8-K filed on July 21, 2020).
10.32*
Indemnity Agreement, dated as of July 23, 2021, between HPX and Wolney Edirley Gonçalves Betiol (incorporated by reference to Exhibit 10.13 to HPX’s Current Report on Form 10-K filed on April 14, 2022).

10.33*	Indemnity Agreement, dated as of July 23, 2021, between HPX and Rafael Salvador Grisolia (incorporated by reference to Exhibit 10.14 to HPX’s Current Report on Form 10-K filed on April 14, 2022).

Exhibit No.	Description
10.34*
Securities Subscription Agreement, dated as of April 3, 2020, between HPX and the Sponsor (incorporated by reference to Exhibit 10.5 to HPX’s Registration Statement on Form S-1 (File No. 333-239486) filed on June 26, 2020).

10.35*	Securities Assignment Agreement, dated as of June 25, 2020, among Sponsor and Insiders.
10.36*	Resignation Letter of Fabio Mourão, dated as of December 3, 2020.
10.37*	Form of Trademark Licensing Agreement, by and between Emergencia and Ambipar (included as Annex R to the proxy statement/prospectus).
10.38#*	Purchase and Sale Agreement by and among the WOB Sellers, Seacor and Ambipar Holding USA, Inc., dated as of September 13, 2022.
21.1*	List of subsidiaries of New PubCo
23.1	Consent of Marcum LLP, independent registered public accounting firm for HPX
23.2	Consent of BDO RCS Auditores Independentes SS, independent registered public accounting firm for Emergencia
23.3	Consent of Grant Thornton LLP, independent certified public accountants for Witt O’Brien’s, LLC.
23.4	Consent of Carey Olsen LLP (included as part of Exhibit 5.1).
23.5	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.2)
23.6	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 8.1).
24.1	Power of Attorney (included on signature pages).
99.1*	Consent of Tércio Borlenghi Junior to be named as a director.
99.2*	Consent of Izabel Cristina Andriotti Cruz de Oliveira to be named as a director.
99.3*	Consent of Alessandra Bessa Alves de Melo to be named as a director.
99.4*	Consent of Thiago da Costa Silva to be named as a director.
99.5*	Consent of Mariana Loyola Ferreira Sgarbi to be named as a director.
99.6*	Consent of Carlos Piani to be named as a director.
99.7*	Consent of Victor Almeida to be named as a director.
99.8	Representation under Item 8.A.4 of Form 20-F.
107.1	Calculation of Filing Fee Tables

#
Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally copies of omitted schedules and exhibits to the Securities and Exchange Commission or its staff upon its request.

*
Previously filed.

Item 22. Undertakings
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b)

if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof;

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished; provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements;

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(6)
That, for the purpose of determining any liability under the Securities Act to any purchaser, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The undersigned registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement on Form F-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on January 11, 2023.
AMBIPAR EMERGENCY RESPONSE
By:
/s/ Thiago da Costa Silva

Name:
Thiago da Costa Silva

Title:
Director

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned constitutes and appoints Thiago da Costa Silva and Guilherme Patini Borlenghi as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-4, or other appropriate form, and all amendments thereto, including post-effective amendments, of Ambipar Emergency Response, and to file the same, with all exhibits thereto, and other document in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Thiago da Costa Silva Thiago da Costa Silva	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 11, 2023
/s/ Guilherme Patini Borlenghi Guilherme Patini Borlenghi	Director	January 11, 2023
/s/ Yuri Keiserman Yuri Keiserman	Chief Executive Officer (Principal Executive Officer)	January 11, 2023

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act, the undersigned, the duly authorized representative in the U.S. of Ambipar Emergency Response has signed this registration statement on January 11, 2023.
AMBIPAR HOLDING USA, INC.
By:
/s/ Guilherme Patini Borlenghi

Name: Guilherme Patini Borlenghi
Title: Director